Form 20-F
period 2020-12-31
Lufax Holding Ltd
filed 2021-03-11
CIK 1816007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-39654

Lufax Holding Ltd

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 1333 Lujiazui Ring Road 15/F

Pudong New District, Shanghai

People’s Republic of China

+86 21-3863-2121

(Address of principal executive offices)

James Xigui Zheng, Chief Financial Officer

Telephone: +86 21-3863-2121

Email: Investor_Relations@lu.com

No. 1333 Lujiazui Ring Road 15/F

Pudong New District, Shanghai

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (two American depositary shares representing one ordinary share, par value US$0.00001 per share)	LU	New York Stock Exchange
Ordinary shares, par value US$0.00001 per share*		New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,231,150,560 ordinary shares, par value US$0.00001 per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐  Yes    ☐  No

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐  Yes    ☒  No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the	Other ☐
International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“active investors” refer to investors who have made at least one investment through our wealth management platform or have had client assets with us above zero in the past twelve months;

•	“ADSs” refer to our American depositary shares, with every two ADSs representing one ordinary share;

•	“AI” refers to artificial intelligence;

•

“APR” or “annualized percent rate” refers to the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12, where all-in borrowing cost comprises the actual amount of (a) interest, (b) insurance premiums or guarantee fees and (c) retail credit facilitation service fees;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•

“client assets” refer to the outstanding balance of client assets generated through our platforms, where an asset is counted towards the outstanding balance for so long as it continues to be held by the investor who acquired it through our platform;

•	“cumulative borrowers” refer to the cumulative number of borrowers who had submitted their loan application request and successfully made drawdowns since our inception;

•	“DPD 30+ delinquency rate” refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due, divided by the outstanding balance of loans.

•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•

“legacy products” mainly include (1) a category of unsecured revolving credit lines in our retail credit facilitation business and peer-to-peer products and (2) certain types of structured alternative products originated by financial institutions for individual investors, which we refer to as business-to-consumer or B2C products, in our wealth management business;

•

“Lufax,” “we,” “us,” “our company” and “our” refer to Lufax Holding Ltd, a Cayman Islands exempted company, and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include our consolidated affiliated entities and its subsidiaries;

•	“non-traditional financial service providers” refers to fintech companies, online-only TechFin companies and online lending platforms;

•	“ordinary shares” refer to our ordinary shares of par value US$0.00001 per share;

•	“outstanding balance of loans facilitated” refers to the total principal amount outstanding at the end of the given period for loans we facilitated;

•	“Ping An ecosystem” refers to Ping An Group and its subsidiaries, affiliates and associates, including but not limited to OneConnect Financial Technology Co., Ltd. (NYSE: OCFT), or OneConnect;

•	“Ping An Group” refers to Ping An Insurance and its subsidiaries;

•	“Ping An Insurance” refers to Ping An Insurance (Group) Company of China, Ltd.;

•	“Ping An P&C” refers to Ping An Property & Casualty Insurance Company of China, Ltd.;

•	“registered users” refer to individuals who have registered on our platform using their mobile phone number, without regard to whether they subsequently engage in any transactions on our platform;

•	“RMB” and “Renminbi” refer to the legal currency of China; and

•	“volume of new loans facilitated” refers to the principal amount of new loans we facilitated during the given period.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 5, 2021, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.4960 to US$1.00.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Summary of Risk Factors

Risks Relating to Our Business

•	Our industry is rapidly changing, and our business has evolved significantly in recent years, which makes it difficult to evaluate our future prospects.

•	A credit crisis or a prolonged downturn in the credit markets may materially and adversely impact our reputation, business, results of operations and financial position.

•

If the total fees we charge for our retail credit facilitation service are deemed to be in excess of interest rate limits imposed by laws or regulatory bodies, part of the interests and fees may not be valid or enforceable through the PRC judicial system.

•

The wealth management products displayed on our platform involve various risks, and failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

•	We may not have access to sufficient and sustainable funding at reasonable costs.

•	Our business is heavily regulated, and those regulations are complex and rapidly evolving, which makes compliance challenging.

•	Any failure to obtain, renew or retain requisite approvals, licenses or permits applicable to our business may have a material adverse effect on us.

•

Even as we modify our business model and practices to remain in compliance with PRC laws and regulations, our legacy products and historical practices may be deemed to violate PRC laws and regulations.

•

If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects the borrower’s creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans facilitated through our platform for any other reason, our business and results of operations may be adversely affected.

•

Information regarding individuals to whom we provide our financial services may not be complete, and our ability to perform due diligence, detect borrower fraud or manage our risks may be compromised as a result.

•	We must attempt to collect delinquent loans while not engaging in misconduct or permitting third-party agents to engage in misconduct during the collection progress.

•	Our business may be materially and adversely affected by the effects of the outbreak of COVID-19 in China.

•	Our cooperation with various third parties is integral to the smooth operation of our business and platform, but these third parties may fail to perform or provide reliable or satisfactory services.

•

If we are unable to maintain or increase the amount of loans or investments we facilitate or if we are unable to retain existing borrowers and platform investors, or attract new borrowers or platform investors, our business may decline or fail to grow.

•	Our principal shareholders have significant influence over our company and their interests may not be aligned with the interests of our other shareholders.

Risks Relating to Our Corporate Structure

•

The PRC government or courts could decide that the contractual arrangements between our PRC subsidiaries and our consolidated affiliated entities do not comply with PRC law or are unenforceable, in part or in whole.

•	The contractual arrangements between our PRC subsidiaries and our consolidated affiliated entities may not be as effective as direct ownership in giving us operational control over our business.

•	Our consolidated affiliated entities or their shareholders may fail to perform their obligations under our contractual arrangements.

•	The shareholders of our consolidated affiliated entities may have conflicts of interest with us.

Risks Relating to Doing Business in China

•	PRC laws and regulations are developing and evolving, and PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms.

•

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business.

•

The audit report included in this prospectus is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board, or the PCAOB, and as a result, our investors are deprived of the benefits of such inspections. In addition, the recent enactment of the Holding Foreign Companies Accountable Act and the adoption of any additional rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty; if we are determined to have failed to meet the PCAOB inspection requirement for three years beginning in 2021, our securities could be delisted or prohibited from being traded in the United States and the value of your investment may be materially and adversely affected.

•

Various proceedings and legislative and regulatory developments related to China-based accounting firms, including our independent registered public accounting firm, and other developments due to political tensions between the U.S. and China may have an adverse impact on our listing and trading in the U.S., including adverse impact on the trading prices of our ADSs and possible delisting.

Risks Relating to Our ADSs

•	The trading price of our ADSs is likely to be volatile.

•

The sale or availability for sale of substantial amounts of our ADSs, particularly after the expiration of lock-up agreements from our initial public offering beginning on April 28, 2021, could adversely affect their market price.

•	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

•	Certain judgments obtained against us by our shareholders may not be enforceable.

Please see “Risk Factors” and other information included elsewhere in this annual report for a discussion of these and other risks and uncertainties that we face.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected changes in our income, expenses or expenditures;

•	the expected growth of the retail credit facilitation and wealth management markets;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding our relationship with borrowers, platform investors, funding sources, product providers and other business partners;

•	competition in our industry;

•	general economic and business conditions in China and elsewhere;

•	government policies and regulations relating to our industry; and

•	the outcome of any current and future legal or administrative proceedings.

You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

This annual report also contains statistical data and estimates that we obtained from government and private publications. Although we have not independently verified the data, we believe that the publications and reports are reliable. The market data contained in this annual report involves a number of assumptions, estimates and limitations. The retail credit facilitation market, the wealth management market and related markets in China and elsewhere may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. You should not place undue reliance on these forward-looking statements.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2018, 2019 and 2020, summary consolidated balance sheet data as of December 31, 2019 and 2020 and summary consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of operations and comprehensive income data for the year ended December 31, 2017, summary consolidated balance sheet data as of December 31, 2017 and 2018 and summary consolidated cash flow data for the year ended December 31, 2017 have been derived from our audited consolidated financial statements not included in this annual report. Selected financial data for our fiscal year ended December 31, 2016 is omitted as such data is not available on the same basis as the financial information for subsequent periods and would not be available without unreasonable effort and expense. You should read this “Selected Financial Data” section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with IFRS. Our historical results are not necessarily indicative of results expected for future periods.

The following table shows our selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2017, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in millions except per share data)
Technology platform-based income:
Retail credit facilitation service fees	15,336	29,576	39,325	39,457	6,047
Wealth management transaction and service fees	1,885	2,645	2,604	1,765	270

Total technology platform-based income	17,221	32,221	41,929	41,222	6,318
Net interest income	7,256	5,894	3,909	7,750	1,188
Guarantee income	1,456	814	465	602	92
Other income	810	508	879	1,517	232
Investment income	1,060	1,017	579	940	144
Share of net profits of investments accounted for using the equity method	16	46	73	15	2

Total income	27,819	40,500	47,834	52,046	7,976
Sales and marketing expenses	(7,451)	(10,767)	(14,931)	(17,814)	(2,730)
General and administrative expenses	(2,823)	(2,796)	(2,853)	(2,976)	(456)
Operation and servicing expenses	(3,072)	(4,367)	(5,471)	(6,031)	(924)
Technology and analytics expenses	(1,302)	(1,659)	(1,952)	(1,792)	(275)
Credit impairment losses	N/A *	(935)	(1,863)	(3,035)	(465)
Asset impairment losses	(3,736)	(7)	(135)	(7)	(1)
Finance costs	(1,297)	(900)	(1,520)	(2,866)	(439)
Other gains/(losses) – net	225	(420)	325	384	59

Total expenses	(19,455)	(21,850)	(28,400)	(34,136)	(5,232)
Profit before income tax	8,364	18,649	19,434	17,910	2,745
Less: Income tax expenses	(2,337)	(5,073)	(6,117)	(5,633)	(863)

Net profit	6,027	13,576	13,317	12,276	1,881

Note: The line item for credit impairment losses is not applicable in 2017 as a result of the adoption of IFRS 9.

The following table shows our selected consolidated balance sheet data as of December 31, 2017, 2018, 2019 and 2020.

	As of December 31,
	2017		2018	2019	2020
	RMB		RMB	RMB	RMB	US$
	(in millions)
ASSETS
Cash at bank	18,713		18,576	7,352	24,159	3,702
Restricted cash	6,558		7,937	24,603	23,030	3,529
Financial assets at fair value through profit or loss	12,442		16,444	18,583	34,424	5,276
Financial assets at amortized cost	N/A	*	3,108	8,623	6,564	1,006
Accounts and other receivables and contract assets	18,467		20,095	26,296	23,326	3,575
Loans to customers	97,553		34,428	47,499	119,826	18,364
Total assets	180,358		117,919	149,534	248,890	38,144
LIABILITIES
Payable to platform investors	10,212		9,820	15,344	9,115	1,397
Payable to investors of consolidated structured entities	114,728		31,810	47,243	110,368	16,915
Accounts and other payables and contract liabilities	3,756		6,244	4,826	5,484	840
Convertible redeemable preferred shares	—		8,935	10,259	—	—
Optionally convertible promissory note	—		—	—	7,531	1,154
Convertible promissory note payable	8,071		9,135	10,014	10,117	1,551
Total liabilities	159,122		82,971	101,388	165,739	25,401
Share premium	10,870		14,113	14,113	33,213	5,090
Retained earnings	2,677		16,237	29,346	40,928	6,272
Other reserves	7,120		4,579	4,582	7,419	1,137
Total equity	21,236		34,948	48,145	83,151	12,743

Note: The line item for financial assets at amortized cost is not applicable in 2017 as a result of the adoption of IFRS 9.

The following table shows our selected consolidated cash flow data for the years ended December 31, 2017, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flows Data:
Net cash generated from/(used in) in operating activities	2,675	(1,452)	2,192	7,121	1,091
Net cash (used in)/generated from investing activities	(1,630)	3,494	(11,014)	(15,004)	(2,299)
Net cash generated from/(used in) financing activities	6,505	(2,008)	(2,612)	24,874	3,812
Effect of exchange rate changes on cash and cash equivalents	(47)	(86)	170	(518)	(79)
Net increase/(decrease) in cash and cash equivalents	7,503	(52)	(11,264)	16,474	2,525
Cash and cash equivalents at beginning of the year	11,125	18,628	18,576	7,312	1,121
Cash and cash equivalents at end of the year	18,628	18,576	7,312	23,786	3,645

The following table shows certain of our operating data as of the dates and for the periods indicated:

	As of and For the Years Ended December 31,
	2017	2018	2019	2020
Retail Credit Facilitation
Number of cumulative borrowers (millions)	7.5	10.3	12.4	14.5
Outstanding balance of loans facilitated (RMB billions)	288.4	375.0	462.2	545.1
Percentage without credit risk exposure	75.4%	94.7%	97.8%	93.7%
Percentage with credit risk exposure	24.6%	5.3%	2.2%	6.3%
Volume of new loans facilitated (RMB billions)	343.8	397.0	493.7	565.0
Percentage funded by third parties	51.8%	96.8%	99.8%	98.4%

	As of and For the Years Ended December 31,
	2017	2018	2019	2020
Percentage funded by us	48.2%	3.2%	0.2%	1.6%
Wealth Management
Number of registered users (millions)	33.8	40.4	44.0	46.2
Number of active investors (millions)	9.6	11.2	12.5	14.9
Total client assets (RMB billions)	461.7	369.4	346.9	426.6
Current products	27.1%	49.4%	70.2%	95.5%
Legacy products	72.9%	50.6%	29.8%	4.5%

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business

Our industry is rapidly changing, and our business has evolved significantly in recent years, which makes it difficult to evaluate our future prospects.

We operate in China’s retail credit and wealth management industries, which are rapidly changing and may not develop as we anticipate. There are few established players and no proven business model in these new and fast growing industries. The regulatory frameworks governing the retail credit and wealth management industries continue to develop rapidly but are expected to remain uncertain for the foreseeable future. In addition, our business and business model have evolved significantly in recent years. As these industries and our business continue to develop, we may further modify our business model or our platform, services and solutions. These modifications may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations.

You should consider our business and future prospects in light of the risks and challenges we may encounter in these rapidly changing industries, including our ability to:

•	attract, retain and develop active users for our platform and apps;

•	navigate a complex and evolving regulatory environment;

•	continue to develop, maintain and scale our platform and sustain our historical growth rates;

•	convince prospective customers, users and partners of the value of products and services on our platform;

•	increase our market share and offer personalized and competitive services;

•	offer or maintain attractive fees while driving the growth and profitability of our business;

•	develop sufficient, diversified, sustainable, cost-efficient and reputable institutional funding sources;

•	continue to develop and improve the effectiveness, accuracy and efficiency of our proprietary credit assessment and risk management technology;

•	improve our operational efficiency and maintain profitability;

•	enhance our technology infrastructure to support the growth of our business, maintain the security of our system and the confidentiality of the information provided and utilized across our system;

•	effectively maintain, upgrade and scale our financial and risk management controls and procedures;

•

defend ourselves against legal proceedings and regulatory actions, such as claims against us relating to our sales and collection efforts, fee structures, employee and third-party misconduct, intellectual property, cybersecurity or privacy;

•	operate without being adversely affected by negative publicity about our industry in general and our company in particular, including baseless or ill-intentioned negative publicity; and

•	navigate fluctuations in economic conditions.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

A credit crisis or a prolonged downturn in the credit markets may materially and adversely impact our reputation, business, results of operations and financial position.

Our business is subject to credit cycles associated with the volatility of the general economy. In particular, the operations of our retail credit facilitation and wealth management businesses may be severely affected in a credit crisis or prolonged downturn in the credit markets. For example, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or losses for our funding partners, credit enhancement partners and us. In the event that the creditworthiness of our borrowers deteriorates or we cannot accurately track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be rendered ineffective. This in turn may lead to higher default rates and an adverse impact on our reputation, business, results of operations and financial position as well as our ability to retain existing or attract new funding and credit enhancement partners. Moreover, the performance of the underlying assets of the wealth management products available on our platform maybe materially and adversely affected during a prolonged downturn in the credit markets. If our platform investors suffer from losses in their investments as a result, existing or potential investors may be discouraged from using our services and our reputation may be harmed.

In addition, a credit crisis or prolonged downturn in the credit markets might cause tightening in credit guidelines, limited liquidity, deterioration in credit performance and increased foreclosure activities. Since we predominantly generate our income from fees charged for services, a decrease in loans facilitated and total client assets invested could cause a material decline in our income for the duration of a crisis or downturn. In addition, we and our business partners may increase fees, including guarantee fees, when they perceive heightened credit risks, which may have a material and adverse impact on our profitability. Moreover, a financial and credit crisis may be coupled with or trigger a downturn in the macroeconomic environment, which could cause a general decrease in lending and investment activities over a prolonged period of time and materially and adversely impact the industries we operate in. If a credit crisis or prolonged downturn were to occur, particularly in China’s credit markets, our business, financial performance and prospects may be materially and adversely affected.

Furthermore, a credit crisis may lead to fluctuations in interest rates. If the prevailing market interest rates rise while borrowers on our platform are unwilling to accept a corresponding increase in interest rates, funding partners may be deterred from providing funding through our platform. If our borrowers decide not to utilize our credit products because of increases in interest rates, our ability to retain existing borrowers, attract or engage prospective borrowers as well as our competitive position may be severely limited. We cannot assure you that we will be able to effectively manage such interest risk at all times or pass on any increase in interest rates to our borrowers. If we are unable to effectively manage such an increase, our business, profitability, results of operations and financial condition could be materially and adversely affected. If the prevailing market interest rates decrease and we fail to adjust the interest rates for borrowers on our platform, prospective borrowers may choose to borrow from other platforms to take advantage of the lower funding cost offered by them. As a result, any fluctuation in the overall interest rate environment may discourage borrowers from making credit applications from us or utilize their approved credit, which may adversely affect our business.

The total fees we charge for our retail credit facilitation service may be deemed to be in excess of interest rate limits imposed by laws or regulatory bodies. As a result, part of the interests and fees may not be valid or enforceable through the PRC judicial system.

Our retail credit facilitation service and other fees, to the extent they are deemed to be or related to loan interest, are subject to the restrictions on interest rates as specified in applicable rules on private lending. The Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, requires online platforms, microloan companies and other entities to charge synthetic fund costs, including the interest and fees paid by the borrowers, in compliance with the rules provided by the Supreme People’s Court, and such costs shall be within the legally allowed annualized interest rate for private lending. According to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases promulgated on September 1, 2015, in the event the sum of the annualized interest that lenders charge and the fees we and our business partners charge exceeded the 24% limit, and borrowers refused to pay the portion that exceeds the 24% limit, PRC courts would not uphold our request to demand the portion of the fees that exceeds the 24% limit from such borrowers. If the sum of the annual interest that lenders charge and the fees we and our business partners charge exceeds 36%, the portion that exceeds the 36% limit is invalid. The Supreme People’s Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector in August 2017, which provides that in the context of peer-to-peer lending, if an online lending information intermediary and a lender intentionally collude to evade the interest rate ceiling as set out by the law through disguising loan interest as loan facilitation service fees, then such arrangements shall be declared invalid. On July 22, 2020, the Supreme People’s Court and the National Development and Reform Commission, or the NDRC, jointly released the Opinions on Providing Judicial Services and Safeguards for Accelerating the Improvement of the Socialist Market Economic System for the New Era. This document states that if the interest and fees, including interest, compound interest, penalty interest, liquidated damages and other fees, claimed by one party to the loan contract exceed the upper limit under judicial protection, the claim will not be supported by the court, and if the parties to the loan disguise the financing cost in an attempt to circumvent the upper limit, the rights and obligations of all parties to the loan will be determined by the actual loan relationship.

The Supreme People’s Court amended the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases on August 20, 2020, and then again on January 1, 2021. Under these amendments, if the service fees or other fees that we charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), then in the event that the sum of the annualized interest that lenders charge and fees we and our business partners charge exceed four times the one-year Loan Prime Rate at the time of the establishment of the agreement, the borrower may refuse to pay the portion that exceeds the limit. In that case, PRC courts will not uphold our request to demand the payment of fees that exceed the limit from the borrower. If the borrower has already paid the fees that exceed the limit, the borrower may request that we refund the portion exceeding the limit and the PRC courts may uphold such requests. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center. The one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on February 20, 2021 was 3.85%, and we cannot assure you that the one-year loan market quoted interest rate or the upper limit on interest and fee rates will not decrease in the future. As to the cases accepted by PRC courts of first instance on or after August 20, 2020 and in which the loan contracts were established before August 20, 2020, if the lender requests that the court apply the old limits of 24% and 36% for calculating the loan interest accrued from the establishment of the loan contracts up to August 19, 2020, such request will be supported by the court, but the loan interest accrued from August 20, 2020 to the date of the loan repayment shall be calculated by applying the new limit of four times the one-year Loan Prime Rate at the time of the filing of the lawsuit. On December 29, 2020, the Supreme People’s Court also issued the Reply Regarding the Scope of Application of the New Private Lending Judicial Interpretation, which provides that the two amendments are not applicable to disputes arising from the relevant financial business of microloan companies, financing guarantee companies, and five other types of local financial organizations which are regulated by local financial authorities. However, there remain uncertainties in the interpretation and implementation of the two amendments, including their applicability in practice, the basis of the formula used to calculate the interest limit, and the scope of inclusion of related fees and insurance premiums, as well as inconsistencies between the standard and the level of enforcement by different PRC courts. We cannot assure you that there will not be any changes to the detailed formula used to calculate the interest limit, that our future fee rates will not be lowered as a result of the limit described above, or that the limit will not be applied to our historical and legacy products where the related dispute cases are accepted by PRC courts of first instance on or after August 20, 2020. In such cases, we and our business partners may be required to repay certain borrowers if our historical and legacy loan products are deemed to have violated the applicable laws and regulations concerning the limit on lending interest and fee rates, and our business, results of operations and financial condition may therefore be materially and adversely affected.

In addition to rules, opinions and decisions issued by the PRC courts, we and our business partners are also subject to regulatory agencies’ requirements, supervision or guidance. We have lowered the APR on loans we facilitate since early September 2020 and may further lower the APR from time to time as a result of changes in regulation or our business strategy. We may also reduce our outstanding loan volumes, significantly modify our fee rate structure within a prescribed period of time or modify our business cooperation model with third-party business partners, including our credit enhancement partners. If we are unable to comply with such regulatory requirements, supervision or guidance or are deemed to be charging above the maximum interest rates permitted by the relevant laws, regulations, policies or guidance, we could be subject to orders of suspension, cessation or rectification, cancellation of qualifications, or other penalties, and our business, financial condition, results of operations and our cooperation with business partners could be materially and adversely affected as a result. See also “—Our business is subject to laws, regulation, and supervision by national, provincial and local government and judicial authorities, industry associations and other regulatory bodies. The laws, regulations and official guidance relating to our business are complex, evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we have been modifying and may need to continue to modify our business operations in response to changes in laws and regulations.”

The wealth management products displayed on our platform involve various risks, and failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

We display a broad variety of wealth management products on our platform, including asset management plans, mutual funds, private investment funds and trust products, among others. These products often have complex structures and involve various risks, including default risk, interest rate risk, liquidity risk and other risks. In addition, third parties we collaborate with might be confronted with liquidity risks, which may expose our platform investors to the liquidity risks in the products we display on our platform. Moreover, the wealth management products available on our platform are also subject to systematic risk and market volatility, which may reduce the value of the investments of our platform investors regardless of the performance or profitability of the businesses underlying such investment products.

Neither the principal nor the return of the wealth management products available on our platform is guaranteed by us. As such, we generally do not bear any liabilities for any loss to capital invested in the products. However, despite product risk warnings and platform disclaimers, our platform investors may attempt to hold us responsible for their losses, which could harm our reputation and result in reduced traffic to our platform. Furthermore, we may also face pressure from regulatory authorities to share losses incurred by our platform investors in order to maintain social harmony and financial market stability, which can have a material and adverse impact on our business, results of operations and financial condition.

In addition, although we have implemented strict suitability management and transparent disclosure policies, such policies and procedures may not be fully effective in mitigating suitability-related risks in all scenarios. If we or our customer service personnel are found to have engaged in suitability-related misconduct, we may be held responsible when our platform investors incur losses, and our reputation, client relationships, business and prospects will be materially and adversely affected. For more details on risks relating to our product risk management, see “—Information regarding individuals to whom we provide our financial services may not be complete, and our ability to perform due diligence, detect borrower fraud or manage our risks may be compromised as a result.”

Our access to sufficient and sustainable funding at reasonable costs cannot be assured.

The growth and success of our future operations depend on the availability of adequate lending capital to meet borrowers’ demands for loans on our platform. To maintain sufficient and sustainable funding to meet borrower demands, we need to keep expanding the funding base and securing a stable stream of funds from our funding partners.

The availability of funding from our funding partners depends on many factors, some of which are out of our control. Changes in the credit environment may impact the funding costs and the terms of our agreements with funding partners, and we may not be able to obtain sufficient and sustainable funding from our funding partners if the funding cost increases significantly. In addition, our competitors in the retail credit facilitation markets may offer better terms to attract institutional funding partners away from us or form exclusive partnerships with them. We may not be able to maintain long-term business relationships with institutional funding partners in this evolving market. In addition, some of our funding partners have limited operating histories and experiences and we cannot rely on them for our funding. Our funding partners are subject to PRC laws and regulations, and in the event that all or some of them cease or modify their operations and cooperation with us as a result of existing or new regulatory requirements, such as the Notice of Further Regulating Online Loan Business of Commercial Banks recently issued by the China Banking and Insurance Regulatory Commission, or the CBIRC, which prohibits local commercial banks from engaging in an online loan business outside the territory of its registered place, the availability of our funding may be materially and adversely affected.

While we have made efforts to diversify funding sources, we cannot assure you that such efforts would be successful or funding sources for the loans we facilitate will remain or become increasingly diversified in the future. If we become dependent on a small number of funding partners and any such funding partners decide not to collaborate with us, change the commercial terms to the extent unacceptable to our borrowers or limit the funding available on our platform, such constraints may materially limit our ability to facilitate loans and adversely affect our user experience. As a result, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

Our business is subject to laws, regulations, and supervision by national, provincial and local government and judicial authorities, industry associations and other regulatory bodies. The laws, regulations and official guidance relating to our business are complex, evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we have been modifying and may need to continue to modify our business operations in response to changes in laws and regulations.

The industries in which we operate are highly regulated. Our businesses are subject to national, provincial and local laws, rules, regulations, policies and measures in China. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations.” These laws, rules, regulations, policies and measures are issued by the National Congress of China and its standing committee, the State Council, and different central government ministries and departments as well as provincial and local government authorities, and are enforced by different levels of regulatory agencies and by local authorities in each province in which we operate. As a result, there may be inconsistencies between the rules, regulations, policies, orders and guidance of various regulatory agencies. In order to comply with existing and new rules, regulations, policies and measures of each regulatory agency, we have modified, and may continue to modify, our business models from time to time, which could cause us to incur significant costs and expenses, divert resources and materially disrupt our operations, which could have a material adverse effect on our results of operations and financial condition. For example, in July 2020, the CBIRC issued the Interim Measures for the Administration of Online Loans by Commercial Banks to provide detailed rules on online loans provided by commercial banks. Further, on February 19, 2021, the CBIRC further issued the Notice of Further Regulating Online Loan Business of Commercial Banks, also known as Circular 24, which provides that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the material procedures of loan management. Where a commercial bank and its joint lending partner jointly contribute funds to issue online loans, the funding contribution percentage of its joint lending partner shall not be less than 30%. Moreover, Circular 24 caps a bank’s own loan balance under a joint lending partnership with a single counterparty at 25% of its tier-1 capital and prohibits local commercial banks from engaging in an online loan business outside the territory of their registered place. Circular 24 will also apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. These rules and regulations may require some of our funding partners to evaluate their cooperation entities and adjust their cooperation with us and thus have a potentially significant impact on our retail credit facilitation business.

In addition, on January 13, 2021, the CBIRC and the People’s Bank of China released the Notice on Regulating Personal Deposit Business by Commercial Banks through the Internet, which provides detailed rules for the conduct of a deposit business by commercial banks through the internet and further prohibits commercial banks from conducting a time deposit and time-demand optional deposit business through online platforms that they do not operate themselves, including such services as marketing and promotion, product display, information transmission, access to purchase and interest subsidies. We ceased to facilitate the bank deposit products provided by our bank partners in December 2020. However, the PRC governmental authorities may further tighten the requirements that regulate the industries we operate in, which may limit or restrict our current practices and may require changes to our business model or operations.

Our microloan companies are subject to the laws, regulations, policies and measures in Chongqing, Shenzhen and Hunan in respect of registered capital and of loan-to-capital and other leverage ratios, among other things, and our financing guarantee companies are subject to the supervision of local financial authorities in Nanjing, Tianjin and other jurisdictions where their branch offices are located. Historically, some of our microloan companies and financing guarantee companies maintained leverage ratios that were above the maximum level allowed. As of the date of this annual report, we have modified our microloan companies’ and financing guarantee companies’ business models in order to comply with the leverage ratio requirements and other laws, regulations, policies and measures for these companies in all of these jurisdictions. Historically, regulators have given us verbal and written guidance on our business practices, and we have modified our business operations based on such guidance. While we have not been subject to any regulatory penalties as of the date of this annual report in connection with such microloan and financing guarantee companies’ business practices, we may be subject to regulatory warnings, correction orders, condemnation and fines and may be required to further modify our business if any of our microloan and financing guarantee companies is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance. For example, on September 16, 2020, the CBIRC issued the Notice on Strengthening the Supervision and Management of Microloan Companies, or Circular 86. Adopted to regulate the operations of microloan companies, Circular 86 stipulates that the financing balance of a microloan company’s funding by bank loans, shareholder loans and other non-standard financing instruments shall not exceed such company’s net assets, and the financing balance of the microloan company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets. Local financial regulatory authorities may further lower the leverage limits mentioned above.

On November 2, 2020, the CBIRC, the People’s Bank of China and other regulatory authorities released a consultation draft of the Interim Measures for the Administration of Online Microloan Business, which states that a microloan company must obtain the official approval of the CBIRC to conduct an online micro lending businesses outside the province where it is registered. In addition, the draft provides the statutory qualified requirements for an online microloan company, covering such things as registered capital, controlling shareholders, and use of the internet to engage in an online microlending business. In response to this, we stopped using our microloan subsidiaries to fund new loans in December 2020.

We are also subject to oversight by the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China and the National Internet Finance Association of China in connection with our mobile applications. If we fail to comply with the requirements and standards set by the relevant authorities or if our apps fail to remain on the white list, mobile app stores including the iOS App Store and Android app stores may cease the distribution of our mobile apps and our business may be materially and adversely affected.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. Recently enacted laws, rules and regulations may be subject to significant degrees of interpretation by PRC regulatory authorities. Because many of the laws, rules and regulations governing our businesses are relatively new, and because of the limited number of published judicial decisions and the non-binding nature of some of such decisions, we have encountered uncertainties as to the judicial interpretation and application of laws, and it is possible that laws may be interpreted and applied inconsistently in different jurisdictions. Such interpretations and application may conflict with our current practices, require changes to our business model or cause disruptions to our operations. For example, we may be required to fund more loans ourselves as a result of new laws, rules and regulations, and our ability to collect loans from borrowers may also be restricted by developments in the interpretation of PRC laws, rules and regulations. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have retroactive effects. As a result, we may not be aware of our violation of these policies and rules until after a violation has occurred. We might also not be able to foresee what regulatory measures the national, provincial and local government authorities may take and whether new regulatory measures would adversely impact our existing business or business plans. For example, though there is currently no specific regulation pertaining to the qualifications and operations of websites such as Lu.com, which helps us facilitate the distribution of financial products for our licensed product providers, new laws, rules, regulations, measures, polices or interpretations may arise in the future. Similarly, the qualified investor requirements and minimum investment thresholds for asset management products, trust products, private funds may be subject to further changes in the future. New regulations may also require us to obtain licenses for the processing and storage of borrower data, and request more detailed documentations for borrowers’ usage of loans, which may materially and adversely impact the flexibility and efficiency of our retail credit facilitation services and as a result the volume of loans we facilitate. Furthermore, there are currently few regulations on the use of technologies we deploy in our businesses, such as chatbots and AI, new laws, rules, regulations, measures policies or interpretations may arise in the future. We might not be able to be in compliance with the new requirements, and even if we successfully comply with such requirements through improvements, corrections and rectification, the business model may no longer be profitable or commercially viable.

We expect the laws, rules, regulations, policies and measures governing our business, our cooperation with third-party business partners and the products we facilitate on our platform to continue to evolve. Our business activities and growth may be adversely affected if we do not respond to regulatory changes in a timely manner. Non-compliance with the applicable laws, rules, regulations, policies and measures, including as a result of ambiguities in them, may subject us to sanctions by regulatory authorities, monetary penalties, or restrictions on our business activities or new product introduction or revocation of our licenses, all of which could have material and adverse effects on our business, financial condition and results of operations.

Any failure to obtain, renew or retain requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial condition and results of operations.

The PRC government extensively regulates internet-related businesses, including supervising foreign ownership, and requiring licenses and permits pertaining to the companies in internet-related businesses. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We are required to obtain various approvals, licenses and permits from different regulatory authorities in order to offer certain categories of our loan product and wealth management product facilitation services online.

We have made efforts to obtain all the applicable approvals, licenses and permits, but due to the complexities, uncertainties and frequent changes in laws, rules, regulations and their interpretation and implementation, we may not always be able to do so, and we may be penalized by governmental authorities for facilitating products or providing services without proper approvals, licenses or permits. For example, we cannot assure you that we will not be required to obtain any additional internet content service provider license, or ICP license, for our current business operations. Moreover, as we continue to increase the product and service selection on our platform, we may also become subject to new or existing laws and regulations that did not affect us in the past. Failure to obtain, renew, or retain requisite licenses, permits or approvals may adversely affect our ability to conduct or expand our business.

In March 2018, the Office of the Leading Group of Special Rectification of Internet Financial Risks issued the Notice on Strengthening Rectification and Carrying Out Inspection Acceptance Work of Online Asset Management Operations, or Circular 29, which provided that without the license or approval from the PRC financial regulatory authorities, no entity may issue or sell asset management products through the internet. The application and interpretation of Circular 29, including the definition of “asset management product,” are ambiguous and may be inconsistent between different government authorities. Although we believe our role is only that of a platform between the providers and the purchasers of the wealth management products, which is not forbidden by Circular 29, the PRC regulatory authorities may have a different view and categorize our activities as the sale of wealth management products in violation of Circular 29 and other PRC laws and regulations. If the PRC government determines that we are operating or have operated our wealth management or other businesses without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or permits or imposes additional restrictions on the operation of any part of our business, it has the power to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue the relevant parts of our business or to impose restrictions on the affected portion of our business. While we may still be able to operate our wealth management business by cooperating with entities that hold the required license, approval or permit, any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

In addition, we are currently in the process of upgrading and moving our wealth management platform investors’ balances from our platform, which we offered as an add-on service to streamline our platform investors’ subscription process at their consent, to bank accounts with a commercial bank. With this new service, our platform investors can use their bank account balances to directly purchase wealth management products displayed on our platform. However, some platform investors have not yet made the upgrade or may not be willing to make such upgrades, and our practice of allowing our platform investors to top-up and transfer their balances on our platform to purchase wealth management products and withdraw the funds to their bank accounts may be deemed to be engaging in payment services without having obtained the required licenses in violation of Administrative Measures for the Payment Services Provided by Non-financial Institutions and the Notice of the General Office of the People’s Bank of China on Further Strengthening the Disciplinary Action against Unlicensed Transaction of Payment Business. Although we have not been subjected to any fines or other penalties as of the date of this annual report in connection with the practice described above, we cannot be certain that the measures or the circular will not apply or that our existing or past practices would not be deemed to violate any existing or future laws, regulations and rules or subject us to regulatory penalties. Furthermore, we currently cooperate with third-party channel partners for borrower and platform investor acquisition. See “Item 4. Information on the Company—B. Business Overview—Retail Credit Facilitation—Retail Credit Origination” and “Item 4. Information on the Company—B. Business Overview—Wealth Management—Platform Investor Acquisition.” If we or these third parties are deemed to be providing investment advisory services without the requisite approvals, licenses or permits, they may be subject to regulatory actions and be prohibited from engaging in client acquisition activities, and as a result we may need to significantly modify our borrower and client acquisition model. This could have a material adverse impact on our business prospects, results of operations and financial condition.

Moreover, the PRC government has adopted a series of regulations governing credit investigation businesses. Among those regulations, the Regulation for the Administration of Credit Investigation Industry, promulgated by the State Council and effective in March 2013, provides that credit investigation business means the activities of collecting, organizing, storing and processing credit-related information of individuals and enterprises, as well as providing such information to parties that may use such information. To further strengthen the supervision for credit investigation businesses, the People’s Bank of China published a draft of Administrative Measures for Credit Investigation Business for public comments on January 21, 2021, which provides that credit-related information refers to information used to determine the credit status of individuals and enterprises when providing services for financial and economic activities, which includes information of identification, address, transportation, contact, debt, property, payment, consumption, operation, performance of legal obligations and information regarding analysis and evaluation of the credit status of individuals and enterprises based on the aforesaid information. We may collect, store and analyze certain information which falls within the scope of so-called credit-related information and conduct credit assessment based on such information. We may also share such information with our business partners under proper authorization. As of the date of this annual report, we have not been subject to any penalties under PRC laws related to credit investigation business. Due to the evolving regulatory environment of the credit investigation industry and the lack of detailed interpretation, we cannot assure you that our business will not be regarded as credit investigation business and we will not be required to obtain the approval or license for credit investigation business or have to modify our business model, which could cause us to incur significant costs and expenses, divert resources and disrupt our operations, which may adversely materially affect our results of operations and financial condition.

We have modified our business model and practices in the past as a result of changes in laws, regulations, policies, measures and guidance, and we are subject to risks in connection with our legacy products and historical practices. If any of our legacy products and historical practices is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.

Given the complexities, uncertainties and frequent changes in these laws, rules, regulations, policies and measures, including changes in their interpretation and implementation, we have historically modified our business models and practices due to shifts in regulatory requirements and our strategies. Among wealth management products, we ceased to facilitate the offering of structured alternative products originated by financial institutions for individual investors, which we refer to as business-to-consumer or B2C products, in the second half of 2017. We also ceased to facilitate the bank deposit products provided by our bank partners in December 2020. Among retail credit facilitation products, we ceased to facilitate the offering of peer-to-peer products in August 2019, as well as stopped using funding from peer-to-peer individual investors as a funding source for our retail credit facilitation business in 2019. As of December 31, 2020, peer-to-peer products as a percentage of total client assets had fallen to 4.5%, and none of the new loans we facilitated in 2020 were funded by peer-to-peer individual investors.

To facilitate the exit of investors after we discontinued our facilitation of the offering of B2C products in the second half of 2017, as a one-time event, we decided to repurchase certain trust plans, asset management plans and debt investments from our platform investors. As these trust plans, asset management plans and debt investments were overdue as of December 31, 2019, we recorded impairment of RMB1.0 billion and fair value loss of RMB0.7 billion in 2019. In the year ended December 31, 2020, we recorded impairment losses of RMB29 million (US$5 million) and fair value loss of RMB337 million (US$52 million). The performance of these trust plans, asset management plans and debt investments, with an aggregate net balance of RMB2.2 billion (US$0.3 billion) as of December 31, 2020, may continue to have an adverse impact on our financial condition. We are currently pursuing a number of claims against the debtors related to some of our historical B2C products. While none of these claims is considered material to our business on an individual basis, the overall results of these ongoing litigations may have continued impact on our financial condition. We are currently unable to estimate the possible outcome or possible range of recovery, if any, associated with the resolution of these cases, and adverse outcome of our claims could have a material adverse effect on our business, results of operations, cash flows and reputation. In addition, we cannot assure you that our historical B2C products will not be deemed to violate laws and regulations, including Circular 29, adopted in March 2018, which provides that any public issuance or sale of asset management products through the internet is deemed to be a financing business requiring asset management licenses or permits.

We ceased using individual funding as a funding source for loans in 2019 in response to new regulations on peer-to-peer lending. Under existing regulations, entities engaging in peer-to-peer lending are required to apply for record-filings with authorities. In addition, in January 2019, the PRC government issued the Notice on Further Implementing the Compliance Inspection and Follow-up Work of Peer-to-Peer Online Lending, which requires all peer-to-peer lending platforms to reduce the total outstanding peer-to-peer lending balance, the total number of borrowers, and the total number of individual investors. Three platforms operated by our consolidated affiliated entities have been engaging in peer-to-peer lending services. After close consultation with regulators, we have ceased facilitating new peer-to-peer loans on our platform since August 2019 and currently only focus on serving the remaining borrowers and lenders on our platforms. We have not received any administrative penalty for our online lending information intermediary services as of the date of this annual report. Nevertheless, we cannot assure you that we will not be subject to fines or other regulatory penalties for our historical and currently outstanding peer-to-peer loans, or that we will not be required by regulatory authorities to terminate all legacy products. Any of such events may materially and adversely affect our client relationship, reputation, and business operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation, and we cannot assure you that our historical practices would not be deemed to be a violation of the applicable laws and regulations, which may subject us to fines and other administrative sanctions and adversely affect our reputation, business prospects and financial condition.

If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrower’s creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans facilitated through our platform for any other reason, our business and results of operations may be adversely affected.

Our ability to attract borrowers and funding partners and build trust in our platform is significantly dependent on our ability to effectively evaluate borrowers’ credit profiles and manage default risks. We continuously refine the algorithms, data processing and other technologies underlying our credit assessment and risk management model, but if any of these decision-making and scoring systems contain programming or other errors, or are ineffective or the data provided by borrowers or third parties are incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans. In addition, if we fail to discover borrower fraud or intentional deceit, the quality of our credit management may be compromised and we may be subject to liabilities under the relevant laws and regulations. The Interim Measures for the Administration of Business Activities of Online Lending Information Intermediaries have imposed on online lending information intermediaries, including us, additional obligations to verify the truthfulness of the information provided by or in relation to loan applicants and to actively detect fraud. Although we are not subject to contractual obligations to our funding or credit enhancement partners for inaccurate assessment of a borrower’s creditworthiness and we do not bear credit risk for loans that we do not fund or guarantee ourselves, as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under these interim measures or other laws or regulations if we fail to detect any fraudulent behavior. If we incur such liabilities, our results of operations and financial condition could be materially and adversely affected.

The completeness and reliability of consumer credit history information in the PRC is relatively limited. The People’s Bank of China has developed and put into use a national personal and corporate credit information database which remains relatively underdeveloped. The information and data we obtain ourselves or from external parties for credit assessment and risk management purposes may be inaccurate or incomplete. We are also unable to accurately monitor whether a prospective borrower has obtained loans through other retail credit facilitation platforms, creating the risk whereby a borrower may utilize our credit products to pay off loans from other sources. There is also a risk that, following our access to a borrower’s information, the borrower may have become delinquent in the payment of an outstanding obligation, defaulted on a pre-existing debt obligation, taken on additional debt, or sustained other adverse financial events.

In addition, various factors could affect our borrowers’ repayment ability, such as economic and other conditions affecting our borrowers and their businesses and industries, the cash flow of individual borrowers and the amounts and terms of the loans. If a borrower’s financial condition deteriorates after his or her loan application is approved, we may not be able to take sufficient and effective measures in time to prevent default on the part of the borrower. We may also be unable to monitor our borrowers’ actual use of the loans we facilitated, verify if our borrowers have other undisclosed borrowings, or detect our borrowers’ suspicious or illegal transactions, such as money laundering activities in our business, which may expose us to financial and/or reputational damage. Moreover, while third parties bear the credit risks for the substantial majority of the loans we facilitate, we provide guarantees through our subsidiaries on certain loans. We bore credit risk for 5.3%, 2.2% and 6.3% of total outstanding loans facilitated as of December 31, 2018, 2019 and 2020, respectively. Even though part of these loans have been secured by collateral, we may be subject to credit risk or financial loss if the collateral could not be realized or are not sufficient to cover all the debts or claims. If we are unable to effectively maintain a reasonably low default rate for loans facilitated through our platform, our financial condition, results of operations and business prospects may be materially and adversely affected.

Information regarding individuals to whom we provide our financial services may not be complete, and our ability to perform due diligence, detect borrower fraud or manage our risks may be compromised as a result.

Our operations depend heavily on the effectiveness of our KYC (know-your-customer), KYB (know-your-business), KYP (know-your-product), KYI (know-your-intention) and other due diligence efforts. For example, we rely on our KYC and KYB data to assess borrowers’ creditworthiness for our retail credit facilitation business, as well as KYC, KYP and KYI data to understand our platform investors’ financial situation, financial literacy, risk tolerance and specific needs, identify and monitor the risk profile of each product displayed on our platform and ensure we facilitate suitable products to investors. We rely on borrowers and platform investors themselves and our internal and external data sources to conduct due diligence and verify the information obtained. For further information, please refer to the sections titled “Item 4. Information on the Company—B. Business Overview—Retail Credit Facilitation—Risk Management for Retail Credit” and “Item 4. Information on the Company—B. Business Overview—Wealth Management—Risk Management for Wealth Management.” Incomplete or inaccurate information may not only result in additional efforts and related costs, but may also undermine the effectiveness of our KYC, KYB, KYP, KYI and other due diligence efforts. We cannot assure you that we will uncover all material information necessary to make fully informed decisions, nor can we assure you that our KYC, KYB, KYP and KYI will be sufficient to assess borrowers’ creditworthiness, facilitate suitable wealth management products to platform investors or detect fraud committed by borrowers in all cases. Any such failures could have a material adverse effect on our business, financial condition, results of operations and prospects. For example, if we are deemed to be having facilitated wealth management products with risk profiles that do not match a product investor’s risk tolerance in violation of laws and regulations, we may be required by PRC courts to compensate any losses incurred by the investor as a result of investing in such products, and our business, reputation, and financial condition may be materially and adversely affected. See “—The wealth management products displayed on our platform involve various risks, and failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects. In particular, we are subject to suitability-related risks for our wealth management business and may incur liability for our platform investors’ losses as a result of their investing in the wealth management products displayed on our platform.”

If our ability to collect delinquent loans is impaired, or if there is actual or perceived misconduct in our collection efforts, our business, financial condition and results of operations might be materially and adversely affected.

We have implemented payment and collection policies and practices which are designed to optimize the repayment process while also providing superior borrower experience. Due to the labor intense nature of the work, we retain both an internal collection team and outsource part of collection work to third parties. Despite our servicing and collection efforts, including claims and litigations against delinquent borrowers, we cannot assure you that we will be able to collect payments on the transactions we facilitate as expected. In addition, we aim to control bad debts by utilizing and enhancing our credit assessment system rather than relying on collection efforts to maintain healthy credit performance. As such, our collection team may not possess adequate resources or workforce to collect payment on the loans we facilitated. If we fail to adequately collect amounts owed, payments of principals and retail credit service fees may be delayed or reduced and our results of operations will be adversely affected. If the quality of our loan portfolio were to deteriorate as a result of ineffective collection, our funding and credit enhancement partners may decide not to continue to cooperate with us. See “—If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrower’s creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans facilitated through our platform for any other reason, our business and results of operations may be adversely affected.” As the volume of transactions facilitated by us continues to grow in the future, we may devote additional resources into our collection efforts. However, there can be no assurance that we would be able to utilize such additional resources in a cost-efficient manner.

Moreover, the current regulatory regime for debt collection in the PRC remains unclear and continues to evolve. Circular 141 and subsequent rules and regulations provide that no institution or third-party agency shall collect loans by actual or threatened violence, intimidation, insult, defamation, harassment, disseminating private information, or other ways that cause harm. The Notice on Strengthening the Supervision and Management of Microloan Companies, issued by the CBIRC in September 2020, provides that microloan companies and third-party loan collection agencies may not collect loans by violence, or threats of violence, or intentionally inflicting bodily injury, or infringing upon personal freedom, or illegally occupying property, or interfering with daily life through insults, slander, harassment, or illegal infringement on privacy, or other illegal methods. However, there is uncertainty with respect to the definition and interpretation of the prohibited conducts. We may also be subject to new regulations that require licenses or certain qualifications for conducting a loan collection business. We have adopted a set of mechanisms and procedures, such as recording and monitoring contact made by collection personnel with borrowers and regularly evaluating agency partners based on their performance, service quality and compliance with laws, to ensure our in-house staff and third-party collection agencies’ collection efforts comply with the relevant laws and regulations in the PRC. Nevertheless, we cannot assure you that our collection team or third-party collection service providers have not engaged in or will not engage in any aggressive practices or misconduct as part of their collection efforts. Any such historical or future misconduct by our collection team or the third-party service providers we work with, or the perception that our collection practices are aggressive or not compliant with the relevant laws and regulations, may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to decrease in the willingness of prospective borrowers to apply for loans, as well as orders of suspension or rectification, cancellation of qualifications or fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

If our historical fee collection method is deemed to be up-front deductions from loans by the relevant regulatory authorities, or if certain fees we charge are deemed to be in violation of any existing or new PRC laws and regulations, we may be required to modify our business practices or be subject to regulatory penalties.

The Civil Code of the PRC provides that no interest shall be deducted from the principal of loans in advance, and if any interest amount is deducted, the amount of principal and interest to be repaid by the borrower shall be calculated based on the actual amount borrowed. The Notice on Specific Rectification Implementation Measures for Risk of Online Microloan Businesses of Microloan Companies further prohibits the upfront deduction of interest, commission fees, management fees or deposits from loans by microloan companies before they are released to the borrowers. Such prohibition is also highlighted by the Notice on Strengthening the Supervision and Management of Microloan Companies issued by the CBIRC in September 2020, which provides that where a microloan company has deducted any upfront fees in violation of rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interests and fees deducted, and the loan’s interest rate shall be calculated accordingly. Furthermore, Circular 141 prohibits third-party platforms that cooperate with banking institutions to facilitate loans from collecting interest or fees from borrowers. Historically, the service fees and interest payment for a small part of our retail credit facilitation services were arranged to be paid by the borrowers simultaneously when the principals of the funds were released to the borrowers. We ceased this upfront deduction collection method in 2018 and, as of December 31, 2020, almost none of our outstanding loans had fees deducted up-front in the past. Since 2018, we have also modified our arrangements of fee collection from borrowers for new loans in response to Circular 141. While we have not been subject to regulatory penalties in connection with such practice, we may be subject to regulatory penalties and actions if our practices are deemed to be up-front deductions from loans released to the borrowers or otherwise violations of Circular 141 and other relevant laws and regulations, and our business, financial condition and results of operations might be materially and adversely affected as a result.

In addition, we charge penalty fees when borrowers make an early or late repayment of the loans. While current regulations on such penalty fees remain unclear, we may be subject to more stringent rules or regulations in the future and may be required to modify our practice.

Our business may be materially and adversely affected by the effects of the outbreak of COVID-19 in China.

Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China has been sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent and opportunities for discretionary consumption were extremely limited. These events negatively affected our small business owner borrowers, which led to a temporary and abnormal increase in loan delinquency and indemnity of our loans facilitated in provinces seriously affected by COVID-19.

We have taken a series of measures in response to the outbreak to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, including our collection staff, and canceling business meetings and travels. We also empowered our direct sales team with state-of-the-art offline customer acquisition technology and accelerated the launch of our AI underwriting robot.

As COVID-19 has negatively affected the broader Chinese economy and the global economy, China may continue to experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as our users and clients may be less inclined to borrow or invest in wealth management products. Borrowers may also have less propensity or ability to repay their loans as a result of the economic problems caused by COVID-19, which may then impact credit quality. The operations of some of our business partners and service providers have also be constrained and impacted, which may have a negative impact on our business.

While most of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the virus. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Consequently, the COVID-19 pandemic may materially and adversely affect our business, financial condition and results of operations in the future. The extent to which this pandemic impacts our results of operations will depend on future developments which are highly uncertain and unpredictable, including new outbreaks of COVID-19, the severity of the virus infection, the success or failure of efforts to contain or treat the cases, and future actions we or the authorities may take in response to these developments.

Our cooperation with various third parties are integral to the smooth operation of our business and platform. If these third parties fail to perform or provide reliable or satisfactory services, our business, financial condition and results of operations may be materially and adversely affected.

We rely on third-party business partners and service providers, including Ping An Group, to operate various aspects of our business and platforms. Third parties provide us with funding and credit enhancement for our retail credit facilitation business, wealth management products for our wealth management business, and analytical insights, among other things. Furthermore, third-party service providers maintain part of our technology systems and we rely on third parties for secure fund management and online payment and settlement.

Our relationships with various third parties are integral to the smooth operation of our business and platform. Most of our agreements with third-party service providers are non-exclusive and do not prohibit third-party service providers from working with our competitors or from offering competing services. If our relationships with third-party service providers deteriorate or third-party service providers decide to terminate our respective business relationships for any reasons, such as to work with our competitors on more exclusive or favorable terms or if they themselves become our competitors, our operation may be disrupted. In addition, our third-party service providers may not meet the standards that we expect and require under our agreements, and disagreements or disputes may arise between us and the third-party service providers.

For example, our third-party credit enhancement partners may limit the credit enhancement services available to our borrowers in the future, and regulatory authorities may limit our third-party credit enhancement partners’ ability to provide services to us. In addition, we may be subject to the cyclical fluctuation of the credit enhancement industry. For the most part we rely on Ping An P&C, a member of Ping An Group, to supply credit enhancement. Of the 88.8% of outstanding loans we facilitated as of December 31, 2020 that were guaranteed or insured by third-party credit insurance partners, Ping An P&C provided 85.3% of the third-party credit enhancement, while 3.5% was guaranteed or insured by other third parties. We are not aware of any instance where our partners have ever failed to fulfill their insurance or guarantee obligations. However, if (i) there is a cyclical downturn in the credit enhancement industry, (ii) the credit enhancement costs of our credit enhancement partners increase, or (iii) our partners cannot provide as much credit enhancement as our borrowers need, our business, financial condition and results of operations will be adversely affected.

We rely on third-party payment channels and custodian banks in handling fund transfers and settlements. Third-party payment agents in China are subject to oversight by the People’s Bank of China and must comply with complex rules and regulations, licensing and examination requirements. If our third-party payment agents or the custodian banks we collaborate with are to suspend, limit, adjust or cease their operations or are subject to regulations or regulatory rectifications required by various regulatory authorities, or if our relationships with our third-party payment agents deteriorate or they were to otherwise terminate, we would need to arrange substantially similar arrangements with other third-party payment agents. Negative publicity about our third-party payment agents or the industry in general may also adversely affect funding partners’ or borrowers’ confidence and trust in the use of third-party payment agents to provide payment and custodian services. In addition, our third-party payment channels or custodian banks may fail to function effectively. If any of the foregoing were to happen, our operations could be materially impaired and our results of operations would suffer.

If we are unable to maintain or increase the amount of loans or investments we facilitate or if we are unable to retain existing borrowers and platform investors, or attract new borrowers or platform investors, our business, financial condition and results of operations will be adversely affected.

The volume of transactions conducted on our online platform is one of the key metrics to our financial performance. The amount of transactions that we have facilitated for borrowers and platform investors has grown. However, this growth rate may reduce in the future if the market becomes more fragmented and competitive. The success of our business depends on whether we can retain the existing borrowers and platform investors and continuously attract additional borrowers, platform investors, and funding and product partners.

If there are insufficient qualified loan requests or wealth management product providers, funding partners and platform investors may be unable to deploy their capital to our platform in a timely or efficient manner and may seek other investment opportunities, including those offered by our competitors. Conversely, if there are insufficient funding partners’ or platform investors’ commitments, borrowers and product providers may not obtain enough capital through our platform and may turn to other sources for their needs.

The overall transaction volume may be affected by the following factors:

•	our brand recognition and reputation;

•	the cost the borrowers and product providers bear;

•	the return rates offered to funding partners or platform investors relative to market rates;

•	the financing service fees charged;

•	our efficiency in acquiring and engaging prospective borrowers;

•	our ability to convert registered users to active borrowers and platform investors;

•	utilization of the credit we approve;

•	the effectiveness of our credit assessment model and risk management system;

•	our ability to secure sufficient and cost-efficient funding, borrowers’ experience on our platform; and

•	the PRC regulatory environment governing our industry and the macroeconomic environment.

In connection with the introduction of new products or in response to general economic conditions, we may impose more stringent borrower or product provider qualifications to ensure the quality of the transactions we facilitate, which may negatively affect the growth of transactions we facilitate. If any of our current user acquisition channels becomes less effective, or if we are unable to continue to use any of these channels, or if we are not successful in using new channels, we may not be able to attract new borrowers, platform investors, and funding and product partners in a cost-effective manner or convert potential borrowers and platform investors into active users of our services, and may lose our existing borrowers and platform investors to our competitors. If any of the above occurs, we may be unable to increase our loan transaction volume, client assets, and income as we expect, and our business and results of operations may be adversely affected.

If the products available on our platform or our services do not maintain or achieve sufficient market acceptance, or if we are unable to effectively manage borrowers’ and platform investors’ complaints and claims, our financial results and competitive position will be harmed.

We have devoted significant resources to, and will continue to put an emphasis on, upgrading and marketing the existing retail credit facilitation and wealth management products available on our platform and our services as well as enhancing their market awareness. We also incur expenses and expend resources to develop and market new products and services that incorporate additional features, improve functionality or otherwise make our platform more attractive to borrowers, platform investors and funding and product providers. Nevertheless, products available on our platform and our services may fail to attain sufficient market acceptance for many reasons, including:

•	users may not find the terms of retail credit products or selection of wealth management products available on our platform competitive or appealing;

•	we may fail to predict market demand accurately and provide products and services that meet this demand in a timely fashion;

•	borrowers, platform investors, funding partners and product providers using our platforms may not like, find useful or agree with the changes we adopt from time to time;

•	there may be defects, errors or failures on our platforms;

•	there may be negative publicity, including baseless or ill-intentioned negative publicity, about the products or services available on our platform, or our platform’s performance or effectiveness; and

•	regulations or rules applicable to us may constrain our operations and growth.

In addition, we have been subject to and may continue to face borrower and client complaints, negative media coverage and claims or litigation. Large scaled complaints and negative publicity about us could materially harm borrowers and platform investors acceptance to the products and services on our platform. Any compliant or claim, with or without merit, could be time-consuming and costly to investigate or defend, and may divert our management’s and employees’ time and attention, draw scrutiny, penalties or other disciplinary actions from regulatory bodies and materially harm our reputation. See “—We have been in the past and may continue to be subject to complaints, claims, controversies, regulatory actions and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation.” and “—Our business, financial condition, results of operations and prospects may be adversely affected as a result of our failure to protect or promote our brand and reputation, or negative media coverage of our industry or our principal shareholders.” In such events, our competitive position, results of operations and financial condition could be materially and adversely affected.

The retail credit facilitation service fees we charge may decline in the future due to factors beyond our control and any material decrease in such service fees could harm our business, financial condition and results of operations.

We generate a significant part of our income from service fees we charge. For the years ended December 31, 2018, 2019 and 2020, our retail credit facilitation service fees reached RMB29.6 billion, RMB39.3 billion and RMB39.5 billion (US$6.0 billion), respectively, accounting for 73.0%, 82.2% and 75.8% of our total income for the corresponding periods. Any material decrease in our retail credit facilitation service fees would have a substantial impact on our income and profitability. For example, our borrowers’ repayment behaviors and early repayment options affect the effective tenors of the loans we facilitate. Borrowers’ early repayments of loans reduce the number of months that our retail credit facilitation service fees or interest income can be recognized and thus affect the total amount of our fees and interest income in absolute terms. In the event that the amount of retail credit facilitation service fees we charge for loans we facilitated decrease significantly in the future and we are not able to reduce our costs and expenses, our business, financial condition and results of operations will be harmed.

The level of retail credit facilitation service fees we charge may be affected by a variety of factors, including our borrowers’ creditworthiness, the competitive landscape of our industry, the availability of funding and regulatory requirements. Our retail credit facilitation service fees may also be affected by changes in product and service mix and changes to our borrower engagement initiatives. Our competitors may offer more attractive fees, which may require us to reduce our retail credit facilitation service fees to compete effectively. Furthermore, as our borrowers establish their credit profile over time, they may qualify for and develop other consumer financing solutions with lower fees, including those offered by traditional financial institutions. In addition, our retail credit facilitation service fees are sensitive to many macroeconomic factors that are beyond our control, such as inflation, recession, the performance of credit markets, global economic disruptions, unemployment and fiscal and monetary policies. If the service fees we charge decrease significantly due to factors beyond our control, our business, financial condition and results of operations will be materially and adversely affected.

Any material decrease in the fee rates for our wealth management business may have an adverse effect on our income, cash flow and results of operations.

We derive a significant portion of our income from transaction and service fees paid by investment product providers when platform investors invest in the products we display on our platform. For the years ended December 31, 2018, 2019 and 2020, our wealth management transaction and service fees reached RMB2.6 billion, RMB2.6 billion and RMB1.8 billion (US$0.3 billion), respectively, accounting for 6.5%, 5.4% and 3.4% of our total income for the corresponding periods. As the transaction and service fee rates vary from product to product, our wealth management transaction and service fees may be subject to the changes as we adjust our products from time to time as a result of our strategic changes and relevant regulatory requirements. Although the transaction and service fee rates within any given category of the products we facilitated remained relatively stable during the applicable periods referenced in this annual report, future fee rates may be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect product providers. These factors, which are not within our control, include the capacity of product providers to place new products and realize profits, platform investors’ expectations and needs, risk tolerance and preference for investment products, the availability of comparable products from other product providers at a lower cost, the availability of alternative investment products to platform investors and the tax deductibility of commissions and fees.

The historical fee rates of our wealth management business may not be indicative of our future ability to maintain comparable fee rates. Because we do not determine, and cannot predict, the timing or extent of fee rate changes with respect to the investment products, it is difficult for us to assess the effect any of these changes may have on our operations. In order to maintain our relationships with the product providers and to enter into contracts for new products, we may have to accept lower fee rates or other less favorable terms, which could reduce our income. Although we believe that substitute third-party providers for most of the investment products we display on our platform are generally available, if some of our key investment providers decide not to enter into new contracts with us, or our relationships with them are otherwise impacted, our business and operating results could be materially and adversely affected.

Misconduct and errors by our employees and our third-party business partners and service providers could harm our business and reputation.

We operate in an industry in which integrity and the confidence of our users and clients are of critical importance. During our daily operations, we are subject to the risk of errors, misconduct and illegal activities by our employees and third-party business partners and service providers, including:

•	engaging in misrepresentation or fraudulent activities when marketing or performing our services to users and clients;

•	improperly acquiring, using or disclosing confidential information of our users and clients or other parties;

•	failing to report conflicts of interest accurately or timely;

•	concealing unauthorized or unsuccessful illegal activities; or

•	otherwise not complying with applicable laws and regulations or our internal policies or procedures.

Errors, misconduct and illegal activities by our employees, or even unsubstantiated allegations of them, could result in a material adverse effect on our reputation and our business. It is not always possible to identify and deter misconduct or errors by employees or third-party partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees engages in illegal or suspicious activities or other misconduct, we could suffer economic losses and may be subject to regulatory sanctions and significant legal liability, and our financial condition, client relationships and or ability to attract new clients may be adversely affected as a result. If any sanction was imposed against an employee during his employment with us, even for matters unrelated to us, we may be subject to negative publicity which could adversely affect our brand, public image and reputation, as well as potential challenges, suspicions, investigations or alleged claims against us. We could also be perceived to have facilitated or participated in the illegal activities or misconduct, and therefore be subject to civil or criminal liability. See “—Fraudulent activities on our platform could negatively impact our operating results, brand and reputation and cause the use of our retail credit facilitation products and services to decrease.” In addition, if any third-party business partners or service providers become unable to continue to provide services to us or cooperate with us as a result of regulatory actions, our business, results of operations and financial condition may also be materially and adversely affected.

We have been and may continue to be subject to complaints, claims, controversies, regulatory actions, arbitration and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation.

We have been and may continue to be subject to or involved in various complaints, claims, controversies, regulatory actions, arbitration, and legal proceedings. Complaints, claims, arbitration, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claims would develop into lawsuits or regulatory penalties and other disciplinary actions. Lawsuits, litigations, arbitration and regulatory actions may cause us to incur substantial costs or fines, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, or materially modify or suspend our business operations, any of which could materially and adversely affect our financial condition, results of operations and business prospects.

Defending litigations or other claims against us is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. For example, we may not have kept sufficient or complete record to defend ourselves against potential claims from borrowers or platform investors who used our services. Such claims may result in liability and harm our reputation. In addition, there can be no assurance that we will be successful in the claims we pursue against delinquent borrowers or other parties. Any resulting liability, losses or expenses, or changes required to our businesses to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects. There remain uncertainties in the interpretation of PRC laws in different jurisdictions, and an adverse outcome of a single claim against us in one jurisdiction regarding our business practices may result in significant negative publicity and heightened scrutiny by regulators and courts of our business and operations across the country, or potential penalties or other regulatory actions against us. Any of such outcomes may cause significant disruptions to our operations and materially and adversely affect our results of operations and financial condition.

We may be subject to claims under consumer protection laws and regulations.

The PRC government, media outlets and public advocacy groups have been increasingly focused on consumer protection, especially on financial consumer protection, in recent years. On November 21, 2020, the Inspection Office of General Office of the State Council and the General Office of the CBIRC issued a public announcement regarding non-compliance by certain banks and financial institutions that increased the financing cost of small and micro business owners. The announcement said that loan products offered to small and micro business owners by a certain bank and facilitated by Puhui, as a cooperative institution, had been compulsorily bundled with insurance products and a high rate of service fees had been charged, resulting in increasing comprehensive financing costs to the borrowers. In order to strengthen the protection of consumers’ rights, we modified our cooperation model with banks, and consequently, loan products issued by such institutions provide several options of insurance companies for borrowers to choose from. Nevertheless, while we have not been subject to fines or other penalties, or suffered material business or reputational harm, as a result of actual or alleged violation of consumer protection laws and regulations in the past, any customer complaints, negative media coverage and claims or litigations as a result of alleged violation of consumer protection laws and regulations may materially harm our reputation and have an adverse impact on our business, results of operations and financial condition. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Consumers Rights and Interest Protection.”

We are subject to risks related to our investment advisory business.

Some of our consolidated entities have conducted an investment advisory related business in China in the past and we are currently engaging in such a business in Singapore and Hong Kong, and we may be required to indemnify clients to whom we provide investment advisory services in events of breach of contract or default by other parties to the investment agreements as a result of our contractual obligations. If such event occurs, our business, results of operations and financial condition may be materially and adversely affected.

Our international expansion may expose us to additional risks.

While our historical operations have been focused in China, we have expanded our operations internationally in recent years. We launched our operations in Singapore in 2017 to provide multiple investment related services to clients, and we expanded into Hong Kong and Indonesia in 2019. While our income from international operations is not yet material to our company as a whole, our current or future international expansion may expose us to additional risks, including:

•	challenges associated with relying on local partners in markets that are not as familiar to us, including local joint venture partners to help us establish our business;

•	the burden of compliance with additional regulations and government authorities in a highly regulated industry;

•	potentially adverse tax consequences from operating in multiple jurisdictions;

•	complexities and difficulties in obtaining protection and enforcing our intellectual property in multiple jurisdictions;

•	increased demands on our management’s time and attention to deal with potentially unique issues arising from local circumstances; and

•	general economic and political conditions internationally.

We face competition in the retail credit facilitation and wealth management industries.

The retail credit facilitation and wealth management industries in China are becoming increasingly competitive. We compete primarily with online-only TechFin platforms backed by major internet companies, such as Ant Group and Tencent Licaitong, and to a lesser extent with traditional financial institutions, such as banks, which are focused on retail lending or wealth management. Online-only TechFin platforms tend to compete with us in segments of the market that are more amenable to purely technological solutions and do not necessarily require strong financial expertise. Banks may compete with us or cooperate with us as funding partners or wealth management product providers. The overall fee rates charged to our borrowers are higher than those charged by commercial banks. In our wealth management business, we face competition primarily from other wealth management platforms, domestic commercial banks with an in-house sales force and private banking functions and other independent wealth management firms. Some of our larger competitors have significant financial resources to support heavy spending on sales and marketing and to provide more services to customers. We believe that our ability to compete effectively for borrowers and investors depends on many factors, including the variety of our products, user experience on our platform, effectiveness of our risk management, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brand. Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees. Failure to compete effectively in our industry can lead to reduced income and market recognition, and result in material and adverse impact on our business, financial condition and results of operations.

As we continue to expand our business, we may enter into new business lines and offer new products or services. Development and innovation in our business may expose us to new challenges and risks, including regulation or supervision of regulatory authorities.

We may expand into new business lines as we continue to grow, and our retail credit facilitation and wealth management businesses may offer new products and services to our customers in the future. The entry into new areas of business and introduction of new products and services may have inherent and unforeseeable risks and may bring the attention of regulatory authorities. Regulatory measures may impede the conduct of our new businesses and render future innovation unsuccessful. New business operations, products and services also require significant expense and resources to attract and acquire customers, and they may fail to gain market acceptance for a variety of reasons:

•

our estimate of market demand may not be accurate so that we may not be able to launch products and services that align with and meet specific market demand, or there may not be sufficient market demand for our new business operations;

•	changes on our platform, including the introduction of new platform services and mobile application functions, may not be favorably accepted by existing users;

•	we may fail to properly assess creditworthiness of new borrowers, or accurately price new loan products;

•	negative publicity or news about our existing products and services may dissuade customers from trying new products and services;

•	we may experience delays in launching the new business operations or loan and investment products or services; and

•	our competitors may offer products and services that are more attractive.

If our current or future products and services are not sufficiently attractive to our customers, become obsolete or fail to satisfy the demands of borrowers or platform investors, we may be unable to successfully compete. Our market share may decline, and our business, financial condition and results of operations will be materially affected.

Fraudulent activities on our platform could negatively impact our operating results, brand and reputation and cause the use of our retail credit facilitation products and services to decrease.

We are subject to risks associated with fraudulent activities on our platforms as well as risks associated with handling borrower and client information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Fraudulent information such as fake identification information and fraudulent credit card transaction records and statements could compromise the accuracy of our credit analysis and adversely affect the effectiveness of our control over our delinquency rates. See “—If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrower’s creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans facilitated through our platform for any other reason, our business and results of operations may be adversely affected.” Third parties and our employees may also engage in fraudulent activities, such as conducting organized fraud schemes and fraudulently inducing funding partners to lend. In addition, a significant increase in high profile fraudulent activities could negatively impact our brand name and reputation, discourage funding partners, borrowers and platform investors from extending credit on or using our platform, lead to regulatory intervention, significantly divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our business, results of operations and financial condition could be materially and adversely affected.

Failure to comply with existing or future laws and regulations related to data protection or data security could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal data worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we operate have implemented and are considering a number of legislative and regulatory proposals concerning personal data protection.

In recent years, the PRC government has tightened the regulation of the storage, sharing, use, disclosure and protection of personal data and user data, particularly personal data obtained through individuals’ use of websites and online services. Relevant PRC laws and regulations require internet service providers and other network operators to clearly state the authorized purpose, methods and scope of the collection and usage of personal data and obtain the consent of users for the processing of this personal data, as well as to establish user information protection systems with remedial measures. The Cyber Security Law became effective in June 2017 and requires network operators to follow the principles of legitimacy in collecting and using personal information. In addition, the Personal Information Security Specification came into force in May 2018, and the final amended version of it came into force on October 1, 2020. Although the Personal Information Security Specification is not yet a mandatory regulation, it nonetheless has a key implementing role under China’s Cyber Security Law with respect to protecting personal information in China. Furthermore, it is likely that the Personal Information Security Specification will be relied on by Chinese government agencies as a standard to determine whether businesses have abided by China’s data protection rules. Meanwhile, under the Personal Information Security Specification, the data controller must provide the purpose of collecting and using personal information, as well as the business functions of such purpose, and the Personal Information Security Specification requires the data controller to distinguish its core function from additional functions to ensure the data controller will only collect personal information as needed. In July 2020, the Standing Committee of the National People’s Congress released the Data Security Law (Draft) to solicit public comments. The Data Security Law (Draft) sets forth that a data classification management system based on the importance of the data should be applied, and a risk assessment system, monitoring and early warning system, and emergency disposal system related to data security should be established. On October 21, 2020, the Standing Committee of the National People’s Congress published a consultation draft of the Personal Information Protection Law, which takes revocable consent as its principal basis for processing personal information, and imposes qualifications and restrictions on outbound data transfers.

The relevant regulatory authorities in China continue to monitor websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. We believe that we have conformed our practices in line with current requirements. However, we cannot assure that our existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations. There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with our current policies and practices or require changes to the features of our system. If we are unable to address any information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our users and clients to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

The trend of tightening regulations on protection of data security also appear in other jurisdictions. For example, in May 2018, a new data protection regime, the European Union’s General Data Protection Regulation became applicable; the General Data Protection Regulation can apply to the processing of personal data by companies outside of the European Union, including where the processing of personal data relates to the offering of goods and services to, or monitoring the behavior of, individuals in the European Union. The General Data Protection Regulation and data protection laws in other jurisdictions may apply to our processing of personal data in the future. The application of these laws to our business would impose on us more stringent compliance requirements with more significant penalties for non-compliance than PRC data protection laws and regulations, and our compliance with such requirements could require significant resources and result in substantial costs, which may materially and adversely affect our business, financial condition, results of operations and prospects.

We collect, process and store significant amounts of personal data concerning our borrowers and platform investors, as well as personal data pertaining to our business partners and employees. Compliance with applicable personal data and data security laws and regulations is a rigorous and time-intensive process. As global data protection laws and regulations increase in number and complexity, we cannot assure you that our data protection systems will be considered sufficient under all applicable laws and regulations due to factors including the uncertainty of the interpretation and implementation of these laws and regulations. Furthermore, we cannot assure you that the information we receive from our third-party data partners are obtained and transmitted to us in full compliance with relevant laws and regulations. Moreover, there could be new laws, regulations or industry standards that require us to change our business practices and privacy policies, and we may also be required to put in place additional mechanisms ensuring compliance with new data protection laws, all of which may increase our costs and materially harm our business, prospects, financial condition and results of operations. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, result in the delayed or halted processing of personal data that we need to undertake to carry on our business, as well as the forced transfer or confiscation of certain personal data.

If we fail to protect our platform or the confidential information of our users and clients, whether due to cyber-attacks, computer viruses, physical or electronic break-in, breaches by employees and third parties or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected.

Our computer system and data storage facilities, the networks we use, the networks of other third parties with whom we interact, are potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems or security breaches. A party that is able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of the information we transmit over the Internet and mobile network or cause interruptions in our operations. We or our service providers may be required to invest significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches.

In addition, we collect, store and process certain personal and other sensitive data concerning our borrowers and platform investors, which makes us a potentially vulnerable target to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because the techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may not be able to anticipate these techniques or implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to or sharing of confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. In addition, leakages of confidential information may be caused by third-party service providers or business partners. If security measures are breached because of third-party action, employee misconduct or error, failure in information security management, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and clients could be severely damaged, we may become susceptible to future claims if our users and clients suffer damages, and could incur significant liability, and our business and operations could be adversely affected.

We are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in the regions where we do business, and there has been and may continue to be a significant increase in such laws that restrict or control the use of personal data. See “—Failure to comply with existing or future laws and regulations related to data protection or data security could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.”

Our business, financial condition, results of operations and prospects may be adversely affected as a result of our failure to protect or promote our brand and reputation, or negative media coverage of our industry or our principal shareholders.

Our reputation and brand recognition plays an important role in earning and maintaining the trust and confidence of our existing and potential borrowers, platform investors, funding partners and product providers. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by borrowers, users or other third parties, employee misconduct, and perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of products and services available on our platform may not be the same as or better than those of other retail credit facilitation and wealth management platforms can also damage our reputation. Moreover, any negative media publicity about the retail credit facilitation and wealth management industries in general or product or service quality problems of other platforms in the industries, including our competitors, may also negatively impact our reputation and brand. In addition, Ping An Group, one of our principal shareholders, may from time to time be subject to negative media coverage. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain users, clients, third-party partners and key employees could be harmed and, as a result, our business and income would be materially and adversely affected.

We have extensive cooperation with Ping An Group in our business. If such cooperation is subject to any change or if Ping An Group cannot continue to support us, our business, financial performance and results of operations may be adversely affected.

We have extensive history and business relationships with Ping An Group. Our strategic partnership with Ping An Group has contributed to our growth significantly. We provided a number of services, including loan account management, wealth management product facilitation, technology support and other services, to Ping An Group in 2018, 2019 and 2020. Ping An Group also provided us with technology support, payment, custodian, customer acquisition and other services during the same periods. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Ping An Group.”

There can be no assurance that Ping An Group will maintain its influence over us or will continue to support our business. If our relationship with Ping An Group deteriorates and we are no longer able to access Ping An Group’s services or continue to provide our services to them, we may not be able to continue certain of our business lines, which may have significant adverse impact on our business and results of operations. If entities within Ping An Group which serve as our business partners and suppliers modify their fee structures or otherwise change their cooperation model with us, our business, results of operations and financial condition may be adversely affected. We may also face competition in a number of areas, including innovations in our businesses, which may be replicated quickly by our competitors, including members of Ping An Group. Such competition may adversely affect our competitive position and business prospects.

Ping An Group has considerable influence over us and our affairs and strategy and some of their interests may not be aligned with the interests of our other shareholders.

Ping An Group is one of our principal shareholders. As of February 22, 2021, the total of all the ordinary shares beneficially owned by Ping An Group, through An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited, is approximately 38.6% of our outstanding ordinary shares. As a result, Ping An Group exerts considerable influence on our board of directors and management. They will continue to have considerable influence over our corporate affairs, including significant corporate actions such as mergers, consolidations, election of directors and amending our constitutional documents. When exercising its rights as our shareholder, Ping An Group may take into account not only the interests of our company and our other shareholders but also its own interests, the interests of its shareholders and the interests of its other affiliates. The interests of our company and our other shareholders may conflict with the interests of Ping An Group and its shareholders and other affiliates. These types of conflicts may result in our losing business opportunities, including opportunities to enter into lines of business that may directly or indirectly compete with those pursued by Ping An Group or the companies within its ecosystem, and will limit your ability to influence corporate matters and may discourage, delay or prevent potential merger, takeover or other change of control transactions, which could have the effect of depriving holders of our ADSs of the opportunity to sell their ADSs at a premium over the prevailing market price.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

If we are unable to provide a high-quality customer experience, our reputation and business may be materially and adversely affected.

The success of both of our retail credit facilitation and wealth management businesses largely depends on our ability to provide a high-quality customer experience, which in turn depends on factors such as our ability to provide a reliable and easy-to-use customer interface for our users, our ability to further improve and streamline our service process and our ability to continue to make available products and services at competitively low costs or high returns for our borrowers and platform investors. If borrowers and platform investors are not satisfied with our services, or if our system is severely interrupted or otherwise fails to meet their demand, our reputation could be adversely affected and we could fail to maintain user loyalty.

Our ability to provide high-quality customer experience also depends on the quality of the products and services provided by our business partners, such as third-party product providers who provide the wealth management products on our platform, service providers who maintain our security systems and ensure confidentiality and security, and other third-party partners and service providers over which we have limited or no control. In the event that a user is dissatisfied with the quality of the products and services provided by our business partners, we have limited means to directly make improvements in response to customer complaints, and our business, reputation, financial performance and prospects could be materially and adversely affected.

Furthermore, we depend on our customer service hotlines and online customer service centers to provide certain services to our users. If our customer service representatives fail to provide satisfactory services, or if waiting time is too long due to the high volume of calls from users at peak times, our brands and user loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brands and reputation and in turn cause us to lose users and market share. As a result, if we are unable to continue to maintain or enhance our user experience and provide a high quality customer service, we may not be able to retain borrowers and platform investors or attract prospective borrowers and platform investors, which could have a material adverse effect on our business, financial condition and results of operations.

Our success and future growth depend significantly on our marketing efforts, and if we are unable to promote and maintain our brands in an effective and cost-efficient way, our business and financial results may be harmed.

Our brand and reputation are integral to our acquisition of borrowers, investors, funding partners and product providers. We intend to invest in marketing and brand promoting efforts, especially in connection with the growth of our multi-channel platform and introduction of new loan products and investment products. Our marketing channels include traditional marketing media, social media, word of mouth and channel partners. If our current marketing efforts and channels are less effective or inaccessible to us, or if the cost of such channels significantly increases or we cannot penetrate the market with new channels, we may not be able to promote and maintain our brands and reputation to maintain or grow the existing app user base.

Our efforts to build our brands have caused us to incur significant expenses. For the years ended December 31, 2018, 2019 and 2020, our sales and marketing expenses reached RMB10.8 billion, RMB14.9 billion and RMB17.8 billion (US$2.7 billion), respectively. It is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased income in the immediate future or at all and, even if they do, any increases in income may not offset the expenses incurred. If we are unable to promote and maintain our brands and reputation in a cost-efficient manner, our market share could diminish or we could experience a lower growth rate than we anticipated, which would harm our business, financial condition and results of operations.

We may not be able to prevent others from making unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our software registrations, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. For example, we regularly file applications to register our trademarks in China, but these applications may not be timely or successful and may be challenged by third parties. Meanwhile, intellectual property rights and confidentiality protections in China may not be as effective as those in the U.S. or other countries for many reasons, including lack of procedural rules for discovery and evidence, and low damage awards. Implementation and enforcement of China intellectual property laws have historically been deficient and ineffective. As a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our income and competitive position. In addition, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business have not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. From time to time in the future, we may be subject to legal proceedings, claims or penalties relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by the products and services available on our platform or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability and penalties for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

If we fail to effectively manage our growth, our business and operating results could be harmed.

We continue to experience rapid growth in our business and operations, which will continue to place significant demands on our management, operational and financial resources. We may encounter difficulties as we expand our operations, data and technology, sales and marketing, and general and administrative capabilities. We expect our expenses to continue to increase in the future as we expand our products and service offerings, increase our sales and market efforts and enhance our technology infrastructure. Continued growth could also strain our ability to maintain the quality and reliability of our platform and services, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our income, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of the software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for use. Errors or other design defects within the software on which we rely may result in a negative experience for users and our funding and other business partners, delay introductions of new features or enhancements, result in errors or compromise our ability to protect data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of users or financial service provider partners or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could reduce the attractiveness of our platform, services and solutions and result in a loss of users or financial service provider partners.

In the event of a system outage and physical data loss, the performance of our platform, services and solutions would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform, services and solutions and the technology infrastructure that underlies them are critical to our operations and reputation and our ability to retain existing and attract new users and partners. Much of our system hardware is hosted in leased facilities located in Shanghai, Shenzhen and Hebei that are operated by our IT staff. We also maintain a real-time backup system and a remote backup system at separate facilities also located in Shanghai, Shenzhen and Hebei. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or other attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our facilities, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities.

Any interruptions or delays in the availability of our platform or solutions, whether accidental or willful, and whether as a result of our own or third-party error, natural disasters or security breaches, could harm our reputation and our relationships with users and partners. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage, and such recovery may take a prolonged period of time. These factors could damage our brand and reputation, divert our employees’ attention and subject us to liability, any of which could adversely affect our business, financial condition and results of operations.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our financial performance may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Our services depend on the effective use of mobile operating systems and the efficient distribution through mobile application stores, which we do not control.

Our platform is available through our mobile apps. It is difficult to predict the problems we may encounter in developing mobile apps for newly released devices and mobile operating systems, and we may need to devote significant resources to the development, support and maintenance of such apps. We are dependent on the interoperability of providing our services on popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the accessibility of our services or give preferential treatment to competing products and services could adversely affect the usability of our services on mobile devices. In addition, we rely upon third-party mobile app stores for users to download our mobile apps. Consequently, the promotion, distribution and operation of our mobile apps are subject to app stores’ standard terms and policies for application developers. Our future growth and results of operations could suffer if it is difficult for our users to access and utilize our services on their mobile devices.

We may be subject to domestic and overseas anti-money laundering and anti-terrorist financing laws and regulations and any failure by us, funding partners or payment agents to comply with such laws and regulations could damage our reputation, expose us to significant penalties, and decrease our income and profitability.

Our platform is subject to anti-money laundering and anti-terrorist laws and regulations in PRC and other jurisdictions where we operate. We have implemented various policies and procedures in compliance with all applicable anti-money laundering and anti-terrorist financing laws and regulations, including internal controls and KYC procedures, for preventing money laundering and terrorist financing. In addition, we rely on our funding partners and payment agents, in particular banks and online payment companies that handle the transfer of funds from funding partners to the borrowers, to have their own appropriate anti-money laundering policies and procedures. Certain of our funding partners, including banks, are subject to domestic and overseas anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China, the Hong Kong Monetary Authority, the Monetary Authority of Singapore or the Indonesia Financial Services Authority.

We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of our users, clients or third-party partners as a conduit for money laundering (including illegal cash operations), terrorist financing or sanctioned activities without our knowledge. If we were to be associated with money laundering (including illegal cash operations), terrorist financing or sanctioned activities, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. In addition, the laws and regulations on anti-money laundering and anti-terrorist financing might be tightened in the future, which may impose more obligations on us and our users, clients and third-party partners. Even if we, our users, clients and business partners comply with the applicable domestic and overseas anti-money laundering laws and regulations, we may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that arises from any failure of other retail credit facilitation and wealth management platforms to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operations.

We may need additional capital to accomplish our business objectives, pursue business opportunities and maintain and expand our business, and financing may not be available on terms acceptable to us, or at all.

Historically, we have issued equity and convertible debt securities to support the growth of our business. As we intend to continue to make investments to support the growth of our business, we may require additional capital to accomplish our business objectives and pursue business opportunities, and maintain and expand our business, including developing new products and services, further enhancing our risk management capabilities, increasing our marketing expenditures to improve brand awareness, enhancing our operating infrastructure, acquiring complementary businesses and technologies, obtaining necessary approvals, licenses or permits and pursuing international expansion.

We anticipate that our current cash, cash provided by operating activities and funds available through our bank loans and credit facilities will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may also have rights, preferences or privileges senior to those of existing shareholders.

We may be subject to requirements on capital adequacy, which may make it difficult for us to operate our sustainable capital-light business model.

Since the requirements on capital adequacy in the online financial service have been strengthened recently, the regulatory authorities in China may further require that companies in the online financial service industry follow capital adequacy requirements in the future. We currently operate our business through a capital-light business model. If we are required to follow any capital adequacy requirements, we may need to increase our capital and raise new funds, which may make it difficult for us to continue to operate our capital-light business model, increase our cost of capital, and dilute your equity investment in us.

In addition, our business growth and our financial performance may be adversely affected if we could not meet the capital requirements on our subsidiaries engaging in microloan, financing guarantee and consumer finance businesses set by of PRC laws and regulations, such as the capital requirement on limited liability microloan companies in Shenzhen. See “—Our business is subject to laws, regulation, and supervision by national, provincial and local government and judicial authorities, industry associations and other regulatory bodies. The laws, regulations and official guidance relating to our business are complex, evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we have been modifying and may need to continue to modify our business operations in response to changes in laws and regulations.”

We continually evaluate and consummate strategic investments, acquisitions and strategic alliances and investments, which could be difficult to integrate and could require significant management attention, disrupt our business and adversely affect our financial results if such investment fails to meet our expectations.

We evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platforms and better serve borrowers, platform investors, funding partners and wealth management product providers. If we fail to identify or secure suitable acquisition and business partnership opportunities or our competitors capitalize on such opportunities before we do, it could impair our ability to compete with our competitors and adversely affect our growth prospects and results of operations.

Even if we are able to identify an attractive business opportunity, we may not be able to successfully consummate the transaction or may need to compete with other participants. In addition, investments or acquisitions may be subject to PRC and overseas regulation and supervision, and might be vetoed by regulatory agencies. Even if we do consummate such transactions, they may not be successful. They may not benefit our business strategy or generate sufficient income to offset the associated acquisition costs.

In addition, strategic investments and acquisitions will involve risks commonly encountered in business relationships. If we fail to properly evaluate and manage the risks, our business and prospects may be seriously harmed and the value of your investment may decline. Such risks include:

•	difficulties in assimilating and integrating the operation, personnel, systems, data, technologies, products and services of the acquired business;

•	inability of the acquired technologies, products or businesses to achieve expected levels of income, profitability, productivity or other benefits;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our normal daily operations and potential disruptions to our ongoing business;

•	difficulties in successfully incorporating licensed or acquired technology and rights into our platform;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organization;

•	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

•	risks of entering markets in which we have limited or no prior experience;

•	regulatory risks, including remaining in good standing with existing regulatory bodies or being subject to new regulators with oversight over an acquired business;

•	assumption of contractual obligations that contain terms that are not beneficial to us;

•

liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, labor disputes, regulatory actions and penalties and other known and unknown liabilities; and

•	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Generally, our business experiences transaction volume growth before the Chinese Spring Festival and interest and service fee growth one month after the Chinese Spring Festival. This is primarily due to the increase of the borrowing demands of our customers for the Chinese Spring Festival. As a result, our operations and financial performance during these periods might not be indicative of the full year’s results. Our quarterly operational results, including the levels of our income, expenses and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our relatively limited operating history.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While we have provided incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may not be able to enforce them at all.

We compete for skilled and quality employees, and failure to attract and retain them may adversely affect our business and prevent us from achieving our intended level of growth.

We believe our success depends on the efforts and talent of our employees, including sales and marketing, technology and product development, risk management, operation management and finance personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled sales, technical, risk management, operation management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and resources in the training of our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve users and clients could diminish, resulting in a material adverse effect to our business.

If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected.

The Chinese economy has experienced inflation and labor cost increases in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Average wages are projected to continue to increase. For the years ended December 31, 2018, 2019 and 2020, our employee benefit expenses reached RMB10.1 billion, RMB12.4 billion and RMB14.1 billion (US$2.2 billion), respectively. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected.

Certain of our leased properties may have defective titles and we may be forced to relocate certain of our operations, which could result in disruptions to our business.

We operated our businesses primarily in leased properties in Shenzhen, Shanghai, Chongqing and other cities in China. With respect to a portion of such leased properties, the lessors failed to provide title certificates evidencing property ownership of these lessors. According to PRC laws and regulations, where a landlord lacks title evidence or rights to lease, the relevant lease contracts may be terminated or deemed unenforceable under PRC laws and regulations, and may also be subject to challenge by third parties. Moreover, a small portion of the leased properties are mortgaged by the lessors. In case the mortgagees enforce the mortgage, we may not be able to continue using our leased properties. In addition, a portion of our lease contracts have not been registered with the relevant regulatory authorities. According to PRC laws and regulations, failure to register lease contracts will not affect their effectiveness. However, landlords and tenants may be subject to administrative fines for such failure. We and our lessors are required to comply with various laws and regulations to enable them to lease effective titles of their properties for our use. Their failure to do so may lead to the invalidation or termination of our leases by authorities, and therefore may adversely affect our ability to use the leased properties.

As of the date of this annual report, we are not aware of any material action, claim or investigation being conducted or threatened by the relevant regulatory authorities with respect to defects in our leased contracts or leased properties. However, we cannot assure you that such defects will be cured in a timely manner, or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease contracts are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. Additionally, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. However, as the insurance industry in China is still evolving, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We are exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2020, we and our independent registered public accounting firm have not identified any material weakness in our internal control over financial reporting as of December 31, 2020 in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. However, we cannot assure you that we will not identify material weaknesses in the future.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting and that our independent registered public accounting firm attest to and report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are now a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We face risks related to natural disasters and health epidemics.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting the PRC, and particularly Shanghai. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affecting our ability to operate our platforms and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Shanghai, where most of our directors and management and many of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Shanghai, Shenzhen and Hebei. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai, Shenzhen or Hebei, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

PRC laws and regulations impose restrictions on foreign ownership and investment in certain internet-based businesses. We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws, regulations and regulatory requirements, we set up a series of contractual arrangements entered into among some of our PRC subsidiaries, consolidated affiliated entities, and their shareholders to conduct some of our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Principal Consolidated Affiliated Entities.” As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and their subsidiaries and consolidate their operating results in our financial statements under IFRS.

In the opinion of our PRC counsel, Haiwen & Partners, (i) the ownership structures of our consolidated affiliated entities and our wholly foreign-owned enterprises, or WFOEs, currently do not result in violation of PRC laws and regulations currently in effect; and (ii) except for certain clauses regarding the remedies or reliefs that may be awarded by an arbitration tribunal and the power of courts to grant interim remedies in support of the arbitration and winding-up and liquidation arrangements, the agreements under the contractual arrangements between our WFOEs, our consolidated affiliated entities and their shareholders governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in violation of PRC laws or regulations currently in effect. See “—We conduct a part of our business operations in the PRC through our consolidated affiliated entities and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.” However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC regulatory authorities may take a view contrary to or otherwise different from the opinion of our PRC legal counsel stated above. It is also uncertain whether any new PRC laws, regulations or interpretations relating to consolidated affiliated entity structure will be adopted or if adopted, what they would provide. If we or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect income;

•	shutting down our servers or blocking our app/websites;

•	requiring us to restructure our ownership structure or operations;

•

restricting or prohibiting our use of the proceeds from our initial public offering or other of our financing activities to finance the business and operations of our consolidated affiliated entities and their subsidiaries;

•	imposing conditions or requirements with which we may not be able to comply; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause disruption to some of our business operations and damage our reputation, which would in turn have an adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our consolidated affiliated entities in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from our consolidated affiliated entities, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of our consolidated affiliated entities in our consolidated financial statements in accordance with IFRS. It is also uncertain whether any new PRC laws, regulations or rules relating to such contractual arrangements will be adopted or if adopted, what they would provide. In particular, in March 2019, the National People’s Congress passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us, see “—Our current corporate structure and part of our business operations may be affected by the newly enacted Foreign Investment Law.”

The contractual arrangements with our consolidated affiliated entities and their shareholders may not be as effective as direct ownership in providing operational control or enabling us to derive economic benefits.

We have relied and expect to continue to rely on the contractual arrangements with our consolidated affiliated entities and their shareholders to operate our business in areas where foreign ownership is restricted. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities. For example, our consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by failing to conduct the operations of our consolidated affiliated entities in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our consolidated affiliated entities in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our consolidated affiliated entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated affiliated entities and their shareholders of their obligations under the contracts to exercise control over our consolidated affiliated entities. The shareholders of our consolidated affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

Any failure by our consolidated affiliated entities or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.

If our consolidated affiliated entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our consolidated affiliated entities or our consolidated affiliated entities were to refuse to transfer their equity interests in or assets of our consolidated affiliated entities to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. These arbitration provisions relate to claims arising from the contractual relationship created by the VIE agreements, rather than claims under U.S. federal securities laws, and they do not prevent our shareholders or ADS holders from pursuing claims under U.S. federal securities laws in the United States. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties generally cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected.

The shareholders of our consolidated affiliated entities may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition.

The shareholders of our consolidated affiliated entities may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our consolidated affiliated entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our consolidated affiliated entities, which would have an adverse effect on our ability to effectively control our consolidated affiliated entities and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our consolidated affiliated entities to be performed in a manner adverse to us by failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive equity interest option agreements and exclusive asset option agreements with the consolidated affiliated entities and their shareholders to request them to transfer all of their equity interests in or assets of the consolidated affiliated entities to PRC entities or individuals designated by us, to the extent permitted by PRC law. The shareholders of our consolidated affiliated entities have executed powers of attorney to appoint our WFOEs or a person designated by our WFOEs to vote on their behalf and exercise voting rights as shareholders of our consolidated affiliated entities. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our consolidated affiliated entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to uncertainty as to the outcome of any such legal proceedings.

The indirect shareholders of our consolidated affiliated entities may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our consolidated affiliated entities and the validity or enforceability of our contractual arrangements with our consolidated affiliated entities and their shareholders. For example, in the event that any of the individual shareholders who indirectly holds any equity interests in some of our consolidated affiliated entities divorces his or her spouse, the spouse may claim that the equity interest of the consolidated affiliated entities held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be indirectly held by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over those consolidated affiliated entities by us. Similarly, if any of the equity interests of some of our consolidated affiliated entities is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the consolidated affiliated entities or have to maintain such control by incurring unpredictable costs, which could cause disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) the spouses of some of the indirect shareholders of some of our consolidated affiliated entities has respectively executed a spousal consent letter, under which each spouse agrees that he/she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the consolidated affiliated entities and their shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOEs or their subsidiaries, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to uncertainties as to the outcome of any such legal proceedings.

We conduct a part of our business operations in the PRC through our consolidated affiliated entities and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.

All the agreements that constitute our contractual arrangements with our consolidated affiliated entities, their respective subsidiaries and shareholders are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws, and disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions and uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. If we are unable to enforce the contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to exert effective control over our consolidated affiliated entities and their subsidiaries, and our ability to conduct a part of our business and our financial condition and results of operations may be adversely affected.

The contractual arrangements contain provisions to the effect that the arbitral body specified in them may award remedies over the equity interest, assets or properties of our consolidated affiliated entities, their subsidiaries, and/or shareholders; provide compulsory relief (for example, for the conduct of business or to compel the transfer of assets); or order the winding-up of our consolidated affiliated entities, their subsidiaries, and/or shareholders. These agreements also contain provisions to the effect that courts of competent jurisdiction are empowered to grant interim relief to a party when requested, for the purpose of preserving the assets and properties, or grant enforcement measures, subject to the requirements under PRC laws. However, under PRC laws, these terms may not be enforceable. Under PRC laws, an arbitral body does not have the power to grant injunctive relief or to issue a provisional or final liquidation order for the purpose of protecting the assets of or equity interest in our consolidated affiliated entities in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as the United States and the Cayman Islands may not be recognizable or enforceable in the PRC. PRC laws may allow the arbitral body to grant an award of transfer of assets of or equity interests in our consolidated affiliated entities in favor of an aggrieved party.

Furthermore, the contractual arrangements provide that (i) in the event of a mandatory liquidation required by PRC laws, our consolidated affiliated entities will sell all of their assets to the extent permitted by PRC law to our WFOEs, respectively, or the entity designated by them, at the lowest price permitted under applicable PRC laws; and (ii) our consolidated affiliated entities or their respective shareholders will pay to our WFOEs, or the entity designated by them any payments they receive from such transaction, and any profits arising from such a transaction shall be paid to our WFOEs, or the entity designated by them in satisfaction of the service fees under the exclusive business cooperation agreements. These provisions may not be enforceable under PRC laws in the event of a mandatory liquidation required by PRC laws or bankruptcy liquidation.

Therefore, in the event of a breach of any agreements constituting the contractual arrangements by the consolidated affiliated entities, their respective subsidiaries and/or shareholders, we may not be able to exert effective control over our consolidated affiliated entities due to the inability to enforce the contractual arrangements, which could adversely affect our ability to conduct a part of our business.

There may be an impact on our company if our contractual arrangements with our consolidated affiliated entities, their respective subsidiaries and shareholders are not treated as domestic investment.

If the operation of our businesses conducted through our consolidated affiliated entities is subject to any restrictions pursuant to the Special Administrative Measures for Foreign Investment Access (Negative List 2020) jointly promulgated by the Ministry of Commerce and the NDRC, or any successor regulations, and the contractual arrangements are not treated as domestic investment, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the consolidated affiliated entities. As a result, we would no longer consolidate the financial results of the consolidated affiliated entities into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.

Contractual arrangements with our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our consolidated affiliated entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements with our consolidated affiliated entities were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our consolidated affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our consolidated affiliated entities for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our consolidated affiliated entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

Our current corporate structure and part of our business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, substantially uncertainties exist with regards to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether consolidated affiliated entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with. Therefore, there is no guarantee that our contractual arrangements, the business of our consolidated affiliated entities and our financial conditions will not be materially and adversely affected.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the Ministry of Commerce and the NDRC and took effect in July 2020. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our consolidated affiliated entities through contractual arrangements are deemed as foreign investment in the future, and any business of our consolidated affiliated entities is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our consolidated affiliated entities may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have an adverse effect on our business operation. If our company no longer has a sustainable business after an unwinding or disposal or when such requirements are not complied with, the SEC, and/or the NYSE may take enforcement actions against us, which may have a material adverse effect on the trading of our shares or even result in delisting our company.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and part of our business operations.

We may lose the ability to use and enjoy assets held by our consolidated affiliated entities that are critical to the operation of our business if our consolidated affiliated entities declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our consolidated affiliated entities hold certain assets that may be critical to the operation of part of our business. If the shareholders of our consolidated affiliated entities breach the contractual arrangements and voluntarily liquidate the consolidated affiliated entities or their subsidiaries, or if our consolidated affiliated entities or their subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some of our business activities, which could adversely affect our business, financial condition and results of operations. In addition, if our consolidated affiliated entities or their subsidiaries undergo involuntary liquidation proceedings, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate part of our business, which could adversely affect our business, financial condition and results of operations.

If we exercise the option to acquire equity interest of the consolidated affiliated entities, the equity interest transfer may subject us to certain limitations and substantial costs.

Pursuant to the contractual arrangements, our WFOEs or their subsidiaries have the irrevocable and exclusive right to purchase all or any part of the relevant equity interests in our consolidated affiliated entities from our consolidated affiliated entities’ shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the Ministry of Commerce, the MIIT, the State Administration for Market Regulation, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The equity transfer price to be received by our consolidated affiliated entities under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.

In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must be qualified and have prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas. Currently no applicable PRC laws or regulations provide clear guidance or interpretation on these requirements. If PRC laws change to allow foreign investors to invest in value-added telecommunications enterprises in the PRC, we may be unable to unwind our contractual arrangements with the consolidated affiliated entities or their shareholders before we are able to comply with these and other requirements.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be affected to a significant degree by political, economic and social conditions in China generally.

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned or controlled by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and COVID-19 has had significant impact on the Chinese economy in 2020 and such impact is likely to continue in 2021. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the internet-related industries and financial services industry are developing and evolving. Although we have taken measures to comply with the laws and regulations applicable to our business operations and to avoid conducting any non-compliant activities under these laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating internet-related and financial services industries. We cannot assure you that our business operations would not be deemed to violate any such new PRC laws or regulations. Moreover, developments in the internet-related industries and financial services industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies operating in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our consolidated affiliated entities. Such corporate structure may subject us to sanctions and compromise the enforceability of related contractual arrangements, which may result in significant disruption to our business.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT and the Ministry of Public Security). The primary role of the State Internet Information Office is to facilitate policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters relating to the internet industry.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions may have a material adverse effect on our business and results of operations. For details on PRC regulations which may affect our business, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations.”

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and many of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management named in the annual report inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, which was issued by the State Administration of Taxation on April 22, 2009 and further amended on December 29, 2018, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders (including our ADS holders) that are non-resident enterprises, subject to any reduction set forth in applicable tax treaties. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country or area of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of past or future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Bulletin 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

The Chinese government has provided various tax incentives to our PRC subsidiary, primarily in the form of reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. In addition, certain of our PRC subsidiaries enjoy local government subsidies. Any increase in the enterprise income tax rate applicable to our PRC subsidiary in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our PRC subsidiary in China, could adversely affect our business, financial condition and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. With respect to the underpaid employee benefits, we may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. With respect to the under-withheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices are deemed to be in violation of relevant PRC laws and regulations.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may subject us to penalties or liabilities.

The PRC Labor Contract Law, which was enacted in 2008 and amended in 2012, introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign a non-fixed term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have non-fixed term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

These laws and regulations designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that if any mergers, acquisitions, and obtaining control or a decisive influence over another entity (collectively, “concentration of undertakings”) involves any consolidated affiliated entities, such consolidated affiliated entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance.

In addition, the security review rules issued by the Ministry of Commerce and became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. These laws and regulations are continually evolving as the Foreign Investment Law was newly enacted on January 1, 2020. On December 19, 2020, the Measures for the Security Review for Foreign Investment were jointly issued by the NDRC and Ministry of Commerce, which stipulates detailed rules for foreign investment that is subject to security review. Furthermore, this new rule provides that if foreign investors or relevant parties in China intend to invest in crucial information technology and internet products and services, or in crucial financial services, or in other fields which relate to national security, they shall report to the office in advance for a security review.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce and obtaining approval from or reporting to the anti-monopoly law enforcement agency, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merger or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the Ministry of Commerce. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain approval of the Ministry of Commerce for our completed or ongoing mergers and acquisitions. There is no assurance that we can obtain such approval from the Ministry of Commerce for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies are required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update its previously filed SAFE registration, to reflect any material change involving its round-trip investment. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be restricted from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be restricted from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas or into the PRC within a period of time specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas or into PRC and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal.

We are committed to complying with and to ensuring that our shareholders who are subject to these regulations will comply with the SAFE rules and regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. We cannot assure you that SAFE or its local branches will not release explicit requirements or interpret the PRC laws and regulations otherwise. We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules in a timely manner.

Because there is uncertainty concerning the reconciliation of these foreign exchange regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the governmental authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In addition, our offshore financing activities, such as the issuance of foreign debt, are also subject to PRC laws and regulations. In accordance with such laws and regulations, we may be required to complete filing and registration with the NDRC prior to such activities. Failure to comply with the requirements may result in administrative meeting, warning, notification and other regulatory penalties and sanctions.

We may be materially and adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the PRC overseas investment regulations.

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments, which took effect as of March 1, 2018. According to this regulation, non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local branch of Ministry of Commerce. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by the State Administration of Foreign Exchange, or SAFE, on July 13, 2009 and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.

We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time, which may adversely affect our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations since our company is an overseas-listed company. Failure to complete SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options and/or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options and/or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands exempted company which acts as a holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiary, which is a foreign-owned enterprise, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. Some of our subsidiaries are required to allocate general risk reserves prior to the distribution of dividends.

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.

Under the Enterprise Income Tax Law and its implementation rules, PRC withholding tax at a rate of 10% is generally applicable to dividends from PRC sources paid to investors that are resident enterprises outside of China and that do not have an establishment or place of business in China, or that have an establishment or place of business in China if the income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10% PRC income tax if this gain is regarded as income derived from sources within China. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by these investors on the transfer of shares are generally subject to 20% PRC income tax. Any such PRC tax liability may be reduced by the provisions of an applicable tax treaty.

Although substantially all of our business operations are in China, it is unclear whether the dividends we pay with respect to our shares or ADSs, or the gains realized from the transfer of our shares or ADSs, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-resident investors, the value of your investment in our ADSs may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements.

In addition, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and China, if a Hong Kong resident enterprise owns more than 25% of the equity interest of a PRC company at all times during the twelve-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on the dividend is reduced to 5%, provided that certain other conditions and requirements are satisfied at the discretion of the PRC tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued in 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from the reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. If our Hong Kong subsidiaries are determined by PRC government authorities as receiving benefits from reduced income tax rates due to a structure or arrangement that is primarily tax-driven, the dividends paid by our PRC subsidiaries to our Hong Kong subsidiaries will be taxed at a higher rate, which will have a material adverse effect on our financial performance.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries and our consolidated affiliated entities in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary, our consolidated affiliated entities and its subsidiaries. We may make loans to our PRC subsidiary, our consolidated affiliated entities and its subsidiaries, or we may make additional capital contributions to our PRC subsidiary, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals or registration. For example, loans by us to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with the PRC Ministry of Commerce, or registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, which is a PRC domestic company. Further, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in certain businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 25, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans to our PRC subsidiary or consolidated affiliated entities or future capital contributions by us to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary or consolidated affiliated entities when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Substantially all of our income and expenses are denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

Few hedging options are available in China to reduce our exposure to exchange rate fluctuations. We have only engaged in limited hedging activities to date, in connection with our obligations under our syndicated loan. While we may decide to enter into additional hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our income in Renminbi. Under our current corporate structure, our holding company, which is incorporated in the Cayman Islands as an exempted company, may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements payable outside of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company without prior approval of SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and Consolidated affiliated entity to pay any debts they may incur in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In addition, if any of our shareholders who is subject to SAFE regulations fails to satisfy the applicable overseas direct investment filing or approval requirement, the PRC government may restrict our access to foreign currencies for current account transactions. If we are prevented from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.

We believe that recent litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the Public Company Accounting Oversight Board (United States), or the PCAOB, also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets, and the limited remedies thereof. Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

The SEC has not yet proposed rules relating to the implementation of the HFCAA. There could be additional regulatory or legislative requirements or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against the China-based “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the China-based “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the China-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, or the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Relating to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been volatile and has ranged from a low of US$11.56 to a high of US$20.17 since our ADSs started to trade on the NYSE on October 30, 2020. Volatility in trading price can result from broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our income, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	additions or departures of key personnel;

•	expiration or release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	changes in relations between the United States and China; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs, particularly after the expiration of lock-up agreements from our initial public offering beginning on April 28, 2021, could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. As of February 22, 2021, we had 1,231,150,560 ordinary shares outstanding, of which 474,905,000 ordinary shares, or 38.6%, were held by members of the Ping An Group. Ordinary shares that were converted from shares held prior to our initial public offering will no longer be subject to lock-up agreements beginning on April 28, 2021. Furthermore, the underwriters for our initial public offering may release these ordinary shares from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. In addition, 50% of the ordinary shares that were received from the conversion of Automatically Convertible Notes upon our initial public offering will no longer be subject to the lock-up clause in our securityholders agreement beginning on April 30, 2021, and the remainder, plus any ordinary shares that may be received from the conversion of Optionally Convertible Notes, will no longer be subject to the lock-up clause in our securityholders agreement beginning on October 30, 2021. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on such things as our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. We refer to the latter test as the asset test. Although the law in this regard is unclear, we intend to treat our consolidated affiliated entities (including their subsidiaries, if any) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our consolidated affiliated entities (including their subsidiaries, if any) for United States federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our consolidated affiliated entities for United States federal income tax purposes, our risk of being a PFIC may substantially increase. It is also possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being or becoming a PFIC for the current or future taxable years. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Our memorandum and articles of association and the deposit agreement purport to limit the jurisdiction of courts for lawsuits relating to U.S. federal securities law, which could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

Our memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Our deposit agreement also provides that holders and beneficial owners of ADSs agree that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs. However, the enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the choice of forum provision contained in our memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association and deposit agreement may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary and potentially others in a his or her preferred judicial forum, and this limitation may discourage such lawsuits.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We will incur increased costs as a result of being a public company.

We are now a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, we expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the underlying ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the ordinary shares. Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. Furthermore, as a Cayman Islands exempted company, we are not obliged by the Companies Act (As Revised) of the Cayman Islands to call shareholders’ annual general meetings.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not timely provide voting instructions to the depositary in accordance with the deposit agreement, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not timely provide voting instructions to the depositary, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of the meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	we have informed the depositary that a matter to be voted on at the meeting may have an adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not timely provide voting instructions to the depositary in the manner required by the deposit agreement, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our ordinary shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

If we or the depositary opposed a demand for jury trial relying on the above-mentioned jury trial waiver, it is up to the court to determine whether such waiver is enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiffs in any such action.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancelation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless we indicate that we wish such rights to be made available to holders of ADSs and the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Item 4.	Information on the Company

A.	History and Development of the Company

The history of our retail credit facilitation business dates back to August 2005, when Ping An Group launched a consumer loan business in Shenzhen, China. The history of our wealth management business dates back to September 2011, when Ping An Group established its wealth management subsidiary in Shanghai.

In 2014, we underwent a series of reorganizations to further the strategic development of our business and incorporated Lufax Holding Ltd as an exempted company under the laws of the Cayman Islands in December 2014 to act as the holding company for our corporate group. In May 2016, we acquired our retail credit facilitation business from Ping An Group.

Prior to our initial public offering, we carried out three rounds of equity financing, the first two in 2015 and 2016, and the third one with separate closings in 2018 and 2019. In addition, we issued automatically convertible promissory notes and optionally convertible promissory notes in 2020. On October 30, 2020, the ADSs representing our ordinary shares commenced trading on NYSE under the symbol “LU.”

In order to comply with PRC laws and regulations, we carry out our wealth management business primarily through consolidated affiliated entities. We use two wholly foreign-owned entities in China, namely Weikun (Shanghai) Technology Service Co., Ltd, or Weikun (Shanghai) Technology, and Lufax Holding (Shenzhen) Technology Service Co., Ltd., or Lufax (Shenzhen) Technology, to obtain effective control over our consolidated affiliated entities and their subsidiaries. Weikun (Shanghai) Technology has a series of contractual arrangements with Shanghai Xiongguo Corporation Management Co., Ltd., or Shanghai Xiongguo, and its shareholders, and a series of contractual arrangements with Shanghai Lujiazui International Financial Asset Exchange Co., Ltd., or Shanghai Lufax, and its shareholders. Lufax (Shenzhen) Technology has a series of contractual arrangements with Shenzhen Lufax Enterprise Management and its shareholders. We refer to Weikun (Shanghai) Technology and Lufax (Shenzhen) Technology as our WFOEs and Shanghai Xiongguo, Shanghai Lufax and Shenzhen Lufax Enterprise Management as our consolidated affiliated entities in this annual report. See “—Contractual Arrangements with Our Principal Consolidated Affiliated Entities” below.

We conduct our retail credit facilitation business primarily through Ping An Puhui Enterprises Management Co., Ltd. and its subsidiaries as well as Ping An Puhui Financing Guarantee Co., Ltd. and Chongqing Jin An Microloan Limited. These entities are collectively known as Puhui. Shenzhen Ping An Puhui Microloan Co., Ltd., Hunan Ping An Puhui Microloan Co., Ltd. and Chongqing Jin An Microloan Limited have received regulatory approvals to provide microloan services. Ping An Puhui Financing Guarantee Co., Ltd. and Ping An Financing Guarantee (Tianjin) Co., Ltd. hold licenses for providing financing guarantee services. Ping An Consumer Finance Co., Ltd. is licensed to provide consumer finance services. We do not conduct our retail credit facilitation business through consolidated affiliated entities.

Our principal executive offices are located at No. 1333 Lujiazui Ring Road 15/F, Shanghai, People’s Republic of China. Our telephone number at this address is +86 21-3863-2121. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website ir.lufaxholding.com. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are a leading technology-empowered personal financial services platform in China. We primarily address the unmet demand for personal lending among small business owners as well as salaried workers in China through our retail credit facilitation business, and we provide wealth management solutions to China’s middle class and affluent population through our wealth management business. As of December 31, 2020, our total balance of retail credit facilitated reached RMB545.1 billion (US$83.5 billion), and the total client assets generated through our online wealth management platform reached RMB426.6 billion (US$65.4 billion).

Retail Credit Facilitation

We provide retail credit facilitation services to high-quality borrowers in China under the Puhui brand. Our retail credit facilitation business connects borrowers, funding partners and credit enhancement partners, with our purpose-built end-to-end technology platform at the hub. At each stage of the customer journey from origination to servicing and collection, we apply advanced technology, including big data, AI and blockchain technology, to provide an elegant user experience for borrowers, ecosystem partners and sales teams. The entire loan application, fraud detection and credit approval process for general unsecured loans can be as fast as 20 minutes, compared to days or weeks for many Chinese commercial banks. Such efficiency is made possible by an extensive range of data sets that we have accumulated and can access under proper authorization and within lawful parameters. Our direct sales force and channel partners leverage data analytics and AI to target high quality borrowers with larger ticket size relative to other non-traditional financial service providers and with a faster loan approval process than traditional financial institutions. Integration of our direct salesforce and channel partners into our end-to-end technology platform helps us deepen our customer relationships to effectively manage the risk of larger ticket size loans while delivering the efficiencies afforded by digital technology.

We primarily target small business owners and to a lesser extent salaried workers in China who have residential property, financial assets or some access to commercial bank credit and yet are underserved by traditional financial institutions. Our borrowers use the proceeds of loans we facilitate primarily for working capital purposes in small businesses and to a lesser extent personal consumption.

We facilitate a diversified suite of loan products, including both unsecured loans and secured loans. The products we facilitate offer flexibility in ticket size and loan tenor to address different borrower needs. The average ticket size for general unsecured loans was RMB141,070 in 2019 and RMB164,483 (US$25,208) in 2020, while average contractual tenor was 35.2 and 35.3 months, respectively. The average ticket size for secured loans was RMB486,611 in 2019 and RMB390,467 (US$59,842) in 2020, while average contractual tenor was 35.9 months and 36.0 months, respectively. In 2019, general unsecured loans represented 76.0% and secured loans 23.8% of the volume of new loans we facilitated, with the remaining 0.2% consisting of legacy loans. In 2020, general unsecured loans represented 77.2% and secured loans 21.7% of the volume of new loans we facilitated, with our consumer finance subsidiary accounting for the remaining 1.2%.

We acquire borrowers through a combination of direct sales, channel partners, and online and telemarketing channels. Our offline-to-online model is the key to opening up the small business owner segment of the loan market. We had over 58,000 full-time employees in an extensive direct sales network covering more than 280 cities across all provinces in China except Tibet as of December 31, 2020. Our channel partners include the Ping An ecosystem, through which we may access a nationwide distribution network and approximately 218 million financial services customers, as well as over 280 active third-party channel partner entities. Our channel partners introduce borrowers and are paid referral fees for each loan originated. In addition, we had around 4,000 employees engaged in targeted online and telemarketing campaigns, mainly directed at existing and past customers.

We cooperated with 51 banks and 6 trust companies as of December 31, 2020 in funding the loans we originate. We also make a small but growing number of loans using funds from our own licensed consumer finance subsidiary, and in 2020 we made loans using funds from our own licensed microloan subsidiaries, though we no longer do so now. Banks, trust plans run by trust companies, and our microloan and consumer finance subsidiaries funded 63.3%, 35.1% and 1.6%, respectively, of the volume of new loans we facilitated in 2020. We have transitioned smoothly to obtaining all of our third-party funding from banks and trust plans run by trust companies. In 2020, we obtained third-party funding for new loans we facilitated from a diversified range of banks and trusts, with no single bank, trust, or other funding source accounting for more than 10% of the funding for the loans originated through our platform.

We utilize third-party credit enhancement to limit our credit risk exposure. Of the outstanding balance of loans we had facilitated as of December 31, 2020, third-party credit enhancement partners insured or guaranteed 88.8%, our subsidiaries bore credit risk on 6.3%, and funding partners bore credit risk on the remaining 4.9%. Of the 88.8% guaranteed or insured by third-party credit insurance partners, Ping An P&C, which is a member of Ping An Group, provided 85.3% of the third-party credit enhancement for the loans that we facilitated, while 3.5% was guaranteed or insured by other third parties.

By making use of third-party funding and third-party credit enhancement, we have implemented an asset-light and capital-light business model. In 2020, we funded 1.6% of the new loans we facilitated, and we bore credit risk for 6.3% of the outstanding balance of loans we facilitated as of December 31, 2020. Our ability to identify, acquire and manage creditworthy borrowers has made us a trusted partner for funding partners and credit enhancement partners alike. As of December 31, 2018, 2019 and 2020, the DPD 30+ delinquency rate for secured loans we facilitated was 0.5%, 0.6% and 0.7%, respectively, and the DPD 30+ delinquency rate for general unsecured loans we facilitated was 1.8%, 1.8% and 2.3%, respectively.

As of December 31, 2018, 2019 and 2020, the outstanding balance of loans we facilitated was RMB375.0 billion, RMB462.2 billion and RMB545.1 billion (US$83.5 billion), respectively, representing a CAGR of 20.6% from 2018 to 2020. The number of cumulative borrowers was 10.3 million, 12.4 million and 14.5 million as of December 31, 2018, 2019 and 2020, respectively. In 2018, 2019 and 2020, the total volume of new loans we facilitated was RMB397.0 billion, RMB493.7 billion and RMB565.0 billion (US$86.6 billion), respectively, representing a CAGR of 19.3% from 2018 to 2020. We recognized retail credit facilitation service fees across all products of RMB29.6 billion, RMB39.3 billion and RMB39.5 billion (US$6.0 billion) in 2018, 2019 and 2020, respectively, representing a CAGR of 15.5% from 2018 to 2020.

Our Borrowers

We target high-quality borrowers in China, primarily small business owners and to a lesser extent salaried workers who have residential property, financial assets and some access to commercial bank credit and yet are underserved by traditional financial institutions. As of December 31, 2020, we had 14.5 million cumulative borrowers and 4.4 million borrowers who have loans currently outstanding.

For our new general unsecured and secured loan customers in 2020, our platform borrowers average 40 years of age, and approximately 44% are female. Data we access from the People’s Bank of China indicates that approximately 91% of them have at least one credit card but 59% of them have no outstanding unsecured bank loans. Based on data they have provided voluntarily, 52% have a life insurance policy and 43% own residential property, though the actual numbers should be higher since not all of them chose to supply this information.

Small business owners accounted for approximately 59%, 63% and 72% of all new general unsecured and secured loans we facilitated in 2018, 2019 and 2020, respectively. In 2020, they accounted for approximately 99% of the new secured loans and 65% of the new general unsecured loans we facilitated. Many of our small business owner borrowers have fewer than 30 employees and annual revenues of less than RMB5 million. The small businesses for whose owners we facilitate loans are engaged in a very diverse set of businesses. These include retail, wholesale, manufacturing, construction, and services. This diversity in economic activity, coupled with geographical diversity, diversifies our risk. Some of the small businesses are separate legal persons from their owners and some are not, but in either case the owner of the business is always the borrower in his or her personal capacity, so that the owner cannot avoid repayment of the loan on the basis of having limited liability for the debts of the entity.

Small business owners often need larger ticket size loans on short notice for imminent operating needs. Their demand is underserved by traditional commercial banks in China, which typically cannot provide larger ticket size loans to individuals without collateral, and by online-only TechFin and smaller fintech platforms, which typically do not facilitate larger ticket size loans. As we continue to target small business owners, we expect them to account for an even larger percentage of all new loans we facilitate going forward.

In addition, we facilitate loans to salaried workers who need large ticket size consumption loans for purposes such as education, home decoration, and purchase of consumer durables. In June 2020, we also started to serve consumers under our newly established consumer finance subsidiary. As of December 31, 2020, our consumer finance subsidiary had approximately 0.2 million cumulative customers. In 2020, the average age of consumers served by our consumer finance subsidiary was 33 years old. These consumers usually use the loans to resolve emergency cash flow needs or use it for small ticket size consumption.

Our Loan Products

We facilitate secured loans and unsecured loans. The typical borrower of a secured loan is a small business owner who uses the loan proceeds for business operations. Borrowers of general unsecured loans include both small business owners and salaried workers who use the loan proceeds for business operations or personal consumption. We base our credit assessment on individual data for salaried workers and a combination of individual and business data for small business owners, plus the characteristics of the collateral for borrowers of secured loans, who are almost all small business owners. Substantially all the collateral is residential property. The following chart summarizes some of the characteristics of borrowers and the loans we facilitate for them in 2020:

	General Unsecured Loans		Secured Loans
Typical Borrower Profile	• Small business owners	• Salaried workers	• Small business owners
Use of Proceeds	• Small business operations	• Personal consumption	• Small business operations
Credit Risk Assessment	• Individual, business	• Individual	• Individual, business, collateral
Average Ticket Size	• RMB182,501 (US$27,970)	• RMB139,411 (US$21,366)	• RMB390,467 (US$59,842)
Average Contractual Tenor	• 35.4 months	• 35.2 months	• 36.0 months
APR	• 26.7%	• 26.8%	• 17.4%
Annualized Nominal Borrowing Cost	• 15.4%	• 15.5%	• 11.6%
Repayment Schedule	• Fixed installments	• Fixed installments	• Fixed installments or balloon payment

In addition to general unsecured loans and secured loans, we began to facilitate consumer finance loans in June 2020 through our licensed consumer finance subsidiary.

The outstanding balance of loans we facilitated has grown year over year. The following table shows the outstanding balance of loans facilitated by product as of the dates indicated.

	As of December 31,
	2018		2019		2020
	(RMB millions)	(%)	(RMB millions)	(%)	(RMB millions)	(%)
Outstanding Balance of Loans Facilitated
Current products:
General unsecured loans	266,219	71.0	366,486	79.3	447,466	82.1
Secured loans	65,400	17.4	88,599	19.2	93,737	17.2
Consumer finance loans	—	—	—	—	3,580	0.7

Total current products	331,619	88.4	455,085	98.5	544,783	99.9
Legacy unsecured loans	43,387	11.6	7,158	1.5	367	0.1

Total	375,006	100.0	462,243	100.0	545,150	100.0

The following table sets forth the percentage of the outstanding balance of general unsecured and secured loans with fixed installment and balloon payment repayment schedules as of December 31, 2018, 2019 and 2020. Fixed installment loans include loans where the sum of the principal repayment and interest payment is fixed and service, insurance and guarantee fees gradually decrease as the outstanding balance decreases.

	As of December 31,
	2018	2019	2020
	(%)
Fixed installments	99.8	94.3	91.0
Balloon payments	0.2	5.7	9.0

Total	100.0	100.0	100.0

The following table shows the volume of new loans facilitated by product during the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	(RMB millions)	(%)	(RMB millions)	(%)	(RMB millions)	(%)
Volume of New Loans Facilitated
Current products:
General unsecured loans	275,214	69.3	375,343	76.0	436,137	77.2
Secured loans	51,630	13.0	117,312	23.8	122,320	21.7
Consumer finance loans	—	—	—	—	6,506	1.2

Total current products	326,843	82.3	492,656	99.8	564,963	100.0
Legacy unsecured loans	70,119	17.7	1,068	0.2	—	—

Total	396,962	100.0	493,723	100.0	564,963	100.0

Loans are available on flexible terms. The loan products available on our platform permit large ticket sizes, long tenors and early repayment options, which are important features of loan products for small business owners.

The maximum permitted ticket size in 2020 was RMB10 million for secured loans and RMB1 million for unsecured loans. Average loan size was considerably smaller. The following table shows the average ticket size for loans we facilitated, for both general unsecured loans and secured loans.

	For the Year Ended December 31,
	2018	2019	2020
	(RMB)
Average Ticket Size
General unsecured loans	127,778	141,070	164,483
Secured loans	656,773	486,611	390,467

The maximum contractual tenor for loans we facilitated in 2020 was 36 months, and most borrowers chose the maximum tenor. The following table shows the average contractual tenor for loans we facilitated, for both general unsecured loans and secured loans.

	For the Year Ended December 31,
	2018	2019	2020
	(months)
Average Contractual Tenor
General unsecured loans	34.8	35.2	35.3
Secured loans	35.7	35.9	36.0

Due to customer behavior and early repayment options, the effective tenor will be shorter than the average contractual tenor. We are taking measures to mitigate the impact of early repayment. We started to charge early repayment fees for a majority of newly facilitated secured loans in November 2018 and for a substantial majority of newly facilitated general unsecured loans in May 2019 if borrowers early repay during the first few months. Since then, we have observed a modest improvement in early repayment behavior of borrowers, although it is unclear if this trend will continue considering the limited track record we have for loans originated after we implemented the new policies, and given that borrowers’ early repayment behavior may also be affected by a number of other factors. Since we implemented early repayment fees, we have not observed any material impact on the volume of new loans facilitated or borrowers’ re-borrowing behavior. Since September 11, 2020, we have also started to charge monthly service fees for general unsecured and secured loans based on outstanding loan balance, which decreases with each repayment, instead of a fixed monthly number based on the loan principal at origination. It is too early for us to assess the impact of this new policy on borrowers’ early repayment behavior due to the limited track record after implementation. See “Item 5. Operating and Financial Review and Prospects—Key Components of Our Results of Operations—Income—Technology platform-based income—Retail credit facilitation service fees” for disclosure regarding estimated effective tenor.

The table below sets forth the gross amount of early repayment applied against the loan principal for secured and general unsecured loans in the years ended December 31, 2018, 2019, and 2020.

		Early Repayment Amount
	Loan Principal at Origination	For the Year Ended December 31,
Vintage		2018	2019	2020
		(RMB millions)
Before 2017	—	12,998	1,979	—
2017	279,462	60,778	19,493	2,353
2018	326,843	48,630	75,470	24,728
2019	492,656	—	89,026	123,599
2020	558,457	—	—	83,233

Total		122,406	185,968	233,912

Secured loans have both fixed installment and balloon payment schedules, whereas general unsecured loans typically have fixed installment repayment schedules. Early repayment options are available for the loan products on our platform. We do not permit borrowers to refinance their loans to a lower interest rate without early repayment. Certain high-quality borrowers of general unsecured loans may be offered an additional loan before their original loan is completely repaid. In 2020, approximately 6.8% of the volume of new general unsecured loans facilitated represented additional loans to existing borrowers.

For 2020, the average APR was 26.7% for general unsecured loans we facilitated and 17.4% for our secured loans. APR represents the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12. The all-in borrowing cost comprises the actual amount of (a) interest, (b) insurance premiums or guarantee fees and (c) retail credit facilitation service fees. The following table shows the average APR for the new loans we facilitated, for both general unsecured loans and secured loans. We reduced our fee rates for certain borrowers and changed certain credit criteria for borrowers in early September. As a result, the APR of all new loans applied for after September 4, 2020 was below 24%.

	For the Year Ended December 31,
	2018	2019	2020
	(%)
APR
General unsecured loans	29.0	29.0	26.7
Secured loans	20.6	18.7	17.4

The following table presents the proportion of volume of new loans we facilitated by APR in 2020, for both general unsecured loans and secured loans.

	Below 24%	24 to 30%	30% to 36%	Total
	(%)
APR
General unsecured loans	53.7	27.0	19.3	100.0
Secured loans	100.0	—	—	100.0

The following table presents the average ticket size of new loans we facilitated by APR in 2020, for both general unsecured loans and secured loans.

Average Ticket Size	Below 24%	24 to 30%	30 to 36%	All
	(RMB)
General unsecured loans	206,538	164,387	104,957	164,483
Secured loans	390,467	—	—	390,467

The following table shows the average annualized nominal borrowing cost for new loans we facilitated, for both general unsecured loans and secured loans. Annualized nominal borrowing cost represents the annualized all-in borrowing cost as a percentage of the original principal amount.

	For the Year Ended December 31,
	2018	2019	2020
	(%)
Annualized Nominal Borrowing Cost
General unsecured loans	16.9	17.0	15.4
Secured loans	11.6	11.5	11.6

General Unsecured Loans

General unsecured loans target both small business owners and salaried workers. In 2020, approximately 65% of the general unsecured loans we facilitated, by volume, were borrowed by small business owners, and 35% by salaried workers. The average contractual tenor of new general unsecured loans we facilitated during this period was 35.3 months and the average ticket size was RMB164,483 (US$25,208). In 2020, 53.7% of the volume of new general unsecured loans we facilitated had an APR lower than 24%, another 27.0% had an APR between 24% and 30%, and 19.3% had an APR between 30% and 36%.

As of December 31, 2018, 2019 and 2020, our outstanding balance of general unsecured loans facilitated was RMB266.2 billion, RMB366.5 billion and RMB447.5 billion (US$68.6 billion), respectively. In 2018, 2019 and 2020, our total volume of general unsecured loans facilitated amounted to RMB275.2 billion, RMB375.3 billion and RMB436.1 billion (US$66.8 billion), respectively.

The following table presents the volume of general unsecured loans we facilitated by ticket size for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	(RMB millions)	(%)	(RMB millions)	(%)	(RMB millions)	(%)
Ticket Size
Up to RMB50,000	12,240	4.4	17,549	4.7	12,913	3.0
RMB50,001 to RMB100,000	55,327	20.1	65,390	17.4	57,673	13.2
RMB100,001 to RMB200,000	167,375	60.8	147,875	39.4	146,153	33.5
RMB200,001 to RMB300,000	39,509	14.4	114,239	30.4	131,391	30.1
RMB300,001 or above	762	0.3	30,291	8.1	88,008	20.2

Total	275,214	100.0	375,343	100.0	436,137	100.0

We focus on facilitating loans with higher ticket size, which is an important feature for satisfying the needs of small business owners. As shown in the table above, only a small percentage of the general unsecured loans we facilitated had ticket sizes of RMB50,000 or lower. Loans with ticket sizes over RMB200,000 increased substantially from 2018 to 2019 and again from 2019 to 2020.

Secured Loans

Secured loans target small business owners. Approximately 99% of the secured loans we facilitated, by volume, were borrowed by small business owners, and virtually all of the loans were secured by residential property. We offer flexible contractual tenors of up to 36 months, and the vast majority of borrowers choose the longest available contractual tenor. In 2020, the average contractual tenor of new secured loans we facilitated was 36.0 months and the average ticket size was RMB390,467 (US$59,842). All of the secured loans that we facilitated in 2020 had an APR below 24%.

As of December 31, 2018, 2019 and 2020, our outstanding balance of secured loans facilitated was RMB65.4 billion, RMB88.6 billion and RMB93.7 billion (US$14.4 billion), respectively. In 2018, 2019 and 2020, our total volume of secured loans facilitated amounted to RMB51.6 billion, RMB117.3 billion and RMB122.3 billion (US$18.7 billion), respectively.

We focus on facilitating loans collateralized by residential property located in economically more developed cities, given such cities’ relatively stable economic growth and real estate prices. The collaterals are well diversified across China, with a large proportion located in more developed cities. The average loan-to-value ratio at origination for the secured loans we facilitated has been stable at 68%, 67% and 67% in 2018, 2019 and 2020, respectively.

Consumer Finance Loans

We began to facilitate consumer finance loans in June 2020 through our licensed consumer finance subsidiary. Our consumer finance products are primarily revolving credit consumer credit products that support diversified use methods such as cash withdrawal and electronic payment. For the new applicants in 2020, the average credit line was RMB30,717 (US$4,708) and the average APR was 19.1%.

Legacy Unsecured Loans

We previously offered a category of unsecured revolving credit lines which we have phased out for strategic reasons. We treat these credit lines as legacy products and exclude them from the scope of general unsecured loans.

Retail Credit Origination

We had facilitated loans for 14.5 million cumulative borrowers as of December 31, 2020. We acquire borrowers primarily through offline channels, because we focus on loans with larger ticket sizes that often require additional consultation services to be provided to the borrowers during the origination process. The origination of these loans incurs higher costs as compared to the origination of smaller ticket size consumer loans but it also generates more value.

The following table shows the volume of new loans we facilitated by origination channels for the years ended December 31, 2018, 2019 and 2020, excluding legacy products.

	For the Year Ended December 31,
	2018		2019		2020
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Volume of New Loans Facilitated
Direct sales	147.5	45.1	221.6	45.0	274.6	48.6
Channel partners	117.6	36.0	213.6	43.4	223.9	39.6
Online and telemarketing	61.8	18.9	57.4	11.7	66.5	11.8

Total	326.8	100.0	492.7	100.0	565.0	100.0

The following table shows the origination cost as a percentage of the volume of new loans we facilitated for the years ended December 31, 2018, 2019 and 2020, excluding legacy products.

	For the Year Ended December 31,
	2018	2019	2020
	(%)
Origination Cost
New loan volume based borrower acquisition cost(1)	2.6	2.8	2.4
Retail credit facilitation related general sales and marketing expenses(2)	1.1	0.8	0.8

Total	3.7	3.6	3.2

Note:

(1)

New loan volume based borrower acquisition cost is calculated based on cost incurred during the year without considering allocation of the amount over the loan tenure and timing impact of IFRS 15 or IFRS 9.

(2)	Retail credit facilitation related general sales and marketing expenses mainly consisted of salary and premises of our proprietary salesforce, loan related promotion and channel management expenses.

Direct Sales

We have an extensive direct sales network of over 58,000 full-time employees as of December 31, 2020, more than 95% of whom have a junior college education or above. Together they cover more than 280 cities across all provinces in China except Tibet, giving us excellent coverage of areas nationwide with good potential for making loans to small business owners.

Our direct sales force proactively seeks out potential borrowers using their own knowledge and contacts with the help of a specialized mobile application designed to optimize their time and efforts. This system tracks and shows location and travel data for all of our sales employees in real time. Our system can further overlay an AI heat map showing our borrowers and their borrowing characteristics, which allows us to identify regions with higher sales potential. Our direct sales channel gives us the capability to facilitate loans with larger ticket size as these borrowers tend to have more demand for face-to-face consultation.

In supervising and evaluating the performance of our direct sales network, we give close attention to the creditworthiness of the borrowers they bring in. The productivity of our direct sales force has been continually improving, as evidenced by the increase in volume of new loans sourced per employee per year from RMB3.2 million in 2018, to RMB4.0 million in 2019, and RMB4.7 million (US$0.7 million) in 2020. Our direct sales channel was responsible for sourcing RMB221.6 billion, or 45.0%, of the new loans we facilitated in 2019 and RMB274.6 billion (US$42.1 billion), or 48.6%, of the new loans we facilitated in 2020.

Channel Partners

We complement our direct sales force with a large and robust set of channel partners. Our channel partners introduce borrowers and are paid referral fees for each loan originated.

We leverage the Ping An ecosystem to acquire borrowers, and pay referral fees for each loan originated. Borrowers from the Ping An ecosystem tend to be relatively well-to-do and they generally have higher credit quality and borrow at larger ticket sizes. As a result, we are able to streamline the application process for them. The Ping An ecosystem was responsible for sourcing RMB197.4 billion, or 40.1%, of the new loans we facilitated in 2019 and RMB204.9 billion (US$31.4 billion), or 36.3%, of the new loans we facilitated in 2020. We set the referral fees at a level that we believe is economical for us and attractive to members of the Ping An ecosystem, who only participate in the referral program to the extent they wish to.

The following table shows the volume of new loans originated from the Ping An ecosystem and other channel partners in 2018, 2019, 2020.

	For the Year Ended December 31,
	2018		2019		2020
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Volume of New Loans Facilitated
Ping An ecosystem	104.5	88.9	197.4	92.4	204.9	91.5
Other channel partners	13.0	11.1	16.2	7.6	19.0	8.5

Total channel partners	117.6	100.0	213.6	100.0	223.9	100.0

In addition to the Ping An ecosystem, we cooperated with over 280 other active third-party channel partners as of December 31, 2020. An active channel partner is one who introduced borrowers to us in each of the three preceding months. Our channel partners include a wide range of businesses, such as point-of-sale payment agencies, tax system providers and second-hand car transaction platforms. Our channel partners are supported by our proprietary partner management system that helps us allocate resources and design incentive plans more efficiently. Our other third-party channel partners were responsible for sourcing RMB16.2 billion, or 3.3%, of the new loans we facilitated in 2019 and RMB19.0 billion (US$2.9 billion), or 3.4%, of the new loans we facilitated in 2020.

Online and Telemarketing

As of December 31, 2020, we employed around 4,000 employees to engage in targeted online and telemarketing campaigns to reach customers based on their potential need for loans, which we have identified from online behavioral data and other big data techniques. Our online and telemarketing channel primarily facilitates general unsecured loans, and it focuses on helping high-quality borrowers borrow new loans. The productivity of our online and telemarketing channel has been improving with the application of advanced AI technology, as evidenced by the increase in volume of new loans sourced per employee per year from RMB8.0 million in 2018, to RMB9.4 million in 2019 and RMB16.6 million (US$2.5 million) in 2020. Our online and telemarketing channel was responsible for sourcing RMB57.4 billion, or 11.7%, of the new loans we facilitated in 2019 and RMB66.5 billion (US$10.2 billion), or 11.8%, of the new loans we facilitated in 2020. By facilitating new borrowing by existing customers who are eligible based on our credit assessment, we are able to reduce our marginal borrower acquisition cost while maintaining the risk profile of our outstanding balance of loans facilitated.

Borrower Experience

The loan application process is entirely online and paperless. Our mobile application makes it easy, convenient and hassle-free for borrowers to apply for our loans. We acquire borrowers offline but enable them to submit their loan applications online through our mobile application. Since 2019, all of our transactions have occurred on our mobile application.

The process of creating an account is quick and simple. A borrower can create an account with us using a mobile phone number. Once an account has been created, the borrower will be able to apply for our loan products online.

We have access to data and analytical insights that enable us to make an immediate credit assessment decision once we have verified the borrower’s identification. The borrower’s identity is verified through facial recognition and device fingerprint.

If borrowers wish to provide documentation to support their risk profile and increase their credit limit, our mobile application allows borrowers of general unsecured loans to upload insurance policies, automobile registration, residential mortgages and deeds, and tax bills. They scan the documents and our system reads them through optical character recognition and natural language processing. Our system guides borrowers towards the most suitable loan options based on the information provided. The information will be considered as part of our credit assessment process and may impact the approved loan amount and borrowing cost.

We believe that offline teams are essential for penetrating our target markets but that online processes are necessary for efficient and speedy delivery of customer service. By 2019, all of our loan applications for both secured and unsecured loans were processed online. For secured loans, we are collaborating on a pilot program to enable borrowers to pledge residential property as collateral either completely online or with only one visit to the government agency where the collateral is recorded.

We began to roll out a 100% AI application and approval process for select borrowers of general unsecured loans in June 2020. It uses automatic speech recognition, optical character recognition and natural language processing to communicate with the prospective borrower. Loan processing time can be significantly shortened as a result and application conversion improved. The entire process typically takes only 20 minutes in total, entirely through one screen interaction, with zero text input. All online applications begin with the same portal, leading to an immediate credit offer for qualified applicants. The potential borrower then has an AI credit assessment interview, during which anti-fraud, credit assessment, and loan approval processes run seamlessly in the background so that the credit assessment can be completed before the interaction ends. The credit assessment is provided to the funding partner and credit enhancement partner for their evaluation and approval, and the borrower signs the contract online in the app by indicating agreement to all of the terms. The funds are normally disbursed on the same day and the borrower is notified through the app once the transfer is completed.

We select high-quality borrowers to target for new loans. These include borrowers who have made nine straight months of repayments on their current loans and borrowers who have already repaid their loans. Applications from repeat customers can be completed expeditiously and we provide assistance by telephone when needed.

Loan Underwriting and Collection

Our credit approval process, comprised of anti-fraud and credit assessments, is supported by both financial and behavioral data and managed by our risk management department. In addition to meeting the basic requirements on nationality, age, residency and the availability of credit and other history, a borrower must pass both our anti-fraud and credit assessments to be eligible for our loan products. Our average credit approval time is less than 30 minutes for general unsecured loans and approximately two hours for secured loans in 2020, and funding is generally available on the same day.

Our credit assessment is built upon a variety of our own and third-party data, under proper authorization and within lawful ranges, including the data of the Credit Reference Center of the People’s Bank of China, data publicly available from other governmental institutions, and a variety of consumption, social or other behavioral data. We have accumulated over 15 years of through-cycle credit data from approximately 54 million unique individual applicants, supplemented by access to Ping An ecosystem analytics and insights and access to enterprise data for approximately 10 million businesses through external data providers. Our proprietary and third-party data includes both know-your-customer or KYC personal financial information and know-your-business or KYB business information for loans to small business owners. All data are accessed and used only with the customer’s consent.

Out of over 7,000 variables per borrower, we applied machine learning algorithms and regression analysis to select 1,591 of the most relevant variables to build our anti-fraud models and 1,570 of the most relevant variables to build our loan decision models.

To underwrite loans with larger ticket sizes, our experience shows that both ability to repay and willingness to repay are important in the credit underwriting process. Behavioral data are nearly as useful as credit and financial data in anti-fraud assessment, as they can be helpful in evaluating a borrower’s willingness to repay. However, credit and financial data are substantially more predictive of creditworthiness as they can help evaluate a borrower’s ability to repay. As a result, credit and financial data comprise approximately 60% of the variables of our anti-fraud assessment and 89% of the variables of our credit assessment, while behavioral data make up the remaining 40% of the variables for our anti-fraud assessment and 11% of the variables of our credit assessment.

Anti-fraud Assessment

Our anti-fraud assessment checks for identity fraud, against negative records and for organized fraud. We verify the borrower’s identity by crosschecking against the National Citizen Identity Information Center’s ID database using facial recognition technology. We also verify the borrower’s identity using device fingerprinting and phone number and bank card verifications. By cross checking within and across data sources, we ensure that the borrower is who he or she claims to be and that the same borrower is completing the application from beginning to end.

Next we check each borrower against blacklists and negative records, including lists that we have built up through our own operations, from third-party sources and from publicized fraud attempts. We also further check if the borrower uses technology to provide falsified information, such as false location information using VPNs or IP address proxies.

Furthermore, we use our social network model built upon graphic computation and machine learning algorithms to identify and screen out organized fraud attempts. We have an extensive database of mobile phone device fingerprint, location and IP data to support our social network model. We check the borrower’s key information using our fraud detection model, which contains over 1,000 expert rules.

Credit Assessment

Borrowers who pass our anti-fraud assessment process move onto our credit assessment process. We have three key models for credit assessment: an application score model, a risk-based pricing model and a loan sizing model.

The application score model generates a score for each borrower, based on which we determine the borrower’s eligibility for a given loan. Our acceptance criteria and assessment processes vary depending on the borrower risk rating. The applicant must have a risk rating of G8 or above on our rating system to qualify for a loan. In 2020, we gave AI-assisted live interviews or purely AI interviews to 67.8% of borrowers of general unsecured loans, and the other 32.2% of borrowers of general unsecured loans had the interview waived because nothing in their data required further clarification. As described above, we began to roll out a 100% AI application and approval process for select borrowers in July 2020. Borrowers of secured loans, who have extensive personal interaction with our direct sales team or our channel partners, are all given live interviews.

When we give a live interview, our credit approval team interviews borrowers using web conferencing tools. During interviews, we use facial and voice recognition to identify borrowers and micro facial expression and speech emotion analytics to analyze borrowers’ emotional reactions to assist in assessing the trustworthiness of the borrowers. Other than live interviews, our credit assessment process is entirely automated, which helps us to achieve a unified and data-driven decision process with strong predictive power.

After being screened by the application score model, the borrower will be further assessed by our risk-based pricing and loan sizing models. In our risk-based pricing model, we consider the borrower’s risk rating and debt to income ratio and the value of the borrower’s assets to determine the appropriate risk-based pricing. After taking into account the borrower’s risk rating and debt to income ratio and the value of the borrower’s assets, the borrower can only qualify for a loan if the assigned pricing does not exceed the maximum permitted APR. Our loan sizing model is primarily based on the borrower’s credit and financial information, which we access with due authorization, such as other loan or credit card repayment records, insurance repayment records, car value, social insurance records and indebtedness information. Every loan applicant must authorize us to check their data through the Credit Reference Center of the People’s Bank of China, and these checks form a routine part of our credit assessment process. The data includes information on outstanding loans funded by licensed financial institutions in China such as banks, trusts, consumer finance companies and financing leasing companies. Our sizing model for secured loans further takes into consideration the value of the pledged collateral, which we determine in an efficient and expeditious manner with help from online valuers. Since we specialize in large ticket size loans, a borrower only qualifies for a general unsecured or secured loan if they meet the minimum creditworthiness threshold of at least RMB20,000.

For small business owners, know your business or KYB is an additional element of our credit assessment process. We analyze data relating to the borrower’s business including its corporate credit rating, if any, its VAT, point-of-sale and UnionPay records, its utility bills, and any insurance, memberships in industry organizations or other pertinent information. We believe that it is essential to combine both KYC and KYB data for small business owners to accurately assess their creditworthiness.

Credit Approval by Our Partners

Once a loan application passes our credit assessment process, if funding partners and credit enhancement partners are involved then we will refer the loan to them for them to conduct an independent evaluation of the loan application. We only match borrowers who we believe meet our partners’ lending criteria, and our partners independently review all of the application information before making a lending decision. Loans are disbursed by the funding partner directly to the borrower.

Loan Servicing and Collection Practices

Borrowers can set up automatic repayments on our mobile application. We have established a post-loan servicing model based on credit scores to triage delinquencies. We check the loan records of our existing borrowers through the Credit Reference Center of the People’s Bank of China with their authorization on a regular basis so as to monitor their liability status and we use customer segmentation modeling to divide borrowers into low, medium and high risk. We also provide a repayment reminder service to our borrowers, including text message reminders for low-risk borrowers and AI-enabled contact for medium- and high-risk borrowers. In 2020, we carried out 57% of our repayment reminders through messages and the other 43% through AI-enabled phone calls.

If borrowers fail to repay on time, our collection process will be initiated. Borrowers whose loans are overdue by one day are contacted by AI, and all other borrowers with overdue loans are contacted by a live collection agent. The relatively large average ticket size of the loans that we facilitate makes it more cost-efficient for us to escalate the collection process for delinquent loans, as compared to platforms that facilitate small consumer loans.

Our collection professionals cannot access the mobile phone numbers of our borrowers and can only contact them through our systems. All contact with customers is recorded and saved using blockchain technology and retained for use in resolving disputes and ensuring that our collection team is fully in compliance with applicable laws and rules at all times. Data we accumulate in the collection process gets fed back into our credit assessment process in a closed loop.

We have established a team of more than 10,000 post-loan servicing professionals as of December 31, 2020. The productivity of our post-loan servicing team has been continually improving, as evidenced by the increase in average outstanding loan balance per post-loan servicing employee per year from RMB34.6 million in 2018 to RMB47.8 million in 2019 and RMB54.1 million (US$8.3 million) in 2020.

In line with common industry practice, we use third-party collection agencies to collect loans that are delinquent for more than 80 days. We regularly evaluate our agency partner companies based on their performance, service quality and compliance with relevant laws and regulations.

In addition to the collection efforts described above, we have an additional foreclosure procedure for our secured loans. Acting as an agent for the credit enhancement partner, we first repossess the collateral using our local collection team, supported by third-party local collection agencies as necessary. We then assess the condition of the residential property, obtain third-party appraisal reports of its value and initiate the process to foreclose on the residential property. Upon foreclosure, we dispose of residential property via auction or consignment and use the proceeds to minimize or mitigate losses for the lender.

Consumer Finance Loans

For consumer finance loans, the borrower initiates the fully online application process through client application modules such as our Ping An Consumer Finance App, in the course of which a number of technical means such as OCR ID verification and facial recognition are used to complete the verification of the identity of the borrower. Combining various types of credit information, we comprehensively judge the applicant’s qualifications and provide the successful applicant with a credit line. Over 80% of the applicants can get a credit result in about 20 minutes. We primarily outsource collection efforts for overdue loans.

Funding Sources

Funding sources for the loans we facilitate include banks, trusts, and our own microloan and consumer finance subsidiaries. Historically, we also funded loans through individual investors on our peer-to-peer platform, though we stopped doing so in August 2019.

The following table shows the volume of new loans facilitated in each period by funding source:

	For the Year Ended December 31,
	2018		2019		2020
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Volume of New Loans Facilitated by Funding Source
Banks	186.2	46.9	312.0	63.2	357.6	63.3
Trusts	5.0	1.3	104.9	21.2	198.2	35.1
Microloan and consumer finance subsidiaries	12.7	3.2	0.8	0.2	9.2	1.6
Peer-to-peer individual investors	193.0	48.6	76.0	15.4	—	—

Total	397.0	100.0	493.7	100.0	565.0	100.0

As the numbers above show, we have successfully managed two major changes in the sources of our funding in recent years. The decrease in the funding from peer-to-peer individual investors in 2019 was due to a series of government regulatory initiatives that prompted us to cease using such funding in August 2019. We compensated by increasing funding from banks and trusts.

We are continually refining our funding mix. Our ability to facilitate loans has not been constrained by our funding supply. We have strong relationships with 51 banks and 6 trust companies as of December 31, 2020, and we only utilized 53% of the credit facility that banks were prepared to make available to our borrowers and 37% of the credit facility that trust companies were prepared to make available to our borrowers. We believe our relationships with banks and trust companies are sustainable as our ability to help them generate interest income by facilitating loans from our high quality borrowers makes us a valuable partner to them. In 2020, no single funding source accounted for more than 10% of the funding for the loans originated through our platform.

We enter into trilateral agreements with each funding partner and credit enhancement partner that contain the principal terms governing funding arrangements and credit enhancement for the loans that we facilitate with them. These agreements will generally include provisions specifying the proportion of loans to be insured or guaranteed by the credit enhancement partner and the geographical scope of the collaboration, and some of them set out the rate of interest to be charged by the funding partner for the loans. They also provide that each party will perform its own credit assessment of the borrowers, that the funding partner will enter into the loan agreement with the borrower, and that the credit enhancement partner will reimburse the lending partner for each loan that is 80 days past due. Under these agreements, each party has the right to perform post loan services or delegate them to another party. Typically no party has the right to market anything to the customers other than the loan-related services that are covered by the agreement.

Banks

Under the bank funding model, a third-party bank lends directly to the borrower. We provide loan facilitation services for borrowers and facilitate borrowers to obtain loans from third-party banks.

We partnered with 47 banks in 2019 and 51 banks in 2020. These banks included national joint-stock banks, city commercial banks, rural commercial banks and others. The banks determine the creditworthiness of borrowers that we refer, though we help gather the information our bank partners need. Banks funded approximately 63.2% of the new loans we facilitated in 2019 and 63.3% of the new loans we facilitated in 2020. Among the new loans we facilitated that were funded by our bank funding partners in 2020, 46.7% of the funding was from national joint-stock banks, 35.7% of the funding was from city commercial banks, and 17.6% of the funding was from rural commercial banks and others. Maintaining stable and long-term relationships with banks is an important factor in sustainable funding.

Trusts

Under the trust model, a third-party trust company sets up a trust plan to which investors contribute funds through three major funding sources, including retail funding directed by private banks, institutional funding from banks, securities and insurance companies, and funding from open market issuance. We provide loan facilitation services for borrowers and facilitate borrowers to obtain loans from trusts. We perform credit assessments and match borrowers to the trust plans. In a small percentage of cases we also provide financing guarantee services in connection with the loans. The trust plans to which we contribute funds are fully consolidated on our balance sheet as consolidated trusts, as are some trust plans for which we act as the asset manager even when we do not contribute any funds. Since we normally use third-party credit enhancement when we do contribute funds, we are not exposed to credit risk for most of the trusts that we consolidate.

We partnered with three trust companies in 2019 and six trust companies in 2020. Trusts funded approximately 21.2% of the new loans we facilitated in 2019 and 35.1% of the new loans we facilitated in 2020. The loans funded by consolidated trusts appear on our balance sheet, and those funded by unconsolidated trusts do not. See “Item 5. Operating and Financial Review and Prospects —On– and Off–Balance Sheet Treatment of Loans and Risk Exposure.”

Microloan and Consumer Finance Subsidiaries

We have three microloan subsidiaries and a licensed consumer finance subsidiary that have made loans in a small number of cases from our own funds. Our microloan and consumer finance subsidiaries collectively funded 0.2% of the new loans we facilitated in 2019 and 1.6% of the new loans we facilitated in 2020. On November 2, 2020, the CBIRC, the People’s Bank of China and other regulatory authorities released a consultation draft of the Interim Measures for the Administration of Online Microloan Business, which states that a microloan company must obtain the official approval of the CBIRC to conduct an online micro lending businesses outside the province where it is registered. In response to this, we have ceased to use our microloan subsidiaries to fund new loans since December 2020. On the other hand, our consumer finance subsidiary began operation in June 2020 and funded 1.2% of the loans facilitated on our platform in 2020, and we expect that this will gradually increase going forward.

Peer-to-Peer Individual Investors

Historically, we also funded loans through individual investors on our peer-to-peer platform. Under this model, we sourced borrowers, sourced lenders and matched borrowers and lenders, facilitated applications by borrowers for loans online, and helped with the transfer of funds between lenders and borrowers. We also collected service fees from lenders for loan facilitation services. Peer-to-peer individual investors funded approximately 15.4% of the new loans we facilitated in 2019, but none of the new loans we facilitated in 2020. While we no longer facilitate new loans under this model since August 2019, we will continue to collect service fees and guarantee fees on outstanding loans as long as they remain outstanding. The last of these loans matures in 2022.

Credit Enhancement Arrangements and Risk Exposure

We arrange for credit enhancement, including insurance and guarantees, to protect the lenders of the loans we facilitate. We worked with ten credit enhancement partners in 2020, including six credit insurance companies and four guarantee companies. The proportion of loans facilitated that were insured or guaranteed by third parties was 94.1%, 95.6% and 88.8% of the outstanding balance as of December 31, 2018, 2019 and 2020, respectively. In response to regulatory changes in 2020, we have reduced the proportion of credit enhancement from third parties, encouraged lenders to bear more risk themselves and provided a larger proportion of credit enhancement ourselves than we previously had.

All of our credit enhancement partners, both insurance companies and financing guarantee companies, are regulated and inspected by the Chinese authorities and subject to detailed statutory and regulatory requirements. Insurance companies are regulated and inspected by the China Banking and Insurance Regulatory Commission, or the CBIRC. Pursuant to the relevant regulations and rules regarding insurance companies issued by the CBIRC, the minimum registered capital of an insurance company is no less than RMB200 million and must be fully paid up in cash. For insurance companies engaged in credit guarantee insurance, the core solvency adequacy ratio at the end of the last two quarters must be no less than 75%, and the comprehensive solvency adequacy ratio must be no less than 150%. We engage in a strict assessment process in selecting our credit enhancement partners. We assess whether an insurer has a license from the CBIRC to provide credit insurance on three-year retail credit, whether it is able to meet the CBIRC’s stringent requirements for solvency ratios, concentration risks, leverage ratios and liquidity stress tests under the Measures for Regulating the Credit Insurance and Guaranty Insurance issued by the CBIRC in May 2020, and whether it has the relevant experience, track record and reputation within the industry. Our insurers are required to publicly file their quarterly solvency reports with the CBIRC, and we review their public filings to verify that they remain in compliance with the relevant requirements. Financing guarantee companies are regulated and inspected by the financial authorities of the local provincial or municipal government. Pursuant to the relevant regulations and rules regarding financing guarantee companies, the minimum registered capital of a financing guarantee company is not less than RMB20 million and must be fully paid up in currency, and net assets must be no less than one-fifteenth of their total outstanding guaranteed amount.

The following table shows the outstanding balance of loans we facilitated by guarantee status as of the dates indicated.

	As of December 31,
	2018	2019	2020
	(%)
Guarantee Status
Insured or guaranteed by third parties	94.1	95.6	88.8
Not insured nor guaranteed by third parties	5.9	4.4	11.2
Credit risk borne by us	5.3	2.2	6.3
Credit risk borne by funding partners	0.6	2.2	4.9

Total	100.0	100.0	100.0

Insured or Guaranteed by Third Parties

We utilize third-party credit enhancement to limit credit risk exposure for funding parties through cooperation with insurance and guarantee companies. As of December 31, 2020, 88.8% of the outstanding balance of loans we facilitated are insured and guaranteed by third parties, and we do not bear any credit risk on them. Most importantly, we work together with Ping An P&C, which has provided credit enhancement on standard commercial arm’s-length terms for loans we facilitate. Ping An P&C insured 85.3% of the outstanding balance of loans we had facilitated as of December 31, 2020. No other credit enhancement partner insured or guaranteed more than 1.6% of the outstanding balance of loans we facilitated as of December 31, 2020. For loans we facilitate that are insured by Ping An P&C, we have entered into agreements with terms of three years with Ping An P&C and each of the funding partners. These third-party credit enhancement partners provide credit guarantee insurance or guarantees on the loans we facilitate and will repay the lenders if a loan becomes sufficiently delinquent. We are not aware of any instance where our credit enhancement partners have ever failed to fulfill their insurance or guarantee obligations. Our credit enhancement partners conduct their own evaluation of each borrower to determine whether they will provide insurance or guarantees while we help our partners collect the necessary information.

We have established a highly automated claims process with our funding and credit enhancement partners. Once a loan becomes delinquent for 80 days, a notice of claim will be automatically sent to the third party credit enhancement provider. In 2020, we were the funding source for only 1.6% of the new loans we facilitated, so normally this payment occurs without our participation and the timing of it does not affect our cash flow or cash position.

The table below shows the amount of claims submitted to credit enhancement partners for the loans consolidated on our balance sheet and the amount of claims reimbursed during each period. The discrepancies in amounts submitted and amounts reimbursed are mainly due to timing differences. When we make a claim, the credit enhancement provider will typically complete its review and make the payment to us within one business day.

	In the Year Ended December 31,
	2018	2019	2020
	(RMB millions)
Amount of claims submitted	1,813.9	805.1	1,938.8
Amount of claims reimbursed	1,817.2	801.3	1,940.1

Not Insured nor Guaranteed by Third Parties

As of December 31, 2020, 11.2% of the outstanding balance of loans we facilitated were not insured or guaranteed by third parties. As of December 31, 2020, we had credit risk exposure to 6.3% of the outstanding balance of loans we facilitated. We will adjust the amount of credit risk that we bear ourselves from time to time, in line with other leading platforms in the retail credit facilitation industry, consistent with our capital-light business model.

As of December 31, 2020, our funding partners had the credit risk exposure to the remaining 4.9% of the outstanding balance of loans we facilitated. We plan to introduce new models for credit enhancement to meet varying risk appetites among our funding partners, so that funding partners can choose the level of risk and return they prefer. Under these new models, we would bear up to 30% of the risk on the loans that we facilitate and we would encourage our funding partners to also bear more risk in lieu of relying on credit enhancement partners. We believe that the accuracy and effectiveness of our credit assessment and risk management will persuade more funding partners to accept more of the risk and more of the returns on the loans that we facilitate, rather than relying on credit enhancement partners.

Risk Management for Retail Credit Facilitation

Risk management is a core tenet of our management philosophy and permeates all of our operations. We have developed comprehensive risk management and internal control systems to address credit risk and operational risk that we face. We start with more than 7,000 predictive variables for each borrower and narrow down to 1,570 key variables that are used for our loan decisions, of which approximately 89% are credit and financial data.

Credit Risk Management

Credit risk is the risk that the borrowers of our loans default and do not repay, including due to a lack of intention to repay or a lack of ability to repay. This directly impacts us for the loans guaranteed by our subsidiaries.

We manage credit risk through anti-fraud assessment, credit assessment and loan servicing and collections. See “—Loan Underwriting and Collection.”

For the general unsecured loans we facilitate, G1 is the lowest risk, and G8 is the highest risk among qualified borrowers. The risk level is determined based on two primary considerations. The first is credit risk score, modeled using statistical techniques and based on the records of the Credit Reference Center of the People’s Bank of China and the borrower’s prior records such as repayment, delinquency and application histories. The other consideration takes into account the customer’s assets, such as residential property, vehicle and insurance policies. Borrowers with higher credit risk scores and better assets will be assigned a lower risk level.

The following table shows the percentage of new general unsecured loans and the DPD 30+ delinquency rate for general unsecured loans at each risk level in 2018, 2019 and 2020, excluding legacy products. We define the DPD 30+ delinquency rate as the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. This reflects a comprehensive picture of credit quality for all the loans we facilitate on a whole portfolio basis, not just the loans that are consolidated on our balance sheet.

	For the Year Ended December 31,			DPD 30+ Delinquency Rate
				As of December 31,	As of December 31,
	2018	2019	2020	2019	2020
G1	10.2	13.3	17.1	0.6	0.8
G2	18.2	23.0	23.6	0.7	1.4
G3	18.7	22.2	22.7	1.3	2.0

	For the Year Ended December 31,			DPD 30+ Delinquency Rate
				As of December 31,	As of December 31,
	2018	2019	2020	2019	2020
G4	28.1	19.7	19.4	2.2	2.6
G5	14.7	13.3	11.1	2.7	3.8
G6	6.4	7.2	5.3	3.4	5.2
G7	3.5	1.2	0.9	9.8	7.5
G8	0.1	0.1	0.0	11.4	12.2

Total	100.0	100.0	100.0	1.8	2.3

The following table shows the DPD 30+ delinquency rates for general unsecured loans and secured loans as of December 31, 2018, 2019 and 2020.

	As of December 31,
DPD 30+ Delinquency Rates by Type of Loan	2018	2019	2020
General unsecured loans	1.8	1.8	2.3
Secured loans	0.5	0.6	0.7

Total	1.5	1.6	2.0

The following table presents the DPD 30+ delinquency rates for general unsecured loans by APR as of December 31, 2018, 2019 and 2020.

	As of December 31,
DPD 30+ Delinquency Rates by APR	2018	2019	2020
Below 24%	0.6	0.7	0.4
24-30%	1.0	1.4	3.2
Above 30%	3.3	3.0	4.9

Total general unsecured loans	1.8	1.8	2.3

The following table presents the DPD 90+ delinquency rates for general unsecured loans and secured loans as of December 31, 2018, 2019 and 2020. We define the DPD 90+ delinquency rate as the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans. This reflects a comprehensive picture of credit quality for all the loans we facilitate on a whole portfolio basis, not just the loans that are consolidated on our balance sheet. In addition, when a loan becomes 80 days past due and the funding provider is reimbursed by a credit enhancement partner, we still treat the loan as overdue for purposes of the DPD 90+ calculation, since the loan has not been repaid by the borrower. The credit enhancement partner acquires the creditor rights after reimbursing the funding provider and we continue to provide post-loan services to the credit enhancement partner.

	As of December 31,
DPD 90+ Delinquency Rates by Type of Loan	2018	2019	2020
			(%)
General unsecured loans	1.0	1.0	1.3
Secured loans	0.3	0.3	0.4

Total	0.9	0.8	1.2

The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2020, on general unsecured loans that we have facilitated. DPD 90+ delinquency rates by vintage is defined as the total balance of outstanding principal of a vintage for which any payment is over 90 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal and without taking into account charge-offs), divided by the total initial principal in such vintage. Months on book, or MOB, is the number of complete calendar months that have elapsed since the calendar month in which the loan was originated, measured at the end of each calendar month.

The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2020 on secured loans that we have facilitated.

The borrowers are diversified by geography and industry. Excluding legacy loans, no city accounted for more than approximately 3.5% of the outstanding balance of loans as of December 31, 2020. The small businesses for whose owners we facilitate loans include businesses in the retail, wholesale, manufacturing, construction, and services sectors of the economy.

The following chart shows the flow rates for the general unsecured loans we have facilitated that became delinquent for 1 to 89 days. Flow rate is a forward-looking indicator that estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month.

The following chart shows the flow rates for the secured loans we have facilitated that became delinquent for 1 to 89 days.

Wealth Management

We provide wealth management services to middle class and affluent people in China under the Lufax brand. Our wealth management business connects investors with approximately 9,500 products from 436 third-party institutional financial product providers through our highly personalized services hub. As of December 31, 2020, we connect 14.9 million active investors with products supplied by 436 third-party product providers, including 102 asset management companies, 44 banks, 27 trust companies, 105 private investment fund management companies, 124 mutual fund companies, and 34 other product providers such as securities companies and insurance companies. With such a vast portfolio of products and product providers, we leverage technology and extensive data analytics to facilitate the right investments with the right investors at the right time. Our analytics are also predictive, seeking to anticipate investors’ real-time intentions and likely next steps, such as the propensity to purchase certain wealth management products, viewing the latest financial market information, or planning for portfolio rebalancing. Through our technology platform, we seamlessly connect investors to an end-to-end digital solution across the entire investment cycle. Dedicated account managers offer priority opportunity to purchase popular products and personalized consultations for complex products. In addition to personalized services facilitating the right products to specific investors, our end-to-end solution encompasses automated portfolio investment tools provided by our business partner, integrated smart accounts, portfolio tracking and statements, special risk alerts and high end investor services as well as overall risk management. Our end-to-end technology platform also integrates with our offline-to-online customer acquisition capabilities. We recently launched an end-to-end digital wealth management enablement solution to empower small and medium-size financial institutions.

We target Chinese middle class and affluent investors who have massive demand for wealth management services but are currently underserved by traditional financial institutions. They have significant investable funds but are not wealthy enough to qualify for private banking services at the traditional banks and they are dissatisfied with the basic and undifferentiated investment opportunities that are offered to them. They need a wide range of options to diversify their risks and achieve stable returns, but they also need assistance in selecting ones that are suitable for their investing goals, as well as the assurance that they are investing on a reputable platform.

We source our platform investors through Ping An ecosystem, direct online marketing and member referral channels, and through our experience, we have been able to optimize our acquisition focus and enhance cost efficiency. Our average client assets per active investor was RMB28,663 (US$4,393) as of December 31, 2020, and 75.5% of our total client assets were contributed by investors with client assets over RMB300,000 as of the same date.

Our services and risk management capabilities are critical in enabling us to provide personalized investment experiences and deliver products in a convenient and customized manner to our platform investors. We use big data technology and analytics to develop a risk management system comprised of proprietary KYC, KYP and matching systems. We match investor risk tolerance with product and portfolio risk profiles based on KYC and KYP ratings to ensure suitability of our offerings. Our risk matching capabilities serve as the foundation of our personalized services, including an integrated smart account, proprietary product selections, post-investment risk monitoring and real-time updates.

We operate a capital-light model where we source and facilitate distribution of third-party financial products and do not assume product risks or obligations to meet any implicit guarantee expectations. We are committed to reducing suitability-related risk by matching the right products to the right investors at the right time through our proprietary LuFlex system. Our operating efficiency is enhanced by our ever growing understanding of customers through more data, optimized acquisition channels and growing economies of scale.

We have begun to expand internationally to tap into the large pool of investable funds controlled by overseas Chinese. In September 2017, we began doing business in Singapore. In September 2019, we began to develop an online wealth management platform for investors in Hong Kong as well. With a presence in both Singapore and Hong Kong, we believe we can effectively target a large proportion of the overseas Chinese investors in the region.

We have been successful in attracting a large and fast growing base of active investors. We had 11.2 million, 12.5 million and 14.9 million active investors as of December 31, 2018, 2019 and 2020, respectively. We define active investors as investors who have made at least one investment through our wealth management platform or have had client assets with us above zero in the past twelve months. Our total wealth management client assets were RMB369.4 billion, RMB346.9 billion and RMB426.6 billion (US$23.0 billion) as of December 31, 2018, 2019 and 2020, respectively. Excluding legacy products, our total wealth management client assets were RMB182.5 billion, RMB243.6 billion and RMB407.2 billion (US$67.2 billion) as of December 31, 2018, 2019 and 2020, respectively.

Meanwhile, our broad spectrum of investment products, technology-driven investment service and premier investment experience have enabled us to maintain high investor stickiness and service our customers’ full life span investment demands. The average number of investment products held per investor was 6.6 for investors with client assets between RMB300,001 and RMB1,000,000, and 11.0 for investors with client assets above RMB1,000,000 as of December 31, 2020. We believe that high investor stickiness to our platform will contribute to an expansion in unit economics and help maximize our investors’ lifetime value to us.

Our Platform Investors

We serve the Chinese middle class and affluent investors with ample investable assets, whose investment demand is not sufficiently addressed by the traditional wealth management industry in China. Our platform investors average 38 years of age, and approximately 54% are female. We have a large and growing investor base, and a large proportion of our total client assets come from those investors who invest with us on a larger scale. Our active investors have been registered on our platform for an average of more than three and a half years.

The table below presents information about our platform investors and client assets as of the dates indicated.

	As of December 31,
	2018	2019		2020
			YOY%		YOY%
Number of registered users (millions)	40.4	44.0	8.9	46.2	4.9
Number of active investors (millions)	11.2	12.5	11.6	14.9	19.0
Total client assets (RMB billions)	369.4	346.9	(6.1)	426.6	23.0
Current products (RMB billions)	182.5	243.6	33.5	407.2	67.2
Legacy products (RMB billions)	186.9	103.3	(44.7)	19.4	(81.3)
Average client assets in total products per active investor (RMB)	33,067	27,743	(16.1)	28,663	3.3
Average client assets in current products per active investor (RMB)	16,637	19,774	18.9	27,671	39.9
Contribution of client assets from active investors with client assets over RMB300,000 (%)	73.2	73.1		75.5

Note:	The two columns marked “YOY%” show the percentage increase or decrease in the absolute numbers compared to the corresponding numbers from one year earlier.

We target investors with higher investable assets. As shown above, our platform investors with client assets over RMB300,000 contributed 73.2%, 73.1% and 75.5 % of total client assets on our platform as of December 31, 2018, 2019 and 2020, respectively. In addition to investing more on the platform, our higher end investors are also active and hold a broader set of products. Almost all of our platform investors with client assets greater than RMB300,000 have opened an integrated smart account as of December 31, 2020.

The table below shows the breakdown of our total client assets by investor category as of the dates indicated, excluding legacy products.

	As of December 31,
	2018		2019		2020
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Total Client Assets for Current Products
Up to RMB100,000	23.6	13.0	22.8	9.4	21.1	5.2
RMB100,001 to RMB300,000	39.5	21.6	47.9	19.7	50.0	12.3
RMB300,001 to RMB1,000,000	47.6	26.1	69.8	28.7	95.7	23.5
RMB1,000,001 or more	66.8	36.6	96.2	39.5	210.5	51.7
Others(1)	5.0	2.7	6.8	2.8	29.9	7.4

Total	182.5	100.0	243.6	100.0	407.2	100.0

(1)	Others includes stocks and recent cooperation with third parties where detailed breakdowns of average customer client assets is not yet available to us.

The table below shows the average client assets in current products categorized by investor client assets in total products, including both current and legacy products, as of the dates indicated.

	As of December 31,
	2018	2019	2020
		(RMB)
Average Client Assets in Current Products per Active Investor
Up to RMB100,000	2,294	1,944	1,488
RMB100,001 to RMB300,000	105,035	140,317	167,404
RMB300,001 to RMB1,000,000	224,128	362,274	510,520
RMB1,000,001 or more	912,243	1,468,741	2,693,993
Average client assets in current products per active investor	16,637	19,774	27,671

The table below shows the average number of products held categorized by investor client assets in total products as of the dates indicated, excluding investors who only hold legacy products.

	As of December 31,
	2018	2019	2020
Average Number of Products Held per Active Investor
Up to RMB100,000	1.4	1.3	1.2
RMB100,001 to RMB300,000	3.5	3.8	4.0
RMB300,001 to RMB1,000,000	4.6	5.8	6.6
RMB1,000,001 or more	5.8	8.5	11.0
Average number of products held	1.7	1.6	1.5

Many of our platform investors are qualified investors as defined by Chinese regulations. We offer a broad suite of product selections catering to the needs of qualified investors and are able to facilitate suitable products to them. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Wealth Management Business”.

Although we primarily target the middle class and affluent, we also focus on growing the overall scale of our investor base. We believe that investors in the lower categories of average client assets have the potential to increase their client assets invested on our platform over time and generate greater value in the future.

We have attracted investors with diversified demographics, age and gender. Our platform investors have a variety of investment purposes, including preservation of wealth, stable growth and higher returns. The table below shows the top 10 provinces where our platform investors are located in by total client assets as of December 31, 2020.

	Total Client Assets	Active Investors	Average Client Assets per Active Investor
Province	(RMB billions)	(thousands)	(RMB)
Guangdong	56.6	1,783	31,744
Shanghai	42.8	680	62,941
Jiangsu	33.1	1,079	30,677
Beijing	32.8	820	40,000
Zhejiang	32.3	585	55,214
Shandong	23.2	1,184	19,595
Liaoning	21.3	609	34,975
Heilongjiang	14.8	503	29,423
Fujian	13.1	412	31,796
Hubei	12.9	648	19,907
Other	143.7	6,579	21,836

Total	426.6	14,882	28,663

Products and Product Partners

We facilitated the offering of 9,515 products on our platform as of December 31, 2020, including 2,943 asset management plans, 326 bank products, 5,197 mutual fund products, 193 private investment fund products and 691 trust products, among others.

Given the recent changes in regulatory landscape, we have experienced major shifts in our product mix since 2017. In response to regulatory changes affecting the entire industry, we stopped the facilitation of offering B2C products in the second half of 2017 and peer-to-peer products in August 2019. We focus on proactively expanding our current product offerings. Client assets invested in our current products have grown from RMB182.5 billion as of December 31, 2018 to RMB243.6 billion as of December 31, 2019, and to RMB407.2 billion (US$62.4 billion) as of December 31, 2020. In line with the industry-wide shift from fixed-return products towards net asset value-based products, the percentage of client assets invested in net asset value-based products was 9.8%, 12.3% and 15.9% as of December 31, 2018, 2019 and 2020, respectively.

We have been able to help our platform investors navigate these major shifts while maintaining positive returns and staying loyal to our platform. We have generally been successful in retaining active investors from year to year. Our retention rate, which we define as the percentage of the active investors as of one year earlier who were still active investors at the end of that year, has shown steady improvement at 91.0% as of December 31, 2018, 93.3% as of December 31, 2019, and 96.8% as of December 31, 2020.

The table below shows the client assets for each product category as of the dates indicated. As we have discontinued our facilitation of legacy products, we have focused on retaining our platform investors by offering an increasing number and selection of additional investment products.

	As of December 31,
	2018		2019		2020
	(RMB billions)	(% of total)	(RMB billions)	(% of total)	(RMB billions)		(% of total)
Client Assets by Product Category
Asset management plans	85.2	23.1	94.2	27.2	95.3		22.3
Bank products	6.8	1.8	49.2	14.2	177.1	(1)	41.5
Private investment funds	19.3	5.2	26.4	7.6	26.3		6.2
Mutual funds, excluding money market funds	16.9	4.6	22.6	6.5	30.3		7.1
Money market funds	38.9	10.5	18.1	5.2	22.8		5.3
Trust products	0.6	0.2	16.0	4.6	36.8		8.6
Others(2)	14.7	4.0	17.0	4.9	18.5		4.3

Total of Current Products	182.5	49.4	243.6	70.2	407.2		95.5
Legacy Products	186.9	50.6	103.3	29.8	19.4		4.5

Total of All Products	369.4	100.0	346.9	100.0	426.6		100.0

(1)	Bank products include online deposit products, Ping An Bank flagship store products within the Lufax App and wealth management products from subsidiaries of commercial banks.
(2)	Others includes stocks, insurance products and cash balance in accounts.

Our full-suite product offerings are supported by strong product sourcing capabilities. As of December 31, 2020, we have relationships with 436 third-party product providers, including 44 banks, 27 trust companies, 124 mutual fund companies, 105 private investment fund management companies, 102 asset management companies, and 34 others such as securities companies and insurance companies.

We require our investment product providers to maintain the requisite licenses to issue their products in compliance with relevant regulations to our platform investors.

Most of our current wealth management products generate fees in proportion to the client asset balance. For 2020, 38% of our wealth management transaction and service fees were collected from platform investors, and the other 62% were collected from asset providers. The annualized take rate for current wealth management products and services on our platform, which represents our total wealth management transaction and service fees for current products divided by our average current product client assets, was 26.4, 21.5 and 31.4 basis points in 2018, 2019, and 2020, respectively.

Asset Management Plans

Asset management plans include a variety of products issued by securities companies and pension insurance companies. As of December 31, 2020, we facilitated the offering of 2,943 asset management plan products from 102 suppliers. Total client assets held in asset management plan products were RMB85.2 billion, RMB94.2 billion and RMB95.3 billion (US$14.6 billion) as of December 31, 2018, 2019 and 2020, respectively. Asset management plans have minimum investment thresholds between RMB1,000 and RMB1,000,000.

Bank Products

Bank products grew rapidly in popularity on our platform between 2018 and 2020. Total client assets held in bank products were approximately RMB6.8 billion, RMB49.2 billion and RMB177.1 billion (US$27.1 billion) as of December 31, 2018, 2019 and 2020, respectively. In response to regulatory changes, we ceased to facilitate the bank deposit products provided by our bank partners in December 2020, but we continue to help our bank partners to distribute other bank wealth management products. As of December 31, 2020, we helped 44 banks to distribute 203 bank products.

Private Investment Funds

We facilitate the distribution of private investment fund products, including securities investment funds, private equity and venture capital funds and others. Securities investment funds are private funds and funds of funds that invest in public securities or in asset management plans that invest in such public securities. Private equity and venture capital fund products include private equity funds, venture capital funds and funds of funds that invest in equity securities acquired outside of public trading markets or asset management plans that invest in such equity securities. As of December 31, 2020, we facilitated the offering of 193 private investment fund products from 105 suppliers. Total client assets held in private investment fund products were RMB19.3 billion, RMB26.4 billion and RMB26.3 billion (US$4.0 billion) as of December 31, 2018, 2019 and 2020, respectively. The following table shows the breakdown of client assets in private investment funds by fund type as of the dates indicated.

	As of December 31,
	2018		2019		2020
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Client Assets by Category
Securities investment	13.4	69.4	21.0	79.5	20.5	77.9
Private equity and venture capital	5.9	30.6	5.4	20.5	5.8	22.1

Total Private Investment Funds	19.3	100.0	26.4	100.0	26.3	100.0

Private investment funds are sold to qualified investors and have a minimum investment threshold of RMB1,000,000.

Mutual Funds

We facilitate the distribution of mutual fund products, including a variety of money market, hybrid, fixed income, equity and other funds that are publicly available to all investors. As of December 31, 2020, we facilitated the offering of 5,197 mutual fund products from 124 suppliers. Total client assets held in mutual fund products were RMB55.9 billion, RMB40.7 billion and RMB53.2 billion (US$8.1 billion) as of December 31, 2018, 2019 and 2020, respectively. As the following table shows, the distribution of client assets between different types of mutual funds became considerably more diverse in 2019 and 2020. The client assets of money market funds decreased from December 31, 2018 to December 31, 2020 as our platform investors diversified their assets into more sophisticated products offered on our platform.

	As of December 31,
	2018		2019		2020
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Client Assets by Mutual Fund Type
Money market funds	38.9	69.7	18.1	44.5	22.8	42.9
Hybrid funds	7.1	12.6	10.0	24.6	17.6	33.1
Fixed income funds	7.2	12.8	9.6	23.5	7.2	13.5
Equity funds	1.6	2.9	2.9	7.0	5.0	9.4
Other	1.1	1.9	0.1	0.4	0.4	0.8

Total Mutual Funds	55.9	100.0	40.7	100.0	53.2	100.0

The majority of client assets held in money market fund products are linked to automatic investments made by our integrated smart account using idle investor funds it holds. See “—Integrated Account”.

Trust Products

We help our trust company partners to distribute their products by providing information technology services. The duration of the trust plan may be six months, one year, two years, or longer. As of December 31, 2020, we helped 27 suppliers to distribute 691 trust products. The minimum ticket size is typically RMB1,000,000, though trusts with standard bond products may have a minimum ticket size as low as RMB300,000. Total client assets held in trusts were RMB0.6 billion, RMB16.0 billion and RMB36.8 billion (US$5.6 billion) as of December 31, 2018, 2019 and 2020, respectively.

Others

We also facilitate the distribution of a wide variety of other products, including stocks and insurance products. As of December 31, 2020, we facilitated the offering of 165 other products from 34 suppliers. The cash balance in accounts is also included here in the category of “others.” Total client assets held in other products were RMB14.7 billion, RMB17.0 billion and RMB18.5 billion (US$2.8 billion) as of December 31, 2018, 2019 and 2020, respectively. The following table shows the breakdown of client assets in other products by product type as of the dates indicated.

	As of December 31,
	2018		2019		2020
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Client Assets by Category
Stocks	3.6	24.5	5.2	30.7	7.4	40.0
Insurance products	2.6	17.6	3.2	19.0	4.7	25.4
Cash balance in accounts	8.5	57.9	8.5	50.3	6.3	34.1

Total Others	14.7	100.0	17.0	100.0	18.5	100.0

Legacy Products

We stopped facilitating the offer of B2C products in the second half of 2017 and peer-to-peer products in August 2019, primarily due to changes in strategy and regulatory requirements. For a further description of the changes in regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Online Lending Information Intermediary Services”. Since peer-to-peer products have a tenor of up to 36 months, the last of the legacy products will have run off of our platform by 2022.

As legacy products have matured or been redeemed, we have endeavored to retain the investors and shift the client assets to our current product categories by leveraging our diversified product offering, our matching capabilities and our personalized investment services. As of December 31, 2019, legacy products as a percentage of total client assets had fallen to 29.8%, and by December 31, 2020, they had fallen to 4.5%.

Platform Investor Acquisition

We acquire our platform investors through three channels: Ping An ecosystem, online direct marketing and member referral channel.

The following table shows total client assets by channel, excluding legacy products:

	As of December 31,
	2018		2019		2020
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Total Client Assets by Channel
Ping An ecosystem	77.4	43.5	102.4	43.2	186.5	49.4
Online direct marketing	69.4	39.0	90.8	38.3	134.7	35.7
Member referral	31.1	17.5	43.6	18.4	56.1	14.9

Total	177.8	100.0	236.9	100.0	377.3	100.0

Note: Excludes “others”.

The following table shows active investors by channel, excluding investors who only held legacy products:

	As of December 31,
	2018		2019		2020
	(millions)	(%)	(millions)	(%)	(millions)	(%)
Active Investors by Channel
Ping An ecosystem	3.2	28.8	4.3	34.9	4.6	31.3
Online direct marketing	3.6	32.7	3.8	30.9	5.4	36.7
Member referral	4.2	38.2	4.2	33.8	4.7	32.0

Total	11.0	100.0	12.3	100.0	14.7	100.0

Note: Excludes “others”.

The following table shows average client assets per active investor by channel, excluding legacy products and investors who only held legacy products:

	As of December 31,
	2018	2019	2020
	(RMB)
Average Client Assets per Active Investor
Ping An ecosystem	24,455	23,800	40,158
Online direct marketing	19,183	23,611	25,175
Member referral	7,416	10,467	11,879

Our diversified investor acquisition channels and our ability to refine them through our operating experience have enabled us to source investors in an effective and efficient way.

Ping An Ecosystem

We leverage the Ping An ecosystem to source high quality investors. We pay referral fees to members of the Ping An ecosystem upfront on each purchase of products displayed on our platform by investors they referred. Investors sourced through the Ping An ecosystem typically invest more with our platform with average client assets per investor, excluding legacy products and investors who only held legacy products and excluding others, of RMB40,158 (US$6,154) as of December 31, 2020. The synergy between our products and complementary product offerings within the Ping An ecosystem has enhanced customer loyalty for all parties.

Online Direct Marketing

Our online direct marketing reaches our targeted investors directly through online advertisements. For example, we advertise through search engines, mobile app stores, and direct links from websites of many companies in Ping An Group. We continually monitor the effectiveness of our online channels to identify the most cost efficient advertising channels and manage them efficiently.

Member Referral

Our platform investors are willing to refer their friends and family to our platform due to our ability to serve their investment demands and to develop deep relationships with them. Through our analysis of big data, we are able to identify our platform investors with affluent friends and family and we incentivize them to recommend our wealth management platform by offering them investment vouchers.

Investor Experience and Personalized Services

We offer our platform investors a seamless and customized investing experience, and we continuously improve the investing experience through technology. We widely use AI-based robots to optimize customer services. For 2020, 88% of the inbound enquiries from investors were handled by our chatbot. We also rolled out drop-off chatbot where our AI robot will imitate outbound enquiry directly to solve the problem the investors may encounter during the investing experience. As a result, our investing completion rate, defined as the percentage of investors completing an investment among the investors browsing the product pages, improved by 18% from 2019 to 2020.

Our effective engagement and interaction with our platform investors leads to higher customer stickiness and retention. For 2020, the average number of visits on our platform per month per investor was approximately 20 visits for investors with client assets of RMB300,001 to RMB1,000,000, and approximately 35 visits for investors with client assets above RMB1,000,000. Our retention rate, which we define as the percentage of the active investors as of one year earlier who were still active investors at the end of that year, was 91.0% as of December 31, 2018, 93.3% as of December 31, 2019 and 96.8% as of December 31, 2020.

We offer the following services to make investing through our platform easier and more personalized.

LuFlex

LuFlex is a digitalized marketing and operation system that leverages our vast data, AI algorithms and proprietary technologies to facilitate the right product to the right customer at the right time, using the right form of contact.

Based on the vast amount of data that we have accumulated in close to a decade of operations, we have developed four categories of tags, namely, KYC (know your customer), KYP (know your product), content, and promotion. The massive data is then screened and categorized under the four tags. We have embedded an array of KYI (know your intention) models in LuFlex to analyze and ascertain a customer’s real-time intention and possible next-step action, such as the propensity to purchase certain wealth management products, viewing the latest financial market information, or planning for his or her portfolio.

We utilize multiple proprietary tools to better serve the investors’ individualized needs and assist them along their investment journey. This starts with the offline-to-online customer acquisition process, where LuFlex assists the direct marketer or channel partner with an outbound call robot and targeted marketing tools. During the investor onboarding process, LuFlex provides multi-dimensional user profiling to support KYC. During the browsing and product selection process, LuFlex provides the intelligent product matching engine that enables investors to find the products that best suit them, based on a combination of our KYC and KYP ratings and our KYI models. The intelligent product matching engine provides customers with personalized content and interface that match their purchasing habits and portfolio, in the form of different product layouts and tailored search results. Portfolio investment services help investors achieve and maintain the desired balance of risk and diversification on a portfolio level. “Smart robots” are applied in more than 2,000 scenarios and are capable of intent identification, sentiment analysis, multi-round dialog, and semantic error correction. LuFlex operates the automated operating platform that allows investors to manage their portfolios quickly and efficiently after making investments. It also pushes content to them in real time, including special risk alerts relating to their portfolio. Finally, LuFlex supports real-time customer services based on our proprietary customer retention models. Our customer services robot can use app push notifications, Weixin messages and text messages to interact with our customers, and a special relationship management tool facilitates communications between our customers and our customer service personnel.

In all, LuFlex plays an important role in our efforts to provide moment-to-moment personalized services to our customers and helps attract and retain customers.

Lufax APP

Our Lufax APP provides a one-stop technology-enabled platform for our customers.

Personalized offer / content: Investors have the option either to choose the products identified by the robot or actively select the products they prefer. For the former, our platform can generate experience-based precise product recommendations matching the investor’s profile based on sophisticated KYC, KYP and KYI processes and on the individual investors’ risk appetite. For the latter, our platform shows a product mapping that demonstrates all the major products offered on the app across risks, returns and tenors so that investors themselves can choose. Throughout the whole process, investors are given fully transparent product disclosure, an easy interface for viewing historical performance, and a one-click procedure for making an investment. Every step, every click, every view is recorded by blockchain to ensure a monitored investment process.

Active market intelligence and user generated content interactions: Investors can get access to the latest market information and intelligence real time. They can also interact with others in the community through user generated comment including guidance and comments on investments.

Automated Portfolio Investment Tools

To help our platform investors develop diversified investing and to provide a personalized investment experience, our platform supports automated portfolio investment tools which construct tailored portfolios of products based on KYP and KYC ratings. Portfolio options are designed to accommodate different investment time horizons using a diversified set of products to optimize expected returns. Based on a broad set of product offerings on our platform and assisted by our automated investment and redemption features, these tools enable investors to diversify their investment strategies with one click. The automated portfolio investment tools facilitated RMB12.1 billion, RMB31.4 billion and RMB48.1 billion (US$7.4 billion) in transactions in 2018, 2019, and 2020, respectively. As of December 31, 2020, these tools cumulatively facilitated RMB92.5 billion (US$14.2 billion) in transactions through portfolio investments. Total client assets invested through the automated portfolio investment tools were RMB6.9 billion, RMB16.4 billion and RMB14.5 billion (US$2.2 billion) as of December 31, 2018, 2019 and 2020, respectively. We believe these tools set the foundation for more personalized and convenient investor services and will help us capture a larger investor wallet share in the future. As of December 31, 2020, we facilitated the offering of 24 automated portfolios on our platform, with the average client assets invested in automated portfolios reached RMB70,306 (US$10,775), higher than the average client assets of investors who invested directly in non-money-market mutual fund products of RMB41,852 (US$6,414). Our platform investors tend to have a longer holding time for automated portfolio investments, with an average holding time of 198 days for past investors, compared to 129 days average holding time for past investors who invested in individual non-money-market mutual fund products. The average annualized take rate for mutual fund investors who invested in automated portfolios was 60 basis points as of December 31, 2020, higher than the average annualized rate of 47 basis points for those who did not invest in automated portfolios.

Wealth Overview and AI Robotic Relationship Management

Investors can have a holistic picture of their personal balance sheet and historical return from investment through the “My Account” section of the Lufax App. This is also where investors can choose to interact with “AskBob” AI robot customer representatives to enjoy consistent online and in-person recommendation.

Additional Services to High End Investors

We have differentiated services for different investors. We offer additional services to high end investors, including investors with client assets over RMB1,000,000, to deepen our relationship with them and provide them with an incentive to increase the assets they invest through us. These investors enjoy a number of benefits not typically given to other retail investors, including preferred access to popular products or products with limited supply, access to dedicated online investor relationship managers with extensive knowledge and financial expertise and access to investment-related content. Compared to our other investors, our high end investors purchase a broader range of products and are more likely to have opened an integrated smart account with us.

Portfolio Tracking and Statements

We provide portfolio tracking and statement services that enable investors to view the status of all of their investments in one place. Our product partners continually feed us information on products of theirs whose sales we have facilitated on our platform. By purchasing through our platform, investors can track the overall performance of their investments, monitor their overall risk posture, and rebalance or refine their asset allocation despite having products from many different product partners originating from disparate platforms.

Special Risk Alerts

We alert investors about product risk based on big data analysis of both company specific data and broad market trends. An alert via phone will be sent to investors who are investing in relative risky products for the first time. Investors will also receive an alert from us at the time they make an investment if their investments are heavily concentrated in a single asset category or product.

Risk Management for Wealth Management

There are five elements in our risk management framework: KYC, KYP, risk matching, investor education and information disclosure.

Know Your Customer (KYC)

We believe an accurate understanding of investor risk tolerance is the foundation for facilitating suitable products to investors. In addition to our partners’ own KYC procedures, to better understand our platform investors’ risk tolerance, we as a platform have also developed proprietary data-driven KYC models to supplement traditional investor questionnaires. Combining the output of these models with the responses to our questionnaires, we assign each investor a risk rating ranging from C1 to C5, with C1 being the most risk-averse and C5 being the least so. Each investor is given opportunities three times per year to update their risk rating by recompleting the questionnaire or requesting a re-evaluation to reflect the change of their status. We also monitor and periodically update our platform investors’ risk rating through our analysis of investment behavior data. The following graph shows the distribution of the number of platform investors and client assets per platform investor by KYC risk rating as of December 31, 2020, including legacy products but excluding others.

	Active Clients	Client Assets(1)
	(millions)	(RMB billions)	(% of total)
Client Numbers by Risk Tolerance
C1 and unrated	9.3	27.9	7.0
C2	3.0	92.4	23.3
C3	1.7	114.9	29.0
C4	0.7	87.8	22.1
C5	0.2	73.7	18.6

Total	14.9	396.6	100.0

(1)	Excludes others

Our platform investors with higher risk ratings tend to have higher investableassets, as evidenced by higher average client assets per investor for C5 investors than C1 investors.

Know Your Product (KYP)

Our KYP system is a comprehensive, intelligent and data driven system which covers full product offerings and life cycles.

Risk Policies. We implement risk policies to ensure all departments comply with our risk management framework by setting clear rules, approval requirements and limits regarding our investment product providers, underlying assets, and asset classes.

Risk Ratings. We have built models to assign risk ratings to both investment products and their providers by considering variables such as the scale of assets under management, historical returns of assets managed, Sharp ratios, macroeconomic outlooks, product structure, investment strategy and ratings by third-party rating agencies. The risk ratings on our products range from R1 to R5, with R1 being the least risky and R5 being the most risky. These ratings will be disclosed to investors and used for investor assessment and product pricing. The following table shows the distribution of client assets by KYP risk rating as of December 31, 2020:

Client Assets by Risk Ratings	Client Assets
	(RMB billions)	(% of total)
R1	102.7	24.1
R2	97.3	22.8
R3	30.3	7.1
R4	16.7	3.9
R5	5.5	1.3
Trust products(1)	36.0	8.4
Unrated(2)	138.0	32.4

Total	426.6	100.0

(1)	Certain trust products have a separate system of risk ratings with seven levels
(2)	Unrated products are primarily cash balance in accounts and stocks

Risk Monitoring. Our risk monitoring system tracks financial and non-financial metrics throughout the life of the investment product. If any risks are detected, it will alert our risk management team to conduct further due diligence, which will be reflected in the risk rating of the product and disclosed to investors.

Risk Matching

Building upon our capability to accurately assess investors and products through our KYC and KYP systems, we have established an effective algorithm that automatically assesses investor risk tolerance and product ratings to ensure that proper products and portfolios are offered to suitable investors. Enabled by an automated risk-matching algorithm, the process guides and limits investors to invest in products or portfolios with comparable or lower risk ratings.

Our matching rules vary among products. For certain fixed-income products, investors can invest in products (i) with a risk rating up to their own risk rating and (ii) with risk ratings one level higher than their own if they confirm a risk alert. For example, a C2 investor can invest in products rated R1 or R2. The investor would be asked to confirm the pop-up risk alert for investing in products rated R3 and they would be restricted from investing in products rated R4 or R5. For other products offered on our platform, investors can invest provided they confirm a risk alert for any product with higher risk ratings than their own.

The contacts with customers are recorded and saved using blockchain technology and retained for use in suitability management. There is a permanent record to show that the investor has received and viewed the disclosure, acknowledged the risks in the investment, and affirmatively chosen to make the investment.

Information Disclosure

We believe that information disclosure is critical for investors to make a well informed investment. We disclose the relevant KYP ratings to investors using a star system to show the relative risk level of a product. Based on information gathered through our KYP process, we will continuously update our ratings and disclose any material information or changes regarding the underlying assets.

Investor Education

We provide online investor education through easy-to-understand quizzes, learning games and investment scenario studies. Supported by technology, we make investment education more personalized, interesting and entertaining, and help investors grow their understanding of financial products and improve their investment capabilities.

Integrated Account

The integrated account serves as a single interface for all borrowers and investors on the platform. Within our apps, it provides customers with a single view of their transactions, interest payments, product holdings, investment performance, and analytics, to help them judge the performance and diversification of their investments.

The transactional elements of the integrated account are founded on two types of underlying accounts: a money market fund and a type II bank account. All customers bind an existing bank account to one or both of these accounts when purchasing products and services via our platform. The entire account binding and opening process takes just several minutes with anti-money laundering and anti-fraud models running in parallel. The account opening process also leverages facial and voice recognition technology to verify customer identities and utilizes this data for ongoing services on the platform.

Once the account is established, customers can select a number of automated functions to gain convenience in their financial management. These include setting automated monthly deductions from their payroll account to execute investments on the platform, enabling sweep functions so that idle funds always earn a return, setting automatic deductions to repay loans, establishing monthly investment programs to execute mutual fund purchases, and setting instructions to make monthly credit card, mortgage, and utilities payments. Customers can also set instructions to reserve for limited availability products and determine alerts they would like to receive when products hit certain performance triggers. Customer behavior within the integrated account feeds into our overall understanding of customers’ financial objectives and likely future intent.

The integrated account is a key feature page on the wealth management app. In addition to its transactional elements, the integrated account page is a key portal to stream AI-enabled product selections and value added services to investors. Through this portal, investors can review their KYC status, and understand how their asset allocation compares to model allocations and peers with similar profiles. Analysis, supported by AI chat bots, is provided on potential investment concentration risks and suggestions are offered on how to better achieve diversification and balance relative risk and return across asset classes. Also within this page are functions to review platform membership status and manage loyalty benefits that customers accumulate. More than half of product investments were initiated from the integrated account app page in 2020. In 2020, we achieved 96.8% retention of wealth management investors, where the integrated account played an important role in driving on-going customer engagement.

We are working to provide customers with additional functionality to aggregate information for investment holdings held across financial institution partners connected to the platform. For example, additional efforts are being initiated for customers to create a convenient on-line repository for their housing certificates, insurance policies, tax status, and medical information, among other things. With customer consent, this repository will enable the platform to provide new smart tools and peer group comparisons to generate recommendations for long-term household financial planning. The goal of the integrated account is to cover both financial and life stage needs to better tailor recommendations, create greater customer value, and deepen the frequency and quality of customer relationships.

Our Technology

Our proprietary end-to-end system covers the entire aspects of our operation and enables us to strengthen our product sourcing and facilitation capabilities, streamline our loan facilitation process, optimize customer experience and achieve economies of scale and operational efficiency. Designed for scalability and flexibility, our end-to-end system handles massive volumes of data required to evaluate a large number of customers, product providers and products profiles, facilitate loan transactions, facilitate to investors products that meet their needs, and monitor fund transfers, investment results and repayment activities. For example, we deploy biometric identification, natural language processing, and optical character recognition to eliminate some of the more onerous loan application procedures and simplify the process for borrowers to provide loan documentation.

Many of the advanced technologies that we use, such as facial and voice recognition technology for verifying customer identities, AI and machine learning algorithms, and the application of blockchain to suitability management, have been licensed from Ping An Group and OneConnect. We train these technologies using our own data and business scenarios to create our own proprietary applied technologies unique to our retail credit facilitation and online wealth management businesses.

Artificial Intelligence

Faster processor speeds, lower hardware costs, increasing sophisticated algorithms and the accumulation of high quality data have enabled us to adopt AI in more and more fields across our business. AI has helped us to reduce costs by increasing productivity and making decisions based on information that is too complex for a human to process. Our technology possesses leading artificial neural networks and by processing more examples from our over 15 years of through-cycle proprietary data, our neural network system evolves better and better over time. As a result we developed a deep learning model that could enable algorithms to powerfully analyze unstructured data for faster and cheaper credit scoring and quality loan assessments, precise marketing, custom-built intelligent customer service bots, pioneering regulatory compliance and various other business areas. Intelligent algorithms are able to spot anomalies and fraudulent information in a matter of seconds. The more we apply AI the more new use cases we find for it.

One of the key technologies here is natural language processing, which improves decision-making by analyzing large volumes of text and identifying key considerations affecting actions. For example, an ongoing AI-powered dialog in our underwriting process leads to a more comprehensive understanding of the applicant. Using an algorithmic approach, we apply data analysis to provide credit scores for individuals with “thin” credit files, using alternative data sources to review loan applications. Leveraging such technologies allows for faster and cheaper credit scoring and ultimately makes quality loan assessments accessible to a larger number of people.

Another AI use case is our custom-built intelligent customer service bots and systems, used to streamline large parts of tedious customer service process. These automatically follow up on customer application break-points and rout the applicant to the right department within our company.

In the second half of 2020, we also introduced our latest pioneering regulatory technology, which focuses on making regulatory compliance more efficient and native to our core processes. The system uses natural language processing to cope with new regulations. To comply with these regulations, we apply AI-powered data analysis to build integrated risk and reporting systems. AI helps tackle regulatory quality issues, increasing the value of data to the authorities.

Data Science

Data technology is extensively used in the entire aspects of our operations, including KYC, KYP, anti-fraud and credit assessment, targeted marketing, product design and customer experience. We have invested significant resources in building up a petabyte-scale data platform, which covers a wide range of information pertinent to a customer’s profile and creditworthiness from a holistic perspective, particularly financial data that are more indicative of our customer’s financial strength and creditworthiness. We have accumulated over 15 years of through-cycle credit data, supplemented by access to Ping An ecosystem analytics and insights and access to enterprise data through external data providers, and our data-mining capabilities enable us to convert the originally unstructured data into structured data using deep learning and artificial intelligence techniques.

For example, through the application of deep learning and big data analytics, our platform supports automated portfolio investment tools that construct tailored investment portfolio options that match investors’ risk appetites and can achieve higher investment return through diversification and automated investments. Based on our platform investors’ investment behavior data, we also facilitate the offering of personalized investment products and services using automated algorithms and analytics, which significantly improve the conversion rate of our marketing activities. In addition, our data-driven anti-fraud model enable us to identify and screen out organized fraud attempts through graphic computation and machine learning algorithms. Furthermore, we have developed an AI-driven customer services information message system, which allows us to migrate our customer services from traditional telephone model to online interactive model and answer over 90% of our customers’ questions by machine, improving our operational efficiencies and customer experiences.

Blockchain

Blockchain is an open, distributed ledger that stores transaction data in a verifiable and immutable way, enabling parties to conduct business with each other on a single, unified system. We use our blockchain technology, built using the Ping An ecosystem’s FiMAX architecture, to accomplish suitability management and transparent disclosure as well as to record interactions with investors on our platform to ensure full traceability in case of complaints or disputes. The FiMAX architecture supports enterprise-grade blockchain development in addressing the challenges that arise using different parties’ encrypted data in ways that maintain the integrity of each user’s encryption. Combining FiMAX’s patented crypto-controlled data-sharing algorithm and per-field encryption technologies, we believe that FiMAX is one of the first technology platforms in the industry to achieve data connectivity while retaining various users’ data encryption—features that are critical for real life applications in the financial services industry.

Stable and Scalable Cloud-based Infrastructure

Our platform is built on cloud-native infrastructure supplied by Ping An Cloud. Ping An Cloud provides us with computing services, storage, server and bandwidth. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Cloud-native flexibility enables us to deliver financial services with fast and seamless digital experience.

Our platform adopts modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This advanced architecture gives us increased flexibility in adding or removing modules, and it speeds up the deployment of new capabilities, features and functionalities.

Our technology has built-in software and hardware redundancy. Our platform is built on distributed computing architecture so that a single point of failure does not cause the entire system to fail. Combined with our modular architecture, this makes our platform both highly stable and easily scalable.

Research and Development

Since our inception, we have cultivated a culture of innovation and invested significantly in technology. We have a research and development department of over 1,300 engineers and scientists who have extensive working experience in China’s internet and financial institution industries. Benefiting from the diversified background and expertise of our technology team, we have built our system infrastructure on the highest standards of both the internet and financial institutions industries.

Multilevel Security

We are committed to maintaining a secure online platform, as data protection and privacy are critical to our business. We have developed our proprietary security system, covering entire aspects of our operation and use a variety of techniques to protect our customer’s data. We rely on multiple layers of network segregation using firewalls to protect against attacks or unauthorized access. We also employ proprietary technologies to protect our users. For example, if we suspect that a user’s account or a transaction may have been compromised, we may use micro expression, facial recognition or voice recognition to validate that the person accessing the account or authorizing the transaction is the actual account holder. We also use automated data tiering technology to store our users’ data to ensure safety and for any transmission of sensitive user information, we use data encryption to ensure confidentiality. Our security system has been certified by ISO27001 standard and PRC national level III security protection standard.

Intellectual Property

We strongly emphasize the establishment, application, administration and protection of intellectual property rights. Through research, development and application in our ordinary course of business, we have obtained various intellectual property rights, including for our Shanghai Lufax mobile application and for our Lu.com domain name, which offer enormous value to our businesses.

We regard our patents, copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on patent, copyright, trademark, and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2020, we had registered 48 patents with the PRC State Intellectual Property Office in China and 187 software copyrights and art work copyrights with the PRC National Copyright Administration. We had 220 registered domain names and 357 registered trademarks as of the same date.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Moreover, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not be able to prevent others from making unauthorized use of our intellectual property, which could harm our business and competitive position” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Competition

We compete primarily with online-only TechFin platforms backed by major internet companies, such as Ant Group and Tencent Licaitong, and to a lesser extent with traditional financial institutions, such as banks, which are focused on retail lending or wealth management. Online-only TechFin platforms refers to competitors that originate from services offered by a technology company, rather than a financial institution, so they tend to compete with us in segments of the market that are more amenable to purely technological solutions and do not necessarily require strong financial expertise. Banks may compete with us or cooperate with us as funding partners or wealth management product providers.

Some of our larger competitors have significant financial resources to support heavy spending on sales and marketing and to provide more services to customers. We believe that our ability to compete effectively for borrowers and investors depends on many factors, including the variety of our products, user experience on our platform, effectiveness of our risk management, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brand.

Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees.

Insurance

We maintain major insurance coverage for areas such as office buildings and facilities, equipment and materials, and losses due to fire, flood and other natural disasters. We believe our insurance coverage is adequate and in line with the commercial practice of industries we operate.

While a significant portion of our loan products carry credit guarantee insurance provided by third parties, the insurance premiums are paid by the borrower as part of the cost of the loan, and we are not obligated to pay any of the premiums.

Regulation

PRC Regulations

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC and foreign laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal PRC laws, judicial interpretations, rules and regulations relevant to our business and operations in the PRC.

Regulations Relating to Foreign Investment

The establishment, operation and management of corporate entities in the PRC, including foreign-invested companies, are subject to the Company Law, which was issued by the Standing Committee of the National People’s Congress and was last amended on October 26, 2018. Unless otherwise provided in the PRC’s foreign investment laws, the provisions of the Company Law shall prevail.

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalog of Industries in which Foreign Investment is Encouraged (2020 edition) and the Special Administrative Measures for Foreign Investment Access (Negative List 2020), or the 2020 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2020 Negative List. Industries not listed in the 2020 Negative List are generally open to foreign investments unless specifically restricted by other applicable Chinese regulations. Under the 2020 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%.

The establishment procedures, filing and approval procedures, registered capital requirements, foreign exchange restrictions, accounting practices, taxation, and labor matters of a wholly foreign-owned enterprise are governed by the Foreign Investment Law, which took effect on January 1, 2020. It replaced most laws and regulations previously governing foreign investment in the PRC. The Company Law and the Partnership Enterprise Law of the PRC generally govern the organization of a foreign invested enterprise.

The Foreign Investment Law mainly stipulates four forms of foreign investments: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within PRC; (b) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within PRC; (c) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (d) foreign investors invest in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council. It does not mention the relevant concept and regulatory regime of consolidated affiliated entities structures and uncertainties still exist with regards to its interpretation and implementation.

Under the Foreign Investment Law, foreign investment is accorded pre-admission national treatment, which means that treatment given to foreign investors and their investments shall not be less favorable than those given to domestic investors and their investments, except where a foreign investment falls under the 2020 Negative List. It also provides several protective rules and principles for foreign investors and their investments in the PRC, including foreign investors’ funds being freely transferred out and into the territory of the PRC through the entire life cycle from the entry to the exit of foreign investment, a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises to be established, and prohibition of the state to expropriate any foreign investment except under special circumstances.

In addition, the Foreign Investment Law subjects foreign investors and foreign-invested enterprises to legal liabilities for failing to report their investment information in accordance with the requirements of an information reporting system to be established. It also provides that foreign invested enterprises established according to the previous laws regulating foreign investment before the Foreign Investment Law came into effect may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. This means that foreign invested enterprises may be required to adjust their structure and corporate governance in accordance with the PRC Company Law and other laws and regulations governing the corporate governance.

On December 26, 2019, the State Council promulgated the Implementation Regulations for the Foreign Investment Law, which became effective on January 1, 2020. The Implementation Regulations for the Foreign Investment Law emphasizes the promotion of foreign investment, refined specific measures, and also replaced various previous laws and regulations. On December 26, 2019, the Supreme People’s Court issued an Interpretation on Several Issues Concerning the Application of the Foreign Investment law of the PRC, which also came into effect on January 1, 2020. The interpretation applies to any contractual dispute arising from the acquisition of relevant rights and interests by a foreign investor through gift, division of property, merger of enterprises, division of enterprises, etc. On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation jointly issued the Measures on Reporting of Foreign Investment Information, which replaced the existing filing and approval procedures regarding the establishment and change of foreign-invested companies. On December 31, 2019, the Ministry of Commerce issued the Announcement on Matters Relating to Foreign Investment Information Reporting which emphasized the information reporting requirements provided by the Measures on Reporting of Foreign Investment Information, and stipulated the forms for information reporting.

On December 19, 2020, the NDRC and the Ministry of Commerce jointly issued the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021. The measures stipulate rules for foreign investment that is subject to security review. According to the measures, procedures will be established for organizing, coordinating, and guiding the security review of foreign investments, and the office in charge of the security review will be set up under the NDRC, and led by the NDRC and the Ministry of Commerce. Furthermore, the measures provide that if foreign investors or relevant parties in China intend to invest in crucial information technology and internet products and services, or in crucial financial services, or in other crucial fields which relate to national security, they shall apply to the office in advance for a security review.

Regulations Relating to Value-Added Telecommunication Services

The Telecommunications Regulations of the PRC, which were issued by the State Council in 2000 and last amended on February 6, 2016, provide the general framework for the provision of telecommunication services by PRC companies. It requires a telecommunication service provider in China to obtain an operating license from the MIIT or its provincial branch prior to commencement of operations.

The Telecommunications Regulations of the PRC categorize telecommunication services in China as either basic telecommunications services or value-added telecommunications services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations and issued by the MIIT in 2015 and last amended on June 6, 2019, online data processing, transaction processing and information services provided via fixed network, mobile network and internet are value-added telecommunication services.

On July 3, 2017, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, which took effect on September 1, 2017. The measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses. Operators are required to submit an application within the prescribed period to the original permit-issuing authority with respect to changes in the business scope or the operating entity resulting from shareholder changes or the merger and division of the company as prescribed under relevant regulations.

Regulations on Foreign Investment in Value-Added Telecommunications

Foreign direct investment in telecommunications companies in China is governed by the Administrative Rules on Foreign-invested Telecommunications Enterprises, which were issued by the State Council in 2001 and last amended on February 6, 2016. It provides that a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China shall not exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a good track record and experience in providing these services. However, the 2020 Negative List provides that foreign investors may hold 100% equity interest in e-commerce, domestic multi-party communications, data collection and transmission services and call centers.

The MIIT’s Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued on July 13, 2006, requires foreign investors to set up foreign-invested enterprises and obtain a license for value-added telecommunications services. It prohibits domestic companies holding value-added telecommunications services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct this type of business in China. In addition to restricting dealings with foreign investors, it contains a number of detailed requirements applicable to operators of value-added telecommunications services, including that operators or their shareholders must legally own the domain names and trademarks used in their daily operations and each operator must possess the necessary facilities for its approved business operations and maintain its facilities in the regions covered by its license. The MIIT or its provincial counterpart has the power to require corrective actions after discovering any non-compliance by operators, and where operators fail to take those steps, the MIIT or its provincial counterpart can revoke the value-added telecommunications services license.

Regulations on Internet Information Services

The Administrative Measures on Internet Information Services, which were issued by the State Council in 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. Pursuant to these measures, “internet information services” are defined as services that provide information to online users through the internet. These measures require internet information services operators to obtain an internet content provider license, or ICP license, from the relevant government authorities before engaging in any commercial internet information services operations in China. Internet information services operators operating non-commercial internet information services are required to complete the relevant filing procedures.

In addition, internet information service providers are required to monitor their websites to ensure that they do not contain content prohibited by law or regulation. The PRC government may require corrective actions to address non-compliance by ICP license holders or revoke their ICP license for serious violations. Furthermore, the MIIT Circular on Regulating the Use of Domain Names in Internet Information Services, issued on November 27, 2017 and came into effect on January 1, 2018, requires internet information service providers to register and own the domain names they use in providing internet information services. Our consolidated affiliated entities and their subsidiaries hold licenses for value-added telecommunications services covering online data processing and transaction processing business and internet information services. Shanghai Lujiazui International Financial Asset Exchange Co., Ltd. is applying for the renewal of an ICP license.

Regulations on Mobile Internet Application Information Services

On June 28, 2016, the Cyberspace Administration of China issued the Administrative Provisions on Mobile Internet Application Information Services, which took effect on August 1, 2016. It requires internet information service providers who provide information services through mobile internet applications, in other words apps, to authenticate the identity of the registered users, establish procedures for protection of user information, establish procedures for information content censorship and management, ensure that users are given adequate information concerning an app and are able to choose whether an App is installed and whether or not to use an installed App and its functions and keep records of users’ logs for 60 days. If an internet information service provider violates these regulations, mobile app stores through which it distributes its apps may issue warnings, suspend the release of its apps, or terminate the sale of its apps, and/or report the violations to governmental authorities.

Under the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which took effect on July 1, 2017, the internet information service provider is also required to ensure that an app, as well as its ancillary resource files, configuration files and user data, can be conveniently uninstalled by its users, unless it is a basic function software (i.e., software that supports the normal functioning of hardware and operating system of a mobile smart device).

The MIIT issued the Notice on the Further Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests, or the Further Rectification Notice, on July 22, 2020. The notice requires that certain conducts of app service providers should be inspected with respect to (i) collecting personal information without the user’s consent, collecting or using personal information beyond the necessary scope of providing services, and forcing users to receive advertisements; (ii) requesting user’s permission in a compulsory and frequent manner, or frequently launching third-parties apps; and (iii) deceiving and misleading users into downloading apps or providing personal information. The notice also set forth that the period for the regulatory specific inspection on apps and that the MIIT will order the non-compliant entities to modify their business within five business days, or otherwise to make public announcement to remove the apps from the app stores and impose other administrative penalties.

Regulations Relating to Retail Credit Facilitation

Regulations on Loans

The Civil Code of the PRC, which was adopted effective January 1, 2021, requires that the interest rates charged under a loan agreement must not violate applicable provisions of the PRC laws and regulations. The Civil Code also provides that the interest shall not be deducted from the proceeds of the loan in advance, and if the interest is deducted from the proceeds in advance, the loan shall be repaid and the interest shall be calculated based on the actual loan amount.

The Interim Measures for the Administration of Private Loans, which were issued by the China Banking Regulatory Commission, or the CBRC, on February 12, 2010, provide that lenders shall not issue private loans without specified purposes. In addition, lenders shall only entrust certain part of loan investigation to qualified third-party companies and shall not entrust the whole process of loan investigation to third-party companies.

The Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court, which came into effect on September 1, 2015, provided that agreements between lenders and borrowers on loans with interest rates below 24% per annum are valid and enforceable. As to the loans with interest rates per annum between 24% (exclusive) and 36% (inclusive), if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the excess interest payment. If the annual interest rate of a private loan is higher than 36%, the agreement on the excess part of the interest is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the courts will support such requests. In addition, on August 4, 2017, the Supreme People’s Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector, which provided that (i) if the total amount of interest, compounded interest, default interest and other fees charged by a lender under a loan contract substantially exceeds the actual loss of such lender, the request by the debtor under such loan contract to reduce or to adjust the part of the aforementioned fees exceeding the amount accrued at an annual rate of 24% will be upheld; and (ii) in the context of peer-to-peer lending disputes, if the online lending information intermediaries and lenders circumvent the statutory limit of the interest rate by charging intermediary fees, such fees shall be deemed invalid.

The Supreme People’s Court amended the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases on August 20, 2020, and then again on January 1, 2021. Under these amendments, if the service fees or other fees that we charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), then in the event that the sum of the annualized interest that lenders charge and fees we and our business partners charge exceed four times the one-year Loan Prime Rate at the time of the establishment of the agreement, the borrower may refuse to pay the portion that exceeds the limit. In that case, PRC courts will not uphold our request to demand the payment of fees that exceed the limit from the borrower. If the borrower has already paid the fees that exceed the limit, the borrower may request that we refund the portion exceeding the limit and the PRC courts may uphold such requests. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center. These new limits replace the upper limits on interest rates of 24% and 36% described above. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the portion of the total exceeding the limit shall not be supported by the people’s court. The new limits apply to new first-instance cases of private lending disputes accepted by the people’s court after August 20, 2020. As to the cases in which the loan contract was established before August 20, 2020, if the lender requests that the court apply the old limits of 24% and 36% for calculating the loan interest accrued from the establishment of the loan contracts up to August 19, 2020, such request will be supported by the court, but the loan interest accrued from August 20, 2020 to the date of the loan repayment shall be calculated by applying the new limit of four times the one-year Loan Prime Rate at the time of the filing of the lawsuit. On December 29, 2020, the Supreme People’s Court also issued the Reply Regarding the Scope of Application of the New Private Lending Judicial Interpretation, which provides that the two amendments are not applicable to disputes arising from the relevant financial business of microloan companies, financing guarantee companies, and five other types of local financial organizations which are regulated by local financial authorities.

Circular 141 provides that institutions or third-party agencies shall not conducting loan collection by means of violence, intimidation, insult, defamation, harassment or other illegal methods. In case of violation, the relevant authorities, depending on the severity of the circumstances, may suspend such entity’s business, order rectification, reprimand such entity, reject its filing procedures, or terminate its business qualification. In addition, the relevant authority may order any website or platform operator to suspend its business, if such website or platform operator helped the entity to conduct business in violation of laws or regulations.

The Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security and the Ministry of Justice jointly issued the Notice on Promulgating the Opinions on Several Issues concerning the Handling of Criminal Cases of Illegal Lending on July 12, 2019, which came into effect on October 21, 2019. It clarifies the standards for the determination of whether the illegal lending activity constitutes the crime of illegal business operations. It provides that it will be convicted of the crime of illegal business operations and punished in accordance with Item 4 of Article 225 of the Criminal Law, if it meets all of the following criteria: (i) without the approval of the regulatory authorities or beyond the business scope, for the purpose of making profits, frequently granting loans to non-specific objects of the society which disturbs the order of the financial market, (ii) having been deemed as a “serious circumstance”. “Frequently granting loans to non-specific objects of the society” shall refer to lending to non-specific several persons (including entities and individuals) in the name of loans or in any other name for more than 10 times within two years. If the repayment period is extended after the maturity of the loan, the number of times the loan is granted shall be counted as once.

On July 12, 2020, the Interim Measures for the Administration of Online Loans by Commercial Banks came into effect. While they apply to commercial banks and by analogy to consumer finance companies and auto finance companies directly, they also require them to strengthen loan cooperation management, which would affect the institutions cooperating with them to develop internet loan businesses, and their existing business models. Pursuant to these interim measures, commercial banks shall evaluate their cooperation agencies and implement list management. Commercial banks shall not accept direct and disguised credit enhancement services from unqualified cooperation agencies, nor entrust third-party collection agencies with illegal records. The interim measures also provide that, except for cooperating institutions that jointly provide loans, commercial banks shall not entrust the cooperating institutions to perform key operations, such as loan issuance, loan principal and interest recovery, and stopping of loan payment. Pursuant to the interim measures, commercial banks shall independently carry out risk assessment and credit approval for the loans they fund, and take primary responsibility for post-loan management. Commercial banks shall not entrust third-party institutions with records of violent collection or other illegal records to collect loans. The CBIRC and its local branches shall evaluate the reports and relevant materials submitted by commercial banks, and key assessment factors include independent control of credit approval procedures, contract signing and other core risk management procedures of commercial banks.

On July 22, 2020, the Supreme People’s Court and the NDRC jointly released the Opinions on Providing Judicial Services and Safeguards for Accelerating the Improvement of the Socialist Market Economic System for the New Era. This document states that if the interest and fees, including compound interests, penalty interests and liquid damages, claimed by one party to the loan contract exceed the upper limit under judicial protection, the claim will not be supported by the court, and if the parties to the loan disguise the financing cost in an attempt to circumvent the upper limit, the rights and obligations of all parties to the loan will be determined by the actual loan relationship. In addition, this document indicates that the relevant governmental authorities should promptly revise and improve the judicial interpretation of the legal issues for private lending trial cases and significantly reduce the upper limit of private lending rates under judicial protection. The timetable and other details of the regulatory revisions proposed by this document remain uncertain.

On February 19, 2021, the CBIRC further issued the Notice of Further Regulating Online Loan Business of Commercial Banks, also known as Circular 24, which provides that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the material procedures of loan management. Where a commercial bank and its joint lending partner jointly contribute funds to issue online loans, the funding contribution percentage of its joint lending partner shall not be less than 30%. Moreover, Circular 24 caps a bank’s own loan balance under a joint lending partnership with a single counterparty at 25% of its tier-1 capital and prohibits local commercial banks from engaging in an online loan business outside the territory of their registered place. Circular 24 will also apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. Circular 24 also provides for the transition periods, and further requirements may be imposed by CBIRC and its local counterparts based on the provisions of Circular 24.

Regulations Relating to Microloan Companies

Pursuant to the Guiding Opinions on the Pilot Operation of Microloan Companies, which were jointly promulgated by the CBRC and the People’s Bank of China on May 4, 2008, if a provincial government determines a competent department to be responsible for the supervision and administration of microloan companies and the regulation of risks associated with microloan companies, such provincial government may carry out the pilot operation of microloan companies within such province. The Guiding Opinions on the Pilot Operation of Microloan Companies further provided that when granting loans, microloan companies are required to adhere to the principle of “small sum and decentralization.” The balance of loans granted by a microloan company to a same borrower cannot exceed 5% of the net capital of the company. Microloan companies are required to operate on the market-oriented principle. The loan interest ceiling is floating but cannot exceed the ceiling prescribed by the judicatory authority, and the loan interest floor is required to be 0.9 times the loan base interest rate published by the People’s Bank of China. The specific floating range is required to be determined independently according to the market principles.

On November 21, 2017, the Office of the Leading Group of Special Rectification of Internet Financial Risks issued the Notice on the Immediate Suspension of Approvals for the Establishment of Online Microloan Companies, which provides that the regulatory authorities for microloan companies shall not grant any approval of establishment of online microloan companies, or grant any approval for existed microloan companies to conducting business across the provinces.

Circular 141 requires the relevant regulatory authorities to suspend the approval of the establishment of online microloan companies and the approval of any microloan business across provinces. Circular 141 also specifies that online microloan companies shall not provide campus loans, shall suspend the funding of online microloans with no specific scenario or no designated purpose, and gradually reduce the outstanding amount of such loans and take rectification measures. Furthermore, according to Circular 141, microloan companies that have exceeded the required threshold of certain caps or ratios shall stipulate plans to reduce the business scale and comply with the threshold within a time limitation. In case of violation, the relevant authorities, depending on the severity of the circumstances, may suspend such microloan company’s business, order rectification, reprimand such company, reject its filing procedures, or terminate its business qualification. In addition, the relevant authority may order any website or platform operator to suspend its business, if such website or platform operator helped the entity to conduct business in violation of laws or regulations.

The Notice on Specific Rectification Implementation Measures for Risk of Online Microloan Businesses of Microloan Companies, or Circular 56, which was issued on December 8, 2017, defines “online microloans” as microloans provided through the internet by online microloan companies controlled by internet companies. The features of online microloans include online borrower acquisition, credit assessment based on the online information collected from business operation and internet consumption, as well as loan application, approval and funding made through online procedures. Circular 141 requires all relevant regulatory authorities of microloan companies to suspend the approval of the establishment of any online microloan companies and the approval of any microloan business conducted across provinces. It aims to investigate the legal compliance of microloan business carried out by microloan companies through the internet, and focus on remediation of microloan companies without the qualification of online lending operation or lending business. There are 11 key areas of investigation and renovation: (i) strict management of the authority of examination and approval; (ii) reexamination of the online microloan management qualifications; (iii) equity management; (iv) on-balance sheet financing; (v) asset securitization and other financing; (vi) integrated actual interest rate; (vii) the behavior of loan management and collection; (viii) the scope of the loan; (ix) business cooperation; (x) information security; and (xi) illegal operation.

In addition, consistent with the Guidance on the Guiding Opinions on the Pilot Operation of Microloan Companies and Circular 141, Circular 56 emphasize several aspects where inspection and rectification measures must be carried out for the online microloans industry, which include (i) the microloan companies shall be approved by the local authorities in accordance with the applicable regulations promulgated by the State Council, and the approved online microloan companies in violation of any regulatory requirements shall be re-examined; (ii) qualification requirements to conduct online microloan business (including the qualification of shareholders, sources of borrowers, internet scenario and the digital risk-management technology); (iii) whether the “integrated actual interest” (namely the aggregated borrowing costs charged to borrowers in the form of interest and various fees) are annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court and, whether any interest, handling fee, management fee or deposit are deducted from the principal of loans provided to the borrowers in advance; (iv) whether microloan companies cooperate with internet platforms without relevant website registration or telecommunication business license to offer microloans and whether microloan companies cooperate with institutions with no lending qualification to offer loans or provide funds to such institutions for them to offer loans, and with respect to the loan business conducted in cooperation with third-party institutions, whether the online microloan companies outsource their core business (including the credit assessment and risk control), or accept any credit enhancement services provided by any third-party institutions with no guarantee qualification; or whether any applicable third-party institution collects any interest or fees from the borrowers; and (v) whether entities that conduct online microloans business have obtained relevant approval or license for lending business. It also sets forth that all related institutions shall be subject to inspection and investigation before the end of January 2018. Depending on the results, different measures will be taken on the institutions that need rectification before the end of March 2018, including: (i) for institutions that hold online microloan licenses but do not meet the qualification requirements to conduct online microloan business, their online microloan licenses shall be revoked and such institutions will be prohibited from conducting loan business outside the administrative jurisdiction of their respective approved authorities; and (ii) for institutions holding online microloan licenses that meet the qualification requirements to conduct online microloan business but were found not in compliance with other requirements, such as the requirements on the integrated actual interest rate, the scope of loans and cooperation with third-party institutions, such institutions shall take rectification measures within a certain period specified by the local authorities, and in the event that the rectification measures do not meet the local authorities’ requirements, such institutions shall be subject to several sanctions, including revocation of their online microloan licenses and to cease their business operations.

On September 16, 2020, the CBIRC issued the Notice on Strengthening the Supervision and Management of Microloan Companies, or Circular 86. Circular 86 aims to regulate the operation of microloan companies, prevent and resolve relevant risks, promote the healthy growth of the microloan industry. Circular 86 stipulates the following requirements with respect to the microloan companies, including without limitation: (i) the financing balance of the microloan company funding by bank loans, shareholder loans and other nonstandard financing instruments shall not exceed such company’s net assets; (ii) the financing balance of the microloan company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets; (iii) the balance of loans offered to one borrower shall not exceed 10% of the net assets of the microloan company, and the balance of loans offered to one borrower and such borrower’s related parties shall not exceed 15% of the net assets of the microloan company; (iv) microloan companies are prohibited from upfront deduction of interest, commission fees, management fees or deposits from loans by microloan companies before they are released to the borrowers, and if microloan companies has deducted any upfront fees in violation of rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interests and fees deducted, and the loan’s interest rate shall be calculated accordingly; (v) microloan companies shall conduct business in the administrative area at the county level where the company is domiciled in principle, except as otherwise provided for the operation of online microloan business; and (vi) the microloan companies and third-party loan collection agencies entrusted shall not collect loans by violence, threats of violence, or other ways that intentionally cause harm, infringe personal freedom, illegally occupy property, or interfere with day-to-day life through insulting, slandering, harassing, or disseminating private personal information, or other illegal methods. The local financial regulatory authorities may further lower the ratio caps in (i) and (ii) in accordance with regulatory requirements.

On November 2, 2020, the CBIRC, the People’s Bank of China and other regulatory authorities released a consultation draft of the Interim Measures for the Administration of Online Microloan Business, which states that a microloan company must obtain the official approval of the CBIRC to conduct an online micro lending businesses outside the province where it is registered. In addition, the draft provides the statutory qualified requirements for an online microloan company, covering such things as registered capital, controlling shareholders, and use of the internet to engage in an online microlending business.

Regulations on Hunan, Chongqing and Shenzhen Microloan Companies

On June 26, 2009, Hunan Municipality released Hunan’s Promotion of Pilot Operation of Microloan Companies, which sets forth certain requirements for setting up a microloan company, and stipulates that microloan companies shall not absorb public deposits or illegally raise funds in any way. On August 17, 2009, Hunan Municipality issued Measures for Supervision and Management of Microloan Companies in Hunan Province (Trial), which further stipulates the requirements for setting up a microloan company. It sets forth that the balance of loans to the same borrower shall not exceed 5% of the net capital of the microloan company, and the single loan granted to the same borrower by the microloan company shall not exceed 1% of its net capital. According to the Implementation Opinions of the Financial Office of the Hunan Provincial People’s Government on Promoting the Sustainable and Healthy Development of Microloan Companies, issued on March 8, 2017, the financing capital of a microloan company shall not exceed 300% of its net capital.

The principal laws governing Chongqing microloan companies are the Interim Measures for the Administration of Pilot Operation of Chongqing Microloan Companies, effective on August 1, 2008, and Supervision Guidelines on the Internet Loan Business of Chongqing Microloan Companies (Trial), issued on December 25, 2015. The Chongqing Municipal Finance Office is responsible for the examination and approval of microloan companies in Chongqing. Upon approval, microloan companies may conduct the following businesses: (i) granting loans; (ii) discounted note business; and (iii) asset transfer. The balance of loans to the same borrower shall not exceed 5% of the net capital of the microloan company, and the upper limit of the balance for the borrower which is the group enterprise is 15% of the net capital of the microloan company. The upper limit of the loan interest rate is 4 times the benchmark interest rate of loans announced by the People’s Bank of China, and the lower limit is 0.9 times the benchmark interest rate of loans announced by the People’s Bank of China. According to the Interim Measures for the Financing Supervision of Chongqing Microloan Companies, issued on June 4, 2012, the financing balance of a microloan company in Chongqing shall not exceed 230% of its net capital.

The principal law governing Shenzhen microloan companies is the Administrative Rules of Shenzhen Microloan Companies (Trial), issued by Shenzhen Government on September 3, 2011. It stipulates several conditions for the sponsors of microloan companies. Microloan companies are encouraged to focus on providing credit services to SMEs, individual industrial and commercial households, and individual entrepreneurs. The use of microloans shall follow the principle of small and decentralized, the balance of loans to the same borrower shall not exceed 5% of the net capital of the microloan company, and the upper limit of the balance for the same borrower is RMB5 million. The upper limit of the loan interest rate shall not exceed the upper limit prescribed by national policies and relevant regulations, and the lower limit is 0.9 times the benchmark interest rate of loans announced by the People’s Bank of China. According to the Notice on Shenzhen Microloan Companies Launching Innovation Business, issued on February 20, 2014, the total proportion of funds incorporated through external compliant channels (including interbank borrowing) shall not exceed 200% of the company’s net assets in the previous year.

Notice on the Pilot of the Financing Innovation of Shenzhen Microloan Companies was issued on February 20, 2014, which stipulates that the microloan companies could finance from banks, Qianhai equity trading exchange, Qianhai financial assets exchange and other approved platforms. The total funds financed through the external compliance channels into the proportion of (including interbank lending) shall not exceed 200% of the company’s annual net assets, and the proportion of lending capital through interbank placements shall not exceed 30% of the net assets of the previous year.

Regulations Relating to Financing Guarantee Companies

The Tentative Measures for the Administration of Financing Guarantee Companies were jointly promulgated by the CBRC, the NDRC, the MIIT, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, and the State Administration for Market Regulation on March 8, 2010, which stipulated the registered capital, business scope, operating rules, risk control and supervision of financing guarantee companies, and also provided that the outstanding balance of financing guarantee liabilities of the financing guarantee company shall not exceed 10 times of its net assets. The State Council released the Regulation on Financing Guarantee Companies, effective from October 1, 2017, to further clarify various regulatory indicators. Financing guarantee shall mean the activities where a guarantor provides guarantee for debt financing such as borrowings or debentures of a debtor. According to such regulation, any entity without a qualified license to engage in financing guarantee business will be ordered to suspend its operation and subject to a fine between RMB500,000 and RMB1 million, and its relevant illegal income will be confiscated accordingly. In addition, if the outstanding balance of financing guarantee liabilities of the financing guarantee company does not meet the requirements pursuant to the aforementioned rules, it will be ordered to make timely rectification. If the company fail to make rectification in a timely manner, a fine of between RMB100,000 and RMB500,000 will be imposed, and the illegal income will be confiscated. Such a company may be ordered to suspend its business for rectification, and, under serious circumstances, its license for financing guarantee business may be revoked.

The Notice on Issuing Four Supporting Systems for the Regulations on the Supervision and Administration of Financing Guarantee Companies was jointly promulgated by the CBRC, the NDRC, the MIIT, the Ministry of Finance, the Ministry of Agriculture and Rural Affairs and the People’s Bank of China on April 2, 2018, which includes the Administrative Measures on Financing Guarantee Business Permits, the Measures on the Measurement of the Balance of Financing Guarantee Liability, Administrative Measures on the Asset Proportion of Financing Guarantee Companies and Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies. In the case of establishment, merger, division or capital reduction, a financing guarantee company shall have its financing guarantee business permit issued or replaced upon approval of the regulatory body.

There are also other regulations governing the financing guarantee industry, including but not limited to the Notice on Issuing the Guidelines for Administration of Financing Guarantee Institutions Business License, the Notice on Issuing the Guidelines for Information Disclosure of Financing Guarantee Companies, the Notice on Issuing the Guidelines for Internal Control of Financing Guarantee Companies, and the Notice on Issuing the Guidelines for the Corporate Governance of Financing Guarantee Companies.

The Notice on the Promulgation of Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, jointly promulgated by the CIBRC, the NDRC, the MIIT, the Ministry of Commerce, the People’s Bank of China, the Ministry of Housing and Urban-Rural Development, the Ministry of Agriculture and Rural Affairs, and the State Administration for Market Regulation on October 9, 2019, stipulates that all local regulatory departments shall conduct a comprehensive investigation, and strictly carry out the license supervision of institutions that actually operate financing guarantee business. In addition, regulatory departments shall effectively manage the standardization of the names of financing guarantee companies within their respective jurisdictions in concert with market regulatory departments. Where the balance of a single guarantee amount is no more than RMB5 million and the guaranteed person is a micro or small enterprise, the weight of loan guarantee business is 75%; where the balance of a single guarantee amount is no more than RMB2 million and the guaranteed person is a peasant household, the weight of loan guarantee business is 75%; the weight of housing property guarantee business for supporting residents to purchase houses is 30%. For companies engaging in financing guarantee business without the financing guarantee business operation license, the relevant authority will order them to close down and settle the legacy business properly.

On July 14, 2020, the CBIRC issued the Guidelines for Off-Site Supervision of Financing Guarantee Companies, which took effect on September 1, 2020. The guidelines stipulate the guidelines for the competent regulatory authorities to continuously analyze and evaluate the risk of financing guarantee companies and the financing guarantee industry, by way of collecting report data and other internal and external data of the financing guarantee companies and by carrying out corresponding measures. Pursuant to the guidelines, financing guarantee companies shall establish and implement an off-site supervision information report system and submit related data and non-data information in accordance with the requirements of the competent regulatory authorities. The guidelines note that the corporate governance, internal control, risk management capabilities, guarantee business, associated guarantee risks, asset quality, liquidity indicators and investment conditions of financing guarantee companies shall be the key areas for off-site supervision.

Regulations on Credit Guarantee Insurance

The Interim Measures for Regulating the Credit Guarantee Insurance were issued by the China Insurance Regulatory Commission, one of the predecessors of the CBIRC, on July 11, 2017 to regulate the business operation of the credit guarantee insurance. It was repealed by the Measures for Regulating the Credit Insurance and Guaranty Insurance issued by the CBIRC on May 8, 2020. Pursuant to these measures, “financial credit guarantee business” refers to the credit guarantee business in which insurance companies provide insurance protection for the performance of credit risks of financing contracts such as borrowing and financing leases. Insurance companies shall not outsource credit risk review and credit management businesses to third-party partners, and shall not underwrite financial credit guarantee business in which the interest rates of loans exceed the regulatory upper limit. Insurance companies shall strengthen the supervision and management of the operation activities of cooperative institutions, the head office shall formulate a unified template for cooperation agreements to clarify the rights and obligations of both parties, insurance companies shall make clear requirements in terms of access, evaluation, withdrawal, and complaints according to the characteristics and risks of different cooperative institutions. The Notice of the General Office of China Banking and Insurance Regulatory Commission on Relevant Issues Concerning Further Strengthening and Improving the Product Supervision of Property Insurance Companies, effective from March 1, 2020, stipulates that the credit insurance and guarantee insurance products over one year are required to complete the record-filing instead of the approval procedure.

On September 14, 2020, the CBIRC issued the Notice of Guidelines for Pre-guarantee Management and Post-guarantee Management of Financing Credit Insurance Business, which provides that insurance companies shall conduct risk supervision on cooperative institutions when they engage in a credit insurance marketing business through such cooperative institutions. If cooperative institutions induce the borrowers to change the purpose of loans, conceal the use of capital, guide customers to make malicious complaints, or conduct false promotion for expanding insurance liability, the insurance companies shall promptly impose punishment measures on such cooperative institutions according to their cooperative agreements and the requirements under the cooperative management system.

Regulations Relating to Cash Loans

Circular 141 describes “cash loans” as loans that are unrelated to the circumstances of their use, with no designated use for the loan proceeds, no limitation for the borrower groups and no collateral for the loans. The description of a cash loan under Circular 141 is vague and subject to further regulatory interpretation. Circular 141 sets forth various prohibitions and obligations on banking financial institutions participating in “cash loan” businesses, including that: (i) banking financial institutions shall not provide any unlicensed institutions in any form with the funds to be used for lending, or grant loans together with such institutions; (ii) with respect to a lending business conducted in collaboration with a third party institution, outsourcing of the core business (including the credit assessment and risk control) is prohibited, and any credit enhancement service, whether or not in a disguised form (including the commitment to bear the risk of default), provided by any third-party institutions without guarantee qualification are also prohibited, and (iii) banking financial institutions must require and ensure that such third-party institutions do not collect any interest or fees from the borrowers.

Regulations Relating to Wealth Management Business

The People’s Bank of China, the CSRC, the CBIRC and SAFE issued the Guidelines on Asset Management Business of Financial Institutions on April 27, 2018. The new asset management guidelines stipulate that financial institutions shall independently manage an asset management product, build separate account books and make separate accounting and also prescribes that financial institutions shall not provide any direct or indirect, explicit or implicit guarantee or repurchase commitment for any non-standardized creditor’s equity or equity asset invested by the asset management products. Furthermore, it proposes the definition and classification of the asset management and asset management products, qualification requirements for non-financial institutions carrying out management, information disclosure and transparency standard, investment scope of asset management products, rigid payment regulatory requirements, unified debt requirements and leverage requirements, eliminating multi-layer nesting and limiting channel services, and intelligent investment advisors.

Further, the new asset management guidelines divide the investors of asset management products into two categories, namely non-specific social public and qualified investors. A qualified investor is a natural person or a legal person who has the corresponding risk identification ability and risk-taking ability, and invests in a single asset management product which is not less than a certain amount and meets the following requirements:

(1)

the financial assets of the family are not less than RMB5 million, or in the last three years, the average annual income of the family is not less than RMB400,000, and has more than two years of investment experience;

(2)	the net assets are not less than RMB10 million at the end of the previous year;

(3)	other cases of qualified investors recognized by the financial supervision and administration authorities.

The amount invested by a qualified investor in a single fixed income product shall be not less than RMB300,000, and the amount invested in a single mixed product shall be not less than RMB400,000. The amount invested in a single equity product, a single commodity and a financial derivative product shall be not less than RMB1 million. If the qualified investors invest in different products at the same time, the amount of the investment is carried out in accordance with the highest standard.

The Notice on Further Regulating Financial Marketing and Publicity Activities was issued jointly by the People’s Bank of China, the CBIRC, the CSRC and SAFE and came into effect on January 25, 2020. Financial marketing and publicity activities refer to the activities in which business operators of financial products or financial services publicize and promote financial products or financial services with various publicity tools or methods. Entities which have not obtained the corresponding financial business license shall not carry out marketing and publicity activities relating to the financial business. However, the information release platform, media, etc., which have been entrusted by business operators of financial products or financial services that have obtained financial business license, are entitled to carry out financial marketing and publicity activities for them. In the event that a business operator violates the relevant provisions but the circumstance is minor, it may be required to have an interview with the regulatory authority for admonishment and reminding of the risks, and to make corrections within a time limit. In case of failure to make corrections or its activities infringing upon the legitimate rights and interests of financial consumers, the business operator may be ordered to suspend the financial marketing and publicity activities.

On January 13, 2021, the CBIRC and the People’s Bank of China released the Notice on Regulating Personal Deposit Business by Commercial Banks through the Internet, which provides detailed rules for the conduct of a deposit business by commercial banks through the internet and further prohibits commercial banks from conducting a time deposit and time-demand optional deposit business through online platforms that they do not operate themselves, including such services as marketing and promotion, product display, information transmission, access to purchase and interest subsidies.

Regulations Relating to Private Investment Funds

The Securities Investment Fund Law of PRC, issued by the Standing Committee of the National People’s Congress in 2003 and amended on April 24, 2015, governs the administration and supervision of securities investment funds, which includes private investment funds. In addition, private investment funds are regulated by rules and regulations enacted by the CSRC, and the Asset Management Association of China, or the AMAC.

The CSRC issued the Interim Measures for the Supervision and Administration of Private Investment Funds on August 21, 2014. Under the Interim Measures, “private investment funds” are investment funds established by raising capitals from qualified investors in a non-public manner within the territory of the PRC. The Interim Measures contains provisions relating to fund manager registration, private fund record keeping and filing requirements, qualified investor systems, regulations on fund raising by private funds, industry self-regulation, and the supervision and administration measures of private investment funds.

As for qualified investor system, qualified investor of a private equity fund means a corporate or individual investor that has the relevant risk identification ability and risk appetite, invests RMB1 million or more in a single private equity fund and comply with the following relevant criteria: (1) being a corporation that has a net asset of not less than RMB10 million; (2) being an individual that has financial assets of not less than RMB3 million or has an average annual income of not less than RMB500,000 for the past three years. The following investors are deemed as qualified investors: (1) the National Social Security Fund, pension funds (such as companies’ annuities) and social welfare funds (such as charity funds); (2) investment scheme established according to the relevant law and registered with the AMAC; (3) managers and practitioners of private equity funds who also invest in the private equity funds managed by themselves; and (4) other investors stipulated by the CSRC.

According to the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (Trial) issued by the AMAC and took effect on February 7, 2014, the Administration Measures for the Fund Raising of Private Investment Funds, effective from July 15, 2016, only two kinds of institutions are qualified to conduct fund raising for private investment funds: (a) private fund managers registered with the AMAC (only applicable when raising funds for the funds established and managed by themselves); and (b) fund distributors with a fund distribution license who are AMAC members in case of authorization of such private fund managers. In addition, the Measures set forth detailed procedures for fund raising, and require fund management service providers to comply with certain anti-money laundering requirements.

On December 7, 2018, the AMAC released the Notice for Private Fund Manager Registration, which set further requirements for the registration and ongoing compliance matters for private fund managers. On December 23, 2019, the AMAC issued the Notice Regarding the Filing Procedure for Private Investment Funds, which clarifies the procedural requirements upon the completion of fund raising by private investment funds and specifies the scope of material issues to be filed with the AMAC.

On December 30, 2020, the CSRC released the Regulations on Strengthening the Supervision of Private Equity Investment Funds, which reiterate that private equity funds must be privately raised from qualified investors, further clarify the proper investment requirements for private equity funds, strengthen the regulatory requirements for private equity fund managers and practitioners and other entities, and provide rules regarding connected transactions for private equity funds.

Regulations Relating to Internet Finance

On July 14, 2015, ten PRC regulatory agencies, including the People’s Bank of China, the MIIT, the CBRC, and other relevant government authorities, promulgated the Guidelines on Promoting the Sound Development of Internet Finance, or the Internet Finance Guidelines. The Internet Finance Guidelines define the internet finance as a new financial business model whereby traditional financial institutions and internet enterprises use internet technology and information and communications technology to provide loans, payments, investments and information intermediary services.

On April 14, 2016, the Promulgation of Implementation Plan for the Special Rectification regarding Internet Insurance Risks was jointly issued by the People’s Bank of China, the China Insurance Regulatory Commission, the CSRC and other authorities. It provides that any internet company conducting asset management business shall be ordered by the competent authority to rectify, if any of the following issues occur: (i) the licensed financial institutions entrusting internet companies without the license for sale of financial products to sell them; (ii) the internet companies without any asset management business qualifications, conducting online asset management business; or (iii) the internet companies without any financial licenses, conducting cross-border online financial activities (except for the peer-to-peer, equity crowdfunding, internet insurance, third-party payment, asset management business).

On June 30, 2017, the Office of the Leading Group of Special Rectification of Internet Financial Risks issued the Notice on the Clean-up and Reorganization of Illegal Business in Cooperation with Internet Platforms and Various Trading Venues, which stipulates that the supervision of the internet platform and trading venues shall order internet platforms within the jurisdiction to stop illegal business before July 15, 2017 and properly resolve any illegal stock business.

The Office of the Leading Group of Special Rectification of Internet Financial Risks issued the Notice on Increasing the Strengthening of the Asset Management Business Remediation and the Acceptance Work via the Internet on March 28, 2018, or Circular 29. Under Circular 29, non-financial institutions are not allowed to issue or sell asset management products, except as otherwise stipulated. An asset management business conducted through the internet is subject to the oversight of financial regulatory authorities and the relevant licensing requirements. Any public issuance or sale of asset management products through the internet would be deemed as a financing business and the relevant asset management approvals, licenses or permits are required to conduct such business. Any entities, including internet asset management platforms, are not allowed to publicly raise funds through “directed commission plans,” “directed financing plans,” “wealth management plans,” “asset management plans,” “transfers of right to earnings” or similar products, or to act as an agent for any type of trading exchanges to sell asset management products without permission.

Regulations Relating to Fund-Raising

The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council, which were amended in January 2011 and will be replaced by the Regulations of Preventing and Handling of Illegal Fund-Raising on May 1, 2021, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising, issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security jointly released the Opinions on Several Issues Concerning Criminal Cases of Illegal Fund Raising on January 30, 2019, to further clarify the issues regarding illegal public fund-raising. Under the regulations that will take effect on May 1, 2021, illegal public fund-raising shall mean the pooling of funds from unspecified natural or legal persons by promising to repay principal and interest or offering other investment returns without the permit of the financial administrative department under the State Council in accordance with law or in violation of financial regulations.

Regulations on Sales of Money Market Funds

According to the Administrative Measures on Supervision of Money Market Funds, which were issued by the CSRC and the People’s Bank of China and became effective on February 1, 2016, money market fund refers to a fund invested in money market instruments and authorized to subscribe for and redeem fund shares on each trading day. No person may engage in the fund sales promotion, share offering, subscription, redemption or other related activities without relevant fund sales business qualifications granted by the CSRC. According to the Guidelines of the CSRC and the People’s Bank of China on Further Regulating the Internet Sales and Redemption of Money Market Funds, which came into effect on June 1, 2018, unlicensed institutions are prohibited from retaining investor fund sales information. When fund managers, fund sales agencies and internet companies cooperate to conduct online sales of money market funds, certain information shall be disclosed in a conspicuous way to the investors. Besides duties under the Money Market Funds Measures, fund sales agencies are concurrently required by the Administrative Measures for the Sale of Securities Investment Funds to file with relevant governmental authorities certain information in connection with their online sale of securities investment funds, including money market funds.

Regulations Relating to Peer-to-Peer Products

Historically, we facilitated the offering of peer-to-peer products, though we stopped doing so in August 2019. We treat peer-to-peer products as legacy products, which will have run off of our platform by 2022. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the industry. However, the interpretation and implementation of some of these laws and regulations remain uncertain and may be subject to further detailed guidance to be promulgated by the regulators.

The Internet Finance Guidelines define peer-to-peer lending and borrowing as direct loans between lenders and borrowers through an online platform, which shall be governed by the Contract Law of the PRC, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. The Contract Law of the PRC, and the General Principles of the Civil Law of the PRC, will be repealed by the Civil Code of the PRC on January 1, 2021, and the Civil Code of the PRC integrates the rules and guidelines set forth by the Contract Law, the General Principles of the Civil Law, the General Provisions of the Civil Law and other basic civil laws of the PRC. The Civil Code of the PRC will build the foundation of developing the civil and commercial legal regime in China. On April 12, 2016, the General Office of the State Council issued the Circular on Issuing the Implementation Plan of the Special Rectification of Internet Financial Risks, which sets forth certain principles for online lending information intermediaries, including the requirements that they shall not set up capital pools or provide loans, finance for themselves, promise repayment of principal and interest, or engage in offline marketing. On April 13, 2016, the CBRC issued the Circular on Issuing the Implementation Plan of the Special Rectification of Peer-to-Peer Lending Risks to further specify certain criteria and principles for the rectification and regulating of online lending information intermediaries. On August 17, 2016, the CBRC, the MIIT and other relevant government authorities issued the Provisional Measures for Administration of Business Activities of Internet Lending Information Intermediaries, setting out a legal framework for the entire peer-to-peer lending industry. It categorizes online lending information intermediaries as financial information intermediary institutions that are engaged in peer-to-peer lending information intermediary services and provide borrowers and lenders with information collection, information publication, credit assessment, information exchange, loan facilitation and other intermediary services mainly through the internet.

In accordance with these regulations, an online lending information intermediary shall make a filing with the competent local financial regulatory authority. On October 28, 2016, the CBRC, the State Administration for Market Regulation and the MIIT jointly released the Notice on the Promulgation of Guidelines for Administration of Record-filing of Peer-to-Peer Lending Information Intermediaries, which provides specific implementation rules for the filing and registration requirements set out under the Provisional Measures for Administration of Business Activities of Internet Lending Information Intermediaries. Pursuant to it, a newly established online lending information intermediary is required to make a filing with the local financial regulatory authority within ten business days after it obtains a business license, while the online lending information intermediaries established and started to conduct business prior to the promulgation of the Record-filing Guidelines shall apply for record-filing after completion of risk rectifications in accordance with relevant arrangement under the Peer-to-Peer Implementation Plan. On December 8, 2017, the Notice on Effectively Conducting the special rectification and acceptance of peer-to-peer online lending risks was released, which provides further clarification on several matters regarding the rectification and record-filing of online lending information intermediaries and sets forth certain requirements.

Pursuant to the aforementioned regulations, an online lending information intermediary shall not be in violation of the relevant rules before it can qualify for the record-filing. Intermediaries that provide online lending information services shall not engage in certain activities, including (i) holding investors’ fund or setting up capital pools with investors’ fund, (ii) providing security or guarantee to investors as to the principals and returns of the investment, (iii) issuing or selling any wealth management products, (iv) splitting the terms of any financing project, and (v) promoting its financial products on physical premises. The intermediaries are also required to set up custody accounts with qualified banks to hold user funds. Any violation of the Provisional Measures for Administration of Business Activities of Internet Lending Information Intermediaries by an online lending information intermediary may lead to certain penalties as determined by applicable laws and regulations.

Under the Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, issued on December 1, 2017 and the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business issued in May 2017 by the CBRC, the General Office of the Ministry of Education and Ministry of Human Resources and Social Security, an online lending information intermediary shall not provide the loan-matching service for on-campus students or other borrowers having no source of income or debt-paying ability.

On August 13, 2018, the Notice on Conducting Compliance Inspection of Peer-to-Peer Online Lending Information Intermediaries and the Checklist of Issues for Compliance Inspection of Online Lending Information Intermediaries were issued, which emphasize the issues the compliance inspection will focus on. The compliance inspection shall be carried at three levels as follows: (i) the self-inspection carried out by the online lending information intermediary itself; (ii) the self-discipline inspection carried out by a local internet finance association or competent intermediary and/or the National Internet Finance Association of China; and (iii) the administrative verification carried out by the provincial online lending rectification office on the basis of the self-inspection and self-discipline inspection.

On December 19, 2018, the Notice on the Classification and Disposal of Online Lending Institutions and Risk Prevention was promulgated, which provides that online lending information intermediaries shall be classified into the following two categories according to their risk profiles: (i) institutions with exposed risks, and (ii) institutions without exposed risks, which are further classified as non-operating institutions, small-scale institutions, high-risk institutions and normal operating institutions. With respect to the normal operating institutions, the relevant governmental authorities shall require the institutions to strictly limit the balance of loans and number of lenders and shall assess the risk profiles of such institutions regularly and adjust their classifications in a timely manner if necessary.

In accordance with the relevant news publicly reported, on January 23, 2019, the PRC government issued the Notice on Further Implementing the Compliance Inspection and Follow-up Work of Peer-to-Peer Online Lending, which requires that all lending platforms have to strictly follow the “triple reductions” policy, namely, to reduce the total outstanding lending capital, reduce the total number of borrowers, and reduce the total number of investors. If a platform fails to follow the triple reduction policy, its operations will be forced to cease until the platform is in full compliance. We have timely responded to aforementioned requirements.

The Pilot Work Plan on Conditional Filing for Online Lending Information Intermediaries was released on April 8, 2019, which stipulates that the filing will continue, and clarifies the time schedule and overall goal. In accordance with the relevant news publicly reported, on November 28, 2019, the Guiding Opinions on the Pilot Transformation of Online Lending Information Intermediaries into Microloan Companies was promulgated, which provides that some qualified online lending information intermediaries and online loan institutions can be transformed into microloan companies.

Regulations Relating to Consumer Finance Companies

The Measures for the Pilot Management of Consumer Finance Companies, issued by the CBRC in 2013, stipulates the conditions for the investor of the consumer finance company, its business scope, and operating rules. The Measures for the Implementation of Administrative Licensing Matters for Non-Banking Financial Institutions, which was most recently amended on March 23, 2020, further stipulates the establishment of shareholder qualifications and other matters.

With the approval of the CBIRC, which is the successor to the CBRC, consumer finance companies may conduct some or all of the following Renminbi businesses: (i) disbursement of consumer loans to individuals; (ii) acceptance of deposits from a shareholder’s domestic subsidiary in China and domestic shareholders in China; (iii) taking loans from financial institutions in China; (iv) issuance of financial bonds upon approval; (v) interbank borrowings in China; (vi) advisory and agency businesses related to consumer finance; (vii) sale of insurance products relating to consumer loans in the capacity of an agent; (viii) investments in fixed-returns securities; and any other businesses approved by the CBIRC. The establishment, change, termination of a consumer finance company, and administrative licensing procedures for approval of appointment qualifications of directors and senior management personnel shall comply with the relevant provisions of the CBIRC.

On December 30, 2020, the CBIRC promulgated the Measures for the Regulatory Rating of Consumer Finance Companies (for Trial Implementation), which provides the overall arrangements for the regulatory rating of consumer finance companies. Specifically, the measures set forth five rating elements for consumer finance companies which include corporate governance and internal control, capital management, risk management, professional service quality and information technology management. The results of the regulatory rating will serve as an important basis for regulatory authorities in assessing the operation, risk profile and risk management capability of consumer finance companies as well as in formulating regulatory plans, allocating regulatory resources, and taking regulatory measures. The results will also be used as reference factors for market entry of consumer finance companies.

Regulations Relating to Trading Exchanges

On November 11, 2011, the State Council issued the Decision of the State Council on Sorting Out and Rectifying Various Trading Venues to Effectively Prevent Financial Risks, according to which all the trading exchanges engaging in transactions of property rights, works of culture and art, forward transactions of bulk commodities and other similar transactions, or the trading exchanges with the word “exchange” in their names must report their names to corresponding provincial governments for approval, unless otherwise approved by the State Council or the financial regulatory department under the State Council. The governments at the provincial level supervise the trading exchanges and firms within their jurisdictions, while the State Council supervises the trading exchanges and firms that had received approval for establishment from it.

On July 12, 2012, the general office of the State Council issued the Implementation Opinions on Sorting Out and Rectifying Various Trading Venues to further regulate various trading exchanges established with approval from provincial or other local governments. Each of the provincial governments shall conduct inspection of trading exchanges within its jurisdiction. Exchanges that are not in compliance may be banned from launching new products, be ordered to make rectification or even be shut down. Trading exchanges are prohibited to carry out the following activities: (i) split the equity into equal shares for public offering; (ii) conduct the transaction in a centralized manner; (iii) the rights and interests be continuously listed and traded in accordance with standardized trading units; (iv) the total number of equity holders exceed 200; (v) standardized contract transactions be conducted in a centralized transaction; (vi) trading exchanges be established to engage in insurance, credit, gold and other financial product transactions without the approval of the relevant financial management department of the State Council, and other trading exchanges engage in insurance, credit, or gold financial product transactions.

The Rectification Office of the CSRC issued the Notice of Cleaning Up and Rectifying Trading Exchanges in the Early Stage of “Looking Back” on March 16, 2017, and which emphasized the rules provided by the Decision of the State Council on Sorting Out and Rectifying Various Trading Venues to Effectively Prevent Financial Risks and the Implementation Opinions on Sorting Out and Rectifying Various Trading Venues.

On June 30, 2017, the Notice on the Rectification of Internet Platforms and Various Trading Exchanges to Engage in Illegal Businesses was released by the Office of the Leading Group of Special Rectification of Internet Financial Risks. It requires no increase in cooperating with various trading exchanges to carry out illegal business by July 15, 2017. In the meanwhile, the internet platforms shall cooperate with the trading exchanges to properly resolve stock violation business.

The Opinions on the Proper Disposal of the Problems and Risks Left by Local Trading Exchanges, which were issued by the Inter-Ministerial Joint Meeting on Sorting Out and Rectifying Various Trading Venues on November 1, 2018, further emphasized the requirements and methods to continuously sort out the stock risks properly.

Regulations Relating to Internet Advertising

The main regulations governing internet advertising include the Advertising Law of the PRC, which was recently amended on October 26, 2018, and the Interim Measures for Administration of Internet Advertising, which were issued by the State Administration for Market Regulation in 2016. Pursuant to these regulations, internet advertisers are responsible for the authenticity of the content of advertisements. The identity, administrative license, cited information and other certificates that advertisers are required to obtain in publishing internet advertisements shall be true and valid. Internet advertisements shall be distinguishable and prominently marked as “advertisements” in order to enable consumers to identify them as advertisements. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission. The Internet Advertising Measures also impose several restrictions on the forms of advertisements and activities used in advertising. “Internet advertising” refers to commercial advertisements that directly or indirectly promote goods or services through websites, web pages, internet applications or other internet media in various forms, including texts, pictures, audio clips and videos. Where internet advertisements are not identifiable and marked as “advertisements”, a fine of not more than RMB100,000 may be imposed on the advertisers in accordance with Advertising Law. A fine ranging from RMB5,000 to RMB30,000 may be imposed on the advertisers for any failure to provide a prominently marked “CLOSE” button to ensure “one-click closure”. Advertisers who induce users to click on the content of advertisements by fraudulent means or without permission, attach advertisements or advertising links in the emails shall be imposed a fine ranging from RMB10,000 to RMB30,000.

Regulations Relating to Anti-Money Laundering

The Anti-money Laundering Law of the PRC was promulgated by the Standing Committee of the National People’s Congress in 2006 and effective since January 1, 2007. It sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment and improvement of various systems for client identification, retention of clients’ identification information and transactions records, and large transaction and suspicious transaction reporting. Pursuant to the PRC Anti-money Laundering Law, financial institutions subject to the Anti-money Laundering Law include banks, postal saving institutions, credit unions, trust investment companies, securities companies, futures brokerage companies, insurance companies and other financial institutions determined and announced by the anti-money laundering administrative authority of the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be formulated jointly by the anti-money laundering administrative authority and other relevant departments of State Council. The People’s Bank of China and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and designated non-financial institutions, such as insurance brokerage companies, insurance agencies and payment institutions. The list of the non-financial institutions subject to anti-money laundering obligations has not been promulgated yet.

Furthermore, the Internet Finance Guidelines require internet financial actors to comply with certain anti-money laundering requirements, including taking measures to recognize the identity of customers, monitoring and reporting of suspicious transactions, preservation of customer information and transaction records, and provision of assistance to the public security department and judicial authority in investigations and proceedings concerning anti-money laundering matters.

The Administrative Measures for Anti-Money Laundering and Counter-Terrorism Financing by Internet Financial Service Agencies (Trial) was jointly promulgated by the People’s Bank of China, the CBIRC and the CSRC and came into effect on January 1, 2019. It specifies the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of listed terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and suspicious transaction reports.

We have implemented various policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorism financing. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be subject to domestic and overseas anti-money laundering and anti-terrorist financing laws and regulations and any failure by us, funding partners or payment agents to comply with such laws and regulations could damage our reputation, expose us to significant penalties, and decrease our income and profitability.”

Regulations Relating to Blockchain

The Administrative Regulations on Blockchain Information Services, which were issued by the State Internet Information Office and took effect on February 15, 2019, regulates information services provided to the public through internet sites, applications and other means based on blockchain technology or systems. It set forth regulations relating to content security management, record keeping and filing, technical conditions, real identity information authentication, security assessment and information security risks rectification application to blockchain information service providers. Penalties for violating the regulations include warnings, suspension of business, fines, and criminal liability.

According to the Announcement of the Instructions regarding the Safety Assessment Clauses of the Regulations on the Management of Blockchain Information Services issued by the State Internet Information Office on August 9, 2019, enterprises conducting blockchain information services are required to carry out safety assessment measures, such as entrusting qualified assessment agencies to conduct safety assessments or conducting self-assessment of safety risks on blockchain information services, and such enterprises are required to submit the relevant assessment reports to the relevant authorities.

Regulations Relating to the Protection of Consumers Rights and Interests

The Consumers Rights and Interests Protection Law of the PRC, which was released by the Standing Committee of the National People’s Congress on October 25, 2013, provides the general regulatory principles and rules regarding consumers rights and interests protection in the PRC. According to the Consumers Rights and Interests Protection Law of the PRC, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. Pursuant to the Measures for Penalties for Infringement of Consumer Rights and Interests, which was issued by the State Administration for Market Regulation and took effect on March 15, 2015 and amended on October 23, 2020, where business operators use standard terms, notices, statements, shop bulletins, etc. in providing goods or services for consumers, business operators shall not coerce or coerce in disguised forms consumers to purchase and use goods or services provided by them or by their designated operators, and they shall not refuse to provide the corresponding goods or services to consumers who reject their unreasonable conditions, or raise fee rates for such consumers.

On November 8, 2019, the Notice of the Supreme People’s Court on Issuing the Minutes of the National Court Work Conference for Civil and Commercial Trials was issued, which provides guidance for the people’s courts at all levels in civil and commercial trials. For the trial of cases involving disputes over protection of financial consumers’ rights and interests, the Minutes emphasize that issuers and sellers of financial products as well as suppliers of financial services shall assume appropriate obligation, which refers to the obligation to know customers and products and to sell or provide appropriate products or services to financial consumers in the process of promoting or selling bank wealth management products, insurance investment products, trust wealth management products, collective wealth management plans of securities companies, shares of leveraged funds, options and other off-exchange derivatives and other high-risk financial products to financial consumers, as well as the obligation to provide services to financial consumers during the process of their participation in high-risk investment activities such as securities margin trading, new third board, growth enterprise board and futures. The Minutes further stipulate the liability where the issuer or seller of a financial product fails to fulfill its suitability obligation, leading to any loss to the financial consumer in the process of purchasing the financial product. In case a financial service supplier fails to perform suitability obligations, causing losses to financial consumers after accepting financial services relating to high-risk level investments, the financial consumer may request the financial service provider to bear compensation liability.

On September 24, 2019, the CBIRC issued the Notice on Rectification of Banking Institutions and Insurance Institutions regarding the Infringement of the Rights and Interests of Consumers, which stipulated that banking institutions shall not infringe consumers’ freedom of choice by compulsory bundling, and shall not force consumers to buy products and services from their third-party partners, and if insurance institutions cooperate with third-party online lending platforms, they shall not force borrowers to buy accident insurance, guarantee insurance, or other insurance products. Such rules have been emphasized by the Notice on Further Regulating Credit Financing Charges to Reduce Comprehensive Financing Costs, which was jointly issued by the CBIRC, the People’s Bank of China and other regulatory authorities on May 18, 2020 and became effective from June 1, 2020. The notice also provides that banking institutions shall not force borrowers to purchase insurance, wealth management or other asset management products during the credit examination procedure. Furthermore, the Implementation Measures for the Protection of the Rights and Interests of Financial Consumers, issued by the People’s Bank of China on September 15, 2020 and effective from November 1, 2020, provide that banking institutions and third-party payment institutions shall not take advantage of technical means or dominant positions to force financial consumers to purchase financial products or services, or restrict financial consumers from purchasing other financial products or services provided by peer institutions.

Regulations on Anti-Monopoly Matters Related to Internet Platform Companies

The PRC Anti-Monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector. The guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, tying or attaching unreasonable trading conditions, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition.

Regulations Relating to Information Security and Privacy Protection

Regulations on Information Security

In recent years, PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from abuse or unauthorized disclosure. Pursuant to the Decision on the Maintenance of Internet Security issued by the Standing Committee of the National People’s Congress in 2000 and amended on August 27, 2009, persons may be subject to criminal liabilities in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights and other activities prohibited by relevant laws and regulations.

The Administration Measures on the Security Protection of Computer Information Network with International Connections, issued by the Ministry of Public Security and last amended in 2011, prohibits using the internet in ways that result in a leak of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers and relevant local security bureaus may also have jurisdiction. If a value-added-telecommunications service license holder violates these measures, the government of the PRC may revoke its value-added-telecommunications service license and shut down its websites.

The Cyber Security Law of the PRC was promulgated by the Standing Committee of the National People’s Congress and took effect on June 1, 2017. Pursuant to it, network operators must comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks must take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. Network operators shall not collect personal information that is irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties. The Regulations on Cyber Security Supervision and Inspection of Public Security Organs, which were issued by the Ministry of Public Security and came into effect on November 1, 2018, is an important basis for the Public Security Bureau to strengthen the enforcement of the Cyber Security Law.

Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses rectification orders is subject to criminal penalty for (i) any dissemination of illegal information in large scale, (ii) any severe effect due to leakage of the client’s information, (iii) any serious loss of criminal evidence, or (iv) other severe situation. The amendment also states that any individual or entity that (i) sells or provides personal information to others that violates applicable law, or (ii) steals or illegally obtains any personal information, is subject to criminal penalty for severe violations. The Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which took effect on June 1, 2017. It clarifies several concepts regarding the crime of “infringement of citizens’ personal information,” including “citizen’s personal information,” “provision,” and “unlawful acquisition.”

The Civil Code of the PRC, which was issued by the National People’s Congress on May 28, 2020 and became effective from January 1, 2021, provides that personal information of natural persons is protected by law. The Civil Code defines the processing of personal information as the collection, storage, use, processing, transmittal, provision and disclosure of personal information. Furthermore, according to the Civil Code, any entity that engages in the processing of personal information must follow the principles of lawfulness, fairness, and necessity and may not overuse personal information, and they must obtain the consent of the natural person or his or her guardian, except as otherwise provided by laws and regulations.

Pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests, which was issued by the MIIT on October 31, 2019. The Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which was jointly issued by the Supreme People’s Court and the Supreme People’s Procuratorate and came into effect on November 1, 2019, further clarifies the meaning of internet service provider and the severe situations of the relevant crimes.

The Guidelines for Internet Personal Information Security Protection, issued by the Ministry of Public Security and came into effect on April 10, 2019, provide guidelines by internet service providers to carry out measures for personal information protection. These are non-binding standards and guidelines applicable to personal information holders, including both the enterprises that provide services via the internet and organizations or individuals that control and process personal information by using private networks or offline environments. The Guidelines for Internet Personal Information Security Protection requires such personal information holders to establish a personal information administrative control system, implement technical safeguards and protect personal information during their business processes.

The Measures on Cyber Security Review were jointly issued on April 13, 2020 and took effect on June 1, 2020. The measures provide detailed rules regarding cyber security review, and any operator in violation of the regulations shall be penalized in accordance with Article 65 of the Cyber Security Law.

On July 2, 2020, the Data Security Law (Draft) was published to solicit public comments. The Data Security Law (Draft) mainly sets forth specific provisions regarding establishing basic systems for data security management, including hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing Data security protection responsibility.

On August 31, 2020, the Administrative Provisions for Text Message and Voice Call Service (Draft) were published to solicit public comments. It provides that no entity or individual can send commercial text messages or make commercial calls to users without user consent. In case of violation, the relevant governmental authorities may order to make rectification, impose warnings or fines, make public announcements, or enforce other administrative measures. Under severe circumstances, the relevant governmental authorities may revoke the telecommunication licenses and phone number sources of the violating entity or individual.

On September 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Network Security Level Protection System and Critical Information Infrastructure Security Protection System, which stipulate that internet operators shall cooperate with public security authorities to crack down on illegal and criminal online activities. In the event of online crimes, material cyber security threats and incidents, the internet operators shall promptly report to and provide necessary assistance to the public security authorities.

On October 21, 2020, the Standing Committee of the National People’s Congress published a consultation draft of the Personal Information Protection Law, which takes revocable consent as its principal basis for processing personal information, introducing extra-territorial effect and restrictions on international data transfers and imposing revenue-based fines as the principal penalty for non-compliance

Regulations on Privacy Protection

The Regulations on Technological Measures for Internet Security Protection were issued by the Ministry of Public Security and came into effect on March 1, 2006. It requires internet service providers to utilize standard technical measures for internet security protection.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, which were issued by the MIIT and came into effect on March 15, 2012, internet service providers are also prohibited from collecting any personal user information or providing any information to third parties without the consent of the user. The Cyber Security Law provides an exception to the consent requirement where the information is anonymous, not personally identifiable and unrecoverable. Internet service providers must expressly inform the users of the method, content and purpose of the collection and processing of user personal information and may only collect information necessary for its services. Internet service providers are also required to properly maintain user personal information, and in case of any leak or likely leak of user personal information, they must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

In addition, the Decision on Strengthening Network Information Protection issued by the Standing Committee of the National People’s Congress on December 28, 2012 emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires internet service providers to establish and publish policies regarding the collection and use of personal electronic information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. Furthermore, the MIIT’s Order on Protection of Personal Information of Telecommunications and Internet Users, which took effect on September 1, 2013, contains detailed requirements on the use and collection of personal information as well as the security measures to be taken by internet service providers.

Regulations Relating to Taxation

Regulations on Enterprise Income Tax

The Enterprise Income Tax Law of the PRC was issued by the Standing Committee of the National People’s Congress in 2007 and most recently amended on December 29, 2018. The Implementation Rules for the Enterprise Income Tax Law of the PRC were issued by the State Council and were amended on April 23, 2019. According to these regulations, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with the PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control entity is within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but (i) have entities or premises in China, or (ii) have no entities or premises but have income generated from China. According to the Enterprise Income Tax Law, foreign-invested enterprises in the PRC are subject to a uniform enterprise income tax rate of 25%. A non-resident enterprise that has an establishment or premises within the PRC must pay enterprise income tax at a rate of 25% on its income that is derived from such establishment or premises inside the PRC and that is sourced outside the PRC but is actually connected with the said establishment or premises. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

Enterprises that are recognized as high and new technology enterprises in accordance with the Notice of the Ministry of Science, the Ministry of Finance and the State Administration of Taxation on Amending and Issuing the Administrative Measures for the Determination of High and New Tech Enterprises are entitled to enjoy a preferential enterprise income tax rate of 15%. The validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate of high and new technology enterprise. An enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

On February 3, 2015, the State Administration of Taxation issued the Announcement on Several Issues Concerning Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or SAT Circular 7. SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny of, indirect transfers by a non-resident enterprise of PRC taxable assets, which include assets of organizations and premises in the PRC, immovable property in the PRC and equity investments in PRC resident enterprises. For instance, if a non-resident enterprise transfers equity interest in an overseas holding company that directly or indirectly holds certain PRC taxable assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, SAT Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC taxable assets into a direct transfer and therefore impose PRC enterprise income tax at a rate of a 10% on the non-resident enterprise. On the other hand, indirect transfers falling into the scope of the safe harbors under SAT Circular 7 are not subject to PRC tax under SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

The State Administration of Taxation issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, which took effect on December 1, 2017 and was amended on June 15, 2018. According to SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount of equity transfer income.

Under SAT Circular 7 and the Law on the Administration of Tax Collection issued by the Standing Committee of the National People’s Congress in 1992 and last amended on April 24, 2015, in the case of an indirect transfer, entities or individuals that are obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity must declare and pay tax to the tax authorities in charge within seven days from the occurrence of the tax payment obligation. Where the withholding agent does not make withholding, and the transferor of equity does not pay the payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

Regulations on Dividend Tax

Pursuant to the SAT Circular on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Agreements, which took effect on February 20, 2009, all of the following requirements must be satisfied to enjoy the preferential tax rates provided under the tax agreements: (1) the tax resident that receives dividends should be a company as provided in the tax agreement; (2) the equity interest and voting shares of the PRC resident company directly owned by the tax resident satisfy the percentages specified in the tax agreement; and (3) the equity interest of the PRC resident company directly owned by such tax resident at any time during the 12 months prior to receiving the dividends satisfy the percentage specified in the tax agreement.

The Enterprise Income Tax Law provides that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. The income tax on the dividends may be reduced pursuant to a tax treaty between China and other applicable jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, issued by the State Administration of Taxation in 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the in-charge tax authority. However, based on the SAT Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued and effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the SAT Announcement of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, effective from April 1, 2018, to determine the “beneficial owner” status of a resident of the treaty counterparty seeking to enjoy tax treaty benefits, a comprehensive analysis must be carried out in accordance with the factors set out in the announcement.

On August 27, 2015, the State Administration of Taxation issued the Announcement on Promulgating the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which was amended on June 15, 2018. The announcement was repealed by the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which was propagated on October 14, 2019 and took effect on January 1, 2020. Under such announcement, non-resident taxpayers meeting conditions for enjoying the convention treatment may be entitled to the convention treatment themselves when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. Such taxpayers who make their own declaration must self-assess whether they are entitled to tax treaty benefits, make truthful declarations and submit the relevant reports, statements and materials required by the relevant tax authorities.

Regulations on Value-added Tax

All entities and individuals engaged in the sale of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax, or VAT, in accordance with the Provisional Regulations on Value-added Tax of the PRC and its implementation rules. The Provisional Regulations on VAT were issued by the State Council in 1993 and amended by the Notice of Adjustment of VAT Rates issued on April 4, 2018 and by the Notice of Strengthening Reform of VAT Policies issued on March 20, 2019. VAT payable is calculated as “output VAT” minus “input VAT”. The rate of VAT varies from 3% to 13% depending on the product type.

Regulations Relating to Intellectual Property

Regulations on Trademark Law

Trademarks in the PRC are governed by the Trademark Law of the PRC, last amended on April 23, 2019 and effective on November 1, 2019, and the Regulations for the Implementation of Trademark Law of the PRC, last amended on April 29, 2014 and effective on May 1, 2014. The Trademark Office of the National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC and the Trademark Review and Adjudication Board of the State Administration for Market Regulation under the State Council is responsible for handling trademark disputes.

Registered trademarks in the PRC refer to trademarks that have been approved and registered by the Trademark Office, including commodity trademarks, service trademarks, collective marks and certification marks. A trademark registrant will enjoy an exclusive right to use the trademark, which will be protected by laws and regulations. Any visible mark in the form of word, graphic, alphabet, number, 3D (three-dimension) mark, color combination or the combination of these elements that can distinguish the commodities of the natural person, legal person or other organizations from those of others can be registered as a trademark. A trademark for which an application is filed for registration must be distinctive to be distinguishable, and may not go against the legitimate rights previously obtained by others. A trademark registrant is entitled to include the words “Registered Trademark” or a sign indicating that it is registered.

Any of the following acts will be an infringement upon the right to exclusive use of a registered trademark: (1) using a trademark that is identical to a registered trademark on the same kind of commodities without a license from the registrant of the registered trademark; (2) using a trademark that is similar to a registered trademark on the same kind of commodities, or using a trademark that is identical or similar to the registered trademark on similar goods without a license from the registrant of the registered trademark, if the use is likely to cause confusion; (3) selling commodities that infringe upon the right to exclusive use of a registered trademark; (4) counterfeit or unauthorized production of the label of another’s registered trademark, or sale of any such label that is counterfeited or produced without authorization; (5) changing a registered trademark and putting the commodities with the changed trademark into the market without the consent of the registrant of the registered trademark; (6) providing, intentionally, facilitation for activities infringing upon others’ exclusive right of trademark use, and facilitating others to commit infringement on the exclusive right of trademark use; or (7) causing other damage to the right to exclusive use of a holder of a registered trademark. In the event of infringement of the registered trademark above that leads to disputes, the parties concerned may settle such disputes through negotiations; if no negotiation is prospective or fails, the trademark registrant or any interested party may file a lawsuit before the People’s Court or request the administrative department for market regulation for handling.

Regulations on Patent Law

Patents in the PRC are mainly protected under the Patent Law, which was issued by the Standing Committee of the National People’s Congress in 1984 and last amended on December 27, 2008, and its implementation rules, which were promulgated by the State Council in 2001 and last amended on January 9, 2010. Draft amendments to the Patent Law are currently under review. The Patent Law and its implementation rules provide for three types of patents: “invention,” “utility model” and “design.” “Invention” refers to any new technical solution relating to a product, a process or improvement thereof; “utility model” refers to any new technical solution relating to the shape, structure, or their combination, of a product, which is suitable for practical use; and “design” refers to any new design of the shape, pattern, color or the combination of any two of them, of a product, that creates an aesthetical feeling and is suitable for industrial application. Invention patents are valid for 20 years, while design patents and utility model patents are valid for 10 years, each calculated from the date of application. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

If a dispute arises due to patent infringement, the dispute must be settled through consultation involving both parties. If one or both parties are unwilling to submit to consultation, or if the consultation fails, then the patentee or any interested party may initiate legal proceedings in the People’s Court, or request the patent administrative department to handle the matter.

On October 17, 2020, the Standing Committee of the National People’s Congress promulgated the Decision on Revising the Patent Law of the PRC, and the revised Patent Law will take effect on June 1, 2021. The new Patent Law of the PRC provides that the duration of a patent right for “design” is 15 years from the date of application.

Regulations on Domain Names

Domain names are protected under the Administrative Measures on Internet Domain Names, issued by the MIIT on August 24, 2017 and effective as of November 1, 2017. It regulates efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other relevant activities within the territory of the PRC. A person that has domain name root servers, an institution for operating domain name root servers, a domain name registry and a domain name registrar operating within the territory of the PRC must obtain a permit for this purpose from the MIIT or the relevant communications administration of the local province, autonomous region or municipality. Domain name owners must register their domain names, and the MIIT is in charge of the administration of PRC internet domain names. In the case of infringement, the telecommunications authority will take measures to stop the infringer and give it a warning or impose a fine of more than RMB10,000 but less than RMB30,000 depending on the seriousness of the case.

Regulations on Copyright and Software Products

Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC, which took effect in 1991 and was most recently amended on November 11, 2020, and the related rules and regulations. The next amendment to the Copyright Law will take effect on June 1, 2021. Under the Copyright Law, works of Chinese citizens, legal persons or other organizations, whether published or not, enjoy copyright in their works, which include works of literature, art, architectural works, natural science, social science, graphic works and model works such as engineering design plan, product design plan, map, schematic diagram and computer software. The term of protection for copyrighted software is 50 years.

In order to further implement the Computer Software Protection Regulations, the National Copyright Administration issued the Measures for the Registrations of Computer Software Copyright effective on February 20, 2002, which provides procedures for software copyright registration, license contract registration and transfer contract registration. The Copyright Protection Center of the PRC is mandated as the software registration institution under the regulations.

Similarly, under the Computer Software Protection Regulations last amended on January 30, 2013 and became effective on March 1, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on the software they develop, regardless of whether the software has been released publicly. Software copyright commences from the date on which the development of the software is completed. A software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council. A registration certificate issued by the software registration institution is a preliminary proof of the registered items. The protection period for software copyright of a legal person or other organizations shall be fifty years, concluding on December 31 of the fiftieth year after the software’s initial release.

Regulations Relating to Labor

Regulations on Labor Contract

The main PRC employment laws and regulations applicable to us include the Labor Law, the Labor Contract Law, the Implementing Regulations on the Labor Contract Law of the PRC and other relevant laws and regulations.

The Labor Law was last amended on December 29, 2018. Under the Labor Law, employers shall enter into employment contracts with their employees based on the principles of equality, consent and agreement through consultation. Wages will be paid based on the policy of performance, equal pay for equal work, lowest wage protection and special labor protection for female workers and juvenile workers. The Labor Law also requires employers to establish and effectively implement a system of ensuring occupational safety and health, educate employees on occupational safety and health, preventing work-related accidents and reducing occupational hazards. Employers are also required to pay their employees’ social insurance premiums.

The Labor Contract Law was last amended on December 28, 2012 and took effect on July 1, 2013. Under the Labor Contract Law and its implementing regulations, enterprises established in the PRC shall enter into employment agreements with their employees to provide for the term of employment, job duties, work time, holidays and statutory payments, labor protection, working condition and occupational hazard prevention and protection and other essential contents. Both employers and employees will duly perform their duties. The Labor Contract Law also provides for the scenario of rescission and termination. Except for certain situations explicitly stipulated in the Labor Contract Law that are not subject to economic compensation, economic compensation shall be paid to the employee by the employer for the rescission or termination of the employment agreement.

Regulations on Social Insurance and Housing Funds

Pursuant to the Social Insurance Law of the PRC, which was last amended on December 29, 2018, the PRC established social insurance systems such as basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance and maternity insurance. Employers must apply for completion of social security registration with the local social security agency within 30 days from the date of incorporation with their business license, registration certificate or corporation seal. Employers that fail to complete social security registration will be ordered by the social security administrative authorities to make correction within a stipulated period; where correction is not made within the stipulated period, the employers will be subject to fines ranging from one to three times the amount of the payable social security premiums, and the person(s)-in-charge who is/are directly accountable and other directly accountable personnel will be subject to fines ranging from RMB500 to RMB3,000. If an employer does not pay the full amount of social insurance premiums as scheduled, the social insurance premium collection institution will order it to make the payment or make up the difference within the stipulated period and impose a daily surcharge equivalent to 0.05% of the overdue payment from the date on which the payment is overdue. If payment is not made within the stipulated period, the relevant administration department will impose a fine from one to three times the amount of overdue payment.

Pursuant to the Regulations on the Administration of Housing Funds last amended on March 24, 2019, employers must complete housing funds registration with local housing fund administration centers and open housing fund accounts for their employees in the bank. Employers must, within 30 days from their date of establishment, go through housing funds registration with local housing fund administration centers and complete housing fund account establishment procedures for employees with the examination and approval documents of the housing fund management center within 20 days from completion of registration. The contribution rate of housing funds of an employee and employer may not be less than 5% of the monthly average salary in the previous year, and cities with good conditions may properly raise the contribution rate. Employers are required to pay and deposit housing funds on behalf of their employees in full and in a timely manner, and any employer that fails to open such bank account or contribute housing funds may be fined and ordered to make payment within a prescribed time limit. If the employer still fails to do so, the housing fund administration center may apply to the court for enforcement of the unpaid amount.

Pursuant to the Opinions of the General Office of the State Council on Comprehensively Promoting the Implementation of the Combination of Maternity Insurance and Basic Medical Insurance for Employees issued on March 6, 2019, maternity insurance and basic medical insurance for employees will be consolidated. On July 20, 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Reform Plan of the State Tax and Local Tax Collection Administration System. Under this plan, tax authorities are responsible for the collection of social insurance contributions in the PRC beginning from January 1, 2019.

Pursuant to the Interim Measures for Participation in Social Insurance by Hong Kong, Macao and Taiwan Residents in the Mainland, which was promulgated by the Ministry of Human Resources and Social Security on November 29, 2019, effective on January 1, 2020, employers registered in the Mainland China shall contribute basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for Hong Kong, Macao and Taiwan residents who are employed or recruited by them.

Regulations Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal law governing foreign currency exchange in the PRC is the Foreign Exchange Administration Regulations of the PRC. The Foreign Exchange Administration Regulations, most recently amended on August 5, 2008, stipulates that Renminbi is freely convertible into other currencies for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. However, it is not freely convertible for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval is obtained from SAFE, or its local branch, and prior registration with SAFE is made.

Pursuant to the Regulation of Settlement, Sale and Payment of Foreign Exchange, promulgated by the People’s Bank of China and effective on July 1, 1996, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial supporting documents and, in the case of capital account item transactions, obtaining approvals from SAFE or its local counterpart. Foreign-invested enterprises are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC. However, foreign exchange transactions involving overseas direct investment or investment and exchange in securities and derivative products abroad are subject to registration with SAFE and approval from or filing with the relevant PRC government authorities.

The Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign Invested Enterprises, issued by SAFE and most recently amended on December 30, 2019, further expanding the extent of convertibility under direct investment. It stipulates that the use of capital funds and exchange settlement funds by foreign-invested enterprises will be subject to foreign exchange management regulations and the implementation of negative list management.

On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts. It unifies the Discretional Foreign Exchange Settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to foreign exchange capital in the capital account that has been confirmed by the relevant policies subject to the Discretional Foreign Exchange Settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) and which can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circulars could result in administrative penalties under the Regulations of the PRC on Foreign Exchange Control and relevant provisions. Furthermore, it stipulates that the use of foreign exchange income of capital accounts of foreign-invested enterprises must follow the principles of authenticity and self-use within the business scope of enterprises. Foreign exchange income of capital accounts and capital in Renminbi obtained by foreign-invested enterprises from foreign exchange settlement may not be directly or indirectly used for the following purposes: (i) payment outside of the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) investment in securities or financial schemes other than bank-guaranteed products unless otherwise provided by relevant laws and regulations; (iii) granting loans to non-connected enterprises, unless otherwise permitted by its business scope; and (iv) construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

On January 26, 2017, SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks must check board resolutions regarding profit distribution, the original versions of tax filing records and audited financial statements; and (ii) domestic entities must hold income to account against previous years’ losses before remitting profits. Moreover, domestic entities must make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28, which cancels the restrictions on the domestic equity investment with capital of non-investment foreign-invested enterprises, including the capital obtained from foreign exchange settlement. Such investments should be real and should be in compliance with the relevant laws, regulations and rules, including the provisions of the 2020 Negative List. In addition, it stipulates that qualified enterprises in certain pilot areas may use their capital income from capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

On April 10, 2020, SAFE issued the Notice on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business. It stipulates that on the premise of ensuring the true and compliant use of funds and compliance with the existing regulations on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction. The authority to process the deregistration of qualified overseas loans under domestic guarantee and overseas lending shall be delegated to banks.

Regulations on Dividend Distribution

Pursuant to the laws and regulations on foreign investment, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China must allocate at least 10% of their respective accumulated after-tax profits each year, after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until these reserves have reached 50% of the registered capital of the enterprises. A PRC company may not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. These reserves are not distributable as cash dividends. According to the Rules on the Accounting of Financial Enterprises released by the Ministry of Finance, financial enterprises shall allocate general risk reserves prior to the distribution of dividends.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, for the purpose of simplifying the approval process and for the promotion of the cross-border investment. SAFE Circular 37 supersedes the Notice on Relevant Issues on the Foreign Exchange Administration of Raising Funds through Overseas Special Purpose Vehicle and Investing Back in China by Domestic Residents, and revises and regulates the relevant matters involving foreign exchange registration for round-trip investment. Under SAFE Circular 37, (1) PRC residents (including PRC entities and PRC individuals) must register with the local SAFE branch before he or she contributes assets or equity interest in an overseas special purpose vehicle that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (2) following the initial registration, PRC residents must update their SAFE registration when the offshore special purpose vehicle undergoes material events relating to any change of basic information, including change of such PRC citizens or residents’ name, operation term, increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

Pursuant to the SAFE Circular on Further Simplification and Improvement of Foreign Exchange Administration on Direct Investment, which was amended on December 30, 2019, the registrations described in the preceding paragraph must be directly reviewed and handled by qualified banks, and SAFE and its branches will perform indirect regulation over the foreign exchange registration through qualified banks.

Failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control the company from time to time are required to register with SAFE in connection with their investments in the company. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulations on Stock Incentive Plans

On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies. Individuals participating in any stock incentive plan of any overseas publicly listed company who are Chinese citizens or foreign citizens who reside in mainland China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE or its local branches and complete certain other procedures. These plan participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stock or interests and fund transfers. In addition, the agent in China is required to further amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the mainland Chinese agent or the overseas entrusted institution or other material changes. The Chinese agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the Chinese agents before distribution to such PRC residents. Under the Circular of the State Administration of Taxation on Issues Concerning Individual Income Tax in Relation to Equity Incentives promulgated by the State Administration of Taxation and effective from August 24, 2009, listed companies and their domestic organizations must, according to the individual income tax calculation methods for “wage and salary income” and stock option income, lawfully withhold and pay individual income tax on such income.

Regulations on Loans Between a Foreign Company and its Chinese Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in the PRC and is regulated by various laws and regulations, including the Regulation on Foreign Exchange Administration of the PRC, the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the Ministry of Finance and implement on March 1, 2003, the Administrative Measures for Registration of Foreign Debts promulgated by SAFE on April 28, 2013 and amended on May 4, 2015 and the Notice of the People’s Bank of China on Matters Concerning the Prudent Macro Management of All Cross-Border Financing promulgated on January 11, 2017. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches. SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register the permitted amounts of foreign debts, which is as twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amounts and directly handle the relevant procedures in banks without registration of each foreign debt. However, the non-financial enterprise should report its international income and expenditure regularly.

Regulations Relating to Outbound Direct Investment

The Administrative Measures on Overseas Investments was promulgated by the NDRC and took effect on March 1, 2018. Pursuant to it, non-sensitive overseas investment projects are required to make record filings with the local branch of the NDRC. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with a local branch of Ministry of Commerce. The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE in 2012 and last amended on December 30, 2019, under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the relevant authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

Regulations Relating to M&A Rules and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Market Regulation, the CSRC and SAFE, issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which was amended on June 22, 2009. Foreign investors are subject to the M&A Rules when they purchase equity interest of a domestic company or subscribe for the increased capital of a domestic company that changes a domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets via such foreign-invested enterprise; or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. The M&A Rules also provide that if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger or acquisition shall be subject to examination and approval by the Ministry of Commerce.

The M&A Rules and other recently adopted regulations and rules concerning mergers and acquisitions also establish additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

Hong Kong Regulations

Introduction

The Securities and Futures Commission of the Hong Kong SAR is an independent statutory body set up to regulate Hong Kong’s securities and futures markets.

The Securities and Futures Ordinance, including its subsidiary legislation, is the principal legislation regulating the securities and futures industry in Hong Kong, including the regulation of securities and the offering of investments to the public in Hong Kong, and intermediaries and their conduct of regulated activities. In particular, Part V deals with licensing and registration matters. The Securities and Futures Ordinance is administered by the Securities and Futures Commission.

Overview of Licensing Requirements

The Securities and Futures Ordinance provides a single licensing regime under which there are 12 types of regulated activities, namely: dealing in securities; dealing in futures contracts; leveraged foreign exchange trading; advising on securities; advising on futures contracts; advising on corporate finance; providing automated trading services; securities margin financing; asset management; providing credit rating services; dealing in OTC derivative products or advising on OTC derivative products (not yet in operation as at the date hereof); and providing client clearing services for OTC derivative transactions.

As of the date of this annual report, Lu International (Hong Kong) Limited was licensed under the Securities and Futures Ordinance to carry out dealings in securities, advising on securities and asset management.

Certain Other Requirements

When considering the fitness and properness of a corporate applicant, the Securities and Futures Commission looks at those matters in respect of its substantial shareholders, directors, shadow directors, officers and any person who is to be employed or associated with the applicant. The Securities and Futures Commission may also look at any other corporation in the same group or any director, shadow director or officer of such corporation.

In addition, licensed corporations, licensed representatives and responsible officers (i) must remain fit and proper as defined under the Securities and Futures Ordinance at all times, (ii) is required to maintain minimum paid-up share capital and liquid capital, and (iii) are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Terrorist Financing issued by the Securities and Futures Commission.

Specific Requirements for Our Business

Licensed corporations must adhere to the Securities and Futures Commission’s Guidelines on Online Distribution and Advisory Platforms when conducting their regulated activities in providing order execution and distribution services via online platforms.

For those licensed corporations who propose to onboard clients with Hong Kong bank accounts via online approach, they shall follow the acceptable approach issued by the Securities and Futures Commission, namely that the licensed corporation shall:

(1)

obtain a client agreement which is signed by a client by way of an electronic signature together with a copy of the client’s identity document (an identity card or relevant sections of the client’s passport);

(2)

successfully transfer an initial deposit of not less than HK$10,000 from a bank account in the client’s name maintained with a licensed bank in Hong Kong (Designated Bank Account) to the intermediary’s bank account;

(3)	conduct all future deposits and withdrawals for the client’s trading account through the Designated Bank Account(s) only; and

(4)	maintain proper records of the account opening process for each client which are readily accessible for compliance checking and audit purposes.

For those licensed corporations who propose to employ certification services for client account opening, they are required to engage certification services providers being recognized by the Electronic Transactions Ordinance (Cap. 553) or accepted by the HKSAR government.

Singapore Regulations

Introduction

The Securities and Futures Act (Cap. 289) of Singapore, including its subsidiary legislation, is the principal legislation regulating the activities and institutions in the securities and derivatives industry in Singapore, including the regulation of capital markets products, the offering of investments to the public in Singapore, and intermediaries and their conduct of regulated activities. In particular, Part IV deals with matters relating to holders of capital markets services license and their representatives.

The Securities and Futures Act is administered by the Monetary Authority of Singapore, which is the regulatory body in Singapore. The functions of the Monetary Authority of Singapore include acting as the central bank of Singapore and conducting integrated supervision of the financial services sector and financial stability surveillance.

Under the Securities and Futures Act, capital markets products include securities and units in a collective investment scheme. Unless otherwise exempted, the Securities and Futures Act requires all offers of securities or securities-based derivatives contracts to be accompanied by a prospectus and product highlights sheet that comply with such requirements as may be prescribed by the Monetary Authority of Singapore and is lodged and registered by the Monetary Authority of Singapore. Unless otherwise exempted, an offer of units in a collective investment scheme, which must be authorized (if it is constituted in Singapore) or recognized (if it is constituted outside Singapore) by the Monetary Authority of Singapore, must be made in or accompanied by a prospectus and product highlights sheet that complies with such requirements as may be prescribed by the Monetary Authority of Singapore and is lodged and registered by the Monetary Authority of Singapore.

Overview of Licensing Requirements

Under the Securities and Futures Act, any person who carries on a business in a regulated activity or holds itself out as carrying on a business in a regulated activity in Singapore must be a holder of a capital markets services license for that regulated activity, unless any exemption applies. Any individual or body corporate or unincorporated, whether in Singapore or otherwise, is required to seek the approval of the Monetary Authority of Singapore before obtaining effective control of a holder of a capital markets services license. A person is regarded as obtaining effective control if the person will acquire or hold, directly or indirectly, 20% or more of the issued share capital of the holder or control, directly or indirectly, 20% or more of the voting power in the holder.

Further, if a person actively markets to the public in Singapore, whether by itself or another person on his behalf, and whether in Singapore or from a place outside of Singapore, any services that it provides and such services, if provided in Singapore, would constitute a regulated activity, then that person may also be subject to the licensing requirements.

Regulations on Data Privacy and Protection

The Personal Data Protection Act 2012 (No. 26 of 2012) of Singapore governs the collection, use and disclosure of individuals’ personal data by organizations. The Personal Data Protection Act also established the Personal Data Protection Commission to administer and enforce it. Personal data means data, whether true or not, about an individual who can be identified from that data or from that data and other information to which the organization has or is likely to have access.

An organization is required to comply with the following obligations prescribed by the Personal Data Protection Act:

•	obtain the consent of the individual before collecting, using, or disclosing his personal data, for purposes that a reasonable person would consider appropriate in the circumstances;

•	notify the individual of the purpose of collecting his personal data;

•	only use personal data for purposes consented by the individual;

•	put in place mechanisms for individuals to withdraw their consent;

•

take reasonable efforts to ensure that personal data collected is accurate and complete if the personal data is likely to be used to make a decision that affects the individual, or is likely to be disclosed to another organization;

•	when requested, correct any error or omission in an individual’s personal data;

•

upon an individual’s request, provide an individual with his personal data in the organization’s possession and control, as well as information about the ways in which the personal data has been used or disclosed in the past year;

•	protect personal data by making reasonable security arrangements to prevent unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks;

•

cease to retain personal data as long as it is reasonable to assume that the purpose for which it was collected is no longer being served by retaining it and the retention is no longer necessary for business or legal purpose;

•	not to transfer any personal data out of Singapore except in accordance with the requirements set out in the Personal Data Protection Act; and

•	implement the necessary policies and practices in order to meet its obligations under the Personal Data Protection Act and make information about its policies and practices available on request.

If the Personal Data Protection Commission finds that an organization is not complying with any provision in the Personal Data Protection Act, it may direct the organization to stop collecting, using or disclosing personal data in contravention of the act, destroy personal data collected in contravention of the act, comply with any direction of the Personal Data Protection Commission to provide access to or correct the personal data and/or to pay a financial penalty.

Indonesia Regulations

Introduction

Peer-to-peer lending platforms in Indonesia are non-bank financial service providers entirely supervised by the Indonesia Financial Services Authority, or the OJK.

Summary of Peer-to-Peer Lending Regulation

Below is a summary of OJK Regulation No. 77/POJK.01/2016 regarding information technology-based lending services:

•	Entity/Ownership

Foreign shareholder capitalization is allowed with a maximum ownership of 85% from the total capitalization. Minimum capital requirement is 2.5 billion Indonesian Rupiah.

•	Registration & Licensing

A peer-to-peer lending company must register its activities with the OJK. Within one year after registration, a peer-to-peer lending company must submit a license application to the OJK.

•	Limitation of Activities

Borrower should be Indonesian citizen or business entity domiciled in Indonesia. Lender could be Indonesian or foreign entity/company. Each borrower in peer-to-peer lending is limited to borrow a maximum of 2 billion Indonesian Rupiah.

•	OJK Approval

Approval from the OJK must be obtained for any changes to capitalization and shareholder composition.

•	Mitigation Risk

Peer-to-peer lending company shall make sure that it meets risk mitigation requirement such as (a) electronic know-your-customer procedure feasibility, (b) customer mobile phone access for facial recognition, voice recognition and location, (c) credit scoring availability, and (d) cooperation with credit insurance to protect lender.

•	Customer Protection

To protect customer, peer-to-peer lending company must be transparent in providing all information under loan agreement, which must ensure fairness of business, privacy of customer data, and provisions for dispute solution.

•	DC and DRC

Data center and data recovery center of a peer-to-peer lending company must be within Indonesian territory.

•	Anti-Money Laundering & Terrorism Prevention

Peer-to-peer lending company shall implement anti-money laundering and terrorism prevention procedures by way of know-your-customer or customer due diligence in accordance with OJK anti-money laundering regulations.

•	Prohibition

Peer-to-peer lending company is prohibited from the following activities: (i) conducting any business activities other than those regulated under the OJK; (ii) acting as lender or borrower; (iii) providing guarantee for third party’s liability; (iv) providing recommendations to users; (v) issuing bonds/debt securities (e.g. promissory notes or medium term notes); and (vi) conducting direct marketing to users or the public through personal communication media without customer approval.

•	Report

(1)	At the registration stage, a peer-to-peer lending company shall carry out monthly and quarterly reporting to the OJK;

(2)	At the licensing stage, a peer-to-peer lending company shall carry out monthly and yearly reporting to the OJK, which form shall be in accordance with the OJK template.

The OJK is currently in the process of amending OJK Regulation No. 77/POJK.01/2016 and the changes are expected to be issued in the first half of 2021.

Overview of Licensing Requirements for Peer-to-Peer Lending

As part of peer-to-peer regulation requirements, peer-to-peer lending company must obtain peer-to-peer license from the OJK, the requirements for which include: (i) with respect to the company’s corporate documents, providing corporate profile in accordance with the OJK template, the company’s latest shareholding structure and proof of capital injection, which shall not originate from loans; and (ii) with respect to the company’s business and operations, obtaining ISO 27001 certification regarding information security, carrying out socialization activities in 12 provinces throughout Indonesia to support financial inclusion, having a permanent office, sufficient manpower and ecosystem readiness with third parties such as banks, payment gateways, auditors, data center/data recovery center, collection agencies, e-commerce companies and credit insurance companies, meeting OJK standard successful rate; and becoming a member of Indonesia Fintech Lending Associate and connect with its fintech data center.

Regulations on Data Privacy and Protection

As of the date of this annual report, the Indonesia government is still in the process of discussion and finalization of a specific law regarding data protection. In the absence of such a law, there are certain regulations concerning the use of electronic data. The principal law governing data protection in Indonesia is Law No. 11 of 2008 regarding Electronic Information and Transactions, as amended by Law No. 19 of 2016 regarding the Amendment of the Electronic Information and Transactions Law, Government Regulation No. 71 of 2019 regarding Provisions of Electronic Systems and Transactions, and its implementing regulation, Ministry of Communications & Information Regulation No. 20 of 2016 regarding the Protection of Personal Data in an Electronic System. The regulation is supervised by the Ministry of Communications & Information, which is the key regulatory authority for data protection in Indonesia. The regulation defines personal data as any data relating to a person that is identified and/or is self-identifiable, or is combined with other information, directly or indirectly, through electronic and non-electronic systems.

Specifically for financial institution, the OJK issued OJK Regulation No. 1/POJK.07/2013 regarding Financial Consumer Protection, which was last amended by OJK Regulation No. 18/POJK.07/2018. The regulation prohibits financial service providers from disclosing customer personal data and/or information to third parties, unless they receive written consent from the customer or are required to make such disclosure by law.

Failure to comply with such requirements on personal data will subject the company to administrative sanction that terminates the company’s access to such personal data.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and our principal consolidated affiliated entities:

(1)

Shenzhen Ping An Financial Technology Consulting Co., Ltd, Xinjiang Tongjun Equity Investment Limited Partnership, Shanghai Lanbang Investment Limited Liability Company and Linzhi Jinsheng Investment Management Limited Partnership hold 49.99%, 29.55%, 18.29% and 2.17%, respectively, of the equity interests in each of Shanghai Xiongguo Corporation Management Co., Ltd. and Shenzhen Lufax Holding Enterprise Management Co., Ltd.

(2)

Shanghai Xiongguo Corporation Management Co., Ltd. and Shanghai Huikang Information Technology Co., Ltd. hold 99.995% and 0.005%, respectively, of the equity interests in Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.

(3)	Harmonious Splendor Limited and Ping An Puhui Enterprises Management Co., Ltd. hold 90.625% and 9.375%, respectively, of the equity interests in Chongqing Jin An Microloan Limited.
(4)

Ping An Insurance (Group) Company of China, Ltd., Harmonious Splendor Limited, Weikun (Shanghai) Technology Service Co., Ltd., and Jinjiong (Shenzhen) Technology Service Limited hold 30%, 28%, 27% and 15%, respectively, of the equity interests in Ping An Consumer Finance Co., Ltd.

Our Relationship with Ping An Group

Ping An Group is a top 2 Fortune Global 500 financial institution by revenue in 2020 with over three decades of operating history in China. It offers a full suite of financial services that span the insurance, banking, securities, trust, investment, leasing, healthcare and technology industries. We enjoy significant benefits by having members of Ping An Group as our principal shareholders and strategic partners and by having extensive cooperation across the Ping An ecosystem, which serves approximately 218 million financial services customers. Our business operations and development strategies are supported by Ping An Group in a number of key areas including branding, customer acquisition, credit enhancement, analytics and insights, licenses, and technology. As part of the Ping An ecosystem, we enjoy access to the rest of the Ping An ecosystem and products capabilities spanning insurance, investment, and banking, and have established close business cooperation with Ping An Group, including a mutually beneficial relationship with our credit enhancement partner Ping An P&C, which provided credit enhancement to 85.3% of the outstanding balance of loans we had facilitated as of December 31, 2020. Through the Ping An ecosystem, we also have access to valuable insights built on analytics. In addition, many of the technologies that we use, such as facial and voice recognition technology, AI and machine learning algorithms, and the application of blockchain to suitability management, have been licensed from Ping An Group and OneConnect.

Contractual Arrangements with Our Principal Consolidated Affiliated Entities

PRC laws and regulations impose restrictions on foreign ownership and investment in certain internet-based businesses. We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws, regulations and regulatory requirements, we have entered into a series of contractual arrangements, mainly (i) through Weikun (Shanghai) Technology, our wholly foreign owned entity, with Shanghai Xiongguo and Shanghai Lufax, our consolidated affiliated entities, and the shareholders of Shanghai Xiongguo and Shanghai Lufax to obtain effective control over Shanghai Xiongguo and Shanghai Lufax and their subsidiaries, and (ii) through Lufax (Shenzhen) Technology, our wholly foreign owned entity, with Shenzhen Lufax Enterprise Management, our consolidated affiliated entity, and the shareholders of Shenzhen Lufax Enterprise Management to obtain effective control over Shenzhen Lufax Enterprise Management and its subsidiaries.

We currently conduct some of our business through our principal consolidated affiliated entities, Shanghai Xiongguo, Shanghai Lufax and Shenzhen Lufax Enterprise Management, and their subsidiaries based on these contractual arrangements, which allow us to:

•	exercise effective control over our consolidated affiliated entities and their subsidiaries;

•	receive substantially all of the economic benefits from our consolidated affiliated entities and their subsidiaries; and

•	have an exclusive option to purchase all or part of the equity interests and assets in our consolidated affiliated entities and when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of our consolidated affiliated entities under IFRS. We have consolidated the financial results of Shanghai Xiongguo, Shanghai Lufax and Shenzhen Lufax Enterprise Management and their subsidiaries in our consolidated financial statements in accordance with IFRS.

Contractual Arrangements with Shanghai Xiongguo, Shanghai Lufax and Their Respective Shareholders

Agreements that Allow Us to Receive Economic Benefits from Shanghai Xiongguo and Shanghai Lufax

Exclusive Business Cooperation Agreements. Weikun (Shanghai) Technology entered into exclusive business cooperation agreements with each of Shanghai Xiongguo and Shanghai Lufax. Pursuant to these agreements, Weikun (Shanghai) Technology have the exclusive right to provide Shanghai Xiongguo and Shanghai Lufax with comprehensive business support, technical support and consulting services. Without Weikun (Shanghai) Technology’s prior written consent, Shanghai Xiongguo and Shanghai Lufax shall not accept any consulting and/or services covered by these agreements from any third party. Shanghai Xiongguo and Shanghai Lufax agree to pay service fees based on services provided and market conditions on a quarterly basis. Weikun (Shanghai) Technology owns the intellectual property rights arising out of the services performed under these agreements. Unless Weikun (Shanghai) Technology terminates these agreements or pursuant to other provisions of these agreements, these agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by Weikun (Shanghai) Technology with 30 days’ advance written notice.

Agreements that Provide Us with Effective Control over Shanghai Xiongguo and Shanghai Lufax

Voting Trust Agreements. Through a series of voting trust agreements, each shareholder of Shanghai Xiongguo and Shanghai Lufax irrevocably authorizes Weikun (Shanghai) Technology or any person(s) designated by Weikun (Shanghai) Technology to act as its attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shanghai Xiongguo and Shanghai Lufax, including but not limited to the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The voting trust agreement is irrevocable and remains in force continuously upon execution.

Share Pledge Agreements. Weikun (Shanghai) Technology has entered into a share pledge agreement with each shareholder of Shanghai Xiongguo and Shanghai Lufax. Pursuant to these share pledge agreements, each shareholder of Shanghai Xiongguo and Shanghai Lufax has pledged all of its equity interest in Shanghai Xiongguo and Shanghai Lufax to Weikun (Shanghai) Technology to guarantee the performance by such shareholder and Shanghai Xiongguo and Shanghai Lufax of their respective obligations under the exclusive business cooperation agreements, the voting trust agreements, the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If Shanghai Xiongguo and Shanghai Lufax or any of their shareholders breach any obligations under these agreements, Weikun (Shanghai) Technology, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shanghai Xiongguo and Shanghai Lufax agrees that before his or her obligations under the contractual arrangements are discharged, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of Weikun (Shanghai) Technology. These share pledge agreements will remain effective until Shanghai Xiongguo and Shanghai Lufax and their shareholders discharge all their obligations under the contractual arrangements. We have completed the registration of the above share pledge with the relevant office of the Administration for Industry and Commerce of China in July 2015 and August 2015, respectively.

Agreements that Provide Us with Option to Purchase the Equity Interests and Assets in Shanghai Xiongguo and Shanghai Lufax

Exclusive Option Agreements. Weikun (Shanghai) Technology has entered into exclusive option agreements with Shanghai Xiongguo and Shanghai Lufax and their respective shareholders. Pursuant to these exclusive option agreements, the shareholders of Shanghai Xiongguo and Shanghai Lufax have irrevocably granted our Weikun (Shanghai) Technology or any third party designated by Weikun (Shanghai) Technology an exclusive option to purchase all or part of their respective equity interests in Shanghai Xiongguo and Shanghai Lufax. In addition, Shanghai Xiongguo and Shanghai Lufax have irrevocably granted Weikun (Shanghai) Technology or any third party designated by Weikun (Shanghai) Technology an exclusive option to purchase all or part of their respective assets in Shanghai Xiongguo and Shanghai Lufax. The purchase price of equity interests in Shanghai Xiongguo and Shanghai Lufax will be the lowest price permitted by law. The purchase price of assets in Shanghai Xiongguo and Shanghai Lufax will be the lowest price permitted by law. Without Weikun (Shanghai) Technology’s prior written consent, Shanghai Xiongguo and Shanghai Lufax shall not amend their articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on their assets, business or revenue, enter into any material contract outside the ordinary course of business, merge with any other persons, make any investments or distribute dividends. The shareholders of Shanghai Xiongguo and Shanghai Lufax also undertake that they will not transfer, gift or otherwise dispose of their respective equity interests in Shanghai Xiongguo and Shanghai Lufax to any third party or create or allow any encumbrance on their equity interests within the terms of these agreements. These agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by Weikun (Shanghai) Technology with 30 days’ advance written notice.

Contractual Arrangements with Shenzhen Lufax Enterprise Management and Its Shareholders

Agreement that Allows Us to Receive Economic Benefits from Shenzhen Lufax Enterprise Management

Exclusive Business Cooperation Agreement. Lufax (Shenzhen) Technology entered into exclusive business cooperation agreement with Shenzhen Lufax Enterprise Management. Pursuant to the agreement, Lufax (Shenzhen) Technology has the exclusive right to provide Shenzhen Lufax Enterprise Management with comprehensive business support, technical support and consulting services. Without Lufax (Shenzhen) Technology’s prior written consent, Shenzhen Lufax Enterprise Management shall not accept any consulting and/or services covered by the agreement from any third party. Shenzhen Lufax Enterprise Management agrees to pay service fees on a quarterly basis. Lufax (Shenzhen) Technology owns the intellectual property rights arising out of the services performed under the agreement. Unless Lufax (Shenzhen) Technology terminates the agreement or pursuant to other provisions of the agreement, the agreement will remain effective for ten years and will be automatically renewed for another five years unless terminated by Lufax (Shenzhen) Technology with 30 days’ advance written notice.

Agreements that Provide Us with Effective Control over Shenzhen Lufax Enterprise Management

Voting Proxy Agreement. Through the voting proxy agreement, each shareholder of Shenzhen Lufax Enterprise Management irrevocably authorizes Lufax (Shenzhen) Technology or any person(s) designated by Lufax (Shenzhen) Technology to act as its attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shenzhen Lufax Enterprise Management, including but not limited to the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The voting proxy agreement is irrevocable and remains in force continuously upon execution.

Share Pledge Agreement. Lufax (Shenzhen) Technology has entered into a share pledge agreement with each shareholder of Shenzhen Lufax Enterprise Management. Pursuant to the share pledge agreement, each shareholder of Shenzhen Lufax Enterprise Management has pledged all its equity interest in Shenzhen Lufax Enterprise Management to Lufax (Shenzhen) Technology to guarantee the performance by such shareholder and Shenzhen Lufax Enterprise Management of their respective obligations under the exclusive business cooperation agreement, the voting proxy agreement, the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If Shenzhen Lufax Enterprise Management or any of its shareholders breaches any obligations under these agreements, Lufax (Shenzhen) Technology, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shenzhen Lufax Enterprise Management agrees that before its obligations under the contractual arrangements are discharged, it will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of Lufax (Shenzhen) Technology. The share pledge agreement will remain effective until Shenzhen Lufax Enterprise Management and its shareholders discharge all their obligations under the contractual arrangements. We have completed the registration of the share pledge with the relevant office of the Administration for Market Regulation of China in April 2019.

Letters of Undertakings. Each of the four individual shareholders of the direct shareholders of Shenzhen Lufax Enterprise Management signed a letter of undertakings to our company. Under these letters, the signing indirect shareholder has separately irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfill his or her obligations under the contractual arrangement, that he or she will unconditionally transfer his or her equity interest in Shenzhen Lufax Enterprise Management to any person designated by Shenzhen Lufax Enterprise Management and the transferee will be deemed to be a party to the contractual arrangements and will assume all of his or her rights and obligations as such under the contractual arrangements. Each signing indirect shareholder represents that his or her spouse has no ownership interest in his or her equity interest in Shenzhen Lufax Enterprise Management. Each signing indirect shareholder further represents that, he or she will not, commit any conduct or omission that is contrary to the purpose and intention of the contractual arrangements, that leads or may lead to any conflict of interest between Shenzhen Lufax Enterprise Management and our company and our subsidiaries, and that if, during his or her performance of the contractual arrangements, there is a conflict of interest between the signing indirect shareholder and our company and our subsidiaries, the signing indirect shareholder will protect the legal interests of Lufax (Shenzhen) Technology under the contractual arrangements and follow the instructions of our company.

Spousal Consent Letters. The spouses of the four individual shareholders of the direct shareholders of Shenzhen Lufax Enterprise Management each signed a spousal consent letter. Under these letters, each signing spouse respectively agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in Shenzhen Lufax Enterprise Management and the relevant contractual arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in Shenzhen Lufax Enterprise Management and committed not to impose any adverse assertions upon his or her spouse’s respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the relevant contractual arrangements, and committed that he or she will take all necessary measures for the performance of those arrangements.

Agreements that Provide Us with Option to Purchase the Equity Interests and Assets in Shenzhen Lufax Enterprise Management

Exclusive Option Agreements. Lufax (Shenzhen) Technology has entered into exclusive option agreements with Shenzhen Lufax Enterprise Management and its shareholders. Pursuant to these exclusive option agreements, the shareholders of Shenzhen Lufax Enterprise Management have irrevocably granted our Lufax (Shenzhen) Technology or any third party designated by Lufax (Shenzhen) Technology an exclusive option to purchase all or part of their respective equity interests in Shenzhen Lufax Enterprise Management. In addition, Shenzhen Lufax Enterprise Management has irrevocably granted Lufax (Shenzhen) Technology or any third party designated by Lufax (Shenzhen) Technology an exclusive option to purchase all or part of their respective assets in Shenzhen Lufax Enterprise Management. The purchase price of equity interests in Shenzhen Lufax Enterprise Management will be the higher of (i) the total capital contribution to the registered capital of Shenzhen Lufax Enterprise Management multiplied by the percentage of equity interests purchased, (ii) the amount of loan provided by Lufax (Shenzhen) Technology multiplied by the percentage of equity interests purchased, if applicable, and (iii) the lowest price permitted by law. The purchase price of assets in Shenzhen Lufax Enterprise Management will be the higher of the net book value of the assets to be purchased and the lowest price permitted by law. Without Lufax (Shenzhen) Technology’s prior written consent, Shenzhen Lufax Enterprise Management shall not amend their articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on their assets, business or revenue, enter into any material contract outside the ordinary course of business, merge with any other persons, make any investments or distribute dividends. The shareholders of Shenzhen Lufax Enterprise Management also undertake that they will not transfer, gift or otherwise dispose of their respective equity interests in Shenzhen Lufax Enterprise Management to any third party or create or allow any encumbrance on their equity interests within the terms of these agreements. These agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by Lufax (Shenzhen) Technology with 30 days’ advance written notice.

In the opinion of Haiwen & Partners, our PRC counsel: (i) the ownership structures of our consolidated affiliated entities and our WFOEs, currently do not result in violation of PRC laws and regulations currently in effect; and (ii) except for certain clauses regarding the remedies or reliefs that may be awarded by an arbitration tribunal and the power of courts to grant interim remedies in support of the arbitration and the winding-up and liquidation arrangements, the agreements under the contractual arrangements between our WFOEs, our consolidated affiliated entities and their shareholders governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in violation of PRC laws or regulations currently in effect.

However, Haiwen & Partners has also advised that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for the operation of our consolidated affiliated entities do not comply with PRC government restrictions on foreign investment in our business, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Risk Factors—Risks Relating to Doing Business in China.”

D.	Property, Plant and Equipment

We are headquartered in Shanghai. We have 654 offices in China and another 4 offices in Hong Kong, Singapore, and Indonesia. The following table sets forth a summary of our facilities as of December 31, 2020:

	Number of Facilities	Aggregate Size (m2)
Guangdong	78	79,505
Shanghai	20	72,845
Jiangsu	57	58,183
Sichuan	31	45,278
Shandong	31	40,908
Anhui	23	30,151
Henan	34	29,434
Hubei	28	28,633
Hebei	25	27,519
Zhejiang	42	24,927
Other	289	221,390

Total	658	658,774

We lease our premises under lease agreements. The lease terms vary from three months to six years. Much of our system hardware is hosted in leased facilities located in Shanghai, Shenzhen and Hebei that are operated by our IT staff. We also maintain a real-time backup system and a remote backup system at separate facilities also located in Shanghai, Shenzhen and Hebei. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

We are a leading technology-empowered personal financial services platform in China. We primarily address the large unmet demand for personal lending among small business owners as well as salaried workers in China, and we provide tailor-made wealth management solutions to China’s fast growing middle class and affluent population.

We operate our retail credit facilitation business under a capital-light business model. Our income is primarily from retail credit facilitation service fees. We optimize the use of our own capital and our credit exposure by engaging with third-party funding partners and credit enhancement partners in our business model. Unlike in the traditional bank retail lending model, where both funding and credit risk are borne by the banks’ own balance sheets, the loans that we facilitate in our retail credit business are primarily funded by third-party funding sources and the credit risks are mostly borne by the credit enhancement partners. In 2020, our funding partners funded 98.4% of the volume of new loans we facilitated, and we funded only 1.6% through our licensed microloan and consumer finance companies.

Our wealth management business generates income primarily from wealth management transaction and service fees. We facilitate the distribution of third-party financial products and do not assume product risks or obligations to meet any implicit guarantee expectations. We assess investor risk tolerance and facilitate products and portfolios based on KYC and KYP ratings to reduce suitability-related risk. In order to comply with PRC laws, related regulations and regulatory requirements, we operate our wealth management business in China in part through consolidated affiliated entities. See “Item 4. Information on the Company—A. History and Development of the Company.”

Two members of Ping An Group are among our three largest shareholders and we benefit significantly from our relationship with Ping An Group. See “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Ping An Group.”

Our total income grew from RMB40.5 billion in 2018 to RMB47.8 billion in 2019 and RMB52.0 billion (US$8.0 billion) in 2020. Our profit before income tax grew from RMB18.6 billion in 2018 to RMB19.4 billion in 2019 and RMB17.9 billion (US$2.7 billion) in 2020. We earned a positive net profit for each of the past three years, with net profits of RMB13.6 billion, RMB13.3 billion, and RMB12.3 billion (US$1.9 billion) in 2018, 2019 and 2020, respectively, and we had a net margin of 23.6% in 2020.

Factors Affecting Our Results of Operations

Changes in Our Business Model

We have gradually shifted to a capital-light business model since 2017, although the changes have not all been in one direction, since the structure of our income has undergone some changes due to regulatory requirements and changes in accounting rules. The income contribution from retail credit facilitation service fees has grown from 73.0% in 2018 to 82.2% in 2019 before declining to 75.8% in 2020, while the income contribution from net interest income has decreased from 14.6% to 8.2% and then increased to 14.9% and the income contribution from guarantee income has decreased from 2.0% to 1.0% and then increased to 1.2%. After we stopped using individual investors on our peer-to-peer platform as a funding source in August 2019, we transitioned smoothly to obtaining most of our third-party funding from banks and trust plans, and our ability to facilitate loans has not been constrained by our funding supply. Going forward, we may adjust the percentage of the risk that we share on the loans that we facilitate, whether by providing more of the funding or more of the credit enhancement, but without departing from a fundamentally capital-light business model. The balance of loans facilitated has increased from RMB375.0 billion as of December 31, 2018 to RMB545.1 billion (US$83.5 billion) as of December 31, 2020.

In our wealth management business, we stopped facilitating the offering of B2C products in the second half of 2017 and peer-to-peer products in August 2019, and we have replaced them with a growing volume of other products including asset management plans, bank products, mutual funds, and private investment funds, among others. Client assets invested in current products increased from RMB369.4 billion as of December 31, 2018 to RMB407.2 billion (US$62.4 billion) as of December 31, 2020, while legacy products decreased from RMB186.9 billion as of December 31, 2018 to RMB19.4 billion (US$3.0 billion) as of December 31, 2020.

Acquisition and Retention of High Quality Customers

Our retail credit facilitation business primarily targets small business owners and salaried workers in China who have access to commercial bank credit, real estate property and financial assets. We have a strong distribution capability across three channels. Our direct sales network had over 58,000 full-time employees covering more than 280 cities across China as of December 31, 2020. We may potentially access approximately 218 million financial services customers in the Ping An ecosystem, as well as over 280 active third-party channel partner entities. We also have around 4,000 employees engaged in targeted online and telemarketing campaigns as of December 31, 2020. Since 2017, we have strategically adjusted our channel mix to enhance our ability to address the needs of the high quality borrowers we target. The number of our cumulative borrowers increased from 10.3 million as of December 31, 2018 to 14.5 million as of December 31, 2020, and the volume of new loans we facilitated grew from RMB397.0 billion in 2018 to RMB565.0 billion (US$86.6 billion) in 2020. Our ability to refine the mix of these distribution channels to acquire high quality borrowers is essential to maintaining our growth and profitability.

Our wealth management business targets middle class and affluent individuals who are generating massive demand for wealth management services but are underserved by traditional financial institutions. We acquire our investors from a mixture of online channels and member referrals. Our strong brand and customer satisfaction have been instrumental in helping us acquire and retain investors. Despite ceasing to facilitate the offering of B2C and peer-to-peer products, we have been successful in retaining investors in these products and persuading them to invest in other products on our platform, even as we reduced our spending on investor acquisition at the same time. Our retention rate, which we define as the percentage of the active investors as of one year earlier who were still active investors at the end of that year, has shown steady improvement at 91.0% as of December 31, 2018, 93.3% as of December 31, 2019, and 96.8% as of December 31, 2020.

Mix and Pricing of Products and Services

Our retail credit facilitation business offers a full suite of products to meet different borrower demands, including secured and unsecured loans, with a variety of tenors and sizes. For our retail credit facilitation business, we earn a mix of retail credit facilitation service fees, net interest income and guarantee income, depending on the funding and credit enhancement arrangements. As our retail credit facilitation service fees are comprised of loan facilitation service fees and post-origination service fees, the relatively large ticket sizes and long tenors of the loans we facilitate give us a larger and more stable income stream with visibility beyond the current period. Our borrowers’ repayment behaviors and early repayment options affect the effective tenors of the loans we facilitate. Borrowers’ early repayments of loans reduce the number of months that our retail credit facilitation service fees or interest income can be recognized and thus affect the total amount of our fees and interest income in absolute terms. In particular, it is common for small business owners to early repay as most of them use these loans as a supplement to their working capital. Borrowers typically applied for 36 month loans to reduce their monthly repayment pressure and early repaid the loans after their short-term liquidity needs were fulfilled. In 2020, early repayment accounted for 42.4% of the total attrition for the general unsecured loans and 71.0% of the total attrition for the secured loans that we had facilitated. Borrowers’ decisions whether to make early repayments can be affected by a number of factors such as early repayment fees we charge the borrowers, interest rate trends and the availability of other financing options in the market. In a falling interest rate environment, borrowers are more likely to early repay to refinance their loans at lower interest rates, whereas they are less likely to early repay loans when future borrowings would require a higher interest rate. As the fees for our products and services vary, our income and profitability are affected by the amount and mix of our products and services. In addition, the growth of our retail credit facilitation business is driven by our pricing capabilities for the loans that we facilitate.

Our wealth management business facilitates the offering of a full suite of products with broad risk and return profiles. In addition to wealth management products, we also offer personalized, value-added services. We receive service fees for facilitating the offering of these products and offering services. Our take rates differ across different product and service types. High customer loyalty on the platform improves our ability to facilitate the distribution of products with higher take rates, such as private investment funds and insurance products, and increases our bargaining power over product partners for higher take rates.

Collaboration with High Quality Third-Party Providers

Maintaining a healthy collaborative relationship with institutional funding partners is critical to our capital-light retail credit business model. In 2020, 63.3% of all loans originated through our platform were funded directly by a total of 51 banks, and another 35.1% by trust plans representing an even larger number of diverse investors. In 2020, none of our funding sources accounted for more than 10% of the funding for the loans originated through our platform. In addition, we collaborate with six third-party credit insurance partners, including primarily Ping An P&C. Sourcing borrowers with low credit risk provides value to both third-party funding partners and third-party credit enhancement partners and strengthens our relationships with both of them. As we continue to source high quality borrowers who require lower APRs, our collaboration with quality third-party partners who understand this segment of the market improves our ability to provide reasonably priced funding and credit enhancement solutions to our borrowers. We have achieved initial success in testing a model where we and our funding partners share more of the risks and more of the returns from loans, and we believe that we can build on this initial success as more funding partners become comfortable with our risk management capabilities and track record.

Our wealth management business seeks to establish, maintain and grow long-term relationships with financial institution investment product providers, including banks, trust companies, securities companies, insurance companies and fund management companies, in order to provide attractive investment opportunities to our platform investors. We facilitated the offering of approximately 9,500 products on our platform as of December 31, 2020, sourced from 436 third-party product providers. We need to maintain or increase the number, variety and quality of wealth management products on our platform in order to reliably facilitate the right products to the right investors.

Risk Management

Even as we limit the amount of direct credit risk we are willing to bear at any time, the end-to-end performance of our risk management system remains crucial to the success of our business. An accurate evaluation of credit risk is key to our ability to attract third-party partners. Risk management empowers us to identify creditworthy customers who have been underserved by traditional financial institutions, offer differentiated products to borrowers with different risks profiles, and improve our overall loan performance. Our mature collection framework and data collected from these efforts also represent an integral part of our advanced risk management system, enhancing our relationship with our funding partners and credit enhancement partners. As of December 31, 2018, 2019 and 2020, our DPD 30+ delinquency rate, which we define as the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans, was 0.5%, 0.6% and 0.7%, respectively, for secured loans we facilitated, and 1.8%, 1.8% and 2.3%, respectively, for general unsecured loans we facilitated.

We take no investment risk on the wealth management products whose sale we facilitate through our platform. The risk management system for our wealth management business concentrates on suitability-related risk, which, if not handled properly, may result in losses that affect our financial performance. To better understand our platform investors’ risk tolerance, we have developed proprietary data-driven KYC models to supplement traditional investor questionnaires. For KYP purposes, we have built models to assign risk ratings to both investment products and their providers. Building upon our ability to accurately assess investors and products through our KYC and KYP systems, we have established an effective matching algorithm that automatically assess investor risk tolerance and product ratings to ensure that appropriate products and portfolios are offered to suitable investors. We believe that our ability to control suitability-related risk is essential to maintaining client satisfaction and promoting reinvestment on our platform.

Operational Efficiency

Our operational efficiency and cost structure have a large impact on the results of our business. Our variable costs are primarily comprised of sales and marketing expenses and operation and servicing expenses. Our sales and marketing expenses primarily relate to borrower acquisition expenses and, to a much lesser extent, investor acquisition and retention expenses. Our fixed costs, which are primarily comprised of general and administrative expenses and technology and analytics expenses, benefit significantly from economies of scale. In particular, the application of advanced technology in our credit assessment and loan collection process scales up our capabilities without a proportionate increase in operational expenses. Our fixed costs as a percentage of our total income declined from 11.0% in 2018 to 10.0% in 2019 to 9.2% in 2020.

Economic Conditions in China

The demand for retail credit facilitation and wealth management in China is dependent upon overall economic conditions. General economic factors, including GDP growth, the interest rate environment and unemployment rates, may affect borrowers’ willingness to seek loans and investors’ ability and desire to invest. The gradual slowing in the growth rate of the Chinese economy in recent years has created headwinds for our own growth. COVID-19 or trade tensions may have adverse long-term effects that could further reduce economic growth or cause the Chinese economy to contract. In addition, individuals’ levels of disposable income may affect their creditworthiness and potentially lead to changes in default rates, as well as potentially affect the amount they are able to invest in wealth management products.

Regulatory Environment in China

The regulatory environment for retail credit facilitation and wealth management in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. The Chinese government has been putting the pieces in place for a more mature regulatory framework covering all aspects of our business. New regulations may result in both opportunities and challenges for us by weeding out weaker players, triggering consolidation within the industry and increasing compliance risk. We have a proven record of navigating complex regulatory changes over the last several years, as we have comprehensively overhauled our product offerings and business models, and we will continue to make efforts to ensure that we are in compliance with the existing and new laws, regulations and governmental policies relating to our industry.

On– And Off–Balance Sheet Treatment Of Loans And Risk Exposure

Our business model is capital-light. As a loan facilitation platform, we have established diversified funding sources, including banks, trust plans and our own licensed microloan and consumer finance subsidiaries, to ensure that we have scalable and stable funding. We help banks to source prospective borrowers and the banks extend loans to select individuals among those prospective borrowers using their own funds. We also work with trust companies to set up trust plans with loans that we facilitated as the underlying assets. Our funding partners disburse the loans and earn the loan interest income and we earn retail credit facilitation service fees for the services we provide and guarantee income for the credit enhancement services we provide. Third-party funding sources supplied the overwhelming majority of the funding for the loans that we facilitated in 2019 and 2020, with only the remaining funded by us directly through our licensed microloan and consumer finance companies. Those loans that are funded by us directly through our licensed microloan and consumer finance companies are recorded on our balance sheet at net carrying amount, whether or not third parties provide credit enhancement on those loans.

Due to the needs of investors in certain trust plans with loans we facilitated as the underlying assets, we hold subordinated tranches of the trust plans or put in guarantee deposits. We consolidate the loans under this trust funding model on our balance sheet. In addition, we consolidate trust plans under other circumstances based on control and variable return assessment in accordance with IFRS 10. Although the loans underlying the consolidated trust plans are recorded on our balance sheet, these trust plans are a capital-light funding source for us, with substantially all credit risks insured or guaranteed by credit enhancement partners, and they do not change our role as a loan facilitator by nature. As of December 31, 2020, we consolidated 66.6% of the outstanding balance of loans we facilitated with trusts as the funding source. All cash flows directly attributable to these on–balance sheet loans, including the contractual interest income, service fees, guarantee fees, and borrower acquisition expenses, are recorded as net interest income using the effective interest method in accordance with IFRS 9. As a result, the net carrying value of the loans we facilitated plus the interest receivables on those loans amounted to RMB119.8 billion (US$18.4 billion) as of December 31, 2020, which was recorded on our balance sheet.

As of December 31, 2020, we had credit risk exposure to only 6.3% of the outstanding balance of the loans we facilitated. The credit risk exposure between our third-party credit enhancement partners and ourselves is on a pari passu basis, meaning that we share losses in proportion to our respective guarantee arrangements. The parties that provide credit enhancement will indemnify the lender when the loans that we facilitated are 80 days past due. We need to record losses only to the extent of our exposed credit risk based on our guarantee products. For those loans that are less than 90 days past due, we will apply our estimation on the probability of default and loss given default under the expected credit loss impairment model to reach an amount of expected impairment losses which is charged to our income statement under impairment losses. If the loans are 90 days past due, we record our losses based on our best estimate of recoverable amount.

Key Operating Metrics

We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

	As of and For the Year Ended December 31,
	2018	2019	2020
	(RMB billions, except number of investors and percentages)
Retail Credit Facilitation
Outstanding balance of loans facilitated	375.0	462.2	545.1
Percentage with risk exposure for our company	5.3%	2.2%	6.3%
Off–balance sheet	339.5	414.0	426.7
Without credit risk exposure	335.0	409.4	405.7
With credit risk exposure	4.6	4.6	21.0
On–balance sheet	35.5	48.2	118.5
Without credit risk exposure	20.0	42.7	105.3
With credit risk exposure	15.4	5.5	13.2
Volume of new loans facilitated	397.0	493.7	565.0
Off–balance sheet	321.1	440.7	423.1
On–balance sheet	75.8	53.0	141.9
Weighted average contractual tenor (months)(1)
General unsecured products	34.8	35.2	35.3
Secured products	35.7	35.9	36.0
Retail credit facilitation service related income over average outstanding balance of loans facilitated(2)	11.1%	10.6%	9.8%
Wealth Management
Number of registered users (millions)	40.4	44.0	46.2
Number of active investors (millions)	11.2	12.5	14.9
Total client assets	369.4	346.9	426.6
Current products	182.5	243.6	407.2
Legacy products	186.9	103.3	19.4

(1)	Calculated as contractual tenor weighted by volume of new loans facilitated
(2)

Calculated as the sum of retail credit facilitation service fee, net interest income, guarantee income and the penalty fees and account management fees divided by the average outstanding balance of loans facilitated for each period.

Key Components of Our Results of Operations

Income

As a result of our capital-light business model, the majority of our income is fee-based income. Technology platform–based income represents our core income and accounted for 79.2% of our total income in 2020, as compared with 79.6% in 2018 and 87.7% in 2019. Technology platform–based income comprises two kinds of fees: retail credit facilitation service fees and wealth management transaction and service fees. Our retail credit business generates a mixture of retail credit facilitation service fees, net interest income and guarantee income, while our wealth management business primarily generates wealth management transaction and service fees.

Our on–balance sheet loans include loans that we fund ourselves directly through our licensed microloan and consumer finance subsidiaries and loans that we fund indirectly through consolidated trust plans that generate interest income recognized under IFRS 9. Our off–balance sheet loans generate retail credit facilitation service fees recognized under IFRS 15 and guarantee income to the extent that we supply part of the credit enhancement service. Although the underlying business arrangements might be similar, the application of IFRS 15 or IFRS 9 can have an impact on the timing and amount of fee or interest income recognition. Early repayment of loans by borrowers will reduce the number of months that the fees or interest income are being recognized and thus affect the total amount of fees or interest income in absolute terms.

The following table sets forth the breakdown of our total income, both in absolute amounts and as percentages of our total income, for the years and periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except percentages)
Technology platform–based income:
Retail credit facilitation service fees	29,576	73.0	39,325	82.2	39,457	6,047	75.8
Wealth management transaction and service fees	2,645	6.5	2,604	5.4	1,765	270	3.4

Total technology platform–based income	32,221	79.6	41,929	87.7	41,222	6,318	79.2
Net interest income	5,894	14.6	3,909	8.2	7,750	1,188	14.9
Guarantee income	814	2.0	465	1.0	602	92	1.2
Other income	508	1.3	879	1.8	1,517	232	2.9
Investment income	1,017	2.5	579	1.2	940	144	1.8
Share of net profits of investments accounted for using the equity method	46	0.1	73	0.2	15	2	0.0

Total income	40,500	100.0	47,834	100.0	52,046	7,976	100.0

Technology platform–based income

Technology platform–based income includes retail credit facilitation service fees and wealth management transaction and service fees.

Retail credit facilitation service fees

Retail credit facilitation services consist of both loan facilitation services and post-origination services, which are considered to be two distinctive services under one product provided to our borrowers and funding partners. Loan facilitation services include credit assessment of the borrower, facilitating loans from the funding partner to the borrower and providing technical assistance to the borrower and the funding partner. Post-origination services include repayment reminders, loan data management, and collection services.

The following table sets forth the breakdown of our retail credit facilitation service fees for the years and periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	(RMB millions)	(%)	(RMB millions)	(%)	(RMB millions)	(%)
Loan facilitation service fees	8,295	28.0	9,716	24.7	7,142	18.1
Post-origination service fees	21,281	72.0	29,608	75.3	32,315	81.9

Total retail credit facilitation service fees	29,576	100.0	39,325	100.0	39,457	100.0

We do not provide loan facilitation services or post-origination services on a standalone basis. Because retail credit facilitation service fees are recognized upon completion of different performance obligations, they include the service fees for both the off–balance sheet loans newly facilitated during the current financial year and those had been facilitated in previous years.

The following table sets forth the retail credit facilitation service fees that are expected to arise from the remaining performance of long-term contracts for our retail credit facilitation service as of December 31, 2020. Upon the fulfillment of the obligations under service contracts, the fees are expected to be recognized in the respective periods in the amounts as described in the table below given the best estimated loan repayment time. The actual amount that we recognize is subject to the actual repayment behavior of borrowers, which may differ from the estimation in our model. If early repayment increases, the total service fee expected to be paid by the borrowers decreases, thus decreasing the income we recognize for each of the loans facilitated, and the reverse is true if early repayment decreases. Although the estimate of loan repayment time represents our best estimate based on the information that is currently available to us, there is no assurance that the actual loan repayment time will not deviate from our best estimate, which in turn would affect the amounts of retail credit facilitation service fees in the respective expected periods of recognition.

Retail credit facilitation service fees	2021		2022		2023		Total
	(RMB millions, except percentages)
Expected period of recognition	22,815	67.5%	9,055	26.8%	1,950	5.8%	33,819	100.0%

When predicting the repayment behavior of borrowers and effective tenor of loans, historical early repayment data is the key indicator of future trends. On a regular basis, we review the actual early repayments that have occurred and adjust the early repayment assumption used in revenue recognition to reflect our best estimate of the effective tenor for outstanding loans.

The table below sets forth the estimated effective tenor of loans, after considering assumptions of early repayment, as of December 31, 2019 and 2020.

	As of December 31
	2019	2020
	(months)
General unsecured loans	21.41	19.18
Secured loans	15.92	12.64

The table below sets forth the impact of changes in estimated effective tenor on retail credit facilitation service fees of RMB33,819 million expected as of December 31, 2020 to be recognized in the remaining period of the loans when the remaining performance obligations are satisfied.

	General Unsecured loans	Secured loans	Total
	(RMB millions)
Change in estimated effective tenor
–1 month	(2,741)	(322)	(3,063)
+1 month	2,736	323	3,059

Changes to our funding mix such as the discontinuation of funding from peer-to-peer individual investors have not been a constraint on our growth, and volume of new loans facilitated continued to steadily grow as we successfully replaced the funding from peer-to-peer individual investors with other sources. See “Item 4. Information on the Company—B. Business Overview—Retail Credit Facilitation—Funding Sources.”

Wealth management transaction and service fees

Wealth management transaction and service fees consist primarily of fees from current products and fees from legacy products. Fees from current products are primarily generated from asset management plans, bank products, mutual funds, trust plans and other service fees such as technology service fees and service fees related to certain non-core businesses. Fees from legacy products mainly include fees for facilitating the offer of B2C and peer-to-peer product-related value-added services to wealth management investors. A portion of the fees from peer-to-peer product-related value-added services are recognized over the life of the products. Peer-to-peer-related loan facilitation service fees that we charge to our borrowers are recognized as retail credit facilitation service fees.

We ceased to facilitate the offering of B2C products in the second half of 2017 and peer-to-peer products in August 2019. These legacy products accounted for 82.4% of our wealth management transaction and service fees for the year ended December 31, 2019 and 42.1% for 2020. We generate fees from peer-to-peer product-related value-added services in proportion to the outstanding client assets balance and such fees will continue to contribute to our income with a declining proportion before it completely runs off in 2022. B2C products have run off completely and will have no impact on our future income.

The following table sets forth the breakdown of our wealth management transaction and service fees for the years indicated:

	In the Year Ended December 31,
	2018	2019	2020
	(RMB millions)
Current products
Bank products	3	89	288
Asset management plan products	85	139	153
Trust products	—	31	107
Mutual fund products	126	69	42
Other products(1)	3	3	3
Other service fees(2)	190	129	429

Current products	406	459	1,022
Legacy products	2,239	2,146	743

Total	2,645	2,604	1,765

(1)	Other products mainly include stocks and insurance products.

(2)

Other service fees primarily relate to technology service fees and a non-core business that involves the facilitation of financial assets trading among financial institutions. The income is primarily based on trading volume.

For more details on the average take rates of current products, see “Item 4. Information on the Company—B. Business Overview—Wealth Management—Products and Product Partners.”

Net interest income

Net interest income consists primarily of net interest income from consolidated trusts and microloans and consumer finance. Due to regulatory changes in December 2017, we no longer funded loans from our microloan subsidiaries on a large scale. In late 2018, we began to introduce a third-party funded trust plan model under which some, but not all, of the trust plans required consolidation under IFRS 10. Under IFRS 10, we consolidate those trust plans over which we have control and from which we receive variable returns which are affected by our control over these trust plans. Consequently, we recognize net interest income based on the cash flows directly attributable to loans funded by these consolidated trust plans using the effective interest rate method. Hence, borrower acquisition expenses from such third-party funded trust plans are recognized as offsetting net interest income under IFRS 9. However, we only bear limited credit risk even in the trusts that we consolidate, consistent with our capital-light model. In June 2020, we also started to serve consumers under our licensed consumer finance subsidiary. See “Item 4. Information on the Company—B. Business Overview—Retail Credit Facilitation— Funding Sources—Trusts” and “—On– and Off–Balance Sheet Treatment of Loans and Risk Exposure.”

The following table sets forth the breakdown of our net interest income for the years indicated. Net interest income accounted for 8.2% of our total income in 2019 and 14.9% of our total income in 2020.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
		(in millions)
Consolidated trust plans:
Interest income	—	2,030	10,641	1,631
Interest expense	—	(965)	(4,283)	(656)

Net interest income from consolidated trust plans:	—	1,066	6,358	974
Microloans and consumer finance:
Interest income	10,243	2,896	1,396	214
Interest expense	(4,349)	(52)	(3)	0

Net interest income from microloans and consumer finance	5,894	2,844	1,393	213

Net interest income	5,894	3,909	7,750	1,188

Guarantee income

As part of our integrated capital-light business model, no matter whether under our bank-funding model or trust-funding model, our third-party credit enhancement partners provide the majority of the credit enhancement. We earn guarantee income as a return to our credit risk exposure to the extent that we provide credit enhancement service for loans we facilitate. We do not provide guarantees as a stand-alone service for loans that we did not facilitate. Guarantee income consists primarily of the fees we charge to our borrowers for the guarantee services we provide on loan products. Guarantee income accounted for 1.0% of our total income in 2019 and 1.2% of our total income in 2020.

Other income

Other income consists primarily of account management service fees and penalty fees. Account management service fees represent service fees charged to credit enhancement partners for reminder services provided to them for loans facilitated by us that are covered by their credit enhancement services. Penalty fee income represents both late payment fees and early repayment fees paid by borrowers. Other income accounted for 1.8% of our total income in 2019 and 2.9% of our total income in 2020.

Investment income

Investment income primarily consists of interest income and realized and unrealized gains and losses on financial assets and financial investments, which mainly consist of asset management plans, mutual fund investments, trust plans, factoring products, structured deposits, bank wealth management products and debt investments. We mainly invest with an aim to balance capital preservation and liquidity needs. Investment income accounted for 1.2% of our total income in 2019 and 1.8% of our total income in 2020.

Total Expenses

Our expenses include sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses, among others. The following table sets forth the breakdown of our expenses, both in absolute amounts and as percentages of our total income, for the years indicated:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except percentages)
Sales and marketing expenses	10,767	26.6	14,931	31.2	17,814	2,730	34.2
General and administrative expenses	2,796	6.9	2,853	6.0	2,976	456	5.7
Operation and servicing expenses	4,367	10.8	5,471	11.4	6,031	924	11.6
Technology and analytics expenses	1,659	4.1	1,952	4.1	1,792	275	3.4
Credit impairment losses	935	2.3	1,863	3.9	3,035	465	5.8
Asset impairment losses	7	0.0	135	0.3	7	1	0.0
Finance costs	900	2.2	1,520	3.2	2,866	439	5.5
Other (gains)/losses – net	420	1.0	(325)	(0.7)	(384)	(59)	(0.7)

Total expenses	21,850	54.0	28,400	59.4	34,136	5,232	65.6

Sales and marketing expenses

Sales and marketing expenses consist primarily of borrower acquisition expenses, investor acquisition and retention expenses, and general sales and marketing expenses. Sales and marketing expenses account for a large percentage of our total expenses, and we expect that this will continue to be the case going forward.

Our borrower acquisition expenses mainly represent the expenses we incur for off–balance sheet loan facilitation as compensation to our sales employees and third-party channels. Borrower acquisition expenses are capitalized and amortized on a systematic basis consistent with revenue recognition. For our on–balance sheet loans, as part of the cash flows directly attributable to the loans, the corresponding expenses were reflected in net interest income rather than in borrower acquisition expenses, in accordance with IFRS 9.

Our business model for our retail credit business relies on sales channels, both our own and third-party ones, that employ large numbers of personnel. For example, we had over 58,000 employees in direct sales and around 4,000 employees in online telemarketing as of December 31, 2020.

The following table sets forth the breakdown of our borrower acquisition costs, both in absolute amounts and percentages of total borrower acquisition costs, for the years indicated:

	For the Year Ended December 31,
	2018		2019		2020
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except percentages)
Direct sales	2,045	42.3	3,646	41.8	4,928	755	42.8
Channel partners	1,863	38.5	3,925	45.1	5,510	844	47.9
Online and telemarketing	930	19.2	1,143	13.1	1,068	164	9.3

Total borrower acquisition costs	4,838	100.0	8,715	100.0	11,506	1,763	100.0

The borrower acquisition costs were all related to the off–balance sheet loans. The percentage of borrower acquisition costs paid to our direct sales team was consistent year over year while our borrower acquisition focus has shifted towards our channel partners and our direct sales channel as we continue to focus our sales and marketing efforts on a higher borrower quality and thus lower credit risk target customer segment.

Our investor acquisition and retention expenses mainly represent the costs incurred to acquire and retain investors. These included primarily expenses for our member referral channel and our online direct marketing channel. The expenses for our online direct marketing channel consist primarily of incentives paid for new investor referrals, coupons, and online marketing expenses.

The following table sets forth the breakdown of our investor acquisition and retention costs, both in absolute amounts and percentages of total investor acquisition and retention costs, for the years indicated:

	For the Year Ended December 31,
	2018		2019		2020
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except percentages)
Ping An ecosystem	495	45.5	476	53.1	485	74	59.1
Online direct marketing	500	46.0	324	36.7	298	46	36.3
Member referral	92	8.5	89	10.2	37	6	4.5

Total investor acquisition and retention costs	1,087	100.0	889	100.0	820	126	100.0

The investor acquisition and retention fee rate is relatively stable within each channel year over year, but we may change the channel mix from time to time as necessary to implement our strategy.

Our general sales and marketing expenses mainly represent payroll and related expenses for personnel engaged in marketing, brand promotion costs, consulting service fees, business development costs and other marketing and advertising costs.

The following table sets forth the breakdown of our sales and marketing expenses, both in absolute amounts and as percentages of our total sales and marketing expenses, for the years indicated:

	For the Year Ended December 31,
	2018		2019		2020
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except percentages)
Borrower acquisition	4,838	44.9	8,715	58.4	11,506	1,763	64.6
Investor acquisition and retention	1,087	10.1	889	6.0	820	126	4.6
General sales and marketing expenses	4,842	45.0	5,328	35.7	5,487	841	30.8

Total sales and marketing expenses	10,767	100.0	14,931	100.0	17,814	2,730	100.0

General and administrative expenses

General and administrative expenses consist primarily of employee benefit expenses and office rentals that are not included in sales and marketing, operation and servicing, or technology and analytics expenses, tax surcharges, consulting service fees, business entertainment costs and other expenses.

Operation and servicing expenses

Operation and servicing expenses consist primarily of (i) platform operation expenses, which mainly represent the expenses to external payment networks and partner banks for processing transactions, (ii) loan servicing expenses that are associated with facilitating and servicing loans, which mainly represent the expenses related to credit assessment, customer and system support, payment processing services and collection, (iii) the cost of operating consolidated trust plans and (iv) salaries and benefits for personnel associated operation and servicing.

Technology and analytics expenses

Technology and analytics expenses consist primarily of the expenses with respect to research and development expenses and maintenance expenses related to our technology systems, technology service fees, as well as depreciation and salaries and benefits for IT personnel.

Impairment Losses

We adopted IFRS 9 on January 1, 2018. Under IFRS 9, we use an expected loss model to determine and recognize impairments, which were recorded within credit impairment losses.

The following table sets forth credit and asset impairment losses for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	(RMB millions)
Credit impairment losses	935	1,863	3,035
Asset impairment losses	7	135	7

Total	942	1,998	3,042

The following table sets forth the key components of impairment losses for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	(RMB millions)
Loan-related(1)	813	761	2,996
Investment-related(2)	122	1,011	18
Others(3)	7	226	28

Total	942	1,998	3,042

(1)

Loan-related impairment losses consist of actual and expected losses from loan to customers, accounts and other receivables and contract assets related to our retail credit facilitation business and guarantee contracts.

(2)	Investment related impairment losses consist of losses from financial assets at amortized cost.
(3)	Other impairment losses primarily consist of losses from accounts and other receivables related to wealth management business, goodwill and intangible assets.

The investment-related impairment losses of RMB1.0 billion in 2019 mainly relate to impairment losses of legacy B2C-related financial assets at amortized cost. To facilitate the exit of investors after we discontinued our facilitation of the offering of B2C products in the second half of 2017, as a one-time event, we decided to repurchase certain trust plans, asset management plans and debt investments, and subsequently there were impairment costs on these assets. The increase in loan-related impairment losses in 2020 was primarily due to the growth of both risk-bearing loan balance on our balance sheet and guarantee exposure off–balance sheet as a result of our business growth, and the growth in provision in accounts receivables and contract assets related to our retail credit facilitation business caused by the COVID-19 pandemic.

Finance Costs

Finance cost primarily consists of the interest expenses in connection with our convertible promissory note issued in October 2015 for acquiring our retail credit facilitation business, interest expenses on the debt component of the convertible redeemable preferred shares, one-time interest expenses related to our C-round restructuring, interest expenses in connection with our optionally convertible promissory notes issued as part of our C-round restructuring and the interest expenses of our bank borrowings for general corporate operations that are not related to our retail credit facilitation business.

Taxation

Cayman Islands

We are incorporated as an exempted company in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Before April 1, 2018, our subsidiaries incorporated in Hong Kong were subject to Hong Kong profit tax at a rate of 16.5%. Since April 1, 2018, our subsidiaries incorporated in Hong Kong have been subject to Hong Kong profit tax at a rate of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over that amount. Hong Kong does not impose a withholding tax on dividends.

Singapore

Singapore has an income tax rate of 17%.

China

Generally, our subsidiaries and consolidated affiliated entities incorporated in China are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. Some of our subsidiaries are entitled to a favorable statutory tax rate of 15% under the Western Development Strategy or because of their qualifications as “High and New Technology Enterprises”, or because of favorable local tax treatment.

We are subject to value added tax, or VAT, at rates from 3% to 13%, and in the past at rates of up to 17%, on the services we provide to borrowers and investors, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since 2012 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Income tax expenses

For the years ended December 31, 2018, 2019 and 2020, our income tax expenses were RMB5.1 billion, RMB6.1 billion and RMB5.6 billion (US$0.9 billion), respectively. Our effective tax rate was 31.5% for 2019 and 31.5% for 2020. Our effective tax rate during these periods was higher than the PRC enterprise income tax rate of 25% primarily because a significant amount of our expenses are not deductible for tax purposes, including expenses of certain one-off marketing and other activities.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated, both in absolute amounts and as percentages of our total income. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2018		2019		2020
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except percentages)
Technology platform–based income:
Retail credit facilitation service fees:
Loan facilitation service fees	8,295	20.5	9,716	20.3	7,142	1,095	13.7
Post-origination service fees	21,281	52.5	29,608	61.9	32,315	4,953	62.1

Retail credit facilitation service fees	29,576	73.0	39,325	82.2	39,457	6,047	75.8
Wealth management transaction and service fees	2,645	6.5	2,604	5.4	1,765	270	3.4

Total technology platform–based income	32,221	79.6	41,929	87.7	41,222	6,318	79.2
Net interest income	5,894	14.6	3,909	8.2	7,750	1,188	14.9
Guarantee income	814	2.0	465	1.0	602	92	1.2
Other income	508	1.3	879	1.8	1,517	232	2.9
Investment income	1,017	2.5	579	1.2	940	144	1.8
Share of net profits of investments accounted for using the equity method	46	0.1	73	0.2	15	2	0.0
Total income	40,500	100.0	47,834	100.0	52,046	7,976	100.0
Sales and marketing expenses:
Borrower acquisition	(4,838)	(11.9)	(8,715)	(18.2)	(11,506)	(1,763)	(22.1)
Investor acquisition and retention	(1,087)	(2.7)	(889)	(1.9)	(820)	(126)	(1.6)
General sales and marketing expenses	(4,842)	(12.0)	(5,328)	(11.1)	(5,487)	(841)	(10.5)

Sales and marketing expenses	(10,767)	(26.6)	(14,931)	(31.2)	(17,814)	(2,730)	(34.2)
General and administrative expenses	(2,796)	(6.9)	(2,853)	(6.0)	(2,976)	(456)	(5.7)
Operation and servicing expenses	(4,367)	(10.8)	(5,471)	(11.4)	(6,031)	(924)	(11.6)
Technology and analytics expenses	(1,659)	(4.1)	(1,952)	(4.1)	(1,792)	(275)	(3.4)
Credit impairment losses	(935)	(2.3)	(1,863)	(3.9)	(3,035)	(465)	(5.8)
Asset impairment losses	(7)	(0.0)	(135)	(0.3)	(7)	(1)	(0.0)
Finance costs	(900)	(2.2)	(1,520)	(3.2)	(2,866)	(439)	(5.5)
Other gains/(losses)–net	(420)	(1.0)	325	0.7	384	59	0.7
Total expenses	(21,850)	(54.0)	(28,400)	(59.4)	(34,136)	(5,232)	(65.6)
Profit before income tax	18,649	46.0	19,434	40.6	17,910	2,745	34.4
Less: Income tax expenses	(5,073)	(12.5)	(6,117)	(12.8)	(5,633)	(863)	(10.8)

Net profit	13,576	33.5	13,317	27.8	12,276	1,881	23.6

Year ended December 31, 2020 compared to year ended December 31, 2019

Technology Platform–based Income

Our technology platform–based income decreased by 1.7% from RMB41.9 billion in 2019 to RMB41.2 billion (US$6.3 billion) in 2020. This decrease was primarily due to a decrease in wealth management transaction and service fees, partially offset by an increase in retail credit facilitation service fees.

Retail credit facilitation service fee

Our retail credit facilitation service fees increased by 0.3% from RMB39.3 billion in 2019 to RMB39.5 billion (US$6.0 billion) in 2020. This increase was primarily due to an increase of 9.1% in post-origination service fees from RMB29.6 billion in 2019 to RMB32.3 billion (US$5.0 billion) in 2020, partially offset by a decrease of 26.5% in loan facilitation service fees from RMB9.7 billion in 2019 to RMB7.1 billion (US$1.1 billion) in 2020. The 26.5% decrease in our loan facilitation service fees was mainly due to early repayments by borrowers, adjustments in product prices, and a 4% decrease in new off-balance sheet loans. The increase in post-origination service fees was primarily due to the growth in the outstanding balance of off–balance sheet loans facilitated through our platform between 2018 and 2020, partly offset by the impact from early repayment by borrowers in 2020.

Wealth management transaction and service fee

Our wealth management transaction and service fees decreased by 32.2% from RMB2.6 billion in 2019 to RMB1.8 billion (US$0.3 billion) in 2020. This decrease was primarily attributable to a decrease of 65.4% in our transaction and service fees for legacy products from RMB2.1 billion in 2019 to RMB0.7 billion (US$0.1 million) in 2020, partially offset by an increase of 123% in service fees for current products from RMB0.5 billion in 2019 to RMB1.0 billion (US$0.2 billion) in 2020. Transaction and service fees for legacy products decreased between these two periods primarily because we discontinued our facilitation of peer-to-peer products in August 2019.

Net Interest Income

Our net interest income increased by 98.3% from RMB3.9 billion in 2019 to RMB7.8 billion (US$1.2 billion) in 2020.

Consolidated trust plans

Our net interest income from consolidated trust plans increased from RMB1.1 billion in 2019 to RMB6.4 billion (US$1.0 billion) in 2020. In late 2018, we began to introduce a third-party funded trust plan model under which some, but not all, of the trust plans are required to be consolidated under IFRS 10. The increase of interest income from consolidated trust plans from RMB2.0 billion in 2019 to RMB10.6 billion (US$1.6 billion) in 2020, and the increase of interest expenses from RMB1.0 billion in 2019 to RMB4.3 billion (US$0.7 billion) in 2020, were both mainly driven by our increased use of such trust plan funding. Our average balance of loans originated by consolidated trust plans more than tripled from RMB20.2 billion in 2019 to RMB76.3 billion (US$11.7 billion) in 2020. Interest income represents interest income receivable by loans funded by these trust plans while interest expenses represent interests payable by these consolidated trust plans to their investors.

Microloans and consumer finance

Our net interest income from microloans and consumer finance decreased from RMB2.9 billion in 2019 to RMB1.4 billion (US$0.2 billion) in 2020, as we no longer funded loans directly through our microloan subsidiaries on a large scale and the outstanding balance of such loans continued to decline. The decrease in interest income from microloans and consumer finance from RMB2.9 billion in 2019 to RMB1.4 billion (US$0.2 billion) in 2020 was mainly driven by the 67.4% decrease in the average balance of loans disbursed by our microloan and consumer finance subsidiaries from RMB21.6 billion to RMB7.0 billion (US$1.1 billion). Interest expenses from microloans and consumer finance decreased from RMB52 million in 2019 to RMB3 million (US$0.5 million) in 2020, as a significant portion of the asset-backed securities we used to securitize the loans made by our microloan subsidiaries came to maturity in 2019 and the balance was continuously declining in 2020. Therefore, we ceased to incur any meaningful interest expenses payable to investors in asset-backed securities.

Guarantee Income

Our guarantee income increased by 29.5% from RMB0.5 billion in 2019 to RMB0.6 billion (US$92 million) in 2020. This increase was primarily attributable to the increase in the proportion of the loans we facilitated for which we had provided credit enhancement.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 19.3% from RMB14.9 billion in 2019 to RMB17.8 billion (US$2.7 billion) in 2020.

Borrower acquisition expenses

Our borrower acquisition expenses increased by 32.0% from RMB8.7 billion in 2019 to RMB11.5 billion (US$1.8 billion) in 2020. Our borrower acquisition expenses primarily represent the expenses we incur as compensation for new loans facilitated through our platform that generated retail credit facilitation service fees, both for loans facilitated in 2020 and for loans facilitated in prior years whose remaining balance and tenor of obligations had not lapsed.

Borrower acquisition expenses are considered incremental costs to obtain the contracts and are capitalized and amortized throughout the life cycle of the loan products in a systematic basis consistent with revenue recognition until the service period has ended due to repayment or maturity of loans. As our loan products have contractual tenors as long as 36 months, the increase in borrower acquisition costs and loans facilitated in 2018 and 2019 which we continued to serve in 2020 had a brought forward incremental impact on the borrower acquisition expenses in 2020.

The increase in borrower acquisition expenses was primarily due to (i) accelerated recognition of amortized selling expenses from loans originated in prior years as the result of early repayment by customers; and (ii) an increase of 11.6% in the average outstanding balance of the off–balance sheet loans facilitated through our platform, from RMB376.8 billion in 2019 to RMB420.3 billion (US$64.4 billion) in 2020.

Investor acquisition and retention expenses

Our investor acquisition and retention expenses decreased by 7.8% from RMB0.9 billion in 2019 to RMB0.8 billion (US$0.1 billion) in 2020 due to greater efficiency.

General sales and marketing expenses

Our general sales and marketing expenses increased by 3.0% from RMB5.3 billion in 2019 to RMB5.5 billion (US$0.8 billion) in 2020. The increase in marketing and promotional activities associated with the growth of the volume of new loans we facilitated by 14.4% from RMB493.7 billion in 2019 to RMB565.0 billion (US$86.6 billion) in 2020 was partially offset by greater cost control efforts we undertook during 2020.

General and Administrative Expenses

Our general and administrative expenses increased by 4.3% from RMB2.9 billion in 2019 to RMB3.0 billion (US$0.5 billion) in 2020. This increase was primarily due to the increase in the scale of our business, partially offset by cost control measures we instituted in 2020.

Operation and Servicing Expenses

Our operation and servicing expenses increased by 10.2% from RMB5.5 billion in 2019 to RMB6.0 billion (US$0.9 billion) in 2020. This increase was primarily due to the growth of our outstanding balance of loans facilitated by 17.9% from RMB462.2 billion as of December 31, 2019 to RMB545.1 billion (US$83.5 billion) as of December 31, 2020, as well as increased payment processing expenses in line with the volume of loan repayments, and partially offset by improved efficiency in loan approval and collection.

Technology and Analytics Expenses

Our technology and analytics expenses decreased by 8.2% from RMB2.0 billion in 2019 to RMB1.8 billion (US$0.3 billion) in 2020. The decrease in our technology and analytics expenses was due to greater cost control efforts.

Impairment Losses

Our impairment losses, including credit impairment losses and asset impairment losses, increased by 52.3% from RMB2.0 billion in 2019 to RMB3.0 billion (US$0.5 billion) in 2020. Loan-related impairment losses increased by 294% from RMB0.8 billion in 2019 to RMB3.0 billion (US$0.5 billion) in 2020. The increase was primarily due to the growth of both risk bearing loan balance on balance sheet as a result of business growth, and the growth in provision in accounts receivables and contract assets related to our retail credit facilitation business caused by the COVID-19 pandemic. Investment-related impairment losses decreased by 98.2% from RMB1.0 billion in 2019 to RMB18 million (US$3 million) in 2020, primarily because the losses in 2019 were due to a one-time event.

Finance Costs

Our finance costs increased by 88.5% from RMB1.5 billion in 2019 to RMB2.9 billion (US$0.4 billion) in 2020. This increase was primarily due to a one-time expense of RMB1.3 billion (US$0.2 billion) mainly due to our C-round convertible notes restructuring.

Income Tax Expenses

Our income tax expenses decreased by 7.9% from RMB6.1 billion in 2019 to RMB5.6 billion (US$0.9 billion) in 2020. The decrease was in line with the 7.8% decrease in profit before income tax.

Net Profits

As a result of the above, our net profits decreased by 7.8% from RMB13.3 billion in 2019 to RMB12.3 billion (US$1.9 billion) in 2020.

Year ended December 31, 2019 compared to year ended December 31, 2018

Technology Platform–based Income

Our technology platform–based income increased by 30.1% from RMB32.2 billion in 2018 to RMB41.9 billion in 2019. This increase was primarily due to an increase in retail credit facilitation service fees, partially offset by a decrease in wealth management transaction and service fees.

Retail credit facilitation service fee

Our retail credit facilitation service fees increased by 33.0% from RMB29.6 billion in 2018 to RMB39.3 billion in 2019. This increase was primarily due to an increase of 17.1% in loan facilitation service fees from RMB8.3 billion in 2018 to RMB9.7 billion in 2019 and an increase of 39.1% in post-origination service fees from RMB21.3 billion in 2018 to RMB29.6 billion in 2019.

The increase in loan facilitation service fees which were recognized upfront at the time of loan origination was mainly due to an increase of 37.2% in the volume of new off–balance sheet loans facilitated through our platform from RMB321.1 billion in 2018 to RMB440.7 billion in 2019. The growth of our loan facilitation fees was lower than the growth of volume of new off–balance sheet loans mainly due to funding mix changes for our unsecured products and resultant revenue recognition schedule in 2019. More loan facilitation service fees were recognized upfront if the loans were funded by our peer-to-peer platform given the additional investor and borrower matching services provided. With declining volume of new off–balance sheet unsecured loans funded by peer-to-peer investors in 2019, a lower portion of retail credit facilitation service fees was recognized upfront as loan facilitation service fees, therefore causing the lower growth in fees than the growth rate in volume of new loans facilitated.

The increase in post-origination service fees was primarily due to the successive years of high growth in the outstanding balance of off– balance sheet loans facilitated through our platform since 2017. As the loans that we facilitated for our funding partners have contractual tenors as long as 36 months and the post-origination service fees are recognized upon completion of obligations throughout the life cycle of the loans products, the increase of loans facilitated through our platform in 2018 and before which we continued to serve in 2019 still contributed to our post-origination service fees in 2019. Therefore, our post-origination service fees grew at a faster pace than the single-year growth rate in the outstanding balance of the off–balance sheet loans facilitated through our platform in 2019.

Wealth management transaction and service fee

Our wealth management transaction and service fees decreased by 1.6% from RMB2.65 billion in 2018 to RMB2.60 billion in 2019. This decrease was primarily attributable to a decrease of 4.2% in our transaction and service fees for legacy products from RMB2.2 billion in 2018 to RMB2.1 billion in 2019, partially offset by an increase of 12.9% in service fees for current products from RMB0.4 billion in 2018 to RMB0.5 billion in 2019. Transaction and service fees for legacy products plateaued in 2019 as we discontinued our facilitation of peer-to-peer products in August 2019.

Net Interest Income

Our net interest income decreased by 33.7% from RMB5.9 billion in 2018 to RMB3.9 billion in 2019.

Consolidated trust plans

Our net interest income from consolidated trust plans increased from nil in 2018 to RMB1.1 billion in 2019. We began to use trust plans as a funding source in late 2018 but only introduced consolidated trust plans in 2019.

Microloans

Our net interest income from microloans decreased from RMB5.9 billion in 2018 to RMB2.8 billion in 2019, as we no longer funded loans directly through our microloan subsidiaries on a large scale after December 2017. The decrease in interest income from microloans from RMB10.2 billion in 2018 to RMB2.9 billion in 2019 was mainly driven by the 68% decrease in the average balance of loans disbursed by our microloan subsidiaries from RMB67.8 billion in 2018 to RMB21.6 billion in 2019. Interest expenses from microloans decreased from RMB4.3 billion in 2018 to RMB52 million in 2019, as nearly all the asset-backed securities we used to securitize the loans made by our microloan subsidiaries came to maturity in 2019 and we ceased to incur any interest expenses payable to investors in asset-backed securities.

Guarantee Income

Our guarantee income decreased by 42.9% from RMB0.8 billion in 2018 to RMB0.5 billion in 2019. This decrease was primarily attributable to our strategy to collaborate with more credit enhancement partners rather than guarantee loans with our own guarantee company.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 38.7% from RMB10.8 billion in 2018 to RMB14.9 billion in 2019.

Borrower acquisition expenses

Our borrower acquisition expenses increased by 80.1% from RMB4.8 billion in 2018 to RMB8.7 billion in 2019. Our borrower acquisition expenses primarily represent the expenses we incur as compensation for new loans facilitated through our platform that generated retail credit facilitation service fees, both for loans facilitated in 2019 and for loans facilitated in prior years whose remaining balance and tenor of obligations had not lapsed.

Borrower acquisition expenses are considered incremental costs to obtain the contracts and are capitalized and amortized throughout the life cycle of the loan products in a systematic basis consistent with revenue recognition until the service period has ended due to repayment or maturity of loans. As our loan products have contractual tenors as long as 36 months, the increase in loans facilitated in 2017 and 2018 which we continued to serve in 2019 had a brought forward incremental impact on the borrower acquisition expenses in 2019.

The increase in borrower acquisition expenses was primarily due to the successive high growth in new loans facilitated in 2017 and 2018. In 2018 and 2019, we recorded increases of 80.4% and 21.9%, respectively, in the outstanding balance of the off–balance sheet loans facilitated through our platform, from RMB188.2 billion in 2017 to RMB339.5 billion in 2018 and RMB414.0 billion in 2019. Consequently, our borrower acquisition expenses increased more rapidly than the growth of the corresponding types of loans in 2019. The increase in our borrower acquisition expenses in 2019 was also partly caused by our channel mix changes in search of higher quality customers.

Investor acquisition and retention expenses

Our investor acquisition and retention expenses decreased by 18.2% from RMB1.1 billion in 2018 to RMB0.9 billion in 2019, in line with the decrease in client assets in 2019.

General sales and marketing expenses

Our general sales and marketing expenses increased by 10.0% from RMB4.8 billion in 2018 to RMB5.3 billion in 2019 primarily due to an increase in brand-related marketing activities to grow our business and payroll, bonus and benefits of employees performing sales and marketing functions.

General and Administrative Expenses

Our general and administrative expenses increased by 2.0% from RMB2.8 billion in 2018 to RMB2.9 billion in 2019. This increase was primarily due to an increase in our headcount and our back office operations in line with the growth of our business.

Operation and Servicing Expenses

Our operation and servicing expenses increased by 25.3% from RMB4.4 billion in 2018 to RMB5.5 billion in 2019. This increase was primarily due to the growth of our outstanding balance of loans facilitated by 23.3% from RMB375.0 billion in 2018 to RMB462.2 billion in 2019, as well as increased payment processing expenses in line with the volume of loan repayments.

Technology and Analytics Expenses

Our technology and analytics expenses increased by 17.7% from RMB1.7 billion in 2018 to RMB2.0 billion in 2019. This increase was primarily due to our continual investment in technology as a technology driven company.

Impairment Losses

Our impairment losses, including credit impairment losses and asset impairment losses, increased by 112% from RMB0.9 billion in 2018 to RMB2.0 billion in 2019. The investment-related impairment losses of RMB1.0 billion in 2019 mainly relate to impairment losses of legacy B2C-related financial assets at amortized cost. This impairment was a one-time event related to regulatory changes that impacted the entire industry. We decided to repurchase certain trust plans, asset management plans and debt investments in order to facilitate the exit of investors after we discontinued our facilitation of offering of B2C products in the second half of 2017. These trust plans and debt investments were overdue as of December 31, 2019, and impairment losses were recorded based on our best estimate of future recoverable amounts. This was an exceptional departure, due to special circumstances, from the general principle that we take no investment risk on the wealth management products whose sale we facilitate through our platform. Loans related impairment losses decreased by 6.4% from RMB813 million in 2018 to RMB761 million in 2019. The decrease was primarily due to the decrease in losses from guarantee contracts and better than expected recovery from default guarantee payments, partially offset by the increase in accounts receivables and contract assets from retail credit facilitation services and reduced reversal related to losses from on balance sheet loans as we continued to implement our capital light strategy.

Finance Costs

Our finance costs increased by 68.8% from RMB0.9 billion in 2018 to RMB1.5 billion in 2019. This increase was primarily due to an increase in interest expenses related to the liability component of the convertible redeemable preferred shares from RMB49 million in 2018 to RMB0.6 billion in 2019.

Income Tax Expenses

Our income tax expenses increased by 20.6% from RMB5.1 billion in 2018 to RMB6.1 billion in 2019. The increase was mainly due to an increase in our taxable income and the reversal of certain deferred tax assets.

Net Profits

As a result of the above, our net profits decreased by 1.9% from RMB13.6 billion in 2018 to RMB13.3 billion in 2019.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements in conformity with IFRS as issued by the IASB requires the use of certain critical accounting estimates and also requires us to exercise judgments in the process of applying our accounting policies. We evaluate our estimates and judgments on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Consolidation of structured entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only, and the relevant activities are directly by means of contractual or related arrangements.

To determine whether we control the structured entities of which we act as an asset manager or provides retail credit facilitation service, we apply judgment based on all relevant facts and circumstances to determine whether we are acting as the principal or agent for the structured entities. If we are acting as the principal, we have control over the structured entities. In assessing whether we are acting as the principal, we consider factors such as the scope of the asset manager’s decision-making authority, rights held by other parties, remuneration to which we are entitled, and exposure to variable returns results from our additional involvement with structured entities. To determine whether we control the consolidated affiliated entities, we assess the legal enforceability of Contractual Arrangements. We will perform a reassessment once the facts and circumstances change leading to changes in the above factors.

Recognition and measurement of financial assets

We recognize a financial asset or a financial liability in our statement of financial position when, and only when, we become a party to the contractual provisions of the instrument.

We classify our financial assets in the following measurement categories, which depend on our business model for managing the financial assets and the contractual terms of the cash flows:

•	those to be measured at amortized cost;

•	those to be measured at fair value through other comprehensive income, or FVOCI; or

•	those to be measured at fair value through profit or loss, or FVPL.

Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans and government and corporate bonds. Subsequent measurement of debt instruments are:

•

Amortized cost: Interest income from debt instruments measured at amortized cost is included in interest income using the effective interest rate method. Any gain or loss arising from derecognition or impairment is recognized directly in profit or loss.

•

FVOCI: Movements in the carrying amount from debt investments measured at FVOCI are taken through other comprehensive income, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss on the instrument’s amortized cost previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in interest income using the effective interest rate method.

•	FVPL: The gains or losses arising from fair value changes on the debt investments measured at FVPL are recognized in profit or loss.

Impairment

Expected credit loss, or ECL, refers to the weighted average amount of credit loss of financial instruments based on the probability of default. Credit loss refers to the difference between all contractual cash flows receivable and all cash flows that the entity expects to receive, discounted at the original effective interest rate.

We assess on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost, FVOCI, with the exposure arising from loan commitments and financing guarantee contracts that are not in the scope of “Insurance Contracts”. A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

•	Choosing appropriate models and assumptions for the measurement of ECL including exposure at default (EAD), probability of default (PD), and loss given default (LGD);

•	Determining criteria for significant increase in credit risk; and

•	Establishing the number and relative weightings of forward-looking scenarios for the associated ECL.

For the financial assets subject to ECL measurement, we assess the significant increase in credit risk since initial recognition or whether an asset is considered to be credit impaired. “Three-stage” expected credit loss models are established and staging definitions are set for each of these financial assets class. Incorporating forward-looking information, expected credit losses for financial assets are recognized into the different stages.

Stage 1: A financial instrument that is not credit-impaired on initial recognition is classified in “Stage 1” and has its credit risk continuously monitored by us. The impairment provisions are measured at an amount equal to the 12-month expected credit losses for the financial assets which are not considered to have significantly increased in credit risk since initial recognition.

Stage 2: If a significant increase in credit risk since initial recognition is identified, the financial instrument is moved to “Stage 2” but is not yet deemed to be credit-impaired. The impairment provisions are measured based on expected credit losses on lifetime basis.

Stage 3: If the financial instrument is credit-impaired, the financial instrument is then moved to “Stage 3”. The impairment provisions are measured based on expected credit losses on lifetime basis.

For the financial instruments in Stage 1 and Stage 2, we calculate the interest income based on its gross carrying amount (i.e. amortized cost) before adjusting for impairment provision using the effective interest method. For the financial instruments in Stage 3, the interest income is calculated based on the carrying amount of the asset, net of the impairment provision, using the effective interest method. Financial assets that are originated or purchased credit impaired are financial assets that are impaired at the time of initial recognition, and the impairment provision for these assets is the expected credit loss for the entire lifetime.

We recognize or reverse the loss allowance through profit or loss. For debt instruments measured at FVOCI, impairment gains or losses are included in the net impairment losses on financial assets and correspondingly reduce the accumulated changes in fair value included in the other comprehensive income reserve of equity.

For account receivables and contract assets, we refer to historical experience of credit loss, combined with the current situation and forward-looking information, to formulate the lifetime expected credit loss of the financial assets.

Derecognition

Financial assets are derecognized when:

•	the contractual rights to receive the cash flows from the financial assets have expired;

•	they have been transferred and we transfer substantially all the risks and rewards of ownership; or

•	they have been transferred and we neither transfer nor retain substantially all the risks and rewards of ownership and we have not retained control.

When the equity financial assets measured at FVOCI are derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to retained profits. When the other financial assets are derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

We write off financial assets, in whole or in part, when there is no realistic prospect of recovery. Where loans to customers and receivables arising from default guarantee payments are secured, the write-off is generally after receipt of any proceeds from the realization of security. In circumstances where there is no credit enhancement, loans to customers, accounts receivables related to retail credit facilitation business and the related allowance were written off when they are delinquent for 180 days or more.

Fair value of financial instruments determined using valuation techniques

Fair value, in the absence of an active market, is estimated by using valuation techniques, applying currently applicable and sufficiently available data, and the valuation techniques supported by other information, which mainly include the market approach and the income approach, with reference to recent arm’s length transactions or the current market value of another instrument which is substantially the same, and by using the discounted cash flow analysis and option pricing models.

When using valuation techniques to determine the fair value of financial instruments, we choose the input value in consistency with market participants, considering transactions of related assets and liabilities. All related observable market parameters are considered in priority, including interest rate, foreign exchange rate, commodity prices, and share prices or index. When related observable parameters are unavailable or inaccessible, we use unobservable parameters and make estimates for credit risk, market volatility, and liquidity adjustments.

Using different valuation techniques and parameter assumptions may lead to significant differences in fair value estimations.

Revenue recognition

Revenue represents the amount of consideration we are entitled to upon the transfer of promised goods or services in the ordinary course of our activities and is recorded net of value-added tax, or VAT. Revenues are recognized when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract, control of the goods and services may be transferred over time or at a point in time. Services are provided over time if our performance:

•	provides all of the benefit received and consumed simultaneously by the customer;

•	creates and enhances an asset that the customer controls as we perform; and

•	does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, income is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, income is recognized at a point in time when the customer obtains control of the goods and services.

The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depict our performance in satisfying the performance obligation:

•	direct measurements of the value transferred by us to the customer; or

•	our efforts or inputs to the satisfaction of the performance obligation.

When either party to a contract has performed, we present the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is our right to consideration in exchange for goods or services that we have transferred to a customer. If the value related to the services rendered by us exceed the payment, a contract asset is recognized. Judgment is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.

A receivable is recorded when we have an unconditional right to consideration on the date the payment is due even if it has not yet performed under the contract.

A contract liability is our obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer, which is recognized as income upon transfer of control to the customers.

The specific accounting policies for our main types of income are as below:

Retail credit facilitation service fee

We engage primarily in operating a platform in facilitating borrowers and funding partners or peer-to-peer investors. For the loans that we determine that it is not the legal lender in the loan origination and repayment process or does not need to consolidate, we do not record loans to customers and payables arising from such transactions.

We determine that both borrower and funding partners or peer-to-peer investors are our customers. In accordance with a series of contracts entered into among the borrowers, funding partners or peer-to-peer investors and us, we provided loan facilitation and post-origination services to their customers. The loan facilitation services primarily include credit assessment and financing advisory service (i.e. source funding for borrowers). The post-origination services primarily include repayment processing and loan collection service. We determine loan facilitation and post-origination as two performance obligations.

We generally collect guarantee income and one combined service fee covering both loan facilitation and post-origination services from the borrowers on monthly installment. The total consideration including service fees and guarantee income is first allocated to guarantee liability at its fair value upon inception of the loan contracts and the residual consideration are then allocated to loan facilitation and post-origination services based on their standalone selling price. We do not have observable standalone selling price for the loan facilitation services or post-origination services because we do not provide loan facilitation services or post-origination services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to us. As a result, the estimation of standalone selling price involves significant judgment. We use an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post-origination services as the basis of income allocation. When estimating the selling prices, we consider the cost related to such services and the profit margin.

The transaction price allocated to loan facilitation is recognized as income upon execution of loan agreements between funding partners or peer-to-peer investors and borrowers; the consideration allocated to post-facilitation services is recognized over the period of the loan according to the pattern of when the underlying services are performed. The transaction price allocated to loan facilitation is recognized as income upon execution of loan agreements between investors and borrowers; the consideration allocated to post-facilitation services is recognized over the period of the loan on a systematic basis, which approximates the pattern of when the post-origination services are performed.

As the loans facilitated by us are generally over 12 months, any incremental costs (i.e. sales commissions paid to direct sales, channel partners and others) of obtaining such contracts are recognized as contract assets and amortized on a systematic basis consistent with the pattern of the transfer of the services provided to its customers during the term of underlying loans. We assess the recoverability of contract assets related to the incremental costs of obtaining a contract in accordance with IFRS 15 at each balance sheet date. Any cost that are not expected to be recoverable are expensed as incurred.

Wealth management transaction and service fee

We offer a full suite of wealth management products from third-party institutional investment product providers to the investors on our wealth management platform. Such products include asset management plans, bank products, mutual funds, private investment funds, trust plans and others. We refer to these as current products. Wealth management transaction and service fees consist primarily of fees collected from product providers for facilitation of wealth management products offered on our wealth management platform. We generally receive a service fee based on a certain percentage of the volume of the wealth management products facilitated by us. Such fee is recognized upon successful facilitation which is the only performance obligation agreed in the contract.

For certain products, we receive a recurring service fee as a percentage of the outstanding balance of underlying wealth management products held by the investors unless such investments are disposed of by investors. Such service fee is determined to be variable consideration that does not meet the “probable of not reversing” threshold. As such, we recognize income related to such wealth management products based on our best estimate and true up adjustments and made based on amounts confirmed by the product providers.

We historically offered a variety of products and related services that we no longer offer, primarily due to shifts in strategy and regulatory requirements. We refer to these as legacy products. Legacy products are primarily comprised of certain types of structured alternative products originated from financial institutions, which we refer to as B2C products, and peer-to-peer products. Fees from legacy B2C products consist primarily of services fees for distribution of these products which were recognized upon successful sales of B2C products. Fees from peer-to-peer products primarily consist of value-added services fees, including secondary market service fees and services fees related to automated investment tools. Transaction fee collected for peer-to-peer business was included in the total consideration, which was allocated to loan facilitation and post origination services within the retail credit facilitation business.

We historically offered automated reinvestment service to peer-to-peer investors to enable them to reinvest their monthly repayment in other peer-to-peer products. We charge the surplus gain, i.e., the amount by which the actual rate of return exceeds the stated expected rate of return of such reinvestment service, as the reinvestment management fee. The reinvestment management fee is a separate fee charged to investors in a separate contract and therefore is allocated specifically to the reinvestment management performance obligation. We determine whether the “probable of not reserving” threshold is met or not for surplus gain. We estimate the surplus gain from time to time for the duration of the reinvestment service to monitor the expected outcome and income is recognized over the term of the reinvestment service as the investor simultaneously receives and consumes the benefits provided by our performance throughout the term of the reinvestment service.

Goodwill impairment assessment

We test annually whether goodwill has suffered any impairment. The recoverable amount of asset groups and groups of asset groups is the present value of the future cash flows expected to be derived from them. These calculations require the use of accounting estimates. If we revise the gross margin that is used in the calculation of the future cash flows of asset groups and groups of asset groups, and the revised gross margin is lower than the one currently used, we would need to recognize further impairment against goodwill. If we revise the pre-tax discount rate applied to the discounted cash flows, and the revised pre-tax discount rate is higher than the one currently applied, we would need to recognize further impairment against goodwill. If the actual gross margin or pre-tax discount rate is lower than our estimates, we cannot reverse the impairment loss of goodwill previously provided for.

Income taxes

We are subject to income taxes in the PRC and other jurisdictions. Significant judgment is required in determining the provision for income taxes in each of these jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, the differences will impact the current and deferred tax assets and liabilities in the period in which the determination is made.

Deferred tax assets relating to certain temporary differences and tax losses are recognized when we consider it probable that future taxable profits will be available against which the temporary differences or tax losses can be utilized. When the expectation is different from the original estimate, the differences will impact the recognition of deferred tax assets and taxation charges in the period in which the estimate is changed.

Compound financial instruments

Compound financial instruments contain both a liability and an equity component. The compound financial instruments issued by us comprise convertible promissory notes, convertible redeemable preferred shares and optionally convertible promissory notes.

The liability component, representing the obligation to make fixed payments of compound financial instruments, may be converted to ordinary shares at the option of the holders, and the number of shares to be issued is based on an initial fixed conversion price subject to anti-dilutive adjustments.

Principal and interest are classified as liability and initially recognized at the fair value, calculated using the market interest rate of a similar liability that does not have an equity conversion option, and subsequently measured at amortized cost using the effective interest method. The equity component, representing an embedded option to convert the liability into ordinary shares, is initially recognized in other reserves as the difference between the proceeds received from the compound financial instruments as a whole and the amount of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to the allocation of proceeds.

On conversion of the compound financial instruments into shares and convertible redeemable preferred shares, the amount transferred to share capital is calculated as the par value of the shares multiplied by the number of shares converted. The difference between the carrying value of the related component of the converted notes and the amount transferred to share capital is recognized in share premium.

Share-based compensation

An equity-settled share-based compensation plan was granted to certain of our employees, under which we receive services from employees as consideration for our equity instruments, namely share options and performance share units (PSUs). The fair value of the employee services received in exchange for the grant of the share-based incentive grants is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the share-based incentive grants granted:

•	including any market performance;

•	excluding the impact of any service and non-market performance vesting conditions; and

•	including the impact of any non-vesting conditions.

At the end of each reporting period, we revise our estimates of the number of share-based incentive grants that are expected to vest based on non-market performance and service conditions. We recognize the impact of any revision to original estimates in our statement of comprehensive income, with a corresponding adjustment to equity.

If the terms of an equity-settled award are modified, at a minimum an expense is recognized as if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is canceled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the canceled award and designated as a replacement award on the date that it is granted, the canceled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

Recent Accounting Pronouncements

For detailed discussion of recent accounting pronouncements, see Note 3 to the consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

We had net cash used in operating activities of RMB1,452 million in 2018 and net cash generated from operating activities of RMB2,192 million and RMB7,121 million (US$1,091 million) in 2019 and 2020, respectively.

In addition to net cash generated from operating activities, we raised cash from three rounds of equity financing prior to our initial public offering, the first two in 2015 and 2016, and the third with separate closings in 2018 and 2019, as well as a three-year syndicated loan facility agreement and our initial public offering in 2020. We did not receive cash from our issuance of automatically convertible promissory notes and optionally convertible promissory notes in 2020. As of December 31, 2020, all of the automatically convertible promissory notes had converted into our ordinary shares, and all of the US$1,158 million total principal amount of the optionally convertible promissory notes remained outstanding, with a 6% annual interest rate and a maturity date (unless converted earlier) of September 30, 2023.

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions)
Summary Consolidated Cash Flows Data:
Net cash generated from/(used in) operating activities	(1,452)	2,192	7,121	1,091
Net cash (used in)/generated from investing activities	3,494	(11,014)	(15,004)	(2,299)
Net cash generated from/(used in) financing activities	(2,008)	(2,612)	24,874	3,812
Effect of exchange rate changes on cash and cash equivalents	(86)	170	(518)	(79)
Net increase/(decrease) in cash and cash equivalents	(52)	(11,264)	16,474	2,525
Cash and cash equivalents at beginning of the year	18,628	18,576	7,312	1,121
Cash and cash equivalents at end of the year	18,576	7,312	23,786	3,645

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. We have been reducing the proportion of loans that we fund ourselves and increasing the proportion funded by third-party banks and trust plans. As a result, we no longer need to maintain the same level of short term liquidity for meeting loan drawdowns and daily settlement as in the past. We are investing surplus cash in financial assets which are longer in tenor and offer higher returns than cash and short term deposits at banks, such that our investments increased from RMB19.6 billion as of December 31, 2018 to RMB27.2 billion as of December 31, 2019 and further to RMB41.0 billion (US$6.3 billion) as of December 31, 2020. Under our capital-light business model, we will rigorously assess various options for the deployment of surplus capital or surplus funds, including investment in financial assets, acquisitions or dividend payouts to shareholders.

We had net cash used in operating activities of RMB1.5 billion in 2018, net cash generated from operating activities of RMB2.2 billion in 2019 and net cash generated from operating activities of RMB 7.1 billion (US$1.1 billion). As of December 31, 2020, we had RMB24.2 billion (US$3.7 billion) in cash at bank, of which 70.0% was held in Renminbi.

We believe that net cash generated from operating activities and our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the proceeds we received from our initial public offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, acquire onshore entities, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries must be approved by or reported to the Ministry of Commerce or its local counterparts; and

•	loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Foreign Exchange.”

Substantially all of our future income is likely to be in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash generated from operating activities for the year ended December 31, 2020, was RMB7.1 billion (US$1.1 billion), as compared to profit before income tax of RMB17.9 billion (US$2.7 billion) for the same period. The difference was primarily due to an increase in accounts and other receivables of RMB68.9 billion (US$10.6 billion) and an increase in accounts and other payables of RMB56.2 billion (US$8.6 billion). In addition to these changes in our working capital accounts, the difference between our net cash generated from operating activities and our profit before income tax was also due to the impact of certain other items, in particular credit impairment losses of RMB2.8 billion (US$0.4 billion), finance cost classified as financing activities of RMB3.1 billion (US$0.5 billion) and depreciation of right-to-use assets of RMB0.6 billion (US$0.1 million), partially offset by investment income classified as investing activities of RMB1.1 billion (US$0.2 billion).

Net cash generated from operating activities for the year ended December 31, 2019 was RMB2.2 billion, as compared to profit before income tax of RMB19.4 billion for the same year. The difference was primarily due to an increase in accounts and other receivables of RMB34.7 billion and an increase in accounts and other payables of RMB17.5 billion. In addition to these changes in our working capital accounts, the difference between our net cash generated from operating activities and our profit before income tax was also due to the impact of certain other items, in particular credit impairment losses of RMB1.7 billion, finance cost classified as financing activities of RMB1.8 billion, fair value losses on financial assets at fair value through profit or loss of RMB0.7 billion, and depreciation of right-to-use assets of RMB0.5 billion, partially offset by investment income classified as investing activities of RMB1.0 billion.

Net cash used in operating activities for the year ended December 31, 2018 was RMB1.5 billion, as compared to profit before income tax of RMB18.6 billion for the same year. The difference was primarily due to a decrease in accounts and other payables of RMB80.1 billion and a decrease in accounts and other receivables of RMB61.4 billion. In addition to these changes in our working capital accounts, the difference between our net cash generated from operating activities and our profit before income tax was also due to the impact of certain other items, in particular finance cost classified as financing activities of RMB0.9 billion, depreciation of right-to-use assets of RMB0.5 billion, and credit impairment losses of RMB0.4 billion, partially offset by investment income classified as investing activities of RMB0.7 billion.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2020 was RMB15.0 billion (US$2.3 billion), primarily as a result of payment for acquisition of investment assets of RMB169.5 billion (US$26.0 billion), partially offset by proceeds from sale of investment assets of RMB153.5 billion (US$23.5 billion). We also received RMB1.2 billion (US$0.2 billion) in interest on investment assets.

Net cash used in investing activities for the year ended December 31, 2019 was RMB11.0 billion, primarily as a result of payment for acquisition of investment assets of RMB128.6 billion, partially offset by proceeds from sale of investment assets of RMB118.6 billion. We also made payments of RMB1.7 billion for acquisition of subsidiary net of cash acquired in connection with the acquisition of Ping An Financing Guarantee (Tianjin) Co., Ltd., and received RMB0.8 billion in interest on investment assets.

Net cash generated from investing activities for the year ended December 31, 2018 was RMB3.5 billion, primarily as a result of proceeds from sale of investment assets of RMB135.0 billion, partially offset by payment for acquisition of investment assets of RMB132.1 billion. We also received RMB0.8 billion in interest on investment assets and made payments of RMB0.3 billion for property, plant and equipment and other long-term assets.

Financing Activities

Net cash generated from financing activities for the year ended December 31, 2020 was RMB24.9 billion (US$3.8 billion), primarily as a result of proceeds from borrowings of RMB10.6 billion (US$1.6 billion) and proceeds from issuance of shares and other equity securities of RMB18.9 billion (US$2.9 billion), partially offset by repayments of borrowings of RMB2.9 billion (US$0.4 billion) and payment for interest expense of RMB 1.2 billion (US$0.2 billion).

Net cash used in financing activities for the year ended December 31, 2019 was RMB2.6 billion, primarily as a result of repayments of borrowings of RMB6.7 billion, partially offset by proceeds from borrowings of RMB4.5 billion.

Net cash used in financing activities for the year ended December 31, 2018 was RMB2.0 billion, primarily as a result of repayments of borrowings of RMB11.7 billion, partially offset by proceeds from issuance of shares and other equity securities of RMB9.2 billion in our series C round of financing.

Holding Company Structure

Lufax Holding Ltd is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our consolidated affiliated entities and our consolidated affiliated entities’ subsidiaries in China. As a result, Lufax Holding Ltd’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries and consolidated affiliated entities may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Some of our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds or general risk reserves.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Off-Balance Sheet Arrangements

Under our capital-light business model, third-party credit enhancement partners provide the majority of the financial guarantees for the loans we facilitate, while we provide only a relatively small proportion. The following table sets forth the balance of our remaining commitment as at each balance sheet date under the financing guarantee contracts for which we do not consolidate the underlying loans.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
		(in millions)
Financing guarantee commitments	4,587	4,639	20,969	3,214

Aside from the above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Non-cancellable leases	1,047	161	593	91	436	67	18	3	—	—

Non-cancellable leases represent leases for office premises.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

G.	Safe Harbor

See “Forward-Looking Information” on page 2 of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Guangheng Ji	52	Chairman of the Board and Chairman of Lufax Executive Committee
Gregory Dean Gibb	54	Director and Co-Chief Executive Officer
Yong Suk Cho	49	Director and Co-Chief Executive Officer
Rui Li	49	Director
Rusheng Yang	53	Independent Director
Weidong Li	52	Independent Director
Xudong Zhang	55	Independent Director
Yunwei Tang	76	Independent Director
David Xianglin Li	57	Independent Director
James Xigui Zheng	55	Chief Financial Officer
David Siu Kam Choy	46	Controller and Chief Financial Officer of Puhui
Jinliang Mao	54	Chief Technology Officer

Mr. Guangheng Ji has been the chairman of the board since January 2021, and he served as co-chairman of the board and the chairman of Lufax Executive Committee since April 2020. Mr. Ji has over 25 years of experience in the finance industry. Mr. Ji served as a number of positions at Industrial and Commercial Bank of China from July 1994 to April 2009, vice president of Shanghai Pudong Development Bank Co., Ltd., a company listed on the Shanghai Stock Exchange (SSE: 600000), from April 2009 to November 2015, chairman of the board of Shanghai Rural Commercial Bank Co., Ltd. from November 2015 to March 2019, and vice chairman of the board and co-president of Baoneng Group from March 2019 to March 2020. Mr. Ji obtained his bachelor’s and master’s degrees in geography and Ph.D. degree in economics from Peking University in July 1991, July 1994 and July 2009, respectively.

Mr. Gregory Dean Gibb has been the co-chief executive officer of our company since January 2021, and he served as the chief executive officer since March 2016 and a director of our company since December 2014. He has also been the co-chairman and chief executive officer of Shanghai Lufax since September 2011. Mr. Gibb has over 20 years of experience serving multinational and domestic companies in the finance and investment industry. Mr. Gibb served as the marketing assistant in Merrill Lynch International from July 1989 to December 1991, various positions at McKinsey & Company from January 1992 to August 2006, including as its global senior director, and subsequently the chief operating officer of Taishin Financial Holding Co., Ltd, a company listed on the Taiwan Stock Exchange (TWSE: 2887), from September 2006 to May 2011. After that, Mr. Gibb joined Ping An Insurance (Group) Company of China and served as the chief innovation officer from May 2011 to September 2013. Mr. Gibb obtained his bachelor of arts degree from Middlebury College in May 1989.

Mr. Yong Suk Cho has been the co-chief executive officer of our company since January 2021, and he served as a director of our company and the chief executive officer of Puhui since 2016. Mr. Cho has extensive experience in the consumer finance industry. Mr. Cho served as the vice president of portfolio management team of Citibank Korea Inc. from July 1999 to March 2006, and senior vice president of marketing department of the Hongkong and Shanghai Banking Corporation Limited, Seoul Branch from April 2006 to September 2007. Mr. Cho subsequently joined Ping An where he held a number of management positions, including section chief, assistant general manager, deputy general manager and general manager of the credit guarantee insurance business department from October 2007 to February 2015, during which he was in charge of planning, finance and risk management business lines. Mr. Cho obtained his MBA degree from the University of California, Berkeley, Haas School of Business in May 1999.

Mr. Rui Li has been a director of our company since January 2021. He is currently the Finance Director of Ping An Group, overseeing group-wide finance transformation and accounting operations. He serves on the board of various Ping An subsidiaries and associated companies, including Ping An Trust, Ping An Financial Services, HealthKonnect Medical, OneConnect Financial Technology Co., Ltd. (NYSE:OCFT) and others. Mr. Li has over 25 years of professional experiences in financial planning, accounting operations, risk management and business transformation, and has worked at PricewaterhouseCoopers Hong Kong, Deloitte USA, and Deloitte Canada. Mr. Li is a member of American Institute of Certified Public Accountants and holds the Chartered Global Management Accountant designation. Mr. Li received his master’s degree in business administration from Metropolitan State University, USA and his PhD in finance from International School of Management, France.

Mr. Rusheng Yang has been an independent director of our company since July 2020. Mr. Yang currently is a partner at Jonten Certified Public Accountants and has also been an independent director of Webank Co., Ltd. since November 2018, an independent director of Ping An Bank Co., Ltd., a company listed on the Shenzhen Stock Exchange (SZSE: 000001), since February 2017, and an independent director of IPE Group Limited, a company listed on the Hong Kong Stock Exchange (HKG: 929), since June 2017. Mr. Yang has over 20 years of experience in the finance, audit and tax industries. Mr. Yang served as finance specialist at Shenzhen Jiancai Group from 1993 to 1994, senior manager at Shenzhen Yongming CPA Co., Ltd. from 1994 to 2000, partner at Shenzhen Guangshen Certified Public Accountants Firm from 2001 to 2004, managing partner at Shenzhen Youxin Certified Public Accountants Firm from 2005 to 2007, partner at Wanlong Asia CPA Co., Ltd. from 2007 to 2009, partner at Crowe Horwath China Certified Public Accountants Co., Ltd. from 2009 to 2013, and partner at Rui Hua Certified Public Accountants from 2013 to 2020. Mr. Yang obtained his master’s degree in economics from Jinan University in 1993. Mr. Yang is a certified public accountant and a certified tax agent in the PRC.

Mr. Weidong Li has been an independent director of our company since April 2018. Mr. Li has also been an independent director of Ping An Securities Co., Ltd. since September 2016, an independent director of Shenzhen MYS Environmental Protection & Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (SZSE: 002303), since September 2013, an independent director of Netac Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (SZSE: 300042), from February 2014 to February 2017, and a partner and a director at Guangdong Haipai Law Firm since November 2003 and November 2012, respectively. Mr. Li has extensive experience in corporate legal affairs. Mr. Li was a lawyer at Nanjing Zhongshan Law Firm from September 1992 to January 1994 and Jiangsu Jingwei Law Firm from February 1994 to April 1997. Mr. Li obtained his bachelor’s degrees in science and law from Nanjing University in July 1990 and July 1992, respectively, and was a research scholar in international financial law in the City University of Hong Kong from 1997 to 2003. He obtained his Ph.D. degree from the City University of Hong Kong in November 2004. Mr. Li has been a registered foreign lawyer with the Law Society of Hong Kong since May 2014.

Mr. Xudong Zhang has been an independent director of our company since April 2018. Mr. Zhang has also been an independent director of Ping An Securities Co., Ltd. since January 2017 and an independent director of Chifeng Gold (SSE: 600988) since February 2020. Mr. Zhang is currently the chief executive officer of Huakong Tsingjiao Information Science (Beijing) Co., Ltd. Mr. Zhang has extensive experiences in the financial services industry. Mr. Zhang served as a private placement service analyst in New England Mutual Life Insurance Company from October 1990 to June 1994, a vice president of corporate finance division in First BankBoston, N.A. from July 1994 to September 1996, a managing director of corporate finance department of Koch Industries, Inc. from September 1996 to July 1998, the chairman and chief executive officer of AnJia Group from July 1999 to December 2006. Mr. Zhang subsequently served as the managing director of institutional client services and head of Hong Kong and China equities divisions of Deutsche Bank from March 2007 to August 2009, and the global partner and head of Greater China securities of Goldman Sachs (Asia) L.L.C. from September 2009 to December 2012. He was the chairman of Sapinda Asia Pacific Holdings Limited from July 2014 to December 2016 and the senior partner of GSR Capital and partner of China Canada Global Resources Fund from January 2017 to August 2018. Mr. Zhang also served as an advisor to the CSRC on asset securitization from April 2003 to March 2007, and an advisor to China Development Bank from September 2004 to August 2006. Mr. Zhang obtained his master’s degree in economic development from Southern New Hampshire University (formerly known as New Hampshire College) in September 1990.

Mr. Yunwei Tang has been an independent director of our company since January 2021. Mr. Tang has served as an independent director for the Universal Scientific Industrial (Shanghai) Co., Ltd., a company listed on the Shanghai Stock Exchange (SSE: 601231), since April 2017, Ping An Healthcare and Technology Company Limited，listed on the Hong Kong Stock Exchange (HKG: 01833) since May 2018, and China Jushi Co., Ltd., a company listed on the Shanghai Stock Exchange (SSE: 600176), since May 2019. Mr. Tang served in a number of positions including lecturer, professor, assistant to president and vice-president at the Shanghai University of Finance and Economics from 1984 to 1993, and served as the university’s president from 1993 to 1999. Mr. Tang obtained his bachelor’s degrees in economics from Shanghai Institute of Finance and Economics in 1968 and Ph.D. degree in economics from Shanghai University of Finance and Economics in 1987.

Mr. David Xianglin Li has been an independent director of our company since January 2021. Mr. Li is currently a professor and faculty co-director of master of finance program at Shanghai Advanced Institute of Finance, and an associate director of Chinese Academy of Financial Research at Shanghai Jiaotong University and director of the Academy’s Risk Management Center and FinTech Research Center. Mr. Li has extensive experience in the finance industry and is a recognized leader in credit derivatives research and risk management. Prior to his current position, Mr. Li served as the head of enterprise risk methodology and analytics at Prudential Financial from April 2016 to August 2017, the head of modeling at AIG Investments from February 2012 to March 2016, the chief risk officer at China International Capital Corporation Ltd. from May 2008 to January 2012, the head of credit derivative research and analytics at Barclays Capital from June 2004 to April 2008 and the head of credit derivative research and analytics at Citigroup from October 2001 to May 2004. Mr. Li has also served in senior positions at AXA Financial, the RiskMetrics Group/J.P. Morgan, and Canadian Imperial Bank of Commerce, among others. Mr. Li obtained his bachelor’s degree in mathematics from Yangzhou University in 1983, master’s degree in economics from Nankai University in 1987, MBA degree from Laval University in 1991, and master’s degree in actuarial science and Ph.D. degree in statistics from the University of Waterloo in 1993 and 1995.

Mr. James Xigui Zheng has been the chief financial officer of our company since December 2017. He has also been the chief financial officer of Shanghai Lufax since August 2014. Mr. Zheng served as the senior consultant at Accenture (formerly known as Andersen Consulting) from 1992 to 1994. From 1994 to 2000, Mr. Zheng held various positions at U S West Inc. MediaOne (now part of Comcast) and U S West Communications (now part of CenturyLink). Mr. Zheng joined eBay Inc. in May 2000 where he served various senior management positions, including chief financial officer and chief operation officer of eBay China from August 2003 to July 2005 and the chief operating officer of PayPal China from July 2005 to August 2007. Mr. Zheng served as the president at Beijing Kaituo Tianji Information Technology Limited Company from August 2007 to March 2010. He subsequently joined Shanghai Fosun Hi-tech (Group) Co., Ltd. where he was the deputy chief financial officer of the group from May 2010 to August 2012, the chief executive officer of JOY.CN from August 2012 to September 2013 and the managing director in Fosun Capital from September 2013 to August 2014. Mr. Zheng obtained his MBA degree from the University of Denver in June 1992. He is a certified public accountant in the State of Colorado.

Mr. David Siu Kam Choy has been the controller of our company since August 2020. He has also been the chief financial officer of Ping An Puhui Enterprises Management Co., Ltd. since October 2018. Mr. Choy served in various positions at KPMG Hong Kong and Ernst & Young Beijing, Guangzhou and Hong Kong from September 1997 to September 2005, and served as the financial controller of Shenzhen Development Bank Company Limited (now known as Ping An Bank Co., Ltd.) from October 2005 to March 2007. Mr. Choy subsequently joined Ping An Insurance where he served as the deputy general manager of group finance department from March 2007 to January 2009, deputy general manager of group planning department from January 2009 to March 2014, and general manager of group treasury department from March 2014 to September 2018. Representing Ping An Insurance during his service at the group, Mr. Choy also served in various directorship roles within the Ping An Group, namely, chairman of China Ping An Insurance Overseas (Holdings) Limited, non-executive director of each of Shenzhen Ping An Fintech Company, Ping An Asset Management (HK) Limited, Ping An Real Estate Company and Ping An Yiqianbao e-commerce Company. Mr. Choy obtained his bachelor’s degree in business administration major in finance from the Hong Kong University of Science & Technology in 1997 and his master’s degree in corporate governance and directorship from the Hong Kong Baptist University in 2014. He also completed the senior executives program in corporate governance at Stanford University in 2016.

Mr. Jinliang Mao has been the chief technology officer of our company since November 2017. He has also been the general manager of Lufax (Shenzhen) Technology since September 2018. Mr. Mao has extensive experience in internet technology. He joined Ping An in April 1993 and has since then held various positions relating to information management within Ping An Group. Mr. Mao obtained his bachelor’s degree in engineering from National University of Defense Technology in July 1988 and master’s degree in engineering from National University of Defense Technology in June 1991.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of RMB64 million (US$10 million) in cash and benefits to our executive officers and directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors or entered into service contracts with our directors providing for benefits upon termination of employment. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our senior executive officers. Pursuant to these agreements, we are entitled to terminate a senior executive officer’s employment for cause at any time for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. We may also terminate a senior executive officer’s employment without cause upon 60-day advance written notice, and a senior executive officer may terminate his/her employment agreement voluntarily at any time with a 60-day advance written notice. The employment agreements also contain confidentiality, non-disclosure, assignment of intellectual property, non-competition, non-solicitation and non-interference provisions.

We have also entered into indemnification agreements with our directors and senior executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

Amended and Restated Phase I Share Incentive Plan

In December 2014, we adopted the Phase I Share Incentive Plan, which, as amended and restated, we refer to as the 2014 Plan in this annual report. The maximum aggregate number of shares authorized and reserved under the 2014 Plan is 20,644,803 ordinary shares. Tun Kung Company Limited holds all of the shares reserved under the 2014 Plan. As of February 22, 2021, options to purchase a total of 16,151,344 ordinary shares are outstanding under the 2014 Plan.

The following paragraphs summarize the principal terms of the 2014 Plan.

Grant of options. The 2014 Plan permits us to grant options to qualified participants to purchase a specified number of our ordinary shares at a specified price during specified time periods. The options may be vested and exercised subject to certain terms and conditions. Our board of directors determines whether we will grant any options on an annual basis.

Plan administration. Our board of directors determines the participants to receive options, number of options to be granted, time and number of options to be vested, number of vested options exercisable and other terms and conditions of each grant. Our board of directors may delegate authority to a director, a committee of the board, or other designated person to administer the 2014 Plan. Our board of directors currently delegates this authority to Tun Kung Company Limited. See note (8) to the table in “Principal Shareholders.”

Grant notice. Options granted under the 2014 Plan are evidenced by a grant notice that sets forth the number of options granted, date of grant, vesting schedule, exercise price, term of effectiveness, exercisable periods, and other terms and conditions.

Eligibility. We may grant options to our employees and other persons determined by our board of directors.

Vesting schedule. Unless otherwise approved by our board of directors, the vesting schedule for each grant is four years, and each grant may start to vest on the first anniversary of the date of grant, with the maximum number of options vested for each year being 25% of such grant, subject to certain exceptions provided in the 2014 Plan.

Exercise of options. Our board of directors determines the exercise price for each grant, which is stated in the grant notice. Unless otherwise stated in the 2014 Plan and the grant notice or determined by the board of directors, options vested will be exercisable on and after the initial exercisable date, prior to the expiration of its term of effectiveness. Unless determined otherwise by our board of directors, the initial exercisable date will be not be earlier than six months after the occurrence of our initial public offering. Options that are vested and exercisable will terminate if they are not exercised prior to the time stated under the 2014 Plan and the grant notice. Unless otherwise agreed, each grant of options has a term of effectiveness of ten years from its date of grant.

Transfer restrictions. Unless otherwise permitted by applicable law and agreed by our board of directors, options may not be transferred, pledged or disposed of in any manner by the participants.

Termination and amendment. Our board of directors has the authority to terminate or change the 2014 Plan at any time at its discretion.

Amended and Restated Phase II Share Incentive Plan

In August 2015, we adopted the Phase II Share Incentive Plan, which, as amended and restated, we refer to as the 2015 Plan in this annual report. The maximum aggregate number of shares authorized and reserved under the 2015 Plan is 10,000,000 ordinary shares. Tun Kung Company Limited holds all of the shares reserved under the 2015 Plan. As of February 22, 2021, options to purchase a total of 5,032,877 ordinary shares are outstanding under the 2015 Plan.

The following paragraphs summarize the principal terms of the 2015 Plan.

Grant of options. The 2015 Plan permits us to grant options to qualified participants to purchase a specified number of our ordinary shares at a specified price during specified time periods. The 2015 Plan only applies to options granted prior to our initial public offering. The options may be vested and exercised subject to certain terms and conditions. Our board of directors determines whether we will grant any options on an annual basis.

Plan administration. Our board of directors determines the participants to receive options, number of options to be granted, time and number of options to be vested, number of vested options to be exercised, and other terms and conditions of each grant. Our board of directors may delegate authority to a director, a committee of the board, or other designated person to administer the 2015 Plan. Our board of directors currently delegates this authority to Tun Kung Company Limited. See note (8) to the table in “Principal Shareholders.”

Grant notice. Options granted under the 2015 Plan are evidenced by a grant notice that sets forth the number of options granted, date of grant, vesting schedule, exercise price, term of effectiveness, exercisable periods, and other terms and conditions.

Eligibility. We may grant options to our employees and other persons determined by our board of directors.

Vesting schedule. Unless otherwise approved by our board of directors, the vesting schedule for each grant is four years, and each grant may start to vest on the first anniversary of the date of grant, with the maximum number of options vested for each year being 25% of such grant.

Exercise of options. Our board of directors determines the exercise price for each grant, which is stated in the grant notice. Unless otherwise stated in the 2015 Plan and the grant notice or determined by the board of directors, options vested will be exercisable on and after the initial exercisable date, prior to the expiration of its term of effectiveness. Unless determined otherwise by our board of directors, the initial exercisable date will be not be earlier than six months after the occurrence of our initial public offering. Options that are vested and exercisable will terminate if they are not exercised prior to the time stated under the 2015 Plan and the grant notice. Unless otherwise agreed, each grant of options has a term of effectiveness of ten years from its date of grant.

Transfer restrictions. Unless otherwise permitted by applicable law and agreed by our board of directors, options may not be transferred, pledged or disposed of in any manner by the participants.

Termination and amendment. Our board of directors has the authority to terminate or change the 2015 Plan at any time at its discretion.

2019 Performance Share Unit Plan

In September 2019, we adopted the 2019 Performance Share Unit Plan, which we refer to as the 2019 Plan in this annual report. The maximum aggregate number of shares authorized and reserved under the 2019 Plan is 15,000,000 ordinary shares. Tun Kung Company Limited holds all of the shares reserved under the 2019 Plan. As of February 22, 2021, performance share units to purchase a total of 1,957,200 ordinary shares are outstanding under the 2019 Plan.

The following paragraphs summarize the principal terms of the 2019 Plan.

Grant of performance share units. The 2019 Plan permits us to grant performance share units to qualified participants to purchase a specified number of our ordinary shares at a specified price during specified time periods. The performance share units may be vested and exercised subject to certain terms and conditions. Our board of directors determines whether we will grant any performance share units on an annual basis.

Plan administration. Our board of directors, or the plan administrator authorized by our board of directors, may determine the participants to receive performance share units and the number of performance share units to be granted. Our board of directors may further determine time and number of performance share units to be vested, the number of vested performance share units to be exercised, and other terms and conditions of each grant. Our board of directors may delegate authority to a director, a committee of the board, or other designated person to administer the 2019 Plan. Our board of directors currently delegates this authority to Tun Kung Company Limited. See note (8) to the table in “Principal Shareholders.”

Grant notice. Performance share units granted under the 2019 Plan are evidenced by a grant notice that sets forth the number of performance share units granted, date of grant, vesting schedule, exercise price, exercise method, term of effectiveness, exercisable periods, and other terms and conditions.

Eligibility. We may grant performance share units to our directors, officers, employees, consultants, and other persons determined by our board of directors.

Vesting schedule. Unless otherwise approved by our board of directors, the vesting schedule for each grant is four years, and each grant may start to vest on the first anniversary of the date of grant, with the maximum number of performance share units vested for each year being 25% of such grant.

Exercise of performance share units. The exercise price for each grant is stated in the grant notice but may be changed by our board of directors at its discretion. Unless otherwise stated in the 2019 Plan and the grant notice or determined by the board of directors, performance share units vested will be exercisable on and after the initial exercisable date, prior to the expiration of its term of effectiveness. Unless determined otherwise by our board of directors, the initial exercisable date will not be earlier than six months after the occurrence of our initial public offering. Performance share units that are vested and exercisable will terminate if they are not exercised prior to the time stated under the 2019 Plan and the grant notice. Unless otherwise agreed, each grant of performance share units has a term of effectiveness of ten years from its date of grant.

Transfer restrictions. Unless otherwise permitted by applicable law and agreed by our board of directors, performance share units may not be transferred, pledged or disposed of in any manner by the participants.

Termination and amendment. Our board of directors has the authority to terminate or change the 2019 Plan at any time at its discretion.

The following table summarizes, as of February 22, 2021, the number of ordinary shares underlying outstanding options, performance share units and other equity awards that we granted to our directors and executive officers, excluding awards that were forfeited or canceled after the relevant grant dates.

Name	Ordinary Shares Underlying Equity Awards Granted	Exercise Price (RMB/Share)	Date of Grant	Date of Expiration
Guangheng Ji	*	0	April 1, 2020	Various dates between April 1, 2030 and April 1, 2035

Gregory Dean Gibb	*	8.00–98.06	Various dates between December 22, 2014 and April 1, 2017	Various dates between December 22, 2024 and April 1, 2032

Yong Suk Cho	*	50.00–118.00	Various dates between August 14, 2015 and December 29, 2017	Various dates between August 14, 2025 and December 29, 2032

James Xigui Zheng	*	8.00–118.00	Various dates between December 22, 2014 and December 29, 2017	Various dates between December 22, 2024 and December 29, 2032

David Siu Kam Choy	*	0–8.00	December 22, 2014 and June 3, 2020	Various dates between December 22, 2024 and June 3, 2035

Jinliang Mao	*	50.00–118.00	Various dates between August 14, 2015 and December 29, 2017	Various dates between August 14, 2025 and December 29, 2032

(1)	*Less than 1% of our total outstanding shares as of the date of this annual report.

As of February 22, 2021, our employees other than directors and executive officers as a group held options and performance share units to purchase 18,567,658 ordinary shares, with exercise prices ranging from a nominal price per share to RMB118.0 per share.

C.	Board Practices

Board of Directors

Our board of directors consists of 9 directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established an audit committee and a nomination and remuneration committee under the board of directors. We have adopted a charter for each of the two committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Rusheng Yang, Mr. Xudong Zhang and Mr. Yunwei Tang, and is chaired by Mr. Rusheng Yang. Each of Mr. Rusheng Yang, Mr. Xudong Zhang and Mr. Yunwei Tang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Rusheng Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board.

Nomination and Remuneration Committee. Our nomination and remuneration committee consists of Mr. Weidong Li, Mr. Xudong Zhang and Mr. Rusheng Yang, and is chaired by Mr. Weidong Li. Each of Mr. Weidong Li, Mr. Xudong Zhang and Mr. Rusheng Yang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nomination and remuneration committee assists the board in selecting individuals qualified to become our directors, determining the composition of the board and its committees, reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The nomination and remuneration committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee, as well as of the nomination and remuneration committee itself;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance;

•	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•	reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties, including duties of loyalty and a duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. You should refer to “Item 10. Additional information—B. Memorandum and Articles of Association—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; or (ii) dies or is found by our company to be of unsound mind.

D.	Employees

We had 87,240 full-time employees as of December 31, 2020, as compared with 84,647 full-time employees as of December 31, 2019 and 77,642 full-time employees as of December 31, 2018.

The following table sets forth the numbers of our employees categorized by function as of December 31, 2020.

	Number of Employees	Percentage
Sales and marketing, retail credit facilitation	67,931	77.9
Direct sales	58,847	67.5
Channel management	5,086	5.8
Online sales	3,998	4.6

	Number of Employees	Percentage
Sales and marketing, wealth management	569	0.7
Credit assessment	2,439	2.8
Post-origination services	10,070	11.5
General and administrative	4,371	5.0
Technology and research	1,342	1.5
Other	518	0.6

Total	87,240	100.0

The following table sets forth the number of our employees by geography as of December 31, 2020.

	Number of Employees	Percentage
Guangdong	10,215	11.7
Jiangsu	8,923	10.2
Shanghai	7,010	8.0
Shandong	5,842	6.7
Hubei	5,166	5.9
Hebei	4,829	5.5
Sichuan	4,437	5.1
Henan	4,158	4.8
Anhui	3,882	4.4
Zhejiang	2,876	3.3
Other	29,902	34.3

Total	87,240	100.0

Our success depends on our ability to attract, retain and motivate qualified personnel, including personnel from both the finance and technology industries. As part of our retention strategy, we offer employees competitive salaries, performance-based cash bonuses, incentive share grants and other incentives. Our management recognizes the importance of realizing personal values for our employees and promotes a transparent appraisal system for all our employees seeking career advancement across different business departments. Our appraisal system provides the basis for making human resource decisions such as base compensation, bonuses, career promotion and employee share incentive grants. In order to maintain a competitive edge, we will continue to focus on attracting and retaining qualified professionals by providing an incentive-based and market-driven compensation structure that rewards performance and results.

We primarily recruit our employees through recruitment agencies, on-campus job fairs, industry referrals, internal referrals and online channels. In addition to on-the-job training, we regularly provide management, financial, technology, regulatory and other training to our employees by internally sourced speakers or externally hired consultants. Our employees may also attend external training with the approval of their supervisor.

As required by PRC laws and regulations, we participate in housing fund and various employee social security plans that are organized by the regional government authorities, including housing, pension, medical, work-related injury, maternity insurance and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accident insurance coverage for our employees.

To date, we have not experienced any labor strikes or other material labor disputes that have affected our operations. We believe that we have a good relationship with our employees.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 1,231,150,560 ordinary shares outstanding as of February 22, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers**:
Guangheng Ji	—	—
Gregory Dean Gibb(1)	—	—
Yong Suk Cho(2)	—	—
Rui Li(3)	—	—
Rusheng Yang(4)	—	—
Weidong Li(5)	—	—
Xudong Zhang	—	—
Yunwei Tang	—	—
David Xianglin Li(6)	—	—
James Xigui Zheng	—	—
David Siu Kam Choy(2)	—	—
Jinliang Mao	—	—
All Directors and Executive Officers as a Group	—	—
Principal Shareholders:
Tun Kung Company Limited(7)	480,095,000	39.0
Ping An Group(8)	474,905,000	38.6

**	Except as indicated otherwise below, the business address of our directors and executive officers is No. 1333 Lujiazui Ring Road 15/F, Shanghai, People’s Republic of China.
(1)	The business address of Mr. Gregory Dean Gibb is 28th Floor, Pingan Fortune Tower, 1088 Shenyuan Road, Shanghai, People’s Republic of China.
(2)	The business address of Mr. Yong Suk Cho and Mr. David Siu Kam Choy is 19th Floor, Tower A, Shanghai Ping An Building, No. 206 Kaibin Road, Xuhui District, Shanghai, People’s Republic of China.
(3)	The business address of Mr. Rui Li is 47F Yitian Road No. 5033, Futian District, Shenzhen, Guangdong, People’s Republic of China.
(4)	The business address of Mr. Rusheng Yang is 2609B, Jinzhonghuan Commerce Building, No. 3037 Jintian Road, Futian District, Shenzhen, People’s Republic of China.
(5)	The business address of Mr. Weidong Li is 1603 Pilkem Commercial Centre, 8 Pilkem Street, Kowloon, Hong Kong.
(6)	The business address of Mr. David Xianglin Li is Office 714, 211 West Huaihai Road, Shanghai, People’s Republic of China.
(7)

Represents 480,095,000 ordinary shares held by Tun Kung Company Limited, a British Virgin Islands company. Each of Tongjun Investment Company Limited and Lanbang Investment Company Limited owns 41.0% and 37.4% of the issued and outstanding share capital of Tun Kung Company Limited, respectively. Tongjun Investment Company Limited and Lanbang Investment Company Limited are both British Virgin Islands companies. Each of the two individuals, Mr. Wenwei Dou and Ms. Wenjun Wang, owns 50% of Tongjun Investment Company Limited’s shares. Each of the two individuals, Mr. Xuelian Yang and Mr. Jingkui Shi, owns 50% of Lanbang Investment Company Limited’s shares. Our board of directors currently delegates the authority to Tun Kung Company Limited to administer the 2014 Plan, 2015 Plan and 2019 Plan. Of the 480,095,000 ordinary shares held by Tun Kung Company Limited, 35,644,803 are reserved for our share incentive plans.

Tongjun Investment Company Limited is a company directly held by two individuals, Mr. Wenwei Dou and Ms. Wenjun Wang, as nominee shareholders to hold the shares of Tongjun Investment Company Limited on behalf of the beneficiaries, who are senior employees of Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries or associates. Mr. Wenwei Dou is a senior attorney of Ping An Insurance. The nominee shareholders act upon, and vote and pass shareholders’ resolutions relating to, the matters of Tongjun Investment Company Limited in accordance with instructions from a five-person management committee. The five members of the management committee, which consist of Jun Yao, Jianrong Xiao, Peng Gao, Wenwei Dou and Wenjun Wang, represent the beneficiaries in making investment decisions for and supervise the management and operation of Tongjun Investment Company Limited. The five members of the management committee are all employees of Ping An Group. None of the five members is a director or senior management of Ping An Insurance, or a director, senior management or employee of our company.

The registered address of Lanbang Investment Company Limited, Tongjun Investment Company Limited and Tun Kung Company Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

(8)

Represents 285,000,000 ordinary shares held by An Ke Technology Company Limited, a Hong Kong company and 189,905,000 ordinary shares held by China Ping An Insurance Overseas (Holdings) Limited, a Hong Kong company. An Ke Technology Company Limited is a wholly owned subsidiary of Shenzhen Ping An Financial Technology Consulting Co. Ltd. which is wholly owned by Ping An Insurance (Group) Company of China, Ltd., a company incorporated under the laws of the PRC whose shares are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The registered address of An Ke Technology Company Limited is Suite 2353, 23/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. China Ping An Insurance Overseas (Holdings) Limited is a direct wholly-owned subsidiary of Ping An Insurance (Group) Company of China, Ltd. The registered address of China Ping An Insurance Overseas (Holdings) Limited is Suite 2318, 23/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Each shareholder of Lanbang Investment Company Limited, Mr. Jingkui Shi and Mr. Xuelian Yang, has granted an option to An Ke Technology Company Limited to purchase up to 100% of his shares in Lanbang Investment Company Limited, or the Lanbang Offshore Call Options. Lanbang Investment Company Limited holds 37.4% of the shares of Tun Kung Company Limited, which in turn beneficially owns 42.7% of our ordinary shares. See note (8) to our ownership table above. Each shareholder of Lanbang Investment Company Limited is entitled to his voting and other rights in Lanbang Investment Company Limited prior to An Ke Technology Company Limited’s exercise of the Lanbang Offshore Call Options.

Lanbang Investment Company Limited has also granted an option to An Ke Technology Company Limited to purchase up to 100% of its shares in Tun Kung Company Limited, or the Tun Kung Offshore Call Options, and together with the Lanbang Offshore Call Options, the Offshore Call Options. Lanbang Investment Company Limited is entitled to its voting and other rights in Tun Kung Company Limited prior to An Ke Technology Company Limited’s exercise of the Tun Kung Offshore Call Options.

The shareholders of Lanbang Investment Company Limited also hold the entire equity interest in Shanghai Lanbang Investment Limited Liability Company, or Shanghai Lanbang, which holds 18.29% of the equity interest in two of our consolidated affiliated entities, Shanghai Xiongguo Corporation Management Co., Ltd. and Shenzhen Lufax Holding Enterprise Management Limited. Each of Mr. Jingkui Shi and Mr. Xuelian Yang has granted an option to Shenzhen Ping An Financial Technology Consulting Co., Ltd, the parent company of An Ke Technology Company Limited, to purchase up to 100% of his equity interest in Shanghai Lanbang, or the Onshore Call Options, and together with the Offshore Call Options, the Call Options.

The Call Options are exercisable concurrently, in whole or in part, during the ten-year period immediately beginning from the date which is one year after the date of our initial public offering. Such ten-year period may be extended by An Ke Technology Company Limited by written notice.

The exercise price of the Offshore Call Options is calculated pursuant to a formula, which is primarily based upon a predetermined value as multiplied by the ratio of the market price of our ADSs representing our ordinary shares plus any dividends and distributions to the price of our shares paid by our A-round investors. If An Ke Technology Company Limited had already exercised an option to call the shares under Tun Kung Offshore Call Options before the first exercise of the option to call the shares under Lanbang Offshore Call Options, the exercise price for the first exercise of the option to call the shares under Lanbang Offshore Call Options shall be increased by an amount calculated based on the proceeds received by Lanbang Investment Company Limited pursuant to the exercise of the Tun Kung Offshore Call Options. The exercise price of the Onshore Call Options is calculated pursuant to another formula, which is primarily based upon a predetermined value plus an amount as adjusted by a premium rate.

In October 2015, in connection with our acquisition of the retail credit facilitation business from Ping An Group, we issued convertible promissory notes in an aggregate principal amount of US$1,953,800,000 to China Ping An Insurance Overseas (Holdings) Limited. On the same date, China Ping An Insurance Overseas (Holdings) Limited agreed to transfer US$937,824,000 of the outstanding principal amount of the notes and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited. Each of the notes bears interest from the date of issuance, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of each of the notes outstanding from time to time, which will be payable by us semi-annually until the eighth anniversary of the issuance date of the notes. Subject to the terms and conditions set forth in each of the notes, each of China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited has the right in the manner provided in the notes, as applicable, to convert the whole or any part of the outstanding principal amount of the notes, as applicable, into our ordinary shares, par value US$0.00001 per share (or the American depositary shares representing our ordinary shares), during the period starting from the date which is one year after our listing date to five business days before the maturity date (exclusive) at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in each of the notes. Unless previously converted or purchased and canceled, we shall redeem each of the notes at 100% of its principal amount together with accrued interests on the maturity date.

On September 30, 2020, we issued automatically convertible promissory notes and optionally convertible promissory notes in a total principal amount of US$1,361,925,000 to certain holders of our Class C ordinary shares, in exchange for a total of 45,287,111 Class C ordinary shares held by them. The automatically convertible promissory notes were converted into 7,566,665 ordinary shares automatically upon the closing of our initial public offering in November 2020. The optionally convertible promissory notes can be converted into an aggregate of 38,493,660 ordinary shares, without giving effect to any anti-dilutive adjustments, up to September 30, 2023. We pay 6% annual interest to the holders of both kinds of notes until the notes are fully repaid or converted. Holders of the automatically convertible promissory notes have agreed to lock-up restrictions for 6 months for half of the ordinary shares issuable upon conversion of their notes and 12 months for the other half, and holders of the optionally convertible promissory notes have agreed to lock-up restrictions for 12 months for the ordinary shares issuable upon conversion of their notes, in each case, from October 29, 2020 and subject to certain exceptions.

As of February 22, 2021, a total of 307,407 ordinary shares are held by one record holder in the United States, representing approximately 0.03% of our total outstanding shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Except as described elsewhere herein, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Ping An Group

Summary of Transactions with Ping An Group

For the years ended December 31, 2018, 2019 and 2020, we provided various types of services, including loan account management, wealth management product facilitation, technology support and other services, to Ping An Group for an aggregate of RMB745.9 million, RMB1,023.6 million and RMB1,869.8 million (US$286.6 million) in technology platform based income and other income, respectively. Such income represented 1.8%, 2.1% and 3.6% of our total income for the years ended December 31, 2018, 2019 and 2020, respectively.

For the years ended December 31, 2018, 2019 and 2020, we had investment income and interest income from Ping An Group in the amount of RMB211.2 million, RMB268.9 million and RMB408.8 million (US$62.6 million), respectively, in connection with our investment products issued or managed by Ping An Group and bank deposits at Ping An Group, representing 0.5%, 0.6% and 0.8% of our total income for the years ended December 31, 2018, 2019 and 2020, respectively.

For the years ended December 31, 2018, 2019 and 2020, we had total expenses (including finance costs and other gains/(losses)–net) to Ping An Group in the amount of RMB2,152.3 million, RMB2,599.1 million and RMB3,509.4 million (US$537.8 million), respectively, primarily in connection with technology support, transaction settlement, custodian, accounting processing, HR support, data communication and customer acquisition services provided by Ping An Group to us, representing 9.9%, 9.2% and 10.3% of our total expenses for the years ended December 31, 2018, 2019 and 2020, respectively.

We incurred interest expense to Ping An Group in the aggregate amount of RMB637.4 million, RMB154.3 million and RMB67.5 million (US$10.3 million), respectively, for the years ended December 31, 2018, 2019 and 2020, in connection with borrowings from Ping An Group and interest paid to Ping An Group for its subscription in the consolidated wealth management products managed by us, representing 2.9%, 0.5% and 0.2% of our total expenses for the years ended December 31, 2018, 2019 and 2020, respectively.

We had cash balances of RMB17.5 billion, RMB14.6 billion and RMB14.4 billion (US$2.2 billion) held at banks who are affiliates with Ping An Group as of December 31, 2018, 2019 and 2020, respectively, representing 14.8%, 9.8% and 5.8% of our total assets as of December 31, 2018, 2019 and 2020, respectively.

We had account and other receivables and contract assets due from Ping An Group in the amount of RMB2,606.6 million, RMB2,784.8 million and RMB2,040.9 million (US$312.8 million) as of December 31, 2018, 2019 and 2020, respectively, representing 2.2%, 1.9% and 0.8% of our total assets as of December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2018, 2019 and 2020, we had balance of financial assets at amortized cost and financial investments (loans and receivables) with Ping An Group in the amount of RMB1,497.9 million, RMB6,903.3 million and RMB4,160.0 million (US$637.5 million), respectively, primarily in connection with certain asset management plan products we purchased from Ping An Group, representing 1.3%, 4.6% and 1.7% of our total assets as of December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2018, 2019 and 2020, in addition to the convertible promissory notes we issued to China Ping An Insurance Overseas (Holdings) Limited as described below, we had borrowings due to Ping An Group in the amount of RMB2,334.6 million, nil and nil, respectively, representing 2.8%, nil and nil of our total liabilities as of December 31, 2018, 2019 and 2020, respectively. The interest rates for these borrowings ranged from 3.0% to 8.2%.

As of December 31, 2018, 2019 and 2020, we had account and other payables and contract liabilities due to Ping An Group in the amount of RMB4,018.7 million, RMB2,521.4 million and RMB1,888.1 million (US$289.4 million), respectively, representing 4.8%, 2.5% and 1.1% of our total liabilities as of December 31, 2018, 2019 and 2020, respectively.

Convertible Promissory Notes Issued to China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited

In October 2015, in connection with our acquisition of the retail credit facilitation business from Ping An Group, we issued convertible promissory notes in an aggregate principal amount of US$1,953,800,000 to China Ping An Insurance Overseas (Holdings) Limited. The acquisition was consummated in May 2016. On the same date, China Ping An Insurance Overseas (Holdings) Limited agreed to transfer US$937,824,000 of the outstanding principal amount of the notes and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited.

Each of the notes bears interest from the date of issuance, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of each of the notes outstanding from time to time, which will be payable by us semi-annually until the eighth anniversary of the issuance date of the notes. Subject to the terms and conditions set forth in each of the notes, each of China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited has the right in the manner provided in the notes, as applicable, to convert the whole or any part of the outstanding principal amount of the notes, as applicable, into our ordinary shares, par value US$0.00001 per share (or the American depositary shares representing our ordinary shares), during the period starting from the date which is one year after our listing date to five business days before the maturity date (exclusive) at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in each of the notes. Unless previously converted or purchased and canceled, we shall redeem each of the notes at 100% of its principal amount together with accrued interest on the maturity date.

For the years ended December 31, 2018, 2019 and 2020, the contractual interest we were required to pay on the convertible promissory notes were US$7.5 million, US$7.5 million and US$7.5 million to China Ping An Insurance Overseas (Holdings) Limited and US$6.9 million, US$6.9 million and US$6.9 million to An Ke Technology Company Limited, respectively.

Capital Contribution in Ping An Consumer Finance Co., Ltd.

In November 2019, the CBIRC approved the establishment of Ping An Consumer Finance Co., Ltd. We subscribed RMB3.5 billion (US$536 million) or 70% of the equity interest of Ping An Consumer Finance while Ping An Group subscribed RMB1.5 billion (US$230 million) or 30%. The entity obtained approval to open from the CBIRC in March 2020 and started operating a consumer finance business from April 2020.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our ordinary shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated as an exempted company in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details

Our ADSs have been listed on the NYSE since October 30, 2020. Our ADSs trade under the symbol “LU.” Two ADSs represent one of our ordinary shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the NYSE since October 30, 2020 under the symbol “LU.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our shares.

Shares

General

All of our outstanding shares are fully paid and non-assessable. Certificates representing the shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

Dividends

Subject to the Companies Act, the company in general meeting or our directors may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Act. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides, (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also declare interim dividends, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct all sums of money (if any) presently payable by any shareholder to us on account of calls or otherwise from any dividend or bonus payable to such shareholder.

No dividend or other money payable by us on or in respect of any share shall bear interest against us. In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our shareholders may, upon the recommendation of our directors, by ordinary resolution resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and reverted to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Voting Rights

On a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to one vote for each share, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands of shareholders who are present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, unless a poll is demanded.

A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder and all calls or installments due by such shareholder to us have been paid.

If a clearing house (or its nominee(s)) or a central depositary entity, being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the clearing house or central depositary entity (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or central depositary entity (or its nominee(s)) including the right to vote individually in a show of hands.

Transfer of Shares

Subject to any applicable restrictions set forth in our articles of association, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under share incentive plans for employees upon which a restriction on transfer imposed thereby still subsists, or a transfer of any share to more than four joint holders, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the NYSE or in another form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required); and

•	fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

Liquidation

Subject to any future shares which are issued with specific rights, (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Shares and Forfeiture of Shares

Subject to our memorandum and articles of association and to the terms of allotment our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment.

The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares

We are empowered by the Companies Act and our memorandum and articles of association to purchase our own shares, subject to certain restrictions.

Our directors may only exercise this power on our behalf, subject to the Companies Act, our memorandum and articles of association and to any applicable requirements imposed from time to time by the NYSE, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed.

Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (1) unless it is fully paid up, (2) if such redemption or repurchase would result in there being no shares outstanding, or (3) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by (i) the creation or issue of further shares ranking pari passu with such existing class of shares or (ii) the creation, establishment or issue of shares of any other class of share with preferred or other rights (including, without limitation, the creation of shares with enhanced or weighted voting rights) pursuant to our memorandum and articles of association.

Inspection of Books and Records

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Issuance of Additional Shares

Our memorandum and articles of association authorize our board of directors to create, establish and issue additional shares and (without approval of the shareholders) divide the shares of the Company into different classes from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorize our board of directors to establish from time to time one or more classes or series of shares and to determine, with respect to any classes or series of shares, the terms and rights of that class or series, including:

•	the designation (or re-designations as the case may be) of the class or series;

•	the number of shares of the class or series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of shares.

Anti-Takeover Provisions

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to create, establish and issue shares in one or more class or series and to designate the price, rights, preferences, privileges and restrictions of such shares without any further vote or action by our shareholders.

Register of Members

In accordance with Section 48 of the Companies Act, the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. Our directors will maintain one register of members, at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, which provides us with corporate administrative services. We will perform the procedures necessary to register the shares in the register of members as required in “PART III – Distribution of Capital and Liability of Members of Companies and Associations” of the Companies Act, and will ensure that the entries on the register of members are made without any delay.

The depositary (or its nominee) will be included in our register of members as the only holder of the ordinary shares underlying our ADSs. The ordinary shares underlying the ADSs are not shares in bearer form, but are in registered form and are “non-negotiable” or “registered” shares in which case the ordinary shares underlying the ADSs can only be transferred on the books of the company in accordance with Section 166 of the Companies Act.

Further, Section 46 of the Companies Act provides for recourse to be available to our investors in case we fail to update our register of members. In the event we fail to update our register of member, the depositary, as the aggrieved party, may apply for an order with the courts of the Cayman Islands for the rectification of the register.

General Meetings of Shareholders and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may, but are not obliged to hold in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors. Advance notice of at least seven clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any two or more shareholders holding shares representing in aggregate not less than one-third of the total voting rights in the paid up capital of our company to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our memorandum and articles of association provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for reappointment at a meeting of the shareholders or re-appointment by the board of directors.

Our shareholders may also appoint any person to be a director by way of ordinary resolution.

A director may be removed with or without cause by ordinary resolution.

Proceedings of Board of Directors

Our memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our memorandum and articles of association provide that the board may from time to time at its discretion exercise all powers of our company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and (subject to the Companies Act) issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Alteration of Capital

Our shareholders may from time to time by ordinary resolution in accordance with the Companies Act:

•	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in a general meeting may be determined by our directors;

•

sub-divide our shares or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the Companies Act, so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred, deferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others, as we have power to attach to unissued or new shares; and

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled subject to the provisions of the Companies Act.

Our shareholders may by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	subject to its memorandum and articles of association, an exempted company’s register of members is not required to be open to inspection;

•	subject to its memorandum and articles of association, an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report, we currently intend to comply with the NYSE rules in lieu of following home country practice.

Exclusive Forum

Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England.

In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

•	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	an act which constitute a fraud against the minority where the wrongdoer are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company:

•	a duty to act in good faith in the best interests of the company,

•	a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so),

•	a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and

•	a duty to exercise powers for the purpose for which such powers were intended.

A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a company may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held by amending the articles of association.

Our memorandum and articles of association do not allow shareholders to act by written resolutions.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

With respect to shareholder proposals, Cayman Islands law is essentially the same as Delaware law. The Companies Act does not provide shareholders with an express right to put forth any proposal before an annual meeting of the shareholders. However, the Companies Act may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the company.

Any two or more shareholders holding not less than one-third of the votes attaching to the total issued and paid up share capital of the company at the date of deposit of the requisition shall at all times have the right, by written requisition to the board of directors or the secretary of the company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions relating to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years.

This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under the Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

C.	Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.	Taxation

The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us and the holders of our ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands.

There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of 20 years from December 16, 2014.

People’s Republic of China Taxation

Although we are incorporated as an exempted company in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law and its implementation rules provide that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes. The implementing rules of the Enterprise Income Tax Law merely define the “de facto management body” as the “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” In April 2009, the State Administration of Taxation issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China. Based on a review of the facts and circumstances, we do not believe that Lufax Holding Ltd should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law and its implementation rules. The tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If Lufax Holding Ltd were to be considered a PRC resident enterprise, then PRC income tax at a rate of 10% would generally be applicable to any gain realized on the transfer of our ADSs or ordinary shares by investors that are “non-resident enterprises” of the PRC and to any interest or dividends payable by us to such investors. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Lufax Holding Ltd would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Lufax Holding Ltd is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. We refer to the latter test as the asset test. For the purpose of the asset test, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we intend to treat our consolidated affiliated entities (including their subsidiaries, if any) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our consolidated affiliated entities for U.S. federal income tax purposes, the composition of our income and assets would change and we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated affiliated entities (including their subsidiaries, if any) for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, under circumstances where our income from activities that produce passive income significantly increases relative to our income from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our consolidated affiliated entities for U.S. federal income tax purposes, our risk of becoming classified as a PFIC may substantially increase. It is also possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being or becoming a PFIC for the current or future taxable years. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

(i) Dividends

The gross amount of any distributions paid on our ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the NYSE will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the U.S.-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be potentially eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the U.S.-PRC income tax treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

(ii) Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year at the time of disposition. The deductibility of a capital loss may be subject to limitations.

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the U.S.-PRC income tax treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of the U.S.-PRC income tax treaty or fails to make the election to treat any gain as PRC source income, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

(iii) Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year other than a year included in the preceding bullet point will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our consolidated affiliated entities or any of the subsidiaries of our consolidated affiliated entities is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated affiliated entities or any of the subsidiaries of our consolidated affiliated entities.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that our ADSs, but not our ordinary shares, will be treated as marketable stock based on their listing on the NYSE, provided that they are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax considerations of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed a registration statement on Form F-1 (Registration No. 333-249366) with the SEC to register the issuance and sale of our ordinary shares represented by ADSs in our initial public offering. We have also filed a registration statement on Form F-6 (Registration No. 333-249612) with the SEC to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank, N.A., the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk we have assumed mainly comes from movements in the USD/RMB exchange rate.

We and our major overseas intermediate holding companies’ functional currency is USD. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents and loans to subsidiaries dominated in RMB. We have entered into spot-forward USD/RMB currency swaps to manage our exposure to foreign currency risk arising from loans to subsidiaries dominated in RMB.

Our subsidiaries are mainly operating in mainland China with most of the transactions settled in RMB. We consider that our business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

The table below illustrates the impact of an appreciation or depreciation of RMB spot and forward rates against USD by 5% on our profit before income tax:

	Profit before income tax
	2018	2019	2020
	(RMB millions)
5% appreciation of RMB	13	15	131
5% depreciation of RMB	(13)	(15)	(131)

Interest Rate Risk

Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. Our interest rate risk mainly arises from fixed rate instruments including term deposits, accounts and other receivables, loans to customers, accounts and other payables and borrowings, etc. Our interest rate risk policy requires us to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities.

The following table sets out our financial assets, financial liabilities and interest rate swaps exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date, whichever is the earlier.

	As of December 31, 2020
	< 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	> 3 years	Overdue	No interest	Total
	(RMB millions)
ASSETS
Cash at bank	23,786	56	6	310	—	—	—	24,159
Restricted cash	23,030	—	—	—	—	—	—	23,030
Financial assets at fair value through profit or loss	966	5,421	9,231	1,399	848	1,260	15,298	34,424
Financial assets at amortized cost	1,205	1,683	1,816	803	—	1,056	—	6,564
Financial assets at purchased under reverse repurchased agreements	700	—	—	—	—	—	—	700
Accounts and other receivables and contract assets	—	—	—	—	—	—	23,326	23,326
Loans to customers	27,757	54,105	30,196	6,559	—	1,209	—	119,826
Total financial assets	77,443	61,266	41,249	9,072	848	3,525	38,624	232,028

LIABILITIES
Payable to platform investors	—	—	—	—	—	—	9,115	9,115
Borrowings	8,779	1,536	—	—	—	—	—	10,315
Accounts and other payables and contract liabilities	—	—	—	—	—	—	5,484	5,484
Payable to investors of consolidated structured entities	24,875	50,551	29,978	4,963	—	—	—	110,368
Financing guarantee liabilities	—	—	—	—	—	—	749	749
Lease liabilities	141	401	317	103	18	—	—	979
Convertible promissory note payable	—	—	—	10,117	—	—	—	10,117
Optionally convertible promissory notes	—	—	—	7,531	—	—	—	7,531

Total financial liabilities	33,795	52,489	30,295	22,715	18		15,347	154,658

Nominal amount of interest rate swap	(8,417)	—	—	8,417	—	—	—	—

Total interest rate sensitivity gap	52,066	8,777	10,954	(22,060)	831	3,525	23,277	77,370

The table below shows the length of time that overdue loans to customers have been past due.

	As of December 31, 2020
	1–29 days past due	30–89 days past due	Overdue more than 89 days	Total
	(RMB millions)
Gross carrying amount of loans to customers	521	840	407	1,767
ECL allowance	(50)	(195)	(313)	(559)

Total	471	644	94	1,209

As of December 31, 2020, approximately 88.9% of the on-balance sheet loans to customers were covered by credit insurance provided by credit enhancement partners. The total on-balance sheet overdue loans do not have a direct impact on our expected credit losses as the expected credit losses are primarily derived from on-balance sheet loans not covered by credit insurance. When the overdue loans not covered by credit insurance increases, our probability of default will increase which will result in higher expected credit losses. Our risk taking strategy is dependent on the need of our funding partners, which might change from time to time.

We perform interest rate sensitivity analysis on our profit by measuring the impact of a change in profit of financial assets and liabilities. On an assumption of a parallel shift of 100 basis points in Renminbi, U.S. dollar, Hong Kong dollar, Indonesian rupiah and Singapore dollar interest rates, we calculate the changes in profit for the year on a monthly basis.

The table below illustrates the impact to profit before tax of the coming year as of each reporting date based on the structure of interest-bearing assets, liabilities and interest rate derivative instruments as of December 31, 2018, 2019 and 2020, caused by a parallel shift of 100 basis points of Renminbi, U.S. dollar, Hong Kong dollar, Indonesian rupiah and Singapore dollar interest rates.

	For the Year Ended December 31,
	2018	2019	2020
	(RMB millions)
Change in interest rate
–100 basis points	(231)	(318)	(488)
+100 basis points	231	318	488

In the sensitivity analysis, we adopt the following assumptions when determining business conditions and financial index:

•	The fluctuation rates of different interest-bearing assets and liabilities are the same;

•	All assets and liabilities are re-priced in the middle of relevant periods;

•	Analysis is based on static gap on reporting date, regardless of subsequent changes;

•	No consideration of impact on customers’ behavior resulting from interest rate changes;

•	No consideration of impact on market price resulting from interest rate changes;

•	No consideration of actions taken by us.

Therefore, the actual changes of net profit may differ from the analysis above.

Credit Risk

Credit risks refer to the risk of losses incurred by the inabilities of debtors or counterparties to fulfill their contractual obligations or by the adverse changes in their credit conditions. We are exposed to credit risks primarily associated with our deposit arrangements with commercial banks, financial assets at fair value through profit or loss, accounts and other receivables, loans to customers, available-for-sale financial assets, etc. We use a variety of controls to identify, measure, monitor and report credit risk.

Credit risk exposure

Without taking collateral and other credit enhancements into consideration, for on–balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the financial statements. The following table sets forth our maximum credit exposure without regard to the exposure guaranteed by third-parties as of December 31, 2018, 2019 and 2020:

	As at December 31, 2018
	Stage 1	Stage 2	Stage 3	Purchased or Originated Credit Impaired	Maximum Credit Risk Exposure
	(RMB millions)
Book value
On-balance sheet
Cash at bank	18,576	—	—	—	18,576
Restricted cash	7,937	—	—	—	7,937
Financial assets at amortized cost	2,562	424	29	93	3,108
Accounts and other receivables and contract assets	19,667	209	220	—	20,095
Loans to customers	33,469	329	630	—	34,428

Total	82,211	961	879	93	84,144

Off-balance sheet
Financing guarantee commitment	4,505	83	—	—	4,587

	As at December 31, 2019
	Stage 1	Stage 2	Stage 3	Purchased or Originated Credit Impaired	Maximum Credit Risk Exposure
	(RMB millions)
Book value
On-balance sheet
Cash at bank	7,352	—	—	—	7,352
Restricted cash	24,603	—	—	—	24,603
Financial assets at amortized cost	7,209	—	1,334	80	8,623
Accounts and other receivables and contract assets	25,805	227	264	—	26,296
Loans to customers	46,916	271	312	—	47,499

Total	111,886	498	1,910	80	114,373

Off-balance sheet
Financing guarantee commitment	4,600	39	—	—	4,639

	As at December 31, 2020
	Stage 1	Stage 2	Stage 3	Purchased or Originated Credit Impaired	Maximum Credit Risk Exposure
	(RMB millions)
Book value
On-balance sheet
Cash at bank	24,159	—	—	—	24,159
Restricted cash	23,030	—	—	—	23,030
Financial assets at amortized cost	5,508	—	975	81	6,564
Accounts and other receivables and contract assets	23,308	17	1	—	23,326
Financial assets at purchased under reverse repurchased agreements	700	—	—	—	700

Loans to customers	119,088	644	94	—	119,826

Total	195,791	662	1,070	81	197,604

Off-balance sheet
Financing guarantee commitment	20,898	71	—	—	20,969

As of December 31, 2018, 2019 and 2020, loans to customers amounting to RMB20.0 billion, RMB42.7 billion and RMB105.3 billion (US$16.1 billion), respectively, were covered by credit insurance provided by external insurance companies. After subtracting these guarantee arrangements from the maximum credit risk exposures as listed in the tables above, the loans to customers with credit risk exposure for our company are the carrying amount of loans after provision for impairment losses and interest receivable of the loans is considered. The on–balance sheet credit risk exposure for our company as of December 31, 2018, 2019 and 2020, amounted to RMB15.4 billion, RMB5.5 billion and RMB13.2 billion (US$2.0 billion), respectively. Our credit risk exposure is defined as the net credit risk exposure that we will bear. This represents the gross outstanding balance of the exposure after deducting the credit insurance amount provided by third-party credit enhancement partners and impairment losses already provided to the exposure.

Expected credit loss for loans

Credit risk measurement

The estimation of credit exposure for risk management purposes is complex and requires the use of models, as the exposure varies with changes in market conditions, expected cash flows and the passage of time. The assessment of credit risk of a portfolio of assets entails further estimations as to the likelihood of defaults occurring, of the associated loss ratios and of default correlations between counterparties. We measure credit risk using Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default (LGD). This is similar to the approach used for the purposes of measuring ECL under IFRS 9.

Measurement of Expected Credit Loss

IFRS 9 outlines a “three-stage” model for impairment based on changes in credit quality since initial recognition as summarized below:

•	A financial instrument that is not credit-impaired on initial recognition is classified in “Stage 1” and has its credit risk continuously monitored by us.

•	If a significant increase in credit risk since initial recognition is identified, the financial instrument is moved to “Stage 2” but is not yet deemed to be credit-impaired.

•	If the financial instrument is credit-impaired, the financial instrument is then moved to “Stage 3”.

Financial instruments in Stage 1 have their ECL measured at an amount equal to the portion of lifetime ECL that result from default events possible within the next 12 months. Instruments in Stages 2 or 3 have their ECL measured based on ECL on a lifetime basis.

The following diagram summarizes the impairment requirements under IFRS 9 (other than purchased or originated credit-impaired financial assets)

Change in credit quality since initial recognition

Stage 1	Stage 2	Stage 3
(Initial recognition)	(Significant increase in credit risk since initial recognition)	(Credit-impaired assets)
12-month ECL	Lifetime ECL	Lifetime ECL

The key judgments and assumptions we have adopted in addressing the requirements of the standard are discussed below:

(a)	Significant increase in credit risk

We consider a loan to have experienced a significant increase in credit risk if the borrower is 30 days or more past due on its contractual payments. We do not consider any qualitative criteria since we monitor the risk of borrowers purely based on the overdue period.

The criteria used to identify a significant increase in credit risk are monitored and reviewed periodically for appropriateness by the independent credit risk team.

(b)	Definition of default and credit-impaired assets

We define a financial instrument as in default, which is fully aligned with the definition of credit-impaired if the borrower is 90 days or more past due on its contractual payments. We do not consider any qualitative criteria since we monitor the risk of borrowers purely based on overdue period.

The criteria above have been applied to all financial instruments we hold and are consistent with the definition of default used for internal credit risk management purposes. The default definition has been applied consistently to model the Probability of Default (PD), Exposure at Default (EAD) and Loss given Default (LGD) throughout our expected loss calculations.

Sensitivity analysis

ECL is sensitive to the parameters used in the model, the macro-economic variables of the forward-looking forecast, the weight probabilities in the three scenarios, and other factors considered in the application of expert judgment. Changes in these input parameters, assumptions, models, and judgments will have an impact on the measurement of expected credit losses.

We have the highest weight of the base scenario. The loans to customers and financing guarantee contracts assumed that if the weight of the upside scenario increased by 10% and the weight of the base scenario decreased by 10%, our ECL impairment provision as of December 31, 2018, 2019 and 2020 would be reduced by RMB2 million, RMB2 million and RMB5 million (US$1 million), respectively, and if the weight of the downside scenario increased by 10% and the weight of the base scenarios decreased by 10%, our ECL impairment provision as of December 31, 2018, 2019 and 2020 would be increased by RMB3 million, RMB1 million and RMB6 million (US$1 million), respectively.

The following table shows the changes of ECL impairment provision on loans to customers and financing guarantee liabilities related to ECL assuming the financial assets in stage 2 were reclassified to stage 1 due to significant improvement in credit risk.

	As of December 31,
	2018	2019	2020
	(RMB millions, except percentages)
Total ECL and financing guarantee liabilities under assumption of reclassification of financial assets from stage 2 to stage 1	1,713	1,425	1,542
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	1,868	1,494	1,738

Difference—amount	(155)	(69)	(196)
Difference—ratio	(8%)	(5%)	(13%)

Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds or being unable to liquidate a position in a timely manner at a reasonable price to meet our obligations as they become due.

We aim to maintain sufficient cash at bank and marketable securities. Due to the dynamic nature of the underlying businesses, we maintain flexibility in funding by maintaining adequate cash at bank.

The following table analyzes our financial liabilities into relevant maturity grouping based on the remaining period at the end of each reporting period to the contractual or expected maturity date. The amounts disclosed in the table are undiscounted contractual cash flows, including interests with financial liabilities denominated in foreign currencies translated into RMB using the spot rate as of balance sheet date:

	As of December 31, 2020
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	(RMB millions)
Financial liabilities
Payable to platform investors	9,115	—	—	—	—	9,115
Borrowings	—	2,227	121	8,463	—	10,811
Accounts and other payables and contract liabilities	5,484	—	—	—	—	5,484
Payable to investors of consolidated structured entities	15	79,283	31,007	5,058	—	115,364
Financing guarantee liabilities	20,969	—	—	—	—	20,969
Lease liabilities	—	574	330	106	18	1,028
Convertible promissory note payable	—	102	94	12,819	—	13,015
Optionally convertible promissory notes	—	453	453	8,007	—	8,913

	35,583	82,640	32,005	34,452	18	184,698

Fair value estimation

Our main financial instruments carried at fair value are financial assets at fair value through profit or loss and available-for-sale financial assets. We use the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The primary quoted market price used for financial assets we hold is the current bid price. Financial instruments included in Level 1 comprise primarily equity investments, fund investments and bond investments traded on stock exchanges and open-ended mutual funds.

Level 2: Other valuation techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly (such as price) or indirectly (such as calculated based on price). These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

Level 3: Valuation techniques which use any inputs which have a significant effect on the recorded fair value that are not based on observable market data (unobservable inputs).

The level of fair value calculation is determined by the lowest level input with material significance in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the calculation of fair value.

Valuation methods for Level 2 and Level 3 financial instruments:

For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

For Level 3 financial instruments, prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measures within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques.

The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
	(RMB millions)
Financial assets at fair value through profit or loss
Asset management plans	—	4,028	—	4,028
Mutual funds	1,276	—	—	1,276
Trust plans	—	4,102	—	4,102
Factoring products	—	821	—	821
Structured deposits	—	1,301	—	1,301
Bank wealth management products	—	2,284	—	2,284
Private fund investment	—	—	2,633	2,633

Total	1,276	12,536	2,633	16,444

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
	(RMB millions)
Financial assets at fair value through profit or loss
Asset management plans	—	6,057	794	6,850
Mutual funds	5,733	—	—	5,733
Trust plans	—	1,788	1,683	3,470
Factoring products	—	1,480	344	1,824
Structured deposits	—	431	—	431
Bank wealth management products	—	252	—	252
Corporate bond	—	—	15	15
Private fund investment	—	—	8	8

Total	5,733	10,007	2,843	18,583

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
	(RMB millions)
Financial assets at fair value through profit or loss
Asset management plans	—	9,328	424	9,752
Mutual funds	3,199	—	—	3,199
Trust plans	—	9,106	821	9,927
Factoring products	—	824	—	824
Structured deposits	—	962	—	962
Bank wealth management products	—	2,092	—	2,092
Corporate bond	—	3,029	15	3,044
Private fund and other equity investments	—	4,618	6	4,624

Total	3,199	29,958	1,266	34,424

There were no changes in valuation techniques during the period.

The following table presents the changes in level 3 instruments for the years ended December 31, 2018, 2019 and 2020:

	For the Year ended December 31,
	2018	2019	2020
	Financial assets at fair value through profit or loss
	(RMB millions)
As of beginning of the year	7,059	2,633	2,843
Additions	12,003	1,353	—
Disposal	(16,439)	(1,961)	(1,267)
Transfer into level 3	—	1,478	—
Gains or losses recognized in profit or loss	10	(660)	(310)

As of end of the year	2,633	2,843	1,266

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason, excluding ADS issuances as a result of distributions of ordinary shares)

Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to U.S. 5¢ per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Fees and Other Payments Made by the Depositary to Us

The Depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. In the year ended December 31, 2020, we did not receive any payment from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 for our initial public offering (File Number 333-249366), which was declared effective by the SEC on October 29, 2020. Our initial public offering closed in November 2020. Goldman Sachs (Asia) L.L.C., BofA Securities, Inc., UBS Securities LLC, HSBC Securities (USA) Inc. and China PA Securities (Hong Kong) Company Limited were the representatives of the underwriters for our initial public offering. We offered and sold an aggregate of 199,155,128 ADSs at an initial public offering price of US$13.50 per ADS, taking into account the ADSs sold upon the exercise of the option to purchase additional ADSs by our underwriters. We raised US$2,578.9 million in net proceeds from our initial public offering after deducting underwriting commissions and discounts and the offering expenses payable by us.

For the period from the effective date of the registration statement to December 31, 2020, the total expenses incurred for our company’s account in connection with our initial public offering was US$109.7 million, which included US$102.2 million in underwriting discounts and commissions for the initial public offering and US$7.5 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from October 29, 2020, the date that the registration statement was declared effective by the SEC, to December 31, 2020, we did not use any of the net proceeds from our initial public offering. There is no material change in the use of proceeds as described in the registration statement.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective as of December 31, 2020 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Rusheng Yang, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.	Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in September 2020. We have posted a copy of our code of business conduct and ethics on our website at ir.lufaxholding.com.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2019	2020
	(RMB millions)
Audit fees(1)	17.6	50.8
Audit-Related fees(2)	2.3	0.1
Tax fees(3)	0.5	2.0
All other fees(2)	9.7	0.8

(1)

“Audit fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2019 and 2020, the audit refers to financial audit.

(2)	“Audit-related fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for agreed audit procedures service and special audit services by our principal auditors.
(3)

“Tax fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

(4)

“All other fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

As a Cayman Islands exempted company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors— Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Lufax Holding Ltd, its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Form of Fifth Amended and Restated Memorandum of Association and Eighth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

2.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 22, 2020 (File No. 333-249366))

2.3*	Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated November 3, 2020

2.4	Amended and Restated Shareholders Agreement relating to Lufax Holding Ltd between the Registrant and other parties thereto dated January 31, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

2.5	Securityholders Agreement relating to Lufax Holding Ltd between the Registrant and other parties thereto dated September 30, 2020 (incorporated herein by reference to Exhibit 4.9 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

2.6	Description of Securities (incorporated herein by reference to the section entitled “Description of Share Capital” in the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.1	English translation of Amended and Restated Phase I Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.2	English translation of Amended and Restated Phase II Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.3	English translation of 2019 Performance Share Unit Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.5	Form of Employment Agreement between the Registrant and its executive officer (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.6	Exclusive Asset Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.7	Exclusive Equity Interest Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.8	Exclusive Business Cooperation Agreement, by and between Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited) and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.9	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.10	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Linzhi Jinsheng Investment Management Limited Partnership and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.11	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Lanbang Investment Limited Liability Company and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.12	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shenzhen Ping An Financial Technology Consulting Co., Ltd and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.13	Voting Trust Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.14	Exclusive Asset Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd. and Shanghai Lujiazui International Financial Asset Exchange Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.15	Exclusive Equity Interest Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lujiazui International Financial Asset Exchange Co., Ltd. and certain other party thereto, dated March 23, 2015 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.16	Exclusive Equity Interest Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Huikang Information Technology Co., Ltd., Shanghai Lujiazui International Financial Asset Exchange Co., Ltd. and certain other party thereto, dated March 23, 2015 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.17	Exclusive Business Cooperation Agreement, by and between Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited) and Shanghai Lujiazui International Financial Asset Exchange Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.18	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd. and Shanghai Lujiazui International Financial Asset Exchange Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.19	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Huikang Information Technology Co., Ltd. and Shanghai Lujiazui International Financial Asset Exchange Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.20	Voting Trust Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd. and Shanghai Lujiazui International Financial Asset Exchange Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.21	Exclusive Asset Option Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.22	Exclusive Equity Interest Option Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.23	Exclusive Business Cooperation Agreement, by and between Lufax Holding (Shenzhen) Technology Service Co., Ltd. and Shenzhen Lufax Holding Enterprise Management Co., Ltd., dated November 21, 2018 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.24	Share Pledge Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.25	Voting Proxy Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.26	English translation of form of letter of undertakings, from each individual shareholder of direct shareholders of Shenzhen Lufax Holding Enterprise Management Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.27	English translation of form of spousal consent letter, from the spouse of each individual shareholder of direct shareholders of Shenzhen Lufax Holding Enterprise Management Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.28	Convertible Promissory Note of the Registrant issued to China Ping An Insurance Overseas (Holdings) Limited dated October 8, 2015 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.29	Convertible Promissory Note of the Registrant issued to An Ke Technology Company Limited dated October 8, 2015 (incorporated herein by reference to Exhibit 4.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.30	Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes, among the Registrant, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited dated August 31, 2020 (incorporated herein by reference to Exhibit 4.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.31	Securities Exchange Agreement by and among the Registrant and other parties thereto dated September 23, 2020 (with forms of automatically convertible promissory notes and optionally convertible promissory notes attached thereto) (incorporated herein by reference to Exhibit 4.8 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

8.1*	List of principal subsidiaries and consolidated affiliated entity of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Haiwen & Partners

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lufax Holding Ltd

By:	/s/ Gregory Dean Gibb
	Name:	Gregory Dean Gibb
	Title:	Director and Co-Chief Executive Officer

Date: March 11, 2021

Lufax Holding Ltd

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lufax Holding Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Lufax Holding Ltd and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition on retail credit facilitation service fees

As described in Notes 3.23, 5.2 and 6 to the consolidated financial statements, the loan facilitation service and post origination service revenues recognized for the year ended December 31, 2020 were RMB 7,142 million and RMB 32,315 million, respectively. The Company charges one combined service fee covering both loan facilitation and post origination services, each of which are considered distinct performance obligations. Management estimates the total consideration to be received over the life of the underlying loan by modeling early termination scenarios. The estimated total consideration is then allocated to the two performance obligations using their relative standalone selling prices. Management does not have an observable standalone selling price for the loan facilitation or post origination services because: (i) the Company does not provide such services on a standalone basis in similar circumstances to similar customers and (ii) there is no direct observable standalone selling price that is reasonably available for similar services in the market. As a result, management uses an expected cost plus margin approach to estimate the standalone selling prices of the services as the basis of revenue recognition. When estimating total consideration, management makes certain assumptions, including the applicability of historical early payment and other termination scenarios to the current loan portfolio. When estimating the selling prices, management makes certain assumptions including estimates of the relative cost of providing the services.

The principal considerations for our determination that performing procedures relating to revenue recognition on retail credit facilitation service fees is a critical audit matter are there was significant judgment by management in estimating total consideration and the relative standalone selling prices, which in turn led to a high degree of auditor judgment, subjectivity, and audit effort in performing procedures and evaluating audit evidence relating to estimates of total consideration and standalone selling prices.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for estimating the total consideration, including (i) assessing the appropriateness and testing the mathematical accuracy of the total consideration calculation; (ii) testing the completeness and accuracy of the historical early termination data used in the calculation; and (iii) evaluating the reasonableness of adjustments made to the historical early termination data to determine the early termination assumption. These procedures also included testing service agreements between the Company and its customers to assess the appropriateness of the performance obligations identified by management, and testing management’s process for estimating the standalone selling prices, including (i) assessing the appropriateness of the expected cost plus margin method used; and (ii) testing the relative allocation of costs between the performance obligations, based on the roles and responsibilities and actual costs of each department underlying the services provided.

Provision for impairment losses for loans to customers and financial assets at amortized cost

As described in Notes 3.8, 18 and 21 to the consolidated financial statements, as of December 31, 2020, the provision for impairment losses for loans to customers was RMB 989 million (on a total loan balance of RMB 120,815 million, herein referred to as “Loans”) and the provision for impairment losses for financial assets at amortized cost was RMB 1,172 million (on a total financial assets at amortized cost of RMB 7,736 million, herein referred to as “Assets”). Loans primarily consist of lending originated by consolidated trust plans and lending originated by microloan lending and consumer finance subsidiaries of the Company. Assets primarily consist of trust plans and debt investments. The provision for impairment losses for Loans and Assets represents management’s estimate of expected credit losses on such lending and assets, calculated on a forward-looking basis. In measuring the expected credit losses provision, management determines the appropriate models and assumptions including exposure at default, probability of default, and loss given default, as well as establishing forward-looking scenarios and their relative weightings. Management further disaggregates the underlying Loans and Assets into 3 different stages based on whether a significant increase in credit risk since initial recognition has occurred or whether a Loan or Asset is considered to be credit impaired. Loans and Assets without a significant increase in credit risk are classified in stage 1. The provision for impairment of financial instruments in stage 1 is measured at an amount equal to the 12-month expected credit losses. Loans and Assets with a significant increase in credit risk since initial recognition (but not yet credit-impaired) are classified in stage 2. Loans and Assets that are credit-impaired are classified in stage 3. The provision for impairment of Loans and Assets in stage 2 and stage 3 are measured based on expected credit losses on a lifetime basis.

The principal considerations for our determination that performing procedures relating to the provision for impairment losses for loans to customers and financial assets at amortized cost is a critical audit matter are (i) there was significant judgment by management in estimating the provision for impairment losses, which in turn led to a high degree of auditor judgment, subjectivity, and audit effort in performing procedures and evaluating audit evidence relating to the modeling techniques, significant assumptions and forward looking adjustments used by management; and (ii) the audit effort involved professionals with specialized skill and knowledge to assist in evaluating the audit evidence.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for estimating the provision for impairment losses by, (i) evaluating the appropriateness of the models used to estimate the provision; (ii) testing the completeness and accuracy of data used including the appropriateness of the stage classification; (iii) evaluating the reasonableness of the exposure at default, probabilities at default and loss given default; and (iv) evaluating the reasonableness of management’s forward-looking adjustments including the reasonableness of forward-looking scenarios and their relative weightings. The procedures also included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the models and certain significant assumptions.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 11, 2021

We have served as the Company’s auditor since 2013.

LUFAX HOLDING LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2018	2019	2020
		RMB’000	RMB’000	RMB’000
Technology platform-based income		32,221,439	41,929,077	41,221,842

Retail credit facilitation service fees	6	29,575,994	39,324,848	39,456,904
Wealth management transaction and service fees	7	2,645,445	2,604,229	1,764,938

Net interest income	8	5,894,481	3,909,196	7,750,460
Guarantee income		813,789	464,743	601,644
Other income	9	507,536	878,868	1,517,042
Investment income	10	1,016,551	579,077	939,899
Share of net profits of investments accounted for using the equity method		45,763	72,807	14,837

Total income		40,499,559	47,833,768	52,045,724

Sales and marketing expenses	11	(10,766,966)	(14,931,096)	(17,813,557)
General and administrative expenses	11	(2,796,098)	(2,853,049)	(2,975,544)
Operation and servicing expenses	11	(4,366,516)	(5,471,468)	(6,031,297)
Technology and analytics expenses	11	(1,658,733)	(1,952,260)	(1,792,081)
Credit impairment losses	12	(934,594)	(1,862,745)	(3,035,188)
Asset impairment losses		(7,492)	(134,516)	(7,168)
Finance costs	13	(900,263)	(1,519,907)	(2,865,654)
Other gains/(losses) - net		(419,637)	325,114	384,270

Total expenses		(21,850,299)	(28,399,927)	(34,136,219)

Profit before income tax		18,649,260	19,433,841	17,909,505
Less: Income tax expenses	14	(5,073,326)	(6,116,697)	(5,633,265)

Net profit for the year		13,575,934	13,317,144	12,276,240

Net profit/(loss) attributable to:
Owners of the Company		13,619,928	13,332,431	12,354,114
Non-controlling interests		(43,994)	(15,287)	(77,874)

		13,575,934	13,317,144	12,276,240

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

		Year ended December 31,
	Note	2018	2019	2020
		RMB’000	RMB’000	RMB’000
Other comprehensive income/(loss), net of tax:
-Exchange differences on translation of foreign operations		(267,427)	(176,833)	614,651

Total comprehensive income for the year		13,308,507	13,140,311	12,890,891

Total comprehensive income attributable to:
Owners of the Company		13,352,501	13,155,598	12,968,513
Non-controlling interests		(43,994)	(15,287)	(77,622)

		13,308,507	13,140,311	12,890,891

Earnings per share (expressed in RMB per share)
-Basic earnings per share	15	12.65	12.27	11.19

-Diluted earnings per share	15	12.65	12.27	11.10

-Basic earnings per ADS	15			5.59

-Diluted earnings per ADS	15			5.55

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	Note	2019	2020
		RMB’000	RMB’000
ASSETS
Cash at bank	16	7,352,394	24,158,568
Restricted cash	16	24,602,779	23,029,588
Financial assets at fair value through profit or loss	17	18,583,056	34,423,897
Financial assets at amortized cost	18	8,623,012	6,563,969
Financial assets purchased under reverse repurchase agreements	19	—	700,007
Accounts and other receivables and contract assets	20	26,296,438	23,325,978
Loans to customers	21	47,498,512	119,825,814
Deferred tax assets	22	3,000,156	3,358,664
Property and equipment	23	517,237	424,043
Investments accounted for using the equity method		434,770	489,931
Intangible assets	24	1,896,575	1,882,462
Right-of-use assets	25	914,960	973,547
Goodwill	26	9,046,830	9,046,830
Other assets		766,795	686,949

Total assets		149,533,514	248,890,247

LIABILITIES
Payable to platform investors	27	15,344,417	9,114,906
Borrowings	28	2,989,862	10,315,445
Current income tax liabilities		1,264,027	2,610,610
Accounts and other payables and contract liabilities	29	4,826,010	5,483,757
Payable to investors of consolidated structured entities	30	47,243,050	110,367,718
Financing guarantee liabilities		242,749	748,674
Deferred tax liabilities	22	5,311,972	5,733,733
Lease liabilities	25	939,089	979,419
Convertible promissory note payable	31	10,014,377	10,117,188
Convertible redeemable preferred shares	32	10,258,898	—
Optionally convertible promissory notes	33	—	7,530,542
Other liabilities	34	2,953,646	2,736,934

Total liabilities		101,388,097	165,738,926

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

		As of December 31,
	Note	2019	2020
		RMB’000	RMB’000
EQUITY
Share capital	35	69	77
Share premium	35	14,113,311	33,213,426
Treasury shares	40	(2)	(2)
Other reserves	36	4,582,291	7,418,710
Retained earnings	37	29,345,949	40,927,597

Total equity attributable to owners’ of the Company		48,041,618	81,559,808

Non-controlling interests		103,799	1,591,513

Total equity		48,145,417	83,151,321

Total liabilities and equity		149,533,514	248,890,247

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Attributable to owners of the Company						Non- controlling interests
		Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total		Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2018		67	10,870,339	(1)	7,119,594	2,617,302	20,607,301	567,833	21,175,134

Net profit for the year		—	—	—	—	13,619,928	13,619,928	(43,994)	13,575,934
Other comprehensive loss		—	—	—	(267,427)	—	(267,427)	—	(267,427)

Total comprehensive income for the year		—	—	—	(267,427)	13,619,928	13,352,501	(43,994)	13,308,507

Transactions with equity holders
Value of conversion rights – convertible redeemable preferred shares	36	—	—	—	218,050	—	218,050	—	218,050
Acquisition of non-controlling Interests of a subsidiary		1	3,242,972	—	(2,619,888)	—	623,085	(623,085)	—
Contributions from non-controlling interests		—	—	—	—	—	—	118,000	118,000
Share-based payment	40	—	—	—	128,187	—	128,187	(29)	128,158

As of December 31, 2018		68	14,113,311	(1)	4,578,516	16,237,230	34,929,124	18,725	34,947,849

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Note	Attributable to owners of the Company						Non- controlling interests
		Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total		Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2019		68	14,113,311	(1)	4,578,516	16,237,230	34,929,124	18,725	34,947,849

Net profit for the year		—	—	—	—	13,332,431	13,332,431	(15,287)	13,317,144
Other comprehensive loss		—	—	—	(176,833)	—	(176,833)	—	(176,833)

Total comprehensive income for the year		—	—	—	(176,833)	13,332,431	13,155,598	(15,287)	13,140,311

Transactions with equity holders
Issuance of shares held for employee incentive plan	40	1	—	(1)	—	—	—	—	—
Value of conversion rights – convertible redeemable preferred shares	36	—	—	—	11,956	—	11,956	—	11,956
Contributions from non-controlling interests		—	—	—	—	—	—	100,744	100,744
Appropriations to general reserve	36	—	—	—	223,712	(223,712)	—	—	—
Share-based payment	40	—	—	—	(55,060)	—	(55,060)	(383)	(55,443)

As of December 31, 2019		69	14,113,311	(2)	4,582,291	29,345,949	48,041,618	103,799	48,145,417

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Note	Attributable to owners of the Company						Non- controlling interests
		Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total		Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2020		69	14,113,311	(2)	4,582,291	29,345,949	48,041,618	103,799	48,145,417

Net profit for the year		—	—	—	—	12,354,114	12,354,114	(77,874)	12,276,240
Other comprehensive income		—	—	—	614,399	—	614,399	252	614,651

Total comprehensive income for the year		—	—	—	614,399	12,354,114	12,968,513	(77,622)	12,890,891

Transactions with owners
C-round restructuring	2, 36	—	—	—	1,295,658	—	1,295,658	—	1,295,658
Issuance of ordinary shares upon initial public offering(“IPO”) and exercise of over-allotment option	35	7	17,305,119	—	—	—	17,305,126	—	17,305,126
Conversion of Class C ordinary shares and automatically convertible promissory notes to ordinary shares upon IPO	35	1	1,794,996	—	(10,268)	—	1,784,729	—	1,784,729
Contributions from non-controlling interests		—	—	—	—	—	—	1,564,252	1,564,252
Appropriations to general reserve		—	—	—	772,466	(772,466)	—	—	—
Share-based payment	40	—	—	—	164,164	—	164,164	1,084	165,248

As of December 31, 2020		77	33,213,426	(2)	7,418,710	40,927,597	81,559,808	1,591,513	83,151,321

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year ended December 31,
	Note		2018	2019	2020
			RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operating activities	39	(a)	1,537,249	6,422,582	11,344,711
Income tax paid			(2,989,616)	(4,230,688)	(4,223,429)

Net cash generated from / (used in) operating activities			(1,452,367)	2,191,894	7,121,282

Cash flows from investing activities
Proceeds from sale of investment assets			134,989,169	118,648,110	153,462,665
Proceeds from sale of property and equipment			46,625	8,401	3,055
Interest received on investment assets			759,333	801,740	1,238,619
Net cash received from disposal of subsidiary			276	—	—
Payment for acquisition of investment assets			(132,109,150)	(128,570,535)	(169,461,270)
Payment for property and equipment and other long-term assets			(269,894)	(181,746)	(206,496)
Payment for acquisition of subsidiary, net of cash acquired			77,226	(1,719,481)	(40,323)

Net cash generated from/(used in) investing activities			3,493,585	(11,013,511)	(15,003,750)

Cash flows from financing activities
Proceeds from issuance of shares and other equity securities			9,230,364	677,773	18,907,992

Including: Proceeds from capital contribution from the non-controlling shareholder of a subsidiary			—	100,744	1,564,252

Proceeds from borrowings			1,944,928	4,492,266	10,589,599
Repayment of borrowings			(11,697,792)	(6,710,036)	(2,875,672)
Payment for lease liabilities			(561,520)	(572,635)	(596,575)
Payment for interest expenses			(923,562)	(499,493)	(1,151,421)

Net cash generated from/(used in) financing activities			(2,007,582)	(2,612,125)	24,873,923

Effect of exchange rate changes on cash and cash equivalents			(85,747)	169,713	(517,865)

Net increase/ (decrease) in cash and cash equivalents			(52,111)	(11,264,029)	16,473,590
Add: Cash and cash equivalents at the beginning of the year			18,628,201	18,576,090	7,312,061

Cash and cash equivalents at the end of the year	39	(c)	18,576,090	7,312,061	23,785,651

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

1	General information

Lufax Holding Ltd (the “Company”) was incorporated in the Cayman Islands on December 2, 2014 as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands. The address of its registered office is Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

The Company is an investment holding company and with its consolidated subsidiaries and consolidated structured entities that are controlled through contractual arrangements (“Consolidated Affiliated Entities”, or “OPCO”) (collectively referred to as the “Group”) are principally engaged in retail credit facilitation and wealth management businesses in the People’s Republic of China (the “PRC”).

2	History and reorganization of the Group

The history of the Group’s retail credit business dates back to August 2005, when Ping An Insurance (Group) Company of China, Ltd. (together with its subsidiaries hereinafter “Ping An Group”) launched a consumer loan business in Shenzhen, China. The history of the wealth management business dates back to September 2011, when Ping An Group established Shanghai Lujiazui International Financial Asset Exchange Co., Ltd. as its wealth management subsidiary at the time. From 2014 to 2016, the Group underwent a series of reorganizations and established retail credit business and wealth management business as its major businesses.

On June 12, 2018, the Company issued 22,146,871 Class A ordinary shares to Honor Reliance Development Limited in exchange for 40% equity interest in each of Pingan Jixin (Shanghai) Investment Management Co., Ltd. (hereinafter “Pingan Jixin”) and Chongqing Chongjinsuo Enterprise Management Company.

In November, 2019, the China Banking and Insurance Regulatory Commission (“CBIRC”) approved the establishment of Ping An Consumer Finance Co., Ltd. (“Ping An Consumer Finance”). The Group subscribed RMB3.5 billion or 70% of the equity interest of Ping An Consumer Finance while Ping An Group subscribed RMB1.5 billion or 30%. Ping An Consumer Finance obtained opening approval of CBIRC in March, 2020 and started operating the consumer finance business from April, 2020.

On November 29, 2018 and January 31, 2019, the Group completed two batches of C-round investment with a series of independent third-party investors and issued 44,256,290 and 2,693,435 shares of Class C ordinary shares at the price of $30.07 per share, for cash consideration of USD1,331 million (equivalent of approximately RMB9,230 million) and USD81 million (equivalent of approximately RMB542 million), respectively.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2	History and reorganization of the group (Continued)

On September 30, 2020, the Company issued automatically convertible promissory notes and optionally convertible promissory notes (collectively, “Convertible Notes”) in a total principal amount of USD1,362 million to certain holders of the Class C ordinary shares, in exchange for a total of 45,287,111 Class C ordinary shares held by them (collectively, the “C-round restructuring”). The automatically convertible promissory notes were converted into ordinary shares automatically upon the closing of the Company’s IPO. The optionally convertible promissory notes can be converted into an aggregate of 38,493,660 ordinary shares, without giving effect to any anti-dilutive adjustments, during the period between the completion of the IPO and September 29, 2023. The Company pays 6% annual interest to the holders of Convertible Notes until the notes are fully repaid or converted. As a result of this transaction, the Company recorded an one-time expense of USD195 million (equivalent to RMB1,326 million (Note 13)) mainly due to the higher aggregate fair value of approximately Convertible Notes compared to the Class C ordinary shares.

On October 30, 2020, the Company’s American depositary shares (“ADSs”) commenced trading on the New York Stock Exchange under the ticker symbol “LU”. On December 1, 2020, the underwriters partially exercised their over-allotment option to purchase additional ADSs. As a result, the Company issued and sold an aggregate of 199,155,128 ADSs in its IPO (including 24,155,128 ADSs sold upon the underwriters’ partial exercise of their over-allotment option), each two ADSs representing one ordinary share, for a total of 99,577,564 ordinary shares, at the price of USD13.5 per ADS, which raised total net proceeds of USD2,581 million (equivalent to approximately RMB17,305 million) after deducting underwriting commissions and the offering expenses payable by the Company, including USD314 million sold upon the underwriters’ partial exercise of their over-allotment options. Immediately prior to the completion of the IPO, all of the Company’s issued and outstanding Class B ordinary shares and Class C ordinary shares were automatically converted into 136,859,460 Class A ordinary shares on a one-for-one basis while all of then issued and outstanding Class A ordinary shares were re-designated and re-classified into ordinary shares on a one-for-one basis. Upon the completion of the IPO, all of the outstanding automatically convertible promissory notes were automatically converted into 7,566,665 ordinary shares at the IPO price of USD13.50 per ADS (i.e. USD27.00 per ordinary share). As of December 31, 2020, the Company has 1,231,150,560 ordinary shares issued and outstanding (including 35,644,803 ordinary shares issued to Tun Kung Company Limited reserved for use under the Company’s share incentive plans (Note 40)).

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2	History and reorganization of the group (Continued)

(a)	As of December 31, 2020, the Company had direct or indirect interests in the principal subsidiaries and the principal consolidated affiliated entities as below.

Company Name	Country/place and date of incorporation	Attributable equity interest to the Group
Controlled through direct equity holding:
Gem Blazing Limited	Cayman/May 28, 2015	100%
Wincon Hong Kong Investment Company Limited	Hong Kong/December 29, 2014	100%
Weikun (Shanghai) Technology Service Co., Ltd. (“Weikun Technology”)	Shanghai/February 28, 2015	100%
Jinjiong (Shenzhen) Technology Service Company Ltd.	Shenzhen/October 16, 2017	100%
Lufax Holding (Shenzhen) Technology Service Co., Ltd.	Shenzhen/September 25, 2018	100%
Gem Alliance Limited	Cayman/May 26, 2015	100%
Harmonious Splendor Limited	Hong Kong/June 1, 2015	100%
Ping An Puhui Financing Guarantee Co., Ltd.	Nanjing/December 25, 2007	100%
Ping An Puhui Enterprises Management Co., Ltd.	Shenzhen/July 7, 2015	100%
Chongqing Jin An Microloan Limited	Chongqing/December 25, 2014	100%
Ping An Puhui Investment & Consulting Co., Ltd.	Shenzhen/September 5, 2005	100%
Shenzhen Ping An Puhui Microloan Co., Ltd.	Shenzhen/September 19, 2010	100%
Ping An Puhui Information Services Co., Ltd.	Harbin/July 18, 2016	100%
Hunan Ping An Puhui Microloan Co., Ltd.	Changsha/March 31, 2017	100%
Ping An Financing Guarantee (Tianjin) Co., Ltd.	Tianjin/March 12, 2012	100%
Ping An Consumer Finance Co., Ltd.	Shanghai/April 9, 2020	70%
Controlled through Contractual Agreements:
Shanghai Xiongguo Enterprise Management Co., Ltd. (“Xiongguo”)	Shanghai/December 10, 2014	100%
Shanghai Lujiazui International Financial Assets Exchange Co., Ltd.	Shanghai/September 29, 2011	100%
Shenzhen Lufax Holding Enterprise Management Co., Ltd.	Shenzhen/May 23, 2018	100%

The English name of certain subsidiaries of the Group represent the best effort by the Company’s management to translate their Chinese names, as these subsidiaries do not have official English names.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2	History and reorganization of the group (Continued)

(b)	The following table sets forth the major consolidated structured entities other than Consolidated Affiliated Entities of the Group as of December 31, 2020.

Name	Amount of investment by the Group	Remaining paid- in capital of structure entities(i)
	RMB’000	RMB’000
Trust A	—	12,388,604
Trust B	—	4,337,632
Trust C	4,080,000	4,080,000
Trust D	—	3,877,281
Trust E	—	2,923,086
Trust F	—	2,083,265
Trust G	—	2,079,247
Trust H	2,040,000	2,040,000
Trust I	—	1,754,673
Trust J	—	1,649,848

	6,120,000	37,213,636

Beneficiary owner of certain consolidated trust plans is Ping An Group. As of December 31, 2020, the outstanding principal was RMB10,191 million (2019: RMB10,795 million).

(i)	The remaining paid in capital is the amount not yet paid to the investors.

(c)

PRC laws and regulations prohibit or restrict foreign ownership of companies that conduct certain internet-based business, which include activities and services provided by the Group. The Group operates part of its business in the PRC through a series of contractual arrangements (collectively, “Contractual Arrangements”) entered into among wholly-owned subsidiaries of the Company (“WFOE”), Consolidated Affiliated Entities and the shareholders of Consolidated Affiliated Entities (“Onshore Shareholders”) that are authorized by the Group. The Contractual Arrangements include Exclusive Equity Interest Option Agreements, Exclusive Business Cooperation Arrangements, Exclusive Asset Option Agreements, Share Pledge Agreements and Voting Trust Agreements.

Under the Contractual Arrangements, the Company has the power to control the management, financial and operating policies of the Consolidated Affiliated Entities, has exposure or rights to variable returns from its involvement with the Consolidated Affiliated Entities, and has ability to use its power over the Consolidated Affiliated Entities to affect the amount of the returns. As a result, all of these Consolidated Affiliated Entities are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company. The table below sets forth the principal Consolidated Affiliated Entities of the Group as of December 31, 2020:

Contract Date	WFOE	OPCO
March 23, 2015	Weikun Technology	Xiongguo
March 23, 2015	Weikun Technology	Shang Lujiazui International Financial Asset Exchange Co., Ltd
November 21, 2018	Lufax (Shenzhen) Technology Service Co., Ltd	Shenzhen Lufax Holding Enterprise Management Co., Ltd

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2	History and reorganization of the group (Continued)

The principal terms of the Contractual Arrangements are further described below:

•	Exclusive Equity Interest Option Agreement

Each Onshore Shareholder (which, collectively, legally own 100% of the shares of OPCO) have irrevocably and unconditionally granted WFOE an irrevocable and exclusive right to purchase, or designate one or more persons (each, a “Designee”) to purchase the equity interests in OPCO. WFOE shall be entitled to absolute discretion over the time, manner and times to exercise the option. Except for WFOE and the Designee(s), no other person shall be entitled to the Equity Interest Purchase Option or other rights with respect to the equity interests of OPCO held by any Onshore Shareholder. OPCO agreed to the grant by each Onshore Shareholder of the Equity Interest Purchase Option to WFOE.

•	Exclusive Business Cooperation Agreement

OPCO appointed WFOE as OPCO’s exclusive services provider to provide OPCO with complete business support and technical and consulting services during the term of the Agreement. OPCO agreed to accept all the consultations and services provided by WFOE exclusively unless with written consent of the WFOE and to accept the consultations and services by a third party appointed by WFOE. WFOE shall provide financial support for OPCO to maintain an ordinary business.

•	Exclusive Asset Option Agreement

OPCO irrevocably and unconditionally granted WFOE an irrevocable and exclusive right to purchase, or designate one or more persons (each, a “Designee”) to purchase the assets then held by OPCO once or at multiple times at any time in part or in whole at WFOE’s sole and absolute discretion. WFOE is entitled to absolute discretion over the time, manner and times to exercise the Option. Except for WFOE and the Designee(s), no other person shall be entitled to the Assets Purchase Option or other rights with respect to the assets of OPCO. Each Onshore Shareholder agreed to the grant by OPCO of the Assets Option to WFOE.

•	Share Pledge Agreement

As collateral security for the prompt and complete performance of any and all obligations of each Onshore Shareholder (legally owns 100% of the shares of OPCO) under the Cooperation Agreements (collectively, the “Secured Obligations”), Onshore Shareholder pledged to WFOE a first security interest in its share of the equity interest of OPCO.

•	Voting trust Agreement

Each Onshore Shareholder exclusively entrusted and authorized WFOE to exercise voting, management, and other shareholder rights of OPCO on its behalf. The powers and rights of WFOE granted under the said exclusive entrustment include but not limited to the following: propose, convene and attend shareholders’ meetings of OPCO; exercise all the shareholder’s rights and shareholder’s voting rights that each Onshore Shareholder is entitled to under the laws of the PRC and OPCO’s Articles of Association, including but not limited to the sale or transfer or pledge or disposition of Shares in part or in whole, and participate in dividend distributions or any other type of distribution of OPCO.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2	History and reorganization of the group (Continued)

(d)	Risks in relation to the Consolidated Affiliated Entities

In the opinion of the Company’s management, the Contractual Arrangements discussed above have resulted in the Company and WFOE having the power to direct activities that most significantly impact the Consolidated Affiliated Entities, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the Consolidated Affiliated Entities at its discretion. The Company has the power to direct activities of the Consolidated Affiliated Entities and can have assets transferred out of the Consolidated Affiliated Entities under its control. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the Consolidated Affiliated Entities. As the Company is conducting its Internet-related conduct mainly through the Consolidated Affiliated Entities, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. As the Consolidated Affiliated Entities organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of WFOE for the liabilities of the Consolidated Affiliated Entities, and WFOE does not have the obligation to assume the liabilities of these Consolidated Affiliated Entities.

The Company determined that the Contractual Arrangements are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the Contractual Arrangements.

On March 15, 2019, the Foreign Investment Law was formally passed by the thirteenth National People’s Congress and it has taken effect on January 1, 2020. The Foreign Investment Law has replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC.

The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those the Company relies on as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard Contractual Arrangements as a form of foreign investment. If this happens, it is uncertain whether the Contractual Arrangements with the Consolidated Affiliated Entities, its subsidiaries and its shareholders would be recognized as foreign investment, or whether the Contractual Arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how the Contractual Arrangements will be handled, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. The relevant government authorities have broad discretion in interpreting the law. Therefore, there is no guarantee that the Contractual Arrangements, the business of the Consolidated Affiliated Entities and financial conditions of the Company will not be materially and adversely affected.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2	History and reorganization of the group (Continued)

(d)	Risks in relation to the Consolidated Affiliated Entities (Continued)

The Company’s ability to control Consolidated Affiliated Entities also depends on rights provided to WFOEs under the Voting trust Agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes the Voting trust Agreement is legally enforceable, but they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements among WFOEs, the Consolidated Affiliated Entities and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

•	revoke Consolidated Affiliated Entities’ business and operating licenses;

•	require Consolidated Affiliated Entities to discontinue or restrict its operations;

•	restrict Consolidated Affiliated Entities’ right to collect revenues;

•	block Consolidated Affiliated Entities’ websites;

•	require the Group to restructure the operations, re-apply for the necessary licenses or relocate its business, staff and assets;

•	impose additional conditions or requirements with the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

(e)

The following are major financial statements amounts and balances of the Group’s Consolidated Affiliated Entities and their consolidated subsidiaries as of December 31, 2019 and 2020 and for the three years ended December 31, 2020.

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Total assets	36,205,619	33,655,382
Total liabilities	37,801,141	35,391,995

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Total income	9,202,334	3,564,138	1,571,968
Net loss	(352,238)	(2,403,015)	(142,116)
Net cash generated from/(used in) operating activities	163,555	(354,094)	684,558
Net cash used in investing activities	(1,778,245)	(8,002,289)	(7,574,706)
Net cash generated from financing activities	1,045,979	8,390,785	7,319,697

Effect of exchange rate changes on cash and cash equivalents	—	—	(14)
Net increase/(decrease) in cash	(568,711)	34,402	429,535
Cash at the beginning of the year	1,530,832	962,121	996,523

Cash at the end of the year	962,121	996,523	1,426,058

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2	History and reorganization of the group (Continued)

As of December 31, 2019 and 2020, the total assets of Group’s Consolidated Affiliated Entities were mainly consisting of cash at bank, restricted cash, financial assets at fair value through profit or loss, financial assets at amortized cost, account and other receivables and contract assets, deferred tax assets and other assets. The total liabilities were mainly consisting of payable to platform users, borrowings, accounts and other payables and contract liabilities, payables to investors of consolidated structured entities and other liabilities.

3	Summary of significant accounting policies

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

3.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss, which are carried at fair value.

The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5 below.

New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for its annual reporting period commencing January 1, 2020:

•	Definition of Material – amendments to IAS 1 and IAS 8

•	Definition of a Business – amendments to IFRS 3

•	Interest Rate Benchmark Reform – amendments to IFRS 9, IAS 39 and IFRS 7

•	Revised Conceptual Framework for Financial Reporting

The adoption of amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.1	Basis of preparation (Continued)

New and amended standards and interpretations not yet adopted by the Group

Certain new accounting standards and interpretations have been published that are not mandatory for 31, December 2020 reporting periods and have not been early adopted by the Group.

Effective for the annual periods beginning on or after
Phase II amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest rate benchmark (IBOR) reform	January 1, 2021
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined.
IFRS 17	Insurance contracts	January 1, 2023
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before intended use	January 1, 2022
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2023

The Group does not expect that adoption of these standards will have a significant impact on the Group’s financial position or performance.

3.2	Principles of consolidation and equity accounting

3.2.1	Subsidiaries

Subsidiaries are all entities (including consolidated structured entities as stated in Note 2 above) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group (refer to Note 3.4).

Intra-group transactions, balances and unreleased gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred assets. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet, respectively.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.2	Principles of consolidation and equity accounting (Continued)

3.2.2	Associates

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Significant influence could be demonstrated for an investment of less than 20%, for example, by representation on the board of directors or equivalent governing body of the investee.

Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investments in associates include goodwill identified on acquisition, net of any accumulated impairment loss. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in the statement of profit or loss, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income or loss. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to ‘share of profit of investments accounted for using equity method’ in the consolidated statement of comprehensive income.

Profits and losses resulting from upstream and downstream transactions between the Group and its associates are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Gain or losses on dilution of equity interest in associates are recognized in the consolidated statement of comprehensive income.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.3	Structured entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only, and the relevant activities are directly by means of contractual or related arrangements.

The Group determines whether it is an agent or principal in relation to those structured entities in which the Group acts as an asset manager based on management’s judgement. If an assets manager is an agent, it acts primarily on behalf of others and so does not control the structured entity. It may be the principal if it acts primarily for itself, and therefore controls the structured entity.

With respect to the Consolidated Affiliated Entities, the Group acts as a principal and the determination of the consolidation of the Consolidated Affiliated Entities is set out in Note 2. The unconsolidated structured entities in which the Group has exposure to is set out in Note 4.3.

3.4	Business combination

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognized amounts of the acquirer’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.4	Business combination (Continued)

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the consolidated statement of comprehensive income.

3.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocation of resources and assessing performance of the operating segments and make strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.

For the purpose of internal reporting and management’s operation review, the chief operating decision makers and management personnel do not segregate the Group’s business by product or service lines. Hence, the Group has only one operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses are incurred in the PRC, accordingly, no geographical segments are presented.

3.6	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The functional currency of the Company and the major overseas-incorporated subsidiaries is United States dollar (“USD”). RMB is the functional currency of the subsidiaries in the PRC. As the major operations of the Group are within the PRC, the Group determined to present its consolidated financial statement in RMB (unless otherwise stated).

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in consolidated statements of comprehensive income.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.6	Foreign currency translation (Continued)

(ii)	Transactions and balances (Continued)

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statements of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statements of comprehensive income on a net basis within other gains/ (losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss, and translation differences on non-monetary assets such as equities classified as of fair value through other comprehensive income are recognized in other comprehensive income.

(iii)	Group companies

The results and financial position of all foreign operations (none of which has the currency of a hyper- inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

•

income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive income.

3.7	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.8	Financial assets

(i)	Recognition

The Group shall recognize a financial asset or a financial liability in its statement of financial position when, and only when, it becomes a party to the contractual provisions of the instrument.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.8	Financial assets (Continued)

(ii)	Classification and Measurement

The Group classifies its financial assets in the following measurement categories, which depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows:

•	those to be measured at amortized cost (“AC”);

•	those to be measured at fair value through other comprehensive income (“FVOCI”); or

•	those to be measured at fair value through profit or loss (“FVPL”).

The Group determines the classification of debt investments according to its business model and the contractual cash flow characteristics of the financial assets. The investments shall be classified as FVPL if the cash flows cannot pass solely payments of principal and interest on the principal amount (“SPPI”) testing. Otherwise, the classification finally depends on the business model. For investments in equity instruments, investments are classified as FVPL in general, except those designated as the equity investment at FVOCI.

Debt instruments

Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans, government and corporate bonds, etc. Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, and that are not designated at FVPL are measured at amortized cost. Interest income from these financial assets is included in interest income using the effective interest rate method. Any gain or loss arising from derecognition or impairment is recognized directly in profit or loss. Such assets held by the Group mainly include cash at bank, accounts and other receivables and contract assets, financial assets at AC, financial assets purchased under reverse repurchase agreements at AC, loans to customers measured at AC, etc.

•

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, and that are not designated as FVPL are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss on the instrument’s amortized cost previously recognized in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is included in interest income using the effective interest rate method.

•

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. The gains or losses arising from fair value changes on the debt investments measured at FVPL are recognized in profit or loss.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.8	Financial assets (Continued)

(ii)	Classification and Measurement (Continued)

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends, representing a return on such investments continue to be recognized in profit or loss when the Group’s right to receive payments is established.

(iii)	Impairment

Expected credit loss refers to the weighted average amount of credit loss of financial instruments based on the probability of default. Credit loss refers to the difference between all contractual cash flows receivable and all cash flows that the entity expects to receive, discounted at the original effective interest rate.

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost, FVOCI, with the exposure arising from loan commitments and financing guarantee contracts that are not in the scope of ‘Insurance Contracts’. A number of significant judgements are also required in applying the accounting requirements for measuring ECL, such as:

•	Choosing appropriate models and assumptions for the measurement of ECL including exposure at default (EAD), probability of default (PD), loss given default (LGD), etc.;

•	Determining criteria for significant increase in credit risk;

•	Establishing the number and relative weightings of forward-looking scenarios for the associated ECL.

For the financial instruments subject to ECL measurement, the Group assesses the significant increase in credit risk since initial recognition or whether an asset is considered to be credit impaired, ‘Three-stage’ expected credit loss models are established and staging definition are set for each of these financial assets class. Incorporating forward-looking information, expected credit losses for financial assets are recognized into the different stages.

Stage 1: A financial instrument that is not credit-impaired on initial recognition is classified in ‘Stage 1’ and has its credit risk continuously monitored by the Group. The impairment provision is measured at an amount equal to the 12-month expected credit losses for the financial assets which are not considered to have significantly increased in credit risk since initial recognition.

Stage 2: If a significant increase in credit risk (‘SICR’) since initial recognition is identified, the financial instrument is moved to ‘Stage 2’ but is not yet deemed to be credit-impaired. The impairment provision is measured based on expected credit losses on a lifetime basis.

Stage 3: If the financial instrument is credit-impaired, the financial instrument is then moved to ‘Stage 3’. The impairment provision is measured based on expected credit losses on a lifetime basis.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.8	Financial assets (Continued)

(iii)	Impairment (Continued)

For the financial Instruments in Stage 1 and Stage 2, the Group calculates the interest income based on its gross carrying amount (i.e. amortized cost) before adjusting for impairment provision using the effective interest method. For the financial instruments in Stage 3, the interest income is calculated based on the carrying amount of the asset, net of the impairment provision, using the effective interest method. Financial assets that are originated or purchased credit impaired are financial assets that are impaired at the time of initial recognition, and the impairment provision for these assets is the expected credit loss for the entire lifetime.

The Group recognizes or reverses the loss allowance through profit or loss. For debt instruments measured at FVOCI, impairment gains or losses are included in the net impairment losses on financial assets and corresponding by reducing the accumulated changes in fair value included in the OCI reserve of equity.

For account receivables, the Group refers to historical experience of credit loss, combined with current situation and forward-looking information, to formulate the lifetime expected credit loss of the financial assets.

(iv)	Derecognition

Financial assets are derecognized if one of the following criteria are met:

•	the contractual rights to receive the cash flows from the financial assets have expired;

•	they have been transferred and the Group transfers substantially all the risks and rewards of ownership;

•	they have been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership and the Group has not retained control.

When the equity financial assets measured at FVOCI are derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to retained profits. When the other financial assets are derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss.

Financial assets (and the related impairment allowances) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans to customers and receivables arising from default guarantee payments are secured, the write-off is generally after receipt of any proceeds from the realization of security. In circumstances where there is no credit enhancement, loans to customers, accounts receivables related to retail credit facilitation business and the related allowance were written off when they are delinquent for 180 days or more.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.9	Financial liabilities

At initial recognition, the Group classifies a financial liability as at fair value through profit or loss or other financial liabilities. The Group measures a financial liability at its fair value plus, in the case of a financial liability not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial liability. Transaction costs of financial liabilities carried at FVPL are expensed in profit or loss.

When all or part of the current obligations of a financial liability have been discharged, the Group derecognizes the portion of the financial liability or obligation that has been discharged. The difference between the carrying amount of the derecognized liability and the consideration is recognized in profit or loss.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and other financial liabilities designated as such at initial recognition. Financial liabilities held for trading are the financial liabilities that:

•	are incurred principally for the purpose of repurchasing it in the near term;

•	on initial recognition are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

•	are derivatives (except for a derivative that is a designated and effective hedging instrument or a financing guarantee contract).

Such financial liabilities held for trading shall subsequently measure at fair value. All the related realized and unrealized gains/(losses) are recognized in profit/(loss) in the current period.

The Group may, at initial recognition, designate a financial liability as measured at fair value through profit or loss when one of the following criteria is met:

•

it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or

•

a group of financial liabilities or financial assets and financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the entity’s key management personnel; or

•	a contract contains one or more embedded derivatives, with the host being not an asset within the scope of IFRS 9, and the embedded derivative(s) do(es) significantly modify the cash flows.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.9	Financial liabilities (Continued)

(i)	Financial liabilities at fair value through profit or loss (Continued)

Once designated as at fair value through profit or loss at initial recognition, the financial liabilities shall not be reclassified to other financial liabilities in subsequent periods. Financial liabilities designated at FVPL are subsequently measured at fair value. Any changes in fair value are recognized in profit or loss, except for changes in fair value arising from changes in the Group’s own credit risk which are recognized in the OCI. Changes in fair value due to changes in the Group’s own credit risk are not subsequently reclassified to profit or loss upon derecognition of the liabilities.

3.10	Determination of fair value

The fair value of a financial instrument that is traded in an active market is determined by reference to quoted market bid prices for assets and offer prices for liabilities, at the close of business at the end of the reporting period. If quoted market prices are not available, reference can also be made to broker or dealer price quotations.

For financial instruments where there is no active market, the fair value is determined by using valuation techniques. Such techniques should be appropriate in the circumstances for which sufficient data is available, and the inputs should be consistent with the objective of estimating the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions, and maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Such techniques include using recent prices in arm’s length transactions, reference to the current market value of another instrument which is substantially the same, discounted cash flow analysis and/or option pricing models. For discounted cash flow techniques, estimated future cash flows are based on management’s best estimates and the discount rate used is a market related rate for similar instruments. Certain financial instruments, including derivative financial instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlation, time value of money, credit risk, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair values.

Determining whether to classify financial instruments into level 3 of the fair value hierarchy is generally based on the significance of the unobservable factors involved in valuation methodologies.

3.11	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the assets and settle the liabilities simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.12	Intangible assets

(i)	Trademarks and licenses

Trademarks and licenses acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value as of the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

Trademarks and licenses with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

(ii)	Computer software

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	is technically feasible to complete the software so that it will be available for use;

•	management intends to complete the software and use or sell it;

•	there is an ability to use or sell the software;

•	it can be demonstrated how the software will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software are available; and

•	the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

(iii)	Amortization methods and periods

The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Expected useful life
• Trademarks and licenses	6 years
• Computer software	3-10 years

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.13	Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as of year ended. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash- generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed in these circumstances is measured based on the relative value of the disposed operation and the portion of the cash-generating unit retained.

3.14	Property and equipment

The Group’s property and equipment mainly comprise buildings, leasehold improvements, office furniture and equipment, computer and electronic equipment, motor vehicles, and construction in progress.

The assets purchased or constructed are initially measured at acquisition cost.

Subsequent expenditures incurred for the property and equipment are included in the cost of the property and equipment if it is probable that economic benefits associated with the asset will flow to the Group and the subsequent expenditures can be measured reliably. Meanwhile the carrying amount of the replaced part is derecognized. Other subsequent expenditures are recognized in profit or loss in the period in which they are incurred.

Depreciation is calculated on the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The residual values and useful lives of assets are reviewed, and adjusted if appropriate, at each financial reporting date.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.14	Property and equipment (Continued)

Land and buildings comprise primarily office premises. The estimated useful lives, depreciation rate and estimated residual value rate of buildings, leasehold improvements, office furniture and equipment, computer and electronic equipment and motor vehicles are as follows:

Category	Expected useful life	Estimated residual value rate	Annual depreciation rate
Buildings	30 years	5%	3%
Office furniture and equipment	3-5 years	0%-5%	19%-33%
Computer and electronic equipment	2-5 years	0%-5%	19%-50%
Motor vehicles	3-5 years	5%-10%	18%-32%
Leasehold improvements	3-5 years	0%	20%-33%

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Construction in progress is measured at its actual costs. The actual costs include various construction expenditures during the construction period and other relevant costs. Construction in progress is not depreciated. Construction in progress is transferred to a property and equipment when it is ready for intended use.

3.15	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that a non-financial asset other than deferred tax assets may be impaired. If any such indication exists, or when annual impairment testing for a non-financial asset is required, the Group makes an estimate of the asset’s recoverable amount. A non-financial asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where the carrying amount of a non-financial asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to disposal, an appropriate valuation model is used. These calculations are corroborated by quoted share prices or other available fair value indicators.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.15	Impairment of non-financial assets (Continued)

For non-financial assets other than goodwill (Note 3.13), an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the statement of comprehensive income.

Intangible assets with indefinite useful lives are tested for impairment at least annually at each year end if triggering events are not identified, either individually or at the cash-generating unit level, as appropriate.

3.16	Current and deferred income tax

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated income statement or in other comprehensive income if it relates to items that are recognized directly in other comprehensive income.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

(a)

when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

(b)

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.16	Current and deferred income tax (Continued)

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized, except:

(a)

when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

(b)

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed by the end of each reporting period and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.17	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of comprehensive income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

3.18	Share capital and share premium

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Ordinary shares have a par value of USD0.00001. Initial capital injection over par value per share are accounted for as share premium.

Where any group company purchases the Company’s equity instruments, for example as the result of a share buy-back or a share-based payment plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners’ of the Company as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners’ of the Company.

3.19	Accounts and other payables

Accounts and other payables mainly include payable due to third parties in relation to personal loans, payable to platform investors, employment benefits payables, interest payables, payable to external suppliers, tax and other statutory liabilities, and deposit payables etc.

Accounts and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.20	Compound financial instruments

Compound financial instruments contain both a liability and an equity component. The compound financial instruments issued by the Group comprise convertible promissory notes (Note 31), convertible redeemable preferred shares (Note 32) and optionally convertible promissory notes (Note 33).

The liability component, representing the obligation to make fixed payments of compound financial instruments may be converted to ordinary shares at the option of the holders, and the number of shares to be issued is based on an initial fixed conversion price subject to anti-dilutive adjustments. Principal and interest, is classified as liability and initially recognized at the fair value, calculated using the market interest rate of a similar liability that does not have an equity conversion option, and is subsequently measured at amortized cost using the effective interest method. The equity component, representing an embedded option to convert the liability into ordinary shares, is initially recognized in other reserves as the difference between the proceeds received from the compound financial instruments as a whole and the amount of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to the allocation of proceeds.

On conversion of the compound financial instruments into shares, the amount transferred to share capital is calculated as the par value of the shares multiplied by the number of shares converted. The difference between the carrying value of the related component of the converted notes and the amount transferred to share capital is recognized in share premium.

3.21	Employee benefits

(a) Pension obligations

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues contributions on a monthly basis to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred.

(b) Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each period.

(c) Medical benefits

The Group makes monthly contributions for medical benefits to the local authorities in accordance with the relevant local regulations for the employees. The Group’s liability in respect of employee medical benefits is limited to the contributions payable in each period.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.22	Share-based payment

The Group operates certain equity-settled, share incentive plans including share options and performance share units (PSUs), under which the Group receives services from employees as consideration for equity instruments.

The total amount to be expensed is determined by reference to the fair value of the shares granted, which includes the impact of market performance conditions (for example, an entity’s share price) but excludes the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining as an employee of the entity over a specified time period) and includes the impact of any non-vesting conditions (for example, the requirement for employees to save or holding shares for a specified period of time). The Group also estimates the number of total shares expected to vest taking into consideration of service and non-market performance conditions.

Total expense based on fair value of the shares granted and number of shares expected to vest is recognized over the vesting period.

At the end of each reporting period, the Group revises its estimates of the number of awarded shares that are expected to vest based on the non-market performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in the statement of profit or loss, with a corresponding adjustment to equity.

The Group uses the shares reserved and managed by Tun Kung Company Limited to settle with the awardees under the share-based compensation plan upon vesting.

3.23	Revenue recognition

Revenue represents the amount of consideration the Group is entitled to upon the transfer of promised goods or services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). Revenues are recognized when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract, control of the goods and services may be transferred over time or at a point in time. Services is provided over time if the Group’s performance:

•	provides all of the benefit received and consumed simultaneously by the customer;

•	creates and enhances an asset that the customer controls as the Group performs; and

•	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depict the Group’s performance in satisfying the performance obligation:

•	direct measurements of the value transferred by the Group to the customer; or

•	the Group’s efforts or inputs to the satisfaction of the performance obligation.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.23	Revenue recognition (Continued)

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. If the value related to the services rendered by the Group exceed the payment, a contract asset is recognized. Judgement is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.

A receivable is recorded when the Group has an unconditional right to consideration on the date the payment is due even if it has not yet performed under the contract.

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer, which is recognized as revenue upon transfer of control to the customers.

The specific accounting policies for the Group’s main types of revenue are as below:

3.23.1	Retail credit facilitation service fees

The Group engages primarily in operating a platform in facilitating borrowers and institutional funding partners or individual investors. For the loans that the Group determines that it is not the legal lender in the loan origination and repayment process or does not need to consolidate, the Group does not record loans to customers and payables arising from such transactions.

The Group determines that both borrower and institutional funding partners or individual investors are its customers. In accordance with a series of contracts entered into among the borrowers, institutional funding partners or individual investors and the Group, the Group provides loan facilitation and post origination services to its customers. The loan facilitation services primarily include credit assessment and financing advisory service. The post origination services primarily include repayment processing and loan collection service. The Group determines loan facilitation and post origination as two performance obligations. Account management service provided to credit enhancement partners is considered a separate service outside of these two performance obligations.

The Group generally collects guarantee fee and one combined service fee covering both loan facilitation and post origination services from the borrowers on monthly instalment. The total consideration including service fees and guarantee fee are firstly allocated to the guarantee liability at its fair value upon inception of the loan contracts and the residual consideration are then allocated to loan facilitation and post origination services based on their estimated standalone selling price. When estimating total consideration, the Group considers early termination scenarios as the Group can not receive the full contractual service fee amount under early termination, given the service fee is collected on a monthly basis prior to loan termination.

The Group does not have observable standalone selling price for the loan facilitation services or post origination services because it does not provide loan facilitation services or post origination services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.23	Revenue recognition (Continued)

3.23.1	Retail credit facilitation service fees (Continued)

As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation. When estimating the selling prices, the Group considers the cost related to such services and profit margin.

The transaction price allocated to loan facilitation is recognized as revenue upon execution of loan agreements between investors and borrowers; the consideration allocated to post-facilitation services is recognized over the period of the loan on a systematic basis, which approximates the pattern of when the post origination services are performed.

As the loans facilitated by the Group are generally over 12 months, any incremental costs (i.e. fees paid to direct sales, channel partners and others) of obtaining such contracts are capitalized and amortized on a systematic basis consistent with the pattern of the transfer of the services provided to its customers during the term of underlying loans. The Group assesses the recoverability of the capitalized incremental costs of obtaining a contract in accordance with IFRS 15 at each balance sheet date. Any costs that are not expected to be recoverable are expensed as incurred.

3.23.2	Wealth management transaction and service fees

The Group offers a full suite of wealth management products from third-party institutional investment product providers to the investors on its wealth management platform. Such products include asset management plans, bank products, mutual funds, private investment funds, trust plans and others (collectively “current products”). Wealth management service fees consist primarily of fee collected from product providers for facilitation of wealth management products offered on its wealth management platform. The Group generally receives a service fee based on a certain percentage of the volume of wealth management products facilitated by the Group. Such fee is recognized upon successful facilitation, which is the only performance obligation agreed in the contract.

For certain products, the Group receives a recurring service fee as a percentage of the outstanding balance of underlying wealth management products held by the investors until such investments are disposed by investors. Such service fee is determined to be variable consideration that does not meet the “probable of not reversing” threshold. As such, the Group recognizes revenue related to such wealth management products based on its best estimate and true up adjustments are made based on amounts confirmed by the product providers.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.23	Revenue recognition (Continued)

3.23.2	Wealth management transaction and service fees (Continued)

The Group historically offered a variety of products and related services that the Group no longer offers (“Legacy Products”), primarily due to shift in strategy and regulatory requirements. Legacy Products are primarily composed of certain types of structured alternative products originated from financial institutions (“B2C products”) and peer-to-peer products. The Group ceased to offer B2C products in the second half of 2017 and peer-to-peer products in August 2019. Fees from B2C products consist primarily of service fees for distribution of these products which were recognized upon successful sales of B2C products. Fees from peer-to-peer products primarily consist of value-added services fees, including secondary market service fees and services fees related to automated investment tools. Transaction fees collected from peer-to-peer business was included in the total consideration, which was allocated to loan facilitation and post origination services within the retail credit facilitation business.

The Group historically offered automated investment tools to individual investors to enable them to reinvest their monthly proceeds in other peer-to-peer products. The Group charged the surplus gain i.e., the actual rate of return exceeds the stated expected rate of return of such reinvestment, as a service fee. Such service fee is a separate fee charged to investors in a separate contract and therefore is allocated specifically to the reinvestment management performance obligation. The Group determines whether “probable of not reserving” threshold is met or not for surplus gain. The Group estimates the surplus gain continuously during the duration of the reinvestment service to monitor the expected outcome and revenue is recognized over the term of the reinvestment service as the investor simultaneously receives and consumes the benefits provided by the Group’s performance throughout the term of the reinvestment period.

3.23.3	Interest income

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

3.24	Leases

The Group leases various properties. Rental contracts are typically made for fixed periods of 1 to 6 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Leases are recognized as a right-of-use asset and corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable,

•	variable lease payments that are based on an index or a rate,

•	amounts expected to be payable by the lessee under residual value guarantees,

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3	Summary of significant accounting policies (Continued)

3.24	Leases (Continued)

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measured of lease liability,

•	any lease payments made at or before the commencement date less any lease incentives received,

•	any initial direct costs, and

•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight- line basis as an expense in profit or loss.

3.25	Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the best estimate of most likely consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

3.26	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the consolidated statement of comprehensive income over the period necessary to match them with the costs that they are intended to compensate.

4	Financial instruments and risks

The Group’s activities expose it to a variety of market risks (comprising foreign currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by the senior management of the Group.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.1	Financial risk factors

4.1.1	Market risk

Market risk is the risk of changes in fair value of financial instruments and future cash flows from fluctuation of market prices, which includes two types of risks from volatility of foreign exchange rates (foreign currency risk), and market interest rates (interest rate risk).

(a)	Foreign currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which the Group conducts business may affect its financial position and results of operations. The foreign currency risk assumed by the Group mainly comes from movements in the USD/RMB exchange rates.

The Company and its major overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to subsidiaries dominated in RMB. The Group has entered into spot-forward USD/RMB currency swaps to manage its exposure to foreign currency risk arising from loans to subsidiaries dominated in RMB.

The subsidiaries of the Group are mainly operating in mainland China with most of the transactions settled in RMB. The Group considers that business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

The table below illustrates the impact of an appreciation or depreciation of RMB spot and forward rates against USD by 5% on the Group’s profit before income tax.

	As of December 31,
	2019	2020
	RMB’000	RMB’000
5% appreciation of RMB	15,079	131,228
5% depreciation of RMB	(15,079)	(131,228)

(b)	Interest rate risk

Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose the Group to cash flow interest rate risk, whereas fixed rate instruments expose the Group to fair value interest risk. The Group’s interest rate risk mainly arises from fixed rate instruments including term deposits, accounts and other receivables, loans to customers, accounts and other payables and borrowings etc. The Group’s interest rate risk policy requires it to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier):

	As of December 31, 2019
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Cash at bank	7,241,643	110,751	—	—	—	—	—	7,352,394
Restricted cash	24,602,779	—	—	—	—	—	—	24,602,779
Financial assets at fair value through profit or loss	1,644,507	2,826,748	1,000	17,717	51,123	2,764,313	11,277,648	18,583,056
Financial assets at amortized cost	2,235,622	4,866,232	161,674	32,874	—	1,326,610	—	8,623,012
Accounts and other receivables and contract assets	—	—	—	—	—	—	26,296,438	26,296,438
Loans to customers	4,057,473	12,172,419	14,678,077	6,989,171	3,494,586	6,106,786	—	47,498,512

Total financial assets	39,782,024	19,976,150	14,840,751	7,039,762	3,545,709	10,197,709	37,574,086	132,956,191

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

	As of December 31, 2019
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
LIABILITIES
Payable to platform investors	—	—	—	—	—	—	15,344,417	15,344,417
Borrowings	378,900	2,598,540	—	—	—	—	12,422	2,989,862
Accounts and other payables and contract liabilities	—	—	—	—	—	—	4,826,010	4,826,010
Payable to investors of consolidated structured entities	4,843,980	12,640,500	14,932,203	14,352,203	—	—	474,164	47,243,050
Financing guarantee liabilities	—	—	—	—	—	—	242,749	242,749
Lease liabilities	118,785	324,589	317,778	136,455	41,482	—	—	939,089
Convertible promissory note payable	—	—	—	—	10,014,377	—	—	10,014,377
Convertible redeemable preferred shares	—	—	—	—	10,258,898	—	—	10,258,898

Total financial liabilities	5,341,665	15,563,629	15,249,981	14,488,658	20,314,757	—	20,899,762	91,858,452

Total interest rate sensitivity gap	34,440,359	4,412,521	(409,230)	(7,448,896)	(16,769,048)	10,197,709	16,674,324	41,097,739

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

	As of December 31, 2020
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Cash at bank	23,785,651	56,444	6,190	310,283	—	—	—	24,158,568
Restricted cash	23,029,588	—	—	—	—	—	—	23,029,588
Financial assets at fair value through profit or loss	966,000	5,421,035	9,230,584	1,399,389	848,231	1,260,315	15,298,343	34,423,897
Financial assets at amortized cost	1,204,990	1,683,332	1,816,323	803,062	—	1,056,262	—	6,563,969
Financial assets at purchased under reverse repurchase agreements	700,007	—	—	—	—	—	—	700,007
Accounts and other receivables and contract assets	—	—	—	—	—	—	23,325,978	23,325,978
Loans to customers	27,757,023	54,104,955	30,195,692	6,559,344	—	1,208,800	—	119,825,814

Total financial assets	77,443,259	61,265,766	41,248,789	9,072,078	848,231	3,525,377	38,624,321	232,027,821

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

	As of December 31, 2020
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
LIABILITIES
Payable to platform investors	—	—	—	—	—	—	9,114,906	9,114,906
Borrowings	8,778,581	1,536,475	389	—	—	—	—	10,315,445
Accounts and other payables and contract liabilities	—	—	—	—	—	—	5,483,757	5,483,757
Payable to investors of consolidated structured entities	24,875,127	50,551,124	29,978,064	4,963,403	—	—	—	110,367,718
Financing guarantee liabilities	—	—	—	—	—	—	748,674	748,674
Lease liabilities	140,889	400,965	316,653	103,387	17,525	—	—	979,419
Convertible promissory note payable	—	—	—	10,117,188	—	—	—	10,117,188
Optionally convertible promissory notes	—	—	—	7,530,542	—	—	—	7,530,542

Total financial liabilities	33,794,597	52,488,564	30,295,106	22,714,520	17,525	—	15,347,337	154,657,649

Nominal amount of interest rate swap	(8,417,121)	—	—	8,417,121	—	—	—	—

Total interest rate sensitivity gap	52,065,783	8,777,202	10,953,683	(22,059,563)	830,706	3,525,377	23,276,984	77,370,132

The Group performs interest rate sensitivity analysis on profit for the Group by measuring the impact of a change in interest rate of financial assets, liabilities and interest rate derivative instruments.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The table below illustrates the impact to profit before tax of the coming year as of each reporting date based on the structure of interest-bearing assets, liabilities and interest rate derivative instruments as of December 31, 2019 and 2020, caused by a parallel shift of 100 basis points of RMB, USD, HKD, IDR and SGD interest rates.

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Change in interest rate
-100 basis points	(317,900)	(488,490)
+100 basis points	317,900	488,490

In the sensitivity analysis, the Group adopts the following assumptions when determining business conditions and financial index:

•	The fluctuation rates of different interest-bearing assets and liabilities are the same;

•	All assets and liabilities are re-priced in the middle of relevant periods;

•	Analysis is based on static gap on reporting date, regardless of subsequent changes;

•	No consideration of impact on customers’ behavior resulting from interest rate changes;

•	No consideration of impact on market price resulting from interest rate changes;

•	No consideration of actions taken by the Group.

Therefore, the actual changes of net profit may differ from the analysis above.

4.1.2	Credit risk

Credit risks refer to the risk of losses incurred by the inabilities of debtors or counterparties to fulfill their contractual obligations or by the adverse changes in their credit conditions. The Group is exposed to credit risks primarily associated with its deposit arrangements with commercial banks, financial assets at fair value through profit or loss, accounts and other receivables, loans to customers, etc. The Group uses a variety of controls to identify, measure, monitor and report credit risk.

Credit risk management

The Group’s financial assets at fair value through profit or loss mainly include security investment funds, trust products, wealth management products, asset management plans and other equity investments. The Group executes due diligence, assesses counterparties’ qualification and manages credit risks of existing investments.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Credit risk management (Continued)

The Group has formulated a complete set of credit management processes and internal control mechanisms, so as to carry out whole process management of credit business. Credit management procedures for its retail loans comprise the processes of credit origination, credit review, credit approval, disbursement, post-disbursement monitoring and collection. Risks arising from financial guarantees and loan commitments are similar to those associated with loans. Transactions of financial guarantees and loan commitments are, therefore, subject to the same portfolio management and the same requirements for application and collateral as loans to customers.

To those accounts and other receivables and contract assets, there are policies to control the credit risk exposures. The Group evaluates the possibility of guarantee from third parties, credit record and other factors such as current market condition. The Group monitors customer credit records at regular intervals, and takes action such as official notifications, shortening credit periods or cancelling credit periods etc. to ensure the Group’s credit risk remains under control when the customers with bad credit records are identified.

Credit exposure

Without taking collateral and other credit enhancements into consideration, for on-balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the financial statements. The Group also assumes credit risk due to financing guarantee. The following table sets forth the credit exposure of the Group as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
On-balance sheet
Cash at bank	7,352,394	24,158,568
Restricted cash	24,602,779	23,029,588
Financial assets at fair value through profit or loss	18,583,056	34,423,897
Financial assets at amortized cost	8,623,012	6,563,969
Financial assets purchased under reverse repurchase agreements	—	700,007
Accounts and other receivables and contract assets	26,296,438	23,325,978
Loans to customers	47,498,512	119,825,814

	132,956,191	232,027,821

Off-balance sheet
Financing guarantee commitment	4,639,331	20,969,026

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Credit exposure (Continued)

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the types of collateral and the valuation parameters. The collateral obtained are typically residential properties.

Management monitors the market value of the collateral, requests additional collateral when needed and performs an impairment valuation when applicable.

It is the Group’s policy to dispose of repossessed properties in an orderly fashion. The proceeds are used to reduce or repay the outstanding balance. In general, the Group does not occupy repossessed properties for business use.

Expected credit loss

Credit risk measurement

The estimation of credit exposure for risk management purposes is complex and requires the use of models, as the exposure varies with changes in market conditions, expected cash flows and the passage of time. The assessment of credit risk of a portfolio of assets entails further estimations as to the likelihood of defaults occurring, of the associated loss ratios and of default correlations between counterparties. The Group measures credit risk using Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default (LGD). This is similar to the approach used for the purposes of measuring ECL under IFRS 9.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL

IFRS 9 outlines a ‘three-stage’ model for impairment based on changes in credit quality since initial recognition as summarized below:

•	A financial instrument that is not credit-impaired on initial recognition is classified in ‘Stage 1’ and has its credit risk continuously monitored by the Group.

•	If a significant increase in credit risk (‘SICR’) since initial recognition is identified, the financial instrument is moved to ‘Stage 2’ but is not yet deemed to be credit-impaired.

•	If the financial instrument is credit-impaired, the financial instrument is then moved to ‘Stage 3’.

Financial instruments in Stage 1 have their ECL measured at an amount equal to the portion of lifetime ECL that result from default events possible within the next 12 months. Instruments in Stages 2 or 3 have their ECL measured based on ECL on a lifetime basis.

•	A pervasive concept in measuring ECL in accordance with IFRS 9 is that it should consider forward- looking information.

Purchased or originated credit-impaired financial assets (“POCI”) are those financial assets that are credit- impaired on initial recognition. Their ECL is always measured on a lifetime basis (Stage 3).

The following diagram summarizes the impairment requirements under IFRS 9 (other than POCI).

Change in credit quality since initial recognition

Stage 1	Stage 2	Stage 3
(Initial recognition)	(Significant increase in credit risk since initial recognition)	(Credit-impaired assets)
12-month ECL	Lifetime ECL	Lifetime ECL

The key judgements and assumptions adopted by the Group in addressing the requirements of the standard are discussed below:

(a)	Significant increase in credit risk (SICR)

For loans to customers, the Group considers a loan to have experienced a significant increase in credit risk if the borrower is more than 30 days (including 30 days) past due on its contractual payments. No qualitative criteria is considered by the Group since the Group monitors the risk of borrowers purely based on the overdue period. For other financial assets measured at amortized cost, the Group considers various reasonable supporting information to judge if there is significant increase in credit risk, including the forward-looking information, when determining the ECL staging for financial assets.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(a)	Significant increase in credit risk (SICR) (Continued)

The criteria used to identify SICR are monitored and reviewed periodically for appropriateness by the credit risk team.

(b)	Definition of default and credit-impaired assets

The Group defines a financial instrument as in default, which is fully aligned with the definition of credit-impaired if the borrower is more than 90 days (including 90 days) past due on its contractual payments. No qualitative criteria is considered by the Group since the Group monitors the risk of borrowers purely based on the overdue period.

The criteria above have been applied to all financial instruments held by the Group and are consistent with the definition of default used for internal credit risk management purposes. The default definition has been applied consistently to model the Probability of Default (PD), Exposure at Default (EAD) and Loss given Default (LGD) throughout the Group’s expected loss calculations.

(c)	Measuring ECL – Explanation of inputs, assumptions and estimation techniques

The ECL is measured on either a 12-month (12M) or Lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired. ECL are the discounted product of the Probability of Default (PD), Exposure at Default (EAD), and Loss Given Default (LGD), defined as follows:

•

The PD represents the likelihood of a borrower defaulting on its financial obligation (as mentioned in “Definition of default and credit-impaired assets” above), either over the next 12 months (12M PD), or over the remaining lifetime (Lifetime PD) of the obligation.

•

Loss Given Default (LGD) represents the Group’s expectation of the extent of loss on a defaulted exposure. LGD varies by type and availability of collateral or other credit support. LGD is expressed as a percentage loss per unit of exposure at the time of default (EAD).

•

EAD is based on the amounts the Group expects to be owed at the time of default, over the next 12 months (12M EAD) or over the remaining lifetime (Lifetime EAD). For example, for a revolving commitment, the Group includes the current drawn balance plus any further amount that is expected to be drawn up to the current contractual limit by the time of default, should it occur.

The ECL is determined by projecting the PD, LGD and EAD for each future month and for each individual exposure or collective segment. These three components are multiplied together and adjusted for the likelihood of survival (i.e. the exposure has not prepaid or defaulted in an earlier month).

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(c)	Measuring ECL – Explanation of inputs, assumptions and estimation techniques (Continued)

The Lifetime PD is developed by applying a maturity profile to the current 12M PD. The maturity profile looks at how defaults develop on a portfolio from the point of initial recognition throughout the lifetime of the loans. The maturity profile is based on historical observed data and is assumed to be the same across all assets within a portfolio. This is supported by historical analysis.

The 12-month and lifetime EADs are determined based on the expected payment profile. For amortizing products and bullet repayment loans, this is based on the contractual repayments owed by the borrower over a 12-month or lifetime basis. This will also be adjusted for any expected overpayments made by a borrower. Early repayment/refinance assumptions are also incorporated into the calculation.

The 12-month and lifetime LGDs are determined based on the factors which impact the recoveries made post default. These vary by product type.

Forward-looking economic information is included in determining the 12-month and lifetime PD. These assumptions vary by product type.

There have been no significant changes in estimation techniques during the years ended December 31, 2018, 2019 and 2020.

(d)	Forward-looking information incorporated in the ECL models

The Group has developed macro-economic forward-looking adjustment model by establishing a pool of macro-economic indicators, preparing data, filtering model factors and adjusting forward-looking elements, and the indicators include gross domestic product (GDP) year on year percentage change, customer price index (CPI) year on year percentage change and other macro-economic variables. Through regression analysis, the relationship among these economic indicators in history with EAD, PD and LGD is determined, and the EAD, PD, LGD are then determined through forecasting economic indicators. The forecasting methods and critical assumptions applied had no material changes during the years ended December 31, 2018, 2019 and 2020.

In 2018, 2019 and 2020, the Group collected 10-year time series data of macro-economic parameters from the China Macroeconomic Database published by an authoritative data supplier, and analyzed the inter- period relationship between economic parameters, and simulated randomization through the Monte Carlo method to formulate prediction function. Combined with the expert judgement, the Group established the values used for different scenarios. In addition to the base economic scenario, the Group also considers other possible scenarios and relative weightings. The scenario is set, by analyzing each major product structure, to ensure non-linearity is considered. The Group regularly reassess the number of scenarios and their attributes. In 2018, 2019 and 2020, the Group combined statistical analysis results to determine the weights of different scenarios, and also considered the range of possible outcomes represented by each scenario, to determine the final macro-economic assumptions and weights for measuring the relevant expected credit loss.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(d)	Forward-looking information incorporated in the ECL models (Continued)

The impact of these economic indicators on PD and LGD varies to different businesses. The Group comprehensively considers internal and external data, expert forecasts and statistical analysis to determine the relationship between these economic indicators with PD and LGD. The Group evaluates and forecasts these economic indicators at least annually at balance sheet date, provides the best estimates for the future, and regularly evaluates the results.

The Group considered different macroeconomic scenarios. As of December 31, 2019 and 2020, the key macroeconomic assumptions used to estimate expected credit losses are listed below.

As of December 31,
	2019	2020
GDP – year on year percentage change	5.9%-6.3%	5.0%-7.5%
CPI – year on year percentage change	2.0%-3.0%	1.2%-2.8%
Broad measure of money supply (M1) – year on year percentage change	5.2%-7.1%	3.7%-7.9%

Similar to other economic forecasts, the estimates of economic indicators have high inherent uncertainties, actual results may have significant differences with estimates. The Group considered the estimates above represented the optimal estimation of possible outcomes.

Sensitivity analysis

Expected credit losses are sensitive to the parameters used in the model, the macro-economic variables of the forward-looking forecast, the weight probabilities in the three scenarios, and other factors considered in the application of expert judgement. Changes in these input parameters, assumptions, models, and judgments will have an impact on the measurement of expected credit losses.

The Group has the highest weight of the base scenario. The loans to customers and financing guarantee contracts assumed that if the weight of the upside scenario increased by 10% and the weight of the base scenario reduced by 10%, the Group’s ECL impairment provision as of December 31, 2019 and 2020 would be reduced by RMB2 million and RMB5 million, respectively; if the weight of the downside scenario increased by 10% and the weight of the base scenarios reduced by 10%, the Group’s ECL impairment provision as of December 31, 2019 and 2020 would be increased by RMB1 million and RMB6 million, respectively.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(d)	Forward-looking information incorporated in the ECL models (Continued)

Sensitivity analysis (Continued)

The following table shows the changes of ECL impairment provision on loans to customers and financing guarantee liabilities related to ECL assuming the financial assets in stage 2 reclassified to stage 1 due to significant improvement in credit risk.

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Total ECL and financing guarantee liabilities under assumption of reclassification of financial instruments from stage 2 to stage 1	1,425,379	1,541,542
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	1,494,063	1,737,879

Difference-amount	(68,684)	(196,337)
Difference-ratio	-5%	-13%

Maximum exposure to credit risk before collateral held or other credit enhancements

The following table presents the credit risk exposure of the financial instruments under the scope of expected credit loss. Without considering guarantee or any other credit enhancement measures, for on-balance sheet assets, the maximum credit risk exposure is presented as the net carrying amount of the financial assets:

	As of December 31, 2019
(in RMB’000)	Stage I	Stage II	Stage III	POCI	Maximum Credit Risk Exposure
Book value

On-balance sheet
Cash at bank	7,352,394	—	—	—	7,352,394
Restricted cash	24,602,779	—	—	—	24,602,779
Financial assets at amortized cost	7,209,198	—	1,333,999	79,815	8,623,012
Accounts and other receivables and contract assets	25,805,452	226,662	264,324	—	26,296,438
Loans to customers	46,915,779	271,182	311,551	—	47,498,512

Total	111,885,602	497,844	1,909,874	79,815	114,373,135

Off-balance sheet
Financing guarantee commitment	4,600,281	39,050	—	—	4,639,331

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Maximum exposure to credit risk before collateral held or other credit enhancements (Continued)

	As of December 31, 2020
(in RMB’000)	Stage I	Stage II	Stage III	POCI	Maximum Credit Risk Exposure

Book value
On-balance sheet
Cash at bank	24,158,568	—	—	—	24,158,568
Restricted cash	23,029,588	—	—	—	23,029,588
Financial assets at amortized cost	5,507,707	—	974,887	81,375	6,563,969
Financial assets purchased under reverse repurchase agreements	700,007	—	—	—	700,007
Accounts and other receivables and contract assets	23,307,520	17,350	1,108	—	23,325,978
Loans to customers	119,087,728	644,478	93,608	—	119,825,814

Total	195,791,118	661,828	1,069,603	81,375	197,603,924

Off-balance sheet
Financing guarantee commitment	20,898,499	70,527	—	—	20,969,026

4.1.3	Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds or being unable to liquidate a position in a timely manner at a reasonable price to meet the Group’s obligations as they become due.

The Group aims to maintain sufficient cash at bank and marketable securities. Due to the dynamic nature of the underlying businesses, the Group maintains flexibility in funding by maintaining adequate cash at bank.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.3	Liquidity risk (Continued)

The following table analyses the Group’s financial liabilities into relevant maturity grouping based on the remaining period at the end of each reporting period to the contractual or expected maturity date. The amounts disclosed in the table are undiscounted contractual cash flows including interests with financial liabilities denominated in foreign currencies translated into RMB using the spot rate as of balance sheet date:

	As of December 31, 2019
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial liabilities -
Payable to platform investors	15,344,417	—	—	—	—	15,344,417
Borrowings	—	3,047,827	—	—	—	3,047,827
Accounts and other payables and contract liabilities	4,826,010	—	—	—	—	4,826,010
Payable to investors of consolidated structured entities	474,677	21,706,803	16,293,460	15,121,595	—	53,596,535
Financing guarantee liabilities	4,639,331	—	—	—	—	4,639,331
Lease liabilities	—	486,110	338,374	142,126	42,767	1,009,377
Convertible promissory note payable	—	100,522	100,522	100,522	13,680,361	13,981,927
Convertible redeemable preferred shares	—	—	—	—	12,804,833	12,804,833

	25,284,435	25,341,262	16,732,356	15,364,243	26,527,961	109,250,257

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.3	Liquidity risk (Continued)

	As of December 31, 2020
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial liabilities -
Payable to platform investors	9,114,906	—	—	—	—	9,114,906
Borrowings	—	2,227,487	120,537	8,462,547	—	10,810,571
Accounts and other payables and contract liabilities	5,483,757	—	—	—	—	5,483,757
Payable to investors of consolidated structured entities	14,947	79,283,191	31,007,485	5,058,213	—	115,363,836
Financing guarantee liabilities	20,969,026	—	—	—	—	20,969,026
Lease liabilities	—	573,840	330,146	106,282	17,941	1,028,209
Convertible promissory note payable	—	101,854	94,019	12,818,864	—	13,014,737
Optionally convertible promissory notes	—	453,203	453,203	8,006,590	—	8,912,996

	35,582,636	82,639,575	32,005,390	34,452,496	17,941	184,698,038

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.4	Operational risk

Operational risk is the risk of loss resulting from inadequate or failure of proper internal controls on business processes, employees and systems or from uncontrollable external events. The Group is exposed to many types of operational risks in the conduct of its business. The Group attempts to manage operational risk by establishing clear policies and requiring well documented business processes to ensure that transactions are properly authorized, supported and recorded.

4.2	Capital management

The Group’s capital requirements are primarily dependent on the scale and the type of business that it undertakes, as well as the industry and geographic location in which it operates. The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and to maximize shareholders’ value.

The Group monitors capital by regularly reviewing the total equity attributable to owners’ of the Company. Adjustments to current capital structure are made in light of changes in economic conditions and risk characteristics of the Group’s activities. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid, return capital to ordinary shareholders or issue capital securities.

4.3	Group’s maximum exposure to structured entities

The Group uses structured entities in the normal course of business for a number of purposes, for example, structured transactions for customers, to provide finance to public and private sector infrastructure projects, and to generate fees from managing assets on behalf of third-party investors. These structured entities are financed through the issue of notes or units to investors. Refer to Note 5.7 for the Group’s consolidation consideration related to structured entities.

The following table shows the Group’s maximum exposure to the unconsolidated structured entities representing the Group’s maximum possible risk exposure that could occur as a result of the Group’s arrangements with structured entities. The maximum exposure of the Group in these unconsolidated structure entities is contingent in nature and approximates the sum of direct investments made by the Group.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.3	Group’s maximum exposure to structured entities (Continued)

	As of December 31, 2019
(In RMB’000)	Carrying amount of investment in structured entities	Group’s maximum exposure	Interest held by Group
Unconsolidated structured products managed by third parties	6,617,543	6,617,543	Investment income
Unconsolidated structured products managed by affiliated entities	9,695,236	9,748,907	Investment income/ service fee

	As of December 31, 2020
(In RMB’000)	Carrying amount of investment in structured entities	Group’s maximum exposure	Interest held by Group
Unconsolidated structured products managed by third parties	10,367,052	10,367,052	Investment income
Unconsolidated structured products managed by affiliated entities	19,352,780	19,409,204	Investment income/ service fee

These unconsolidated structured products mainly include assets management plans, trust plans, mutual funds, private fund and other equity investments, bank wealth management products and corporate bonds which are all classified in Financial assets at amortized cost or Financial assets at fair value through profit or loss.

The information about size of above unconsolidated structured products cannot be acquired from open market.

4.4	Fair value estimation

The Group’s main financial instruments carried at fair value are financial assets at fair value through profit or loss.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The primary quoted market price used for financial assets held by the Group is the current bid price. Financial instruments included in Level 1 comprise primarily equity investments, fund investments and bond investments traded on stock exchanges and open-ended mutual funds.

Level 2: Other valuation techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly (such as price) or indirectly (such as calculated based on price). These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

Level 3: Valuation techniques which use any inputs which have a significant effect on the recorded fair value that are not based on observable market data (unobservable inputs).

The level of fair value calculation is determined by the lowest level input with material significance in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the calculation of fair value.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.4	Fair value estimation (Continued)

Valuation methods for Level 2 and Level 3 financial instruments:

For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

For Level 3 financial instruments, prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measures within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques.

The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

As of December 31, 2019	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets at fair value through profit or loss
Asset management plans	—	6,056,754	793,514	6,850,268
Mutual funds	5,732,842	—	—	5,732,842
Trust plans	—	1,787,954	1,682,519	3,470,473
Factoring products	—	1,480,223	344,023	1,824,246
Structured deposits	—	430,760	—	430,760
Bank wealth management products	—	251,684	—	251,684
Corporate bonds	—	—	15,271	15,271
Private fund and other equity investments	—	—	7,512	7,512

Total	5,732,842	10,007,375	2,842,839	18,583,056

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4	Financial instruments and risks (Continued)

4.4	Fair value estimation (Continued)

Valuation methods for Level 2 and Level 3 financial instruments (Continued):

As of December 31, 2020	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets at fair value through profit or loss
Asset management plans	—	9,328,168	424,082	9,752,250
Trust plans	—	9,106,125	820,912	9,927,037
Private fund and other equity investments	—	4,617,756	6,268	4,624,024
Mutual funds	3,199,106	—	—	3,199,106
Corporate bonds	—	3,029,174	15,233	3,044,407
Bank wealth management products	—	2,091,730	—	2,091,730
Structured deposits	—	961,804	—	961,804
Factoring products	—	823,539	—	823,539

Total	3,199,106	29,958,296	1,266,495	34,423,897

There were no changes in valuation techniques during the period.

The following table presents the changes in level 3 instruments for the years ended December 31, 2018, 2019 and 2020:

	Year ended December 31,
	2018	2019	2020
	Financial assets at fair value through profit or loss
	RMB’000	RMB’000	RMB’000
As of beginning of the year	7,059,316	2,632,890	2,842,839
Additions	12,002,979	1,353,173	—
Disposal (a)	(16,439,194)	(1,961,315)	(1,266,827)
Transfer into level 3	—	1,477,950	—
Gains or losses recognized in profit or loss	9,789	(659,859)	(309,517)

As of end of the year	2,632,890	2,842,839	1,266,495

(a)

For the year ended December 31, 2020, RMB724 million of disposal of level 3 financial assets at fair value through profit or loss was related to a debt restructuring. As a result, the newly recognized financial assets were transferred out of level 3.

5	Critical accounting estimates and judgements

The Group makes estimates and judgments that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities in these financial statements. Estimates and judgments are continually assessed based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

5	Critical accounting estimates and judgements (Continued)

In the process of applying the Group’s accounting policies, management has made the following judgments and accounting estimation, which have the significant effect on the amounts recognized in the financial statements.

5.1	Goodwill impairment assessment

The Group tests annually whether goodwill has suffered any impairment. The recoverable amount of cash generating units and groups of cash generating units is the present value of the future cash flows expected to be derived from them. These calculations require the use of accounting estimates. If management revises the gross margin that is used in the calculation of the future cash flows of asset groups and groups of asset groups, and the revised gross margin is lower than the one currently used, the Group may have to recognize further impairment against goodwill. If management revises the pre-tax discount rate applied to the discounted cash flows, and the revised pre-tax discount rate is higher than the one currently applied, the Group may have to recognize further impairment against goodwill. If the actual gross margin is higher than or pre-tax discount rate is lower than management’s estimates, the impairment loss of goodwill previously provided for is not allowed to be reversed by the Group.

5.2	Recognition of loan facilitation and service fees

The Group recognizes loan facilitation and post origination service fees by allocating total consideration to be received during the performance of borrowing period to different performance obligations. The Group estimates total consideration to be received by considering early termination scenarios. From time to time, the Group reviews actual early termination data observed and adjusts the early termination assumptions used in revenue recognition to reflect management’s best estimate. The Group considers the upfront loan facilitation services and post loan facilitation services as distinct performance obligations. However, the Group does not provide these services separately, and the third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees competitors charge for these services. As a result, the Group uses the expected-cost-plus-a-margin approach to determine its best estimate of selling prices of the different performance obligations as the basis for allocation. When estimating the selling prices, the Group considers the cost related to such services and profit margin.

5.3	Income taxes

The Group is subject to income taxes in the PRC and other jurisdictions. Significant judgement is required in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax assets and liabilities in the period in which such determination is made.

Deferred tax assets relating to certain temporary differences and tax losses are recognized when management considers it is probable that future taxable profits will be available against which the temporary differences or tax losses can be utilized. When the expectation is different from the original estimate, such differences will impact the recognition of deferred tax assets and taxation charges in the period in which such estimate is changed.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

5	Critical accounting estimates and judgements (Continued)

5.4	Classification of financial instruments

The judgments in determining the classification of financial assets include the analysis of business models and the characteristics of contractual cash flows.

An entity’s business model refers to how an entity manages its financial assets in order to generate cash flows. That is, the entity’s business model determines whether cash flows will result from collecting contractual cash flows, selling financial assets or both. It is typically observable through the activities that the entity undertakes to achieve the objective of the business model. An entity will need to use judgement when it assesses its business model for managing financial assets and that assessment is not determined by a single factor or activity. Instead, the entity must consider all relevant evidence that is available at the date of the assessment.

The contractual cash flow characteristics of financial assets refer to the cash flow attributes agreed on in the financial asset contract and reflect the economic characteristics of the relevant financial assets, that is, the contractual cash flows generated by the relevant financial assets on a specified date solely represents the payments of principal and interest. The principal amount refers to the fair value of the financial asset at initial recognition, which may change during the duration of the financial asset due to reasons such as early repayment. Interest includes the time value of money, credit risk related to the amount of outstanding principal in a particular period, and consideration of other basic borrowing risks, costs and profits.

5.5	Fair value of financial instruments determined using valuation techniques

Fair value, in the absence of an active market, is estimated by using valuation techniques, applying currently applicable and sufficiently available data, and the valuation techniques supported by other information, which mainly include market approach and income approach, reference to the recent arm’s length transactions, current market value of another instrument which is substantially the same, and by using the discounted cash flow analysis and option pricing models.

When using valuation techniques to determine the fair value of financial instruments, the Group would choose the input value in consistency with market participants, considering transactions of related assets and liabilities. All related observable market parameters are considered in priority, including interest rate, foreign exchange rate, commodity prices, and share prices or index. When related observable parameters are unavailable or inaccessible, the Group uses unobservable parameters and makes estimates for credit risk, market volatility, and liquidity adjustments.

Using different valuation techniques and parameter assumptions may lead to significant differences of fair value estimations.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

5	Critical accounting estimates and judgements (Continued)

5.6	Measurement of the expected credit losses

The measurement of the expected credit losses for financial assets measured at amortized cost and financing guarantee contracts is an area that requires the use of complex models and significant assumptions about future economic conditions and credit behavior. Explanation of the inputs, assumptions and estimation techniques used in measuring ECL is further detailed in Note 4.1.2.

A number of significant judgements are also required in applying the accounting requirements for measuring ECL, such as:

•	Determining criteria for significant increase in credit risk;

•	Choosing appropriate models and assumptions for the measurement of ECL;

•	Establishing the number and relative weightings of forward-looking scenarios for each type of product/market and the associated ECL; and

•	Establishing groups of similar financial assets for the purposes of measuring ECL.

5.7	Determination of control over the structured entities

To determine whether the Group controls the structured entities of which the Group acts as an asset manager or provides retail credit facilitation service, management applies judgment based on all relevant facts and circumstances to determine whether the Group is acting as the principal or agent for the structured entities. If the Group is acting as the principal, it has control over the structured entities. In assessing whether the Group is acting as the principal, the Group considers factors such as the scope of the asset manager’s decision-making authority, rights held by other parties, remuneration to which it is entitled, and exposure to variable returns results from its additional involvement with structured entities. The Group will perform reassessment once the facts and circumstances change leading to changes in the above factors.

Please refer to Note 4.3 for disclosure of the maximum risk exposure of unconsolidated structured entities of the Group.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

6	Retail credit facilitation service fees

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Loan facilitation service	8,295,490	9,716,401	7,141,725
Post origination service	21,280,504	29,608,447	32,315,179

Total	29,575,994	39,324,848	39,456,904

The table below sets forth the remaining performance obligations of long-term contracts:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of each year
Expected to be recognized within one year	26,123,173	22,814,799
Expected to be recognized in one to two years	13,246,129	9,054,717
Expected to be recognized in two to three years	4,137,167	1,949,687

	43,506,469	33,819,203

7	Wealth management transaction and service fees

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Current Products	405,997	458,503	1,022,077
Legacy Products	2,239,448	2,145,726	742,861

	2,645,445	2,604,229	1,764,938

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

8	Net interest income

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Loans originated by consolidated trust plans
Interest income	—	2,030,485	10,640,860
Interest expense	—	(964,790)	(4,283,151)

Net interest income from loans originated by consolidated trust plans	—	1,065,695	6,357,709

Loans originated by microloan lending companies and consumer finance company
Interest income	10,243,475	2,895,600	1,395,961
Interest expense	(4,348,994)	(52,099)	(3,210)

Net interest income from loans originated by microloan lending companies and consumer finance company	5,894,481	2,843,501	1,392,751

Total net interest income	5,894,481	3,909,196	7,750,460

9	Other income

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Account management service fees	435,854	716,001	1,253,760
Penalty fee income	61,737	129,317	212,328
Others	9,945	33,550	50,954

	507,536	878,868	1,517,042

10	Investment income

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Interest income
Financial assets at amortized cost	186,921	194,771	304,627
Financial assets purchased under reverse repurchase agreements	—	—	29,328

	186,921	194,771	333,955

Realized gains
Financial assets at fair value through profit or loss	827,902	1,116,431	1,163,988

	827,902	1,116,431	1,163,988

Net unrealized gains/(losses)
Financial assets at fair value through profit or loss (Note 17(b))	1,728	(732,125)	(558,044)

	1,016,551	579,077	939,899

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

11	Expense by nature

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Employee benefit expenses (Note 11.1)	10,077,375	12,352,323	14,145,207
Loan origination and servicing expenses	3,608,637	6,530,999	7,091,078
Outsourcing service expenses	904,898	997,145	1,382,960
Promotion and advertising expenses	1,472,650	1,149,759	1,221,762
Payment processing expenses	679,141	849,763	1,204,712
Business entertainment expenses	563,187	802,577	769,834
Depreciation of right-of-use assets (Note 25)	529,269	509,026	604,018
Trust management fee	15	156,266	504,428
Taxes and surcharges	240,071	286,546	380,460
Depreciation of property and equipment (Note 23)	250,280	276,266	226,862
Amortization of intangible assets (Note 24)	171,915	31,967	31,831
Others	1,090,875	1,265,236	1,049,327

Total sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses	19,588,313	25,207,873	28,612,479

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Sales and marketing expense
Borrower acquisition expenses	4,837,764	8,714,516	11,506,402
General sales and marketing expenses (a)	4,842,037	5,327,741	5,487,267
Investor acquisition and retention expenses	1,087,165	888,839	819,888

	10,766,966	14,931,096	17,813,557

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

11	Expense by nature (Continued)

11.1	Employee benefit expenses

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Wages, salaries and bonuses	6,855,372	8,689,993	10,764,239
Other social security costs, housing benefits and other employee benefits	2,010,418	2,473,673	2,787,803
Pension costs – defined contribution plans	1,083,427	1,244,100	427,917
Share-based payment (Note 40)	128,158	(55,443)	165,248

	10,077,375	12,352,323	14,145,207

12	Credit impairment losses

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Accounts and other receivables and contract assets	723,774	794,116	1,499,344
Financing guarantee contracts	501,704	120,961	772,614
Loans to customers	(412,843)	(63,240)	744,893
Financial assets at amortized cost	121,989	1,010,867	18,193
Others	(30)	41	144

	934,594	1,862,745	3,035,188

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

13	Finance costs

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
One-time expenses related to C-round restructuring (Note 32)	—	—	1,326,007
Interest expenses on convertible promissory note	733,234	819,754	883,759
Interest expenses on convertible redeemable preferred shares	49,378	636,835	534,686
Interest expenses on borrowings	75,466	329,450	211,306
Interest expenses on Convertible Notes	—	—	135,412
Interest expenses on consolidated wealth management products	181,350	139,094	92,302
Interest expense on lease liabilities	54,281	58,170	46,567
Bank interest income	(193,446)	(463,396)	(364,385)

	900,263	1,519,907	2,865,654

14	Income tax expenses

The following table sets forth the income tax expense of the Group for the years ended December 31, 2018, 2019 and 2020:

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Current income tax	2,791,676	4,254,978	5,570,012
Deferred income tax	2,281,650	1,861,719	63,253

	5,073,326	6,116,697	5,633,265

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

14	Income tax expenses (Continued)

The following table sets forth the reconciliation from income tax calculated based on the applicable tax rates and profit before income tax presented in the consolidated financial statements to the income tax expenses:

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Profit before income tax	18,649,260	19,433,841	17,909,505
Income tax calculated at the PRC statutory tax rate of 25%	4,662,315	4,858,460	4,477,376
Tax effect of:
Differential income tax rates applicable to subsidiaries (Note a, b, c, d and e)	62,062	350,051	756,392
Expenses and losses not deductible for tax purposes	113,973	530,638	262,843
Deductible temporary differences and tax losses for which no deferred tax asset was recognized	47,687	244,187	280,251
Reversal of deferred tax assets recognized in prior years related to deductible tax	—	190,104	3,643
Utilization of previously unrecognized tax losses	—	(2,439)	(913)
Utilization of previously unrecognized deductible temporary difference	(1,230)	(2,724)	(13,798)
Income not subject to tax	(17,688)	(36,536)	(99,378)
Effect of tax rate changes on deferred income taxes	173,680	(37,959)	—
Others	32,527	22,915	(33,151)

Income tax expense	5,073,326	6,116,697	5,633,265

(a) Cayman Islands and BVI Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and is not subject to Cayman Islands income tax. The Group entities established under the BVI Business Companies Acts are exempted from BVI income taxes.

(b) Hong Kong Income Tax

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. Commencing from the year of assessment of 2018, the first HKD2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half of the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

14	Income tax expenses (Continued)

(c) Singapore Income Tax

Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated assessable profit that was subject to Singapore profits tax for the years ended December 31, 2018, 2019 and 2020.

(d) Indonesia Income Tax

Indonesia income tax rate is 22%. No Indonesia profits tax was provided for as there was no estimated assessable profit that was subject to Indonesia profits tax for the years ended December 31, 2018, 2019 and 2020.

(e) PRC Corporate Income Tax (“CIT”)

The income tax provision of the Group in respect of its operations in the PRC was generally calculated at the tax rate of 25% on the assessable profits for the years ended December 31, 2018, 2019 and 2020, based on the existing legislation, interpretations and practices in respect thereof.

On November 27, 2018, the Group’s subsidiary Weikun Technology qualified as High and New Technology Enterprises, which entitles it to a preferential CIT rate of 15% for consecutive three years. Furthermore, according to the policy issued by State Tax Administration of PRC (hereinafter “STA”) (Guofa (2007) No.40), Weikun Technology was entitled to a preferential CIT rate of 12.5% for the years ended December 31, 2018 and 2019. Weikun Technology resumed to a preferential CIT rate of 15% for the year ended December 31, 2020.

According to the policy issued jointly by MoF and STA (Caishui (2014) No.26), if the main business revenue of a company reaches 70% of its total revenue, the preferential CIT rate of 15% can be elected. The branch of Shenzhen Pingan Puhui Enterprise Management Co., Ltd., which operate in Qianhai district, Shenzhen, was qualified to elect preferential CIT rate of 15% for the year ended December 31, 2018, and it used statutory tax rate of 25% for the years ended December 31, 2019 and 2020.

(f) PRC Withholding Tax (“WHT”)

According to the New Corporate Income Tax Law (“New CIT Law”), distribution of profits earned by the PRC companies since January 1, 2008 to foreign investors is subject to withholding tax of 5% or 10%, depending on the country of incorporation of the foreign investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

Chongqing Jin An Microloan Limited declared and paid the dividend of RMB453 million to foreign investor who used those cash to set up and increase capital of subsidiaries in the PRC during the year ended December 31, 2019. The Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand business in the PRC. Accordingly, no deferred tax liability on WHT was accrued at the end of each year presented.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

15	Earnings per share

(a)

Basic earnings per share is calculated by dividing the profit attributable to owners of the Group by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Group.

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Profit attributable to owners of the Company	13,619,928	13,332,431	12,354,114
Weighted average number of ordinary shares in issue	1,076,869,344	1,086,698,914	1,104,155,407

Basic earnings per share (in RMB)	12.65	12.27	11.19

Basic earnings per ADS (in RMB)			5.59

(b)

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the years ended December 31, 2018 and 2019, the Group has three categories of potential dilutive ordinary shares: convertible promissory note (Note 31), convertible redeemable preferred shares (Note 32) and share options. For the year ended December 31, 2020, the Group has four categories of potential dilutive ordinary shares: including convertible promissory note and optionally convertible promissory notes (Note 33), share options and PSUs.

Share options and PSUs are not included in the computation of diluted earnings as the share options could not be exercised until six months after the Company completes its IPO.

For the years ended December 31, 2018 and 2019, convertible promissory note is also excluded in the computation of diluted earnings as the convertible promissory note can only be converted into ordinary shares upon successful IPO. Potential ordinary shares issuable upon conversion of Class C ordinary shares, recorded as convertible redeemable preferred shares in the consolidated financial statements, were not included in the calculation of diluted earnings per share for the years ended December 31, 2018 and 2019, as its effect would have been anti-dilutive.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

15	Earnings per share (Continued)

(b)

For the year ended December 31, 2020, potential ordinary shares issuable upon conversion of optionally convertible promissory notes were not included in the calculation of diluted earnings per share, as its effect would have been anti-dilutive. Convertible promissory note is included in the computation of diluted earnings as its effect would have been dilutive for the year ended December 31, 2020.

	Year ended December 31,
	2018	2019	2020

	RMB’000	RMB’000	RMB’000
Earnings
Profit attributable to owners of the Company	13,619,928	13,332,431	12,354,114
Interest expense on convertible instruments, net of tax	—	—	147,293

Net profit used to determine diluted earnings per share	13,619,928	13,332,431	12,501,407

Weighted average number of ordinary shares
Weighted average number of ordinary shares in issue	1,076,869,344	1,086,698,914	1,104,155,407
Adjustments for:
Assumed conversion of convertible instruments	—	—	21,873,817

Weighted average number of ordinary share for diluted earnings per share	1,076,869,344	1,086,698,914	1,126,029,224

Diluted earnings per share (in RMB)	12.65	12.27	11.10

Diluted earnings per ADS (in RMB)			5.55

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

16	Cash at bank and restricted cash

	As of December 31,
Cash at bank	2019	2020
	RMB’000	RMB’000
Demand deposits
RMB	6,470,513	13,782,874
USD	658,735	3,784,469
HKD	9,300	43,110
IDR	55,070	11,676
SGD	7,662	5,344

	7,201,280	17,627,473

Time deposits
RMB	40,374	3,140,058
IDR	110,781	128,772
USD	—	3,262,450

	151,155	6,531,280

Less: Provision for impairment losses	(41)	(185)

	7,352,394	24,158,568

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Restricted cash
Cash from consolidated structured entities (a)	8,055,423	14,581,753
Deposits held on behalf of platform investors (b)	13,038,088	7,997,940
Other deposits	9,268	449,895
Deposits for subsidiary establishment (Note 2)	3,500,000	—

	24,602,779	23,029,588

(a)	Cash from consolidated structured entities is the cash held by the Group’s consolidated structured entities mainly for future retail credit facilitation business.
(b)

Deposits held on behalf of platform investors represents funds received from platform investors while investment decisions are yet to be made, or investors’ funds withdrawal is in processing due to settlement time.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

17	Financial assets at fair value through profit or loss

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Unlisted securities
Trust plans	3,470,473	9,927,037
Asset management plans	6,850,268	9,752,250
Private fund and other equity investments	7,512	4,624,024
Mutual funds	5,732,842	3,199,106
Corporate bonds	15,271	3,044,407
Bank wealth management products	251,684	2,091,730
Structured deposits	430,760	961,804
Factoring products	1,824,246	823,539

	18,583,056	34,423,897

(a)

In 2019, the Company obtained the beneficiary rights of the shares of one of the Company’s shareholders through an investment in a trust plan. As of December 31, 2020, the carrying amount of the trust plan was RMB249 million, which was recognized as financial assets at fair value through profit or loss.

(b)

As of December 31, 2020, the principal amount of financial assets at fair value through profit or loss amounting to RMB2,310 million were past due (2019: RMB3,496 million). A fair value loss of RMB337 million (2019: a fair value loss of RMB661 million) was recognized in 2020 for these overdue financial assets based on the discounted future recoverable cash flows estimated at the balance sheet date.

18	Financial assets at amortized cost

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Unlisted securities
Debt Investments	9,890,158	7,641,846

Interest receivable	120,801	93,988

	10,010,959	7,735,834
Less: Provision for impairment losses	(1,387,947)	(1,171,865)

	8,623,012	6,563,969

(a)

As of December 31, 2020, the principal amount of financial assets at amortized cost amounting to RMB2,077 million were past due (2019: RMB2,632 million). An impairment loss of RMB29 million (2019: an impairment loss of RMB1,075 million) was recognized in 2020 based on the discounted future recoverable cash flows estimated at the balance sheet date.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

18	Financial assets at amortized cost (Continued)

(b)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2018:

	Year ended December 31, 2018
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
Restated balance as of January 1, 2018	7,598,170	7,694	254,765	59,450	7,920,079
New originated or purchased	9,470,670	—	—	108,556	9,579,226
Transfer	(561,101)	535,000	26,101	—	—
— From stage 1 to stage 2	(535,000)	535,000	—	—	—
— From stage 1 to stage 3	(26,101)	—	26,101	—	—
De-recognized in the current period (including repayment)	(13,928,824)	(7,694)	(2,844)	(75,016)	(14,014,378)

As of December 31, 2018	2,578,915	535,000	278,022	92,990	3,484,927

(c)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2018:

	Year ended December 31, 2018
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
Restated balance as of January 1, 2018	4,684	210	196,871	1,704	203,469
New originated or purchased	33,200	—	—	2,140	35,340
Transfer	(1,966)	111,437	26,101	—	135,572
— From stage 1 to stage 2	(1,875)	1,875	—	—	—
— From stage 1 to stage 3	(91)	—	91	—	—
Net impact on expected credit loss by stage transfer	—	109,562	26,010	—	135,572
De-recognized in the current period (including repayment)	(29,044)	(210)	(564)	(2,300)	(32,118)
Changes in parameters of the model of expected credit loss	9,618	—	26,672	(1,473)	34,817

As of December 31, 2018	16,492	111,437	249,080	71	377,080

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

18	Financial assets at amortized cost (Continued)

(d)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2019:

	Year ended December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2019	2,578,915	535,000	278,022	92,990	3,484,927
New originated or purchased	15,379,522	—	—	99,493	15,479,015
Transfer	(2,403,628)	—	2,403,628	—	—
— From stage 1 to stage 3	(2,403,628)	—	2,403,628	—	—
De-recognized in the current period (including repayment)	(8,331,614)	(535,000)	(26,518)	(59,851)	(8,952,983)

As of December 31, 2019	7,223,195	—	2,655,132	132,632	10,010,959

(e)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2019:

	Year ended December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2019,	16,492	111,437	249,080	71	377,080
New originated or purchased	64,072	—	—	(661)	63,411
Transfer	(10,014)	—	1,072,170	—	1,062,156
— From stage 1 to stage 3	(10,014)	—	—	—	—
Net impact on expected credit loss by stage transfer	—	—	1,062,156	—	1,062,156
De-recognized in the current period (including repayment)	(50,718)	(111,437)	(2,758)	(1,932)	(166,845)
Changes in parameters of the model of expected credit loss	(5,835)	—	2,641	55,339	52,145

As of December 31, 2019	13,997	—	1,321,133	52,817	1,387,947

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

18	Financial assets at amortized cost (Continued)

(f)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2020:

	Year ended December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2020	7,223,195	—	2,655,132	132,632	10,010,959
New originated or purchased	8,590,588	—	—	59,084	8,649,672
Write-offs	—	—	(221,754)	(12,521)	(234,275)
De-recognized in the current period (including repayment)	(10,300,916)	—	(318,143)	(71,463)	(10,690,522)

As of December 31, 2020	5,512,867	—	2,115,235	107,732	7,735,834

(g)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2020:

	Year ended December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2020,	13,997	—	1,321,133	52,817	1,387,947
New originated or purchased	8,593	—	—	—	8,593
Write-offs	—	—	(221,754)	(12,521)	(234,275)
De-recognized in the current period (including repayment)	(4,160)	—	(15,444)	(117)	(19,721)
Changes in parameters of the model of expected credit loss	(13,270)	—	56,413	(13,822)	29,321

As of December 31, 2020	5,160	—	1,140,348	26,357	1,171,865

19	Financial assets purchased under reverse repurchase agreements

Classified by collateral:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Bonds(a)	—	700,007

(a)

The Group enters into purchases of assets under reverse repurchase agreements and may not take physical possession of assets purchased under such agreements. In the event of default by the counterparty to repurchase the assets, the Group has the right to the underlying assets. The difference between the purchasing price and reselling price is recognized as investment income over the term of the agreement using the effective interest method.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

20	Accounts and other receivables and contract assets

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Loan facilitation and service fees	11,468,513	10,344,007
Contract acquisition cost	10,150,851	9,016,555
Receivables from external payment services providers (a)	2,657,132	1,750,254
Trust statutory deposits (b)	460,641	968,490
Wealth management transaction and service fees receivables	1,038,111	882,060
— Current Products	299,068	634,934
— Legacy Products	739,043	247,126
Other deposit receivables	568,631	490,815
Guarantee fee	52,747	88,900
Others	301,438	473,275

Less: Provision for impairment losses (c)	(401,626)	(688,378)

	26,296,438	23,325,978

(a)

The Group maintains accounts with external online payment services providers to collect and transfer deposits, principal and interests collected from borrowers or third party product providers to platform investors. The Group recorded the related amounts as deposits receivables from external payment service providers.

(b)	The balances represent cash deposited in China Trust Protection Fund Co., Ltd. as required by trust regulations.

(c)	The following table sets forth the movements in the provision for impairment losses:

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
At the beginning of the year	225,069	252,324	401,626
Impairment loss recognized in the consolidated statement of comprehensive income	723,774	794,116	1,499,344
Written off during the year	(835,572)	(839,243)	(1,283,858)
Recovery of receivables written off previously	139,053	194,429	71,266

At the end of the year	252,324	401,626	688,378

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

20	Accounts and other receivables and contract assets (Continued)

(d)	The loss allowance as of December 31, 2019 was determined as follows for loan facilitation and service fees, wealth management transaction and service fees receivables and guarantee fee:

	As of December 31, 2019
	Current	1-90 days past due	91-180 days past due	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Accounts and other receivables and contract assets
Expected loss rate	1.74%	20.00%	55.00%	3.20%
Loan facilitation and service fee	10,887,088	368,244	213,181	11,468,513
Wealth management transaction and service fee receivables	1,038,111	—	—	1,038,111
Guarantee fee	45,590	3,499	3,658	52,747

Loss allowance	(208,018)	(74,346)	(119,262)	(401,626)

(e)	The loss allowance as of December 31, 2020 was determined as follows for loan facilitation and service fees, wealth management transaction and service fees receivables and guarantee fee:

	As of December 31, 2020
	Current	1-90 days past due	91-180 days past due	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Accounts and other receivables and contract assets
Expected loss rate	2.92%	84.22%	99.49%	6.08%
Loan facilitation and service fee	9,953,323	174,102	216,582	10,344,007
Wealth management transaction and service fee receivables	882,060	—	—	882,060
Guarantee fee	80,557	5,657	2,686	88,900

Loss allowance	(318,820)	(151,398)	(218,160)	(688,378)

As of December 31, 2020 and 2019, the remaining amount of consideration the Group expected to receive is higher than the carrying amount of contract acquisition cost. As such, no loss allowance was recorded.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

21	Loans to customers

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Loans originated by consolidated trust plans	40,363,196	112,253,099
Loans originated by microloan lending companies and consumer finance company	7,850,380	6,240,803
Interest receivable	536,250	2,321,117
Less: Provision for impairment losses
Stage 1	(136,396)	(480,854)
Stage 2	(53,258)	(195,339)
Stage 3	(1,061,660)	(313,012)
	(1,251,314)	(989,205)

	47,498,512	119,825,814

(a)

As of December 31, 2019 and 2020, respectively, loans amounted to RMB42,704 million and RMB105,325 million were covered by credit enhancement provided by credit enhancement partners. Out of which, the majority of the balance were covered by credit insurance provided by Ping An Property and Casualty Insurance Company (“Ping An P&C”), a subsidiary of Ping An Group. Credit enhancement partners independently underwrite the borrowers and entered into the credit enhancement directly with the borrowers. The beneficiaries of such credit enhancement are the institutional funding partners who provide funding to the borrowers.

(b)

As of December 31, 2019 and 2020, part of the loan balance was related to loans from asset based securitization plans. These loans were originated by microloan lending companies within the Group that do not meet the criteria of derecognition as the Group continued to provide credit enhancement to the assets backed securitization plans. The asset based securitization plans represented a liability of the Group and were recorded as payable to investors of consolidated structured entities (Note 30) in the consolidated financial statements, which consisted of principal and accrued interests. No new loans were originated through the assets backed securitization plans since 2019.

(c)	For the years ended December 31, 2018, 2019 and 2020, the amount of concession provided to customers were not material.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

21	Loans to customers (Continued)

(d)	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2018:

	Year ended December 31, 2018
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
Restated balance as of January 1,2018	98,693,249	921,342	2,145,972	101,760,563
New originated or purchased loans	75,842,416	—	—	75,842,416
Transfer	(2,168,776)	(249,595)	2,418,371	—
— From stage 1 to stage 2	(381,778)	381,778	—	—
— From stage 1 to stage 3	(1,791,610)	—	1,791,610	—
— From stage 2 to stage 1	4,612	(4,612)	—	—
— From stage 2 to stage 3	—	(626,761)	626,761	—
Loans de-recognized in the current period (including repayment of loans)	(138,579,168)	(231,832)	(421,687)	(139,232,687)
Write-offs	—	—	(2,348,752)	(2,348,752)

As of December 31, 2018	33,787,721	439,915	1,793,904	36,021,540

(e)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2018:

	Year ended December 31, 2018
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
Restated balance as of January 1, 2018	2,409,593	414,386	1,531,462	4,355,441
New originated or purchased loans	70,659	—	—	70,659
Transfer	(174,932)	(257,583)	2,216,965	1,784,450
— From stage 1 to stage 2	(15,946)	15,946	—	—
— From stage 1 to stage 3	(159,428)	—	159,428	—
— From stage 2 to stage 1	2,902	(2,902)	—	—
— From stage 2 to stage 3	—	(352,976)	352,976	—
Net impact on expected credit loss by stage transfer	(2,460)	82,349	1,704,561	1,784,450
Loans de-recognized in the current period (including repayment of loans)	(1,946,864)	(45,732)	(366,968)	(2,359,564)
Changes in parameters of the model of expected credit loss	(39,469)	20	131,061	91,612
Write-offs	—	—	(2,348,752)	(2,348,752)

As of December 31, 2018	318,987	111,091	1,163,768	1,593,846

As of December 31, 2018, loans to customers amounting to RMB2,349 million were written off in 2018 and were still subject to enforcement activity.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

21	Loans to customers (Continued)

(f)	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2019:

	Year ended December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2019	33,787,721	439,915	1,793,904	36,021,540
New originated or purchased loans	53,015,937	—	—	53,015,937
Transfer	(1,207,945)	116,102	1,091,843	—
— From stage 1 to stage 2	(274,558)	274,558	—	—
— From stage 1 to stage 3	(935,301)	—	935,301	—
— From stage 2 to stage 1	1,914	(1,914)	—	—
— From stage 2 to stage 3	—	(157,987)	157,987	—
— From stage 3 to stage 2	—	1,445	(1,445)	—
Loans de-recognized in the current period (including repayment of loans)	(38,543,538)	(231,577)	(1,233,244)	(40,008,359)
Write-offs	—	—	(279,292)	(279,292)

As of December 31, 2019	47,052,175	324,440	1,373,211	48,749,826

(g)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2019:

	Year ended December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2019,	318,987	111,091	1,163,768	1,593,846
New originated or purchased loans	14,948	—	—	14,948
Transfer	(19,116)	(9,368)	803,752	775,268
— From stage 1 to stage 2	(4,815)	4,815	—	—
— From stage 1 to stage 3	(14,663)	—	14,663	—
— From stage 2 to stage 1	1,347	(1,347)	—	—
— From stage 2 to stage 3	—	(54,270)	54,270	—
— From stage 3 to stage 2	—	1,210	(1,210)	—
Net impact on expected credit loss by stage transfer	(985)	40,224	736,029	775,268
Loans de-recognized in the current period (including repayment of loans)	(214,897)	(28,844)	(679,038)	(922,779)
Changes in parameters of the model of expected credit loss	36,474	(19,621)	52,470	69,323
Write-offs	—	—	(279,292)	(279,292)

As of December 31, 2019	136,396	53,258	1,061,660	1,251,314

As of December 31, 2019, loans to customers amounting to RMB279 million were written off in 2019 and were still subject to enforcement activity.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

21	Loans to customers (Continued)

(h)	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2020:

	Year ended December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2020	47,052,175	324,440	1,373,211	48,749,826
New originated or purchased loans	141,924,691	—	—	141,924,691
Transfer	(2,124,274)	1,713,887	410,387	—
— From stage 1 to stage 2	(1,806,096)	1,806,096	—	—
— From stage 1 to stage 3	(324,045)	—	324,045	—
— From stage 2 to stage 1	5,867	(5,867)	—	—
— From stage 2 to stage 3	—	(98,355)	98,355	—
— From stage 3 to stage 2	—	12,013	(12,013)	—
Loans de-recognized in the current period (including repayment of loans)	(67,284,010)	(1,198,510)	(195,666)	(68,678,186)
Write-offs	—	—	(1,181,312)	(1,181,312)

As of December 31, 2020	119,568,582	839,817	406,620	120,815,019

(i)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2020:

	Year ended December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2020	136,396	53,258	1,061,660	1,251,314
New originated or purchased loans	373,266	—	—	373,266
Transfer	(107,551)	213,807	378,215	484,471
— From stage 1 to stage 2	(101,324)	101,324	—	—
— From stage 1 to stage 3	(7,322)	—	7,322	—
— From stage 2 to stage 1	4,161	(4,161)	—	—
— From stage 2 to stage 3	—	(49,632)	49,632	—
— From stage 3 to stage 2	—	1,344	(1,344)	—
Net impact on expected credit loss by stage transfer	(3,066)	164,932	322,605	484,471
Loans de-recognized in the current period (including repayment of loans)	(203,494)	(89,632)	(119,197)	(412,323)
Changes in parameters of the model of expected credit loss	282,237	17,906	(664)	299,479
Write-offs	—	—	(1,181,312)	(1,181,312)
Recovery of loans written off previously	—	—	174,310	174,310

As of December 31, 2020	480,854	195,339	313,012	989,205

As of December 31, 2020, loans to customers amounting to RMB1,179 million were written off in 2020 and were still subject to enforcement activity.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

22	Deferred tax assets and deferred tax liabilities

Deferred income assets and liabilities of the Group are set out as follows:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Deferred tax assets	3,000,156	3,358,664
Deferred tax liabilities	(5,311,972)	(5,733,733)

Net amount	(2,311,816)	(2,375,069)

Deferred assets and liabilities not taking into consideration the offsetting of balances are set out as follows:

(a)	The following table sets forth the details of deferred tax assets:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Deductible tax losses	1,047,234	581,325
Provision for asset impairments	939,239	1,368,693
Employee benefit payables	563,567	626,048
Accrued expenses and provisions	430,965	528,660
Unexercised share-based payment	75,345	117,508
Guarantee liabilities	60,687	187,169
Consolidation adjustments	40,446	51,959
Servicing liabilities	6,790	—
Advertising and business promotion fees	559	499
Others	25,724	99,064

	3,190,556	3,560,925

(b)	Deductible temporary differences and deductible losses that are not recognized as deferred tax assets are analyzed as follows:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Deductible temporary differences	2,119,410	2,869,537
Deductible losses	892,733	1,423,385

	3,012,143	4,292,922

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

22	Deferred tax assets and deferred tax liabilities (Continued)

(c)	Deductible losses that are not recognized as deferred tax assets will expire as follows:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
2020	12,225	—
2021	17,240	7,182
2022	48,457	29,333
2023	74,894	20,462
2024	241,781	27,549
2025	—	85,463
No due date	498,136	1,253,396

	892,733	1,423,385

(d)	The following table sets forth the movements of the deferred tax asset:

Movements	Deductible tax losses	Provision for asset impairments	Employee benefit payables	Accrued expenses	Unexercised share-based payment	Guarantee liabilities	Advertising and business promotion fees	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2018	995,545	1,083,854	234,732	279,834	86,917	141,651	232,561	260,131	3,315,225
Credited/(charged) - to profit or loss	(154,431)	(315,563)	197,623	345,851	(18,728)	(73,172)	(27,812)	26,213	(20,019)
Acquisition of subsidiary	—	1,457	564	301	7,612	—	—	—	9,934

As of December 31, 2018	841,114	769,748	432,919	625,986	75,801	68,479	204,749	286,344	3,305,140

Credited/(charged) - to profit or loss	206,120	169,491	130,648	(195,021)	(456)	(7,792)	(204,190)	(213,384)	(114,584)

As of December 31, 2019	1,047,234	939,239	563,567	430,965	75,345	60,687	559	72,960	3,190,556

Credited/(charged) - to profit or loss	(465,909)	429,454	62,481	97,695	42,163	126,482	(60)	78,063	370,369

As of December 31, 2020	581,325	1,368,693	626,048	528,660	117,508	187,169	499	151,023	3,560,925

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

22	Deferred tax assets and deferred tax liabilities (Continued)

(e)	The following table sets forth for the details of deferred tax liabilities:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Revenue recognition differences between accounting and tax book	4,476,834	4,157,984
Intangible assets arisen from business combination	452,258	452,258
Unrealized consolidated earnings	295,637	434,850
Effective interest adjustment	260,671	862,035
Changes in fair value	16,956	20,469
Depreciation of property and equipment	16	8,398

	5,502,372	5,935,994

(f)	The following table sets forth the movements of the deferred tax liabilities:

Movements	Revenue recognition differences between accounting and tax book	Intangible assets arisen from business combination	Unrealized consolidated earnings	Capitalized expense	Changes in fair value	Depreciation of property and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2018	893,586	348,255	—	208,249	15,509	18,073	1,483,672
Charged/(credited) - to profit or loss	2,063,320	1,526	279,653	(185,492)	4,682	(8,083)	2,155,606
Acquisition of a subsidiary	—	106,500	—	—	9,459	—	115,959

As of December 31, 2018	2,956,906	456,281	279,653	22,757	29,650	9,990	3,755,237

Charged/(credited) - to profit or loss	1,519,928	(4,023)	15,984	237,914	(12,694)	(9,974)	1,747,135

As of December 31, 2019	4,476,834	452,258	295,637	260,671	16,956	16	5,502,372

Charged/(credited) - to profit or loss	(318,850)	—	139,213	601,364	3,513	8,382	433,622

As of December 31, 2020	4,157,984	452,258	434,850	862,035	20,469	8,398	5,935,994

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

22	Deferred tax assets and deferred tax liabilities (Continued)

(g)	The following table sets forth the net balances of deferred tax assets and liabilities after offsetting:

	As of December 31,
	2019		2020
	Offset amount	Balance after offsetting	Offset amount	Balance after offsetting
	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets	(190,400)	3,000,156	(202,261)	3,358,664

Deferred tax liabilities	190,400	(5,311,972)	202,261	(5,733,733)

23	Property and equipment

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Development in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2018
Cost	447,846	514,069	97,546	1,059,461
Accumulated depreciation	(148,308)	(204,384)	—	(352,692)

Net book amount	299,538	309,685	97,546	706,769

Year ended December 31, 2018
Opening net book amount	299,538	309,685	97,546	706,769
Additions	119,527	146,291	5,930	271,748
Transfers	43,837	—	(43,837)	—
Disposals	(46,628)	—	(58,702)	(105,330)
Depreciation charge	(88,976)	(161,304)	—	(250,280)

Closing net book amount	327,298	294,672	937	622,907

As of December 31, 2018
Cost	541,279	660,360	937	1,202,576
Accumulated depreciation	(213,981)	(365,688)	—	(579,669)

Net book amount	327,298	294,672	937	622,907

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

23	Property and equipment (Continued)

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Development in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2019
Cost	541,279	660,360	937	1,202,576
Accumulated depreciation	(213,981)	(365,688)	—	(579,669)

Net book amount	327,298	294,672	937	622,907

Year ended December 31, 2019
Opening net book amount	327,298	294,672	937	622,907
Additions	81,615	99,712	—	181,327
Transfers	—	937	(937)	—
Disposals	(10,731)	—	—	(10,731)
Depreciation charge	(101,217)	(175,049)	—	(276,266)

Closing net book amount	296,965	220,272	—	517,237

As of December 31, 2019
Cost	590,724	761,009	—	1,351,733
Accumulated depreciation	(293,759)	(540,737)	—	(834,496)

Net book amount	296,965	220,272	—	517,237

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Development in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2020
Cost	590,724	761,009	—	1,351,733
Accumulated depreciation	(293,759)	(540,737)	—	(834,496)

Net book amount	296,965	220,272	—	517,237

Year ended December 31, 2020
Opening net book amount	296,965	220,272	—	517,237
Additions	61,403	86,892	—	148,295
Disposals	(14,463)	(164)	—	(14,627)
Depreciation charge	(96,797)	(130,065)	—	(226,862)

Closing net book amount	247,108	176,935	—	424,043

As of December 31, 2020
Cost	601,764	804,164	—	1,405,928
Accumulated depreciation	(354,656)	(627,229)	—	(981,885)

Net book amount	247,108	176,935	—	424,043

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

24	Intangible assets

	Trademarks and licenses	Computer software and others	Development in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2018
Cost	1,389,576	540,015	13,645	1,943,236
Accumulated amortization	(4,238)	(280,529)	—	(284,767)

Net book amount	1,385,338	259,486	13,645	1,658,469

Year ended December 31, 2018
Opening net book amount	1,385,338	259,486	13,645	1,658,469
Acquisition of subsidiaries	426,000	3	—	426,003
Additions	—	5,515	55,296	60,811
Transfer	—	14,523	(14,523)	—
Amortization charge	—	(171,915)	—	(171,915)

Closing net book amount	1,811,338	107,612	54,418	1,973,368

As of December 31, 2018
Cost	1,815,576	560,056	54,418	2,430,050
Accumulated amortization	(4,238)	(452,444)	—	(456,682)

Net book amount	1,811,338	107,612	54,418	1,973,368

	Trademarks and licenses	Computer software and others	Development in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2019
Cost	1,815,576	560,056	54,418	2,430,050
Accumulated amortization	(4,238)	(452,444)	—	(456,682)

Net book amount	1,811,338	107,612	54,418	1,973,368

Year ended December 31, 2019
Opening net book amount	1,811,338	107,612	54,418	1,973,368
Additions	—	19,383	—	19,383
Transfer	—	54,418	(54,418)	—
Impairment	—	(64,209)	—	(64,209)
Amortization charge	(762)	(31,205)	—	(31,967)

Closing net book amount	1,810,576	85,999	—	1,896,575

As of December 31, 2019
Cost	1,815,576	633,857	—	2,449,433
Accumulated amortization	(5,000)	(483,649)	—	(488,649)
Impairment	—	(64,209)	—	(64,209)

Net book amount	1,810,576	85,999	—	1,896,575

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

24	Intangible assets (Continued)

	Trademarks and licenses	Computer software and others	Development in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2020
Cost	1,815,576	633,857	—	2,449,433
Accumulated amortization	(5,000)	(483,649)	—	(488,649)
Impairment	—	(64,209)	—	(64,209)

Net book amount	1,810,576	85,999	—	1,896,575

Year ended December 31, 2020
Opening net book amount	1,810,576	85,999	—	1,896,575
Additions	—	17,718	—	17,718
Amortization charge	—	(31,831)	—	(31,831)

Closing net book amount	1,810,576	71,886	—	1,882,462

As of December 31, 2020
Cost	1,815,576	255,063	—	2,070,639
Accumulated amortization	(5,000)	(118,968)	—	(123,968)
Impairment	—	(64,209)	—	(64,209)

Net book amount	1,810,576	71,886	—	1,882,462

The trademarks and licenses were intangible assets acquired in business combinations as part of the reorganization of the Group. Most of the trademarks and licenses acquired were determined to be indefinite useful life as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for the Group.

Impairment review on the trademarks and licenses with indefinite useful life were conducted by the Group as of December 31, 2019 and 2020 according to IAS 36 “Impairment of assets”. For the purposes of impairment assessment, the recoverable amount of the trademarks and licenses with indefinite life were determined based on the higher amount of the fair value less cost of disposal (“FVLCD”) and value-in-use calculations. Given there is no active market for the Group’s trademarks and licenses with indefinite life, the recoverable amounts of these trademarks and licenses were determined based on the value-in-use calculations. The value-in-use calculations use cash flow projections based on business plan for a three to seven years’ period considering past performance and expectation of future market developments. The discount rate used reflects market assessments of the time value and the specific risks relating to intangible assets.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

25	Leases

(a)	Amounts recognized in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	As of December 31,
	2019	2020
Right-of-use assets	RMB’000	RMB’000
Properties	914,960	973,547

Lease liabilities	939,089	979,419

(b)	Amounts recognized in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	Year ended December 31,
	2018	2019	2020
Depreciation charge of right-of-use assets	RMB’000	RMB’000	RMB’000
Properties	529,269	509,026	604,018

Interest expense (included in finance costs)	54,281	58,170	46,567
Expense relating to short-term leases (included in operation and servicing expenses; general and administrative expenses; technology and analytics expenses; sales and marketing expenses)	35,179	61,836	115,741
Expense relating to leases of low-value assets (included in operation and servicing expenses; general and administrative expenses; technology and analytics expenses; sales and marketing expenses)	21,745	22,441	26,684

The total cash outflow for leases for years end December 31, 2018, 2019 and 2020 were RMB621 million, RMB660 million and RMB794 million respectively.

(c)	The Group’s leasing activities and how these are accounted for

The Group leases various offices. Rental contracts are typically made for fixed periods of 1 to 6 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

25	Leases (Continued)

(d)	Movement of right-of-use assets

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Opening net book amount	852,132	740,240	914,960
Additions	417,377	683,746	697,403
Disposals	—	—	(34,798)
Depreciation charge	(529,269)	(509,026)	(604,018)

Closing net book amount	740,240	914,960	973,547

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Cost	1,656,613	1,731,022
Accumulated depreciation	(741,653)	(757,475)

Net book amount	914,960	973,547

26	Goodwill

	As of January 1, 2018	Increase	Decrease	As of December 31, 2018
	RMB’000	RMB’000	RMB’000	RMB’000
Puhui	8,911,445	—	—	8,911,445
Tianjin Guarantee	—	126,207		126,207
Pingan Jixin	67,752	—	—	67,752
Yunque Dongfang	—	2,800		2,800
Jinniu Loan	2,515	—	—	2,515

	8,981,712	129,007	—	9,110,719
Less: Impairment losses	—	(2,800)	—	(2,800)

	8,981,712	126,207	—	9,107,919

	As of January 1, 2019	Increase	Decrease	As of December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000
Puhui	8,911,445	—	—	8,911,445
Tianjin Guarantee	126,207	—	—	126,207
Pingan Jixin	67,752	—	—	67,752
Lu International (Hong Kong) Limited	—	6,663		6,663
Yunque Dongfang	2,800	—	—	2,800
Jinniu Loan	2,515	—	—	2,515

	9,110,719	6,663	—	9,117,382
Less: Impairment losses	(2,800)	(67,752)	—	(70,552)

	9,107,919	(61,089)	—	9,046,830

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

26	Goodwill (Continued)

	As of January 1, 2020	Increase	Decrease	As of December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000
Puhui	8,911,445	—	—	8,911,445
Tianjin Guarantee	126,207	—	—	126,207
Pingan Jixin	67,752	—	—	67,752
Lu International (Hong Kong) Limited	6,663	—	—	6,663
Yunque Dongfang	2,800	—	—	2,800
Jinniu Loan	2,515	—	—	2,515

	9,117,382	—	—	9,117,382
Less: Impairment losses	(70,552)	—	—	(70,552)

	9,046,830	—	—	9,046,830

The primary valuation technique used for recoverable amount of cash-generating unit or group of units is cash flow projection based on business plans approved by management covering a three to seven years’ period and a risk adjusted discount rate. Cash flows beyond that period have been extrapolated using a steady growth rate and terminal value. The following table sets forth the discount rate and growth rate used by the Group. The high growth rate as of December 31, 2019 and 2020 was mainly due to the substantial increase in the business volume of Tianjin Guarantee during the early period after the acquisition. The subsequent growth rate gradually stabilized at the terminal growth rate of 3%.

	As of December 31,
	2018	2019	2020
Discount rates	16%-21%	16%-21%	18%-20%
Growth rates	3%-25%	3%-123%	3%-275%

Impairment losses amounting to RMB3 million and RMB68 million were recognized in the years ended December 31, 2018 and 2019, respectively based on the results of impairment test. Other than the aforementioned impairment, the results of cash flow projections exceed the carrying amount of each related cash-generating unit or group of units. However, subsequent impairment tests may be based upon different assumptions and future cash flow projections, which may result in an impairment of these assets in the foreseeable future.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

27	Payable to platform investors

Payable to platform investors are the funds from the investors that were not yet used to purchase investment products displayed on the Company’s platform.

28	Borrowings

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Unsecured
- Bank borrowings	2,977,440	10,279,835
- Corporate borrowings	—	1,162

	2,977,440	10,280,997
Interest payable	12,422	34,448

Total borrowings	2,989,862	10,315,445

(a)

As of December 31, 2020, the Group had USD1,290 million (equivalent to approximately RMB8,417 million) unsecured borrowings related to a three-year syndicated loan facility agreement entered into on February 13, 2020, with the available loan facility of USD1,500 million. The interest rate is determined based on monthly LIBOR rate plus 1.25% and the interest is repaid on monthly basis. The Group also had a USD50 million (equivalent to approximately RMB326 million) unsecured bank borrowing. The interest rate is determined based on semi-annual LIBOR rate plus 2.05% and the interest is repaid semi-annually.

(b)	The following table sets forth the range of interest rates of borrowings as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
Bank borrowings — fixed rate	4.08%-6.09%	4.35%-5.00%
Bank borrowings — floating rate	4.04%	1.41%-2.68%
Corporate borrowings — fixed rate	—	0.50%-0.78%

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

29	Accounts and other payables and contract liabilities

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Employment benefits payable	3,030,885	3,203,478
Tax payable	631,590	553,507
Payable to external suppliers	525,952	433,410
Payable to investees	—	431,148
Others	637,583	862,214

	4,826,010	5,483,757

30	Payable to investors of consolidated structured entities

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Payable to investors of consolidated trust plans	42,896,764	110,309,109
Payable to investors of asset based securitization plans (Note 21(b))	1,331,829	43,662
Payable to investors of consolidated wealth management plans	3,014,457	14,947

	47,243,050	110,367,718

31	Convertible promissory note payable

In October 2015, in connection with the acquisition of Gem Alliance Limited, the Company issued a convertible promissory note (the “Note”) to China Ping An Insurance Overseas (Holdings) Limited (“PAOH”), a subsidiary of Ping An Group, in an aggregate principal amount of USD1,953.8 million. On the same date, PAOH agreed to transfer USD937.8 million of the principal amount of the Note and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited. The Note bears interest paid semi-annually at the rate of 0.7375% per annum. Subject to its terms and conditions, the holders of the Note have the right to convert the Notes into ordinary shares of the Company within the conversion period commencing on the listing day of the Company until the date which is five business days before (and excluding) the eighth anniversary of the issuance date of the Note at the conversion price of USD14.8869 per share.

On August 31, 2020, the Company entered into an amendment and supplemental agreement with PAOH and An Ke Technology Company Ltd. In accordance with this agreement, the holders of the Note can only exercise their conversion right one year after the Company’s listing date. This amendment does not have any material impact to the Group’s financial position and results of operations.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

31	Convertible promissory note payable (Continued)

The Group measured the liability component at initial recognition based on its best estimate of the present value of the redemption amount and recognized the residual to the equity component to reflect the value of conversion rights. Subsequent to initial recognition, the liability component of convertible promissory note payable measured at amortized cost using effective interest rate method with interest expenses recorded in the finance costs. The equity component will not be re-measured subsequently.

	Liabilities	Equity
	RMB’000	RMB’000
Carrying value as of January 1, 2018	8,070,915	5,744,955
Interest accrued at effective interest rate	733,234	—
Interest paid	(98,894)	—
Exchange differences	429,554	—

Carrying value as of December 31, 2018	9,134,809	5,744,955

Interest accrued at effective interest rate	819,754	—
Interest paid	(100,522)	—
Exchange differences	160,336	—

Carrying value as of December 31, 2019	10,014,377	5,744,955

Interest accrued at effective interest rate	883,759	—
Interest paid	(92,981)	—
Exchange differences	(687,967)	—

Carrying value as of December 31, 2020	10,117,188	5,744,955

32	Convertible redeemable preferred shares

On November 29, 2018 and January 31, 2019, the Group completed two batches of C-round investment with a series of independent third-party investors and issued 44,256,290 and 2,693,435 shares of Class C ordinary shares at the price of approximately $30.07 per share, for cash consideration of USD1,331 million (equivalent of approximately RMB9,230 million) and USD81 million (equivalent of approximately RMB542 million), respectively.

Besides the liquidation preference, holders of Class C ordinary shares are entitled to voting rights and dividend rights similar to Class A ordinary shareholders, who can require the Company to redeem their Class C ordinary shares under certain circumstances. Class C ordinary shares are automatically converted into Class A ordinary shares upon the occurrence of a qualified listing. Therefore, Class C ordinary shares are treated as a compound financial instrument, which is split into liability and equity component upon initial recognition. The Group measured the liability component at initial recognition based on its best estimate of the present value of the redemption amount and recognized the residual to the equity component to reflect the value of conversion rights. Subsequent to initial recognition, the liability component of Class C ordinary shares is measured at amortized cost using effective interest rate method with interest expenses recorded in the finance costs. The equity component will not be re-measured subsequently.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

32	Convertible redeemable preferred shares (Continued)

In September, 2020, the Company entered into a securities exchange agreement with certain C-round investors to exchange their respective Class C ordinary shares into automatically convertible promissory notes or optionally convertible promissory notes. The principal amount of the respective Convertible Notes equal to the subscription amount paid to the Company by these C-round investors. The Company also is required to pay to each of these C-round investors a cash consideration equal to a six percent per annum interest on their respective subscription amount from the date their Class C ordinary shares were issues.

Upon the closing of the C-round restructuring on September 30, 2020, the Company issued automatically convertible promissory notes with a principal amount of USD204 million (equivalent to approximately RMB1,391 million) and optionally convertible promissory notes with a principal amount of USD1,158 million (equivalent to approximately RMB7,884 million) to C-round investors who chose to exchange, with 1,662,614 Class C ordinary shares outstanding after this transaction. The Company was obligated to pay USD151 million (equivalent to approximately RMB1,031 million) to all these C-round investors in aggregate. The Company paid USD136 million (equivalent to approximately RMB928 million) on September 30, 2020 with USD15 million (equivalent to approximately RMB103 million) retained at the Company (the “Retained Amount”). The Retained Amount will be paid to the relevant C-round investors if certain tax filing documents are provided by such investors to the Company.

The Company recorded a one-time expense, which is mainly the difference between the fair value of convertible redeemable preferred shares subject to C-rounding restructuring and the fair value of Convertible Notes as well as the cash consideration, in September 2020 of USD195 million (equivalent of RMB1,326 million) upon closing of C-round restructuring.

The automatically convertible promissory notes were converted into 7,566,665 ordinary shares and the Class C ordinary shares were converted into 1,662,614 ordinary shares on November 3, 2020 when the Company completed its IPO.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

32	Convertible redeemable preferred shares (Continued)

	Liabilities	Equity
	RMB’000	RMB’000
Carrying value as of January 1, 2018	—	—
Issuance of Class C ordinary shares	9,011,510	218,050
Interest accrued at effective interest rate	49,378	—
Exchange differences	(125,395)	—

Carrying value as of December 31, 2018	8,935,493	218,050

Issuance of Class C ordinary shares	530,030	11,956
Interest accrued at effective interest rate	636,835	—
Exchange differences	156,540	—

Carrying value as of December 31, 2019	10,258,898	230,006

C-round restructuring of Class C ordinary shares	(10,162,990)	(219,738)
Interest accrued at effective interest rate	534,686	—
Exchange differences	(262,678)	—
Conversion of Class C ordinary shares to ordinary shares upon IPO	(367,916)	(10,268)

Carrying value as of December 31, 2020	—	—

33	Optionally convertible promissory notes

On September 30, 2020, the Company issued optionally convertible promissory notes with a principal amount of USD1,158 million (equivalent of approximately RMB7,884 million) to certain holders of the Company’s Class C ordinary shares as part of the C-round restructuring. The optionally convertible promissory notes will mature on September 30, 2023 and bear interest on the outstanding principal amount at the rate of six percent per annum. The holder of the optionally convertible promissory notes shall have the right (but not the obligation) to require the Company to convert all or any portion of the outstanding principal amount of the optionally convertible promissory notes into the Company’s ordinary shares during the period between the completion of the IPO and September 29, 2023. The number of ordinary shares to be issued is determined by dividing the outstanding principal amounts of the optionally convertible promissory notes so converted by the conversion price of approximately USD30.07 (“Conversion Price”) per share, subject to certain anti-dilution adjustments if applicable. Further, at any time during the period commencing on the first anniversary of the completion of the IPO and ending on September 29, 2023, the Company has the right (but not the obligation) to convert all (but not less than all) of the outstanding principal amount of the optionally convertible promissory notes into the Company’s ordinary shares so long as the closing price of its ordinary share (represented by ADSs) for each of any 20 trading days occurring within a period of 30 consecutive trading days is at least 125% of the Conversion Price. The number of ordinary shares to be issued to the holders of optionally convertible promissory notes under this circumstance is determined by dividing the outstanding principal amount by the applicable Conversion Price, subject to adjustments, if applicable.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

33	Optionally convertible promissory notes (Continued)

The Group measured the liability component of optionally convertible promissory notes at initial recognition based on its best estimate of the present value of the redemption amount and recognized the residual between the fair value of the entire optionally convertible promissory notes and the fair value of the liability component to the equity component to reflect the value of conversion rights. Subsequent to initial recognition, the liability component of convertible promissory note is measured at amortized cost using effective interest rate method with interest expenses recorded in the finance costs. The equity component will not be re-measured subsequently.

	Liabilities	Equity
	RMB’000	RMB’000
Initial recognition upon C-round restructuring	7,762,475	1,489,748
Interest accrued at effective interest rate	127,509	—
Exchange differences	(359,442)	—

Carrying value as of December 31, 2020	7,530,542	1,489,748

34	Other liabilities

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Accrued expenses	2,122,001	2,062,869
Derivative financial liabilities (a)	—	547,597
Provisions (b)	560,000	110,930
Service liability (c)	239,094	—
Output VAT to be recognized	13,491	—
Others	19,060	15,538

	2,953,646	2,736,934

(a)

Foreign currency swap			Interest rate swap
Carrying amount	RMB57,787	RMB478,157	Carrying amount	RMB11,653
Notional amount	RMB6,739,476	USD163,270	Notional amount	USD1,290,000
Maturity date	19/05/2021- 01/09/2021	30/08/2021- 01/09/2021	Maturity date	May 18, 2023
Pay side	RMB	USD	Pay type	Fixed
Receive side	USD	RMB	Receive type	1 month

(b)

As of December 31, 2019, due to certain investment related disputes, a provision amounting to RMB460 million was provided for the Group’s agreed share in the loss of such investors. Such provision was settled in 2020.

(c)

Service liability represented unrecognized revenue in relation to the ongoing monitoring services for the portion of funding advanced by institutional partners. Revenue was recognized over the period of loans.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

35	Share capital and share premium

	Class A ordinary share			Class B ordinary share (a)			Ordinary share
	Number of shares	Share capital	Share premium	Number of shares	Share capital	Share premium	Number of shares	Share capital	Share premium
		RMB’000	RMB’000		RMB’000	RMB’000		RMB’000	RMB’000
As of January 1, 2018	950,000,000	59	—	135,196,846	8	10,870,339	—	—	—
Issuance of ordinary shares	22,146,871	1	3,242,972	—	—	—	—	—	—

As of December 31, 2018	972,146,871	60	3,242,972	135,196,846	8	10,870,339	—	—	—

Issuance of ordinary shares	15,000,000	1	—	—	—	—	—	—	—

As of December 31, 2019	987,146,871	61	3,242,972	135,196,846	8	10,870,339	—	—	—

Conversion of Class B ordinary shares and Class C ordinary shares to Class A ordinary shares (b)	136,859,460	8	11,278,459	(135,196,846)	(8)	(10,870,339)	—	—	—
Re-designation and reclassification of Class A ordinary shares into ordinary shares (c)	(1,124,006,331)	(69)	(14,521,431)	—	—	—	1,124,006,331	69	14,521,431
Issuance of ordinary shares upon IPO and exercise of over-allotment option (d)	—	—	—	—	—	—	99,577,564	7	17,305,119
Conversion of automatically convertible promissory notes to ordinary shares (e)	—	—	—	—	—	—	7,566,665	1	1,386,876

As of December 31, 2020	—	—	—	—	—	—	1,231,150,560	77	33,213,426

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

35	Share capital and share premium (Continued)

(a)

Besides the liquidation preference, holders of Class B ordinary shares were entitled to voting rights and dividend rights similar to Class A ordinary shareholders. Class B ordinary shares were automatically converted into Class A ordinary shares upon the occurrence of a qualified listing.

(b)

Immediately prior to the Company’s successful IPO on October 30, 2020, all of the Company’s then issued and outstanding 135,196,846 Class B and 1,662,614 Class C ordinary shares were automatically converted into Class A ordinary shares on a one-for-one basis. Upon conversion of Class C ordinary shares, par value of ordinary shares issued was recorded as share capital and the difference between the then carrying value of Class C ordinary share (i.e. liability component recognized in convertible redeemable preferred shares and equity component recognized in other reserves) and par value of RMB408 million was recorded as share premium.

(c)

Immediately prior to the Company’s successful IPO on October 30, 2020, all of the Company’s then issued and outstanding 1,124,006,331 Class A ordinary shares after the conversion of Class B and Class C ordinary shares were re-designated and reclassified into ordinary shares.

(d)

On October 30, 2020, the Company issued and sold 87,500,000 ordinary shares in its IPO with every two ADSs representing one ordinary share. On December 1, 2020, upon partial exercise of the underwriters’ over-allotment options, the Company further issued and sold 12,077,564 ordinary shares. Upon issuance of ordinary shares with IPO and exercise of over-allotment option, par value of ordinary shares issued was recorded as share capital and the difference between the cash consideration raised as part of IPO and exercise of underwriters’ over-allotment options and par value recorded of RMB17,305 million was recorded as share premium.

(e)

Upon successful IPO on October 30, 2020, the automatically convertible promissory notes were automatically converted into 7,566,665 ordinary shares at the IPO price of USD13.5 per ADS (USD27 per ordinary share) with par value of ordinary shares issued recorded as share capital and the difference between the then carrying value of automatically convertible promissory notes and par value recorded of RMB1,387 million was recorded as share premium.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

36	Other reserves

	Employee share-based compensation reserve	Translation differences	Value of conversion rights - convertible redeemable preferred shares (Note 32)	Value of conversion rights – convertible promissory note (Note 31)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2018	378,198	(23,559)	—	5,744,955	1,020,000	7,119,594

Acquisition of non-controlling interests of a subsidiary	—	—	—	—	(2,619,888)	(2,619,888)
Issuance of convertible redeemable preferred shares	—	—	218,050	—	—	218,050
Foreign operation translation difference	—	(267,427)	—	—	—	(267,427)
Share-based payment	128,187	—	—	—	—	128,187

As of December 31, 2018	506,385	(290,986)	218,050	5,744,955	(1,599,888)	4,578,516

	Employee share-based compensation reserve	Translation differences	General reserve	Value of conversion rights - convertible redeemable preferred shares (Note 32)	Value of conversion rights – convertible promissory note (Note 31)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2019	506,385	(290,986)	—	218,050	5,744,955	(1,599,888)	4,578,516

Issuance of convertible redeemable preferred shares	—	—	—	11,956	—	—	11,956
Foreign operation translation difference	—	(176,833)	—	—	—	—	(176,833)
Appropriation to general reserve	—	—	223,712	—	—	—	223,712
Share-based payment	(55,060)	—	—	—	—	—	(55,060)

As of December 31, 2019	451,325	(467,819)	223,712	230,006	5,744,955	(1,599,888)	4,582,291

	Employee share-based compensation reserve	Translation differences	General reserve	Value of conversion rights - optionally convertible promissory notes (Note 33)	Value of conversion rights - convertible redeemable preferred shares (Note 32)	Value of conversion rights – convertible promissory note (Note 31)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2020	451,325	(467,819)	223,712	—	230,006	5,744,955	(1,599,888)	4,582,291

C-round restructuring	—	—	—	1,489,748	(219,738)	—	25,648	1,295,658
Conversion of Class C ordinary shares to ordinary shares upon IPO	—	—	—	—	(10,268)	—	—	(10,268)
Foreign operation translation difference	—	614,399	—	—	—	—	—	614,399
Appropriation to general reserve	—	—	772,466	—	—	—	—	772,466
Share-based payment	164,164	—	—	—	—	—	—	164,164

As of December 31, 2020	615,489	146,580	996,178	1,489,748	—	5,744,955	(1,574,240)	7,418,710

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

37	Retained earnings

In accordance with the relevant laws and regulations, each of the Company’s subsidiaries, the Consolidated Affiliated Entities and Subsidiaries of Consolidated Affiliated Entities incorporated in PRC is required to annually appropriate 10% of after-tax income to statutory surplus reserve prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As of December 31, 2019 and 2020, the accumulated statutory surplus reserve was RMB2,049 million and RMB3,330 million, respectively, and such reserves are not available for dividend distribution.

38	Commitment

(a)	Financing Guarantee Commitment

The Group provides financial guarantees to individuals and small and micro-business owners who successfully obtain loans through the Group’s platform. The following table sets forth the balance of such commitment under the financing guarantee contracts for which the Group does not consolidate the underlying loans.

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Financing Guarantee Commitments	4,639,331	20,969,026

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

39	Note to consolidated statements of cash flows

(a)	Reconciliation from profit before income tax to cash used in operating activities:

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Profits before income tax	18,649,260	19,433,841	17,909,505
Adjustments for:
Depreciation of property and equipment	250,280	276,266	226,862
Depreciation of right-of-use assets	529,269	509,026	604,018
Amortization of intangible assets	171,915	31,967	31,831
Share of profits of associates and joint ventures	(45,763)	(72,807)	(14,837)
Net gains on sale of property and equipment, and intangible assets	350	83	184
Net unrealized losses/(gains) on financial assets at fair value through profit or loss	(1,728)	732,125	558,044
Non-cash employee benefits expense—share based payment	128,158	(55,443)	165,248
Asset impairment losses	7,492	134,516	7,168
Credit impairment losses	220,630	1,710,617	2,768,499
Finance cost classified as financing activities	912,359	1,844,209	3,137,737
Investment income classified as investing activities	(709,167)	(988,429)	(1,127,006)
Foreign exchange losses/(gains)	125,918	95,947	(192,337)

	20,238,973	23,651,918	24,074,916

Change in operating assets and liabilities, net of effects from purchase of controlled entity:
Decrease/(Increase) in accounts and other receivables	61,391,901	(34,684,983)	(68,897,073)
Increase/(Decrease) in accounts and other payables	(80,093,625)	17,455,647	56,166,868

	1,537,249	6,422,582	11,344,711

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

39	Note to consolidated statements of cash flows (Continued)

(b)	Net decrease in cash and cash equivalents

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Cash and cash equivalents at the end of the year	18,576,090	7,312,061	23,785,651
Less: Cash and cash equivalents at the beginning of the year	(18,628,201)	(18,576,090)	(7,312,061)

Net increase/(decrease) in cash and cash equivalents	(52,111)	(11,264,029)	16,473,590

(c)	Cash and cash equivalents

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Cash at bank (Note 16)	18,576,090	7,352,394	24,158,568
Less: Time deposits with original maturities of more than 3 months	—	(40,374)	(373,102)
Add: Provision for impairment losses	—	41	185

Cash and cash equivalents at the end of the year	18,576,090	7,312,061	23,785,651

(d)	Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the years ended December 31, 2018, 2019 and 2020.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

39	Note to consolidated statements of cash flows (Continued)

(d)	Net debt reconciliation (Continued)

	Borrowings	Bond payable	Convertible promissory note payable	Convertible redeemable preferred shares	Lease liabilities	Optionally convertible promissory note	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2018	15,101,819	—	8,070,915	—	865,468	—	24,038,202
Cash flows	(10,744,081)	288,639	(98,894)	9,011,510	(561,520)	—	(2,104,346)
Acquisitions-leases	—	—	—	—	414,731	—	414,731
Foreign exchange adjustments	—	—	429,554	(125,395)	—	—	304,159
Accrued expense	539,026	560	733,234	49,378	54,281	—	1,376,479

As of December 31, 2018	4,896,764	289,199	9,134,809	8,935,493	772,960	—	24,029,225

Cash flows	(2,220,683)	(305,447)	(100,522)	530,030	(572,635)	—	(2,669,257)
Acquisitions-leases	—	—	—	—	680,594	—	680,594
Foreign exchange adjustments	116,158	—	160,336	156,540	—	—	433,034
Accrued expense	197,623	16,248	819,754	636,835	58,170	—	1,728,630

As of December 31, 2019	2,989,862	—	10,014,377	10,258,898	939,089	—	24,202,226

Cash flows	7,583,729	—	(92,981)	(928,242)	(596,575)	—	5,965,931
C-round restructuring	—	—	—	(9,234,748)	—	7,762,475	(1,472,273)
Conversion of Class C ordinary shares to ordinary shares upon IPO	—	—	—	(367,916)	—	—	(367,916)
Acquisitions-leases	—	—	—	—	653,251	—	653,251
Disposals-leases	—	—	—	—	(62,913)	—	(62,913)
Foreign exchange adjustments	(469,452)	—	(687,967)	(262,678)	—	(359,442)	(1,779,539)
Accrued expense	211,306	—	883,759	534,686	46,567	127,509	1,803,827

As of December 31, 2020	10,315,445	—	10,117,188	—	979,419	7,530,542	28,942,594

40	Share-based payment

The employees of the Group participate in the share-based compensation plan that may comprised of share options and PSUs.

(a)	Share options

In December 2014 and August 2015, the Board of Directors of the Company approved the establishment of Phase I Share Incentive Plan (“2014 Plan”) and Phase II Share Incentive Plan (“2015 Plan”) to grant a maximum of 20,644,803 Class A ordinary shares and maximum of 25,000,000 Class A ordinary shares. 2014 Plan and 2015 Plan permit the awards of options. Such shares reserved were treated as treasury shares in the consolidated financial statements.

Options granted under the 2014 Plan and 2015 Plan are valid and effective for 10 years from the date of grant and are generally vested evenly in four years. The Group determined that the vesting period will commence no later than the grant date and end on 6 months after IPO date or service condition ending date, whichever is later. Before IPO, the Group revised the vesting period to reflect the best available estimate of the IPO date. Before successful IPO, any change in the estimate of the IPO date would result in an adjustment of share-based compensation expenses on cumulative basis in the period when such changes were made.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

40	Share-based payment (Continued)

(a)	Share options (Continued)

The Group does not have statutory or constructive obligations to purchase or repay options by cash.

The following table sets forth the changes in the number of outstanding options and weighted average exercise prices:

	Average exercise price per share option	Number of options (in ’000)
Outstanding as of January 1, 2018	69.15	27,107
Granted during the year	109.26	3,075
Forfeited during the year	38.94	(1,363)

Outstanding as of December 31, 2018	74.86	28,819

Forfeited during the year	73.92	(3,475)

Outstanding as of December 31, 2019	74.99	25,344

Forfeited during the year	79.23	(3,884)

As of December 31, 2020	74.22	21,460

The Company recognized RMB95 million expenses related to share options in 2020. No options can be exercised as of December 31, 2020. No options expired during the periods covered by the above table. The weighted-average remaining contract life for outstanding share options was 6.45 years and 5.52 years as of December 31, 2019 and 2020, respectively. The following table sets forth the outstanding share options as of December 31, 2020 by different exercise price:

Exercise price per share option	Number of options (in ’000)
8.00	3,278
50.00	5,828
98.06	9,157
118.00	3,197

21,460

Before successful IPO the Group used the discounted cash flow method to determine the underlying equity fair value of the Company. Based on fair value of the underlying equity, the Group used Binomial option-pricing model to determine the fair value of the share option as of the grant date. The risk-free rate was estimated based on the yield of Hong Kong government bond with a maturity life equal to the life of the share option. Volatility was estimated at grant date based on average of historical volatilities of the comparable companies with length commensurable to the time to maturity of the share option. Dividend yield was estimated based on management’s best estimate at the grant date. The following table sets forth the key assumptions used in the binomial model for the share options granted during the year ended December 31, 2018.

Options granted in Year ended December 31,
2018
Expected life	10 years
Risk-free rate	1.81%
Expected volatility rate	48.52%
Expected dividend yield	0%
Early exercise multiplier	2.4x-2.8x

No share options were granted for the years ended December 31, 2019 and 2020.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

40	Share-based payment (Continued)

(b)	PSUs

On September 4, 2019, the Board of Directors of the Company approved the establishment of 2019 Performance Share Unit Plan (“2019 Plan”) to grant a maximum of 15,000,000 Class A ordinary shares which is reallocated from the 2015 Plan. Such shares were issued to Tun Kung Company Limited on December 24, 2019 and were treated as treasury shares in the consolidated financial statements.

In 2020, PSUs were granted under the 2019 Plan and as of December 31, 2020, 1,990,600 shares were granted. The Group determined that the vesting period will commence no later than the grant date and end on the 180 days after IPO date or service condition ending date, whichever is later. The actual number of PSUs earned by grantee can vary from zero to 100 percent depending on the Group’s performance against certain key performance indicators which are determined annually. Before IPO, the Group revised the vesting period to reflect the best available estimate of the IPO date.

The following table sets forth the changes in the number of PSUs and weighted average exercise prices:

	Weighted average grant day fair value	Number of units (in ’000)
Outstanding as of January 1, 2020	—	—
Granted during the year	140.88	1,990
Forfeited during the year	141.31	(32)

Outstanding as of December 31, 2020	140.87	1,958

The Company recognized RMB70 million expenses related to PSUs in 2020. ”No PSUs can be exercised as of December 3, 2020.

Before successful IPO, a discounted cash flow method was used to determine the underlying equity fair value of the Company. Based on fair value of the underlying equity, the Group used Monte Carlo Simulation model to determine the fair value of the share unit as of the grant date. The risk-free rate was estimated based on the yield of PRC government bond with a maturity date similar to the maturity date of the share unit. Volatility was estimated at grant date based on average of historical volatilities of the comparable companies with length commensurable to the time to maturity of the share unit. Dividend yield was estimated based on management’s best estimate at the grant date. The following table sets forth the key assumptions used in the Monte Carlo Simulation model for the share unit granted during the year ended December 31, 2020.

PSUs granted in Year ended December 31,
2020
Expected life	4 years
Risk-free rate	1.61%-2.99%
Expected volatility rate	37.4%-38.0%
Expected dividend yield	0%

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

41	Related parties and related party transactions

The following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2018, 2019 and 2020.

(a)	Names and relationships with related parties

The following table sets forth the major related parties which have major transactions with the Group during the years ended December 31, 2018, 2019 and 2020:

Name of related parties	Relationship with the Company
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	Significant influence on the Group and its subsidiaries

41.1	Significant transactions with related parties

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Technology platform based income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	336,586	323,176	635,143

Other income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	409,278	700,464	1,234,616

Net interest income-Interest expense
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	294,357	—	—

Investment income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	142,453	82,879	261,148

Finance costs-Interest income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	68,745	186,065	147,638

Finance costs-Interest expense
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	343,084	154,264	67,468

Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	1,877,919	2,582,797	3,090,052

Other gains/(losses) - net
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	—	(48,054)	(499,543)

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

41	Related parties and related party transactions (Continued)

41.1	Significant transactions with related parties (Continued)

Technology platform based income

Ping An Group is a product provider of the Group’s wealth management platform. The investment products provided by Ping An Group primarily includes private investment funds, insurance products, bank products, trust plans and bank products. Fees are collected from Ping An Group for facilitation of investment products offered on the Group’s wealth management platform. The Group generally receives a service fee based on a certain percentage of the volume of investment products facilitated and loan made by Ping An Group. Such fee is recognized upon successful facilitation.

Other income

Other income mainly comprises income for the account management services provided by the Group to Ping An Group. The Group generally receives the service fee monthly based on certain rates charged on the number of accounts managed.

Net interest income – Interest expense

The interest expense mainly consists of interest paid for borrowings from Ping An Group. These borrowings were used to providing funding for on-balance sheet loans under our retail credit facilitation business. The interest expenses are calculated based on the effective interest rates and the carrying amount of such borrowings.

Investment income

Investment income mainly consists of investment return received by the Group on investment products issued or managed by Ping An Group.

Finance costs

Ping An Group provides deposit service and financing service to the Group.

Finance costs include interests paid to Ping An Group for borrowings used for non-retail credit facilitation business, interests paid to Ping An Group for its subscription in the consolidated wealth management products managed by the Group and interest income received from Ping An Group for cash deposited by the Group in Ping An Group. The finance cost is calculated based on the effective interest rates on the outstanding balances.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

41	Related parties and related party transactions (Continued)

41.1	Significant transactions with related parties (Continued)

Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses

Ping An Group provides a wide spectrum of services to the Group, including but not limited to: (1) accounting processing and data communication services; (2) transaction settlement and custodian service; (3) office premise rental services; (4) technology support; (5) HR support. The Group, in return, pays service fees to Ping An Group. The precise scope of service, service fee calculation, method of payment and other details of the service arrangement are agreed between the relevant parties separately.

The services fees paid by the Group to Ping An Group are determined on the following basis:

(1) through bidding procedure according to the internal rules and procedures of the Group; and (2) if no tendering and bidding process is required under the Group’s internal rules, through mutual negotiations between the parties based on historical fees of such services and comparable market rates.

Other gains/(losses) - net

Other losses mainly consist of foreign exchange losses due to the foreign exchange swaps provided by Ping An Group.

Leases

Part of the right-of-use assets and lease liabilities are rental from Ping An Group, which are used as workplace.

Convertible promissory note payable

Ping An Group also held a convertible promissory note issued by the Company, which disclosed in Note 31.

Capital contribution in subsidiary of the Company

In November, 2019, the Group, together with Ping An Insurance (Group) Company of China, Ltd. established Ping An Consumer Finance Co., Ltd. (“Ping An Consumer Finance”) by contributing RMB3.5 billion and RMB1.5 billion, respectively, as registered capital. As of December 31, 2019, the funds contributed to Ping An Consumer Finance was restricted as further approval is required from CBIRC before it can start its operation. Ping An Consumer Finance obtained opening approval of CBIRC in March, 2020 and started operating the consumer finance business from April, 2020. The capital contributed by Ping An Insurance (Group) Company of China, Ltd. amounting to RMB1.5 billion was recorded as non-controlling interests in the consolidated financial statements.

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

41	Related parties and related party transactions (Continued)

41.1	Significant transactions with related parties (Continued)

Purchase of financial assets

The Group purchased certain assets management plans, trust plans, mutual funds, private fund and other equity investments, bank wealth management products and corporate bonds managed and/or issued by Ping An Group. Please refer to Note 4.3 for the Group’s maximum exposure related to these investments.

41.2	Year end balances with related parties

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Cash
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	14,600,958	14,392,047

Financial assets at fair value through profit or loss
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	—	3,029,174

Account and other receivables and contract assets
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	2,784,752	2,040,869

Payable to platform investors, accounts and other payables and contract liabilities, payable to investors of consolidated structured entities and other liabilities
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	2,521,441	1,888,065

Financial assets at amortized cost
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	6,903,263	4,159,973

LUFAX HOLDING LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

41	Related parties and related party transactions (Continued)

41.3	Key management personnel compensation

Key management includes directors (executive and non-executive) and senior officers. The following table sets forth the compensations paid or payable to key management for employee services:

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Wages and salaries	16,859	19,564	29,192
Welfare and other benefits	26,801	25,752	34,560

Including: Bonuses	20,810	19,490	28,061

Share-based payment	28,837	4,578	68,771

	72,497	49,894	132,523

42	Dividends

No dividend has been paid or declared by the Company during each of the years ended December 31, 2018, 2019 and 2020.

43	Contingent liability

Other than as disclosed in the previous notes, the Group did not have any other contingent liability as of December 31, 2019 and 2020.

44	Subsequent events

The Company has evaluated its subsequent events through March 11, 2021, the date the financial statements were available to be issued, and has concluded that there are no subsequent events requiring disclosure.