Form 20-F
period 2021-12-31
Lufax Holding Ltd
filed 2022-05-02
CIK 1816007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
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
No. 1088 Yuanshen Road 28/F
Pudong New District, Shanghai
 People’s Republic of China
+86
21-3863-6278
(Address of principal executive offices)
James Xigui Zheng, Chief Financial Officer
Telephone: +86
21
-3863-6278
Email: Investor_Relations@lu.com
No. 1088 Yuanshen Road 28/F
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
1,144,218,443 ordinary shares (excluding the 8,000,000 ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans), par value US$0.00001 per share, as of December 31, 2021.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards
₹
 provided pursuant to Section 13(a) of the Exchange Act.    ☐  Yes
☐
  No
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒  Yes    ☐  No
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

•
“consolidated affiliated entities” refers to entities in China with which we have contractual arrangements such that we have effective control over and are considered the primary beneficiary of those entities and we have consolidated their financial results in our consolidated financial statements;

•	“cumulative borrowers” refer to the cumulative number of borrowers who had submitted their loan application request and successfully made drawdowns since our inception;

•	“DPD 30+ delinquency rate” refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due, divided by the outstanding balance of loans;

•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•
“legacy products” mainly include (1) a category of unsecured revolving credit lines in our retail credit facilitation business and peer-to-peer
products and (2) certain types of structured alternative products originated by financial institutions for individual investors, which we refer to as business-to-consumer
or B2C products, in our wealth management business;

•
“Lufax,” “we,” “us,” “our company” and “our” refer to Lufax Holding Ltd, a Cayman Islands exempted company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include the consolidated affiliated entities in China, including Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.) and Shenzhen Lufax Holding Enterprise Management Co., Ltd., and their subsidiaries;

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
Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 22, 2022, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.5010 to US$1.00.
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
Risks Relating to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the consolidated affiliated entities and we conduct our operations in China primarily through (i) our subsidiaries in China, (ii) the consolidated affiliated entities with which we have contractual arrangements, and (iii) the subsidiaries of the consolidated affiliated entities. Investors thus are not purchasing direct equity interests in our operating entities in China but instead are purchasing equity interests in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the consolidated affiliated entities and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to the risks disclosed under “Risk Factors—Risks Relating to Our Corporate Structure.”

•	The contractual arrangements between our PRC subsidiaries and the consolidated affiliated entities may not be as effective as direct ownership in giving us operational control over our business.

•	The consolidated affiliated entities or their shareholders may fail to perform their obligations under our contractual arrangements.

•	The shareholders of the consolidated affiliated entities may have conflicts of interest with us.
Risks Relating to Doing Business in China

•	PRC laws and regulations are developing and evolving, and PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms.

•
The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business.

•
The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations of this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

•
The approval of and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take.

•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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
Please see “Item 3. Key Information—D. Risk Factors” and other information included elsewhere in this annual report for a discussion of these and other risks and uncertainties that we face.

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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Our Holding Company Structure and Contractual Arrangements with The Consolidated Affiliated Entities
Lufax Holding Ltd is not an operating company in China but a Cayman Islands holding company with no equity ownership in its consolidated affiliated entities. We conduct our operations in China through (i) our PRC subsidiaries, (ii) the consolidated affiliated entities with which we have contractual arrangements, and (iii) the subsidiaries of the consolidated affiliated entities. PRC laws and regulations restrict and impose conditions on foreign ownership and investment in certain internet-based businesses. Accordingly, we operate these businesses in China through the consolidated affiliated entities and their subsidiaries, and rely on contractual arrangements among our PRC subsidiary, the consolidated affiliated entities and their respective shareholders to control the business operations of the consolidated affiliated entities and their subsidiaries. Revenues contributed by the consolidated affiliated entities and their subsidiaries accounted for 7.5%, 3.0% and 2.5% of our total revenues for 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to Lufax Holding Ltd, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated affiliated entities in China and their subsidiaries, including but not limited to (i) Shanghai Xiongguo Corporation Management Co., Ltd., or Shanghai Xiongguo, which was established in December 2014 for our wealth management business, (ii) Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), or Shanghai Lufax, which was established in September 2011 and operates our wealth management business, and (iii) Shenzhen Lufax Holding Enterprise Management Co., Ltd., or Shenzhen Lufax Enterprise Management, which was established in May 2018, operates our wealth management business, and holds an internet content provider license, or ICP license. Investors in our ADSs are not purchasing equity interests in the consolidated affiliated entities in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands.
A series of contractual agreements, including exclusive business cooperation agreements, voting trust agreements or voting proxy agreements, share pledge agreements, exclusive option agreements, letters of undertakings and spousal consent letters, have been entered into by and among our PRC subsidiaries, the consolidated affiliated entities and their respective shareholders. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of the consolidated affiliated entities, and we have consolidated their financial results in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Principal Consolidated Affiliated Entities.”
However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated affiliated entities and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The contractual arrangements with the consolidated affiliated entities and their shareholders may not be as effective as direct ownership in providing operational control or enabling us to derive economic benefits” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the consolidated affiliated entities may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated affiliated entities and their shareholders. It is uncertain whether any new PRC laws or regulations relating to the contractual arrangements of the consolidated affiliated entities will be adopted or, if adopted, what they would provide. If we or the consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”
Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated affiliated entities. If the PRC government deems that our contractual arrangements with the consolidated affiliated entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the consolidated affiliated entities and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”
We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted through the consolidated affiliated entities and their subsidiaries in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of Risks Relating to Doing Business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”
The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, of this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” and “ —We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.”
Permissions Required from the PRC Authorities for Our Operations
Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and consolidated affiliated entities and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the consolidated affiliated entities in China, including, among others, the ICP licenses. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice of government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Any failure to obtain, renew or retain requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial condition and results of operations.”

Furthermore, for issuances of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have neither received nor were denied such requisite permissions by any PRC authority. However, in certain circumstances, the PRC governmental authorities may require us to undergo a cybersecurity review. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.” Meanwhile, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take.”
Cash and Asset Flows through Our Organization
Lufax Holding Ltd is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the consolidated affiliated entities and their subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Lufax Holding Ltd’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and on technical and consulting service fees paid by the consolidated affiliated entities in China. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Lufax Holding Ltd. In addition, our PRC subsidiaries are permitted to pay dividends to Lufax Holding Ltd only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and consolidated affiliated entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”
Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”
Under PRC law, Lufax Holding Ltd may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the consolidated affiliated entities only through loans, subject to satisfaction of government registration and approval requirements. Lufax Holding Ltd provided capital contribution and loans of RMB2.6 billion and RMB9.0 billion to its intermediate holding companies and subsidiaries in 2019 and 2020, respectively, and the consolidated affiliated entities received debt financing of RMB9.1 billion and RMB7.1 billion from the intermediate holding companies and subsidiaries in 2019 and 2020, respectively. In 2021, Lufax Holding Ltd collected loans of RMB3.6 billion (US$0.6 billion) from its intermediate holding companies and subsidiaries and the consolidated affiliated entities repaid debt financing of RMB7.3 billion (US$1.1 billion) to the intermediate holding companies and subsidiaries.

On November 8, 2021, our board of directors approved an annual cash dividend policy. Under the policy, we will declare and distribute a recurring cash dividend at an amount to range from 20% to 40% of the consolidated net profit in the previous fiscal year, beginning in 2022. On March 9, 2022, we announced a cash dividend of US$0.68 per ordinary share (US$0.34 per ADS) with a record date of April 8, 2022. Whether to make a dividend distribution in any particular year and, if so, the exact amount of such distribution will be based upon our operations and earnings, cash flow, financial condition and other relevant factors, and will be subject to adjustment and determination by the board of directors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”
Under the current laws of the Cayman Islands, Lufax Holding Ltd is not subject to tax on income or capital gains. Payments of dividends to its shareholders are not subject to any Cayman Islands withholding tax. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in China and Hong Kong, assuming that we have taxable earnings in the consolidated affiliated entities and we pay a dividend to shareholders of Lufax Holding Ltd:

Hypothetical pre-tax earnings in the consolidated affiliated entities (1)	100.00
Tax on earnings at statutory rate of 25% at the level of the wholly foreign-owned enterprise, or WFOE (2)	(25.00)
Net earnings available for distribution	75.00

Withholding tax at standard rate of 10% (3)	(7.50)
Net distributions to Lufax Holding Ltd/Shareholders	67.50

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.

(2)
Certain of our subsidiaries and consolidated affiliated entities qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(3)
The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is a tax resident in Hong Kong, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the consolidated affiliated entities will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the consolidated affiliated entities exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive
and disallowed by Chinese tax authorities), the consolidated affiliated entities could make a non-deductible
transfer to our PRC subsidiaries for the amounts of the stranded cash in the consolidated affiliated entities. This would result in such transfer being non-deductible
expenses for the consolidated affiliated entities but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax
income to approximately 50.6% of the
pre-tax
income. We believe that there is only a remote possibility that this scenario would happen.
Financial Information Related to the Consolidated Affiliated Entities
The following table presents the condensed consolidating schedule of financial position for the consolidated affiliated entities and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended December 31, 2021
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidation

	(RMB in thousands)
Technology platform-based income:	—	36,018,357	917,668	1,358,292	—	38,294,317
Retail credit facilitation service fees	—	35,990,339	—	96,635	—	36,086,974
Wealth management transaction and service fees	—	28,018	917,668	1,261,657	—	2,207,343

Net interest income	—	14,174,231	—	—	—	14,174,231
Guarantee income	—	4,370,342	—	—	—	4,370,342
Other income	—	3,860,371	5,925	9,111	—	3,875,407
Investment income	2,289	712,174	215,380	221,910	—	1,151,753
Share of net profits of investments accounted for using the equity method	—	—	(3,428)	(27,715)	—	(31,143)
Inter-company revenues (1)(3)	57,717	320,693	2,442,604	5,249	(2,826,263)	—
Income (loss) from subsidiaries and consolidated affiliated entities (2)	18,035,463	(511,184)	(604,442)	—	(16,919,837)	—

Total income	18,095,469	58,944,984	2,973,707	1,566,847	(19,746,100)	61,834,907
Operating expenses	(113,056)	(26,446,062)	(3,303,952)	(330,914)	—	(30,193,984)
Credit impairment losses	49	(6,315,341)	(10,901)	(317,534)	—	(6,643,727)
Asset impairment losses	—	(814,558)	(283,809)	(2,515)	—	(1,100,882)
Finance costs	(1,380,292)	360,141	(90,530)	115,166	—	(995,515)
Other gains/(losses) – net	197,807	267,902	32,137	1,533	—	499,379
Inter-company expenses (1)(3)	6,916	(1,703,489)	11,700	(1,422,021)	3,106,894	—

Total expenses	(1,288,576)	(34,651,407)	(3,645,355)	(1,956,285)	3,106,894	(38,434,729)
Profit before income tax	16,806,893	24,293,577	(671,648)	(389,438)	(16,639,206)	23,400,178
Less: Income tax expenses	(2,513)	(6,496,596)	65,495	(257,504)	—	(6,691,118)

Net profit for the year	16,804,380	17,796,981	(606,153)	(646,942)	(16,639,206)	16,709,060

Net profit/(loss) attributable to: Owners of Lufax Holding Ltd	16,804,380	18,035,463	(606,153)	(646,942)	(16,782,368)	16,804,380
Non-controlling interests	—	(238,482)	—	—	143,162	(95,320)

	16,804,380	17,796,981	(606,153)	(646,942)	(16,639,206)	16,709,060

	For the Year Ended December 31, 2020
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidation

	(RMB in thousands)
Technology platform-based income:	—	39,522,943	316,584	1,382,315	—	41,221,842
Retail credit facilitation service fees	—	39,444,729	—	12,175	—	39,456,904
Wealth management transaction and service fees	—	78,214	316,584	1,370,140	—	1,764,938

Net interest income	—	7,750,460	—	—	—	7,750,460
Guarantee income	—	601,644	—	—	—	601,644
Other income	—	1,510,914	—	6,128	—	1,517,042
Investment income	—	573,389	125,069	241,441	—	939,899
Share of net profits of investments accounted for using the equity method	—	—	2,594	12,243	—	14,837
Inter-company revenues (1)(3)	113,793	185,087	783,678	(70,159)	(1,012,399)	—
Income (loss) from subsidiaries and consolidated affiliated entities (2)	15,149,508	(326,178)	(99,616)	—	(14,723,714)	—

Total income	15,263,301	49,818,259	1,128,309	1,571,968	(15,736,113)	52,045,724
Operating expenses	(91,233)	(26,185,153)	(1,860,502)	(475,591)	—	(28,612,479)
Credit impairment losses	3,555	(2,988,319)	(2,718)	(47,706)	—	(3,035,188)
Asset impairment losses	—	(7,168)	—	—	—	(7,168)
Finance costs	(2,901,518)	84,426	(21,624)	(26,938)	—	(2,865,654)
Other gains/(losses) – net	75,968	298,868	16,522	(7,088)	—	384,270
Inter-company expenses (1)(3)	4,041	(587,644)	(30,888)	(1,012,435)	1,626,926	—

Total expenses	(2,909,187)	(29,384,990)	(1,899,210)	(1,569,758)	1,626,926	(34,136,219)
Profit before income tax	12,354,114	20,433,269	(770,901)	2,210	(14,109,187)	17,909,505
Less: Income tax expenses	—	(5,460,047)	(28,892)	(144,326)	—	(5,633,265)

Net profit for the year	12,354,114	14,973,222	(799,793)	(142,116)	(14,109,187)	12,276,240

Net profit/(loss) attributable to: Owners of Lufax Holding Ltd	12,354,114	15,149,508	(799,793)	(142,116)	(14,207,599)	12,354,114
Non-controlling interests	—	(176,286)	—	—	98,412	(77,874)

	12,354,114	14,973,222	(799,793)	(142,116)	(14,109,187)	12,276,240

	For the Year Ended December 31, 2019
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidation

	(RMB in thousands)
Technology platform-based income:	—	40,684,851	179,279	1,064,947	—	41,929,077
Retail credit facilitation service fees	—	39,324,848	—	—	—	39,324,848
Wealth management transaction and service fees	—	1,360,003	179,279	1,064,947	—	2,604,229

Net interest income	—	3,909,196	—	—	—	3,909,196
Guarantee income	—	464,743	—	—	—	464,743
Other income	—	868,827	—	10,041	—	878,868
Investment income	—	582,842	77,179	(80,944)	—	579,077
Share of net profits of investments accounted for using the equity method	—	—	—	72,807	—	72,807
Inter-company revenues (1)(3)	183,099	(1,833,489)	3,004,425	2,497,287	(3,851,322)	—
Income (loss) from subsidiaries and consolidated affiliated entities (2)	14,665,234	(1,074,752)	(2,360,515)	—	(11,229,967)	—

Total income	14,848,333	43,602,218	900,368	3,564,138	(15,081,289)	47,833,768
Operating expenses	(21,960)	(22,377,263)	(1,804,843)	(1,003,807)	—	(25,207,873)
Credit impairment losses	(3,663)	(797,203)	(16,669)	(1,045,210)	—	(1,862,745)
Asset impairment losses	—	(71,575)	(24)	(62,917)	—	(134,516)
Finance costs	(1,469,465)	376,533	265	(427,240)	—	(1,519,907)
Other gains/(losses) – net	(20,814)	924,693	(98,059)	(480,706)	—	325,114
Inter-company expenses (1)(3)	—	(1,517,187)	(37,303)	(3,005,157)	4,559,647	—

Total expenses	(1,515,902)	(23,462,002)	(1,956,633)	(6,025,037)	4,559,647	(28,399,927)
Profit before income tax	13,332,431	20,140,216	(1,056,265)	(2,460,899)	(10,521,642)	19,433,841
Less: Income tax expenses	—	(5,490,269)	(513,574)	57,884	(170,738)	(6,116,697)

Net profit for the year	13,332,431	14,649,947	(1,569,839)	(2,403,015)	(10,692,380)	13,317,144

Net profit/(loss) attributable to: Owners of Lufax Holding Ltd	13,332,431	14,665,234	(1,569,839)	(2,403,015)	(10,692,380)	13,332,431
Non-controlling interests	—	(15,287)	—	—	—	(15,287)

	13,332,431	14,649,947	(1,569,839)	(2,403,015)	(10,692,380)	13,317,144

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidation
	(RMB in thousands)

ASSETS
Cash at bank	1,813,616	32,000,349	24,862	904,361	—	34,743,188
Restricted cash	—	28,752,100	—	1,701,439	—	30,453,539
Financial assets at fair value through profit or loss	383,888	21,470,668	112,163	9,056,492	—	31,023,211
Financial assets at amortized cost	—	1,202,102	1,219,883	1,362,628	—	3,784,613
Accounts and other receivables and contract assets	991,591	18,968,842	549,617	1,834,723	—	22,344,773
Loans to customers	—	214,972,110	—	—	—	214,972,110
Investments accounted for using the equity method	—	—	39,489	420,007	—	459,496
Investment in subsidiaries and consolidated affiliated entities (2)(6)	95,872,302	9,584,513	(660,588)	—	(104,796,227)	—
Assets arising from intra-group transactions (1)	—	9,925	152,489	3,911	(166,325)	—
Amounts due from consolidated entities (4)	12,496,694	10,716,718	13,353,329	535,200	(37,101,941)	—
Other assets (5)	—	16,383,267	366,216	5,903,073	—	22,652,556

Total assets	111,558,091	354,060,594	15,157,460	21,721,834	(142,064,493)	360,433,486
LIABILITIES
Payable to platform investors	—	106,247	—	2,641,644	—	2,747,891
Borrowings	319,926	22,017,940	3,171,769	417,782	—	25,927,417
Accounts and other payables and contract liabilities	73,968	7,213,233	739,400	787,654	—	8,814,255
Payable to investors of consolidated structured entities	—	195,401,380	—	44,760	—	195,446,140
Convertible promissory note payable	10,669,498	—	—	—	—	10,669,498
Optionally convertible promissory notes	7,405,103	—	—	—	—	7,405,103
Amounts due to consolidated entities (4)	960	16,126,075	1,147,772	19,827,134	(37,101,941)	—
Other liabilities (5)	34,941	13,957,426	489,348	382,264	—	14,863,979

Total liabilities	18,504,396	254,822,301	5,548,289	24,101,238	(37,101,941)	265,874,283
Equity
Total equity attributable to owners of the Company (1)	93,053,695	95,872,302	9,609,171	(2,380,404)	(103,101,069)	93,053,695

Non-controlling interests (6)	—	3,365,991	—	1,000	(1,861,483)	1,505,508

Total equity	93,053,695	99,238,293	9,609,171	(2,379,404)	(104,962,552)	94,559,203

Total liabilities and equity	111,558,091	354,060,594	15,157,460	21,721,834	(142,064,493)	360,433,486

	As of December 31, 2020
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidation

	(RMB in thousands)
ASSETS
Cash at bank	5,909,811	15,330,867	1,491,832	1,426,058	—	24,158,568
Restricted cash	—	15,189,458	32,153	7,807,977	—	23,029,588
Financial assets at fair value through profit or loss	—	16,960,081	109	17,463,707	—	34,423,897
Financial assets at amortized cost	—	1,851,560	1,676,296	3,036,113	—	6,563,969
Accounts and other receivables and contract assets	—	21,195,246	347,924	1,782,808	—	23,325,978
Loans to customers	—	119,825,814	—	—	—	119,825,814
Investments accounted for using the equity method	—	—	42,918	447,013	—	489,931
Investment in subsidiaries and consolidated affiliated entities (2)(6)	77,536,740	11,145,929	81,401	—	(88,764,070)	—
Assets arising from intra-group transactions (1)	—	(1,037,627)	194,967	—	842,660	—
Amounts due from consolidated entities (4)	16,284,523	17,622,230	8,676,039	564,189	(43,146,981)	—
Other assets (5)	—	15,375,327	569,658	1,127,517	—	17,072,502

Total assets	99,731,074	233,458,885	13,113,297	33,655,382	(131,068,391)	248,890,247
LIABILITIES
Payable to platform investors	—	187,250	—	8,927,656	—	9,114,906
Borrowings	355,203	9,049,201	358,418	552,623	—	10,315,445
Accounts and other payables and contract liabilities	167,572	4,474,320	259,751	582,114	—	5,483,757
Payable to investors of consolidated structured entities	—	110,355,771	—	11,947	—	110,367,718
Convertible promissory note payable	10,117,188	—	—	—	—	10,117,188
Optionally convertible promissory notes	7,530,542	—	—	—	—	7,530,542
Amounts due to consolidated entities (4)	761	16,296,054	1,708,933	25,141,233	(43,146,981)	—
Other liabilities (5)	—	11,965,855	667,093	176,422	—	12,809,370

Total liabilities	18,171,266	152,328,451	2,994,195	35,391,995	(43,146,981)	165,738,926
EQUITY
Total equity attributable to owners of the Company (1)	81,559,808	77,536,740	10,119,102	(1,737,613)	(85,918,229)	81,559,808

Non-controlling interests (6)	—	3,593,694	—	1,000	(2,003,181)	1,591,513

Total equity	81,559,808	81,130,434	10,119,102	(1,736,613)	(87,921,410)	83,151,321

Total liabilities and equity	99,731,074	233,458,885	13,113,297	33,655,382	(131,068,391)	248,890,247

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidation

	(RMB in thousand)
Cash flows from operating activities
Inter-company cash flow (3)(7)	—	920,254	(314,385)	1,369,172	(1,975,041)	—
Reclassification (8)	—	—	—	327,497	(327,497)	—
Other operating activities	(105,253)	5,515,423	230,532	(653,230)	—	4,987,472
Net cash (used in)/generated from operating activities	(105,253)	6,435,677	(83,853)	1,043,439	(2,302,538)	4,987,472
Cash flows from investing activities
Inter-company cash flow (7)	—	(157,536)	(1,085,232)	(735,327)	1,978,095	—
Reclassification (8)	—	—	—	(327,497)	327,497	—
Capital contribution to consolidated entities	(109,635)	—	—	—	109,635	—
Payment for advances to consolidated entities	(3,689,678)	(9,474,627)	(2,800,000)	(500,000)	16,464,305	—
Receipts of repayments of the advances from consolidated entities	7,249,502	16,407,898	706,741	1,064,669	(25,428,810)	—
Proceeds from sale of investment assets	6,522	111,524,589	1,720,840	20,633,784	—	133,885,735
Payment for acquisition of investment assets	(383,798)	(116,771,357)	(1,996,000)	(9,440,542)	—	(128,591,697)
Other investing activities	—	(130,716)	(22,656)	(4,826,844)	—	(4,980,216)
Net cash generated from/(used in) investing activities	3,072,913	1,398,251	(3,476,307)	5,868,243	(6,549,278)	313,822
Cash flows from financing activities
Inter-company cash flow (7)	—	—	3,054	—	(3,054)	—
Capital contribution from consolidated entities	—	109,635	—	—	(109,635)	—
Repayment for advances to consolidated entities	—	(7,222,326)	(1,092,472)	(17,114,012)	25,428,810	—
Receipts of advances from consolidated entities	—	6,190,304	500,000	9,774,001	(16,464,305)	—
Proceeds from issuance of shares and other equity securities	—	22,333	—	—	—	22,333
Proceeds from exercise of share-based payment	43,456	—	—	—	—	43,456
Proceeds from borrowings	319,535	3,197,000	3,173,900	572,000	—	7,262,435
Repayment of interest expenses and borrowings	(925,233)	(635,029)	(444,760)	(664,880)	—	(2,669,902)
Payment for repurchase of ordinary shares	(6,438,455)	—	—	—	—	(6,438,455)
Other financing activities	(1,131)	(619,797)	(46,493)	(474)	—	(667,895)
Net cash (used in)/generated from financing activities	(7,001,828)	1,042,120	2,093,229	(7,433,365)	8,851,816	(2,448,028)

	For the Year Ended December 31, 2020
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidation

	(RMB in thousand)
Cash flows from operating activities
Inter-company cash flow (3)(7)	—	(809,615)	1,133,480	(1,151,110)	827,245	—
Other operating activities	(98,869)	8,687,386	(3,302,903)	1,835,668	—	7,121,282
Net cash (used in)/generated from operating activities	(98,869)	7,877,771	(2,169,423)	684,558	827,245	7,121,282
Cash flows from investing activities
Inter-company cash flow (7)	—	124,906	201,154	501,185	(827,245)	—
Capital contribution to consolidated entities	(1,898,193)	(1,788,549)	—	—	3,686,742	—
Payment for advances to consolidated entities	(9,456,072)	(17,182,316)	(80,000)	(240,000)	26,958,388	—
Receipts of repayments of the advances from consolidated entities	2,374,680	5,560,388	1,254,800	4,813,732	(14,003,600)	—
Proceeds from sale of investment assets	1,875	130,041,066	5,978,563	16,449,825	—	152,471,329
Payment for acquisition of investment assets	—	(133,050,666)	(5,078,510)	(28,402,132)	—	(166,531,308)
Other investing activities	—	(160,782)	(85,673)	(697,316)	—	(943,771)
Net cash generated from/(used in) investing activities	(8,977,710)	(16,455,953)	2,190,334	(7,574,706)	15,814,285	(15,003,750)
Cash flows from financing activities
Capital contribution from consolidated entities	—	1,897,472	1,789,270	—	(3,686,742)	—
Repayment for advances to consolidated entities	—	(3,514,357)	(1,457,697)	(9,031,546)	14,003,600	—
Receipts of advances from consolidated entities	—	9,696,073	1,166,275	16,096,040	(26,958,388)	—
Proceeds from issuance of shares and other equity securities	17,343,739	1,564,253	—	—	—	18,907,992
Proceeds from borrowings	—	9,594,528	463,909	531,162	—	10,589,599
Repayment of interest expenses and borrowings	(2,162,653)	(713,149)	(875,332)	(275,959)	—	(4,027,093)
Other financing activities	(4,745)	(591,830)	—	—	—	(596,575)
Net cash (used in)/generated from financing activities	15,176,341	17,932,990	1,086,425	7,319,697	(16,641,530)	24,873,923

	For the Year Ended December 31, 2019
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidation

	(RMB in thousands)
Cash flows from operating activities
Inter-company cash flow (3)(7)	—	(2,320,700)	4,865,008	(5,639,240)	3,094,932	—
Other operating activities	(28,986)	4,301,036	(7,365,302)	5,285,146	—	2,191,894
Net cash (used in)/generated from operating activities	(28,986)	1,980,336	(2,500,294)	(354,094)	3,094,932	2,191,894
Cash flows from investing activities
Inter-company cash flow (7)	—	2,746,666	348,266	—	(3,094,932)	—
Capital contribution to consolidated entities	(1,839,399)	(3,471,124)	—	—	5,310,523	—
Payment for advances to consolidated entities	(5,754,349)	(5,810,045)	(5,572,771)	(4,274,611)	21,411,776	—
Receipts of repayments of the advances from consolidated entities	4,969,062	762,754	2,966,315	3,019	(8,701,150)	—
Proceeds from sale of investment assets	911	87,132,664	7,595,963	24,720,312	—	119,449,850
Payment for acquisition of investment assets	(2,345)	(91,703,392)	(8,415,000)	(28,449,798)	—	(128,570,535)
Other investing activities	—	(1,847,516)	(44,099)	(1,211)	—	(1,892,826)
Net cash generated from/(used in) investing activities	(2,626,120)	(12,189,993)	(3,121,326)	(8,002,289)	14,926,217	(11,013,511)
Cash flows from financing activities
Capital contribution from consolidated entities	—	1,839,399	3,471,124	—	(5,310,523)	—
Repayment for advances to consolidated entities	—	(6,246,130)	(3,136)	(2,451,884)	8,701,150	—
Receipts of advances from consolidated entities	—	8,441,111	1,418,000	11,552,665	(21,411,776)	—
Proceeds from issuance of shares and other equity securities	542,903	127,880	6,990	—	—	677,773
Proceeds from borrowings	1,410,660	2,017,449	808,900	255,257	—	4,492,266
Repayment of interest expenses and borrowings	(99,265)	(5,894,890)	(261,990)	(953,384)	—	(7,209,529)
Other financing activities	(50,072)	(491,321)	(19,373)	(11,869)	—	(572,635)
Net cash (used in)/generated from financing activities	1,804,226	(206,502)	5,420,515	8,390,785	(18,021,149)	(2,612,125)

(1)
This represents the elimination of intercompany transactions among Lufax Holding Ltd, subsidiaries that are not primary beneficiaries of consolidated affiliated entities, the primary beneficiaries of consolidated affiliated entities, and consolidated affiliated entities and consolidated affiliated entities’ subsidiaries, including the elimination of the unrealized profit from inter-company platform service provided and inter-company transfer of assets.

(2)
This represents the elimination of the investment among Lufax Holding Ltd, subsidiaries that are not the primary beneficiaries of consolidated affiliated entities, the primary beneficiaries of consolidated affiliated entities, and consolidated affiliated entities and consolidated affiliated entities’ subsidiaries.

(3)	Intercompany revenues between consolidated affiliated entities and consolidated affiliated entities’ subsidiaries and the primary beneficiaries of consolidated affiliated entities.
Primary Beneficiaries of Consolidated Affiliated Entities provide technical and consulting service and provide advances to consolidated affiliated entities to operate their business, the primary beneficiaries of consolidated affiliated entities charged service in the amounts of RMB2,918.5 million, RMB717.7 million and RMB979.5 million, and charged finance cost in the amounts of RMB86.0 million, RMB287.9 million and RMB390.6 million, from consolidated affiliated entities and consolidated affiliated entities’ subsidiaries for the years ended December 31, 2019, 2020 and 2021, respectively.
For the years ended December 31, 2019, 2020 and 2021, cash paid by consolidated affiliated entities and consolidated affiliated entities’ subsidiaries to the primary beneficiaries of consolidated affiliated entities for technical and consulting service fee were RMB4,864.2 million, RMB1,034.7 million and RMB433.6 million, respectively.

(4)
This represents the elimination of intercompany balances among Lufax Holding Ltd, subsidiaries that are not primary beneficiaries of consolidated affiliated entities, the primary beneficiaries of consolidated affiliated entities, and consolidated affiliated entities and consolidated affiliated entities’ subsidiaries.

(5)	This represents other total immaterial assets or liabilities of each component.

(6)
In April 2020, one subsidiary of Lufax Holding Ltd included in the “subsidiaries that are not primary beneficiaries of consolidated affiliated entities” column in the above schedules, two subsidiaries included as “primary beneficiaries of consolidated affiliated entities”, and Ping An Group entered into a joint investment of the establishment of Ping An Consumer Finance Co., Ltd., or Consumer Finance. After the investment, our company as a whole was able to control Consumer Finance. The shareholding ratio between the subsidiary included in the “subsidiaries that are not primary beneficiaries of consolidated affiliated entities” column and the other two subsidiaries included as “primary beneficiaries of consolidated affiliated entities” was 28%, 27% and 15% as of December 31, 2021. In this consolidated affiliated entity consolidating schedule, Consumer Finance’s financial information was recorded in the “subsidiaries that are not primary beneficiaries of consolidated affiliated entities” column. The three subsidiaries applied equity method in accounting for their investments in Consumer Finance. Each of the three subsidiaries has significant influence but not control over Consumer Finance. Total assets for Consumer Finance was RMB5,188.6 million and RMB18,484.7 million as of December 31, 2020 and 2021. Total liabilities for Consumer Finance was RMB419.1 million and RMB14,052.6 million as of December 31, 2020 and 2021. Investments in Consumer Finance included in “primary beneficiaries of consolidated affiliated entities” was RMB 2,003 million and RMB 1,861 million as of December 31, 2020 and 2021.

(7)
This represents the elimination of intercompany transactions, besides capital contribution, loans and borrowings among subsidiaries that are not primary beneficiaries of consolidated affiliated entities, the primary beneficiaries of consolidated affiliated entities, consolidated affiliated entities and consolidated affiliated entities’ subsidiaries, including offsetting the cash flows for intra-group centralized cash management activities. For the subsidiary of consolidated affiliate entity that purely operates the centralized cash management function, the relevant cash flows were recorded as operating activities while for other subsidiaries or consolidated affiliated entities that participate in the cash management function, the relevant cash flows were recognized as investment or financing activities.

(8)
This represents the reclassification of certain cash flows that were considered as investing activities in the financial statements of consolidated affiliated entities and consolidated affiliated entities’ subsidiaries and as operating activities in the consolidated financial statements.

A.	Selected Financial Data
The following selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2019, 2020 and 2021, summary consolidated balance sheet data as of December 31, 2020 and 2021 and summary consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2017 and 2018, summary consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and summary consolidated cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. You should read this “Selected Financial Data” section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with IFRS. Our historical results are not necessarily indicative of results expected for future periods.

The following table shows our selected consolidated statements of operations and comprehensive income data for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Technology platform-based income:
Retail credit facilitation service fees	15,336	29,576	39,325	39,457	36,087	5,663
Wealth management transaction and service fees	1,885	2,645	2,604	1,765	2,207	346

Total technology platform-based income	17,221	32,221	41,929	41,222	38,294	6,009
Net interest income	7,256	5,894	3,909	7,750	14,174	2,224
Guarantee income	1,456	814	465	602	4,370	686
Other income	810	508	879	1,517	3,875	608
Investment income	1,060	1,017	579	940	1,152	181
Share of net profits of investments accounted for using the equity method	16	46	73	15	(31)	(5)

Total income	27,819	40,500	47,834	52,046	61,835	9,703
Sales and marketing expenses	(7,451)	(10,767)	(14,931)	(17,814)	(17,993)	(2,823)
General and administrative expenses	(2,823)	(2,796)	(2,853)	(2,976)	(3,559)	(558)
Operation and servicing expenses	(3,072)	(4,367)	(5,471)	(6,031)	(6,558)	(1,029)
Technology and analytics expenses	(1,302)	(1,659)	(1,952)	(1,792)	(2,084)	(327)
Credit impairment losses	N/A *	(935)	(1,863)	(3,035)	(6,644)	(1,043)
Asset impairment losses	(3,736)	(7)	(135)	(7)	(1,101)	(173)
Finance costs	(1,297)	(900)	(1,520)	(2,866)	(996)	(156)
Other gains/(losses) – net	225	(420)	325	384	499	78

Total expenses	(19,455)	(21,850)	(28,400)	(34,136)	(38,435)	(6,031)
Profit before income tax	8,364	18,649	19,434	17,910	23,400	3,672
Less: Income tax expenses	(2,337)	(5,073)	(6,117)	(5,633)	(6,691)	(1,050)

Net profit	6,027	13,576	13,317	12,276	16,709	2,622

(1)	Note: The line item for credit impairment losses is not applicable in 2017 as a result of the adoption of IFRS 9.
The following table shows our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2017		2018	2019	2020	2021
	RMB		RMB	RMB	RMB	RMB	US$

	(in millions)
ASSETS
Cash at bank	18,713		18,576	7,352	24,159	34,743	5,452
Restricted cash	6,558		7,937	24,603	23,030	30,454	4,779
Financial assets at fair value through profit or loss	12,442		16,444	18,583	34,424	31,023	4,868
Financial assets at amortized cost	N/A	*	3,108	8,623	6,564	3,785	594
Accounts and other receivables and contract assets	18,467		20,095	26,296	23,326	22,345	3,506
Loans to customers	97,553		34,428	47,499	119,826	214,972	33,734

Total assets	180,358		117,919	149,534	248,890	360,433	56,560
LIABILITIES
Payable to platform investors	10,212		9,820	15,344	9,115	2,748	431
Payable to investors of consolidated structured entities	114,728		31,810	47,243	110,368	195,446	30,670
Accounts and other payables and contract liabilities	3,756		6,244	4,826	5,484	8,814	1,383
Convertible redeemable preferred shares	—		8,935	10,259	—	—	—
Optionally convertible promissory note	—		—	—	7,531	7,405	1,162
Convertible promissory note payable	8,071		9,135	10,014	10,117	10,669	1,674

Total liabilities	159,122		82,971	101,388	165,739	265,874	41,721
Share premium	10,870		14,113	14,113	33,213	33,366	5,236
Retained earnings	2,677		16,237	29,346	40,928	55,943	8,779
Other reserves	7,120		4,579	4,582	7,419	9,305	1,460

Total equity	21,236		34,948	48,145	83,151	94,559	14,838

(1)	Note: The line item for financial assets at amortized cost is not applicable in 2017 as a result of the adoption of IFRS 9.

The following table shows our selected consolidated cash flow data for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Selected Consolidated Cash Flows Data:
Net cash generated from/(used in) in operating activities	2,675	(1,452)	2,192	7,121	4,987	783
Net cash (used in)/generated from investing activities	(1,630)	3,494	(11,014)	(15,004)	314	49
Net cash generated from/(used in) financing activities	6,505	(2,008)	(2,612)	24,874	(2,448)	(384)
Effect of exchange rate changes on cash and cash equivalents	(47)	(86)	170	(518)	(143)	(22)
Net increase/(decrease) in cash and cash equivalents	7,503	(52)	(11,264)	16,474	2,711	425
Cash and cash equivalents at beginning of the year	11,125	18,628	18,576	7,312	23,786	3,733
Cash and cash equivalents at end of the year	18,628	18,576	7,312	23,786	26,496	4,158
The following table shows certain of our operating data as of the dates and for the periods indicated:

	As of and For the Years Ended December 31,
	2017	2018	2019	2020	2021

Retail Credit Facilitation
Number of cumulative borrowers (millions)	7.5	10.3	12.4	14.5	16.8
Outstanding balance of loans facilitated (RMB billions)	288.4	375.0	462.2	545.1	661.0
Percentage without credit risk exposure	75.4%	94.7%	97.8%	93.7%	83.4%
Percentage with credit risk exposure	24.6%	5.3%	2.2%	6.3%	16.6%
Volume of new loans facilitated (RMB billions)	343.8	397.0	493.7	565.0	648.4
Percentage funded by third parties	51.8%	96.8%	99.8%	98.4%	96.1%
Percentage funded by us	48.2%	3.2%	0.2%	1.6%	3.9%
Wealth Management
Number of registered users (millions)	33.8	40.4	44.0	46.2	51.6
Number of active investors (millions)	9.6	11.2	12.5	14.9	15.5
Total client assets (RMB billions)	461.7	369.4	346.9	426.6	432.7
Current products	27.1%	49.4%	70.2%	95.5%	100.0%
Legacy products	72.9%	50.6%	29.8%	4.5%	—

B.	Capitalization and Indebtedness
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

The Supreme People’s Court approved two amendments to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases on August 19, 2020 and December 29, 2020, pursuant to which the PRC courts will support a non-financial
institution’s claim for interests on loans if their annual interest rate does not exceed four times the one-year
Loan Prime Rate at the time of the establishment of the loan agreements. The aforementioned one-year
Loan Prime Rate refers to the
one-year
loan market quoted interest rate issued by the National Bank Interbank Funding Center. As of the date of this annual report, the most recent one-year
loan market quoted interest rate issued by the National Bank Interbank Funding Center was 3.7% Also on December 29, 2020, the Supreme People’s Court further issued the Reply Regarding the Scope of Application of the New Private Lending Judicial Interpretation, which provides that the two amendments are not applicable to disputes arising from the relevant financial business of microloan companies, financing guarantee companies, and five other types of local financial organizations which are regulated by local financial authorities, such as us. However, there remain uncertainties in the interpretation and implementation of the two amendments, including their applicability in practice, the basis of the formula used to calculate the interest limit, and the scope of inclusion of related fees and insurance premiums, as well as inconsistencies between the standard and the level of enforcement by different PRC courts. We cannot assure you that there will not be any changes to the detailed formula used to calculate the interest limit, that our future fee rates will not be lowered as a result of the limit described above, or that the limit will not be applied to our historical and legacy products. In such cases, we and our business partners may be required to repay certain borrowers if our historical and legacy loan products are deemed to have violated the applicable laws and regulations concerning the limit on lending interest and fee rates, and our business, results of operations and financial condition may therefore be materially and adversely affected.
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
On April 29, 2021, the People’s Bank of China, together with the CBIRC, the CSRC and other regulatory authorities jointly conducted a regulatory interview with 13 online financial platforms, including us, which initiates special work on self-investigation and rectification of online financial platforms. We have carried out self-investigation and rectification work in various aspects, including prudential supervision, financial consumer protection, integrated operation of financial business, personal credit business, capital market business, and third-party internet deposits. As of the date this annual report, we are still subject to ongoing self-investigation and rectification work in accordance with the regulatory requirements. There also remains a risk that we may not be able to rectify our practices to be in compliance with the regulatory requirements, which may result in regulatory authorities taking additional regulatory actions against us. If any such outcome were to arise, there may be a material and adverse effect on our business, results of operations, financial conditions and prospects. Our reputation may also be harmed.
Our microloan companies are subject to the laws, regulations, policies and measures in Chongqing, Shenzhen and Hunan in respect of registered capital and of loan-to-capital
and other leverage ratios, among other things, and our financing guarantee companies are subject to the supervision of local financial authorities in Nanjing, Tianjin and other jurisdictions where their branch offices are located. Historically, some of our microloan companies and financing guarantee companies maintained leverage ratios that were above the maximum level allowed. As of the date of this annual report, we have modified our microloan companies’ and financing guarantee companies’ business models in order to comply with the leverage ratio requirements and other laws, regulations, policies and measures for these companies in all of these jurisdictions. Historically, regulators have given us verbal and written guidance on our business practices, and we have modified our business operations based on such guidance. Further, on July 12, 2021, Chongqing Jin An Microloan Limited, one of our subsidiaries, was fined RMB340,000 by the Chongqing Branch of the People’s Bank of China for
non-compliance
that occurred in 2017, including, among other things, our overdue response to objections to personal credit information. As of the date of this prospectus, we have paid the fine in full and completed the relevant rectification. We may be subject to additional regulatory warnings, correction orders, condemnation and fines and may be required to further modify our business if any of our microloan and financing guarantee companies is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance. For example, on September 16, 2020, the CBIRC issued the Notice on Strengthening the Supervision and Management of Microloan Companies, or Circular 86. Adopted to regulate the operations of microloan companies, Circular 86 stipulates that the financing balance of a microloan company’s funding by bank loans, shareholder loans and other non-standard
financing instruments shall not exceed such company’s net assets, and the financing balance of the microloan company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets. Local financial regulatory authorities may further lower the leverage limits mentioned above.

On November 2, 2020, the CBIRC, the People’s Bank of China and other regulatory authorities released a consultation draft of the Interim Measures for the Administration of Online Microloan Business, which states that a microloan company must obtain the official approval of the CBIRC to conduct an online micro lending businesses outside the province where it is registered. In addition, the draft provides the statutory qualified requirements for an online microloan company, covering such things as registered capital, controlling shareholders, and use of the internet to engage in an online microloan business. In response to this, we stopped using our microloan subsidiaries to fund new loans in December 2020.
On December 31, 2021, the People’s Bank of China, the MIIT, the CBIRC, the CSRC, the CAC, SAFE and the State Intellectual Property Office issued the Measures for Administration of Internet Marketing of Financial Products (Draft for Comments), which regulates financial institutions and internet platform operators entrusted by such financial institutions with carrying out internet marketing activities of financial products. Pursuant to this draft measure, financial institutions may not entrust any other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft measure also prohibits third-party online platform operators from participating in the sale of financial products, including interactive consultation with consumers on financial products, suitability assessment of financial consumers, execution of sale contracts and transfer of funds. In addition, online platform operators are not allowed to share the income of financial business by setting various charging mechanisms linked to the loan scale and interest scale. If this draft measure is enacted as proposed, our credit retail facilitation business, as an internet platform operator entrusted by financial institutions with carrying out internet marketing activities of financial products, will be subject to additional regulatory requirements and restrictions.
We are also subject to oversight by the Ministry of Industry and Information Technology, or the MIIT, the CAC and the National Internet Finance Association of China in connection with our mobile applications. If we fail to comply with the requirements and standards set by the relevant authorities or if our apps fail to remain on the white list, mobile app stores including the iOS App Store and Android app stores may cease the distribution of our mobile apps and our business may be materially and adversely affected.
There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. Recently enacted laws, rules and regulations may be subject to significant degrees of interpretation by PRC regulatory authorities. Because many of the laws, rules and regulations governing our businesses are relatively new, and because of the limited number of published judicial decisions and the non-binding
nature of some of such decisions, we have encountered uncertainties as to the judicial interpretation and application of laws, and it is possible that laws may be interpreted and applied inconsistently in different jurisdictions. Such interpretations and application may conflict with our current practices, require changes to our business model or cause disruptions to our operations. For example, we may be required to fund more loans ourselves as a result of new laws, rules and regulations, and our ability to collect loans from borrowers may also be restricted by developments in the interpretation of PRC laws, rules and regulations. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have retroactive effects. As a result, we may not be aware of our violation of these policies and rules until after a violation has occurred. We might also not be able to foresee what regulatory measures the national, provincial and local government authorities may take and whether new regulatory measures would adversely impact our existing business or business plans. For example, though there is currently no specific regulation pertaining to the qualifications and operations of websites such as
Lu.com
, which helps us facilitate the distribution of financial products for our licensed product providers, new laws, rules, regulations, measures, polices or interpretations may arise in the future. Similarly, the qualified investor requirements and minimum investment thresholds for asset management products, trust products, private funds may be subject to further changes in the future. New regulations may also require us to obtain licenses for the processing and storage of borrower data, and request more detailed documentations for borrowers’ usage of loans, which may materially and adversely impact the flexibility and efficiency of our retail credit facilitation services and as a result the volume of loans we facilitate. Furthermore, there are currently few regulations on the use of technologies we deploy in our businesses, such as chatbots and AI, new laws, rules, regulations, measures policies or interpretations may arise in the future. We might not be able to be in compliance with the new requirements, and even if we successfully comply with such requirements through improvements, corrections and rectification, the business model may no longer be profitable or commercially viable.
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
We have made efforts to obtain all the applicable approvals, licenses and permits, but due to the complexities, uncertainties and frequent changes in laws, rules, regulations and their interpretation and implementation, we may not always be able to do so, and we may be penalized by governmental authorities for facilitating products or providing services without proper approvals, licenses or permits. For example, we cannot assure you that we will not be required to obtain any additional ICP license for our current business operations. Moreover, as we continue to increase the product and service selection on our platform, we may also become subject to new or existing laws and regulations that did not affect us in the past. Failure to obtain, renew, or retain requisite licenses, permits or approvals may adversely affect our ability to conduct or expand our business.
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
In addition, we have upgraded and moved our wealth management platform investors’ balances from our platform, which we offered as an add-on
service to streamline our platform investors’ subscription process at their consent, to bank accounts with a commercial bank for substantially all of our active investors. With this new service, our platform investors can use their bank account balances to directly purchase wealth management products displayed on our platform. However, some platform investors have not yet made the upgrade or may not be willing to make such upgrades, and our practice of allowing our platform investors to top-up
and transfer their balances on our platform to purchase wealth management products and withdraw the funds to their bank accounts may be deemed to be engaging in payment services without having obtained the required licenses in violation of Administrative Measures for the Payment Services Provided by
Non-financial
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

Moreover, the PRC government has adopted a series of regulations governing credit investigation businesses. Among those regulations, the Regulation for the Administration of Credit Investigation Industry, promulgated by the State Council and effective in March 2013, provides that credit investigation business means the activities of collecting, organizing, storing and processing credit-related information of individuals and enterprises, as well as providing such information to parties that may use such information. To further strengthen the supervision for credit investigation businesses, the People’s Bank of China issued the Administrative Measures for Credit Investigation Business, effective January 21, 2022, which stipulate a broad definition of credit information to include all types of information in connection with the provision of services in financial or other activities to assess credit of individuals or enterprises. According to this measure, such information may include an individual’s or enterprise’s identity, address, transportation, communication, indebtedness, property, payment, consumption, production and operation, fulfillment of legal obligations and other information, as well as the analysis and evaluation based on such information. Although there are substantial uncertainties as to the interpretation and application of such measures, since we may collect, store and analyze certain information which falls within the scope of so-called
credit-related information and conduct credit assessment based on such information. We may also share such information with our business partners under proper authorization. As of the date of this annual report, we have not been subject to any penalties under PRC laws under these measures. Due to the evolving regulatory environment of the credit investigation industry and the lack of detailed interpretation, we cannot assure you that our business will not be regarded as credit investigation business and we will not be required to obtain the approval or license for credit investigation business or have to modify our business model, which could cause us to incur significant costs and expenses, divert resources and disrupt our operations, which may adversely materially affect our results of operations and financial condition.
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
Given the complexities, uncertainties and frequent changes in these laws, rules, regulations, policies and measures, including changes in their interpretation and implementation, we have historically modified our business models and practices due to shifts in regulatory requirements and our strategies. Among wealth management products, we ceased to facilitate the offering of structured alternative products originated by financial institutions for individual investors, which we refer to as business-to-consumer
or B2C products, in the second half of 2017. We also ceased to facilitate the bank deposit products provided by our bank partners in December 2020. Among retail credit facilitation products, we ceased to facilitate the offering of peer-to-peer
products in August 2019, as well as stopped using funding from peer-to-peer
individual investors as a funding source for our retail credit facilitation business in 2019. As of December 31, 2021, peer-to-peer
products as a percentage of total client assets had fallen to nil, and none of the new loans we facilitated in 2021 were funded by peer-to-peer
individual investors.
To facilitate the exit of investors after we discontinued our facilitation of the offering of B2C products in the second half of 2017, as a one-time
event, we decided to repurchase certain trust plans, asset management plans and debt investments from our platform investors. As these trust plans, asset management plans and debt investments were overdue as of December 31, 2019, we recorded impairment of RMB1.0 billion and fair value loss of RMB0.7 billion in 2019. In 2020, we recorded impairment losses of RMB29 million (US$5 million) and fair value loss of RMB337 million (US$52 million). In 2021, we recorded impairment losses of RMB 300 million (US$47 million) and fair value loss of RMB371 million (US$58 million). The performance of these trust plans, asset management plans and debt investments, with an aggregate net balance of RMB1.3 billion (US$0.2 billion) as of December 31, 2021, may continue to have an adverse impact on our financial condition. We are currently pursuing a number of claims against the debtors related to some of our historical B2C products. While none of these claims is considered material to our business on an individual basis, the overall results of these ongoing litigations may have continued impact on our financial condition. We are currently unable to estimate the possible outcome or possible range of recovery, if any, associated with the resolution of these cases, and adverse outcome of our claims could have a material adverse effect on our business, results of operations, cash flows and reputation. In addition, we cannot assure you that our historical B2C products will not be deemed to violate laws and regulations, including Circular 29, adopted in March 2018, which provides that any public issuance or sale of asset management products through the internet is deemed to be a financing business requiring asset management licenses or permits.

We ceased using individual funding as a funding source for loans in 2019 in response to new regulations on peer-to-peer
lending. Under existing regulations, entities engaging in
peer-to-peer
lending are required to apply for record-filings with authorities. In addition, in January 2019, the PRC government issued the Notice on Further Implementing the Compliance Inspection and
Follow-up
Work of
Peer-to-Peer
Online Lending, which requires all
peer-to-peer
lending platforms to reduce the total outstanding
peer-to-peer
lending balance, the total number of borrowers, and the total number of individual investors. Three platforms operated by the consolidated affiliated entities have been engaging in peer-to-peer
lending services. After close consultation with regulators, we have ceased facilitating new peer-to-peer
loans on our platform since August 2019 and currently only focus on serving the remaining borrowers and lenders on our platforms. We have not received any administrative penalty for our online lending information intermediary services as of the date of this annual report. Nevertheless, we cannot assure you that we will not be subject to fines or other regulatory penalties for our historical and currently outstanding peer-to-peer
loans, or that we will not be required by regulatory authorities to terminate all legacy products. Any of such events may materially and adversely affect our client relationship, reputation, and business operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation, and we cannot assure you that our historical practices would not be deemed to be a violation of the applicable laws and regulations, which may subject us to fines and other administrative sanctions and adversely affect our reputation, business prospects and financial condition.
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

In addition, various factors could affect our borrowers’ repayment ability, such as economic and other conditions affecting our borrowers and their businesses and industries, the cash flow of individual borrowers and the amounts and terms of the loans. If a borrower’s financial condition deteriorates after his or her loan application is approved, we may not be able to take sufficient and effective measures in time to prevent default on the part of the borrower. We may also be unable to monitor our borrowers’ actual use of the loans we facilitated, verify if our borrowers have other undisclosed borrowings, or detect our borrowers’ suspicious or illegal transactions, such as money laundering activities in our business, which may expose us to financial and/or reputational damage. Moreover, while third parties bear the credit risks for the substantial majority of the loans we facilitate, we provide guarantees through our subsidiaries on certain loans. We bore credit risk for 2.2%, 6.3% and 16.6% of total outstanding loans facilitated as of December 31, 2019, 2020 and 2021, respectively. Even though part of these loans have been secured by collateral, we may be subject to credit risk or financial loss if the collateral could not be realized or are not sufficient to cover all the debts or claims. If we are unable to effectively maintain a reasonably low default rate for loans facilitated through our platform, our financial condition, results of operations and business prospects may be materially and adversely affected.
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

Moreover, the current regulatory regime for debt collection in the PRC remains unclear and continues to evolve. The Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, and subsequent rules and regulations provide that no institution or third-party agency shall collect loans by actual or threatened violence, intimidation, insult, defamation, harassment, disseminating private information, or other ways that cause harm. The Notice on Strengthening the Supervision and Management of Microloan Companies, issued by the CBIRC in September 2020, provides that microloan companies and third-party loan collection agencies may not collect loans by violence, or threats of violence, or intentionally inflicting bodily injury, or infringing upon personal freedom, or illegally occupying property, or interfering with daily life through insults, slander, harassment, or illegal infringement on privacy, or other illegal methods. However, there is uncertainty with respect to the definition and interpretation of the prohibited conducts. We may also be subject to new regulations that require licenses or certain qualifications for conducting a loan collection business. We have adopted a set of mechanisms and procedures, such as recording and monitoring contact made by collection personnel with borrowers and regularly evaluating agency partners based on their performance, service quality and compliance with laws, to ensure our in-house
staff and third-party collection agencies’ collection efforts comply with the relevant laws and regulations in the PRC. Nevertheless, we cannot assure you that our collection team or third-party collection service providers have not engaged in or will not engage in any aggressive practices or misconduct as part of their collection efforts. Any such historical or future misconduct by our collection team or the third-party service providers we work with, or the perception that our collection practices are aggressive or not compliant with the relevant laws and regulations, may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to decrease in the willingness of prospective borrowers to apply for loans, as well as orders of suspension or rectification, cancellation of qualifications or fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.
If our historical fee collection method is deemed to be
up-front
deductions from loans by the relevant regulatory authorities, or if certain fees we charge are deemed to be in violation of any existing or new PRC laws and regulations, we may be required to modify our business practices or be subject to regulatory penalties.
The Civil Code of the PRC provides that no interest shall be deducted from the principal of loans in advance, and if any interest amount is deducted, the amount of principal and interest to be repaid by the borrower shall be calculated based on the actual amount borrowed. The Notice on Specific Rectification Implementation Measures for Risk of Online Microloan Businesses of Microloan Companies further prohibits the upfront deduction of interest, commission fees, management fees or deposits from loans by microloan companies before they are released to the borrowers. Such prohibition is also highlighted by the Notice on Strengthening the Supervision and Management of Microloan Companies issued by the CBIRC in September 2020, which provides that where a microloan company has deducted any upfront fees in violation of rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interests and fees deducted, and the loan’s interest rate shall be calculated accordingly. Furthermore, Circular 141 prohibits third-party platforms that cooperate with banking institutions to facilitate loans from collecting interest or fees from borrowers. Historically, the service fees and interest payment for a small part of our retail credit facilitation services were arranged to be paid by the borrowers simultaneously when the principals of the funds were released to the borrowers. We ceased this upfront deduction collection method in 2018 and, as of December 31, 2021, almost none of our outstanding loans had fees deducted up-front
in the past. Since 2018, we have also modified our arrangements of fee collection from borrowers for new loans in response to Circular 141. While we have not been subject to regulatory penalties in connection with such practice, we may be subject to regulatory penalties and actions if our practices are deemed to be up-front
deductions from loans released to the borrowers or otherwise violations of Circular 141 and other relevant laws and regulations, and our business, financial condition and results of operations might be materially and adversely affected as a result.
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
As
COVID-19
has negatively affected the broader Chinese economy and the global economy, China may continue to experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as our users and clients may be less inclined to borrow or invest in wealth management products. Borrowers may also have less propensity or ability to repay their loans as a result of the economic problems caused by
COVID-19,
which may then impact credit quality. In particular, many of our borrowers are small business owners, some of whom may be unable to operate their businesses and lose the ability to repay their loans as a result of lockdowns or other measures instituted to control the spread of the pandemic. The operations of some of our business partners and service providers have also be constrained and impacted, which may have a negative impact on our business.
There is great uncertainty as to the future progress of the virus. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition
of restrictions. A new outbreak in 2022 has led to fresh lockdowns in major cities, including Shanghai. As yet it is unclear how long this outbreak will last and how many cities will be affected by it. The extent to which the pandemic impacts our results of operations will depend on future developments which are highly uncertain and unpredictable, including the duration and extent of the current outbreak of COVID-19, the occurrence of future outbreaks of
COVID-19,
the severity of the virus infection, the appearance of new variants with different characteristics, the success or failure of efforts to contain or treat the cases, and future actions we or the authorities may take in response to these developments. Consequently, the COVID-19 pandemic may materially and adversely affect our business, financial condition and results of operations in 2022 as well as in future years.
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
For example, our third-party credit enhancement partners may limit the credit enhancement services available to our borrowers in the future, and regulatory authorities may limit our third-party credit enhancement partners’ ability to provide services to us. In addition, we may be subject to the cyclical fluctuation of the credit enhancement industry. For the most part, we rely on Ping An P&C, a member of Ping An Group, to supply credit enhancement. Of the 77.5% of outstanding loans we facilitated as of December 31, 2021 that were guaranteed or insured by third-party credit insurance partners, Ping An P&C provided 73.0% of the third-party credit enhancement, while 4.5% was guaranteed or insured by other third parties. We are not aware of any instance where our partners have ever failed to fulfill their insurance or guarantee obligations. However, if (i) there is a cyclical downturn in the credit enhancement industry, (ii) the credit enhancement costs of our credit enhancement partners increase, or (iii) our partners cannot provide as much credit enhancement as our borrowers need, our business, financial condition and results of operations will be adversely affected.

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
In addition, we have been subject to and may continue to face borrower and client complaints, negative media coverage and claims or litigation. Large scaled complaints and negative publicity about us could materially harm borrowers and platform investors acceptance to the products and services on our platform. Any compliant or claim, with or without merit, could be time-consuming and costly to investigate or defend, and may divert our management’s and employees’ time and attention, draw scrutiny, penalties or other disciplinary actions from regulatory bodies and materially harm our reputation. See “—We have been in the past and may continue to be subject to complaints, claims, controversies, regulatory actions and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation.” and “—Our business, financial condition, results of operations and prospects may be adversely affected as a result of any failure to protect or promote our brand and reputation, or negative media coverage of our industry or our principal shareholders.” In such events, our competitive position, results of operations and financial condition could be materially and adversely affected.
The retail credit facilitation service fees we charge may decline in the future due to factors beyond our control and any material decrease in such service fees could harm our business, financial condition and results of operations.
We generate a significant part of our income from service fees we charge. For the years ended December 31, 2019, 2020 and 2021, our retail credit facilitation service fees reached RMB39.3 billion, RMB39.5 billion and RMB36.1 billion (US$5.7 billion), respectively, accounting for 82.2%, 75.8% and 58.4% of our total income for the corresponding periods. Any material decrease in our retail credit facilitation service fees would have a substantial impact on our income and profitability. For example, our borrowers’ repayment behaviors and early repayment options affect the effective tenors of the loans we facilitate. Borrowers’ early repayments of loans reduce the number of months that our retail credit facilitation service fees or interest income can be recognized and thus affect the total amount of our fees and interest income in absolute terms. In the event that the amount of retail credit facilitation service fees we charge for loans we facilitated decrease significantly in the future and we are not able to reduce our costs and expenses, our business, financial condition and results of operations will be harmed.

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
We derive a significant portion of our income from transaction and service fees paid by investment product providers when platform investors invest in the products we display on our platform. For the years ended December 31, 2019, 2020 and 2021, our wealth management transaction and service fees reached RMB2.6 billion, RMB1.8 billion and RMB2.2 billion (US$0.3 billion), respectively, accounting for 5.4%, 3.4% and 3.6% of our total income for the corresponding periods. As the transaction and service fee rates vary from product to product, our wealth management transaction and service fees may be subject to the changes as we adjust our products from time to time as a result of our strategic changes and relevant regulatory requirements. Although the transaction and service fee rates within any given category of the products we facilitated remained relatively stable during the applicable periods referenced in this annual report, future fee rates may be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect product providers. These factors, which are not within our control, include the capacity of product providers to place new products and realize profits, platform investors’ expectations and needs, risk tolerance and preference for investment products, the availability of comparable products from other product providers at a lower cost, the availability of alternative investment products to platform investors and the tax deductibility of commissions and fees.
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

Errors, misconduct and illegal activities by our employees, or even unsubstantiated allegations of them, could result in a material adverse effect on our reputation and our business. It is not always possible to identify and deter misconduct or errors by employees or third-party partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees engages in illegal or suspicious activities or other misconduct, we could suffer economic losses and may be subject to regulatory sanctions and significant legal liability, and our financial condition, client relationships and our ability to attract new clients may be adversely affected as a result. If any sanction was imposed against an employee during his employment with us, even for matters unrelated to us, we may be subject to negative publicity which could adversely affect our brand, public image and reputation, as well as potential challenges, suspicions, investigations or alleged claims against us. We could also be perceived to have facilitated or participated in the illegal activities or misconduct, and therefore be subject to civil or criminal liability. See “—Fraudulent activities on our platform could negatively impact our operating results, brand and reputation and cause the use of our retail credit facilitation products and services to decrease.” In addition, if any third-party business partners or service providers become unable to continue to provide services to us or cooperate with us as a result of regulatory actions, our business, results of operations and financial condition may also be materially and adversely affected.
We have been and may continue to be subject to complaints, claims, controversies, regulatory actions, arbitration and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation.
We have been and may continue to be subject to or involved in various complaints, claims, controversies, regulatory actions, arbitration, and legal proceedings. Complaints, claims, arbitration, lawsuits and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claims would develop into lawsuits or regulatory penalties and other disciplinary actions. Lawsuits, litigations, arbitration and regulatory actions may cause us to incur substantial costs or fines, utilize a significant portion of our resources and divert management’s attention from our day-to-day
operations, or materially modify or suspend our business operations, any of which could materially and adversely affect our financial condition, results of operations and business prospects.
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
The PRC government, media outlets and public advocacy groups have been increasingly focused on consumer protection, especially on financial consumer protection, in recent years. On November 21, 2020, the Inspection Office of General Office of the State Council and the General Office of the CBIRC issued a public announcement regarding non-compliance
by certain banks and financial institutions that increased the financing cost of small and micro business owners. The announcement said that loan products offered to small and micro business owners by a certain bank and facilitated by Puhui, as a cooperative institution, had been compulsorily bundled with insurance products and a high rate of service fees had been charged, resulting in increasing comprehensive financing costs to the borrowers. We modified our cooperation model with banks such that loan products issued by such institutions that we facilitate provide several options of insurance companies for borrowers to choose from. Nevertheless, while we have not been subject to fines or other penalties, or suffered material business or reputational harm, as a result of actual or alleged violation of consumer protection laws and regulations in the past, any customer complaints, negative media coverage and claims or litigations as a result of alleged violation of consumer protection laws and regulations may materially harm our reputation and have an adverse impact on our business, results of operations and financial condition. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Consumers Rights and Interest Protection.”

We are subject to risks related to our investment advisory business.
Some of our consolidated entities have conducted an investment advisory related business in China in the past and we are currently engaging in such a business in Hong Kong, and we may be required to indemnify clients to whom we provide investment advisory services in events of breach of contract or default by other parties to the investment agreements as a result of our contractual obligations. If such event occurs, our business, results of operations and financial condition may be materially and adversely affected.
Our international expansion may expose us to additional risks.
While our historical operations have been focused in China, we have expanded our operations internationally in recent years. We launched our operations in Singapore in 2017 to provide multiple investment related services to clients, and we expanded into Hong Kong and Indonesia in 2019. There can be no assurance that our international expansion will be successful, and we have closed down our operations in Singapore. While our income from international operations is not yet material to our company as a whole, our current or future international expansion may expose us to additional risks, including:

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

Failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.
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
In recent years, the PRC government has tightened the regulation of the storage, sharing, use, disclosure and protection of personal data and user data, particularly personal data obtained through individuals’ use of websites and online services. Relevant PRC laws and regulations require internet service providers and other network operators to clearly state the authorized purpose, methods and scope of the collection and usage of personal data and obtain the consent of users for the processing of this personal data, as well as to establish user information protection systems with remedial measures. The Cybersecurity Law became effective in June 2017 and requires network operators to follow the principles of legitimacy in collecting and using personal information. On June 10, 2021, the Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, and prohibits any individual or entity in China from providing data stored in China to foreign judicial or law enforcement departments without the approval of competent authorities in China. Moreover, on August 20, 2021, the Standing Committee of the National People’s Congress issued the Personal Information Protection Law, which took effect on November 1, 2021, which further details the general rules and principles on personal information processing and further increases the potential liability of personal information processor. Given that the Personal Information Protection Law is relatively new, there still exists uncertainties regarding its interpretation and enforcement.
On October 29, 2021, the CAC published the Draft Measures for the Security Assessment of Outbound Data (Draft for Comments), pursuant to which data processors would be required to conduct security assessments when they transfer outside of China important data or personal information that needs to be assessed, collected and generated during their operation within the territory of China, and should conduct security assessment on personal information that collected and gathered.
On December 28, 2021, the CAC and twelve other government authorities published a new version of the Cybersecurity Review Measures, which replaced the Cybersecurity Review Measures published in 2020 and became effective on February 15, 2022. In accordance with the Cybersecurity Review Measures, critical information infrastructure operators that intend to purchase internet products and services and online platform operators engaging in data processing activities, which affects or may affect national security, must be subject to cybersecurity review. Additionally, the Cybersecurity Review Measures also grant the CAC and other competent authorities the right to initiate a cybersecurity review without application, if any member organization of the cybersecurity review mechanism has reason to believe any internet products, services or data processing activities affect or may affect national security. The PRC government authorities may have wide discretion in the interpretation of “affect or may affect national security”. If any of our business are deemed to “affect or may affect national security”, we may be subject to cybersecurity review. The CAC also publicly solicited comments, on November 14, 2021, on the Regulations on the Administration of Cyber Data Security (Draft for Comments).
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

We are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in the regions where we do business, and there has been and may continue to be a significant increase in such laws that restrict or control the use of personal data. See “—Failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.”
Our business, financial condition, results of operations and prospects may be adversely affected as a result of any failure to protect or promote our brand and reputation, or negative media coverage of our industry or our principal shareholders.
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
We have extensive history and business relationships with Ping An Group. Our strategic partnership with Ping An Group has contributed to our growth significantly. We provided a number of services, including loan account management, wealth management product facilitation, technology support and other services, to Ping An Group in 2019, 2020 and 2021. Ping An Group also provided us with technology support, payment, custodian, customer acquisition and other services during the same periods. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Ping An Group.”
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
Ping An Group is one of our principal shareholders. As of March 15, 2022, the total of all the ordinary shares beneficially owned by Ping An Group, through An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited, is approximately 41.6% of our outstanding ordinary shares. As a result, Ping An Group exerts considerable influence on our board of directors and management. They will continue to have considerable influence over our corporate affairs, including significant corporate actions such as mergers, consolidations, election of directors and amending our constitutional documents.

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
COVID-19
has had a severe and negative impact on the Chinese and the global economy since 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of
COVID-19,
the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including problems that may arise from the unwinding of those policies. The Federal Reserve has signalled its intention to raise interest rates in the United States. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
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
Our efforts to build our brands have caused us to incur significant expenses. For the years ended December 31, 2019, 2020 and 2021, our sales and marketing expenses reached RMB14.9 billion, RMB17.8 billion and RMB18.0 billion (US$2.8 billion), respectively. It is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased income in the immediate future or at all and, even if they do, any increases in income may not offset the expenses incurred. If we are unable to promote and maintain our brands and reputation in a cost-efficient manner, our market share could diminish or we could experience a lower growth rate than we anticipated, which would harm our business, financial condition and results of operations.
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
We may be subject to domestic and overseas anti-money laundering and anti-terrorist financing laws and regulations and any failure by us, funding partners or payment agents to comply with such laws and regulations could damage our reputation, expose us to significant penalties and decrease our income and profitability.
Our platform is subject to anti-money laundering and anti-terrorist laws and regulations in PRC and other jurisdictions where we operate. We have implemented various policies and procedures in compliance with all applicable anti-money laundering and anti-terrorist financing laws and regulations, including internal controls and KYC procedures, for preventing money laundering and terrorist financing. In addition, we rely on our funding partners and payment agents, in particular banks and online payment companies that handle the transfer of funds from funding partners to the borrowers, to have their own appropriate anti-money laundering policies and procedures. Certain of our funding partners, including banks, are subject to domestic and overseas anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China, the Hong Kong Monetary Authority or the Indonesia Financial Services Authority.

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
The Chinese economy has experienced inflation and labor cost increases in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Average wages are projected to continue to increase. For the years ended December 31, 2019, 2020 and 2021, our employee benefit expenses reached RMB12.4 billion, RMB14.1 billion and RMB16.4 billion (US$2.6 billion), respectively. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected.
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

As of the date of this annual report, we are not aware of any material action, claim or investigation being conducted or threatened by the relevant regulatory authorities with respect to defects in our lease contracts or leased properties. However, we cannot assure you that such defects will be cured in a timely manner, or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease contracts are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.
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
We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting.
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2021. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.
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
PRC laws and regulations impose restrictions on foreign ownership and investment in certain internet-based businesses. We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws, regulations and regulatory requirements, we set up a series of contractual arrangements entered into among some of our PRC subsidiaries, consolidated affiliated entities, and their shareholders to conduct some of our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure— Contractual Arrangements with the Principal Consolidated Affiliated Entities.” As a result of these contractual arrangements, we exert control over the consolidated affiliated entities and their subsidiaries and consolidate their operating results in our financial statements under IFRS.
In the opinion of our PRC counsel, Haiwen & Partners, (i) the ownership structures of the consolidated affiliated entities and our wholly foreign-owned enterprises, or WFOEs, currently do not result in violation of PRC laws and regulations currently in effect; and (ii) except for certain clauses regarding the remedies or reliefs that may be awarded by an arbitration tribunal and the power of courts to grant interim remedies in support of the arbitration and winding-up
and liquidation arrangements, the agreements under the contractual arrangements between our WFOEs, the consolidated affiliated entities and their shareholders governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in violation of PRC laws or regulations currently in effect. See “—We conduct a part of our business operations in the PRC through the consolidated affiliated entities and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.”
However, we are a Cayman Islands holding company with no equity ownership in the consolidated affiliated entities and we conduct our wealth management business in China primarily through the consolidated affiliated entities with which we have contractual arrangements. Investors in our ordinary shares or the ADSs thus are not purchasing equity interests in the consolidated affiliated entities in China but instead are purchasing equity interests in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the consolidated affiliated entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries. Our holding company in the Cayman Islands, the consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a group.
We have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC regulatory authorities may take a view contrary to or otherwise different from the opinion of our PRC legal counsel stated above. It is also uncertain whether any new PRC laws, regulations or interpretations relating to consolidated affiliated entity structure will be adopted, or if adopted, what they would provide. If we or the consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

•
restricting or prohibiting our use of the proceeds from our initial public offering or other of our financing activities to finance the business and operations of the consolidated affiliated entities and their subsidiaries;

•	imposing conditions or requirements with which we may not be able to comply; or

•	taking other regulatory or enforcement actions that could be harmful to our business.
Any of these events could cause disruption to some of our business operations and damage our reputation, which would in turn have an adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the consolidated affiliated entities in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from the consolidated affiliated entities, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the consolidated affiliated entities in our consolidated financial statements in accordance with IFRS. It is also uncertain whether any new PRC laws, regulations or rules relating to such contractual arrangements will be adopted or if adopted, what they would provide.
Although we believe we, our PRC subsidiaries and the consolidated affiliated entities comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance
with or violations of PRC laws and regulations. If the PRC government determines that we or the consolidated affiliated entities do not comply with applicable law, it could revoke the consolidated affiliated entities’ business and operating licenses, require the consolidated affiliated entities to discontinue or restrict the consolidated affiliated entities’ operations, restrict the consolidated affiliated entities’ right to collect revenues, block the consolidated affiliated entities’ websites, require the consolidated affiliated entities to restructure their operations, impose additional conditions or requirements with which the consolidated affiliated entities may not be able to comply, impose restrictions on the consolidated affiliated entities’ business operations or on customers, or take other regulatory or enforcement actions against the consolidated affiliated entities that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the consolidated affiliated entities’ business operations or restrict the consolidated affiliated entities from conducting a substantial portion of their business operations, which could materially and adversely affect the consolidated affiliated entities’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the consolidated affiliated entities that most significantly impact our economic performance, or our failure to receive the economic benefits from the consolidated affiliated entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with IFRS.

The contractual arrangements with the consolidated affiliated entities and their shareholders may not be as effective as direct ownership in providing operational control or enabling us to derive economic benefits.
We have relied and expect to continue to rely on the contractual arrangements with the consolidated affiliated entities and their shareholders to operate our business in areas where foreign ownership is restricted. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over the consolidated affiliated entities. For example, the consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by failing to conduct the operations of the consolidated affiliated entities in an acceptable manner or taking other actions that are detrimental to our interests.
If we had direct ownership of the consolidated affiliated entities in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the consolidated affiliated entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the consolidated affiliated entities and their shareholders of their obligations under the contracts to exercise control over the consolidated affiliated entities. The shareholders of the consolidated affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.
Any failure by the consolidated affiliated entities or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.
If the consolidated affiliated entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the consolidated affiliated entities or the consolidated affiliated entities were to refuse to transfer their equity interests in or assets of the consolidated affiliated entities to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.
All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. These arbitration provisions relate to claims arising from the contractual relationship created by the agreements with the consolidated affiliated entities, rather than claims under U.S. federal securities laws, and they do not prevent our shareholders or ADS holders from pursuing claims under U.S. federal securities laws in the United States. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties generally cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated affiliated entities, and our ability to conduct our business may be negatively affected.

The shareholders of the consolidated affiliated entities may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition.
The shareholders of the consolidated affiliated entities may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the consolidated affiliated entities to breach, or refuse to renew, the existing contractual arrangements we have with them and the consolidated affiliated entities, which would have an adverse effect on our ability to effectively control the consolidated affiliated entities and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the consolidated affiliated entities to be performed in a manner adverse to us by failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.
Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive equity interest option agreements and exclusive asset option agreements with the consolidated affiliated entities and their shareholders to request them to transfer all of their equity interests in or assets of the consolidated affiliated entities to PRC entities or individuals designated by us, to the extent permitted by PRC law. The shareholders of the consolidated affiliated entities have executed powers of attorney to appoint our WFOEs or a person designated by our WFOEs to vote on their behalf and exercise voting rights as shareholders of the consolidated affiliated entities. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the consolidated affiliated entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to uncertainty as to the outcome of any such legal proceedings.
The indirect shareholders of the consolidated affiliated entities may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the consolidated affiliated entities and the validity or enforceability of our contractual arrangements with the consolidated affiliated entities and their shareholders. For example, in the event that any of the individual shareholders who indirectly holds any equity interests in some of the consolidated affiliated entities divorces his or her spouse, the spouse may claim that the equity interest of the consolidated affiliated entities held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be indirectly held by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over those consolidated affiliated entities by us. Similarly, if any of the equity interests of some of the consolidated affiliated entities is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the consolidated affiliated entities or have to maintain such control by incurring unpredictable costs, which could cause disruption to our business and operations and harm our financial condition and results of operations.
Although under our current contractual arrangements, (i) the spouses of some of the indirect shareholders of some of the consolidated affiliated entities has respectively executed a spousal consent letter, under which each spouse agrees that he/she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the consolidated affiliated entities and their shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOEs or their subsidiaries, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to uncertainties as to the outcome of any such legal proceedings.
We conduct a part of our business operations in the PRC through the consolidated affiliated entities and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.
All the agreements that constitute our contractual arrangements with the consolidated affiliated entities, their respective subsidiaries and shareholders are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws, and disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions and uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. If we are unable to enforce the contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to exert effective control over the consolidated affiliated entities and their subsidiaries, and our ability to conduct a part of our business and our financial condition and results of operations may be adversely affected.

The contractual arrangements contain provisions to the effect that the arbitral body specified in them may award remedies over the equity interest, assets or properties of the consolidated affiliated entities, their subsidiaries, and/or shareholders; provide compulsory relief (for example, for the conduct of business or to compel the transfer of assets); or order the winding-up
of the consolidated affiliated entities, their subsidiaries, and/or shareholders. These agreements also contain provisions to the effect that courts of competent jurisdiction are empowered to grant interim relief to a party when requested, for the purpose of preserving the assets and properties, or grant enforcement measures, subject to the requirements under PRC laws. However, under PRC laws, these terms may not be enforceable. Under PRC laws, an arbitral body does not have the power to grant injunctive relief or to issue a provisional or final liquidation order for the purpose of protecting the assets of or equity interest in the consolidated affiliated entities in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as the United States and the Cayman Islands may not be recognizable or enforceable in the PRC. PRC laws may allow the arbitral body to grant an award of transfer of assets of or equity interests in the consolidated affiliated entities in favor of an aggrieved party.
Furthermore, the contractual arrangements provide that (i) in the event of a mandatory liquidation required by PRC laws, the consolidated affiliated entities will sell all of their assets to the extent permitted by PRC law to our WFOEs, respectively, or the entity designated by them, at the lowest price permitted under applicable PRC laws; and (ii) the consolidated affiliated entities or their respective shareholders will pay to our WFOEs, or the entity designated by them any payments they receive from such transaction, and any profits arising from such a transaction shall be paid to our WFOEs, or the entity designated by them in satisfaction of the service fees under the exclusive business cooperation agreements. These provisions may not be enforceable under PRC laws in the event of a mandatory liquidation required by PRC laws or bankruptcy liquidation.
Therefore, in the event of a breach of any agreements constituting the contractual arrangements by the consolidated affiliated entities, their respective subsidiaries and/or shareholders, we may not be able to exert effective control over the consolidated affiliated entities due to the inability to enforce the contractual arrangements, which could adversely affect our ability to conduct a part of our business.
There may be an impact on our company if our contractual arrangements with the consolidated affiliated entities, their respective subsidiaries and shareholders are not treated as domestic investment.
If the operation of our businesses conducted through the consolidated affiliated entities is subject to any restrictions pursuant to the Special Administrative Measures for Foreign Investment Access (Negative List 2021) jointly promulgated by the Ministry of Commerce and the NDRC, or any successor regulations, and the contractual arrangements are not treated as domestic investment, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the consolidated affiliated entities. As a result, we would no longer consolidate the financial results of the consolidated affiliated entities into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.
Contractual arrangements with the consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or the consolidated affiliated entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements with the consolidated affiliated entities were not entered into on an arm’s-length
basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the consolidated affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the consolidated affiliated entities for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the consolidated affiliated entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the consolidated affiliated entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may affect the viability of our current corporate structure, corporate governance and business operations.
On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign Capital Enterprises and became the legal foundation for foreign investment in the PRC. The Implementation Regulations for the Foreign Investment Law was promulgated by the State Council on December 26, 2019, became effective on January 1, 2020, and replaced the corresponding implementation rules of the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises. The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those we rely on as a form of foreign investment.
Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard contractual arrangements as a form of foreign investment. If this happens, it is uncertain whether our contractual arrangements with the consolidated affiliated entities, their respective subsidiaries and shareholders would be recognized as foreign investment, or whether our contractual arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how our contractual arrangements will be handled, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. The relevant government authorities have broad discretion in interpreting the law. Therefore, there is no guarantee that our contractual arrangements, the business of the consolidated affiliated entities and our financial conditions will not be materially and adversely affected.
Our holding company in the Cayman Islands, the consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, the business, financial condition, and results of operations of the consolidated affiliated entities and our company as a group. Depending on future developments under the new Foreign Investment Law, we could be required to unwind the contractual arrangements and/or dispose of the consolidated affiliated entities, which would have a material and adverse effect on our business, financial conditions and result of operations.
We may lose the ability to use and enjoy assets held by the consolidated affiliated entities that are critical to the operation of our business if the consolidated affiliated entities declare bankruptcy or become subject to a dissolution or liquidation proceeding.
The consolidated affiliated entities hold certain assets that may be critical to the operation of part of our business. If the shareholders of the consolidated affiliated entities breach the contractual arrangements and voluntarily liquidate the consolidated affiliated entities or their subsidiaries, or if the consolidated affiliated entities or their subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some of our business activities, which could adversely affect our business, financial condition and results of operations. In addition, if the consolidated affiliated entities or their subsidiaries undergo involuntary liquidation proceedings, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate part of our business, which could adversely affect our business, financial condition and results of operations.
If we exercise the option to acquire equity interest of the consolidated affiliated entities, the equity interest transfer may subject us to certain limitations and substantial costs.
Pursuant to the contractual arrangements, our WFOEs or their subsidiaries have the irrevocable and exclusive right to purchase all or any part of the relevant equity interests in the consolidated affiliated entities from the consolidated affiliated entities’ shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the Ministry of Commerce, the MIIT, the State Administration for Market Regulation, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The equity transfer price to be received by the consolidated affiliated entities under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.

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
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010.
COVID-19
has had significant impact on the Chinese economy in 2021 and such impact is likely to continue in 2022. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.
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
In particular, PRC laws and regulations concerning internet-related industries and the financial services industry are developing and evolving. Although we have taken measures to comply with the laws and regulations applicable to our business operations and to avoid conducting any non-compliant
activities under these laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating internet-related and financial services industries. We cannot assure you that our business operations would not be deemed to violate any such new PRC laws or regulations. Moreover, developments in internet-related industries and the financial services industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.
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
The PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
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
We only have contractual control over the consolidated affiliated entities. Such corporate structure may subject us to sanctions and compromise the enforceability of related contractual arrangements, which may result in significant disruption to our business.
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
The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.
We conduct our business primarily through our subsidiaries and the consolidated affiliated entities and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene in or influence our operations as it deems appropriate to advance regulatory and societal goals and policy positions. Historically, the PRC government had published new regulations and policies that significantly affected our industries. For example, we ceased to facilitate the offering of peer-to-peer
products in August 2019 and also stopped using funding from
peer-to-peer
individual investors as a funding source for our retail credit facilitation business in 2019 in response to new regulations on peer-to-peer
lending. Also, our retail credit facilitation service and other fees, to the extent they are deemed to be or related to loan interest, are subject to the restrictions on maximum interest rates on private lending permitted by the relevant laws, regulations, policies or guidance. We cannot rule out the possibility that the PRC government will release additional regulations or policies in the future that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.
We are a company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and many of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management named in the annual report inside mainland China. It may also be difficult for you to enforce the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.
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
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons abroad without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within China is considered a “resident enterprise” and generally will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, which was issued by the State Administration of Taxation on April 22, 2009 and further amended on December 29, 2018, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day
operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
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
Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC
holding company of a PRC resident enterprise by
non-PRC
resident enterprises may be
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
non-resident
enterprise income tax.
We face uncertainties on the reporting and consequences of past or future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC
resident enterprises. The PRC tax authorities may pursue such non-resident
enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident
enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident
enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

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
The PRC Labor Contract Law, which was enacted in 2008 and amended in 2012, introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign a non-fixed
term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have a non-fixed
term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

These laws and regulations designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.
The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.
The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that if any mergers, acquisitions, and obtaining control or a decisive influence over another entity (collectively, “concentration of undertakings”) involves any consolidated affiliated entities, such consolidated affiliated entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. On October 23, 2021, the Standing Committee of the National People’s Congress issued a second draft amendment to the amended Anti-Monopoly Law for public comments, which proposes to increase the fines on business operators for illegal concentration to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate transactions where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. Due to the enhanced implementation of the Anti-Monopoly Law, we may be under heightened regulatory scrutiny, which will increase our compliance costs and subject us to heightened risks and challenges. In addition, there are significant uncertainties on the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, especially with respect to the enactment timetable, final content, interpretation and implementation of the amended Anti-Monopoly Law. If it is enacted as proposed, transacting parties may be subject to higher regulatory requirements in completing an acquisition transaction.
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
On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments, which took effect as of March 1, 2018. According to this regulation, non-sensitive
overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive
countries and regions and
non-sensitive
industries are subject to record-filing requirements with a local branch of Ministry of Commerce. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE, on July 13, 2009 and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.
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
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries and the consolidated affiliated entities in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
We are an offshore holding company conducting our operations in China through our PRC subsidiary, the consolidated affiliated entities and their subsidiaries. We may make loans to our PRC subsidiary, the consolidated affiliated entities and its subsidiaries, or we may make additional capital contributions to our PRC subsidiary, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.
Most of these ways are subject to PRC regulations and approvals or registration. For example, loans by us to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with the PRC Ministry of Commerce, or registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to the consolidated affiliated entities, which is a PRC domestic company. Further, we are not likely to finance the activities of the consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in certain businesses.
SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated
enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 25, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

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
We believe that recent litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. Various equity-based research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.
The approval of and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take.
The M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
On July 6, 2021, the PRC government authorities issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

As a
follow-up,
on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on
offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on
offering within three business days after completion of the
follow-on
offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Overseas Listings and M&A.”
As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on
financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant variable interest entity structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant variable interest entity structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.
Relatedly, on December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to that, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis
, to the relevant regulations on the domestic securities investments by foreign investors. On January 18, 2022, the spokesperson of the NDRC in a press conference confirmed that the foresaid provision is only applicable to the direct listing of domestic enterprises involving in industries prohibited for foreign investment under the 2021 Negative List. Nevertheless, as the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.
On April 2, 2022, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Management of Overseas Issuance and Listing of Securities (Draft for Comments) for public comments. Pursuant to this draft, domestic joint-stock enterprises listed in overseas markets via direct offering and domestic operational entities of enterprises listed in overseas markets via indirect offering must obtain approval and complete filing or other requirements before they publicly disclose any documents and materials that contain state secrets or government work secrets or that, if divulged, will jeopardize China’s national security or public interest, or before they provide such documents or materials to entities or individuals such as securities companies, securities service providers and overseas regulators. As of the date of this annual report, it is still unclear as to what approvals and procedures might be required in practice.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
Risks Relating to Our ADSs
The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.
The trading price of our ADSs has been volatile and has ranged from a low of US$4.085 to a high of US$20.17 since our ADSs started to trade on the NYSE on October 30, 2020. Volatility in trading price can result from broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.
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
Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up
agreements. As of March 15, 2022, we had 1,142,906,445 ordinary shares outstanding, of which 474,905,000 ordinary shares, or 41.6%, were held by members of the Ping An Group. Ordinary shares that were converted from shares held prior to our initial public offering are no longer subject to lock-up
agreements beginning on April 28, 2021. Furthermore, the underwriters for our initial public offering may release these ordinary shares from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. In addition, 50% of the ordinary shares that were received from the conversion of Automatically Convertible Notes upon our initial public offering are no longer subject to the lock-up
clause in our securityholders agreement beginning on April 30, 2021, and the remainder, plus any ordinary shares that may be received from the conversion of Optionally Convertible Notes, are no longer subject to the lock-up
clause in our securityholders agreement beginning on October 30, 2021. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States holders of our ADSs or ordinary shares to significant adverse United States income tax consequences.
We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. We refer to the latter test as the asset test. Although the law in this regard is unclear, we intend to treat the consolidated affiliated entities (including their subsidiaries, if any) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of the consolidated affiliated entities (including their subsidiaries, if any) for United States federal income tax purposes and based upon our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for the taxable year ended December 31, 2021, and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.
While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the consolidated affiliated entities for United States federal income tax purposes, our risk of being a PFIC may substantially increase. It is also possible that the IRS may challenge our classification of certain income and assets as non-passive,
which may result in our company being or becoming a PFIC for the current or future taxable years. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information— E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”
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
Our memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Our deposit agreement also provides that holders and beneficial owners of ADSs agree that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs. However, the enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the choice of forum provision contained in our memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association and deposit agreement may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits.

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
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records, other than copies of the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders, or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We have chosen to rely on the home country exemption from Section 303A.08 of the NYSE Listed Company Manual, which requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto. In this respect, and in other respects if we choose to follow home country practice in other respects in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
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
As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the ordinary shares. Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is 7 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. Furthermore, as a Cayman Islands exempted company, we are not obliged by the Companies Act (As Revised) of the Cayman Islands to call shareholders’ annual general meetings.

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
In order to comply with PRC laws and regulations, we carry out our wealth management business primarily through consolidated affiliated entities. We use two wholly foreign-owned entities in China, namely Weikun (Shanghai) Technology Service Co., Ltd, or Weikun (Shanghai) Technology, and Lufax Holding (Shenzhen) Technology Service Co., Ltd., or Lufax (Shenzhen) Technology, to obtain effective control over the consolidated affiliated entities and their subsidiaries. Weikun (Shanghai) Technology has a series of contractual arrangements with Shanghai Xiongguo and its shareholders, and a series of contractual arrangements with Shanghai Lufax and its shareholders. Lufax (Shenzhen) Technology has a series of contractual arrangements with Shenzhen Lufax Enterprise Management and its shareholders. We refer to Weikun (Shanghai) Technology and Lufax (Shenzhen) Technology as our WFOEs and Shanghai Xiongguo, Shanghai Lufax and Shenzhen Lufax Enterprise Management as the consolidated affiliated entities in this annual report. See “—Contractual Arrangements with the Principal Consolidated Affiliated Entities” below.
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
Our principal executive offices are located at No. 1088 Yuanshen Road 28/F, Shanghai, People’s Republic of China. Our telephone number at this address is +86
21-3863-2121.
Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on
www.sec.gov
. You can also find information on our website
ir.lufaxholding.com
. The information contained on our website is not a part of this annual report.
B.
Business Overview
We are a leading technology-empowered personal financial services platform in China. We primarily address the unmet demand for personal lending among small business owners as well as salaried workers in China through our retail credit facilitation business, and we provide wealth management solutions to China’s middle class and affluent population through our wealth management business. As of December 31, 2021, our total balance of retail credit facilitated reached RMB661.0 billion (US$103.7 billion), and the total client assets generated through our online wealth management platform reached RMB432.7 billion (US$67.9 billion).

Retail Credit Facilitation
We provide retail credit facilitation services to high-quality borrowers in China primarily under the Puhui brand. Our retail credit facilitation business connects borrowers, funding partners and credit enhancement partners, with our purpose-built end-to-end
technology platform at the hub. At each stage of the customer journey from origination to servicing and collection, we apply advanced technology, including big data, AI and blockchain technology, to provide an elegant user experience for borrowers, ecosystem partners and sales teams. The entire loan application, fraud detection and credit approval process for general unsecured loans can be as fast as 20 minutes, compared to days or weeks for many Chinese commercial banks. Such efficiency is made possible by an extensive range of data sets that we have accumulated and can access under proper authorization and within lawful parameters. Our direct sales force and channel partners leverage data analytics and AI to target high quality borrowers with larger ticket size relative to other non-traditional financial service providers and with a faster loan approval process than traditional financial institutions. Integration of our direct salesforce and channel partners into our end-to-end
technology platform helps us deepen our customer relationships to effectively manage the risk of larger ticket size loans while delivering the efficiencies afforded by digital technology.
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
We facilitate a diversified suite of loan products, including both unsecured loans and secured loans. The products we facilitate offer flexibility in ticket size and loan tenor to address different borrower needs. The average ticket size for general unsecured loans was RMB164,483 in 2020 and RMB199,502 (US$31,306) in 2021, while average contractual tenor was 35.3 and 35.4 months, respectively. The average ticket size for secured loans was RMB390,467 in 2020 and RMB430,795 (US$67,601) in 2021, while average contractual tenor was 36.0 months and 35.9 months, respectively. In 2020, general unsecured loans represented 77.2% and secured loans 21.7% of the volume of new loans we facilitated, with our consumer finance subsidiary accounting for the remaining 1.2%. In 2021, general unsecured loans represented 74.3% and secured loans 21.8% of the volume of new loans we facilitated, with our consumer finance subsidiary accounting for the remaining 3.9%.
We acquire borrowers through a combination of direct sales, channel partners, and online and telemarketing channels. Our offline-to-online
model is the key to opening up the small business owner segment of the loan market. We had over 63,000 full-time employees in an extensive direct sales network covering more than 290 cities across all provinces in China except Tibet as of December 31, 2021. Our channel partners include the Ping An ecosystem, through which we may access a nationwide distribution network and approximately 227 million financial services customers, as well as over 630 active third-party channel partner entities. Our channel partners introduce borrowers and are paid referral fees for each loan originated. In addition, we had over 4,600 employees engaged in targeted online and telemarketing campaigns, mainly directed at existing and past customers.
We cooperated with 60 banks and 6 trust companies as of December 31, 2021 in funding the loans we originate. We also make a small but growing number of loans using funds from our own licensed consumer finance subsidiary, and in 2020 we made loans using funds from our own licensed microloan subsidiaries, though we no longer do so now. Banks, trust plans run by trust companies, and our consumer finance subsidiaries funded 63.9%, 32.2% and 3.9% of the volume of new loans we facilitated in 2021. We have transitioned smoothly to obtaining all of our third-party funding from banks and trust plans run by trust companies. In 2021, we obtained third-party funding for new loans we facilitated from a diversified range of banks and trusts, with no single bank, trust, or other funding source accounting for more than 10% of the funding for the loans originated through our platform.
We utilize third-party credit enhancement to limit our credit risk exposure. Of the outstanding balance of loans we had facilitated as of December 31, 2021, third-party credit enhancement partners insured or guaranteed 77.5%, our subsidiaries bore credit risk on 16.6%, and funding partners bore credit risk on the remaining 5.9%. Of the 77.5% guaranteed or insured by third-party credit insurance partners, Ping An P&C, which is a member of Ping An Group, provided 73.0% of the third-party credit enhancement for the loans that we facilitated, while 4.5% was guaranteed or insured by other third parties.

By making use of third-party funding and third-party credit enhancement, we have implemented an asset-light and capital-light business model. In 2021, we funded 3.9% of the new loans we facilitated, and we bore credit risk for 16.6% of the outstanding balance of loans we facilitated as of December 31, 2021. Our ability to identify, acquire and manage creditworthy borrowers has made us a trusted partner for funding partners and credit enhancement partners alike. As of December 31, 2019, 2020 and 2021, the DPD 30+ delinquency rate for secured loans we facilitated was 0.6%, 0.7% and 0.8%, respectively, and the DPD 30+ delinquency rate for general unsecured loans we facilitated was 1.8%, 2.3% and 2.6%, respectively.
As of December 31, 2019, 2020 and 2021, the outstanding balance of loans we facilitated was RMB462.2 billion, RMB545.1 billion and RMB661.0 billion (US$103.7 billion), respectively, representing a CAGR of 19.6% from 2019 to 2021. The number of cumulative borrowers was 12.4 million, 14.5 million and 16.8 million as of December 31, 2019, 2020 and 2021, respectively. In 2019, 2020 and 2021, the total volume of new loans we facilitated was RMB493.7 billion, RMB565.0 billion and RMB648.4 billion (US$101.7 billion), respectively, representing a CAGR of 14.6% from 2019 to 2021. We recognized retail credit facilitation service fees across all products of RMB39.3 billion, RMB39.5 billion and RMB36.1 billion (US$5.7 billion) in 2019, 2020 and 2021, respectively.
Our Borrowers
We target high-quality borrowers in China, primarily small business owners and to a lesser extent salaried workers who have residential property, financial assets and some access to commercial bank credit and yet are underserved by traditional financial institutions. As of December 31, 2021, we had 16.8 million cumulative borrowers and 4.9 million borrowers who have loans currently outstanding.
For our new general unsecured and secured loan customers in 2021, our platform borrowers average 40 years of age, and approximately 41% are female. Data we access from the People’s Bank of China indicates that approximately 89% of them have at least one credit card but 59% of them have no outstanding unsecured bank loans. Based on data they have provided voluntarily, 51% have a life insurance policy and 41% own residential property, though the actual numbers should be higher since not all of them chose to supply this information.
Small business owners accounted for approximately 63%, 72% and 78% of all new general unsecured and secured loans we facilitated in 2019, 2020 and 2021, respectively. In 2021, they accounted for approximately 96% of the new secured loans and 73% of the new general unsecured loans we facilitated. Many of our small business owner borrowers have fewer than 30 employees and annual revenues of less than RMB5 million. The small businesses for whose owners we facilitate loans are engaged in a very diverse set of businesses. These include retail, wholesale, manufacturing, construction, and services. This diversity in economic activity, coupled with geographical diversity, diversifies our risk. Some of the small businesses are separate legal persons from their owners and some are not, but in either case the owner of the business is always the borrower in his or her personal capacity, so that the owner cannot avoid repayment of the loan on the basis of having limited liability for the debts of the entity.
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
In addition, we facilitate loans to salaried workers who need large ticket size consumption loans for purposes such as education, home decoration, and purchase of consumer durables. In June 2020, we also started to serve consumers under our newly established consumer finance subsidiary. As of December 31, 2021, our consumer finance subsidiary had approximately 0.6 million active customers. These consumers usually use the loans to resolve personal emergency cash flow needs or use it for small ticket size consumption.

Our Loan Products
We facilitate both secured and unsecured loans. The typical borrower of a secured loan is a small business owner who uses the loan proceeds for business operations. Borrowers of general unsecured loans include both small business owners and salaried workers who use the loan proceeds for business operations or personal consumption. We base our credit assessment on individual data for salaried workers and a combination of individual and business data for small business owners, plus the characteristics of the collateral for borrowers of secured loans, who are almost all small business owners. Substantially all the collateral is residential property. The following chart summarizes some of the characteristics of borrowers and the loans we facilitate for them in 2021:

	General Unsecured Loans		Secured Loans
Typical Borrower Profile	• Small business owners	• Salaried workers	• Small business owners

Use of Proceeds	• Small business operations	• Personal consumption	• Small business operations

Credit Risk Assessment	• Individual, business	• Individual	• Individual, business, collateral

Average Ticket Size	• RMB215,810 (US$33,865)	• RMB165,613 (US$25,988)	• RMB430,795 (US$67,601)

Average Contractual Tenor	• 35.5 months	• 35.3 months	• 35.9 months

APR	• 22.2%	• 23.6%	• 16.2%

Repayment Schedule	• Fixed installments	• Fixed installments	• Fixed installments or balloon payment
In addition to general unsecured loans and secured loans, we began to facilitate consumer finance loans in June 2020 through our licensed consumer finance subsidiary. We treat consumer finance loans as a separate category from secured and general unsecured loans.
The outstanding balance of loans we facilitated has grown year over year. The following table shows the outstanding balance of loans facilitated by product as of the dates indicated.

	As of December 31,
	2019		2020		2021

	(RMB millions)	(%)	(RMB millions)	(%)	(RMB millions)	(%)
Outstanding Balance of Loans Facilitated
Current products:
General unsecured loans	366,486	79.3	447,466	82.1	520,091	78.7
Secured loans	88,599	19.2	93,737	17.2	129,307	19.6
Consumer finance loans	—	—	3,580	0.7	11,630	1.8

Total current products	455,085	98.5	544,783	99.9	661,027	100.0
Legacy unsecured loans	7,158	1.5	367	0.1	2	0.0

Total	462,243	100.0	545,150	100.0	661,029	100.0

The following table sets forth the percentage of the outstanding balance of general unsecured and secured loans with fixed installment and balloon payment repayment schedules as of December 31, 2019, 2020 and 2021. Fixed installment loans include loans where the sum of the principal repayment and interest payment is fixed and service, insurance and guarantee fees gradually decrease as the outstanding balance decreases.

	As of December 31,
	2019	2020	2021

	(%)
Fixed installments	94.3	91.0	90.1
Balloon payments	5.7	9.0	9.9

Total	100.0	100.0	100.0

The following table shows the volume of new loans facilitated by product during the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021

	(RMB millions)	(%)	(RMB millions)	(%)	(RMB millions)	(%)
Volume of New Loans Facilitated
Current products:
General unsecured loans	375,343	76.0	436,137	77.2	481,663	74.3
Secured loans	117,312	23.8	122,320	21.7	141,463	21.8
Consumer finance loans	—	—	6,506	1.2	25,278	3.9

Total current products	492,656	99.8	564,963	100.0	648,404	100.0
Legacy unsecured loans	1,068	0.2	—	—	—	—

Total	493,723	100.0	564,963	100.0	648,404	100.0

Loans are available on flexible terms. The loan products available on our platform permit large ticket sizes, long tenors and early repayment options, which are important features of loan products for small business owners.
The maximum permitted ticket size in 2021 was RMB10 million for secured loans and RMB1 million for unsecured loans. Average loan size was considerably smaller. The following table shows the average ticket size for loans we facilitated, for both general unsecured loans and secured loans.

	For the Year Ended December 31,
	2019	2020	2021

	(RMB)
Average Ticket Size
General unsecured loans	141,070	164,483	199,502
Secured loans	486,611	390,467	430,795
For most of the loans we facilitated in 2021, the maximum contractual tenor offered was 36 months, and most borrowers chose a tenor of 36 months. The following table shows the average contractual tenor for loans we facilitated, for both general unsecured loans and secured loans.

	For the Year Ended December 31,
	2019	2020	2021

	(months)
Average Contractual Tenor
General unsecured loans	35.2	35.3	35.4
Secured loans	35.9	36.0	35.9
Due to customer behavior and early repayment options, the effective tenor will be shorter than the average contractual tenor. We are taking measures to mitigate the impact of early repayment. We started to charge early repayment fees for a majority of newly facilitated secured loans in November 2018 and for a substantial majority of newly facilitated general unsecured loans in May 2019 if borrowers early repay during the first few months. Since then, we have observed a modest improvement in early repayment behavior of borrowers and no material impact on the volume of new loans facilitated or borrowers’
re-borrowing
behavior. Since September 11, 2020, we have also started to charge monthly service fees for general unsecured and secured loans based on outstanding loan balance, which decreases with each repayment, instead of a fixed monthly number based on the loan principal at origination. See “Item 5. Operating and Financial Review and Prospects—Key Components of Our Results of Operations—Income—Technology platform-based income—Retail credit facilitation service fees” for disclosure regarding estimated effective tenor.
The table below sets forth the gross amount of early repayment applied against the loan principal for secured and general unsecured loans in the years ended December 31, 2019, 2020 and 2021.

Vintage	Loan Principal at Origination	Early Repayment Amount
		For the Year Ended December 31,
		2019	2020	2021

		(RMB millions)
Before 2017	—	1,979	—	—
2017	279,462	19,493	2,353	—
2018	326,843	75,470	24,728	2,811
2019	492,656	89,026	123,599	33,115
2020	558,457	—	83,233	130,637

2021	623,126	—	—	71,584

Total		122,406	185,968	238,147

Secured loans have both fixed installment and balloon payment schedules, whereas general unsecured loans typically have fixed installment repayment schedules. Early repayment options are available for the loan products on our platform. We do not permit borrowers to refinance their loans to a lower interest rate without early repayment. Certain high-quality borrowers of general unsecured loans may be offered an additional loan before their original loan is completely repaid. In 2021, approximately 7.2% of the volume of new general unsecured loans facilitated represented additional loans to existing borrowers.
For 2021, the average APR was 22.6% for general unsecured loans we facilitated and 16.2% for our secured loans. APR represents the monthly all-in
borrowing cost as a percentage of the outstanding balance annualized by a factor of 12. The all-in
borrowing cost comprises the actual amount of (a) interest, (b) insurance premiums or guarantee fees and (c) retail credit facilitation service fees. The following table shows the average APR for the new loans we facilitated, for both general unsecured loans and secured loans. We reduced our fee rates for certain borrowers and changed certain credit criteria for borrowers in early September. As a result, the APR of all new loans applied for after September 4, 2020 was below 24%.

	For the Year Ended December 31,
	2019	2020	2021

	(%)
APR
General unsecured loans	29.0	26.7	22.6
Secured loans	18.7	17.4	16.2
General Unsecured Loans
General unsecured loans target both small business owners and salaried workers. In 2021, approximately 73% of the general unsecured loans we facilitated, by volume, were borrowed by small business owners, and 27% by salaried workers. The average contractual tenor of new general unsecured loans we facilitated during this period was 35.4 months and the average ticket size was RMB199,502 (US$31,306). In 2021, all of the new general unsecured loans we facilitated had an APR lower than 24%.
As of December 31, 2019, 2020 and 2021, our outstanding balance of general unsecured loans facilitated was RMB366.5 billion, RMB447.5 billion and RMB520.1 billion (US$81.6 billion), respectively. In 2019, 2020 and 2021, our total volume of general unsecured loans facilitated amounted to RMB375.3 billion, RMB436.1 billion and RMB481.7 billion (US$75.6 billion), respectively.

The following table presents the volume of general unsecured loans we facilitated by ticket size for the periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
	(RMB millions)	(%)	(RMB millions)	(%)	(RMB millions)	(%)
Ticket Size
Up to RMB50,000	17,549	4.7	12,913	3.0	7,177	1.5
RMB50,001 to RMB100,000	65,390	17.4	57,673	13.2	38,494	8.0
RMB100,001 to RMB200,000	147,875	39.4	146,153	33.5	137,963	28.6
RMB200,001 to RMB300,000	114,239	30.4	131,391	30.1	159,210	33.1
RMB300,001 or above	30,291	8.1	88,008	20.2	138,818	28.8

Total	375,343	100.0	436,137	100.0	481,663	100.0

We focus on facilitating loans with higher ticket size, which is an important feature for satisfying the needs of small business owners. As shown in the table above, only a small percentage of the general unsecured loans we facilitated had ticket sizes of RMB50,000 or lower. Loans with ticket sizes over RMB200,000 increased substantially from 2019 to 2020 and again from 2020 to 2021.
Secured Loans
Secured loans target small business owners. Approximately 96% of the secured loans we facilitated, by volume, were borrowed by small business owners. In 2021, the average contractual tenor of new secured loans we facilitated was 35.9 months and the average ticket size was RMB430,795 (US$67,601). All of the secured loans that we facilitated in 2021 had an APR below 24%.
As of December 31, 2019, 2020 and 2021, our outstanding balance of secured loans facilitated was RMB88.6 billion, RMB93.7 billion and RMB129.3 billion (US$20.3 billion), respectively. In 2019, 2020 and 2021, our total volume of secured loans facilitated amounted to RMB117.3 billion, RMB122.3 billion and RMB141.5 billion (US$22.2 billion), respectively.
We focus on facilitating loans collateralized by residential property located in economically more developed cities, given such cities’ relatively stable economic growth and real estate prices. The collaterals are well diversified across China, with a large proportion located in more developed cities. The average loan-to-value
ratio at origination for the secured loans we facilitated has been stable at 67%, 67% and 71% in 2019, 2020 and 2021, respectively.
Consumer Finance Loans
We began to facilitate consumer finance loans in June 2020 through our licensed consumer finance subsidiary. Our consumer finance products are primarily revolving credit consumer credit products that support diversified use methods such as cash withdrawal and electronic payment. For the new applicants in 2021, the average credit line was RMB28,165 (US$4,420) and the average APR was 20.3%.
Legacy Unsecured Loans
We previously offered a category of unsecured revolving credit lines which we have phased out for strategic reasons. We treat these credit lines as legacy products and exclude them from the scope of general unsecured loans.
Retail Credit Origination
We had facilitated loans for 16.8 million cumulative borrowers as of December 31, 2021. We acquire borrowers primarily through offline channels, because we primarily focus on loans with larger ticket sizes that often require additional consultation services to be provided to the borrowers during the origination process. The origination of these loans incurs higher costs as compared to the origination of smaller ticket size consumer loans but it also generates more value.

The following table shows the volume of new loans we facilitated by origination channels for the years ended December 31, 2019, 2020 and 2021, excluding legacy products.

	For the Year Ended December 31,
	2019		2020		2021

	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Volume of New Loans Facilitated
Direct sales	221.6	45.0	274.6	48.6	321.1	49.5
Channel partners	213.6	43.4	223.9	39.6	244.4	37.7
Online and telemarketing	57.4	11.7	66.5	11.8	82.9	12.8

Total	492.7	100.0	565.0	100.0	648.4	100.0

The following table shows the origination cost as a percentage of the volume of new loans we facilitated for the years ended December 31, 2019, 2020 and 2021, excluding legacy products.

	For the Year Ended December 31,
	2019	2020	2021

	(%)
Origination Cost
New loan volume based borrower acquisition cost (1)	2.8	2.4	2.2
Retail credit facilitation related general sales and marketing expenses (2)	0.8	0.8	0.9

Total	3.6	3.2	3.1

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
Direct Sales
We have an extensive direct sales network of over 63,000 full-time employees as of December 31, 2021, of whom around 95% have a junior college education or above. Together they cover more than 290 cities across all provinces in China except Tibet, giving us excellent coverage of areas nationwide with good potential for making loans to small business owners.
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
consultation.
In supervising and evaluating the performance of our direct sales network, we give close attention to the creditworthiness of the borrowers they bring in. The productivity of our direct sales force has been continually improving, as evidenced by the increase in volume of new loans sourced per employee per month from RMB395 thousand in 2019 to RMB410 thousand in 2020 and RMB443 thousand (US$70 thousand) in 2021. Our direct sales channel was responsible for sourcing RMB274.6 billion, or 48.6%, of the new loans we facilitated in 2020 and RMB321.1 billion (US$50.4 billion), or 49.5%, of the new loans we facilitated in 2021.
Channel Partners
We complement our direct sales force with a large and robust set of channel partners. Our channel partners introduce borrowers and are paid referral fees for each loan originated.

We leverage the Ping An ecosystem to acquire borrowers, and pay referral fees for each loan originated. Borrowers from the Ping An ecosystem tend to be relatively well-to-do
and they generally have higher credit quality and borrow at larger ticket sizes. As a result, we are able to streamline the application process for them. The Ping An ecosystem was responsible for sourcing RMB204.9 billion, or 36.3%, of the new loans we facilitated in 2020 and RMB190.2 billion (US$29.8 billion), or 29.3%, of the new loans we facilitated in 2021. We set the referral fees at a level that we believe is economical for us and attractive to members of the Ping An ecosystem, who only participate in the referral program to the extent they wish to.
The following table shows the volume of new loans originated from the Ping An ecosystem and other channel partners in 2019, 2020 and 2021.

	For the Year Ended December 31,
	2019		2020		2021
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Volume of New Loans Facilitated
Ping An ecosystem	197.4	92.4	204.9	91.5	190.2	77.8
Other channel partners	16.2	7.6	19.0	8.5	54.2	22.2

Total channel partners	213.6	100.0	223.9	100.0	244.4	100.0

In addition to the Ping An ecosystem, we cooperated with over 630 other active third-party channel partners as of December 31, 2021. An active channel partner is one who introduced borrowers to us in each of the three preceding months. Our channel partners include a wide range of businesses, such as point-of-sale
payment agencies, tax system providers and second-hand car transaction platforms. Our channel partners are supported by our proprietary partner management system that helps us allocate resources and design incentive plans more efficiently. Our other third-party channel partners were responsible for sourcing RMB19.0 billion, or 3.4%, of the new loans we facilitated in 2020 and RMB54.2 billion (US$8.5 billion), or 8.4%, of the new loans we facilitated in 2021.
Online and Telemarketing
As of December 31, 2021, we employed over 4,600 employees to engage in targeted online and telemarketing campaigns to reach customers based on their potential need for loans, which we have identified from online behavioral data and other big data techniques. Our online and telemarketing channel primarily facilitates general unsecured loans, and it focuses on helping high-quality borrowers borrow new loans. The productivity of our online and telemarketing channel has been improving with the application of advanced AI technology, as evidenced by the increase in volume of new loans sourced per employee per month from RMB790 thousand in 2019, to RMB1,206 thousand in 2020 and RMB1,659 thousand (US$260 thousand) in 2021. Our online and telemarketing channel was responsible for sourcing RMB66.5 billion, or 11.8%, of the new loans we facilitated in 2020 and RMB82.9 billion (US$13.0 billion), or 12.8%, of the new loans we facilitated in 2021. By facilitating new borrowing by existing customers who are eligible based on our credit assessment, we are able to reduce our marginal borrower acquisition cost while maintaining the risk profile of our outstanding balance of loans facilitated.
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
We began to roll out a 100% AI application and approval process for select borrowers of general unsecured loans in June 2020. It uses automatic speech recognition, optical character recognition and natural language processing to communicate with the prospective borrower. Loan processing time can be significantly shortened as a result and application conversion improved. The entire process typically takes only 20 minutes in total, entirely through one screen interaction, with zero text input. All online applications begin with the same portal, leading to an immediate credit offer for qualified applicants. The potential borrower then has an AI credit assessment interview, during which anti-fraud, credit assessment, and loan approval processes run seamlessly in the background so that the credit assessment can be completed before the interaction ends. If the loan is approved, the borrower signs the contract online by indicating agreement to all of the terms. The funds are normally disbursed on the same day and the borrower is notified through the app once the transfer is completed.
We select high-quality borrowers to target for new loans. These include borrowers who have made nine straight months of repayments on their current loans and borrowers who have already repaid their loans. Applications from repeat customers can be completed expeditiously and we provide assistance by telephone when needed.
Loan Underwriting and Collection
Our credit approval process, comprised of anti-fraud and credit assessments, is supported by both financial and behavioral data and managed by our risk management department. In addition to meeting the basic requirements on nationality, age, residency and the availability of credit and other history, a borrower must pass both our anti-fraud and credit assessments to be eligible for our loan products. Our average credit approval time is less than 30 minutes for general unsecured loans and approximately two hours for secured loans in 2021, and funding is generally available on the same day.
Our credit assessment is built upon a variety of our own and third-party data, under proper authorization and within lawful ranges, including the data of the Credit Reference Center of the People’s Bank of China, data publicly available from other governmental institutions, and a variety of consumption, social or other behavioral data. We have accumulated over 16 years of through-cycle credit data from approximately 62 million unique individual applicants, supplemented by access to Ping An ecosystem analytics and insights and access to enterprise data for approximately 10 million businesses through external data providers. Our proprietary and third-party data includes both know-your-customer or KYC personal financial information and know-your-business or KYB business information for loans to small business owners. All data are accessed and used only with the customer’s consent.
Out of over 7,000 predictive variables per borrower, we applied machine learning algorithms and regression analysis to select 1,664 of the most relevant variables to build our anti-fraud models and 1,611 of the most relevant variables to build our loan decision models.
To underwrite loans with larger ticket sizes, our experience shows that both ability to repay and willingness to repay are important in the credit underwriting process. Behavioral data are nearly as useful as credit and financial data in anti-fraud assessment, as they can be helpful in evaluating a borrower’s willingness to repay. However, credit and financial data are substantially more predictive of creditworthiness as they can help evaluate a borrower’s ability to repay. As a result, credit and financial data comprise approximately 60% of the variables of our anti-fraud assessment and 89% of the variables of our credit assessment, while behavioral data make up the remaining 41% of the variables for our anti-fraud assessment and 11% of the variables of our credit assessment.

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
The application score model generates a score for each borrower, based on which we determine the borrower’s eligibility for a given loan. Our acceptance criteria and assessment processes vary depending on the borrower risk rating. The applicant must have a risk rating of G8 or above on our rating system to qualify for a loan. In 2021, we gave
AI-assisted
live interviews or purely AI interviews to 60.7% of borrowers of general unsecured loans, and the other 39.3% of borrowers of general unsecured loans had the interview waived because nothing in their data required further clarification. As described above, we began to roll out a 100% AI application and approval process for select borrowers in July 2020. Borrowers of secured loans, who have extensive personal interaction with our direct sales team or our channel partners, are all given live interviews.
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
borrowers and
AI-enabled
contact for medium- and high-risk borrowers. In 2021, we carried out 54% of our repayment reminders through messages and the other 46% through
AI-enabled
phone calls.
If borrowers fail to repay on time, our collection process will be initiated. Borrowers whose loans are overdue by one day are contacted by AI, and all other borrowers with overdue loans are contacted by a live collection agent. The relatively large average ticket size of the loans that we facilitate makes it more cost-efficient for us to escalate the collection process for delinquent loans, as compared to platforms that primarily facilitate small consumer loans.
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
We have established a team of more than 10,000 post-loan servicing professionals as of December 31, 2021. The productivity of our post-loan servicing team has been continually improving, as evidenced by the increase in average outstanding loan balance per post-loan servicing employee per year from RMB47.8 million in 2019 to RMB54.1 million in 2020 and RMB65.5 million (US$10.3 million) in 2021.
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
Consumer Finance Loans
We use a separate system for credit approval process for consumer finance loans. For consumer finance loans, the borrower initiates the fully online application process through client application modules such as our Ping An Consumer Finance App, in the course of which a number of technical means such as OCR ID verification and facial recognition are used to complete the verification of the identity of the borrower. Combining various types of credit information, we comprehensively judge the applicant’s qualifications and provide the successful applicant with a credit line. We primarily outsource collection efforts for overdue loans. However, we are responsible for ensuring our outsourced loan collection activities to be in compliance with the applicable laws and regulations.

Funding Sources
Funding sources for the loans we facilitate include banks, trusts, and our own microloan and consumer finance subsidiaries. Historically, we also funded loans through individual investors on our peer-to-peer
platform, though we stopped doing so in August 2019.
The following table shows the volume of new loans facilitated in each period by funding source:

	For the Year Ended December 31,
	2019		2020		2021
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Volume of New Loans Facilitated by Funding Source
Banks	312.0	63.2	357.6	63.3	414.2	63.9
Trusts	104.9	21.2	198.2	35.1	208.9	32.2
Microloan and consumer finance subsidiaries	0.8	0.2	9.2	1.6	25.3	3.9
Peer-to-peer individual investors	76.0	15.4	—	—	—	—

Total	493.7	100.0	565.0	100.0	648.4	100.0

As the numbers above show, we have successfully managed two major changes in the sources of our funding in recent years. The decrease in the funding from peer-to-peer
individual investors in 2019 was due to a series of government regulatory initiatives that prompted us to cease using such funding in August 2019. We compensated by increasing funding from banks and trusts.
We are continually refining our funding mix. Our ability to facilitate loans has not been constrained by our funding supply. We have strong relationships with 60 banks and 6 trust companies as of December 31, 2021, and we only utilized 67% of the credit facility that banks were prepared to make available to our borrowers and 27% of the credit facility that trust companies were prepared to make available to our borrowers. We believe our relationships with banks and trust companies are sustainable as our ability to help them generate interest income by facilitating loans from our high quality borrowers makes us a valuable partner to them. In 2021, no single funding source accounted for more than 10% of the funding for the loans originated through our platform.
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
We partnered with 51 banks in 2020 and 60 banks in 2021. These banks included national joint-stock banks, city commercial banks, rural commercial banks and others. The banks determine the creditworthiness of borrowers that we refer, though we help gather the information our bank partners need. Banks funded approximately 63.3% of the new loans we facilitated in 2020 and 63.9% of the new loans we facilitated in 2021. Among the new loans we facilitated that were funded by our bank funding partners in 2021, 45.1% of the funding was from national joint-stock banks, 37.0% of the funding was from city commercial banks, and 17.9% of the funding was from rural commercial banks and others. Maintaining stable and long-term relationships with banks is an important factor in sustainable funding.

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
We partnered with six trust companies in 2020 and 2021. Trusts funded approximately 35.1% of the new loans we facilitated in 2020 and 32.2% of the new loans we facilitated in 2021. The loans funded by consolidated trusts appear on our balance sheet, and those funded by unconsolidated trusts do not. See “Item 5. Operating and Financial Review and Prospects—On– and Off–Balance Sheet Treatment of Loans and Risk Exposure.”
Microloan and Consumer Finance Subsidiaries
We have three microloan subsidiaries and a licensed consumer finance subsidiary that have made loans in a small number of cases from our own funds. Our microloan and consumer finance subsidiaries collectively funded 1.6% of the new loans we facilitated in 2020. On November 2, 2020, the CBIRC, the People’s Bank of China and other regulatory authorities released a consultation draft of the Interim Measures for the Administration of Online Microloan Business, which states that a microloan company must obtain the official approval of the CBIRC to conduct an online micro lending businesses outside the province where it is registered. In response to this, we have ceased to use our microloan subsidiaries to fund new loans since December 2020. On the other hand, our consumer finance subsidiary began operation in June 2020 and funded 3.9% of the loans facilitated on our platform in 2021.
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
Peer-to-peer
individual investors funded approximately 15.4% of the new loans we facilitated in 2019, but none of the new loans we facilitated in 2020 and 2021. While we no longer facilitate new loans under this model since August 2019, we will continue to collect service fees and guarantee fees on outstanding loans as long as they remain outstanding. The last of these loans matures in 2022.
Credit Enhancement Arrangements and Risk Exposure
We arrange for credit enhancement, including insurance and guarantees, to protect the lenders of the loans we facilitate. We worked with eight credit enhancement partners in 2021, including five credit insurance companies and three guarantee companies. The proportion of loans facilitated that were insured or guaranteed by third parties was 95.6%, 88.8% and 77.5% of the outstanding balance as of December 31, 2019, 2020 and 2021, respectively. In response to regulatory changes in 2020, we have reduced the proportion of credit enhancement from third parties, encouraged lenders to bear more risk themselves and provided a larger proportion of credit enhancement ourselves than we previously had.
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

The following table shows the outstanding balance of loans we facilitated by guarantee status as of the dates indicated.

	As of December 31,
	2019	2020	2021

	(%)
Guarantee Status
Insured or guaranteed by third parties	95.6	88.8	77.5
Not insured nor guaranteed by third parties	4.4	11.2	22.5
Credit risk borne by us	2.2	6.3	16.6
Credit risk borne by funding partners	2.2	4.9	5.9

Total	100.0	100.0	100.0

Insured or Guaranteed by Third Parties
We utilize third-party credit enhancement to limit credit risk exposure for funding parties through cooperation with insurance and guarantee companies. As of December 31, 2021, 77.5% of the outstanding balance of loans we facilitated are insured and guaranteed by third parties, and we do not bear any credit risk on them. Most importantly, we work together with Ping An P&C, which has provided credit enhancement on standard commercial arm’s-length
terms for loans we facilitate. Ping An P&C provided credit enhancement on 73.0% of the outstanding balance of loans we had facilitated as of December 31, 2021. No other credit enhancement partner insured or guaranteed more than 1.7% of the outstanding balance of loans we facilitated as of December 31, 2021. For loans we facilitate that are insured by Ping An P&C, we have entered into agreements with terms of three years with Ping An P&C and each of the funding partners. These third-party credit enhancement partners provide credit guarantee insurance or guarantees on the loans we facilitate and will repay the lenders if a loan becomes sufficiently delinquent. We are not aware of any instance where our credit enhancement partners have ever failed to fulfill their insurance or guarantee obligations. Our credit enhancement partners conduct their own evaluation of each borrower to determine whether they will provide insurance or guarantees while we help our partners collect the necessary information.
We have established a highly automated claims process with our funding and credit enhancement partners. Once a loan becomes delinquent for 80 days, a notice of claim will be automatically sent to the third party credit enhancement provider. In 2021, we were the funding source for only 3.9% of the new loans we facilitated, so normally this payment occurs without our participation and the timing of it does not affect our cash flow or cash position.
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

	In the Year Ended December 31,
	2019	2020	2021

	(RMB millions)
Amount of claims submitted	805.1	1,938.8	5,084.4
Amount of claims reimbursed	801.3	1,940.1	5,084.4

Not Insured nor Guaranteed by Third Parties
As of December 31, 2021, 22.5% of the outstanding balance of loans we facilitated were not insured or guaranteed by third parties, and as of the same date, we had credit risk exposure to 16.6% of the outstanding balance of loans we facilitated. We will adjust the amount of credit risk that we bear ourselves from time to time, in line with other leading platforms in the retail credit facilitation industry, consistent with our capital-light business model.
As of December 31, 2021, our funding partners had the credit risk exposure to the remaining 5.9% of the outstanding balance of loans we facilitated. We plan to introduce new models for credit enhancement to meet varying risk appetites among our funding partners, so that funding partners can choose the level of risk and return they prefer. We believe that the accuracy and effectiveness of our credit assessment and risk management will persuade more funding partners to accept more of the risk and more of the returns on the loans that we facilitate, rather than relying on credit enhancement partners.
Risk Management for Retail Credit Facilitation
Risk management is a core tenet of our management philosophy and permeates all of our operations. We have developed comprehensive risk management and internal control systems to address credit risk and operational risk that we face. We start with more than 7,000 predictive variables for each borrower and narrow down to 1,611 key variables that are used for our loan decisions, of which approximately 89% are credit and financial data.
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
The following table shows the DPD 30+ delinquency rates for general unsecured loans and secured loans as of December 31, 2019, 2020 and 2021.

DPD 30+ Delinquency Rates by Type of Loan	As of December 31,
	2019	2020	2021

General unsecured loans	1.8	2.3	2.6
Secured loans	0.6	0.7	0.8

Total	1.6	2.0	2.2

The following table presents the DPD 90+ delinquency rates for general unsecured loans and secured loans as of December 31, 2019, 2020 and 2021. We define the DPD 90+ delinquency rate as the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans. This table reflects all the loans we facilitate on a whole portfolio basis, not just the loans that are consolidated on our balance sheet. In addition, when a loan becomes 80 days past due and the funding provider is reimbursed by a credit enhancement partner, we still treat the loan as overdue for purposes of the DPD 90+ calculation, since the loan has not been repaid by the borrower. The credit enhancement partner acquires the creditor rights after reimbursing the funding provider and we continue to provide post-loan services to the credit enhancement partner.

DPD 90+ Delinquency Rates by Type of Loan	As of December 31,
	2019	2020	2021
	(%)
General unsecured loans	1.0	1.3	1.5
Secured loans	0.3	0.4	0.4

Total	0.8	1.2	1.2

The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2021, on general unsecured loans that we have facilitated. DPD 90+ delinquency rates by vintage is defined as the total balance of outstanding principal of a vintage for which any payment is over 90 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal and without taking into account charge-offs), divided by the total initial principal in such vintage. Months on book, or MOB, is the number of complete calendar months that have elapsed since the calendar month in which the loan was originated, measured at the end of each calendar month.

The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2021 on secured loans that we have facilitated.

The borrowers are diversified by geography and industry. Excluding legacy loans, no city accounted for more than approximately 3.4% of the outstanding balance of loans as of December 31, 2021. The small businesses for whose owners we facilitate loans include businesses in the retail, wholesale, manufacturing, construction, and services sectors of the economy.
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

Wealth Management
We provide wealth management services to middle class and affluent people in China under the Lufax brand. Our wealth management business connects investors with approximately 13,600 products from 470 third-party institutional financial product providers through our highly personalized services hub. As of December 31, 2021, we connect 15.5 million active investors with products supplied by 470 third-party product providers, including 109 asset management companies, 45 banks, 29 trust companies, 122 private investment fund management companies, 125 mutual fund companies, and 40 other product providers such as securities companies and insurance companies. With such a vast portfolio of products and product providers, we leverage technology and extensive data analytics to facilitate the right investments with the right investors at the right time. Our analytics are also predictive, seeking to anticipate investors’ real-time intentions and likely next steps, such as the propensity to purchase certain wealth management products, viewing the latest financial market information, or planning for portfolio rebalancing. Through our technology platform, we seamlessly connect investors to an end-to-end
digital solution across the entire investment cycle. Dedicated account managers offer priority opportunity to purchase popular products and personalized consultations for complex products. In addition to personalized services facilitating the right products to specific investors, our end-to-end
solution encompasses automated portfolio investment tools provided by our business partner, integrated smart accounts, portfolio tracking and statements, special risk alerts and high end investor services as well as overall risk management. Our end-to-end
technology platform also integrates with our
offline-to-online
customer acquisition capabilities. We recently launched an
end-to-end
digital wealth management enablement solution to empower small and medium-size
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
We source our platform investors through Ping An ecosystem, direct online marketing and member referral channels, and through our experience, we have been able to optimize our acquisition focus and enhance cost efficiency. Our average client assets per active investor was RMB27,885 (US$4,376) as of December 31, 2021, and 81.0% of our total client assets were contributed by investors with client assets over RMB300,000 as of the same date.
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
We have begun to expand internationally to tap into the large pool of investable funds controlled by overseas Chinese. We began doing business in Singapore in September 2017, but we have now closed that business. In September 2019, we began to develop an online wealth management platform for investors in Hong Kong.
We have been successful in attracting a large and fast growing base of active investors. We had 12.5 million, 14.9 million and 15.5 million active investors as of December 31, 2019, 2020 and 2021, respectively. We define active investors as investors who have made at least one investment through our wealth management platform or have had client assets with us above zero in the past twelve months. Our total wealth management client assets were RMB346.9 billion, RMB426.6 billion and RMB432.7 billion (US$67.9 billion) as of December 31, 2019, 2020 and 2021, respectively. Excluding legacy products, our total wealth management client assets were RMB243.6 billion, RMB407.2 billion and RMB432.7 billion (US$67.9 billion) as of December 31, 2019, 2020 and 2021, respectively.
Meanwhile, our broad spectrum of investment products, technology-driven investment service and premier investment experience have enabled us to maintain high investor stickiness and service our customers’ full life span investment demands. The average number of investment products held per investor was 7.9 for investors with client assets between RMB300,001 and RMB1,000,000, and 11.9 for investors with client assets above RMB1,000,000 as of December 31, 2021. We believe that high investor stickiness to our platform will contribute to an expansion in unit economics and help maximize our investors’ lifetime value to us.
In addition, we launched a financial service platform in 2019 to connect and empower third-party agents and financial institutions with our platform services. We refer to this platform as Lujintong or LJT. Our LJT platform enables third-party agents across different cities in China to refer their end-customers
to financial institutions. These partner institutions will then offer a comprehensive suites of personal financial products or services to these end-customers
As of the date of this annual report, substantially all of the products and services offered to end-customers
referred by agents on our LJT platform are offered by Ping An Bank. We do not bear any risk for products and services facilitated via our LJT platform.
Our Platform Investors
We serve the Chinese middle class and affluent investors with ample investable assets, whose investment demand is not sufficiently addressed by the traditional wealth management industry in China. Our platform investors average 39 years of age, and approximately 53% are female. We have a large and growing investor base, and a large proportion of our total client assets come from those investors who invest with us on a larger scale. Our active investors have been registered on our platform for an average of more than four and a half years.
The table below presents information about our platform investors and client assets as of the dates indicated.

	As of December 31,
	2019	2020		2021
			YOY%		YOY%
Number of registered users (millions)	44.0	46.2	4.9	51.6	11.8
Number of active investors (millions)	12.5	14.9	19.0	15.5	4.3
Total client assets (RMB billions)	346.9	426.6	23.0	432.7	1.4
Current products (RMB billions)	243.6	407.2	67.2	432.7	6.2
Legacy products (RMB billions)	103.3	19.4	(81.3)	—	—
Average client assets in total products per active investor (RMB)	27,743	28,663	3.3	27,885	(2.7)
Average client assets in current products per active investor (RMB)	19,774	27,671	39.9	28,146	1.7
Contribution of client assets from active investors with client assets over RMB300,000 (%)	73.1	75.5		81.0

Note:	The two columns marked “YOY%” show the percentage increase or decrease in the absolute numbers compared to the corresponding numbers from one year earlier.
We target investors with higher investable assets. As shown above, our platform investors with client assets over RMB300,000 contributed 73.1%, 75.5% and 81.0% of total client assets on our platform as of December 31, 2019, 2020 and 2021, respectively. In addition to investing more on the platform, our higher end investors are also active and hold a broader set of products. Almost all of our platform investors with client assets greater than RMB300,000 have opened an integrated smart account as of December 31, 2021.
The table below shows the breakdown of our total client assets by investor category as of the dates indicated, excluding legacy products.

	As of December 31,
	2019		2020		2021

	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Total Client Assets for Current Products
Up to RMB100,000	22.8	9.4	21.1	5.2	21.7	5.0
RMB100,001 to RMB300,000	47.9	19.7	50.0	12.3	48.6	11.2
RMB300,001 to RMB1,000,000	69.8	28.7	95.7	23.5	97.9	22.6
RMB1,000,001 or more	96.2	39.5	210.5	51.7	252.4	58.3
Others (1)	6.8	2.8	29.9	7.4	12.2	2.8

Total	243.6	100.0	407.2	100.0	432.7	100.0

(1)	Others includes stocks and recent cooperation with third parties where detailed breakdowns of average customer client assets is not yet available to us.
The table below shows the average client assets in current products categorized by investor client assets in total products, including both current and legacy products, as of the dates indicated.

	As of December 31,
	2019	2020	2021

	(RMB)
Average Client Assets in Current Products per Active Investor
Up to RMB100,000	1,944	1,488	1,461
RMB100,001 to RMB300,000	140,317	167,404	186,434
RMB300,001 to RMB1,000,000	362,274	510,520	570,217
RMB1,000,001 or more	1,468,741	2,693,993	3,194,897
Average client assets in current products per active investor	19,774	27,671	28,146
The table below shows the average number of products held categorized by investor client assets in total products as of the dates indicated, excluding investors who only hold legacy products.

	As of December 31,
	2019	2020	2021

Average Number of Products Held per Active Investor
Up to RMB100,000	1.3	1.2	1.2
RMB100,001 to RMB300,000	3.8	4.0	4.8
RMB300,001 to RMB1,000,000	5.8	6.6	7.9
RMB1,000,001 or more	8.5	11.0	11.9
Average number of products held	1.6	1.5	1.4

Many of our platform investors are qualified investors as defined by Chinese regulations. We offer a broad suite of product selections catering to the needs of qualified investors and are able to facilitate suitable products to them. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Wealth Management Business.”
Although we primarily target the middle class and affluent, we also focus on growing the overall scale of our investor base. We believe that investors in the lower categories of average client assets have the potential to increase their client assets invested on our platform over time and generate greater value in the future.
We have attracted investors with diversified demographics, age and gender. Our platform investors have a variety of investment purposes, including preservation of wealth, stable growth and higher returns. The table below shows the top 10 provinces where our platform investors are located in by total client assets as of December 31, 2021.

Province	Total Client Assets	Active Investors	Average Client Assets per Active Investor
	(RMB billions)	(thousands)	(RMB)
Guangdong	63.6	2,150	29,581
Shanghai	43.7	749	58,344
Beijing	34.6	634	54,574
Zhejiang	34.2	963	35,514
Jiangsu	33.7	1,250	26,960
Shandong	24.7	1,434	17,225
Liaoning	21.1	714	29,552
Fujian	16.2	614	26,384
Hubei	13.7	764	17,932
Heilongjiang	13.3	482	27,593
Other	133.9	5,762	23,233

Total	432.7	15,516	27,885

Products and Product Partners
We facilitated the offering of 13,639 products on our platform as of December 31, 2021, including 3,055 asset management plans, 1,051 bank products, 7,555 mutual fund products, 201 private investment fund products and 1,604 trust products, among others.
Given the recent changes in regulatory landscape, we have experienced major shifts in our product mix since 2017. In response to regulatory changes affecting the entire industry, we stopped the facilitation of offering B2C products in the second half of 2017 and peer-to-peer
products in August 2019. We focus on proactively expanding our current product offerings. Client assets invested in our current products have grown from RMB243.6 billion as of December 31, 2019 to RMB407.2 billion as of December 31, 2020 and to RMB432.7 billion (US$67.9 billion) as of December 31, 2021. In line with the industry-wide shift from fixed-return products towards net asset value-based products, the percentage of client assets invested in net asset value-based products was 12.3%, 15.9% and 14.6% as of December 31, 2019, 2020 and 2021, respectively.
We have been able to help our platform investors navigate these major shifts while maintaining positive returns and staying loyal to our platform. We have generally been successful in retaining active investors from year to year. Our retention rate, which we define as the percentage of the active investors as of one year earlier who were still active investors at the end of that year, has shown steady improvement at 93.3% as of December 31, 2019, 96.8% as of December 31, 2020 and 96.1% as of December 31, 2021.
The table below shows the client assets for each product category as of the dates indicated. As we have discontinued our facilitation of legacy products, we have focused on retaining our platform investors by offering an increasing number and selection of additional investment products.

	As of December 31,
	2019		2020			2021
	(RMB billions)	(% of total)	(RMB billions)		(% of total)	(RMB billions)		(% of total)
Client Assets by Product Category
Asset management plans	94.2	27.2	95.3		22.3	54.4		12.6
Bank products	49.2	14.2	177.1	(1)	41.5	222.7	(1)	51.5
Private investment funds	26.4	7.6	26.3		6.2	34.6		8.0
Mutual funds, excluding money market funds	22.6	6.5	30.3		7.1	29.2		6.7
Money market funds	18.1	5.2	22.8		5.3	18.5		4.3
Trust products	16.0	4.6	36.8		8.6	53.0		12.2
Others (2)	17.0	4.9	18.5		4.3	20.3		4.7

Total of Current Products	243.6	70.2	407.2		95.5	432.7		100.0
Legacy Products	103.3	29.8	19.4		4.5	—		—

Total of All Products	346.9	100.0	426.6		100.0	432.7		100.0

(1)	Bank products include online deposit products, Ping An Bank flagship store products within the Lufax App and wealth management products from subsidiaries of commercial banks.
(2)	Others includes stocks, insurance products and cash balance in accounts.
Our full-suite product offerings are supported by strong product sourcing capabilities. As of December 31, 2021, we have relationships with 470 third-party product providers, including 45 banks, 29 trust companies, 125 mutual fund companies, 122 private investment fund management companies, 109 asset management companies, and 40 others such as securities companies and insurance companies.
We require our investment product providers to maintain the requisite licenses to issue their products in compliance with relevant regulations to our platform investors.
Most of our current wealth management products generate fees in proportion to the client asset balance. For 2021, 19% of our wealth management transaction and service fees were collected from platform investors, and the other 81% were collected from asset providers.
Asset Management Plans
Asset management plans include a variety of products issued by securities companies and pension insurance companies. As of December 31, 2021, we facilitated the offering of 3,055 asset management plan products from 109 suppliers. Total client assets held in asset management plan products were RMB94.2 billion, RMB95.3 billion and RMB54.4 billion (US$8.5 billion) as of December 31, 2019, 2020 and 2021, respectively. Asset management plans may have minimum investment thresholds as high as RMB1,000,000.
Bank Products
Bank products grew rapidly in popularity on our platform between 2019 and 2021. Total client assets held in bank products were approximately RMB49.2 billion, RMB177.1 billion and RMB222.7 billion (US$27.8 billion) as of December 31, 2019, 2020 and 2021, respectively. In response to regulatory changes, we ceased to facilitate the bank deposit products provided by our bank partners in December 2020, but we continue to help our bank partners to distribute other bank wealth management products. As of December 31, 2021, we helped 45 banks to distribute 1,051 bank products.
Private Investment Funds
We facilitate the distribution of private investment fund products, including securities investment funds, private equity and venture capital funds and others. Securities investment funds are private funds and funds of funds that invest in public securities or in asset management plans that invest in such public securities. Private equity and venture capital fund products include private equity funds, venture capital funds and funds of funds that invest in equity securities acquired outside of public trading markets or asset management plans that invest in such equity securities. As of December 31, 2021, we facilitated the offering of 201 private investment fund products from 122 suppliers. Total client assets held in private investment fund products were RMB26.4 billion, RMB26.3 billion and RMB34.6 billion (US$5.4 billion) as of December 31, 2019, 2020 and 2021, respectively. The following table shows the breakdown of client assets in private investment funds by fund type as of the dates indicated.

	As of December 31,
	2019		2020		2021
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Client Assets by Category
Securities investment	21.0	79.5	20.5	77.9	30.4	87.8
Private equity and venture capital	5.4	20.5	5.8	22.1	3.9	11.3
Others	—	—	—	—	0.3	0.9

Total Private Investment Funds	26.4	100.0	26.3	100.0	34.6	100.0

Private investment funds are sold to qualified investors and have a minimum investment threshold of RMB1,000,000.
Mutual Funds
We facilitate the distribution of mutual fund products, including a variety of money market, hybrid, fixed income, equity and other funds that are publicly available to all investors. As of December 31, 2021, we facilitated the offering of 7,555 mutual fund products from 125 suppliers. Total client assets held in mutual fund products were RMB40.7 billion, RMB53.2 billion and RMB47.6 billion (US$7.5 billion) as of December 31, 2019, 2020 and 2021, respectively. As the following table shows, the distribution of client assets between different types of mutual funds became considerably more diverse in 2020 and 2021. The percentage of the client assets of money market funds in the total client assets held in mutual fund products decreased from 44.5% as of December 31, 2019 to 38.9% as of December 31, 2021 as our platform investors diversified their assets into more sophisticated products offered on our platform.

	As of December 31,
	2019		2020		2021
	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Client Assets by Mutual Fund Type
Money market funds	18.1	44.5	22.8	42.9	18.5	38.9
Hybrid funds	10.0	24.6	17.6	33.1	17.5	36.8
Fixed income funds	9.6	23.5	7.2	13.5	5.4	11.3
Equity funds	2.9	7.0	5.0	9.4	5.7	12.0
Other	0.1	0.4	0.4	0.8	0.6	1.3

Total Mutual Funds	40.7	100.0	53.2	100.0	47.6	100.0

The majority of client assets held in money market fund products are linked to automatic investments made by our integrated smart account using idle investor funds it holds. See “—Integrated Account.”
Trust Products
We help our trust company partners to distribute their products by providing information technology services. The duration of the trust plan may be six months, one year, two years, or longer. As of December 31, 2021, we helped 29 suppliers to distribute 1,604 trust products. The minimum ticket size is typically RMB1,000,000, though trusts with standard bond products may have a minimum ticket size as low as RMB300,000. Total client assets held in trusts were RMB16.0 billion, RMB36.8 billion and RMB53.0 billion (US$8.3 billion) as of December 31, 2019, 2020 and 2021, respectively.

Others
We also facilitate the distribution of a wide variety of other products, including stocks and insurance products. As of December 31, 2021, we facilitated the offering of 173 other products from 40 suppliers. The cash balance in accounts is also included here in the category of “others.” Total client assets held in other products were RMB17.0 billion, RMB18.5 billion and RMB20.3 billion (US$3.2 billion) as of December 31, 2019, 2020 and 2021, respectively. The following table shows the breakdown of client assets in other products by product type as of the dates indicated.

	As of December 31
	2019		2020		2021

	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Client Assets by Category
Stocks	5.2	30.7	7.4	40.0	9.1	44.8
Insurance products	3.2	19.0	4.7	25.4	7.6	37.4
Cash balance in accounts	8.5	50.3	6.3	34.1	3.5	17.2

Total Others	17.0	100.0	18.5	100.0	20.3	100.0

Legacy Products
We stopped facilitating the offer of B2C products in the second half of 2017 and peer-to-peer
products in August 2019, primarily due to changes in strategy and regulatory requirements. For a further description of the changes in regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Online Lending Information Intermediary Services.” Legacy products as a percentage of total client assets fell to 29.8% by December 31, 2019, to 4.5% by December 31, 2020, and to nil as of December 31, 2021. As legacy products have matured or been redeemed, we have endeavored to retain the investors and shift the client assets to our current product categories by leveraging our diversified product offering, our matching capabilities and our personalized investment services.
Platform Investor Acquisition and Retention
We acquire and retain our platform investors through three channels: Ping An ecosystem, online direct marketing and member referral channel.
The following table shows total client assets by channel, excluding legacy products:

	As of December 31,
	2019		2020		2021

	(RMB billions)	(%)	(RMB billions)	(%)	(RMB billions)	(%)
Total Client Assets by Channel
Ping An ecosystem	102.4	43.2	186.5	49.4	226.5	53.9
Online direct marketing	90.8	38.3	134.7	35.7	141.2	33.6
Member referral	43.6	18.4	56.1	14.9	52.8	12.6

Total	236.9	100.0	377.3	100.0	420.5	100.0

Note:	Excludes “others.”
The following table shows active investors by channel, excluding investors who only held legacy products:

	As of December 31,
	2019		2020		2021

	(millions)	(%)	(millions)	(%)	(millions)	(%)
Active Investors by Channel
Ping An ecosystem	4.3	34.9	4.6	31.3	4.8	31.2
Online direct marketing	3.8	30.9	5.4	36.7	5.8	37.7

Member referral	4.2	33.8	4.7	32.0	4.8	31.2

Total	12.3	100.0	14.7	100.0	15.4	100.0

Note:	Excludes “others.”
The following table shows average client assets per active investor by channel, excluding legacy products and investors who only held legacy products:

	As of December 31,
	2019	2020	2021

	(RMB)
Average Client Assets per Active Investor
Ping An ecosystem	23,800	40,158	47,583
Online direct marketing	23,611	25,175	24,149
Member referral	10,467	11,879	11,087
Our diversified investor acquisition channels and our ability to refine them through our operating experience have enabled us to source investors in an effective and efficient way.
Ping An Ecosystem
We leverage the Ping An ecosystem to source high quality investors. We pay referral fees to members of the Ping An ecosystem upfront on each purchase of products displayed on our platform by investors they referred. Investors sourced through the Ping An ecosystem typically invest more with our platform with average client assets per investor, excluding legacy products and investors who only held legacy products and excluding others, of RMB47,583 (US$7,467) as of December 31, 2021. The synergy between our products and complementary product offerings within the Ping An ecosystem has enhanced customer loyalty for all parties.
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
Investor Experience and Personalized Services
We offer our platform investors a seamless and customized investing experience, and we continuously improve the investing experience through technology. We widely use
AI-based
robots to optimize customer services. For 2021, 88% of the inbound enquiries from investors were handled by our chatbot. We also rolled out drop-off
chatbot where our AI robot will imitate outbound enquiry directly to solve the problem the investors may encounter during the investing experience. As a result, our investing completion rate, defined as the percentage of investors completing an investment among the investors browsing the product pages, improved by 16% from 2020 to 2021.

Our effective engagement and interaction with our platform investors leads to higher customer stickiness and retention. For 2021, the average number of visits on our platform per month per investor was approximately 20 visits for investors with client assets of RMB300,001 to RMB1,000,000, and approximately 35 visits for investors with client assets above RMB1,000,000. Our retention rate, which we define as the percentage of the active investors as of one year earlier who were still active investors at the end of that year, was 93.3% as of December 31, 2019, 96.8% as of December 31, 2020 and 96.1% as of December 31, 2021.
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
We utilize multiple proprietary tools to better serve the investors’ individualized needs and assist them along their investment journey. This starts with the offline-to-online
customer acquisition process, where LuFlex assists the direct marketer or channel partner with an outbound call robot and targeted marketing tools. During the investor onboarding process, LuFlex provides multi-dimensional user profiling to support KYC. During the browsing and product selection process, LuFlex provides the intelligent product matching engine that enables investors to find the products that best suit them, based on a combination of our KYC and KYP ratings and our KYI models. The intelligent product matching engine provides customers with personalized content and interface that match their purchasing habits and portfolio, in the form of different product layouts and tailored search results. Portfolio investment services help investors achieve and maintain the desired balance of risk and diversification on a portfolio level. “Smart robots” are applied in more than 2,200 scenarios and are capable of intent identification, sentiment analysis, multi-round dialog, and semantic error correction. LuFlex operates the automated operating platform that allows investors to manage their portfolios quickly and efficiently after making investments. It also pushes content to them in real time, including special risk alerts relating to their portfolio. Finally, LuFlex supports real-time customer services based on our proprietary customer retention models. Our customer services robot can use app push notifications, Weixin messages and text messages to interact with our customers, and a special relationship management tool facilitates communications between our customers and our customer service personnel.
In all, LuFlex plays an important role in our efforts to provide moment-to-moment
personalized services to our customers and helps attract and retain customers.
Lufax APP
Our Lufax APP provides a
one-stop
technology-enabled platform for our customers.
Personalized offer / content
: Investors have the option either to choose the products identified by the robot or actively select the products they prefer. For the former, our platform can generate experience-based precise product recommendations matching the investor’s profile based on sophisticated KYC, KYP and KYI processes and on the individual investors’ risk appetite. For the latter, our platform shows a product mapping that demonstrates all the major products offered on the app across risks, returns and tenors so that investors themselves can choose. Throughout the whole process, investors are given fully transparent product disclosure, an easy interface for viewing historical performance, and a one-click
procedure for making an investment. Every step, every click, every view is recorded by blockchain to ensure a monitored investment process.
Active market intelligence and user generated content interactions
: Investors can get access to the latest market information and intelligence real time. They can also interact with others in the community through user generated comment including guidance and comments on investments.

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
Know Your Customer (KYC)
We believe an accurate understanding of investor risk tolerance is the foundation for facilitating suitable products to investors. In addition to our partners’ own KYC procedures, to better understand our platform investors’ risk tolerance, we as a platform have also developed proprietary data-driven KYC models to supplement traditional investor questionnaires. Combining the output of these models with the responses to our questionnaires, we assign each investor a risk rating ranging from C1 to C5, with C1 being the most risk-averse and C5 being the least so. Each investor is given opportunities three times per year to update their risk rating by recompleting the questionnaire or requesting a re-evaluation
to reflect the change of their status. We also monitor and periodically update our platform investors’ risk rating through our analysis of investment behavior data. The following graph shows the distribution of the number of platform investors and client assets per platform investor by KYC risk rating as of December 31, 2021, including legacy products but excluding others.

	Active Clients	Client Assets (1)
	(millions)	(RMB billions)	(% of total)
Client Numbers by Risk Tolerance
C1 and unrated	9.9	38.4	9.1
C2	3.1	106.5	25.3
C3	1.6	106.9	25.4
C4	0.7	88.9	21.1
C5	0.2	79.8	19.0

Total	15.5	420.5	100.0

(1)	Excludes others
Our platform investors with higher risk ratings tend to have higher investable assets, as evidenced by higher average client assets per investor for C5 investors than C1 investors.
Know Your Product (KYP)
Our KYP system is a comprehensive, intelligent and data driven system which covers full product offerings and life cycles.
Risk Policies
. We implement risk policies to ensure all departments comply with our risk management framework by setting clear rules, approval requirements and limits regarding our investment product providers, underlying assets, and asset classes.
Risk Ratings
. We have built models to assign risk ratings to both investment products and their providers by considering variables such as the scale of assets under management, historical returns of assets managed, Sharp ratios, macroeconomic outlooks, product structure, investment strategy and ratings by third-party rating agencies. The risk ratings on our products range from R1 to R5, with R1 being the least risky and R5 being the most risky. These ratings will be disclosed to investors and used for investor assessment and product pricing. The following table shows the distribution of client assets by KYP risk rating as of December 31, 2021:

	Client Assets
	(RMB billions)	(% of total)
Client Assets by Risk Ratings
R1	65.5	15.1
R2	65.5	15.1
R3	28.6	6.6
R4	17.3	4.0
R5	4.7	1.1
Trust products(1)	50.0	11.6
Unrated(2)	201.1	46.5

Total	432.7	100.0

(1)	Certain trust products have a separate system of risk ratings with seven levels
(2)	Unrated products are primarily cash balance in accounts and stocks
Risk Monitoring
. Our risk monitoring system tracks financial and
non-financial
metrics throughout the life of the investment product. If any risks are detected, it will alert our risk management team to conduct further due diligence, which will be reflected in the risk rating of the product and disclosed to investors.
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
Platform Service
We launched an online financial service platform in 2019 to connect and empower third-party agents and financial institutions with our platform services. We refer to this platform as Lujintong or LJT. Our LJT platform enables third-party agents across different cities in China to refer their end-customers
to financial institutions.
Financial Institutions.
Our LJT platform empowers financial institutions with a customer acquisition channel and integrated and technology-driven services. As of the date of this annual report, the financial institution that cooperates with our LJT platform is Ping An Bank.
Agents.
Our LJT platform is an open and
easy-to-use
platform for agents to use and monetize their connections to end-customers
who have a demand for borrowings, investments or insurances. We have established an offline direct relationship management team across different cities in China to acquire and service agents for our LJT platform.
End-customers.
As of the date of this annual report, the borrowers referred by agents to financial institutions through our LJT platform are generally different from target borrowers for our retail credit facilitation business. We are not involved in loan application, fraud detection or credit approval process and do not bear any credit risk for loan products facilitated via our LJT platform.
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
The integrated account is a key feature page on the wealth management app. In addition to its transactional elements, the integrated account page is a key portal to stream
AI-enabled
product selections and value added services to investors. Through this portal, investors can review their KYC status, and understand how their asset allocation compares to model allocations and peers with similar profiles. Analysis, supported by AI chat bots, is provided on potential investment concentration risks and suggestions are offered on how to better achieve diversification and balance relative risk and return across asset classes. Also within this page are functions to review platform membership status and manage loyalty benefits that customers accumulate. In 2021, we achieved 96.1% retention of wealth management investors, where the integrated account played an important role in driving on-going
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
For example, through the application of deep learning and big data analytics, our platform supports automated portfolio investment tools that construct tailored investment portfolio options that match investors’ risk appetites and can achieve higher investment return through diversification and automated investments. Based on our platform investors’ investment behavior data, we also facilitate the offering of personalized investment products and services using automated algorithms and analytics, which significantly improve the conversion rate of our marketing activities. In addition, our data-driven anti-fraud model enable us to identify and screen out organized fraud attempts through graphic computation and machine learning algorithms. Furthermore, we have developed an
AI-driven
customer services information message system, which allows us to migrate our customer services from traditional telephone model to online interactive model and answer our customers’ questions by machine, improving our operational efficiencies and customer experiences.
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
We regard our patents, copyrights, trademarks, domain names, know-how,
proprietary technologies and similar intellectual property as critical to our success, and we rely on patent, copyright, trademark, and trade secret law and confidentiality, invention assignment and non-compete
agreements with our employees and others to protect our proprietary rights. As of December 31, 2021, we had registered 239 patents with the PRC State Intellectual Property Office in China and 247 software copyrights and art work copyrights with the PRC National Copyright Administration. We had 326 registered domain names and 842 registered trademarks as of the same date.
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

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalog of Industries in which Foreign Investment is Encouraged (2020 edition) and the Special Administrative Measures for Foreign Investment Access (Negative List 2021), or the 2021 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2021 Negative List. Industries not listed in the 2021 Negative List are generally open to foreign investments unless specifically restricted by other applicable Chinese regulations. Under the 2021 Negative List, foreign equity in companies providing value-added telecommunications services, excluding
e-commerce,
domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%.
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
Under the Foreign Investment Law, foreign investment is accorded pre-admission
national treatment, which means that treatment given to foreign investors and their investments shall not be less favorable than those given to domestic investors and their investments, except where a foreign investment falls under the 2021 Negative List. It also provides several protective rules and principles for foreign investors and their investments in the PRC, including foreign investors’ funds being freely transferred out and into the territory of the PRC through the entire life cycle from the entry to the exit of foreign investment, a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises to be established, and prohibition of the state to expropriate any foreign investment except under special circumstances.
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
Regulations on Foreign Investment in Value-Added Telecommunications
Foreign direct investment in telecommunications companies in China is governed by the Administrative Rules on Foreign-invested Telecommunications Enterprises, which were issued by the State Council in 2001 and last amended on February 6, 2016. It provides that a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China shall not exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a good track record and experience in providing these services. However, the 2021 Negative List provides that foreign investors may hold 100% equity interest in
e-commerce,
domestic multi-party communications, data collection and transmission services and call centers. Further, on March 29, 2022, the State Council issued the Decision of the State Council to Amend and Repeal Certain Administrative Regulations, effective May 1, 2022. According to the above decision, foreign investors who are involved in a business providing value-added telecommunications will be no longer subject to the requirement to demonstrate a good track record and experience in providing the services. In addition, the amended rules simplify the application process for telecommunication business operation permits and shorten the review period.
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

Regulations on Internet Information Services
The Administrative Measures on Internet Information Services, which were issued by the State Council in 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. Pursuant to these measures, “internet information services” are defined as services that provide information to online users through the internet. These measures require internet information services operators to obtain an ICP license from the relevant government authorities before engaging in any commercial internet information services operations in China. Internet information services operators operating non-commercial
internet information services are required to complete the relevant filing procedures.
In addition, internet information service providers are required to monitor their websites to ensure that they do not contain content prohibited by law or regulation. The PRC government may require corrective actions to address non-compliance
by ICP license holders or revoke their ICP license for serious violations. Furthermore, the MIIT Circular on Regulating the Use of Domain Names in Internet Information Services, issued on November 27, 2017 and came into effect on January 1, 2018, requires internet information service providers to register and own the domain names they use in providing internet information services. The consolidated affiliated entities and their subsidiaries hold licenses for value-added telecommunications services covering online data processing and transaction processing business and internet information services. Shanghai Lufax is applying for the renewal of an ICP license.
Regulations on Mobile Internet Application Information Services
On June 28, 2016, the CAC issued the Administrative Provisions on Mobile Internet Application Information Services, which took effect on August 1, 2016. It requires internet information service providers who provide information services through mobile internet applications, in other words apps, to authenticate the identity of the registered users, establish procedures for protection of user information, establish procedures for information content censorship and management, ensure that users are given adequate information concerning an app and are able to choose whether an App is installed and whether or not to use an installed App and its functions and keep records of users’ logs for 60 days. If an internet information service provider violates these regulations, mobile app stores through which it distributes its apps may issue warnings, suspend the release of its apps, or terminate the sale of its apps, and/or report the violations to governmental authorities.
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

The Interim Measures for the Administration of Private Loans, which were issued by the CBRC on February 12, 2010, provide that lenders shall not issue private loans without specified purposes. In addition, lenders shall only entrust certain part of loan investigation to qualified third-party companies and shall not entrust the whole process of loan investigation to third-party companies.
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

The Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security and the Ministry of Justice jointly issued the Notice on Promulgating the Opinions on Several Issues concerning the Handling of Criminal Cases of Illegal Lending on July 12, 2019, which came into effect on October 21, 2019. It clarifies the standards for the determination of whether the illegal lending activity constitutes the crime of illegal business operations. It provides that it will be convicted of the crime of illegal business operations and punished in accordance with Item 4 of Article 225 of the Criminal Law, if it meets all of the following criteria: (i) without the approval of the regulatory authorities or beyond the business scope, for the purpose of making profits, frequently granting loans to non-specific
objects of the society which disturbs the order of the financial market, (ii) having been deemed as a “serious circumstance.” “Frequently granting loans to non-specific
objects of the society” shall refer to lending to non-specific several persons (including entities and individuals) in the name of loans or in any other name for more than 10 times within two years. If the repayment period is extended after the maturity of the loan, the number of times the loan is granted shall be counted as once.
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
On November 2, 2020, the CBIRC, the People’s Bank of China and other regulatory authorities released a consultation draft of the Interim Measures for the Administration of Online Microloan Business, which states that a microloan company must obtain the official approval of the CBIRC to conduct an online micro lending businesses outside the province where it is registered. In addition, the draft provides the statutory qualified requirements for an online microloan company, covering such things as registered capital, controlling shareholders, and use of the internet to engage in an online microloan business.
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
Regulations Relating to Financing Guarantee Companies
The Tentative Measures for the Administration of Financing Guarantee Companies were jointly promulgated by the CBRC, the NDRC, the MIIT, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, and the State Administration for Market Regulation on March 8, 2010, which stipulated the registered capital, business scope, operating rules, risk control and supervision of financing guarantee companies, and also provided that the outstanding balance of financing guarantee liabilities of a financing guarantee company shall not exceed 10 times of that company’s net assets. The State Council released the Regulation on Financing Guarantee Companies, effective from October 1, 2017, to further clarify various regulatory indicators. “Financing guarantee” shall mean the activities where a guarantor provides a guarantee for debt financing such as borrowings or debentures of a debtor. According to such regulation, any entity without a qualified license to engage in the financing guarantee business will be ordered to suspend its operations and be subject to a fine between RMB500,000 and RMB1 million, and its relevant illegal income will be confiscated accordingly. In addition, if the outstanding balance of financing guarantee liabilities of the financing guarantee company does not meet the requirements pursuant to the aforementioned rules, it will be ordered to make timely rectification. If the company fails to make rectification in a timely manner, a fine of between RMB100,000 and RMB500,000 will be imposed, and the illegal income will be confiscated. Such a company may be ordered to suspend its business for rectification, and, under serious circumstances, its license for financing guarantee business may be revoked.
The Notice on Issuing Four Supporting Systems for the Regulations on the Supervision and Administration of Financing Guarantee Companies was jointly promulgated by the CBRC, the NDRC, the MIIT, the Ministry of Finance, the Ministry of Agriculture and Rural Affairs and the People’s Bank of China on April 2, 2018, which includes the Administrative Measures on Financing Guarantee Business Permits, the Measures on the Measurement of the Balance of Financing Guarantee Liability, Administrative Measures on the Asset Proportion of Financing Guarantee Companies and Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies. In the event of its establishment, merger, division or capital reduction, a financing guarantee company shall have its financing guarantee business permit issued or replaced upon approval of the regulatory body.

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
The Notice on the Promulgation of Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, jointly promulgated by the CIBRC, the NDRC, the MIIT, the Ministry of Commerce, the People’s Bank of China, the Ministry of Housing and Urban-Rural Development, the Ministry of Agriculture and Rural Affairs, and the State Administration for Market Regulation on October 9, 2019, stipulates that all local regulatory departments shall conduct a comprehensive investigation, and strictly carry out the license supervision of institutions that actually operate financing guarantee businesses. In addition, regulatory departments shall effectively manage the standardization of the names of financing guarantee companies within their respective jurisdictions in concert with market regulatory departments. Where the balance of a single guarantee amount is no more than RMB5 million and the guaranteed person is a micro or small enterprise, the weight of loan guarantee business is 75%; where the balance of a single guarantee amount is no more than RMB2 million and the guaranteed person is a peasant household, the weight of loan guarantee business is 75% and the weight of housing property guarantee business for supporting residents to purchase houses is 30%. For companies engaging in financing guarantee business without the financing guarantee business operation license, the relevant authority will order them to close down and settle the legacy business properly.
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
Regulations on Credit Guarantee Insurance
The Interim Measures for Regulating the Credit Guarantee Insurance were issued by the China Insurance Regulatory Commission, one of the predecessors of the CBIRC, on July 11, 2017 to regulate the business operations of credit guarantee insurance. It was repealed by the Measures for Regulating the Credit Insurance and Guaranty Insurance issued by the CBIRC on May 8, 2020. Pursuant to these measures, “financial credit guarantee business” refers to the credit guarantee business in which insurance companies provide insurance protection for the performance of credit risks of financing contracts such as borrowing and financing leases. Insurance companies shall not outsource credit risk review and credit management businesses to third-party partners, and shall not underwrite financial credit guarantee business in which the interest rates of loans exceed the regulatory upper limit. Insurance companies shall strengthen the supervision and management of the operation activities of cooperative institutions, head offices shall formulate a unified template for cooperation agreements to clarify the rights and obligations of both parties, and insurance companies shall make clear requirements in terms of access, evaluation, withdrawal, and complaints according to the characteristics and risks of different cooperative institutions. The Notice of the General Office of China Banking and Insurance Regulatory Commission on Relevant Issues Concerning Further Strengthening and Improving the Product Supervision of Property Insurance Companies, effective from March 1, 2020, stipulates that the credit insurance and guarantee insurance products over one year are required to complete the record-filing instead of the approval procedure.
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

Regulations Relating to Cash Loans
Circular 141 describes “cash loans” as loans that are unrelated to the circumstances of their use, with no designated use for the loan proceeds, no limitation for the borrower groups and no collateral for the loans. The description of a cash loan under Circular 141 is vague and subject to further regulatory interpretation. Circular 141 sets forth various prohibitions and obligations on banking financial institutions participating in “cash loan” businesses, including that: (i) banking financial institutions shall not provide any unlicensed institutions in any form with the funds to be used for lending, or grant loans together with such institutions; (ii) with respect to a lending business conducted in collaboration with a third party institution, outsourcing of the core business (including the credit assessment and risk control) is prohibited, and the provision of any credit enhancement service, whether or not in a disguised form (including the commitment to bear the risk of default) by any third-party institutions without guarantee qualifications are also prohibited, and (iii) banking financial institutions must require and ensure that such third-party institutions do not collect any interest or fees from the borrowers.
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
Regulations Relating to Fund-Raising
The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council, which were amended and replaced by the Regulations of Preventing and Handling of Illegal Fund-Raising on May 1, 2021, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising, issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security jointly released the Opinions on Several Issues Concerning Criminal Cases of Illegal Fund Raising on January 30, 2019, to further clarify the issues regarding illegal public fund-raising. Under the regulations that came into effect on May 1, 2021, illegal public fund-raising shall mean the pooling of funds from unspecified natural or legal persons by promising to repay principal and interest or offering other investment returns without the permit of the financial administrative department under the State Council in accordance with law or in violation of financial regulations.
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

Regulations Relating to Internet Advertising
The main regulations governing internet advertising include the Advertising Law of the PRC, which was recently amended on October 26, 2018, and the Interim Measures for Administration of Internet Advertising, which were issued by the State Administration for Market Regulation in 2016. Pursuant to these regulations, internet advertisers are responsible for the authenticity of the content of advertisements. The identity, administrative license, cited information and other certificates that advertisers are required to obtain in publishing internet advertisements shall be true and valid. Internet advertisements shall be distinguishable and prominently marked as “advertisements” in order to enable consumers to identify them as advertisements. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission. The Internet Advertising Measures also impose several restrictions on the forms of advertisements and activities used in advertising. “Internet advertising” refers to commercial advertisements that directly or indirectly promote goods or services through websites, web pages, internet applications or other internet media in various forms, including texts, pictures, audio clips and videos. Where internet advertisements are not identifiable and marked as “advertisements”, a fine of not more than RMB100,000 may be imposed on the advertisers in accordance with Advertising Law. A fine ranging from RMB5,000 to RMB30,000 may be imposed on the advertisers for any failure to provide a prominently marked “CLOSE” button to ensure
“one-click
closure.” Advertisers who induce users to click on the content of advertisements by fraudulent means or without permission, attach advertisements or advertising links in the emails shall be imposed a fine ranging from RMB10,000 to RMB30,000.
On December 31, 2021, the People’s Bank of China, the MIIT, the CBIRC, the CSRC, the CAC, SAFE and the State Intellectual Property Office issued the Measures for Administration of Internet Marketing of Financial Products (Draft for Comments), which regulates financial institutions and internet platform operators entrusted by such financial institutions with carrying out internet marketing activities of financial products. Pursuant to this draft measure, financial institutions may not entrust any other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft measure also prohibits third-party online platform operators from participating in the sale of financial products, including interactive consultation with consumers on financial products, suitability assessment of financial consumers, execution of sale contracts and transfer of funds. In addition, online platform operators are not allowed to share the income of financial business by setting various charging mechanisms linked to the loan scale and interest scale.
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

On August 1, 2021, the Measures for the Supervision and Administration of Combating Money Laundering and Financing of Terrorism by Financial Institutions was promulgated by the People’s Bank of China and came into effect. It stipulates a financial institution shall establish a self-assessment system for risks of money laundering and financing of terrorism at the headquarters level, and assess risks of money laundering and financing of terrorism on a regular and irregular basis, and submit the self-assessment situation to the People’s Bank of China or the branch office of the People’s Bank of China at the place where it is located within 10 working days from the date of review by the board of directors or senior executives.
We have implemented various policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorism financing. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be subject to domestic and overseas anti-money laundering and anti-terrorist financing laws and regulations and any failure by us, funding partners or payment agents to comply with such laws and regulations could damage our reputation, expose us to significant penalties and decrease our income and profitability.”
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
Regulations on Anti-Monopoly Matters Related to Internet Platform Companies
The PRC Anti-Monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector. The guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, tying or attaching unreasonable trading conditions, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. In October 2021, the Standing Committee of the National People’s Congress issued a second draft amendment to the amended Anti-Monopoly Law for public comments, which proposes to increase the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.
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
The Cybersecurity Law of the PRC was promulgated by the Standing Committee of the National People’s Congress and took effect on June 1, 2017. Pursuant to it, network operators must comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks must take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. Network operators shall not collect personal information that is irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties. The Regulations on Cybersecurity Supervision and Inspection of Public Security Organs, which were issued by the Ministry of Public Security and came into effect on November 1, 2018, is an important basis for the Public Security Bureau to strengthen the enforcement of the Cybersecurity Law.
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
Pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests, which was issued by the MIIT on October 31, 2019. The Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which was jointly issued by the Supreme People’s Court and the Supreme People’s Procuratorate and came into effect on November 1, 2019, further clarifies the meaning of internet service provider and the severe situations of the relevant crimes.
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

The Cybersecurity Review Measures were issued on April 13, 2020 and took effect on June 1, 2020. The measures provide detailed rules regarding cybersecurity review, and any operator in violation of the regulations shall be penalized in accordance with Article 65 of the Cybersecurity Law. On December 28, 2021, the CAC together with other twelve governmental authorities published a new version of the Cybersecurity Review Measures, which replaced the Cybersecurity Review Measures published in 2020 and became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures and other PRC cybersecurity laws and regulations, critical information infrastructure operators that purchase internet products and services or online platform operators that carry out data processing activities that affect or may affect national security shall be subject to the cybersecurity review. Moreover, where an online platform operator who possesses the personal information of over one million users intends to apply for foreign listing, it must undergo a cybersecurity review. Meanwhile, the Cybersecurity Review Measures grants the competent authorities the right to initiate a cybersecurity review without application, if any member organization of the cybersecurity review mechanism has reason to believe that any internet products, services or data processing activities affect or may affect national security.
On June 10, 2021, the Standing Committee of the National People’s Congress issued the Data Security Law of the PRC, which came into effective on September 1, 2021. The Data Security Law clarifies the scope of data to cover a wide range of information records generated from all aspects of production, operation and management of government affairs and enterprises in the process of the gradual transformation of digitalization, and requires that data collection shall be conducted in a legitimate and proper manner, and the theft or illegal collection of data is not permitted. Data processors shall establish and improve whole-process data security management rules, organize and implement data security training and take appropriate technical measures and other necessary measures to protect data security. In addition, data processing activities shall be conducted on the basis of the graded protection system for cybersecurity. Monitoring of data processing activities shall be strengthened, and remedial measures shall be taken immediately in case of discovery of risks regarding data security related defects or bugs. In case of data security incidents, responsive measures shall be taken immediately, and disclosure to users and report to the competent authorities shall be made in a timely manner.
On October 29, 2021, the CAC published the Draft Measures for the Security Assessment of Outbound Data (Draft for Comments), pursuant to which data processors would be required to conduct security assessments when they transfer outside of China important data or personal information that needs to be assessed, collected and generated during their operation within the territory of China, and should conduct security assessment on personal information that collected and gathered. As of the date of this listing document, the draft measures have not yet promulgated into law.
On November 14, 2021, the CAC published the Regulations on Cyber Data Security Management (Draft for Comments), which specifies that a data processor that seeks to list in Hong Kong whose activities affect or may affect national security should apply for cybersecurity review. As of the date of this listing document, the draft measures have not yet promulgated into law.
Regulations on Privacy Protection
The Regulations on Technological Measures for Internet Security Protection were issued by the Ministry of Public Security and came into effect on March 1, 2006. It requires internet service providers to utilize standard technical measures for internet security protection.
Under the Several Provisions on Regulating the Market Order of Internet Information Services, which were issued by the MIIT and came into effect on March 15, 2012, internet service providers are also prohibited from collecting any personal user information or providing any information to third parties without the consent of the user. The Cybersecurity Law provides an exception to the consent requirement where the information is anonymous, not personally identifiable and unrecoverable. Internet service providers must expressly inform the users of the method, content and purpose of the collection and processing of user personal information and may only collect information necessary for its services. Internet service providers are also required to properly maintain user personal information, and in case of any leak or likely leak of user personal information, they must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

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
The Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC on August 20, 2021, effective November 1, 2021. According to the Personal Information Protection Law, personal information is all kinds of information, recorded by electronic or other means, related to identified or identifiable natural persons, not including information after anonymization handling. The principles of legality, propriety, necessity, and sincerity shall be observed for personal information handling. Moreover, the Personal Information Protection Law specified rules for handling sensitive personal information, which means personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts and individual location tracking, and the personal information of minors under the age of 14. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt the necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services and be subject to confiscation of illegal income, fines or other penalties. Any personal information processor outside the territory of the PRC that analyzes and evaluates the activities of domestic natural persons shall establish a special agency or designate a representative within the territory of the PRC to be responsible for handling matters relating to personal information protection. Where a personal information processor needs to provide personal information outside the territory of the People’s Republic of China due to business or other needs, it shall meet one of the conditions prescribed by the Personal Information Protection Law, such as passing a security evaluation organized by the CAC, or other conditions prescribed by laws, administrative regulations or the CAC. Where an overseas organization or individual engages in personal information processing activities infringing upon the personal information rights and interests of PRC citizens or endangering the national security and public interests of the PRC, the CAC may include such organization or individual in the list of subjects to whom provision of personal information is restricted or prohibited, announce the same, and take measures such as restricting or prohibiting provision of personal information to such organization or individual.
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
control entity is within the PRC.
Non-resident
enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but (i) have entities or premises in China, or (ii) have no entities or premises but have income generated from China. According to the Enterprise Income Tax Law, foreign-invested enterprises in the PRC are generally subject to a uniform enterprise income tax rate of 25%. A non-resident
enterprise that has an establishment or premises within the PRC must pay enterprise income tax at a rate of 25% on its income that is derived from such establishment or premises inside the PRC and that is sourced outside the PRC but is actually connected with the said establishment or premises. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

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
Regulations on Value-added Tax
All entities and individuals engaged in the sale of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax, or VAT, in accordance with the Provisional Regulations on Value-added Tax of the PRC and its implementation rules. The Provisional Regulations on VAT were issued by the State Council in 1993 and amended by the Notice of Adjustment of VAT Rates issued on April 4, 2018 and by the Notice of Strengthening Reform of VAT Policies issued on March 20, 2019. VAT payable is calculated as “output VAT” minus “input VAT.” The rate of VAT varies from 3% to 13% depending on the product type.
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
Regulations on Patent Law
Patents in the PRC are mainly protected under the Patent Law, which was issued by the Standing Committee of the National People’s Congress in 1984 and last amended on December 27, 2008, and its implementation rules, which were promulgated by the State Council in 2001 and last amended on October 17, 2020, effective on June 1, 2021. Draft amendments to the Patent Law are currently under review. The Patent Law and its implementation rules provide for three types of patents: “invention,” “utility model” and “design.” “Invention” refers to any new technical solution relating to a product, a process or improvement thereof; “utility model” refers to any new technical solution relating to the shape, structure, or their combination, of a product, which is suitable for practical use; and “design” refers to any new design of the shape, pattern, color or the combination of any two of them, of a product, that creates an aesthetical feeling and is suitable for industrial application. Invention patents are valid for 20 years, while design patents and utility model patents are valid for 15 years and 10 years, respectively, each calculated from the date of application. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.
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
Regulations on Copyright and Software Products
Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC, which took effect in 1991 and was most recently amended on November 11, 2020, and the related rules and regulations. The next amendment to the Copyright Law took effect on June 1, 2021. Under the Copyright Law, works of Chinese citizens, legal persons or other organizations, whether published or not, enjoy copyright in their works, which include works of literature, art, architectural works, natural science, social science, graphic works and model works such as engineering design plan, product design plan, map, schematic diagram and computer software. The term of protection for copyrighted software is 50 years.

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
On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28, which cancels the restrictions on the domestic equity investment with capital of non-investment
foreign-invested enterprises, including the capital obtained from foreign exchange settlement. Such investments should be real and should be in compliance with the relevant laws, regulations and rules, including the provisions of the 2021 Negative List. In addition, it stipulates that qualified enterprises in certain pilot areas may use their capital income from capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.
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
On July 6, 2021, the PRC government authorities issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to that, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On December 24, 2021, the State Council issued the Draft Provisions, and the CSRC issued the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council.
According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on
offering within three business days after completion of the
follow-on
offering, (iii) with respect to its
follow-on
offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be.
Non-compliance
with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of RMB1 million to RMB10 million on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5,000,000 either individually or collectively.
On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasize the need to strengthen the administration over illegal securities activities and the supervision on offshore listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based offshore-listed companies. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments)), collectively the Draft Overseas Listing Regulations, which regulate overseas securities offering and listing activities by domestic companies in direct or indirect form. The Draft Overseas Listing Administration Provisions, if adopted in its current form, will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities. Pursuant to such regulations, domestic enterprises which issue securities or list overseas will be required to complete filing procedure with and report to the CSRC. The Draft Overseas Listing Regulations also require subsequent report to the CSRC on material events, such as material change in principal business and change of control.

On April 2, 2022, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Management of Overseas Issuance and Listing of Securities (Draft for Comments) for public comments. Pursuant to this draft, domestic joint-stock enterprises listed in overseas markets via direct offering and domestic operational entities of enterprises listed in overseas markets via indirect offering must obtain approval and complete filing or other requirements before they publicly disclose any documents and materials that contain state secrets or government work secrets or that, if divulged, will jeopardize China’s national security or public interest, or before they provide such documents or materials to entities or individuals such as securities companies, securities service providers and overseas regulators. As of the date of this annual report, it is still unclear as to what approvals and procedures might be required in practice.
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
The OJK is currently in the process of amending OJK Regulation No. 77/POJK.01/2016 and the changes are expected to be issued in 2022.
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
The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and the principal consolidated affiliated entities:

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

(2)
Shanghai Xiongguo Corporation Management Co., Ltd. and Shanghai Huikang Information Technology Co., Ltd. hold 99.995% and 0.005%, respectively, of the equity interests in Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.).

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

Our Relationship with Ping An Group
Ping An Group is a top 2 Fortune Global 500 financial institution by revenue in 2021 with over three decades of operating history in China. It offers a full suite of financial services that span the insurance, banking, securities, trust, investment, leasing, healthcare and technology industries. We enjoy significant benefits by having members of Ping An Group as our principal shareholders and strategic partners and by having extensive cooperation across the Ping An ecosystem, which serves approximately 227 million financial services customers. Our business operations and development strategies are supported by Ping An Group in a number of key areas including branding, customer acquisition, credit enhancement, analytics and insights, licenses, and technology. As part of the Ping An ecosystem, we enjoy access to the rest of the Ping An ecosystem and products capabilities spanning insurance, investment, and banking, and have established close business cooperation with Ping An Group, including a mutually beneficial relationship with our credit enhancement partner Ping An P&C, which provided credit enhancement to 73.0% of the outstanding balance of loans we had facilitated as of December 31, 2021. Through the Ping An ecosystem, we also have access to valuable insights built on analytics. In addition, many of the technologies that we use, such as facial and voice recognition technology, AI and machine learning algorithms, and the application of blockchain to suitability management, have been licensed from Ping An Group and OneConnect.

Contractual Arrangements with the Principal Consolidated Affiliated Entities
PRC laws and regulations impose restrictions on foreign ownership and investment in certain internet-based businesses. We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws, regulations and regulatory requirements, we have entered into a series of contractual arrangements, mainly (i) through Weikun (Shanghai) Technology, our wholly foreign owned entity, with Shanghai Xiongguo and Shanghai Lufax, the consolidated affiliated entities, and the shareholders of Shanghai Xiongguo and Shanghai Lufax to obtain effective control over Shanghai Xiongguo and Shanghai Lufax and their subsidiaries, and (ii) through Lufax (Shenzhen) Technology, our wholly foreign owned entity, with Shenzhen Lufax Enterprise Management, the consolidated affiliated entity, and the shareholders of Shenzhen Lufax Enterprise Management to obtain effective control over Shenzhen Lufax Enterprise Management and its subsidiaries.
We currently conduct some of our business through the principal consolidated affiliated entities, Shanghai Xiongguo, Shanghai Lufax and Shenzhen Lufax Enterprise Management, and their subsidiaries based on these contractual arrangements, which allow us to:

•	exercise effective control over the consolidated affiliated entities and their subsidiaries;

•	receive substantially all of the economic benefits from the consolidated affiliated entities and their subsidiaries; and

•	have an exclusive option to purchase all or part of the equity interests and assets in the consolidated affiliated entities and when and to the extent permitted by PRC law.
As a result of these contractual arrangements, we have become the primary beneficiary of the consolidated affiliated entities under IFRS. We have consolidated the financial results of Shanghai Xiongguo, Shanghai Lufax and Shenzhen Lufax Enterprise Management and their subsidiaries in our consolidated financial statements in accordance with IFRS.
Contractual Arrangements with Shanghai Xiongguo, Shanghai Lufax and Their Respective Shareholders
Agreements that Allow Us to Receive Economic Benefits from Shanghai Xiongguo and Shanghai Lufax
Exclusive Business Cooperation Agreements
. Weikun (Shanghai) Technology entered into exclusive business cooperation agreements with each of Shanghai Xiongguo and Shanghai Lufax. Pursuant to these agreements, Weikun (Shanghai) Technology has the exclusive right to provide Shanghai Xiongguo and Shanghai Lufax with comprehensive business support, technical support and consulting services. Without Weikun (Shanghai) Technology’s prior written consent, Shanghai Xiongguo and Shanghai Lufax shall not accept any consulting and/or services covered by these agreements from any third party. Shanghai Xiongguo and Shanghai Lufax agree to pay service fees based on services provided and market conditions on a quarterly basis. Weikun (Shanghai) Technology owns the intellectual property rights arising out of the services performed under these agreements. Unless Weikun (Shanghai) Technology terminates these agreements or pursuant to other provisions of these agreements, these agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by Weikun (Shanghai) Technology with 30 days’ advance written notice.
Agreements that Provide Us with Effective Control over Shanghai Xiongguo and Shanghai Lufax
Voting Trust Agreements
. Through a series of voting trust agreements, each shareholder of Shanghai Xiongguo and Shanghai Lufax irrevocably authorizes Weikun (Shanghai) Technology or any person(s) designated by Weikun (Shanghai) Technology to act as its attorney-in-fact
to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shanghai Xiongguo and Shanghai Lufax, including but not limited to the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The voting trust agreement is irrevocable and remains in force continuously upon execution.

Share Pledge Agreements
. Weikun (Shanghai) Technology has entered into a share pledge agreement with each shareholder of Shanghai Xiongguo and Shanghai Lufax. Pursuant to these share pledge agreements, each shareholder of Shanghai Xiongguo and Shanghai Lufax has pledged all of its equity interest in Shanghai Xiongguo and Shanghai Lufax to Weikun (Shanghai) Technology to guarantee the performance by such shareholder and Shanghai Xiongguo and Shanghai Lufax of their respective obligations under the exclusive business cooperation agreements, the voting trust agreements, the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If Shanghai Xiongguo and Shanghai Lufax or any of their shareholders breach any obligations under these agreements, Weikun (Shanghai) Technology, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shanghai Xiongguo and Shanghai Lufax agrees that before his or her obligations under the contractual arrangements are discharged, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of Weikun (Shanghai) Technology. These share pledge agreements will remain effective until Shanghai Xiongguo and Shanghai Lufax and their shareholders discharge all their obligations under the contractual arrangements. We have completed the registration of the above share pledge with the relevant office of the Administration for Industry and Commerce of China in July 2015 and August 2015, respectively.
Agreements that Provide Us with Option to Purchase the Equity Interests and Assets in Shanghai Xiongguo and Shanghai Lufax
Exclusive Option Agreements
. Weikun (Shanghai) Technology has entered into exclusive option agreements with Shanghai Xiongguo and Shanghai Lufax and their respective shareholders. Pursuant to these exclusive option agreements, the shareholders of Shanghai Xiongguo and Shanghai Lufax have irrevocably granted our Weikun (Shanghai) Technology or any third party designated by Weikun (Shanghai) Technology an exclusive option to purchase all or part of their respective equity interests in Shanghai Xiongguo and Shanghai Lufax. In addition, Shanghai Xiongguo and Shanghai Lufax have irrevocably granted Weikun (Shanghai) Technology or any third party designated by Weikun (Shanghai) Technology an exclusive option to purchase all or part of their respective assets in Shanghai Xiongguo and Shanghai Lufax. The purchase price of equity interests in Shanghai Xiongguo and Shanghai Lufax will be the lowest price permitted by law. The purchase price of assets in Shanghai Xiongguo and Shanghai Lufax will be the lowest price permitted by law. Without Weikun (Shanghai) Technology’s prior written consent, Shanghai Xiongguo and Shanghai Lufax shall not amend their articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on their assets, business or revenue, enter into any material contract outside the ordinary course of business, merge with any other persons, make any investments or distribute dividends. The shareholders of Shanghai Xiongguo and Shanghai Lufax also undertake that they will not transfer, gift or otherwise dispose of their respective equity interests in Shanghai Xiongguo and Shanghai Lufax to any third party or create or allow any encumbrance on their equity interests within the terms of these agreements. These agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by Weikun (Shanghai) Technology with 30 days’ advance written notice.
Contractual Arrangements with Shenzhen Lufax Enterprise Management and Its Shareholders
Agreement that Allows Us to Receive Economic Benefits from Shenzhen Lufax Enterprise Management
Exclusive Business Cooperation Agreement
. Lufax (Shenzhen) Technology entered into exclusive business cooperation agreement with Shenzhen Lufax Enterprise Management. Pursuant to the agreement, Lufax (Shenzhen) Technology has the exclusive right to provide Shenzhen Lufax Enterprise Management with comprehensive business support, technical support and consulting services. Without Lufax (Shenzhen) Technology’s prior written consent, Shenzhen Lufax Enterprise Management shall not accept any consulting and/or services covered by the agreement from any third party. Shenzhen Lufax Enterprise Management agrees to pay service fees on a quarterly basis. Lufax (Shenzhen) Technology owns the intellectual property rights arising out of the services performed under the agreement. Unless Lufax (Shenzhen) Technology terminates the agreement or pursuant to other provisions of the agreement, the agreement will remain effective for ten years and will be automatically renewed for another five years unless terminated by Lufax (Shenzhen) Technology with 30 days’ advance written notice.

Agreements that Provide Us with Effective Control over Shenzhen Lufax Enterprise Management
Voting Proxy Agreement
. Through the voting proxy agreement, each shareholder of Shenzhen Lufax Enterprise Management irrevocably authorizes Lufax (Shenzhen) Technology or any person(s) designated by Lufax (Shenzhen) Technology to act as its attorney-in-fact
to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shenzhen Lufax Enterprise Management, including but not limited to the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The voting proxy agreement is irrevocable and remains in force continuously upon execution.
Share Pledge Agreement
. Lufax (Shenzhen) Technology has entered into a share pledge agreement with each shareholder of Shenzhen Lufax Enterprise Management. Pursuant to the share pledge agreement, each shareholder of Shenzhen Lufax Enterprise Management has pledged all its equity interest in Shenzhen Lufax Enterprise Management to Lufax (Shenzhen) Technology to guarantee the performance by such shareholder and Shenzhen Lufax Enterprise Management of their respective obligations under the exclusive business cooperation agreement, the voting proxy agreement, the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If Shenzhen Lufax Enterprise Management or any of its shareholders breaches any obligations under these agreements, Lufax (Shenzhen) Technology, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shenzhen Lufax Enterprise Management agrees that before its obligations under the contractual arrangements are discharged, it will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of Lufax (Shenzhen) Technology. The share pledge agreement will remain effective until Shenzhen Lufax Enterprise Management and its shareholders discharge all their obligations under the contractual arrangements. We have completed the registration of the share pledge with the relevant office of the Administration for Market Regulation of China in April 2019.
Letters of Undertakings
. Each of the four individual shareholders of the direct shareholders of Shenzhen Lufax Enterprise Management signed a letter of undertakings to our company. Under these letters, the signing indirect shareholder has separately irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfill his or her obligations under the contractual arrangement, that he or she will unconditionally transfer his or her equity interest in Shenzhen Lufax Enterprise Management to any person designated by Shenzhen Lufax Enterprise Management and the transferee will be deemed to be a party to the contractual arrangements and will assume all of his or her rights and obligations as such under the contractual arrangements. Each signing indirect shareholder represents that his or her spouse has no ownership interest in his or her equity interest in Shenzhen Lufax Enterprise Management. Each signing indirect shareholder further represents that, he or she will not, commit any conduct or omission that is contrary to the purpose and intention of the contractual arrangements, that leads or may lead to any conflict of interest between Shenzhen Lufax Enterprise Management and our company and our subsidiaries, and that if, during his or her performance of the contractual arrangements, there is a conflict of interest between the signing indirect shareholder and our company and our subsidiaries, the signing indirect shareholder will protect the legal interests of Lufax (Shenzhen) Technology under the contractual arrangements and follow the instructions of our company.
Spousal Consent Letters
. The spouses of the four individual shareholders of the direct shareholders of Shenzhen Lufax Enterprise Management each signed a spousal consent letter. Under these letters, each signing spouse respectively agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in Shenzhen Lufax Enterprise Management and the relevant contractual arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in Shenzhen Lufax Enterprise Management and committed not to impose any adverse assertions upon his or her spouse’s respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the relevant contractual arrangements, and committed that he or she will take all necessary measures for the performance of those arrangements.

Agreements that Provide Us with Option to Purchase the Equity Interests and Assets in Shenzhen Lufax Enterprise Management
Exclusive Option Agreements
. Lufax (Shenzhen) Technology has entered into exclusive option agreements with Shenzhen Lufax Enterprise Management and its shareholders. Pursuant to these exclusive option agreements, the shareholders of Shenzhen Lufax Enterprise Management have irrevocably granted Lufax (Shenzhen) Technology or any third party designated by Lufax (Shenzhen) Technology an exclusive option to purchase all or part of their respective equity interests in Shenzhen Lufax Enterprise Management. In addition, Shenzhen Lufax Enterprise Management has irrevocably granted Lufax (Shenzhen) Technology or any third party designated by Lufax (Shenzhen) Technology an exclusive option to purchase all or part of their respective assets in Shenzhen Lufax Enterprise Management. The purchase price of equity interests in Shenzhen Lufax Enterprise Management will be the higher of (i) the total capital contribution to the registered capital of Shenzhen Lufax Enterprise Management multiplied by the percentage of equity interests purchased, (ii) the amount of loan provided by Lufax (Shenzhen) Technology multiplied by the percentage of equity interests purchased, if applicable, and (iii) the lowest price permitted by law. The purchase price of assets in Shenzhen Lufax Enterprise Management will be the higher of the net book value of the assets to be purchased and the lowest price permitted by law. Without Lufax (Shenzhen) Technology’s prior written consent, Shenzhen Lufax Enterprise Management shall not amend their articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on their assets, business or revenue, enter into any material contract outside the ordinary course of business, merge with any other persons, make any investments or distribute dividends. The shareholders of Shenzhen Lufax Enterprise Management also undertake that they will not transfer, gift or otherwise dispose of their respective equity interests in Shenzhen Lufax Enterprise Management to any third party or create or allow any encumbrance on their equity interests within the terms of these agreements. These agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by Lufax (Shenzhen) Technology with 30 days’ advance written notice.
In the opinion of Haiwen & Partners, our PRC counsel: (i) the ownership structures of the consolidated affiliated entities and our WFOEs, currently do not result in violation of PRC laws and regulations currently in effect; and (ii) except for certain clauses regarding the remedies or reliefs that may be awarded by an arbitration tribunal and the power of courts to grant interim remedies in support of the arbitration and the winding-up
and liquidation arrangements, the agreements under the contractual arrangements between our WFOEs, the consolidated affiliated entities and their shareholders governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in violation of PRC laws or regulations currently in effect.
However, Haiwen & Partners has also advised that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for the operation of the consolidated affiliated entities do not comply with PRC government restrictions on foreign investment in our business, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Risk Factors—Risks Relating to Doing Business in China.”

D.	Property, Plant and Equipment
We are headquartered in Shanghai. We had 646 offices in China and another 4 offices in Hong Kong, Singapore, and Indonesia as of December 31, 2021. The following table sets forth a summary of our facilities as of that date:

	Number of Facilities	Aggregate Size (m 2 )
Guangdong	73	75,069
Shanghai	16	72,923
Jiangsu	58	58,730
Shandong	41	41,423
Hubei	27	35,897
Sichuan	31	34,423
Hebei	35	33,546
Henan	30	33,215
Anhui	21	26,741
Hunan	27	23,440
Other	291	212,454

Total	650	647,860

We lease our premises under lease agreements. The lease terms vary from two months to six years. Much of our system hardware is hosted in leased facilities located in Shanghai, Shenzhen and Hebei that are operated by our IT staff. We also maintain a real-time backup system and a remote backup system at separate facilities also located in Shanghai, Shenzhen and Hebei. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.
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
We operate our retail credit facilitation business under a capital-light business model. Our income is primarily from retail credit facilitation service fees. We optimize the use of our own capital and our credit exposure by engaging with third-party funding partners and credit enhancement partners in our business model. Unlike in the traditional bank retail lending model, where both funding and credit risk are borne by the banks’ own balance sheets, the loans that we facilitate in our retail credit business are primarily funded by third-party funding sources and the credit risks are mostly borne by the credit enhancement partners. In 2021, our funding partners funded 96.1% of the volume of new loans we facilitated, and we funded only 3.9% through our consumer finance companies. During 2021, we bore risk on 20.3% of our new loans facilitated, up from 6.7% during 2020.
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
Our total income grew from RMB47.8 billion in 2019 to RMB52.0 billion in 2020 and RMB61.8 billion (US$9.7 billion) in 2021. Our profit before income tax grew from RMB19.4 billion in 2019 to RMB17.9 billion in 2020 and RMB23.4 billion (US$3.7 billion) in 2021. We earned a positive net profit for each of the past three years, with net profits of RMB13.3 billion, RMB12.3 billion and RMB16.7 billion (US$2.6 billion) in 2019, 2020 and 2021, respectively, and we had a net margin of 27.0% in 2021.

Factors Affecting Our Results of Operations
Changes in Our Business Model
We have gradually shifted to a capital-light business model since 2017, although the changes have not all been in one direction, since the structure of our income has undergone some changes due to regulatory requirements and changes in accounting rules. The income contribution from retail credit facilitation service fees has decreased from 82.2% in 2019 to 75.8% in 2020 and 58.4% in 2021, while the income contribution from net interest income has increased from 8.2% to 14.9% and 22.9% and the income contribution from guarantee income has increased from 1.0% to 1.2% and 7.1%. After we stopped using individual investors on our peer-to-peer
platform as a funding source in August 2019, we transitioned smoothly to obtaining most of our third-party funding from banks and trust plans, and our ability to facilitate loans has not been constrained by our funding supply. Going forward, we may adjust the percentage of the risk that we share on the loans that we facilitate, whether by providing more of the funding or more of the credit enhancement, but without departing from a fundamentally capital-light business model. The balance of loans facilitated has increased from RMB462.2 billion as of December 31, 2019 to RMB661.0 billion (US$103.7 billion) as of December 31, 2021.
In our wealth management business, we stopped facilitating the offering of B2C products in the second half of 2017 and peer-to-peer
products in August 2019, and we have replaced them with a growing volume of other products including asset management plans, bank products, mutual funds, and private investment funds, among others. Client assets invested in current products increased from RMB243.6 billion as of December 31, 2019 to RMB432.7 billion (US$67.9 billion) as of December 31, 2021, while legacy products decreased from RMB103.3 billion as of December 31, 2019 to nil as of December 31, 2021.
Acquisition and Retention of High Quality Customers
Our retail credit facilitation business primarily targets small business owners and salaried workers in China who have access to commercial bank credit, real estate property and financial assets. We have a strong distribution capability across three channels. Our direct sales network had over 63,000 full-time employees covering more than 290 cities across China as of December 31, 2021. We may potentially access approximately 227 million financial services customers in the Ping An ecosystem, as well as over 630 active third-party channel partner entities. We also have over 4,600 employees engaged in targeted online and telemarketing campaigns as of December 31, 2021. Since 2017, we have strategically adjusted our channel mix to enhance our ability to address the needs of the high quality borrowers we target. The number of our cumulative borrowers increased from 12.4 million as of December 31, 2019 to 16.8 million as of December 31, 2021, and the volume of new loans we facilitated grew from RMB493.7 billion in 2019 to RMB648.4 billion (US$101.7 billion) in 2021. Our ability to refine the mix of these distribution channels to acquire high quality borrowers is essential to maintaining our growth and profitability.
Our wealth management business targets middle class and affluent individuals who are generating massive demand for wealth management services but are underserved by traditional financial institutions. We acquire our investors from a mixture of online channels and member referrals. Our strong brand and customer satisfaction have been instrumental in helping us acquire and retain investors. Despite ceasing to facilitate the offering of B2C and peer-to-peer
products, we have been successful in retaining investors in these products and persuading them to invest in other products on our platform, even as we reduced our spending on investor acquisition at the same time. Our retention rate, which we define as the percentage of the active investors as of one year earlier who were still active investors at the end of that year, has shown steady improvement at 93.3% as of December 31, 2019, 96.8% as of December 31, 2020 and 96.1% as of December 31, 2021.

Mix and Pricing of Products and Services
Our retail credit facilitation business offers a full suite of products to meet different borrower demands, including secured and unsecured loans, with a variety of tenors and sizes. For our retail credit facilitation business, we earn a mix of retail credit facilitation service fees, net interest income and guarantee income, depending on the funding and credit enhancement arrangements. As our retail credit facilitation service fees are comprised of loan facilitation service fees and post-origination service fees, the relatively large ticket sizes and long tenors of the loans we facilitate give us a larger and more stable income stream with visibility beyond the current period. Our borrowers’ repayment behaviors and early repayment options affect the effective tenors of the loans we facilitate. Borrowers’ early repayments of loans reduce the number of months that our retail credit facilitation service fees or interest income can be recognized and thus affect the total amount of our fees and interest income in absolute terms. In particular, it is common for small business owners to early repay as most of them use these loans as a supplement to their working capital. Borrowers typically applied for 36 month loans to reduce their monthly repayment pressure and early repaid the loans after their short-term liquidity needs were fulfilled. In 2021, early repayment accounted for 41.0% of the total attrition for the general unsecured loans and 66.5% of the total attrition for the secured loans that we had facilitated. Borrowers’ decisions whether to make early repayments can be affected by a number of factors such as early repayment fees we charge the borrowers, interest rate trends and the availability of other financing options in the market. In a falling interest rate environment, borrowers are more likely to early repay to refinance their loans at lower interest rates, whereas they are less likely to early repay loans when future borrowings would require a higher interest rate. As the fees for our products and services vary, our income and profitability are affected by the amount and mix of our products and services. In addition, the growth of our retail credit facilitation business is driven by our pricing capabilities for the loans that we facilitate.
Our wealth management business generates income primarily from wealth management transaction and service fees, including facilitating the distribution of asset management plans, bank products, mutual funds, trust plans and other products. In addition, our wealth management business connects and empowers third-party agents and financial institutions via our LJT platform, which is involved in the facilitation of financial assets trading among financial institutions and generates technology service fees and advertisement fees. We receive service fees for facilitating the offering of these products and offering services. Our take rates differ across different product and service types. High customer loyalty on the platform improves our ability to facilitate the distribution of products with higher take rates, such as private investment funds and insurance products, and increases our bargaining power over product partners for higher take rates.
Collaboration with High Quality Third-Party Providers
Maintaining a healthy collaborative relationship with institutional funding partners is critical to our capital-light retail credit business model. In 2021, 63.9% of all loans originated through our platform were funded directly by a total of 60 banks, and another 32.2% by trust plans representing an even larger number of diverse investors. In 2021, none of our funding sources accounted for more than 10% of the funding for the loans originated through our platform. In addition, we collaborate with eight third-party credit insurance partners, including primarily Ping An P&C. Sourcing borrowers with low credit risk provides value to both third-party funding partners and third-party credit enhancement partners and strengthens our relationships with both of them. As we continue to source high quality borrowers who require lower APRs, our collaboration with quality third-party partners who understand this segment of the market improves our ability to provide reasonably priced funding and credit enhancement solutions to our borrowers. We have achieved initial success in testing a model where we and our funding partners share more of the risks and more of the returns from loans, and we believe that we can build on this initial success as more funding partners become comfortable with our risk management capabilities and track record.
Our wealth management business seeks to establish, maintain and grow long-term relationships with financial institution investment product providers, including banks, trust companies, securities companies, insurance companies and fund management companies, in order to provide attractive investment opportunities to our platform investors. We facilitated the offering of approximately 13,600 products on our platform as of December 31, 2021, sourced from 470 third-party product providers. We need to maintain or increase the number, variety and quality of wealth management products on our platform in order to reliably facilitate the right products to the right investors.
Risk Management
Even as we limit the amount of direct credit risk we are willing to bear at any time, the end-to-end
performance of our risk management system remains crucial to the success of our business. An accurate evaluation of credit risk is key to our ability to attract third-party partners. Risk management empowers us to identify creditworthy customers who have been underserved by traditional financial institutions, offer differentiated products to borrowers with different risks profiles, and improve our overall loan performance. Our mature collection framework and data collected from these efforts also represent an integral part of our advanced risk management system, enhancing our relationship with our funding partners and credit enhancement partners. As of December 31, 2019, 2020 and 2021, our DPD 30+ delinquency rate, which we define as the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans, was 0.6%, 0.7% and 0.8% respectively, for secured loans we facilitated, and 1.8%, 2.3% and 2.6%, respectively, for general unsecured loans we facilitated.

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
Operational Efficiency
Our operational efficiency and cost structure have a large impact on the results of our business. Our variable costs are primarily comprised of sales and marketing expenses and operation and servicing expenses. Our sales and marketing expenses primarily relate to borrower acquisition expenses and, to a much lesser extent, investor acquisition and retention expenses. Our fixed costs, which are primarily comprised of general and administrative expenses and technology and analytics expenses, benefit significantly from economies of scale. In particular, the application of advanced technology in our credit assessment and loan collection process scales up our capabilities without a proportionate increase in operational expenses. Our fixed costs as a percentage of our total income declined from 10.0% in 2019 to 9.2% in 2020 and 9.1% in 2021.
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
On– And Off–Balance Sheet Treatment Of Loans And Risk Exposure
Our business model is capital-light. As a loan facilitation platform, we have established diversified funding sources, including banks, trust plans and our own licensed microloan and consumer finance subsidiaries, to ensure that we have scalable and stable funding. We help banks to source prospective borrowers and the banks extend loans to select individuals among those prospective borrowers using their own funds. We also work with trust companies to set up trust plans with loans that we facilitated as the underlying assets. Our funding partners disburse the loans and earn the loan interest income and we earn retail credit facilitation service fees for the services we provide and guarantee income for the credit enhancement services we provide. Third-party funding sources supplied a large majority of the funding for the loans that we facilitated in 2020 and 2021, with only the remaining funded by us directly through our licensed microloan and consumer finance companies. Those loans that are funded by us directly through our licensed microloan and consumer finance companies are recorded on our balance sheet at net carrying amount, whether or not third parties provide credit enhancement on those loans.

Due to the needs of investors in certain trust plans with loans we facilitated as the underlying assets, we hold subordinated tranches of the trust plans or put in guarantee deposits. We consolidate the loans under this trust funding model on our balance sheet. In addition, we consolidate trust plans under other circumstances based on control and variable return assessment in accordance with IFRS 10. Although the loans underlying the consolidated trust plans are recorded on our balance sheet, these trust plans are a capital-light funding source for us, with most credit risks insured or guaranteed by credit enhancement partners, and they do not change our role as a loan facilitator by nature. As of December 31, 2021, we consolidated 90.1% of the outstanding balance of loans we facilitated with trusts as the funding source. All cash flows directly attributable to these on–balance sheet loans, including the contractual interest income, service fees, guarantee fees, and borrower acquisition expenses, are recorded as net interest income using the effective interest method in accordance with IFRS 9. As a result, the net carrying value of the loans we facilitated plus the interest receivables on those loans amounted to RMB215.0 billion (US$33.7 billion) as of December 31, 2021, which was recorded on our balance sheet.
As of December 31, 2021, we had credit risk exposure to 16.6% of the outstanding balance of the loans we facilitated. The credit risk exposure between our third-party external partners and ourselves is on a pari passu
basis, meaning that we share losses in proportion to our respective arrangements. The parties that provide credit enhancement will indemnify the lender when the loans that we facilitated are 80 days past due. We need to record losses only to the extent of our exposed credit risk based on our guarantee products. For those loans that are less than 90 days past due, we will apply our estimation on the probability of default and loss given default under the expected credit loss impairment model to reach an amount of expected impairment losses which is charged to our income statement under impairment losses. If the loans are 90 days past due, we record our losses based on our best estimate of recoverable amount.
Key Operating Metrics
We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

	As of and For the Year Ended December 31,
	2019	2020	2021

	(RMB billions, except number of investors and percentages)
Retail Credit Facilitation
Outstanding balance of loans facilitated	462.2	545.1	661.0
Percentage with risk exposure for our company	2.2%	6.3%	16.6%
Off–balance sheet	414.0	426.7	446.3
Without credit risk exposure	409.4	405.7	381.5
With credit risk exposure	4.6	21.0	64.7
On–balance sheet	48.2	118.5	214.8
Without credit risk exposure	42.7	105.3	169.6
With credit risk exposure	5.5	13.2	45.1
Volume of new loans facilitated	493.7	565.0	648.4
Off–balance sheet	440.7	423.1	414.2
On–balance sheet	53.0	141.9	234.2
Weighted average contractual tenor (months) (1)
General unsecured products	35.2	35.3	35.4
Secured products	35.9	36.0	35.9
Retail credit facilitation service related income over average outstanding balance of loans facilitated (2)	10.7%	9.5%	9.7%
Wealth Management
Number of registered users (millions)	44.0	46.2	51.6
Number of active investors (millions)	12.5	14.9	15.5
Total client assets	346.9	426.6	432.7
Current products	243.6	407.2	432.7
Legacy products	103.3	19.4	—

(1)	Calculated as contractual tenor weighted by volume of new loans facilitated
(2)
Calculated as the sum of retail credit facilitation service fees, net interest income, guarantee income, and penalty fees and account management fees divided by the average outstanding balance of loans facilitated for the four quarters in each year.

Key Components of Our Results of Operations
Income
As a result of our capital-light business model, the majority of our income is fee-based
income. Technology platform–based income represents our core income and accounted for 61.9% of our total income in 2021, as compared with 87.7% in 2019 and 79.2% in 2020. Technology platform–based income comprises two kinds of fees: retail credit facilitation service fees and wealth management transaction and service fees. Our retail credit business generates a mixture of retail credit facilitation service fees, net interest income and guarantee income, while our wealth management business primarily generates wealth management transaction and service fees.
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
The following table sets forth the breakdown of our total income, both in absolute amounts and as percentages of our total income, for the years and periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in millions, except percentages)
Technology platform–based income:
Retail credit facilitation service fees	39,325	82.2	39,457	75.8	36,087	5,663	58.4
Wealth management transaction and service fees	2,604	5.4	1,765	3.4	2,207	346	3.6

Total technology platform–based income	41,929	87.7	41,222	79.2	38,294	6,009	61.9
Net interest income	3,909	8.2	7,750	14.9	14,174	2,224	22.9
Guarantee income	465	1.0	602	1.2	4,370	686	7.1
Other income	879	1.8	1,517	2.9	3,875	608	6.3
Investment income	579	1.2	940	1.8	1,152	181	1.9
Share of net profits of investments accounted for using the equity method	73	0.2	15	0.0	(31)	(5)	(0.1)

Total income	47,834	100.0	52,046	100.0	61,835	9,703	100.0

Technology platform–based income
Technology platform–based income includes retail credit facilitation service fees and wealth management transaction and service fees.
Retail credit facilitation service fees
Retail credit facilitation services consist of both loan facilitation services and post-origination services, which are considered to be two distinctive services under one product provided to our borrowers and funding partners. Loan facilitation services include credit assessment of the borrower, facilitating loans from the funding partner to the borrower and providing technical assistance to the borrower and the funding partner. Post-origination services include repayment reminders, payment processing, and collection services. The decreases in retail credit facilitation services fees were mainly due to the decreases in the prices of our products as a result of changes in regulations and our design to better support small and micro business owners.

The following table sets forth the breakdown of our retail credit facilitation service fees for the years and periods indicated:

	For the Year Ended December 31,
	2019		2020		2021

	(RMB millions)	(%)	(RMB millions)	(%)	(RMB millions)	(%)
Loan facilitation service fees	9,716	24.7	7,142	18.1	5,676	15.7
Post-origination service fees	29,608	75.3	32,315	81.9	30,411	84.3

Total retail credit facilitation service fees	39,325	100.0	39,457	100.0	36,087	100.0

We do not provide loan facilitation services or post-origination services on a standalone basis. Because retail credit facilitation service fees are recognized upon completion of different performance obligations, they include the service fees for both the off–balance sheet loans newly facilitated during the current financial year and those had been facilitated in previous years.
The following table sets forth the retail credit facilitation service fees that are expected to arise from the remaining performance of long-term contracts for our retail credit facilitation service as of December 31, 2021. Upon the fulfillment of the obligations under service contracts, the fees are expected to be recognized in the respective periods in the amounts as described in the table below given the best estimated loan repayment time. The actual amount that we recognize is subject to the actual repayment behavior of borrowers, which may differ from the estimation in our model. If early repayment increases, the total service fee expected to be paid by the borrowers decreases, thus decreasing the income we recognize for each of the loans facilitated, and the reverse is true if early repayment decreases. Although the estimate of loan repayment time represents our best estimate based on the information that is currently available to us, there is no assurance that the actual loan repayment time will not deviate from our best estimate, which in turn would affect the amounts of retail credit facilitation service fees in the respective expected periods of recognition.

Retail credit facilitation service fees	2022		2023		2024		Total

	(RMB millions, except percentages)
Expected period of recognition	20,909	68.0%	8,131	26.4%	1,725	5.6%	30,765	100.0%
When predicting the repayment behavior of borrowers and effective tenor of loans, historical early repayment data is the key indicator of future trends. On a regular basis, we review the actual early repayments that have occurred and adjust the early repayment assumption used in revenue recognition to reflect our best estimate of the effective tenor for outstanding loans.
The table below sets forth the estimated effective tenor of loans, after considering assumptions of early repayment, as of December 31, 2020 and 2021.

	As of December 31
	2020	2021

	(months)
General unsecured loans	19.18	19.37
Secured loans	12.64	13.44
The table below sets forth the impact of changes in estimated effective tenor on retail credit facilitation service fees of RMB30,765 million expected as of December 31, 2021 to be recognized in the remaining period of the loans when the remaining performance obligations are satisfied.

	General Unsecured loans	Secured loans	Total

	(RMB millions)
Change in estimated effective tenor
–1 month	(2,279)	(308)	(2,587)
+1 month	2,250	300	2,550
Wealth management transaction and service fees
Wealth management transaction and service fees consist primarily of fees from current products and services and fees from legacy products. Fees from current products and services consists of fees from current products, platform fees and other service fees. Fees from current products are primarily generated from facilitating the distribution of asset management plans, bank products, mutual funds, trust plans and other products. Platform fees are collected from financial institutions for services provided by our LJT platform, and this income is primarily based on transaction volume on our LJT platform. Other services fees primarily relate to technology service fees, advertisement fees and non-core
business that involves the facilitation of financial assets trading among financial institutions. Fees from legacy products mainly include fees for facilitating the offer of B2C and peer-to-peer
product-related value-added services to wealth management investors. A portion of the fees from peer-to-peer
product-related value-added services are recognized over the life of the products.
Peer-to-peer-related
loan facilitation service fees that we charge to our borrowers are recognized as retail credit facilitation service fees.

We ceased to facilitate the offering of B2C products in the second half of 2017 and peer-to-peer
products in August 2019. These legacy products accounted for 82.4% of our wealth management transaction and service fees for the year ended December 31, 2019 and 42.1% for 2020 and 19.5% for 2021. We generate fees from peer-to-peer
product-related value-added services in proportion to the outstanding client assets balance and such fees will continue to contribute to our income with a declining proportion before it completely runs off in 2022. B2C products have run off completely and will have no impact on our future income.
The following table sets forth the breakdown of our wealth management transaction and service fees for the years indicated:

	In the Year Ended December 31,
	2019	2020	2021

	(RMB millions)
Current products and services:
Current products	331	593	478
Platform fees	—	131	706
Other service fees	129	298	593

Current products and services	459	1,022	1,777
Legacy products	2,146	743	430

Total	2,604	1,765	2,207

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
The following table sets forth the breakdown of our net interest income for the years indicated. Net interest income accounted for 14.9% of our total income in 2020 and 22.9% of our total income in 2021.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in millions)
Consolidated trust plans:
Interest income	2,030	10,641	21,230	3,331
Interest expense	(965)	(4,283)	(8,401)	(1,318)

Net interest income from consolidated trust plans	1,066	6,358	12,829	2,013
Microloans and consumer finance:
Interest income	2,896	1,396	1,535	241
Interest expense	(52)	(3)	(190)	(30)

Net interest income from microloans and consumer finance	2,844	1,393	1,345	211

Net interest income	3,909	7,750	14,174	2,224

Guarantee income
As part of our integrated capital-light business model, no matter whether under our bank-funding model or trust-funding model, our third-party credit enhancement partners provide the majority of the credit enhancement. We earn guarantee income as a return to our credit risk exposure to the extent that we provide credit enhancement service for loans we facilitate. We do not provide guarantees as a stand-alone service for loans that we did not facilitate. Guarantee income consists primarily of the fees we charge to our borrowers for the guarantee services we provide on loan products. As we have increased the proportion of the loans we facilitate for which we provide credit enhancement, guarantee income has accounted an increasing though still relatively low proportion of our total income, from 1.2% in 2020 to 7.1% in 2021.
Other income
Other income consists primarily of account management service fees, with the remainder consisting of penalty fees and certain other fees. Account management service fees represent service fees charged to credit enhancement partners for reminder services provided to them for loans facilitated by us that are covered by their credit enhancement services. Penalty fee income represents both late payment fees and early repayment fees paid by borrowers. Other income accounted for 2.9% of our total income in 2020 and 6.3% of our total income in 2021.
Investment income
Investment income primarily consists of interest income and realized and unrealized gains and losses on financial assets and financial investments, which mainly consist of asset management plans, mutual fund investments, trust plans, factoring products, structured deposits, bank wealth management products and debt investments. Investment income accounted for 1.8% of our total income in 2020 and 1.9% of our total income in 2021.
Total Expenses
Our expenses include sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses, among others. The following table sets forth the breakdown of our expenses, both in absolute amounts and as percentages of our total income, for the years indicated:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except percentages)
Sales and marketing expenses	14,931	31.2	17,814	34.2	17,993	2,823	29.1
General and administrative expenses	2,853	6.0	2,976	5.7	3,559	558	5.8
Operation and servicing expenses	5,471	11.4	6,031	11.6	6,558	1,029	10.6
Technology and analytics expenses	1,952	4.1	1,792	3.4	2,084	327	3.4
Credit impairment losses	1,863	3.9	3,035	5.8	6,644	1,043	10.7
Asset impairment losses	135	0.3	7	0.0	1,101	173	1.8
Finance costs	1,520	3.2	2,866	5.5	996	156	1.6
Other (gains)/losses – net	(325)	(0.7)	(384)	(0.7)	(499)	(78)	(0.8)

Total expenses	28,400	59.4	34,136	65.6	38,435	6,031	62.2

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

Our business model for our retail credit business relies on sales channels, both our own and third-party ones, that employ large numbers of personnel. For example, we had over 63,000 employees in direct sales and over 4,600 employees in online telemarketing as of December 31, 2021.
The following table sets forth the breakdown of our borrower acquisition costs, both in absolute amounts and percentages of total borrower acquisition costs, for the years indicated:

	For the Year Ended December 31,
	2019		2020		2021
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(in millions, except percentages)
Direct sales	3,646	41.8	4,928	42.8	4,462	700	44.1
Channel partners	3,925	45.1	5,510	47.9	4,922	772	48.6
Online and telemarketing	1,143	13.1	1,068	9.3	735	115	7.3

Total borrower acquisition costs	8,715	100.0	11,506	100.0	10,120	1,588	100.0
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
The following table sets forth the breakdown of our investor acquisition and retention costs, both in absolute amounts and percentages of total investor acquisition and retention costs, for the years indicated:

	For the Year Ended December 31,
	2019		2020		2021
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except percentages)
Ping An ecosystem	476	53.1	485	59.1	327	51.3	48.3
Online direct marketing	324	36.7	298	36.3	262	41.1	38.7
Member referral	89	10.2	37	4.5	88	13.8	13.0

Total investor acquisition and retention costs	889	100.0	820	100.0	677	106.2	100.0
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
The following table sets forth the breakdown of our sales and marketing expenses, both in absolute amounts and as percentages of our total sales and marketing expenses, for the years indicated:

	For the Year Ended December 31,
	2019		2020		2021
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except percentages)
Borrower acquisition	8,715	58.4	11,506	64.6	10,120	1,588	56.2
Investor acquisition and retention	889	6.0	820	4.6	677	106	3.8
General sales and marketing expenses	5,328	35.7	5,487	30.8	7,197	1,129	40.0

Total sales and marketing expenses	14,931	100.0	17,814	100.0	17,993	2,823	100.0

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
The following table sets forth credit and asset impairment losses for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021

	(RMB millions)
Credit impairment losses	1,863	3,035	6,644
Asset impairment losses	135	7	1,101

Total	1,998	3,042	7,745

The following tabl e sets forth the key components of impairment losses for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021

	(RMB millions)
Loan-related (1)	761	2,996	6,349
Investment-related (2)	1,011	18	273
Others (3)	226	28	1,123

Total	1,998	3,042	7,745

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
Our loan-related impairment losses tend to increase as we increase the credit risk we bear on loans we facilitate. The investment-related impairment losses of RMB1.0 billion in 2019 mainly relate to impairment losses of legacy
B2C-related
financial assets at amortized cost. To facilitate the exit of investors after we discontinued our facilitation of the offering of B2C products in the second half of 2017, as a one-time
event, we decided to repurchase certain trust plans, asset management plans and debt investments, and subsequently there were impairment costs on these assets. The increase in loan-related impairment losses in 2021 was primarily due to increases in both the risk-bearing loan balance on our balance sheet and our off–balance sheet guarantee exposure as a result of our business growth.

Finance Costs
Finance cost primarily consists of the interest expenses in connection with our convertible promissory note issued in October 2015 for acquiring our retail credit facilitation business, interest expenses on the debt component of the convertible redeemable preferred shares, and the interest expenses of our bank borrowings for general corporate operations that are not related to our retail credit facilitation business.
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
We are subject to value added tax, or VAT, at rates from 3% to 13% on the services we provide to borrowers and investors, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since 2012 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.
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
non-PRC
shareholders or ADS holders.”
Income tax expenses
For the years ended December 31, 2019, 2020 and 2021, our income tax expenses were RMB6.1 billion, RMB5.6 billion and RMB6.7 billion (US$1.1 billion), respectively. Our effective tax rate was 31.5% for 2020 and 28.6% for 2021. Our effective tax rate during these periods was higher than the PRC enterprise income tax rate of 25% primarily because overseas losses are not deductible for tax purposes, and also due to the reversal of deferred tax assets recognized in prior years.

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

	For the Year Ended December 31,
	2019		2020		2021

	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)

	(in millions, except percentages)
Technology platform–based income:
Retail credit facilitation service fees:
Loan facilitation service fees	9,716	20.3	7,142	13.7	5,676	891	9.2
Post-origination service fees	29,608	61.9	32,315	62.1	30,411	4,772	49.2

Retail credit facilitation service fees	39,325	82.2	39,457	75.8	36,087	5,663	58.4
Wealth management transaction and service fees	2,604	5.4	1,765	3.4	2,207	346	3.6

Total technology platform–based income	41,929	87.7	41,222	79.2	38,294	6,009	61.9
Net interest income	3,909	8.2	7,750	14.9	14,174	2,224	22.9
Guarantee income	465	1.0	602	1.2	4,370	686	7.1
Other income	879	1.8	1,517	2.9	3,875	608	6.3
Investment income	579	1.2	940	1.8	1,152	181	1.9
Share of net profits of investments accounted for using the equity method	73	0.2	15	0.0	(31)	(5)	(0.1)

Total income	47,834	100.0	52,046	100.0	61,835	9,703	100.0
Sales and marketing expenses:
Borrower acquisition	(8,715)	(18.2)	(11,506)	(22.1)	(10,120)	(1,588)	(16.4)
Investor acquisition and retention	(889)	(1.9)	(820)	(1.6)	(677)	(106)	(1.1)
General sales and marketing expenses	(5,328)	(11.1)	(5,487)	(10.5)	(7,197)	(1,129)	(11.6)

Sales and marketing expenses	(14,931)	(31.2)	(17,814)	(34.2)	(17,993)	(2,823)	(29.1)
General and administrative expenses	(2,853)	(6.0)	(2,976)	(5.7)	(3,559)	(558)	(5.8)
Operation and servicing expenses	(5,471)	(11.4)	(6,031)	(11.6)	(6,558)	(1,029)	(10.6)
Technology and analytics expenses	(1,952)	(4.1)	(1,792)	(3.4)	(2,084)	(327)	(3.4)
Credit impairment losses	(1,863)	(3.9)	(3,035)	(5.8)	(6,644)	(1,043)	(10.7)
Asset impairment losses	(135)	(0.3)	(7)	(0.0)	(1,101)	(173)	(1.8)
Finance costs	(1,520)	(3.2)	(2,866)	(5.5)	(996)	(156)	(1.6)
Other gains/(losses)–net	325	0.7	384	0.7	499	78	0.8

Total expenses	(28,400)	(59.4)	(34,136)	(65.6)	(38,435)	(6,031)	(62.2)
Profit before income tax	19,434	40.6	17,910	34.4	23,400	3,672	37.8
Less: Income tax expenses	(6,117)	(12.8)	(5,633)	(10.8)	(6,691)	(1,050)	(10.8)

Net profit	13,317	27.8	12,276	23.6	16,709	2,622	27.0

Year ended December 31, 2021 compared to year ended December 31, 2020
Technology Platform–based Income
Our technology platform–based income decreased by 7.0% from RMB41.2 billion in 2020 to RMB38.3 billion (US$6.0 billion) in 2021. This decrease was primarily due to a decrease in retail credit facilitation service fees, partially offset by an increase in wealth management transaction and service fees.

Retail credit facilitation service fees
Our retail credit facilitation service fees decreased by 8.6% from RMB39.5 billion in 2020 to RMB36.1 billion (US$5.7 billion) in 2021. This decrease was primarily due to a decrease of 19.7% in loan facilitation service fees from RMB7.1 billion in 2020 to RMB5.7 billion (US$0.9 billion) in 2021 and a decrease of 5.9% in post-origination service fees from RMB32.3 billion in 2020 to RMB30.4 billion (US$4.8 billion) in 2021. The decrease of 19.7% in loan facilitation service fees and the decrease of 5.9% in post-origination service fees were mainly due to the decreases in the prices of our products as a result of changes in regulations and our design to better support small and micro business owners.
Wealth management transaction and service fees
Our wealth management transaction and service fees increased by 22.2% from RMB1.8 billion in 2020 to RMB2.2 billion (US$0.3 billion) in 2021. This increase was primarily attributable to an increase of 80.0% in fees from current products and services from RMB1.0 billion in 2020 to RMB1.8 billion (US$0.3 billion) in 2021, partially offset by a decrease of 42.9% in our transaction and service fees for legacy products from RMB0.7 billion in 2020 to RMB0.4 billion (US$0.1 billion) in 2021. The increase of 80.0% in fees from current products and services was primarily due to the increase of 203% in platform fees related to platform service provided by our LJT platform and other service fees. Transaction and service fees for legacy products decreased as we ceased offering these products and were redeeming the outstanding ones or allowing them to mature.
Net Interest Income
Our net interest income increased by 82.1% from RMB7.8 billion in 2020 to RMB14.2 billion (US$2.2 billion) in 2021.
Consolidated trust plans
Our net interest income from consolidated trust plans increased by 100% from RMB6.4 billion in 2020 to RMB12.8 billion (US$2.0 billion) in 2021. Interest income from consolidated trust plans increased from RMB10.6 billion in 2020 to RMB21.2 billion (US$3.3 billion) in 2021, and interest expenses increased from RMB4.3 billion in 2020 to RMB8.4 billion (US$1.3 billion) in 2021, in both cases primarily driven by the increase in our average balance of loans originated by consolidated trust plans from RMB76.3 billion in 2020 to RMB157.2 billion (US$24.7 billion) in 2021. Interest income represents interest income receivable by loans funded by these trust plans while interest expenses represent interest payable by these consolidated trust plans to their investors.
Microloans and consumer finance
Our net interest income from microloans and consumer finance decreased by 7.1% from RMB1.4 billion in 2020 to RMB1.3 billion (US$0.2 billion) in 2021. Interest income from microloans and consumer finance increased from RMB1.4 billion in 2020 to RMB1.5 billion (US$0.2 billion) in 2021, and interest expense from microloans and consumer finance increased from RMB3 million in 2020 to RMB0.2 billion (US$0.0 billion) in 2021. Interest expense increased more rapidly than interest income because our consumer finance subsidiary started to fund new loans with borrowings from banks in 2021.
Guarantee Income
Our guarantee income increased by 633% from RMB0.6 billion in 2020 to RMB4.4 billion (US$0.7 billion) in 2021. This increase was primarily attributable to the increase in the proportion of the loans we facilitated for which we had provided credit enhancement.
Other Income
Our other income increased by 160% from RMB1.5 billion in 2020 to RMB3.9 billion (US$0.6 billion) in 2021. This increase was primarily attributable to a 177% increase in account management service fees from RMB1.3 billion in 2020 to RMB3.6 billion (US$0.6 billion), primarily due to the increase in service fees from credit enhancement partners for loan collections.

Sales and Marketing Expenses
Our sales and marketing expenses increased by 1.1% from RMB17.8 billion in 2020 to RMB18.0 billion (US$2.8 billion) in 2021.
Borrower acquisition expenses
Our borrower acquisition expenses decreased by 12.2% from RMB11.5 billion in 2020 to RMB10.1 billion (US$1.6 billion) in 2021. Our borrower acquisition expenses primarily represent the expenses we incur as compensation for new loans facilitated through our platform that generated retail credit facilitation service fees, both for loans facilitated in 2021 and for loans facilitated in prior years whose remaining balance and tenor of obligations had not lapsed. The decrease in borrower acquisition expenses was primarily due to increased sales productivity and decreased sales commissions.
Investor acquisition and retention expenses
Our investor acquisition and retention expenses decreased by 12.5% from RMB0.8 billion in 2020 to RMB0.7 billion (US$0.1 billion) in 2021. This decrease was primarily due to greater efficiency.
General sales and marketing expenses
Our general sales and marketing expenses increased by 30.9% from RMB5.5 billion in 2020 to RMB7.2 billion (US$1.1 billion) in 2021. This increase was primarily due to the increase in sales cost related to platform service provided by our LJT platform and the increase in the staff costs for sales and marketing personnel.
General and Administrative Expenses
Our general and administrative expenses increased by 20.0% from RMB3.0 billion in 2020 to RMB3.6 billion (US$0.6 billion) in 2021. This increase was primarily due to the increase in the scale of our business, partially offset by cost control measures we instituted in 2020.
Operation and Servicing Expenses
Our operation and servicing expenses increased by 10.0% from RMB6.0 billion in 2020 to RMB6.6 billion (US$1.0 billion) in 2021, primarily due to our increased use of consolidated trust plans as a funding source.
Technology and Analytics Expenses
Our technology and analytics expenses increased by 16.7% from RMB1.8 billion in 2020 to RMB2.1 billion (US$0.3 billion) in 2021. This increase was primarily due to our ongoing investments in technology research and development.
Impairment Losses
Our impairment losses, including credit impairment losses and asset impairment losses, increased by 155% from RMB3.0 billion in 2020 to RMB7.7 billion (US$1.2 billion) in 2021. Loan-related impairment losses increased by 110% from RMB3.0 billion in 2020 to RMB6.3 billion (US$1.0 billion) in 2021. The increase in loan-related impairment losses in 2021 was primarily due to increases in both the risk-bearing loan balance on our balance sheet and our off–balance sheet guarantee exposure as a result of our business growth. Investment-related impairment losses increased from RMB18 million in 2020 to RMB273 million (US$43 million) in 2021, primarily due to losses from financial assets at amortized cost.
Finance Costs
Our finance costs decreased by 65.5% from RMB2.9 billion in 2020 to RMB1.0 billion (US$0.2 billion) in 2021. This decrease was primarily due to a decrease in the balance of convertible bonds following the restructuring of our
C-round
convertible notes and the increase in interest income resulting from the increase in deposits.

Income Tax Expenses
Our income tax expenses increased by 19.6% from RMB5.6 billion in 2020 to RMB6.7 billion (US$1.1 billion) in 2021. The increase was roughly in line with the 30.7% increase in profit before income tax.
Net Profits
As a result of the above, our net profits increased by 36.1% from RMB12.3 billion in 2020 to RMB16.7 billion (US$2.6 billion) in 2021.
Year ended December 31, 2020 compared to year ended December 31, 2019
Technology Platform–based Income
Our technology platform–based income decreased by 1.7% from RMB41.9 billion in 2019 to RMB41.2 billion in 2020. This decrease was primarily due to a decrease in wealth management transaction and service fees, partially offset by an increase in retail credit facilitation service fees.
Retail credit facilitation service fee
Our retail credit facilitation service fees increased by 0.3% from RMB39.3 billion in 2019 to RMB39.5 billion in 2020. This increase was primarily due to an increase of 9.1% in post-origination service fees from RMB29.6 billion in 2019 to RMB32.3 billion in 2020, partially offset by a decrease of 26.5% in loan facilitation service fees from RMB9.7 billion in 2019 to RMB7.1 billion in 2020. The 26.5% decrease in our loan facilitation service fees was mainly due to early repayments by borrowers, adjustments in product prices, and a 4% decrease in new off-balance
sheet loans. The increase in post-origination service fees was primarily due to the growth in the outstanding balance of off–balance sheet loans facilitated through our platform between 2018 and 2020, partly offset by the impact from early repayment by borrowers in 2020.
Wealth management transaction and service fee
Our wealth management transaction and service fees decreased by 32.2% from RMB2.6 billion in 2019 to RMB1.8 billion in 2020. This decrease was primarily attributable to a decrease of 65.4% in our transaction and service fees for legacy products from RMB2.1 billion in 2019 to RMB0.7 billion in 2020, partially offset by an increase of 123% in fees from current products and services from RMB0.5 billion in 2019 to RMB1.0 billion in 2020. Transaction and service fees for legacy products decreased between these two periods primarily because we discontinued our facilitation of peer-to-peer
products in August 2019.
Net Interest Income
Our net interest income increased by 98.3% from RMB3.9 billion in 2019 to RMB7.8 billion in 2020.
Consolidated trust plans
Our net interest income from consolidated trust plans increased from RMB1.1 billion in 2019 to RMB6.4 billion in 2020. In late 2018, we began to introduce a third-party funded trust plan model under which some, but not all, of the trust plans are required to be consolidated under IFRS 10. The increase of interest income from consolidated trust plans from RMB2.0 billion in 2019 to RMB10.6 billion in 2020, and the increase of interest expenses from RMB1.0 billion in 2019 to RMB4.3 billion in 2020, were both mainly driven by our increased use of such trust plan funding. Our average balance of loans originated by consolidated trust plans more than tripled from RMB20.2 billion in 2019 to RMB76.3 billion in 2020. Interest income represents interest income receivable by loans funded by these trust plans while interest expenses represent interests payable by these consolidated trust plans to their investors.

Microloans and consumer finance
Our net interest income from microloans and consumer finance decreased from RMB2.9 billion in 2019 to RMB1.4 billion in 2020, as we no longer funded loans directly through our microloan subsidiaries on a large scale and the outstanding balance of such loans continued to decline. The decrease in interest income from microloans and consumer finance from RMB2.9 billion in 2019 to RMB1.4 billion in 2020 was mainly driven by the 67.4% decrease in the average balance of loans disbursed by our microloan and consumer finance subsidiaries from RMB21.6 billion to RMB7.0 billion. Interest expenses from microloans and consumer finance decreased from RMB52 million in 2019 to RMB3 million in 2020, as a significant portion of the asset-backed securities we used to securitize the loans made by our microloan subsidiaries came to maturity in 2019 and the balance was continuously declining in 2020. Therefore, we ceased to incur any meaningful interest expenses payable to investors in asset-backed securities.
Guarantee Income
Our guarantee income increased by 29.5% from RMB0.5 billion in 2019 to RMB0.6 billion in 2020. This increase was primarily attributable to the increase in the proportion of the loans we facilitated for which we had provided credit enhancement.
Sales and Marketing Expenses
Our sales and marketing expenses increased by 19.3% from RMB14.9 billion in 2019 to RMB17.8 billion in 2020.
Borrower acquisition expenses
Our borrower acquisition expenses increased by 32.0% from RMB8.7 billion in 2019 to RMB11.5 billion in 2020. Our borrower acquisition expenses primarily represent the expenses we incur as compensation for new loans facilitated through our platform that generated retail credit facilitation service fees, both for loans facilitated in 2020 and for loans facilitated in prior years whose remaining balance and tenor of obligations had not lapsed.
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
The increase in borrower acquisition expenses was primarily due to (i) accelerated recognition of amortized selling expenses from loans originated in prior years as the result of early repayment by customers; and (ii) an increase of 11.6% in the average outstanding balance of the off–balance sheet loans facilitated through our platform, from RMB376.8 billion in 2019 to RMB420.3 billion in 2020.
Investor acquisition and retention expenses
Our investor acquisition and retention expenses decreased by 7.8% from RMB0.9 billion in 2019 to RMB0.8 billion in 2020 due to greater efficiency.
General sales and marketing expenses
Our general sales and marketing expenses increased by 3.0% from RMB5.3 billion in 2019 to RMB5.5 billion in 2020. The increase in marketing and promotional activities associated with the growth of the volume of new loans we facilitated by 14.4% from RMB493.7 billion in 2019 to RMB565.0 billion in 2020 was partially offset by greater cost control efforts we undertook during 2020.
General and Administrative Expenses
Our general and administrative expenses increased by 4.3% from RMB2.9 billion in 2019 to RMB3.0 billion in 2020. This increase was primarily due to the increase in the scale of our business, partially offset by cost control measures we instituted in 2020.

Operation and Servicing Expenses
Our operation and servicing expenses increased by 10.2% from RMB5.5 billion in 2019 to RMB6.0 billion in 2020. This increase was primarily due to the growth of our outstanding balance of loans facilitated by 17.9% from RMB462.2 billion as of December 31, 2019 to RMB545.1 billion as of December 31, 2020, as well as increased payment processing expenses in line with the volume of loan repayments, and partially offset by improved efficiency in loan approval and collection.
Technology and Analytics Expenses
Our technology and analytics expenses decreased by 8.2% from RMB2.0 billion in 2019 to RMB1.8 billion in 2020. The decrease in our technology and analytics expenses was due to greater cost control efforts.
Impairment Losses
Our impairment losses, including credit impairment losses and asset impairment losses, increased by 52.3% from RMB2.0 billion in 2019 to RMB3.0 billion in 2020. Loan-related impairment losses increased by 294% from RMB0.8 billion in 2019 to RMB3.0 billion in 2020. The increase was primarily due to the growth of both risk bearing loan balance on balance sheet as a result of business growth, and the growth in provision in accounts receivables and contract assets related to our retail credit facilitation business caused by the
COVID-19
pandemic. Investment-related impairment losses decreased by 98.2% from RMB1.0 billion in 2019 to RMB18 million in 2020, primarily because the losses in 2019 were due to a one-time
event.
Finance Costs
Our finance costs increased by 88.5% from RMB1.5 billion in 2019 to RMB2.9 billion in 2020. This increase was primarily due to a one-time
expense of RMB1.3 billion mainly due to our
C-round
convertible notes restructuring.
Income Tax Expenses
Our income tax expenses decreased by 7.9% from RMB6.1 billion in 2019 to RMB5.6 billion in 2020. The decrease was in line with the 7.8% decrease in profit before income tax.
Net Profits
As a result of the above, our net profits decreased by 7.8% from RMB13.3 billion in 2019 to RMB12.3 billion in 2020.

B.	Liquidity and Capital Resources
We had net cash generated from operating activities of RMB2,192 million, RMB7,121 million and RMB4,987 million (US$783 million) in 2019, 2020 and 2021, respectively.
In addition to net cash generated from operating activities, we raised cash from three rounds of equity financing prior to our initial public offering, the first two in 2015 and 2016, and the third with separate closings in 2018 and 2019, as well as a three-year syndicated loan facility agreement and our initial public offering in 2020. We did not receive cash from our issuance of automatically convertible promissory notes and optionally convertible promissory notes in 2020. As of December 31, 2021, all of the automatically convertible promissory notes had converted into our ordinary shares, and all of the US$1,158 million total principal amount of the optionally convertible promissory notes remained outstanding, with a 6% annual interest rate and a maturity date (unless converted earlier) of September 30, 2023.

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2019	2020	2021

	RMB	RMB	RMB	US$

	(in millions)
Summary Consolidated Cash Flows Data:
Net cash generated from operating activities	2,192	7,121	4,987	783
Net cash generated from/(used in) investing activities	(11,014)	(15,004)	314	49
Net cash generated from/(used in) financing activities	(2,612)	24,874	(2,448)	(384)
Effect of exchange rate changes on cash and cash equivalents	170	(518)	(143)	(22)
Net increase/(decrease) in cash and cash equivalents	(11,264)	16,474	2,711	425
Cash and cash equivalents at beginning of the year	18,576	7,312	23,786	3,733
Cash and cash equivalents at end of the year	7,312	23,786	26,496	4,158
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
We had net cash generated from operating activities of RMB2.2 billion in 2019, RMB7.1 billion in 2020 and RMB5.0 billion (US$0.8 billion) in 2021. As of December 31, 2021, we had RMB34.7 million (US$5.4 million) in cash at bank, of which 86% was held in Renminbi.
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

Operating Activities
Net cash generated from operating activities for the year ended December 31, 2021, was RMB5.0 billion (US$0.8 billion), as compared to profit before income tax of RMB23.4 billion (US$3.7 billion) for the same period. The difference was primarily due to an increase in accounts and other receivables of RMB101.2 billion (US$15.9 billion) and an increase in accounts and other payables of RMB82.5 billion (US$12.9 billion). In addition to these changes in our working capital accounts, the difference between our net cash generated from operating activities and our profit before income tax was also due to the impact of certain other items, in particular credit impairment losses of RMB5.7 billion (US$0.9 billion), finance cost classified as financing activities of RMB1.8 billion (US$0.3 billion) , asset impairment losses of RMB1.1 billion (US$ 0.2 billion) and depreciation of right-of-use
assets of RMB0.6 billion (US$0.1 billion), partially offset by investment income classified as investing activities of RMB1.6 billion (US$0.3 billion).
Net cash generated from operating activities for the year ended December 31, 2020, was RMB7.1 billion, as compared to profit before income tax of RMB17.9 billion for the same period. The difference was primarily due to an increase in accounts and other receivables of RMB68.9 billion and an increase in accounts and other payables of RMB56.2 billion. In addition to these changes in our working capital accounts, the difference between our net cash generated from operating activities and our profit before income tax was also due to the impact of certain other items, in particular credit impairment losses of RMB2.8 billion, finance cost classified as financing activities of RMB3.1 billion and depreciation of right-to-use
assets of RMB0.6 billion, partially offset by investment income classified as investing activities of RMB1.1 billion.
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
Investing Activities
Net cash generated from investing activities for the year ended December 31, 2021 was RMB0.3 billion (US$0.0 billion), primarily as a result of proceeds from sale of investment assets of RMB132.4 billion (US$20.8 billion), partially offset by payment for acquisition of investment assets of RMB128.6 billion (US$20.2 billion) and an increase in securities purchases under agreements to resell of RMB4.8 billion (US$0.8 billion). We also received RMB1.5 million (US$0.2 million) in interest on investment assets.
Net cash used in investing activities for the year ended December 31, 2020 was RMB15.0 billion, primarily as a result of payment for acquisition of investment assets of RMB166.5 billion and financial assets purchased under reverse repurchase agreements of RMB0.7 billion, partially offset by proceeds from sale of investment assets of RMB151.2 billion and received in interest from investment assets of RMB1.2 billion.
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

Financing Activities
Net cash used in financing activities for the year ended December 31, 2021 was RMB2.4 billion (US$0.4 billion), primarily as a result of repayments of borrowings of RMB1.8 billion (US$0.3 billion), payment for share repurchase program of RMB6.4 billion (US$1.0 billion), proceeds from issuance of shares and other equity securities of RMB0.1 billion (US$0.0 billion) and payment for interest expenses of RMB0.9 billion (US$0.1 billion), partially offset by proceeds from borrowings of RMB7.3 billion (US$1.1 billion).
Net cash generated from financing activities for the year ended December 31, 2020 was RMB24.9 billion, primarily as a result of proceeds from borrowings of RMB10.6 billion and proceeds from issuance of shares and other equity securities of RMB18.9 billion, partially offset by repayments of borrowings of RMB2.9 billion and payment for interest expense of RMB 1.2 billion.
Net cash used in financing activities for the year ended December 31, 2019 was RMB2.6 billion, primarily as a result of repayments of borrowings of RMB6.7 billion, partially offset by proceeds from borrowings of RMB4.5 billion.
Off–Balance Sheet Arrangements
Under our capital-light business model, third-party credit enhancement partners provide the majority of the financial guarantees for the loans we facilitate, while we provide the remainder. The following table sets forth the balance of our remaining commitment as at each balance sheet date under the financing guarantee contracts for which we do not consolidate the underlying loans.

	As of December 31,
	2019	2020	2021

	RMB	RMB	RMB	US$

	(in millions)
Financing guarantee commitments	4,639	20,969	64,731	10,158
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
Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2021:

	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years

	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in millions)
Non-cancellable leases	837	131	494	78	334	52	9	1	—	—
Non-cancellable
leases represent leases for office premises.
Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021.

Holding Company Structure
Lufax Holding Ltd is a holding company with no material operations of its own. We conduct our operations in China primarily through our subsidiaries, the consolidated affiliated entities and their subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Lufax Holding Ltd’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and on technical and consulting service fees paid by the consolidated affiliated entities in China. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries and consolidated affiliated entities may allocate a portion of their after-tax
profits based on PRC accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Some of our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds or general risk reserves.

C.	Research and Development
See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company— B. Business Overview—Intellectual Property.”

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates
Not applicable.
Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Guangheng Ji	53	Chairman of the Board
Gregory Dean Gibb	55	Director and Co-Chief Executive Officer
Yong Suk Cho	51	Director and Co-Chief Executive Officer
Rui Li	51	Director
Rusheng Yang	54	Independent Director
Weidong Li	53	Independent Director
Xudong Zhang	56	Independent Director
Yunwei Tang	77	Independent Director
David Xianglin Li	58	Independent Director
James Xigui Zheng	56	Chief Financial Officer
David Siu Kam Choy	47	Controller and Chief Financial Officer of Puhui
Jinliang Mao	55	Chief Technology Officer
Jian Yang	52	Chief Risk Officer
Mr.
 Guangheng Ji
 has been the chairman of our board since January 2021, and he served as co-chairman of
our board from April 2020 to January 2021. Mr. Ji has also been a deputy general manager of Ping An Group since March 2022. Mr. Ji has over 25 years of experience in the finance industry. Mr. Ji served as a number of positions at Industrial and Commercial Bank of China from July 1994 to April 2009, vice president of Shanghai Pudong Development Bank Co., Ltd., a company listed on the Shanghai Stock Exchange (SSE: 600000), from April 2009 to November 2015, chairman of the board of Shanghai Rural Commercial Bank Co., Ltd. from November 2015 to March 2019, and vice chairman of the board and co-president of
Baoneng Group from March 2019 to March 2020. Mr. Ji obtained his bachelor’s and master’s degrees in geography and Ph.D. degree in economics from Peking University in July 1991, July 1994 and July 2009, respectively.

Mr.
 Gregory Dean Gibb
 has been
the co-chief executive
officer of our company since January 2021 and a director of our company since December 2014, and he served as our chief executive officer from March 2016 to January 2021. He has also been the co-chairman and
chief executive officer of Shanghai Lufax since September 2011. Mr. Gibb has over 20 years of experience serving multinational and domestic companies in the finance and investment industry. Mr. Gibb served as the marketing assistant in Merrill Lynch International from July 1989 to December 1991, various positions at McKinsey & Company from January 1992 to August 2006, including as its global senior director, and subsequently the chief operating officer of Taishin Financial Holding Co., Ltd, a company listed on the Taiwan Stock Exchange (TWSE: 2887), from September 2006 to May 2011. After that, Mr. Gibb joined Ping An Insurance (Group) Company of China and served as the chief innovation officer from May 2011 to September 2013. Mr. Gibb obtained his bachelor of arts degree from Middlebury College in May 1989.
Mr.
 Yong Suk Cho
 has been
the co-chief executive
officer of our company since January 2021 and a director of our company since March 2016, and he served as the chief executive officer of Puhui since March 2016. Mr. Cho has extensive experience in the consumer finance industry. Mr. Cho served as the vice president of portfolio management team of Citibank Korea Inc. from July 1999 to March 2006, and senior vice president of marketing department of the Hongkong and Shanghai Banking Corporation Limited, Seoul Branch from April 2006 to September 2007. Mr. Cho subsequently joined Ping An where he held a number of management positions, including section chief, assistant general manager, deputy general manager and general manager of the credit guarantee insurance business department from October 2007 to February 2015, during which he was in charge of planning, finance and risk management business lines. Mr. Cho obtained his MBA degree from the University of California, Berkeley, Haas School of Business in May 1999.
Mr.
 Rui Li
 has been a director of our company since January 2021. He is currently the Finance Director of Ping An Group, overseeing group-wide finance transformation and accounting operations. He serves on the board of various Ping An subsidiaries and associated companies, including Ping An Trust, Ping An Financial Services, HealthKonnect Medical, OneConnect Financial Technology Co., Ltd. (NYSE: OCFT) and others. Mr. Li has over 25 years of professional experiences in financial planning, accounting operations, risk management and business transformation, and has worked at PricewaterhouseCoopers Hong Kong, Deloitte USA, and Deloitte Canada. Mr. Li is a member of American Institute of Certified Public Accountants and holds the Chartered Global Management Accountant designation. Mr. Li received his master’s degree in business administration from Metropolitan State University, USA and his PhD in finance from International School of Management, France.
Mr.
 Rusheng Yang
 has been an independent director of our company since July 2020. Mr. Yang currently is a partner at Jonten Certified Public Accountants and has also been an independent director of Ping An Bank Co., Ltd., a company listed on the Shenzhen Stock Exchange (SZSE: 000001), since February 2017, and an independent director of IPE Group Limited, a company listed on the Hong Kong Stock Exchange (HKG: 929), since June 2017. Mr. Yang has over 20 years of experience in the finance, audit and tax industries. Mr. Yang served as finance specialist at Shenzhen Jiancai Group from 1993 to 1994, senior manager at Shenzhen Yongming CPA Co., Ltd. from 1994 to 2000, partner at Shenzhen Guangshen Certified Public Accountants Firm from 2001 to 2004, managing partner at Shenzhen Youxin Certified Public Accountants Firm from 2005 to 2007, partner at Wanlong Asia CPA Co., Ltd. from 2007 to 2009, partner at Crowe Horwath China Certified Public Accountants Co., Ltd. from 2009 to 2013, and partner at Rui Hua Certified Public Accountants from 2013 to 2020. Mr. Yang obtained his master’s degree in economics from Jinan University in 1993. Mr. Yang is a certified public accountant and a certified tax agent in the PRC.
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
Mr.
 Yunwei Tang
 has been an independent director of our company since January 2021. Mr. Tang has served as an independent director for the Universal Scientific Industrial (Shanghai) Co., Ltd., a company listed on the Shanghai Stock Exchange (SSE: 601231), since April 2017, Ping An Healthcare and Technology Company Limited, listed on the Hong Kong Stock Exchange (HKG: 01833) since May 2018, and China Jushi Co., Ltd., a company listed on the Shanghai Stock Exchange (SSE: 600176), since May 2019. Mr. Tang served in a number of positions including lecturer, professor, assistant to president and vice-president at the Shanghai University of Finance and Economics from 1984 to 1993, and served as the university’s president from 1993 to 1999. Mr. Tang obtained his bachelor’s degree in economics from Shanghai Institute of Finance and Economics in 1968 and Ph.D. degree in economics from Shanghai University of Finance and Economics in 1987.
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
Mr.
 James Xigui Zheng
 has been the chief financial officer of our company since December 2017. He has also been the chief financial officer of Shanghai Lufax since August 2014. Mr. Zheng served as a senior consultant at Accenture (formerly known as Andersen Consulting) from 1992 to 1994. From 1994 to 2000, Mr. Zheng held various positions at U S West Inc. MediaOne (now part of Comcast) and U S West Communications (now part of CenturyLink). Mr. Zheng joined eBay Inc. in May 2000 where he served various senior management positions, including chief financial officer and chief operation officer of eBay China from August 2003 to July 2005 and the chief operating officer of PayPal China from July 2005 to August 2007. Mr. Zheng served as the president at Beijing Kaituo Tianji Information Technology Limited Company from August 2007 to March 2010. He subsequently joined Shanghai
Fosun Hi-tech (Group)
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
Dr.
 Jian Yang
has been the chief risk officer of our company since November 2021. Dr. Yang has served as a non-executive director
of LU International (Hong Kong) Limited since March 2021 and Lu International (Singapore) Financial Asset Exchange (PTE) Ltd. since April 2021, two subsidiaries of the Company. Prior to joining the Company, Dr. Yang served as the chief risk officer and the head of risk management department of First Capital Securities Co., Ltd. (SZSE: 002797) and the supervisor of three subsidiaries of First Capital from September 2013 to February 2021, a senior vice president for franchise risk and strategy at Citigroup from July 2008 to September 2013, an assistant vice president at investment strategy department of GE Capital from June 2006 to July 2008, and a principal analyst at business architecture and technology department of ISO New England from October 2003 to June 2006. Prior to that, Dr. Yang also had over five years of working experience at ABB and GE in the areas of structured project finance, asset valuation, market simulation and strategic energy consulting. Dr. Yang obtained his bachelor of science degree and master of science degree in electrical engineering from Tsinghua University, his Ph.D. degree in electrical engineering from Missouri University of Science & Technology and his MBA degree from the Wharton School of University of Pennsylvania.

B.	Compensation
Compensation of Directors and Executive Officers
For the year ended December 31, 2021, we paid an aggregate of RMB57 million (US$9 million) in cash and benefits to our executive officers and directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors or entered into service contracts with our directors providing for benefits upon termination of employment. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing fund.

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
Share Incentive Plans
Amended and Restated Phase I Share Incentive Plan
In December 2014, we adopted the Phase I Share Incentive Plan, which, as amended and restated, most recently on July 21, 2021, we refer to as the 2014 Plan in this annual report. The maximum aggregate number of shares authorized and reserved under the 2014 Plan is 20,644,803 ordinary shares. As of March 15, 2022, options to purchase a total of 13,506,301 ordinary shares are outstanding under the 2014 Plan.
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
Plan administration
. Our board of directors determines the participants to receive options, the number of options to be granted, the time and number of options to be vested, the number of vested options to be exercised, and other terms and conditions of each grant. Our board of directors may delegate authority to a director, a committee of the board, or other designated person to administer the 2014 Plan.
Grant notice
. Options granted under the 2014 Plan are evidenced by a grant notice that sets forth the number of options granted, date of grant, vesting schedule, exercise price, term of effectiveness, exercisable periods, and other terms and conditions.
Eligibility
. We may grant options to our directors, officers, employees, consultants, and other persons determined by our board of directors.
Vesting schedule
. Unless otherwise approved by our board of directors, the vesting schedule for each grant is four years, and each grant may start to vest on the first anniversary of the date of grant, with the maximum number of options vested for each year being 25% of such grant, subject to certain exceptions provided in the 2014 Plan.
Exercise of options
. Our board of directors determines the exercise price for each grant, which is stated in the grant notice. Unless otherwise stated in the 2014 Plan and the grant notice or determined by the board of directors, options vested will be exercisable on and after the initial exercise date, prior to the expiration of its term of effectiveness. Unless determined otherwise by our board of directors, the initial exercise date will not be earlier than six months after the occurrence of our initial public offering and not be later than eight years after the date of grant. Options that are vested and exercisable will terminate if they are not exercised prior to the time stated under the 2014 Plan and the grant notice. Unless otherwise agreed, each grant of options has a term of effectiveness of ten years from its date of grant.
Transfer restrictions
. Unless otherwise permitted by applicable law and agreed upon by our board of directors, options may not be transferred, pledged or otherwise disposed of in any manner by the participants.
Termination and amendment
. Our board of directors has the authority to terminate or change the 2014 Plan at any time at its discretion.

Amended and Restated Phase II Share Incentive Plan
In August 2015, we adopted the Phase II Share Incentive Plan, which, as amended and restated, most recently on July 21, 2021, we refer to as the 2015 Plan in this annual report. The maximum aggregate number of shares authorized and reserved under the 2015 Plan is 10,000,000 ordinary shares. As of March 15, 2022, options to purchase a total of 4,190,266 ordinary shares are outstanding under the 2015 Plan.
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
Plan administration
. Our board of directors determines the participants to receive options, the number of options to be granted, the time and number of options to be vested, the number of vested options to be exercised, and other terms and conditions of each grant. Our board of directors may delegate authority to a director, a committee of the board, or other designated person to administer the 2015 Plan.
Grant notice
. Options granted under the 2015 Plan are evidenced by a grant notice that sets forth the number of options granted, date of grant, vesting schedule, exercise price, term of effectiveness, exercisable periods, and other terms and conditions.
Eligibility
. We may grant options to our directors, officers, employees, consultants, and other persons determined by our board of directors.
Vesting schedule
. Unless otherwise approved by our board of directors, the vesting schedule for each grant is four years, and each grant may start to vest on the first anniversary of the date of grant, with the maximum number of options vested for each year being 25% of such grant, subject to certain exceptions provided in the 2015 Plan.
Exercise of options
. Our board of directors determines the exercise price for each grant, which is stated in the grant notice. Unless otherwise stated in the 2015 Plan and the grant notice or determined by the board of directors, options vested will be exercisable on and after the initial exercise date, prior to the expiration of its term of effectiveness. Unless determined otherwise by our board of directors, the initial exercise date will not be earlier than six months after the occurrence of our initial public offering and not be later than eight years after the date of grant. Options that are vested and exercisable will terminate if they are not exercised prior to the time stated under the 2015 Plan and the grant notice. Unless otherwise agreed, each grant of options has a term of effectiveness of ten years from its date of grant.
Transfer restrictions
. Unless otherwise permitted by applicable law and agreed upon by our board of directors, options may not be transferred, pledged or otherwise disposed of in any manner by the participants.
Termination and amendment
. Our board of directors has the authority to terminate or change the 2015 Plan at any time at its discretion.
Amended and Restated 2019 Performance Share Unit Plan
In September 2019, we adopted the 2019 Performance Share Unit Plan, which, as amended and restated, most recently on July 21, 2021, we refer to as the 2019 Plan in this annual report. The maximum aggregate number of shares authorized and reserved under the 2019 Plan is 15,000,000 ordinary shares. As of March 15, 2022, performance share units to purchase a total of 3,034,672 ordinary shares are outstanding under the 2019 Plan.
The following paragraphs summarize the principal terms of the 2019 Plan.
Grant of performance share units.
The 2019 Plan permits us to grant performance share units to qualified participants to purchase a specified number of our ordinary shares at a specified price during specified time periods. The performance share units may be unlocked and vested subject to certain terms and conditions. Our board of directors determines whether we will grant any performance share units on an annual basis.

Plan administration
. Our board of directors, or the plan administrator authorized by our board of directors, determines the participants to receive performance share units and the number of performance share units to be granted. Our board of directors further determines the time and number of performance share units to be unlocked, the number of unlocked performance share units to be vested, and other terms and conditions of each grant.
Grant notice
. Performance share units granted under the 2019 Plan are evidenced by a grant notice that sets forth the number of performance share units granted, date of grant, unlocking schedule and vesting period, purchase price, vesting method, term of effectiveness, and other terms and conditions.
Eligibility
. We may grant performance share units to our directors, officers, employees, consultants, and other persons determined by our board of directors.
Unlocking schedule
. Unless otherwise approved by our board of directors, the unlocking schedule for each grant is four years, and each grant may start to unlock on the first anniversary of the date of grant, with the maximum number of performance share units unlocked for each year being 25% of such grant, subject to certain exceptions provided in the 2019 Plan.
Vest of performance share units
. The purchase price for each grant is stated in the grant notice but may be changed by our board of directors at its discretion. Unless otherwise stated in the 2019 Plan and the grant notice or determined by the board of directors, performance share units unlocked can become vested on and after the initial vest date, prior to the expiration of its term of effectiveness. Unless determined otherwise by our board of directors, the initial vest date will not be earlier than six months after the occurrence of our initial public offering and not be later than eight years after the date of grant. Performance share units that are unlocked and vesting will terminate if they are not vested prior to the time stated under the 2019 Plan and the grant notice. Unless otherwise agreed, each grant of performance share units has a term of effectiveness of ten years from its date of grant.
Transfer restrictions
. Unless otherwise permitted by applicable law and agreed upon by our board of directors, performance share units may not be transferred, pledged or otherwise disposed of in any manner by the participants.
Termination and amendment
. Our board of directors has the authority to terminate or change the 2019 Plan at any time at its discretion.
The following table summarizes, as of March 15, 2022, the number of ordinary shares underlying outstanding options, performance share units and other equity awards that we granted to our directors and executive officers pursuant to the 2014 Plan, the 2015 Plan and the 2019 Plan, excluding awards that were forfeited or canceled after the relevant grant dates.

Name	Ordinary Shares Underlying Equity Awards Granted	Exercise Price (RMB/ Share)	Date of Grant	Date of Expiration
Guangheng Ji	*	N/A for performance share units	April 1, 2020 and November 1, 2020	Various dates between April 1, 2030 and November 1, 2035
Gregory Dean Gibb	*	N/A for performance share units; 8.00 – 98.06 for options	Various dates between December 22, 2014 and November 1, 2020	Various dates between December 22, 2024 and November 1, 2035
Yong Suk Cho	*	N/A for performance share units; 50.00 –118.00 for options	Various dates between August 14, 2015 and November 1, 2020	Various dates between August 14, 2025 and November 1, 2035
James Xigui Zheng	*	N/A for performance share units; 8.00 – 118.00 for options	Various dates between December 22, 2014 and November 1, 2020	Various dates between December 22, 2024 and November 1, 2035
David Siu Kam Choy	*	N/A for performance share units; 8.00 for options	Various dates between December 22, 2014 and November 1, 2020	Various dates between December 22, 2024 and November 1, 2035
Jinliang Mao	*	N/A for performance share units; 50.00 –118.00 for options	Various dates between August 14, 2015 and November 1, 2020	Various dates between August 14, 2025 and November 1, 2035
Jian Yang	*	N/A for performance share units	April 1, 2021	Various dates between April 1, 2031 and April 1, 2036

(1)	*Less than 1% of our total outstanding shares.

As of March 15, 2022, our employees other than directors and executive officers as a group held options and performance share units to purchase 16,749,040 ordinary shares, with exercise prices ranging from RMB8 per share to RMB118 per share for outstanding options.

C.	Board Practices
Board of Directors
Our board of directors consists of 9 directors. A director is not required to hold any shares in our company to qualify to serve as a director. Following a declaration of nature of interest pursuant to our memorandum and articles of association and subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested. A director may exercise all the powers of the company to raise or borrow money, to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital and subject to the Companies Act (As Revised) of the Cayman Islands, to issue debentures, bonds or other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party.
Committees of the Board of Directors
We have established an audit committee and a nomination and remuneration committee under the board of directors. We have adopted a charter for each of the two committees. Each committee’s members and functions are described below.
Audit Committee
. Our audit committee consists of Mr. Rusheng Yang, Mr. Xudong Zhang and Mr. Yunwei Tang, and is chaired by Mr. Rusheng Yang. Each of Mr. Rusheng Yang, Mr. Xudong Zhang and Mr. Yunwei Tang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule
10A-3
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

Nomination and Remuneration Committee
. Our nomination and remuneration committee consists of Mr. Weidong Li, Mr. Xudong Zhang and Mr. Rusheng Yang, and is chaired by Mr. Weidong Li. Each of Mr. Weidong Li, Mr. Xudong Zhang and Mr. Rusheng Yang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nomination and remuneration committee assists the board in selecting individuals qualified to become our directors, determining the composition of the board and its committees, reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The nomination and remuneration committee is responsible for, among other things:

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
Duties of Directors
Under Cayman Islands law, our directors have fiduciary duties, including duties of loyalty and a duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. You should refer to “Item 10. Additional information—B. Memorandum and Articles of Association— Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his or her creditors; or (ii) dies or is found by our company to be of unsound mind or (iii) without special leave of absence from the board, is absent from meetings of the board three consecutive meetings and the board resolves that his office be vacated; or (iv) is prohibited by law from being a director; or (v) ceases to be a director by virtue of any provision of the law of the Cayman Islands or our memorandum and articles of association or is removed from office pursuant to our memorandum and articles of association.

D.	Employees
We had 92,380 full-time employees as of December 31, 2021, as compared with 87,240 full-time employees as of December 31, 2020 and 84,647 full-time employees as of December 31, 2019.
The following table sets forth the numbers of our employees categorized by function as of December 31, 2021.

	Number of Employees	Percentage
Sales and marketing, retail credit facilitation	73,349	79.4
Direct sales	63,789	69.1
Channel management	4,947	5.4
Online sales	4,613	5.0
Sales and marketing, wealth management	448	0.5
Credit assessment	2,320	2.5
Post-origination services	10,093	10.9
General and administrative	4,431	4.8
Technology and research	1,302	1.4
Other	437	0.5

Total	92,380	100.0

The following table sets forth the number of our employees by geography as of December 31, 2021.

	Number of Employees	Percentage
Guangdong	10,140	11.0
Jiangsu	9,595	10.4
Shanghai	7,278	7.9
Shandong	6,531	7.1
Hubei	5,537	6.0
Hebei	5,523	6.0
Henan	4,580	5.0
Sichuan	4,409	4.8
Anhui	4,292	4.6
Hunan	3,156	3.4
Other	31,339	33.9

Total	92,380	100.0

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
The calculations in the table below are based on 1,142,906,445 ordinary shares outstanding (excluding the 8,000,000 ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) as of March 15, 2022.
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

Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers**:
Guangheng Ji	—	—
Gregory Dean Gibb (1)	*	*
Yong Suk Cho (2)	*	*
Rui Li (3)	—	—
Rusheng Yang (4)	—	—
Weidong Li (5)	—	—
Xudong Zhang	—	—
Yunwei Tang	—	—
David Xianglin Li (6)	—	—
James Xigui Zheng	*	*
David Siu Kam Choy (2)	*	*
Jinliang Mao	*	*
Jian Yang	—	—
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Ping An Group (7)	474,905,000	41.6
Tun Kung Company Limited (8)	324,994,253	28.4

*	Less than 1% of our total outstanding shares.
**	Except as indicated otherwise below, the business address of our directors and executive officers is No. 1088 Yuanshen Road 28/F, Shanghai, People’s Republic of China.
(1)	The business address of Mr. Gregory Dean Gibb is 28th Floor, Pingan Fortune Tower, 1088 Yuanshen Road, Shanghai, People’s Republic of China.
(2)	The business address of Mr. Yong Suk Cho and Mr. David Siu Kam Choy is 19th Floor, Tower A, Shanghai Ping An Building, No. 206 Kaibin Road, Xuhui District, Shanghai, People’s Republic of China.
(3)	The business address of Mr. Rui Li is 47F Yitian Road No. 5033, Futian District, Shenzhen, Guangdong, People’s Republic of China.
(4)	The business address of Mr. Rusheng Yang is 2609B, Jinzhonghuan Commerce Building, No. 3037 Jintian Road, Futian District, Shenzhen, People’s Republic of China.
(5)	The business address of Mr. Weidong Li is 1603 Pilkem Commercial Centre, 8 Pilkem Street, Kowloon, Hong Kong.

(6)	The business address of Mr. David Xianglin Li is Office 714, 211 West Huaihai Road, Shanghai, People’s Republic of China.

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

Each shareholder of Lanbang Investment Company Limited, Mr. Jingkui Shi and Mr. Xuelian Yang, has granted an option to An Ke Technology Company Limited to purchase up to 100% of his shares in Lanbang Investment Company Limited, or the Lanbang Offshore Call Options. Lanbang Investment Company Limited holds 37.4% of the shares of Tun Kung Company Limited, which in turn beneficially owns 42.7% of our ordinary shares. See note (8) to our ownership table below. Each shareholder of Lanbang Investment Company Limited is entitled to his voting and other rights in Lanbang Investment Company Limited prior to An Ke Technology Company Limited’s exercise of the Lanbang Offshore Call Options.
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
The shareholders of Lanbang Investment Company Limited also hold the entire equity interest in Shanghai Lanbang Investment Limited Liability Company, or Shanghai Lanbang, which holds 18.29% of the equity interest in two of the consolidated affiliated entities, Shanghai Xiongguo and Shenzhen Lufax Enterprise Management. Each of Mr. Jingkui Shi and Mr. Xuelian Yang has granted an option to Shenzhen Ping An Financial Technology Consulting Co., Ltd, the parent company of An Ke Technology Company Limited, to purchase up to 100% of his equity interest in Shanghai Lanbang, or the Onshore Call Options, and together with the Offshore Call Options, the Call Options.
On August 20, 2021, we were notified that An Ke Technology Company Limited and its parent company, Shenzhen Ping An Financial Technology Consulting Co., Ltd, amended the exercise period of the Call Options. Following such amendments to the exercise period of the Call Options, the Call Options are exercisable concurrently, in whole or in part, during the period commencing on November 1, 2024 and ending on October 31, 2034. Such ten-year
period may be extended by An Ke Technology Company Limited or Shenzhen Ping An Financial Technology Consulting Co. Ltd, as applicable, by written notice.
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

(8)
Represents 324,994,253 ordinary shares held by Tun Kung Company Limited, a British Virgin Islands company, excluding 6,555,944 ordinary shares which are ordinary shares converted to 13,111,888 ADSs and recorded in and represented by a collateral account held in the name of Tun Kung Company Limited with Goldman Sachs International pursuant to a covered call arrangement by and among Tun Kung Company Limited, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. in December 2021. As of March 15, 2022, each of Tongjun Investment Company Limited and Lanbang Investment Company Limited owns 52.33% and 47.67% of the issued and outstanding share capital of Tun Kung Company Limited, respectively. Further, as of March 31, 2022, each of Tongjun Investment Company Limited and Lanbang Investment Company Limited owns 46.5% and 53.5% of the issued and outstanding share capital of Tun Kung Company Limited, respectively. Tongjun Investment Company Limited and Lanbang Investment Company Limited are both British Virgin Islands companies. Each of the two individuals, Mr. Wenwei Dou and Ms. Wenjun Wang, owns 50% of Tongjun Investment Company Limited’s shares. Each of the two individuals, Mr. Xuelian Yang and Mr. Jingkui Shi, owns 50% of Lanbang Investment Company Limited’s shares.

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

In October 2015, in connection with our acquisition of the retail credit facilitation business from Ping An Group, we issued convertible promissory notes in an aggregate principal amount of US$1,953,800,000 to China Ping An Insurance Overseas (Holdings) Limited. On the same date, China Ping An Insurance Overseas (Holdings) Limited agreed to transfer US$937,824,000 of the outstanding principal amount of the notes and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited. Each of the notes bears interest from the date of issuance, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of each of the notes outstanding from time to time, which will be payable by us semi-annually until the eighth anniversary of the issuance date of the notes. Subject to the terms and conditions set forth in each of the notes, each of China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited has the right in the manner provided in the notes, as applicable, to convert the whole or any part of the outstanding principal amount of the notes, as applicable, into our ordinary shares, par value US$0.00001 per share (or the American depositary shares representing our ordinary shares), during the period commencing on April 30, 2023 to the date which is five business days before the maturity date (exclusive) at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in each of the notes. Unless previously converted or purchased and canceled, we shall redeem each of the notes at 100% of its principal amount together with accrued interests on the maturity date.
On September 30, 2020, we issued automatically convertible promissory notes and optionally convertible promissory notes in a total principal amount of US$1,361,925,000 to certain holders of our Class C ordinary shares, in exchange for a total of 45,287,111 Class C ordinary shares held by them. The automatically convertible promissory notes were converted into 7,566,665 ordinary shares upon the closing of our initial public offering in November 2020. The optionally convertible promissory notes can be converted into an aggregate of 41,054,900 ordinary shares, without giving effect to any anti-dilutive adjustments, up to September 30, 2023. We pay 6% annual interest to the holders of the outstanding notes, until the notes are fully repaid or converted.
As of March 15, 2022, none of our ordinary shares are held by any record holder in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
Except as described elsewhere herein, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Item 7. Major Shareholders and Related Party Transactions
A.
Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B.
Related Party Transactions
Contractual Arrangements with The Consolidated Affiliated Entities and Their Respective Shareholders
See “Item 4. Information on the Company—C. Organizational Structure.”
Transactions with Ping An Group
Summary of Transactions with Ping An Group
For the years ended December 31, 2019, 2020 and 2021, we provided various types of services, including loan account management, wealth management product facilitation, technology support and other services, to Ping An Group for an aggregate of RMB1,023.6 million, RMB1,869.8 million and RMB4,953.9 million (US$777.4 million) in technology platform based income and other income, respectively. Such income represented 2.1%, 3.6% and 8.0% of our total income for the years ended December 31, 2019, 2020 and 2021, respectively.
For the years ended December 31, 2019, 2020 and 2021, we had investment income and interest income from Ping An Group in the amount of RMB268.9 million, RMB408.8 million and RMB841.7 million (US$132.1 million), respectively, in connection with our investment products issued or managed by Ping An Group and bank deposits at Ping An Group, representing 0.6%, 0.8% and 1.4% of our total income for the years ended December 31, 2019, 2020 and 2021, respectively.
For the years ended December 31, 2019, 2020 and 2021, we had total expenses (excluding finance costs) to Ping An Group in the amount of RMB2,630.9 million, RMB3,589.6 million and RMB3,506.0 million (US$550.2 million), respectively, primarily in connection with technology support, transaction settlement, custodian, accounting processing, HR support, data communication and customer acquisition services provided by Ping An Group to us, representing 9.3%, 10.5% and 9.1% of our total expenses for the years ended December 31, 2019, 2020 and 2021, respectively.

We incurred interest expense to Ping An Group in the aggregate amount of RMB154.3 million, RMB67.5 million and RMB6.2 million (US$1.0 million), respectively, for the years ended December 31, 2019, 2020 and 2021, in connection with borrowings from Ping An Group and interest paid to Ping An Group for its subscription in the consolidated wealth management products managed by us, representing 0.5%, 0.2% and 0.0% of our total expenses for the years ended December 31, 2019, 2020 and 2021, respectively.
We had cash balances of RMB14.6 billion, RMB14.4 billion and RMB9.6 billion (US$1.5 billion) held at banks who are affiliates with Ping An Group as of December 31, 2019, 2020 and 2021, respectively, representing 9.8%, 5.8% and 2.7% of our total assets as of December 31, 2019, 2020 and 2021, respectively.
We had account and other receivables and contract assets due from Ping An Group in the amount of RMB2,784.8 million, RMB2,040.9 million and RMB3,052.1 million (US$478.9 million) as of December 31, 2019, 2020 and 2021, respectively, representing 1.9%, 0.8% and 0.8% of our total assets as of December 31, 2019, 2020 and 2021, respectively.
As of December 31, 2019, 2020 and 2021, we had balance of financial assets at amortized cost and financial investments (loans and receivables) and financial assets at fair value through profit or loss with Ping An Group in the amount of RMB6,903.3 million, RMB7,189.1 million and RMB4,779.9 million (US$750.1 million), respectively, primarily in connection with certain asset management plan products we purchased from Ping An Group, representing 4.6%, 2.9% and 1.3% of our total assets as of December 31, 2019, 2020 and 2021, respectively.
As of December 31, 2019, 2020 and 2021, in addition to the convertible promissory notes we issued to China Ping An Insurance Overseas (Holdings) Limited as described below, we had no borrowings due to Ping An Group.
As of December 31, 2019, 2020 and 2021, we had account and other payables and contract liabilities due to Ping An Group in the amount of RMB2,521.4 million, RMB1,888.1 million and RMB801.7 million (US$125.8 million), respectively, representing 2.5%, 1.1% and 0.3% of our total liabilities as of December 31, 2019, 2020 and 2021, respectively.
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
Each of the notes bears interest from the date of issuance, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of each of the notes outstanding from time to time, which will be payable by us semi-annually until the eighth anniversary of the issuance date of the notes. Subject to the terms and conditions set forth in each of the notes, each of China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited has the right in the manner provided in the notes, as applicable, to convert the whole or any part of the outstanding principal amount of the notes, as applicable, into our ordinary shares, par value US$0.00001 per share (or the American depositary shares representing our ordinary shares), during the period commencing on April 30, 2023 to the date which is five business days before the maturity date (exclusive) at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in each of the notes. Unless previously converted or purchased and canceled, we shall redeem each of the notes at 100% of its principal amount together with accrued interest on the maturity date.
For the years ended December 31, 2019, 2020 and 2021, the contractual interest we were required to pay on the convertible promissory notes were US$7.5 million, US$7.5 million and US$7.5 million to China Ping An Insurance Overseas (Holdings) Limited and US$6.9 million, US$6.9 million and US$6.9 million to An Ke Technology Company Limited, respectively.

Capital Contribution in Ping An Consumer Finance Co., Ltd.
In November 2019, the CBIRC approved the establishment of Ping An Consumer Finance Co., Ltd. We subscribed RMB3.5 billion or 70% of the equity interest of Ping An Consumer Finance while Ping An Group subscribed RMB1.5 billion or 30%. The entity obtained approval to open from the CBIRC in March 2020 and started operating a consumer finance business from April 2020.
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
Dividend Policy
On November 8, 2021, our board of directors approved an annual cash dividend policy. Under the policy, we will declare and distribute a recurring cash dividend at an amount to range from 20% to 40% of the consolidated net profit in the previous fiscal year, beginning in 2022. On March 9, 2022, we announced a cash dividend of US$0.68 per ordinary share (US$0.34 per ADS) with a record date of April 8, 2022. Whether to make a dividend distribution in any particular year and, if so, the exact amount of such distribution will be based upon our operations and earnings, cash flow, financial condition and other relevant factors, and will be subject to adjustment and determination by the board of directors.
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
Dividends
Subject to the Companies Act, the company in general meeting or our directors may declare dividends in any currency to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by the board. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Act. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides, (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also declare interim dividends, whenever our financial position, in the opinion of our directors, justifies such payment.
Our directors may deduct all sums of money (if any) presently payable by any shareholder to us on account of calls or otherwise from any dividend or bonus payable to such shareholder.
No dividend or other money payable by us on or in respect of any share shall bear interest against us. In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our board (or our shareholders acting by ordinary resolution upon the recommendation of our directors) may resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.
Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may in writing direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.
All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and reverted to us.
Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, disregard fractional entitlements or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.
Voting Rights
On a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to one vote for each share, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands of shareholders who are present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, unless voting by way of poll is required by the rules of the NYSE or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded.
A poll may be demanded by the chairman of such meeting or any shareholder or shareholders present in person or (in the case of a shareholder being a corporation) by its duly authorized representative or by proxy and representing not less than one-tenth
of the total voting rights of all shareholders having the right to vote at the meeting.
Unless the board determines otherwise, no shareholder shall be entitled to attend and vote or be reckoned in a quorum at any general meeting, in respect of any share, unless such shareholder is duly registered as our shareholder and all calls or other sums presently payable by such shareholder in respect of shares in our company, have been paid.

If a clearing house or a central depositary entity (or its nominee(s)), being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the clearing house or central depositary entity (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or central depositary entity (or its nominee(s)) including the right to vote individually in a show of hands.
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
The liquidator may also, with the like authority, vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.
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
Variations of Rights of Shares
If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds
of the votes cast at a separate meeting of the holders of the shares in that class.
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
Inspection of Books and Records
Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records other than copies of the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders. However, we intend to provide our shareholders with annual reports containing audited financial statements.
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

Our board of directors may issue shares without action by our shareholders to the extent the shares are authorized but unissued. Issuance of these shares may dilute the voting power of holders of shares.
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
Register of Members
In accordance with Section 48 of the Companies Act, the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. Our register of members is maintained by our share registrar, Maples Fund Services (Cayman) Limited of PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman,
KY1-1102,
Cayman Islands. We will perform the procedures necessary to register the shares in the register of members as required in “PART III – Distribution of Capital and Liability of Members of Companies and Associations” of the Companies Act, and will ensure that the entries on the register of members are made without any delay.
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
Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or by the chairman of the board. Advance notice of at least seven clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third
in nominal value of the total issued voting shares in our company.
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
The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for reappointment at a meeting of the shareholders or reappointment by the board of directors.
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

Our shareholders may by special resolution divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in a general meeting may be determined by our directors.
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

Exempted Company
We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	subject to its memorandum and articles of association, an exempted company’s register of members is not required to be open to inspection;

•	subject to its memorandum and articles of association, an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands; and

•	an exempted company may register as a limited duration company; and an exempted company may register as a segregated portfolio company.
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
Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records other than copies of the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders. However, we intend to provide our shareholders with annual reports containing audited financial statements.

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

(2)	that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of our shares, debentures or other obligations; or

(ii)	by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Act.
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

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,
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
Although the law in this regard is not entirely clear, we intend to treat the consolidated affiliated entities (including their subsidiaries, if any) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the consolidated affiliated entities for U.S. federal income tax purposes, the composition of our income and assets would change and we may be treated as a PFIC for the current taxable year and any subsequent taxable year.
Assuming that we are the owner of the consolidated affiliated entities (including their subsidiaries, if any) for U.S. federal income tax purposes and based on our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for the taxable year ended December 31, 2021, and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, under circumstances where our income from activities that produce passive income significantly increases relative to our income from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the consolidated affiliated entities for U.S. federal income tax purposes, our risk of becoming classified as a PFIC may substantially increase. It is also possible that the IRS may challenge our classification of certain income and assets as non-passive,
which may result in our company being or becoming a PFIC for the current or future taxable years. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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
income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the NYSE will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be potentially eligible for the reduced rates of taxation described in the preceding paragraph.
For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable
under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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
As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued United States Treasury regulations.
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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, the consolidated affiliated entities or any of the subsidiaries of the consolidated affiliated entities is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the consolidated affiliated entities or any of the subsidiaries of the consolidated affiliated entities.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market
election with respect to such stock. If a U.S. Holder makes a mark-to-market
election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market
election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market
election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market
election.
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
If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax considerations of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.
F.
Dividends and Paying Agents
Not applicable.
G.
Statement by Experts
Not applicable.
H.
Documents on Display
We previously filed a registration statement on Form
F-1
(Registration
No. 333-249366)
with the SEC to register the issuance and sale of our ordinary shares represented by ADSs in our initial public offering. We have also filed registration statements on Form
F-6
(Registration
No. 333-249612
and Registration
No. 333-256887)
with the SEC to register the ADSs.
We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form
20-F
within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at
www.sec.gov
. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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
We and our major overseas intermediate holding companies’ functional currency is USD. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents and loans to subsidiaries denominated in RMB. We have entered into spot-forward USD/RMB currency swaps to manage our exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB.
Our subsidiaries are mainly operating in mainland China with most of the transactions settled in RMB. We consider that our business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than RMB.
The table below illustrates the impact of an appreciation or depreciation of RMB spot and forward rates against USD by 5% on our profit before income tax:

	Profit before income tax
	2019	2020	2021

	(RMB millions)
5% appreciation of RMB	15	131	699
5% depreciation of RMB	(15)	(131)	(699)
Interest Rate Risk
Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. Our interest rate risk mainly arises from fixed rate instruments including cash at bank, accounts and other receivables and contract assets, loans to customers, and accounts and other payables and contract liabilities. Our interest rate risk policy requires us to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities.

The following table sets out our financial assets, financial liabilities and interest rate derivative instruments exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date, whichever is the earlier.

	As of December 31, 2021
	< 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	> 3 years	Overdue	No interest	Total

	(RMB millions)
ASSETS
Cash at bank	29,263	71	364	1,539	3,507	—	—	34,743
Restricted cash	27,792	554	1,786	306	14	—	—	30,454
Financial assets at fair value through profit or loss	12,545	3,459	919	263	—	1,164	12,672	31,023
Financial assets at amortized cost	1,169	501	921	108	—	1,087	—	3,785
Financial assets at purchased under reverse repurchased agreements	5,527	—	—	—	—	—	—	5,527
Accounts and other receivables and contract assets	—	—	—	—	—	—	22,345	22,345
Loans to customers	51,563	98,296	51,346	11,182	1	2,584	—	214,972
Total financial assets	127,859	102,881	55,336	13,398	3,523	4,835	35,017	342,849

LIABILITIES
Payable to platform investors	—	—	—	—	—	—	2,748	2,748
Borrowings	13,074	12,853	—	—	—	—	—	25,927
Accounts and other payables and contract liabilities	—	—	—	—	—	—	8,814	8,814
Payable to investors of consolidated structured entities	46,086	95,848	48,048	5,463	—	—	—	195,446
Financing guarantee liabilities	—	—	—	—	—	—	2,697	2,697
Lease liabilities	142	322	238	83	9	—	—	795
Convertible promissory note payable	—	—	10,669	—	—	—	—	10,669
Optionally convertible promissory notes	—	—	7,405	—	—	—	—	7,405

Total financial liabilities	59,302	109,024	66,361	5,546	9	—	14,259	254,502

Nominal amount of interest rate swap	(8,225)	—	8,225	—	—	—	—	—

Total interest rate sensitivity gap	76,782	(6,143)	(19,250)	7,851	3,514	4,835	20,758	88,347

The table below shows the length of time that overdue loans to customers have been past due.

	As of December 31, 2021
	1–29 days past due	30–89 days past due	Overdue more than 89 days	Total

	(RMB millions)
Gross carrying amount of loans to customers	1,462	1,576	624	3,663
ECL allowance	(185)	(312)	(581)	(1,079)

Total	1,277	1,264	43	2,584
As of December 31, 2021, the credit risk on approximately 79% of the on-balance
sheet loans to customers was borne by external partners. The total on-balance
sheet overdue loans do not have a direct impact on our expected credit losses as the expected credit losses are primarily derived from on-balance
sheet loans not covered by external partners. When the overdue loans not covered by external partners increases, our probability of default will increase which will result in higher expected credit losses.
We perform interest rate sensitivity analysis on our profit by measuring the impact of a change in interest rate of financial assets,liabilities and interest rate derivative instruments. On an assumption of a parallel shift of 100 basis points in interest rates, we calculate the changes in profit for the year on a monthly basis.
The table below illustrates the impact to profit before tax of the coming year as of each reporting date based on the structure of interest-bearing assets, liabilities and interest rate derivative instruments as of December 31, 2019, 2020 and 2021, caused by a parallel shift of 100 basis points in interest rates.

	For the Year Ended December 31,
	2019	2020	2021

	(RMB millions)
Change in interest rate
–100 basis points	(318)	(488)	(649)
+100 basis points	318	488	649
In the sensitivity analysis, we adopt the following assumptions when determining business conditions and financial index:

•	The fluctuation rates of different interest-bearing assets and liabilities are the same;

•	All assets and liabilities are re-priced in the middle of relevant periods;

•	Analysis is based on static gap on reporting date, regardless of subsequent changes;

•	No consideration of impact on customers’ behavior resulting from interest rate changes;

•	No consideration of impact on market price resulting from interest rate changes;

•	No consideration of actions taken by us.
Therefore, the actual changes of net profit may differ from the analysis above.
Credit Risk
Credit risks refer to the risk of losses incurred by the inabilities of debtors or counterparties to fulfill their contractual obligations or by the adverse changes in their credit conditions. We are exposed to credit risks primarily associated with our deposit arrangements with commercial banks, financial assets at fair value through profit or loss, accounts and other receivables, and loans to customers. We use a variety of controls to identify, measure, monitor and report credit risk.
Credit risk exposure
Without taking collateral and other credit enhancements into consideration, for on–balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the financial statements. The following presents the credit risk exposure of the financial instruments under the scope of expected credit loss without considering guarantee or any other credit enhancement measures as of December 31, 2019, 2020 and 2021:

	As at December 31, 2019
	Stage 1	Stage 2	Stage 3	Purchased or Originated Credit Impaired	Maximum Credit Risk Exposure

	(RMB millions)
Book value
On-balance sheet
Financial assets at amortized cost	7,209	—	1,334	80	8,623
Loans to customers	46,916	271	312	—	47,499

Total	54,125	271	1,646	80	56,122

Off-balance sheet
Financing guarantee commitment	4,600	39	—	—	4,639

	As at December 31, 2020
	Stage 1	Stage 2	Stage 3	Purchased or Originated Credit Impaired	Maximum Credit Risk Exposure

	(RMB millions)
Book value
On-balance sheet
Financial assets at amortized cost	5,508	—	975	81	6,564
Loans to customers	119,088	644	94	—	119,826

Total	124,596	644	1,069	81	126,390

Off-balance sheet
Financing guarantee commitment	20,898	71	—	—	20,969

	As at December 31, 2021
	Stage 1	Stage 2	Stage 3	Purchased or Originated Credit Impaired	Maximum Credit Risk Exposure

	(RMB millions)
Book value
On-balance sheet
Financial assets at amortized cost	2,698	—	585	502	3,785
Loans to customers	213,665	1,264	43	—	214,972

Total	216,363	1,264	628	502	218,757

Off-balance sheet
Financing guarantee commitment	64,417	314	—	—	64,731
For other
on-balance
sheet financial assets, the maximum credit risk exposure is their net carrying amount.
As of December 31, 2019, 2020 and 2021, the credit risk on loans to customers amounting to RMB42.7 billion, RMB105.3 billion and RMB169.6 billion (US$26.6 billion), respectively, was borne by external partners. After subtracting these arrangements from the maximum credit risk exposures as listed in the tables above, the loans to customers with credit risk exposure for our company are the carrying amount of loans after provision for impairment losses and interest receivable of the loans is considered. The on–balance sheet credit risk exposure for our company as of December 31, 2019, 2020 and 2021, amounted to RMB5.5 billion, RMB13.2 billion and RMB45.1 billion (US$7.1 billion), respectively. Our credit risk exposure is defined as the net credit risk exposure that we will bear.
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

Measurement of Expected Credit Loss
IFRS 9 outlines a “three-stage” model for impairment based on changes in credit quality since initial recognition as summarized below:

•	A financial instrument that is not credit-impaired on initial recognition is classified in “Stage 1” and has its credit risk continuously monitored by us.

•	If a significant increase in credit risk since initial recognition is identified, the financial instrument is moved to “Stage 2” but is not yet deemed to be credit-impaired.

•	If the financial instrument is credit-impaired, the financial instrument is then moved to “Stage 3.”
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
The criteria above are consistent with the definition of default used for internal credit risk management purposes. The default definition has been applied consistently to model the Probability of Default (PD), Exposure at Default (EAD) and Loss given Default (LGD) throughout our expected loss calculations.
Sensitivity analysis
ECL is sensitive to the parameters used in the model, the macro-economic variables of the forward-looking forecast, the weight probabilities in the three scenarios, and other factors considered in the application of expert judgment. Changes in these input parameters, assumptions, models, and judgments will have an impact on the measurement of expected credit losses.

We have the highest weight of the base scenario. The loans to customers and financing guarantee contracts assumed that if the weight of the upside scenario increased by 10% and the weight of the base scenario decreased by 10%, our ECL impairment provision as of December 31, 2019, 2020 and 2021 would be reduced by RMB2 million, RMB5 million and RMB15 million (US$2 million), respectively, and if the weight of the downside scenario increased by 10% and the weight of the base scenarios decreased by 10%, our ECL impairment provision as of December 31, 2019, 2020 and 2021 would be increased by RMB1 million, RMB6 million and RMB32 million (US$5 million), respectively.
The following table shows the changes of ECL impairment provision on loans to customers and financing guarantee liabilities related to ECL assuming the financial assets in stage 2 were reclassified to stage 1 due to significant improvement in credit risk.

	As of December 31,

	2019	2020	2021

	(RMB millions, except percentages)
Total ECL and financing guarantee liabilities under assumption of reclassification of financial assets from stage 2 to stage 1	1,425	1,542	4,898
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	1,494	1,738	5,451

Difference—amount	(69)	(196)	(553)
Difference—ratio	(5%)	(13%)	(10%)
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

	As of December 31, 2021

	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total

	(RMB millions)

Financial liabilities
Payable to platform investors	2,748	—	—	—	—	2,748
Borrowings	—	16,718	9,628	—	—	26,346
Accounts and other payables and contract liabilities	8,814	—	—	—	—	8,814
Payable to investors of consolidated structured entities	46	148,079	49,505	5,571	—	203,201
Financing guarantee liabilities	64,731	—	—	—	—	64,731
Lease liabilities	—	484	249	85	9	828
Convertible promissory note payable	—	92	12,503	—	—	12,595
Optionally convertible promissory notes	—	443	7,824	—	—	8,266

	76,339	165,817	79,709	5,656	9	327,530

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
arm’s-length
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
The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total

	(RMB millions)
Financial assets at fair value through profit or loss
Unlisted Securities
Asset management plans	—	6,057	794	6,850
Mutual funds	5,733	—	—	5,733
Trust plans	—	1,788	1,683	3,470
Factoring products	—	1,480	344	1,824
Structured deposits	—	431	—	431
Bank wealth management products	—	252	—	252
Corporate bond	—	—	15	15
Private fund investment	—	—	8	8

Total	5,733	10,007	2,843	18,583

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total

	(RMB millions)
Financial assets at fair value through profit or loss
Unlisted Securities
Asset management plans	—	9,328	424	9,752
Mutual funds	3,199	—	—	3,199
Trust plans	—	9,106	821	9,927
Factoring products	—	824	—	824
Structured deposits	—	962	—	962
Bank wealth management products	—	2,092	—	2,092
Corporate bond	—	3,029	15	3,044
Private fund and other equity investments	—	4,618	6	4,624
Derivative instruments
Interest rate swap	—	(12)	—	(12)
Foreign currency swaps	—	(536)	—	(536)

Total	3,199	29,411	1,266	33,876

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total

	(RMB millions)
Financial assets at fair value through profit or loss
Unlisted Securities
Asset management plans	—	7,802	506	8,308
Mutual funds	2,487	—	—	2,487
Trust plans	—	2,448	604	3,052
Structured deposits	—	6,641	—	6,641
Bank wealth management products	—	4,589	—	4,589
Corporate bond	—	3,018	47	3,065
Private fund and other equity investments	—	2,765	—	2,765
Others	—	—	109	109
Listed Securities
Stock	8	—	—	8
Derivative instruments
Interest rate swap	—	38	—	38
Foreign currency swap	—	(26)	—	(26)

Total	2,494	27,276	1,265	31,036

There were no changes in valuation techniques during the period.
The following table presents the changes in level 3 instruments for the years ended December 31, 2019, 2020 and 2021:

	For the Year ended December 31,
	2019	2020	2021

	Financial assets at fair value through profit or loss
	(RMB millions)
As of beginning of the year	2,633	2,843	1,266
Additions	1,353	—	132
Disposal	(1,961)	(1,267)	(30)
Transfer into level 3	1,478	—	1,036
Transfer out of level 3	—	—	(3)
Gains or losses recognized in profit or loss	(660)	(310)	(1,136)

As of end of the year	2,843	1,266	1,265

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
Fees and Other Payments Made by the Depositary to Us
The Depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. In the year ended December 31, 2021, we received US$23,765 from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.
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
For the period from October 29, 2020, the date that the registration statement was declared effective by the SEC, to December 31, 2021, we have used approximately RMB2,480 million (US$389 million) for general corporate purposes. There is no material change in the use of proceeds as described in the registration statement.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
Our management with the participation of our co-chief executive officer and chief financial officer has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.
Based on that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this annual report.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Rusheng Yang, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule
10A-3
under the Exchange Act) and member of our audit committee, is an audit committee financial expert.
Item 16B. Code of Ethics
Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in September 2020. We have posted a copy of our code of business conduct and ethics on our website at
ir.lufaxholding.com
.
Item 16C. Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2020	2021

	(RMB millions)
Audit fees (1)	50.8	42.4
Audit-Related fees (2)	0.1	0.2
Tax fees (3)	2.0	1.1
All other fees (2)	0.8	—

(1)
“Audit fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2020 and 2021, the audit refers to financial audit.

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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On May 24, 2021, we announced that our board of directors had authorized a share repurchase program under which we might repurchase up to US$300 million of our ADSs over the following six months. We also announced that members of senior management had informed us of their intention to use their personal funds to purchase up to an aggregate of US$5 million worth of our ADSs during the next six months.
By the completion of this share repurchase program in August 2021, our company had purchased a total of 25,836,704 ADSs at an aggregate consideration of US$300 million.
The following table sets forth information about our repurchases made in the year 2021 under the May share repurchase program described above.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (US$)
June 1 – June 30, 2021	23,303,660	12.05	23,303,660	19,124,485
July 1 – July 31, 2021	—	—	23,303,660	19,124,485
August 1 – August 31, 2021	2,533,044	7.55	25,836,704	—

Total	25,836,704	11.61	25,836,704	—
Members of senior management have informed us that they purchased approximately US$5 million of our ADSs during the same six-month
period.
On August 6, 2021, we announced that our board of directors had authorized a share repurchase program under which we might repurchase up to US$700 million of our ADSs over the following twelve months.

The following table sets forth information about our repurchases made in the year 2021 and in the year 2022 up to March 31, 2022, under the August share repurchase program described above.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (US$)
August 1 – August 31, 2021	14,530,461	7.93	14,530,461	584,729,848
September 1 – September 30, 2021	19,967,185	8.21	34,497,646	420,728,797
October 1 – October 31, 2021	500,000	7.07	34,997,646	417,182,497
November 1 – November 30, 2021	10,919,610	6.64	45,917,256	344,698,825
December 1 – December 31, 2021	35,260,521	5.91	81,177,777	136,456,473
January 1 – January 31, 2022	1,261,339	4.42	82,439,116	130,885,290
February 1 – February 28, 2022	509,132	4.35	82,948,248	128,662,369
March 1 – March 31, 2022	1,124,556	4.62	84,072,804	123,448,815

Total	84,072,804	6.86	84,072,804	123,448,815
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
As a Cayman Islands exempted company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We have chosen to rely on the home country exemption from Section 303A.08 of the NYSE Listed Company Manual, which requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto. In this respect, and in other respects if we choose to follow home country practice in other respects in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.

PART III
Item 17. Financial Statements
We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
The consolidated financial statements of Lufax Holding Ltd, its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.
Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Form of Fifth Amended and Restated Memorandum of Association and Eighth Amended and Restated Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 22, 2020 (File No. 333-249366))

2.3	Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated November 3, 2020 (incorporated by reference to Exhibit 2.3 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-39654) filed with the Securities and Exchange Commission on March 11, 2021)

2.4	Amended and Restated Shareholders Agreement relating to Lufax Holding Ltd between the Registrant and other parties thereto dated January 31, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

2.5	Securityholders Agreement relating to Lufax Holding Ltd between the Registrant and other parties thereto dated September 30, 2020 (incorporated herein by reference to Exhibit 4.9 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

2.6	Description of Securities (incorporated herein by reference to the section entitled “Description of Share Capital” in the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.1	English translation of Amended and Restated Phase I Share Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K (File No. 001-39654) filed with the Securities and Exchange Commission on July 21, 2021)

4.2	English translation of Amended and Restated Phase II Share Incentive Plan (incorporated by reference to Exhibit 99.2 to the Registrant’s current report on Form 6-K (File No. 001-39654) filed with the Securities and Exchange Commission on July 21, 2021)

4.3	English translation of Amended and Restated 2019 Performance Share Unit Plan (incorporated by reference to Exhibit 99.3 to the Registrant’s current report on Form 6-K (File No. 001-39654) filed with the Securities and Exchange Commission on July 21, 2021)

Exhibit Number	Description of Document

4.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.5	Form of Employment Agreement between the Registrant and its executive officer (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.6	Exclusive Asset Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.7	Exclusive Equity Interest Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.8	Exclusive Business Cooperation Agreement, by and between Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited) and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.9	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.10	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Linzhi Jinsheng Investment Management Limited Partnership and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.11	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Lanbang Investment Limited Liability Company and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

Exhibit Number	Description of Document

4.12	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shenzhen Ping An Financial Technology Consulting Co., Ltd and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.13	Voting Trust Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and Shanghai Xiongguo Corporation Management Co., Ltd., dated March 23, 2015 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.14	Exclusive Asset Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd. and Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), dated March 23, 2015 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.15	Exclusive Equity Interest Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.) and certain other party thereto, dated March 23, 2015 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.16	Exclusive Equity Interest Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Huikang Information Technology Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.) and certain other party thereto, dated March 23, 2015 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.17	Exclusive Business Cooperation Agreement, by and between Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited) and Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), dated March 23, 2015 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.18	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd. and Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), dated March 23, 2015 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.19	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Huikang Information Technology Co., Ltd. and Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), dated March 23, 2015 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

Exhibit Number	Description of Document

4.20	Voting Trust Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd. and Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), dated March 23, 2015 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.21	Exclusive Asset Option Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.22	Exclusive Equity Interest Option Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.23	Exclusive Business Cooperation Agreement, by and between Lufax Holding (Shenzhen) Technology Service Co., Ltd. and Shenzhen Lufax Holding Enterprise Management Co., Ltd., dated November 21, 2018 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.24	Share Pledge Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.25	Voting Proxy Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.26	English translation of form of letter of undertakings, from each individual shareholder of direct shareholders of Shenzhen Lufax Holding Enterprise Management Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.27	English translation of form of spousal consent letter, from the spouse of each individual shareholder of direct shareholders of Shenzhen Lufax Holding Enterprise Management Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

Exhibit Number	Description of Document

4.28	Convertible Promissory Note of the Registrant issued to China Ping An Insurance Overseas (Holdings) Limited dated October 8, 2015 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.29	Convertible Promissory Note of the Registrant issued to An Ke Technology Company Limited dated October 8, 2015 (incorporated herein by reference to Exhibit 4.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.30	Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes, among the Registrant, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited dated August 31, 2020 (incorporated herein by reference to Exhibit 4.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.31	Securities Exchange Agreement by and among the Registrant and other parties thereto dated September 23, 2020 (with forms of automatically convertible promissory notes and optionally convertible promissory notes attached thereto) (incorporated herein by reference to Exhibit 4.8 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.32	Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes, among the Registrant, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited dated August 20, 2021 (incorporated herein by reference to Exhibit 4.1 to the report on Form 6-K furnished to the Securities and Exchange Commission on August 20, 2021 (File No. 001-39654))

8.1*	List of principal subsidiaries and consolidated affiliated entity of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Haiwen & Partners

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Ex tension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File. (Embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lufax Holding Ltd

By:	/s/ Gregory Dean Gibb
Name: Gregory Dean Gibb
Title: Director and Co-Chief Executive Officer
Date: May 2, 2022

Lufax Holding Ltd

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Lufax Holding Ltd
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Lufax Holding Ltd and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
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
Revenue recognition on retail credit facilitation service fees
As described in Notes 3.23, 5.2 and 6 to the consolidated financial statements, the loan facilitation service and post origination service revenues recognized for the year ended December 31, 2021 were RMB 5,676 million and RMB 30,411 million, respectively. The Company charged one combined service fee covering both loan facilitation and post origination services, each of which are considered distinct performance obligations. Management estimated the total consideration to be received over the life of the underlying loan by modeling early termination scenarios. The estimated total consideration was then allocated to the two performance obligations using their relative standalone selling prices. Management did not have an observable standalone selling price for the loan facilitation or post origination services because (i) the Company did not provide such services on a standalone basis in similar circumstances to similar customers and (ii) there was no direct observable standalone selling price that is reasonably available for similar services in the market. As a result, management used an expected cost-plus margin approach to estimate the standalone selling prices of the services as the basis of revenue recognition. When estimating total consideration, management made certain assumptions, including the applicability of historical early payment and other termination scenarios to the current loan portfolio. When estimating the standalone selling prices, management made certain assumptions, including estimates of the relative cost of providing the services.
The principal considerations for our determination that performing procedures relating to revenue recognition on retail credit facilitation service fees is a critical audit matter are the significant judgment by management in estimating total consideration and the relative standalone selling prices, which in turn led to a high degree of auditor judgment, subjectivity, and audit effort in performing procedures and evaluating audit evidence relating to estimates of total consideration and standalone selling prices.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s revenue recognition process, including controls relating to estimation of the total consideration and the standalone selling prices for loan facilitation and post-facilitation services. These procedures also included, among others, testing management’s process for estimating the total consideration, including (i) assessing the appropriateness and testing the mathematical accuracy of the total consideration calculation; (ii) testing the completeness and accuracy of the historical early termination data used in the calculation; and (iii) evaluating the reasonableness of adjustments made to the historical early termination data to determine the early termination assumption. These procedures also included testing service agreements between the Company and its customers to assess the appropriateness of the performance obligations identified by management, and testing management’s process for estimating the standalone selling prices, including (i) assessing the appropriateness of the expected cost-plus margin method used; and (ii) testing the relative allocation of costs between the performance obligations, based on the roles and responsibilities and actual costs of each department for the relevant services provided.

Provision for impairment losses for loans to customers and financing guarantee contracts
As described in Notes 3.8, 21 and 32 to the consolidated financial statements, as of December 31, 2021, the provision for impairment losses for loans to customers was RMB 2,754 million (on a total loan balance of RMB 217,726 million) and financing guarantee liabilities was RMB 2,697 million (on a total credit risk exposure of financial guarantee contracts of RMB 64,731 million). Loans to customers primarily consisted of lending originated by consolidated trust plans, microloan lending and consumer finance subsidiaries of the Company. Financial guarantee contracts were the Company’s obligation to repay in the event of default related to off-balance
sheet loans funded on the Company’s platform. The provision for impairment losses for loans to customers and financial guarantee contracts represents management’s estimate of expected credit losses on such loans to customers and financial guarantee contracts, calculated on a forward-looking basis. In measuring the expected credit losses, management determined the appropriate models and assumptions, including exposure at default, probability of default, and loss given default, as well as establishing forward-looking scenarios and their relative weightings. Management further disaggregated the underlying loans to customers and financial guarantee contracts into 3 different stages based on whether a significant increase in credit risk since initial recognition had occurred or whether loans to customers or financial guarantee contracts were considered to be credit impaired. Loans to customers and financial guarantee contracts without a significant increase in credit risk were classified in stage 1. The provision for impairment losses for loans to customers and financial guarantee contracts in stage 1 was measured at an amount equal to the
12-month
expected credit losses. Loans to customers and financial guarantee contracts with a significant increase in credit risk since initial recognition (but not yet credit-impaired) were classified in stage 2. Loans to customers and financial guarantee contracts that are credit-impaired were classified in stage 3. The provision for impairment losses for loans to customers and financial guarantee contracts in stage 2 and stage 3 was measured based on expected credit losses on a lifetime basis.
The principal considerations for our determination that performing procedures relating to the provision for impairment losses for loans to customers and financing guarantee contracts is a critical audit matter are (i) the significant judgment by management in estimating the provision for impairment losses, which in turn led to a high degree of auditor judgment, subjectivity, and audit effort in performing procedures and evaluating audit evidence relating to the modeling techniques, significant assumptions and forward looking adjustments used by management; and (ii) the audit effort involved professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the provision for impairment losses for loans to customers and financial guarantee contracts. These procedures also included, among others, testing management’s process for estimating the provision for impairment losses by, (i) evaluating the appropriateness of the models used to estimate the provision; (ii) testing the completeness and accuracy of data used, including the appropriateness of the stage classification; (iii) evaluating the reasonableness of the exposure at default, probabilities at default and loss given default; and (iv) evaluating the reasonableness of management’s forward-looking adjustments, including the reasonableness of forward-looking scenarios and their relative weightings. The procedures also included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the models and certain significant assumptions.
/s/PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
May 2, 2022
We have served as the Company’s auditor since 2013.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2019	2020	2021
		RMB’000	RMB’000	RMB’000
Technology platform-based income		41,929,077	41,221,842	38,294,317
Retail credit facilitation service fees	6	39,324,848	39,456,904	36,086,974
Wealth management transaction and service fees	7	2,604,229	1,764,938	2,207,343
Net interest income	8	3,909,196	7,750,460	14,174,231
Guarantee income		464,743	601,644	4,370,342
Other income	9	878,868	1,517,042	3,875,407
Investment income	10	579,077	939,899	1,151,753
Share of net profit/(loss) of investments accounted for using the equity method		72,807	14,837	(31,143)

Total income		47,833,768	52,045,724	61,834,907

Sales and marketing expenses	11	(14,931,096)	(17,813,557)	(17,993,072)
General and administrative expenses	11	(2,853,049)	(2,975,544)	(3,559,323)
Operation and servicing expenses	11	(5,471,468)	(6,031,297)	(6,557,595)
Technology and analytics expenses	11	(1,952,260)	(1,792,081)	(2,083,994)
Credit impairment losses	12	(1,862,745)	(3,035,188)	(6,643,727)
Asset impairment losses	24,26	(134,516)	(7,168)	(1,100,882)
Finance costs	13	(1,519,907)	(2,865,654)	(995,515)
Other gains/(losses) - net		325,114	384,270	499,379

Total expenses		(28,399,927)	(34,136,219)	(38,434,729)

Profit before income tax expenses		19,433,841	17,909,505	23,400,178
Less: Income tax expenses	14	(6,116,697)	(5,633,265)	(6,691,118)

Net profit for the year		13,317,144	12,276,240	16,709,060

Net profit attributable to:
Owners of the Company		13,332,431	12,354,114	16,804,380
Non-controlling interests		(15,287)	(77,874)	(95,320)

		13,317,144	12,276,240	16,709,060

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

		Year ended December 31,
	Note	2019	2020	2021
		RMB’000	RMB’000	RMB’000
Other comprehensive income/(loss), net of tax:
-Exchange differences on translation of foreign operations		(176,833)	614,651	28,282

Total comprehensive income for the year		13,140,311	12,890,891	16,737,342

Total comprehensive income attributable to:
Owners of the Company		13,155,598	12,968,513	16,832,782
Non-controlling interests		(15,287)	(77,622)	(95,440)

		13,140,311	12,890,891	16,737,342

Earnings per share (expressed in RMB per share)
-Basic earnings per share	15	12.27	11.19	14.22

-Diluted earnings per share	15	12.27	11.10	13.38

-Basic earnings per ADS	15		5.59	7.11

-Diluted earnings per ADS	15		5.55	6.69

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	Note	2020	2021
		RMB’000	RMB’000
ASSETS
Cash at bank	16	24,158,568	34,743,188
Restricted cash	16	23,029,588	30,453,539
Financial assets at fair value through profit or loss	17	34,423,897	31,023,211
Financial assets at amortized cost	18	6,563,969	3,784,613
Financial assets purchased under reverse repurchase agreements	19	700,007	5,527,177
Accounts and other receivables and contract assets	20	23,325,978	22,344,773
Loans to customers	21	119,825,814	214,972,110
Deferred tax assets	22	3,358,664	4,873,370
Property and equipment	23	424,043	380,081
Investments accounted for using the equity method		489,931	459,496
Intangible assets	24	1,882,462	899,406
Right-of-use assets	25	973,547	804,990
Goodwill	26	9,046,830	8,918,108
Other assets	27	686,949	1,249,424

Total assets		248,890,247	360,433,486

LIABILITIES
Payable to platform investors	28	9,114,906	2,747,891
Borrowings	29	10,315,445	25,927,417
Current income tax liabilities		2,610,610	8,222,684
Accounts and other payables and contract liabilities	30	5,483,757	8,814,255
Payable to investors of consolidated structured entities	31	110,367,718	195,446,140
Financing guarantee liabilities	32	748,674	2,697,109
Deferred tax liabilities	22	5,733,733	833,694
Lease liabilities	25	979,419	794,544
Convertible promissory note payable	33	10,117,188	10,669,498
Optionally convertible promissory notes	34	7,530,542	7,405,103
Other liabilities	35	2,736,934	2,315,948

Total liabilities		165,738,926	265,874,283

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

		As of December 31,
	Note	2020	2021
		RMB’000	RMB’000
EQUITY
Share capital	36	77	75
Share premium	36	33,213,426	33,365,786
Treasury shares	37	(2)	(5,560,104)
Other reserves	38	7,418,710	9,304,995
Retained earnings	39	40,927,597	55,942,943

Total equity attributable to owners’ of the Company		81,559,808	93,053,695

Non-controlling interests		1,591,513	1,505,508

Total equity		83,151,321	94,559,203

Total liabilities and equity		248,890,247	360,433,486

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2019		68	14,113,311	(1)	4,578,516	16,237,230	34,929,124	18,725	34,947,849

Net profit for the year		—	—	—	—	13,332,431	13,332,431	(15,287)	13,317,144
Other comprehensive loss		—	—	—	(176,833)	—	(176,833)	—	(176,833)

Total comprehensive income for the year		—	—	—	(176,833)	13,332,431	13,155,598	(15,287)	13,140,311

Transactions with equity holders
Issuance of shares held for employee incentive plan	42	1	—	(1)	—	—	—	—	—
Value of conversion rights – convertible redeemable preferred shares	38	—	—	—	11,956	—	11,956	—	11,956
Contributions from non-controlling interests		—	—	—	—	—	—	100,744	100,744
Appropriations to general reserve	38	—	—	—	223,712	(223,712)	—	—	—
Share-based payment	42	—	—	—	(55,060)	—	(55,060)	(383)	(55,443)

As of December 31, 2019		69	14,113,311	(2)	4,582,291	29,345,949	48,041,618	103,799	48,145,417

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Note	Attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2020		69	14,113,311	(2)	4,582,291	29,345,949	48,041,618	103,799	48,145,417

Net profit for the year		—	—	—	—	12,354,114	12,354,114	(77,874)	12,276,240
Other comprehensive income		—	—	—	614,399	—	614,399	252	614,651

Total comprehensive income for the year		—	—	—	614,399	12,354,114	12,968,513	(77,622)	12,890,891

Transactions with owners
C-round restructuring	2, 38	—	—	—	1,295,658	—	1,295,658	—	1,295,658
Issuance of ordinary shares upon initial public offering (“IPO”) and exercise of over-allotment option	36	7	17,305,119	—	—	—	17,305,126	—	17,305,126
Conversion of Class C ordinary shares and automatically convertible promissory notes to ordinary shares upon IPO	36	1	1,794,996	—	(10,268)	—	1,784,729	—	1,784,729
Contributions from non-controlling interests		—	—	—	—	—	—	1,564,252	1,564,252
Appropriations to general reserve		—	—	—	772,466	(772,466)	—	—	—
Share-based payment	42	—	—	—	164,164	—	164,164	1,084	165,248

As of December 31, 2020		77	33,213,426	(2)	7,418,710	40,927,597	81,559,808	1,591,513	83,151,321

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Note	Attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2021		77	33,213,426	(2)	7,418,710	40,927,597	81,559,808	1,591,513	83,151,321

Net profit for the year		—	—	—	—	16,804,380	16,804,380	(95,320)	16,709,060
Other comprehensive income		—	—	—	28,402	—	28,402	(120)	28,282

Total comprehensive income for the year		—	—	—	28,402	16,804,380	16,832,782	(95,440)	16,737,342

Transactions with owners
Repurchase of ordinary shares	37	—	—	(5,560,104)	—	—	(5,560,104)	—	(5,560,104)
R etirement of ordinary shares	36, 37	(2)	—	2	—	—	—	—	—
Issuance of ordinary shares for share-based payment	36, 37	—	—	—	—	—	—	—	—
Exercise of share-based payment	36, 38	—	152,360	—	(72,709)	—	79,651	—	79,651
Contributions from non-controlling interests		—	—	—	—	—	—	22,333	22,333
Acquisition of non-controlling interests of a subsidiary		—	—	—	9,487	—	9,487	(14,222)	(4,735)
Appropriations to general reserve		—	—	—	1,789,034	(1,789,034)	—	—	—
Share-based payment	42	—	—	—	132,071	—	132,071	1,324	133,395

As of December 31, 2021		75	33,365,786	(5,560,104)	9,304,995	55,942,943	93,053,695	1,505,508	94,559,203

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year ended December 31,
	Note		2019	2020	2021
			RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operating activities	41(a)		6,422,582	11,344,711	12,995,271
Income tax paid			(4,230,688)	(4,223,429)	(8,007,799)

Net cash generated from operating activities			2,191,894	7,121,282	4,987,472

Cash flows from investing activities
Proceeds from sale of investment assets			118,648,110	151,232,710	132,430,620
Proceeds from sale of property and equipment			8,401	3,055	5
Interest received on investment assets			801,740	1,238,619	1,455,115
Payment for acquisition of investment assets			(128,570,535)	(166,531,308)	(128,591,697)
Securities purchases under agreements to resell, net			—	(700,007)	(4,827,170)
Payment for property and equipment and other long-term assets			(181,746)	(206,496)	(153,051)
Payment for acquisition of subsidiary, net of cash acquired			(1,719,481)	(40,323)	—

Net cash generated from/(used in) investing activities			(11,013,511)	(15,003,750)	313,822

Cash flows from financing activities
Proceeds from issuance of shares and other equity securities			677,773	18,907,992	22,333
Including: Proceeds from capital contribution from the non-controlling shareholder of subsidiaries			100,744	1,564,252	22,333
Proceeds from exercise of share-based payment			—	—	43,456
Proceeds from borrowing s			4,492,266	10,589,599	7,262,435
Repayment of borrowings			(6,710,036)	(2,875,672)	(1,802,187)
Payment for lease liabilities			(572,635)	(596,575)	(663,160)
Payment for interest expenses			(499,493)	(1,151,421)	(867,715)
Payment for acquisition of non-controlling interests of subsidiary			—	—	(4,735)
Payment for repurchase of ordinary shares			—	—	(6,438,455)

Net cash generated from/(used in) financing activities			(2,612,125)	24,873,923	(2,448,028)

Effect of exchange rate changes on cash and cash equivalents			169,713	(517,865)	(142,607)

Net increase/(decrease) in cash and cash equivalents			(11,264,029)	16,473,590	2,710,659
Add: Cash and cash equivalents at the beginning of the year			18,576,090	7,312,061	23,785,651

Cash and cash equivalents at the end of the year	41	(c)	7,312,061	23,785,651	26,496,310

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

1	General information
Lufax Holding Ltd (the “Company”) was incorporated in the Cayman Islands on December 2, 2014 as an exempted company with limited liability under the
Companies Law (Revised) of the Cayman Islands
. The address of its registered office is Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman,
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
These consolidated financial statements were approved by the Board of Director’s meeting on April 23, 2022.

2	History and reorganization of the Group
The history of the Group’s retail credit business dates back to August 2005, when Ping An Insurance (Group) Company of China, Ltd. (together with its subsidiaries hereinafter “Ping An Group”) launched a consumer loan business in Shenzhen, China. The history of the wealth management business dates back to September 2011, when Ping An Group established Shanghai Lufax Information Technology Co., Ltd. (originally named as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.) as its wealth management subsidiary at the time. From 2014 to 2016, the Group underwent a series of reorganizations and established retail credit business and wealth management business as its major businesses.
In November, 2019, the China Banking and Insurance Regulatory Commission (“CBIRC”) approved the establishment of Ping An Consumer Finance Co., Ltd. (“Ping An Consumer Finance”). The Group subscribed RMB3.5 billion or 70% of the equity interest of Ping An Consumer Finance while Ping An Group subscribed RMB1.5 billion or 30%.
Ping An Consumer Finance obtained approval from CBIRC in March, 2020 for commencement of operation and started the consumer finance business from April, 2020.
On November 29, 2018 and January 31, 2019, the Group completed two batches of
C-round
investment with a series of independent third-party investors and issued 44,256,290 and 2,693,435 shares of Class C ordinary shares at the price of
US
$30.07 per share, for cash consideration of USD1,331 million (equivalent of approximately RMB9,230 million) and USD81 million (equivalent of approximately RMB542 million), respectively.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

(refer to Note 13))
mainly due to the higher aggregate fair value of approximately Convertible Notes compared to the Class C ordinary shares.
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
and
re-classified
into ordinary shares on a
one-for-one
basis. Upon the completion of the IPO, all of the outstanding automatically convertible promissory notes were automatically converted into 7,566,665 ordinary shares at the IPO price of USD13.50 per ADS (
or
 USD27.00 per ordinary share). As of December 31, 2020, the Company has 1,231,150,560 ordinary shares issued and outstanding (including 35,644,803 ordinary shares issued to Tun Kung Company Limited reserved for use under the Company’s share incentive plans

(refer to Note 42)).
During 2021, the board of directors of the Company authorized share repurchase programs under which the Company could repurchase up to an aggregate of USD1
billion of its ADSs during a specific period of time. As of December 31, 2021, the Company had repurchased approximately 107
million ADSs (or 54 million ordinary shares) for approximately
USD864 million under share repurchase programs.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2	History and reorganization of the group (Continued)

(a)	As of December 31, 2021, the Company had direct or indirect interests in the principal subsidiaries and the principal consolidated affiliated entities as below.

Company Name	Country/place and date of incorporation	Attributable equity interest/economic interest to the Group
Controlled through direct equity holding:
Gem Blazing Limited	Cayman/May 28, 2015	100%
Wincon Hong Kong Investment Company Limited	Hong Kong/December 29, 2014	100%
Weikun (Shanghai) Technology Service Co., Ltd. (“Weikun Technology”)	Shanghai/February 28, 2015	100%
Jinjiong (Shenzhen) Technology Service Company Ltd.	Shenzhen/October 16, 2017	100%
Lufax Holding (Shenzhen) Technology Service Co., Ltd.	Shenzhen/September 25, 2018	100%
Gem Alliance Limited	Cayman/May 26, 2015	100%
Harmonious Splendor Limited	Hong Kong/June 1, 2015	100%
Ping An Puhui Financing Guarantee Co., Ltd.	Nanjing/December 25, 2007	100%
Ping An Puhui Enterprises Management Co., Ltd.	Shenzhen/July 7, 2015	100%
Ping An Puhui Investment & Consulting Co., Ltd.	Shenzhen/September 5, 2005	100%
Shenzhen Ping An Puhui Microloan Co., Ltd.	Shenzhen/September 19, 2010	100%
Ping An Puhui Information Services Co., Ltd.	Harbin/July 18, 2016	100%
Ping An Consumer Finance Co., Ltd.	Shanghai/April 9, 2020	70%
Controlled through Contractual Agreements:
Shanghai Xiongguo Enterprise Management Co., Ltd. (“Xiongguo”)	Shanghai/December 10, 2014	100%
Shanghai Lufax Information Technology Co., Ltd.	Shanghai/September 29, 2011	100%
Shenzhen Lufax Holding Enterprise Management Co., Ltd.	Shenzhen/May 23, 2018	100%
The English names of certain subsidiaries of the Group represent the best effort by the Company’s management to translate their Chinese names, as these subsidiaries do not have official English names.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2	History and reorganization of the group (Continued)

(b)	The following table sets forth the major consolidated structured entities other than Consolidated Affiliated Entities of the Group as of December 31, 2021.

Name	Amount of investment by the Group	Remaining unpaid principal of structured entities (i)
	RMB’000	RMB’000

Trust A	3,452,000	3,452,000
Trust B	3,220,000	3,220,000
Trust C	3,040,000	3,040,000
Trust D	2,000,000	2,000,000
Trust E	—	2,000,000
Trust F	1,960,000	1,960,000
Trust G	1,930,000	1,930,000
Trust H	—	1,800,000
Trust I	—	1,783,537
Trust J	—	1,736,090
As of December 31, 2021, the remaining unpaid principal held by Ping An Group accounted for less than 10% of all consolidated structured entities. Meanwhile, Ping An Group also provides certain services to certain consolidated structure entities.

(i)	The remaining unpaid principal is the amount not yet paid to the investors.

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

Under the Contractual Arrangements, the Company has the power to control the management, financial and operating policies of the Consolidated Affiliated Entities, has exposure or rights to variable returns from its involvement with the Consolidated Affiliated Entities, and has ability to use its power over the Consolidated Affiliated Entities to affect the amount of the returns. As a result, all of these Consolidated Affiliated Entities are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company. The table below sets forth the principal Consolidated Affiliated Entities of the Group as of December 31, 2021:

Contract Date	WFOE	OPCO
March 23, 2015	Weikun Technology	Xiongguo
March 23, 2015	Weikun Technology	Shanghai Lufax Information Technology Co., Ltd
November 21, 2018	Lufax (Shenzhen) Technology Service Co., Ltd	Shenzhen Lufax Holding Enterprise Management Co., Ltd

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2	History and reorganization of the group (Continued)

The principal terms of the Contractual Arrangements are further described below:

•	Exclusive Equity Interest Option Agreement
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2	History and reorganization of the group (Continued)

(d)	Risks in relation to the Consolidated Affiliated Entities (Continued)

•	impose additional conditions or requirements with the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

(e)
The following are major financial statements amounts and balances of the Group’s Consolidated Affiliated Entities and their consolidated subsidiaries as of December 31, 2020 and 2021 and for the three years ended December 31, 2021.

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Assets arising from intra-group transactions	—	3,911
Amount due from Group companies	564,189	535,200
Total assets	33,655,382	21,721,834
Amount due to Group companies	25,141,233	19,827,134
Total liabilities	35,391,995	24,101,238

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Inter-company revenues	2,497,287	(70,159)	5,249
Total income	3,564,138	1,571,968	1,566,847
Inter-company expenses	3,005,157	1,012,435	1,422,021
Net loss	(2,403,015)	(142,116)	(646,942)
Inter-company cash flow	(5,639,240)	(1,151,110)	1,369,172
Reclassification (i)	—	—	327,497
Other operating activities	5,285,146	1,835,668	(653,230)
Net cash generated from/(used in) operating activities	(354,094)	684,558	1,043,439
Inter-company cash flow	—	501,185	(735,327)
Reclassification (i)	—	—	(327,497)
Payment for advances to consolidated entities	(4,274,611)	(240,000)	(500,000)
Receipts of repayment of the advances from consolidated entities	3,019	4,813,732	1,064,669
Proceeds from sale of investment assets	24,720,312	16,449,825	20,633,784
Payment for acquisition of investment assets	(28,449,798)	(28,402,132)	(9,440,542)
Other investing activities	(1,211)	(697,316)	(4,826,844)
Net cash generated from/(used in) investing activities	(8,002,289)	(7,574,706)	5,868,243
Repayment for advances to consolidated entities	(2,451,884)	(9,031,546)	(17,114,012)
Receipts of advances from consolidated entities	11,552,665	16,096,040	9,774,001
Proceeds from borrowings	255,257	531,162	572,000
Repayment of interest expenses and borrowings	(953,384)	(275,959)	(664,880)
Other financing activities	(11,869)	—	(474)
Net cash generated from/(used in) financing activities	8,390,785	7,319,697	(7,433,365)

Effect of exchange rate changes on cash and cash equivalents	—	(14)	(15)
Net increase/(decrease) in cash	34,402	429,535	(521,698)
Cash at the beginning of the year	962,121	996,523	1,426,058

Cash at the end of the year	996,523	1,426,058	904,360

(i)
This represents the reclassification of certain cash flows that were considered as investing activities in the financial statements of consolidated affiliated entities and consolidated affiliated entities’ subsidiaries and as operating activities in the consolidated financial statements.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2	History and reorganization of the group (Continued)

As of December 31, 2020 and 2021, the total assets of Group’s Consolidated Affiliated Entities were mainly consisting of cash at bank, restricted cash, financial assets at fair value through profit or loss, financial assets at amortized cost, accounts and other receivables, deferred tax assets and other assets. The total liabilities were mainly consisting of payable to platform users, borrowings, accounts and other payables, payables to investors of consolidated structured entities and other liabilities.

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
The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5 below.
New and amended standards and interpretations adopted by the Group
The Group has applied the following standards and amendments for the first time for its annual reporting period commencing January 1, 2021:

•	Interest Rate Benchmark Reform Phase 2 – Amendments to IFRS 9, IAS 39 and IFRS 7, IFRS 4 and IFRS 16
The adoption of amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

3	Summary of significant accounting policies (Continued)

3.1	Basis of preparation (Continued)

New and amended standards and interpretations not yet adopted by the Group
Certain new accounting standards and interpretations have been published that are not mandatory for 31, December 2021 reporting periods and have not been early adopted by the Group.

Effective for the annual periods beginning on or after
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before intended use	January 1, 2022
Annual Improvements to IFRS Standards 2018–2020	IFRS 9 Financial Instruments, IFRS 16 Leases, IFRS 1 First- time Adoption of International Financial Reporting Standards, IAS 41 Agriculture	January 1, 2022
IFRS 17	Insurance contracts	January 1, 2023
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined.
The Group does not expect the adoption of these standards will have a significant impact on the Group’s financial position or performance.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
The Group’s share of post-acquisition profit or loss is recognized in statements of comprehensive income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income or loss. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

3	Summary of significant accounting policies (Continued)

3.2	Principles of consolidation and equity accounting (Continued)

3.2.2	Associates (Continued)

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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

3	Summary of significant accounting policies (Continued)

3.4	Business combination
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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

3	Summary of significant accounting policies (Continued)

3.5	Segment reporting
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
For the purpose of internal reporting and management’s operation review, the chief operating decision makers and management personnel operate retail credit facilitation business and wealth management business. Due to materiality, the Group has only one reporting segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses are incurred in the PRC, accordingly, no geographical segments are presented.

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
The Group determines the classification of debt investments according to its business model and the contractual cash flow characteristics of the financial assets. The investments shall be classified as FVPL if the cash flows cannot pass solely payments of principal and interest on the principal amount (“SPPI”) testing. Otherwise, the classification finally depends on the business model. For investments in equity instruments, investments are classified as FVPL in general, except those designated as the equity investment at FVOCI. As of December 31, 2020 and 2021, the Group did not hold any financial assets measured as FVOCI.
Debt instruments
Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans, government and corporate bonds, etc. Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

•
Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, and that are not designated at FVPL are measured at amortized cost. Interest income from these financial assets is included in interest income using the effective interest rate method. Any gain or loss arising from derecognition or impairment is recognized directly in profit or loss. Such assets held by the Group mainly include cash at bank, accounts and other receivables and contract assets, financial assets at amortized cost, financial assets purchased under reverse repurchase agreements, loans to customers, etc.

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

3	Summary of significant accounting policies (Continued)

3.8	Financial assets (Continued)

(ii)	Classification and Measurement (Continued)

Equity instruments
The Group subsequently measures all equity instruments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity instruments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends, representing a return on such equity instruments continue to be recognized in profit or loss when the Group’s right to receive payments is established.

(iii)	Impairment
Expected credit loss refers to the weighted average amount of credit loss of financial instruments based on the probability of default. Credit loss refers to the difference between all contractual cash flows receivable and all cash flows that the entity expects to receive, discounted at the original effective interest rate.
The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost, with the exposure arising from loan commitments and financing guarantee contracts that are not in the scope of ‘Insurance Contracts’. A number of significant judgements are also required in applying the accounting requirements for measuring ECL, such as:

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
Financial assets (and the related impairment allowances) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans to customers and receivables arising from default guarantee payments are secured, the write-off
is generally after receipt of any proceeds from the realization of collateral. In circumstances where there is no credit enhancement, loans to customers, accounts receivables related to retail credit facilitation business and the related allowance were written off when they are delinquent for 180 days or more.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
As of December 31, 2020 and 2021, the Group did not hold any financial liabilities measured at FVPL other than derivative liabilities (refer to Note 35).

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

3	Summary of significant accounting policies (Continued)

3.14	Property and equipment (Continued)

Land and buildings comprise primarily office premises. The estimated useful lives, depreciation rate and estimated residual value rate of buildings, leasehold improvements, office furniture and equipment, computer and electronic equipment and motor vehicles are as follows:

Category	Expected useful life	Estimated residual value rate	Annual depreciation rate
Buildings	30 years	5%	3%
Office furniture and equipment	3-5 years	0%-5%	19%-33%
Computer and electronic equipment	2- 5 years	0%-5%	19%-50%
Motor vehicles	3- 5 years	5%-10%	18%-32%
Leasehold improvements	3- 5 years	0%	20%-33%
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

3	Summary of significant accounting policies (Continued)

3.15	Impairment of non-financial assets (Continued)

For
non-financial
assets other than goodwill (
refer to Note 3.13
), an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the statement of comprehensive income.
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
pre-payment
for liquidity services and amortized over the period of the facility to which it relates.

3.18	Share capital, share premium and treasury shares
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
The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares retired. The excess of the acquisition cost of treasury shares over the aggregate par value is recorded as deduction of share premium.

3.19	Accounts and other payables
Accounts and other payables mainly include payable to investors of consolidated structured entities, payable to platform investors, employment benefits payables, payable to external suppliers, tax and other statutory liabilities, and deposit payables, etc.
Accounts and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

3	Summary of significant accounting policies (Continued)

3.20	Compound financial instruments
Compound financial instruments contain both a liability and an equity component. The compound financial instruments issued by the Group include convertible promissory notes (refer to Note 33) and optionally convertible promissory notes (refer to Note 34).
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
At the end of each reporting period, the Group revises its estimates of the number of awarded shares that are expected to vest based on the non-market
performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in statements of comprehensive income, with a corresponding adjustment to equity.

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
The Group engages primarily in operating a platform in facilitating borrowers and institutional funding partners or individual investors. For the loans originated by banks that the Group determines that it is not the legal lender in the loan origination and repayment process or trust plans that the Group does not need to consolidate, the Group does not record loans to customers and payables arising from such transactions.
The Group determines that both borrower and institutional funding partners or individual investors are its customers. In accordance with a series of contracts entered into among the borrowers, institutional funding partners or individual investors and the Group, the Group provides loan facilitation and post origination services to its customers and its obligation to repay in the event of default. The loan facilitation services primarily include credit assessment and financing advisory service. The post origination services primarily include repayment processing and loan collection service. The Group determines loan facilitation and post origination as two performance obligations. Account management service provided to credit enhancement partners is considered a separate service outside of these two performance obligations.
The Group generally collects guarantee fee and one combined service fee covering both loan facilitation and post origination services from the borrowers on monthly instalment. The total consideration including service fees and guarantee fee are firstly allocated to the guarantee liability at its fair value upon inception of the loan contracts and the residual consideration are then allocated to loan facilitation and post origination services based on their estimated standalone selling price. When estimating total consideration, the Group considers early termination scenarios as the Group shall not receive the full contractual service fee amount under early termination, given the service fee is collected on a monthly basis prior to loan termination.
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

3	Summary of significant accounting policies (Continued)

3.23	Revenue recognition (Continued)

3.23.1	Retail credit facilitation service fees (Continued)

As a result, the estimation of standalone selling price involves significant judgement. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation. When estimating the selling prices, the Group considers the cost related to such services and profit margin.
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
The Group offers a full suite of wealth management products from third-party institutional investment product providers to the investors on its wealth management platform. Such products include asset management plans, bank products, mutual funds, private investment funds, trust plans and others (collectively “current products”). Wealth management service fees consist primarily of fee collected from product providers for facilitation of wealth management products offered on its wealth management platform and fees collected from financial institutions by providing traffic referral, customer matching, and other value-added services in relation to personal lending and other products. The Group generally receives a service fee based on a certain percentage of the volume of wealth management products facilitated or the principal of personal lending referred by the Group. Such fee is recognized upon successful facilitation, which is the only performance obligation agreed in the contract.
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

3.23.4	Other income
Other income mainly comprises income for the account management service fees. The Group provides reminder services to the credit enhancement partners for loans facilitated by the Group that are covered by their credit enhancement services. Account management service fees are recognized over time based on number of accounts managed and performance of the underlying loans.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

3	Summary of significant accounting policies (Continued)

3.24	Leases

The Group leases various properties. Rental contracts are typically made for fixed periods of 1 to 6 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The agreements do not impose any covenants, but leased assets may not be used as collateral for borrowing purposes.
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
The Company and major overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to subsidiaries denominated in RMB. The Group has entered into spot-forward USD/RMB currency swaps to manage its exposure to foreign currency risk arising from loans to subsidiaries dominated in RMB.
The subsidiaries of the Group are mainly operating in mainland China with most of the transactions denominated in RMB. The Group considers that business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than RMB.
The table below illustrates the impact of an appreciation or depreciation of RMB spot and forward rates against USD by 5% on the Group’s profit before income tax expenses.

	As of December 31,
	2020	2021
	RMB’000	RMB’000
5% appreciation of RMB	131,228	699,049
5% depreciation of RMB	(131,228)	(699,049)

(b)	Interest rate risk
Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose the Group to cash flow interest rate risk, whereas fixed rate instruments expose the Group to fair value interest risk. The Group’s interest rate risk mainly arises from fixed rate instruments including cash at bank, accounts and other receivables and contract assets, loans to customers, accounts and other payables and contract liabilities, etc. The Group’s interest rate risk policy requires it to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier):

	As of December 31, 2020
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Cash at bank	23,785,651	56,444	6,190	310,283	—	—	—	24,158,568
Restricted cash	23,029,588	—	—	—	—	—	—	23,029,588
Financial assets at fair value through profit or loss	966,000	5,421,035	9,230,584	1,399,389	848,231	1,260,315	15,298,343	34,423,897
Financial assets at amortized cost	1,204,990	1,683,332	1,816,323	803,062	—	1,056,262	—	6,563,969
Financial assets purchased under reverse repurchase agreements	700,007	—	—	—	—	—	—	700,007
Accounts and other receivables and contract assets	—	—	—	—	—	—	23,325,978	23,325,978
Loans to customers	27,757,023	54,104,955	30,195,692	6,559,344	—	1,208,800	—	119,825,814

Total financial assets	77,443,259	61,265,766	41,248,789	9,072,078	848,231	3,525,377	38,624,321	232,027,821

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

	As of December 31, 2021
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Cash at bank	29,263,128	70,579	363,691	1,538,551	3,507,239	—	—	34,743,188
Restricted cash	27,792,006	554,499	1,786,219	306,371	14,444	—	—	30,453,539
Financial assets at fair value through profit or loss	12,544,935	3,459,334	919,458	262,969	—	1,164,095	12,672,420	31,023,211
Financial assets at amortized cost	1,168,502	500,740	920,815	107,676	—	1,086,880	—	3,784,613
Financial assets purchased under reverse repurchase agreements	5,527,177	—	—	—	—	—	—	5,527,177
Accounts and other receivables and contract assets	—	—	—	—	—	—	22,344,773	22,344,773
Loans to customers	51,563,466	98,295,888	51,345,667	11,182,096	1,002	2,583,991	—	214,972,110

Total financial assets	127,859,214	102,881,040	55,335,850	13,397,663	3,522,685	4,834,966	35,017,193	342,848,611

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

	As of December 31, 2021
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
LIABILITIES
Payable to platform investors	—	—	—	—	—	—	2,747,891	2,747,891
Borrowings	13,074,069	12,853,348	—	—	—	—	—	25,927,417
Accounts and other payables and contract liabilities	—	—	—	—	—	—	8,814,255	8,814,255
Payable to investors of consolidated structured entities	46,086,474	95,848,045	48,048,309	5,463,312	—	—	—	195,446,140
Financing guarantee liabilities	—	—	—	—	—	—	2,697,109	2,697,109
Lease liabilities	141,719	322,317	238,250	83,166	9,092	—	—	794,544
Convertible promissory note payable	—	—	10,669,498	—	—	—	—	10,669,498
Optionally convertible promissory notes	—	—	7,405,103	—	—	—	—	7,405,103

Total financial liabilities	59,302,262	109,023,710	66,361,160	5,546,478	9,092	—	14,259,255	254,501,957

Nominal amount of interest rate swap	(8,224,653)	—	8,224,653	—	—	—	—	—
Total interest rate sensitivity gap	76,781,605	(6,142,670)	(19,249,963)	7,851,185	3,513,593	4,834,966	20,757,938	88,346,654

The Group performs interest rate sensitivity analysis on profit for the Group by measuring the impact of a change in interest rate of financial assets, liabilities and interest rate derivative instruments.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The table below illustrates the impact to profit before tax of the coming year as of each reporting date based on the structure of interest-bearing assets, liabilities and interest rate derivative instruments as of December 31, 2020 and 2021, caused by a parallel shift of 100 basis points in interest rates.

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Change in interest rate
-100 basis points	(488,490)	(648,804)
+100 basis points	488,490	648,804
In the sensitivity analysis, the Group adopts the following assumptions when determining business conditions and financial index:

•	The fluctuation rates of different interest-bearing assets and liabilities are the same;

•	All assets and liabilities are re-priced in the middle of relevant periods;

•	Analysis is based on static gap on reporting date, regardless of subsequent changes;

•	No consideration of impact on customers’ behavior resulting from interest rate changes;

•	No consideration of impact on market price resulting from interest rate changes;

•	No consideration of actions taken by the Group.
Therefore, the actual changes of net profit may differ from the analysis above.

4.1.2	Credit risk
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
Credit risk management
The Group’s financial assets at fair value through profit or loss mainly include trust products, wealth management products, asset management plans and other equity investments. The Group executes due diligence, assesses counterparties’ qualification and manages credit risks of existing investments.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Credit risk management (Continued)

The Group has formulated a complete set of credit management processes and internal control mechanisms, so as to carry out whole process management of credit business. Credit management procedures for its retail loans comprise the processes of credit origination, credit review, credit approval, disbursement, post-disbursement monitoring and collection. Risks arising from financing guarantee contracts and loan commitments are similar to those associated with loans. Transactions of financing guarantee contracts and loan commitments are, therefore, subject to the same portfolio management and the same requirements for application and collateral as loans to customers.
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
Credit exposure
Without taking collateral and other credit enhancements into consideration, for on-balance
sheet assets, the maximum exposures are based on net carrying amounts as reported in the financial statements. The Group also assumes credit risk due to financing guarantee contracts
. The following table sets forth the credit exposure of the Group as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
On-balance sheet
Cash at bank	24,158,568	34,743,188
Restricted cash	23,029,588	30,453,539
Financial assets at fair value through profit or loss	34,423,897	31,023,211
Financial assets at amortized cost	6,563,969	3,784,613
Financial assets purchased under reverse repurchase agreements	700,007	5,527,177
Accounts and other receivables and contract assets	23,325,978	22,344,773
Loans to customers	119,825,814	214,972,110

	232,027,821	342,848,611

Off-balance sheet
Financing guarantee contracts	20,969,026	64,731,369

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Credit exposure (Continued)

Collateral and other credit enhancements
The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the types of collateral and the valuation parameters. The collateral obtained are typically residential properties.
Management monitors the market value of the collateral, adjusts credit limits when needed and performs an impairment valuation when applicable.
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
The following diagram summarizes the impairment requirements under IFRS 9 (other than POCI).
Change in credit quality since initial recognition

Stage 1	Stage 2	Stage 3
(Initial recognition)	(Significant increase in credit	(Credit-impaired assets)
risk since initial recognition)
12-month ECL	Lifetime ECL	Lifetime ECL
The key judgements and assumptions adopted by the Group in addressing the requirements of the standard are discussed below:

(a)	Significant increase in credit risk (SICR)
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

(b)	Definition of default and credit-impaired assets
For loans to customers, the Group defines a financial instrument as in default, which is fully aligned with the definition of credit-impaired if the borrower is more than 90 days (including 90 days) past due on its contractual payments. No qualitative criteria is considered by the Group since the Group monitors the risk of borrowers purely based on the overdue period.
The criteria above are consistent with the definition of default used for internal credit risk management purposes. The default definition has been applied consistently to model the Probability of Default (PD), Exposure at Default (EAD) and Loss given Default (LGD) throughout the Group’s expected loss calculations.

(c)	Measuring ECL – Explanation of inputs, assumptions and estimation techniques
The ECL is measured on either a
12-month
(12M) or Lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired. Key impacts used to determine ECL include Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default (LGD), which are defined as follows:

•
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
The
12-month
and lifetime EADs are determined based on the expected payment profile. For amortizing products and bullet repayment loans, this is based on the contractual repayments owed by the borrower over a
12-month
or lifetime basis. This will also be adjusted for any expected overpayments made by a borrower. Early repayment assumptions are also incorporated into the calculation.
The
12-month
and lifetime LGDs are determined based on the factors which impact the recoveries made post default. These vary by product type.
Forward-looking economic information is included in determining the
12-month
and lifetime PD. These assumptions vary by product type.
There have been no significant changes in estimation techniques during the years ended December 31, 2019, 2020 and 2021.

(d)	Forward-looking information incorporated in the ECL models
The Group has developed macro-economic forward-looking adjustment model by establishing a pool of macro-economic indicators, preparing data, filtering model factors and adjusting forward-looking elements, and the indicators include gross domestic product (GDP) year on year percentage change, customer price index (CPI) year on year percentage change and other macro-economic variables. Through regression analysis, the relationship among these economic indicators in history with PD is determined, and PD then determined through forecasting economic indicators. The forecasting methods and critical assumptions applied had no material changes during the years ended December 31, 2019, 2020 and 2021.
In 2019, 2020 and 2021, the Group collected
10-year
time series data of macro-economic parameters from the China Macroeconomic Database published by an authoritative data supplier, and analyzed the inter- period relationship between economic parameters, and simulated randomization through the Monte Carlo method to determine prediction function. Combined with certain judgement, the Group established the relevant macro-economic indicators used for different scenarios. In addition to the base economic scenario, the Group also considers other possible scenarios and relative weightings. The scenario is set, by analyzing each major product structure, to ensure non-linearity
is considered. The Group regularly reassess the number of scenarios and their attributes. The Group combined statistical analysis results to determine the weights of different scenarios, and also considered the range of possible outcomes represented by each scenario, to determine the final macro-economic assumptions and weights for measuring the relevant expected credit loss.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(d)	Forward-looking information incorporated in the ECL models (Continued)

The impact of these economic indicators on PD varies to different businesses. The Group comprehensively considers internal and external data, future forecasts and statistical analysis to determine the relationship between these economic indicators with PD. The Group evaluates and forecasts these economic indicators at least annually at balance sheet date, and regularly evaluates the results based on changes in macroeconomics.
The Group considered different macroeconomic scenarios. As of December 31, 2020 and 2021, the key macroeconomic assumptions used to estimate expected credit losses are listed below.

	As of December 31,
	2020		2021
GDP – year on year percentage change	5.0	%-7.5%	5.0%-6.2%
CPI – year on year percentage change	1.2	%-2.8%	2.3%-2.6%
Broad measure of money supply (M1) – year on year percentage change	3.7	%-7.9%	8.1%-9.1%
Similar to other economic forecasts, the forecasts of economic indicators have high inherent uncertainties and therefore actual results maybe significantly different from the forecasts. The Group considered above forecasts as its best estimate as of December 31, 2020 and 2021.
Sensitivity analysis
Expected credit losses are sensitive to the parameters used in the model, the macro-economic variables of the forward-looking forecast, the weight probabilities in the three scenarios, and other factors considered in the application of expert judgement. Changes in these input parameters, assumptions, models, and judgements will have an impact on the measurement of expected credit losses.
The Group has the highest weight of the base scenario. The loans to customers and financing guarantee contracts assumed that if the weight of the upside scenario increased by 10% and the weight of the base scenario reduced by 10%, the Group’s ECL impairment provision as of December 31, 2020 and 2021 would be reduced by RMB5 million and RMB15 million, respectively; if the weight of the downside scenario increased by 10% and the weight of the base scenarios reduced by 10%, the Group’s ECL impairment provision as of December 31, 2020 and 2021 would be increased by RMB6 million and RMB32 million, respectively.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Total ECL and financing guarantee liabilities under assumption of reclassification of financial instruments from stage 2 to stage 1	1,541,542	4,897,881
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	1,737,879	5,450,980

Difference-amount	(196,337)	(553,099)
Difference-ratio	-13%	-10%

Maximum exposure to credit risk before collateral held or other credit enhancements
The following presents the credit risk exposure of the financial instruments under the scope of expected credit loss mentioned in Measurement of ECL without considering guarantee or any other credit enhancement measures:

	As of December 31, 2020
	Stage I	Stage II	Stage III	POCI	Maximum Credit Risk Exposure
(in RMB’000)
Book value

On-balance sheet
Financial assets at amortized cost	5,507,707	—	974,887	81,375	6,563,969
Loans to customers	119,087,728	644,478	93,608	—	119,825,814

Total	124,595,435	644,478	1,068,495	81,375	126,389,783

Off-balance sheet
Financing guarantee contracts	20,898,499	70,527	—	—	20,969,026

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Maximum exposure to credit risk before collateral held or other credit enhancements (Continued)

	As of December 31, 2021
	Stage I	Stage II	Stage III	POCI	Maximum Credit Risk Exposure
(in RMB’000)
Book value

On-balance sheet
Financial assets at amortized cost	2,697,852	—	584,739	502,022	3,784,613
Loans to customers	213,665,161	1,263,965	42,984	—	214,972,110

Total	216,363,013	1,263,965	627,723	502,022	218,756,723

Off-balance sheet
Financing guarantee contracts	64,416,918	314,451	—	—	64,731,369

For other on-balance sheet financial assets, the maximum credit risk exposure is their net carrying amount.

4.1.3	Liquidity risk
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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.3	Liquidity risk (Continued)

The following table analyses the Group’s financial liabilities into relevant maturity grouping based on the remaining period at the end of each reporting period to the contractual or expected maturity date. The amounts disclosed in the table are undiscounted contractual or expected cash flows including interests with financial liabilities denominated in foreign currencies translated into RMB using the spot rate as of balance sheet date:

	As of December 31, 2020
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial liabilities -
Payable to platform investors	9,114,906	—	—	—	—	9,114,906
Borrowings	—	2,227,487	120,537	8,462,547	—	10,810,571
Accounts and other payables and contract liabilities	5,483,757	—	—	—	—	5,483,757
Payable to investors of consolidated structured entities	14,947	79,283,191	31,007,485	5,058,213	—	115,363,836
Financing guarantee liabilities	20,969,026	—	—	—	—	20,969,026
Lease liabilities	—	573,840	330,146	106,282	17,941	1,028,209
Convertible promissory note payable	—	101,854	94,019	12,818,864	—	13,014,737
Optionally convertible promissory notes	—	453,203	453,203	8,006,590	—	8,912,996

	35,582,636	82,639,575	32,005,390	34,452,496	17,941	184,698,038

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.3	Liquidity risk (Continued)

	As of December 31, 2021
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial liabilities -
Payable to platform investors	2,747,891	—	—	—	—	2,747,891
Borrowings	—	16,717,997	9,628,462	—	—	26,346,459
Accounts and other payables and contract liabilities	8,814,255	—	—	—	—	8,814,255
Payable to investors of consolidated structured entities	45,628	148,079,478	49,505,033	5,570,774	—	203,200,913
Financing guarantee liabilities	64,731,369	—	—	—	—	64,731,369
Lease liabilities	—	484,497	248,770	85,180	9,329	827,776
Convertible promissory note payable	—	91,869	12,502,777	—	—	12,594,646
Optionally convertible promissory notes	—	442,840	7,823,510	—	—	8,266,350

	76,339,143	165,816,681	79,708,552	5,655,954	9,329	327,529,659

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4	Financial instruments and risks (Continued)

4.2	Capital management
The Group’s capital requirements are primarily dependent on the scale and the type of business that it undertakes, as well as the industry and geographic location in which it operates. The primary objectives of the Group’s capital management are:

•	To comply with the capital requirements set by the regulators of the markets where the Group operates.

•	To safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and to maximize shareholders’ value.

•	To maintain a strong capital base to support the development of its business.
The Group adopts administrative measures issued by the regulators of subsidiaries with financial licenses. To meet these requirements, the Group monitor its capital adequacy ratio and the usage of regulatory capital on a quarterly basis and operate and manage assets at all levels in accordance with the provisions of these measures.
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
The Group uses structured entities in the normal course of business for a number of purposes, for example, structured transactions for customers, to provide finance to public and private sector infrastructure projects, and to generate fees from managing assets on behalf of third-party investors. These structured entities are financed through the issue of notes or units to investors. Refer to Note 2 and Note 5.7 for the Group’s consolidation consideration related to structured entities.
The following table shows the Group’s maximum exposure to the unconsolidated structured entities representing the Group’s maximum possible risk exposure that could occur as a result of the Group’s arrangements with structured entities. The maximum exposure of the Group in these unconsolidated structure entities is contingent in nature and approximates the sum of accounts receivables from unconsolidated structure entities and direct investments made by the Group.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4	Financial instruments and risks (Continued)

4.3	Group’s maximum exposure to structured entities (Continued)

	As of December 31, 2020
(In RMB’000)	Size	Carrying amount of investment in structured entities	Group’s maximum exposure	Interest held by Group
Unconsolidated structured products managed by third parties (a)	NA	10,367,052	10,367,052	Investment income
Unconsolidated structured products managed by affiliated entities (a)	NA	19,352,780	19,409,204	Investment income/ service fee
Unconsolidated structured products serviced by the Group	57,777,571	—	711,058	Service fee

	As of December 31, 2021
(In RMB’000)	Size	Carrying amount of investment in structured entities	Group’s maximum exposure	Interest held by Group
Unconsolidated structured products managed by third parties (a)	NA	8,661,387	8,661,387	Investment income
Unconsolidated structured products managed by affiliated entities (a)	NA	12,219,226	12,219,226	Investment income
Unconsolidated structured products serviced by the Group	18,178,437	—	1,428,320	Service fee

These unconsolidated structured products mainly include assets management plans, trust plans, mutual funds, private fund and bank wealth management products which are all classified in financial assets at amortized cost or financial assets at fair value through profit or loss.

(a)	The information about the size of these unconsolidated structured products cannot be acquired from open market.

4.4	Fair value estimation
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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4	Financial instruments and risks (Continued)

4.4	Fair value estimation (Continued)

Level 3: Other valuation techniques which use any inputs which have a significant effect on the recorded fair value that are not based on observable market data (unobservable inputs).
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
For Level 3 financial instruments, fair value is determined using valuation methodologies such as discounted cash flow models and other similar techniques. Inputs used in these valuation techniques are generally unobservable.
The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

As of December 31, 2020	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Unlisted Securities

Financial assets at fair value through profit or loss
Asset management plans	—	9,328,168	424,082	9,752,250
Trust plans	—	9,106,125	820,912	9,927,037
Private fund and other equity investments	—	4,617,756	6,268	4,624,024
Mutual funds	3,199,106	—	—	3,199,106
Corporate bonds	—	3,029,174	15,233	3,044,407
Bank wealth management products	—	2,091,730	—	2,091,730
Structured deposits	—	961,804	—	961,804
Factoring products	—	823,539	—	823,539
Derivative instruments
Interest rate swap	—	(11,653)	—	(11,653)
Foreign currency swaps	—	(535,944)	—	(535,944)

Total	3,199,106	29,410,699	1,266,495	33,876,300

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4	Financial instruments and risks (Continued)

4.4	Fair value estimation (Continued)

Valuation methods for Level
 2 and Level
 3 financial instruments (Continued):

As of December 31, 2021	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Unlisted Securities
Asset management plans	—	7,802,270	505,503	8,307,773
Trust plans	—	2,448,373	603,716	3,052,089
Private fund and other equity investments	—	2,765,016	—	2,765,016
Mutual funds	2,486,541	—	—	2,486,541
Corporate bonds	—	3,017,849	47,023	3,064,872
Bank wealth management products	—	4,589,101	—	4,589,101
Structured deposits	—	6,640,977	—	6,640,977
Others debt investments	—	—	108,991	108,991

Listed Securities
Stock	7,851	—	—	7,851
Derivative instruments
Interest rate swap	—	38,403	—	38,403
Foreign currency swap	—	(25,772)	—	(25,772)

	2,494,392	27,276,217	1,265,233	31,035,842

There were no changes in valuation techniques during the period.
The following table presents the changes in level 3 instruments for the years ended December 31, 2019, 2020 and 2021:

	Year ended December 31,
	2019	2020	2021
	Financial assets at fair value through profit or loss
	RMB’000	RMB’000	RMB’000
As of beginning of the year	2,632,890	2,842,839	1,266,495
Additions	1,353,173	—	131,829
Disposal	(1,961,315)	(1,266,827)	(29,664)
Transfer into level 3	1,477,950	—	1,035,642
Transfer out of level 3	—	—	(3,047)

Gains or losses recognized in profit or loss	(659,859)	(309,517)	(1,136,022)

As of end of the year	2,842,839	1,266,495	1,265,233

For the year ended December 31, 2021, RMB1,035.6 million investment in certain wealth management products was transferred from Level 1 to Level 3 as market approach was applied with significant unobservable inputs.
All of the unrealised gains or losses of level 3 instruments for the period are recognized in investment income (
refer to

Note 10).

5	Critical accounting estimates and judgements
The Group makes estimates and judgements that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities in these financial statements. Estimates and judgements are continually assessed based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

5	Critical accounting estimates and judgements (Continued)

In the process of applying the Group’s accounting policies, management has made the following judgements and accounting estimation, which have the significant effect on the amounts recognized in the financial statements.

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

5	Critical accounting estimates and judgements (Continued)

5.4	Classification of financial instruments
The judgements in determining the classification of financial assets include the analysis of business models and the characteristics of contractual cash flows.
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
When using valuation techniques to determine the fair value of financial instruments, the Group would choose inputs consistent with market participants, considering transactions of related assets and liabilities. All related observable market parameters are considered in priority, including interest rate, foreign exchange rate, commodity prices, and share prices or index. When related observable parameters are unavailable or inaccessible, the Group uses unobservable parameters and makes estimates for credit risk, market volatility, and liquidity adjustments.
Using different valuation techniques and parameter assumptions may lead to significant differences of fair value estimations.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
To determine whether the Group controls the structured entities of which the Group acts as the asset manager or retail credit facilitation service provider, management applies judgement based on all relevant facts and circumstances to determine whether the Group is acting as the principal or agent for the structured entities. If the Group is acting as the principal, it has control over the structured entities. In assessing whether the Group is acting as the principal, the Group considers factors such as the scope of the decision-making authority, rights held by other parties, remuneration to which it is entitled to, and exposure to variable returns resulting from its additional involvement with structured entities. The Group will perform reassessment once the facts and circumstances change leading to changes in the above factors.
Please refer to Note 4.3 for disclosure of the maximum risk exposure of unconsolidated structured entities of the Group.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

6	Retail credit facilitation service fees

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Loan facilitation service	9,716,401	7,141,725	5,675,612
Post origination service	29,608,447	32,315,179	30,411,362

Total	39,324,848	39,456,904	36,086,974

The table below sets forth the remaining performance obligations of long-term contracts:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of each year
Expected to be recognized within one year	22,814,799	20,908,676
Expected to be recognized in one to two years	9,054,717	8,131,102
Expected to be recognized in two to three years	1,949,687	1,724,952

	33,819,203	30,764,730

7	Wealth management transaction and service fees

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Current Products	458,503	1,022,077	1,777,202
Legacy Products	2,145,726	742,861	430,141

	2,604,229	1,764,938	2,207,343

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

8	Net interest income

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Loans originated by consolidated trust plans
Interest income	2,030,485	10,640,860	21,229,806
Interest expense	(964,790)	(4,283,151)	(8,400,992)

Net interest income from loans originated by consolidated trust plans	1,065,695	6,357,709	12,828,814

Loans originated by microloan lending companies and consumer finance company
Interest income	2,895,600	1,395,961	1,535,023
Interest expense	(52,099)	(3,210)	(189,606)

Net interest income from loans originated by microloan lending companies and consumer finance company	2,843,501	1,392,751	1,345,417

Total net interest income	3,909,196	7,750,460	14,174,231

9	Other income

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Account management service fees	716,001	1,253,760	3,507,999
Penalty fee income	129,317	212,328	276,250
Others	33,550	50,954	91,158

	878,868	1,517,042	3,875,407

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

10	Investment income

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Interest income
Financial assets at amortized cost	194,771	304,627	479,043
Financial assets purchased under reverse repurchase agreements	—	29,328	83,763

	194,771	333,955	562,806

Realized gains
Financial assets at fair value through profit or loss	1,116,431	1,163,988	991,437
Financial assets at amortized cost	—	—	80,866

	1,116,431	1,163,988	1,072,303

Net change in unrealized gains/(losses)
Financial assets at fair value through profit or loss (Note 17(b))	(732,125)	(558,044)	(483,356)

	579,077	939,899	1,151,753

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

11	Expense by nature

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Employee benefit expenses (Note 11.1)	12,352,323	14,145,207	16,402,993
Loan origination and servicing expenses	6,530,999	7,091,078	5,712,598
Promotion and advertising expenses	1,149,759	1,221,762	1,685,847
Outsourcing service expenses	997,145	1,382,960	1,397,649
Payment processing expenses	849,763	1,204,712	1,197,869
Trust management fee	156,266	504,428	1,078,380
Business entertainment expenses	802,577	769,834	619,328
Depreciation of right-of-use assets (Note 25)	509,026	604,018	608,889
Taxes and surcharges	286,546	380,460	534,647
Depreciation of property and equipment (Note 23)	276,266	226,862	193,511
Amortization of intangible assets (Note 24)	31,967	31,831	22,234
Others	1,265,236	1,049,327	740,039

Total sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses	25,207,873	28,612,479	30,193,984

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Sales and marketing expense
Borrower acquisition expenses	8,714,516	11,506,402	10,119,525
General sales and marketing expenses	5,327,741	5,487,267	7,196,563
Investor acquisition and retention expenses	888,839	819,888	676,984

	14,931,096	17,813,557	17,993,072

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

11	Expense by nature (Continued)

11.1	Employee benefit expenses

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Wages, salaries and bonuses	8,689,993	10,764,239	11,681,753
Other social security costs, housing benefits and other employee benefits	2,473,673	2,787,803	3,157,771
Pension costs – defined contribution plans	1,244,100	427,917	1,430,074
Share-based payment (Note 42)	(55,443)	165,248	133,395

	12,352,323	14,145,207	16,402,993

12	Credit impairment losses

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Financing guarantee contracts	120,961	772,614	2,933,903
Loans to customers	(63,240)	744,893	2,441,111
Accounts and other receivables and contract assets	794,116	1,499,344	991,903
Financial assets at amortized cost	1,010,867	18,193	272,909
Others	41	144	3,901

	1,862,745	3,035,188	6,643,727

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

13	Finance costs

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Interest expenses on convertible promissory note	819,754	883,759	893,001
Interest expenses on Convertible Notes	—	135,412	495,079
Interest expenses on borrowings	329,450	211,306	380,447
Interest expense on lease liabilities	58,170	46,567	38,709
Interest expenses on consolidated wealth management products	139,094	92,302	9,122
One-time expenses related to C-round restructuring	—	1,326,007	—
Interest expenses on convertible redeemable preferred shares	636,835	534,686	—
Bank interest income	(463,396)	(364,385)	(820,843)

	1,519,907	2,865,654	995,515

14	Income tax expenses
The following table sets forth the income tax expense of the Group for the years ended December 31, 2019, 2020 and 2021:

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Current income tax	4,254,978	5,570,012	13,105,863
Deferred income tax	1,861,719	63,253	(6,414,745)

	6,116,697	5,633,265	6,691,118

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

14	Income tax expenses (Continued)

The following table sets forth the reconciliation from income tax calculated based on the applicable tax rates and profit before income tax expenses presented in the consolidated financial statements to the income tax expenses:

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Profit before income tax expenses	19,433,841	17,909,505	23,400,178
Income tax calculated at the PRC statutory tax rate of 25%	4,858,460	4,477,376	5,850,045
Tax effect of:
Reversal of deferred tax assets recognized in prior years	190,104	3,643	381,456
Differential income tax rates applicable to subsidiaries (Note a, b, c, d and e)	350,051	756,392	263,707
Expenses and losses not deductible for tax purposes	530,638	262,843	245,097
Deductible temporary differences and tax losses for which no deferred tax asset was recognized	244,187	280,251	210,748
Income not subject to tax	(36,536)	(99,378)	(19,640)
Utilization of previously unrecognized deferred tax assets	(5,163)	(14,711)	(24,649)
Research and development tax credit	—	(38,680)	(39,038)
Effect of tax rate changes on deferred income taxes	(37,959)	—	(42,929)
Others	22,915	5,529	(133,679)

Income tax expense	6,116,697	5,633,265	6,691,118

(a)	Cayman Islands and BVI Income Tax
The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax. The Group entities established under the BVI Business Companies Acts are exempted from BVI income taxes.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

14	Income tax expenses (Continued)

(b)	Hong Kong Income Tax
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
Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated assessable profit that was subject to Singapore profits tax for the years ended December 31, 2019, 2020 and 2021.

(d)	Indonesia Income Tax
Indonesia income tax rate is 22%. No Indonesia profits tax was provided for as there was no estimated assessable profit that was subject to Indonesia profits tax for the years ended December 31, 2019, 2020 and 2021.

(e)	PRC Corporate Income Tax (“CIT”)
The income tax provision of the Group in respect of its operations in the PRC was generally calculated at the tax rate of 25% on the assessable profits for the years ended December 31, 2019, 2020 and 2021, based on the existing legislation, interpretations and practices in respect thereof.
On November 27, 2018, the Group’s subsidiary Weikun Technology qualified as High and New Technology Enterprises

(hereinafter “HNTE”)
, which entitles it to a preferential CIT rate of 15% for consecutive three years. Furthermore, according to the policy issued by

State Tax Administration of PRC (hereinafter “STA”) (Guofa (2007) No.40), Weikun Technology was entitled to a preferential CIT rate of 12.5% and 15% for the years ended December 31, 2019 and 2020. Weikun reapplied HNTE and was approved
the
HNTE status
in

December 2021.
Accordingly,Weikun continued
to
be taxed at a preferential

tax
rate
of 15% for
 2021, 2022, and 2023.
According to the policy issued jointly by Ministry of Finance of PRC (hereinafter “MoF”) and STA (Caishui (2020) No.31 and Caishui (2021) No.30), if a company generated more than
60%
of its operating revenue in a specific area in a given year, the company is entitled to a preferential CIT rate of
 15%
that year. The branch of Shenzhen Pingan Puhui Enterprise Management Co., Ltd., which operates in Qianhai district, Shenzhen, was qualified for this tax preferential treatment for the year ended December 31, 2021 and therefore was entitled to a preferential CIT rate of 15% in 2021. The branches of Ping An Puhui Financing Guarantee Co., Ltd., and Ping An Puhui Investment & Consulting Co., Ltd., which operate in Hainan Free Trade Port, were also qualified for a preferential CIT rate of
15%
for the year ended December 31, 2020 and 2021.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

14	Income tax expenses (Continued)

(f)	PRC Withholding Tax (“WHT”)
According to the New Corporate Income Tax Law (“New CIT Law”), distribution of profits earned by the PRC companies since January 1, 2008 to foreign investors is subject to withholding tax of 5% or 10%, depending on the country of incorporation of the foreign investor, upon the distribution of profits to overseas-incorporated immediate holding companies.
Chongqing Jin An Microloan Limited declared and paid dividend
s
of RMB453 million to
its
foreign investor who
then re-invested the distribution
to set up and increase capital of subsidiaries in the PRC during the year ended December 31, 2019. The Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand business in the PRC. Accordingly, no deferred tax liability on WHT was accrued at the end of each year presented.

15	Earnings per share

(a)
Basic earnings per share is calculated by dividing the profit attributable to owners of the Group by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Group.

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Profit attributable to owners of the Company	13,332,431	12,354,114	16,804,380
Weighted average number of ordinary shares in issue	1,086,698,914	1,104,155,407	1,181,850,488

Basic earnings per share (in RMB)	12.27	11.19	14.22

Basic earnings per ADS (in RMB)		5.59	7.11

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

15	Earnings per share (Continued)

(b)
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the year ended December 31, 2019, the Group has three categories of potential dilutive ordinary shares: convertible promissory note (refer to Note 33), convertible redeemable preferred shares and share options. For the years ended December 31, 2020 and 2021, the Group has four categories of potential dilutive ordinary shares: including convertible promissory note, optionally convertible promissory notes (refer to Note 34), share options and PSUs.

For the year ended December 31, 2019, convertible promissory note and share options were excluded in the computation of diluted earnings as the convertible promissory note can only be converted into ordinary shares upon successful IPO and the share options could not be exercised until six months after the Company completes its IPO. Potential ordinary shares issuable upon conversion of Class C ordinary shares, recorded as convertible redeemable preferred shares in the consolidated financial statements, were not included in the calculation of diluted earnings per share for the year ended December 31, 2019, as its effect would have been anti-dilutive.
For the year ended December 31, 2020, potential ordinary shares issuable upon conversion of optionally convertible promissory notes were not included in the calculation of diluted earnings, as its effect would have been anti-dilutive.
For the year ended December 31, 2021, all four categories of potential dilutive ordinary shares are included in the calculation of diluted earnings per share.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

15	Earnings per share (Continued)

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Earnings
Profit attributable to owners of the Company	13,332,431	12,354,114	16,804,380
Interest expense on convertible instruments, net of tax	—	147,293	1,388,080

Net profit used to determine diluted earnings per share	13,332,431	12,501,407	18,192,460

Weighted average number of ordinary shares
Weighted average number of ordinary shares in issue	1,086,698,914	1,104,155,407	1,181,850,488
Adjustments for:
Assumed conversion of convertible instruments	—	21,873,817	169,736,565
Assumed exercise of share options and vesting of PSUs	—	—	8,164,723

Weighted average number of ordinary share for diluted earnings per share	1,086,698,914	1,126,029,224	1,359,751,776

Diluted earnings per share (in RMB)	12.27	11.10	13.38

Diluted earnings per ADS (in RMB)		5.55	6.69

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

16	Cash at bank and restricted cash

	As of December 31,
Cash at bank	2020	2021
	RMB’000	RMB’000
Demand deposits
RMB	13,782,874	18,132,859
USD	3,784,469	4,137,462
HKD	43,110	43,697
IDR	11,676	37,385
SGD	5,344	3,651

	17,627,473	22,355,054

Time deposits
RMB	3,140,058	11,659,866
USD	3,262,450	637,884
IDR	128,772	93,776

	6,531,280	12,391,526

Less: Provision for impairment losses	(185)	(3,392)

	24,158,568	34,743,188

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Restricted cash
Cash from consolidated structured entities (a)	14,581,753	24,903,595
Deposits for borrowings (b)	—	3,042,930
Deposits held on behalf of platform investors (c)	7,997,940	1,791,455
Others	449,895	715,559

	23,029,588	30,453,539

(a)
Cash from consolidated structured entities is the cash held by the Group’s consolidated structured entities collected from platform investors mainly for their upcoming investment in retail credit business.

(b)	Deposits for borrowings are pledges for secured borrowings ( refer to Note 29(a)).
(c)
Deposits held on behalf of platform investors represents funds received from platform investors while investment decisions are yet to be made, or investors’ funds withdrawal is in processing due to settlement time.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

17	Financial assets at fair value through profit or loss

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Unlisted securities
Asset management plans (a) (b)	9,752,250	8,307,773
Structured deposits	961,804	6,640,977
Bank wealth management products	2,091,730	4,589,101
Corporate bonds (b)	3,044,407	3,064,872
Trust plans (b)	9,927,037	3,052,089
Private fund and other equity investments	4,624,024	2,765,016
Mutual funds	3,199,106	2,486,541
Factoring products	823,539	—
Other debt investments	—	108,991

Listed securities
Stock	—	7,851

	34,423,897	31,023,211

(a)
In 2019, the Company obtained the creditors’ rights of the loans to one of the Company’s shareholders through an investment in a trust plan, which was collateralized by beneficiary rights of the shares of the Company. As of December 31, 2021, the carrying amount of the trust plan was RMB263 million, which was recognized as financial assets at fair value through profit or loss.

(b)
As of December 31, 2021, the principal amount of financial assets at fair value through profit or loss amounting to RMB3,325 million were past due (2020: RMB2,310 million). A fair value loss of RMB1,172 million (2020: a fair value loss of RMB337 million) was recognized in 2021 for these overdue financial assets based on the discounted future recoverable amount estimated at the balance sheet date.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

18	Financial assets at amortized cost

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Unlisted securities
Debt Investments	7,641,846	5,002,174

Interest receivable	93,988	121,415

	7,735,834	5,123,589
Less: Provision for impairment losses	(1,171,865)	(1,338,976)

	6,563,969	3,784,613

(a)
As of December 31, 2021, the principal amount of financial assets at amortized cost amounting to RMB1,795 million were past due (2020: RMB2,077 million). An impairment loss of RMB300 million (2020: an impairment loss of RMB29 million) was recognized in 2021 based on the discounted future recoverable amount
estimated at the balance sheet date.

(b)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2019:

	Year ended December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2019	2,578,915	535,000	278,022	92,990	3,484,927
New financial assets originated or purchased	15,379,522	—	—	99,493	15,479,015
Transfers	(2,403,628)	—	2,403,628	—	—
— From stage 1 to stage 3	(2,403,628)	—	2,403,628	—	—
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(8,331,614)	(535,000)	(26,518)	(59,851)	(8,952,983)

As of December 31, 2019	7,223,195	—	2,655,132	132,632	10,010,959

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

18	Financial assets at amortized cost (Continued)

(c)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2019:

	Year ended December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2019	16,492	111,437	249,080	71	377,080
New financial assets originated or purchased	64,072	—	—	(661)	63,411
Transfers	(10,014)	—	1,072,170	—	1,062,156
— From stage 1 to stage 3	(10,014)	—	10 ,014	—	—
Net impact on expected credit loss by stage transfer	—	—	1,062,156	—	1,062,156
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(50,718)	(111,437)	(2,758)	(1,932)	(166,845)
Change in parameters of expected credit loss model	(5,835)	—	2,641	55,339	52,145

As of December 31, 2019	13,997	—	1,321,133	52,817	1,387,947

(d)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2020:

	Year ended December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2020	7,223,195	—	2,655,132	132,632	10,010,959
New financial assets originated or purchased	8,590,588	—	—	59,084	8,649,672
Write-offs	—	—	(221,754)	(12,521)	(234,275)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(10,300,916)	—	(318,143)	(71,463)	(10,690,522)

As of December 31, 2020	5,512,867	—	2,115,235	107,732	7,735,834

(e)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2020:

	Year ended December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2020	13,997	—	1,321,133	52,817	1,387,947
New financial assets originated or purchased	8,593	—	—	—	8,593
Write-offs	—	—	(221,754)	(12,521)	(234,275)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(4,160)	—	(15,444)	(117)	(19,721)
Change in parameters of expected credit loss model	(13,270)	—	56,413	(13,822)	29,321

As of December 31, 2020	5,160	—	1,140,348	26,357	1,171,865

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

18	Financial assets at amortized cost (Continued)

(f)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2021:

	Year ended December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total

As of January 1, 2021	5,512,867	—	2,115,235	107,732	7,735,834
New financial assets originated or purchased	7,437,143	—	—	604,418	8,041,561
Write-offs	—	—	(17,651)	(8,694)	(26,345)
Disposal in the current period	—	—	(226,843)	—	(226,843)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(10,240,254)	—	(5,500)	(154,864)	(10,400,618)

As of December 31, 2021	2,709,756	—	1,865,241	548,592	5,123,589

(g)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2021:

	Year ended December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total

As of January 1, 2021	5,160	—	1,140,348	26,357	1,171,865
New financial assets originated or purchased	10,808	—	—	—	10,808
Write-offs	—	—	(17,651)	(8,694)	(26,345)
Disposal in the current period	—	—	(144,320)	—	(144,320)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(4,531)	—	(10,366)	48,184	33,287
Change in parameters of expected credit loss model	467	—	312,491	(19,277)	293,681

As of December 31, 2021	11,904	—	1,280,502	46,570	1,338,976

19	Financial assets purchased under reverse repurchase agreements
Classified by collateral:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Bonds (a)	700,007	5,527,177

(a)
The Group enter
ed
into purchases of assets under reverse repurchase agreements and has
not take
n
physical possession of assets purchased under such agreements. In the event of default by the counterparty to repurchase the assets, the Group has the right to the underlying assets. The difference between the purchasing price and reselling price is recognized as investment income over the term of the agreement using the effective interest method.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

20	Accounts and other receivables and contract assets

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Contract acquisition cost	9,016,555	7,964,247
Loan facilitation and service fees	10,344,007	7,380,284
Receivables from external payment services providers (a)	1,750,254	2,665,300
Trust statutory deposits (b)	968,490	1,359,642
Wealth management transaction and service fees receivables	882,060	1,052,735
— Current Products	634,934	894,323
— Legacy Products	247,126	158,412
Receivables for shares repurchase program (Note 37(a))	—	870,006
Other deposit s	490,815	542,817
Guarantee fee s	88,900	410,577
Receivables f rom ADS income	3,524	111,933
Receivables f rom exercise of share options	—	36,036
Others	469,751	582,044

Less: Provision for impairment losses (c)	(688,378)	(630,848)

	23,325,978	22,344,773

(a)
The
Group maintains accounts with external online payment services providers to transfer deposits of platform investors, collect principal and interests from borrowers and make loans. The Group recorded the related amounts as receivables from external payment service providers.

(b)	The balances represent cash deposited in China Trust Protection Fund Co., Ltd. as required by trust regulations.
(c)	The following table sets forth the movements in the provision for impairment losses:

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
At the beginning of the year	252,324	401,626	688,378
Impairment loss recognized in the consolidated statement of comprehensive income	794,116	1,499,344	991,903
Written off during the year	(839,243)	(1,283,858)	(1,083,618)
Recovery of receivables written off previously	194,429	71,266	34,185

At the end of the year	401,626	688,378	630,848

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

20	Accounts and other receivables and contract assets (Continued)

(d)
The loss allowance as of December 31, 2020 was determined as follows for receivables from
loan facilitation and service fees, wealth management transaction and service fees receivables and guarantee fee:

	As of December 31, 2020
	Current	1-90 days past due	91-180 days past due	Total
Accounts and other receivables and contract assets	RMB’000	RMB’000	RMB’000	RMB’000
Expected loss rate	2.92%	84.22%	99.49%	6.08%
Loan facilitation and service fee	9,953,323	174,102	216,582	10,344,007
Wealth management transaction and service fee receivables	882,060	—	—	882,060
Guarantee fee	80,557	5,657	2,686	88,900

Loss allowance	(318,820)	(151,398)	(218,160)	(688,378)

(e)
The loss allowance as of December 31, 2021 was determined as follows for receivables from
loan facilitation and service fees, wealth management transaction and service fees receivables and guarantee fee:

	As of December 31, 2021
	Current	1-90 days past due	91-180 days past due	Total
Accounts and other receivables and contract assets	RMB’000	RMB’000	RMB’000	RMB’000
Expected loss rate	2.36%	89.87%	94.83%	7.12%
Loan facilitation and service fee	6,943,369	201,188	235,727	7,380,284
Wealth management transaction and service fee receivables	1,052,735	—	—	1,052,735
Guarantee fee	379,493	18,069	13,015	410,577

Loss allowance	(197,933)	(197,042)	(235,873)	(630,848)

As of December 31, 2021 and 2020, the remaining amount of consideration the Group expected to receive is higher than the carrying amount of contract acquisition cost. As such, no loss allowance was recorded against contract acquisition cost.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

21	Loans to customers

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Loans originated by consolidated trust plans	112,253,099	202,175,185
Loans originated by microloan lending companies and consumer finance company	6,240,803	12,587,586
Interest receivable	2,321,117	2,963,210
Less: Provision for impairment losses
Stage 1	(480,854)	(1,860,245)
Stage 2	(195,339)	(312,280)
Stage 3	(313,012)	(581,346)
	(989,205)	(2,753,871)

	119,825,814	214,972,110

(a)
As of December 31, 2020 and 2021, loans amounting to
RMB105,325
 million and
RMB162,417
 million, respectively, were covered by credit enhancement provided by credit enhancement partners. Out of which, the majority of the balance were covered by credit insurance provided by Ping An Property and Casualty Insurance Company (“Ping An P&C”), a subsidiary of Ping An Group. Credit enhancement partners independently underwrite the borrowers and entered into the credit enhancement agreements either in the form of credit insurance or financial guarantee directly with the borrowers. The beneficiaries of such credit enhancement are the institutional funding partners who provide funding to the borrowers.

(b)
As of December 31, 2020, part of the loan balance was related to loans from asset based securitization plans. These loans were originated by microloan lending companies within the Group that do not meet the criteria of derecognition as the Group continued to provide credit enhancement to the assets backed securitization plans. The asset based securitization plans represented a liability of the Group and were recorded as payable to investors of consolidated structured entities (refer to Note 31) in the consolidated financial statements, which consisted of principal and accrued interests. As of December 31, 2021, no loan balance was related to loans from asset based securization plans.

(c)	For the years ended December 31, 2019, 2020 and 2021, the amounts of concession provided to customers were not material.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

21	Loans to customers (Continued)

(d)	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2019:

	Year ended December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2019	33,787,721	439,915	1,793,904	36,021,540
New loans originated	53,015,937	—	—	53,015,937
Transfer s	(1,207,945)	116,102	1,091,843	—
— From stage 1 to stage 2	(274,558)	274,558	—	—
— From stage 1 to stage 3	(935,301)	—	935,301	—
— From stage 2 to stage 1	1,914	(1,914)	—	—
— From stage 2 to stage 3	—	(157,987)	157,987	—
— From stage 3 to stage 2	—	1,445	(1,445)	—
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(38,543,538)	(231,577)	(1,233,244)	(40,008,359)
Write-offs	—	—	(279,292)	(279,292)

As of December 31, 2019	47,052,175	324,440	1,373,211	48,749,826

(e)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2019:

	Year ended December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2019	318,987	111,091	1,163,768	1,593,846
New loans originated	14,948	—	—	14,948
Transfer s	(19,116)	(9,368)	803,752	775,268
— From stage 1 to stage 2	(4,815)	4,815	—	—
— From stage 1 to stage 3	(14,663)	—	14,663	—
— From stage 2 to stage 1	1,347	(1,347)	—	—
— From stage 2 to stage 3	—	(54,270)	54,270	—
— From stage 3 to stage 2	—	1,210	(1,210)	—
Net impact on expected credit loss by stage transfers	(985)	40,224	736,029	775,268
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(214,897)	(28,844)	(679,038)	(922,779)
Change in parameters of expected credit loss model	36,474	(19,621)	52,470	69,323
Write-offs	—	—	(279,292)	(279,292)

As of December 31, 2019	136,396	53,258	1,061,660	1,251,314

Loans to customers amounting to
 RMB279
 million were written off in 2019 and were still subject to enforcement activity.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

21	Loans to customers (Continued)

(f)	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2020:

	Year ended December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2020	47,052,175	324,440	1,373,211	48,749,826
New loans originated	141,924,691	—	—	141,924,691
Transfer s	(2,124,274)	1,713,887	410,387	—
— From stage 1 to stage 2	(1,806,096)	1,806,096	—	—
— From stage 1 to stage 3	(324,045)	—	324,045	—
— From stage 2 to stage 1	5,867	(5,867)	—	—
— From stage 2 to stage 3	—	(98,355)	98,355	—
— From stage 3 to stage 2	—	12,013	(12,013)	—
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(67,284,010)	(1,198,510)	(195,666)	(68,678,186)
Write-offs	—	—	(1,181,312)	(1,181,312)

As of December 31, 2020	119,568,582	839,817	406,620	120,815,019

(g)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2020:

	Year ended December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2020	136,396	53,258	1,061,660	1,251,314
New loans originated	373,266	—	—	373,266
Transfer s	(107,551)	213,807	378,215	484,471
— From stage 1 to stage 2	(101,324)	101,324	—	—
— From stage 1 to stage 3	(7,322)	—	7,322	—
— From stage 2 to stage 1	4,161	(4,161)	—	—
— From stage 2 to stage 3	—	(49,632)	49,632	—
— From stage 3 to stage 2	—	1,344	(1,344)	—
Net impact on expected credit loss by stage transfer s	(3,066)	164,932	322,605	484,471
Loans de-recognized and other adjustments in the current period (including repayment s of loans)	(203,494)	(89,632)	(119,197)	(412,323)
Change in parameters of expected credit loss model	282,237	17,906	(664)	299,479
Write-offs	—	—	(1,181,312)	(1,181,312)
Recovery of loans written off previously	—	—	174,310	174,310

As of December 31, 2020	480,854	195,339	313,012	989,205

L
oans to customers amounting to RMB1,181

million were written off in 2020 and were still subject to enforcement activity.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

21	Loans to customers (Continued)

(h)	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2021:

	Year ended December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2021	119,568,582	839,817	406,620	120,815,019
New loans originated	234,198,681	—	—	234,198,681
Transfer s	(5,530,212)	4,439,585	1,090,627	—
— From stage 1 to stage 2	(5,579,855)	5,579,855	—	—
— From stage 2 to stage 1	49,643	(49,643)	—	—
— From stage 2 to stage 3	—	(1,091,109)	1,091,109	—
— From stage 3 to stage 2	—	482	(482)	—
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(132,711,645)	(3,703,157)	(25,534)	(136,440,336)
Write-offs	—	—	(847,383)	(847,383)

As of December 31, 2021	215,525,406	1,576,245	624,330	217,725,981

(i)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2021:

	Year ended December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2021	480,854	195,339	313,012	989,205
New loans originated	1,346,940	—	—	1,346,940
Transfer s	(1,104,156)	454,235	1,045,357	395,436
— From stage 1 to stage 2	(1,109,405)	1,109,405	—	—
— From stage 2 to stage 1	16,509	(16,509)	—	—
— From stage 2 to stage 3	—	(1,000,215)	1,000,215	—
— From stage 3 to stage 2	—	458	(458)	—
Net impact on expected credit loss by stage transfers	(11,260)	361,096	45,600	395,436
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(622,468)	(470,524)	(124,794)	(1,217,786)
Change in parameters of expected credit loss model	1,759,075	133,230	24,216	1,916,521
Write-offs	—	—	(847,383)	(847,383)
Recovery of loans written off previously	—	—	170,938	170,938

As of December 31, 2021	1,860,245	312,280	581,346	2,753,871

As of December 31, 2021, loans to customers amounting to RMB847 million were written off in 2021 and were still subject to enforcement activity.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

22	Deferred tax assets and deferred tax liabilities
Deferred income assets and liabilities of the Group are set out as follows:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Deferred tax assets	3,358,664	4,873,370
Deferred tax liabilities	(5,733,733)	(833,694)

Net amount	(2,375,069)	4,039,676

Deferred assets and liabilities not taking into consideration the offsetting of balances are set out as follows:

(a)	The following table sets forth the details of deferred tax assets:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Revenue recognition - differences between accounting and tax book	—	1,635,551
Provision for asset impairments	1,368,693	986,943
Employee benefit payables	626,048	751,926
Guarantee liabilities	187,169	674,277
Accrued expenses	528,660	489,544
Deductible tax losses	581,325	194,627
Changes in fair value	52,470	140,242
Consolidation adjustments	51,959	23,581
Unexercised share-based payment	117,508	1,820
Others	47,093	38,075

	3,560,925	4,936,586

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

22	Deferred tax assets and deferred tax liabilities (Continued)

(b)	Deductible temporary differences and deductible losses that are not recognized as deferred tax assets are analyzed as follows:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Deductible temporary differences	2,869,537	2,720,263
Deductible losses	1,423,385	2,432,434

	4,292,922	5,152,697

(c)	Deductible losses that are not recognized as deferred tax assets will expire as follows:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
2021	7,182	—
2022	29,333	7,433
2023	20,462	124,678
2024	27,549	365,455
2025	85,463	71,574
2026	—	169,894
No due date	1,253,396	1,693,400

	1,423,385	2,432,434

(d)	The following table sets forth the movements of the deferred tax asset:

Movements	Deductible tax losses	Provision for asset impairments	Employee benefit payables	Accrued expenses	Unexercised share-based payment	Guarantee liabilities	Advertising and business promotion fees	Revenue recognition - differences between accounting and tax book	Others (Include changes in fair value )	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2019	841,114	769,748	432,919	625,986	75,801	68,479	204,749	—	286,344	3,305,140
Credited/(charged) - to profit or loss	206,120	169,491	130,648	(195,021)	(456)	(7,792)	(204,190)	—	(213,384)	(114,584)

As of December 31, 2019	1,047,234	939,239	563,567	430,965	75,345	60,687	559	—	72,960	3,190,556

Credited/(charged) - to profit or loss	(465,909)	429,454	62,481	97,695	42,163	126,482	(60)	—	78,063	370,369

As of December 31, 2020	581,325	1,368,693	626,048	528,660	117,508	187,169	499	—	151,023	3,560,925

Credited/(charged) - to profit or loss	(386,698)	(381,750)	125,878	(39,116)	(115,688)	487,108	(499)	1,635,551	50,875	1,375,661

As of December 31, 2021	194,627	986,943	751,926	489,544	1,820	674,277	—	1,635,551	201,898	4,936,586

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

22	Deferred tax assets and deferred tax liabilities (Continued)

(e)	The following table sets forth for the details of deferred tax liabilities:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Unrealized consolidated earnings	434,850	576,472
Intangible assets arisen from business combination	452,258	211,565
Changes in fair value	20,469	77,271
Effective interest adjustment	862,035	18,045
Depreciation of property and equipment	8,398	13,557
Revenue recognition differences between accounting and tax book	4,157,984	—

	5,935,994	896,910

(f)	The following table sets forth the movements of the deferred tax liabilities:

Movements	Revenue recognition differences between accounting and tax book	Intangible assets arisen from business combination	Unrealized consolidated earnings	Effective interest adjustment	Changes in fair value	Depreciation of property and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2019	2,956,906	456,281	279,653	22,757	29,650	9,990	3,755,237
Charged/(credited) - to profit or loss	1,519,928	(4,023)	15,984	237,914	(12,694)	(9,974)	1,747,135

As of December 31, 2019	4,476,834	452,258	295,637	260,671	16,956	16	5,502,372

Charged/(credited) - to profit or loss	(318,850)	—	139,213	601,364	3,513	8,382	433,622

As of December 31, 2020	4,157,984	452,258	434,850	862,035	20,469	8,398	5,935,994

Charged/(credited) - to profit or loss	(4,157,984)	(240,693)	141,622	(843,990)	56,802	5,159	(5,039,084)

As of December 31, 2021	—	211,565	576,472	18,045	77,271	13,557	896,910

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

22	Deferred tax assets and deferred tax liabilities (Continued)

(g)	The following table sets forth the net balances of deferred tax assets and liabilities after offsetting:

	As of December 31,
	2020		2021
	Offset amount	Balance after offsetting	Offset amount	Balance after offsetting
	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets	(202,261)	3,358,664	(63,216)	4,873,370

Deferred tax liabilities	202,261	(5,733,733)	63,216	(833,694)

23	Property and equipment

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Development in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2019
Cost	541,279	660,360	937	1,202,576
Accumulated depreciation	(213,981)	(365,688)	—	(579,669)

Net book amount	327,298	294,672	937	622,907

Year ended December 31, 2019
Opening net book amount	327,298	294,672	937	622,907
Additions	81,615	99,712	—	181,327
Transfers	—	937	(937)	—
Disposals	(10,731)	—	—	(10,731)
Depreciation charge	(101,217)	(175,049)	—	(276,266)

Closing net book amount	296,965	220,272	—	517,237

As of December 31, 2019
Cost	590,724	761,009	—	1,351,733
Accumulated depreciation	(293,759)	(540,737)	—	(834,496)

Net book amount	296,965	220,272	—	517,237

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

23	Property and equipment (Continued)

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Development in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2020
Cost	590,724	761,009	—	1,351,733
Accumulated depreciation	(293,759)	(540,737)	—	(834,496)

Net book amount	296,965	220,272	—	517,237

Year ended December 31, 2020
Opening net book amount	296,965	220,272	—	517,237
Additions	61,403	86,892	—	148,295
Disposals	(14,463)	(164)	—	(14,627)
Depreciation charge	(96,797)	(130,065)	—	(226,862)

Closing net book amount	247,108	176,935	—	424,043

As of December 31, 2020
Cost	601,764	804,164	—	1,405,928
Accumulated depreciation	(354,656)	(627,229)	—	(981,885)

Net book amount	247,108	176,935	—	424,043

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Development in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2021
Cost	601,764	804,164	—	1,405,928
Accumulated depreciation	(354,656)	(627,229)	—	(981,885)

Net book amount	247,108	176,935	—	424,043

Year ended December 31, 2021
Opening net book amount	247,108	176,935	—	424,043
Additions	65,971	90,645	—	156,616
Disposals	(6,676)	(391)	—	(7,067)
Depreciation charge	(92,464)	(101,047)	—	(193,511)

Closing net book amount	213,939	166,142	—	380,081

As of December 31, 2021
Cost	626,583	849,946	—	1,476,529
Accumulated depreciation	(412,644)	(683,804)	—	(1,096,448)

Net book amount	213,939	166,142	—	380,081

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

24	Intangible assets

	Trademarks and licenses	Computer software and others	Development in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2019
Cost	1,815,576	560,056	54,418	2,430,050
Accumulated amortization	(4,238)	(452,444)	—	(456,682)

Net book amount	1,811,338	107,612	54,418	1,973,368

Year ended December 31, 2019
Opening net book amount	1,811,338	107,612	54,418	1,973,368
Additions	—	19,383	—	19,383
Transfer	—	54,418	(54,418)	—
Impairment	—	(64,209)	—	(64,209)
Amortization charge	(762)	(31,205)	—	(31,967)

Closing net book amount	1,810,576	85,999	—	1,896,575

As of December 31, 2019
Cost	1,815,576	633,857	—	2,449,433
Accumulated amortization	(5,000)	(483,649)	—	(488,649)
Impairment	—	(64,209)	—	(64,209)

Net book amount	1,810,576	85,999	—	1,896,575

	Trademarks and licenses	Computer software and others	Development in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2020
Cost	1,815,576	633,857	—	2,449,433
Accumulated amortization	(5,000)	(483,649)	—	(488,649)
Impairment	—	(64,209)	—	(64,209)

Net book amount	1,810,576	85,999	—	1,896,575

Year ended December 31, 2020
Opening net book amount	1,810,576	85,999	—	1,896,575
Additions	—	17,718	—	17,718
Amortization charge	—	(31,831)	—	(31,831)

Closing net book amount	1,810,576	71,886	—	1,882,462

As of December 31, 2020
Cost	1,815,576	255,063	—	2,070,639
Accumulated amortization	(5,000)	(118,968)	—	(123,968)
Impairment	—	(64,209)	—	(64,209)

Net book amount	1,810,576	71,886	—	1,882,462

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

24	Intangible assets (Continued)

	Trademarks and licenses	Computer software and others	Development in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2021
Cost	1,815,576	255,063	—	2,070,639
Accumulated amortization	(5,000)	(118,968)	—	(123,968)
Impairment	—	(64,209)	—	(64,209)

Net book amount	1,810,576	71,886	—	1,882,462

Year ended December 31, 2021
Opening net book amount	1,810,576	71,886	—	1,882,462
Additions	—	3,126	—	3,126
Impairment	(963,948)	—	—	(963,948)
Amortization charge	—	(22,234)	—	(22,234)

Closing net book amount	846,628	52,778	—	899,406

As of December 31, 2021
Cost	1,815,576	258,189	—	2,073,765
Accumulated amortization	(5,000)	(141,202)	—	(146,202)
Impairment	(963,948)	(64,209)	—	(1,028,157)

Net book amount	846,628	52,778	—	899,406

The trademarks and licenses were intangible assets acquired in business combinations as part of the reorganization of the Group. Most of the trademarks and licenses acquired were determined to be indefinite useful life as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for the Group.
Impairment review on the trademarks and licenses with indefinite useful life were conducted by the Group as of December 31, 2020 and 2021 according to IAS 36 “Impairment of assets”. For the purposes of impairment assessment, the recoverable amount of the trademarks and licenses with indefinite life were determined based on the higher amount of the fair value less cost of disposal (“FVLCD”) and value-in-use
calculations. Given there is no active market for the Group’s trademarks and licenses with indefinite life, the fair value less cost of disposal
of these trademarks and licenses were determined based on the valuation technique using discounted cash flow
. The
value-in-use
calculations use cash flow projections based on business plan for a three to seven years’ period considering past performance and expectation of future market developments. The discount rate used reflects market assessments of the time value and the specific risks relating to intangible assets.
The primary valuation technique used for recoverable amount of cash-generating unit or group of units is cash flow projection based on business plans approved by management covering a three to seven years’ period and a risk adjusted discount rate. The discount rate used by the Group is 20%. Cash flows beyond that period have been extrapolated using a steady growth rate and terminal value. The recoverable amount of licenses of Ping An Financing Guarantee (Tianjin) Co., Ltd., Shenzhen Qianhai Financial Asset Exchange Co., Ltd. and Chongqing Financial Assets Exchange Co., Ltd. were significantly lower than book value during impairment assessment as of December 2021. As a result, impairment losses amounting to RMB964 million were recognized.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

25	Leases

(a)	Amounts recognized in the statement of financial position
The statement of financial position shows the following amounts relating to leases:

	As of December 31,
	2020	2021
Right-of-use assets	RMB’000	RMB’000
Properties	973,547	804,990

Lease liabilities	979,419	794,544

(b)	Amounts recognized in the statement of profit or loss
The statement of profit or loss shows the following amounts relating to leases:

	Year ended December 31,
	2019	2020	2021
Depreciation charge of right-of-use assets	RMB’000	RMB’000	RMB’000
Properties	509,026	604,018	608,889

Interest expense (included in finance costs)	58,170	46,567	38,709
Expense relating to short-term leases (included in operation and servicing expenses; general and administrative expenses; technology and analytics expenses; sales and marketing expenses)	61,836	115,741	55,408
Expense relating to leases of low-value assets (included in operation and servicing expenses; general and administrative expenses; technology and analytics expenses; sales and marketing expenses)	22,441	26,684	25,550
The total cash outflow for leases for years end December 31, 2019, 2020 and 2021 were RMB660 million, RMB794 million and RMB713 million respectively.

(c)	The Group’s leasing activities and how these are accounted for
The Group leases various offices. Rental contracts are typically made for fixed periods of 1 to 6 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as collateral
for borrowing purposes.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

25	Leases (Continued)

(d)	Movement of right-of-use assets

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Opening net book amount	740,240	914,960	973,547
Additions	683,746	697,403	501,663
Early termination	—	(34,798)	(61,331)
Depreciation charge	(509,026)	(604,018)	(608,889)

Closing net book amount	914,960	973,547	804,990

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Cost	1,731,022	1,810,222
Accumulated depreciation	(757,475)	(1,005,232)

Net book amount	973,547	804,990

26	Goodwill

	As of January 1, 2019	Increase	Decrease	As of December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000
Puhui	8,911,445	—	—	8,911,445
Tianjin Guarantee	126,207	—	—	126,207
Pingan Jixin	67,752	—	—	67,752
Lu International (Hong Kong) Limited	—	6,663	—	6,663
Yunque Dongfang	2,800	—	—	2,800
Jinniu Loan	2,515	—	—	2,515

	9,110,719	6,663	—	9,117,382
Less: Impairment losses	(2,800)	(67,752)	—	(70,552)

	9,107,919	(61,089)	—	9,046,830

	As of January 1, 2020	Increase	Decrease	As of December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000
Puhui	8,911,445	—	—	8,911,445
Tianjin Guarantee	126,207	—	—	126,207
Pingan Jixin	67,752	—	—	67,752
Lu International (Hong Kong) Limited	6,663	—	—	6,663
Yunque Dongfang	2,800	—	—	2,800
Jinniu Loan	2,515	—	—	2,515

	9,117,382	—	—	9,117,382
Less: Impairment losses	(70,552)	—	—	(70,552)

	9,046,830	—	—	9,046,830

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

26	Goodwill (Continued)

	As of January 1, 2021	Increase	Decrease	As of December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000

Puhui	8,911,445	—	—	8,911,445
Tianjin Guarantee	126,207	—	—	126,207
Pingan Jixin	67,752	—	—	67,752
Lu International (Hong Kong) Limited	6,663	—	—	6,663
Yunque Dongfang	2,800	—	—	2,800
Jinniu Loan	2,515	—	—	2,515

	9,117,382	—	—	9,117,382
Less: Impairment losses	(70,552)	(128,722)	—	(199,274)

	9,046,830	(128,722)	—	8,918,108

The primary valuation technique used for recoverable amount of cash-generating unit or group of units is cash flow projection based on business plans approved by management covering a three to seven years’ period and a risk adjusted discount rate. Cash flows beyond that period have been extrapolated using a steady growth rate and terminal value. The following table sets forth the discount rate and growth rate used by the Group. The high growth rate as of December 31, 2020 was mainly due to the substantial increase in the business volume of Tianjin Guarantee during the early period after the acquisition. The subsequent growth rate gradually stabilized at the terminal growth rate of 3%.

	As of December 31,
	2019	2020	2021
Discount rates	16%-21%	18%-20%	20%
Growth rates	3%-123%	3%-275%	3%-8%
Impairment losses amounting to RMB68
million, nil and
 RMB129 million were recognized in the years ended December 31, 2019
, 2020

and 2021, respectively based on the results of impairment test. Other than the aforementioned impairment, the results of cash flow projections exceed the carrying amount of each related cash-generating unit or group of units. However, subsequent impairment tests may be based upon different assumptions and future cash flow projections, which may result in an impairment of these assets in the foreseeable future.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

27	Other assets

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Prepaid income tax	59,707	553,938
Recoverable value-added tax	474,690	500,436
Prepayments	89,547	114,380
Derivative financial assets (a)	—	38,403
Repossessed assets	58,629	37,085
Deferred expenses	27,524	24,133
Others	17,144	12,210

	727,241	1,280,585
Less: Provisions for impairment	(40,292)	(31,161)

	686,949	1,249,424

(a)	Interest rate swap

As of December 31, 2021
Carrying amount	RMB38,403
Notional amount	USD1,290,000
Maturity date	18/05/2023
Pay type	Fixed
Receive type	1 month

28	Payable to platform investors
Payable to platform investors are the funds from the investors that were not yet used to purchase investment products displayed on the Company’s platform.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

29	Borrowings

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Secured
- Bank borrowings (a)	—	2,991,890
Unsecured
- Bank borrowings (b)	10,279,835	22,816,450
- Corporate borrowings	1,162	388

	10,280,997	25,808,728
Interest payable	34,448	118,689

Total borrowings	10,315,445	25,927,417

(a)
The bank borrowings were secured by deposits amounting to approximately USD469 million (equivalent to approximately RMB2,992 million) pledged at bank whose interest rates range from 1.35% to 1.90%
 per annum,
 and the
terms range
from
twelve months
to
twenty-four
months

(refer to Note 16(b)).

(b)
As of December 31, 2021, the Group had USD1,290 million (equivalent to approximately RMB8,225 million) unsecured borrowings related to a three-year syndicated loan facility agreement entered into on February 13, 2020, with the available loan facility of USD1,500 million. The interest rate is determined based on monthly LIBOR rate plus 1.25% and the interest is repaid on monthly basis.

(c)	The following table sets forth the range of interest rates of borrowings as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
Bank borrowings - fixed rate	4.35%-5.00%	2.80%-4.80%
Bank borrowings - floating rate	1.41%-2.68%	1.35%-1.92%
Corporate borrowings - fixed rate	0.50%-0.78%	0.78%

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

30	Accounts and other payables and contract liabilities

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Employee benefit payable	3,203,478	4,041,847
Contract liabilities from retail credit facilitation service	—	1,107,263
Tax payable	553,507	831,329
Payable to cooperation bank s (a)	97,567	702,844
Payable to investees	431,148	431,148
Trust management fee	94,463	415,817
Payable to external suppliers	433,410	401,209
Cash compensation of Class C ordinary shares restructing	98,658	46,749
Others	571,526	836,049

	5,483,757	8,814,255

(a)
Payable to cooperation banks is related to the restricted cash that generated from risk sharing business with banks. Under such business, the Group provides loan facilitation services for loans originated by banks and is paid a variable fee determined based on the performance of underlying loans facilitated by the Group. On a monthly basis, the Group receives a fixed service fee from the cooperation banks based on a fixed percentage of loans originated in restricted cash accounts. The service fee will be adjusted based on actual performance of the loans originated under this business upon matrurity.

31	Payable to investors of consolidated structured entities

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Payable to investors of consolidated trust plans	110,309,109	195,262,648
Payable to investors of consolidated wealth management plans	14,947	183,492
Payable to investors of asset based securitization plans (Note 21(b))	43,662	—

	110,367,718	195,446,140

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

32	Financing guarantee liabilities

(a)	The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2019:

	Year ended December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2019	4,504,919	82,507	—	4,587,426
New guarantee contracts originated	3,603,295	—	—	3,603,295
Transfer s	(83,434)	83,434	—	—
— From stage 1 to stage 2	(83,557)	83,557	—	—
— From stage 2 to stage 1	123	(123)	—	—
Guarantee liabilities de-recognized and other adjusted in the current period (including repayments of loans and guarantee payments)	(3,424,499)	(126,891)	—	(3,551,390)

As of December 31, 2019	4,600,281	39,050	—	4,639,331

(b)	The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2019:

	Year ended December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2019	204,452	69,464	—	273,916
New guarantee contracts originated	159,214	—	—	159,214
Transfer s	(48,995)	65,916	—	16,921
— From stage 1 to stage 2	(49,020)	49,020	—	—
— From stage 2 to stage 1	101	(101)	—	—
Net impact on expected credit loss by stage transfers	(76)	16,997	—	16,921
Guarantee liabilities de-recognized and other adjusted in the current period (including repayments of loans and guarantee payments)	(125,219)	(104,539)	—	(229,758)
Change in parameters of expected credit loss model	22,461	(5)	—	22,456

As of December 31, 2019	211,913	30,836	—	242,749

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

32	Financing guarantee liabilities (Continued)

(c)	The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2020:

	Year ended December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2020	4,600,281	39,050	—	4,639,331
New guarantee contracts originated	23,031,641	—	—	23,031,641
Transfer s	(373,494)	373,494	—	—
— From stage 1 to stage 2	(392,721)	392,721	—	—
— From stage 2 to stage 1	19,227	(19,227)	—	—
Guarantee liabilities de-recognized and other adjusted in the current period (including repayments of loans and guarantee payments)	(6,359,929)	(342,017)	—	(6,701,946)

As of December 31, 2020	20,898,499	70,527	—	20,969,026

(d)	The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2020:

	Year ended December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2020	211,913	30,836	—	242,749
New guarantee contracts originated	344,770	—	—	344,770
Transfer s	(228,744)	294,153	—	65,409
— From stage 1 to stage 2	(233,701)	233,701	—	—
— From stage 2 to stage 1	14,823	(14,823)	—	—
Net impact on expected credit loss by stage transfer s	(9,866)	75,275	—	65,409
Guarantee liabilities de-recognized and other adjusted in the current period (including repayments of loans and guarantee payments)	(217,235)	(272,243)	—	(489,478)
Change in parameters of expected credit loss model	577,376	7,848	—	585,224

As of December 31, 2020	688,080	60,594	—	748,674

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

32	Financing guarantee liabilities (Continued)

(e)	The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2021:

	Year ended December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total

As of January 1, 2021	20,898,499	70,527	—	20,969,026
New guarantee contracts originated	71,968,587	—	—	71,968,587
Transfer s	(1,261,287)	1,261,287	—	—
— From stage 1 to stage 2	(1,296,115)	1,296,115	—	—
— From stage 2 to stage 1	34,828	(34,828)	—	—
Guarantee liabilities de-recognized and other adjusted in the current period (including repayments of loans and guarantee payments)	(27,188,881)	(1,017,363)	—	(28,206,244)

As of December 31, 2021	64,416,918	314,451	—	64,731,369

(f)	The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2021:

	Year ended December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total

As of January 1, 2021	688,080	60,594	—	748,674
New guarantee contracts originated	1,126,819	—	—	1,126,819
Transfer s	(978,068)	1,175,369	—	197,301
— From stage 1 to stage 2	(993,204)	993,204	—	—
— From stage 2 to stage 1	32,580	(32,580)	—	—
Net impact on expected credit loss by stage transfers	(17,444)	214,745	—	197,301
Guarantee liabilities de-recognized and other adjusted in the current period (including repayments of loans and guarantee payments)	(911,219)	(954,257)	—	(1,865,476)
Change in parameters of expected credit loss model	2,476,773	13,018	—	2,489,791

As of December 31, 2021	2,402,385	294,724	—	2,697,109

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

33	Convertible promissory note payable

In October 2015, in connection with the acquisition of Gem Alliance Limited, the Company issued a convertible promissory note (the “Note”) to China Ping An Insurance Overseas (Holdings) Limited (“PAOH”), a subsidiary of Ping An Group, in an aggregate principal amount of USD1,953.8 million. On the same date, PAOH agreed to transfer USD937.8 million of the principal amount of the Note and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited (“An Ke”). The Note bears interest paid semi-annually at the rate of 0.7375% per annum. Subject to its terms and conditions, the holders of the Note have the right to convert the Notes into ordinary shares of the Company within the conversion period commencing on the listing day of the Company until the date which is five business days before (and excluding) the eighth anniversary of the issuance date of the Note at the conversion price of USD14.8869 per share
, subject to certain anti-dilution adjustments if applicable
.
On August 31, 2020, the Company entered into an amendment and supplemental agreement with PAOH and An Ke. In accordance with this agreement, the holders of the Note can only exercise their conversion right one year after the Company’s listing date. This amendment does not have any material impact on
the Group’s financial position and results of operations.
On August 20, 2021, the Company, PAOH and An Ke entered into an amendment and supplemental agreement to the share purchase agreement and the Note (the “Third Amendment and Supplemental Agreement”). The Third Amendment and Supplemental Agreement amends the terms of the Note by extending the commencement of the conversion period of the Notes from the date which is one year after the date of the Company’s initial public offering to April 30, 2023.
Following such amendment, each of PAOH and An Ke has the right in the manner provided in the Notes, as applicable, to convert the whole or any part of the outstanding principal amount of the Notes, as applicable, into ordinary shares of the Company, par value USD0.00001 per share (or the American depositary shares representing ordinary shares of the Company), during the period starting from April 30, 2023 until the date which is five (5) business days before (and ex
c
luding) October 8, 2023 (the “Maturity Date”), at an initial conversion price of USD14.8869 per ordinary share. Unless converted or purchased and canceled prior to the Maturity Date, the Company shall
redeem the Notes at 100% of their principal amounts together with accrued interests on the Maturity Date.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

33	Convertible promissory note payable (Continued)

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
re-measured
subsequently.

	Liabilities	Equity
	RMB’000	RMB’000
Carrying value as of January 1, 2019	9,134,809	5,744,955
Interest accrued at effective interest rate	819,754	—
Interest paid	(100,522)	—
Exchange differences	160,336	—

Carrying value as of December 31, 2019	10,014,377	5,744,955

Interest accrued at effective interest rate	883,759	—
Interest paid	(92,981)	—
Exchange differences	(687,967)	—

Carrying value as of December 31, 2020	10,117,188	5,744,955

Interest accrued at effective interest rate	893,001	—
Interest paid	(100,937)	—
Exchange differences	(239,754)	—

Carrying value as of December 31, 2021	10,669,498	5,744,955

34	Optionally convertible promissory notes
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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

34	Optionally convertible promissory notes (Continued)

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
re-measured
subsequently.

	Liabilities	Equity
	RMB’000	RMB’000
Initial recognition upon C-round restructuring	7,762,475	1,489,748
Interest accrued at effective interest rate	127,509	—
Exchange differences	(359,442)	—
Carrying value as of December 31, 2020	7,530,542	1,489,748
Interest accrued at effective interest rate	495,079	—
Interest paid	(446,953)	—
Exchange differences	(173,565)	—

Carrying value as of December 31, 2021	7,405,103	1,489,748

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

35	Other liabilities

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Accrued expenses	2,062,869	2,173,256
Derivative financial liabilities (a), (b)	547,597	25,772
Provisions	110,930	110,930
Others	15,538	5,990

	2,736,934	2,315,948

(a)	Foreign currency swaps

As of December 31,
	2020		2021
Carrying amount	RMB57,787	RMB478,157	RMB25,772
Notional amount	RMB6,739,476	USD163,270	USD1,126,845
Maturity date	19/05/2021- 01/09/2021	30/08/2021- 01/09/2021	01/09/2022
Pay side	RMB	USD	USD
Receive side	USD	RMB	RMB

(b)	Interest rate swap

As of December 31, 2020
Carrying amount	RMB11,653
Notional amount	USD1,290,000
Maturity date	18/05/2023
Pay type	Fixed
Receive type	1 month

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

36	Share capital and share premium

	Class A ordinary share			Class B ordinary share (a)			Ordinary share
	Number of shares	Share capital	Share premium	Number of shares	Share capital	Share premium	Number of shares	Share capital	Share premium
		RMB’000	RMB’000		RMB’000	RMB’000		RMB’000	RMB’000

As of January 1, 2019	972,146,871	60	3,242,972	135,196,846	8	10,870,339	—	—	—
Issuance of ordinary shares	15,000,000	1	—	—	—	—	—	—	—

As of December 31, 2019	987,146,871	61	3,242,972	135,196,846	8	10,870,339	—	—	—

Conversion of Class B ordinary shares and Class C ordinary shares to Class A ordinary shares (b)	136,859,460	8	11,278,459	(135,196,846)	(8)	(10,870,339)	—	—	—
Re-designation and reclassification of Class A ordinary shares into ordinary shares (c)	(1,124,006,331)	(69)	(14,521,431)	—	—	—	1,124,006,331	69	14,521,431
Issuance of ordinary shares upon IPO and exercise of over-allotment option (d)	—	—	—	—	—	—	99,577,564	7	17,305,119
Conversion of automatically convertible promissory notes to ordinary shares (e)	—	—	—	—	—	—	7,566,665	1	1,386,876

As of December 31, 2020	—	—	—	—	—	—	1,231,150,560	77	33,213,426

Retirement of ordinary shares (f)	—	—	—	—	—	—	(35,644,803)	(2)	—
Issuance of ordinary shares for share-based payment (g)	—	—	—	—	—	—	8,000,000	—	—
Exercise of share-based payment	—	—	—	—	—	—	—	—	152,360

As of December 31, 2021	—	—	—	—	—	—	1,203,505,757	75	33,365,786

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

36	Share capital and share premium (Continued)

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

(f)
The Company’s board of directors previously designated Tun Kung Company Limited, a principal shareholder of the Company, as the entity to hold 35,644,803 shares reserved under the share incentive plans of the Company, pursuant to authorization under the existing plans. On July 21, 2021, the Company’s board of directors approved and authorized the Company to repurchase an aggregate of 35,644,803 shares held by Tun Kung Company Limited at par value per share. As of December 31, 2021, all of the treasury shares purchased from Tun Kung Company Limited were retired.

(g)	The Company issued 8 million shares for the future exercise of share-based payment during the year ended 31 December 2021 , which amounts to RMB517 .

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

37	Treasury shares

	Shares	Amount
		RMB’000

As of January 1, 2019	20,644,803	1

Issuance of ordinary shares for share-based payment	15,000,000	1

As of December 31, 2019	35,644,803	2

As of December 31, 2020	35,644,803	2
Repurchase of ordinary shares (a)	53,507,241	5,560,104
Retirement of ordinary shares (Note 36(f))	(35,644,803)	(2)
Issuance of ordinary shares for share-based payment (Note 36(g))	8,000,000	—
Exercise of share-based payment (b)	(2,219,927)	—

As of December 31, 2021	59,287,314	5,560,104

(a)
In
2021, the Company’s board of directors authorized share repurchase programs under which the Company could repurchase up to an aggregate of USD1 billion of its shares during
a
specifi
c
 period
 of time
. As of December 31, 2021, the Company had repurchased 54 million shares for approximately RMB5,560 million under share repurchase programs.

(b)	As of December 31, 2021, 2,219,927 treasury shares have been used for exercise of share-based payment with a par value of USD0.00001 per share, which amounts to RMB143.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

38	Other reserves

	Employee share-based compensation reserve	Translation differences	General reserve	Value of conversion rights - convertible redeemable preferred shares	Value of conversion rights – convertible promissory note (Note 33)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2019	506,385	(290,986)	—	218,050	5,744,955	(1,599,888)	4,578,516

Issuance of convertible redeemable preferred shares	—	—	—	11,956	—	—	11,956
Foreign operation translation difference	—	(176,833)	—	—	—	—	(176,833)
Appropriation to general reserve	—	—	223,712	—	—	—	223,712
Share-based payment	(55,060)	—	—	—	—	—	(55,060)

As of December 31, 2019	451,325	(467,819)	223,712	230,006	5,744,955	(1,599,888)	4,582,291

	Employee share-based compensation reserve	Translation differences	General reserve	Value of conversion rights - optionally convertible promissory notes (Note 34)	Value of conversion rights - convertible redeemable preferred shares	Value of conversion rights – convertible promissory note (Note 33)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2020	451,325	(467,819)	223,712	—	230,006	5,744,955	(1,599,888)	4,582,291

C-round restructuring	—	—	—	1,489,748	(219,738)	—	25,648	1,295,658
Conversion of Class C ordinary shares to ordinary shares upon IPO	—	—	—	—	(10,268)	—	—	(10,268)
Foreign operation translation difference	—	614,399	—	—	—	—	—	614,399
Appropriation to general reserve	—	—	772,466	—	—	—	—	772,466
Share-based payment	164,164	—	—	—	—	—	—	164,164

As of December 31, 2020	615,489	146,580	996,178	1,489,748	—	5,744,955	(1,574,240)	7,418,710

	Employee share-based compensation reserve	Translation differences	General reserve	Value of conversion rights - optionally convertible promissory notes (Note 34)	Value of conversion rights – convertible promissory note (Note 33)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2021	615,489	146,580	996,178	1,489,748	5,744,955	(1,574,240)	7,418,710

Exercise of share-based payment	(72,709)	—	—	—	—	—	(72,709)
Foreign operation translation difference	—	28,402	—	—	—	—	28,402
Appropriation to general reserve	—	—	1,789,034	—	—	—	1,789,034
Share-based payment	132,071	—	—	—	—	—	132,071
Acquisition of non-controlling interests of a subsidiary	—	—	—	—	—	9,487	9,487

As of December 31, 2021	674,851	174,982	2,785,212	1,489,748	5,744,955	(1,564,753)	9,304,995

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

39	Retained earnings
In accordance with the relevant laws and regulations, each of the Company’s subsidiaries, the Consolidated Affiliated Entities and Subsidiaries of Consolidated Affiliated Entities incorporated in PRC is required to annually appropriate 10% of after-tax
income to statutory surplus reserve prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As of December 31, 2020 and 2021, the accumulated statutory surplus reserve was RMB3,330 million and RMB4,240 million, respectively, and such reserves are not available for dividend distribution.

40	Commitment

(a)	Financing guarantee commitments
The Group provides financing guarantees to individuals and small and micro-business owners who successfully obtain loans through the Group’s platform. The following table sets forth the balance of such commitment under the financing guarantee contracts for which the Group does not consolidate the underlying loans.

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Financing guarantee commitments	20,969,026	64,731,369

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

41	Note to consolidated statements of cash flows

(a)	Reconciliation from profit before income tax expenses to cash generated from operating activities:

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Profits before income tax	19,433,841	17,909,505	23,400,178
Adjustments for:
Depreciation of property and equipment	276,266	226,862	193,511
Depreciation of right-of-use assets	509,026	604,018	608,889
Amortization of intangible assets	31,967	31,831	22,234
Share of loss/(profit) of associates and joint ventures	(72,807)	(14,837)	31,143
Net gains on sale of property and equipment, and intangible assets	83	184	6,681
Net unrealized losses on financial assets at fair value through profit or loss	732,125	558,044	483,356
Non-cash employee benefits expense—share based payment	(55,443)	165,248	133,395
Asset impairment losses	134,516	7,168	1,100,882
Credit impairment losses	1,710,617	2,768,499	5,658,259
Finance cost classified as financing activities	1,844,209	3,137,737	1,808,050
Investment income classified as investing activities	(988,429)	(1,127,006)	(1,592,319)
Foreign exchange losses/(gains)	95,947	(192,337)	(206,753)

	23,651,918	24,074,916	31,647,506

Change in operating assets and liabilities, net of effects from purchase of controlled entity:
Increase in loans to customers and accounts and other receivables	(34,684,983)	(68,897,073)	(101,160,641)
Increase in accounts and other payables	17,455,647	56,166,868	82,508,406

	6,422,582	11,344,711	12,995,271

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

41	Note to consolidated statements of cash flows (Continued)

(b)	Net decrease in cash and cash equivalents

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Cash and cash equivalents at the end of the year	7,312,061	23,785,651	26,496,310
Less: Cash and cash equivalents at the beginning of the year	(18,576,090)	(7,312,061)	(23,785,651)

Net increase/(decrease) in cash and cash equivalents	(11,264,029)	16,473,590	2,710,659

(c)	Cash and cash equivalents

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Cash at bank (Note 16)	7,352,394	24,158,568	34,743,188
Less: Time deposits with original maturities of more than 3 months	(40,374)	(373,102)	(8,250,270)
Add: Provision for impairment losses	41	185	3,392

Cash and cash equivalents at the end of the year	7,312,061	23,785,651	26,496,310

(d)	Net debt reconciliation
This section sets out an analysis of net debt and the movements in net debt for each of the years ended December 31, 2019, 2020 and 2021.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

41	Note to consolidated statements of cash flows (Continued)

( d )	Net debt reconciliation (Continued)

	Borrowings	Bond payable	Convertible promissory note payable	Convertible redeemable preferred shares	Lease liabilities	Optionally convertible promissory note	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2019	4,896,764	289,199	9,134,809	8,935,493	772,960	—	24,029,225
Cash flows	(2,220,683)	(305,447)	(100,522)	530,030	(572,635)	—	(2,669,257)
Acquisitions-leases	—	—	—	—	680,594	—	680,594
Foreign exchange adjustments	116,158	—	160,336	156,540	—	—	433,034
Accrued expense	197,623	16,248	819,754	636,835	58,170	—	1,728,630

As of December 31, 2019	2,989,862	—	10,014,377	10,258,898	939,089	—	24,202,226

Cash flows	7,583,729	—	(92,981)	(928,242)	(596,575)	—	5,965,931
C-round restructuring	—	—	—	(9,234,748)	—	7,762,475	(1,472,273)
Conversion of Class C ordinary shares to ordinary shares upon IPO	—	—	—	(367,916)	—	—	(367,916)
Acquisitions-leases	—	—	—	—	653,251	—	653,251
Disposals-leases	—	—	—	—	(62,913)	—	(62,913)
Foreign exchange adjustments	(469,452)	—	(687,967)	(262,678)	—	(359,442)	(1,779,539)
Accrued expense	211,306	—	883,759	534,686	46,567	127,509	1,803,827

As of December 31, 2020	10,315,445	—	10,117,188	—	979,419	7,530,542	28,942,594

Cash flows	15,242,903	—	(100,937)	—	(663,160)	(446,953)	14,031,853
Acquisitions-leases	—	—	—	—	501,663	—	501,663
Disposals-leases	—	—	—	—	(62,087)	—	(62,087)
Foreign exchange adjustments	(227,077)	—	(239,754)	—	—	(173,565)	(640,396)
Accrued expense	596,146	—	893,001	—	38,709	495,079	2,022,935

As of December 31, 2021	25,927,417	—	10,669,498	—	794,544	7,405,103	44,796,562

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

42	Share-based payment
The employees of the Group participate in the share-based compensation plan that comprised of share options and PSUs.

(a)	Share options
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
The Group does not have statutory or constructive obligations to purchase or repay options by cash.
The following table sets forth the changes in the number of outstanding options and weighted average exercise prices:

	Average exercise price per share option	Number of options (in ’000)
Outstanding as of January 1, 2019	74.86	28,819
Forfeited during the year	73.92	(3,475)

Outstanding as of December 31, 2019	74.99	25,344

Forfeited during the year	79.23	(3,884)

As of December 31, 2020	74.22	21,460

Forfeited during the year	91.64	(1,702)

Exercised during the year	41.43	(1,937)

As of December 31, 2021	76.12	17,821

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

42	Share-based payment (Continued)

(a)	Share options (Continued)

The Company recognized RMB55 million, RMB95 million and
RMB4
million expenses related to share options in 2019, 2020 and 2021, respectively. No options expired during the periods covered by the above table. The weighted-average remaining contract life for outstanding share options was
5.52 years and 4.47 years as of December 31, 2020 and 2021, respectively. The following table sets forth the outstanding share options as of December 31, 2021 by different exercise price:

Exercise price per share option	Number of options (in ’000)
8.00	2,532
50.00	4,562
98.06	7,905
118.00	2,822

17,821

No share options were granted for the years ended December 31, 2020 and 2021.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

42	Share-based payment (Continued)

(b)	PSUs
On September 4, 2019, the Board of Directors of the Company approved the establishment of 2019 Performance Share Unit Plan (“2019 Plan”) to grant a maximum of 15,000,000 Class A ordinary shares which is reallocated from the 2015 Plan. Such shares were issued to Tun Kung Company Limited on December 24, 2019 and were treated as treasury shares in the consolidated financial statements. On July 21, 2021, the Company’s board of directors approved and authorized the Company to repurchase an aggregate of 35,644,803 shares, which include 2014 Plan, 2015 Plan and 2019 Plan, held by Tun Kung Company Limited at par value per share.
In 2021, 1,589,900 PSUs were granted (2020:
1,990,600
shares), which are generally subject to a four-year vesting schedule as determined by the administrator of the plans. The actual number of PSUs provided to grantee can vary from zero to 100 percent depending on the Group’s performance against certain key performance indicators which are determined annually.
The following table sets forth the changes in the number of PSUs and weighted average exercise prices:

	Weighted average grant day fair value	Number of units (in ’000)
Outstanding as of January 1, 202 0	—	—
Granted during the year	140.88	1,990
Forfeited during the year	141.31	(32)
Outstanding as of December 31, 2020	140.87	1,958
Granted during the year	82.60	1,590
Forfeited during the year	152.70	(223)
Exercised during the year	141.69	(283)

Outstanding as of December 31, 2021	109.47	3,042

The Company recognized RMB129 million expenses related to PSUs in 2021 (2020: RMB70 million).
Before successful IPO, the Group used the discounted cash flow method to determine the underlying equity fair value of the Company. After the IPO, the Group determined the underlying equity fair value of the Company based on its stock price as of the grant date. Based on fair value of the underlying equity, the Group used Monte Carlo Simulation model to determine the fair value of the share unit as of the grant date. The risk-free rate was estimated based on the yield of the government bond of United States with a maturity date similar to the maturity date of the share unit plus the country risk premium of China. Volatility was estimated at grant date based on average of historical volatilities of the comparable companies with length commensurable to the time to maturity of the share unit. Dividend yield was estimated based on management’s best estimate at the grant date. The following table sets forth the key assumptions used in the Monte Carlo Simulation model for the share unit granted during the years ended December 31, 2020 and 2021.

	PSUs granted in Year ended December 31,
	2020	2021
Risk-free rate	1.61%-2.99%	0.94%-1.70%
Expected volatility rate	37.40%-38.00%	55.40%-59.70%
Expected dividend yield	0.00%	0.00%-3.00%

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

43	Related parties and related party transactions
The following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2019, 2020 and 2021.

(a)	Names and relationships with related parties
The following table sets forth the major related parties which have major transactions with the Group during the years ended December 31, 2019, 2020 and 2021:

Name of related parties	Relationship with the Company
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	Significant influence on the Group and its subsidiaries

43.1	Significant transactions with related parties

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Technology platform based income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	323,176	635,143	1,414,885

Other income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	700,464	1,234,616	3,538,974

Investment income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	82,879	261,148	594,446

Finance costs-Interest income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	186,065	147,638	247,238

Finance costs-Interest expense
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	154,264	67,468	6,151

Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	2,582,797	3,090,052	3,294,358

Other gains/(losses) - net
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	(48,054)	(499,543)	(211,674)

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

43	Related parties and related party transactions (Continued)

43.1	Significant transactions with related parties (Continued)

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
Other income
Other income mainly comprises income for the account management services provided by the Group to Ping An Group. The Group generally receives the service fee monthly based on number of accounts managed and performance of the underlying loans managed by the Group for Ping An Group.
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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

43	Related parties and related party transactions (Continued)

43.1	Significant transactions with related parties (Continued)

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
The services fees paid by the Group to Ping An Group are determined on the following basis:
(1)
through bidding procedure according to internal policies and procedures of the Group; and (2) if no tendering and bidding process is required under the Group’s internal policies, through mutual negotiations between the two parties based on historical fees of such services and comparable market rates.
Other gains/(losses) - net
Other gains/(losses) – net mainly consist of foreign exchange losses due to the foreign exchange swaps provided by Ping An Group.
Leases
Part of the
right-of-use
assets and lease liabilities are rental from Ping An Group, which are used as workplace.
Convertible promissory note payable
Ping An Group also held a convertible promissory note issued by the Company, which is
disclosed in Note 33.
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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

43	Related parties and related party transactions (Continued)

43.1	Significant transactions with related parties (Continued)

Purchase of financial assets
The Group purchased certain assets management plans, trust plans, mutual funds, private fund and other equity investments, bank wealth management products and corporate bonds managed and/or issued by Ping An Group. Please refer to Note 4.3 for the Group’s maximum exposure related to these investments.

43.2	Year end balances with related parties

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Cash
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	14,392,047	9,648,043

Financial assets at fair value through profit or loss
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	3,029,174	3,500,726

Account and other receivables and contract assets and other assets
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	2,040,869	3,052,127

Payable to platform investors, accounts and other payables and contract liabilities, payable to investors of consolidated structured entities and other liabilities
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	1,888,065	801,748

Financial assets at amortized cost
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	4,159,973	1,279,156

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

43	Related parties and related party transactions (Continued)

43.3	Key management personnel compensation
Key management includes directors (executive and
non-executive)
and senior officers. The following table sets forth the compensations paid or payable to key management for employee services:

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Wages and salaries	19,564	29,192	26,728
Welfare and other benefits	25,752	34,560	29,804
Including: Bonuses	19,490	28,061	24,066
Share-based payment	4,578	68,771	56,317

	49,894	132,523	112,849

44	Dividends
No
dividend has been paid by the Company during each of the years ended December 31, 2019, 2020 and 2021. On November 8, 2021, the Company’s board of directors approved an annual cash dividend policy. Under the policy, starting from 2022, the Company will declare and distribute a recurring cash dividend at an amount range from 20% -40% of the consolidated net profit in the previous fiscal year. Whether to make dividend distributions and the exact amount of such distributions in any particular year will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors, and subject to adjustment and determination by the board of directors.

45	Contingent liability
Other than as disclosed in the previous notes, the Group did not have any other contingent liability as of December 31, 2020 and 2021.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

46	Parent company only condensed financial information
Parent Company only financial statements have been provided pursuant to the requirements of Securities and Exchange Commission Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of the Company’s consolidated subsidiaries, including VIEs, as of December 31,
2021
exceeded the 25% threshold, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries and VIEs. Certain information and footnote disclosures generally included in financial statements prepared in accordance with IFRSs have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Comp
a
ny, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.
Condensed Statements of Comprehensive Income

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Investment income	183,099	113,793	60,006
Income from subsidiaries and VIEs	14,665,234	15,149,508	18,035,463

Total income	14,848,333	15,263,301	18,095,469

General and administrativ e expenses	(21,960)	(91,233)	(113,056)
Credit impairment losses	(3,663)	(6,314)	2,210
Finance costs	(1,469,465)	(2,901,518)	(1,380,292)
Other gains/(losses) - net	(20,814)	89,878	202,562

Total expenses	(1,515,902)	(2,909,187)	(1,288,576)

Income before income tax expenses	13,332,431	12,354,114	16,806,893
Less: Income tax expenses	—	—	(2,513)

Net profit for the year	13,332,431	12,354,114	16,804,380

Net profit attributable to:
Owners of the Company	13,332,431	12,354,114	16,804,380

Other comprehensive income/(loss), net of tax:
-Exchange differences on translation of foreign operations	(176,833)	614,399	28,402

Total comprehensive income for the year	13,155,598	12,968,513	16,832,782

Total comprehensive income attributable to:
Owners of the Company	13,155,598	12,968,513	16,832,782

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

46	Parent company only condensed financial information (Continued)

Condensed Stat
e
ments of Financial Position

	As of December 31,
	2020	2021
	RMB’000	RMB’000
ASSETS
Cash at bank	5,909,811	1,813,616
Financial assets at fair value through profit or loss	—	383,888
Financial assets at amortized cost	15,933,939	8,846,623
Accounts and other receivables and contract assets	350,584	4,641,662
Investments accounted for using the equity method	77,536,740	95,872,302

Total assets	99,731,074	111,558,091

LIABILITIES
Borrowings	355,203	319,926
Accounts and other payables and contract liabilities	168,333	74,928
Convertible promissory note payable	10,117,188	10,669,498
Optionally convertible promissory notes	7,530,542	7,405,103
Other liabilities	—	34,941

Total liabilities	18,171,266	18,504,396

EQUITY
Share capital	77	75
Share premium	33,213,426	33,365,786
Treasury shares	(2)	(5,560,104)
Other reserves	7,418,710	9,304,995
Retained earnings	40,927,597	55,942,943

Total equity	81,559,808	93,053,695

Total liabilities and equity	99,731,074	111,558,091

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

46	Parent company only condensed financial information (Continued)

Condensed Statements of Cash Flows

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash used in op e rating activities	(28,986)	(98,869)	(105,253)

Net cash generated from/(used in) operating activities	(28,986)	(98,869)	(105,253)

Cash flows from investing activities
Capital contribution to consolidated entities	(1,839,399)	(1,898,193)	(109,635)
Payment for advances to consolidated entities	(5,754,349)	(9,456,072)	(3,689,678)
Receipts of repayment of the advances from consolidated entities	4,969,062	2,374,680	7,249,502
Proceeds from sale of investment assets	911	1,875	6,522
Payment for acquisition of investment assets	(2,345)	—	(383,798)

Net cash generated from/(used in) investing activities	(2,626,120)	(8,977,710)	3,072,913

Cash flows from financing activities
Proceeds from issuance of shares and other equity securities	542,903	17,343,739	—
Proceeds from exercise of share-based payment	—	—	43,456
Proceeds from borrowings	1,410,660	—	319,535
Repayment of interest expenses and borrowings	(99,265)	(2,162,653)	(925,233)
Payment for repurchase of ordinary shares	—	—	(6,438,455)
Other financing activities	(50,072)	(4,745)	(1,131)

Net cash generated from/(used in) financing activities	1,804,226	15,176,341	(7,001,828)

Effect of exchange rate changes on cash and cash equivalents	6,306	(336,426)	(62,027)

Net increase/(decrease) in cash and cash equivalents	(844,574)	5,763,336	(4,096,195)
Add: Cash and cash equivalents at the beginning of the year	991,049	146,475	5,909,811

Cash and cash equivalents at the end of the year	146,475	5,909,811	1,813,616

47	Subsequent events
On March 7, 2022, the board of directors of the Company approved and declared a cash dividend of US$0.68 per ordinary share on the Company’s outstanding shares to shareholders of record as of the close of trading on the New York Stock Exchange on April 8, 2022.