Form 20-F
period 2022-12-31
Lufax Holding Ltd
filed 2023-04-07
CIK 1816007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022.
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
Cayman Islands
(Jurisdiction of incorporation or o
rganiz
ation)
Building No. 6
Lane 2777, Jinxiu East Road
Pudong New District, Shanghai
People’s Republic of China
(Address of principal executive offices)
David Siu Kam Choy, Chief Financial Officer

Building No. 6
Lane 2777, Jinxiu East Road
Pudong New District, Shanghai
People’s Republic of China
Telephone: +86
21-3863-6278
Email: Investor_Relations@lu.com
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
1,145,993,969 ordinary shares (excluding shares underlying the ADSs repurchased by our company pursuant to the share repurchase programs and shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the share incentive plans), par value US$0.00001 per share, as of December 31, 2022.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“active borrowers” refer to borrowers that have a current outstanding balance with our company as of the period end;

•	“ADSs” refer to our American depositary shares, with every two ADSs representing one ordinary share;

•	“AI” refers to artificial intelligence;

•

“APR” or “annualized percent rate” refers to the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12, where all-in borrowing cost comprises the actual amount of (a) interest, (b) insurance premiums or guarantee fees and (c) retail credit enablement service fees;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•

“consolidated affiliated entities” refer to entities in China with which we have contractual arrangements such that we are able to direct the activities of and are considered the primary beneficiary of those entities and we have consolidated their financial results in our consolidated financial statements;

•	“DPD 30+ delinquency rate” refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due, divided by the outstanding balance of loans;

•	“DPD 90+ delinquency rate” refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans;

•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	“KYB” refers to know-your-business;

•	“KYC” refers to know-your-customers;

•	“KYP” refers to know-your-products;

•

“Lufax,” “we,” “us,” “our company” and “our” refer to Lufax Holding Ltd, a Cayman Islands exempted company, and its direct and indirect subsidiaries. We conduct operations in China through (i) our PRC subsidiaries, (ii) the consolidated affiliated entities with which we have contractual arrangements, and (iii) the subsidiaries of the consolidated affiliated entities. The consolidated affiliated entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under IFRS for accounting purposes. Investors are purchasing an interest in Lufax Holding Ltd, a Cayman Islands holding company with no operations of its own. Lufax Holding Ltd does not have any equity ownership in the consolidated affiliated entities;

•	“MOB” or “months on book” refers to the number of complete calendar months that have elapsed since the calendar month in which the loan was originated, measured at the end of each calendar month;

•	“ordinary shares” refer to our ordinary shares of par value US$0.00001 per share;

•	“outstanding balance of loans” refers to the total principal amount outstanding at the end of the given period for loans we enabled;

•	“Ping An ecosystem” refers to Ping An Group and its subsidiaries, affiliates and associates;

•	“Ping An Group” refers to Ping An Insurance and its subsidiaries;

•	“Ping An Insurance” refers to Ping An Insurance (Group) Company of China, Ltd.;

•	“Ping An P&C” refers to Ping An Property & Casualty Insurance Company of China, Ltd.;

•

“SBOs” refer to small business owners, including owners of legal entities, individuals who conduct their businesses as sole proprietors, management-level individuals of SMBs, and self-employed individuals with proof of business operations;

•	“SEC” refers to the U.S. Securities and Exchange Commission;

•	“SMBs” refer to small and micro businesses, typically with fewer than 50 employees and less than RMB30 million of annual income;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“volume of new loans” refers to the principal amount of new loans we enabled during the given period; and

•	“WFOEs” refer to Weikun (Shanghai) Technology Service Co., Ltd. and Lufax Holding (Shenzhen) Technology Service Co., Ltd., our wholly owned subsidiaries in China.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2023, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.8676 to US$1.00.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. All the operational risks associated with being based in and having operations in China also apply to our operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in China, the laws, regulations and the discretion of the governmental authorities in China discussed in this annual report are expected to apply to entities and businesses in China, rather than entities or businesses in Hong Kong, which operate under a different set of laws from China.

Risks Relating to Our Business and Industry

•	Our industry is rapidly changing, and our business has evolved significantly in recent years, which makes it difficult to evaluate our future prospects.

•

Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in China, and changes we have made to our business may not be successful in dealing with the effects or the after-effects of the pandemic.

•	Updates that we are in the process of making to our business model may not be successful.

•

The total fees charged to borrowers for loans we enable may be deemed to be in excess of interest rate limits imposed by laws or regulatory authorities. As a result, part of the interest and fees may not be valid or enforceable through the PRC judicial system.

•

Our business is subject to laws, regulations, and supervision by national, provincial and local government and judicial authorities, industry associations and other regulatory bodies. The laws, regulations and official guidance relating to our business are complex and evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we have been modifying and may need to continue to modify our business operations in response to changes in laws and regulations.

•

We may be unable to source third-party credit enhancement at commercially attractive prices, grow our balance sheet to support our financing guarantee business, or persuade our funding partners to accept guarantees from our financing guarantee subsidiary. Any of these outcomes could materially and adversely affect our business, financial condition and results of operations.

•	Our access to sufficient and sustainable funding at commercially attractive costs cannot be assured.

•

Any failure to obtain, renew or retain the requisite approvals, licenses or permits applicable to our retail credit and enablement business may have a material adverse effect on our business, financial condition and results of operations.

•

We have modified our business model and practices in the past as a result of changes in laws, regulations, policies, measures and guidance, and we are subject to risks in connection with our discontinued products and historical practices. If any of our discontinued products and historical practices is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.

•

If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrowers’ creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans we enable for any other reason, our business and results of operations may be adversely affected.

•	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

•	A credit crisis or a prolonged downturn in the credit markets may materially and adversely impact our reputation, business, results of operations and financial position.

•	Our transaction process may result in misunderstanding among our borrowers.

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

Risks Relating to Our Corporate Structure

•

Holders of our ADSs hold equity interests in Lufax Holding Ltd, a Cayman Islands holding company that does not conduct operations directly in China. Instead, we conduct operations in China through (i) our subsidiaries in China, (ii) the consolidated affiliated entities in China, and (iii) the subsidiaries of the consolidated affiliated entities. We do not have any equity ownership in the consolidated affiliated entities or their subsidiaries. We only maintain contractual arrangements with the consolidated affiliated entities which allow us to consolidate the financial results of the consolidated affiliated entities and their subsidiaries into our consolidated financial statements in accordance with IFRS. Holders of our ADSs therefore do not have direct or indirect equity interests in the consolidated affiliated entities and their subsidiaries. Investors thus are not purchasing direct equity interests in our operating entities in China but instead are purchasing equity interests in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the consolidated affiliated entities and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to the risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

•

The contractual arrangements with the consolidated affiliated entities and their shareholders may not be as effective as equity providing operational control or enabling us to derive economic benefits.

•	Any failure by the consolidated affiliated entities or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.

•	The shareholders of the consolidated affiliated entities may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition.

Risks Relating to Doing Business in China

•

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial conditions and results of operations may be affected to a significant degree by political, economic and social conditions in China generally. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.”

•

We face risks arising from uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly and sometimes on short notice, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

•

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.”

•

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations of this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ordinary shares or ADSs.”

•

The filings, approval or other administration requirements of the CSRC or other PRC governmental authorities may be required in connection with our offshore listings under PRC law. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filings with the CSRC or other PRC governmental authorities may be required in connection with our offshore listings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take.”

•

Cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.”

•

Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect or fully investigate auditors located in China. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Relating to Our ADSs

•	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

•	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

•

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” and “—Certain judgments obtained against us by our shareholders may not be enforceable.”

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our operations and business prospects;

•	our business and operating strategies and our ability to implement such strategies;

•	our ability to develop and manage our operations and business;

•	our future general and administrative expenses;

•	competition for, among other things, capital, technology and skilled personnel;

•	our ability to control costs;

•	our dividend policy;

•	changes to regulatory and operating conditions in the industry and geographical markets in which we operate;

•	the impact of COVID-19 and the after-effects of the pandemic; and

•	all other risks and uncertainties described in “Item 3. Key Information—D. Risk Factors.”

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

This annual report also contains statistical data and estimates that we obtained from government and private publications. Although we have not independently verified the data, we believe that the publications and reports are reliable. The market data contained in this annual report involves a number of assumptions, estimates and limitations. The SMB loan market and related markets in China and elsewhere may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. You should not place undue reliance on these forward-looking statements.

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

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with The Consolidated Affiliated Entities

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and the principal consolidated affiliated entities:

(1)

Shenzhen Ping An Financial Technology Consulting Co., Ltd, Xinjiang Tongjun Equity Investment Limited Partnership, Shanghai Lanbang Investment Limited Liability Company and Linzhi Jinsheng Investment Management Limited Partnership hold 49.99%, 29.55%, 18.29% and 2.17%, respectively, of the equity interests in each of Shanghai Xiongguo and Shenzhen Lufax Enterprise Management.

Shenzhen Ping An Financial Technology Consulting Co., Ltd is wholly owned by Ping An Insurance. Xinjiang Tongjun Equity Investment Limited Partnership is a limited partnership incorporated under the laws of the PRC, and each of the two individuals, Mr. Wenwei Dou and Ms. Wenjun Wang, owns 50% of Xinjiang Tongjun Equity Investment Limited Partnership’s interests. Shanghai Lanbang Investment Limited Liability Company is a company incorporated under the laws of the PRC, and each of the two individuals, Mr. Xuelian Yang and Mr. Jingkui Shi, owns 50% of Shanghai Lanbang Investment Limited Liability Company’s shares. Linzhi Jinsheng Investment Management Limited Partnership is a limited partnership incorporated under the laws of the PRC, and Mr. Xuelian Yang owns 60% and Mr. Jingkui Shi owns 40% of Linzhi Jinsheng Investment Management Limited Partnership’s interests.

(2)

Shanghai Xiongguo and Shanghai Huikang Information Technology Co., Ltd. hold 99.995% and 0.005%, respectively, of the equity interests in Shanghai Lufax. Shanghai Xiongguo holds 100% of the equity interests in Shanghai Huikang Information Technology Co., Ltd., which in turn beneficially owns 100% of the equity interests in Shanghai Lufax.

(3)	Ping An Puhui Enterprises Management holds the remaining 9.375% of the equity interests in Chongqing Jin’an Microloan Co., Ltd.

(4)	Ping An Insurance holds the remaining 30% of the equity interests in Ping An Consumer Finance Co., Ltd.

Lufax Holding Ltd is not an operating company in China but a Cayman Islands holding company with no equity ownership in its consolidated affiliated entities. We conduct operations in China through (i) our PRC subsidiaries, (ii) the consolidated affiliated entities with which we have contractual arrangements, and (iii) the subsidiaries of the consolidated affiliated entities. PRC laws and regulations restrict and impose conditions on foreign ownership and investment in certain internet-based businesses. Accordingly, we operate these businesses in China through the consolidated affiliated entities and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the consolidated affiliated entities and their respective shareholders to control the business operations of the consolidated affiliated entities and their subsidiaries. This structure provides investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in operating companies in certain sectors. Revenues contributed by the consolidated affiliated entities and their subsidiaries accounted for 3.0%, 2.5%, and 1.7% of our total revenues for 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to Lufax Holding Ltd, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated affiliated entities in China and their subsidiaries, including but not limited to (i) Shanghai Xiongguo Corporation Management Co., Ltd., or Shanghai Xiongguo, which was established in December 2014 and ultimately holds all equity interests of Shanghai Lufax (as defined below), (ii) Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), or Shanghai Lufax, which was established in September 2011 and currently operates the online wealth management business, and (iii) Shenzhen Lufax Holding Enterprise Management Co., Ltd., or Shenzhen Lufax Enterprise Management, which was established in May 2018 and currently has a wholly owned subsidiary that holds an internet content provider license, or ICP license, and operates an SBO value-added services platform under the brand of Ludiantong. The consolidated affiliated entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under IFRS for accounting purposes. Investors in our ADSs are not purchasing equity interests in the consolidated affiliated entities in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the consolidated affiliated entities in China.

A series of contractual agreements, including exclusive business cooperation agreements, voting proxy agreements, share pledge agreements, exclusive option agreements, letters of undertakings and spousal consent letters, have been entered into by and among our PRC subsidiaries, the consolidated affiliated entities and their respective shareholders. As a result of the contractual arrangements, we are able to direct the activities of and are considered the primary beneficiary of the consolidated affiliated entities, and we have consolidated their financial results in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Principal Consolidated Affiliated Entities.”

However, the contractual arrangements may not be as effective as equity ownership in providing us with control over the consolidated affiliated entities and we may incur substantial costs to enforce the terms of the arrangements. In addition, as of the date of this annual report, the legality and enforceability of these contractual arrangements, as a whole, have not been tested in any PRC court. There is no guarantee that these contractual arrangements, as a whole, would be enforceable if they were tested in a PRC court, and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The contractual arrangements with the consolidated affiliated entities and their shareholders may not be as effective as equity ownership in providing operational control or enabling us to derive economic benefits” and “—The shareholders of the consolidated affiliated entities may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition.”

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

Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated affiliated entities. If the PRC government deems that our contractual arrangements with the consolidated affiliated entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the consolidated affiliated entities and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a whole. The PRC regulatory authorities could disallow the contractual arrangements structure, which would likely result in a material change in our operations and cause the value of our securities to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

We face various legal and operational risks and uncertainties related to doing business in China. Our business operations are primarily conducted through the consolidated affiliated entities and their subsidiaries in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, of this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ordinary shares or ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” and “—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.”

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor.

In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the consolidated affiliated entities and their subsidiaries have obtained the requisite licenses and permits from the PRC governmental authorities that are material for the business operations of our holding company and the consolidated affiliated entities in China, including, among others, the financing guarantee business operation license and the financial business permit. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice of government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the products and services we provide in the future. If we, our subsidiaries, the consolidated affiliated entities or their subsidiaries do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, or inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Any failure to obtain, renew or retain the requisite approvals, licenses or permits applicable to our retail credit and enablement business may have a material adverse effect on our business, financial condition and results of operations.”

Furthermore, as advised by Haiwen & Partners, our PRC counsel, for historical issuances of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, and (iii) have neither received nor were denied such requisite permissions by any PRC authority. However, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Measures, effective March 31, 2023. According to the Filing Measures, domestic companies in the PRC that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Filing Measures. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Filing Measures. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filings with the CSRC or other PRC governmental authorities may be required in connection with our offshore listings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take.”

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, (i) the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and (ii) Cayman Islands companies may not have standing to sue before the federal courts of the United States. Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to bring actions or enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States so far as the liabilities imposed by those provisions are penal in nature.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands laws, has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, and (e) is not inconsistent with a Cayman Islands judgment in respect of the same manner, impeachable on the grounds of fraud and is not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the civil liability provisions of the federal securities laws in the United States without retrial on the merits if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that may be regarded as fines, penalties or punitive in nature.

Haiwen & Partners, our counsel as to PRC law, has advised us that (i) it would be highly unlikely that the courts of the PRC would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (ii) there is uncertainty as to whether the courts of the PRC would entertain original actions brought in the PRC against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Haiwen & Partners has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements, public policy considerations and conditions set forth in applicable provisions of PRC laws, including of the PRC Civil Procedure Law based either on bilateral treaties or international conventions contracted by China and the country where the judgment is made or on reciprocity between jurisdictions. Haiwen & Partners has advised us further that under PRC law, a foreign judgment that violates basic legal principles, state sovereignty, safety or social public interest will not be recognized and enforced by a PRC court. As there currently exists no bilateral treaty, international convention or other form of reciprocity between China and the United States or the Cayman Islands governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, it would be highly unlikely that a PRC court would enforce judgments rendered by courts in the U.S. or in the Cayman Islands.

Cash and Asset Flows through Our Organization

Lufax Holding Ltd is a holding company with no operations of its own. We conduct operations in China primarily through our PRC subsidiaries and the consolidated affiliated entities and their subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Lufax Holding Ltd’s ability to pay dividends to its shareholders and investors of the ADSs and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and technical and consulting service fees paid by the consolidated affiliated entities in China. If any of our PRC subsidiaries or the consolidated affiliated entities incurs debt on its own behalf in the future, the instruments governing such debt may restrict our PRC subsidiaries’ ability to pay dividends to Lufax Holding Ltd or the consolidated affiliated entities’ ability to pay technical and consulting service fees. In addition, our PRC subsidiaries are permitted to pay dividends to Lufax Holding Ltd only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and the consolidated affiliated entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and the consolidated affiliated entities are subject to restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. Furthermore, cash transfers from our PRC subsidiaries and the consolidated affiliated entities to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the consolidated affiliated entities to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.”

For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to Lufax Holding Ltd, the parent company, by our subsidiaries.

Under PRC law, Lufax Holding Ltd may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the consolidated affiliated entities only through loans, subject to satisfaction of government registration and approval requirements.

For the years ended December 31, 2020, 2021 and 2022, Lufax Holding Ltd provided capital contributions of RMB1.9 billion, RMB0.1 billion and nil, respectively, to its subsidiaries and received capital return of nil, nil and RMB17.4 million (US$2.5 million), respectively, from its subsidiaries. For the years ended December 31, 2020, 2021 and 2022, Lufax Holding Ltd provided loans with principal amount of RMB9.5 billion, RMB3.7 billion and RMB0.2 billion (US$0.0 billion), respectively, to its subsidiaries, and the subsidiaries repaid principal amount of RMB2.4 billion, RMB7.2 billion and RMB12.4 billion (US$1.8 billion), respectively, to Lufax Holding Ltd.

The consolidated affiliated entities may transfer cash to the relevant PRC subsidiaries by paying technical and consulting service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between each of the consolidated affiliated entities and its corresponding PRC subsidiary, each of the consolidated affiliated entities agrees to pay service fees to the relevant PRC subsidiary on a quarterly basis. For the years ended December 31, 2020, 2021 and 2022, the service fees paid by the consolidated affiliated entities to the PRC subsidiaries pursuant to the exclusive business cooperation agreements were RMB1,034.7 million, RMB433.6 million and RMB101.3 million (US$14.7 million), respectively. If there is any amount payable to relevant PRC subsidiaries under the contractual arrangements, the consolidated affiliated entities will settle the amount accordingly.

The following table is a summary of cash transfers that have occurred between our subsidiaries and the consolidated affiliated entities:

	For the Year Ended December 31,
	2020	2021	2022

	(RMB in thousands)
Cash paid by the consolidated affiliated entities to our subsidiaries under service agreements(1)	(1,034,656)	(433,609)	(101,290)
Cash paid by the consolidated affiliated entities to our subsidiaries as advance payments(1)	(501,717)	(466,227)	(83)
Cash received by the consolidated affiliated entities from our subsidiaries as advance payments(1)	982	29,116	9,348
Net cash received/(paid) for intra-group centralized cash management activities by the consolidated affiliated entities to our subsidiaries for operating activities(1)(7)	384,281	2,239,892	(533,569)
Collection of loans by the consolidated affiliated entities from our subsidiaries for intra-group investing(2)	4,813,732	1,064,669	158
Cash paid as loans by the consolidated affiliated entities to our subsidiaries for intra-group investing(3)	(240,000)	(500,000)	—
Cash received by the consolidated affiliated entities from our subsidiaries for sale of intangible assets(4)	—	—	15,035
Cash paid by the consolidated affiliated entities from our subsidiaries for purchase of intangible assets(4)	—	(15,023)	—
Net cash received/(paid) for intra-group centralized cash management activities by the consolidated affiliated entities to our subsidiaries for investing activities(4)(7)	501,185	(720,304)	549,231
Repayment of loans by the consolidated affiliated entities to our subsidiaries for intra-group financing(5)	(9,031,546)	(17,114,012)	(10,755,583)
Cash received as loans by the consolidated affiliated entities from our subsidiaries for intra-group financing(6)	16,096,040	9,774,001	4,617,000

Notes:

(1)

Represents “Inter-company cash flow” under operating activities of the consolidated affiliated entities and consolidated affiliated entities’ subsidiaries as in the condensed consolidating schedule of cash flow data.

(2)

Represents “Receipts of repayments of the advances from consolidated entities” of the consolidated affiliated entities and consolidated affiliated entities’ subsidiaries as in the condensed consolidating schedule of cash flow data which represents the collection of loans by the consolidated affiliated entities and consolidated affiliated entities’ subsidiaries from consolidated entities.

(3)

Represents “Payment for advances to consolidated entities” of the consolidated affiliated entities and consolidated affiliated entities’ subsidiaries as in the condensed consolidating schedule of cash flow data which represents the cash paid as loans by the consolidated affiliated entities and consolidated affiliated entities’ subsidiaries to consolidated entities.

(4)

Represents “Inter-company cash flow” under investing activities of the consolidated affiliated entities and consolidated affiliated entities’ subsidiaries as in the condensed consolidating schedule of cash flow data.

(5)

Represents “Repayment for advances to consolidated entities” of the consolidated affiliated entities and consolidated affiliated entities’ subsidiaries as in the condensed consolidating schedule of cash flow data which represents the repayment of loans by the consolidated affiliated entities and consolidated affiliated entities’ subsidiaries to consolidated entities.

(6)

Represents “Receipts of advances from consolidated entities” of the consolidated affiliated entities and consolidated affiliated entities’ subsidiaries as in the condensed consolidating schedule of cash flow data which represents the cash received as loans by consolidated affiliated entities and consolidated affiliated entities’ subsidiaries from consolidated entities.

(7)

The centralized cash management activities involve a large number of high-frequency transactions, and the gross presentation is so large and does not reflect any substances of its economic activities, so it is presented on a net basis here. For the subsidiary of consolidated affiliated entity that purely operates the centralized cash management function, the relevant cash flows were recorded as operating activities while for other subsidiaries or consolidated affiliated entities and their subsidiaries that participate in the cash management function, the relevant cash flows were recognized as investment or financing activities. Due to frequent and short-term capital transactions, presenting them on a net basis is more practical.

For the years ended December 31, 2020, 2021 and 2022, no transfers of other assets, dividends or distributions were made between the holding company, our subsidiaries, and the consolidated affiliated entities.

On March 9, 2023, our board of directors approved a revised semi-annual cash dividend policy. Under the revised dividend policy, starting from 2023, we will declare and distribute a recurring cash dividend semi-annually in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to approximately 20% to 40% of our net profit in such fiscal year, or as otherwise authorized by the board of directors. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon our operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the board of directors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

On March 9, 2022, we announced a cash dividend of US$0.68 per ordinary share (US$0.34 per ADS) with a record date of April 8, 2022. On August 4, 2022, we announced a cash dividend of US$0.34 per ordinary share (US$0.17 per ADS) for the six-month period ended June 30, 2022 with a record date of October 13, 2022. On March 13, 2023, we announced a cash dividend of US$0.10 per ordinary share (US$0.05 per ADS) for the six-month period ended December 31, 2022 with a record date of April 7, 2023.

For the years ended December 31, 2020, 2021 and 2022, dividends made to U.S. investors were nil, nil and RMB7,628.6 million (US$1,106.0 million).

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

Taxation Scenario
Statutory Tax and Standard
Hypothetical pre-tax earnings in the consolidated affiliated entities(1)	100.00%
Tax on earnings at statutory rate of 25% at the level of the wholly foreign-owned enterprise(2)	(25.00)%
Net earnings available for distribution	75.00%
Withholding tax at standard rate of 10%(3)	(7.50)%
Net distributions to Lufax Holding Ltd/Shareholders	67.50%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.
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

Financial Information Related to the Consolidated Affiliated Entities

The following tables present the condensed consolidating schedule of financial position for the consolidated affiliated entities and other entities as of the dates presented.

Selected Condensed Consolidating Statements of Operations Information

	For the Year Ended December 31, 2022
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Technology platform-based income	—	27,456,609	1,256,039	505,784	—	29,218,432
Net interest income	—	18,981,376	—	—	—	18,981,376
Guarantee income	—	7,372,509	—	—	—	7,372,509
Other income	—	1,180,841	56,403	760	—	1,238,004
Investment income	4,667	860,985	136,350	303,623	—	1,305,625
Share of net profit/(loss) of investments accounted for using the equity method	—	—	(218)	—	—	(218)
Inter-company revenues(1)(3)	34,028	(70,828)	2,656,042	156,029	(2,775,271)	—
Income/(loss) from subsidiaries(2)	10,683,088	163,230	—	—	(10,846,318)	—
Loss of the consolidated affiliated entities	—	—	(351,180)	—	351,180	—

Total income	10,721,783	55,944,722	3,753,436	966,196	(13,270,409)	58,115,728
Operating expenses	(113,983)	(23,207,619)	(3,419,557)	(148,192)	—	(26,889,351)
Credit impairment losses	6,525	(16,183,163)	(44,963)	(328,864)	—	(16,550,465)
Asset impairment losses	—	(7,101)	—	(420,007)	—	(427,108)
Finance costs	(1,753,486)	546,691	(73,922)	41,725	—	(1,238,992)
Other gains/(losses) – net	(161,917)	36,186	(34,050)	163,240	—	3,459
Inter-company expenses(1)(3)	447	(2,132,463)	(66,242)	(540,809)	2,739,067	—

Total expenses	(2,022,414)	(40,947,469)	(3,638,734)	(1,232,907)	2,739,067	(45,102,457)
Profit before income tax	8,699,369	14,997,253	114,702	(266,711)	(10,531,342)	13,013,271
Less: Income tax expenses	—	(4,160,102)	48,839	(126,969)	—	(4,238,232)

Net profit for the year	8,699,369	10,837,151	163,541	(393,680)	(10,531,342)	8,775,039

Net profit/(loss) attributable to: Owners of Lufax Holding Ltd	8,699,369	10,683,088	163,541	(393,798)	(10,452,831)	8,699,369
Non-controlling interests	—	154,063	—	118	(78,511)	75,670

	8,699,369	10,837,151	163,541	(393,680)	(10,531,342)	8,775,039

	For the Year Ended December 31, 2021
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Technology platform-based income(i)	—	36,018,357	917,668	1,358,292	—	38,294,317
Net interest income	—	14,174,231	—	—	—	14,174,231
Guarantee income	—	4,370,342	—	—	—	4,370,342
Other income	—	3,860,371	5,925	9,111	—	3,875,407
Investment income	2,289	712,174	215,380	221,910	—	1,151,753
Share of net profit of investments accounted for using the equity method	—	—	(3,428)	(27,715)	—	(31,143)
Inter-company revenues(1)(3)	57,717	320,693	2,442,604	5,249	(2,826,263)	—
Income/(loss) from subsidiaries(2)	18,035,463	(511,184)	—	—	(17,524,279)	—
Loss of the consolidated affiliated entities	—	—	(604,442)	—	604,442	—

Total income	18,095,469	58,944,984	2,973,707	1,566,847	(19,746,100)	61,834,907
Operating expenses	(113,056)	(26,446,062)	(3,303,952)	(330,914)	—	(30,193,984)
Credit impairment losses	49	(6,315,341)	(10,901)	(317,534)	—	(6,643,727)
Asset impairment losses	—	(814,558)	(283,809)	(2,515)	—	(1,100,882)
Finance costs	(1,380,292)	360,141	(90,530)	115,166	—	(995,515)
Other gains/(losses) – net	197,807	267,902	32,137	1,533	—	499,379
Inter-company expenses(1)(3)	6,916	(1,703,489)	11,700	(1,422,021)	3,106,894	—

Total expenses	(1,288,576)	(34,651,407)	(3,645,355)	(1,956,285)	3,106,894	(38,434,729)
Profit before income tax	16,806,893	24,293,577	(671,648)	(389,438)	(16,639,206)	23,400,178
Less: Income tax expenses	(2,513)	(6,496,596)	65,495	(257,504)	—	(6,691,118)

Net profit for the year	16,804,380	17,796,981	(606,153)	(646,942)	(16,639,206)	16,709,060

Net profit/(loss) attributable to: Owners of Lufax Holding Ltd	16,804,380	18,035,463	(606,153)	(646,942)	(16,782,368)	16,804,380
Non-controlling interests	—	(238,482)	—	—	143,162	(95,320)

	16,804,380	17,796,981	(606,153)	(646,942)	(16,639,206)	16,709,060

Note:

(i)

Starting from 2022, we report technology platform-based income in two categories—retail credit and enablement service fees and other technology platform-based income, to provide more relevant information. We also revised the comparative period presentation to conform to current period classification.

	For the Year Ended December 31, 2020
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Technology platform-based income(i):	—	39,522,943	316,584	1,382,315	—	41,221,842
Net interest income	—	7,750,460	—	—	—	7,750,460
Guarantee income	—	601,644	—	—	—	601,644
Other income	—	1,510,914	—	6,128	—	1,517,042
Investment income	—	573,389	125,069	241,441	—	939,899
Share of net profit of investments accounted for using the equity method	—	—	2,594	12,243	—	14,837
Inter-company revenues(1)(3)	113,793	185,087	783,678	(70,159)	(1,012,399)	—
Income/(loss) from subsidiaries(2)	15,149,508	(326,178)	—	—	(14,823,330)	—
Loss of the consolidated affiliated entities	—	—	(99,616)	—	99,616	—

Total income	15,263,301	49,818,259	1,128,309	1,571,968	(15,736,113)	52,045,724
Operating expenses	(91,233)	(26,185,153)	(1,860,502)	(475,591)	—	(28,612,479)
Credit impairment losses	3,555	(2,988,319)	(2,718)	(47,706)	—	(3,035,188)
Asset impairment losses	—	(7,168)	—	—	—	(7,168)
Finance costs	(2,901,518)	84,426	(21,624)	(26,938)	—	(2,865,654)
Other gains/(losses) – net	75,968	298,868	16,522	(7,088)	—	384,270
Inter-company expenses(1)(3)	4,041	(587,644)	(30,888)	(1,012,435)	1,626,926	—

Total expenses	(2,909,187)	(29,384,990)	(1,899,210)	(1,569,758)	1,626,926	(34,136,219)
Profit before income tax	12,354,114	20,433,269	(770,901)	2,210	(14,109,187)	17,909,505
Less: Income tax expenses	—	(5,460,047)	(28,892)	(144,326)	—	(5,633,265)

Net profit for the year	12,354,114	14,973,222	(799,793)	(142,116)	(14,109,187)	12,276,240

Net profit/(loss) attributable to: Owners of Lufax Holding Ltd	12,354,114	15,149,508	(799,793)	(142,116)	(14,207,599)	12,354,114
Non-controlling interests	—	(176,286)	—	—	98,412	(77,874)

	12,354,114	14,973,222	(799,793)	(142,116)	(14,109,187)	12,276,240

Note:

(i)

Starting from 2022, we report technology platform-based income in two categories—retail credit and enablement service fees and other technology platform-based income, to provide more relevant information. We also revised the comparative period presentation to conform to current period classification.

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2022
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated

	(RMB in thousands)

ASSETS
Cash at bank	1,644,302	39,262,021	526,040	2,449,764	—	43,882,127
Restricted cash	—	25,975,201	—	533,430	—	26,508,631
Financial assets at fair value through profit or loss	767,636	23,950,065	39,097	4,332,649	—	29,089,447
Financial assets at amortized cost	6,814	528,331	1,629,734	2,551,569	—	4,716,448
Accounts and other receivables and contract assets	925,798	12,246,665	1,013,976	1,571,696	—	15,758,135
Loans to customers	—	211,446,645	—	—	—	211,446,645
Investments accounted for using the equity method	—	—	39,271	—	—	39,271
Investment in subsidiaries(2)(6)	106,288,653	9,754,538	—	—	(116,043,191)	—
Net assets of the consolidated affiliated entities	—	—	(967,425)	—	967,425	—
Assets arising from intra-group transactions(1)	—	3,702	110,117	10,328	(124,147)	—
Amounts due from consolidated entities(4)	850,333	5,141,170	9,866,828	2,412,424	(18,270,755)	—
Other assets(5)	—	17,139,782	397,099	285,222	—	17,822,103

Total assets	110,483,536	345,448,120	12,654,737	14,147,082	(133,470,668)	349,262,807
LIABILITIES
Payable to platform investors	—	185,561	—	1,383,806	—	1,569,367
Borrowings	136,014	35,344,846	1,434,653	—	—	36,915,513
Bond payable	—	2,143,348	—	—	—	2,143,348
Accounts and other payables and contract liabilities	3,802,566	7,336,063	352,711	707,314	—	12,198,654
Payable to investors of consolidated structured entities	—	177,105,210	—	42,516	—	177,147,726
Convertible promissory note payable	5,164,139	—	—	—	—	5,164,139
Optionally convertible promissory notes	8,142,908	—	—	—	—	8,142,908
Amounts due to consolidated entities(4)	4,117	3,012,166	629,106	14,625,366	(18,270,755)	—
Other liabilities(5)	43,946	10,496,140	462,140	192,251	—	11,194,477

Total liabilities	17,293,690	235,623,334	2,878,610	16,951,253	(18,270,755)	254,476,132
EQUITY
Total equity attributable to owners of the company(1)	93,189,846	106,288,653	9,776,127	(2,805,289)	(113,259,491)	93,189,846

Non-controlling interests(6)	—	3,536,133	—	1,118	(1,940,422)	1,596,829

Total equity	93,189,846	109,824,786	9,776,127	(2,804,171)	(115,199,913)	94,786,675

Total liabilities and equity	110,483,536	345,448,120	12,654,737	14,147,082	(133,470,668)	349,262,807

	As of December 31, 2021
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
ASSETS
Cash at bank	1,813,616	32,000,349	24,862	904,361	—	34,743,188
Restricted cash	—	28,752,100	—	1,701,439	—	30,453,539
Financial assets at fair value through profit or loss	383,888	21,470,668	112,163	9,056,492	—	31,023,211
Financial assets at amortized cost	—	1,202,102	1,219,883	1,362,628	—	3,784,613
Accounts and other receivables and contract assets	991,591	18,968,842	549,617	1,834,723	—	22,344,773
Loans to customers	—	214,972,110	—	—	—	214,972,110
Investments accounted for using the equity method	—	—	39,489	420,007	—	459,496
Investment in subsidiaries(2)(6)	95,872,302	9,584,513	—	—	(105,456,815)	—
Net assets of the consolidated affiliated entities	—	—	(660,588)	—	660,588	—
Assets arising from intra-group transactions(1)	—	9,925	152,489	3,911	(166,325)	—
Amounts due from consolidated entities(4)	12,496,694	10,716,718	13,353,329	535,200	(37,101,941)	—
Other assets(5)	—	16,383,267	366,216	5,903,073	—	22,652,556

Total assets	111,558,091	354,060,594	15,157,460	21,721,834	(142,064,493)	360,433,486
LIABILITIES
Payable to platform investors	—	106,247	—	2,641,644	—	2,747,891
Borrowings	319,926	22,017,940	3,171,769	417,782	—	25,927,417
Accounts and other payables and contract liabilities	73,968	7,213,233	739,400	787,654	—	8,814,255
Payable to investors of consolidated structured entities	—	195,401,380	—	44,760	—	195,446,140
Convertible promissory note payable	10,669,498	—	—	—	—	10,669,498
Optionally convertible promissory notes	7,405,103	—	—	—	—	7,405,103
Amounts due to consolidated entities(4)	960	16,126,075	1,147,772	19,827,134	(37,101,941)	—
Other liabilities(5)	34,941	13,957,426	489,348	382,264	—	14,863,979

Total liabilities	18,504,396	254,822,301	5,548,289	24,101,238	(37,101,941)	265,874,283
EQUITY
Total equity attributable to owners of the company(1)	93,053,695	95,872,302	9,609,171	(2,380,404)	(103,101,069)	93,053,695

Non-controlling interests(6)	—	3,365,991	—	1,000	(1,861,483)	1,505,508

Total equity	93,053,695	99,238,293	9,609,171	(2,379,404)	(104,962,552)	94,559,203

Total liabilities and equity	111,558,091	354,060,594	15,157,460	21,721,834	(142,064,493)	360,433,486

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2022
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated

	(RMB in thousand)
Cash flows from operating activities
Inter-company cash flow (3)(7)	—	(837,108)	55,488	(625,594)	1,407,214	—
Reclassification (8)	—	—	—	1,487,448	(1,487,448)	—
Other operating activities	166,134	6,000,987	(795,511)	(916,309)	—	4,455,301
Net cash (used in)/generated from operating activities	166,134	5,163,879	(740,023)	(54,455)	(80,234)	4,455,301
Cash flows from investing activities
Inter-company cash flow (7)	—	(108,890)	(45,083)	564,266	(410,293)	—
Reclassification (8)	—	—	—	(1,487,448)	1,487,448	—
Payment for advances to consolidated entities	(160,000)	(4,617,000)	—	—	4,777,000	—
Receipts of repayments of the advances and capital return from consolidated entities	12,450,046	10,135,729	3,861,461	158	(26,447,394)	—
Proceeds and interest from sale of investment assets	419,538	89,438,697	1,668,394	9,229,963	—	100,756,592
Payment for acquisition of investment assets	(764,885)	(89,491,629)	(1,801,200)	(5,675,189)	—	(97,732,903)
Other investing activities	—	(119,372)	(583)	5,543,944	—	5,423,989
Net cash generated from/(used in) investing activities	11,944,699	5,237,535	3,682,989	8,175,694	(20,593,239)	8,447,678
Cash flows from financing activities
Inter-company cash flow (7)	—	996,921	—	—	(996,921)	—
Repayment for advances and capital return to consolidated entities	—	(15,084,790)	(607,021)	(10,755,583)	26,447,394	—
Receipts of advances from consolidated entities	—	160,000	—	4,617,000	(4,777,000)	—
Proceeds from issuance of shares and other equity securities	—	15,938	—	—	—	15,938
Proceeds from exercise of share-based payment	95,911	—	—	—	—	95,911
Proceeds from borrowings	134,228	8,822,110	90,000	—	—	9,046,338
Repayment of interest expenses and borrowings	(12,460,570)	(3,685,647)	(1,890,327)	(436,274)	—	(18,472,818)
Payment for repurchase of ordinary shares	—	—	—	—	—	—
Other financing activities	—	(577,973)	(25,199)	(1,000)	—	(604,172)
Net cash (used in)/generated from financing activities	(12,230,431)	(9,353,441)	(2,432,547)	(6,575,857)	20,673,473	(9,918,803)

	For the Year Ended December 31, 2021
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated

	(RMB in thousand)
Cash flows from operating activities
Inter-company cash flow (3)(7)	—	920,254	(314,385)	1,369,172	(1,975,041)	—
Reclassification (8)	—	—	—	327,497	(327,497)	—
Other operating activities	(105,253)	5,515,423	230,532	(653,230)	—	4,987,472
Net cash (used in)/generated from operating activities	(105,253)	6,435,677	(83,853)	1,043,439	(2,302,538)	4,987,472
Cash flows from investing activities
Inter-company cash flow (7)	—	(157,536)	(1,085,232)	(735,327)	1,978,095	—
Reclassification (8)	—	—	—	(327,497)	327,497	—
Capital contribution to consolidated entities	(109,635)	—	—	—	109,635	—
Payment for advances to consolidated entities	(3,689,678)	(9,474,627)	(2,800,000)	(500,000)	16,464,305	—
Receipts of repayments of the advances from consolidated entities	7,249,502	16,407,898	706,741	1,064,669	(25,428,810)	—
Proceeds and interest from sale of investment assets	6,522	111,524,589	1,720,840	20,633,784	—	133,885,735
Payment for acquisition of investment assets	(383,798)	(116,771,357)	(1,996,000)	(9,440,542)	—	(128,591,697)
Other investing activities	—	(130,716)	(22,656)	(4,826,844)	—	(4,980,216)
Net cash generated from/(used in) investing activities	3,072,913	1,398,251	(3,476,307)	5,868,243	(6,549,278)	313,822
Cash flows from financing activities
Inter-company cash flow (7)	—	—	3,054	—	(3,054)	—
Capital contribution from consolidated entities	—	109,635	—	—	(109,635)	—
Repayment for advances to consolidated entities	—	(7,222,326)	(1,092,472)	(17,114,012)	25,428,810	—
Receipts of advances from consolidated entities	—	6,190,304	500,000	9,774,001	(16,464,305)	—
Proceeds from issuance of shares and other equity securities	—	22,333	—	—	—	22,333
Proceeds from exercise of share-based payment	43,456	—	—	—	—	43,456
Proceeds from borrowings	319,535	3,197,000	3,173,900	572,000	—	7,262,435
Repayment of interest expenses and borrowings	(925,233)	(635,029)	(444,760)	(664,880)	—	(2,669,902)
Payment for repurchase of ordinary shares	(6,438,455)	—	—	—	—	(6,438,455)
Other financing activities	(1,131)	(619,797)	(46,493)	(474)	—	(667,895)
Net cash (used in)/generated from financing activities	(7,001,828)	1,042,120	2,093,229	(7,433,365)	8,851,816	(2,448,028)

	For the Year Ended December 31, 2020
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated

	(RMB in thousand)
Cash flows from operating activities
Inter-company cash flow(3)(7)	—	(809,615)	1,133,480	(1,151,110)	827,245	—
Other operating activities	(98,869)	8,687,386	(3,302,903)	1,835,668	—	7,121,282
Net cash (used in)/generated from operating activities	(98,869)	7,877,771	(2,169,423)	684,558	827,245	7,121,282
Cash flows from investing activities
Inter-company cash flow(7)	—	124,906	201,154	501,185	(827,245)	—
Capital contribution to consolidated entities	(1,898,193)	(1,788,549)	—	—	3,686,742	—
Payment for advances to consolidated entities	(9,456,072)	(17,182,316)	(80,000)	(240,000)	26,958,388	—
Receipts of repayments of the advances from consolidated entities	2,374,680	5,560,388	1,254,800	4,813,732	(14,003,600)	—
Proceeds and interest from sale of investment assets	1,875	130,041,066	5,978,563	16,449,825	—	152,471,329
Payment for acquisition of investment assets	—	(133,050,666)	(5,078,510)	(28,402,132)	—	(166,531,308)
Other investing activities	—	(160,782)	(85,673)	(697,316)	—	(943,771)
Net cash generated from/(used in) investing activities	(8,977,710)	(16,455,953)	2,190,334	(7,574,706)	15,814,285	(15,003,750)
Cash flows from financing activities
Capital contribution from consolidated entities	—	1,897,472	1,789,270	—	(3,686,742)	—
Repayment for advances to consolidated entities	—	(3,514,357)	(1,457,697)	(9,031,546)	14,003,600	—
Receipts of advances from consolidated entities	—	9,696,073	1,166,275	16,096,040	(26,958,388)	—
Proceeds from issuance of shares and other equity securities	17,343,739	1,564,253	—	—	—	18,907,992
Proceeds from borrowings	—	9,594,528	463,909	531,162	—	10,589,599
Repayment of interest expenses and borrowings	(2,162,653)	(713,149)	(875,332)	(275,959)	—	(4,027,093)
Other financing activities	(4,745)	(591,830)	—	—	—	(596,575)
Net cash (used in)/generated from financing activities	15,176,341	17,932,990	1,086,425	7,319,697	(16,641,530)	24,873,923

Notes:

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

(2)

This represents the elimination of the investment among Lufax Holding Ltd, subsidiaries that are not the primary beneficiaries of consolidated affiliated entities, the primary beneficiaries of consolidated affiliated entities.

(3)	Intercompany revenues between consolidated affiliated entities and consolidated affiliated entities’ subsidiaries and the primary beneficiaries of consolidated affiliated entities.

Primary Beneficiaries of Consolidated Affiliated Entities provide technical and consulting service and provide advances to consolidated affiliated entities to operate their business, the primary beneficiaries of consolidated affiliated entities charged service in the amounts of RMB717.7 million, RMB979.5 million and RMB351.6 million, and charged finance cost in the amounts of RMB287.9 million, RMB390.6 million and RMB124.8 million, from consolidated affiliated entities and consolidated affiliated entities’ subsidiaries for the years ended December 31, 2020, 2021 and 2022, respectively.

For the years ended December 31, 2020, 2021 and 2022, cash paid by consolidated affiliated entities and consolidated affiliated entities’ subsidiaries to the primary beneficiaries of consolidated affiliated entities for technical and consulting service fee were RMB1,034.7 million, RMB433.6 million and RMB101.3 million, respectively.

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

(6)

In April 2020, one subsidiary of Lufax Holding Ltd included in the “subsidiaries that are not primary beneficiaries of consolidated affiliated entities” column in the above schedules, two subsidiaries included as “primary beneficiaries of consolidated affiliated entities” and Ping An Group entered into a joint investment of the establishment of Ping An Consumer Finance Co., Ltd., or Consumer Finance. After the investment, our company as a whole was able to control Consumer Finance. The shareholding ratio between the subsidiary included in the “subsidiaries that are not primary beneficiaries of consolidated affiliated entities” column and the other two subsidiaries included as “primary beneficiaries of consolidated affiliated entities” was 28%, 27% and 15% as of December 31, 2022. In this consolidated affiliated entity consolidating schedule, Consumer Finance’s financial information was recorded in the “subsidiaries that are not primary beneficiaries of consolidated affiliated entities” column. The three subsidiaries applied equity method in accounting for their investments in Consumer Finance. Each of the three subsidiaries has significant influence but not control over Consumer Finance. Total assets for Consumer Finance was RMB5,188.6 million, RMB18,484.7 million and RMB34,774.7 million as of December 31, 2020, 2021 and 2022. Total liabilities for Consumer Finance was RMB419.1 million, RMB14,052.6 million and RMB30,154.7 million as of December 31, 2020, 2021 and 2022. Investments in Consumer Finance included in “primary beneficiaries of consolidated affiliated entities” was RMB 2,003 million, RMB 1,861 million and RMB1,940 million as of December 31, 2020, 2021 and 2022.

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

Not applicable.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business and Industry

Our industry is rapidly changing, and our business has evolved significantly in recent years, which makes it difficult to evaluate our future prospects.

We operate in China’s SBO financial services industry, which is rapidly changing and may not develop as we anticipate. The regulatory framework governing the SBO financial services industry continues to develop rapidly and is expected to remain uncertain for the foreseeable future. In addition, our business and business model have evolved significantly in recent years. As this industry and our business continue to develop, we may further modify our business model, services and solutions. These modifications may not achieve the expected results and may have a material and adverse impact on our financial condition and results of operations.

You should consider our business and future prospects in light of the risks and challenges we may encounter in this rapidly changing industry, including our ability to:

•	improve our financial performance;

•	attract and retain small business owners and other borrowers;

•	navigate a complex and evolving regulatory environment;

•	continue to develop, maintain and scale our mobile apps;

•	convince prospective borrowers, users and partners of the value of products and services on our mobile apps;

•	increase our market share and offer personalized and competitive services;

•	offer or maintain attractive fees while driving the growth and profitability of our business;

•	develop sufficient, diversified, sustainable, cost-efficient and reputable institutional funding partners;

•	source third-party credit enhancement at commercially attractive prices, or grow our balance sheet to support our financing guarantee business, to meet the demands of our funding partners;

•	continue to develop and improve the effectiveness, accuracy and efficiency of our proprietary credit assessment and risk management technology;

•	improve our operational efficiency and maintain profitability;

•	enhance our technology infrastructure to support the growth of our business, maintain the security of our system and the confidentiality of the information provided and utilized across our system;

•	effectively maintain, upgrade and scale our financial and risk management controls and procedures;

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

Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in China, and changes we have made to our business may not be successful in dealing with the effects or the after-effects of the pandemic.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We took a series of measures to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, including our collection staff, and canceling business meetings and travels. The operations of some of our business partners and service providers were also constrained and impacted. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. These events have contributed to the steady rise in loan delinquency for loans we enabled in 2020, 2021 and 2022.

China began to modify its zero-COVID policy at the end of 2022, which seems to have prompted a considerable degree of uncertainties about the economic and market outlook. Thus, we have to be prepared for the possibility for a wide range of possible outcomes, some of which could be highly unfavorable to our business. There is still uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the success or failure of efforts to contain or treat cases, and future actions we or the authorities may take in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as people in general and small business owners in particular may be less inclined to borrow. Borrowers may also have less propensity or ability to repay their loans as a result of the economic problems caused by COVID-19, which may then impact credit quality. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

While credit quality deterioration took place across the board in China in 2022, we witnessed growing differences in economic resilience in various regions, which led to significant divergence in credit performance by region. In response, we have begun to focus on higher quality borrowers in more economically resilient regions, restructure our sales channel structure and productivity, revise our products and pricing, and enhance our risk management capabilities to protect our business health and resiliency during economic downturns. However, there can be no assurance that adopted approach will be successful or, if it is successful, how long it could take or how quickly our performance could recover.

Updates that we are in the process of making to our business model may not be successful.

We are in the process of making updates to our business model. Under our business model, we align our interest with that of our funding partners by sharing credit risk with them, utilizing a combination of our licensed financing guarantee subsidiary and our partnerships with third-party credit enhancement providers. We have increased the percentage of outstanding loans with credit risk exposure for our company from 6.3% as of December 31, 2020 to 16.6% as of December 31, 2021 and 23.5% as of December 31, 2022. As a consequence, our direct exposure to the risk of loss stemming from our ability to effectively evaluate borrowers’ credit profiles and manage default risks has also increased. Going forward, we cannot predict the percentage of outstanding loans with credit risk exposure for our company, largely because when and how much credit risk we take on and whether third-party credit enhancement is utilized depend on a dynamic mix of commercial factors, including the pricing of credit enhancement and the willingness of our funding partners to bear risk, as well as regulatory guidance. Our loan enablement can be done either with or without third-party credit enhancement, and if the cost of third-party credit enhancement is not commercially attractive, the proportion of loans for which we have credit risk could greatly exceed 30%, depending on the balance of risk and reward.

As we increase the volume of outstanding loans on which we bear credit risk, our direct exposure to the risk of loss stemming from any failure to effectively evaluate borrowers’ credit profiles or manage default risks has also increased. In addition to increasing our credit risk exposure, we launched a new small business owner value-added services platform in November 2022 to foster the growth of an SBO ecosystem, and we have begun to bring in additional service providers to give SBOs access to broader offerings beyond financial products. These include a forum for information exchange, social networking and a suite of digital SaaS solutions. Our goal is to provide SBOs the necessary connectivity and tools for more effective customer acquisition, easier transaction making and overall improved efficiency. The profitability of these updates to our business model has yet to be proven. Changing our business model may present operating and marketing challenges that are different from those that we currently encounter. Making these updates to our business model may cause us to oversee opportunities that we could have pursued if we had not made these updates or if we had made different updates. We cannot assure you that making these changes to our business model will be successful enough to justify the time, effort and resources that we devote to implementing them.

The total fees charged to borrowers for loans we enable may be deemed to be in excess of interest rate limits imposed by laws or regulatory authorities. As a result, part of the interest and fees may not be valid or enforceable through the PRC judicial system.

Our income, including retail credit and enablement service fees and other fees, to the extent they are deemed to be or related to loan interest, are subject to the restrictions on interest rates as specified in rules on private lending. According to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases took effect on September 1, 2015, in the event the sum of the annualized interest that lenders charge and the fees we and our business partners charge exceeded the 24% limit, and borrowers refused to pay the portion that exceeds the 24% limit, PRC courts would not uphold our request to demand the portion of the fees that exceeds the 24% limit from such borrowers. If the sum of the annual interest that lenders charge and the fees we and our business partners charge exceeds 36%, the portion that exceeds the 36% limit is invalid.

The Supreme People’s Court approved two amendments to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases on August 19, 2020 and December 29, 2020, pursuant to which the PRC courts will support a non-financial institution’s claim for interest on loans if their annual interest rate does not exceed four times the one-year Loan Prime Rate at the time of the establishment of the loan agreements. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center. As of the date of this annual report, the most recent one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center was 3.65%. Also on December 29, 2020, the Supreme People’s Court further issued the Reply Regarding the Scope of Application of the New Private Lending Judicial Interpretation, which provides that the amended Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases are not applicable to disputes arising from the financial business of microloan companies, financing guarantee companies, and five other types of local financial organizations which are regulated by local financial authorities.

However, there remain uncertainties in the interpretation and implementation of the abovementioned provisions of the Supreme People’s Court and the two amendments, including their applicability in practice, the basis of the formula used to calculate the interest limit, and the scope of inclusion of related fees and insurance premiums, as well as inconsistencies between the standard and the level of enforcement by different PRC courts. We cannot assure you that there will not be any changes to the detailed formula used to calculate the interest limit, that our future fee rates will not be lowered as a result of the limit described above, or that the limit will not be applied to our historical products. In such cases, we and our business partners may be required to repay certain borrowers if our historical loan products are deemed to have violated the laws and regulations concerning the limit on lending interest and fee rates, and our business, results of operations and financial condition may therefore be materially and adversely affected.

In addition to rules, opinions and decisions issued by the PRC courts, we and our business partners are also subject to regulatory agencies’ requirements, supervision or guidance. We have lowered the APR on loans we enable since early September 2020 and may further lower the APR or even be required to change our charging strategies from time to time as a result of changes in regulation or our business strategy. We may also reduce our outstanding loan volumes, significantly modify our fee rate structure within a prescribed period of time or modify our business cooperation model with third-party business partners, including our credit enhancement providers. If we are unable to comply with such regulatory requirements, supervision or guidance, we may be deemed to be charging above the maximum interest rates permitted by the relevant laws, regulations, policies or guidance, and as a result, we could be subject to orders of suspension, cessation or rectification, cancelation of qualifications, or other penalties, and our business, financial condition, results of operations and our cooperation with business partners could be materially and adversely affected as a result. See “—Our business is subject to laws, regulations, and supervision by national, provincial and local government and judicial authorities, industry associations and other regulatory bodies. The laws, regulations and official guidance relating to our business are complex and evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we have been modifying and may need to continue to modify our business operations in response to changes in laws and regulations.”

Furthermore, there remain uncertainties regarding whether our charging strategies for service fees and the amount of service fees charged by our financing guarantee company could be accepted or supported by the local courts, and we cannot rule out the possibility that we may be required to change our charging strategies for service fees and the amount of service fees charged by our financing guarantee company if there is any change in the interpretation and implementation of applicable laws, regulations and governmental policies in the future.

Our business is subject to laws, regulations, and supervision by national, provincial and local government and judicial authorities, industry associations and other regulatory bodies. The laws, regulations and official guidance relating to our business are complex and evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we have been modifying and may need to continue to modify our business operations in response to changes in laws and regulations.

The industry in which we operate is highly regulated. Our businesses are subject to national, provincial and local laws, rules, regulations, policies and measures in China. See “Item 4. Information on the Company—B. Business Overview—Regulation.” These laws, rules, regulations, policies and measures are issued by the National People’s Congress of the PRC and its standing committee, the State Council, and different central government ministries and departments as well as provincial and local governmental authorities, and are enforced by different levels of regulatory agencies and by local authorities in each province in which we operate. As a result, there may be inconsistencies between the rules, regulations, policies, orders and guidance of different regulatory agencies. In order to comply with the existing and new rules, regulations, policies and measures of each regulatory agency, we have modified, and may continue to modify, our business models from time to time, which could cause us to incur significant costs and expenses, divert resources and materially disrupt our operations, which could have a material adverse effect on our results of operations and financial condition.

For example, on January 13, 2021, the China Banking and Insurance Regulatory Commission and the People’s Bank of China released the Notice on Regulating Personal Deposit Business by Commercial Banks through the Internet, which provides detailed rules for the conduct of a deposit business by commercial banks through the internet and further prohibits commercial banks from conducting a time deposit and time-demand optional deposit business through online platforms that they do not operate themselves, including such services as marketing and promotion, product display, information transmission, access to purchase and interest subsidies. We ceased to enable the bank deposit products provided by our bank partners in December 2020. However, the PRC governmental authorities may further tighten the requirements that regulate the industry we operate in, which may result in fines or penalties, limit or restrict our current practices and may require changes to our business model or operations.

On April 29, 2021, the People’s Bank of China, together with the China Banking and Insurance Regulatory Commission, the CSRC and other regulatory authorities, jointly conducted a regulatory interview with 13 companies, including us, as part of special work on self-investigation and rectification of online financial platforms. We have carried out self-investigation and rectification work in various aspects, including prudential supervision, financial consumer protection, integrated operation of financial business, personal credit business, capital market business, and third-party internet deposits. As of the date of this annual report, we have substantially completed most of the rectification measures based on our self-examination results according to the guidance provided by the relevant authorities. There also remains a risk that we may not be able to rectify all our practices to be in compliance with the regulatory requirements, which may result in regulatory authorities taking additional regulatory actions against us. The regulatory authorities will maintain normalized supervision in general going forward, according to the guidance provided by the regulatory authorities. Our rectification results remain subject to the regulators’ regular supervision, and we cannot assure you that the measures we have taken and rectifications we have made will satisfy the requirements from the regulators. If any such outcome were to arise, there may be a material and adverse effect on our business, results of operations, financial conditions and prospects. Our reputation may also be harmed.

On December 31, 2021, the People’s Bank of China, the Ministry of Industry and Information Technology, the China Banking and Insurance Regulatory Commission, the CSRC, the Cybersecurity Adminstration of China, SAFE and the State Intellectual Property Office issued the Measures for Administration of Internet Marketing of Financial Products (Draft for Comments), which regulates financial institutions and internet platform operators entrusted by such financial institutions with carrying out internet marketing activities of financial products. Pursuant to this draft measure, financial institutions may not entrust any other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft measure also prohibits third-party online platform operators from participating in the sale of financial products, including interactive consultation with consumers on financial products, suitability assessment of financial consumers, execution of sale contracts and transfer of funds. In addition, online platform operators are not allowed to share the income of financial business by setting various charging mechanisms linked to the loan scale and interest scale. If this draft measure is enacted as proposed, our retail credit and enablement business will be subject to additional regulatory requirements and restrictions.

We are also subject to oversight by the Ministry of Industry and Information Technology, the Cybersecurity Adminstration of China and the National Internet Finance Association of China in connection with our mobile applications. If we fail to comply with the requirements and standards set by the relevant authorities or if our apps fail to remain on the white list, mobile app stores including the iOS App Store and Android app stores may cease the distribution of our mobile apps and our business may be materially and adversely affected.

We expect the laws, rules, regulations, policies and measures governing our business, our cooperation with third-party business partners and the loans we enable to continue to evolve. Our business activities and growth may be adversely affected if we do not respond to regulatory changes in a timely manner. Non-compliance with the applicable laws, rules, regulations, policies and measures, including as a result of ambiguities in them, may subject us to sanctions by regulatory authorities, monetary penalties, or restrictions on our business activities or new product introduction or revocation of our licenses, all of which could have material and adverse effects on our business, financial condition and results of operations.

We may be unable to source third-party credit enhancement at commercially attractive prices, grow our balance sheet to support our financing guarantee business, or persuade our funding partners to accept guarantees from our financing guarantee subsidiary. Any of these outcomes could materially and adversely affect our business, financial condition and results of operations.

We make use of third-party credit enhancement providers in our retail credit and enablement business. Under our current business model, we share the credit risk with credit enhancement providers for most of the loans we enable. As of December 31, 2022, our credit enhancement providers provided insurance or guarantees on 76.1% of the outstanding balance of loans we enabled under our Puhui brand. Furthermore, one credit enhancement provider, Ping An P&C, provided insurance or guarantees for 70.6% of the outstanding balance, with other credit enhancement providers accounting for the remaining 5.5%. However, the ability and willingness of our credit enhancement providers to continue providing credit enhancement at a commercially attractive cost cannot be assured. Our credit enhancement providers price their services based on factors such as the creditworthiness of the customers, their cost of funds, the conditions in the overall credit market and their expectations for how these factors will evolve and change over time. When credit default rates go up, which has been the general trend in China from 2020 to 2022, credit enhancement providers tend to increase the cost they charge to offset the additional expected losses. Going forward, we cannot predict the percentage of outstanding loans with credit risk exposure for our company, because when and how much credit risk we take on and whether third-party credit enhancement is utilized depend on a dynamic mix of commercial factors, including the pricing of credit enhancement and the willingness of our funding partners to bear risk, as well as regulatory guidance. Our loan enablement can be done either with or without third-party credit enhancement, and if the cost of third-party credit enhancement is not commercially attractive, the proportion of loans for which we have credit risk could greatly exceed 30%, depending on the balance of risk and reward. We have ongoing discussions with our funding partners regarding the potential adjustments in our new commercial arrangement where we do not engage external credit enhancement partners and this has not affected our cooperation with funding partners. As of the date of this annual report, we had initiated dialogues with approximately two thirds of our 81 funding partners, and 10 banks and 5 trust companies among our partners have already agreed to the new arrangement. However, we cannot assure you that all our funding partners may continue provide the same level of funding support to us as we decrease the utilization of external credit enhancement partners to rely on our own credit guarantee subsidiary to provide credit enhancement. If we are unable to source third-party credit enhancement at commercially attractive prices, grow our balance sheet to support our financing guarantee business, or persuade our funding partners to accept guarantees from our financing guarantee subsidiary, our business, financial condition and results of operations may be materially and adversely affected.

Our access to sufficient and sustainable funding at commercially attractive costs cannot be assured.

The growth and success of our future operations depend on the availability of adequate lending capital to meet borrowers’ demands for loans. To maintain sufficient and sustainable funding to meet borrower demands, we need to keep expanding our funding base and secure a stable stream of funds from our funding partners.

The availability of funding from our funding partners depends on many factors, some of which are out of our control. Changes in the credit environment may impact the funding costs and the terms of our agreements with funding partners, and we may not be able to obtain sufficient and sustainable funding from our funding partners if the funding cost increases significantly. Funding costs may also be affected by the availability and pricing of credit enhancement and the willingness of the funding partners to bear risk with or without credit enhancement. In addition, our competitors may offer better terms to attract institutional funding partners away from us or form exclusive partnerships with them. We may not be able to maintain long-term business relationships with institutional funding partners in this evolving market. In addition, some of our funding partners have limited operating histories and experiences and we cannot rely on them for our funding.

Our funding partners are subject to PRC laws and regulations, and they may have to cease or modify their operations and cooperation with us as a result of existing or new regulatory requirements. For example, in July 2020, the China Banking and Insurance Regulatory Commission issued the Interim Measures for the Administration of Online Loans by Commercial Banks to provide detailed rules on online loans provided by commercial banks. On February 19, 2021, the China Banking and Insurance Regulatory Commission further issued the Notice of Further Regulating Online Loan Business of Commercial Banks, also known as Circular 24, supplementary to the Interim Measures for the Administration of Online Loans by Commercial Banks. Circular 24 reiterates that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the key procedures of loan management. Moreover, regional commercial banks are prohibited from engaging in an online loan business outside the the region of their registration. In addition, under Circular 24, the China Banking and Insurance Regulatory Commission and its local offices shall, under the principle of “one policy for one bank and smooth transition” urge commercial banks to rectify their non-compliant online loan business. It is also provided that Circular 24 will also apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. These rules and regulations may require some of our funding partners to evaluate their cooperation entities and adjust their cooperation with us and thus may potentially have a material impact on the availability of our funding.

In addition, we cannot assure you that we will be successful in diversifying our funding sources or funding sources for the loans we enable will remain or become increasingly diversified in the future. If we become dependent on a small number of funding partners and any such funding partners decide not to collaborate with us, change the commercial terms to the extent unacceptable to our borrowers or limit the funding available for loans we enable, such constraints may materially limit our ability to enable loans and adversely affect our user experience. As a result, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

Any failure to obtain, renew or retain the requisite approvals, licenses or permits applicable to our retail credit and enablement business may have a material adverse effect on our business, financial condition and results of operations.

The PRC government extensively regulates internet-related businesses, including supervising foreign ownership and requiring licenses and permits pertaining to the companies in internet-related businesses. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We are required to obtain certain approvals, licenses, permits and certificates in the PRC for our retail credit and enablement business, including a license for our financing guarantee business and a license for our consumer finance business. For details of these requirements, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation” in this annual report. However, there is no assurance that we will be able to obtain or renew such licenses, permits and certificates upon their expiration. In addition, the eligibility criteria for such licenses, permits and certificates may change from time to time and we may be required to observe stricter compliance standards in respect of such licenses, permits and certificates. In the event of the introduction of any new laws and regulations or changes in the interpretation of any existing laws and regulations that increase compliance costs for us, or prohibit or make it more expensive for us to continue with the operation of any part of our business, our business, financial condition and results of operations may be materially and adversely affected.

Moreover, the PRC government has adopted a series of regulations governing credit investigation businesses. Among those regulations, the Regulation for the Administration of Credit Investigation Industry, promulgated by the State Council and effective in March 2013, provides that credit investigation business means the activities of collecting, organizing, storing and processing credit-related information of individuals and enterprises, as well as providing such information to parties that may use such information. To further strengthen the supervision for credit investigation businesses, the People’s Bank of China issued the Administrative Measures for Credit Investigation Business, or the Credit Investigation Measures, effective January 1, 2022, which stipulate a broad definition of credit information to include all types of information in connection with the provision of services in financial or other activities to assess credit of individuals or enterprises. According to this measure, such information may include an individual’s or enterprise’s identity, address, transportation, communication, indebtedness, property, payment, consumption, production and operation, fulfillment of legal obligations and other information, as well as the analysis and evaluation based on such information. Although there are substantial uncertainties as to the interpretation and application of such measures, because we may collect, store and analyze certain information which falls within the scope of so-called credit-related information and conduct credit assessment based on such information and we may also share such information with our business partners under proper authorization, we may be deemed to be collecting and processing credit information of individuals and enterprises, and may be required to obtain credit data collection licenses and complete filing formalities. However, due to the evolving regulatory environment of the credit investigation industry and the lack of detailed interpretation, we cannot assure you that our retail credit and enablement business will not be regarded as credit investigation business and we will not be required to obtain the approval or license for credit investigation business or have to modify our business model, which could cause us to incur significant costs and expenses, divert resources and disrupt our operations, which may materially and adversely affect our results of operations and financial condition.

The Administrative Regulations on Supervision of Financing Guarantee Companies and its Supporting Systems provides that a financing guarantee company approved by a provincial regulatory body may apply for setting up branches in other provinces to conduct a credit enablement business. Our financing guarantee company has been licensed by the provincial financial supervision authority in Jiangsu Province to operate a credit enablement business. Also, the branches of our financing guarantee company have also been granted licenses for conducting their retail enablement business in most of the provinces of China. Our financing guarantee company and its branches are subject to the supervision of local financial authorities in the jurisdictions where they are located. Historically, some of our financing guarantee companies maintained leverage ratios that were above the maximum level allowed. As of the date of this annual report, we had modified our financing guarantee company’s business models in order to comply with the leverage ratio requirements and other laws, regulations, policies and measures for these companies in all of these jurisdictions.

Historically, the regulators have given us verbal and written guidance on our business practices, and we have modified our business operations based on such guidance. We may be subject to additional regulatory warnings, correction orders, condemnation and fines and may be required to further modify our business if any of our financing guarantee companies is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance. On December 31, 2021, the People’s Bank of China published the Regulations on the Local Financial Supervision and Administration (Draft for Comments), which requires that, among others, (i) six types of financial organizations, including financing guarantee companies, are deemed as local financial organizations, and the incorporation of local financial organizations should be approved by the competent provincial regulatory authorities before they apply for the business licenses, (ii) local financial organizations are required to operate their business within the area approved by the competent provincial regulatory authorities and are not allowed to conduct business across provinces in principle, and (iii) the rules for cross-province business carried out by local financial organizations should be formulated by the State Council or by the financial regulatory department of the State Council as authorized by the State Council. The financial regulatory department of the State Council will specify a transition period for local financial organizations that have carried out businesses across provinces to maintain compliance. Currently, our financing guarantee company provides services for loans to borrowers across provinces. As uncertainties remain regarding when these rules would be adopted and become effective, and to what extent we would be subject to these rules, we cannot rule out the possibility that we may be required to obtain additional licenses, permits, filings or approvals in the future. We cannot assure you that we will be able to comply with such regulations in all respects in a timely manner, or at all, and since our financing guarantee subsidiary has been playing an increasingly important role in our retail credit and enablement business, any failure to do so could materially impair our ability to conduct our business and materially and adversely affect our results of operations and financial condition.

We have modified our business model and practices in the past as a result of changes in laws, regulations, policies, measures and guidance, and we are subject to risks in connection with our discontinued products and historical practices. If any of our discontinued products and historical practices is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.

Given the complexities, uncertainties and frequent changes in PRC laws, rules, regulations, policies and measures, including changes in their interpretation and implementation, we have historically modified our business models and practices due to shifts in regulatory requirements and our strategies. Among wealth management products, we ceased to enable the offering of structured alternative products originated by financial institutions for individual investors, which we refer to as business-to-consumer, or B2C products, in the second half of 2017. We also ceased to enable the bank deposit products provided by our bank partners in December 2020. Among retail credit and enablement products, we ceased to enable the offering of peer-to-peer products in August 2019, as well as stopped using funding from peer-to-peer individual investors as a funding source for our retail credit and enablement business in 2019. As of December 31, 2021, no peer-to-peer products enabled by our company remained outstanding, and none of the new loans we have enabled since August 2019 were funded by peer-to-peer individual investors.

To facilitate the exit of investors after we discontinued our enablement of the offering of B2C products in the second half of 2017, we decided to repurchase certain trust plans, asset management plans and debt investments from our investors as a one-time event. The performance of these trust plans, asset management plans and debt investments, with an aggregate net balance of RMB1.0 billion as of December 31, 2022, may continue to have an adverse impact on our financial condition. We are currently pursuing claims against the debtors related to some of our historical B2C products. While none of these claims is considered material to our business on an individual basis, the overall results of these ongoing litigations may have continued impact on our financial condition. We are currently unable to estimate the possible outcome or possible range of recovery, if any, associated with the resolution of these cases, and adverse outcome of our claims could have a material adverse effect on our business, results of operations, cash flows and reputation.

We ceased using individual funding as a funding source for loans in 2019 in response to new regulations on peer-to-peer lending. Under existing regulations, entities engaging in peer-to-peer lending are required to apply for record-filings with authorities. In addition, in January 2019, the PRC government issued the Notice on Further Implementing the Compliance Inspection and Follow-up Work of Peer-to-Peer Online Lending, which requires all peer-to-peer lending platforms to reduce the total outstanding peer-to-peer lending balance, the total number of borrowers, and the total number of individual investors. Three platforms operated by the consolidated affiliated entities were engaging in peer-to-peer lending services at that time. After close consultation with regulators, we ceased enabling new loans using peer-to-peer funding since August 2019, and as of December 31, 2022, none remained outstanding. Nevertheless, we cannot assure you that we will not be subject to fines or other regulatory penalties for our historical peer-to-peer loans. Any of such events may materially and adversely affect our client relationship, reputation, and business operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation, and we cannot assure you that our historical practices would not be deemed to be a violation of unannounced or retroactively applied laws and regulations, which may subject us to fines and other administrative sanctions and adversely affect our reputation, business prospects and financial condition.

Changes to our business model may subject us to similar risks with respect to our current products or services that we discontinue, including complaints from customers, damage to our brand, and regulatory scrutiny. See also “—We may be subject to risks due to the business conducted by our microloan subsidiaries prior to 2021.”

If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrowers’ creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans we enable for any other reason, our business and results of operations may be adversely affected.

Our ability to attract borrowers and funding partners and build trust in our capabilities is significantly dependent on our ability to effectively evaluate borrowers’ credit profiles and manage default risks. If any of our decision-making and scoring systems, including the algorithms, data processing and other technologies underlying our credit assessment and risk management model, contain programming or other errors, or are ineffective or the data provided by borrowers or third parties are incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans.

In addition, if we fail to discover borrower fraud or intentional deceit, the quality of our credit management may be compromised and we may be subject to liability under the relevant laws and regulations. We cannot assure you that we would not be subject to liability if we fail to detect any fraudulent behavior. If we incur such liabilities, our results of operations and financial condition could be materially and adversely affected.

The completeness and reliability of consumer credit history information in the PRC is relatively limited. The People’s Bank of China has developed and put into use a national personal and corporate credit information database which remains relatively underdeveloped. The information and data we obtain ourselves or from external parties for credit assessment and risk management purposes may be inaccurate or incomplete. We are also unable to accurately monitor whether a prospective borrower has obtained loans through online retail credit enablement platforms, creating the risk whereby a borrower may utilize our credit products to pay off loans from other sources. There is also a risk that, following our access to a borrower’s information, the borrower may have become delinquent in the payment of an outstanding obligation, defaulted on a pre-existing debt obligation, taken on additional debt, or sustained other adverse financial events.

In addition, various factors could affect our borrowers’ repayment ability, such as economic and other conditions affecting our borrowers and their businesses and industries, the cash flow of individual borrowers and the amounts and terms of the loans. If a borrower’s financial condition deteriorates after his or her loan application is approved, we may not be able to take sufficient and effective measures in time to prevent default on the part of the borrower. We may also be unable to monitor our borrowers’ actual use of the loans we enabled, verify if our borrowers have other undisclosed borrowings, or detect our borrowers’ suspicious or illegal transactions, such as money laundering activities in our business, which may expose us to financial and/or reputational damage. If we are unable to effectively maintain a reasonably low default rate for loans we enable, our financial condition, results of operations and business prospects may be materially and adversely affected.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 has had a severe and negative impact on the Chinese and the global economy since 2020. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including problems that may arise from the unwinding of those policies. The Federal Reserve has signaled its intention to raise interest rates in the United States. Recently, the Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. This conflict and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. In addition, SBOs as our customers are more vulnerable to changes in macroeconomic conditions. If macroeconomic conditions deteriorate, SBOs may be directly hit, which in turn may lead to higher default rates or decreasing borrowings. As a result, any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

A credit crisis or a prolonged downturn in the credit markets may materially and adversely impact our reputation, business, results of operations and financial position.

Our business is subject to credit cycles associated with the volatility of the overall economy. In particular, the operations of our business may be severely affected in a credit crisis or prolonged downturn in the credit markets. For example, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or losses for our funding partners, credit enhancement providers and us. In the event that the creditworthiness of our borrowers deteriorates or we cannot accurately track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be rendered ineffective. This in turn may lead to higher default rates and an adverse impact on our reputation, business, results of operations and financial position as well as our ability to retain existing or attract new funding partners and credit enhancement providers.

In addition, a credit crisis or prolonged downturn in the credit markets might cause tightening in credit guidelines, limited liquidity, deterioration in credit performance and increased foreclosure activities. Since we generate a large proportion of our income from fees charged for services, a decrease in loans enabled could cause a material decline in our income for the duration of a crisis or downturn. Funding partners and credit enhancement providers may increase their fees when they perceive heightened credit risks, which may have a material and adverse impact on our profitability. Moreover, a financial and credit crisis may be coupled with or trigger a downturn in the macroeconomic environment, which could cause a general decrease in lending and investment activities over a prolonged period of time and materially and adversely impact the industry we operate in. If a credit crisis or prolonged downturn were to occur, particularly in China’s credit markets, our business, financial performance and prospects may be materially and adversely affected.

Furthermore, a credit crisis may lead to fluctuations in interest rates. If the prevailing market interest rates rise while borrowers are unwilling to accept a corresponding increase in interest rates, funding partners may be deterred from providing funding. Funding from trusts may be more sensitive to volatility in the credit markets than funding from commercial banks or other financial institutions, and to the extent that we rely on funding from trusts, we may be unable to obtain sufficient funding for loans we enable. If our borrowers decide not to utilize our credit products because of increases in interest rates, our ability to retain existing borrowers and attract or engage prospective borrowers as well as our competitive position may be severely limited. We cannot assure you that we will be able to effectively manage such interest rate risk at all times or pass on any increase in interest rates to our borrowers. If we are unable to effectively manage such an increase, our business, profitability, results of operations and financial condition could be materially and adversely affected. If the prevailing market interest rates decrease and we fail to adjust the interest rates for borrowers, prospective borrowers may choose to borrow from other sources to take advantage of the lower funding cost offered elsewhere. As a result, any fluctuation in the overall interest rate environment may discourage borrowers from making credit applications from us or utilize their approved credit, which may adversely affect our business.

Our transaction process may result in misunderstanding among our borrowers.

Our paperless application process is implemented primarily on our mobile apps, which involves certain inherent risks. Our borrowers may not read the electronic agreements closely, which may result in misunderstanding of certain terms and conditions. Furthermore, information in our product promotion materials and on our app may result in misunderstanding among our borrowers and be deemed misleading. Borrowers may be confused by the fee structure that is applied to their loans or allege that the fees were not presented and explained in a transparent manner. If the government authorities or the courts determine that information disclosed in our product promotion materials and on our app is misleading, the courts may support the borrower’s request to rescind the agreement or determine a lower interest and service fee to be payable by the borrower, and we may be subject to fines and penalties by the courts and government authorities for the misleading promotion. In addition, misunderstandings may give rise to negative publicity and complaints among our borrowers, harm our brand name and reputation and in turn hurt our ability to retain and attract borrowers, which could have a material adverse effect on our business, financial condition and results of operations.

Information regarding individuals to whom we provide our financial services may not be complete, and our ability to perform due diligence, detect borrower fraud or manage our risks may be compromised as a result.

Our operations depend heavily on the effectiveness of our KYC (know-your-customer), KYB (know-your-business) and other due diligence efforts. For example, we rely on our KYC and KYB data to assess borrowers’ creditworthiness for our retail credit and enablement business. We also rely on borrowers themselves and our internal and external data sources to conduct due diligence and verify the information obtained. For more details, see “Item 4. Information on the Company—B. Business Overview—How We Enable Our Institutional Partners—Credit Analytics—Data.” Incomplete or inaccurate information may not only result in additional efforts and related costs, but may also undermine the effectiveness of our KYC, KYB and other due diligence efforts. We cannot assure you that we will uncover all material information necessary to make fully informed decisions, nor can we assure you that our KYC and KYB will be sufficient to assess borrowers’ creditworthiness or detect fraud committed by borrowers in all cases. In addition to the risk of default, there is a risk that ineffective KYC, KYB and other due diligence efforts could expose us to scrutiny from regulators regarding the suitability of borrowers for whom we enable loans. Any such failures could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our ability to collect delinquent loans is impaired, or if there is actual or perceived misconduct in our collection efforts, our business, financial condition and results of operations might be materially and adversely affected.

We have implemented payment and collection policies and practices work, we retain both an internal collection team and outsource part of collection work to third parties. We cannot assure you that we will be able to collect payments on the transactions we enable as expected. In addition, we aim to control bad debts by utilizing and enhancing our credit assessment system rather than relying on collection efforts to maintain healthy credit performance. As such, our collection team may not possess adequate resources or workforce to collect payment on the loans we enabled. If we fail to adequately collect amounts owed, payments of principals and retail credit service fees may be delayed or reduced and our results of operations will be adversely affected. If the quality of our loan portfolio were to deteriorate as a result of ineffective collection, our funding partners and credit enhancement providers may decide not to continue to cooperate with us. See “—If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrowers’ creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans we enable for any other reason, our business and results of operations may be adversely affected.” If the volume of loans we enable grows in the future, we may devote additional resources into our collection efforts. However, there can be no assurance that we would be able to utilize such additional resources in a cost-efficient manner.

The labor intense nature of collection work also makes it susceptible to disruption during emergencies, including during public health crises and similar events. Our collection team was not always capable of operating at full efficiency during the COVID-19 pandemic. In addition, the PRC government may curb our collection efforts during emergencies as a form of relief for borrowers, which may prevent us from collecting debts in a timely fashion or at all.

Moreover, the current regulatory regime for debt collection in the PRC remains unclear and continues to evolve. The Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, and subsequent rules and regulations provide that no institution or third-party agency shall collect loans by actual or threatened violence, intimidation, insult, defamation, harassment, disseminating private information, or other ways that cause harm. The Notice on Strengthening the Supervision and Management of Microloan Companies, issued by the China Banking and Insurance Regulatory Commission in September 2020, provides that microloan companies and third-party loan collection agencies may not collect loans by violence, or threats of violence, or intentionally inflicting bodily injury, or infringing upon personal freedom, or illegally occupying property, or interfering with daily life through insults, slander, harassment, or illegal infringement on privacy, or other illegal methods. However, there is uncertainty with respect to the definition and interpretation of the prohibited conducts. We may also be subject to new regulations that require licenses or certain qualifications for conducting a loan collection business. Also, we cannot assure you that our collection team or third-party collection service providers have not engaged in or will not engage in any aggressive practices or misconduct as part of their collection efforts. Any such historical or future misconduct by our collection team or the third-party service providers we work with, or the perception that our collection practices are aggressive or not compliant with the relevant laws and regulations, may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to decrease in the willingness of prospective borrowers to apply for loans, as well as orders of suspension or rectification, cancelation of qualifications or fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

We have extensive cooperation with Ping An Group in our business. If such cooperation is subject to any change or if Ping An Group cannot continue to support us, our business, financial performance and results of operations may be adversely affected.

We have extensive history and business relationships with Ping An Group and its related parties. Our strategic partnership with Ping An Group has contributed to our growth significantly. We provided a number of services, including loan account management, borrower referral service, wealth management product enablement, technology support and other services, to Ping An Group in 2020, 2021 and 2022. Ping An Group also provided us with technology support, payment, custodian, customer acquisition and other services during the same periods.

There can be no assurance that Ping An Group will maintain its influence over us or will continue to support our business. If our relationship with Ping An Group or its related parties deteriorates and we are no longer able to access Ping An Group’s or its related parties’ services or continue to provide our services to them, we may not be able to continue certain of our business lines, which may have significant adverse impact on our business and results of operations. When entities within Ping An Group or its related parties which serve as our business partners and suppliers modify their fee structures or otherwise change their cooperation model with us, our business, results of operations and financial condition are affected, sometimes adversely and sometimes to a material extent. We may also face competition in a number of areas, including innovations in our businesses, which may be replicated quickly by our competitors, including members of Ping An Group or its related parties. Such competition may adversely affect our competitive position and business prospects.

Our cooperation with various third parties is integral to the smooth operation of our business. If these third parties fail to perform or provide reliable or satisfactory services, our business, financial condition and results of operations may be materially and adversely affected.

We rely on third-party business partners and service providers, including Ping An Group, to operate various aspects of our business. In particular, third parties provide us with funding and credit enhancement for our SBO financial services business. Furthermore, third-party service providers maintain part of our technology systems and we rely on third parties for secure fund management and online payment and settlement.

Our relationships with various third parties are integral to the smooth operation of our business. Most of our agreements with third-party service providers are non-exclusive and do not prohibit third-party service providers from working with our competitors or from offering competing services. If our relationships with third-party service providers deteriorate or third-party service providers decide to terminate our respective business relationships for any reasons, such as to work with our competitors on more exclusive or favorable terms or if they themselves become our competitors, our operation may be disrupted. In addition, our third-party service providers may not meet the standards that we expect and require under our agreements, and disagreements or disputes may arise between us and the third-party service providers.

For example, our third-party credit enhancement providers may limit the credit enhancement services available to our borrowers in the future, and regulatory authorities may limit our third-party credit enhancement providers’ ability to provide services to us. In addition, we may be subject to the cyclical fluctuation of the credit enhancement industry. For the most part, we rely on Ping An P&C, a member of Ping An Group, to supply credit enhancement. Of the 76.1% of outstanding loans we enabled under our Puhui brand as of December 31, 2022 that were guaranteed or insured by third-party credit enhancement providers, Ping An P&C provided 70.6% of the third-party credit enhancement, while 5.5% was guaranteed or insured by other third parties. If (i) there is a cyclical downturn in the credit enhancement industry, or (ii) our partners cannot provide as much credit enhancement as our borrowers need, our business, financial condition and results of operations will be adversely affected.

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

If we are unable to maintain or increase the amount of loans we enable or if we are unable to retain existing borrowers or attract new borrowers, our business, financial condition and results of operations will be adversely affected.

The volume of new loans we enable is one of the key metrics for our financial performance. Our total volume of new loans grew from RMB565.0 billion in 2020 to RMB648.4 billion in 2021, then decreased to RMB495.4 billion (US$71.8 billion) in 2022. The success of our business depends on whether we can retain existing borrowers and continually attract additional borrowers and funding partners.

If there are insufficient qualified loan requests, funding partners may be unable to deploy their capital through loans we enable in a timely or efficient manner and may seek other opportunities, including those offered by our competitors. Conversely, if there are insufficient commitments from funding partners, borrowers may not obtain enough capital through loans we enable and may turn to other sources for their needs.

The overall transaction volume may be affected by the following factors:

•	our brand recognition and reputation;

•	the cost the borrowers bear;

•	the return rates offered to funding partners relative to market rates;

•	the financing service fees charged;

•	our efficiency in acquiring and engaging prospective borrowers;

•	our ability to grow our SBO ecosystem and convert ecosystem participants to active borrowers;

•	utilization of the credit we approve;

•	the effectiveness of our credit assessment model and risk management system;

•	our ability to secure sufficient and cost-efficient funding;

•	borrowers’ experience on our mobile apps; and

•	the PRC regulatory environment governing our industry and the macroeconomic environment.

In connection with the introduction of new products or in response to general economic conditions, we may impose more stringent borrower or product provider qualifications to ensure the quality of the transactions we enable, which may negatively affect the growth of transactions we enable.

If any of our current borrower acquisition channels becomes less effective, or any of our borrower acquisition channel partners are no longer able or willing to continue to work with us for regulatory or other reasons, or we are otherwise unable to continue to use any of these channels, or we are not successful in using new channels, we may not be able to attract new borrowers and funding partners in a cost-effective manner or convert potential borrowers into active borrowers, and may lose our existing borrowers to our competitors. If any of the above occurs, we may be unable to increase our loan transaction volume and income as we expect, and our business and results of operations may be adversely affected.

The retail credit and enablement service fees we charge may decline in the future due to factors beyond our control and any material decrease in such service fees could harm our business, financial condition and results of operations.

We generate a significant part of our income from service fees we charge. In 2022, retail credit and enablement service fees accounted for 49.2% of our total income. Any material decrease in our retail credit and enablement service fees would have a substantial impact on our income and profitability. For example, our borrowers’ repayment behaviors and early repayment options affect the effective tenors of the loans we enable. Borrowers’ early repayments of loans reduce the number of months that our retail credit and enablement service fees or interest income can be recognized and thus affect the total amount of our fees and interest income in absolute terms. In the event that the amount of retail credit and enablement service fees we charge for loans we enabled decrease significantly in the future and we are not able to reduce our costs and expenses, our business, financial condition and results of operations will be harmed.

The level of retail credit and enablement service fees we charge may be affected by a variety of factors, including our borrowers’ creditworthiness, the competitive landscape of our industry, the availability of funding and existing or new regulatory requirements. Our retail credit and enablement service fees may also be affected by changes in product and service mix and changes to our borrower engagement initiatives. Our competitors may offer more attractive fees, which may require us to reduce our retail credit and enablement service fees to compete effectively. Furthermore, as our borrowers establish their credit profile over time, they may qualify for and develop other consumer financing solutions with lower fees, including those offered by traditional financial institutions. In addition, our retail credit and enablement service fees are sensitive to many macroeconomic factors that are beyond our control, such as inflation, recession, the performance of credit markets, global economic disruptions, unemployment and fiscal and monetary policies. If the service fees we charge decrease significantly due to factors beyond our control, our business, financial condition and results of operations will be materially and adversely affected.

Failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of data and personal information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we operate have implemented and are considering a number of legislative and regulatory proposals concerning data protection.

In recent years, the PRC government has tightened the regulation of the storage, sharing, use, disclosure and protection of personal data and user data, particularly personal data obtained through individuals’ use of websites and online services. Relevant PRC laws and regulations require internet service providers and other network operators to clearly state the authorized purpose, methods and scope of the collection and usage of personal data and obtain the consent of users for the processing of this personal data, as well as to establish user information protection systems with remedial measures. The Cybersecurity Law became effective in June 2017 and requires network operators to follow the principles of legitimacy in collecting and using personal information. On June 10, 2021, the Standing Committee of the National People’s Congress of the PRC published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, and prohibits any individual or entity in China from providing data stored in China to foreign judicial or law enforcement departments without the approval of competent authorities in China. Moreover, on August 20, 2021, the Standing Committee of the National People’s Congress of the PRC issued the Personal Information Protection Law, which took effect on November 1, 2021, which further details the general rules and principles on personal information processing and further increases the potential liability of personal information processor.

On December 28, 2021, the Cybersecurity Administration of China and twelve other government authorities published a new version of the Cybersecurity Review Measures, which replaced the Cybersecurity Review Measures published in 2020 and became effective on February 15, 2022. In accordance with the Cybersecurity Review Measures, critical information infrastructure operators that intend to purchase internet products and services and online platform operators engaging in data processing activities, which affects or may affect national security, must be subject to cybersecurity review. Additionally, the Cybersecurity Review Measures also grant the Cybersecurity Administration of China and other competent authorities the right to initiate a cybersecurity review without application, if any member organization of the cybersecurity review mechanism has reason to believe any internet products, services or data processing activities affect or may affect national security. The PRC government authorities may have wide discretion in the interpretation of “affect or may affect national security.” If any of our business are deemed to “affect or may affect national security,” we may be subject to cybersecurity review. The Cybersecurity Administration of Chin also publicly solicited comments, on November 14, 2021, on the Regulations on the Administration of Cyber Data Security (Draft for Comments), which have not yet been promulgated into law as of the date of this annual report.

Furthermore, on December 13, 2022, the Ministry of Industry and Information Technology released the Administrative Measures for Data Security in Industry and Information Technology Sectors (Trial), or the Data Security Measures, which came into effect on January 1, 2023. The measures apply to data management in certain industries, including telecommunication sectors, where certain data we process is generated from. The Data Security Measures set out three categories of data: ordinary data, important data and core data. The processing of important data and core data is subject to certain filing and reporting obligations. Since the categories of important data and core data have not been released, it is uncertain how the measures will be interpreted and implemented. We have sorted and cataloged data we process and will take further measures as required.

On July 7, 2022, the Cybersecurity Adminstration of China promulgated the Measures on Security Assessment of Outbound Data Transfer, or the Measures on Security Assessment of Outbound Data Transfer, effective September 1, 2022. These measures shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients, or the outbound data transfer. Where there are other provisions in laws and administrative regulations, such other provisions shall prevail. These Measures specify that an outbound data transfer by a data processor that falls under any of the following circumstances, the data processor shall apply to the Cybersecurity Adminstration of China for the security assessment via the local provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than 1,000,000 people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the Cybersecurity Adminstration of China. There is no outbound data transfer involved during our daily business operations.

On February 22, 2023, the Cyberspace Administration of China issued the Measures for Standard Contract for Outbound Data Transfer of Personal Information, which will come into effect on June 1, 2023. The measures provide a transitional period of six months from the effective date for companies to take necessary measures to comply with the requirements. According to the measures, in the cases where a personal information processor provides personal information abroad by concluding a standard contract, the contract should be concluded in strict compliance with the form Standard Contract, which is attached as an annex to the measures. The measures further provide that personal information processors may agree on other terms with overseas recipients, but they should not conflict with the Standard Contract. According to the measures, the personal information processor should within ten working days from the effective date of the standard contract, file with the local provincial network information department and submit the standard contract and personal information protection impact assessment report for record.

The relevant regulatory authorities in China continue to monitor websites and apps in relation to the protection of personal information and data, privacy and information security, and may impose additional requirements from time to time. There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with our current policies and practices or require changes to the features of our system. As a result, we cannot assure that our existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations. If we are unable to address any information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our borrowers and institutional partners to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We collect, process and store significant amounts of personal information and data concerning our borrowers and investors, as well as personal information and data pertaining to our business partners and employees. Compliance with applicable personal data and data security laws and regulations is a rigorous and time-intensive process. As global data protection laws and regulations increase in number and complexity, we cannot assure you that our data protection systems will be considered sufficient under all applicable laws and regulations due to factors including the uncertainty of the interpretation and implementation of these laws and regulations. Furthermore, we cannot assure you that the information we receive from our third-party data partners are obtained and transmitted to us in full compliance with relevant laws and regulations. Moreover, there could be new laws, regulations or industry standards that require us to change our business practices and privacy policies, and we may also be required to put in place additional mechanisms ensuring compliance with new data protection laws, all of which may increase our costs and materially harm our business, prospects, financial condition and results of operations. We will actively monitor future regulatory and policy changes to ensure strict compliance with all then applicable laws and regulations. However, as the regulatory authorities have wide discretion on the interpretation and implementation of the applicable laws and regulations, we cannot assure you that the regulatory authorities will form the similar opinions as ours. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, result in the delayed or halted processing of personal data that we need to undertake to carry on our business, as well as the forced transfer or confiscation of certain personal data.

Misconduct and errors by our employees and our third-party business partners and service providers could subject us to liability and harm our business and reputation.

We operate in an industry in which integrity and the confidence of our borrowers and institutional partners are of critical importance. During our daily operations, we are subject to the risk of errors, misconduct and illegal activities by our employees and third-party business partners and service providers, including:

•	engaging in misrepresentation or fraudulent activities when marketing our products or performing our services to borrowers;

•	improperly acquiring, using or disclosing confidential information of our borrowers or other parties;

•	failing to report conflicts of interest accurately or timely;

•	concealing unauthorized or unsuccessful illegal activities; or

•	otherwise not complying with applicable laws and regulations or our internal policies or procedures.

We have used and continue to use of third-party sales channels for some of the products we enable. Our ability to supervise third parties is limited. If third-party sales agents misrepresent the terms and conditions of the loans we enable or the risks of the wealth management products we enable, customers may be unable to repay their loans or they may lose money on their investments. If customers seek to hold us responsible through the courts, the government or the media, we may incur legal liability, we may be required to indemnify customers for their losses and our reputation may be damaged.

Errors, misconduct and illegal activities by our employees, or even unsubstantiated allegations of them, could result in a material adverse effect on our reputation and our business. It is not always possible to identify and deter misconduct or errors by employees or third-party partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees engages in misrepresentation, illegal or suspicious activities or other misconduct, we could suffer economic losses and may be subject to regulatory sanctions and significant legal liability, and our financial condition, customer relationships and our ability to attract new customers may be adversely affected as a result. If any sanction was imposed against an employee during his employment with us, even for matters unrelated to us, we may be subject to negative publicity which could adversely affect our brand, public image and reputation, as well as potential challenges, suspicions, investigations or alleged claims against us. We could also be perceived to have enabled or participated in the misrepresentation, illegal activities or misconduct, and therefore be subject to civil or criminal liability. See “—Fraudulent activities on our mobile apps could negatively impact our operating results, brand and reputation and cause the use of our retail credit and enablement products and services to decrease.” In addition, if any third-party business partners or service providers become unable to continue to provide services to us or cooperate with us as a result of regulatory actions, our business, results of operations and financial condition may also be materially and adversely affected.

We and our directors, management and employees have been and may continue to be subject to complaints, claims, controversies, regulatory actions, arbitration and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation.

We and our directors, management and employees have been and may continue to be subject to or involved in various complaints, claims, controversies, regulatory actions, arbitration, and legal proceedings. Complaints, claims, arbitration, lawsuits and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claims would develop into lawsuits or regulatory penalties and other disciplinary actions. Lawsuits, litigations, arbitration and regulatory actions may cause us to incur substantial costs or fines, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, or materially modify or suspend our business operations, any of which could materially and adversely affect our financial condition, results of operations and business prospects. A significant judgment or regulatory action against us or a material disruption in our business arising from adverse adjudications in proceedings against our directors, officers or employees would have a material adverse effect on our liquidity, business, financial condition, results of operations, reputation and prospects.

Defending litigation or other claims against us is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. For example, we may not have kept sufficient or complete record to defend ourselves against potential claims from borrowers or investors who used our services. Such claims may result in liability and harm our reputation. In addition, there can be no assurance that we will be successful in the claims we pursue against delinquent borrowers or other parties. Any resulting liability, losses or expenses, or changes required to our businesses to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects. There remain uncertainties in the interpretation of PRC laws in different jurisdictions, and an adverse outcome of a single claim against us in one jurisdiction regarding our business practices may result in significant negative publicity and heightened scrutiny by regulators and courts of our business and operations across the country, or potential penalties or other regulatory actions against us. Any of such outcomes may cause significant disruptions to our operations and materially and adversely affect our results of operations and financial condition.

We may be subject to claims under consumer protection laws and regulations.

The PRC government, media outlets and public advocacy groups have been increasingly focused on consumer protection, especially on financial consumer protection, in recent years. On November 21, 2020, the Inspection Office of General Office of the State Council and the General Office of the China Banking and Insurance Regulatory Commission issued a public announcement regarding non-compliance by certain banks and financial institutions that increased the financing cost of small and micro business owners. The announcement said that loan products offered to small and micro business owners by a certain bank and enabled by Puhui, as a cooperative institution, had been compulsorily bundled with insurance products and a high rate of service fees had been charged, resulting in increasing comprehensive financing costs to the borrowers. We modified our cooperation model with banks such that loan products issued by such institutions that we enable provide several options of insurance companies for borrowers to choose from. Nevertheless, any customer complaints, negative media coverage and claims or litigations as a result of alleged violation of consumer protection laws and regulations may materially harm our reputation and have an adverse impact on our business, results of operations and financial condition. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to the Protection of Consumers Rights and Interests.”

If the products and services we offer do not maintain or achieve sufficient market acceptance, or if we are unable to effectively manage complaints and claims against us, our financial results and competitive position will be harmed.

We have devoted significant resources to, and will continue to put an emphasis on, upgrading and marketing the existing financial services products available on our mobile apps and our services as well as enhancing their market awareness. We also incur expenses and expend resources to develop and market new products and services that incorporate additional features, improve functionality or otherwise make our mobile apps more attractive to borrowers and funding providers. Nevertheless, products and services we offer may fail to attain sufficient market acceptance for many reasons, including:

•	users may not find the terms of retail credit products we offer competitive or appealing;

•	we may fail to predict market demand accurately and provide products and services that meet this demand in a timely fashion;

•	borrowers and funding partners using our mobile apps may not like, find useful or agree with the changes we adopt from time to time;

•	there may be defects, errors or failures on our mobile apps;

•

there may be negative publicity, including baseless or ill-intentioned negative publicity, about the products or services available on our mobile apps, or the performance or effectiveness of our mobile apps; and

•	regulations or rules applicable to us may constrain our operations and growth.

We launched a new small business owner value-added services platform in November 2022 to foster the growth of an SBO ecosystem, and we have begun to bring in additional service providers to give SBOs access to broader offerings beyond financial products. These include a forum for information exchange, social networking and a suite of digital SaaS solutions. Our goal is to provide SBOs the necessary connectivity and tools for more effective customer acquisition, easier transaction making and overall improved efficiency. There is no assurance that SBOs will find these products, services and solutions attractive or that the SBO ecosystem will contribute to our ability to acquire borrowers or improve our financial performance.

In addition, we have been subject to and may continue to face borrower and investor complaints, negative media coverage and claims or litigation. Large-scale complaints and negative publicity about us could materially harm acceptance of the products and services on our mobile apps. Short sellers may publish, circulate or otherwise amplify negative publicity about us in order to drive down the market value of our ADSs and ordinary shares and profit from their short positions. Any complaint or claim, with or without merit, could be time-consuming and costly to investigate or defend, and may divert our management’s and employees’ time and attention, draw scrutiny, penalties or other disciplinary actions from regulatory bodies and materially harm our reputation. See “—We and our directors, management and employees have been and may continue to be subject to complaints, claims, controversies, regulatory actions, arbitration and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation” and “—Our business, financial condition, results of operations and prospects may be adversely affected as a result of any failure to protect or promote our brand and reputation, or negative media coverage of our industry or our principal shareholders.” In such events, our competitive position, results of operations and financial condition could be materially and adversely affected.

We are subject to risks related to our investment advisory business.

Some of our consolidated entities have conducted an investment advisory-related business in mainland China and in Hong Kong, and we may be required to indemnify clients to whom we provide investment advisory services in events of breach of contract or default by other parties to the investment agreements as a result of our contractual obligations. If such events occur, our business, results of operations and financial condition may be materially and adversely affected.

We face competition in the SBO financial services industry.

The SBO financial services industry in China is becoming increasingly competitive. We compete primarily with non-traditional financial service providers such as MYbank, WeBank, Du Xiaoman Financial and JD Technology and with traditional financial institutions, such as traditional banks, which are focused on retail and SMB lending. Many non-traditional financial service providers trace their origins back to services offered by a technology company, so they tend to compete with us in segments of the market that are more amenable to purely technological solutions and do not necessarily require strong financial expertise. Banks may compete with us as lenders or cooperate with us as funding partners. The PRC government is encouraging banks to increase their lending to the small business sector, which may cause them to pay more attention to the kinds of borrowers that we target than they have in the past. In addition, decreases in the maximum APR that can be charged to borrowers and our own increasing focus on high-quality borrowers to maintain credit quality may also cause our target borrowers to overlap more with those that banks have targeted in the past. Some of our larger competitors have significant financial resources to support heavy spending on sales and marketing and to provide more services to customers. We believe that our ability to compete effectively for borrowers depends on many factors, including the variety of our products, user experience on our mobile apps, effectiveness of our risk management, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brand. Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees. Failure to compete effectively in our industry can lead to reduced income and market recognition, and result in material and adverse impact on our business, financial condition and results of operations.

As we continue to expand our business, we may enter into new business lines and offer new products or services. Development and innovation in our business may expose us to new challenges and risks, including regulation or supervision of regulatory authorities.

We may expand into new business lines as we continue to grow and offer new products and services to our customers in the future. The entry into new areas of business and introduction of new products and services may have inherent and unforeseeable risks and may bring the attention of regulatory authorities. Regulatory measures may impede the conduct of our new businesses and render future innovation unsuccessful. New business operations, products and services also require significant expense and resources to attract and acquire customers, and they may fail to gain market acceptance for a variety of reasons:

•

our estimate of market demand may not be accurate so that we may not be able to launch products and services that align with and meet specific market demand, or there may not be sufficient market demand for our new business operations;

•	changes on our mobile apps, including the introduction of new services and mobile app functions, may not be favorably accepted by existing users;

•	we may fail to properly assess creditworthiness of new borrowers, or accurately price new loan products;

•	negative publicity or news about our existing products and services may dissuade customers from trying new products and services;

•	we may experience delays in launching the new business operations or loan and investment products or services; and

•	our competitors may offer products and services that are more attractive.

If our current or future products and services are not sufficiently attractive to our customers, become obsolete or fail to satisfy the demands of borrowers, we may be unable to successfully compete. Our market share may decline, and our business, financial condition and results of operations will be materially affected.

Fraudulent activities on our mobile apps could negatively impact our operating results, brand and reputation and cause the use of our retail credit and enablement products and services to decrease.

We are subject to risks associated with fraudulent activities on our mobile apps as well as risks associated with handling borrower and client information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Fraudulent information such as fake identification information and fraudulent credit card transaction records and statements could compromise the accuracy of our credit analysis and adversely affect the effectiveness of our control over our delinquency rates. See “—If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrowers’ creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans we enable for any other reason, our business and results of operations may be adversely affected.” Third parties and our employees may also engage in fraudulent activities, such as conducting organized fraud schemes and fraudulently inducing funding partners to lend. In addition, a significant increase in high profile fraudulent activities could negatively impact our brand name and reputation, discourage funding partners and borrowers from extending credit on or using our mobile apps, lead to regulatory intervention, significantly divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our business, results of operations and financial condition could be materially and adversely affected.

If we fail to protect our mobile apps or the confidential information of our borrowers, whether due to cyber-attacks, computer viruses, physical or electronic break-in, breaches by employees and third parties or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected.

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

In addition, we collect, store and process certain personal and other sensitive data concerning our borrowers and investors, which makes us a potentially vulnerable target to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions, some of which could breach our security measures. Because the techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may not be able to anticipate these techniques or implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to or sharing of confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. In addition, leakages of confidential information may be caused by third-party service providers or business partners. If security measures are breached because of third-party action, employee misconduct or error, failure in information security management, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers and institutional partners could be severely damaged, we may become susceptible to future claims if our borrowers and institutional partners suffer damages, and could incur significant liability, and our business and operations could be adversely affected.

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

Any failure to obtain, renew or retain requisite approvals, licenses or permits applicable to our enablement of wealth management products may have a material adverse effect on our business, financial condition and results of operations.

The internet-related laws and regulations issued by PRC government are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Currently, there has been no specific regulation pertaining to the requisite approvals, licenses or permits applicable to a mobile app like Lufax App. However, new laws, rules, regulations, measures, polices or interpretations may arise from time to time in the future. We may be required to obtain various approvals, licenses and permits from different regulatory authorities in order to offer certain categories of our wealth management products online.

Due to the complexities, uncertainties and frequent changes in laws, rules, regulations and their interpretation and implementation, we may not always be able to obtain all the applicable approvals, licenses and permits, and we may be penalized by governmental authorities for facilitating products or providing services without proper approvals, licenses or permits. For example, we cannot assure you that we will not be required to obtain any additional ICP license or additional license for value-added telecommunications services covering online data processing and transaction processing business for our current wealth management business operations. Moreover, as we continue to increase the product and service selection on our mobile apps, we may also become subject to new or existing laws and regulations that did not affect us in the past. Failure to obtain, renew, or retain requisite licenses, permits or approvals may adversely affect our ability to conduct or expand our business.

In addition, we have upgraded and moved our wealth management investors’ balances from our system, which we offered as an add-on service to streamline our investors’ subscription process at their consent, to bank accounts with a commercial bank for substantially all of our active investors. With this new service, our investors can use their bank account balances to directly purchase wealth management products displayed on our mobile apps. However, our historical practice of allowing our investors to top-up and transfer their balances on our system to purchase wealth management products and withdraw the funds to their bank accounts may be deemed to be engaging in payment services without having obtained the required licenses in violation of Administrative Measures for the Payment Services Provided by Non-financial Institutions and the Notice of the General Office of the People’s Bank of China on Further Strengthening the Disciplinary Action against Unlicensed Transaction of Payment Business. Thus, we cannot be certain that the measures or the circular will not apply or that our past practices would not be deemed to violate any existing or future laws, regulations and rules or subject us to regulatory penalties.

The wealth management products displayed on our mobile apps involve various risks, and failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

We display a broad variety of wealth management products on our mobile apps, including asset management plans, mutual funds, private investment funds and trust products, among others. These products often have complex structures and involve various risks, including default risk, interest rate risk, liquidity risk and other risks. In addition, third parties we collaborate with might be confronted with liquidity risks, which may expose our investors to the liquidity risks in the products we display on our mobile apps. Moreover, the wealth management products available on our mobile apps are also subject to systematic risk and market volatility, which may reduce the value of the investments of our investors regardless of the performance or profitability of the businesses underlying such investment products.

Neither the principal nor the return of the wealth management products available on our mobile apps is guaranteed by us. Nevertheless, our investors may attempt to hold us responsible for their losses, which could harm our reputation and result in reduced traffic to our mobile apps. Furthermore, we may face pressure from regulatory authorities to share losses incurred by our investors in order to maintain social harmony and financial market stability, which can have a material and adverse impact on our business, results of operations and financial condition.

In addition, our suitability management and transparent disclosure policies and procedures may not be fully effective in mitigating suitability-related risks in all scenarios. If we or our customer service personnel are found to have engaged in suitability-related misconduct, we may be held responsible when our investors incur losses, and our reputation, client relationships, business and prospects will be materially and adversely affected. For more details on risks relating to our product risk management, see “—Information regarding individuals to whom we provide our financial services may not be complete, and our ability to perform due diligence, detect borrower fraud or manage our risks may be compromised as a result.”

Our business, financial condition, results of operations and prospects may be adversely affected as a result of any failure to protect or promote our brand and reputation, or negative media coverage of our industry or our principal shareholders.

Our reputation and brand recognition plays an important role in earning and maintaining the trust and confidence of our existing and potential borrowers and institutional partners. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by borrowers, users or other third parties, employee misconduct, and perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of products and services available on our mobile apps may not be the same as or better than those available elsewhere can also damage our reputation. Moreover, any negative media publicity about the financial services industry in general or product or service quality problems of others in our industry, including our competitors, may also negatively impact our reputation and brand. In addition, Ping An Group, one of our principal shareholders, may from time to time be subject to negative media coverage. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain users, customers, third-party partners and key employees could be harmed and, as a result, our business and income would be materially and adversely affected.

Ping An Insurance has considerable influence over us and our affairs and strategy and some of their interests may not be aligned with the interests of our other shareholders.

Ping An Insurance is one of our principal shareholders. As of February 28, 2023, the total of all the ordinary shares beneficially owned by Ping An Insurance, through An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited, was approximately 41.4% of our issued and outstanding ordinary shares. As a result, Ping An Insurance exerts considerable influence on our board of directors and management. They will continue to have considerable influence over our corporate affairs, including significant corporate actions such as mergers, consolidations, election of directors and amending our constitutional documents.

When exercising its rights as our shareholder, Ping An Insurance may take into account not only the interests of our company and our other shareholders but also its own interests, the interests of its shareholders and the interests of its other affiliates. The interests of our company and our other shareholders may conflict with the interests of Ping An Insurance and its shareholders and other affiliates. These types of conflicts may result in our losing business opportunities, including opportunities to enter into lines of business that may directly or indirectly compete with those pursued by Ping An Insurance or the companies within its ecosystem, and will limit your ability to influence corporate matters and may discourage, delay or prevent potential merger, takeover or other change of control transactions, which could have the effect of depriving holders of our ordinary shares or ADSs of the opportunity to sell their ordinary shares or ADSs at a premium over the prevailing market price.

Our shareholding structure is subject to further change, which could dilute the interests of existing shareholders or have a material adverse effect on our share price, our ability to raise funds and our funding costs.

On September 30, 2020, we issued automatically convertible promissory notes and optionally convertible promissory notes in a total principal amount of US$1,361,925,000 to certain holders of our Class C ordinary shares, in exchange for a total of 45,287,111 Class C ordinary shares held by them. The automatically convertible promissory notes were converted into 7,566,665 ordinary shares upon the closing of our initial public offering in November 2020. The optionally convertible promissory notes could be converted into an aggregate of 43,506,290 ordinary shares as of February 28, 2023. In October 2015, in connection with our acquisition of the retail credit and enablement business from Ping An Insurance, we issued convertible promissory notes in a total principal amount of US$1,953.8 million to China Ping An Insurance Overseas (Holdings) Limited, and subsequently China Ping An Insurance Overseas (Holdings) Limited agreed to transfer US$937.8 million of the outstanding principal amount of the convertible promissory notes and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited. In December 2022, our company, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited entered into an amendment and supplemental agreement to amend the terms of the convertible promissory notes, pursuant to which our company agreed to redeem 50% of the outstanding principal amount of the convertible promissory notes from China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited, and the remaining outstanding principal amount of the convertible promissory notes can be converted into the shares of our company at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in each of the convertible promissory notes. As of February 28, 2023, options to purchase a total of 14,435,896 ordinary shares and performance share units to receive a total of 2,320,547 ordinary shares were outstanding under the share incentive plans. In the event that the conversion of the optionally convertible promissory notes, the conversion of the convertible promissory notes we issued to China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited, exercise of the outstanding options or the vesting of performance share units happens, our shareholding structure may change and the shareholding percentage of our existing shareholders and investors will be diluted.

Further, the China Banking and Insurance Regulatory Commission promulgated the Measures for the Supervision and Administration of Insurance Group Companies on November 24, 2021 to strengthen the supervision and management of insurance companies. The measures restated that an insurance group company cannot hold a more than 25% shareholding in a non-financial enterprise or have a material influence in a non-financial enterprise, with certain exceptions. Ping An Insurance is one of our principal shareholders. As of February 28, 2023, the total of all the ordinary shares beneficially owned by Ping An Insurance, through An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited, was approximately 41.4% of our issued and outstanding ordinary shares. As the measures are relatively new, there are still uncertainties regarding its interpretation and implementation. If the government authorities determine that we are a non-financial enterprise, Ping An Insurance may need to adjust its shareholding percentage in our company. In the event that Ping An Insurance ceases to be our principal shareholder, we believe that our company can continue to maintain its collaborative relationship with Ping An Group on an on-going basis as our business and the business of Ping An Insurance are complementary and our business cooperation with Ping An Group is mutually beneficial. Through such cooperations, Ping An Group will continue to benefit from the revenue generated from the service fees charged for the provision of credit enhancement services to the borrowers we enable and the fees charged for the provisions of other services and products to us. In addition, Ping An Group will also continue to benefit from the services and products we provide to them. However, change in Ping An Insurance’s shareholding in our company could have a material adverse effect on our share price, our ability to raise funds and our funding costs.

We may be subject to risks due to the business conducted by our microloan subsidiaries prior to 2021.

Our three microloan subsidiaries stopped funding new loans in December 2020 in response to regulatory changes in China. We canceled the microloan business license held by our Shenzhen and Hunan microloan subsidiaries in May 2022 and April 2022, respectively, and we completed the de-registration of our Hunan microloan subsidiary at local Administration of Market Regulation in December 2022. Shenzhen microloan subsidiary is currently in the process of de-registration, which is estimated to be completed by the end of April 2023. Our application to change the business scope of our Chongqing microloan subsidiary to offline microloans has been approved. However, our microloan subsidiaries were and are subject to laws, regulations and supervision by national, provincial and local government and judicial authorities, and we may be subject to risks due to the business conducted by our microloan subsidiaries prior to 2021.

The Civil Code of the PRC provides that no interest shall be deducted from the principal of loans in advance, and if any interest amount is deducted, the amount of principal and interest to be repaid by the borrower shall be calculated based on the actual amount borrowed. The Notice on Specific Rectification Implementation Measures for Risk of Online Microloan Businesses of Microloan Companies further prohibits the upfront deduction of interest, commission fees, management fees or deposits from loans by microloan companies before they are released to the borrowers. Such prohibition is also highlighted by the Notice on Strengthening the Supervision and Management of Microloan Companies issued by the China Banking and Insurance Regulatory Commission in September 2020, which provides that where a microloan company has deducted any upfront fees in violation of rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interest and fees deducted, and the loan’s interest rate shall be calculated accordingly. Furthermore, Circular 141 prohibits third-party platforms that cooperate with banking institutions to enable loans from collecting interest or fees from borrowers. Historically, the service fees and interest payment for a small part of our retail credit and enablement services by our microloan subsidiaries were arranged to be paid by the borrowers simultaneously when the principals of the funds were released to the borrowers. We ceased this upfront deduction collection method in 2018 and, as of December 31, 2022, none of our outstanding loans had fees deducted up-front in the past. We have gradually adjusted to charge fees through our licensed financing guarantee subsidiaries since early 2018.

In addition, some of our microloan subsidiaries maintained leverage ratios that were above the maximum level allowed historically. Since 2021, we have modified our microloan companies’ business models in order to comply with the leverage ratio requirements and other laws, regulations, policies and measures for these companies in all of these jurisdictions. For example, on September 7, 2020, the China Banking and Insurance Regulatory Commission issued the Notice on Strengthening the Supervision and Management of Microloan Companies, or Circular 86. Adopted to regulate the operations of microloan companies, Circular 86 stipulates that the financing balance of a microloan company’s funding by bank loans, shareholder loans and other non-standard financing instruments shall not exceed such company’s net assets, and the financing balance of the microloan company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets. Local financial regulatory authorities may further lower the leverage limits mentioned above

On November 2, 2020, the China Banking and Insurance Regulatory Commission, the People’s Bank of China and other regulatory authorities released a consultation draft of the Interim Measures for the Administration of Online Microloan Business, which states that a microloan company must obtain the official approval of the China Banking and Insurance Regulatory Commission to conduct an online micro lending businesses outside the province where it is registered. In addition, the draft provides the statutory qualified requirements for an online microloan company, covering such things as registered capital, controlling shareholders, and use of the internet to engage in an online microloan business. In response to this, we stopped using our microloan subsidiaries to fund new loans in December 2020. As of December 31, 2022, the balance of legacy business of our Chongqing microloan subsidiary was RMB94.8 million. We have canceled the microloan business licenses held by our Shenzhen and Hunan microloan subsidiaries and we completed the de-registration of our Hunan microloan subsidiary at local Administration of Market Regulation in December 2022. Shenzhen microloan subsidiary is currently in the process of de-registration, which is estimated to be completed by the end of April 2023. We decided to de-register these two microloan subsidiaries due to the updates to our business model and our effort to optimize our organizational structure and management efficiency. We have also applied and obtained approval from the authorities regarding cancelation of the online loan business permit held by our remaining Chongqing microloan subsidiary. As a result, our Chongqing microloan subsidiary may only conduct an offline microloan business in the future.

On July 12, 2021, our Chongqing microloan subsidiary was fined RMB340,000 (US$49,295) by the Chongqing Branch of the People’s Bank of China for non-compliance that occurred in 2017, including, among other things, our overdue response to objections to personal credit information. As of the date of this annual report, we had paid the fine in full and completed the relevant rectification. We may be subject to further regulatory warnings, correction orders, condemnation and fines regarding our historical microloan business and may be required to further modify our business if our microloan company is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance in the future.

If we are unable to provide a high-quality customer experience, our reputation and business may be materially and adversely affected.

The success of our SBO financial services business largely depends on our ability to provide a high-quality customer experience, which in turn depends on factors such as our ability to provide a reliable and easy-to-use customer interface for our users, our ability to further improve and streamline our service process and our ability to continue to make available products and services at competitively low costs or high returns for our borrowers. If borrowers are not satisfied with our services, or if our system is severely interrupted or otherwise fails to meet their demand, our reputation could be adversely affected and we could fail to maintain user loyalty.

Our ability to provide high-quality customer experience also depends on the quality of the products and services provided by our business partners, such as third-party service providers who maintain our security systems and ensure confidentiality and security, over which we have limited or no control. In the event that a user is dissatisfied with the quality of the products and services provided by our business partners, we have limited means to directly make improvements in response to customer complaints, and our business, reputation, financial performance and prospects could be materially and adversely affected.

Furthermore, we depend on our customer service hotlines and online customer service centers to provide certain services to our users. If our customer service representatives fail to provide satisfactory services, or if waiting time is too long due to the high volume of calls from users at peak times, our brands and user loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brands and reputation and in turn cause us to lose users and market share. As a result, if we are unable to continue to maintain or enhance our user experience and provide a high quality customer service, we may not be able to retain borrowers or attract prospective borrowers, which could have a material adverse effect on our business, financial condition and results of operations.

Our success and future growth depend significantly on our marketing efforts, and if we are unable to promote and maintain our brands in an effective and cost-efficient way, our business and financial results may be harmed.

Our brand and reputation are integral to our acquisition of borrowers and institutional partners. We intend to invest in marketing and brand promoting efforts, especially in connection with the growth of our new ecosystem for small business owners and the introduction of new loan products. Our marketing channels include traditional marketing media, social media, word of mouth and channel partners. If our current marketing efforts and channels are less effective or inaccessible to us, or if the cost of such channels significantly increases or we cannot penetrate the market with new channels, we may not be able to promote and maintain our brands and reputation to maintain or grow the existing app user base.

Our efforts to build our brands have caused us to incur significant expenses. Our sales and marketing expenses reached RMB17.8 billion, RMB18.0 billion and RMB15.8 billion (US$2.3 billion) for the years ended December 31, 2020, 2021 and 2022, respectively. It is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased income in the immediate future or at all and, even if they do, any increases in income may not offset the expenses incurred. If we are unable to promote and maintain our brands and reputation in a cost-efficient manner, our market share could diminish or we could experience a lower growth rate than we anticipated, which would harm our business, financial condition and results of operations.

We may not be able to prevent others from making unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our software registrations, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. For example, we regularly file applications to register our trademarks in China, but these applications may not be timely or successful and may be challenged by third parties. Meanwhile, intellectual property rights and confidentiality protections in China may not be as effective as those in the U.S. or other jurisdictions for many reasons, including lack of procedural rules for discovery and evidence, and low damage awards. Implementation and enforcement of China intellectual property laws have historically been deficient and ineffective. As a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our income and competitive position. In addition, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

We cannot be certain that our operations or any aspects of our business have not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. From time to time in the future, we may be subject to legal proceedings, claims or penalties relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by the products and services available on our mobile apps or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in mainland China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

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

Our website, apps and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our website, apps and internal systems rely on software that is highly technical and complex. In addition, our website, apps and internal systems depend on the ability of the software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for use. Errors or other design defects within the software on which we rely may result in a negative experience for users and our funding and other business partners, delay introductions of new features or enhancements, result in errors or compromise our ability to protect data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of users or financial service provider partners or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

Any significant disruption in service on our website, apps or computer systems, including events beyond our control, could reduce the attractiveness of our services and solutions and result in a loss of users or financial service provider partners.

In the event of a system outage and physical data loss, the performance of our website, apps, services and solutions would be materially and adversely affected. The satisfactory performance, reliability and availability of our website, apps, services and solutions and the technology infrastructure that underlies them are critical to our operations and reputation and our ability to retain existing and attract new users and partners. Much of our system hardware is hosted in leased facilities located in Shanghai, Shenzhen and Hebei that are operated by our IT staff. We also maintain a real-time backup system and a remote backup system at separate facilities also located in Shanghai, Shenzhen and Hebei. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or other attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our facilities, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities.

Any interruptions or delays in the availability of our website, apps, services or solutions, whether accidental or willful, and whether as a result of our own or third-party error, natural disasters or security breaches, could harm our reputation and our relationships with users and partners. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage, and such recovery may take a prolonged period of time. These factors could damage our brand and reputation, divert our employees’ attention and subject us to liability, any of which could adversely affect our business, financial condition and results of operations.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our mobile apps. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our financial performance may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Our services depend on the effective use of mobile operating systems and the efficient distribution through mobile application stores, which we do not control.

Our products, services and solutions are available through our mobile apps. It is difficult to predict the problems we may encounter in developing mobile apps for newly released devices and mobile operating systems, and we may need to devote significant resources to the development, support and maintenance of such apps. We are dependent on the interoperability of providing our services on popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the accessibility of our services or give preferential treatment to competing products and services could adversely affect the usability of our services on mobile devices. In addition, we rely upon third-party mobile app stores for users to download our mobile apps. Consequently, the promotion, distribution and operation of our mobile apps are subject to app stores’ standard terms and policies for application developers. Our future growth and results of operations could suffer if it is difficult for our users to access and utilize our services on their mobile devices.

We may be held liable for information or content displayed on, retrieved from or linked to our mobile applications, which may materially and adversely affect our business and operating results.

Our mobile apps are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the Cybersecurity Adminstration of China in 2022. According to the APP Provisions, an App provider shall be responsible for the display results of the information content, and shall not generate or spread illegal information, and shall consciously prevent and resist illegal or harmful information. We cannot assure that with our internal control procedures in place screening the information and content on our mobile applications, all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the APP Provisions at all times. If our mobile applications were found to be violating the APP Provisions, we may be subject to penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

We make some use of open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

We make some use of software covered by open source licenses. Open source license terms are often ambiguous, and there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses. Therefore, the potential impact of such terms on our business is somewhat unknown. If portions of our proprietary software are determined to be subject to an open source license, we could be required to release the affected portions of our source code, re-engineer all or a portion of our technologies or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and loan products. There can be no assurance that efforts we take to monitor the use of open source software to avoid uses in a manner that would require us to disclose or grant licenses under our proprietary source code will be successful, and such use could inadvertently occur. This could harm our intellectual property position and have a material adverse effect on our business, results of operations, cash flow and financial condition. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated, and could adversely affect our business.

We may be subject to domestic and overseas anti-money laundering and anti-terrorist financing laws and regulations and any failure by us, funding partners or payment agents to comply with such laws and regulations could damage our reputation, expose us to significant penalties and decrease our income and profitability.

We are subject to anti-money laundering and anti-terrorist laws and regulations in PRC and other jurisdictions where we operate. We have implemented various policies and procedures in compliance with all applicable anti-money laundering and anti-terrorist financing laws and regulations, including internal controls and KYC procedures, for preventing money laundering and terrorist financing. In addition, we rely on our funding partners and payment agents, in particular banks and online payment companies that handle the transfer of funds from funding partners to the borrowers, to have their own appropriate anti-money laundering policies and procedures. Certain of our funding partners, including banks, are subject to domestic and overseas anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China, the Hong Kong Monetary Authority or the Indonesia Financial Services Authority.

Our anti-money laundering and anti-terrorist financing policies and procedures may not be completely effective in preventing other parties from using us, any of our users, clients or third-party partners as a conduit for money laundering (including illegal cash operations), terrorist financing or sanctioned activities without our knowledge. If we were to be associated with money laundering (including illegal cash operations), terrorist financing or sanctioned activities, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. In addition, the laws and regulations on anti-money laundering and anti-terrorist financing might be tightened in the future, which may impose more obligations on us and our users, clients and third-party partners. Even if we, our users, clients and business partners comply with the applicable domestic and overseas anti-money laundering laws and regulations, we may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that arises from any failure of other credit enablement businesses to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operations.

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

We evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our mobile apps and better serve borrowers and funding partners. If we fail to identify or secure suitable acquisition and business partnership opportunities or our competitors capitalize on such opportunities before we do, it could impair our ability to compete with our competitors and adversely affect our growth prospects and results of operations.

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

In addition, strategic investments and acquisitions will involve risks commonly encountered in business relationships. If we fail to properly evaluate and manage the risks, our business and prospects may be seriously harmed and the value of your investment may decline. Such risks include:

•	difficulties in assimilating and integrating the operation, personnel, systems, data, technologies, products and services of the acquired business;

•	inability of the acquired technologies, products or businesses to achieve expected levels of income, profitability, productivity or other benefits;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our normal daily operations and potential disruptions to our ongoing business;

•	difficulties in successfully incorporating licensed or acquired technology and rights into our mobile apps;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organization;

•	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

•	risks of entering markets in which we have limited or no prior experience;

•	regulatory risks, including remaining in good standing with existing regulatory bodies or being subject to new regulators with oversight over an acquired business;

•	assumption of contractual obligations that contain terms that are not beneficial to us;

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

We have granted, and may continue to grant, share options and other forms of share-based incentive plans, which may result in increased share-based compensation expenses.

We have adopted the share incentive plans for the purposes of attracting and retaining the best available personnel by linking the personal interests of our employees to our success and by providing such individuals with an incentive for outstanding performance to generate superior returns for the shareholders. As of February 28, 2023, options to purchase a total of 19,171,350 ordinary shares and performance share units to receive a total of 3,031,717 ordinary shares were outstanding under the share incentive plans. In 2020, 2021 and 2022, we recorded share-based compensation expenses of RMB165 million, RMB133 million and RMB46 million (US$6.7 million), respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We compete for skilled and quality employees, and failure to attract and retain them may adversely affect our business and prevent us from achieving our intended level of growth.

We believe our success depends on the efforts and talent of our employees, including sales and marketing, technology and product development, risk management, operation management and finance personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. The upgrades to our business model to create a new ecosystem for small business owners will put additional demands on our ability to attract and retain employees, as we will need employees who combine skills and experience in a number of areas, including credit enablement, small businesses and social media. Finding these people and retaining them as they learn how our tools work and gain experience in advising small business owners in using those tools will be important to the success of our business model. Competition for highly skilled sales, technical, risk management, operation management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and resources in the training of our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and institutional partners could diminish, resulting in a material adverse effect to our business.

If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected.

The Chinese economy has experienced inflation and labor cost increases in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Average wages are projected to continue to increase. For the years ended December 31, 2020, 2021 and 2022, our employee benefit expenses reached RMB14.1 billion, RMB16.4 billion and RMB15.1 billion (US$2.2 billion), respectively. We expect that our labor costs, including wages and employee benefits, will continue to increase. If we are unable to control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected.

International expansion may expose us to additional risks.

While our historical operations have been focused in China, we have expanded our operations internationally in recent years. We launched our operations in Singapore in 2017 to provide multiple investment related services to clients, and we expanded into Hong Kong and Indonesia in 2019. There can be no assurance that our international expansion will be successful. We have closed down our operations in Singapore and are in the process of closing down our operations in Hong Kong. While our income from international operations is not yet material to our company as a whole, our current or future international expansion may expose us to additional risks, including:

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

In particular, data is important to our business, and many jurisdictions across the world have been tightening regulations on protection of data security. For example, in May 2018, a new data protection regime, the European Union’s General Data Protection Regulation, came into effect. The General Data Protection Regulation can apply to the processing of personal data by companies outside of the European Union, including where the processing of personal data relates to the offering of goods and services to, or monitoring the behavior of, individuals in the European Union. The General Data Protection Regulation and data protection laws in other jurisdictions may apply to our processing of personal data in the future. The application of such laws to our business may impose on us more stringent compliance requirements with more significant penalties for non-compliance than PRC data protection laws and regulations, and compliance with different requirements imposed by different jurisdictions could require significant resources and result in substantial costs, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Any failure to comply with PRC property laws and relevant regulations regarding certain of our leased properties may negatively affect our business, results of operations and financial condition.

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

In addition, under PRC law, landlords must complete registration procedures and obtain approval from competent PRC land administration authorities and pay land transfer fees before they lease certain kinds of stated-owned lands. However, as of the date of this annual report, not all of our landlords for certain kinds of stated-owned lands had provided us with those approvals and payment documents, and there is a risk that those landlords may not have completed these procedures. If we were challenged by competent authorities or third parties on these types of issues, we may have to vacate the relevant properties.

Additionally, certain of our leased properties’ current usages are not in conformity with the permitted usages prescribed in the relevant title certificates. Nonconformity with the property’s planned use may lead to fines imposed by the competent authority, and in extreme case, government order to revoke the lease or reclaim the land.

Moreover, a small portion of the leased properties may also be subject to mortgage at the time the leases were entered into. In case the mortgagees enforce the mortgage, we may not be able to continue using our leased properties.

In addition, under PRC laws, all lease agreements must be registered with the local housing authorities. As of the date of this annual report, not all landlords of the premises we lease had completed their registration of ownership rights or the registration of our leases. Pursuant to relevant PRC laws and regulations, failure to complete these registrations may expose us to potential monetary fines ranging from RMB1,000 to RMB10,000 per lease.

We cannot assure you that defects in our leased contracts or leased properties will be cured in a timely manner, or at all and there will be any material action, claim or investigation threatened or conducted by the relevant regulatory authorities. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease contracts are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

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

We are subject to reporting obligations under the U.S. securities laws. The U.S. SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting.

Our directors are of the view that we have adequate and effective internal control procedures. See “Item 4. Information on the Company—B. Business Overview—Risk Management and Internal Control.” Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2022. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ordinary shares or ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

We face risks related to natural disasters and health epidemics.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting the PRC, and particularly Shanghai. Natural disasters may give rise to server interruptions, breakdowns, system failures, website or app failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affecting our ability to operate our website or apps and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Shanghai, where most of our directors and management and many of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Shanghai and Shenzhen. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai or Shenzhen, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

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

PRC laws and regulations impose restrictions on foreign ownership and investment in certain internet-based businesses. We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws, regulations and regulatory requirements, we set up a series of contractual arrangements entered into among some of our PRC subsidiaries, consolidated affiliated entities, and their shareholders to conduct some of our operations in China. For more details about these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Principal Consolidated Affiliated Entities.” As a result of these contractual arrangements, we are able to direct the activities of the operation of the consolidated affiliated entities and their subsidiaries and consolidate their operating results in our financial statements under IFRS.

In the opinion of our PRC counsel, Haiwen & Partners, (i) the structures of the consolidated affiliated entities and our WFOEs currently do not result in violation of PRC laws and regulations currently in effect; and (ii) except for certain clauses regarding the remedies or reliefs that may be awarded by an arbitration tribunal and the power of courts to grant interim remedies in support of the arbitration and winding-up and liquidation arrangements, and the share pledge arrangement under the Share Pledge Agreement in respect of Chongqing Exchange, the agreements under the contractual arrangements between our WFOEs, the consolidated affiliated entities and their shareholders governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in violation of PRC laws or regulations currently in effect. See “—We conduct a part of our business operations in the PRC through the consolidated affiliated entities and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.”

However, we are a Cayman Islands holding company with no equity ownership in the consolidated affiliated entities and we conduct our wealth management business in China primarily through the consolidated affiliated entities with which we have contractual arrangements. Investors in our ordinary shares or ADSs thus are not purchasing equity interests in the consolidated affiliated entities in China but instead are purchasing equity interests in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the consolidated affiliated entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our ordinary shares or ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries. Our holding company in the Cayman Islands, the consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a group.

We have been further advised by our PRC counsel, Haiwen & Partners, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC regulatory authorities may take a view contrary to or otherwise different from the opinion of our PRC counsel stated above. It is also uncertain whether any new PRC laws, regulations or interpretations relating to consolidated affiliated entity structure will be adopted, or if adopted, what they would provide. On February 17, 2023, the CSRC released a set of regulations consisting of 6 documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and 5 supporting guidelines, collectively, the Filing Measures, effective March 31, 2023. On the same day, at the press conference held for the Filing Measures on February 17, 2023, the officials from the CSRC confirmed that if a company with a contractual arrangement structure is in compliance with applicable PRC laws, regulations and regulatory requirements, the CSRC may permit its filing application after soliciting opinions from relevant authorities. However, given that the Filing Measures were recently promulgated and there is no further explanation on such compliance requirements, there remain substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing and there can be no assurance that we will be able to satisfy the compliance requirements. Failure to satisfy such requirements could have a material adverse effect on us or our contractual arrangements. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offering, listing or any other capital raising activities, which are subject to the filings under the Filing Measures, due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings. If we or the consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC regulatory authorities, including the Ministry of Commerce and the Ministry of Industry and Information Technology, would have broad discretion to take action in dealing with such violations or failures, including:

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

The contractual arrangements with the consolidated affiliated entities and their shareholders may not be as effective as equity ownership in providing operational control or enabling us to derive economic benefits.

We have relied and expect to continue to rely on the contractual arrangements with the consolidated affiliated entities and their shareholders to operate our business in areas where foreign ownership is restricted. These contractual arrangements, however, may not be as effective as equity ownership in providing us with control over the consolidated affiliated entities. For example, the consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by failing to conduct the operations of the consolidated affiliated entities in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the consolidated affiliated entities in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the consolidated affiliated entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the consolidated affiliated entities and their shareholders of their obligations under the contracts to direct the activities of the operation of the consolidated affiliated entities. The shareholders of the consolidated affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. These arbitration provisions relate to claims arising from the contractual relationship created by the agreements with the consolidated affiliated entities, rather than claims under U.S. federal securities laws, and they do not prevent our shareholders or ADS holders from pursuing claims under U.S. federal securities laws in the United States. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties generally cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of the operation of the consolidated affiliated entities, and our ability to conduct our business may be negatively affected.

The shareholders of the consolidated affiliated entities may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition.

The shareholders of the consolidated affiliated entities may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the consolidated affiliated entities to breach, or refuse to renew, the existing contractual arrangements we have with them and the consolidated affiliated entities, which would have an adverse effect on our ability to effectively control the consolidated affiliated entities and receive economic benefits from them. For example, the shareholders of the consolidated affiliated entities may be able to cause our agreements with the consolidated affiliated entities to be performed in a manner adverse to us by failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

The shareholders of the relevant consolidated affiliated entities have executed powers of attorney to appoint the relevant WFOEs or directors authorized by such WFOEs and their successors to vote on their behalf and exercise voting rights as shareholders of the relevant consolidated affiliated entities. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the consolidated affiliated entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to uncertainty as to the outcome of any such legal proceedings.

The indirect shareholders of the consolidated affiliated entities may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the consolidated affiliated entities and the validity or enforceability of our contractual arrangements with the consolidated affiliated entities and their shareholders. For example, in the event that any of the individual shareholders who indirectly holds any equity interests in some of the consolidated affiliated entities divorces his or her spouse, the spouse may claim that the equity interest of the consolidated affiliated entities held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be indirectly held by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over those consolidated affiliated entities by us. Similarly, if any of the equity interests of some of the consolidated affiliated entities is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our ability to direct the activities of the operation of the consolidated affiliated entities or have to maintain such control by incurring unpredictable costs, which could cause disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) the spouses of some of the indirect shareholders of some of the consolidated affiliated entities has respectively executed a spousal consent letter, under which each spouse agrees that he/she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the consolidated affiliated entities and their shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOEs, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to uncertainties as to the outcome of any such legal proceedings.

We conduct a part of our business operations in the PRC through the consolidated affiliated entities and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.

All the agreements that constitute our contractual arrangements with the consolidated affiliated entities, their respective subsidiaries and shareholders are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws, and disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions and uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. If we are unable to enforce the contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to direct the activities of the operation of the consolidated affiliated entities and their subsidiaries, and our ability to conduct a part of our business and our financial condition and results of operations may be adversely affected.

The contractual arrangements contain provisions to the effect that the arbitral body specified in them may award remedies over the equity interest, assets or properties of the consolidated affiliated entities, their subsidiaries, and/or shareholders; provide compulsory relief (for example, for the conduct of business or to compel the transfer of assets); or order the winding-up of the consolidated affiliated entities, their subsidiaries, and/or shareholders. These agreements also contain provisions to the effect that courts of competent jurisdiction are empowered to grant interim relief to a party when requested, for the purpose of preserving the assets and properties, or grant enforcement measures, subject to the requirements under PRC laws. However, under PRC laws, these terms may not be enforceable. Under PRC laws, an arbitral body does not have the power to grant injunctive relief or to issue a provisional or final liquidation order for the purpose of protecting the assets of or equity interest in the consolidated affiliated entities in case of disputes. In addition, interim remedies or enforcement orders granted by courts in other jurisdictions such as the United States and the Cayman Islands may not be recognizable or enforceable in the PRC. PRC laws may allow the arbitral body to grant an award of transfer of assets of or equity interests in the consolidated affiliated entities in favor of an aggrieved party.

Furthermore, the contractual arrangements provide that (i) in the event of a dissolution or a mandatory liquidation required by PRC laws, the consolidated affiliated entities will sell all of its assets to the extent permitted by PRC law to the relevant WFOEs or its designated qualifying designee, at the lowest price permitted under applicable PRC laws; and (ii) any obligation for the relevant WFOEs or its designated qualifying designee to pay the relevant consolidated affiliated entities as a result of such transaction shall be forgiven, or any proceeds from such transaction shall be paid to the relevant WFOEs or its designated qualifying designee in partial satisfaction of the service fees under the exclusive business cooperation agreements. These provisions may not be enforceable under PRC laws in the event of a mandatory liquidation required by PRC laws or bankruptcy liquidation.

Therefore, in the event of a breach of any agreements constituting the contractual arrangements by the consolidated affiliated entities, their respective subsidiaries and/or shareholders, we may not be able to direct the activities of the operation of the consolidated affiliated entities due to the inability to enforce the contractual arrangements, which could adversely affect our ability to conduct a part of our business.

There may be an impact on our company if our contractual arrangements with the consolidated affiliated entities, their respective subsidiaries and shareholders are not treated as domestic investment.

If the operation of our businesses conducted through the consolidated affiliated entities is subject to any restrictions pursuant to the Special Administrative Measures for Foreign Investment Access (Negative List 2021) jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission, or any successor regulations, and the contractual arrangements are not treated as domestic investment, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the consolidated affiliated entities. As a result, we would no longer consolidate the financial results of the consolidated affiliated entities into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.

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

On March 15, 2019, the National People’s Congress of the PRC promulgated the Foreign Investment Law, which took effect on January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign Capital Enterprises and became the legal foundation for foreign investment in the PRC. The Implementation Regulations for the Foreign Investment Law was promulgated by the State Council on December 26, 2019, became effective on January 1, 2020, and replaced the corresponding implementation rules of the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises. The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those we rely on as a form of foreign investment.

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

Pursuant to the contractual arrangements, our WFOEs have the irrevocable and exclusive right to purchase all or any part of the relevant equity interests in the consolidated affiliated entities from the consolidated affiliated entities’ shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the Ministry of Commerce, the Ministry of Industry and Information Technology, the State Administration for Market Regulation of the PRC, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The equity transfer price to be received by the consolidated affiliated entities’ shareholders under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010. COVID-19 has had a significant impact on the Chinese economy in 2021 and 2022. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the State Internet Information Office (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology and the Ministry of Public Security). The primary role of the State Internet Information Office is to enable policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters relating to the internet industry.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions may have a material adverse effect on our business and results of operations. For details on PRC regulations which may affect our business, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ordinary shares or ADSs.

We conduct our business primarily through our subsidiaries and the consolidated affiliated entities and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene in or influence our operations as it deems appropriate to advance regulatory and societal goals and policy positions. Historically, the PRC government had published new regulations and policies that significantly affected our industry. For example, we ceased to enable the offering of peer-to-peer products in August 2019 and also stopped using funding from peer-to-peer individual investors as a funding source for our retail credit and enablement business in 2019 in response to new regulations on peer-to-peer lending. Also, our retail credit and enablement service and other fees, to the extent they are deemed to be or related to loan interest, are subject to restrictions on maximum interest rates on private lending permitted by the relevant laws, regulations, policies or guidance. We cannot rule out the possibility that the PRC government will release additional regulations or policies in the future that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ordinary shares or ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and many of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management named in the annual report inside mainland China. It may also be difficult for you to effect service of process upon us or our management named in the annual report inside mainland China. It may also be difficult for you to enforce the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

In addition, the SEC, the U.S. Department of Justice and other U.S. or foreign authorities may also have difficulties in bringing and enforcing actions, conducting investigations or collecting evidence against us or our directors or executive officers in China. For example, under the newly amended Securities Law of the PRC, effective March 1, 2020, overseas securities regulatory authorities are prohibited from conducting direct investigations or evidence collection activities within the territories of the PRC, and Chinese entities and individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Uncertainty remains with respect to how this regulation will be interpreted, implemented or applied by the CSRC or other relevant government authorities. On February 24, 2023, the CSRC, the State Secrecy Bureau, the State Archives Administration and the Ministry of Finance jointly promulgated the Provisions on Strengthening the Confidentiality and File Management Work Related to Overseas Issuance and Listing of Securities by Domestic Enterprises, which will come into effect on March 31, 2023, together with the Trial Measures, and would replace the Provisions on Strengthening Confidentiality and Archives Administration in Overseas Issuance and Listing of Securities issued in 2009. The provisions aim to develop a gatekeeping mechanism in provision of information by domestic enterprises to the relevant securities companies, securities service institutions, overseas regulatory authorities or other entity or individual, so as to prevent sensitive information from leakage and prescribe protective protocols for any residual sensitive information that still has to be provided.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within China is considered a “resident enterprise” and generally will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, which was issued by the State Administration of Taxation of the PRC on April 22, 2009 and further amended on December 29, 2017, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the general position of the State Administration of Taxation of the PRC on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders and ADS holders that are non-resident enterprises, subject to any reduction set forth in applicable tax treaties. In addition, non-resident enterprise shareholders and our ADS holders may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of our ordinary shares or ADSs, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and our ADS holders and any gain realized on the transfer of our ordinary shares or ADSs by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country or area of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares or ADSs.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of ordinary shares in our company by non-resident investors. In February 2015, the State Administration of Taxation of the PRC issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the State Administration of Taxation of the PRC issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

We face uncertainties on the reporting and consequences of past or future private equity financing transactions, share exchanges or other transactions involving the transfer of ordinary shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. With respect to the underpaid employee benefits, we may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. With respect to the under-withheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. Furthermore, we have engaged third-party human resources agencies to pay on our behalf for some of our employees, and relevant governmental authority may not recognize the social insurance and housing funds contributions that were paid by third parties on our behalf. If this happens, we may be required to make addition payments or repay these contributions. If we are subject to late fees or fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices are deemed to be in violation of relevant PRC laws and regulations.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress of the PRC, which was amended in June 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that if any mergers, acquisitions, and obtaining control or a decisive influence over another entity (collectively, “concentration of undertakings”) involves any consolidated affiliated entities, such consolidated affiliated entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Due to the enhanced implementation of the Anti-Monopoly Law, we may be under heightened regulatory scrutiny, which will increase our compliance costs and subject us to heightened risks and challenges.

In addition, the security review rules issued by the Ministry of Commerce and became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. These laws and regulations are continually evolving as the Foreign Investment Law was newly enacted on January 1, 2020. On December 19, 2020, the Measures for the Security Review for Foreign Investment were jointly issued by the National Development and Reform Commission and Ministry of Commerce, which stipulates detailed rules for foreign investment that is subject to security review. Furthermore, this new rule provides that if foreign investors or relevant parties in China intend to invest in crucial information technology and internet products and services, or in crucial financial services, or in other fields which relate to national security, they shall report to the office in advance for a security review.

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

In addition, our offshore financing activities, such as the issuance of foreign debt, are also subject to PRC laws and regulations. In accordance with such laws and regulations, we may be required to complete filing and registration with the National Development and Reform Commission prior to such activities. Failure to comply with the requirements may result in administrative meeting, warning, notification and other regulatory penalties and sanctions.

We may be materially and adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the PRC overseas investment regulations.

On December 26, 2017, the National Development and Reform Commission promulgated the Administrative Measures on Overseas Investments, which took effect as of March 1, 2018. According to this regulation, non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of the National Development and Reform Commission. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local branch of Ministry of Commerce. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE, on July 13, 2009 and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.

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

In addition, the State Administration of Taxation of the PRC has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options and/or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options and/or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use its Renminbi revenues to pay dividends to us.

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

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ordinary shares or ADSs.

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

Although substantially all of our business operations are in China, it is unclear whether the dividends we pay with respect to our ordinary shares or ADSs, or the gains realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our ordinary shares or ADSs or on dividends paid to our non-resident investors, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements.

In addition, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and China, if a Hong Kong resident enterprise owns more than 25% of the equity interest of a PRC company at all times during the twelve-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on the dividend is reduced to 5%, provided that certain other conditions and requirements are satisfied at the discretion of the PRC tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued in 2009 by the State Administration of Taxation of the PRC, if the PRC tax authorities determine, in their discretion, that a company benefits from the reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. If our Hong Kong subsidiaries are determined by PRC governmental authorities as receiving benefits from reduced income tax rates due to a structure or arrangement that is primarily tax-driven, the dividends paid by our PRC subsidiaries to our Hong Kong subsidiaries will be taxed at a higher rate, which will have a material adverse effect on our financial performance.

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

Most of these ways are subject to PRC regulations and approvals or registration. For example, loans by us to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to registration with the State Administration for Market Regulation of the PRC or its local branch, reporting of foreign investment information with the Ministry of Commerce, or registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to the consolidated affiliated entities, which is a PRC domestic company. Further, we are not likely to finance the activities of the consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in certain businesses.

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

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Substantially all of our income and expenses are denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our financings into Renminbi for our operations, appreciation of the Renminbi against U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of U.S. dollar against the Renminbi would reduce U.S. dollar amount available to us.

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

Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ordinary shares or ADSs.

We believe that recent litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. Various equity-based research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could cause the market price of our ordinary shares or ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

The approval of and filings with the CSRC or other PRC governmental authorities may be required in connection with our offshore listings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take.

The M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore listings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore listings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the PRC governmental authorities issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC released a set of regulations consisting of 6 documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, and 5 supporting guidelines, collectively, the Filing Measures, effective March 31, 2023. The Filing Measures establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Filing Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Trial Measures also sets certain regulatory red lines for overseas offerings and listings by domestic enterprises. Furthermore, after offering or listing, the company shall report material events to the CSRC within three working days after the occurrence and announcement of certain events, including, among other things, the change of control, investigation or penalties imposed by relevant authorities, the conversion of listing status or the transfer of listing board. Failure to comply with the filing or reporting requirements for any offering, listing or any other capital raising activities, may result in fines and other penalties on the companies, the controlling shareholder and other responsible persons. For more details of the Filing Measures, see “Item 4. Information on the Company—B. Business Overview—Regulations Relating to M&A Rules and Overseas Listing.”

On February 17, 2023, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas before the effective date of the Trial Measures (i.e., March 31, 2023) shall be deemed as existing applicants (the “Existing Applicants”). The Existing Applicants are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved. In addition, a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as pass of hearing for listing in Hong Kong or the effectiveness of registration statement for listing in the United States), but have not completed the indirect overseas listing; if such domestic companies complete their overseas offering and listing within such six-month period (i.e., before September 30, 2023), they will be deemed as Existing Applicants. Within such six-month transition period, however, if such domestic companies need to re-apply for offering and listing procedures to the overseas regulatory authority or securities exchanges (such as being required to go through a new hearing procedure in Hong Kong), or if they fail to complete their indirect overseas issuance and listing, such domestic companies shall complete the filing procedures with the CSRC within three business days after submitting valid applications for overseas offering and listing. Furthermore, for the overseas listing of companies with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with these domestic companies which duly meet their compliance requirements, and support their development and growth by enabling them to utilize both markets and their resources.

If we fail to file with the CSRC in a timely manner or at all, for any future offering (including, among others, follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities) pursuant to the Filing Measures due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings. However, as the Filing Measures were recently promulgated, there remain substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, effective March 31, 2023.

According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide by the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Confidentiality and Archives Management Provisions also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that any additional approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offshore listings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore listings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore listings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore listings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore listings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore listings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Risks Relating to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

As of the date of this annual report, the trading price of our ADSs has been volatile and has ranged from a high of US$20.17 to a low of US$1.26 since our ADSs started to trade on the NYSE on October 30, 2020. Volatility in trading price can result from broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering in 2020 are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. As of February 28, 2023, we had 1,146,018,927 ordinary shares outstanding, of which 474,905,000 ordinary shares, or 41.4%, were held by members of the Ping An Group. We cannot predict what effect, if any, market sales of securities held by our shareholders or the availability of these securities for future sale will have on the market price of our ADSs.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our ADSs for return on your investment.

We paid a cash dividend to our shareholders of US$0.68 per share in April 2022 based on our net profits for the financial year 2021 and of US$0.34 per share in October 2022 based on our net profits for the six-month period ended June 30, 2022, and in March 2023, we announced a cash dividend of US$0.10 per share for the six-month period ended December 31, 2022 with a record date of April 7, 2023. On March 9, 2023, our board of directors approved a revised semi-annual cash dividend policy, under which, starting from 2023, we will declare and distribute a recurring cash dividend semi-annually in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to approximately 20% to 40% of our net profit in such fiscal year, or as otherwise authorized by the board of directors. Based on our current policy, the amounts of dividends will vary based on the existence and amount of net profits that we can generate. In addition, the amount, timing, and whether or not we actually distribute dividends at all remains entirely at the discretion of our board of directors. Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Our board of directors may revise our dividend policy, as it has already done once, or it may choose to cancel our dividend policy entirely. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased our ADSs. You may not realize a return on your investment in our ADSs, and you may even lose your entire investment in our ADSs.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Most of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We incur significant costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. These rules and regulations have increased our legal and financial compliance costs and have made some corporate activities more time-consuming and costly. For example, we incur additional costs associated with our public company reporting requirements. Our management is required to devote substantial time and attention to our public company reporting obligations and other compliance matters. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the U.S. SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD under the Exchange Act.

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

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and holders of ADSs may not be able to exercise the right to vote the underlying ordinary shares.

Holders of our ADSs will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, holders of our ADSs must vote by giving voting instructions to the depositary. Upon receipt of the voting instructions of holders of our ADSs, the depositary will vote the underlying ordinary shares in accordance with these instructions. Holders of our ADSs will not be able to directly exercise the right to vote with respect to the underlying ordinary shares unless they withdraw the ordinary shares. Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is 21 days for an annual general meeting and 14 days for any other general meetings (including an extraordinary general meeting). When a general meeting is convened, holders of our ADSs may not receive sufficient advance notice to withdraw the underlying ordinary shares represented by their ADSs to allow them to vote with respect to any specific matter. If we ask for the instructions from holders of our ADSs, the depositary will notify holders of our ADSs of the upcoming vote and will arrange to deliver our voting materials to them. We cannot assure holders of our ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out the voting instructions from holders of our ADSs. This means that holders of our ADSs may not be able to exercise the right to vote and they may have no legal remedy if the underlying ordinary shares represented by their ADSs are not voted as they requested.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than taxes and other governmental charges, registration fees, cable (including SWIFT) or facsimile transmission costs, delivery costs or other such expenses) or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to the ADS holders, but no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when the ADSs are delisted from the stock exchange in the United States on which the ADSs are listed and we do not list the ADSs on another stock exchange in the United States, nor is there a symbol available for over-the-counter trading of the ADSs in the United States. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. It is possible that a court could find this type of forum selection provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. For risks related to the enforceability of such exclusive forum selection provision, see “—Our memorandum and articles of association and the deposit agreement purport to limit the jurisdiction of courts for lawsuits relating to U.S. federal securities law, which could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.” Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder.

The deposit agreement provides that the depositary or an ADS holder may require any claim asserted by it against us arising out of or relating to our ordinary shares, the ADSs or the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing any claim, including claims under the Securities Act or the Exchange Act in the United States District Court for the Southern District of New York (or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction). The exclusive forum selection provisions in the deposit agreement also do not affect the right of any party to the deposit agreement to elect to submit a claim against us to arbitration, or our duty to submit that claim to arbitration, as provided in the deposit agreement, or the right of any party to an arbitration under the deposit agreement, to commence an action to compel that arbitration, or to enter judgment upon or to enforce an award by the arbitrators, in any court having jurisdiction over an action of that kind.

The depositary for our ADSs will give us a discretionary proxy to vote the underlying ordinary shares represented by the ADSs if ADS holders do not timely provide voting instructions to the depositary in accordance with the deposit agreement, except in limited circumstances, which could adversely affect the interests of ADS holders.

Under the deposit agreement for the ADSs, if ADS holders do not timely provide voting instructions to the depositary, the depositary will give us a discretionary proxy to vote the underlying ordinary shares represented by the ADSs at shareholders’ meetings unless:

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

The effect of this discretionary proxy is that if ADS holders do not timely provide voting instructions to the depositary in the manner required by the deposit agreement, ADS holders cannot prevent the underlying ordinary shares represented by their ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our ordinary shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares. However, ADS holders will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, ADS holders cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

If we or the depositary opposed a demand for jury trial relying on the above-mentioned jury trial waiver, it is up to the court to determine whether such waiver is enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If any holders or beneficial owners of ADSs brings a claim against us or the depositary relating to the matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, such holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiffs in any such action.

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

ADS holders may not receive dividends or other distributions on our ordinary shares and ADS holders may not receive any value for them, if it is illegal or impractical to make them available to them.

The depositary of our ADSs has agreed to pay ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities represented by our ADSs, after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares represented by the ADSs. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that ADS holders may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to ADS holders. These restrictions may cause a material decline in the value of our ADSs.

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

Holders of our ADSs may be subject to limitations on transfer of the ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States holders of our ADSs or ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. We refer to the latter test as the asset test. Although the law in this regard is unclear, we intend to treat the consolidated affiliated entities (including their subsidiaries, if any) as being owned by us for United States federal income tax purposes, not only because we are able to direct the activities of the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of the consolidated affiliated entities (including their subsidiaries, if any) for United States federal income tax purposes and based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2022.

There can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year because PFIC status is a factual determination made annually after the close of each taxable year that will depend, in part, on the composition of our income and assets. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the consolidated affiliated entities for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Based on the nature of our business and activities, it is also possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being or becoming a PFIC for the current or future taxable years.

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

Item 4. Information on the Company

A. History and Development of the Company

The history of our retail credit and enablement business dates back to August 2005, when Ping An Group launched a consumer loan business in Shenzhen, China.

In 2014, we underwent a series of reorganizations to further the strategic development of our business and incorporated Lufax Holding Ltd as an exempted company under the laws of the Cayman Islands in December 2014 to act as the holding company for our corporate group. In May 2016, we acquired our retail credit and enablement business from Ping An Group.

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

We conduct our retail credit and enablement business primarily through Ping An Puhui Enterprises Management Co., Ltd. and its subsidiaries, as well as Ping An Puhui Financing Guarantee Co., Ltd. These entities are collectively known as Puhui. Ping An Puhui Financing Guarantee Co., Ltd. holds licenses for providing financing guarantee services. Ping An Consumer Finance Co., Ltd. is licensed to provide consumer finance services. We do not conduct our retail credit and enablement business through the consolidated affiliated entities.

In order to comply with PRC laws and regulations, we operate an SBO value-added services platform under the brand of Ludiantong through the consolidated affiliated entities. We also carry out the online wealth management business primarily through the consolidated affiliated entities. We use two wholly foreign-owned entities in China, namely Weikun (Shanghai) Technology Service Co., Ltd, or Weikun (Shanghai) Technology, and Lufax Holding (Shenzhen) Technology Service Co., Ltd., or Lufax (Shenzhen) Technology, to direct the activities of the consolidated affiliated entities and their subsidiaries. Weikun (Shanghai) Technology has a series of contractual arrangements with Shanghai Xiongguo and its shareholders, and a series of contractual arrangements with Shanghai Lufax and its shareholders. Lufax (Shenzhen) Technology has a series of contractual arrangements with Shenzhen Lufax Enterprise Management and its shareholders. See “—Contractual Arrangements with the Principal Consolidated Affiliated Entities” below. Revenues contributed by the consolidated affiliated entities and their subsidiaries accounted for 3.0%, 2.5%, and 1.7% of our total revenues for 2020, 2021 and 2022, respectively.

Our principal executive offices are located at Building No. 6, Lane 2777, Jinxiu East Road, Pudong New District, Shanghai, the People’s Republic of China. Our telephone number at this address is +86 21-3863-6278.

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

B. Business Overview

We are a leading financial services enabler for SBOs in China. We offer financing products designed principally to address the needs of SBOs. These financial institutions provide funding and credit enhancement for the loans we enable as well as other products to enrich the SBO ecosystem that we are creating. Through our offline-to-online model supported by our nationwide direct sales network, we have served a total of over 4.6 million, 5.9 million, and 6.6 million SBOs in China since the beginning of our business in 2005, as of December 31, 2020, 2021 and 2022, respectively. The total outstanding balance of loans we enabled was RMB545.1 billion, RMB661.0 billion and RMB576.5 billion (US$83.6 billion) as of December 31, 2020, 2021 and 2022, respectively.

Our Business Model

We enable both borrowers and institutional partners through our core retail credit and enablement business model.

Our core retail credit and enablement business model comprises both general unsecured loans and secured loans, which we enable under the Puhui brand. Our borrowers are primarily small business owners who require larger ticket size loans on short notice for imminent operating needs. We leverage our large nationwide direct sales team to serve millions of otherwise hard to reach potential borrowers in this critical but undercapitalized sector of the Chinese economy. To a lesser extent we also serve salaried workers dealing with major life expenses under this business model. We apply advanced risk analytics leveraging our 17 years of proprietary data to assess the creditworthiness of potential borrowers and co-design loan product terms with our funding partners to serve their needs. We enable our institutional partners by referring borrowers who fit their target profiles and sharing our risk analytics so that each of our funding partners and credit enhancement providers is taking on the degree of risk that is compatible with its own business model. We also provide post-loan and collection services to our institutional partners to further manage their credit risk.

We only enable loans to individuals and not to entities, but our risk analytics incorporate data on both personal and business assets of potential borrowers. For loans funded by third parties where the lender requires credit enhancement, we guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. This also makes it possible for us to share data with our institutional partners in a manner that is fully compliant with regulatory requirements. Going forward, while we intend to increase the percentage of outstanding loans with credit risk exposure for our company to at least 30%, when and how much credit risk we take on and whether third-party credit enhancement is utilized depend on a dynamic mix of commercial factors, including the pricing of credit enhancement and the willingness of our funding partners to bear risk, as well as regulatory guidelines. Our loan enablement can be done either with or without third-party credit enhancement, and if the cost of third-party credit enhancement is not commercially attractive, the proportion of loans for which we have credit risk could greatly exceed 30%, depending on the balance of risk and reward. Our financing guarantee subsidiary is well capitalized with a current leverage ratio of less than 2.0×.

In addition to enablement, we also make consumer finance loans through our licensed consumer finance subsidiary. Our subsidiary bears some of the credit risk on them. We also refer borrowers to banks through a product that we have branded Lujintong. We do not provide any funding or bear any credit risk on loans resulting from these referrals.

For our core retail credit and enablement model, customers are charged an effective APR, from which we receive credit and enablement service fees, interest income and guarantee income, while our institutional partners such as funding partners receive funding fees and, where applicable, credit enhancement providers receive credit guarantee insurance premiums. We earn profit before income tax expenses after deducting operating expenses and impairment losses based on expected loan losses for the portion of loans that we bear credit risk.

We had a cumulative total of 19.0 million borrowers as of December 31, 2022. Our total outstanding balance of loans was RMB576.5 billion (US$83.6 billion) as of December 31, 2022, of which RMB29.7 billion (US$4.3 billion) or 5.1% consists of loans enabled by our licensed consumer finance subsidiary.

How We Enable Small Business Owners and Retail Borrowers

We enable SBO and retail borrowers by connecting them with institutional partners and making the borrowing process faster, simpler and more intuitive to effectively address their financing needs.

Our Borrowers

Under our Puhui brand, we target small business owners who have residential property, automobiles, financial assets and some access to commercial bank credit. Small business owners often need larger ticket size loans on short notice for imminent commercial operating needs of their business and yet are underserved by traditional financial institutions. We also enable loans to salaried workers who need large ticket size consumption loans for purposes such as education, home decoration, and purchase of consumer durables.

Many of our SBO borrowers have fewer than 50 employees and annual revenues of less than RMB30 million. Some of them do business through a corporation, others through a partnership, still others as a sole proprietor, but regardless of the legal form of the business, the owner of the business is always the borrower in his or her personal capacity, so that the owner cannot avoid repayment of the loan on the basis of having limited liability for the debts of the entity.

As of December 31, 2022, we had over 6.6 million cumulative SBO borrowers under our Puhui brand. Small business owners accounted for approximately 72%, 78% and 86% of all new loans we enabled under our Puhui brand in 2020, 2021 and 2022, respectively, and 68%, 76% and 82% of the balance of such loans as of December 31, 2020, 2021 and 2022, respectively. As we continue to target small business owners, we expect them to account for an even larger percentage of all such new loans we enable going forward.

In response to ongoing developments in the Chinese economy, we have been concentrating our efforts on borrowers for our general unsecured loans at the higher end of our internal ranking of creditworthiness. In 2022, of the borrowers of loans under our Puhui brand, 91% had credit cards, 43% owned residential property, 45% had life insurance policies, and 53% had no unsecured loans outstanding from banks.

Beginning in June 2020, we also make loans through our newly established consumer finance subsidiary. Borrowers of consumer finance loans are typically looking to meet personal short-term cash flow needs or to make discretionary purchases of consumer goods.

Sourcing Borrowers

We had a cumulative total of 19.0 million borrowers as of December 31, 2022. The number of active borrowers for whom we enabled loans increased from 4.4 million in 2020 to 4.9 million in 2021 and decreased to 4.8 million in 2022. We source borrowers through a variety of channels.

Retail Credit and Enablement

We source borrowers under our Puhui brand primarily through offline channels, because we primarily focus on loans with larger ticket sizes that often require additional consultation services to be provided to the borrowers during the origination process. The origination of these loans incurs higher costs as compared to the origination of smaller ticket size consumer loans but it also generates more value.

The following table shows the volume of new general unsecured and secured loans we enabled under our Puhui brand by origination channel for the years indicated.

	For the Year Ended December 31,
	2020		2021		2022

	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Volume of New Loans
Direct sales	269.5	48.3	309.6	49.7	247.1	56.6
Channel partners	223.8	40.1	233.1	37.4	125.9	28.8
Online and telemarketing	65.1	11.7	80.4	12.9	63.8	14.6

Total	558.5	100.0	623.1	100.0	436.8	100.0

Direct Sales

We had a direct sales network of over 40,000 full-time employees as of December 31, 2022, of whom over 95% have a junior college education or above. Together they covered approximately 300 cities across China. Our direct sales force proactively seeks out potential borrowers using their own knowledge and contacts with the help of a specialized mobile app designed to optimize their time and efforts. This system tracks and shows location and travel data for all of our sales employees in real time. Our system can further overlay an AI heat map showing our borrowers and their borrowing characteristics, which allows us to identify regions with higher sales potential.

In supervising and evaluating the performance of our direct sales network, we give close attention to the creditworthiness of the borrowers they bring in. The productivity of our direct sales force has been stable in 2020, 2021 and 2022, as evidenced by the volume of new loans sourced per employee per month, which was RMB402 thousand in 2020, RMB427 thousand in 2021 and RMB363 thousand (US$52.6 thousand) in 2022.

Our direct sales channel was responsible for sourcing RMB269.5 billion, or 48.3%, of our total volume of new loans in 2020, RMB309.6 billion, or 49.7%, of our total volume of new loans in 2021 and RMB247.1 billion (US$35.8 billion), or 56.6%, of our total volume of new loans in 2022.

Channel Partners

We complement our direct sales force with a large and robust set of channel partners. Our channel partners introduce borrowers and are paid referral fees for each loan originated.

The following table shows the volume of new loans we enabled through individual referrals and corporate referrals.

	For the Year Ended December 31,
	2020		2021		2022
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Volume of New Loans
Individual referrals	208.0	37.2	193.1	31.0	102.2	23.4
Corporate referrals	15.8	2.8	40.0	6.4	23.7	5.4

Total channel partners	223.8	40.1	233.1	37.4	125.9	28.8

We cooperate with both individual and corporate channel partners in acquiring customers. Individual referrals are referrals from individuals acting in their personal capacity only. Although substantially all of these individuals are associated with Ping An Group entities as sales representatives, the corresponding Ping An Group entities are not involved in the referrals. Individual referrals are rewarded on the basis of a referral program where individuals sign up with our group and receive fees on successfully referred borrowers. Corporate referrals are referrals from corporate entities. These include certain Ping An associated entities, but all of the entities combined contributed less than 0.5% of our new loan volume in 2022. Corporate referrals are compensated based on successful referrals stipulated by intra-party contracts signed with partner entities. Our corporate channel partners include a wide range of businesses, such as point-of-sale payment agencies and tax system providers. Our channel partners are supported by our proprietary partner management system that helps us allocate resources and design incentive plans more efficiently. Individual referrals were responsible for sourcing RMB208.0 billion, or 37.2%, of the new loans we enabled in 2020, RMB193.1 billion, or 31.0%, of the new loans we enabled in 2021, and RMB102.2 billion, or 23.4%, of the new loans we enabled in 2022. Corporate referrals were responsible for sourcing RMB15.8 billion, or 2.8%, of the new loans we enabled in 2020, RMB40.0 billion, or 6.4%, of the new loans we enabled in 2021, and RMB23.7 billion, or 5.4%, of the new loans we enabled in 2022.

Online and Telemarketing

As of December 31, 2022, we employed over 3,000 employees to engage in targeted online and telemarketing campaigns to reach customers based on their potential need for loans, which we have identified from online behavioral data and other big data techniques. Our online and telemarketing channel primarily enables general unsecured loans, and it focuses on helping high-quality borrowers borrow new loans.

We have leveraged the application of advanced AI technology to maintain the productivity of our online and telemarketing channel. The volume of new loans sourced per employee per month by our online and telemarketing channel was RMB1,181 thousand in 2020, RMB1,609 thousand in 2021 and RMB1,265 thousand (US$183.4 thousand) in 2022. The productivity is relatively high because we use our online and telemarketing channel primarily to generate repeat business from existing customers.

Our online and telemarketing channel was responsible for sourcing RMB65.1 billion, or 11.7%, of the new loans we enabled in 2020, RMB80.4 billion, or 12.9%, of the new loans we enabled in 2021, and RMB63.8 billion (US$9.3 billion), or 14.6%, of the new loans we enabled in 2022.

Consumer Finance

Our consumer finance subsidiary acquires customers online through our consumer finance app and traffic platforms and offline through our direct sales network. The number of borrowers with outstanding consumer finance loans increased from 168 thousand as of December 31, 2020 to 608 thousand as of December 31, 2021 and further to 1.3 million as of December 31, 2022.

Lujintong

We are continuing to develop a new service branded Lujintong which aims to help our financial institution partners to acquire borrowers directly through dispersed sourcing nationwide as an additional way for us to cooperate with them. We have established an offline direct relationship management team across different cities in China to acquire and service agents for Lujintong. Lujintong refers borrowers that are introduced through our Lujintong app by over 10,000 third-party agents across China. The borrowers under Lujintong referrals are customers acquired by third party loan agents served on the Lujintong platform. These borrowers are individuals or SMBs who are of a lower risk profile than the target customers for the company’s core retail credit and enablement model, and therefore qualify for loans directly from banks at lower interest rates without requiring our enablement services. This service has been initiated principally through cooperation with Ping An Bank for expansion to other financial institution partners over time. Lujintong has helped enable approximately RMB124 billion in loans in 2022. We are not involved in the loan application, fraud detection or credit approval process and we do not bear any credit risk for loans made to borrowers we refer through Lujintong.

Loan Products

We enable both secured and general unsecured loans under our Puhui brand. The typical borrower of a secured loan is a small business owner who uses the loan proceeds for business operations. Borrowers of general unsecured loans include both small business owners and salaried workers who use the loan proceeds for business operations or personal consumption. We base our credit assessment on individual data for salaried workers and a combination of individual and business data for small business owners, plus the characteristics of the collateral for borrowers of secured loans, who are almost all small business owners. We only accept residential property and automobiles as collateral. We also make consumer finance loans to retail borrowers through our licensed consumer finance subsidiary. The following chart summarizes some of the characteristics of these various borrowers and their loans in 2022:

Core Retail Credit and Enablement Model

	General Unsecured Loans	Secured Loans	Consumer Finance Loans
Credit Risk Assessment	• Individual, business	• Individual, business, collateral	• Individual

Average Ticket Size	• RMB240,179 (US$34,823)	• RMB438,675 (US$63,602)	• RMB5,979 (US$867)(1)

Average Contractual Tenor	• 38.0 months	• 38.8 months	• N/A

Average APR	• 21.1%	• 15.7%	• 20.6%

Repayment Schedule	• Fixed installments	• Fixed installments or balloon payment	• Fixed installments

Note:

(1)	This represents the average single drawdown amount for consumer finance loans.

The following table shows the outstanding balance of loans under Puhui and our consumer finance subsidiary by product as of the dates indicated.

	As of December 31,
	2020		2021		2022

	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Outstanding Balance
General unsecured loans(1)	447.8	82.1	520.1	78.7	423.8	73.5
Secured loans	93.7	17.2	129.3	19.6	123.1	21.4
Consumer finance loans	3.6	0.7	11.6	1.8	29.7	5.1

Total	545.1	100.0	661.0	100.0	576.5	100

Note:

(1)	General unsecured loans include RMB0.4 billion of legacy products in 2020.

The following table shows the volume of new loans by product during the years indicated.

	For the Year Ended December 31,
	2020		2021		2022
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Volume of New Loans
General unsecured loans	436.1	77.2	481.7	74.3	318.6	64.3
Secured loans	122.3	21.7	141.5	21.8	118.2	23.9
Consumer finance loans	6.5	1.2	25.3	3.9	58.6	11.8

Total	565.0	100.0	648.4	100.0	495.4	100

Loans are available on flexible terms. The loan products we enable under our Puhui brand permit large ticket sizes, long tenors and early repayment options, which are important features for small business owners.

The maximum permitted ticket size in 2022 was RMB10 million for secured loans and RMB1 million for general unsecured loans. Average loan size for these loans was considerably smaller. The following table shows the average ticket size for loans we enabled in Renminbi for both general unsecured loans and secured loans and the average drawdown in Renminbi for consumer finance loans. The increase in the average ticket size is generally due to our pivot to serving more SBOs and higher quality borrowers.

	As of December 31,
	2020	2021	2022

	(RMB)
Average Ticket Size / Drawdown
General unsecured loans	164,483	199,502	240,179
Secured loans	390,467	430,795	438,675

In general, the maximum contractual tenor offered on general unsecured loans and secured loans is 36 months, and most borrowers choose a tenor of 36 months. In 2021, we began to enable loans with contractual tenors of up to 60 months to selected borrowers, but we discontinued this practice in 2023. The following table shows the average contractual tenor for loans we enabled in months, for both general unsecured loans and secured loans.

	As of December 31,
	2020	2021	2022

	(months)
Average Contractual Tenor
General unsecured loans	35.3	35.4	38.0
Secured loans	36.0	35.9	38.8

Due to early repayment options, the effective tenor will be shorter than the average contractual tenor. The table below sets forth the estimated effective tenor of loans that we do not consolidate on our balance sheet, after considering assumptions of early repayment, as of December 31, 2020, 2021 and 2022.

	As of December 31,
	2020	2021	2022

	(months)
Estimated Effective Tenor for Off–Balance Sheet Loans
General unsecured loans	19.18	19.37	19.75
Secured loans	12.64	13.44	14.62

We enable loans with fixed installment and balloon payment repayment schedules. As of December 31, 2022, approximately 91.0% of the loans we enabled under our Puhui brand had fixed installment repayment schedules and the other 9.0% had balloon payment schedules. Fixed installment loans include loans where the sum of the principal repayment and interest payment is fixed and service, insurance and guarantee fees gradually decrease as the outstanding balance decreases. We do not offer an interest-free period in any of the loans we enable under our Puhui brand.

In 2022, our average APR for new loans was 21.1% for general unsecured loans, 15.7% for secured loans and 20.6% for consumer finance loans. APR represents the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12. The all-in borrowing cost comprises the actual amount of (a) interest, (b) insurance premiums or guarantee fees and (c) retail credit enablement service fees. The following table shows our average APR for new loans in 2020, 2021 and 2022 for general unsecured loans, secured loans and consumer finance loans. We have not enabled any loans with an APR higher than 24% for loan applications after September 4, 2020.

	As of December 31,
	2020	2021	2022

	(%)
Average APR for New Loans
General unsecured loans	26.7	22.6	21.1
Secured loans	17.4	16.2	15.7
Consumer finance loans	19.1	20.3	20.6

General Unsecured Loans

General unsecured loans target both small business owners and salaried workers. In 2022, approximately 82.0% of the general unsecured loans we enabled, by volume, were borrowed by small business owners, and 18.0% by salaried workers. The average contractual tenor of new general unsecured loans we enabled during this period was 38.0 months and the average ticket size was RMB240,179 (US$34,823).

Our outstanding balance of general unsecured loans enabled was RMB447.5 billion, RMB520.1 billion and RMB423.8 billion (US$61.4 billion) as of December 31, 2020, 2021 and 2022, respectively. Our total volume of general unsecured loans enabled amounted to RMB436.1 billion, RMB481.7 billion and RMB318.6 billion (US$46.2 billion) in 2020, 2021 and 2022, respectively.

The following table presents the volume of general unsecured loans we enabled by ticket size for the years indicated:

	For the Year Ended December 31,
	2020		2021		2022
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Ticket Size
Up to RMB50,000	12.9	2.9	7.2	1.5	3.0	1.0
RMB50,001 to RMB100,000	57.7	13.2	38.5	8.0	18.5	5.8
RMB100,001 to RMB200,000	146.2	33.5	138.0	28.6	68.1	21.4
RMB200,001 to RMB300,000	131.4	30.1	159.2	33.1	93.5	29.3
RMB300,001 or above	88.0	20.2	138.8	28.8	135.5	42.5

Total	436.1	100.0	481.7	100.0	318.6	100.0

We focus on enabling loans with higher ticket size, which is an important feature for satisfying the needs of small business owners.

Secured Loans

Secured loans target small business owners. Approximately 95.5% of the secured loans we enabled, by volume, were borrowed by small business owners. In 2022, the average contractual tenor of new secured loans we enabled was 38.8 months and the average ticket size was RMB438,675 (US$63,602).

Our outstanding balance of secured loans enabled was RMB93.7 billion, RMB129.3 billion and RMB123.1 billion (US$17.8 billion) as of December 31, 2020, 2021 and 2022, respectively. Our total volume of secured loans enabled amounted to RMB122.3 billion, RMB141.5 billion and RMB118.2 billion (US$17.1 billion) in 2020, 2021 and 2022, respectively.

For our secured loans, we focus on SBOs who have residential property located in economically more developed cities which can be pledged as collaterals, given such cities’ relatively stable economic growth and real estate prices. The majority of the outstanding balance of secured loans is secured by real estate and the remainder by automobiles. The real estate collateral is well diversified across China, with a large proportion located in more developed cities. As we continue to focus on serving more SBOs and higher quality borrowers, there has been an increase in the average ticket size for our secured loans in 2020, 2021 and 2022. As a result, the average loan-to-value ratio at origination for the secured loans we enabled has grown from 67% in 2020 to 71% in 2021 and further to 74% in 2022.

Consumer Finance Loans

We began to make consumer finance loans in June 2020 through our licensed consumer finance subsidiary. Borrowers of consumer finance loans are typically looking to meet personal short-term cash flow needs or to make discretionary purchases of consumer goods. Our consumer finance loans include both revolver loans and installment loans.

Our outstanding balance of consumer finance loans was RMB3.6 billion, RMB11.6 billion and RMB29.7 billion (US$4.3 billion) as of December 31, 2020, 2021 and 2022, respectively. Our total volume of consumer finance loans amounted to RMB6.5 billion, RMB25.3 billion and RMB58.6 billion (US$8.5 billion) in 2020, 2021 and 2022, respectively.

Our Guarantees

We work closely with funding partners through our financing guarantee subsidiary and its network of licensed branches in 29 provinces. For loans funded by third parties where the lender requires credit enhancement, we guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. This also makes it possible for us to share data with our institutional partners in a manner that is fully compliant with regulatory requirements. We had RMB21.0 billion, RMB64.7 billion and RMB68.5 billion (US$9.9 billion) in off–balance sheet financing guarantee contracts as of December 31, 2020, 2021 and 2022, respectively. Ultimately, how much credit risk we take on and whether third-party credit enhancement is utilized depend on a dynamic mix of commercial factors, including the pricing of credit enhancement and the willingness of our funding partners to bear risk, as well as regulatory guidelines.

Pursuant to the relevant regulations and rules regarding financing guarantee companies, the minimum registered capital of a financing guarantee company is not less than RMB20 million and its net assets must be no less than one-fifteenth of the total outstanding guaranteed amount it has guaranteed. Our financing guarantee subsidiary had net assets of RMB47.9 billion in aggregate as of December 31, 2022 and a leverage ratio of approximately 2.0×.

Value-Added Services For Small Business Owners

We launched our new small business owner value-added services platform in November 2022. This value-added services platform, branded Ludiantong, is an open-platform design and is being populated with digital operating tools and industry-focused content to support business development for small businesses. We intend to use this platform to engage potential customers at an earlier stage, deepen our interaction with existing customers, and create both new cross-sell opportunities and a new source of customer referrals. Our goal is to create an ecosystem that is interactive among customers as well as between customers and our direct sales team, and that supports business owners whose end customers are other small businesses or consumers.

Ludiantong offers tools and functions for small business owners to acquire customers and increase customer engagement. It enables small business owners to attract potential customers and gain deeper insights into their behavior via the data collected. It also helps small business owners to better identify the needs of their existing customers by leveraging the insights of other ecosystem participants and to expand their business networks. We expect to launch more features on Ludiantong going forward, including customer referral, service bundling offers and customer relationship management tools, and to foster the growth of an SBO ecosystem around our value-added services platform.

How We Enable Our Institutional Partners

We enable our institutional partners by identifying potential borrowers who possess the characteristics that they wish to target, co-designing loan products that fit the needs of those potential borrowers, providing accurate credit assessment to make it possible for both funding partners and credit enhancement providers to correctly price the risk that they assume, and managing credit risk on outstanding loans through effective loan servicing and collection.

Our Funding Partners

Our funding partners consist of the banks and trusts that fund the loans that we enable. We have relationships with 75 banks and 6 trust companies as of December 31, 2022.

The following table shows the volume of new loans enabled in each period by funding source, including loans that we enabled through our own licensed microloan and consumer finance subsidiaries:

	For the Year Ended December 31,
	2020		2021		2022
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Volume of New Loans Enabled by Funding Source
Banks	357.6	63.3	414.2	63.9	279.5	56.4
Trusts	198.2	35.1	208.9	32.2	157.2	31.7
Our subsidiaries	9.2	1.6	25.3	3.9	58.6	11.8

Total	565.0	100.0	648.4	100.0	495.4	100.0

We are continually refining our funding mix. Our ability to enable loans has not been constrained by our funding supply. We only utilized 49.6% of the credit facility provided by banks and 19.8% of the credit facility provided by trust companies in 2022. We believe our relationships with banks and trust companies are sustainable as our ability to help them generate interest income by enabling loans from our high quality borrowers makes us a valuable partner to them. In 2022, no single third-party funding source accounted for more than 10% of the funding for the loans we enabled.

We enter into trilateral agreements with each funding partner and credit enhancement provider that contain the principal terms governing funding arrangements and credit enhancement for the loans that we enable with them. These agreements will generally include provisions specifying the proportion of loans to be insured or guaranteed by the credit enhancement provider and the geographical scope of the collaboration, and some of them set out the rate of interest to be charged by the funding partner for the loans. They also provide that each party will perform its own credit assessment of the borrowers, that the funding partner will enter into the loan agreement with the borrower, and that the credit enhancement provider will reimburse the lending partner for each loan that is 80 days past due. Under these agreements, each party has the right to perform post loan services or delegate them to another contracted party or third party.

Banks

Under the bank funding model, a third-party bank lends directly to the borrower. We provide loan enablement services for borrowers and enable borrowers to obtain loans from third-party banks.

We partnered with 52 banks in 2020, 60 banks in 2021 and 75 banks in 2022. These banks included national joint-stock banks, city commercial banks, rural commercial banks and others. The banks determine the creditworthiness of borrowers that we refer, though we help gather the information our bank partners need. Banks funded approximately 63.3% of the new loans we enabled in 2020, 63.9% of the new loans we enabled in 2021 and 56.4% of the new loans we enabled in 2022. Among the new loans we enabled that were funded by our bank funding partners in 2022, 54.1% of the funding was from national joint-stock banks, 32.7% of the funding was from city commercial banks, and 13.1% of the funding was from rural commercial banks and others. Maintaining stable and long-term relationships with banks is an important factor in sustainable funding.

Trusts

Under the trust model, a third-party trust company sets up a trust plan to which investors contribute funds through three major funding sources. There are: (1) retail funding directed by private banks, (2) institutional funding from banks, securities and insurance companies, and (3) funding from open market issuance. We provide loan enablement services for borrowers and enable borrowers to obtain loans from trusts. We perform credit assessments and match borrowers to the trust plans.

We partnered with six trust companies in each of 2020, 2021 and 2022. Trusts funded approximately 35.1% of the new loans we enabled in 2020, 32.2% of the new loans we enabled in 2021 and 31.7% of the new loans we enabled in 2022. The loans funded by consolidated trusts appear on our balance sheet, and those funded by unconsolidated trusts do not. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—On- and Off-Balance Sheet Treatment of Loans and Risk Exposure.”

Our Subsidiaries

Our subsidiaries enabled 1.6%, 3.9% and 11.8% of the volume of new loans we enabled in 2020, 2021 and 2022, respectively. The loans enabled by our subsidiaries in 2020 included loans enabled by our three microloan subsidiaries, which stopped extending new loans in December 2020 in response to policy changes in China. The remainder of the loans enabled by our subsidiaries in 2020 and all of such loans for subsequent periods were enabled by our licensed consumer finance subsidiary, Ping An Consumer Finance Co., Ltd.

Credit Analytics

Our credit analytics include anti-fraud assessment and credit assessment. These are supported by both financial and behavioral data and managed by our risk management department. In addition to meeting the basic requirements on nationality, age, residency and the availability of credit and other history, a borrower must pass both our anti-fraud and credit assessments before we will refer them to funding partners and credit enhancement providers for a potential loan.

Once a loan application passes our credit assessment process, then we will refer the loan to a funding partner and, if applicable, a credit enhancement provider for them each to conduct an independent evaluation of the loan application. We only match borrowers who we believe meet our partners’ lending criteria, and our partners independently review all of the application information before making a lending decision. Loans are disbursed by the funding partner directly to the borrower.

The credit approval time for loans we enable can be as fast as 20 minutes for general unsecured loans or two hours for secured loans in 2022, and funding is generally available on the same day.

Data

Our credit assessment is built upon a variety of our own and third-party data, under proper authorization and within lawful ranges, including the data of the Credit Reference Center of the People’s Bank of China, data publicly available from other governmental institutions, and a variety of consumption, social or other behavioral data. We have cumulatively analyzed over 17 years of through-cycle credit data from approximately 68 million unique individual applicants, supplemented by access to the Ping An ecosystem insights and access to enterprise data for approximately 10 million businesses through external data providers as of December 31, 2022. Our proprietary and third-party data includes both know-your-customer or KYC personal financial information and know-your-business or KYB business information for loans to small business owners. All data are accessed and used only with the customer’s consent.

Out of over 7,000 predictive variables per borrower, we applied machine learning algorithms and regression analysis to select around 1,600 of the most relevant variables to build our anti-fraud models and around 1,600 of the most relevant variables to build our loan decision models as of December 31, 2022.

For loans with larger ticket sizes, our experience shows that both ability to repay and willingness to repay are important in the credit underwriting process. Behavioral data are nearly as useful as credit and financial data in anti-fraud assessment, as they can be helpful in evaluating a borrower’s willingness to repay. However, credit and financial data are substantially more predictive of creditworthiness as they can help evaluate a borrower’s ability to repay. As of December 31, 2022, credit and financial data comprise approximately 59% of the variables of our anti-fraud assessment and 89% of the variables of our credit assessment, while behavioral data make up the remaining 41% of the variables for our anti-fraud assessment and 11% of the variables of our credit assessment.

Anti-fraud Assessment

Our anti-fraud assessment checks for identity fraud, against negative records and for organized fraud. We verify the borrower’s identity by crosschecking against the National Citizen Identity Information Center’s ID database using facial recognition technology. We also verify the borrower’s identity using phone number and bank card verifications. By cross checking within and across data sources, we ensure that the borrower is who he or she claims to be and that the same borrower is completing the application from beginning to end.

Next we check each borrower against blacklists and negative records, including lists that we have built up through our own operations, from third-party sources and from publicized fraud attempts. We also further check if the borrower uses technology to provide falsified information, such as false location information using VPNs or IP address proxies.

Furthermore, we use our social network model built upon graphic computation and machine learning algorithms to identify and screen out organized fraud attempts. We have an extensive database of location and IP data to support our social network model. We check the borrower’s key information using our fraud detection model, which contains over 1,000 expert rules.

Credit Assessment

Borrowers who pass our anti-fraud assessment process move onto our credit assessment process. Our credit assessment process has been made as convenient as possible for potential borrowers through the application of automatic speech recognition, optical character recognition and natural language processing. The approval process for general unsecured loans can be as fast as 20 minutes, entirely through one screen interaction, with minimal text input.

We have three key models for credit assessment: an application score model, a risk-based pricing model and a loan sizing model.

The application score model generates a score for each borrower, based on which we determine the borrower’s eligibility for a given loan. Our acceptance criteria and assessment processes vary depending on the borrower risk rating, which may vary from R1 to R6 on our recently adopted rating system. In 2022, we gave AI-assisted live interviews or purely AI interviews to 60.7% of borrowers of general unsecured loans, and the other 39.3% of borrowers of general unsecured loans had the interview waived because nothing in their data required further clarification. Borrowers of secured loans, who have extensive personal interaction with our direct sales team or our channel partners, are all given live interviews.

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

Loan Servicing and Collection Services

Our loan servicing and collection services enable our institutional partners to concentrate on their core businesses while we manage troubled assets for them. We have accumulated 17 years of through-cycle proprietary data based on our offline-to-online business model that informs our collection efforts.

We utilize an online system for efficient and effective post-loan management and loan collection. Powered by AI servicing, intelligent loan collection algorithm and App smart robots, we have created a 24/7 operational command dashboard for our loan collection system which has increased the stability, speed, and efficiency of our post-loan process. Data from post-loan monitoring and collection efforts is constantly fed back into customer selection and credit approval algorithms to make sure our models are continuously refined to further improve outcomes. Deployment of AI collectors and segmentation algorithms for collection has enhanced our ability to identify fraud and high-risk borrowers, while being able to enhance product pricing, improve underwriting results and lift loan collection efficiency.

Our post-loan servicing model is based on credit scores to triage delinquencies. We check the loan records of our existing borrowers through the Credit Reference Center of the People’s Bank of China with their authorization on a regular basis so as to monitor their liability status and we use customer segmentation modeling to divide borrowers into low, medium and high risk. We also provide a repayment reminder service to our borrowers, including text message reminders for low-risk borrowers and AI-enabled contact for medium- and high-risk borrowers. In 2022, we carried out 54% of our repayment reminders through messages and the remainder through AI-enabled phone calls.

If borrowers fail to repay on time, our collection process will be initiated. Borrowers whose loans are overdue by one day are contacted by AI, and all other borrowers with overdue loans are contacted by a live collection agent. The relatively large average ticket size of the loans that we enable makes it more cost-efficient for us to escalate the collection process for delinquent loans, as compared to platforms that primarily enable small consumer loans.

Our collection professionals cannot access the mobile phone numbers of our borrowers and can only contact them through our systems. All contact with customers is recorded and retained for use in resolving disputes and ensuring that our collection team is fully in compliance with applicable laws and rules at all times. Data we accumulate in the collection process gets fed back into our credit assessment process in a closed loop.

The productivity of our post-loan servicing team has been continually improving. The average outstanding loan balance per post-loan servicing employee per year was RMB54.1 million, RMB65.5 million and RMB60.4 million (US$8.8 million) in 2020, 2021 and 2022, respectively.

In line with common industry practice, we use third-party collection agencies to collect loans that are delinquent for more than 80 days. We regularly evaluate our agency partner companies based on their performance, service quality, experience in the industry and compliance with relevant laws and regulations.

In addition to the collection efforts described above, we have an additional foreclosure procedure for our secured loans. Acting on behalf of the credit enhancement providers and our financing guarantee subsidiary, we first repossess the collateral using our local collection team, supported by third-party local collection agencies as necessary. We then assess the condition of the residential property, obtain third-party appraisal reports of its value and initiate the process to foreclose on the residential property. Upon foreclosure, we dispose of residential property via auction or consignment and use the proceeds to minimize or mitigate losses for the credit enhancement provider.

Credit Risk Management

Credit risk is the risk that the borrowers of our loans default and do not repay, including due to a lack of intention to repay or a lack of ability to repay. Credit risk is borne by one or more of the funding partner, the credit enhancement provider and our own licensed financing guarantee subsidiary, in different combinations and different proportions depending on the loan. The ability to manage credit risk is thus of key importance in our business. We manage credit risk through anti-fraud assessment, credit assessment and loan servicing and collections.

For the general unsecured loans we enable, we rank qualified borrowers on a scale of one to six, where R1 is the highest quality (lowest risk) and R6 is the lowest quality (highest risk). The risk level is determined based on two primary considerations. The first is credit risk score, modeled using statistical techniques and based on the records of the Credit Reference Center of the People’s Bank of China and the borrower’s prior records such as repayment, delinquency and application histories. The other consideration takes into account the customer’s assets, such as residential property, vehicle and insurance policies. Borrowers with higher credit risk scores and better assets will be assigned a lower risk level.

As mentioned previously, we have been concentrating our efforts on borrowers at the higher end of our R1 to R6 ranking of creditworthiness. Risk rating is a dynamic process which reflects our risk appetite and acceptance from time to time, and we have been focusing our efforts on serving high quality customers.

The following table shows the DPD 30+ delinquency rates for general unsecured loans and secured loans as of December 31, 2020, 2021 and 2022.

	As of December 31,
DPD 30+ Delinquency Rates by Type of Loan	2020	2021	2022
General unsecured loans	2.3	2.6	5.2
Secured loans	0.7	0.8	2.6

Total	2.0	2.2	4.6

The core indicator for credit quality monitored by our management is DPD 90+. The following table presents the DPD 90+ delinquency rates for general unsecured loans and secured loans as of December 31, 2020, 2021 and 2022. We define the DPD 90+ delinquency rate as the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans. This table reflects all the loans we enable on a whole portfolio basis, not just the loans that are consolidated on our balance sheet. In addition, when a loan becomes 80 days past due and the funding provider is reimbursed by a credit enhancement provider, we still treat the loan as overdue for purposes of the DPD 90+ calculation, since the loan has not been repaid by the borrower. The credit enhancement provider acquires the creditor rights after reimbursing the funding provider and we continue to provide post-loan services to the credit enhancement provider.

	As of December 31,
DPD 90+ Delinquency Rates by Type of Loan	2020	2021	2022
General unsecured loans	1.3	1.5	3.0
Secured loans	0.4	0.4	1.2

Total	1.2	1.2	2.6

The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2022, on general unsecured loans that we have enabled. DPD 90+ delinquency rates by vintage is defined as the total balance of outstanding principal of a vintage for which any payment is over 90 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal and without taking into account charge-offs), divided by the total initial principal in such vintage. Months on book, or MOB, is the number of complete calendar months that have elapsed since the calendar month in which the loan was originated, measured at the end of each calendar month.

The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2022 on secured loans that we have enabled.

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

The following chart shows the flow rates in 2020, 2021 and 2022 for the general unsecured loans we have enabled.

The following chart shows the flow rates in 2020, 2021 and 2022 for the secured loans we have enabled.

Our consumer finance subsidiary operates separately from our core retail credit and enablement business in many respects and has its own independent credit risk management personnel. As a licensed and regulated entity in the PRC, it must follow certain procedures and track certain metrics in order to ensure its compliance with regulatory requirements. As part of credit risk management for our consumer finance business, we conduct an online verification on customer identity and an anti-fraud assessment for each prospective borrower and determine the credit quota through our automated decisioning engine. Upon applying for drawdown, selected customers would enter into phone interviews with our credit assessment staff, and the drawdown would be disbursed after approval. We rely on a combination of text messages, AI and human agents in our collection process for consumer finance loans. We use texts and AI primarily for reminders and for payments that are not long overdue, and outsource collection efforts for longer overdue loans.

Our Credit Enhancement Providers

Our credit enhancement providers include credit insurance companies and guarantee companies. We worked with seven credit insurance companies in 2022. We enable them to extend credit enhancement for loans whose borrowers meet their desired risk profile. Credit enhancement providers benefit from the same customer referral, risk analytics and loan servicing and collection services as our funding partners.

The proportion of the outstanding balance of loans we enabled under the Puhui brand that was insured or guaranteed by third parties was 89.4%, 78.9% and 76.1% of the outstanding balance as of December 31, 2020, 2021 and 2022, respectively. Our loan enablement can be done either with or without third-party credit enhancement. How much credit risk we take on and whether third-party credit enhancement is utilized depend on a dynamic mix of commercial factors, including the pricing of credit enhancement and the willingness of our funding partners to bear risk, as well as regulatory guidance. We conduct commercial negotiations with our credit enhancement providers on a running quarterly basis, so changes in the credit enhancement market may affect the commercial terms of our agreements with our credit enhancement providers very quickly. If the cost of third-party credit enhancement is not commercially attractive, the proportion of loans for which we have credit risk could greatly exceed 30%, depending on the balance of risk and reward.

Ping An P&C provides credit enhancement on standard commercial arm’s-length terms for loans we enable. Ping An P&C provided credit enhancement on 70.6% of the outstanding balance of loans we had enabled under our Puhui brand as of December 31, 2022. For loans we enable that are insured by Ping An P&C, we have entered into agreements with terms of three years with Ping An P&C and each of the funding partners. These third-party credit enhancement providers provide credit guarantee insurance or guarantees on the loans we enable and will repay the lenders if a loan becomes sufficiently delinquent. We are not aware of any instance where our credit enhancement providers have ever failed to fulfill their insurance or guarantee obligations. Our credit enhancement providers conduct their own evaluation of each borrower to determine whether they will provide insurance or guarantees while we help our partners collect the necessary information.

All of our credit enhancement providers are regulated and inspected by the Chinese authorities and subject to detailed statutory and regulatory requirements. Insurance companies are regulated and inspected by the China Banking and Insurance Regulatory Commission. Pursuant to the regulations and rules regarding insurance companies issued by the China Banking and Insurance Regulatory Commission, the minimum registered capital of an insurance company is no less than RMB200 million and must be fully paid up in cash. For insurance companies engaged in credit guarantee insurance, the core solvency adequacy ratio at the end of the last two quarters must be no less than 75%, and the comprehensive solvency adequacy ratio must be no less than 150%. We engage in a strict assessment process in selecting our credit enhancement providers. We assess whether an insurer has a license from the China Banking and Insurance Regulatory Commission to provide credit insurance on three-year retail credit, whether it is able to meet the China Banking and Insurance Regulatory Commission’s stringent requirements for solvency ratios, concentration risks, leverage ratios and liquidity stress tests under the Measures for Regulating the Credit Insurance and Guaranty Insurance issued by the China Banking and Insurance Regulatory Commission in May 2020, and whether it has the relevant experience, track record and reputation within the industry. Our insurers are required to publicly file their quarterly solvency reports with the China Banking and Insurance Regulatory Commission, and we review their public filings to verify that they remain in compliance with the relevant requirements. Financing guarantee companies are regulated and inspected by the financial authorities of the local provincial or municipal government. Pursuant to the relevant regulations and rules regarding financing guarantee companies, the minimum registered capital of a financing guarantee company is not less than RMB20 million and must be fully paid up in currency, and net assets must be no less than one-fifteenth of their total outstanding guaranteed amount.

We have established a highly automated claims process with our funding partners and credit enhancement providers. Once a loan becomes delinquent for 80 days, a notice of claim will be automatically sent to the third-party credit enhancement provider. Normally this payment occurs without our participation and the timing of it does not affect our cash flow or cash position.

The table below shows the amount of claims submitted to credit enhancement providers for the loans consolidated on our balance sheet and the amount of claims reimbursed during each period, in millions of RMB. The discrepancies in amounts submitted and amounts reimbursed are mainly due to timing differences. When we submit a claim, the credit enhancement provider will typically complete its review and make the payment to the funding partner within one business day.

	For the Year Ended December 31,
	2020	2021	2022
Amount of claims submitted	1,938.8	5,084.4	12,490.0
Amount of claims reimbursed	1,940.1	5,084.4	12,490.0

Other Services

We enable a variety of financial institutions including banks, trust companies, mutual fund companies, private investment fund management companies, asset management companies, securities companies and insurance companies to access investors for wealth management products. We enabled 436 such partners in 2020, 470 in 2021 and 489 in 2022. The wealth management products we enabled in 2022 included asset management plans, mutual fund products, private investment fund products and trust products, among others.

Our Technology

Our proprietary end-to-end system enables us to strengthen our product sourcing and enablement capabilities, streamline our loan enablement process, improve customer experience and achieve economies of scale and operational efficiency. Designed for scalability and flexibility, our end-to-end system handles massive volumes of data required to evaluate a large number of customers, product providers and products profiles, enable loan transactions, enable products that meet the needs of investors, and monitor fund transfers, and repayment activities. For example, we deploy biometric identification, natural language processing, and optical character recognition to eliminate some of the more onerous loan application procedures and simplify the process for borrowers to provide loan documentation.

Many of the advanced technologies that we use, such as facial and voice recognition technology for verifying customer identities, AI and machine learning algorithms, and the application of blockchain to suitability management, have been licensed from Ping An Group, Ping An Technology and OneConnect. We train these technologies using our own data and business scenarios to create our own proprietary applied technologies unique to our own business.

Artificial Intelligence

Faster processor speeds, lower hardware costs, increasing sophisticated algorithms and the accumulation of high quality data have enabled us to adopt AI in more and more fields across our business. AI has helped us to reduce costs by increasing productivity and making decisions based on information that is too complex for a human to process. Our technology possesses leading artificial neural networks and by processing more examples from our over 17 years of through-cycle proprietary data, our neural network system evolves better and better over time. As a result we developed a deep learning model that could enable algorithms to powerfully analyze unstructured data for faster and cheaper credit scoring and quality loan assessments, precise marketing, custom-built intelligent customer service bots, pioneering regulatory compliance and various other business areas. Intelligent algorithms are able to spot anomalies and fraudulent information in a matter of seconds. The more we apply AI the more new use cases we find for it.

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

In 2020, we also introduced our latest pioneering regulatory technology, which focuses on making regulatory compliance more efficient and native to our core processes. The system uses natural language processing to cope with new regulations. To comply with these regulations, we apply AI-powered data analysis to build integrated risk and reporting systems. AI helps tackle regulatory quality issues, increasing the value of data to the authorities.

Data Science

Data technology is extensively used in the entire aspects of our operations, including KYC, KYP, anti-fraud and credit assessment, targeted marketing, product design and customer experience. We have invested significant resources in building up a petabyte-scale data platform, which covers a wide range of information pertinent to a customer’s profile and creditworthiness from a holistic perspective, particularly financial data that are more indicative of our customer’s financial strength and creditworthiness. We have accumulated over 17 years of through-cycle credit data, supplemented by Ping An ecosystem analytics and insights and access to enterprise data through external data providers, and our data-mining capabilities enable us to convert the originally unstructured data into structured data using deep learning and artificial intelligence techniques.

For example, through the application of deep learning and big data analytics, we utilize portfolio investment tools that construct tailored investment portfolio options that match investors’ risk appetites and can achieve higher investment return through diversification and automated investments. Based on our platform investors’ investment behavior data, we also enable the offering of personalized investment products and services using automated algorithms and analytics, which significantly improve the conversion rate of our marketing activities. In addition, our data-driven anti-fraud model enable us to identify and screen out organized fraud attempts through graphic computation and machine learning algorithms. Furthermore, we have developed an AI-driven customer services information message system, which allows us to migrate our customer services from traditional telephone model to online interactive model and answer our customers’ questions by machine, improving our operational efficiencies and customer experiences.

Blockchain

Blockchain is an open, distributed ledger that stores transaction data in a verifiable and immutable way, enabling parties to conduct business with each other on a single, unified system. We use our blockchain technology, built using the Ping An ecosystem’s FiMAX architecture, to accomplish suitability management and transparent disclosure as well as to record interactions with our platform investors to ensure full traceability in case of complaints or disputes. The FiMAX architecture supports enterprise-grade blockchain development in addressing the challenges that arise using different parties’ encrypted data in ways that maintain the integrity of each user’s encryption. Combining FiMAX’s patented crypto-controlled data-sharing algorithm and per-field encryption technologies, we believe that FiMAX is one of the first technology platforms in the industry to achieve data connectivity while retaining various users’ data encryption—features that are critical for real life applications in the financial services industry.

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

We have adopted modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This advanced architecture gives us increased flexibility in adding or removing modules, and it speeds up the deployment of new capabilities, features and functionalities.

Our technology has built-in software and hardware redundancy. We make use of distributed computing architecture so that a single point of failure does not cause the entire system to fail. Combined with our modular architecture, this makes our platform both highly stable and easily scalable.

Research and Development

Since our inception, we have cultivated a culture of innovation and invested significantly in technology. We have a team of over 700 engineers and data analysts who have extensive working experience in China’s internet and financial institution industries. Benefiting from the diversified background and expertise of our technology team, we have built our system infrastructure, which is reputable in both the internet and financial institutions industries.

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

Intellectual Property

We strongly emphasize the establishment, application, administration and protection of intellectual property rights. Through research, development and application in our ordinary course of business, we have obtained various intellectual property rights, including for our Ping An Puhui mobile app and for our Lu.com domain name, which offer enormous value to our businesses.

We regard our patents, copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on patent, copyright, trademark, and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2022, we had registered 568 patents with the PRC State Intellectual Property Office in China and 252 software copyrights and art work copyrights with the PRC National Copyright Administration. We had 43 registered domain names and 702 registered trademarks in the PRC as of the same date.

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

We were not aware of any material incidents of intellectual property rights infringement claims or litigation initiated by others against us or vice versa in 2020, 2021 and 2022. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not be able to prevent others from making unauthorized use of our intellectual property, which could harm our business and competitive position” and “—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Seasonality

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence customer borrowing activities. Seasonality is not a major factor in fluctuations in our operating results.

Competition

We compete primarily with non-traditional financial service providers such as MYbank, WeBank, Du Xiaoman Financial and JD Technology, and with traditional financial institutions, such as traditional banks, which are focused on retail and SMB lending. Many non-traditional financial service providers trace their origins back to services offered by a technology company, so they tend to compete with us in segments of the market that are more amenable to purely technological solutions and do not necessarily require strong financial expertise. Banks may compete with us as lenders or cooperate with us as funding partners. The PRC government is encouraging banks to increase their lending to the small business sector, which may cause them to pay more attention to the kinds of borrowers that we target than they have in the past. In addition, decreases in the maximum APR that can be charged to borrowers and our own increasing focus on high-quality borrowers to maintain credit quality may also cause our target borrowers to overlap more with those that banks have targeted in the past.

Some of our larger competitors have significant financial resources to support heavy spending on sales and marketing and to provide more services to customers. We believe that our ability to compete effectively for borrowers and investors depends on many factors, including the variety of our products, quality of our user experience, effectiveness of our risk management, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brand.

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

We consider our insurance coverage to be adequate as we have in place all the mandatory insurance policies required by the PRC laws and regulations and in accordance with the commercial practices in our industry. However, our insurance policies are subject to standard deductibles, exclusions and limitations. As a result, our insurance policies may not be able to cover all of our losses and we cannot provide any assurance that we will not incur losses or suffer claims beyond the limits of, or outside the relevant coverage of, our insurance policies. For details of risks relating to our insurance coverage, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

Regulation

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC and foreign laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal PRC laws, judicial interpretations, rules and regulations relevant to our business and operations in the PRC.

Regulations Relating to Foreign Investment

The establishment, operation and management of corporate entities in the PRC, including foreign-invested companies, are subject to the Company Law, which was issued by the Standing Committee of the National People’s Congress and was last amended on October 26, 2018. Unless otherwise provided in the PRC’s foreign investment laws, the provisions of our company Law shall prevail.

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalog of Industries in which Foreign Investment is Encouraged (2022 edition) and the Special Administrative Measures for Foreign Investment Access (Negative List 2021), or the 2021 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2021 Negative List. Industries not listed in the 2021 Negative List are generally open to foreign investments unless specifically restricted by other applicable Chinese regulations. Under the 2021 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%.

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

The Foreign Investment Law mainly stipulates four forms of foreign investments: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within the PRC; (b) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within the PRC; (c) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (d) foreign investors invest in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council. It does not mention the relevant concept and regulatory regime of consolidated affiliated entities structures and uncertainties still exist with regards to its interpretation and implementation.

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

On December 26, 2019, the State Council promulgated the Implementation Regulations for the Foreign Investment Law, effective January 1, 2020. The Implementation Regulations for the Foreign Investment Law emphasizes the promotion of foreign investment, refined specific measures, and also replaced various previous laws and regulations. On December 26, 2019, the Supreme People’s Court issued an Interpretation on Several Issues Concerning the Application of the Foreign Investment law of the PRC, which also came into effect on January 1, 2020. The interpretation applies to any contractual dispute arising from the acquisition of relevant rights and interests by a foreign investor through gift, division of property, merger of enterprises, division of enterprises, etc. On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation jointly issued the Measures on Reporting of Foreign Investment Information, which replaced the existing filing and approval procedures regarding the establishment and change of foreign-invested companies. On December 31, 2019, the Ministry of Commerce issued the Announcement on Matters Relating to Foreign Investment Information Reporting which emphasized the information reporting requirements provided by the Measures on Reporting of Foreign Investment Information, and stipulated the forms for information reporting.

On December 19, 2020, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Measures for the Security Review of Foreign Investment, effective January 18, 2021. The measures stipulate rules for foreign investment that is subject to security review. According to the measures, procedures will be established for organizing, coordinating, and guiding the security review of foreign investments, and the office in charge of the security review will be set up under the National Development and Reform Commission, and led by the National Development and Reform Commission and the Ministry of Commerce. Furthermore, the measures provide that if foreign investors or relevant parties in China intend to invest in crucial information technology and internet products and services, in crucial financial services or in other crucial fields which relate to national security, and to obtain the actual control over the enterprises they invested in, they shall apply to the office in advance for a security review.

Regulations Relating to Value-Added Telecommunication Services

The Telecommunications Regulations of the PRC, which were issued by the State Council in 2000 and last amended on February 6, 2016, provide the general framework for the provision of telecommunication services by PRC companies. It requires a telecommunication service provider in China to obtain an operating license from the Ministry of Industry and Information Technology or its provincial branch prior to commencement of operations.

The Telecommunications Regulations of the PRC categorize telecommunication services in China as either basic telecommunications services or value-added telecommunications services. According to the Classification Catalog of Telecommunications Business, attached to the Telecommunications Regulations and issued by the Ministry of Industry and Information Technology in 2015 and last amended on June 6, 2019, online data processing, transaction processing and information services provided via fixed network, mobile network and internet are value-added telecommunication services.

On July 3, 2017, the Ministry of Industry and Information Technology issued the Administrative Measures for Telecommunications Business Operating Permit, which took effect on September 1, 2017. The measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses. Operators are required to submit an application within the prescribed period to the original permit-issuing authority with respect to changes in the business scope or the operating entity resulting from shareholder changes or the merger and division of the company as prescribed under relevant regulations.

Regulations on Foreign Investment in Value-Added Telecommunications

Foreign direct investment in telecommunications companies in China is governed by the Administrative Rules on Foreign-invested Telecommunications Enterprises, which were issued by the State Council in 2001. It provides that a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China shall not exceed 50%. However, the 2021 Negative List provides that foreign investors may hold 100% equity interest in e-commerce, domestic multi-party communications, data collection and transmission services and call centers. Further, on March 29, 2022, the State Council issued the Decision of the State Council to Amend and Repeal Certain Administrative Regulations, effective May 1, 2022, which amended the Administrative Rules on Foreign-invested Telecommunications Enterprises issued in 2001. According to the currently effective rules, foreign investors who are involved in a business providing value-added telecommunications will be no longer subject to the requirement to demonstrate a good track record and experience in providing the services. In addition, the amended rules simplify the application process for telecommunication business operation permits and shorten the review period.

The Ministry of Industry and Information Technology’s Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued on July 13, 2006, requires foreign investors to set up foreign-invested enterprises and obtain a license for value-added telecommunications services. It prohibits domestic companies holding value-added telecommunications services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct this type of business in China. In addition to restricting dealings with foreign investors, it contains a number of detailed requirements applicable to operators of value-added telecommunications services, including that operators or their shareholders must legally own the domain names and trademarks used in their daily operations and each operator must possess the necessary facilities for its approved business operations and maintain its facilities in the regions covered by its license. The Ministry of Industry and Information Technology or its provincial counterpart has the power to require corrective actions after discovering any non-compliance by operators, and where operators fail to take those steps, the Ministry of Industry and Information Technology or its provincial counterpart can revoke the value-added telecommunications services license.

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

In addition, internet information service providers are required to monitor their websites to ensure that they do not contain content prohibited by law or regulation. The PRC government may require corrective actions to address non-compliance by ICP license holders or revoke their ICP license for serious violations. Furthermore, the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services, effective January 1, 2018, requires internet information service providers to register and own the domain names they use in providing internet information services. Each of Shenzhen Lufax Internet Information Service Co., Ltd and Chongqing Financial Assets Exchange Limited, a subsidiary of the consolidated affiliated entities, currently holds a ICP license.

Regulations on Mobile Internet Application Information Services

On June 28, 2016, the Cyberspace Administration of China issued the Administrative Provisions on Mobile Internet Application Information Services, which was amended on June 14, 2022 and became effective on August 1, 2022. The amended provisions clarify the requirements in relation to the provision of application information services and application distribution services in China. The amended provisions also outline the requirements for application providers, which include, among others, (i) verifying user identity information; (ii) obtaining an internet news and information services license or other administrative licenses for information services; and (iii) establishing a mechanism for examining the content of the information. In particular, the amended provisions stipulate the obligations in relation to cyber security, data security and personal information protection, emphasizing the necessity for personal information collection and the fact that users shall not be denied the use of the basic function services of certain applications merely on account of their refusal to provide unnecessary personal information. The amended provisions also set out the requirements for application distribution platforms, which include, among others, (i) filing the required information with the local network information administration authority within 30 days from the time the platform has become operational; and (ii) establishing classification management systems. If the applications violate the amended provisions, relevant laws and regulations, and service agreements, the application distribution platform shall take such measures as giving warnings, suspension of services, removal of the application from the platform, etc. It shall also keep relevant records and report the breach to competent authorities.

Under the Interim Provisions on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which took effect on July 1, 2017, the internet information service provider is also required to ensure that an app, as well as its ancillary resource files, configuration files and user data, can be conveniently uninstalled by its users, unless it is a basic function software (i.e., software that supports the normal functioning of hardware and operating system of a mobile smart device).

The Ministry of Industry and Information Technology issued the Notice on the Further Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests, or the Further Rectification Notice, on July 22, 2020. The notice requires that certain conducts of app service providers should be inspected, including, among others (i) collecting personal information without the user’s consent, collecting or using personal information beyond the necessary scope of providing services, and forcing users to receive advertisements; (ii) requesting user’s permission in a compulsory and frequent manner, or frequently launching third-parties apps; and (iii) deceiving and misleading users into downloading apps or providing personal information. The notice also set forth that the period for the regulatory specific inspection on apps and that the Ministry of Industry and Information Technology will order the non-compliant entities to modify their business within five business days, or otherwise to make public announcement to remove the apps from the app stores and impose other administrative penalties.

Regulations Relating to Retail Credit Enablement

Regulations on Loans

The PRC Civil Code, which was adopted effective January 1, 2021, requires that the interest rates charged under a loan agreement must not violate applicable provisions of the PRC laws and regulations. The Civil Code also provides that the interest shall not be deducted from the principal of the loan in advance, and if the interest is deducted from the principal in advance, the loan shall be repaid and the interest shall be calculated based on the actual loan amount.

The Interim Measures for the Administration of Private Loans, which were issued by the China Banking Regulatory Commission on February 12, 2010, provide that lenders shall not issue private loans without specified purposes. In addition, lenders shall only entrust certain part of loan investigation to qualified third-party companies and shall not entrust the whole process of loan investigation to third-party companies.

The Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court in August 2015, provided that agreements between lenders and borrowers on loans with interest rates no higher than 24% per annum are valid and enforceable. As to the loans with interest rates per annum between 24% (exclusive) and 36% (inclusive), if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the excess interest payment. If the annual interest rate of a private loan is higher than 36%, the agreement on the excess part of the interest is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the courts will support such requests. In addition, on August 4, 2017, the Supreme People’s Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector, which provided that (i) if the total amount of interest, compounded interest, default interest and other fees charged by a lender under a loan contract substantially exceeds the actual loss of such lender, the request by the debtor under such loan contract to reduce or to adjust the part of the aforementioned fees exceeding the amount accrued at an annual rate of 24% will be upheld; and (ii) in the context of peer-to-peer lending disputes, if the online lending information intermediaries and lenders circumvent the statutory limit of the interest rate by charging intermediary fees, such fees shall be deemed invalid.

On July 22, 2020, the Supreme People’s Court and the National Development and Reform Commission jointly released the Opinions on Providing Judicial Services and Safeguards for Accelerating the Improvement of the Socialist Market Economic System for the New Era. The Opinions set out that if the interest and fees, including compound interest, penalty interest and liquid damages, claimed by one party to the loan contract exceed the upper limit under judicial protection, the claim will not be supported by the court, and if the parties to the loan disguise the financing cost in an attempt to circumvent the upper limit, the rights and obligations of all parties to the loan will be determined by the actual loan relationship.

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

The Notice on Regulating and Cleaning up the Cash Loan Business, or Circular 141, introduces the regulation guidance on cash loan businesses, including online micro-lending companies, peer-to-peer lending platforms and banking financial institutions. According to Circular 141, activities relating to offerings of cash loans are subject to regulatory inspections and rectifications to prohibit excessive lending and repeated grant of credits to individual borrowers, collection of abnormally high interest rates, and violations against privacy protection. Circular 141 provides further requirements regarding banking financial institution’s participation in cash loan businesses, including the qualifications of the third party institutions cooperating with banking financial institutions, each party’s responsibilities in the cooperation and the fee charging arrangement. Circular 141 also provides that institutions or third-party agencies shall not conduct loan collection by means of violence, intimidation, insult, defamation, harassment or other illegal methods. In case of violation, the relevant authorities, depending on the severity of the circumstances, may suspend such entity’s business, order rectification, reprimand such entity, reject its filing procedures, or terminate its business qualification. In addition, the relevant authority may order any website or platform operator to suspend its business, if such website or platform operator helped the entity to conduct business in violation of laws or regulations.

The Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security and the Ministry of Justice jointly issued the Notice on Promulgating the Opinions on Several Issues concerning the Handling of Criminal Cases of Illegal Lending on July 23, 2019, which came into effect on October 21, 2019. It clarifies the standards for the determination of whether the illegal lending activity constitutes the crime of illegal business operations. It provides that it will be convicted of the crime of illegal business operations and punished in accordance with Item 4 of Article 225 of the Criminal Law, if it meets all of the following criteria: (i) without the approval of the regulatory authorities or beyond the business scope, for the purpose of making profits, frequently granting loans to non-specific objects of the society which disturbs the order of the financial market, (ii) having been deemed as a “serious circumstance.” “Frequently granting loans to non-specific objects of the society” shall refer to lending to non-specific several persons (including entities and individuals) in the name of loans or in any other name for more than 10 times within two years. If the repayment period is extended after the maturity of the loan, the number of times the loan is granted shall be counted as once.

On July 12, 2020, the Interim Measures for the Administration of Online Loans by Commercial Banks came into effect. While they apply to commercial banks and by analogy to consumer finance companies and auto finance companies directly, they also require them to strengthen loan cooperation management, which would affect the institutions cooperating with them to develop internet loan businesses, and their existing business models. Pursuant to these interim measures, commercial banks shall evaluate their cooperation agencies and implement list management. Commercial banks shall not accept direct and disguised credit enhancement services from unqualified cooperation agencies. The interim measures also provide that, except for cooperating institutions that jointly provide loans, commercial banks shall not entrust the cooperating institutions to perform key operations, such as loan issuance, loan principal and interest recovery, and stopping of loan payment. Pursuant to the interim measures, commercial banks shall independently carry out risk assessment and credit approval for the loans they fund, and take primary responsibility for post-loan management. Commercial banks shall not entrust third-party institutions with records of violent collection or other illegal records to collect loans. The China Banking and Insurance Regulatory Commission and its local branches shall evaluate the reports and relevant materials submitted by commercial banks, and key assessment factors include independent control of credit approval procedures, contract signing and other core risk management procedures of commercial banks.

On February 19, 2021, the China Banking and Insurance Regulatory Commission further issued the Notice of Further Regulating Online Loan Business of Commercial Banks, also known as Circular 24, supplementary to the Interim Measures for the Administration of Online Loans by Commercial Banks. Circular 24 reiterates that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the key procedures of loan management. In addition, the Circular 24 provides that, when a commercial bank and its joint lending partner jointly contribute funds to issue online loans, the funding contribution percentage of its joint lending partner shall not be less than 30%; a bank’s proprietary loan balance under the joint lending partnership with a single partner should be no higher than 25% of its net tier-1 capital, and its proprietary loan balance under the joint lending partnership with all partners should not exceed 50% of its total outstanding loans. Moreover, regional commercial banks are prohibited from engaging in an online loan business outside the region of their registration (“cross-regional operations”). In addition, under Circular 24, the China Banking and Insurance Regulatory Commission and its local offices shall, under the principle of “one policy for one bank and smooth transition,” urge commercial banks to rectify their non-compliant online loan business. The China Banking and Insurance Regulatory Commission and its local offices may, at their discretion, impose more stringent regulatory requirements for the fund contribution percentage of joint lending partners, concentration level of joint-lending partners and total amount limit of online loans under the joint-lending model on the basis of the provisions captioned aforehand under Circular 24. Finally, it is also provided that Circular 24 will also apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. Circular 24 clarified that the requirements on the fund contribution percentage of a joint lending partner and the restraints for regional commercial banks from cross-regional operations to enact from January 1, 2022. Any legacy businesses shall be settled naturally.

On July 12, 2022, the China Banking and Insurance Regulatory Commission issued the Notice of Strengthening the Administration of the Internet Loan Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services, which further requires commercial banks to strengthen their risk control and regulate the cooperation with third-party institutions in online loan business, including: (i) commercial banks shall enter into separate cooperation agreements in respect of joint capital contribution, information technology cooperation and other business cooperation, respectively, for clarifying rights and responsibilities of each party; (ii) commercial banks shall fulfill the primary responsibility in respect of loan administration. If internet loans involve cooperation with cooperative institutions in, for example, marketing, payment and settlement, and information technology, commercial banks shall strengthen the management of core risk control links, and shall not lower risk control standards due to business cooperation; (iii) commercial banks shall strengthen information and data management, and the written agreements signed by a commercial bank with a cooperative institution shall clearly specify the specific requirements for submission of relevant information. This notice provides a transitional period for the existing online loan business of commercial banks until June 30, 2023. These rules also apply to branches of foreign banks, trusts, consumer finance companies and auto finance companies.

Regulations on Financing Guarantee Companies

The Tentative Measures for the Administration of Financing Guarantee Companies were jointly promulgated by the China Banking Regulatory Commission, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, and the State Administration for Market Regulation on March 8, 2010, which stipulates the registered capital, business scope, operating rules, risk control and supervision of financing guarantee companies, and also require that (i) the outstanding balance of financing guarantee liabilities of a financing guarantee company shall not exceed 10 times of that company’s net assets, though the upper limit can be raised to 15 times for a financing guarantee company that mainly provides services to small and micro enterprises, the agriculture sector, rural villages and farmers, (ii) the balance amount of outstanding guarantee liabilities of a financing guarantee company for a single guaranteed party shall not exceed 10% of that company’s net assets, and (iii) the balance amount of outstanding guarantee liabilities of a financing guarantee company for a single guaranteed party and its affiliated parties shall not exceed 15% of that company’s net assets. On November 25, 2010, China Banking Regulatory Commission issued the Notice on Issuing the Guidelines for the Corporate Governance of Financing Guarantee Companies, which was the basis for the Supervision and evaluation of the corporate governance of financing guarantee companies. According to the Notice, the directors, supervisors and senior managers of financing guarantee companies shall have the risk awareness of prudent operation, corresponding business skills and practical experiences. The State Council released the Regulation on Financing Guarantee Companies, effective October 1, 2017, to further clarify various regulatory indicators. “Financing guarantee” shall refer to the activities where a guarantor provides a guarantee for debt financing such as borrowings or debentures of a debtor. The regulatory authorities determined by the provincial level of governments shall be responsible for the supervision and administration of financing guarantee companies of its region. The establishment of a financing guarantee company shall be subject to the approval of the regulatory department and certain conditions. According to such regulation, any entity without a qualified license to engage in the financing guarantee business will be ordered to suspend its operations and be subject to a fine between RMB0.5 million and RMB1.0 million, and its relevant illegal income will be confiscated accordingly. In addition, if the outstanding balance of financing guarantee liabilities of the financing guarantee company does not meet the requirements pursuant to the aforementioned rules, it will be ordered to make timely rectification. If the company fails to make rectification in a timely manner, a fine of between RMB100,000 and RMB500,000 will be imposed, and the illegal income will be confiscated. Such a company may be ordered to suspend its business for rectification, and, under serious circumstances, its license for financing guarantee business may be revoked.

The Notice on Issuing Four Supporting Systems for the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Four Supporting Systems, was jointly promulgated by the China Banking and Insurance Regulatory Commission, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Agriculture and Rural Affairs, the People’s Bank of China and the State Administration for Market Regulation on April 2, 2018 and amended on June 21, 2021, which includes the Administrative Measures on Financing Guarantee Business Permits, the Measures on the Measurement of the Balance of Financing Guarantee Liability, the Administrative Measures on the Asset Proportions of Financing Guarantee Companies and the Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies. The Administrative Measures on Financing Guarantee Business Permits clarify the definition of the operating license of financing guarantee business, the conditions and procedures for the issuance, renewal, revocation or cancelation of the operating license of financing guarantee business, and the information to be specified and recorded on the license. The Measures on the Measurement of the Balance of Financing Guarantee Liability provide the definition of the balance of financing guarantee liability and certain upper limits for the scale of loan guarantee business or the balance of financing guarantee liabilities for the relevant financing guarantee company. The Administration Measures on the Asset Proportions of Financing Guarantee Companies categorize the main assets of financing guarantee companies into three levels and set up specific requirements for each level. Among other things, the sum of the Level I and Level II financial assets of a financing guarantee company is required to be no less than 70% of such financing guarantee company’s total assets less qualified receivables. The ratio for Ping An Puhui Financing Guarantee Co., Ltd was 73.7% as of December 31, 2022. The Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies require that, neither the bank nor the guarantee company may collect any fees, other than the fees as stated in the cooperation agreement or the guarantee contract, for any reason or in any form during their cooperation. Furthermore, banks and guarantee companies may separately accept clients’ applications and recommend clients to each other.

On October 9, 2019, the Notice on the Promulgation of Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies was jointly promulgated by the China Banking and Insurance Regulatory Commission, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, the Ministry of Housing and Urban-Rural Development, the Ministry of Agriculture and Rural Affairs, and the State Administration for Market Regulation, which was amended on June 21, 2021. This notice requires that all local regulatory authorities shall conduct a comprehensive investigation to supervise if the entities engaging in financing guarantee businesses have been licensed or not. For companies engaging in financing guarantee business without the financing guarantee business operation license, the relevant authority may order them to close down the relevant financing guarantee business.

On July 14, 2020, the Guidelines for Off-site Supervision of Financing Guarantee Companies was issued by the China Banking and Insurance Regulatory Commission, effective on September 1, 2020, which provide the guidelines for the competent regulatory authorities to continuously analyze and evaluate the risk of financing guarantee companies and the financing guarantee industry, by way of collecting report data and other internal and external data of the financing guarantee companies and carrying out corresponding measures.

On December 31, 2021, the People’s Bank of China published the Regulations on the Local Financial Supervision and Administration (Draft for Comments), which requires that, among others, (i) six types of financial organizations, including financing guarantee companies, are deemed as local financial organizations, and the incorporation of local financial organizations should be approved by the competent provincial regulatory authorities before they apply for the business licenses, (ii) local financial organizations are required to operate their business within the area approved by the competent provincial regulatory authorities and are not allowed to conduct business across provinces in principle, and (iii) the rules for cross-province business carried out by local financial organizations should be formulated by the State Council or by the financial regulatory department of the State Council as authorized by the State Council. The financial regulatory department of the State Council will specify a transition period for local financial organizations that have carried out businesses across provinces to maintain compliance. Notwithstanding the foregoing, pursuant to the currently effective Regulations on Financing Guarantee Companies, a financing guarantee company may establish a branch to conduct financing guarantee business outside the province where it is domiciled with a prior approval from the regulatory department where the branch is located.

Ping An Puhui Financing Guarantee Co., Ltd., one of our subsidiaries registered in Jiangsu Province, holds a financing guarantee business permit issued by Jiangsu Provincial Bureau of Local Financial Supervision and Administration in May 2022 and has been approved by Jiangsu Provincial Bureau of Local Financial Supervision and Administration in October 2022 to absorb our financing guarantee subsidiary in Tianjin City, Pingan Financing Guarantee (Tianjin) Co., Ltd.. As of the date of this annual report, this absorption has completed.

Regulations on Credit Guarantee Insurance

The Interim Measures for Regulating the Credit Guarantee Insurance were issued by the China Insurance Regulatory Commission, one of the predecessors of the China Banking and Insurance Regulatory Commission, on July 11, 2017 to regulate the business operations of credit guarantee insurance. It was repealed by the Measures for Regulating the Credit Insurance and Guaranty Insurance issued by the China Banking and Insurance Regulatory Commission on May 8, 2020. Pursuant to these measures, “financial credit guarantee business” refers to the credit guarantee business in which insurance companies provide insurance protection for the performance of credit risks of financing contracts such as borrowing and financing leases. Insurance companies shall not outsource credit risk review and credit management businesses to third-party partners, and shall not underwrite financial credit guarantee business in which the interest rates of loans exceed the regulatory upper limit. Insurance companies shall strengthen the supervision and management of the operation activities of cooperative institutions, head offices shall formulate a unified template for cooperation agreements to clarify the rights and obligations of both parties, and insurance companies shall make clear requirements in terms of access, evaluation, withdrawal, and complaints according to the characteristics and risks of different cooperative institutions. The Notice of the General Office of China Banking and Insurance Regulatory Commission on Relevant Issues Concerning Further Strengthening and Improving the Product Supervision of Property Insurance Companies, effective from March 1, 2020, stipulates that the credit insurance and guarantee insurance products over one year are required to complete the record-filing instead of the approval procedure.

On September 14, 2020, the China Banking and Insurance Regulatory Commission issued the Notice of Guidelines for Pre-guarantee Management and Post-guarantee Management of Financing Credit Insurance Business, which provides that insurance companies shall conduct risk supervision on cooperative institutions when they engage in a credit insurance marketing business through such cooperative institutions. If cooperative institutions induce the borrowers to change the purpose of loans, conceal the use of capital, guide customers to make malicious complaints, or conduct false promotion for expanding insurance liability, the insurance companies shall promptly impose punishment measures on such cooperative institutions according to their cooperative agreements and the requirements under the cooperative management system.

Regulations Relating to Consumer Finance Companies

The Administrative Measures for the Pilot Scheme of Consumer Finance Companies, issued by the China Banking Regulatory Commission in 2013 and effective on January 1, 2014, stipulates the conditions for the investor of the consumer finance company, its business scope, and operating rules. The Measures for the Implementation of Administrative Licensing Matters for Non-Banking Financial Institutions, issued in 2015 and was amended on March 23, 2020, further stipulates the establishment of shareholder qualifications and other matters.

With the approval of the China Banking and Insurance Regulatory Commission, which is the successor to the China Banking Regulatory Commission, consumer finance companies may conduct some or all of the following Renminbi-denominated businesses: (i) disbursement of consumer loans to individuals; (ii) acceptance of deposits from a shareholder’s domestic subsidiary in China and domestic shareholders in China; (iii) taking loans from financial institutions in China; (iv) issuance of financial bonds upon approval; (v) interbank borrowings in China; (vi) advisory and agency businesses related to consumer finance; (vii) sale of insurance products relating to consumer loans in the capacity of an agent; (viii) investments in fixed-returns securities; and any other businesses approved by the China Banking and Insurance Regulatory Commission. The establishment, change, termination of a consumer finance company, and administrative licensing procedures for approval of appointment qualifications of directors and senior management personnel shall comply with the relevant provisions of the China Banking and Insurance Regulatory Commission.

On December 30, 2020, the China Banking and Insurance Regulatory Commission promulgated the Measures for the Regulatory Rating of Consumer Finance Companies (for Trial Implementation), which provides the overall arrangements for the regulatory rating of consumer finance companies. Specifically, the measures set forth five rating elements for consumer finance companies which include corporate governance and internal control, capital management, risk management, professional service quality and information technology management. The results of the regulatory rating will serve as an important basis for regulatory authorities in assessing the operation, risk profile and risk management capability of consumer finance companies as well as in formulating regulatory plans, allocating regulatory resources, and taking regulatory measures. The results will also be used as reference factors for market entry of consumer finance companies.

Regulations Relating to Microloan Companies

Pursuant to the Guiding Opinions on the Pilot Operation of Microloan Companies, which were jointly promulgated by the China Banking Regulatory Commission and the People’s Bank of China on May 4, 2008, if a provincial government determines a competent department to be responsible for the supervision and administration of microloan companies and the regulation of risks associated with microloan companies, such provincial government may carry out the pilot operation of microloan companies within such province. The Guiding Opinions on the Pilot Operation of Microloan Companies further provided that when granting loans, microloan companies are required to adhere to the principle of “small sum and decentralization.” The balance of loans granted by a microloan company to a same borrower cannot exceed 5% of the net capital of the company. Microloan companies are required to operate on the market-oriented principle. The loan interest ceiling is floating but cannot exceed the ceiling prescribed by the judicatory authority, and the loan interest floor is required to be 0.9 times the loan base interest rate published by the People’s Bank of China. The specific floating range is required to be determined independently according to the market principles.

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

The Notice on Specific Rectification Implementation Measures for Risk of Online Microloan Businesses of Microloan Companies, or Circular 56, which was issued on December 8, 2017, defines “online microloans” as microloans provided through the internet by online microloan companies controlled by internet companies. The features of online microloans include borrower acquisition, credit assessment based on the online information collected from business operation and internet consumption, as well as loan application, approval and funding made through online procedures. It aims to investigate the legal compliance of microloan business carried out by microloan companies through the internet, and focus on remediation of microloan companies without the qualification of online lending operation or lending business. There are 11 key areas of investigation and renovation: (i) strict management of the authority of examination and approval; (ii) re-examination of the online microloan management qualifications; (iii) equity management; (iv) on-balance sheet financing; (v) asset securitization and other financing; (vi) integrated actual interest rate; (vii) the behavior of loan management and collection; (viii) the scope of the loan; (ix) business cooperation; (x) information security; and (xi) illegal operation.

In addition, consistent with the Guidance on the Guiding Opinions on the Pilot Operation of Microloan Companies and Circular 141, Circular 56 emphasize several aspects where inspection and rectification measures must be carried out for the online microloans industry, which include (i) the microloan companies shall be approved by the local authorities in accordance with the applicable regulations promulgated by the State Council, and the approved online microloan companies in violation of any regulatory requirements shall be re-examined; (ii) qualification requirements to conduct online microloan business (including the qualification of shareholders, sources of borrowers, internet scenario and the digital risk-management technology); (iii) whether the “integrated actual interest rate” (namely the ratio of the aggregated borrowing costs charged to borrowers in the form of interest and various fees to the principal of loans) are annualized and subject to the limit on interest rate of private lending set forth in the private lending judicial interpretations issued by the Supreme People’s Court and, whether any interest, handling fee, management fee or deposit are deducted from the principal of loans provided to the borrowers in advance; (iv) whether microloan companies cooperate with internet platforms without relevant website registration or telecommunication business license to offer microloans and whether microloan companies cooperate with institutions with no lending qualification to offer loans or provide funds to such institutions for them to offer loans, and with respect to the loan business conducted in cooperation with third-party institutions, whether the online microloan companies outsource their core business (including the credit assessment and risk control), or accept any credit enhancement services provided by any third-party institutions with no guarantee qualification; or whether any applicable third-party institution collects any interest or fees from the borrowers; and (v) whether entities that conduct online microloans business have obtained relevant approval or license for lending business. It also sets forth that all related institutions shall be subject to inspection and investigation before the end of January 2018. Depending on the results, different measures will be taken on the institutions that need rectification before the end of March 2018, including: (i) for institutions that hold online microloan licenses but do not meet the qualification requirements to conduct online microloan business, their online microloan licenses shall be revoked and such institutions will be prohibited from conducting loan business outside the administrative jurisdiction of their respective approved authorities; and (ii) for institutions holding online microloan licenses that meet the qualification requirements to conduct online microloan business but were found not in compliance with other requirements, such as the requirements on the integrated actual interest rate, the scope of loans and cooperation with third-party institutions, such institutions shall take rectification measures within a certain period specified by the local authorities, and in the event that the rectification measures do not meet the local authorities’ requirements, such institutions shall be subject to several sanctions, including revocation of their online microloan licenses and to cease their business operations.

On September 7, 2020, the China Banking and Insurance Regulatory Commission issued the Notice on Strengthening the Supervision and Management of Microloan Companies, or Circular 86. Circular 86 aims to regulate the operation of microloan companies, prevent and resolve relevant risks, promote the healthy growth of the microloan industry. Circular 86 stipulates the following requirements with respect to the microloan companies, including without limitation: (i) the financing balance of the microloan company funding by bank loans, shareholder loans and other nonstandard financing instruments shall not exceed such company’s net assets; (ii) the financing balance of the microloan company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets; (iii) the balance of loans offered to one borrower shall not exceed 10% of the net assets of the microloan company, and the balance of loans offered to one borrower and such borrower’s related parties shall not exceed 15% of the net assets of the microloan company; (iv) microloan companies are prohibited from upfront deduction of interest, commission fees, management fees or deposits from the principal of the loans before they are released to the borrowers, and if microloan companies has deducted any upfront fees in violation of rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interest and fees deducted, and the loan’s interest rate shall be calculated accordingly; (v) microloan companies shall conduct business in the administrative area at the county level where the company is domiciled in principle, except as otherwise provided for the operation of online microloan business; and (vi) the microloan companies and third-party loan collection agencies entrusted shall not collect loans by violence, threats of violence, or other ways that intentionally cause harm, infringe personal freedom, illegally occupy property, or interfere with day-to-day life through insulting, slandering, harassing, or disseminating private personal information, or other illegal methods. The local financial regulatory authorities may further lower the ratio caps in (i) and (ii) in accordance with regulatory requirements.

On November 2, 2020, the China Banking and Insurance Regulatory Commission, the People’s Bank of China and other regulatory authorities released a consultation draft of the Interim Measures for the Administration of Online Microloan Business, which states that a microloan company must obtain the official approval of the China Banking and Insurance Regulatory Commission to conduct an online micro lending businesses outside the province where it is registered. In addition, the draft provides the statutory qualified requirements for an online microloan company, covering such things as registered capital, controlling shareholders, and use of the internet platform to engage in an online microloan business.

We used to have three microloan subsidiaries to provide loans in a small number of cases from our own funds. In response to the above consultation draft, we have ceased to use our microloan subsidiaries to fund any new loans since December 2020.

We had canceled the microloan business license held by our Shenzhen and Hunan microloan subsidiaries in May 2022 and April 2022, respectively, and we completed the de-registration of our Hunan microloan subsidiary at local Administration of Market Regulation in December 2022. Shenzhen microloan subsidiary is currently in the process of de-registration, which is estimated to be completed by the end of April 2023. We have also applied and obtained approval from competent authority regarding cancelation of the online loan business permit held by our remaining Chongqing microloan subsidiary on June 30, 2022. As a result, we do not conduct any online microloan business as of the date of this annual report. Furthermore, the above Interim Measures for the Administration of Online Microloan Business will not apply to our current business even if it is formally promulgated.

The principal laws governing Chongqing microloan companies are (i) the Interim Measures for the Administration of Pilot Operation of Chongqing Microloan Companies, effective August 1, 2008, (ii) the Notice on Adjustment of Provisional Measures for the Pilot Management of Microfinance Companies in Chongqing, which modified the foresaid measure and became effective on April 27, 2009, and (iii) the Supervision Guidelines on the Internet Loan Business of Chongqing Microloan Companies (Trial), issued on December 25, 2015. The Chongqing Municipal Finance Office is responsible for the examination and approval of microloan companies in Chongqing. Upon approval, microloan companies may conduct the following businesses: granting loans; discounted note business; and asset transfer. The balance of loans to the same borrower shall not exceed 10% of the net capital of the microloan company, and the upper limit of the balance for the borrower which is the group enterprise is 15% of the net capital of the microloan company. The upper limit of the loan interest rate is 4 times the benchmark interest rate of loans announced by the People’s Bank of China, and the lower limit is 0.9 times the benchmark interest rate of loans announced by the People’s Bank of China. Furthermore, the Notice on Adjustment of Provisional Measures for the Pilot Management of Microfinance Companies in Chongqing releases the restrictions on certain shareholder requirements for microloan companies. According to the Interim Measures for the Financing Supervision of Chongqing Microloan Companies, issued on June 4, 2012, the financing balance of a microloan company in Chongqing shall not exceed 230% of its net capital.

Regulations Relating to Internet Finance

On July 18, 2015, ten PRC regulatory agencies, including the People’s Bank of China, the Ministry of Industry and Information Technology, the China Banking Regulatory Commission, and other relevant government authorities, promulgated the Guidelines on Promoting the Sound Development of Internet Finance, or the Internet Finance Guidelines. The Internet Finance Guidelines define the internet finance as a new financial business model whereby traditional financial institutions and internet enterprises use internet technology and information and communications technology to provide loans, payments, investments and information intermediary services.

On April 12, 2016, the General Office of the PRC State Council issued the Implementing Proposal for the Special Rectification of Internet Financial Risk, which emphasizes the goal to ensure legitimacy and compliance of the internet finance service industry and specifies the rectification measures for non-compliance regarding the operations of internet finance business and by institutions engaged in the internet finance business.

On April 14, 2016, the Promulgation of Implementation Plan for the Special Rectification regarding Risks of Online Asset Management and Cross-Boundary Financial Business was jointly issued by the People’s Bank of China, the China Insurance Regulatory Commission, the CSRC and other authorities. It provides that any internet company conducting asset management business shall be ordered by the competent authority to rectify, if any of the following issues occur: (i) the licensed financial institutions entrusting internet companies without the license for sale of financial products to sell them; (ii) the internet companies without any asset management business qualifications, conducting online asset management business; or (iii) the internet companies without any financial licenses, conducting cross-border online financial activities (except for the peer-to-peer, equity crowdfunding, internet insurance, third-party payment, asset management business).

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

The Office of the Leading Group of Special Rectification of Internet Financial Risks issued the Notice on Intensifying the Corrective Action on Asset Management Business through the Internet and Conducting Acceptance Work on March 28, 2018, or Circular 29. Under Circular 29, non-financial institutions are not allowed to issue or sell asset management products, except as otherwise stipulated. An asset management business conducted through the internet is subject to the oversight of financial regulatory authorities and the relevant licensing requirements. Any public issuance or sale of asset management products through the internet would be deemed as a financing business and the relevant asset management approvals, licenses or permits are required to conduct such business. Any entities, including internet asset management platforms, are not allowed to publicly raise funds through “targeted commissioning plans,” “targeted-source financing plans,” “wealth management plans,” “asset management plans,” “transfers of right of earnings” or similar products, or to act as an agent for any type of trading exchanges to sell asset management products without permission.

Regulations Relating to Wealth Management Business

The People’s Bank of China, the CSRC, the China Banking and Insurance Regulatory Commission and the State Administration of Foreign Exchange issued the Guidelines on Asset Management Business of Financial Institutions on April 27, 2018. The new asset management guidelines stipulate that financial institutions shall independently manage an asset management product, build separate account books and make separate accounting and also prescribes that financial institutions shall not provide any direct or indirect, explicit or implicit guarantee or repurchase commitment for any non-standardized creditor’s equity or equity asset invested by the asset management products. Furthermore, it proposes the definition and classification of the asset management and asset management products, qualification requirements for non-financial institutions carrying out management, information disclosure and transparency standard, investment scope of asset management products, rigid payment regulatory requirements, unified debt requirements and leverage requirements, eliminating multi-layer nesting and limiting channel services, and intelligent investment advisors.

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

The amount invested by a qualified investor in a single fixed income product shall be not less than RMB300,000 and the amount invested in a single mixed product shall be not less than RMB400,000. The amount invested in a single equity product, a single commodity and a financial derivative product shall be not less than RMB1 million. If the qualified investors invest in different products at the same time, the amount of the investment is carried out in accordance with the highest standard.

The Notice on Further Regulating Financial Marketing and Publicity Activities was issued jointly by the People’s Bank of China, the China Banking and Insurance Regulatory Commission, the CSRC and the State Administration of Foreign Exchange and came into effect on January 25, 2020. Financial marketing and publicity activities refer to the activities in which business operators of financial products or financial services publicize and promote financial products or financial services with various publicity tools or methods. Entities which have not obtained the corresponding financial business license shall not carry out marketing and publicity activities relating to the financial business. However, the information release platform, media, etc., which have been entrusted by business operators of financial products or financial services that have obtained financial business license, are entitled to carry out financial marketing and publicity activities for them. In the event that a business operator violates the relevant provisions but the circumstance is minor, it may be required to have an interview with the regulatory authority for admonishment and reminding of the risks, and to make corrections within a time limit. In case of failure to make corrections or its activities infringing upon the legitimate rights and interests of financial consumers, the business operator may be ordered to suspend the financial marketing and publicity activities.

On January 13, 2021, the China Banking and Insurance Regulatory Commission and the People’s Bank of China released the Notice on Regulating Personal Deposit Business by Commercial Banks through the Internet, which provides detailed rules for the conduct of a deposit business by commercial banks through the internet and further prohibits commercial banks from conducting a time deposit and time-demand optional deposit business through online platforms that they do not operate themselves, including such services as marketing and promotion, product display, information transmission, access to purchase and interest subsidies.

Regulations Relating to Fund-Raising

The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council, which were replaced by the Regulations of Preventing and Handling of Illegal Fund-Raising on May 1, 2021, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising, issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security jointly released the Opinions on Several Issues Concerning Criminal Cases of Illegal Fund Raising on January 30, 2019, to further clarify the issues regarding illegal public fund-raising. Under the Regulations of Preventing and Handling of Illegal Fund-Raising, illegal public fund-raising shall mean the pooling of funds from unspecified natural or legal persons by promising to repay principal and interest or offering other investment returns without the permit of the financial administrative department under the State Council in accordance with law or in violation of financial regulations.

Regulations Relating to Private Investment Funds

The Securities Investment Fund Law of PRC, issued by the Standing Committee of the National People’s Congress in 2003 and last amended on April 24, 2015, governs the administration and supervision of securities investment funds, which includes private investment funds. In addition, private investment funds are regulated by rules and regulations enacted by the CSRC, and the Asset Management Association of China.

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

As for qualified investor system, qualified investor of a private equity fund means a corporate or individual investor that has the relevant risk identification ability and risk appetite, invests RMB1 million or more in a single private equity fund and comply with the following relevant criteria: (1) being a corporation that has a net asset of not less than RMB10 million; (2) being an individual that has financial assets of not less than RMB3 million or has an average annual income of not less than RMB500,000 for the past three years. The following investors are deemed as qualified investors: (1) the National Social Security Fund, pension funds (such as companies’ annuities) and social welfare funds (such as charity funds); (2) investment scheme established according to the relevant law and registered with the Asset Management Association of China; (3) managers and practitioners of private equity funds who also invest in the private equity funds managed by themselves; and (4) other investors stipulated by the CSRC.

According to the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (Trial) issued by the Asset Management Association of China and took effect on February 7, 2014, the Administration Measures for the Fund Raising of Private Investment Funds, effective from July 15, 2016, only two kinds of institutions are qualified to conduct fund raising for private investment funds: (a) private fund managers registered with the Asset Management Association of China (only applicable when raising funds for the funds established and managed by themselves); and (b) fund distributors with a fund distribution license who are Asset Management Association of China members in case of authorization of such private fund managers. In addition, the Measures set forth detailed procedures for fund raising, and require fund management service providers to comply with certain anti-money laundering requirements.

On December 7, 2018, the Asset Management Association of China released the Notice for Private Fund Manager Registration, which set further requirements for the registration and ongoing compliance matters for private fund managers. On December 23, 2019, the Asset Management Association of China issued the Notice Regarding the Filing Procedure for Private Investment Funds, which clarifies the procedural requirements upon the completion of fund raising by private investment funds and specifies the scope of material issues to be filed with the Asset Management Association of China.

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

On June 2, 2022, the Asset Management Association of China issued the Notice on Matters Related to the Registration and Filing of Private Equity Fund Managers, which reiterates the requirements on registration and filing materials as stated in the private equity fund manager registration application materials list (2020 Version).

On February 24, 2023, the Asset Management Association of China issued the Measures for the Registration of Private Investment Fund and Record-filing of Funds, which will come into effect on May 1, 2023 and replace the previous the Measures for the Registration of Private Investment Fund Managers and Record-filing of Funds (for Trial Implementation), the Notice for Private Fund Manager Registration and Answers to questions related to the registration and filing of private equity funds (IV), (XIII) and (XIIII). The new measures further standardized and clarified the relevant issues and requirements relating to registration and filing of private equity fund managers, the filing of private equity funds and the submission of private equity fund operation information. The new measures also further improved the standards on the requirement for registration and filing of private equity fund managers, the filing requirements of private equity funds and the operation requirements of private equity fund managers. Under the new measures, private fund managers must meet the paid-in monetary capital of no less than RMB10 million and have no less than five full-time employees at the time of registration. In addition, the new measures provide a transition arrangement in the application of old and new rules.

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

Regulations Relating to Internet Advertising

The main regulations governing internet advertising include the Advertising Law of the PRC, which was recently amended on April 29, 2021, and the Interim Measures for Administration of Internet Advertising, which were issued by the State Administration for Market Regulation in 2016. Pursuant to these regulations, internet advertisers are responsible for the authenticity of the content of advertisements. The identity, administrative license, cited information and other certificates that advertisers are required to obtain in publishing internet advertisements shall be true and valid. Internet advertisements shall be distinguishable and prominently marked as “advertisements” in order to enable consumers to identify them as advertisements. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission. The Internet Advertising Measures also impose several restrictions on the forms of advertisements and activities used in advertising. “Internet advertising” refers to commercial advertisements that directly or indirectly promote goods or services through websites, web pages, internet applications or other internet media in various forms, including texts, pictures, audio clips and videos. Furthermore, on February 25, 2023, the State Administration for Market Regulation published the Measures for Administration of Internet Advertising, which will come into effect on May 1, 2023 to replace the Interim Measures for Administration of Internet Advertising. The new measures generally retain the requirements of the interim measures, while incorporating the following major modifications: (i) clarifying the respective responsibilities of advertising publishers, internet information service providers and advertising operators; (ii) introducing rules targeting new types of advertisements including those published through smart home appliances and live webcast; and (iii) further prohibiting disguised publication of advertisements.

On December 31, 2021, the People’s Bank of China, the Ministry of Industry and Information Technology, the China Banking and Insurance Regulatory Commission, the CSRC, the Cyberspace Administration of China, the State Administration of Foreign Exchange and the State Intellectual Property Office jointly issued the Measures for Administration of Online Marketing of Financial Products (Draft for Comments) (the “Draft Online Marketing Measures”), which regulates financial institutions and internet platform operators entrusted by such financial institutions to carry out internet marketing activities of financial products. Pursuant to this draft measures, financial institutions may not entrust any other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft measures also prohibit third-party online platform operators from participating in the sale of financial products in a disguised way without the approval of financial regulatory authorities, including but not limited to interactive consultation with consumers on financial products, suitability evaluation of consumers of financial products, signing of sale contracts, transfer of funds and participation in the income sharing of financial business by setting various charging mechanisms linked to the loan scale and interest scale. Private equity fund management institutions, credit rating agencies, and local financial organizations approved by local financial regulatory authorities, like our financing guarantee subsidiary shall also apply to this measures by reference when conducting internet marketing activities of financial products as financial institutions.

Regulations Relating to Blockchain

The Administrative Regulations on Blockchain Information Services, which were issued by the Cyberspace Administration of China and took effect on February 15, 2019, regulates information services provided to the public through internet sites, applications and other means based on blockchain technology or systems. It set forth regulations relating to content security management, record keeping and filing, technical conditions, real identity information authentication, security assessment and information security risks rectification application to blockchain information service providers. Penalties for violating the regulations include warnings, suspension of business, fines, and criminal liability.

According to the Announcement of the Instructions regarding the Safety Assessment Clauses of the Regulations on the Management of Blockchain Information Services issued by the Cyberspace Administration of China on August 9, 2019, enterprises conducting blockchain information services are required to carry out safety assessment measures, such as entrusting qualified assessment agencies to conduct safety assessments or conducting self-assessment of safety risks on blockchain information services, and such enterprises are required to submit the relevant assessment reports to the relevant authorities.

Regulations Relating to the Protection of Consumers Rights and Interests

The Consumers Rights and Interests Protection Law of the PRC, which was released by the Standing Committee of the National People’s Congress last amended on October 25, 2013 and effective on March 15, 2014, provides the general regulatory principles and rules regarding consumers rights and interests protection in the PRC. According to the Consumers Rights and Interests Protection Law of the PRC, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. Pursuant to the Measures for Penalties for Infringement of Consumer Rights and Interests, which was issued by the State Administration for Market Regulation on March 15, 2015 and amended on October 23, 2020, where business operators use standard terms, notices, statements, shop bulletins, etc. in providing goods or services for consumers, business operators shall not coerce or coerce in disguised forms consumers to purchase and use goods or services provided by them or by their designated operators, and they shall not refuse to provide the corresponding goods or services to consumers who reject their unreasonable conditions, or raise fee rates for such consumers. On November 4, 2015, the General Office of the State Council issued the Guiding Opinions on Strengthening the Protection of Financial Consumers’ Rights and Interests, which stipulated that financial management departments shall, according to the relevant requirements of the state on the development of inclusive finance, expand the coverage of inclusive finance and improve the permeability. Financial institutions shall attach importance to the diversity and difference of the needs of financial consumers, and actively support underdeveloped areas and low-income groups in having access to necessary and timely basic financial products and services.

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

On September 24, 2019, the China Banking and Insurance Regulatory Commission issued the Notice on Rectification of Banking Institutions and Insurance Institutions regarding the Infringement of the Rights and Interests of Consumers, which stipulated that banking institutions shall not infringe consumers’ freedom of choice by compulsory bundling, and shall not force consumers to buy products and services from their third-party partners, and if insurance institutions cooperate with third-party online lending platforms, they shall not force borrowers to buy accident insurance, guarantee insurance, or other insurance products. Such rules have been emphasized by the Notice on Further Regulating Credit Financing Charges to Reduce Comprehensive Financing Costs, which was jointly issued by the China Banking and Insurance Regulatory Commission, the People’s Bank of China and other regulatory authorities on May 18, 2020 and became effective from June 1, 2020. The notice also provides that banking institutions shall not force borrowers to purchase insurance, wealth management or other asset management products during the credit examination procedure.

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

On December 26, 2022, the China Banking and Insurance Regulatory Commission issued the Administrative Measures for the Protection of Consumers’ Rights and Interests by Banking and Insurance Institutions, which will came into effect on March 1, 2023. It requires banking and insurance institutions to establish and improve systems and mechanisms for the protection of consumer’s rights and interests, including mechanisms for review, disclosure, consumer appropriateness management, traceability of sales practices, protection of consumers’ information, list-based management of the partners, complaint handling, diversified resolution of conflicts and disputes, internal training, internal assessment and internal audit. It also lists the following consumers’ rights that the banking and insurance institutions shall protect: (i) right to know; (ii) right to choices on their own; (iii) right to a fair transaction; (iv) right to property safety; (v) right to lawful claim; (vi) right to education; (vii) right to respect; and (viii) right to information security. Further, the China Banking and Insurance Regulatory Commission and its local offices may take regulatory measures against the institutions if any problem regarding consumer protection was inspected, and may impose administrative punishment in case of violation of the administrative measures.

Regulations Relating to Credit Investigation Business

The PRC government has adopted several regulations governing personal and enterprise credit investigation businesses. These regulations include the Regulation for the Administration of Credit Investigation Industry, enacted by the State Council and effective in March 2013, and the Management Rules on Credit Agencies, issued by the People’s Bank of China, in the same year.

On September 27, 2021, the People’s Bank of China issued the provisions of Administrative Measures on Credit Investigation, or the Credit Investigation Measures, effective on January 1, 2022. The Credit Investigation Measures define “credit information” to include “basic information, borrowing and lending information and other relevant information collected pursuant to the law to provide services for financial and other activities for identifying and judging the credit standing of businesses and individuals, as well as analysis and evaluation formed based on the aforesaid information.” They apply to entities that carry out credit investigation business and “activities relating to credit investigation business” in China. Separately, entities providing “services with credit investigation function” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair and other services” are also subject to the Credit Investigation Measures. The Credit Investigation Measures require that whoever engages in personal credit investigation business shall obtain permit from the People’s Bank of China’s personal credit investigation agency and whoever engages in enterprise credit investigation business shall complete filing formalities pursuant to the law; and whoever engages in credit rating business shall complete filings as a credit rating agency pursuant to the law.

On July 7, 2021, the Credit Information System Bureau of People’s Bank of China further issued the notice relating to disconnecting direct connection, to 13 internet platforms, including us, requiring the internet platforms to achieve a complete “disconnected direct connection” in terms of personal information with financial institutions, meaning that the direct flow of personal information from internet platforms that collect such information to financial institutions is prohibited. Under our core retail credit and enablement business model, we directly share data relating to potential borrowers with our institutional partners by our financing guarantee subsidiary. Pursuant to the Credit Investigation Measures and the notice relating to disconnecting direct connection, the abovementioned operations may be deemed to be engaging in credit investigation business. However, based on our communication with the relevant regulatory authorities during the 429 Rectification and considering that the Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies stipulate that banks and guarantee companies may separately accept clients’ applications and recommend clients to each other, the above data sharing by our financing guarantee subsidiary, as recognized by the relevant regulatory authorities during the 429 Rectification, does not fall into the scope of credit investigation business of a credit investigation institution under the provisions of the Credit Investigation Measures and is not within the application of the notice relating to disconnecting direct connection. Therefore, no further adjustment for our data sharing model is required as of the date of this annual report.

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

The Administrative Measures for Anti-Money Laundering and Counter-Terrorism Financing by Internet Financial Service Agencies (Trial) was jointly promulgated by the People’s Bank of China, the China Banking and Insurance Regulatory Commission and the CSRC and came into effect on January 1, 2019. It specifies the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of listed terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and suspicious transaction reports.

The Measures for the Supervision and Administration of Combating Money Laundering and Financing of Terrorism by Financial Institutions was promulgated by the People’s Bank of China on April 15, 2021 and came into effect on August 1, 2021. These measures stipulate a financial institution shall establish a self-assessment system for risks of money laundering and financing of terrorism at the headquarters level, and assess risks of money laundering and financing of terrorism on a regular and irregular basis, and submit the self-assessment situation to the People’s Bank of China or the branch office of the People’s Bank of China at the place where it is located within 10 working days from the date of review by the board of directors or senior executives.

We have implemented various policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorism financing. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to domestic and overseas anti-money laundering and anti-terrorist financing laws and regulations and any failure by us, funding partners or payment agents to comply with such laws and regulations could damage our reputation, expose us to significant penalties and decrease our income and profitability.”

Regulations on Anti-Monopoly Matters Related to Internet Platform Companies

The PRC Anti-Monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that has or may have the effect of eliminating or restricting competition. Moreover, the Standing Committee of the National People’s Congress revised the PRC Anti-Monopoly Law in June 2022, effective August 1, 2022, which requires that operators may not use data and algorithms, technology, capital advantages and platform rules to engage in monopolistic behaviors prohibited by this law. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector. The guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, tying or attaching unreasonable trading conditions, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. The Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, amended by the State Administration for Market Regulation on March 24, 2022, further prevent and prohibit the abuse of dominant market positions.

Regulations Relating to Information Security and Privacy Protection

Regulations on Information Security

In recent years, PRC governmental authorities have enacted laws and regulations with respect to internet information security and protection of personal information from abuse or unauthorized disclosure. Pursuant to the Decision on the Maintenance of Internet Security issued by the Standing Committee of the National People’s Congress in 2000 and amended on August 27, 2009, persons may be subject to criminal liabilities in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights and other activities prohibited by relevant laws and regulations.

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

Pursuant to the Regulations of the People’s Republic of China for Safety Protection of Computer Information Systems, which was issued by the State Council and amended on August 1, 2011, the safety grading protection is provided for the computer information systems, and no organization or individual is allowed to take advantage of computer information systems to engage in activities harmful to the national interests and other people’s interests or legitimate rights, nor endanger the safety of computer information systems.

Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in 2015 and effective on November 1, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses rectification orders is subject to criminal penalty for (i) any dissemination of illegal information in large scale, (ii) any severe effect due to leakage of the client’s information, (iii) any serious loss of criminal evidence, or (iv) other severe situation. The amendment also states that any individual or entity that (i) sells or provides personal information to others that violates applicable law, or (ii) steals or illegally obtains any personal information, is subject to criminal penalty for severe violations.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate issued the Interpretations on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which became effective on June 1, 2017 and stipulates that the personal information of a natural person shall be protected by the law. It clarifies several concepts regarding the crime of “infringement of citizens’ personal information,” including “citizen’s personal information,” “provision,” and “unlawful acquisition.” Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

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

The PRC Civil Code provides that personal information of natural persons is protected by law. The Civil Code defines the processing of personal information as the collection, storage, use, processing, transmittal, provision and disclosure of personal information. Furthermore, according to the Civil Code, any entity that engages in the processing of personal information must follow the principles of lawfulness, fairness, and necessity and may not overuse personal information, and they must obtain the consent of the natural person or his or her guardian, except as otherwise provided by laws and regulations.

Pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests, which was issued by the Ministry of Industry and Information Technology on July 22, 2020. The Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which was jointly issued by the Supreme People’s Court and the Supreme People’s Procuratorate and came into effect on November 1, 2019, further clarifies the meaning of internet service provider and the severe situations of the relevant crimes.

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

The Cybersecurity Review Measures were issued on April 13, 2020 and took effect on June 1, 2020. The measures provide detailed rules regarding cybersecurity review, and any operator in violation of the regulations shall be penalized in accordance with Article 65 of the Cybersecurity Law. On December 28, 2021, the Cyberspace Administration of China together with other twelve governmental authorities published a new version of the Cybersecurity Review Measures, which replaced the Cybersecurity Review Measures published in 2020 and became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures and other PRC cybersecurity laws and regulations, critical information infrastructure operators that purchase internet products and services or online platform operators that carry out data processing activities that affect or may affect national security shall be subject to the cybersecurity review. Moreover, where an online platform operator who possesses the personal information of over one million users intends to apply for foreign listing, it must undergo a cybersecurity review. Meanwhile, the Cybersecurity Review Measures grants the competent authorities the right to initiate a cybersecurity review without application, if any member organization of the cybersecurity review mechanism has reason to believe that any internet products, services or data processing activities affect or may affect national security.

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

On July 30, 2021, the State Council issued the Regulations for the Security Protection of Critical Information Infrastructure, or the CII Regulations, which came into effect on 1 September 2021. Pursuant to the CII Regulations, “critical information infrastructures” refers to important network facilities and information systems of important industries and sectors such as public communications and information services, energy, transport, water conservation, finance, public services, e-government, and science and technology industry for national defense, as well as other important network facilities and information systems that may seriously endanger national security, national economy and citizen’s livelihood and public interests if they are damaged or suffer from malfunctions, or if any leakage of data in relation thereto occurs. Competent authorities as well as the supervision and administrative authorities of the above-mentioned important industries and sectors are responsible for the security protection of critical information infrastructures, or the Protection Authorities. The Protection Authorities will establish the rules for the identification of critical information infrastructures based on the particular situations of the industry and report such rules to the public security department of the State Council for record. The following factors must be considered when establishing identification rules: (i) the importance of network facilities and information systems to the core businesses of the industry and the sector; (ii) the harm that may be brought by the damage, malfunction or data leakage of, the network facilities and information systems; and (iii) the associated impact on other industries and sectors. The Protection Authorities are responsible for organizing the identification of critical information infrastructures in their own industries and sectors in accordance with the identification rules, promptly notifying the operators of the identification results and reporting to the public security department of the State Council.

The Administrative Provisions on Security Vulnerability of Network Products were jointly promulgated by the Ministry of Industry and Information Technology, the Cyberspace Administration of China and the Ministry of Public Security on July 12, 2021 and came into effect on September 1, 2021. Network product providers, network operators as well as organizations or individuals engaging in the discovery, collection, release and other activities of network product security vulnerability are subject to the provisions and shall establish channels to receive information of security vulnerability of their respective network products. In response to the Cybersecurity Law, network product providers shall be reported to the Cyber Security Threat and Vulnerability Information Sharing Platform of the Ministry of Industry and Information Technology within two days and provide technical support for network product users. Network operators shall take measures to examine and fix security vulnerability in a timely manner after discovering or acknowledging that their networks, information systems or equipment have such security vulnerability. According to the provisions, the breaching parties may be subject to punishments as regulated in accordance with the Cybersecurity Law.

On September 17, 2021, the Cyberspace Administration of China and eight other authorities jointly promulgated the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services, which proposes a three-year plan to gradually establish a comprehensive governance pattern for algorithm security with sound governance mechanism, perfect regulatory system and standardized algorithm ecology. On December 31, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, which became effective on March 1, 2022. The provisions provide that algorithmic recommendation service providers shall (i) fulfill their responsibilities for algorithm security, (ii) establish and improve management systems for algorithm mechanism examination, ethical vetting in technology, user registration, information release vetting, protection of data security and personal information, anti- telecommunications and internet fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and disclose relevant rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service.

On July 7, 2022, the Cyberspace Administration of China published the Measures for the Security Assessment of Outbound Data Transfer, effective September 1, 2022, pursuant to which a data processor shall apply to the national cyberspace administration for the security assessment of the outbound data transfer through the local provincial cyberspace administration, if it intends to provide data abroad under any of the following circumstances: (i) the data processor provides important data abroad; (ii) the critical information infrastructure operator or the data processor that has processed the personal information of over one million people provides personal information abroad; (iii) the data processor that has provided the personal information of over 100,000 people or the sensitive personal information of over 10,000 people cumulatively since January 1 of the previous year provides personal information abroad; (iv) any other circumstance where an application for the security assessment of outbound data transfer is required by the national cyberspace administration.

On November 14, 2021, the Cyberspace Administration of China published the Regulations on Cyber Data Security Management (Draft for Comments), which specifies that a data processor that seeks to list in Hong Kong whose activities affect or may affect national security should apply for cybersecurity review. As of the date of this annual report, the draft measures have not yet promulgated into law.

On February 22, 2023, the Cyberspace Administration of China issued the Measures for Standard Contract for Outbound Data Transfer of Personal Information, which will come into effect on June 1, 2023. The measures provide a transitional period of six months from the effective date for companies to take necessary measures to comply with the requirements. According to the measures, in the cases where the personal information processor provides personal information abroad by concluding a standard contract, the contract shall be concluded in strict compliance with the form Standard Contract, that is attached as an annex to the measures. The measures further provide that personal information processors may agree on other terms with overseas recipients, but they shall not conflict with the Standard Contract. According to the measures, the personal information processor shall, within ten working days from the effective date of the standard contract, file with the local provincial network information department and submit the standard contract and personal information protection impact assessment report for record.

Regulations on Privacy Protection

The Regulations on Technological Measures for Internet Security Protection were issued by the Ministry of Public Security on December 13, 2005 and came into effect on March 1, 2006. It requires internet service providers to utilize standard technical measures for internet security protection.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, which were issued by the Ministry of Industry and Information Technology on December 29, 2011 and came into effect on March 15, 2012, internet service providers are also prohibited from collecting any personal user information or providing any information to third parties without the consent of the user. The Cybersecurity Law provides an exception to the consent requirement where the information is anonymous, not personally identifiable and unrestorable. Internet service providers must expressly inform the users of the method, content and purpose of the collection and processing of user personal information and may only collect information necessary for its services. Internet service providers are also required to properly maintain user personal information, and in case of any leak or likely leak of user personal information, they must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

In addition, the Decision on Strengthening Network Information Protection issued by the Standing Committee of the National People’s Congress on December 28, 2012 emphasizes the need to protect electronic information that contains individual identification information and other private information. The decision requires internet service providers to establish and publish policies regarding the collection and use of personal electronic information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. Furthermore, the Ministry of Industry and Information Technology’s Order on Protection of Personal Information of Telecommunications and Internet Users, which took effect on September 1, 2013, contains detailed requirements on the use and collection of personal information as well as the security measures to be taken by internet service providers.

The Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC on August 20, 2021, effective on November 1, 2021. According to the Personal Information Protection Law, personal information is all kinds of information, recorded by electronic or other means, related to identified or identifiable natural persons, not including information after anonymization handling. The principles of legality, propriety, necessity, and sincerity shall be observed for personal information handling. Moreover, the Personal Information Protection Law specified rules for handling sensitive personal information, which means personal information that, once leaked or illegally used, may easily cause infringement of the dignity of natural persons or harm to personal or property security, including information on biometric characteristics, financial accounts and individual location tracking, and the personal information of minors under the age of 14. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt the necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services and be subject to confiscation of illegal income, fines or other penalties. Any personal information processor outside the territory of the PRC that processes the personal information of natural persons located within the PRC territory under any of the circumstances set forth in the Personal Information Protection Law shall establish a special agency or designate a representative within the territory of the PRC to be responsible for handling matters relating to personal information protection. Where a personal information processor needs to provide personal information outside the territory of the PRC due to business or other needs, it shall meet one of the conditions prescribed by the Personal Information Protection Law, such as passing a security evaluation organized by the Cyberspace Administration of China, or other conditions prescribed by laws, administrative regulations or the Cyberspace Administration of China. Where an overseas organization or individual engages in personal information processing activities infringing upon the personal information rights and interests of PRC citizens or endangering the national security and public interests of the PRC, the Cyberspace Administration of China may include such organization or individual in the list of subjects to whom provision of personal information is restricted or prohibited, announce the same, and take measures such as restricting or prohibiting provision of personal information to such organization or individual.

Regulations Relating to Taxation

Regulations on Enterprise Income Tax

The Enterprise Income Tax Law of the PRC was issued by the Standing Committee of the National People’s Congress in 2007 and most recently amended on December 29, 2018. The Implementation Rules for the Enterprise Income Tax Law of the PRC were issued by the State Council in 2007 and were amended on April 23, 2019. According to these regulations, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with the PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control entity is within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual or de facto control entity is located outside the PRC, but (i) have entities or premises in the PRC, or (ii) have no entities or premises but have income generated from China. According to the Enterprise Income Tax Law, foreign-invested enterprises in the PRC are generally subject to a uniform enterprise income tax rate of 25%. A non-resident enterprise that has an establishment or premises within the PRC must pay enterprise income tax at a rate of 25% on its income that is derived from such establishment or premises inside the PRC and that is sourced outside the PRC but is actually connected with the said establishment or premises. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises, issued by the Ministry of Science, the Ministry of Finance and the State Administration of Taxation on April 14, 2008 and last amended on January 29, 2016, effective January 1, 2019, are entitled to enjoy a preferential enterprise income tax rate of 15%. The validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate of high and new technology enterprise. An enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

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

Regulations on Dividend Tax

Pursuant to the Circular of the State Administration of Taxation on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Agreements, which took effect on February 20, 2009, all of the following requirements must be satisfied to enjoy the preferential tax rates provided under the tax agreements: (1) the tax resident that receives dividends should be a company as provided in the tax agreement; (2) the equity interest and voting shares of the PRC resident company directly owned by the tax resident satisfy the percentages specified in the tax agreement; and (3) the equity interest of the PRC resident company directly owned by such tax resident at any time during the 12 months prior to receiving the dividends satisfy the percentage specified in the tax agreement.

The Enterprise Income Tax Law provides that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. The income tax on the dividends may be reduced pursuant to a tax treaty between China and other applicable jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, issued by the State Administration of Taxation in 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the in-charge tax authority. However, based on the Circular of the State Administration of Taxation on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Agreements, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Announcement of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties by the State Administration of Taxation, effective from April 1, 2018, to determine the “beneficial owner” status of a resident of the treaty counterparty seeking to enjoy tax treaty benefits, a comprehensive analysis must be carried out in accordance with the factors set out in the announcement.

On August 27, 2015, the State Administration of Taxation issued the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which was amended on June 15, 2018. The announcement was repealed by the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which was propagated on October 14, 2019 and took effect on January 1, 2020. Under such announcement, non-resident taxpayers meeting conditions for enjoying the convention treatment may be entitled to the convention treatment themselves when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. Such taxpayers who make their own declaration must self-assess whether they are entitled to tax treaty benefits, make truthful declarations and submit the relevant reports, statements and materials required by the relevant tax authorities.

Regulations on Value-added Tax

All entities and individuals engaged in the sale of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax, or VAT, in accordance with the Provisional Regulations on Value-added Tax of the PRC and its implementation rules. The Provisional Regulations on VAT were issued by the State Council in 1993 and last amended on November 19, 2017. The regulations applicable to VAT were further amended by the Notice of Adjustment of VAT Rates, issued on April 4, 2018, and by the Notice of Strengthening Reform of VAT Policies issued on March 20, 2019 and effective on April 1, 2019. VAT payable is calculated as “output VAT” minus “input VAT.” The rate of VAT varies from 3% to 13% depending on the product type.

Regulations Relating to Intellectual Property

Regulations on Trademark Law

Trademarks in the PRC are governed by the Trademark Law of the PRC, last amended on April 23, 2019 and effective on November 1, 2019, and the Regulations for the Implementation of Trademark Law of the PRC, last amended on April 29, 2014. The Trademark Office of the National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC and the Trademark Review and Adjudication Board of the State Administration for Market Regulation under the State Council is responsible for handling trademark disputes.

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

Regulations on Patent Law

Patents in the PRC are mainly protected under the Patent Law of the People’s Republic of China, which was issued by the Standing Committee of the National People’s Congress in 1984 and last amended on October 17, 2020, effective on June 1, 2021, and Implementation Rules of the Patent Law of the People’s Republic of China, which were promulgated by the State Council in 2001 and last amended on January 9, 2010. Draft amendments to the Implementation Rules of the Patent Law are currently under review. The Patent Law and its implementation rules provide for three types of patents: “invention,” “utility model” and “design.” “Invention” refers to any new technical solution relating to a product, a process or improvement thereof; “utility model” refers to any new technical solution relating to the shape, structure, or their combination, of a product, which is suitable for practical use; and “design” refers to any new design of the whole or partial shape, pattern, color or the combination of any two of them, of a product, that creates an aesthetical feeling and is suitable for industrial application. Invention patents are valid for 20 years, while design patents and utility model patents are valid for 15 years and 10 years, respectively, each calculated from the date of application. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

If a dispute arises due to patent infringement, the dispute must be settled through consultation involving both parties. If one or both parties are unwilling to submit to consultation, or if the consultation fails, then the patentee or any interested party may initiate legal proceedings in the People’s Court, or request the patent administrative department to handle the matter.

Regulations on Domain Names

Domain names are protected under the Administrative Measures on Internet Domain Names, issued by the Ministry of Industry and Information Technology on August 24, 2017 and effective as of November 1, 2017. It regulates efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other relevant activities within the territory of the PRC. A person that has domain name root servers, an institution for operating domain name root servers, a domain name registry and a domain name registrar operating within the territory of the PRC must obtain a permit for this purpose from the Ministry of Industry and Information Technology or the relevant communications administration of the local province, autonomous region or municipality. Domain name owners must register their domain names, and the Ministry of Industry and Information Technology is in charge of the administration of PRC internet domain names. In the case of infringement, the telecommunications authority will take measures to stop the infringer and give it a warning or impose a fine of more than RMB10,000 but less than RMB30,000 depending on the seriousness of the case.

Regulations on Copyright and Software Products

Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC, which took effect in 1991 and was most recently amended on November 11, 2020, and the related Implementing Regulations of the Copyright Law of the PRC, which was issued by the State Council on August 2, 2002 and most recently amended on January 30, 2013. The next amendment to the Copyright Law took effect on June 1, 2021. Under the Copyright Law of the PRC and the related Implementing Regulations of the Copyright Law of the PRC, works of Chinese citizens, legal persons or other organizations, whether published or not, enjoy copyright in their works, which include works of literature, art, architectural works, natural science, social science, graphic works and model works such as engineering design plan, product design plan, map, schematic diagram and computer software. The term of protection for copyrighted software is 50 years.

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

Pursuant to the Interim Measures for Participation in Social Insurance by Hong Kong, Macao and Taiwan Residents in the Mainland, which was promulgated by the Ministry of Human Resources and Social Security on November 29, 2019, effective on January 1, 2020, employers registered in mainland China shall contribute basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for Hong Kong, Macao and Taiwan residents who are employed or recruited by them.

Regulations Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal law governing foreign currency exchange in the PRC is the Foreign Exchange Administration Regulations of the PRC. The Foreign Exchange Administration Regulations, most recently amended on August 5, 2008, stipulates that Renminbi is freely convertible into other currencies for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. However, it is not freely convertible for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval is obtained from the State Administration of Foreign Exchange, or its local branch, and prior registration with the State Administration of Foreign Exchange is made.

Pursuant to the Regulation of Settlement, Sale and Payment of Foreign Exchange, promulgated by the People’s Bank of China and effective on July 1, 1996, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial supporting documents and, in the case of capital account item transactions, obtaining approvals from the State Administration of Foreign Exchange or its local counterpart. Foreign-invested enterprises are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC. However, foreign exchange transactions involving overseas direct investment or investment and exchange in securities and derivative products abroad are subject to registration with the State Administration of Foreign Exchange and approval from or filing with the relevant PRC governmental authorities.

The Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign Invested Enterprises, issued by the State Administration of Foreign Exchange and most recently amended on December 30, 2019, further expanding the extent of convertibility under direct investment. It stipulates that the use of capital funds and exchange settlement funds by foreign-invested enterprises will be subject to foreign exchange management regulations and the implementation of negative list management.

On June 9, 2016, the State Administration of Foreign Exchange promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts. It unifies the Discretional Foreign Exchange Settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to foreign exchange capital in the capital account that has been confirmed by the relevant policies subject to the Discretional Foreign Exchange Settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) and which can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of the circulars of the State Administration of Foreign Exchange could result in administrative penalties under the Regulations of the PRC on Foreign Exchange Control and relevant provisions. Furthermore, it stipulates that the use of foreign exchange income of capital accounts of foreign-invested enterprises must follow the principles of authenticity and self-use within the business scope of enterprises. Foreign exchange income of capital accounts and capital in Renminbi obtained by foreign-invested enterprises from foreign exchange settlement may not be directly or indirectly used for the following purposes: (i) payment outside of the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) investment in securities or financial schemes other than bank-guaranteed products unless otherwise provided by relevant laws and regulations; (iii) granting loans to non-connected enterprises, unless otherwise permitted by its business scope; and (iv) construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

On January 26, 2017, the State Administration of Foreign Exchange promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks must check board resolutions regarding profit distribution, the original versions of tax filing records and audited financial statements; and (ii) domestic entities must hold income to account against previous years’ losses before remitting profits. Moreover, domestic entities must make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the State Administration of Foreign Exchange issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or Circular 28, which cancels the restrictions on the domestic equity investment with capital of non-investment foreign-invested enterprises, including the capital obtained from foreign exchange settlement. Such investments should be real and should be in compliance with the relevant laws, regulations and rules, including the provisions of the 2021 Negative List. In addition, it stipulates that qualified enterprises in certain pilot areas may use their capital income from capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

On April 10, 2020, the State Administration of Foreign Exchange issued the Notice on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business. It stipulates that on the premise of ensuring the true and compliant use of funds and compliance with the existing regulations on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction. The authority to process the deregistration of qualified overseas loans under domestic guarantee and overseas lending shall be delegated to banks.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, the State Administration of Foreign Exchange promulgated the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, for the purpose of simplifying the approval process and for the promotion of the cross-border investment. SAFE Circular 37 supersedes the Notice on Relevant Issues on the Foreign Exchange Administration of Raising Funds through Overseas Special Purpose Vehicle and Investing Back in China by Domestic Residents, and revises and regulates the relevant matters involving foreign exchange registration for round-trip investment. Under SAFE Circular 37, (1) PRC residents (including PRC entities and PRC individuals) must register with the local branch of the State Administration of Foreign Exchange before he or she contributes assets or equity interest in an overseas special purpose vehicle that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (2) following the initial registration, PRC residents must update their SAFE registration when the offshore special purpose vehicle undergoes material events relating to any change of basic information, including change of such PRC citizens or residents’ name, operation term, increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplification and Improvement of Foreign Exchange Administration on Direct Investment, which was amended on December 30, 2019, the registrations described in the preceding paragraph must be directly reviewed and handled by qualified banks, and the State Administration of Foreign Exchange and its branches will perform indirect regulation over the foreign exchange registration through qualified banks.

Failure to comply with the registration procedures set forth in the State Administration of Foreign Exchange Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control the company from time to time are required to register with the State Administration of Foreign Exchange in connection with their investments in the company. Moreover, failure to comply with the various registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulations on Stock Incentive Plans

On February 15, 2012, the State Administration of Foreign Exchange promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies. Individuals participating in any stock incentive plan of any overseas publicly listed company who are Chinese citizens or foreign citizens who reside in mainland China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the State Administration of Foreign Exchange or its local branches and complete certain other procedures. These plan participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stock or interests and fund transfers. In addition, the agent in China is required to further amend the registration as required by State Administration of Foreign Exchange with respect to the stock incentive plan if there is any material change to the stock incentive plan, the mainland Chinese agent or the overseas entrusted institution or other material changes. The Chinese agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the State Administration of Foreign Exchange or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the Chinese agents before distribution to such PRC residents. Under the Circular of the State Administration of Taxation on Issues Concerning Individual Income Tax in Relation to Equity Incentives promulgated by the State Administration of Taxation and effective from August 24, 2009, listed companies and their domestic organizations must, according to the individual income tax calculation methods for “wage and salary income” and stock option income, lawfully withhold and pay individual income tax on such income.

Regulations on Loans Between a Foreign Company and its Chinese Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in the PRC and is regulated by various laws and regulations, including the Regulation on Foreign Exchange Administration of the PRC, the Interim Provisions on the Management of Foreign Debts promulgated by the State Administration of Foreign Exchange, the National Development and Reform Commission and the Ministry of Finance and most recently amended on July 26, 2022, the Administrative Measures for Registration of Foreign Debts promulgated by the State Administration of Foreign Exchange and amended on May 4, 2015, and the Notice of the People’s Bank of China on Matters Concerning the Prudent Macro Management of All Cross-Border Financing promulgated on January 11, 2017. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of the State Administration of Foreign Exchange. However, such foreign debt must be registered with and recorded by the State Administration of Foreign Exchange or its local branches. Circular 28 provides that a non-financial enterprise in the pilot areas may register the permitted amounts of foreign debts, which is as twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amounts and directly handle the relevant procedures in banks without registration of each foreign debt. However, the non-financial enterprise should report its international income and expenditure regularly.

Regulations Relating to Outbound Direct Investment

The Administrative Measures on Overseas Investments was promulgated by the National Development and Reform Commission and took effect on March 1, 2018. Pursuant to it, non-sensitive overseas investment projects are required to make record filings with the local branch of the National Development and Reform Commission. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with a local branch of Ministry of Commerce. The Notice of State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by the State Administration of Foreign Exchange in 2012 and last amended on December 30, 2019, under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the relevant authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

Regulations Relating to M&A Rules and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Market Regulation, the CSRC and the State Administration of Foreign Exchange, issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which was amended on June 22, 2009. Foreign investors are subject to the M&A Rules when they purchase equity interest of a domestic company or subscribe for the increased capital of a domestic company that changes a domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets via such foreign-invested enterprise; or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. The M&A Rules also provide that if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger or acquisition shall be subject to examination and approval by the Ministry of Commerce.

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

On July 6, 2021, the PRC governmental authorities issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to that, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On February 17, 2023, the CSRC released a set of regulations consisting of 6 documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and 5 supporting guidelines, collectively, the Filing Measures, effective March 31, 2023. The Filing Measures establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Filing Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. The overseas offering or listing shall be considered as an indirect overseas offering and listing by a domestic enterprise, if the issuer meets both of the following conditions: (i) the operating revenue, gross profit, total assets, or net assets of the domestic operating entities in the most recent fiscal year accounts more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the business operation is mainly carried out in the PRC or the main places of business are located in the PRC, or senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC. The determination of an indirect offering and listing will be conducted on a “substance over form” basis.

According to the Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing constitutes endangers to national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (iv) if the domestic enterprise is under investigation according to law for suspected crimes or major violations of laws and regulations, but no clear conclusions have been reached; or (v) if there are material ownership disputes over the equity held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

The Filing Measures, among others, require the issuer or its main operational entity in the PRC to: (i) file with the CSRC for its initial public offering or listing within three working days after the submission of listing application documents outside mainland China; (ii) file with the CSRC for its follow-on securities offerings in the same offshore market within three working days after the completion of such offerings; (iii) file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three working days after the submission of offering application outside mainland China; (iv) report material events to the CSRC within three working days after the occurrence and announcement of such events, including, among other things, the change of control, investigation or penalties imposed by relevant authorities, the conversion of listing status or the transfer of listing board.

On February 17, 2023, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) the domestic companies that have already been listed overseas before the effective date of the Trial Measures (i.e., March 31, 2023) shall be deemed as the Existing Applicants. The Existing Applicants are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as pass of hearing for listing in Hong Kong or the effectiveness of registration statement for listing in the United States), but have not completed the indirect overseas listing; if such domestic companies complete their overseas offering and listing within such six-month period (i.e., before September 30, 2023), they will be deemed as Existing Applicants. Within such six-month transition period, however, if such domestic companies need to re-apply for offering and listing procedures to the overseas regulatory authority or securities exchanges (such as being required to go through a new hearing procedure in Hong Kong), or if they fail to complete their indirect overseas issuance and listing, such domestic companies shall complete the filing procedures with the CSRC within 3 business days after submitting valid applications for overseas offering and listing; (3) for applicants who have received approval from the CSRC for a direct overseas listing, they may continue to pursue the overseas listing during the validity period of the approval. Those who have not completed the overseas issuance and listing upon the expiry of the approval period should file the application as required; and (4) for the overseas listing of companies with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with these domestic companies which duly meet their compliance requirements, and support their development and growth by enabling them to utilize both markets and their resources.

Furthermore, non-compliance with the Trial Measures or an overseas listing completed in breach of the Trial Measures may result in (i) relevant domestic companies being required to correct the illegal behavior, and a warning and a fine of RMB1 million to RMB10 million imposed on the them; (ii) a warning and a fine of RMB500,000 to RMB5,000,000 imposed on the directly responsible supervisors and other directly responsible person; (iii) if the controlling shareholder or actual controller of the domestic enterprise organizes or incites the aforesaid illegal acts, a fine of RMB1 million to RMB10 million shall be imposed on them, and a fine of RMB500,000 to RMB5,000,000 shall be imposed on the directly responsible supervisors and other directly responsible person.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, and upon becoming effective on March 31, 2023, such provisions will supersede the currently effective Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide by the applicable laws and regulations, enhance the sense of confidentiality, improve the archives management system, and take necessary measures to implement the confidentiality and archives management responsibilities when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event that such documents or materials contain any information related to state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority; and in the event that such documents or materials, if divulged, will jeopardize national security or public interest, domestic companies should strictly fulfill relevant procedures stipulated by applicable laws and regulations. Furthermore, domestic companies should also provide a written statement about whether they have completed the approval or filing procedures as above when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers should properly retain such written statements for inspection. Securities companies and securities service providers shall also fulfill the applicable legal procedures according to the Confidentiality and Archives Management Provisions when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and the principal consolidated affiliated entities:

(1)

Shenzhen Ping An Financial Technology Consulting Co., Ltd, Xinjiang Tongjun Equity Investment Limited Partnership, Shanghai Lanbang Investment Limited Liability Company and Linzhi Jinsheng Investment Management Limited Partnership hold 49.99%, 29.55%, 18.29% and 2.17%, respectively, of the equity interests in each of Shanghai Xiongguo and Shenzhen Lufax Enterprise Management.

Shenzhen Ping An Financial Technology Consulting Co., Ltd is wholly owned by Ping An Insurance. Xinjiang Tongjun Equity Investment Limited Partnership is a limited partnership incorporated under the laws of the PRC, and each of the two individuals, Mr. Wenwei Dou and Ms. Wenjun Wang, owns 50% of Xinjiang Tongjun Equity Investment Limited Partnership’s interests. Shanghai Lanbang Investment Limited Liability Company is a company incorporated under the laws of the PRC, and each of the two individuals, Mr. Xuelian Yang and Mr. Jingkui Shi, owns 50% of Shanghai Lanbang Investment Limited Liability Company’s shares. Linzhi Jinsheng Investment Management Limited Partnership is a limited partnership incorporated under the laws of the PRC, and Mr. Xuelian Yang owns 60% and Mr. Jingkui Shi owns 40% of Linzhi Jinsheng Investment Management Limited Partnership’s interests.

(2)

Shanghai Xiongguo and Shanghai Huikang Information Technology Co., Ltd. hold 99.995% and 0.005%, respectively, of the equity interests in Shanghai Lufax. Shanghai Xiongguo holds 100% of the equity interests in Shanghai Huikang Information Technology Co., Ltd., which in turn beneficially owns 100% of the equity interests in Shanghai Lufax.

(3)	Ping An Puhui Enterprises Management holds the remaining 9.375% of the equity interests in Chongqing Jin’an Microloan Co., Ltd.

(4)	Ping An Insurance holds the remaining 30% of the equity interests in Ping An Consumer Finance Co., Ltd.

Our Relationship with Ping An Group

Ping An Group is a leading retail financial services group in the PRC, which principally engages in the following businesses:

•	Insurance: the insurance business of Ping An Group consists of: (i) life and health insurance business; and (ii) property and casualty insurance business.

•

Banking: the banking business of Ping An Group is conducted through Ping An Bank, a national joint-stock commercial bank headquartered in Shenzhen, the PRC, and listed on the Shenzhen Stock Exchange. It provides corporate, retail and government clients with multiple banking and financial services through outlets and branches across the PRC.

•	Asset management: the asset management business of Ping An Group consists of trust business, securities business and other asset management business.

In addition, the technology business of the Ping An ecosystem provides various financial and dailylife services through internet platforms, conducted through: (i) OneConnect Financial Technology Co., Ltd., a technology-as-a-service provider and listed on the NYSE and Hong Kong Stock Exchange; (ii) Ping An Healthcare and Technology Company Limited, a leading online healthcare services platform in the PRC and listed on the Hong Kong Stock Exchange; (iii) Autohome Inc., a leading online automotive services platform in the PRC and listed on the NYSE and Hong Kong Stock Exchange; and (iv) our company, the principal business of which is set out in this annual report.

We enjoy significant benefits by having members of Ping An Group as our principal shareholders and strategic partners and by having extensive cooperation across the Ping An ecosystem. Our business operations and development strategies are supported by Ping An Group in a number of key areas including branding, customer acquisition, credit enhancement, analytics and insights, licenses, and technology. As part of the Ping An ecosystem, we enjoy access to the rest of the Ping An ecosystem and products capabilities spanning insurance, investment, and banking, and have established close business cooperation with Ping An Group, including a mutually beneficial relationship with our credit enhancement partner Ping An P&C, which provided credit enhancement to 70.6% of the outstanding balance of loans we had facilitated as of December 31, 2022. Through the Ping An ecosystem, we also have access to valuable insights built on analytics. In addition, many of the technologies that we use, such as facial and voice recognition technology, AI and machine learning algorithms, and the application of blockchain to suitability management, have been licensed from Ping An Group and OneConnect.

Contractual Arrangements with the Principal Consolidated Affiliated Entities

PRC laws and regulations impose restrictions on foreign ownership and investment in certain internet-based businesses. We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws, regulations and regulatory requirements, we have entered into a series of contractual arrangements, mainly (i) through Weikun (Shanghai) Technology, our wholly foreign owned entity, with Shanghai Xiongguo and Shanghai Lufax, the consolidated affiliated entities, and the shareholders of Shanghai Xiongguo and Shanghai Lufax to direct the activities of Shanghai Xiongguo and Shanghai Lufax and their subsidiaries, and (ii) through Lufax (Shenzhen) Technology, our wholly foreign owned entity, with Shenzhen Lufax Enterprise Management, the consolidated affiliated entity, and the shareholders of Shenzhen Lufax Enterprise Management to direct the activities of Shenzhen Lufax Enterprise Management and its subsidiaries.

We currently conduct some of our business through the principal consolidated affiliated entities, Shanghai Xiongguo, Shanghai Lufax and Shenzhen Lufax Enterprise Management, and their subsidiaries based on these contractual arrangements, which allow us to:

•	direct the activities of the consolidated affiliated entities and their subsidiaries;

•	receive substantially all of the economic benefits from the consolidated affiliated entities and their subsidiaries; and

•	hold an exclusive option to purchase all or part of the equity interests and/or assets in the consolidated affiliated entities when and to the extent permitted by PRC law.

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

Agreements that Enable Us to Direct the Activities of Shanghai Xiongguo and Shanghai Lufax

Voting Proxy Agreements. Through a series of voting proxy agreements, each shareholder of Shanghai Xiongguo and Shanghai Lufax irrevocably authorizes Weikun (Shanghai) Technology or any person(s) designated by Weikun (Shanghai) Technology to act as its attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shanghai Xiongguo and Shanghai Lufax, including but not limited to the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The voting proxy agreement is irrevocable and remains in force continuously upon execution.

Share Pledge Agreements. Weikun (Shanghai) Technology has entered into share pledge agreements with Shanghai Xiongguo and Shanghai Lufax and their respective shareholders. Pursuant to these share pledge agreements, the shareholders of Shanghai Xiongguo and Shanghai Lufax have pledged all of their equity interests in Shanghai Xiongguo and Shanghai Lufax to Weikun (Shanghai) Technology to guarantee the performance by such shareholders and Shanghai Xiongguo and Shanghai Lufax of their respective obligations under the exclusive business cooperation agreements, the voting proxy agreements, the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If Shanghai Xiongguo and Shanghai Lufax or any of their shareholders breach any obligations under these agreements, Weikun (Shanghai) Technology, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. The shareholders of Shanghai Xiongguo and Shanghai Lufax agree that before their obligations under the contractual arrangements are discharged, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of Weikun (Shanghai) Technology. These share pledge agreements will remain effective until Shanghai Xiongguo and Shanghai Lufax and their shareholders discharge all their obligations under the contractual arrangements. We have completed the registration of the above share pledge with the relevant office of the Administration for Industry and Commerce of China in 2015. In light of the amendments to the contractual arrangements in February 2023, we intend to complete the registration of each of the share pledge agreements in relation to Shanghai Xiongguo and Shanghai Lufax as soon as practicable.

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

Agreements that Enable Us to Direct the Activities of Shenzhen Lufax Enterprise Management

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

In the opinion of Haiwen & Partners, our PRC counsel: (i) the structures of the consolidated affiliated entities and our WFOEs currently do not result in violation of PRC laws and regulations currently in effect; and (ii) except for certain clauses regarding the remedies or reliefs that may be awarded by an arbitration tribunal and the power of courts to grant interim remedies in support of the arbitration and the winding-up and liquidation arrangements, the agreements under the contractual arrangements between our WFOEs, the consolidated affiliated entities and their shareholders governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in violation of PRC laws or regulations currently in effect. However, as of the date of this annual report, the legality and enforceability of our contractual arrangements, as a whole, have not been tested in any PRC court, and we cannot guarantee you that the contractual arrangements, as a whole, would ultimately be legal or enforceable if they were to be tested in a PRC court.

However, Haiwen & Partners, our PRC counsel, has also advised that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for the operation of the consolidated affiliated entities do not comply with PRC government restrictions on foreign investment in our business, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

D.	Property, Plant and Equipment

We are headquartered in Shanghai. We had 662 offices in China and another 3 offices in Hong Kong and Indonesia as of December 31, 2022. The following table sets forth a summary of our facilities as of December 31, 2022:

	Number of Facilities	Aggregate Size (m2)
Guangdong	71	73,707
Jiangsu	63	64,747
Shanghai	15	56,504
Shandong	44	41,210
Hubei	30	36,350
Henan	29	33,576
Hebei	36	33,489
Sichuan	31	31,742
Anhui	21	26,458
Hunan	23	20,561
Others	302	202,120

Total	665	620,465

As of December 31, 2022, properties that we own have a total gross floor area of 3,603 square meters and each owned property ranges from a gross floor area of approximately 79 square meters to 136 square meters.

We lease our premises under lease agreements. The lease terms vary typically from one to six years. As of December 31, 2022, our leased properties have a total gross floor area of over 620,000 square meters. Much of our system hardware is hosted in leased facilities located in Shanghai, Shenzhen and Hebei that are operated by our IT staff. We also maintain a real-time backup system and a remote backup system at separate facilities also located in Shanghai, Shenzhen and Hebei.

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

Overview

We are a leading financial services enabler for SBOs in China. We offer financing products designed principally to address the needs of SBOs. Through our offline-to-online model, we have served a total of over 6.6 million SBOs in China since our founding, as of December 31, 2022. Our total balance of retail credit enabled reached RMB576.5 billion as of the same date.

Under our core retail credit and enablement model, the borrower is charged fees for the loan that include interest for the lender, guarantee or insurance fees for the guarantor or insurer and enablement service fees for the enabler. (Where the lender bears all the credit risk, there is no separate guarantee or insurance fee.) The aggregate of the fees charged to the borrower in proportion to the outstanding balance of the loan constitutes the borrower’s effective APR. What we earn depends on how the loan is structured. When the lender is a trust that we consolidate, we earn the spread between the aggregate of the fees that are paid by the borrower (including interest, guarantee fees and enablement service fees) and the interest that is paid to the investors in the trust as net interest income using the effective interest rate method. When the lender is a trust that we do not consolidate or the lender is a bank, the lender earns the interest while we earn the enablement service fees as retail credit and enablement service fee income and (if we provide a guarantee) guarantee fees as guarantee income. In each case, our operating net profit would also consider various operating expenses as well as credit impairment losses, to the extent that they would be attributable to the operation of our core retail credit and enablement model.

In addition to our core retail credit and enablement model, we earn referral income from platform service for the referral service we provide to bank partners through Lujintong, other technology platform–based income for service fees generated from distribution of financial institutions’ products, net interest income for loans made by our consumer finance subsidiary, and other income from account management service fees, penalty fees and other services fees.

Our total income grew from RMB52.0 billion in 2020 to RMB61.8 billion in 2021, and decreased to RMB58.1 billion (US$8.4 billion) in 2022. Our profit before income tax expenses grew from RMB17.9 billion in 2020 to RMB23.4 billion in 2021, and decreased to RMB13.0 billion (US$1.9 billion) in 2022. We made a net profit from 2020 to 2022, with net profits that increased from RMB12.3 billion in 2020 to RMB16.7 billion in 2021, and decreased to RMB8.8 billion (US$1.3 billion) in 2022. We had a net margin of 27.0% in 2021 and 15.1% in 2022.

Factors Affecting Our Results of Operations

The Impact of Economic Conditions and Particularly Lockdowns and COVID-19 on Our Business

The demand for retail credit enablement in China is dependent upon overall economic conditions. General economic factors, including GDP growth, the interest rate environment and unemployment rates, may affect borrowers’ willingness to seek loans and ability to repay them. The gradual slowing in the growth rate of the Chinese economy in recent years has created headwinds for our own growth. Individuals’ levels of disposable income may affect their creditworthiness and potentially lead to changes in default rates. In addition, small business owners were particularly vulnerable to the effects of the temporary lock-downs that were imposed from time to time in different places in China to prevent the spread of COVID-19. Many small business owners cannot work remotely and rely on foot traffic and in-store purchases to generate sales.

Weakening economic conditions, combined with the impact of COVID-19, have weighed on borrowers’ willingness to borrow and ability to repay. Our total volume of new loans decreased from RMB648.4 billion in 2021 to RMB495.4 billion in 2022. These factors have also led to an increase in defaults on loans, including loans we have enabled or made. A combination of the growth in the risk-bearing loan balance on our balance sheet, the growth in our off-balance sheet guarantee exposure from our financing guarantee business and the impact of the COVID-19 pandemic on the Chinese economy has caused us to incur more indemnity loss and book more provisions anticipating deteriorating asset quality of the loan portfolios.

In early 2022, a resurgence of COVID-19 led to a series of regional lock-downs across China and suspension of offline business activities. To comply with government measures, we have adjusted our collection operations in Shanghai and certain other cities affected by the pandemic in China to be mainly focused on online activities, which adversely impacted the effectiveness of our collections services. As our core small business owner segment, which makes up the majority of our new loans enabled during 2022, has been among the earliest and most significantly impacted by the deteriorating macro environment, we witnessed worsening delinquency rates as well as rising credit impairment losses, weighing on our profitability during 2022.

While credit quality deterioration took place across the board in China during 2022, we witnessed growing differences in economic resilience in various regions, which led to significant divergence in credit performance by region. In response, we have been recalibrating our strategies to focus on higher quality borrowers in more economically resilient regions, optimizing our sales channel structure and productivity, revising our products and pricing, and enhancing our risk management capabilities to protect our business health and resiliency during economic downturns.

China recently began to modify its longstanding zero-COVID policy. There is still uncertainty as to the future impact of the virus, especially in light of this change in policy. Small business owners will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal.

The Effectiveness of Our Credit Risk and Capital Management

The end-to-end performance of our risk management system is crucial to the success of our business, in particular as we bear a higher proportion of credit risk on the loans we enable. Risk management empowers us to identify creditworthy customers who have been underserved by traditional financial institutions, offer differentiated products to borrowers with different risks profiles, and improve our overall loan performance.

Delinquency rate is a backward looking indictor that reflects asset quality trend during a period in the past. As of December 31, 2020, 2021 and 2022, our DPD 30+ delinquency rate was 2.0%, 2.2% and 4.6%, respectively, and our DPD 90+ delinquency rate was 1.2%, 1.2% and 2.6%, respectively. Flow rate is a forward-looking indicator that estimates the percentage of current loans that will become non-performing at the end of three months. Our flow rate for general unsecured loans was around 0.5% or 0.6% for most of 2020 and 2021 before rising to around 1.2% as of December 31, 2022. Similarly, our flow rate for secured loans was around 0.1% or 0.2% for most of 2020 and 2021 before rising to around 0.7% by December 31, 2022. See “Item 4. Information on the Company—B. Business Overview—How We Enable Our Institutional Partners—Credit Risk Management” for more explanation.

To properly control our risk exposure, we have prudently managed our guarantee leverage ratio following “Regulations on the Supervision and Administration of Financing Guarantee Companies.” The regulations set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times its net assets, though the upper limit can be raised to 15 times for a financing guarantee company that mainly provides services to small and micro enterprises, the agriculture sector, rural villages and farmers. The guarantee leverage ratio of Ping An Puhui Financing Guarantee Co., Ltd, our subsidiary which provides financing guarantee services, was 1.8×, 1.8× and 2.0× as of December 31, 2020, 2021 and 2022, respectively. We believe we have ample room to further grow our guarantee business by taking on more risks but we will prudently keep the guarantee leverage ratio at an appropriate level.

The Evolution of Our Business Model

Anticipating the trend in regulatory guidance, we have been increasing the percentage of the risk that we bear on loans that we enable. The percentage of our total outstanding loans with credit risk exposure for our company increased from 6.3% in 2020 to 16.6% in 2021 and further to 23.5% in 2022, including both loans we guarantee through our financing guarantee subsidiary and loans we make through our consumer finance subsidiary.

We provide guarantee services through our financing guarantee subsidiary, which has licensed branches in 29 provinces. For loans funded by third parties where the lender requires credit enhancement, we guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. This also makes it possible for us to share data with our institutional partners in a manner that is fully compliant with regulatory requirements. Going forward, while we intend to increase the percentage of outstanding loans with credit risk exposure for our company to at least 30%, when and how much credit risk we take on and whether third-party credit enhancement is utilized depend on a dynamic mix of commercial factors, including the pricing of credit enhancement and the willingness of our funding partners to bear risk, as well as regulatory guidance. Our loan enablement can be done either with or without third-party credit enhancement, and if the cost of third-party credit enhancement is not commercially attractive, the proportion of loans for which we have credit risk could greatly exceed 30%, depending on the balance of risk and reward. Our financing guarantee subsidiary is well capitalized and has ample room to support an increasing level of risk exposure.

Our increased credit exposure represents an important driver for our widening credit impairment losses as we recognized more loan impairment provisions against increasing risk exposure and we recognized more indemnity losses when we fulfilled our guarantee obligations to our funding partners for defaulted loans. Going forward, we expect the volatility of our credit impairment losses and indemnity losses to increase as we increase the volume of new loans we guarantee and as we experience fluctuations in delinquency indicators as a result of deterioriation or improvement in borrowers’ repayment ability and macro-economic environment changes. Furthermore, since we assess loan impairment provisions based on expected credit losses on a forward-looking basis, a number of significant assumptions or parameters are also required in applying the accounting requirements for measuring them, and our financial performance may experience more volatility depending on how actual borrower behavior deviates from our expectation.

In addition, the evolution of our business model has led to changes in the structure of our total income. The income contribution from guarantee income increased from 1.2% in 2020 to 7.1% in 2021 and 12.7% in 2022. Meanwhile, the growth in our consumer finance business together with our increased use of consolidated third-party trust plans has led to growing income contribution from net interest income, which we recognize on loans funded by these sources. The income contribution from net interest income increased from 14.9% in 2020 to 22.9% in 2021 and 32.7% in 2022.

Acquisition of High Quality Customers Through Multiple Channels

Our SBO financial services business primarily targets small business owners in China who have access to commercial bank credit, automobile and real estate property and financial assets. We have a robust distribution capability across multiple channels, including full-time direct sales employees, active third-party channel partners, and employees engaged in targeted online and telemarketing campaigns. In addition, we have an offline direct relationship management team that services third-party agents across China for Lujintong.

We strategically adjust our channel mix based on channel costs and effectiveness to enhance our ability to address the needs of the high quality borrowers we target. In light of repeated COVID-19 outbreaks leading to prolonged lockdowns across China and a further weakening in the macroeconomic environment in 2022, we have been prioritizing asset quality over asset growth by tightening up customer selection standards and focusing new customer acquisition in more economically resilient regions. We have also been revising our salesforce to concentrate on a smaller number of higher-quality borrowers and shifting to utilize more of our direct sales force channel for better quality control. The productivity of our direct sales force has been stable, as evidenced by the volume of new loans sourced per employee per month, which was RMB402 thousand in 2020, RMB427 thousand in 2021 and RMB363 thousand (US$53 thousand) in 2022. We believe our ability to properly and efficiently mobilize our sales channels to acquire high quality borrowers is essential to strengthen the resilience of our business through economic cycles and sustain our long-term growth and profitability.

The Mix, Pricing and Effective Tenor of Products and Services

We offer a full suite of products to meet different borrower demands, including general unsecured loans, secured loans and consumer finance loans, with a variety of tenors and sizes. We earn a mix of technology platform–based income, net interest income, guarantee income and penalty income, depending on the funding and credit enhancement arrangements. As our retail credit enablement service fees are comprised of loan enablement service fees and post-origination service fees, the relatively large ticket sizes and long tenors of the general unsecured loans and secured loans we enable give us a larger and more stable income stream with visibility beyond the current period.

Our borrowers’ repayment behaviors and early repayment options affect the effective tenors of the loans we enable. Borrowers’ early repayments of loans reduce the number of months that our retail credit and enablement service fees or interest income can be recognized and thus affect the total amount of our fees and interest income in absolute terms. Borrowers’ decisions whether to make early repayments can be affected by a number of factors such as early repayment fees, interest rate trends and the availability of other financing options in the market. As the fees for our products and services vary, our income and profitability are affected by the amount and mix of our products and services.

Collaboration with Diversified Financial Institution Partners

Maintaining a healthy collaborative relationship with a diversified set of financial institution partners is critical to our business model. Many funding partners have worked with us for over three years. In 2022, 56.4% of the new loans we enabled were funded directly by a total of 75 banks, and another 31.7% by trust plans representing an even larger number of diverse partners. In 2022, none of our funding sources accounted for more than 10% of the funding for our outstanding loans. Historically, our ability to enable loans has not been constrained by our funding supply, but our funding supply in the future could be constrained by the commercial dynamics discussed in “—The Evolution of Our Business Model.” In addition, we collaborate with seven third-party credit insurance companies, including primarily Ping An P&C, to extend credit enhancement for loans whose borrowers meet their desired risk profile.

In addition to working directly with financial institution partners, we also rolled out a new distribution channel, Lujintong, to improve our institutional partners’ borrower acquisition efficiency and our ability to target high quality borrowers. Lujintong is designed to help banks with strong risk management capabilities acquire borrowers directly through dispersed third-party agents nation-wide. Under this model, we do not participate in credit risk assessment and sharing. During 2022, Lujintong provided online services to more than 10,000 third-party agents in their efforts to enable loans, primarily through Ping An Bank.

The foundation of our loan enablement proposition is a dual KYC-plus-KYB approach. KYC assesses the SBOs’ creditworthiness as individuals, while KYB assesses the cash flow sustainability of their businesses. Sourcing borrowers with low credit risk provides value to both third-party funding partners and third-party credit enhancement providers and strengthens our relationships with them. As we continue to source high quality borrowers who require lower APRs, our collaboration with quality third-party partners who understand this segment of the market improves our ability to provide reasonably priced funding and credit enhancement solutions to our borrowers. Our mature collection framework and data collected from these efforts also represent an integral part of our value propositions, enhancing our relationship with our funding partners and credit enhancement providers.

Operational Efficiency

Our operational efficiency and cost structure have a large impact on the results of our business. Our variable costs are primarily comprised of sales and marketing expenses and operation and servicing expenses. Our sales and marketing expenses primarily relate to borrower acquisition expenses and, to a much lesser extent, investor acquisition and retention expenses. Our fixed costs, which are primarily comprised of general and administrative expenses and technology and analytics expenses, benefit significantly from economies of scale. In particular, the application of advanced technology in our credit assessment and loan collection process scales up our capabilities without a proportionate increase in operational expenses. Our fixed costs as a percentage of our total income declined from 9.2% in 2020 to 9.1% in 2021 and 8.1% in 2022.

Regulatory Environment in China

The regulatory environment for retail credit enablement in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. The Chinese government has been putting the pieces in place for a more mature regulatory framework covering all aspects of our business. New regulations may result in both opportunities and challenges for us by weeding out weaker players, triggering consolidation within the industry and increasing compliance risk. We have a proven record of navigating complex regulatory changes over the last several years, as we have comprehensively overhauled our product offerings and business models, and we will continue to make efforts to ensure that we are in compliance with the existing and new laws, regulations and governmental policies relating to our industry.

On–And Off–Balance Sheet Treatment Of Loans And Risk Exposure

We have established diversified funding sources, including banks, trust plans and our own licensed microloan and consumer finance subsidiaries, to ensure that we have scalable and stable funding for the loans we enable. We help banks to source prospective borrowers and the banks extend loans to select individuals among those prospective borrowers using their own funds. We also work with trust companies to set up trust plans with loans that we enable as the underlying assets. We earn technology platform–based income for the loan enablement and post-origination services we provide to our funding partners and guarantee income for the credit enhancement services we provide. Third-party funding sources supplied a large majority of the funding for our outstanding loans in 2020, 2021 and 2022, with the remainder funded by us through our licensed microloan (up to 2020) and consumer finance (since 2020) subsidiaries. Those loans that are funded by us are recorded on our balance sheet at net carrying amount, whether or not third parties provide credit enhancement on those loans.

Due to the needs of investors in certain trust plans with loans we enabled as the underlying assets, we hold subordinated tranches of the trust plans or put in guarantee deposits. We consolidate the loans under this trust funding model on our balance sheet. In addition, we consolidate trust plans under other circumstances based on control and variable return assessment in accordance with IFRS 10. The arrangement of consolidated and unconsolidated trust plans is quite similar while the variable return could be different, depending on a dynamic mix of commercial factors. In 2020, 2021 and 2022, we have gradually lowered the APR on loans we enable. With the decrease in investor’s return as a result of decrease in market interest rate and the increase in the proportion of loans on which we bear credit risk, the magnitude of variable return attributable to funding partners and/or credit enhancement providers declines accordingly, while the magnitude of variable return earned by us keeps relatively stable. As a result, more loans enabled with trust plans were consolidated since we were entitled to higher proportion of the variable return. As of December 31, 2021 and 2022, we consolidated 90.1% and 95.6%, respectively, of the outstanding balance of loans we enabled with trusts as the funding source. All cash flows directly attributable to these on–balance sheet loans, including the contractual interest income, service fees, guarantee fees, and borrower acquisition expenses, are recorded as net interest income using the effective interest method in accordance with IFRS 9. As a result, the net carrying value of the loans we enabled plus the interest receivables on those loans amounted to RMB215.0 billion as of December 31, 2021 and RMB211.4 billion (US$30.7 billion) as of December 31, 2022, which was recorded as loans to customers on our balance sheet.

As of December 31, 2021 and 2022, we had credit risk exposure to 16.6% and 23.5%, respectively, of the outstanding balance of the loans we enabled. The credit risk exposure between our third-party external partners and ourselves is on a pari passu basis, meaning that we share losses in proportion to our respective arrangements. The parties that provide credit enhancement will indemnify the lender when the loans that we enabled are 80 days past due. We need to record losses only to the extent of our exposed credit risk based on our guarantee products. For those loans that are less than 90 days past due, we will apply our estimation on the probability of default and loss given default under the expected credit loss impairment model to reach an amount of expected impairment losses which is charged to our income statement under impairment losses. If the loans are 90 days past due, we record our losses based on our best estimate of recoverable amount.

Key Operating Metrics

We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

	As of and For the Year Ended December 31,
	2020	2021	2022
Number of active borrowers (thousands)	4,382	4,906	4,805
Number of active funding partners	58	66	81

	(RMB in billions except where otherwise indicated)
Outstanding balance of loans enabled	545.1	661.0	576.5
General unsecured loans	447.8	520.1	423.8
Secured loans	93.7	129.3	123.1
Consumer finance loans	3.6	11.6	29.7
Percentage with risk exposure for our company	6.3%	16.6%	23.5%
Off–balance sheet	426.7	446.3	360.4
Without credit risk exposure	405.7	381.5	291.9
With credit risk exposure	21.0	64.7	68.5
On–balance sheet	118.5	214.8	216.1
Without credit risk exposure	105.3	169.6	149.2
With credit risk exposure	13.2	45.1	66.9
Volume of new loans enabled	565.0	648.4	495.4
Off–balance sheet	423.1	414.2	279.5
Without credit risk exposure	399.8	341.7	219.8
With credit risk exposure	23.2	72.5	59.7
On–balance sheet	141.9	234.2	215.8
Without credit risk exposure	127.2	175.0	125.3
With credit risk exposure	14.7	59.2	90.6
Financing guarantee subsidiary leverage ratio (×)(1)	1.8×	1.8×	2.0×
Net assets of financing guarantee subsidiary	13.4	47.4	47.9
Net assets of Lufax Holding (consolidated)	83.2	94.6	94.8
30 day+ delinquency rate(2) (%)	2.0%	2.2%	4.6%
90 day+ delinquency rate(2) (%)	1.2%	1.2%	2.6%
Cost-to-income ratio(3) (%)	55.0%	48.8%	46.3%
Credit impairment losses	3.0	6.6	16.6

Notes:

(1)

Calculated in accordance with “Supervision and Administration of Financing Guarantee Companies.” The leverage ratio of the financing guarantee subsidiary is calculated as the outstanding guarantee liabilities of the financing guarantee company divided by its net assets.

(2)	Excluding consumer finance business.
(3)	Calculated as the sum of sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses divided by total income.

Key Components of Our Results of Operations

Income

The proportion of our total income that constitutes technology platform–based income has declined from 79.2% in 2020 to 50.3% in 2022 as our net interest income has increased from 14.9% to 32.7% and our guarantee income has increased from 1.2% to 12.7% over the same period of time. This evolution in the mix of our total income is driven primarily by changes in our business model as we have gradually taken on more credit risk.

Our on–balance sheet loans include loans that we fund ourselves directly through our licensed microloan and consumer finance subsidiaries and loans that are funded by consolidated trust plans and generate interest income recognized under IFRS 9. Our off–balance sheet loans generate loan enablement service fees and post-origination service fees recognized under IFRS 15 and guarantee income to the extent that we supply part of the credit enhancement service. Although the underlying business arrangements might be similar, the application of IFRS 15 or IFRS 9 can have an impact on the timing and amount of fee or interest income recognition. Early repayment of loans by borrowers will reduce the number of months that the fees or interest income are being recognized and thus affect the total amount of fees or interest income in absolute terms.

The following table sets forth the breakdown of our total income, both in absolute amounts and as percentages of our total income, for the years indicated:

	For the Year Ended December 31,
	2020		2021		2022
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except percentages)
Technology platform–based income	41,222	79.2	38,294	61.9	29,218	4,236	50.3
Net interest income	7,750	14.9	14,174	22.9	18,981	2,752	32.7
Guarantee income	602	1.2	4,370	7.1	7,373	1,069	12.7
Other income	1,517	2.9	3,875	6.3	1,238	179	2.1
Investment income	940	1.8	1,152	1.9	1,306	189	2.2
Share of net profit/(loss) of investments accounted for using the equity method	15	0.0	(31)	(0.1)	0	0	0.0

Total income	52,046	100.0	61,835	100.0	58,116	8,425	100.0

Technology platform–based income

Technology platform–based income includes retail credit and enablement service fees and other technology platform–based income. Retail credit and enablement service fees include loan enablement services and post origination services, which are considered to be two distinctive services under one product provided to our borrowers and funding partners, as well as referral income from platform service, which includes income from the referral service we provide to bank partners through Lujintong. Loan enablement services include credit assessment of the borrower, enabling loans from the funding partner to the borrower and providing technical assistance to the borrower and the funding partner. Post-origination services include repayment reminders, payment processing, and collection services. Lujintong is designed to help banks with strong risk capabilities acquire borrowers directly through dispersed third-party agents nation-wide. Under this model, we earn referral fees based on transaction volume and do not participate in credit risk assessment and sharing. As a result, we do not count loans enabled through Lujintong as part of our volume of new loans enabled or our total outstanding loans. Other technology platform–based income includes service fees generated from distribution of financial institutions’ products including asset management plans, bank products, mutual funds, trust plans and other products.

The following table sets forth the breakdown of our technology platform–based income for the years indicated:

	For the Year Ended December 31,
	2020		2021		2022
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
Retail credit and enablement service fees
Loan enablement service fees	7,142	17.3	5,676	14.8	3,446	11.8
Post-origination service fees	32,315	78.4	30,411	79.4	24,028	82.2
Referral income from platform services	131	0.3	706	1.8	1,147	3.9

Retail credit and enablement service fees	39,588	96.0	36,793	96.1	28,621	98.0
Other technology platform–based income	1,634	4.0	1,501	3.9	597	2.0

Total technology platform–based income(1)	41,222	100.0	38,294	100.0	29,218	100.0

Note:

(1)

Starting from 2022, we report technology platform-based income in two categories—retail credit and enablement service fees and other technology platform-based income, to provide more relevant information. We also revised the comparative period presentation to conform to current period classification.

We do not provide loan enablement services or post-origination services on a standalone basis. Loan enablement service fees and post-origination service fees are recognized upon completion of different performance obligations, and they include the service fees for both the off-balance sheet loans newly enabled during the current financial year and those had been enabled in previous years.

The following table sets forth the sum of the loan enablement service fees and post-origination service fees that is expected to arise from the remaining performance of long-term contracts for our financial enablement services as of December 31, 2022. Upon the fulfillment of the obligations under service contracts, the fees are expected to be recognized in the respective periods in the amounts as described in the table below given the best estimated loan repayment time. The actual amount that we recognize is subject to the actual repayment behavior of borrowers, which may differ from the estimation in our model. If early repayment increases, the total service fee expected to be paid by the borrowers decreases, thus decreasing the income we recognize for each of the loans enabled, and the reverse is true if early repayment decreases. Although the estimate of loan repayment time represents our best estimate based on the information that is currently available to us, there is no assurance that the actual loan repayment time will not deviate from our best estimate, which in turn would affect the income in the respective expected periods of recognition.

	Amount	Percentage
	(RMB in millions)	(%)
Expected period of recognition
2023	11,330	59.9
2024	5,644	29.8
2025	1,279	6.8
2026	386	2.0
2027	272	1.4

Total	18,911	100.0

When predicting the repayment behavior of borrowers and effective tenor of loans, historical early repayment data is the key indicator of future trends. On a regular basis, we review the actual early repayments that have occurred and adjust the early repayment assumption to update our best estimate of the effective tenor for outstanding loans.

The table below sets forth the estimated effective tenor of loans that we do not consolidate on our balance sheet, after considering the actual early repayments that have occurred and expected future early repayments, as of December 31, 2020, 2021 and 2022.

	As of December 31,
	2020	2021	2022
	(months)
Estimated Effective Tenor for Off–Balance Sheet Loans
General unsecured loans	19.18	19.37	19.75
Secured loans	12.64	13.44	14.62

The table below sets forth the impact of changes in estimated effective tenor on the sum of loan enablement service fees and post-origination service fees of RMB18,911 million expected as of December 31, 2022 to be recognized in the remaining period of the loans when the remaining performance obligations are satisfied.

	General unsecured loans	Secured loans	Total
	(RMB millions)
Change in estimated effective tenor
–1 month	793	113	907
+1 month	604	107	710

Net interest income

Net interest income consists of net interest income from consolidated trusts, microloans and consumer finance loans. Due to regulatory changes in December 2017, we no longer funded loans from our microloan subsidiaries on a large scale. In late 2018, we began to introduce a third-party funded trust plan model under which most though not all of the trust plans required consolidation under IFRS 10. Under IFRS 10, we consolidate those trust plans over which we have control and from which we receive variable returns which are affected by our control over these trust plans. Consequently, we recognize net interest income based on the cash flows directly attributable to loans funded by these consolidated trust plans using the effective interest rate method. Hence, borrower acquisition expenses from such third-party funded trust plans are recognized as offsetting net interest income under IFRS 9. However, we only bear limited credit risk even in the trusts that we consolidate. See “Item 4. Information on the Company—B. Bussiness Overview—How We Enable Our Institutional Partners—Our Funding Partners—Trusts.”

In June 2020, we also started to serve consumers under our licensed consumer finance subsidiary. As a result, the net carrying value of the loans we originated plus the interest receivables on those loans amounted are categorized as on-balance sheet outstanding loans and recorded as loans to customers on our balance sheet. See “—On- and Off-Balance Sheet Treatment of Loans and Risk Exposure.”

The following table sets forth the breakdown of our net interest income for the years indicated.

	For the Year Ended December 31,
	2020		2021		2022
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
Consolidated trust plans:
Interest income	10,641	137.3	21,230	149.8	25,870	136.3
Interest expense	(4,283)	(55.3)	(8,401)	(59.3)	(10,217)	(53.8)

Net interest income from consolidated trust plans	6,358	82.0	12,829	90.5	15,653	82.5
Microloans and consumer finance:
Interest income	1,396	18.0	1,535	10.8	4,024	21.2
Interest expense	(3)	0.0	(190)	(1.3)	(695)	(3.7)

Net interest income from microloans and consumer finance	1,393	18.0	1,345	9.5	3,329	17.5

Net interest income	7,750	100.0	14,174	100.0	18,981	100.0

Guarantee income

Whether under our bank-funding model or trust-funding model, our third-party credit enhancement providers provide the majority of the credit enhancement. We earn guarantee income as a return to our credit risk exposure to the extent that we provide credit enhancement service for loans we enable. We do not provide guarantees as a stand-alone service for loans that we did not enable. Guarantee income consists of the fees we charge to our borrowers for the guarantee services we provide on loan products. As we have increased the proportion of the loans we enable for which we provide credit enhancement, guarantee income has accounted an increasing though still relatively low proportion of our total income, from 1.2% in 2020 to 7.1% in 2021 and 12.7% in 2022.

Other income

Other income includes account management service fees, penalty fees and other services fees. Account management service fees represent service fees charged to credit enhancement providers for reminder services provided to them for loans enabled by us that are covered by their credit enhancement services. Penalty fees represent both late payment fees and early repayment fees paid by borrowers. Other income accounted for 2.9% of our total income in 2020, 6.3% of our total income in 2021 and 2.1% of our total income in 2022.

Investment income

Investment income primarily consists of interest income and realized and unrealized gains and losses on financial assets and financial investments, which mainly consist of asset management plans, mutual fund investments, trust plans, factoring products, structured deposits, bank wealth management products and debt investments. Investment income accounted for 1.8% of our total income in 2020, 1.9% of our total income in 2021 and 2.2% of our total income in 2022.

Total Expenses

Our expenses include sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses, and credit impairment costs, among others. The following table sets forth the breakdown of our expenses, both in absolute amounts and as percentages of our total income, for the years indicated:

	For the Year Ended December 31,
	2020		2021		2022
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except percentages)
Sales and marketing expenses	17,814	34.2	17,993	29.1	15,757	2,285	27.1
General and administrative expenses	2,976	5.7	3,559	5.8	2,830	410	4.9
Operation and servicing expenses	6,031	11.6	6,558	10.6	6,430	932	11.1
Technology and analytics expenses	1,792	3.4	2,084	3.4	1,872	271	3.2
Credit impairment losses	3,035	5.8	6,644	10.7	16,550	2,400	28.5
Asset impairment losses	7	0.0	1,101	1.8	427	62	0.7
Finance costs	2,866	5.5	996	1.6	1,239	180	2.1
Other (gains)/losses – net	(384)	(0.7)	(499)	(0.8)	(3)	(1)	(0.0)

Total expenses	34,136	65.6	38,435	62.2	45,102	6,539	77.6

Sales and marketing expenses

Sales and marketing expenses consist primarily of borrower acquisition expenses, investor acquisition and retention expenses, and general sales and marketing expenses. Sales and marketing expenses account for a large percentage of our total expenses, and we expect that this will continue to be the case going forward.

Our borrower acquisition expenses mainly represent the expenses we incur for off-balance sheet loan enablement as compensation to our sales employees and third-party channels. Borrower acquisition expenses are capitalized and amortized on a systematic basis consistent with revenue recognition. For our on–balance sheet loans, as part of the cash flows directly attributable to the loans, the corresponding expenses were reflected in net interest income rather than in borrower acquisition expenses, in accordance with IFRS 9.

The following table sets forth the breakdown of our borrower acquisition costs, both in absolute amounts and percentages of total borrower acquisition costs, for the years indicated:

	For the Year Ended December 31,
	2020		2021		2022
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
Direct sales	4,928	42.8	4,462	44.1	3,814	48.5
Channel partners	5,510	47.9	4,922	48.6	3,555	45.2
Online and telemarketing	1,068	9.3	735	7.3	496	6.3

Total borrower acquisition costs	11,506	100.0	10,120	100.0	7,865	100.0

The borrower acquisition costs are all related to the off–balance sheet loans. For our on–balance sheet loans, the corresponding expenses are reflected in net interest income rather than in borrower acquisition expenses, in accordance with IFRS 9.

Our investor acquisition and retention expenses mainly represent the costs incurred to acquire and retain investors. These included primarily expenses for our member referral channel and our online direct marketing channel. The expenses for our online direct marketing channel consist primarily of incentives paid for new investor referrals, coupons, and online marketing expenses.

Our general sales and marketing expenses mainly represent payroll and related expenses for personnel engaged in marketing, brand promotion costs, business development costs and other marketing and advertising costs.

Referral expenses from platform service are related to Lujintong.

The following table sets forth the breakdown of our sales and marketing expenses, both in absolute amounts and as percentages of our total sales and marketing expenses, for the years indicated:

	For the Year Ended December 31,
	2020		2021		2022
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
Borrower acquisition expenses	11,506	64.6	10,120	56.2	7,865	49.9
Investor acquisition and retention expenses	820	4.6	677	3.8	301	1.9
General sales and marketing expenses	5,403	30.3	6,637	36.9	6,654	42.2
Referral expenses from platform service	84	0.5	559	3.1	937	5.9

Total sales and marketing expenses	17,814	100.0	17,993	100.0	15,757	100.0

General and administrative expenses

General and administrative expenses consist primarily of employee benefit expenses and office rentals that are not included in sales and marketing, operation and servicing, or technology and analytics expenses, tax surcharges, consulting service fees, business entertainment costs and other expenses.

Operation and servicing expenses

Operation and servicing expenses consist primarily of (i) platform operation expenses, which mainly represent the expenses to external payment networks and partner banks for processing transactions, (ii) loan servicing expenses that are associated with enabling and servicing loans, which mainly represent the expenses related to credit assessment, customer and system support, payment processing services and collection, (iii) the cost of operating consolidated trust plans and (iv) salaries and benefits for personnel associated operation and servicing.

Technology and analytics expenses

Technology and analytics expenses consist primarily of the expenses with respect to research and development expenses and maintenance expenses related to our technology systems, technology service fees, as well as depreciation and salaries and benefits for IT personnel.

Impairment Losses

Under IFRS 9, we use an expected loss model to determine and recognize impairments, which were recorded within credit impairment losses.

The following table sets forth credit and asset impairment losses for the years indicated:

	For the Year Ended December 31,
	2020	2021	2022
	(RMB in millions)
Credit impairment losses	3,035	6,644	16,550
Asset impairment losses	7	1,101	427

Total	3,042	7,745	16,978

The following table sets forth the key components of impairment losses for the years indicated:

	For the Year Ended December 31,
	2020	2021	2022
	(RMB in millions)
Loan-related(1)	2,996	6,349	15,931
Investment-related(2)	18	273	575
Others(3)	28	1,123	472

Total	3,042	7,745	16,978

Notes:

(1)

Loan-related impairment losses consist of actual and expected losses from loan to customers, accounts and other receivables and contract assets related to our retail credit and enablement business and guarantee contracts.

(2)	Investment related impairment losses consist of losses from financial assets at amortized cost.
(3)	Other impairment losses primarily consist of losses from accounts and other receivables related to wealth management business, goodwill and intangible assets.

Our loan-related impairment losses tend to increase as we increase the credit risk we bear on loans we enable. The increase in loan-related impairment losses in 2021 was primarily due to increases in both the risk-bearing loan balance on our balance sheet and our off-balance sheet guarantee exposure as a result of our business growth. The increase in loan-related impairment losses in 2022 was primarily due to the increase of provision and indemnity loss driven by increased risk exposure and by worsening credit performance due in large part to the cumulative impact of successive COVID-19 outbreaks on the Chinese economy.

Finance costs

Finance cost primarily consists of the interest expenses in connection with our convertible promissory note issued in October 2015 for acquiring our retail credit and enablement business, interest expenses on the debt component of the convertible redeemable preferred shares, and the interest expenses of our bank borrowings for general corporate operations that are not related to our retail credit and enablement business.

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

China

Generally, our subsidiaries and consolidated affiliated entities incorporated in China are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. Some of our subsidiaries are entitled to a favorable statutory tax rate of 15% because of their qualifications as “High and New Technology Enterprises” or because of favorable local tax treatment.

We are subject to value added tax, or VAT, at rates of 3% or 6% on the services we provide to borrowers and investors, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since 2012 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

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

Income Tax Expenses

For the years ended December 31, 2020, 2021 and 2022, our income tax expenses were RMB5.6 billion, RMB6.7 billion and RMB4.2 billion (US$0.6 billion), respectively. Our effective tax rate was 31.5%, 28.6% and 32.6% for 2020, 2021 and 2022, respectively. Our effective tax rate during these periods was higher than the PRC enterprise income tax rate of 25% primarily because overseas losses are not deductible for tax purposes, and also due to the reversal of deferred tax assets recognized in prior years in 2021 and a decrease in deferred income taxes in 2022.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated, both in absolute amounts and as percentages of our total income. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any year are not necessarily indicative of the results that may be expected for any future year.

	For the Year Ended December 31,
	2020	2021	2022
	(RMB)	(RMB)	(RMB)	(US$)
	(in millions)
Technology platform–based income
Retail credit and enablement service fees
Loan enablement service fees	7,142	5,676	3,446	500
Post-origination service fees	32,315	30,411	24,028	3,484
Referral income from platform service	131	706	1,147	166

Retail credit and enablement service fees	39,588	36,793	28,621	4,150
Other technology platform–based income	1,634	1,501	597	87

Total technology platform–based income	41,222	38,294	29,218	4,237
Net interest income	7,750	14,174	18,981	2,752
Guarantee income	602	4,370	7,373	1,069
Other income	1,517	3,875	1,238	179
Investment income	940	1,152	1,306	189
Share of net profit/(loss) of investments accounted for using the equity method	15	(31)	0	0

Total income	52,046	61,835	58,116	8,426
Sales and marketing expenses:
Borrower acquisition expenses	(11,506)	(10,120)	(7,865)	(1,140)
Investor acquisition and retention expenses	(820)	(677)	(301)	(44)
General sales and marketing expenses	(5,403)	(6,637)	(6,654)	(965)
Referral expenses from platform service	(84)	(559)	(937)	(136)

Sales and marketing expenses	(17,814)	(17,993)	(15,757)	(2,285)
General and administrative expenses	(2,976)	(3,559)	(2,830)	(410)
Operation and servicing expenses	(6,031)	(6,558)	(6,430)	(932)
Technology and analytics expenses	(1,792)	(2,084)	(1,872)	(271)
Credit impairment losses	(3,035)	(6,644)	(16,550)	(2,400)
Asset impairment losses	(7)	(1,101)	(427)	(62)
Finance costs	(2,866)	(996)	(1,239)	(180)
Other gains/(losses) – net	384	499	3	1

Total expenses	(34,136)	(38,435)	(45,102)	(6,539)
Profit before income tax expenses	17,910	23,400	13,013	1,887
Less: Income tax expenses	(5,634)	(6,691)	(4,238)	(615)

Net profit attributable to:
Owners of our company	12,354	16,804	8,699	1,261
Non-controlling interests	(78)	(95)	76	11

	12,276	16,709	8,775	1,272

Year ended December 31, 2022 compared to year ended December 31, 2021

Technology Platform–based Income

Our technology platform–based income decreased by 23.7% from RMB38.3 billion in 2021 to RMB29.2 billion (US$4.2 billion) in 2022. This decrease was primarily due to a decrease of 22.2% in retail credit and enablement service fees from RMB36.8 billion in 2021 to RMB28.6 billion (US$4.1 billion) in 2022 and a decrease of 60.2% in other technology platform-based income from RMB1.5 billion in 2021 to RMB0.6 billion (US$0.1 billion) in 2022. The decrease of 22.2% in retail credit and enablement service fees was mainly due to a decrease of 39.3% in loan enablement service fees from RMB5.7 billion in 2021 to RMB3.4 billion (US$0.5 billion) in 2022 and a decrease of 21.0% in post-origination service fees from RMB30.4 billion in 2021 to RMB24.0 billion (US$3.5 billion) in 2022, which were primarily due to a decrease in new loan sales of our off-balance sheet loans which are funded by banks and by unconsolidated trust plans, and changes in our business model that resulted in more income being recognized as net interest income and guarantee income, partially offset by an increase of 62.4% in referral income from platform services from RMB0.7 billion in 2021 to RMB1.1 billion (US$0.2 billion) in 2022 as a result of an increase in new loan sales through Lujintong.

Net Interest Income

Our net interest income increased by 33.9% from RMB14.2 billion in 2021 to RMB19.0 billion (US$2.8 billion) in 2022.

Consolidated trust plans

Our net interest income from consolidated trust plans increased by 22.0% from RMB12.8 billion in 2021 to RMB15.7 billion (US$2.3 billion) in 2022. Interest income from consolidated trust plans increased by 21.9% from RMB21.2 billion in 2021 to RMB25.9 billion (US$3.8 billion) in 2022, and interest expenses increased by 21.6% from RMB8.4 billion in 2021 to RMB10.2 billion (US$1.5 billion) in 2022, in both cases primarily driven by the increase in our average balance of loans originated by consolidated trust plans from RMB157.2 billion in 2021 to RMB194.3 billion (US$28.2 billion) in 2022. Interest income represents interest income receivable by loans funded by these trust plans while interest expenses represent interest payable by these consolidated trust plans to their investors.

Microloans and consumer finance

Our net interest income from microloans and consumer finance increased by 147% from RMB1.3 billion in 2021 to RMB3.3 billion (US$0.5 billion) in 2022. Interest income from microloans and consumer finance increased by 162% from RMB1.5 billion in 2021 to RMB4.0 billion (US$0.6 billion) in 2022, and interest expense from microloans and consumer finance increased from RMB0.2 billion in 2021 to RMB0.7 billion (US$0.1 billion) in 2022. The increases were primarily due to the expansion of our consumer finance business, as we had ceased to make microloans in 2020. The outstanding loan balance of our consumer finance business increased from RMB11.6 billion as of December 31, 2021 to RMB29.7 billion (US$4.3 billion) as of December 31, 2022.

Guarantee Income

Our guarantee income increased by 68.7% from RMB4.4 billion in 2021 to RMB7.4 billion (US$1.1 billion) in 2022. This increase was primarily attributable to the increase in the proportion of the loans we enabled for which we had provided credit enhancement.

Other Income

Our other income decreased by 68.1% from RMB3.9 billion in 2021 to RMB1.2 billion (US$0.2 billion) in 2022. This decrease was primarily attributable to a refund of account management fees to Ping An P&C as a result of worse-than-expected collection performance, and the narrowing down of service scope and change of fee structure that we provided and charged to Ping An P&C since the third quarter of 2022.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 12.4% from RMB18.0 billion in 2021 to RMB15.8 billion (US$2.3 billion) in 2022.

Borrower acquisition expenses

Our borrower acquisition expenses decreased by 22.3% from RMB10.1 billion in 2021 to RMB7.9 billion (US$1.1 billion) in 2022. Our borrower acquisition expenses primarily represent the expenses we incur as compensation for new loans we enabled that generated technology platform–based income, both for loans enabled in 2022 and for loans enabled in prior years whose remaining balance and tenor of obligations had not lapsed. The decrease in borrower acquisition expenses was primarily due to decreased new loan sales and reductions in commissions.

Investor acquisition and retention expenses

Our investor acquisition and retention expenses decreased by 55.5% from RMB0.7 billion in 2021 to RMB0.3 billion (US$43.7 million) in 2022. This decrease was primarily due to the decrease in sales of wealth management products.

General sales and marketing expenses

Our general sales and marketing expenses increased by 0.3% from RMB6.6 billion in 2021 to RMB6.7 billion (US$1.0 billion) in 2022. This increase was primarily due to the increase in staff costs for sales and marketing personnel.

Referral expenses from platform service

Our referral expenses from platform service increased by 67.4% from RMB0.6 billion in 2021 to RMB0.9 billion (US$0.1 billion) in 2022. This increase was primarily due to the increase in new loan sales through Lujintong.

General and Administrative Expenses

Our general and administrative expenses decreased by 20.5% from RMB3.6 billion in 2021 to RMB2.8 billion (US$0.4 billion) in 2022. This decrease was primarily due to cost control measures we instituted in 2022.

Operation and Servicing Expenses

Our operation and servicing expenses decreased by 1.9% from RMB6.6 billion in 2021 to RMB6.4 billion (US$0.9 billion) in 2022, primarily due to the decrease in our total outstanding balance of loans.

Technology and Analytics Expenses

Our technology and analytics expenses decreased by 10.2% from RMB2.1 billion in 2021 to RMB1.9 billion (US$0.3 billion) in 2022. This decrease was primarily due to our improved efficiency.

Impairment Losses

Our impairment losses, including credit impairment losses and asset impairment losses, increased by 119% from RMB7.7 billion in 2021 to RMB17.0 billion (US$2.5 billion) in 2022.

Credit impairment losses increased by 149% from RMB6.6 billion in 2021 to RMB16.6 billion (US$2.4 billion) in 2022, primarily due to the increase of provision and indemnity loss driven by increased risk exposure and by worsening credit performance due to the impact of successive COVID-19 outbreaks on the Chinese economy.

Asset impairment losses decreased by 61.2% from RMB1.1 billion in 2021 to RMB0.4 billion (US$0.1 billion) in 2022.

Finance Costs

Our finance costs increased by 24.5% from RMB1.0 billion in 2021 to RMB1.2 billion (US$0.2 billion) in 2022, due primarily to our redemption of convertible promissory notes as well as the increase in our total borrowings.

Income Tax Expenses

Our income tax expenses decreased by 36.7% from RMB6.7 billion in 2021 to RMB4.2 billion (US$0.6 billion) in 2022. The decrease was primarily due to the 44.4% decrease in profit before income tax expenses.

Net Profits

As a result of the above, our net profits decreased by 47.5% from RMB16.7 billion in 2021 to RMB8.8 billion (US$1.3 billion) in 2022.

Year ended December 31, 2021 compared to year ended December 31, 2020

Technology Platform–based Income

Our technology platform–based income decreased by 7.1% from RMB41.2 billion in 2020 to RMB38.3 billion in 2021. This decrease was primarily due to a decrease of 7.1% in retail credit and enablement service fees from RMB39.6 billion in 2020 to RMB36.8 billion in 2021 and a decrease of 8.1% in other technology platform-based income from RMB1.6 billion in 2020 to RMB1.5 billion in 2021. The decrease of 7.1% in retail credit and enablement service fees was mainly due to a decrease of 20.5% in loan enablement service fees from RMB7.1 billion in 2020 to RMB5.7 billion in 2021 and a decrease of 5.9% in post-origination service fees from RMB32.3 billion in 2020 to RMB30.4 billion in 2021, which were primarily due to the decreases in the prices of our products in response to regulatory guidance, and our focus on quality customer selection resulting in a lower pricing to reflect better credit profile, as well as our strategy to better support small and micro business owners, partially offset by an increase in referral income from platform services from RMB0.1 billion in 2020 to RMB0.7 billion in 2021 as a result of an increase in new loan sales through Lujintong.

Net Interest Income

Our net interest income increased by 82.9% from RMB7.8 billion in 2020 to RMB14.2 billion in 2021.

Consolidated trust plans

Our net interest income from consolidated trust plans increased by 102% from RMB6.4 billion in 2020 to RMB12.8 billion in 2021. Interest income from consolidated trust plans increased from RMB10.6 billion in 2020 to RMB21.2 billion in 2021, and interest expenses increased from RMB4.3 billion in 2020 to RMB8.4 billion in 2021, in both cases primarily driven by the increase in our average balance of loans originated by consolidated trust plans from RMB76.3 billion in 2020 to RMB157.2 billion in 2021. Interest income represents interest income receivable by loans funded by these trust plans while interest expenses represent interest payable by these consolidated trust plans to their investors.

Microloans and consumer finance

Our net interest income from microloans and consumer finance decreased by 3.4% from RMB1.4 billion in 2020 to RMB1.3 billion in 2021. Interest income from microloans and consumer finance increased from RMB1.4 billion in 2020 to RMB1.5 billion in 2021, and interest expense from microloans and consumer finance increased from RMB3 million in 2020 to RMB0.2 billion in 2021. Interest expense increased more rapidly than interest income because our consumer finance subsidiary started to fund new loans with borrowings from banks in 2021.

Guarantee Income

Our guarantee income increased significantly from RMB0.6 billion in 2020 to RMB4.4 billion in 2021. This increase was primarily attributable to the increase in the proportion of the loans we enabled for which we had provided credit enhancement.

Other Income

Our other income increased by 155% from RMB1.5 billion in 2020 to RMB3.9 billion in 2021. This increase was primarily attributable to a 180% increase in account management service fees from RMB1.3 billion in 2020 to RMB3.6 billion in 2021, primarily due to the increase in service fees from credit enhancement providers for loan collections.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 1.0% from RMB17.8 billion in 2020 to RMB18.0 billion in 2021.

Borrower acquisition expenses

Our borrower acquisition expenses decreased by 12.1% from RMB11.5 billion in 2020 to RMB10.1 billion in 2021. Our borrower acquisition expenses primarily represent the expenses we incur as compensation for new loans we enabled that generated technology platform–based income, both for loans enabled in 2021 and for loans enabled in prior years whose remaining balance and tenor of obligations had not lapsed. The decrease in borrower acquisition expenses was primarily due to increased sales productivity and decreased sales commissions.

Investor acquisition and retention expenses

Our investor acquisition and retention expenses decreased by 17.4% from RMB0.8 billion in 2020 to RMB0.7 billion in 2021. This decrease was primarily due to greater efficiency.

General sales and marketing expenses

Our general sales and marketing expenses increased by 22.8% from RMB5.4 billion in 2020 to RMB6.6 billion in 2021. This increase was primarily due to the increase in staff costs for sales and marketing personnel.

Referral expenses from platform service

Our referral expenses from platform service increased from RMB0.1 billion in 2020 to RMB0.6 billion in 2021. This increase was primarily due to the increase in new loan sales through Lujintong.

General and Administrative Expenses

Our general and administrative expenses increased by 19.6% from RMB3.0 billion in 2020 to RMB3.6 billion in 2021. This increase was primarily due to the increase in the scale of our business.

Operation and Servicing Expenses

Our operation and servicing expenses increased by 8.7% from RMB6.0 billion in 2020 to RMB6.6 billion in 2021, primarily due to our increased use of consolidated trust plans as a funding source.

Technology and Analytics Expenses

Our technology and analytics expenses increased by 16.3% from RMB1.8 billion in 2020 to RMB2.1 billion in 2021. This increase was primarily due to our ongoing investments in technology research and development.

Impairment Losses

Our impairment losses, including credit impairment losses and asset impairment losses, increased by 155% from RMB3.0 billion in 2020 to RMB7.7 billion in 2021. Loan-related impairment losses increased by 112% from RMB3.0 billion in 2020 to RMB6.3 billion in 2021. The increase in loan-related impairment losses in 2021 was primarily due to increases in both the risk-bearing loan balance on our balance sheet and our off—balance sheet guarantee exposure as a result of our business growth. Investment-related impairment losses increased from RMB18 million in 2020 to RMB273 million in 2021, primarily due to losses from financial assets at amortized cost.

Finance Costs

Our finance costs decreased by 65.3% from RMB2.9 billion in 2020 to RMB1.0 billion in 2021. This decrease was primarily due to a decrease in the balance of convertible bonds following the restructuring of our C-round convertible notes and the increase in interest income resulting from the increase in deposits.

Income Tax Expenses

Our income tax expenses increased by 18.8% from RMB5.6 billion in 2020 to RMB6.7 billion in 2021. The increase was roughly in line with the 30.7% increase in profit before income tax expenses.

Net Profits

As a result of the above, our net profits increased by 36.1% from RMB12.3 billion in 2020 to RMB16.7 billion in 2021.

B.	Liquidity and Capital Resources

We had net cash generated from operating activities of RMB7,121 million, RMB4,987 million and RMB4,455 million (US$646 million) in 2020, 2021 and 2022, respectively.

In addition to net cash generated from operating activities, we raised cash from three rounds of equity financing prior to our initial public offering, the first two in 2015 and 2016, and the third with separate closings in 2018 and 2019, as well as a three-year syndicated loan facility agreement and our initial public offering in 2020. We did not receive cash from our issuance of automatically convertible promissory notes and optionally convertible promissory notes in 2020. As of December 31, 2022, all of the automatically convertible promissory notes had converted into our ordinary shares, and all of the US$1,158 million total principal amount of the optionally convertible promissory notes remained outstanding, with a 6% annual interest rate and a maturity date (unless converted earlier) of September 30, 2023.

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2020	2021	2022
	(RMB)	(RMB)	(RMB)	(US$)
	(in millions)
Summary Consolidated Cash Flows Data:
Net cash generated from operating activities	7,121	4,987	4,455	646
Net cash (used in)/generated from investing activities	(15,004)	314	8,448	1,225
Net cash generated from/(used in) financing activities	24,874	(2,448)	(9,919)	(1,438)
Effect of exchange rate changes on cash and cash equivalents	(518)	(143)	57	8

Net increase/(decrease) in cash and cash equivalents	16,474	2,711	3,041	441
Cash and cash equivalents at beginning of the year	7,312	23,786	26,496	3,842

Cash and cash equivalents at end of the year	23,786	26,496	29,538	4,283

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. We assess various options for the deployment of surplus capital or surplus funds, including investment in financial assets, acquisitions or dividend payouts to shareholders.

As of December 31, 2022, we had RMB43.9 billion (US$6.4 billion) in cash at bank, of which 95.2% was held in Renminbi. All of our cash at bank are held by major financial institutions located in China, which we believe are of high credit quality. As of December 31, 2022, there were three banks with which our cash and cash equivalents balance exceeded 10% of our total cash at bank. We had cash generated from operating activities of RMB7.1 billion, RMB5.0 billion and RMB4.5 billion (US$0.6 billion) as of December 31, 2020, 2021 and 2022, respectively.

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

In utilizing the proceeds that we received from our initial public offering or that we may receive from other securities offerings outside of the PRC, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, acquire onshore entities, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries must be approved by or reported to the Ministry of Commerce or its local counterparts; and

•	loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Item 4. Information on the Company—B. Business Overview—Regulations Relating to Foreign Exchange.”

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

Operating Activities

Net cash generated from operating activities for the year ended December 31, 2022 was RMB4.5 billion (US$646 million), as compared to profit before income tax expenses of RMB13.0 billion (US$1.9 billion) for the same period. The difference was primarily due to an decrease in loans to customers and accounts and other receivables of RMB10.4 billion (US$1.5 billion) and a decrease in accounts and other payables of RMB24.1 billion (US$3.5 billion). The decrease in loans to customers and accounts and other receivables was mainly due to decrease in outstanding balance of loans originated by consolidated trust plans and decrease in accounts and other receivables as we prudently scale down our business due to macroeconomic challenges. The decrease in accounts and other payables and payables to investors of consolidated structured entities was mainly due to decrease in payables to investors of consolidated trust plans as a result of decrease in outstanding balance of loans originated by consolidated trust plans. In addition to these changes in our working capital accounts, the difference between our net cash generated from operating activities and our profit before income tax expenses was also due to the impact of certain other items, in particular unrealized credit impairment losses of RMB12.0 billion (US$1.7 billion), finance cost classified as financing activities of RMB2.5 billion (US$0.4 billion) and foreign exchange losses of RMB0.9 billion (US$0.1 billion), partially offset by investment income classified as investing activities of RMB1.5 billion (US$0.2 billion).

Net cash generated from operating activities for the year ended December 31, 2021 was RMB5.0 billion, as compared to profit before income tax expenses of RMB23.4 billion for the same period. The difference was primarily due to an increase in loans to customers and accounts and other receivables of RMB101.2 billion and an increase in accounts and other payables of RMB82.5 billion. The increase in loans to customers and accounts and other receivables was due to increase in volume of loans originated by consolidated trust plans and volume of consumer finance loans enabled by our consumer finance subsidiary. The increase in accounts and other payables and payables to investors of consolidated structured entities was due to increase in payables to investors of consolidated trust plans as investment returns. In addition to these changes in our working capital accounts, the difference between our net cash generated from operating activities and our profit before income tax expenses was also due to the impact of certain other items, in particular credit impairment losses of RMB5.7 billion, finance cost classified as financing activities of RMB1.8 billion, asset impairment losses of RMB1.1 billion and depreciation of right-of-use assets of RMB0.6 billion, partially offset by investment income classified as investing activities of RMB1.6 billion.

Net cash generated from operating activities for the year ended December 31, 2020 was RMB7.1 billion, as compared to profit before income tax expenses of RMB17.9 billion for the same period. The difference was primarily due to an increase in accounts and other receivables of RMB68.9 billion and an increase in accounts and other payables of RMB56.2 billion. The increase in loan to customers and accounts and other receivables was due to increase in volume of loans originated by consolidated trust plans. The increase in accounts and other payables and payables to investors of consolidated structured entities was due to increase in payables to investors of consolidated trust plans as investment returns. In addition to these changes in our working capital accounts, the difference between our net cash generated from operating activities and our profit before income tax expenses was also due to the impact of certain other items, in particular credit impairment losses of RMB2.8 billion, finance cost classified as financing activities of RMB3.1 billion and depreciation of right-to-use assets of RMB0.6 billion, partially offset by investment income classified as investing activities of RMB1.1 billion.

Investing Activities

We prudently manage our investment allocation to ensure that we have investments readily convertible into cash from time to time in the event that there is a need for liquidity. We generally seek low-risk investment assets, including bank deposits, wealth management products, and fixed income products.

Net cash generated from investing activities for 2022 was RMB8.4 billion (US$1.2 billion), primarily as a result of proceeds from sale of investment assets of RMB99.0 billion (US$14.4 billion), a decrease in securities purchases under agreements to resell of RMB5.5 billion (US$0.8 billion) and interest received on investment assets of RMB1.7 billion (US$0.3 billion), partially offset by payment for acquisition of investment assets of RMB97.7 billion (US$14.2 billion).

Net cash generated from investing activities for the year ended December 31, 2021 was RMB0.3 billion, primarily as a result of proceeds from sale of investment assets of RMB132.4 billion, partially offset by payment for acquisition of investment assets of RMB128.6 billion and an increase in securities purchases under agreements to resell of RMB4.8 billion. We also received RMB1.5 billion in interest on investment assets.

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

Financing Activities

We generally seek longer term domestic financing activities and implement early repayment or minimizing foreign exchange risk as our strategy for overseas financing activities.

Net cash used in financing activities for 2022 was RMB9.9 billion (US$1.4 billion), primarily as a result of payment for interest expenses and dividend declared of RMB8.9 billion (US$1.3 billion), repayment of borrowings of RMB5.8 billion (US$0.8 billion) and repayment of convertible promissory note payable of RMB3.7 billion (US$0.5 billion), partially offset by proceeds from borrowings of RMB9.0 billion (US$1.3 billion).

Net cash used in financing activities for the year ended December 31, 2021 was RMB2.4 billion, primarily as a result of payment for share repurchase program of RMB6.4 billion, repayment of borrowings of RMB1.8 billion, proceeds from issuance of shares and other equity securities of RMB22.3 million and payment for interest expenses of RMB0.9 billion, partially offset by proceeds from borrowings of RMB7.3 billion.

Net cash generated from financing activities for the year ended December 31, 2020 was RMB24.9 billion, primarily as a result of proceeds from borrowings of RMB10.6 billion and proceeds from issuance of shares and other equity securities of RMB18.9 billion, partially offset by repayment of borrowings of RMB2.9 billion and payment for interest expense of RMB1.2 billion.

Off–Balance Sheet Arrangements

Third-party credit enhancement providers provide the majority of the financing guarantees for the loans we enable, while we provide the remainder. The following table sets forth the balance of our remaining commitment as at each balance sheet date under the financing guarantee contracts for which we do not consolidate the underlying loans.

	As of December 31,
	2020	2021	2022
	(RMB)	(RMB)	(RMB)	(US$)
	(in millions)
Financing guarantee commitments	20,969	64,731	68,503	9,932

Aside from the above, we have not entered into any financing guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022:

	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)
	(in millions)
Non-cancellable leases	794	115	472	68	315	46	7	1	—	—

Non-cancellable leases represent leases for office premises.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022.

Holding Company Structure

Lufax Holding Ltd is a holding company with no material operations of its own. We conduct operations in China primarily through our subsidiaries, the consolidated affiliated entities and their subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Lufax Holding Ltd’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and on technical and consulting service fees paid by the consolidated affiliated entities in China. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries and consolidated affiliated entities may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. Some of our subsidiaries are also required to set aside risk reserve funds. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Some of our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds or general risk reserves.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Our Technology” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

Not applicable.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Yong Suk Cho	51	Chairman of the Board and Chief Executive Officer
Gregory Dean Gibb	56	Director and Co-Chief Executive Officer
Guangheng Ji	54	Director
Xin Fu	43	Director
Yuqiang Huang	41	Director
Rusheng Yang	54	Independent Director
Weidong Li	54	Independent Director
Xudong Zhang	57	Independent Director
David Xianglin Li	59	Independent Director
Dongqi Chen	54	General Manager
Youn Jeong Lim	51	Chief Risk Officer
David Siu Kam Choy	48	Chief Financial Officer
Jinliang Mao	56	Chief Technology Officer

Mr. Yong Suk Cho has been the chairman of our board and chief executive officer of our company since August 2022, and he served as co-chief executive officer of our company from January 2021 to August 2022 and has been a director of our company since March 2016. He has also been a director of Ping An Puhui since December 2017. Mr. Cho has extensive experience in the consumer finance industry. Mr. Cho served as the vice president of portfolio management team of Citibank Korea from July 1999 to March 2006, and senior vice president of marketing department of the Hongkong and Shanghai Banking Corporation Limited, Seoul Branch from April 2006 to October 2007. Mr. Cho subsequently joined Ping An Group where he held a number of management positions, including deputy general manager of the business & strategy development division of the credit guarantee insurance business department, assistant to the general manager, deputy general manager and general manager of the credit guarantee insurance business department from October 2007 to February 2015. Mr. Cho obtained his MBA degree from the University of California, Berkeley, Haas School of Business in May 1999.

Mr. Gregory Dean Gibb has been the co-chief executive officer of our company since January 2021 and a director of our company since December 2014, and he served as our chief executive officer from March 2016 to January 2021. He has also been the legal representative of Shanghai Lufax since September 2011. Mr. Gibb has over 20 years of experience serving multinational and domestic companies in the finance and investment industry. Mr. Gibb served various positions at McKinsey & Company from January 1992 to September 2006, including as its director and the chief operating officer of Taishin Financial Holding Co., Ltd, a company listed on the Taiwan Stock Exchange (stock code: 2887), from September 2006 to May 2011. After that, Mr. Gibb joined Ping An Insurance and served as the chief innovation officer from May 2011 to April 2013. Mr. Gibb obtained his bachelor of arts degree from Middlebury College in May 1989.

Mr. Guangheng Ji has been a director of our company since November 2022. Currently, he has been serving as senior vice president of Ping An Group since March 2022. Mr. Ji served as the chairman of the board of directors of our company from January 2021 to August 2022 and the co-chairman of the board of directors of our company from April 2020 to January 2021. Mr. Ji has years of experience in the finance industry. Mr. Ji served as the vice president of Shanghai Pudong Development Bank Co., Ltd., a company listed on the Shanghai Stock Exchange (stock code: 600000), from April 2009 to October 2015, the chairman of the board of Shanghai Rural Commercial Bank Co., Ltd., a company subsequently listed on the Shanghai Stock Exchange (stock code: 601825), and vice chairman of the board and co-president of Shenzhen Baoneng Investment Group Limited from March 2019 to March 2020. Mr. Ji obtained his bachelor’s degree in economic geography, master’s degree in human geography and Ph.D. degree in regional economics from Peking University in July 1991, July 1994 and July 2009, respectively.

Ms. Xin Fu has been a director of our company since November 2022. Currently, she has been serving as the chief operating officer of Ping An Group since March 2022 and director of the strategic development center of Ping An Group since March 2020. She joined Ping An Group in October 2017 as general manager of its planning department, and served as deputy chief financial officer of Ping An Group between March 2020 and March 2022. Prior to joining Ping An Group, Ms. Fu worked in Roland Berger Enterprise Management (Shanghai) Co., Ltd from August 2015 to October 2017, where she had years of experience in planning and implementing finance and fintech related projects. Ms. Fu has also been serving as a non-executive director of OneConnect Financial Technology Co., Ltd., a company listed on the NYSE (stock code: OCFT) and on the Hong Kong Stock Exchange (stock code: 6638), since November 2022. Ms. Fu obtained a master’s degree in business administration from Shanghai Jiao Tong University in June 2012.

Mr. Yuqiang Huang has been a director of our company since December 2022. Currently, he has been serving as a non-executive director of Ping An Leasing International Co., Ltd. since December 2022, a non-executive director of Ping An Real Estate Co., Ltd. since December 2022, and the general manager of audit and supervision department of Ping An Group since March 2023. Mr. Huang has over 18 years of experience in risk management of the financial industry. Mr. Huang held various positions at Shenzhen Development Bank (now merged with and renamed as Ping An Bank) from July 2004 to May 2021, including as manager of the economic capital and portfolio management office of the risk management department of the head office from April 2015 to December 2016, manager of the credit risk management office of the risk management department of the head office from December 2016 to September 2018, and deputy general manager and subsequently general manager of the asset monitoring department of the head office from September 2018 to May 2021. Mr. Huang obtained a bachelor’s degree in business management from Nanjing University in June 2004.

Mr. Rusheng Yang has been an independent director of our company since July 2020 . Mr. Yang currently is a partner at Jonten Certified Public Accountants and has also been an independent director of Ping An Bank, a company listed on the Shenzhen Stock Exchange (stock code: 000001), since February 2017, and an independent non-executive director of IPE Group Limited, a company listed on the Hong Kong Stock Exchange (stock code: 929), since June 2017. Mr. Yang has over 20 years of experience in the finance, audit and tax industries. Mr. Yang served as the senior manager at Shenzhen Yongming CPA Co., Ltd. from October 1994 to December 2000, partner at Shenzhen Guangshen Certified Public Accountants Firm from January 2001 to December 2004, managing partner at Shenzhen Youxin Certified Public Accountants Firm from January 2005 to July 2007, managing partner at Wanlong Asia CPA Co., Ltd. from August 2007 to September 2009, partner at Crowe Horwath China Certified Public Accountants Co., Ltd. from October 2009 to September 2013, and partner at Rui Hua Certified Public Accountants from October 2013 to December 2019. Mr. Yang has been a partner at Zhongtianyun Certified Public Accountants (Special General Partnership) since January 2020. Mr. Yang obtained his master’s degree in accounting from Jinan University in June 1993. Mr. Yang is a certified public accountant since January 1995 and is currently a certified tax agent in the PRC.

Mr. Weidong Li has been an independent director of our company since April 2018. Mr. Li has been an independent director of Shenzhen Yan Tian Port Holdings Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 000088), since June 2022, an independent non-executive director of Ocean Line Port Development Limited, a company listed on the Hong Kong Stock Exchange (stock code: 8502), since June 2018, an independent non-executive director of China Traditional Chinese Medicine Holdings Co. Limited, a company listed on the Hong Kong Stock Exchange (stock code: 00570), since February 2019, and Mr. Li had also been an independent director of Ping An Securities Co., Ltd. from September 2016 to November 2022, an independent director of AVIC Sanxin Co., Ltd. (currently known as Hainan Development Holdings Nanhai Co., Ltd.), a company listed on the Shenzhen Stock Exchange (stock code: 002163), from June 2018 to June 2020, an independent director of Shenzhen MYS Environmental Protection & Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 002303), from September 2013 to November 2019, and an independent director of Netac Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 300042), from February 2014 to February 2017, respectively. Mr. Li has extensive experience in corporate legal affairs. Mr. Li was a lawyer at Jiangsu Jingwei Law Firm (later known as Jiangsu Gaode Law Firm) from February 1994 to March 1997. Mr. Li obtained his bachelor’s degrees in mineral ore geochemistry and economic law from Nanjing University in July 1990 and July 1992, respectively. He obtained his Ph.D. degree in law from the City University of Hong Kong in November 2004. Mr. Li is currently a qualified lawyer in the PRC and a registered foreign lawyer with the Law Society of Hong Kong.

Mr. Xudong Zhang has been an independent director of our company since April 2018. Mr. Zhang also served as an independent director of Ping An Securities Co., Ltd. from January 2017 to November 2022 and is an independent director of Chifeng Jilong Gold Mining Co., Ltd., a company listed on the Shanghai Stock Exchange (stock code: 600988) since January 2022. Mr. Zhang is currently the chairman of Huakong Tsingjiao Information Science (Beijing) Co., Ltd. Mr. Zhang has extensive experiences in the financial services industry. Mr. Zhang served as a private placement service analyst in New England Financial from October 1990 to June 1994, a vice president in BankBoston, N.A. from July 1994 to September 1996, and a managing director of corporate finance department in Koch Industries, Inc. from September 1996 to July 1998. Mr. Zhang subsequently served as the managing director and head of China structured sales in global markets division of Deutsche Bank AG, Hong Kong Branch from March 2007 to August 2009, and the managing director of the fixed income, currency & commodities divisions of Goldman Sachs (Asia) L.L.C. from September 2009 to December 2012. He was the chairman of Sapinda Asia Pacific Holdings Limited from July 2014 to September 2016. Mr. Zhang obtained his master’s degree in community economic development from Southern New Hampshire University (formerly known as New Hampshire College) in September 1990.

Mr. David Xianglin Li has been an independent director of our company since January 2021. Mr. Li is currently a clinical professor and co-director (academic) of the master of finance program at the Shanghai Advanced Institute of Finance, and an vice president of Chinese Academy of Financial Research at Shanghai Jiao Tong University and deputy director of the China Academy of Financial Research. Mr. Li has extensive experience in the finance industry and is a recognized leader in credit derivatives research and risk management. Prior to his current position, Mr. Li served as the investment vice president in risk management at Prudential Financial from March 2016 to June 2017, and managing director and the head of risk management group at China International Capital Corporation Ltd. from June 2008 to February 2012. Mr. Li also has extensive research experiences in various financial institutions, including Citigroup, Canadian Imperial Bank of Commerce, AXA Financial, RiskMetrics Group and Barclays Capital. Mr. Li obtained his bachelor’s degree in mathematics from Yangzhou Normal College (consolidated into and currently known as Yangzhou University) in July 1983, master’s degree in monetary banking from Nankai University in June 1987, MBA degree from Laval University in May 1991, and Ph.D. degree in statistics from the University of Waterloo in October 1995.

Mr. Dongqi Chen has been the general manager of our company since August 2022. He currently also serves as chairman of Ping An Consumer Finance Co., Ltd. Mr. Chen has over 25 years of experience in sales management and the financial industry. Prior to his current positions, Mr. Chen has served as general manager of Ping An Puhui from June 2020 to August 2022, executive deputy general manager of Ping An Puhui from February 2017 to June 2020, deputy general manager of Ping An Puhui from June 2016 to February 2017, and assistant to the general manager of Ping An Puhui from July 2015 to May 2016. Mr. Chen has served as assistant to the general manager of Ping An Insurance Agency Co., Ltd. from November 2014 to June 2015 and held a number of positions in Ping An Property & Casualty Insurance Company of China Ltd. from September 1996 to October 2014, including as assistant to general manager of the Credit Guarantee Insurance Business Unit from July 2013 to October 2014. Mr. Chen received his bachelor’s degree in insurance from Nankai University in July 1991.

Ms. Youn Jeong Lim has been the chief risk officer of our company since August 2022. She served as vice president of Ping An Puhui from March 2017 to August 2022, and was also the chief risk officer of Ping An Puhui, where she was responsible for the comprehensive risk management of retail lending business of our company. Ms. Lim has led the transformation of Ping An Puhui’s risk management system from a traditional model into a technology-supported, data-driven online model. Prior to joining Ping An Puhui in May 2008, Ms. Lim has served as the head of consumer finance risk management department of Standard Chartered Bank in Korea from July 2006 to April 2008 and the head of credit card business planning department of Citibank in Korea from April 1999 to September 2005. Ms. Lim received her master’s degree in arts from Ohio State University in June 1996.

Mr. David Siu Kam Choy has been the chief financial officer of our company since August 2022. He has also been the chief financial officer of Ping An Puhui since October 2018. Mr. Choy served in various positions at KPMG Hong Kong and Ernst & Young Beijing, Guangzhou and Hong Kong from July 1997 to September 2005, and served as the general manager of the finance department of Shenzhen Development Bank Company Limited (now known as Ping An Bank) from October 2005 to December 2006. Mr. Choy subsequently joined Ping An Insurance where he served as the deputy general manager of group finance department from March 2007 to January 2009, deputy general manager of group planning department from January 2009 to March 2014, and deputy general manager and general manager of group treasury department from March 2014 to September 2018. Representing Ping An Insurance during his service at the group, Mr. Choy also served in various directorship roles within the Ping An Group, namely, chairman of China Ping An Insurance Overseas (Holdings) Limited, director of each of Shenzhen Ping An Fintech Company, Ping An of China Asset Management (Hong Kong) Company Limited, Ping An Real Estate Co., Ltd. and Ping An Yiqianbao E-commerce Company Limited. Mr. Choy obtained his bachelor’s degree in finance from The Hong Kong University of Science and Technology in November 1997 and his master’s degree in corporate governance and directorship from the Hong Kong Baptist University in November 2015. He also completed the senior executives program in corporate governance at Stanford University in March 2017. He is currently a member of the Hong Kong Institute of Certified Public Accountants.

Mr. Jinliang Mao has been the chief technology officer of our company since December 2017. He has also been the general manager of Lufax (Shenzhen) Technology since September 2018. Mr. Mao has extensive experience in internet technology. He joined Ping An in April 1993 and has since then held various positions relating to information management within Ping An Group. Mr. Mao obtained his bachelor’s degree in engineering from National University of Defense Technology in July 1988 and master’s degree in engineering from National University of Defense Technology in June 1991.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of RMB37 million (US$5 million) in cash and benefits to our executive officers and directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors or entered into service contracts with our directors providing for benefits upon termination of employment. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing fund.

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

Share Incentive Plans

Amended and Restated Phase I Share Incentive Plan

In December 2014, we adopted the Phase I Share Incentive Plan, which, as amended and restated, most recently on July 21, 2021, we refer to as the 2014 Plan in this annual report. The maximum aggregate number of shares authorized and reserved under the 2014 Plan is 20,644,803 ordinary shares. As of February 28, 2023, options to purchase a total of 10,604,963 ordinary shares are outstanding under the 2014 Plan.

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

Amended and Restated Phase II Share Incentive Plan

In August 2015, we adopted the Phase II Share Incentive Plan, which, as amended and restated, most recently on July 21, 2021, we refer to as the 2015 Plan in this annual report. The maximum aggregate number of shares authorized and reserved under the 2015 Plan is 10,000,000 ordinary shares. As of February 28, 2023, options to purchase a total of 3,830,933 ordinary shares are outstanding under the 2015 Plan.

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

Amended and Restated 2019 Performance Share Unit Plan

In September 2019, we adopted the 2019 Performance Share Unit Plan, which, as amended and restated, most recently on July 21, 2021, we refer to as the 2019 Plan in this annual report. The maximum aggregate number of shares authorized and reserved under the 2019 Plan is 15,000,000 ordinary shares. As of February 28, 2023, performance share units to receive a total of 2,320,547 ordinary shares are outstanding under the 2019 Plan.

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

Unlocking schedule. Unless otherwise approved by our board of directors, the unlocking schedule for each grant is four years, and each grant may start to unlock on the first anniversary of the date of grant, with the maximum number of performance share units unlocked for each year being 25% of such grant, subject to certain exceptions provided in the 2019 Plan.

Vest of performance share units. The purchase price for each grant is stated in the grant notice but may be changed by our board of directors at its discretion. Unless otherwise stated in the 2019 Plan and the grant notice or determined by the board of directors, performance share units unlocked can become vested on and after the initial vest date, prior to the expiration of its term of effectiveness. Unless determined otherwise by our board of directors, the initial vest date will not be earlier than six months after the occurrence of our initial public offering and not be later than eight years after the date of grant. Performance share units that are unlocked and vesting will terminate if they are not vested prior to the time stated under the 2019 Plan and the grant notice. Unless otherwise agreed, each grant of performance share units has a term of effectiveness of ten years from its date of grant.

Transfer restrictions. Unless otherwise permitted by applicable law and agreed upon by our board of directors, performance share units may not be transferred, pledged or otherwise disposed of in any manner by the participants.

Termination and amendment. Our board of directors has the authority to terminate or change the 2019 Plan at any time at its discretion.

The following table summarizes, as of February 28, 2023, the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers pursuant to the 2014 Plan and the 2015 Plan.

Name	Ordinary Shares Underlying Outstanding Options Granted	Exercise Price for Options (Per Ordinary Share in RMB)	Date of Grant	Vesting Period	Date of Expiration
Yong Suk Cho	*	98.06 –118.0	April 8, 2016 and December 29, 2017	4 years	April 8, 2026 and December 29, 2027
Gregory Dean Gibb	*	8.0 – 98.06	December 22, 2014 to April 1, 2017	4 years	December 22, 2024 to April 1, 2027
Dongqi Chen	*	98.06	August 1, 2016	4 years	August 1, 2026
Youn Jeong Lim	*	98.06	August 1, 2016	4 years	August 1, 2026
Jinliang Mao	*	50.0 –118.00	August 14, 2015 to December 29, 2017	4 years	August 14, 2025 to December 29, 2027

*	Less than 1% of our total outstanding shares.

The following table summarizes, as of February 28, 2023, the number of ordinary shares underlying outstanding performance share units that we granted to our directors and executive officers pursuant to the 2019 Plan.

Name	Ordinary Shares Underlying Unvested Performance Share Units Granted	Date of Grant	Unlocking Period	Date of Expiration
Yong Suk Cho	*	November 1, 2020	4 years	November 1, 2030
Gregory Dean Gibb	*	November 1, 2020	4 years	November 1, 2030
Guangheng Ji	*	April 1, 2020 and November 1, 2020	4 years	April 1, 2030 and November 1, 2030
Dongqi Chen	*	November 1, 2020	4 years	November 1, 2030
Youn Jeong Lim	*	November 1, 2020	4 years	November 1, 2030
David Siu Kam Choy	*	June 3, 2020 and November 1, 2020	4 years	June 3, 2030 and November 1, 2030
Jinliang Mao	*	November 1, 2020	4 years	November 1, 2030

*	Less than 1% of our total outstanding shares.

As of February 28, 2023, our employees and consultants other than directors and executive officers as a group held options to purchase and performance share units to receive 14,049,419.5 ordinary shares, with exercise prices ranging from RMB8 per share to RMB118 per share for outstanding options.

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

Audit Committee. Our audit committee consists of Mr. Rusheng Yang, Mr. Xudong Zhang and Mr. David Xianglin Li, and is chaired by Mr. Rusheng Yang. Each of Mr. Yang, Mr. Zhang and Mr. Li satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Rusheng Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Nomination and Remuneration Committee. Our nomination and remuneration committee consists of Mr. Weidong Li, Mr. Xudong Zhang and Mr. Rusheng Yang, and is chaired by Mr. Weidong Li. Each of Mr. Li, Mr. Zhang and Mr. Yang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nomination and remuneration committee assists the board in selecting individuals qualified to become our directors, determining the composition of the board and its committees, reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The nomination and remuneration committee is responsible for, among other things:

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

Our success depends on our ability to attract, retain and motivate qualified personnel, including personnel from both the finance and technology industries. We had a total of 71,034 full-time employees as of December 31, 2022. Almost all of our employees are based in China.

The following table sets forth a breakdown of our employees by function as of December 31, 2022:

Function	Number of Employees	Percentage
Sales and marketing
Direct sales	46,991	66.2
Channel management	3,756	5.3
Online sales	3,381	4.8

Total sales and marketing	54,128	76.2
Credit assessment	1,993	2.8
Post-origination services	9,547	13.4
General and administrative	4,420	6.2
Technology and research	745	1.0
Other	201	0.3

Total	71,034	100.0

The following table sets forth the number of our employees by geography as of December 31, 2022:

	Number of Employees	Percentage
Jiangsu	8,193	11.5%
Guangdong	7,519	10.6%
Shanghai	4,974	7.0%
Shandong	4,665	6.6%
Hebei	4,499	6.3%
Hubei	4,161	5.9%
Henan	3,648	5.1%
Sichuan	3,581	5.0%
Anhui	3,306	4.7%
Hunan	2,445	3.4%
Others	24,043	33.8%

Total	71,034	100.0%

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

As required by PRC laws and regulations, we participate in housing fund and various employee social security plans that are organized by the regional government authorities, including housing, pension, medical, work-related injury, maternity insurance and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accident insurance coverage for our employees. In 2020, 2021 and 2022, we complied with all material aspects of these requirements and were not subject to any material administrative fines or penalties.

To date, we have not experienced any labor strikes or other material labor disputes that have affected our operations. None of our employees are represented by a union or collective bargaining agreements. We believe that we have a good relationship with our employees.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 1,146,018,927 ordinary shares outstanding (excluding shares underlying the ADSs repurchased by our company pursuant to the share repurchase programs and shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the share incentive plans) as of February 28, 2023.

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

Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers**:
Yong Suk Cho	*	*
Gregory Dean Gibb	*	*
Guangheng Ji(1)	*	*
Xin Fu(2)	—	—
Yuqiang Huang(2)	—	—
Rusheng Yang(3)	—	—
Weidong Li(4)	—	—
Xudong Zhang(5)	—	—
David Xianglin Li(6)	—	—
Dongqi Chen	*	*
Youn Jeong Lim	*	*
David Siu Kam Choy	*	*
Jinliang Mao	*	*
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Ping An Group(7)	474,905,000	41.4
Tun Kung Company Limited(8)	323,829,680	28.3

*	Less than 1% of our total outstanding shares.

**

Except as indicated otherwise below, the business address of our directors and executive officers is Tower A, Shanghai Ping An Building, No. 206 Kaibin Road, Xuhui District, Shanghai, the People’s Republic of China.

(1)	The business address of Mr. Guangheng Ji is No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China.
(2)	The business address of Ms. Xin Fu and Mr. Yuqiang Huang is Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, the People’s Republic of China.
(3)	The business address of Mr. Rusheng Yang is 2609B Golden Central Tower, 3037 Jintian Road, Futian District, Shenzhen, Guangdong, the People’s Republic of China.
(4)	The business address of Mr. Weidong Li is 1603 Pilkem Commercial Centre, 8 Pilkem Street, Kowloon, Hong Kong.
(5)	The business address of Mr. Xudong Zhang is 10/F, Chuangye Building, Tsinghua University Science Park, Haidian District, Beijing, the People’s Republic of China.
(6)	The business address of Mr. David Xianglin Li is Office 714, 211 West Huaihai Road, Shanghai, the People’s Republic of China.
(7)

Represents 285,000,000 ordinary shares held by An Ke Technology Company Limited, a Hong Kong company, and 189,905,000 ordinary shares held by China Ping An Insurance Overseas (Holdings) Limited, a Hong Kong company. An Ke Technology Company Limited is a wholly owned subsidiary of Shenzhen Ping An Financial Technology Consulting Co. Ltd., which is wholly owned by Ping An Insurance, a company incorporated under the laws of the PRC whose shares are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The registered address of An Ke Technology Company Limited is Suite 2353, 23/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. China Ping An Insurance Overseas (Holdings) Limited is a direct wholly owned subsidiary of Ping An Insurance. The registered address of China Ping An Insurance Overseas (Holdings) Limited is Suite 2318, 23/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(8)

Represents 275,203,430 ordinary shares held by Tun Kung Company Limited, a British Virgin Islands company, plus, as of January 30, 2023, (i) 33,626,250 ordinary shares which were converted to 67,252,500 ADSs and recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung Company Limited with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and December 2022, and (ii) 15,000,000 ordinary shares which were converted to 30,000,000 ADSs and recorded in and represented by a collateral account held in the name of Tun Kung Company Limited with Morgan Stanley & Co. International plc pursuant to certain variable prepaid share forward arrangements between Tun Kung Company Limited and Morgan Stanley & Co. International plc between April and June 2022. As of December 9, 2022, each of Tongjun Investment Company Limited and Lanbang Investment Company Limited owned 47.2% and 52.8% of the issued and outstanding share capital of Tun Kung Company Limited, respectively. Tongjun Investment Company Limited and Lanbang Investment Company Limited are both British Virgin Islands companies. Each of the two individuals, Mr. Wenwei Dou and Ms. Wenjun Wang, owns 50% of Tongjun Investment Company Limited’s shares. Each of the two individuals, Mr. Xuelian Yang and Mr. Jingkui Shi, owns 50% of Lanbang Investment Company Limited’s shares. The registered address of Tun Kung Company Limited, Tongjun Investment Company Limited and Lanbang Investment Company Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

Tongjun Investment Company Limited is a company directly held by two individuals, Mr. Wenwei Dou and Ms. Wenjun Wang, as nominee shareholders to hold the shares of Tongjun Investment Company Limited on behalf of the beneficiaries, who are senior employees of Ping An Insurance and its subsidiaries or associates. Mr. Wenwei Dou is a senior attorney of Ping An Insurance. The nominee shareholders act upon, and vote and pass shareholders’ resolutions relating to, the matters of Tongjun Investment Company Limited in accordance with instructions from a five-person management committee. The five members of the management committee, which consist of Jun Yao, Jianrong Xiao, Peng Gao, Wenwei Dou and Wenjun Wang, represent the beneficiaries in making investment decisions for and supervise the management and operation of Tongjun Investment Company Limited. The five members of the management committee are all employees of Ping An Group. None of the five members is a director or senior management of Ping An Insurance, or a director, senior management or employee of our company.

Each shareholder of Lanbang Investment Company Limited, Mr. Jingkui Shi and Mr. Xuelian Yang, has granted an option to An Ke Technology Company Limited to purchase up to 100% of his shares in Lanbang Investment Company Limited (the “Lanbang Offshore Call Options”). Lanbang Investment Company Limited held 52.8% of the shares of Tun Kung Company Limited, which in turn beneficially owned 28.3% of our ordinary shares. Each shareholder of Lanbang Investment Company Limited is entitled to his voting and other rights in Lanbang Investment Company Limited prior to An Ke Technology Company Limited’s exercise of the Lanbang Offshore Call Options.

Lanbang Investment Company Limited has also granted an option to An Ke Technology Company Limited to purchase up to 100% of its shares in Tun Kung Company Limited (the “Tun Kung Offshore Call Options,” and together with the Lanbang Offshore Call Options, the “Offshore Call Options”). Lanbang Investment Company Limited is entitled to its voting and other rights in Tun Kung Company Limited prior to An Ke Technology Company Limited’s exercise of the Tun Kung Offshore Call Options.

The shareholders of Lanbang Investment Company Limited also hold the entire equity interest in Shanghai Lanbang Investment Limited Liability Company (“Shanghai Lanbang”), which holds 18.29% of the equity interest in two of the consolidated affiliated entities, Shanghai Xiongguo and Shenzhen Lufax Enterprise Management. Each of Mr. Jingkui Shi and Mr. Xuelian Yang has granted an option to Shenzhen Ping An Financial Technology Consulting Co. Ltd., the parent company of An Ke Technology Company Limited, to purchase up to 100% of his equity interest in Shanghai Lanbang (the “Onshore Call Options,” and together with the Offshore Call Options, the “Call Options”).

On August 20, 2021, we were notified that An Ke Technology Company Limited and its parent company, Shenzhen Ping An Financial Technology Consulting Co. Ltd., amended the exercise period of the Call Options. Following such amendments to the exercise period of the Call Options, the Call Options are exercisable concurrently, in whole or in part, during the period commencing on November 1, 2024 and ending on October 31, 2034. Such ten-year period may be extended by An Ke Technology Company Limited or Shenzhen Ping An Financial Technology Consulting Co. Ltd., as applicable, by written notice.

The exercise price of the Offshore Call Options is calculated pursuant to a formula, which is primarily based upon a predetermined value as multiplied by the ratio of the market price of our ADSs representing our ordinary shares plus any dividends and distributions to the price of our shares paid by our A-round investors. If An Ke Technology Company Limited had already exercised an option to call the shares under Tun Kung Offshore Call Options before the first exercise of the option to call the shares under Lanbang Offshore Call Options, the exercise price for the first exercise of the option to call the shares under Lanbang Offshore Call Options shall be increased by an amount calculated based on the proceeds received by Lanbang Investment Company Limited pursuant to the exercise of the Tun Kung Offshore Call Options. The exercise price of the Onshore Call Options is calculated pursuant to another formula, which is primarily based upon a predetermined value plus amount as adjusted by a premium rate.

In October 2015, in connection with our acquisition of the retail credit and enablement business from Ping An Insurance, we issued convertible promissory notes in an aggregate principal amount of US$1,953,800,000 to China Ping An Insurance Overseas (Holdings) Limited. On the same date, China Ping An Insurance Overseas (Holdings) Limited agreed to transfer US$937,824,000 of the outstanding principal amount of the notes and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited. We refer to the aforementioned convertible promissory notes issued to Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited as the Ping An Convertible Promissory Notes in this annual report.

In December 2022, China Ping An Insurance Overseas (Holdings) Limited, An Ke Technology Company Limited and our company entered into an amendment and supplemental agreement to amend the terms of the Ping An Convertible Promissory Notes, pursuant to which (i) the parties agreed to extend the maturity date from October 8, 2023 to October 8, 2026 and the commencement date of the conversion period from April 30, 2023 to April 30, 2026 for the remaining 50% outstanding Ping An Convertible Promissory Notes, and (ii) 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes shall be deemed redeemed from the effective date of the amendment and supplemental agreement. As a result, each of these Ping An Convertible Promissory Notes bears interest from the date of issuance, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of each of the Ping An Convertible Promissory Notes outstanding from time to time, which will be payable by us semi-annually until the eleventh anniversary of the issuance date of the Ping An Convertible Promissory Notes. The remaining 50% outstanding Ping An Convertible Promissory Notes which were not redeemed can be converted, in whole or in part, into our ordinary shares (or the ADSs) at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in the terms and conditions of each of the Ping An Convertible Promissory Notes. The Ping An Convertible Promissory Notes can be converted into an aggregate of 72,631,970 ordinary shares of our company as of February 28, 2023. Unless converted or purchased and canceled prior to October 8, 2026, we will redeem the remaining 50% outstanding principal amount of the Ping An Convertible Promissory Notes together with accrued interests on October 8, 2026. The holders of the Ping An Convertible Promissory Notes shall have the right (but not obligation) to require us to redeem the outstanding principal amount of the Ping An Convertible Promissory Notes and accrued interests after the occurrence of an event of default under the Ping An Convertible Promissory Notes and our company fails to take any remedial steps within 45 days after the receipt of the written notice served by the holders of the Ping An Promissory Notes specifying the occurrence of any of the events of defaults.

On September 30, 2020, we issued automatically convertible promissory notes and optionally convertible promissory notes in a total principal amount of US$1,361,925,000 to certain holders of our Class C ordinary shares, in exchange for a total of 45,287,111 Class C ordinary shares held by them. The automatically convertible promissory notes were converted into 7,566,665 ordinary shares upon the closing of our initial public offering in November 2020. The optionally convertible promissory notes can be converted into an aggregate of 43,506,290 ordinary shares as of February 28, 2023. We pay 6% annual interest to the holders of the outstanding notes, until the notes are fully repaid or converted.

As of February 28, 2023, none of our ordinary shares are held by any record holder in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Except as described elsewhere herein, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

Contractual Arrangements with The Consolidated Affiliated Entities and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Ping An Group

Summary of Transactions with Ping An Group

For the years ended December 31, 2020, 2021 and 2022, we provided various types of services, including loan account management, platform service and other services, to Ping An Group for an aggregate of RMB1,869.8 million, RMB4,953.9 million and RMB2,583.2 million (US$374.5 million) in technology platform based income and other income, respectively. Such income represented 3.6%, 8.0% and 4.4% of our total income for the years ended December 31, 2020, 2021 and 2022, respectively.

For the years ended December 31, 2020, 2021 and 2022, we had investment income and interest income from Ping An Group in the amount of RMB408.8 million, RMB841.7 million and RMB619.4 million (US$89.8 million), respectively, in connection with our investment products issued or managed by Ping An Group and bank deposits at Ping An Group, representing 0.8%, 1.4% and 1.1% of our total income for the years ended December 31, 2020, 2021 and 2022, respectively.

For the years ended December 31, 2020, 2021 and 2022, we had total expenses (excluding finance costs) to Ping An Group in the amount of RMB3,589.6 million, RMB3,506.0 million and RMB2,569.1 million (US$372.5 million), respectively, primarily in connection with technology support, transaction settlement, custodian, accounting processing, HR support, data communication, customer acquisition services and foreign exchange swaps provided by Ping An Group to us, representing 10.5%, 9.1% and 5.7% of our total expenses for the years ended December 31, 2020, 2021 and 2022, respectively.

We incurred interest expense to Ping An Group in the aggregate amount of RMB67.5 million, RMB6.2 million and RMB25.4 million (US$3.7 million), respectively, for the years ended December 31, 2020, 2021 and 2022, in connection with borrowings from Ping An Group and interest paid to Ping An Group for its subscription in the consolidated wealth management products managed by us, representing 0.2%, 0.0% and 0.1% of our total expenses for the years ended December 31, 2020, 2021 and 2022, respectively.

We had cash balances of RMB14.4 billion, RMB9.6 billion and RMB14.3 billion (US$2.1 billion) held at banks who are affiliates with Ping An Group as of December 31, 2020, 2021 and 2022, respectively, representing 5.8%, 2.7% and 4.1% of our total assets as of December 31, 2020, 2021 and 2022, respectively.

We had account and other receivables and contract assets due from Ping An Group in the amount of RMB2,040.9 million, RMB3,052.1 million and RMB2,951.6 million (US$427.9 million) as of December 31, 2020, 2021 and 2022, respectively, representing 0.8%, 0.8% and 0.8% of our total assets as of December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2020, 2021 and 2022, we had balance of financial assets at amortized cost and financial investments (loans and receivables) and financial assets at fair value through profit or loss with Ping An Group in the amount of RMB7,189.1 million, RMB4,779.9 million and RMB2,504.6 million (US$363.1 million), respectively, primarily in connection with certain asset management plan products we purchased from Ping An Group, representing 2.9%, 1.3% and 0.7% of our total assets as of December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2020, 2021 and 2022, in addition to the convertible promissory notes we issued to China Ping An Insurance Overseas (Holdings) Limited as described below, we had borrowings due to Ping An Group in the amount of nil, nil and RMB820.7 million (US$119.0 million), respectively, representing nil, nil and 0.3% of our total liabilities as of December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2020, 2021 and 2022, we had account and other payables and contract liabilities due to Ping An Group in the amount of RMB1,888.1 million, RMB801.7 million and RMB4,400.7 million (US$638.0 million), respectively, representing 1.1%, 0.3% and 1.7% of our total liabilities as of December 31, 2020, 2021 and 2022, respectively.

Convertible Promissory Notes Issued to China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited

In October 2015, in connection with our acquisition of the retail credit and enablement business from Ping An Insurance, we issued convertible promissory notes in an aggregate principal amount of US$1,953,800,000 to China Ping An Insurance Overseas (Holdings) Limited. On the same date, China Ping An Insurance Overseas (Holdings) Limited agreed to transfer US$937,824,000 of the outstanding principal amount of the notes and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited. We refer to the aforementioned convertible promissory notes issued to Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited as the Ping An Convertible Promissory Notes in this annual report.

In December 2022, China Ping An Insurance Overseas (Holdings) Limited, An Ke Technology Company Limited and our company entered into an amendment and supplemental agreement to amend the terms of the Ping An Convertible Promissory Notes, pursuant to which (i) the parties agreed to extend the maturity date from October 8, 2023 to October 8, 2026 and the commencement date of the conversion period from April 30, 2023 to April 30, 2026 for the remaining 50% outstanding Ping An Convertible Promissory Notes, and (ii) 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes shall be deemed redeemed from the effective date of the amendment and supplemental agreement. As a result, each of these Ping An Convertible Promissory Notes bears interest from the date of issuance, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of each of the Ping An Convertible Promissory Notes outstanding from time to time, which will be payable by us semi-annually until the eleventh anniversary of the issuance date of the Ping An Convertible Promissory Notes. The remaining 50% outstanding Ping An Convertible Promissory Notes which were not redeemed can be converted, in whole or in part, into our ordinary shares (or the ADSs) at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in the terms and conditions of each of the Ping An Convertible Promissory Notes. Unless converted or purchased and canceled prior to October 8, 2026, we will redeem the remaining 50% outstanding principal amount of the Ping An Convertible Promissory Notes together with accrued interests on October 8, 2026. The holders of the Ping An Convertible Promissory Notes shall have the right (but not obligation) to require us to redeem the outstanding principal amount of the Ping An Convertible Promissory Notes and accrued interests after the occurrence of an event of default under the Ping An Convertible Promissory Notes and our company fails to take any remedial steps within 45 days after the receipt of the written notice served by the holders of the Ping An Promissory Notes specifying the occurrence of any of the events of defaults.

In consideration of the above redemption and the extension of the maturity date and taking into account the fair market value of the Ping An Convertible Promissory Notes determined by the independent valuers, pursuant to the amendment and supplemental agreement, we agreed to pay China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited a total amount of US$1,071.1 million together with the unpaid interest accrued on the redeemed notes up to and including the effective date of the amendment and supplemental agreement. We had paid the first tranche payment in the total amount of US$535.5 million in December 2022 and the second tranche payment in the total amount of US$535.6 million in March 2023. As of December 31, 2022, the outstanding principal amount of the Ping An Convertible Promissory Notes amounted to RMB6,803.7 million.

For the years ended December 31, 2020, 2021 and 2022, the contractual interest we were required to pay on the convertible promissory notes were US$7.5 million, US$7.5 million and US$3.5 million to China Ping An Insurance Overseas (Holdings) Limited and US$6.9 million, US$6.9 million and US$10.4 million to An Ke Technology Company Limited, respectively.

Capital Contribution in Ping An Consumer Finance Co., Ltd.

In November 2019, the China Banking and Insurance Regulatory Commission approved the establishment of Ping An Consumer Finance Co., Ltd. We subscribed RMB3.5 billion or 70% of the equity interest of Ping An Consumer Finance while Ping An Group subscribed RMB1.5 billion or 30%. The entity obtained approval to open from the China Banking and Insurance Regulatory Commission in March 2020 and started operating a consumer finance business from April 2020.

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

Dividend Policy

On March 9, 2023, our board of directors approved a revised semi-annual cash dividend policy. Under the revised dividend policy, starting from 2023, we will declare and distribute a recurring cash dividend semi-annually in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to approximately 20% to 40% of our net profit in such fiscal year, or as otherwise authorized by the board of directors. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon our operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the board of directors.

On March 9, 2022, we announced a cash dividend of US$0.68 per ordinary share (US$0.34 per ADS) with a record date of April 8, 2022. On August 4, 2022, we announced a cash dividend of US$0.34 per ordinary share (US$0.17 per ADS) for the six-month period ended June 30, 2022 with a record date of October 13, 2022. On March 13, 2023, we announced a cash dividend of US$0.10 per ordinary share (US$0.05 per ADS) for the six-month period ended December 31, 2022 with a record date of April 7, 2023.

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

B. Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective memorandum and articles of association, as well as the Companies Act (As Revised) of the Cayman Islands insofar as they relate to the material terms of our shares.

Shares

General

All of our outstanding shares are fully paid and non-assessable. Certificates representing the shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

Dividends

Subject to the Companies Act (As Revised), the company in general meeting or our directors may declare dividends in any currency to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by the board. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Act (As Revised). Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide, (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share; and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also declare interim dividends, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct all sums of money (if any) presently payable by any shareholder to us on account of calls or otherwise from any dividend or other moneys payable to such shareholder.

No dividend or other money payable by us on or in respect of any share shall bear interest against our company. In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our board (or our company upon the recommendation of our directors by ordinary resolution) may resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent through the post addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to our company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend or bonuses unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and shall revert to our company.

Whenever our directors or our company in general meeting has resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company, or in any one or more of such ways. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution purposes of any such specific assets, or any part thereof, and may determine that cash payments shall be made to any of our shareholders upon the basis of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

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

Our directors may decline to register any transfer of any share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is duly and properly stamped (if required); and

•	fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the authority of our special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also, with the like authority, vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no contributory will be compelled to accept any assets, shares or other securities upon which there is a liability.

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

Redemption, Repurchase and Surrender of Shares

We are empowered by the Companies Act (As Revised) and our memorandum and articles of association to purchase our own shares, subject to certain restrictions.

Our directors may only exercise this power on our behalf, subject to the Companies Act (As Revised), our memorandum and articles of association and to any applicable requirements imposed from time to time by the NYSE, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed.

Under the Companies Act (As Revised), the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (1) unless it is fully paid up, (2) if such redemption or repurchase would result in there being no shares outstanding other than shares held as treasury shares, or (3) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act (As Revised), be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares in that class.

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

Inspection of Books and Records

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or obtain copies of the list of shareholders of these companies. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Issuance of Additional Shares

Our memorandum and articles of association authorize our board of directors to create, establish and issue additional shares and (without approval of the shareholders) divide the shares of our company into different classes from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorize our board of directors to establish from time to time one or more classes or series of shares and to determine, with respect to any classes or series of shares, the terms and rights of that class or series, including:

•	the designation (or re-designations as the case may be) of the class or series;

•	the number of shares of the class or series;

•	the dividend rights, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

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

Register of Members

In accordance with Section 48 of the Companies Act (As Revised), the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. Our register of members is maintained by our share registrar, Maples Fund Services (Cayman) Limited of PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands. We will perform the procedures necessary to register the shares in the register of members as required in “PART III – Distribution of Capital and Liability of Members of Companies and Associations” of the Companies Act, and will ensure that the entries on the register of members are made without any delay.

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

Further, Section 46 of the Companies Act (As Revised) provides for recourse to be available to our investors in case we fail to update our register of members. In the event we fail to update our register of member, the depositary, as the aggrieved party, may apply for an order with the courts of the Cayman Islands for the rectification of the register.

General Meetings of Shareholders and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act (As Revised) to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may, but are not obliged to hold in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for reappointment at a meeting of the shareholders or reappointment by the board of directors.

Our shareholders may also appoint any person to be a director by way of ordinary resolution.

A director may be removed with or without cause by ordinary resolution.

Proceedings of Board of Directors

Our memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at another number, will be a majority of our directors.

Our memorandum and articles of association provide that the board may exercise all powers of our company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and (subject to the Companies Act (As Revised)) issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Alteration of Capital

Our shareholders may from time to time by ordinary resolution in accordance with the Companies Act (As Revised):

•	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

sub-divide our shares or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the Companies Act (As Revised), so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred, deferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others, as we have power to attach to unissued or new shares; and

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled subject to the provisions of the Companies Act (As Revised).

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

Exempted Company

We are an exempted company with limited liability under the Companies Act (As Revised) of the Cayman Islands. The Companies Act (As Revised) in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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

Exclusive Forum

Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company.

Differences in Corporate Law

The Companies Act (As Revised) is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act (As Revised) and the current Companies Act of England.

In addition, the Companies Act (As Revised) differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act (As Revised) applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act (As Revised) permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act (As Revised) also contains statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

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

The Companies Act (As Revised) also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

With respect to shareholder proposals, Cayman Islands law is essentially the same as Delaware law. The Companies Act (As Revised) does not provide shareholders with an express right to put forth any proposal before an annual meeting of the shareholders. However, the Companies Act (As Revised) may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the company.

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

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and

(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

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

Shareholders of Cayman Islands exempted companies like us have no general right under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or obtain copies of the list of shareholders of these companies. However, we intend to provide our shareholders with annual reports containing audited financial statements.

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

People’s Republic of China Taxation

Although we are incorporated as an exempted company in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law and its implementation rules provide that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes. The implementing rules of the Enterprise Income Tax Law merely define the “de facto management body” as the “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” In April 2009, the State Administration of Taxation issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, further amended on December 29, 2018, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China. Based on a review of the facts and circumstances, we do not believe that Lufax Holding Ltd should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law and its implementation rules. The tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If Lufax Holding Ltd were to be considered a PRC resident enterprise, then PRC income tax at a rate of 10% would generally be applicable to any gain realized on the transfer of our ADSs or ordinary shares by investors that are “non-resident enterprises” of the PRC and to any interest or dividends payable by us to such investors. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Lufax Holding Ltd would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Lufax Holding Ltd is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Although the law in this regard is not entirely clear, we intend to treat the consolidated affiliated entities (including their subsidiaries, if any) as being owned by us for U.S. federal income tax purposes, not only because we are able to direct the activities of the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the consolidated affiliated entities for U.S. federal income tax purposes, the composition of our income and assets would change and we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the consolidated affiliated entities (including their subsidiaries, if any) for U.S. federal income tax purposes and based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2022. There can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year because PFIC status is a factual determination made annually after the close of each taxable year that will depend, in part, on the composition of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, under circumstances where our income from activities that produce passive income significantly increases relative to our income from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the consolidated affiliated entities for U.S. federal income tax purposes, our risk of becoming classified as a PFIC may substantially increase. Based on the nature of our business and activities, it is also possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being or becoming a PFIC for the current or future taxable years.

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

(i) Dividends

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, the gross amount of any distributions paid on our ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

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

(ii) Sale or Other Disposition

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year at the time of disposition. The deductibility of a capital loss may be subject to limitations.

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued United States Treasury regulations.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. U.S. Holders should consult their tax advisors regarding the reporting requirements that may apply and the U.S. federal income tax considerations of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk we have assumed mainly comes from movements in the US$/RMB exchange rate.

We and our major overseas intermediate holding companies’ functional currency is US$. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents and loans to subsidiaries denominated in RMB. We have entered into spot-forward US$/RMB currency swaps to manage our exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB.

Our subsidiaries are mainly operating in mainland China with most of the transactions settled in RMB. We consider that our business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than RMB.

The table below illustrates the impact of an appreciation or depreciation of RMB spot and forward rates against US$ by 5% on our profit before income tax:

	Profit before income tax
	2020	2021	2022

	(RMB millions)
5% appreciation of RMB	131	699	(125)
5% depreciation of RMB	(131)	(699)	125

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

	As of December 31, 2022
	< 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	> 3 years	Overdue	No interest	Total

	(RMB millions)
ASSETS
Cash at bank	33,219	42	1,603	3,490	5,528	—	—	43,882
Restricted cash	24,334	1,545	482	147	0	—	—	26,509
Financial assets at fair value through profit or loss	7,128	1,131	313	—	—	2,454	18,063	29,089
Financial assets at amortized cost	2,503	647	112	857	—	598	—	4,716
Accounts and other receivables and contract assets	—	—	—	—	—	—	15,758	15,758
Loans to customers	51,150	95,812	49,553	9,616	158	5,157	—	211,447
Total financial assets	118,334	99,178	52,063	14,111	5,687	8,209	33,821	331,401

LIABILITIES
Payable to platform investors	—	—	—	—	—	—	1,569	1,569
Borrowings	9,087	27,829	—	—	—	—	—	36,916
Bond payable	—	2,143	—	—	—	—	—	2,143
Accounts and other payables and contract liabilities	3,746	—	—	—	—	—	5,385	9,131
Payable to investors of consolidated structured entities	42,665	86,301	44,005	4,112	65	—	—	177,148
Financing guarantee liabilities	—	—	—	—	—	—	5,763	5,763
Lease liabilities	126	295	253	68	7	—	—	749
Convertible promissory note payable	—	—	—	—	5,164	—	—	5,164
Optionally convertible promissory notes	—	8,143	—	—	—	—	—	8,143

Total financial liabilities	55,623	124,711	44,259	4,180	5,236	—	12,718	246,726

Nominal amount of interest rate swap	(8,984)	8,984	—	—	—	—	—	—

Total interest rate sensitivity gap	71,695	(34,518)	7,804	9,931	451	8,209	21,103	84,675

The table below shows the length of time that overdue loans to customers have been past due.

	As of December 31, 2022
	1–29 days past due	30–89 days past due	Overdue more than 89 days	Total

	(RMB millions)
Gross carrying amount of loans to customers	2,726	3,961	1,458	8,145
ECL allowance	(407)	(1,197)	(1,384)	(2,988)

Total	2,319	2,764	74	5,157

As of December 31, 2022, the credit risk on approximately 69% of the on-balance sheet loans to customers was borne by external partners. The total on-balance sheet overdue loans do not have a direct impact on our expected credit losses as the expected credit losses are primarily derived from on-balance sheet loans not covered by external partners. When the overdue loans not covered by external partners increases, our probability of default will increase which will result in higher expected credit losses.

We perform interest rate sensitivity analysis on our profit by measuring the impact of a change in interest rate of financial assets, liabilities and interest rate derivative instruments. On an assumption of a parallel shift of 100 basis points in interest rates, we calculate the changes in profit for the year on a monthly basis.

The table below illustrates the impact to profit before tax of the coming year as of each reporting date based on the structure of interest-bearing assets, liabilities and interest rate derivative instruments as of December 31, 2020, 2021 and 2022, caused by a parallel shift of 100 basis points in interest rates.

	For the Year Ended December 31,
	2020	2021	2022

	(RMB millions)
Change in interest rate
–100 basis points	(488)	(649)	(498)
+100 basis points	488	649	498

In the sensitivity analysis, we adopt the following assumptions when determining business conditions and financial index:

•	The fluctuation rates of different interest-bearing assets and liabilities are the same;

•	All assets and liabilities are re-priced in the middle of relevant periods;

•	Analysis is based on static gap on reporting date, regardless of subsequent changes;

•	No consideration of impact on customers’ behavior resulting from interest rate changes;

•	No consideration of impact on market price resulting from interest rate changes;

•	No consideration of actions taken by us.

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

Credit risk exposure

Without taking collateral and other credit enhancements into consideration, for on–balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the financial statements. The following presents the credit risk exposure of the financial instruments under the scope of expected credit loss without considering guarantee or any other credit enhancement measures as of December 31, 2020, 2021 and 2022:

	As at December 31, 2020
	Stage 1	Stage 2	Stage 3	Purchased or Originated Credit Impaired	Maximum Credit Risk Exposure

	(RMB millions)
Book value
On-balance sheet
Financial assets at amortized cost	5,508	—	975	81	6,564
Loans to customers	119,088	644	94	—	119,826

Total	124,596	644	1,069	81	126,390

Off-balance sheet
Financing guarantee commitment	20,898	71	—	—	20,969

	As at December 31, 2021
	Stage 1	Stage 2	Stage 3	Purchased or Originated Credit Impaired	Maximum Credit Risk Exposure

	(RMB millions)
Book value
On-balance sheet
Financial assets at amortized cost	2,698	—	585	502	3,785
Loans to customers	213,665	1,264	43	—	214,972

Total	216,363	1,264	628	502	218,757

Off-balance sheet
Financing guarantee commitment	64,417	314	—	—	64,731

	As at December 31, 2022
	Stage 1	Stage 2	Stage 3	Purchased or Originated Credit Impaired	Maximum Credit Risk Exposure

	(RMB millions)
Book value
On-balance sheet
Financial assets at amortized cost	4,119	—	281	316	4,716
Loans to customers	208,609	2,764	74	—	211,447

Total	212,728	2,764	355	316	216,163

Off-balance sheet
Financing guarantee commitment	67,012	1,491	—	—	68,503

For other on-balance sheet financial assets, the maximum credit risk exposure is their net carrying amount.

As of December 31, 2020, 2021 and 2022, the credit risk on loans to customers amounting to RMB105.3 billion, RMB169.6 billion and RMB149.2 billion (US$21.6 billion), respectively, was borne by external partners. After subtracting these arrangements from the maximum credit risk exposures as listed in the tables above, the loans to customers with credit risk exposure for our company are the carrying amount of loans after provision for impairment losses and interest receivable of the loans is considered. The on–balance sheet credit risk exposure for our company as of December 31, 2020, 2021 and 2022, amounted to RMB13.2 billion, RMB45.1 billion and RMB66.9 billion (US$9.7 billion), respectively. Our credit risk exposure is defined as the net credit risk exposure that we will bear.

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

We have the highest weight of the base scenario. The loans to customers and financing guarantee contracts assumed that if the weight of the upside scenario increased by 10% and the weight of the base scenario decreased by 10%, our ECL impairment provision as of December 31, 2020, 2021 and 2022 would be reduced by RMB5 million, RMB15 million and RMB62 million (US$9 million), respectively, and if the weight of the downside scenario increased by 10% and the weight of the base scenarios decreased by 10%, our ECL impairment provision as of December 31, 2020, 2021 and 2022 would be increased by RMB6 million, RMB32 million and RMB123 million (US$18 million), respectively.

The following table shows the changes of ECL impairment provision on loans to customers and financing guarantee liabilities related to ECL assuming the financial assets in stage 2 were reclassified to stage 1 due to significant improvement in credit risk.

	As of December 31,

	2020	2021	2022

	(RMB millions, except percentages)
Total ECL and financing guarantee liabilities under assumption of reclassification of financial assets from stage 2 to stage 1	1,542	4,898	10,479
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	1,738	5,451	12,826

Difference—amount	(196)	(553)	(2,347)
Difference—ratio	(13%)	(10%)	(18%)

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

The following table analyzes our financial liabilities by maturity grouping based on the remaining period at the end of each reporting period to the contractual or expected maturity date. The amounts disclosed in the table are undiscounted contractual cash flows, including interests with financial liabilities denominated in foreign currencies translated into RMB using the spot rate as of the balance sheet date:

	As of December 31, 2022
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total

	(RMB millions)
Financial liabilities
Payable to platform investors	1,569	—	—	—	—	1,569
Borrowings	—	37,507	—	—	—	37,507
Bond payable	—	2,209	—	—	—	2,209
Accounts and other payables and contract liabilities	5,385	3,746	—	—	—	9,131
Payable to investors of consolidated structured entities	47	133,933	45,294	4,182	66	183,522
Financing guarantee liabilities	68,503	—	—	—	—	68,503
Lease liabilities	—	463	247	68	7	785
Convertible promissory note payable	—	50	50	50	6,868	7,018
Optionally convertible promissory notes	—	8,546	—	—	—	8,546

	75,504	186,454	45,591	4,300	6,941	318,790

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
	(RMB millions)
	(RMB millions)
Financial assets at fair value through profit or loss
Unlisted Securities
Asset management plans	—	9,328	424	9,752
Mutual funds	3,199	—	—	3,199
Trust plans	—	9,106	821	9,927
Factoring products	—	824	—	824
Structured deposits	—	962	—	962
Bank wealth management products	—	2,092	—	2,092
Corporate bonds	—	3,029	15	3,044
Private fund and other equity investments	—	4,618	6	4,624
Derivative instruments
Interest rate swap	—	(12)	—	(12)
Foreign currency swaps	—	(536)	—	(536)

Total	3,199	29,411	1,266	33,876

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total

	(RMB millions)
Financial assets at fair value through profit or loss
Unlisted Securities
Asset management plans	—	7,802	506	8,308
Mutual funds	2,487	—	—	2,487
Trust plans	—	2,448	604	3,052
Structured deposits	—	6,641	—	6,641
Bank wealth management products	—	4,589	—	4,589
Corporate bonds	—	3,018	47	3,065
Private fund and other equity investments	—	2,765	—	2,765
Others debt investments	—	—	109	109
Listed Securities
Stock	8	—	—	8
Derivative instruments
Interest rate swap	—	38	—	38
Foreign currency swap	—	(26)	—	(26)

Total	2,494	27,276	1,265	31,036

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total

	(RMB millions)
Financial assets at fair value through profit or loss
Unlisted Securities
Asset management plans	—	4,668	342	5,010
Mutual funds	7,125	—	—	7,125
Trust plans	—	3,269	622	3,891
Structured deposits	—	2,407	—	2,407
Bank wealth management products	—	7,563	—	7,563
Corporate bonds	—	—	46	46
Private fund and other equity investments	—	1,603	441	2,044
Others debt investments	—	—	1,003	1,003
Derivative instruments
Interest rate swap	—	222	—	222
Foreign currency swap	—	225	—	225

Total	7,125	19,957	2,454	29,537

There were no changes in valuation techniques during the period.

The following table presents the changes in level 3 instruments for the years ended December 31, 2020, 2021 and 2022:

	For the Year ended December 31,
	2020	2021	2022

	Financial assets at fair value through profit or loss
	(RMB millions)
As of beginning of the year	2,843	1,266	1,265

Additions	—	132	1,548
Disposal	(1,267)	(30)	(300)
Transfer into level 3	—	1,036	—
Transfer out of level 3	—	(3)	—
Gains or losses recognized in profit or loss	(310)	(1,136)	(59)

As of end of the year	1,266	1,265	2,454

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. In the year ended December 31, 2022, we received US$38.8 million from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from October 29, 2020, the date that the registration statement was declared effective by the SEC, to December 31, 2022, we have used over 80% of the net proceeds from our initial public offering for general corporate purposes. There is no material change in the use of proceeds as described in the registration statement.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management with the participation of our chief executive officer and chief financial officer has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based on that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2021	2022

	(RMB millions)
Audit fees(1)	42.4	56.3
Audit-Related fees(2)	0.2	2.0
Tax fees(3)	1.1	0.8
All other fees(2)	—	0.7

(1)

“Audit fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and internal control over financial reporting, assistance with and review of documents filed with the SEC in 2021 and 2022, and the services related to our listing on the Hong Kong Stock Exchange in 2022.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On August 6, 2021, we announced that our board of directors had authorized a share repurchase program under which we might repurchase up to US$700 million of our ADSs over the following twelve months. By the completion of this share repurchase program in August 2022, our company had purchased a total of 84,072,804 ADSs at an aggregate consideration of US$576.6 million.

The following table sets forth information about our repurchases made in the year 2022 under the share repurchase program described above.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (US$)
January 1 – January 31, 2022	1,261,339	4.42	82,439,116	130,885,290
February 1 – February 28, 2022	509,132	4.35	82,948,248	128,662,369
March 1 – March 31, 2022	1,124,556	4.62	84,072,804	123,448,815

Total	2,895,027	4.49	84,072,804	123,448,815

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a Cayman Islands exempted company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We have chosen to (i) rely on the home country exemption from Section 303A.08 of the NYSE Listed Company Manual, which requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, (ii) rely on the home country exemption from Section 302.00 of the NYSE Listed Company Manual, which requires a listed company to hold an annual meeting during each fiscal year, for the year 2022, and (iii) rely on the home country exemption from Section 303A.01 of the NYSE Listed Company Manual, which requires a listed company to have a majority of independent directors. In these respects, and in other respects if we choose to follow home country practice in other respects in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination.

In May 2022, Lufax Holding Ltd was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

To our knowledge, no Cayman Islands governmental entities own any shares of Lufax Holding Ltd as of the date of this annual report.

As of February 28, 2023, Ping An Insurance, a company incorporated under the laws of the PRC whose shares are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, held 41.4% of the total outstanding ordinary shares of Lufax Holding Ltd. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As of the date of this annual report, Ping An Insurance owns 100% of the equity interests in Shenzhen Ping An Financial Technology Consulting Co., Ltd, which directly or indirectly holds 49.99% of the equity interests in each of Shanghai Xiongguo, Shenzhen Lufax Enterprise Management and Shanghai Lufax. See “Item 4. Information on the Company—C. Organizational Structure.” As reported in the announcement of audited results for the year ended December 31, 2022 by Ping An Insurance on March 15, 2023, China’s stated-owned legal persons owned 9.25% of the equity interests in Ping An Insurance as of December 31, 2022 which in turn indirectly held approximately 3.8% of the total outstanding ordinary shares of Lufax Holding Ltd and 4.6% of the equity interests in the consolidated affiliated entities. To our knowledge, no other PRC governmental entities own any shares of Lufax Holding Ltd or the consolidated affiliated entities as of the date of this annual report. The PRC governmental entities do not have a controlling financial interest in Lufax Holding Ltd or the consolidated affiliated entities as of the date of this annual report.

To our knowledge, none of the members of the board of directors of Lufax Holding Ltd or our operating entities, including the consolidated affiliated entities, is an official of the Chinese Communist Party as of the date of this annual report.

None of the currently effective memorandum and articles of association (or equivalent organizing document) of Lufax Holding Ltd or the consolidated affiliated entities contains any charter of the Chinese Communist Party.

Item 16J. Insider Trading Policies

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Lufax Holding Ltd, its subsidiaries and the consolidated affiliated entities are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Form of Fifth Amended and Restated Memorandum of Association and Eighth Amended and Restated Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on July 30, 2021 (File No. 333-258286))

2.3	Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated November 3, 2020 (incorporated by reference to Exhibit 2.3 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-39654) filed with the Securities and Exchange Commission on March 11, 2021)

2.4	Amended and Restated Shareholders Agreement relating to Lufax Holding Ltd between the Registrant and other parties thereto dated January 31, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

2.5	Securityholders Agreement relating to Lufax Holding Ltd between the Registrant and other parties thereto dated September 30, 2020 (incorporated herein by reference to Exhibit 4.9 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

2.6	Description of Securities (incorporated herein by reference to the section entitled “Description of Share Capital” in the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.1	English translation of Amended and Restated Phase I Share Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s current report on Form 6-K (File No. 001-39654) filed with the Securities and Exchange Commission on July 21, 2021)

4.2	English translation of Amended and Restated Phase II Share Incentive Plan (incorporated by reference to Exhibit 99.2 to the Registrant’s current report on Form 6-K (File No. 001-39654) filed with the Securities and Exchange Commission on July 21, 2021)

Exhibit Number	Description of Document

4.3	English translation of Amended and Restated 2019 Performance Share Unit Plan (incorporated by reference to Exhibit 99.3 to the Registrant’s current report on Form 6-K (File No. 001-39654) filed with the Securities and Exchange Commission on July 21, 2021)

4.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.5	Form of Employment Agreement between the Registrant and its executive officer (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.6*	Exclusive Asset Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd, Shanghai Xiongguo Corporation Management Co., Ltd. and other parties thereto, dated February 1, 2023

4.7*	Exclusive Equity Interest Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd, Shanghai Xiongguo Corporation Management Co., Ltd. and other parties thereto, dated February 1, 2023

4.8*	Exclusive Business Cooperation Agreement, by and between Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited) and Shanghai Xiongguo Corporation Management Co., Ltd., dated February 1, 2023

4.9*	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd, Shanghai Xiongguo Corporation Management Co., Ltd. and other parties thereto, dated February 1, 2023

4.10*	Voting Proxy Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd, Shanghai Xiongguo Corporation Management Co., Ltd. and other parties thereto, dated February 1, 2023

4.11*	Exclusive Asset Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and other parties thereto, dated February 1, 2023

4.12*	Exclusive Equity Interest Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and other parties thereto, dated February 1, 2023

Exhibit Number	Description of Document

4.13*	Exclusive Business Cooperation Agreement, by and between Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited) and Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), dated February 1, 2023

4.14*	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and other parties thereto, dated February 1, 2023

4.15*	Voting Proxy Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and other parties thereto, dated February 1, 2023

4.16	Exclusive Asset Option Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.17	Exclusive Equity Interest Option Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.18	Exclusive Business Cooperation Agreement, by and between Lufax Holding (Shenzhen) Technology Service Co., Ltd. and Shenzhen Lufax Holding Enterprise Management Co., Ltd., dated November 21, 2018 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.19	Share Pledge Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

Exhibit Number	Description of Document

4.20	Voting Proxy Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.21	English translation of form of letter of undertakings, from each individual shareholder of direct shareholders of Shenzhen Lufax Holding Enterprise Management Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.22	English translation of form of spousal consent letter, from the spouse of each individual shareholder of direct shareholders of Shenzhen Lufax Holding Enterprise Management Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.23	Convertible Promissory Note of the Registrant issued to China Ping An Insurance Overseas (Holdings) Limited dated October 8, 2015 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.24	Convertible Promissory Note of the Registrant issued to An Ke Technology Company Limited dated October 8, 2015 (incorporated herein by reference to Exhibit 4.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.25	Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes, among the Registrant, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited dated August 31, 2020 (incorporated herein by reference to Exhibit 4.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.26	Securities Exchange Agreement by and among the Registrant and other parties thereto dated September 23, 2020 (with forms of automatically convertible promissory notes and optionally convertible promissory notes attached thereto) (incorporated herein by reference to Exhibit 4.8 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.27	Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes, among the Company, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited dated August 20, 2021 (incorporated herein by reference to Exhibit 4.1 to the report on Form 6-K furnished to the Securities and Exchange Commission on August 20, 2021 (File No. 001-39654))

4.28	Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes, among the Company, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited, dated December 6, 2022 (incorporated herein by reference to Exhibit 4.1 to the report on Form 6-K furnished to the Securities and Exchange Commission on December 6, 2022 (File No. 001-39654))

Exhibit Number	Description of Document

4.29	Certificate of Convertible Promissory Note (Certificate No.: 004) issued by the Company to China Ping An Insurance Overseas (Holdings) Limited, dated December 6, 2022 (incorporated herein by reference to Exhibit 4.2 to the report on Form 6-K furnished to the Securities and Exchange Commission on December 6, 2022 (File No. 001-39654))

4.30	Certificate of Convertible Promissory Note (Certificate No.: 005) issued by the Company to An Ke Technology Company Limited, dated December 6, 2022 (incorporated herein by reference to Exhibit 4.3 to the report on Form 6-K furnished to the Securities and Exchange Commission on December 6, 2022 (File No. 001-39654))

8.1*	List of principal subsidiaries and consolidated affiliated entity of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Haiwen & Partners

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Ex tension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File. (Embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lufax Holding Ltd

By:	/s/ Yong Suk Cho
Name:	Yong Suk Cho
Title:	Chairman of the Board and Chief Executive Officer

Date: April 7, 2023

Lufax Holding Ltd

F-1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Lufax Holding Ltd
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Lufax Holding Ltd and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control—Integrated Framework
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

F-2

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
Revenue recognition on loan enablement service fees and post-origination service fees
As described in Notes 3.23.1, 5.2 and 6 to the consolidated financial statements, the loan enablement service fees and post-origination service fees recognized for the year ended December 31, 2022 were RMB 3,446 million and RMB 24,028 million, respectively. The loan enablement services include credit assessment of the borrower, enabling loans from the funding partner to the borrower and providing technical assistance to the borrower and the funding partner. The post origination services include repayment reminders, payment processing, and collection services. The Company charged one combined service fee covering both loan enablement and post-origination services, each of which are considered distinct performance obligations. Management estimated the total consideration to be received over the life of the underlying loan by modeling early termination scenarios. The estimated total consideration was then allocated to the two performance obligations using their relative standalone selling prices. Management did not have an observable standalone selling price for the loan enablement and post-origination services because (i) the Company did not provide such services on a standalone basis in similar circumstances to similar customers and (ii) there was no direct observable standalone selling price that is reasonably available for similar services in the market. As a result, management used an expected cost-plus margin approach to estimate the standalone selling prices of the services as the basis of revenue recognition. When estimating total consideration, management made certain assumptions, including the applicability of historical early payment and other termination scenarios to the current loan portfolio. When estimating the standalone selling prices, management made certain assumptions, including estimates of the relative cost of providing the services.
The principal considerations for our determination that performing procedures relating to revenue recognition on loan enablement service fees and post-origination service fees is a critical audit matter are the significant judgment by management in estimating the total consideration and the relative standalone selling prices, which in turn led to a high degree of auditor judgment, subjectivity, and audit effort in performing procedures and evaluating audit evidence relating to estimates of total consideration and standalone selling prices.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s revenue recognition process, including controls relating to estimation of the total consideration and the standalone selling prices for loan enablement and post-origination services. These procedures also included, among others, testing management’s process for estimating the total consideration, including (i) assessing the appropriateness and testing the mathematical accuracy of the total consideration calculation; (ii) testing the completeness and accuracy of the historical early termination data used in the calculation; and (iii) evaluating the reasonableness of adjustments made to the historical early termination data to determine the early termination assumption. These procedures also included testing service agreements between the Company and its customers to assess the appropriateness of the performance obligations identified by management, and testing management’s process for estimating the standalone selling prices, including (i) assessing the appropriateness of the expected cost-plus margin method used; and (ii) testing the relative allocation of costs between the performance obligations, based on the roles and responsibilities and actual costs of each department for the relevant services provided.

F-3

Provision for impairment losses for loans to customers and financing guarantee contracts
As described in Notes 3.8, 21 and 33 to the consolidated financial statements, as of December 31, 2022, the provision for impairment losses for loans to customers was RMB 7,063 million (on a total loan balance of RMB 218,510 million) and financing guarantee liabilities was RMB 5,763 million (on a total credit risk exposure of financial guarantee contracts of RMB 68,503 million). Loans to customers primarily consisted of lending originated by consolidated trust plans, microloan lending and consumer finance subsidiaries of the Company. Financial guarantee contracts were the Company’s obligation to repay in the event of default related to off-balance
sheet loans funded on the Company’s platform. The provision for impairment losses for loans to customers and financial guarantee contracts represents management’s estimate of expected credit losses on such loans to customers and financial guarantee contracts, calculated on a forward-looking basis. In measuring the expected credit losses, management determined the appropriate models and assumptions, including exposure at default, probability of default, and loss given default, as well as establishing forward-looking scenarios and their relative weightings. Management further disaggregated the underlying loans to customers and financial guarantee contracts into 3 different stages based on whether a significant increase in credit risk since initial recognition had occurred or whether loans to customers or financial guarantee contracts were considered to be credit impaired. Loans to customers and financial guarantee contracts without a significant increase in credit risk were classified in stage 1. The provision for impairment losses for loans to customers and financial guarantee contracts in stage 1 was measured at an amount equal to the
12-month
expected credit losses. Loans to customers and financial guarantee contracts with a significant increase in credit risk since initial recognition (but not yet credit-impaired) were classified in stage 2. Loans to customers and financial guarantee contracts that are credit-impaired were classified in stage 3. The provision for impairment losses for loans to customers and financial guarantee contracts in stage 2 and stage 3 was measured based on expected credit losses on a lifetime basis.
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
/s/PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 7, 2023
We have served as the Company’s auditor since 2013.

F-4

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2020	2021	2022
		RMB’000	RMB’000	RMB’000
Technology platform-based income	6	41,221,842	38,294,317	29,218,432
Net interest income	7	7,750,460	14,174,231	18,981,376
Guarantee income		601,644	4,370,342	7,372,509
Other income	8	1,517,042	3,875,407	1,238,004
Investment income	9	939,899	1,151,753	1,305,625
Share of net profit/(loss) of investments accounted for using the equity method		14,837	(31,143)	(218)

Total income		52,045,724	61,834,907	58,115,728

Sales and marketing expenses	10	(17,813,557)	(17,993,072)	(15,756,916)
General and administrative expenses	10	(2,975,544)	(3,559,323)	(2,830,119)
Operation and servicing expenses	10	(6,031,297)	(6,557,595)	(6,429,862)
Technology and analytics expenses	10	(1,792,081)	(2,083,994)	(1,872,454)
Credit impairment losses	11	(3,035,188)	(6,643,727)	(16,550,465)
Asset impairment losses	24,26	(7,168)	(1,100,882)	(427,108)
Finance costs	12	(2,865,654)	(995,515)	(1,238,992)
Other gains/(losses)—net	13	384,270	499,379	3,459

Total expenses		(34,136,219)	(38,434,729)	(45,102,457)

Profit before income tax expenses		17,909,505	23,400,178	13,013,271
Less: Income tax expenses	14	(5,633,265)	(6,691,118)	(4,238,232)

Net profit for the year		12,276,240	16,709,060	8,775,039

Net profit attributable to: Owners of the Company		12,354,114	16,804,380	8,699,369
Non-controlling interests		(77,874)	(95,320)	75,670

		12,276,240	16,709,060	8,775,039

The accompanying notes are an integral part of the consolidated financial statements.

F-
5

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

		Year ended December 31,
	Note	2020	2021	2022
		RMB’000	RMB’000	RMB’000
Other comprehensive income/(loss), net of tax:
Items that may be reclassified to profit or loss
-Exchange differences on translation of foreign operations		289,593	66,501	(289,599)
Items that will not be reclassified to profit or loss
-Exchange differences on translation of foreign operations		325,058	(38,219)	(1,291,250)

Total comprehensive income for the year		12,890,891	16,737,342	7,194,190

Total comprehensive income attributable to:
Owners of the Company		12,968,513	16,832,782	7,118,117
Non-controlling interests		(77,622)	(95,440)	76,073

		12,890,891	16,737,342	7,194,190

Earnings per share (expressed in RMB per share)
-Basic earnings per share	15	11.19	14.22	7.60

-Diluted earnings per share	15	11.10	13.38	7.58

-Basic earnings per ADS	15	5.59	7.11	3.80

-Diluted earnings per ADS	15	5.55	6.69	3.79

The accompanying notes are an integral part of the consolidated financial statements.

F-
6

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	Note	2021	2022
		RMB’000	RMB’000
ASSETS
Cash at bank	16	34,743,188	43,882,127
Restricted cash	16	30,453,539	26,508,631
Financial assets at fair value through profit or loss	17	31,023,211	29,089,447
Financial assets at amortized cost	18	3,784,613	4,716,448
Financial assets purchased under reverse repurchase agreements	19	5,527,177	—
Accounts and other receivables and contract assets	20	22,344,773	15,758,135
Loans to customers	21	214,972,110	211,446,645
Deferred tax assets	22	4,873,370	4,990,352
Property and equipment	23	380,081	322,499
Investments accounted for using the equity method		459,496	39,271
Intangible assets	24	899,406	885,056
Right-of-use assets	25	804,990	754,010
Goodwill	26	8,918,108	8,911,445
Other assets	27	1,249,424	1,958,741

Total assets		360,433,486	349,262,807

LIABILITIES
Payable to platform investors	28	2,747,891	1,569,367
Borrowings	29	25,927,417	36,915,513
Bond payable	30	—	2,143,348
Current income tax liabilities		8,222,684	1,987,443
Accounts and other payables and contract liabilities	31	8,814,255	12,198,654
Payable to investors of consolidated structured entities	32	195,446,140	177,147,726
Financing guarantee liabilities	33	2,697,109	5,763,369
Deferred tax liabilities	22	833,694	694,090
Lease liabilities	25	794,544	748,807
Convertible promissory note payable	34	10,669,498	5,164,139
Optionally convertible promissory notes	35	7,405,103	8,142,908
Other liabilities	36	2,315,948	2,000,768

Total liabilities		265,874,283	254,476,132

The accompanying notes are an integral part of the consolidated financial statements.

F-
7

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

		As of December 31,
	Note	2021	2022
		RMB’000	RMB’000
EQUITY
Share capital	37	75	75
Share premium	37	33,365,786	32,073,874
Treasury shares	38	(5,560,104)	(5,642,769)
Other reserves	39	9,304,995	2,158,432
Retained earnings	40	55,942,943	64,600,234

Total equity attributable to owners’ of the Company		93,053,695	93,189,846

Non-controlling interests		1,505,508	1,596,829

Total equity		94,559,203	94,786,675

Total liabilities and equity		360,433,486	349,262,807

The accompanying notes are an integral part of the consolidated financial statements.

F-
8

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Attributable to owners of the Group
		Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2020		69	14,113,311	(2)	4,582,291	29,345,949	48,041,618	103,799	48,145,417

Net profit for the year		—	—	—	—	12,354,114	12,354,114	(77,874)	12,276,240
Other comprehensive income		—	—	—	614,399	—	614,399	252	614,651

Total comprehensive income for the year		—	—	—	614,399	12,354,114	12,968,513	(77,622)	12,890,891

Transactions with owners
C-round restructuring	2 ,39	—	—	—	1,295,658	—	1,295,658	—	1,295,658
Issuance of ordinary shares upon initial public offering (“IPO”) and exercise of over-allotment option	37	7	17,305,119	—	—	—	17,305,126	—	17,305,126
Conversion of Class C ordinary shares and automatically convertible promissory notes to ordinary shares upon IPO	37,39	1	1,794,996	—	(10,268)	—	1,784,729	—	1,784,729
Contributions from non-controlling interests		—	—	—	—	—	—	1,564,252	1,564,252
Appropriations to general reserve		—	—	—	772,466	(772,466)	—	—	—
Share-based payment	43	—	—	—	164,164	—	164,164	1,084	165,248

As of December 31, 2020		77	33,213,426	(2)	7,418,710	40,927,597	81,559,808	1,591,513	83,151,321

The accompanying notes are an integral part of the consolidated financial statements.

F-
9

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Note	Attributable to owners of the Group
		Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2021		77	33,213,426	(2)	7,418,710	40,927,597	81,559,808	1,591,513	83,151,321

Net profit for the year		—	—	—	—	16,804,380	16,804,380	(95,320)	16,709,060
Other comprehensive income		—	—	—	28,402	—	28,402	(120)	28,282

Total comprehensive income for the year		—	—	—	28,402	16,804,380	16,832,782	(95,440)	16,737,342

Transactions with owners
Repurchase of ordinary shares	38	—	—	(5,560,104)	—	—	(5,560,104)	—	(5,560,104)
Retirement of ordinary shares	37,38	(2)	—	2	—	—	—	—	—
Issuance of ordinary shares for share-based payment	37,38	—	—	—	—	—	—	—	—
Exercise of share-based payment	37,39	—	152,360	—	(72,709)	—	79,651	—	79,651
Contributions from non-controlling interests		—	—	—	—	—	—	22,333	22,333
Acquisition of non-controlling interests of a subsidiary		—	—	—	9,487	—	9,487	(14,222)	(4,735)
Appropriations to general reserve		—	—	—	1,789,034	(1,789,034)	—	—	—
Share-based payment	43	—	—	—	132,071	—	132,071	1,324	133,395

As of December 31, 2021		75	33,365,786	(5,560,104)	9,304,995	55,942,943	93,053,695	1,505,508	94,559,203

The accompanying notes are an integral part of the consolidated financial statements.

F-
10

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Note	Attributable to owners of the Group
		Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2022		75	33,365,786	(5,560,104)	9,304,995	55,942,943	93,053,695	1,505,508	94,559,203

Net profit for the year		—	—	—	—	8,699,369	8,699,369	75,670	8,775,039
Other comprehensive income		—	—	—	(1,581,252)	—	(1,581,252)	403	(1,580,849)

Total comprehensive income for the year		—	—	—	(1,581,252)	8,699,369	7,118,117	76,073	7,194,190

Transactions with owners
Repurchase of ordinary shares	38	—	—	(82,665)	—	—	(82,665)	—	(82,665)
Capital reduction from non-controlling interests		—	—	—	—	—	—	(1,118)	(1,118)
Exercise of share-based payment	37,39	—	127,063	—	(68,110)	—	58,953	—	58,953
Redemption and extension of convertible promissory notes	34	—	6,209,598	—	(5,584,770)	—	624,828	—	624,828
Contributions from non-controlling interests		—	—	—	—	—	—	15,938	15,938
Dividend declared	37	—	(7,628,573)	—	—	—	(7,628,573)	—	(7,628,573)
Appropriations to general reserve		—	—	—	42,078	(42,078)	—	—	—
Share-based payment	43	—	—	—	45,491	—	45,491	428	45,919

As of December 31, 2022		75	32,073,874	(5,642,769)	2,158,432	64,600,234	93,189,846	1,596,829	94,786,675

The accompanying notes are an integral part of the consolidated financial statements.

F-
11

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year ended December 31,
	Note		2020	2021	2022
			RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operating activities	42	(a)	11,344,711	12,995,271	14,730,306
Income tax paid			(4,223,429)	(8,007,799)	(10,275,005)

Net cash generated from/(used in) operating activities			7,121,282	4,987,472	4,455,301

Cash flows from investing activities
Proceeds from sale of investment assets			151,232,710	132,430,620	99,031,093
Proceeds from sale of property and equipment			3,055	5	19,655
Interest received on investment assets			1,238,619	1,455,115	1,725,499
Payment for acquisition of investment assets			(166,531,308)	(128,591,697)	(97,732,903)
Securities purchases under agreements to resell, net			(700,007)	(4,827,170)	5,527,177
Payment for property and equipment and other long-term assets			(206,496)	(153,051)	(122,843)
Payment for acquisition of subsidiary, net of cash acquired			(40,323)	—	—

Net cash generated from/(used in) investing activities			(15,003,750)	313,822	8,447,678

Cash flows from financing activities
Proceeds from issuance of shares and other equity securities			18,907,992	22,333	15,938

Including: Proceeds from capital contribution from the non-controlling shareholder of subsidiaries			1,564,252	22,333	15,938

Proceeds from exercise of share-based payment			—	43,456	95,911
Proceeds from borrowings			10,589,599	7,262,435	9,046,338
Repayment of borrowings			(2,875,672)	(1,802,187)	(5,794,772)
Redemption of convertible promissory note payable			—	—	(3,747,386)
Payment for lease liabilities			(596,575)	(663,160)	(604,172)
Payment for interest expenses			(1,151,421)	(867,715)	(1,213,186)
Payment for dividend declared			—	—	(7,717,474)
Payment for acquisition of non-controlling interests of subsidiary			—	(4,735)	—
Payment for repurchase of ordinary shares			—	(6,438,455)	—

Net cash generated from/(used in) financing activities			24,873,923	(2,448,028)	(9,918,803)

Effect of exchange rate changes on cash and cash equivalents			(517,865)	(142,607)	57,025

Net increase in cash and cash equivalents			16,473,590	2,710,659	3,041,201
Add: Cash and cash equivalents at the beginning of the year			7,312,061	23,785,651	26,496,310

Cash and cash equivalents at the end of the year	42	(c)	23,785,651	26,496,310	29,537,511

The accompanying notes are an integral part of the consolidated financial statements.

F-
12

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

1	General information
Lufax Holding Ltd (the “Company”) was incorporated in the Cayman Islands on December 2, 2014 as an exempted company with limited liability under the Companies Law (Revised) of the Cayman Islands. The address of its registered office is Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands.
The Company is an investment holding company and with its consolidated subsidiaries and consolidated structured entities that are controlled through contractual arrangements (“Consolidated Affiliated Entities”, or “OPCO”) (collectively referred to as the “Group”) are principally engaged in core retail credit and enablement business to both borrowers and institutions (the “Listing Business”) in the People’s Republic of China (the “PRC”).

2	History and organization of the Group
The Group subscribed RMB3.5 billion or 70% of the equity interest of Ping An Consumer Finance while Ping An Group subscribed RMB1.5 billion or 30%. Ping An Consumer Finance obtained approval from China Banking and Insurance Regulatory Commission (“CBIRC”) in March, 2020 for commencement of operation and started the consumer finance business from April, 2020.
On September 30, 2020, the Company issued automatically convertible promissory notes and optionally convertible promissory notes (collectively, “Convertible Notes”) to certain holders of the Class C ordinary shares
, in exchange for Class C ordinary shares held by them
(collectively, the
“C-round
restructuring”). The automatically convertible promissory notes were converted into ordinary shares automatically upon the closing of the Company’s IPO. The optionally convertible promissory notes can be converted into an aggregate of 38,493,660 ordinary shares, without giving effect to any anti-dilutive adjustments, during the period between the completion of the IPO and September 29, 2023. The Company pays 6% annual interest to the holders of Convertible Notes until the notes are fully repaid or converted. As a result of this transaction, the Company recorded an one-time
expense of USD195 million (equivalent to RMB1,326 million (refer to Note 12)) mainly due to the higher aggregate fair value of approximately Convertible Notes compared to the Class C ordinary shares.

F-1
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2	History and organization of the Group (Continued)

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
and
re-classified
into ordinary shares on a
one-for-one
basis. Upon the completion of the IPO, all of the outstanding automatically convertible promissory notes were automatically converted into 7,566,665 ordinary shares at the IPO price of USD13.50 per ADS (or USD27.00 per ordinary share). As of December 31, 2020, the Company has 1,231,150,560 ordinary shares issued and outstanding (including 35,644,803 ordinary shares issued to Tun Kung Company Limited reserved for use under the Company’s share incentive plans. For the year ended December 31, 2021, treasury shares of 35,644,803 were retired resulting from repurchase of shares from Tun Kung Company Limited (refer to Note 37(f)).
During 2021, the board of directors of the Company authorized share repurchase programs under which the Company could repurchase up to an aggregate of USD1 billion of its ADSs during a specific period of time. As of December 31, 2022, the Company had repurchased approximately 110 million ADSs (or 55 million ordinary shares) for approximately USD877 million under share repurchase programs.

F-1
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2	History and organization of the Group (Continued)

(a)	As of December 31, 2021, the Company had direct or indirect interests in the principal subsidiaries and the principal consolidated affiliated entities as below.

Company Name	Country/place and date of incorporation	Attributable equity interest/economic interest to the Group
Controlled through direct equity holding:
Gem Blazing Limited	Cayman/May 28, 2015	100%
Wincon Hong Kong Investment Company Limited	Hong Kong/December 29, 2014	100%
Weikun (Shanghai) Technology Service Co., Ltd. (“Weikun Technology”)	Shanghai/February 28, 2015	100%
Jinjiong (Shenzhen) Technology Service Company Ltd.	Shenzhen/October 16, 2017	100%
Lufax Holding (Shenzhen) Technology Service Co., Ltd.	Shenzhen/September 25, 2018	100%
Gem Alliance Limited	Cayman/May 26, 2015	100%
Harmonious Splendor Limited	Hong Kong/June 1, 2015	100%
Ping An Puhui Financing Guarantee Co., Ltd (“Puhui Guarantee”)	Nanjing/December 25, 2007	100%
Ping An Puhui Enterprises Management Co., Ltd.	Shenzhen/July 7, 2015	100%
Ping An Puhui Investment & Consulting Co., Ltd.	Shenzhen/September 5, 2005	100%
Shenzhen Ping An Puhui Microloan Co., Ltd.	Shenzhen/September 19, 2010	100%
Ping An Puhui Information Services Co., Ltd.	Harbin/July 18, 2016	100%
Ping An Consumer Finance Co., Ltd.	Shanghai/April 9, 2020	70%
Controlled through Contractual Agreements :
Shanghai Xiongguo Enterprise Management Co., Ltd. (“Xiongguo”)	Shanghai/December 10, 2014	100%
Shanghai Lufax Information Technology Co., Ltd.	Shanghai/September 29, 2011	100%
Shenzhen Lufax Holding Enterprise Management Co., Ltd.	Shenzhen/May 23, 2018	100%
The English names of certain subsidiaries of the Group represent the best effort by the Company’s management to translate their Chinese names, as these subsidiaries do not have official English names.

F-1
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2	History and organization of the Group (Continued)

(b)	As of December 31, 2022, the Company had direct or indirect interests in the principal subsidiaries and the principal consolidated affiliated entities as below.

Company Name	Country/place and date of incorporation	Attributable equity interest/economic interest to the Group
Controlled through direct equity holding:
Gem Blazing Limited	Cayman/May 28, 2015	100%
Wincon Hong Kong Investment Company Limited	Hong Kong/December 29, 2014	100%
Weikun (Shanghai) Technology Service Co., Ltd. (“Weikun Technology”)	Shanghai/February 28, 2015	100%
Jinjiong (Shenzhen) Technology Service Company Ltd.	Shenzhen/October 16, 2017	100%
Lufax Holding (Shenzhen) Technology Service Co., Ltd.	Shenzhen/September 25, 2018	100%
Gem Alliance Limited	Cayman/May 26, 2015	100%
Harmonious Splendor Limited	Hong Kong/June 1, 2015	100%
Ping An Puhui Financing Guarantee Co., Ltd.	Nanjing/December 25, 2007	100%
Ping An Puhui Enterprises Management Co., Ltd.	Shenzhen/July 7, 2015	100%
Chongqing Jinan Microloan Co., Ltd.	Chongqing/December 25, 2014	100%
Ping An Puhui Investment & Consulting Co., Ltd.	Shenzhen/September 5, 2005	100%
Ping An Puhui Information Services Co., Ltd.	Harbin/July 18, 2016	100%
Ping An Consumer Finance Co., Ltd.	Shanghai/April 9, 2020	70%
Controlled through Contractual Agreements:
Shanghai Xiongguo Enterprise Management Co., Ltd. (“Xiongguo”)	Shanghai/December 10, 2014	100%
Shanghai Lufax Information Technology Co., Ltd.	Shanghai/September 29, 2011	100%
Shenzhen Lufax Holding Enterprise Management Co., Ltd.	Shenzhen/May 23, 2018	100%
The English names of certain subsidiaries of the Group represent the best effort by the Company’s management to translate their Chinese names
, as these subsidiaries do not have official English names.

F-1
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2	History and organization of the Group (Continued)

(c)	The following table sets forth the major consolidated structured entities other than Consolidated Affiliated Entities of the Group as of December 31, 2022.

Name	Amount of investment by the Group	Remaining paid-in capital of structured entities (i)
	RMB’000	RMB’000
Trust A	4,020,000	4,020,000
Trust B	2,490,000	2,490,000
Trust C	2,430,000	2,430,000
Trust D	1,960,000	1,960,000
Trust E	1,600,000	1,600,000
Trust F	1,501,000	1,501,000
Trust G	1,110,000	1,110,000
Trust H	18,000	1,105,645
Trust I	1,100,000	1,100,000
Trust J	18,000	1,049,772
Ping An Group also made investments in these structured entities. Meanwhile, Ping An Group also provides certain services to certain consolidated structure entities.

(i)	The remaining paid-in capital is the amount not yet paid to the investors.

(d)
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

Under the Contractual Arrangements, the Company has the power to control the management, financial and operating policies of the Consolidated Affiliated Entities, has exposure or rights to variable returns from its involvement with the Consolidated Affiliated Entities, and has ability to use its power over the Consolidated Affiliated Entities to affect the amount of the returns. As a result, all of these Consolidated Affiliated Entities are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company. The table below sets forth the principal Consolidated Affiliated Entities of the Group as of December 31, 2021 and 2022:

Contract Date	WFOE	OPCO
March 23, 2015	Weikun Technology	Xiongguo
March 23, 2015	Weikun Technology	Shanghai Lufax Information Technology Co., Ltd
November 21, 2018	Lufax (Shenzhen) Technology Service Co., Ltd	Shenzhen Lufax Holding Enterprise Management Co., Ltd

F-1
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2	History and organization of the Group (Continued)

The principal terms of the Contractual Arrangements are further described below:

•	Exclusive Equity Interest Option Agreement
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

F-1
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2	History and organization of the Group (Continued)

(e)	Risks in relation to the Consolidated Affiliated Entities
In the opinion of the Company’s management, the Contractual Arrangements discussed above have resulted in the Company and WFOE having the power to direct activities that most significantly impact the Consolidated Affiliated Entities, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the Consolidated Affiliated Entities at its discretion. The Company has the power to direct activities of the Consolidated Affiliated Entities and can have assets transferred out of the Consolidated Affiliated Entities under its control. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the Consolidated Affiliated Entities. As the Company is conducting its Internet-related activities mainly through the Consolidated Affiliated Entities, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. As the Consolidated Affiliated Entities organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of WFOE for the liabilities of the Consolidated Affiliated Entities, and WFOE does not have the obligation to assume the liabilities of these Consolidated Affiliated Entities.
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

9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2	History and organization of the Group (Continued)

(e)	Risks in relation to the Consolidated Affiliated Entities (Continued)

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

(f)
The following are major financial statements amounts and balances of the Group’s Consolidated Affiliated Entities and their consolidated subsidiaries as of December 31, 2021 and 2022 and for the three years ended December 31, 2022.

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Assets arising from inter-company transactions	3,911	10,328
Amount due from Group companies	535,200	2,412,424
Total assets	21,721,834	14,147,082
Amount due to Group companies	19,827,134	14,625,366
Total liabilities	24,101,238	16,951,253

F-
20

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2	History and organization of the Group (Continued)

(f)
The following are major financial statements amounts and balances of the Group’s Consolidated Affiliated Entities and their consolidated subsidiaries as of December 31, 2021 and 2022 and for the three years ended December 31, 2022.
(Continued)

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Inter-company revenues	(70,159)	5,249	156,029
Total income	1,571,968	1,566,847	966,196
Inter-company expenses	1,012,435	1,422,021	540,809
Total expense	(1,714,084)	(2,213,789)	(1,359,876)
Net loss	(142,116)	(646,942)	(393,680)
Inter-company cash flow	(1,151,110)	1,369,172	(625,594)
Reclassification (i)	—	327,497	1,487,448
Other operating activities	1,835,668	(653,230)	(916,309)
Net cash generated from/(used in) operating activities	684,558	1,043,439	(54,455)
Inter-company cash flow	501,185	(735,327)	564,266
Reclassification (i)	—	(327,497)	(1,487,448)
Payment for advances to consolidated entities	(240,000)	(500,000)	—
Receipts of repayment of the advances from consolidated entities	4,813,732	1,064,669	158
Proceeds from sale of investment assets	16,449,825	20,633,784	9,229,963
Payment for acquisition of investment assets	(28,402,132)	(9,440,542)	(5,675,189)
Other investing activities	(697,316)	(4,826,844)	5,543,944
Net cash generated from/(used in) investing activities	(7,574,706)	5,868,243	8,175,694
Repayment for advances to consolidated entities	(9,031,546)	(17,114,012)	(10,755,583)
Receipts of advances from consolidated entities	16,096,040	9,774,001	4,617,000
Proceeds from borrowings	531,162	572,000	—
Repayment of interest expenses and borrowings	(275,959)	(664,880)	(436,274)
Other financing activities	—	(474)	(1,000)
Net cash generated from/(used in) financing activities	7,319,697	(7,433,365)	(6,575,857)

Effect of exchange rate changes on cash and cash equivalents	(14)	(15)	21
Net increase/(decrease) in cash	429,535	(521,698)	1,545,403
Cash at the beginning of the year	996,523	1,426,058	904,360

Cash at the end of the year	1,426,058	904,360	2,449,763

F-
21

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2	History and organization of the Group (Continued)

(f)
The following are major financial statements amounts and balances of the Group’s Consolidated Affiliated Entities and their consolidated subsidiaries as of December 31, 2021 and 2022 and for the three years ended December 31, 2022.
(Continued)

(i)
This represents the reclassification of certain cash flows that were considered as investing activities in the financial statements of consolidated entities and consolidated affiliated entities’ subsidiaries and as operating activities in the consolidated financial statements of the Group.

As of December 31, 2021 and 2022, the total assets of Group’s Consolidated Affiliated Entities were mainly consisting of cash at bank, restricted cash, financial assets at fair value through profit or loss, financial assets at amortized cost, accounts and other receivables, deferred tax assets and other assets. The total liabilities were mainly consisting of payable to platform users, borrowings, accounts and other payables, payables to investors of consolidated structured entities and other liabilities.

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

F-
2
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3	Summary of significant accounting policies (Continued)

3.1	Basis of preparation (Continued)

New and amended standards and interpretations adopted by the Group
The Group has applied the following standards and amendments for the first time for its consolidated financial statements period commencing January 1, 2022:

•	Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37

•	Reference to the Conceptual Framework – Amendments to IFRS 3

•	Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16

•	IFRS 9 Financial Instruments, IFRS 16 Leases, IAS 41 Agriculture – Annual Improvements to IFRS Standards 2018–2020

•	Amendment to IFRS 16, ‘Leases’ – Covid-19 related rent concessions Extension of the practical expedient (effective 1 April 2021)

•	IFRIC Agenda decision – Lessor forgiveness of lease payments (IFRS 9 and IFRS 16)
The adoption of standards and amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.
New and amended standards and interpretations not yet adopted by the Group
Certain new accounting standards and interpretations have been published that are not mandatory for the year ended December 31, 2022 reporting periods and have not been early adopted by the Group.

Effective for the annual periods beginning on or after
IFRS 17	Insurance contracts	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendment to IFRS 16	Leases on sale and leaseback	January 1, 2024
Amendment to IAS 1	Non current liabilities with covenants	January 1, 2024
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined.
The Group does not expect the adoption of these standards and interpretations will have a significant impact on the Group’s financial position or performance.

F-2
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3	Summary of significant accounting policies (Continued)

3.2	Principles of consolidation and equity accounting

3.2.1	Subsidiaries
Subsidiaries are all entities (including consolidated structured entities as stated in Note 2 above) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Investments in subsidiaries are accounted for using the equity method of accounting.
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

F-2
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
Profits and losses resulting from upstream and downstream transactions between the Group and its associates are recognized in the Group’s financial statements only to the extent of unrelated investors interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.
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
The Group determines whether it is an agent or principal in relation to those structured entities in which the Group acts as an asset manager based on management’s judgment. If an asset manager is an agent, it acts primarily on behalf of others and so does not control the structured entity. It may be the principal if it acts primarily for itself, and therefore controls the structured entity.
With respect to the Consolidated Affiliated Entities, the Group acts as a principal and the determination of the consolidation of the Consolidated Affiliated Entities is set out in Note 2. The unconsolidated structured entities to which the Group has exposure is set out in Note 4.3.

F-2
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

F-2
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
For the purpose of internal reporting and management’s operation review, management personnel operate a core retail credit and enablement business, consumer finance loan business and lujintong referral business. Due to materiality, the Group has only one reporting segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially all located in the PRC, substantially all revenues are earned and substantially all expenses are incurred in the PRC, and accordingly, no geographical segments are presented.

3.6	Foreign currency translation

(i)	Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company is the United States dollar (“USD”). The RMB is the functional currency of the subsidiaries in the PRC. As the major operations of the Group are within the PRC, the Group determined to present its consolidated financial statement in RMB (unless otherwise stated).

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

F-2
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
assets such as equities classified as fair value through other comprehensive income are recognized in other comprehensive income.

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
The Group recognizes a financial asset or a financial liability in its statement of financial position when, and only when, it becomes a party to the contractual provisions of the instrument.
At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

F-2
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
The Group determines the classification of debt investments according to its business model and the contractual cash flow characteristics of the financial assets. The investments are classified as FVPL if the cash flows cannot pass solely payments of principal and interest on the principal amount testing. Otherwise, the classification depends on the business model. For investments in equity instruments, investments are classified as FVPL in general, except those designated as the equity investment at FVOCI. As of December 31, 2021 and 2022, the Group did not hold any financial assets measured as FVOCI.
Debt instruments
Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans, government and corporate bonds. Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

•
Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, and that are not designated at FVPL are measured at amortized cost. Interest income from these financial assets is included in interest income using the effective interest rate method. Any gain or loss arising from derecognition or impairment is recognized directly in profit or loss. Such assets held by the Group mainly include cash at bank, accounts and other receivables, financial assets at amortized cost, financial assets purchased under reverse repurchase agreements, and loans to customers. Purchased or originated credit-impaired financial assets (“POCI”) are those financial assets that are credit- impaired on initial recognition whose interest income is calculated by applying the effective interest rate to the net carrying amount of the financial asset.

•
FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, and that are not designated as FVPL are measured at FVOCI. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss on the instrument’s amortized cost previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in interest income using the effective interest rate method.

•
FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. The gains or losses arising from fair value changes on the debt investments measured at FVPL are recognized in profit or loss.

9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3	Summary of significant accounting policies (Continued)

3.8	Financial assets (Continued)

(ii)	Classification and Measurement (Continued)

Equity instruments
The Group subsequently measures all equity instruments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity instruments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends representing a return on such equity instruments continue to be recognized in profit or loss when the Group’s right to receive payments is established.
Financing guarantee contracts
After initial recognition, an issuer of such a contract shall subsequently measure it at the higher of:

•	the amount of the loss allowance determined in accordance with Note 3.8(iii) and

•	the amount initially recognised less, when appropriate, the cumulative amount of income recognised in accordance with the principles of IFRS 15.

(iii)	Impairment
Expected credit loss (“ECL”) refers to the weighted average amount of credit loss of financial instruments based on the probability of default. Credit loss refers to the difference between all contractual cash flows receivable and all cash flows that the entity expects to receive, discounted at the original effective interest rate.
The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost, with the exposure arising from loan commitments and financing guarantee contracts that are not in the scope of “Insurance Contracts”. A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

•	Choosing appropriate models and assumptions for the measurement of ECL including exposure at default (“EAD”), probability of default (“PD”), loss given default (“LGD”), etc.

•	Determining criteria for significant increase in credit risk;

•	Establishing the number and relative weightings of forward-looking scenarios for the associated ECL.

F-
30

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3	Summary of significant accounting policies (Continued)

3.8	Financial assets (Continued)

(iii)	Impairment (Continued)

For the financial instruments subject to ECL measurement, the Group assesses the significant increase in credit risk since initial recognition or whether an asset is considered to be credit impaired, “Three-stage” expected credit loss models are established and staging definition are set for each of these financial assets class. Incorporating forward-looking information, expected credit losses for financial assets are recognized in different stages.
Stage 1: A financial instrument that is not credit-impaired on initial recognition is classified in “Stage 1” and has its credit risk continuously monitored by the Group. The impairment provision is measured at an amount equal to the
12-month
expected credit losses for the financial assets which are not considered to have significantly increased in credit risk since initial recognition.
Stage 2: If a significant increase in credit risk (“SICR”) since initial recognition is identified, the financial instrument is moved to “Stage 2” but is not yet deemed to be credit-impaired. The impairment provision is measured based on expected credit losses on a lifetime basis.
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

F-
31

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3	Summary of significant accounting policies (Continued)

3.8	Financial assets (Continued)

(iv)	Derecognition
Financial assets are derecognized if one of the following criteria are met:

•	the contractual rights to receive the cash flows from the financial assets have expired;

•	they have been transferred and the Group transfers substantially all the risks and rewards of ownership;

•	they have been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership and the Group has not retained control.
When the equity financial assets measured at FVOCI are derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity directly to retained earnings. When the other financial assets are derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss.
Financial assets (and the related impairment allowances) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans to customers and receivables arising from default guarantee payments are secured, the write-off
is generally after receipt of any proceeds from the realization of collateral. In circumstances where there is no credit enhancement, loans to customers, accounts receivables related to retail credit and enablement business and the related allowance are written off when they are delinquent for 180 days or more.

F-
32

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3	Summary of significant accounting policies (Continued)

3.9	Financial liabilities
At initial recognition, the Group classifies a financial liability as fair value through profit or loss or other financial liabilities. The Group measures a financial liability at its fair value plus, in the case of a financial liability not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial liability. Transaction costs of financial liabilities carried at FVPL are expensed in profit or loss.
When all or part of the current obligations of a financial liability have been discharged, the Group derecognizes the portion of the financial liability or obligation that has been discharged. The difference between the carrying amount of the derecognized liability and the consideration is recognized in profit or loss.
The exchange between the Group and its original lenders of debt instruments with substantially different terms, as well as substantial modifications of the terms of existing financial liabilities, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is more than 10% different from the discounted present value of the remaining cash flows of the original financial liability. In addition, other qualitative factors, such as the currency that the instrument is denominated in, changes in the type of interest rate, new conversion features attached to the instrument and change in covenants are also taken into consideration. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortised over the remaining term of the modified liability.

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
Such financial liabilities held for trading are subsequently measured at fair value. All the related realized and unrealized gains/(losses) are recognized in profit/(loss) in the current year.
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

F-3
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3	Summary of significant accounting policies (Continued)

3.9	Financial liabilities (Continued)

(i)	Financial liabilities at fair value through profit or loss (Continued)

Once designated as fair value through profit or loss at initial recognition, the financial liabilities may not be reclassified to other financial liabilities in subsequent periods. Financial liabilities designated at FVPL are subsequently measured at fair value. Any changes in fair value are recognized in profit or loss, except for changes in fair value arising from changes in the Group’s own credit risk which are recognized in the OCI. Changes in fair value due to changes in the Group’s own credit risk are not subsequently reclassified to profit or loss upon derecognition of the liabilities.
As of December

31, 202
1
 and 2022, the Group did not hold any financial liabilities measured at FVPL other than derivative liabilities (refer to Note 36).

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

F-3
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software so that it will be available for use;

•	management intends to complete the software and use or sell it;

•	there is an ability to use or sell the software;

•	it can be demonstrated how the software will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software are available; and

•	the expenditure attributable to the software during its development can be reliably measured.
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
The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods. When determining the useful life, the Group has taken into the account (i) the estimated period that can bring economic benefits to the Group; and (ii) the period required by the relevant laws and regulations
. The Group estimates the useful life of the trademarks and licenses and computer software based on the period of license, usage of the software, expected technical obsolescence and innovations and industry experience of such intangible assets.

Expected useful life
• Trademarks and licenses	6 years
• Computer software	3-10 years

F-3
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in subsequent periods.
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

F-3
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3	Summary of significant accounting policies (Continued)

3.14	Property and equipment (Continued)

Land and buildings comprise primarily office premises. The estimated useful lives, depreciation rate and estimated residual value rate of buildings, leasehold improvements, office furniture and equipment, computer and electronic equipment and motor vehicles are as follows:

Category	Expected useful life	Estimated residual value rate	Annual depreciation rate
Buildings	30 years	5%	3%
Office furniture and equipment	3-5 years	0% -5%	19%-33%
Computer and electronic equipment	2-5 years	0% -5%	19%-50%
Motor vehicles	3-5 years	5% - 10%	18%-32%
Leasehold improvements	shorter of expected useful life or the lease term	0%	20%-33%
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

F-3
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3	Summary of significant accounting policies (Continued)

3.15	Impairment of non-financial assets (Continued)

For
non-financial
assets other than goodwill (refer to Note 3.13), an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the statement of comprehensive income.
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

F-3
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
Where any group company purchases the Company’s equity instruments, for example as the result of a share buy-back
or a share-based payment plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners’ of the Company as treasury shares until the shares are canceled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners’ of the Company.
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
Accounts and other payables mainly include payable to investors of consolidated structured entities, payable to platform investors, employment benefits payables, payable to external suppliers, tax and other statutory liabilities, and deposit payables, among other things.
Accounts and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

F-
40

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3	Summary of significant accounting policies (Continued)

3.20	Compound financial instruments
Compound financial instruments contain both a liability and an equity component. The compound financial instruments issued by the Group include convertible promissory notes (refer to Note 34) and optionally convertible promissory notes (refer to Note 35).
The liability component, representing the obligation to make fixed payments of compound financial instruments may be converted to ordinary shares at the option of the holders, and the number of shares to be issued is based on an initial fixed conversion price subject to anti-dilutive adjustments. Principal and interest are classified as liability and initially recognized at the fair value, calculated using the market interest rate of a similar liability that does not have an equity conversion option, and are subsequently measured at amortized cost using the effective interest method. The equity component, representing an embedded option to convert the liability into ordinary shares, is initially recognized in other reserves as the difference between the proceeds received from the compound financial instruments as a whole and the amount of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to the allocation of proceeds.
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

F-
41

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3	Summary of significant accounting policies (Continued)

3.22	Share-based payment
The Group operates certain equity-settled, share incentive plans including share options and performance share units (PSUs), under which the Group receives services from employees as consideration for equity instruments.
The total amount to be expensed is determined by reference to the fair value of the shares underlying the grants, which includes the impact of market performance conditions (for example, an entity’s share price) but excludes the impact of any service and non-market
performance vesting conditions (for example, profitability, sales growth targets and remaining as an employee of the entity over a specified time period) and includes the impact of any non-vesting
conditions (for example, the requirement for employees to save or holding shares for a specified period of time). The Group also estimates the number of total shares expected to vest taking into consideration service and non-market
performance conditions.
Total expense based on fair value of the shares underlying the grants and number of shares expected to vest is recognized over the vesting period.
At the end of each reporting period, the Group revises its estimates of the number of shares underlying grants that are expected to vest based on the non-market
performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in statements of comprehensive income, with a corresponding adjustment to equity.

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
The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depicts the Group’s performance in satisfying the performance obligation:

•	direct measurements of the value transferred by the Group to the customer; or

•	the Group’s efforts or inputs to the satisfaction of the performance obligation.

F-
42

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
The specific accounting policies for the Group’s main types of revenue are as below:

3.23.1	Technology platform-based income and guarantee income
The Group engages primarily in operating a platform for facilitating borrowers and institutional funding partners. For the loans originated by banks for which the Group determines that it is not the legal lender in the loan origination and repayment process or trust plans that the Group does not need to consolidate, the Group does not record loans to customers and payables arising from such transactions.
The Group determines that both borrower and institutional funding partners are its customers. In accordance with a series of contracts entered into among the borrowers, institutional funding partners and the Group, the Group provides loan enablement and post origination services to its customers and its obligation to repay in the event of default. Loan enablement services include credit assessment of the borrower, enabling loans from the funding partner to the borrower and providing technical assistance to the borrower and the funding partner. Post-origination services include repayment reminders, payment processing, and collection services. The Group determines loan enablement and post origination as two performance obligations. The Group also takes partial credit risk of off-balance
sheet loans to borrowers through the relevant guarantee arrangements and the revenue recognised from this guarantee service has been accounted for as “guarantee income” in the statement of comprehensive income. Account management service provided to credit enhancement providers is considered a separate service outside of the above performance obligations.
The Group generally collects guarantee fees and one combined service fees covering both loan enablement and post origination services from the borrowers on a monthly installment basis. The total consideration including service fees and guarantee fees are first allocated to the guarantee liability at its fair value upon inception of the loan contracts and the residual consideration is then allocated to loan enablement and post origination services based on their estimated standalone selling price. When estimating total consideration, the Group considers early termination scenarios, as the Group does not receive the full contractual service fees amount under early termination, given that the service fees is collected on a monthly basis prior to loan termination.
The Group does not have an observable standalone selling price for the loan enablement services or post origination services because it does not provide loan enablement services or post origination services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group.

F-4
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3	Summary of significant accounting policies (Continued)

3.23	Revenue recognition (Continued)

3.23.1	Technology platform-based income and guarantee income (Continued)

As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan enablement services and post origination services as the basis of revenue allocation. When estimating the selling prices, the Group considers the cost related to such services and profit margin.
The transaction price allocated to loan enablement is recognized as revenue upon execution of loan agreements between funding partners and borrowers; the consideration allocated to post-origination services is recognized over the period of the loan on a systematic basis, which approximates the pattern of when the post origination services are performed.
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
Besides, the Group also receives service fees recognized as “referral income from platform service” in statement of comprehensive income based on the principal of personal lending referred by the Group to the financial institutions which provide funding directly to borrowers and the Group does not take any credit risk in relation to this referral arrangement. Such fee is recognized upon successful facilitation, which is the only performance obligation agreed in the contract.
The Group offers a full suite of wealth management products available from third-party institutional investment product providers to the investors on its technology platform. Such products include asset management plans, bank products, mutual funds, private investment funds, trust plans and others. Other technology platform–based income consist primarily of fee collected from product providers for facilitation of investment products offered on its technology platform and fees collected from financial institutions which is the only performance obligation agreed in the contract.

F-4
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3	Summary of significant accounting policies (Continued)

3.23	Revenue recognition (Continued)

3.23.2	Interest income
Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

3.23.3	Other income
Other income mainly comprises income for account management service fees. The Group provides reminder services to the credit enhancement providers for loans facilitated by the Group that are covered by their credit enhancement services. Account management service fees are recognized over time based on the number of accounts managed and the performance of the underlying loans.

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

F-4
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3	Summary of significant accounting policies (Continued)

3.24	Leases (Continued)

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

3.27	Dividends
Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

F-4
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

	As of December 31,
	2021	2022
	RMB’000	RMB’000
5% appreciation of RMB	699,049	(124,798)
5% depreciation of RMB	(699,049)	124,798

F-4
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk
Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Interest on floating rate instruments is repriced at intervals of one year or less. Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose the Group to cash flow interest rate risk, whereas fixed rate instruments expose the Group to fair value interest risk. The Group’s interest rate risk mainly arises from fixed rate instruments including cash at bank, accounts and other receivables and contract assets, loans to customers, accounts and other payables and contract liabilities, etc. The Group’s interest rate risk policy requires it to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities.
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

F-
48

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

	As of December 31, 2022
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Cash at bank	33,218,805	42,142	1,602,690	3,490,181	5,528,309	—	—	43,882,127
Restricted cash	24,333,782	1,544,978	482,037	147,478	356	—	—	26,508,631
Financial assets at fair value through profit or loss	7,128,410	1,131,041	313,221	—	—	2,454,227	18,062,548	29,089,447
Financial assets at amortized cost	2,502,673	647,026	112,128	856,808	—	597,813	—	4,716,448
Accounts and other receivables and contract assets	—	—	—	—	—	—	15,758,135	15,758,135
Loans to customers	51,150,197	95,812,445	49,552,823	9,616,373	158,248	5,156,559	—	211,446,645

Total financial assets	118,333,867	99,177,632	52,062,899	14,110,840	5,686,913	8,208,599	33,820,683	331,401,433

F-
50

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

	As of December 31, 2022
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
LIABILITIES
Payable to platform investors	—	—	—	—	—	—	1,569,367	1,569,367
Borrowings	9,086,732	27,828,781	—	—	—	—	—	36,915,513
Bond payable	—	2,143,348	—	—	—	—	—	2,143,348
Accounts and other payables and contract liabilities	3,745,929	—	—	—	—	—	5,385,010	9,130,939
Payable to investors of consolidated structured entities	42,664,737	86,300,977	44,005,269	4,111,964	64,779	—	—	177,147,726
Financing guarantee liabilities	—	—	—	—	—	—	5,763,369	5,763,369
Lease liabilities	126,034	294,856	253,475	67,629	6,813	—	—	748,807
Convertible promissory note payable	—	—	—	—	5,164,139	—	—	5,164,139
Optionally convertible promissory notes	—	8,142,908	—	—	—	—	—	8,142,908

Total financial liabilities	55,623,432	124,710,870	44,258,744	4,179,593	5,235,731	—	12,717,746	246,726,116

Nominal amount of interest rate swap	(8,984,334)	8,984,334	—	—	—	—	—	—

Total interest rate sensitivity gap	71,694,769	(34,517,572)	7,804,155	9,931,247	451,182	8,208,599	21,102,937	84,675,317

The Group performs interest rate sensitivity analysis on profit for the Group by measuring the impact of a change in interest rate of financial assets, liabilities and interest rate derivative instruments.

F-
51

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The table below illustrates the impact to profit before tax of the coming year as of each reporting date based on the structure of interest-bearing assets, liabilities and interest rate derivative instruments as of December 31, 2021 and 2022, caused by a parallel shift of 100 basis points in interest rates.

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Change in interest rate
-100 basis points	(648,804)	(497,888)
+100 basis points	648,804	497,888
In the sensitivity analysis, the Group adopts the following assumptions when determining business conditions and financial index:

•	The fluctuation rates of different interest-bearing assets and liabilities are the same;

•	All assets and liabilities are re-priced in the middle of relevant periods;

•	Analysis is based on static gap on reporting date, regardless of subsequent changes;

•	No consideration of impact on customers’ behavior resulting from interest rate changes;

•	No consideration of impact on market price resulting from interest rate changes;

•	No consideration of actions taken by the Group.
Therefore, the actual changes of net profit may differ from the analysis above.

4.1.2	Credit risk
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

F-
52

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
To those accounts and other receivables and contract assets, there are policies to control the credit risk exposures. The Group evaluates the possibility of guarantee from third parties, credit record and other factors such as current market condition. The Group monitors customer credit records at regular intervals, and takes action such as official notifications, shortening credit periods or canceling credit periods etc. to ensure the Group’s credit risk remains under control when the customers with bad credit records are identified.
Credit exposure
Without taking collateral and other credit enhancements into consideration, for on-balance
sheet assets, the maximum exposures are based on net carrying amounts as reported in the financial statements. The Group also assumes credit risk due to financing guarantee contracts. The following table sets forth the credit exposure of the Group as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
On-balance sheet
Cash at bank	34,743,188	43,882,127
Restricted cash	30,453,539	26,508,631
Financial assets at fair value through profit or loss	31,023,211	29,089,447
Financial assets at amortized cost	3,784,613	4,716,448
Financial assets purchased under reverse repurchase agreements	5,527,177	—
Accounts and other receivables and contract assets	22,344,773	15,758,135
Loans to customers	214,972,110	211,446,645

	342,848,611	331,401,433

Off-balance sheet
Financing guarantee contracts	64,731,369	68,502,938

F-5
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
Expected credit loss
Credit risk measurement
The estimation of credit exposure for risk management purposes is complex and requires the use of models, as the exposure varies with changes in market conditions, expected cash flows and the passage of time. The assessment of credit risk of a portfolio of assets entails further estimations as to the likelihood of defaults occurring, of the associated loss ratios and of default correlations between counterparties. The Group measures credit risk using PD, EAD and LGD. This is similar to the approach used for the purposes of measuring ECL under IFRS 9.

F-5
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
POCI are those financial assets that are credit- impaired on initial recognition. Their ECL is always measured on a lifetime basis.
The following diagram summarizes the impairment requirements under IFRS 9 (other than POCI).
Change in credit quality since initial recognition

Stage 1	Stage 2	Stage 3
(Initial recognition)	(Significant increase in credit risk since initial recognition)	(Credit-impaired assets)
12-month ECL	Lifetime ECL	Lifetime ECL
The key judgments and assumptions adopted by the Group in addressing the requirements of the standard are discussed below:

(a)	Significant increase in credit risk (SICR)
For loans to customers, the Group considers a loan to have experienced a significant increase in credit risk if the borrower is overdue 30 days or above on its contractual payments. No qualitative criteria is considered by the Group since the Group monitors the risk of borrowers purely based on the overdue period. For other financial assets measured at amortized cost, the Group sets quantitative and qualitative criteria to judge if there is significant increase in credit risk, and the criteria include: overdue 30 days or above, the forward-looking information and various reasonable supporting information, when determining the ECL staging for financial assets.

F-55

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

(b)	Definition of default and credit-impaired assets
For loans to customers, the Group defines a financial instrument as in default, which is fully aligned with the definition of credit-impaired if the borrower is more than 90 days (including 90 days) past due on its contractual payments. No qualitative criteria is considered by the Group since the Group monitors the risk of borrowers purely based on the overdue period. For other financial assets measured at amortized cost, the Group sets quantitative and qualitative criteria to define as in default, and the criteria include: overdue for more than 90 days (including 90 days) and various reasonable supporting information.
The criteria above are consistent with the definition of default used for internal credit risk management purposes. The default definition has been applied consistently to model the PD, EAD and LGD throughout the Group’s expected loss calculations.

(c)	Measuring ECL – Explanation of inputs, assumptions and estimation techniques
The ECL is measured on either a
12-month
(“12M”) or Lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired. Key impacts used to determine ECL include PD, EAD and LGD, which are defined as follows:

•
PD represents the likelihood of a borrower defaulting on its financial obligation (as mentioned in “Definition of default and credit-impaired assets” above), either over the next 12 months (“12M PD”), or over the remaining lifetime (“Lifetime PD”) of the obligation.

•
LGD represents the Group’s expectation of the extent of loss on a defaulted exposure. LGD varies by type and availability of collateral or other credit support. LGD is expressed as a percentage loss per unit of exposure at the time of default.

•
EAD is based on the amounts the Group expects to be owed at the time of default, over the next 12 months (“12M EAD”) or over the remaining lifetime (“Lifetime EAD”). For example, for a revolving commitment, the Group includes the current drawn balance plus any further amount that is expected to be drawn up to the current contractual limit by the time of default, should it occur.

The ECL is determined by projecting the PD, LGD and EAD for each future month and for each individual exposure or collective segment. These three components are multiplied together and adjusted for the likelihood of survival (i.e. the exposure has not prepaid or defaulted in an earlier month).

F-56

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(c)	Measuring ECL – Explanation of inputs, assumptions and estimation techniques (Continued)

The
12-month
and lifetime PDs are determined based on the defaults developed with reference to historical observed data. The duration of historical observed data gathered which is most relevant to reflect the current risk profile of outstanding loan portfolio is determined by management by applying judgement, considering the latest changes in economy, trend in recent default rates under different portfolio and the latest strategy in customer selections.
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
There have been no significant changes in estimation techniques during the years ended December 31, 2020, 2021 and 2022.

(d)	Forward-looking information incorporated in the ECL models
The Group has developed macro-economic forward-looking adjustment model by establishing a pool of macro-economic indicators, preparing data, filtering model factors and adjusting forward-looking elements, and the indicators include gross domestic product (GDP), customer price index (CPI), broad measure of money supply (M1) and other macro-economic variables. Through regression analysis, the relationship among these economic indicators in history with PD is determined, and PD then determined through forecasting economic indicators. The forecasting methods and critical assumptions applied had no material changes during the years ended December 31, 2020, 2021 and 2022.

F-5
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
The Group considered different macroeconomic scenarios. As of December 31, 2021 and 2022, the key macroeconomic assumptions used to estimate expected credit losses are listed below.

As of December 31,
	2021	2022
GDP – year on year percentage change	5.0%-6.2%	3.8%-5.5%
CPI – year on year percentage change	2.3%-2.6%	2.0%-2.4%
Broad measure of money supply (M1) – year on year percentage change	8.1%-9.1%	7.3%-8.6%
Similar to other economic forecasts, the forecasts of economic indicators have high inherent uncertainties and therefore actual results maybe significantly different from the forecasts. The Group considered above forecasts as its best estimate as of December 31, 2021 and 2022.
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
The Group has the highest weight of the base scenario. The loans to customers and financing guarantee contracts assumed that if the weight of the upside scenario increased by 10% and the weight of the base scenario reduced by 10%, the Group’s ECL impairment provision as of December 31, 2020, 2021 and 2022 would be reduced by RMB5 million and RMB15 million and RMB62 million, respectively; if the weight of the downside scenario increased by 10% and the weight of the base scenarios reduced by 10%, the Group’s ECL impairment provision as of December 31, 2020, 2021 and 2022 would be increased by RMB6 million and RMB32 million and RMB123 million, respectively.

8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Total ECL and financing guarantee liabilities under assumption of reclassification of financial instruments from stage 2 to stage 1	4,897,881	10,479,472
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	5,450,980	12,826,347

Difference-amount	(553,099)	(2,346,875)
Difference-ratio	-10%	-18%

Maximum exposure to credit risk before collateral held or other credit enhancements
The following presents the credit risk exposure of the financial instruments under the scope of expected credit loss mentioned in measurement of ECL without considering guarantee or any other credit enhancement measures:

F-
59

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Maximum exposure to credit risk before collateral held or other credit enhancements (Continued)

	As of December 31, 2021
	Stage I	Stage II	Stage III	POCI	Maximum Credit Risk Exposure
(in RMB’000)
Book value
On-balance sheet
Financial assets at amortized cost	2,697,852	—	584,739	502,022	3,784,613
Loans to customers	213,665,161	1,263,965	42,984	—	214,972,110

Total	216,363,013	1,263,965	627,723	502,022	218,756,723

Off-balance sheet
Financing guarantee contracts	64,416,918	314,451	—	—	64,731,369

	As of December 31, 2022
	Stage I	Stage II	Stage III	POCI	Maximum Credit Risk Exposure
(in RMB’000)
Book value
On-balance sheet
Financial assets at amortized cost	4,118,635	—	281,531	316,282	4,716,448
Loans to customers	208,609,176	2,763,586	73,883	—	211,446,645

Total	212,727,811	2,763,586	355,414	316,282	216,163,093

Off-balance sheet
Financing guarantee contracts	67,011,692	1,491,246	—	—	68,502,938

For other
on-balance
sheet financial assets, the maximum credit risk exposure is their net carrying amount.

F-
60

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
The following table analyses the Group’s financial liabilities into relevant maturity grouping based on the remaining period at the end of each reporting period to the contractual or expected maturity date. The amounts disclosed in the table are undiscounted contractual or expected cash flows including interest payments computed using contractual rates, or, if floating, based on current rates, and interests with financial liabilities denominated in foreign currencies translated into RMB using the spot rate as of balance sheet date:

F-
61

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.3	Liquidity risk (Continued)

	As of December 31, 2021
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial liabilities -
Payable to platform investors	2,747,891	—	—	—	—	2,747,891
Borrowings	—	16,717,997	9,628,462	—	—	26,346,459
Accounts and other payables and contract liabilities	8,814,255	—	—	—	—	8,814,255
Payable to investors of consolidated structured entities	45,628	148,079,478	49,505,033	5,570,774	—	203,200,913
Financing guarantee liabilities	64,731,369	—	—	—	—	64,731,369
Lease liabilities	—	484,497	248,770	85,180	9,329	827,776
Convertible promissory note payable	—	91,869	12,502,777	—	—	12,594,646
Optionally convertible promissory notes	—	442,840	7,823,510	—	—	8,266,350

	76,339,143	165,816,681	79,708,552	5,655,954	9,329	327,529,659

	As of December 31, 2022
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial liabilities -
Payable to platform investors	1,569,367	—	—	—	—	1,569,367
Borrowings	—	37,506,884	—	—	—	37,506,884
Bond payable	—	2,209,274	—	—	—	2,209,274
Accounts and other payables and contract liabilities	5,385,010	3,745,929	—	—	—	9,130,939
Payable to investors of consolidated structured entities	47,351	133,933,056	45,293,609	4,182,362	65,607	183,521,985
Financing guarantee liabilities	68,502,938	—	—	—	—	68,502,938
Lease liabilities	—	462,785	247,494	67,737	6,819	784,835
Convertible promissory note payable	—	50,177	50,177	50,177	6,867,555	7,018,086
Optionally convertible promissory notes	—	8,546,138	—	—	—	8,546,138

	75,504,666	186,454,243	45,591,280	4,300,276	6,939,981	318,790,446

F-
62

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

F-6
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

4	Financial instruments and risks (Continued)

4.3	Group’s maximum exposure to structured entities (Continued)

	As of December 31, 2021
(In RMB’000)	Size	Carrying amount of investment in structured entities	Group’s maximum exposure	Interest held by Group
Unconsolidated structured products managed by third parties (a)	NA	8,661,387	8,661,387	Investment income
Unconsolidated structured products managed by affiliated entities (a)	NA	12,219,226	12,219,226	Investment income
Unconsolidated structured products serviced by the Group.	18,178,437	—	1,428,320	Service fees

	As of December 31, 2022
(In RMB’000)	Size	Carrying amount of investment in structured entities	Group’s maximum exposure	Interest held by Group
Unconsolidated structured products managed by third parties (a)	NA	17,312,195	17,312,195	Investment income
Unconsolidated structured products managed by affiliated entities (a)	NA	8,321,066	8,321,066	Investment income
Unconsolidated structured products serviced by the Group.	2,581,999	—	1,849,897	Service fee
These unconsolidated structured products mainly include asset management plans, trust plans, mutual funds, private fund and bank wealth management products which are all classified as financial assets at amortized cost or financial assets at fair value through profit or loss.

(a)	The information in relation to the size of these unconsolidated structured products is not available from open market.

4.4	Fair value estimation
The Group’s main financial instruments carried at fair value are financial assets at fair value through profit or loss.
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:
Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The primary quoted market price used for financial assets held by the Group is net asset value at daily basis. Financial instruments included in Level 1 comprise primarily equity investments, fund investments and bond investments traded on stock exchanges and open-ended mutual funds.
Level 2: Valuation techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly (such as price) or indirectly (such as calculated based on price). These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

F-6
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
For Level 3 financial instruments, fair value is determined using valuation methodologies such as discounted cash flow models and other similar techniques. One of significant inputs used in these valuation techniques is generally unobservable.
The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

F-6
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

4	Financial instruments and risks (Continued)

4.4	Fair value estimation (Continued)

As of December 31, 2021	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Unlisted Securities
Asset management plans	—	7,802,270	505,503	8,307,773
Trust plans	—	2,448,373	603,716	3,052,089
Private fund and other equity investments	—	2,765,016	—	2,765,016
Mutual funds	2,486,541	—	—	2,486,541
Corporate bonds	—	3,017,849	47,023	3,064,872
Bank wealth management products	—	4,589,101	—	4,589,101
Structured deposits	—	6,640,977	—	6,640,977
Others debt investments	—	—	108,991	108,991

Listed Securities
Stock	7,851	—	—	7,851

Derivative instruments
Interest rate swap	—	38,403	—	38,403
Foreign currency swap	—	(25,772)	—	(25,772)

Total	2,494,392	27,276,217	1,265,233	31,035,842

As of December 31, 2022	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Unlisted Securities
Asset management plans	—	4,667,559	342,154	5,009,713
Trust plans	—	3,268,709	621,840	3,890,549
Private fund and other equity investments	—	1,603,219	440,832	2,044,051
Mutual funds	7,125,498	—	—	7,125,498
Corporate bonds	—	—	46,435	46,435
Bank wealth management products	—	7,563,450	—	7,563,450
Structured deposits	—	2,406,785	—	2,406,785
Others debt investments	—	—	1,002,966	1,002,966

Derivative instruments
Interest rate swap	—	222,086	—	222,086
Foreign currency swap	—	225,357	—	225,357

Total	7,125,498	19,957,165	2,454,227	29,536,890

There were no changes in valuation techniques during the period.

F-6
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

4	Financial instruments and risks (Continued)

4.4	Fair value estimation (Continued)

The following table presents the changes in level 3 instruments for the years ended December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020	2021	2022

	Financial assets at fair value through profit or loss
	RMB’000	RMB’000	RMB’000
As of beginning of the year	2,842,839	1,266,495	1,265,233
Additions	—	131,829	1,548,065
Disposal	(1,266,827)	(29,664)	(300,136)
Transfer into level 3	—	1,035,642	—
Transfer out of level 3	—	(3,047)	—
Gains or losses recognized in profit or loss	(309,517)	(1,136,022)	(58,935)

As of end of the year	1,266,495	1,265,233	2,454,227

For the year ended December 31, 2021, RMB1,035.6 million investment in certain wealth management products was transferred from Level 2 to Level 3 as significant unobservable inputs were applied in valuation method.
All of the unrealised gains or losses of level 3 instruments for the period are recognized in investment income (refer to Note 9).
Fair value measurements using significant unobservable input:
The level of fair value measurement is determined by the lowest level input with material significance in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the estimation of fair value.
As of December 31, 2020, 2021 and 2022, the level 3 instruments were mainly unlisted securities at fair value through profit or loss. As the unlisted securities are not traded in an active market, their fair values have been determined using the discounted cash flow method whereby the discount rate adjustment technique is applied. The discount rate used to determine the present value was a rate that reflects current market assessments of the time value of money and the risks specific to the assets as at each reporting date. The determination of discount rate involved critical estimates and judgments by the management. As of December 31, 2020, 2021 and 2022, the discount rates used to determine fair value of level 3 instruments ranged from 6.8% to 9.5%.
The table below illustrates the impact to profit/(loss) before income tax for the years ended December 31, 2020, 2021 and 2022, if the risk-adjusted discount rate had increased/decreased by 100 basis points with all other variables held constant.

	As of December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Expected changes in profit/(loss) before income tax
+100 basis points	(28,078)	(42,509)	(42,824)
-100 basis points	29,023	45,553	45,826

F-6
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

5	Critical accounting estimates and judgments
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
The Group tests annually whether goodwill has suffered any impairment. The recoverable amount of cash generating units and groups of cash generating units is the higher of value-in-use
(“VIU”) and fair value less costs of sale. These calculations require the use of accounting estimates. If management revises the gross margin that is used in the calculation of the future cash flows of asset groups and groups of asset groups, and the revised gross margin is lower than the one currently used, the Group may have to recognize further impairment against goodwill. If management revises the pre-tax
discount rate applied to the discounted cash flows, and the revised pre-tax
discount rate is higher than the one currently applied, the Group may have to recognize further impairment against goodwill. If the actual gross margin is higher than or pre-tax
discount rate is lower than management’s estimates, the impairment loss of goodwill previously provided for is not allowed to be reversed by the Group.

5.2	Recognition of loan enablement service fees and post-origination service fees
The Group recognizes loan enablement and post origination service fees by allocating total consideration to be received during the performance of borrowing period to different performance obligations. The Group estimates total consideration to be received by considering early termination scenarios. From time to time, the Group reviews actual early termination data observed and adjusts the early termination assumptions used in revenue recognition to reflect management’s best estimate. The Group considers the upfront loan enablement services and post loan enablement services as distinct performance obligations. However, the Group does not provide these services separately, and the third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees competitors charge for these services. As a result, the Group uses the expected-cost-plus-a-margin
approach to determine its best estimate of selling prices of the different performance obligations as the basis for allocation. When estimating the selling prices, the Group considers the cost related to such services and profit margin.

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

F-6
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

5	Critical accounting estimates and judgments (Continued)

5.4	Classification of financial instruments
The judgments in determining the classification of financial assets include the analysis of business models and the characteristics of contractual cash flows.
An entity’s business model refers to how an entity manages its financial assets in order to generate cash flows. That is, the entity’s business model determines whether cash flows will result from collecting contractual cash flows, selling financial assets or both. It is typically observable through the activities that the entity undertakes to achieve the objective of the business model. An entity will need to use judgment when it assesses its business model for managing financial assets and that assessment is not determined by a single factor or activity. Instead, the entity must consider all relevant evidence that is available at the date of the assessment.
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

9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

5	Critical accounting estimates and judgments (Continued)

5.6	Measurement of the expected credit losses
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
To determine whether the Group controls the structured entities of which the Group acts as the asset manager or retail credit and enablement service provider, management applies judgment based on all relevant facts and circumstances to determine whether the Group is acting as the principal or agent for the structured entities. If the Group is acting as the principal, it has control over the structured entities. In assessing whether the Group is acting as the principal, the Group considers factors such as the scope of the decision-making authority, rights held by other parties, remuneration to which it is entitled to, and exposure to variable returns resulting from its additional involvement with structured entities. The Group will perform reassessment once the facts and circumstances change leading to changes in the above factors.
Please refer to Note 4.3 for disclosure of the maximum risk exposure of unconsolidated structured entities of the Group.

F-
70

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

6	Technology platform-based income

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Technology platform–based income
Retail credit and enablement service fees	39,587,797	36,793,020	28,621,121
Other technology platform–based income	1,634,045	1,501,297	597,311

	41,221,842	38,294,317	29,218,432

		Year ended December 31,
		2020	2021	2022
		RMB’000	RMB’000	RMB’000
Retail credit and enablement service fees
Loan enablement service fees	At a point in time	7,141,725	5,675,612	3,446,163
Post-origination service fees	Over time	32,315,179	30,411,362	24,028,033
Referral income from platform service	At a point in time	130,893	706,046	1,146,925

		39,587,797	36,793,020	28,621,121

(a)	The table below sets forth the remaining performance obligations of long-term contracts:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of the year
Expected to be recognized within one year	20,908,676	11,330,057
Expected to be recognized in one to two years	8,131,102	5,643,999
Expected to be recognized over two years	1,724,952	1,937,183

	30,764,730	18,911,239

F-
71

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

7	Net interest income

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Loans originated by consolidated trust plans
Interest income	10,640,860	21,229,806	25,869,521
Interest expense	(4,283,151)	(8,400,992)	(10,216,770)

Net interest income from loans originated by consolidated trust plans	6,357,709	12,828,814	15,652,751

Loans originated by consumer finance company and microloan lending companies
Interest income	1,395,961	1,535,023	4,023,755
Interest expense	(3,210)	(189,606)	(695,130)

Net interest income from loans originated by microloan lending companies and consumer finance company	1,392,751	1,345,417	3,328,625

Total net interest income	7,750,460	14,174,231	18,981,376

8	Other income

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Account management service fees	1,253,760	3,507,999	1,094,030
Penalty fee income	212,328	276,250	80,201
Others	50,954	91,158	63,773

	1,517,042	3,875,407	1,238,004

F-
72

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

9	Investment income

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Interest income
Financial assets at amortized cost	304,627	479,043	341,617
Financial assets purchased under reverse repurchase agreements	29,328	83,763	76,737

	333,955	562,806	418,354

Realized gains
Financial assets at fair value through profit or loss	1,163,988	991,437	1,099,568
Financial assets at amortized cost	—	80,866	—

	1,163,988	1,072,303	1,099,568

Net change in unrealized gains/(losses)
Financial assets at fair value through profit or loss (Note 17)	(558,044)	(483,356)	(212,297)

	939,899	1,151,753	1,305,625

F-7
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

10	Expense by nature

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Employee benefit expenses (Note 10.1)	14,145,207	16,402,993	15,080,319
Loan origination and servicing expenses	7,091,078	5,712,598	3,667,962
Promotion and advertising expenses	1,221,762	1,685,847	1,525,797
Outsourcing service expenses	1,333,342	1,355,273	1,391,292
Payment processing expenses	1,204,712	1,197,869	1,134,905
Trust management fee	504,428	1,078,380	1,251,761
Depreciation of right-of-use assets (Note 25)	604,018	608,889	578,014
Taxes and surcharges	380,460	534,647	568,826
Business entertainment expenses	769,834	619,328	389,369
Depreciation of property and equipment (Note 23)	226,862	193,511	177,799
Audit fees	49,618	42,376	39,271
Amortization of intangible assets (Note 24)	31,831	22,234	15,325
Listing expenses	—	—	11,418
Others	1,049,327	740,039	1,057,293

Total sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses	28,612,479	30,193,984	26,889,351

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Sales and marketing expense
Borrower acquisition expenses	11,506,402	10,119,525	7,865,407
General sales and marketing expenses	5,402,999	6,637,150	6,653,847
Investor acquisition and retention expenses	819,888	676,984	301,092
Referral expenses from platform service	84,268	559,413	936,570

	17,813,557	17,993,072	15,756,916

F-7
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

10	Expense by nature (Continued)

10.1	Employee benefit expenses

(a)	Employee benefit expenses are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Wages, salaries and bonuses	10,764,239	11,681,753	10,163,216
Other social security costs, housing benefits and other employee benefits	2,787,803	3,157,771	3,293,366
Pension costs – defined contribution plans	427,917	1,430,074	1,577,818
Share-based payment (Note 43)	165,248	133,395	45,919

	14,145,207	16,402,993	15,080,319

(b)	Five highest paid individuals
The five individuals whose emoluments excluding share-based payment were the highest in the Group for the years ended December 31, 2020, 2021 and 2022 include four, three and two directors, whose emoluments are reflected in the analysis shown in Note 47. The emoluments payable to the remaining one, two and three individuals during the years ended December 31, 2020, 2021 and 2022 are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Wages, salaries and bonuses	4,600	12,294	10,044
Other social security costs, housing benefits and other employee benefits	1,515	2,132	2,819
Pension costs – defined contribution plans	—	57	149

	6,115	14,483	13,012

F-7
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

10	Expense by nature (Continued)

10.1	Employee benefit expenses (Continued)

(b)	Five highest paid individuals (Continued)

The emoluments fell within the following bands:

	Year ended December 31,
	2020	2021	2022
Emolument bands (in RMB’000)
1,000 – 5,000	—	—	2
5,001 – 10,000	1	2	1

	1	2	3

11	Credit impairment losses

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Financing guarantee contracts	772,614	2,933,903	7,660,622
Loans to customers	744,893	2,441,111	7,175,389
Accounts and other receivables and contract assets	1,499,344	991,903	1,140,937
Financial assets at amortized cost	18,193	272,909	575,161
Others	144	3,901	(1,644)

	3,035,188	6,643,727	16,550,465

F-7
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

12	Finance costs

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Interest expenses on convertible promissory note	883,759	893,001	1,045,611
Interest expenses on borrowings	211,306	380,447	701,637
Interest expenses on Convertible Notes	135,412	495,079	521,747
One-time expenses related to early redemption and extension of convertible promissory note (Note 34(a))	—	—	173,775
Interest expense s on lease liabilities	46,567	38,709	41,402
Interest expenses on unpaid consideration of convertible promissory note (Note 34(a))	—	—	16,162
Interest expenses on consolidated wealth management products	92,302	9,122	6,473
One-time expenses related to C-round restructuring	1,326,007	—	—
Interest expenses on convertible redeemable preferred shares	534,686	—	—
Bank interest income	(364,385)	(820,843)	(1,267,815)

	2,865,654	995,515	1,238,992

F-7
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

13	Other gains/(losses) – net

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Government grants	164,988	251,309	408,164
Input VAT super-deduction	81,850	46,127	92,230
ADS transferring income	3,444	109,843	236,827
Foreign exchange gains/(losses)	192,337	206,753	(877,232)
Others	(58,349)	(114,653)	143,470

	384,270	499,379	3,459

The foreign exchange gains in 2020 and 2021, amounting to RMB192 million and RMB207 million, respectively, was mainly due to the appreciation of RMB against USD. The significant increase in foreign exchange losses for the year ended December 31, 2022, amounting
to RMB877 million was mainly due to the depreciation of RMB against USD.

14	Income tax expenses
The following table sets forth the income tax expense of the Group for the years ended December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Current income tax	5,570,012	13,105,863	4,494,818
Deferred income tax	63,253	(6,414,745)	(256,586)

	5,633,265	6,691,118	4,238,232

F-7
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

14	Income tax expenses (Continued)

The following table sets forth the reconciliation from income tax calculated based on the applicable tax rates and profit before income tax expenses presented in the consolidated financial statements to the income tax expenses:

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Profit before income tax expenses	17,909,505	23,400,178	13,013,271
Income tax calculated at the PRC statutory tax rate of 25%.	4,477,376	5,850,045	3,253,318
Tax effect of:
Differential income tax rates applicable to subsidiaries (a)(b)(c)(d)	756,392	263,707	534,154
Deductible temporary differences and tax losses for which no deferred tax asset was recognized (g)	280,251	210,748	233,457
Expenses and losses not deductible for tax purposes (h)	262,843	245,097	265,674
Reversal of deferred tax assets recognized in prior years	3,643	381,456	62,925
Income not subject to tax	(99,378)	(19,640)	(5,971)
Effect of tax rate changes on deferred income taxes	—	(42,929)	(9,565)
Research and development tax credit	(38,680)	(39,038)	(40,121)
Utilisation of previously unrecognized deferred tax assets	(14,711)	(24,649)	(100,351)
Others (i)	5,529	(133,679)	44,712

Income tax expense	5,633,265	6,691,118	4,238,232

9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

14	Income tax expenses (Continued)

(a)	Cayman Islands and BVI Income Tax
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
The Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated assessable profit that was subject to Singapore profits tax for the years ended December 31, 2020, 2021 and 2022.

(d)	Indonesia Income Tax
The Indonesia income tax rate is 22%. No Indonesia profits tax was provided for as there was no estimated assessable profit that was subject to Indonesia profits tax for the years ended December 31, 2020, 2021 and 2022.

F-
80

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

14	Income tax expenses (Continued)

(e)	PRC Corporate Income Tax (“CIT”)
The income tax provision of the Group in respect of its operations in the PRC was generally calculated at the tax rate of 25% on the assessable profits for the years ended December 31, 2020, 2021 and 2022, based on the existing legislation, interpretations and practices in respect thereof.
On November 27, 2018, the Group’s subsidiary Weikun Technology applied and was qualified as High and New Technology Enterprises (hereinafter “HNTE”), which entitles it to a preferential CIT rate of 15% for consecutive three years. Weikun Technology reapplied HNTE and was approved the HNTE status in December 2021. Accordingly, Weikun was entitled to a preferential CIT rate of 15% for 2020, 2021 and 2022.
According to certain preferential regulations and policies issued by relevant tax authorities, certain subsidiaries and branches of the Group were qualified for a preferential tax rate of 15% for the years ended December 31, 2020, 2021 and 2022.

(f)	PRC Withholding Tax
According to the New Corporate Income Tax Law, distribution of profits earned by the PRC companies since January 1, 2008 to foreign investors is subject to withholding tax of 5% or 10%, depending on the country of incorporation of the foreign investor, upon the distribution of profits to overseas-incorporated immediate holding companies.
The Group does not have any plan to require its PRC subsidiaries to distribute their existing retained earnings and intends to retain them to operate and expand business in the PRC. Accordingly, no deferred tax liability on withholding tax was accrued at the end of each year presented.

(g)
Due to the change in business strategy, deferred tax assets in relation to certain subsidiaries of the Group have not been recognized as it is not probable that future taxable profits of these subsidiaries will be available in order to utilize the tax benefits from the deductible temporary differences.

(h)
Expenses and losses not deductible for tax purposes mainly related to business entertainment expenses and advertising expenses exceeding certain threshold, as well as share-based compensation expenses, which are not tax deductible according to the relevant tax regualtions. The decrease of these amounts in 2022 was mainly due to decrease in business activities as a result of covid-19
and soft economic environment.

(i)
For the years ended December 31, 2020, 2021 and 2022, others mainly included PRC withholding income tax and the adjustments for current tax of prior periods during annual tax filing. In 2021, an application of a pre-tax deduction on a prior expense was confirmed by Tax Bureau during the annual tax filing, which caused an adjustment for current tax of prior periods.

F-
81

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

15	Earnings per share

(a)
Basic earnings per share is calculated by dividing the profit attributable to owners of the Group by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Group.

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Profit attributable to owners of the Company	12,354,114	16,804,380	8,699,369
Weighted average number of ordinary shares in issue (in ’000)	1,104,155	1,181,850	1,145,050

Basic earnings per share (in RMB)	11.19	14.22	7.60

Basic earnings per ADS (in RMB)	5.59	7.11	3.80

F-
8
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

15	Earnings per share (Continued)

(b)
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the years ended December 31, 2020, 2021 and 2022 the Group has four categories of potential dilutive ordinary shares: convertible promissory note (refer to Note 34), optionally convertible promissory notes (refer to Note 35), share options and PSUs (refer to Note 43).

For the year ended December 31, 2020, potential ordinary shares issuable upon conversion of optionally convertible promissory notes were not included in the calculation of diluted earnings, as the effect would have been anti-dilutive.
For the year ended December 31, 2021, all four categories of potential dilutive ordinary shares are included in the calculation of diluted earnings per share.
For the year ended December 31, 2022, two categories of potential dilutive ordinary shares are included in the calculation of diluted earnings per share: share options and PSUs. Potential ordinary shares issuable upon conversion of optionally convertible promissory notes and convertible promissory note were not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive.

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Earnings
Profit attributable to owners of the Company	12,354,114	16,804,380	8,699,369
Interest expense on convertible instruments, net of tax	147,293	1,388,080	—

Net profit used to determine diluted earnings per share	12,501,407	18,192,460	8,699,369

Weighted average number of ordinary shares
Weighted average number of ordinary shares in issue (in ’000)	1,104,155	1,181,850	1,145,050
Adjustments for:
Assumed conversion of convertible instruments (in ’000)	21,874	169,737	—
Assumed exercise of share options and vesting of PSUs (in ’000)	—	8,165	2,318

Weighted average number of ordinary shares for diluted earnings per share (in ’000)	1,126,029	1,359,752	1,147,368

Diluted earnings per share (in RMB)	11.10	13.38	7.58

Diluted earnings per ADS (in RMB)	5.55	6.69	3.79

F-8
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

16	Cash at bank and restricted cash
The Group

	As of December 31,
Cash at bank	2021	2022
	RMB’000	RMB’000
Demand deposits
RMB	18,132,859	24,509,888
USD	4,137,462	1,985,271
HKD	43,697	13,586
IDR	37,385	15,450
SGD	3,651	—

	22,355,054	26,524,195

Time deposits
RMB	11,659,866	17,248,631
USD	637,884	—
IDR	93,776	111,416

	12,391,526	17,360,047

Less: Provision for impairment losses	(3,392)	(2,115)

	34,743,188	43,882,127

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Restricted cash
Cash from consolidated structured entities (a)	24,903,595	22,990,022
Deposits for borrowings (b)	3,042,930	1,478,504
Deposits held on behalf of platform investors (c)	1,791,455	702,018
Others	715,559	1,338,087

	30,453,539	26,508,631

(a)
Cash
from consolidated structured entities is the cash held by the Group’s consolidated structured entities either received from investors for upcoming investment in retail credit business or investors’ funds whose withdrawal is in processing due to settlement time.

(b)	Deposits for borrowings are pledges for secured borrowings (refer to Note 29(a)).
(c)
As of December 31, 2021, deposits held on behalf of platform investors represents funds received from platform investors while investment decisions are yet to be made, or investors’ funds whose withdrawal is in processing due to settlement time. As of December 31, 2022, deposits held on behalf of platform investors whose withdrawal is in processing due to settlement time.

F-8
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

16	Cash at bank and restricted cash (Continued)

The Company

	As of December 31,
Cash at bank	2021	2022
	RMB’000	RMB’000
Demand deposits
RMB	18,705	5,518
USD	1,634,458	1,638,784

	1,653,163	1,644,302

Time deposits
RMB	160,453	—
USD	—	—

	160,453	—

Less: Provision for impairment losses	—	—

	1,813,616	1,644,302

17	Financial assets at fair value through profit or loss
The Group

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Unlisted securities
Bank wealth management products	4,589,101	7,563,450
Mutual funds	2,486,541	7,125,498
Asset management plans (a)	8,307,773	5,009,713
Trust plans (a)	3,052,089	3,890,549
Structured deposits	6,640,977	2,406,785
Private fund and other equity investments (a)	2,765,016	2,044,051
Other debt investments	108,991	1,002,966
Corporate bonds (a)	3,064,872	46,435
Factoring products	—	—
Listed securities
Stock	7,851	—

	31,023,211	29,089,447

(a)
As of December 31, 2021 and 2022, the principal amount of financial assets at fair value through profit or loss amounting to

RMB3,325 million and RMB3,742 million were past due. A fair value loss of RMB1,172 million and RMB100 million was recognized for the years ended December 31, 2021 and 2022 for these overdue financial assets based on the discounted future cash flow estimtated at the balance sheet date.

The Company

	As of December 31,
	2021	2022

	RMB’000	RMB’000
Private fund investment	383,888	767,636

F-8
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

18	Financial assets at amortized cost

The Group

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Unlisted securities
Debt Investments	5,002,174	6,471,987

Interest receivable	121,415	122,799

	5,123,589	6,594,786
Less: Provision for impairment losses	(1,338,976)	(1,878,338)

	3,784,613	4,716,448

Expected credit loss rate	26.13%	28.48%

(a)
As of December 31, 2021 and 2022, the principal amount of financial assets at amortized cost amounting to RMB1,795 million and RMB2,000 million were past due. An impairment loss of RMB300 million and RMB565 million was recognized for the years ended December 31, 2021 and 2022 based on the discounted future recoverable amount estimated at the balance sheet date.

(b)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2020:

	Year ended December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2020	7,223,195	—	2,655,132	132,632	10,010,959
New financial assets originated or purchase d	8,590,588	—	—	59,084	8,649,672
Write-offs	—	—	(221,754)	(12,521)	(234,275)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(10,300,916)	—	(318,143)	(71,463)	(10,690,522)

As of December 31, 2020	5,512,867	—	2,115,235	107,732	7,735,834

(c)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2020:

	Year ended December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2020	13,997	—	1,321,133	52,817	1,387,947
New financial assets originated or purchase d	8,593	—	—	—	8,593
Write-offs	—	—	(221,754)	(12,521)	(234,275)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(4,160)	—	(15,444)	(117)	(19,721)
Change in parameters of expected credit loss model	(13,270)	—	56,413	(13,822)	29,321

As of December 31, 2020	5,160	—	1,140,348	26,357	1,171,865

F-8
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

18	Financial assets at amortized cost (Continued)

(d)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2021:

	Year ended December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2021	5,512,867	—	2,115,235	107,732	7,735,834
New financial assets originated or purchase d	7,437,143	—	—	604,418	8,041,561
Write-offs	—	—	(17,651)	(8,694)	(26,345)
Disposal in the current period	—	—	(226,843)	—	(226,843)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(10,240,254)	—	(5,500)	(154,864)	(10,400,618)

As of December 31, 2021	2,709,756	—	1,865,241	548,592	5,123,589

(e)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2021:

	Year ended December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2021	5,160	—	1,140,348	26,357	1,171,865
New financial assets originated or purchase d	10,808	—	—	—	10,808
Write-offs	—	—	(17,651)	(8,694)	(26,345)
Disposal in the current period	—	—	(144,320)	—	(144,320)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(4,531)	—	(10,366)	48,184	33,287
Change in parameters of expected credit loss model	467	—	312,491	(19,277)	293,681

As of December 31, 2021	11,904	—	1,280,502	46,570	1,338,976

F-8
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

18	Financial assets at amortized cost (Continued)

(f)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2022:

	Year ended December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2022	2,709,756	—	1,865,241	548,592	5,123,589
New financial assets originated or purchase d	5,635,886	—	—	79,456	5,715,342
Transfer	(363,927)	—	363,927	—	—
— From stage 1 to stage 2	(363,927)	363,927	—	—	—
— From stage 2 to stage 3	—	(363,927)	363,927	—	—
Write-offs	—	—	(38,858)	(11,854)	(50,712)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(3,822,562)	—	(102,087)	(268,784)	(4,193,433)

As of December 31, 2022	4,159,153	—	2,088,223	347,410	6,594,786

(g)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2022:

	Year ended December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2022	11,904	—	1,280,502	46,570	1,338,976
New financial assets originated or purchase d	19,733	—	—	—	19,733
Transfer	(3,622)	—	236,007	—	232,385
— From stage 1 to stage 2	(3,622)	3,622	—	—	—
— From stage 2 to stage 3	—	(63,386)	63,386	—	—
Net impact on expected credit loss by stage transfer	—	59,764	172,621	—	232,385
Write-offs	—	—	(38,858)	(11,854)	(50,712)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(5,395)	—	(74,124)	3,238	(76,281)
Change in parameters of expected credit loss model	17,898	—	403,165	(6,826)	414,237

As of December 31, 2022	40,518	—	1,806,692	31,128	1,878,338

The Company

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Unlisted securities
Loans to subsidiaries	8,781,896	137,662

Interest receivable	72,434	18,387

	8,854,330	156,049
Less: Provision for impairment losses	(7,707)	(447)

	8,846,623	155,602

F-8
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

19	Financial assets purchased under reverse repurchase agreements
Classified by collateral:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Bonds (a)	5,527,177	—

(a)
The Group enters into purchases of assets under reverse repurchase agreements. The Group may not take physical possession of assets purchased under such agreements. In the event of default by the counterparty to repurchase the assets, the Group has the right to the underlying assets. The difference between the purchasing price and reselling price is recognized as investment income over the term of the agreement using the effective interest method.

9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

20	Accounts and other receivables and contract assets
The Group

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Contract acquisition cost ( f )	7,964,247	6,236,822
Receivables from core retail credit and enablement service	7,380,284	3,736,176
Receivables from external payment services providers (a)	2,665,300	1,826,203
Trust statutory deposits (b)	1,359,642	1,058,355
Receivables for shares repurchase program (Note 38(a))	870,006	859,772
Receivables from referral arrangements	288,164	586,461
Receivables from other technology platform-based service	764,571	508,202
Other deposits	542,817	505,764
Receivables from guarantee arrangements	410,577	430,908
Receivables from ADS income	111,933	95,246
Receivables from exercise of share options	36,036	197
Others	582,044	553,530

Less: Provision for impairment losses (c)	(630,848)	(639,501)

	22,344,773	15,758,135

The following table s
e
ts forth the aging analysis of receivables generated from activities in relation to core retail credit and enablement service, other technology platform-based service, referral and guarantee arrangements as of December 31, 2021 and 2022. The aging is presented from the date the corresponding revenue is recognized.

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Up to 1 year	8,673,176	5,107,630
1 to 2 years	78,420	117,620
2 to 3 years	9,931	30,548
Above 3 years	82,069	5,949

	8,843,596	5,261,747

(a)
The Group maintains accounts with external online payment service providers to transfer deposits of platform investors, collect principal and interest from borrowers and dispatch loan proceeds to borrowers. The Group recorded the related amounts as receivables from external payment service providers.

(b)	The balances represent cash deposited in China Trust Protection Fund Co., Ltd. as required by trust regulations.

F-
90

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

20	Accounts and other receivables and contract assets (Continued)

(c)	The following table sets forth the movements in the provision for impairment losses:

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
At the beginning of the year	401,626	688,378	630,848
Impairment loss recognized in the consolidated statement of comprehensive income	1,499,344	991,903	1,140,937
Written off during the year	(1,283,858)	(1,083,618)	(1,172,660)
Recovery of receivables written off previously	71,266	34,185	40,376

At the end of the year	688,378	630,848	639,501

(d)
The loss allowance as of December 31, 2021 was determined against receivables from core retail credit and enablement service, other technology platform-based service and referral and guarantee arrangements, as follows:

	As of December 31, 2021
	Current	1-90 days past due	91-180 days past due	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Expected loss rate	2.36%	89.87%	94.83%	7.12%
Receivables from core retail credit and enablement service	6,943,369	201,188	235,727	7,380,284
Receivables from other technology platform-based service	764,571	—	—	764,571
Receivables from referral arrangements	288,164	—	—	288,164
Receivables from guarantee arrangements	379,493	18,069	13,015	410,577

Loss allowance	(197,933)	(197,042)	(235,873)	(630,848)

F-
91

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

20	Accounts and other receivables and contract assets (Continued)

(e)
The loss allowance as of December 31, 2022 was determined against receivables from core retail credit and enablement service, other technology platform-based service and referral and guarantee arrangements, as follows:

	As of December 31, 2022
	Current	1-90 days past due	91-180 days past due	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Expected loss rate	3.11%	92.34%	93.11%	12.15%
Receivables from core retail credit and enablement service	3,315,385	176,470	244,321	3,736,176
Receivables from other technology platform-based service	508,202	—	—	508,202
Receivables from referral arrangements	586,461	—	—	586,461
Receivables from guarantee arrangements	321,228	52,191	57,489	430,908

Loss allowance	(147,337)	(211,145)	(281,019)	(639,501)

(f)
As of December 31, 2021 and 2022, the remaining amount of consideration the Group expected to receive is higher than the carrying amount of contract acquisition cost. As such, no loss allowanc
e
 was recorded against contract acquisition cost.

The Company

	As of December 31,
	2021	2022

	RMB’000	RMB’000
Receivables for shares repurchase program	870,006	859,772
Receivables from subsidiaries	3,623,687	672,128
Receivables from ADS income	111,933	95,246
Receivables from exercise of share options	36,036	197

	4,641,662	1,627,343

F-
9
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

21	Loans to customers

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Loans originated by consolidated trust plans	202,175,185	186,396,992
Loans originated by microloan lending companies and consumer finance company	12,587,586	30,109,705
Interest receivable	2,963,210	2,002,926
Less: Provision for impairment losses
Stage 1	(1,860,245)	(4,481,912)
Stage 2	(312,280)	(1,197,126)
Stage 3	(581,346)	(1,383,940)
	(2,753,871)	(7,062,978)

	214,972,110	211,446,645

Expected credit loss rate	1.26%	3.23%

(a)
As of December 31, 2021 and 2022, loans amounting to RMB162,417 million and RMB142,966 million, respectively, were covered by credit enhancement provided by credit enhancement providers. Of these amounts, the majority of the balance in each period was covered by credit insurance provided by Ping An Property and Casualty Insurance Company (“Ping An P&C”), a subsidiary of Ping An Group. Credit enhancement providers independently underwrite the borrowers and entered into the credit enhancement agreements either in the form of credit insurance or financing guarantees directly with the borrowers. The beneficiaries of such credit enhancement are the institutional funding partners who provide funding to the borrowers.

(b)	For the years ended December 31, 2020, 2021 and 2022, the amounts of concession provided to customers were not material.

F-9
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

21	Loans to customers (Continued)

( c )	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2020:

	Year ended December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2020	47,052,175	324,440	1,373,211	48,749,826
New loans originated	141,924,691	—	—	141,924,691
Transfers	(2,124,274)	1,713,887	410,387	—
— From stage 1 to stage 2	(1,806,096)	1,806,096	—	—
— From stage 1 to stage 3	(324,045)	—	324,045	—
— From stage 2 to stage 1	5,867	(5,867)	—	—
— From stage 2 to stage 3	—	(98,355)	98,355	—
— From stage 3 to stage 2	—	12,013	(12,013)	—
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(67,284,010)	(1,198,510)	(195,666)	(68,678,186)
Write-offs	—	—	(1,181,312)	(1,181,312)

As of December 31, 2020	119,568,582	839,817	406,620	120,815,019

( d )	The following table sets forth the movement of ECL allowance for the year ended December 31, 2020:

	Year ended December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2020	136,396	53,258	1,061,660	1,251,314
New loans originated	373,266	—	—	373,266
Transfers	(107,551)	213,807	378,215	484,471
— From stage 1 to stage 2	(101,324)	101,324	—	—
— From stage 1 to stage 3	(7,322)	—	7,322	—
— From stage 2 to stage 1	4,161	(4,161)	—	—
— From stage 2 to stage 3	—	(49,632)	49,632	—
— From stage 3 to stage 2	—	1,344	(1,344)	—
Net impact on expected credit loss by stage transfers	(3,066)	164,932	322,605	484,471
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(203,494)	(89,632)	(119,197)	(412,323)
Change in parameters of expected credit loss model	282,237	17,906	(664)	299,479
Write-offs	—	—	(1,181,312)	(1,181,312)
Recovery of loans written off previously	—	—	174,310	174,310

As of December 31, 2020	480,854	195,339	313,012	989,205

F-9
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

21	Loans to customers (Continued)

( e )	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2021:

	Year ended December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2021	119,568,582	839,817	406,620	120,815,019
New loans originated	234,198,681	—	—	234,198,681
Transfers	(5,530,212)	4,439,585	1,090,627	—
— From stage 1 to stage 2	(5,579,855)	5,579,855	—	—
— From stage 2 to stage 1	49,643	(49,643)	—	—
— From stage 2 to stage 3	—	(1,091,109)	1,091,109	—
— From stage 3 to stage 2	—	482	(482)	—
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(132,711,645)	(3,703,157)	(25,534)	(136,440,336)
Write-offs	—	—	(847,383)	(847,383)

As of December 31, 2021	215,525,406	1,576,245	624,330	217,725,981

( f )	The following table sets forth the movement of ECL allowance for the year ended December 31, 2021:

	Year ended December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2021	480,854	195,339	313,012	989,205
New loans originated	1,346,940	—	—	1,346,940
Transfers. .	(1,104,156)	454,235	1,045,357	395,436
— From stage 1 to stage 2	(1,109,405)	1,109,405	—	—
— From stage 2 to stage 1	16,509	(16,509)	—	—
— From stage 2 to stage 3	—	(1,000,215)	1,000,215	—
— From stage 3 to stage 2	—	458	(458)	—
Net impact on expected credit loss by stage transfers	(11,260)	361,096	45,600	395,436
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(622,468)	(470,524)	(124,794)	(1,217,786)
Change in parameters of expected credit loss model	1,759,075	133,230	24,216	1,916,521
Write-offs	—	—	(847,383)	(847,383)
Recovery of loans written off previously	—	—	170,938	170,938

As of December 31, 2021	1,860,245	312,280	581,346	2,753,871

F-9
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

21	Loans to customers (Continued)

( g )	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2022:

	Year ended December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	215,525,406	1,576,245	624,330	217,725,981
New loans originated	215,834,125	—	—	215,834,125
Transfers	(17,245,234)	13,239,242	4,005,992	—
— From stage 1 to stage 2	(17,540,156)	17,540,156	—	—
— From stage 2 to stage 1	294,922	(294,922)	—	—
— From stage 2 to stage 3	—	(4,015,845)	4,015,845	—
— From stage 3 to stage 2	—	9,853	(9,853)	—
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(201,023,209)	(10,854,775)	(159,277)	(212,037,261)
Write-offs	—	—	(3,013,222)	(3,013,222)

As of December 31, 2022	213,091,088	3,960,712	1,457,823	218,509,623

( h )	The following table sets forth the movement of ECL allowance for the year ended December 31, 2022:

	Year ended December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	1,860,245	312,280	581,346	2,753,871
New loans originated	1,609,220	—	—	1,609,220
Transfers	(3,550,516)	1,088,799	3,840,446	1,378,729
— From stage 1 to stage 2	(3,573,960)	3,573,960	—	—
— From stage 2 to stage 1	54,161	(54,161)	—	—
— From stage 2 to stage 3	—	(3,575,710)	3,575,710	—
— From stage 3 to stage 2	—	9,329	(9,329)	—
Net impact on expected credit loss by stage transfers	(30,717)	1,135,381	274,065	1,378,729
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(1,707,206)	(403,559)	(214,194)	(2,324,959)
Change in parameters of expected credit loss model	6,270,169	199,606	42,624	6,512,399
Write-offs	—	—	(3,013,222)	(3,013,222)
Recovery of loans written off previously	—	—	146,940	146,940

As of December 31, 2022	4,481,912	1,197,126	1,383,940	7,062,978

As of December 31, 2022, loans to customers amounting to RMB3,013 million were written off in 2022 and were still subject to enforcement activity.
 The enforcement activity includes the amounts written off in previous years.

F-9
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

22	Deferred tax assets and deferred tax liabilities
Deferred income assets and liabilities of the Group are set out as follows:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Deferred tax assets	4,873,370	4,990,352
Deferred tax liabilities	(833,694)	(694,090)

Net amount	4,039,676	4,296,262

Deferred assets and liabilities not taking into consideration the offsetting of balances are set out as follows:

(a)	The following table sets forth the details of deferred tax assets:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Provision for asset impairments	986,943	1,303,345
Guarantee liabilities	674,277	1,440,842
Revenue recognition—differences between accounting and tax book	1,635,551	1,252,255
Employee benefit payables	751,926	483,747
Accrued expenses	489,544	355,999
Deductible tax losses	194,627	217,501
Changes in fair value	140,242	170,471
Others	63,476	25,360

	4,936,586	5,249,520

F-9
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

22	Deferred tax assets and deferred tax liabilities (Continued)

(b)	Deductible temporary differences and deductible losses that are not recognized as deferred tax assets are analyzed as follows:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Deductible temporary differences	2,720,263	3,792,705
Deductible losses	2,432,434	2,135,395

	5,152,697	5,928,100

(c)	Deductible losses that are not r e cognized as deferred tax assets will expire as follows:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
2022	7,433	6,149
2023	124,678	120,824
2024	365,455	310,412
2025	71,574	158,783
2026	169,894	33,382
2027	—	263,800
No due date	1,693,400	1,242,045

	2,432,434	2,135,395

F-9
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

22	Deferred tax assets and deferred tax liabilities (Continued)

(d)	The following table sets forth the movements of the deferred tax asset:

Movements	Deductible tax losses	Provision for asset impairments	Employee benefit payables	Accrued expenses	Guarantee liabilities	Revenue recognition - differences between accounting and tax book	Others (Include changes in fair value )	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2020	1,047,234	939,239	563,567	430,965	60,687	—	148,864	3,190,556

Credited/(charged) - to profit or loss	(465,909)	429,454	62,481	97,695	126,482	—	120,166	370,369

As of December 31, 2020	581,325	1,368,693	626,048	528,660	187,169	—	269,030	3,560,925

Credited/(charged) - to profit or loss	(386,698)	(381,750)	125,878	(39,116)	487,108	1,635,551	(65,312)	1,375,661

As of December 31, 2021	194,627	986,943	751,926	489,544	674,277	1,635,551	203,718	4,936,586

Credited/(charged) - to profit or loss	22,874	316,402	(268,179)	(133,545)	766,565	(383,296)	(7,887)	312,934

As of December 31, 2022	217,501	1,303,345	483,747	355,999	1,440,842	1,252,255	195,831	5,249,520

(e)	The following table sets forth for the details of deferred tax liabilities:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Unrealized consolidated earnings	576,472	672,661
Intangible assets arisen from business combination	211,565	211,565
Changes in fair value	77,271	57,471
Effective interest adjustment	18,045	—
Revenue recognition differences between accounting and tax book	—	—
Others	13,557	11,561

	896,910	953,258

9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

22	Deferred tax assets and deferred tax liabilities (Continued)

(f)	The following table sets forth the movements of the deferred tax liabilities:

Movements	Revenue recognition differences between accounting and tax book	Intangible assets arisen from business combination	Unrealized consolidated earnings	Effective interest adjustment	Changes in fair value	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2020	4,476,834	452,258	295,637	260,671	16,956	16	5,502,372

Charged/(credited) - to profit or loss	(318,850)	—	139,213	601,364	3,513	8,382	433,622

As of December 31, 2020	4,157,984	452,258	434,850	862,035	20,469	8,398	5,935,994

Charged/(credited) - to profit or loss	(4,157,984)	(240,693)	141,622	(843,990)	56,802	5,159	(5,039,084)

As of December 31, 2021	—	211,565	576,472	18,045	77,271	13,557	896,910

Charged/(credited) - to profit or loss	—	—	96,189	(18,045)	(19,800)	(1,996)	56,348

As of December 31, 2022	—	211,565	672,661	—	57,471	11,561	953,258

(g)	The following table sets forth the net balances of deferred tax assets and liabilities after offsetting:

	As of December 31,
	2021		2022
	Offset amount	Balance after offsetting	Offset amount	Balance after offsetting
	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets	(63,216)	4,873,370	(259,168)	4,990,352

Deferred tax liabilities	63,216	(833,694)	259,168	(694,090)

F-
100

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

23	Property and equipment

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2020
Cost	590,724	761,009	1,351,733
Accumulated depreciation	(293,759)	(540,737)	(834,496)

Net book amount	296,965	220,272	517,237

Year ended December 31, 2020
Opening net book amount	296,965	220,272	517,237
Additions	61,403	86,892	148,295
Disposals	(14,463)	(164)	(14,627)
Depreciation charge	(96,797)	(130,065)	(226,862)

Closing net book amount	247,108	176,935	424,043

As of December 31, 2020
Cost	601,764	804,164	1,405,928
Accumulated depreciation	(354,656)	(627,229)	(981,885)

Net book amount	247,108	176,935	424,043

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2021
Cost	601,764	804,164	1,405,928
Accumulated depreciation	(354,656)	(627,229)	(981,885)

Net book amount	247,108	176,935	424,043

Year ended December 31, 2021
Opening net book amount	247,108	176,935	424,043
Additions	65,971	90,645	156,616
Disposals	(6,676)	(391)	(7,067)
Depreciation charge	(92,464)	(101,047)	(193,511)

Closing net book amount	213,939	166,142	380,081

As of December 31, 2021
Cost	626,583	849,946	1,476,529
Accumulated depreciation	(412,644)	(683,804)	(1,096,448)

Net book amount	213,939	166,142	380,081

F-
101

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

23	Property and equipment (Continued)

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2022
Cost	626,583	849,946	1,476,529
Accumulated depreciation	(412,644)	(683,804)	(1,096,448)

Net book amount	213,939	166,142	380,081

Year ended December 31, 2022
Opening net book amount	213,939	166,142	380,081
Additions	44,915	81,100	126,015
Disposals	(4,601)	(1,197)	(5,798)
Depreciation charge	(74,057)	(103,742)	(177,799)

Closing net book amount	180,196	142,303	322,499

As of December 31, 2022
Cost	602,743	916,081	1,518,824
Accumulated depreciation	(422,547)	(773,778)	(1,196,325)

Net book amount	180,196	142,303	322,499

F-
102

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

24	Intangible assets

	Trademarks and licenses	Computer software and others	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2020
Cost	1,815,576	633,857	2,449,433
Accumulated amortization	(5,000)	(483,649)	(488,649)
Impairment	—	(64,209)	(64,209)

Net book amount	1,810,576	85,999	1,896,575

Year ended December 31, 2020
Opening net book amount	1,810,576	85,999	1,896,575
Additions	—	17,718	17,718
Amortization charge	—	(31,831)	(31,831)

Closing net book amount	1,810,576	71,886	1,882,462

As of December 31, 2020
Cost	1,815,576	255,063	2,070,639
Accumulated amortization	(5,000)	(118,968)	(123,968)
Impairment	—	(64,209)	(64,209)

Net book amount	1,810,576	71,886	1,882,462

	Trademarks and licenses	Computer software and others	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2021
Cost	1,815,576	255,063	2,070,639
Accumulated amortization	(5,000)	(118,968)	(123,968)
Impairment	—	(64,209)	(64,209)

Net book amount	1,810,576	71,886	1,882,462

Year ended December 31, 2021
Opening net book amount	1,810,576	71,886	1,882,462
Additions	—	3,126	3,126
Impairment	(963,948)	—	(963,948)
Amortization charge	—	(22,234)	(22,234)

Closing net book amount	846,628	52,778	899,406

As of December 31, 2021
Cost	1,815,576	258,189	2,073,765
Accumulated amortization	(5,000)	(141,202)	(146,202)
Impairment	(963,948)	(64,209)	(1,028,157)

Net book amount	846,628	52,778	899,406

F-10
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

24	Intangible assets (Continued)

	Trademarks and licenses	Computer software and others	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2022
Cost	1,815,576	258,189	2,073,765
Accumulated amortization	(5,000)	(141,202)	(146,202)
Impairment	(963,948)	(64,209)	(1,028,157)

Net book amount	846,628	52,778	899,406

Year ended December 31, 2022
Opening net book amount	846,628	52,778	899,406
Additions	—	2,134	2,134
Disposals	—	(756)	(756)
Impairment	—	(403)	(403)
Amortization charge	—	(15,325)	(15,325)

Closing net book amount	846,628	38,428	885,056

As of December 31, 2022
Cost	1,389,576	253,145	1,642,721
Accumulated amortization	(5,000)	(150,105)	(155,105)
Impairment	(537,948)	(64,612)	(602,560)

Net book amount	846,628	38,428	885,056

F-10
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

24	Intangible assets (Continued)

(a)	Impairment tests for intangible assets
The trademarks and licenses were intangible assets acquired in business combinations as part of the reorganization of the Group. Most of the trademarks and licenses acquired were determined to have indefinite useful life as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for the Group.
Impairment reviews on the trademarks and licenses with indefinite useful life were conducted by the Group at the end of years according to IAS 36 “Impairment of assets”. For the purposes of impairment assessment, the recoverable amount of the trademarks and licenses with indefinite life were determined based on the higher of the fair value less cost of disposal and value-in-use
calculations. Given there is no active market for the Group’s trademarks and licenses with indefinite life, the fair value less cost of disposal of these trademarks and licenses were determined based on the valuation technique using discounted cash flow method.
The management did the
value-in-use
calculations to determine the recoverable amounts.
Value-in-use
is calculated to determine the recoverable amount based on discounted cash flows.With reference to cash flow projection developed based on financial budgets covering a three to seven-year period approved by management of the Group. A period longer than five years is being adopted in the projections as the Group’s business is still at an early stage and required time building up its economic of scale. Therefore, from the viewpoint of management of the Group and the market participants, the Group’s business is expected to reach a steady and stable terminal growth rate likely after a three to seven-year’s period.
The key assumptions used for
value-in-use
calculations are as follows:

	As of December 31,
	2020	2021	2022
Pre-tax discount rates	26%	26%	21%-25%
Revenue growth rates	3%-275%	3%-8%	-47%-58%
Long term growth rate	3%	3%	2%
The t
r
ademarks and licenses of the Group are primarily relating to trademark rights of Puhui of RMB800.7million. The recoverable amount of Puhui’s trademark exceeded its carrying amount:

	As of December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Recoverable amount of the CGU exceeded its carrying amount	3,895,059	3,795,189	4,761,332

F-10
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

24	Intangible assets (Continued)

(a)	Impairment tests for intangible assets (Continued)

The following table sets forth the impact of reasonable possible changes in each of the key assumptions, with all other variables held constant, on Puhui’s trademark right impairment testing at the dates indicated. As shown below, the possible changes of key parameters would not cause the carrying amount of the CGU to exceed its recoverable amount at the dates indicated.

	Recoverable amount of the CGU exceeded its carrying amount
	As of December 31,
Possible changes of key assumptions	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Revenue growth rate decrease by 5%	3,772,487	3,711,922	4,524,074
Pre-tax discount rate plus 1%	3,690,604	3,597,045	4,428,832
The high growth rate adopted in 2020 assessment was mainly due to the substantial increase in the business volume of Ping An Financing Guarantee (Tianjin) Co., Ltd. (“Tianjin Guarantee”) during the early period after the acquisition. The growth rate adopted in 2021 assessment changed significantly due to the integration of business of Tianjin
Gu
arantee
with Puhui Guarantee following the self-investigation and rectification for the regulatory interview on April 29, 2021. The recoverable amount of licenses of Tianjin Guarantee, Shenzhen Qianhai Financial Asset Exchange Co., Ltd. and Chongqing Financial Assets Exchange Co., Ltd. was significantly lower than book value during 2021 impairment assessment. As a result, impairment losses amounting to RMB964 million were recognized in 2021.
Based on management’s assessment on the recoverable amounts of the CGU, impairment losses amounting to nil, RMB964 million and nil were recognized for the years ended December 31, 2020, 2021 and 2022, respectively. Other than the aforementioned impairment, the results of cash flow projections exceed the carrying amount of each related cash-generating
unit or group of units. However, subsequent impairment tests may be based on different assumptions and future cash flow projections, which may result in impairment losses for these assets in the foreseeable future.

F-10
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

25	Leases

(a)	Amounts recognized in the statement of financial position
The statement of financial position shows the following amounts relating to leases:

	As of December 31,
	2021	2022
Right-of-use assets	RMB’000	RMB’000
Properties	804,990	754,010

Lease liabilities	794,544	748,807

(b)	Amounts recognized in the statement of profit or loss
The statement of profit or loss shows the following amounts relating to leases:

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Depreciation charge of right-of-use assets	604,018	608,889	578,014
Interest expense (included in finance costs)	46,567	38,709	41,402
Expense relating to short-term leases (included in operation and servicing expenses; general and administrative expenses; technology and analytics expenses; and sales and marketing expenses)	115,741	55,408	37,376
Expense relating to leases of low-value assets (included in operation and servicing expenses; general and administrative expenses; technology and analytics expenses; and sales and marketing expenses)	26,684	25,550	25,548
The total cash outflow for leases for years ended December 31, 2020, 2021 and 2022 were RMB794 million, RMB713 million and RMB694 million, respectively.

F-10
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

25	Leases (Continued)

(c)	Movement of right-of-use assets

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Opening net book amount	914,960	973,547	804,990
Additions	697,403	501,663	589,488
Early termination	(34,798)	(61,331)	(62,454)
Depreciation charge	(604,018)	(608,889)	(578,014)

Closing net book amount	973,547	804,990	754,010

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Cost	1,810,222	1,500,951
Accumulated depreciation	(1,005,232)	(746,941)

Net book amount	804,990	754,010

F-10
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

26	Goodwill

	As of January 1, 2020	Increase	Decrease	As of December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000
Puhui	8,911,445	—	—	8,911,445
Tianjin Guarantee	126,207	—	—	126,207
Pingan Jixin	67,752	—	—	67,752
Lu International (Hong Kong) Limited	6,663	—	—	6,663
Yunque Dongfang	2,800	—	—	2,800
Jinniu Loan	2,515	—	—	2,515

	9,117,382	—	—	9,117,382
Less: Impairment losses	(70,552)	—	—	(70,552)

	9,046,830	—	—	9,046,830

	As of January 1, 2021	Increase	Decrease	As of December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
Puhui	8,911,445	—	—	8,911,445
Tianjin Guarantee	126,207	—	—	126,207
Pingan Jixin	67,752	—	—	67,752
Lu International (Hong Kong) Limited	6,663	—	—	6,663
Yunque Dongfang	2,800	—	—	2,800
Jinniu Loan	2,515	—	—	2,515

	9,117,382	—	—	9,117,382
Less: Impairment losses	(70,552)	(128,722)	—	(199,274)

	9,046,830	(128,722)	—	8,918,108

	As of January 1, 2022	Increase	Decrease	As of December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
Puhui	8,911,445	—	—	8,911,445
Tianjin Guarantee	126,207	—	(126,207)	—
Pingan Jixin	67,752	—	—	67,752
Lu International (Hong Kong) Limited	6,663	—	—	6,663
Yunque Dongfang	2,800	—	(2,800)	—
Jinniu Loan	2,515	—	—	2,515

	9,117,382	—	(129,007)	8,988,375
Less: Impairment losses (a)	(199,274)	(6,663)	129,007	(76,930)

	8,918,108	(6,663)	—	8,911,445

(a)	As of December 31, 2022, Pingan Jixin, Lu International (Hong Kong) Limited, and Jinniu Loan were fully impaired. Tianjin Guarantee and Yunque Dongfang were written off.

9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

26	Goodwill (Continued)

( b )	Impairment testing for goodwill
The Group carries out its impairment testing on goodwill by comparing the recoverable amounts of groups of CGU to their carrying amounts. The recoverable amount of CGU and groups of CGU is the higher of value-in-use
and fair value less costs of sale.
Management performed the
value-in-use
calculations to determine the recoverable amounts.
Value-in-use
is calculated to determine the recoverable amount based on discounted cash flows with reference to cash flow projection developed based on financial budgets covering a three to seven-year period approved by management of the Group. A period longer than five years is being adopted in the projections as the Group’s business is still at an early stage and required time building up its economic of scale. Therefore, from the viewpoint of management of the Group and the market participants, the Group’s business is expected to reach a steady and stable terminal growth rate likely after an three to seven-year’s period.
The key assumptions used for
value-in-use
calculations are as follows:

	As of December 31,
	2020	2021	2022
Pre-tax discount rates	24%-27%	27%	19%
Revenue growth rates	3%-275%	3%-8%	-22%-30%
Long term growth rate	3%	3%	2%
The recoverable amount of Puhui exceeded its carrying amount:

	As of December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Recoverable amount of the CGU exceeded its carrying amount	58,347,954	46,780,343	31,032,688
The following table sets forth the impact of reasonable possible changes in
e
ach of the key assumptions, with all other variables held constant, on Puhui impairment testing at the dates indicated. As shown below, the possible changes of key parameters would not cause the carrying amount of the CGU to exceed its recoverable amount at the dates indicated.

	Recoverable amount of the CGU exceeded its carrying amount
	As of December 31,
Possible changes of key assumptions	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Revenue growth rate decrease by 5%	51,446,124	45,153,184	12,785,375
Pre-tax discount rate plus 1%	54,371,643	43,239,361	25,826,383

F-1
10

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

26	Goodwill (Continued)

The high growth rate deployed in 2020 assessment was mainly due to the substantial increase in the business volume of Tianjin Guarantee during the early period after the acquisition. The growth rate deployed in 2021 assessment changed significantly due to the integration of business of Tianjin Guarantee with Puhui Guarantee following the self-investigation and rectification for the regulatory interview on April 29, 2021. As a result, impairment loss amounting to RMB 126 million was recognized in 2021.
Based on management’s assessment on the recoverable amounts of the CGU, impairment losses amounting to nil, RMB129 million and RMB6.7 million were recognized for the years ended December 31, 2020, 2021 and 2022, respectively. Other than the aforementioned impairment, the results of cash flow projections exceed the carrying amount of each related cash-generating unit or group of units. However, subsequent impairment tests may be based on different assumptions and future cash flow projections, which may result in impairment losses of these assets in the foreseeable future.

F-1
11

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

27	Other assets

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Prepaid income tax and value-added tax	553,938	697,820
Recoverable value-added tax	500,436	646,257
Derivative financial assets (a )(b )	38,403	447,443
Prepayments	114,380	101,879
Repossessed assets	37,085	30,077
Deferred expenses	24,133	29,277
Others	12,210	30,536

	1,280,585	1,983,289
Less: Provisions for impairment	(31,161)	(24,548)

	1,249,424	1,958,741

(a)	Interest rate swap

As of December 31,
	2021	2022
	(’000)	(’000)
Carrying amount	RMB38,403	RMB222,086
Notional amount	USD1,290,000	USD1,290,000
Maturity date	18/05/2023	18/05/2023
Pay type	Fixed	Fixed
Receive type	1 month	1 month

(b)	Foreign currency swap

As of December 31, 2022
(’000)
Carrying amount	RMB225,357
Notional amount	USD1,050,000
Maturity date	06/04/2023-15/05/2023
Pay side	RMB
Receive side	USD

28	Payable to platform investors
As of December 31, 2021, payable to platform investors are the funds received from platform investors while investment decisions are yet to be made, or investors’ funds whose withdrawal is in processing due to settlement time. As of December 31, 2022, payable to platform investors are the investors’ funds whose withdrawal is in processing due to settlement time.

F-1
12

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

29	Borrowings
The
Group

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Secured
- Bank borrowings (a)	2,991,890	1,343,970
Unsecured
- Bank borrowings (b)	22,816,450	35,251,477
- Corporate borrowings	388	—

	25,808,728	36,595,447
Interest payable	118,689	320,066

Total borrowings	25,927,417	36,915,513

(a)
As of December 31, 2022, the Group had RMB 1,344 million secured bank borrowings guaranteed by deposits (refer to Note 16(b)), The terms of all these borrowings are twenty-four months, whose interest rates range from 3.84% to 4.05% per annum.

(b)
The Group had obtained a
USD1,500
million syndicated loan commitment on February 13, 2020, and drew down US
D1,290
million of unsecured borrowings in 2020. The interest rate is determined based on monthl
y LIBOR rate plus 1.25% and the interest is paid on monthly
basis. All borrowings will mature on May 18, 2023.

(c)	The following table sets forth the range of interest rates of borrowings as of December 31, 202 1 and 2022:

	As of December 31,
	2021	2022
Bank borrowings - fixed rate	2.80%-4.80%	2.70%-4.30%
Bank borrowings - floating rate	1.35%-1.92%	1.72%-5.59%
Corporate borrowings - fixed rate	0.78%	N/A

The Company

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Unsecured
- Bank borrowings	318,785	138,860

Interest payable	1,141	194

Total borrowings	319,926	139,054

F-11
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

30	Bond payable

As of December 31, 2022
RMB’000
New issued bonds	2,010,782
Interest accrued at effective interest rate	57,267
Interest paid	—
Exchange differences	75,299

Carrying value as of December 31, 2022	2,143,348

On June 7, 2022 and June 14, 2022, the Group issued two bonds of USD 300 million (equivalent to approximately RMB2,013 million) in aggregate, whose interest rates are determined based on compounded SOFR rate plus 2.5% and 2.55%, and the interest is paid at maturity. Both of these bonds mature one year from their respective issuance dates.

F-11
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

31	Accounts and other payables and contract liabilities
The Group

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Unpaid redemption consideration for convertible promissory notes (Note 34(a))	—	3,745,929
Contract liabilities from retail credit and enablement service	1,107,263	3,067,715
Employee benefit payable	4,041,847	2,715,543
Tax payable	831,329	846,402
Payable to cooperation banks (a)	702,844	471,339
Payable to investees	431,148	430,616
Payable to external suppliers (c)	401,209	193,283
Trust management fee payable (c)	415,817	57,976
Cash compensation of Class C ordinary shares restructuring	46,749	21,205
Other deposits payable	108,291	221,671
Payable for purchase of trust plan	137,724	—
Others (b)	590,034	426,975

	8,814,255	12,198,654

(a)
Payable to cooperation banks is related to the restricted cash that is generated from a risk sharing business with banks. Under such business, the Group provides loan enablement services for loans originated by banks and is paid a variable fee determined based on the performance of underlying loans facilitated by the Group. On a monthly basis, the Group receives fixed service fees from the cooperation banks based on a fixed percentage of loans originated in restricted cash accounts. The service fees will be adjusted based on actual performance of the loans originated under this business upon maturity.

(b)	Others comprise miscellaneous it e ms including advances from customers and others with immaterial individual amounts.
(c)	As of December 31, 2021 and 2022, the aging of the payable to external suppliers and trust management fee payable are all within 1 year.

The Company

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Unpaid redemption consideration for convertible promissory notes (Note 34(a))	—	3,745,929
Cash compensation of Class C ordinary shares restructuring	46,749	21,205
Payable to external suppliers	—	94
Employee benefit payable	—	—
Others	28,179	36,415

	74,928	3,803,643

32	Payable to investors of consolidated structured entities

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Payable to investors of consolidated trust plans	195,262,648	177,102,034
Payable to investors of consolidated wealth management plans	183,492	45,692

	195,446,140	177,147,726

F-11
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

33	Financing guarantee liabilities

(a)	The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2020:

	Year ended December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2020	4,600,281	39,050	—	4,639,331
New guarantee contracts originated	23,031,641	—	—	23,031,641
Transfers	(373,494)	373,494	—	—
— From stage 1 to stage 2	(392,721)	392,721	—	—
— From stage 2 to stage 1	19,227	(19,227)	—	—
Guarantee liabilities de-recognized and other adjusted in the current period (including repayments of loans and guarantee payments)	(6,359,929)	(342,017)	—	(6,701,946)

As of December 31, 2020	20,898,499	70,527	—	20,969,026

(b)	The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2020:

	Year ended December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2020	211,913	30,836	—	242,749
New guarantee contracts originated	344,770	—	—	344,770
Transfers	(228,744)	294,153	—	65,409
— From stage 1 to stage 2	(233,701)	233,701	—	—
— From stage 2 to stage 1	14,823	(14,823)	—	—
Net impact on expected credit loss by stage transfers	(9,866)	75,275	—	65,409
Guarantee liabilities de-recognized and other adjusted in the current period (including repayments of loans and guarantee payments)	(217,235)	(272,243)	—	(489,478)
Change in parameters of expected credit loss model	577,376	7,848	—	585,224

As of December 31, 2020	688,080	60,594	—	748,674

F-11
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

33	Financing guarantee liabilities (Continued)

(c)	The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2021:

	Year ended December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2021	20,898,499	70,527	—	20,969,026
New guarantee contracts originated	71,968,587	—	—	71,968,587
Transfers	(1,261,287)	1,261,287	—	—
— From stage 1 to stage 2	(1,296,115)	1,296,115	—	—
— From stage 2 to stage 1	34,828	(34,828)	—	—
Guarantee liabilities de-recognized and other adjusted in the current period (including repayments of loans and guarantee payments)	(27,188,881)	(1,017,363)	—	(28,206,244)

As of December 31, 2021	64,416,918	314,451	—	64,731,369

(d)	The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2021:

	Year ended December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2021	688,080	60,594	—	748,674
New guarantee contracts originated	1,126,819	—	—	1,126,819
Transfers	(978,068)	1,175,369	—	197,301
— From stage 1 to stage 2	(993,204)	993,204	—	—
— From stage 2 to stage 1	32,580	(32,580)	—	—
Net impact on expected credit loss by stage transfers	(17,444)	214,745	—	197,301
Guarantee liabilities de-recognized and other adjusted in the current period (including repayments of loans and guarantee payments)	(911,219)	(954,257)	—	(1,865,476)
Change in parameters of expected credit loss model	2,476,773	13,018	—	2,489,791

As of December 31, 2021	2,402,385	294,724	—	2,697,109

F-11
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

33	Financing guarantee liabilities (Continued)

(e)	The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2022:

	Year ended December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	64,416,918	314,451	—	64,731,369
New guarantee contracts originated	59,085,462	—	—	59,085,462
Transfers	(5,760,786)	5,760,786	—	—
— From stage 1 to stage 2	(5,887,854)	5,887,854	—	—
— From stage 2 to stage 1	127,068	(127,068)	—	—
Guarantee liabilities de-recognized and other adjusted in the current period (including repayments of loans and guarantee payments)	(50,729,902)	(4,583,991)	—	(55,313,893)

As of December 31, 2022	67,011,692	1,491,246	—	68,502,938

(f)	The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2022:

	Year ended December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	2,402,385	294,724	—	2,697,109
New guarantee contracts originated	980,980	—	—	980,980
Transfers	(4,462,900)	5,388,205	—	925,305
— From stage 1 to stage 2	(4,514,480)	4,514,480	—	—
— From stage 2 to stage 1	114,996	(114,996)	—	—
Net impact on expected credit loss by stage transfers	(63,416)	988,721	—	925,305
Guarantee liabilities de-recognized and other adjusted in the current period (including repayments of loans and guarantee payments)	(2,201,596)	(4,336,572)	—	(6,538,168)
Change in parameters of expected credit loss model	7,656,851	41,292	—	7,698,143

As of December 31, 2022	4,375,720	1,387,649	—	5,763,369

F-11
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

34	Convertible promissory note payable
In October 2015, in connection with the acquisition of Gem Alliance Limited, the Company issued a convertible promissory note (the “Notes”) to China Ping An Insurance Overseas (Holdings) Limited (“PAOH”), a subsidiary of Ping An Group, in an aggregate principal amount of USD1,953.8 million. On the same date, PAOH agreed to transfer USD937.8 million of the principal amount of the Note and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited (“An Ke”), a subsidiary of Ping An Group. The Note bears interest paid semi-annually at the rate of 0.7375% per annum. Subject to its terms and conditions, the holders of the Note have the right to convert the Notes into ordinary shares of the Company within the conversion period commencing on the listing day of the Company until the date which is five business days before (and excluding) the eighth anniversary of the issuance date of the Note at the conversion price of USD14.8869 per share, subject to certain anti-dilution adjustments if applicable.
On August 31, 2020, the Company entered into an amendment and supplemental agreement with PAOH and An Ke. In accordance with this agreement, the holders of the Note could only exercise their conversion right one year after the Company’s listing date. This amendment did not have any material impact on the Group’s financial position and results of operations.
On August 20, 2021, the Company, PAOH and An Ke entered into an amendment and supplemental agreement to the share purchase agreement and the Note (the “Third Amendment and Supplemental Agreement”). The Third Amendment and Supplemental Agreement amends the terms of the Note by extending the commencement of the conversion period of the Notes from the date which is one year after the date of the Company’s initial public offering to April 30, 2023. Each of PAOH and An Ke has the right in the manner provided in the Notes, as applicable, to convert the whole or any part of the outstanding principal amount of the Notes, as applicable, into ordinary shares of the Company.
On December 6, 2022, the Company, PAOH and An Ke entered into an amendment and supplemental agreement (the “Fourth Amendment and Supplemental Agreement”) to amend the terms of the Notes, pursuant to which the Company agreed to redeem 50% of the outstanding principal amount of the Notes from PAOH and An Ke, and the parties agreed to extend the maturity date and the commencement date of the conversion period of the remaining 50% Notes. As a result, the remaining 50% outstanding principal amount of the Notes bear interest, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of the Notes outstanding from time to time, which will be payable semi-annually until October 8, 2026. The Notes can be converted into the shares at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of USD14.8869 per ordinary share subject to certain adjustments as set forth in the Notes (Note 45). Unless converted or purchased and canceled prior to the maturity date, the Company will redeem the Notes of their principal amounts together with accrued interests on the maturity date.

9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

34	Convertible promissory note payable (Continued)

The Group measured the liability component at initial recognition based on its best estimate of the present value of the redemption amount and recognized the residual to the equity component to reflect the value of conversion rights. Subsequent to initial recognition, the liability component of convertible promissory note payable measured at amortized cost using the effective interest rate method with interest expenses recorded in the finance costs. The equity component will not be re-measured
subsequently.

	Liabilities	Equity
	RMB’000	RMB’000
Carrying value as of January 1, 2020	10,014,377	5,744,955

Interest accrued at effective interest rate	883,759	—
Interest paid	(92,981)	—
Exchange differences	(687,967)	—

Carrying value as of December 31, 2020	10,117,188	5,744,955

Interest accrued at effective interest rate	893,001	—
Interest paid	(100,937)	—
Exchange differences	(239,754)	—

Carrying value as of December 31, 2021	10,669,498	5,744,955

Interest accrued at effective interest rate	1,045,611	—
Interest paid	(115,879)	—
Redemption and extension of convertible promissory notes (a)	(7,444,513)	(5,584,770)
Exchange differences	1,009,422	—

Carrying value as of December 31, 2022	5,164,139	160,185

(a)
Following the Fourth Amendment and Supplemental Agreement on December 6, 2022, the carrying values of liability and equity components in relation to original Notes were reversed due to extinguishment of original Notes and fair value of new Notes was recognized, giving rise to an increase of RMB174 million in financial costs and RMB6,210 million in share premium and a decrease of RMB5,585 million in other reserves.

In consideration of the above redemption and the extension of the maturity date and taking into account the fair market value of the Notes determined by the independent valuers, pursuant to the Fourth Amendment and Supplemental Agreement, the Company agreed to pay PAOH and An Ke a total amount of approximately USD1,071 million (the “Consideration”) together with the unpaid interest accrued on the redeemed notes up to and including the effective date of the Fourth Amendment and Supplemental Agreement. The first tranche payment of the Consideration in the total amount of approximately USD536 million had been paid in December 2022. It is expected that the remaining Consideration would be paid in March 2023 or such other date(s) within one year after the effective date of the Fourth Amendment and Supplemental Agreement as mutually agreed by the Company, PAOH and An Ke. Additional interests shall accrue on the remaining Consideration at a rate of 6.5% per annum, accruing daily from and including the date after the modification date (ie. December 6, 2022) up to but excluding the date on which the unpaid consideration is paid. As of December 31, 2022, the total amount of unpaid considerat ion is
RMB3,746 million.

F-1
20

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

35	Optionally convertible promissory notes
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
The Group measured the liability component of optionally convertible promissory notes at initial recognition based on its best estimate of the present value of the redemption amount and recognized the residual between the fair value of optionally convertible promissory notes and the fair value of the liability component to the equity component to reflect the value of conversion rights. Subsequent to initial recognition, the liability component of convertible promissory note is measured at amortized cost using effective interest rate method with interest expenses recorded in the finance costs. The equity component will not be re-measured
subsequently.

	Liabilities	Equity
	RMB’000	RMB’000
Carrying value as of December 31, 2020	7,530,542	1,489,748

Interest accrued at effective interest rate	495,079	—
Interest paid	(446,953)	—
Exchange differences	(173,565)	—

Carrying value as of December 31, 2021	7,405,103	1,489,748

Interest accrued at effective interest rate	521,747	—
Interest paid	(493,134)	—
Exchange differences	709,192	—

Carrying value as of December 31, 2022	8,142,908	1,489,748

F-1
21

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

36	Other liabilities

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Accrued expenses	2,173,256	1,617,983
Payable for other debt investments (a)	—	261,851
Derivative financial liabilities (b)	25,772	—
Provisions	110,930	112,584
Others	5,990	8,350

	2,315,948	2,000,768

(a)	Payable for other debt inv e stments is primarily relating to the distribution of proceeds from other assets jointly invested with other parties in accordance with the provisions of the agreement.

(b)	Foreign currency swaps

As of December 31, 2021
(’000)
Carrying amount	RMB25,772
Notional amount	USD170,000
Maturity date	01/09/2022
Pay side	RMB
Receive side	USD

F-1
22

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

37	Share capital and share premium

	Class A ordinary share			Class B ordinary share (a)			Ordinary share
	Number of shares	Share capital	Share premium	Number of shares	Share capital	Share premium	Number of shares	Share capital	Share premium
		RMB’000	RMB’000		RMB’000	RMB’000		RMB’000	RMB’000
As of January 1, 2020	987,146,871	61	3,242,972	135,196,846	8	10,870,339	—	—	—

Conversion of Class B ordinary shares and Class C ordinary shares to Class A ordinary shares (b)	136,859,460	8	11,278,459	(135,196,846)	(8)	(10,870,339)	—	—	—
Re-designation and reclassification of Class A ordinary shares into ordinary shares (c)	(1,124,006,331)	(69)	(14,521,431)	—	—	—	1,124,006,331	69	14,521,431
Issuance of ordinary shares upon IPO and exercise of over-allotment option (d)	—	—	—	—	—	—	99,577,564	7	17,305,119
Conversion of automatically convertible promissory notes to ordinary shares (e)	—	—	—	—	—	—	7,566,665	1	1,386,876

As of December 31, 2020	—	—	—	—	—	—	1,231,150,560	77	33,213,426

Retirement of ordinary shares (f)	—	—	—	—	—	—	(35,644,803)	(2)	—
Issuance of ordinary shares for share-based payment (g)	—	—	—	—	—	—	8,000,000	—	—
Exercise of share-based payment	—	—	—	—	—	—	—	—	152,360

As of December 31, 2021	—	—	—	—	—	—	1,203,505,757	75	33,365,786

Exercise of share-based payment	—	—	—	—	—	—	—	—	127,063
Redemption and extension of convertible promissory notes (Note 34(a))	—	—	—	—	—	—	—	—	6,209,598
Cash Dividend (Note 45)	—	—	—	—	—	—	—	—	(7,628,573)

As of December 31, 2022	—	—	—	—	—	—	1,203,505,757	75	32,073,874

F-12
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

37	Share capital and share premium (Continued)

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

(d)
On October 30, 2020, the Company issued and sold 87,500,000 ordinary shares in its IPO with every two ADSs representing one ordinary share. On December 1, 2020, upon partial exercise of the underwriters’ over-allotment options, the Company further issued and sold 12,077,564 ordinary shares. Upon issuance of ordinary shares for the IPO and for the exercise of the over-allotment option, par value of ordinary shares issued was recorded as share capital and the difference between the cash consideration raised as part of the IPO and the exercise of underwriters’ over-allotment options and par value recorded of RMB17,305 million was recorded as share premium.

(e)
Upon the Company’s successful IPO on October 30, 2020, the automatically convertible promissory notes were automatically converted into 7,566,665 ordinary shares at the IPO price of USD13.5 per ADS (USD27 per ordinary share) with par value of ordinary shares issued recorded as share capital and the difference between the then carrying value of automatically convertible promissory notes and par value recorded of RMB1,387 million was recorded as share premium.

(f)
The Company’s board of directors previously designated Tun Kung Company Limited, a principal shareholder of the Company, as the entity to hold 35,644,803 shares reserved under the share incentive plans of the Company, pursuant to authorization under the existing plans.

(g)	The Company issued 8 million shares for the future exercise of share-based payments during the year ended December 31, 2021, which amounted to RMB517.

F-12
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

38	Treasury shares

	Shares	Amount
		RMB’000
As of January 1, 2020	35,644,803	2

As of December 31, 2020	35,644,803	2

Repurchase of ordinary shares (a)	53,507,241	5,560,104
Retirement of ordinary shares (Note 37(f))	(35,644,803)	(2)
Issuance of ordinary shares for share-based payment (Note 37(g))	8,000,000	—
Exercise of share-based payment (b)	(2,219,927)	—

As of December 31, 2021	59,287,314	5,560,104

Repurchase of ordinary shares (a)	1,447,513	82,665
Exercise of share-based payment (b)	(3,223,040)	—

As of December 31, 2022	57,511,787	5,642,769

(a)
In 2021, the Company’s board of directors authorized share repurchase programs under which the Company could repurchase up to an aggregate of USD1 billion of its shares during a specific period of time. As of December 31, 2022, the Company had repurchased 55.0 million shares for approximately RMB5,643 million under share repurchase programs.

(b)
For the year
s
ended December 31, 2020, 2021 and 2022, the number of treasury shares of nil and 2,219,927 and 3,223,040 had been used for the exercise of share-based payment with a par value of USD0.00001 per share, respectively, which amounted to RMB nil, RMB143 and RMB224.

F-12
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

39	Other reserves

	Employee share-based compensation reserve	Translation differences	General reserve	Value of conversion rights - optionally convertible promissory notes (Note 35)	Value of conversion rights - convertible redeemable preferred shares	Value of conversion rights - convertible promissory note (Note 34)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2020	451,325	(467,819)	223,712	—	230,006	5,744,955	(1,599,888)	4,582,291

C-round restructuring	—	—	—	1,489,748	(219,738)	—	25,648	1,295,658
Conversion of Class C ordinary shares to ordinary shares upon IPO	—	—	—	—	(10,268)	—	—	(10,268)
Foreign operation translation difference	—	614,399	—	—	—	—	—	614,399
Appropriation to general reserve	—	—	772,466	—	—	—	—	772,466
Share-based payment	164,164	—	—	—	—	—	—	164,164

As of December 31, 2020	615,489	146,580	996,178	1,489,748	—	5,744,955	(1,574,240)	7,418,710

	Employee share-based compensation reserve	Translation differences	General reserve	Value of conversion rights - optionally convertible promissory notes (Note 35)	Value of conversion rights - convertible promissory note (Note 34)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2021	615,489	146,580	996,178	1,489,748	5,744,955	(1,574,240)	7,418,710

Exercise of share-based payment	(72,709)	—	—	—	—	—	(72,709)
Foreign operation translation difference	—	28,402	—	—	—	—	28,402
Appropriation to general reserve	—	—	1,789,034	—	—	—	1,789,034
Share-based payment	132,071	—	—	—	—	—	132,071
Acquisition of non-controlling interests of a subsidiary	—	—	—	—	—	9,487	9,487

As of December 31, 2021	674,851	174,982	2,785,212	1,489,748	5,744,955	(1,564,753)	9,304,995

F-12
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

39	Other reserves (Continued)

	Employee share-based compensation reserve	Translation differences	General reserve	Value of conversion rights - optionally convertible promissory notes (Note 35)	Value of conversion rights - convertible promissory note (Note 34)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2022	674,851	174,982	2,785,212	1,489,748	5,744,955	(1,564,753)	9,304,995

Exercise of share-based payment	(68,110)	—	—	—	—	—	(68,110)
Foreign operation translation difference	—	(1,581,252)	—	—	—	—	(1,581,252)
Appropriation to general reserve	—	—	42,078	—	—	—	42,078
Share-based payment	45,491	—	—	—	—	—	45,491
Redemption and extension of convertible promissory notes (Note 34(a))	—	—	—	—	(5,584,770)	—	(5,584,770)

As of December 31, 2022	652,232	(1,406,270)	2,827,290	1,489,748	160,185	(1,564,753)	2,158,432

40	Retained earnings
In accordance with the relevant laws and regulations, each of the Company’s subsidiaries, the Consolidated Affiliated Entities and Subsidiaries of Consolidated Affiliated Entities incorporated in the PRC is required to annually appropriate 10% of its after-tax
income to its statutory surplus reserve prior to payment of any dividends, unless such reserve funds have reached 50% of such entity’s registered capital. As of December 31, 2021 and 2022, the accumulated statutory surplus reserve was RMB4,240 million and RMB4,432 million, respectively. Such reserves are not available for dividend distribution.

41	Commitment

(a)	Financing guarantee commitments
The Group provides financing guarantees services to individuals and small and micro-business owners who successfully obtain loans through the Group’s platform. The following table sets forth the balance of such commitment under the financing guarantee contracts for which the Group does not consolidate the underlying loans.
 The maximum exposure to credit risk before collateral held or other credit enhancements is depicted in note 4.1.2. All credit risk exposure of financing guarantee contracts have accrued corresponding ECL allowance (Note 33).

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Financing guarantee commitments	64,731,369	68,502,938

F-12
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

42	Note to consolidated statements of cash flows

(a)	Reconciliation from profit before income tax expenses to cash generated from operating activities:

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Profits before income tax	17,909,505	23,400,178	13,013,271
Adjustments for:
Depreciation of property and equipment	226,862	193,511	177,799
Depreciation of right-of-use assets	604,018	608,889	578,014
Amortization of intangible assets	31,831	22,234	15,325
Share of loss/(profit) of associates and joint ventures	(14,837)	31,143	218
Net gains on sale of property and equipment, and intangible assets	184	6,681	24,256
Net unrealized losses on financial assets at fair value through profit or loss	558,044	483,356	212,297
Non-cash employee benefits expense-share based payment	165,248	133,395	45,919
Asset impairment losses	7,168	1,100,882	427,108
Credit impairment losses	2,768,499	5,658,259	11,956,103
Finance cost classified as financing activities	3,137,737	1,808,050	2,502,008
Investment income classified as investing activities	(1,127,006)	(1,592,319)	(1,460,167)
Foreign exchange losses/(gains)	(192,337)	(206,753)	877,232

	24,074,916	31,647,506	28,369,383

Change in operating assets and liabilities, net of effects from purchase of controlled entity:
Decrease/(increase) in loans to customers and accounts and other receivables	(68,897,073)	(101,160,641)	10,415,490
Increase/(decrease) in accounts and other payables	56,166,868	82,508,406	(24,054,567)

	11,344,711	12,995,271	14,730,306

F-12
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

42	Note to consolidated statements of cash flows (Continued)

(b)	Net increase in cash and cash equivalents

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Cash and cash equivalents at the end of the year	23,785,651	26,496,310	29,537,511
Less: Cash and cash equivalents at the beginning of the year	(7,312,061)	(23,785,651)	(26,496,310)

Net increase in cash and cash equivalents	16,473,590	2,710,659	3,041,201

(c)	Cash and cash equivalents

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Cash at bank (Note 16)	24,158,568	34,743,188	43,882,127
Less: Time deposits with original maturities of more than 3 months	(373,102)	(8,250,270)	(14,346,731)
Add: Provision for impairment losses	185	3,392	2,115

Cash and cash equivalents at the end of the year	23,785,651	26,496,310	29,537,511

(d)	Net debt reconciliation
This section sets out an analysis of net debt and the movements in net debt for each of the years ended December 31, 2020, 2021 and 2022.

9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

42	Note to consolidated statements of cash flows (Continued)

(d)	Net debt reconciliation (Continued)

	Borrowings	Bond payable	Convertible promissory note payable	Convertible redeemable preferred shares	Lease liabilities	Optionally convertible promissory note	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2020	2,989,862	—	10,014,377	10,258,898	939,089	—	24,202,226

Cash flows	7,583,729	—	(92,981)	(928,242)	(596,575)	—	5,965,931
C-round restructuring	—	—	—	(9,234,748)	—	7,762,475	(1,472,273)
Conversion of Class C ordinary shares to ordinary shares upon IPO	—	—	—	(367,916)	—	—	(367,916)
Acquisitions-leases	—	—	—	—	653,251	—	653,251
Disposals-leases	—	—	—	—	(62,913)	—	(62,913)
Foreign exchange adjustments	(469,452)	—	(687,967)	(262,678)	—	(359,442)	(1,779,539)
Accrued expense	211,306	—	883,759	534,686	46,567	127,509	1,803,827

As of December 31, 2020	10,315,445	—	10,117,188	—	979,419	7,530,542	28,942,594

Cash flows	15,242,903	—	(100,937)	—	(663,160)	(446,953)	14,031,853
Acquisitions-leases	—	—	—	—	501,663	—	501,663
Disposals-leases	—	—	—	—	(62,087)	—	(62,087)
Foreign exchange adjustments	(227,077)	—	(239,754)	—	—	(173,565)	(640,396)
Accrued expense	596,146	—	893,001	—	38,709	495,079	2,022,935

As of December 31, 2021	25,927,417	—	10,669,498	—	794,544	7,405,103	44,796,562

Cash flows	8,675,099	2,010,782	(3,863,265)	—	(604,172)	(493,134)	5,725,310
Redemption of convertible promissory notes	—	—	(3,697,127)	—	—	—	(3,697,127)
Acquisitions-leases	—	—	—	—	589,488	—	589,488
Disposals-leases	—	—	—	—	(72,455)	—	(72,455)
Foreign exchange adjustments	772,437	75,524	1,009,422	—	—	709,192	2,566,575
Accrued expense	1,540,560	57,042	1,045,611	—	41,402	521,747	3,206,362

As of December 31, 2022	36,915,513	2,143,348	5,164,139	—	748,807	8,142,908	53,114,715

F-1
30

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

43	Share-based payment

The employees of the Group participate in share-based compensation plans under which share options and PSUs may be granted.

(a)	Share options
In December 2014 and August 2015, the Board of Directors of the Company approved the establishment of the Phase I Share Incentive Plan (the “2014 Plan”) and the Phase II Share Incentive Plan (the “2015 Plan”) to grant a maximum of 20,644,803 Class A ordinary shares and maximum of 25,000,000 Class A ordinary shares. respectively. The shares reserved for grants under the two plans were treated as treasury shares in the consolidated financial statements.
Options granted under the 2014 Plan and 2015 Plan are valid and effective for 10 years from the date of grant and generally vest evenly over four years. The Group originally determined that the vesting period would commence no later than the grant date and would end either on the date 6 months after the IPO date or on the service condition ending date, whichever was later. Before the IPO, the Group revised the vesting period to reflect the best available estimate of the IPO date. Before the successful IPO, any change in the estimate of the IPO date resulted in an adjustment of share-based compensation expenses on cumulative basis in the period when such change was made.
The Group does not have statutory or constructive obligations to purchase or repay options by cash.
The following table sets forth the changes in the number of outstanding options and the weighted average exercise prices:

	Average exercise price per share option	Number of options (in ’000)
Outstanding as of January 1, 2020	74.99	25,344

Forfeited during the year	79.23	(3,884)

As of December 31, 2020	74.22	21,460

Forfeited during the year	91.64	(1,702)
Exercised during the year	41.43	(1,937)

As of December 31, 2021	76.12	17,821

Exercised during the period	20.28	(2,821)

As of December 31, 2022	86.62	15,000

F-1
31

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

43	Share-based payment (Continued)

(a)	Share options (Continued)

The Company recognized RMB95 million, RMB4 million and RMB27 million in expenses related to share options in 2020, 2021 and 2022, respectively. No options expired during the periods covered by the above table. The weighted-average remaining contract life for outstanding share options was
4.47 years and 3.71 years as of December 31, 2021 and 2022, respectively. The following table sets forth the outstanding share options as of December 31, 2022 by different exercise price:

Number of options (in ’000)
Exercise price per share option
8.00	535
50.00	3,738
98.06	7,905
118.00	2,822

15,000

No share options were granted for the years ended December 31, 2020, 2021 and 2022.

(b)	PSUs
On September 4, 2019, the Board of Directors of the Company approved the establishment of the 2019 Performance Share Unit Plan (“2019 Plan”) to grant a maximum of 15,000,000 Class A ordinary shares which were reallocated from the 2015 Plan. Such shares were issued to Tun Kung Company Limited on December 24, 2019 and were treated as treasury shares in the consolidated financial statements. On July 21, 2021, the Company’s board of directors approved and authorized the Company to repurchase an aggregate of 35,644,803 shares, which included shares relating to the 2014 Plan, the 2015 Plan and the 2019 Plan, from Tun Kung Company Limited at par value.
For the year
s
ended December 31, 2020, 2021 and 2022, 1,990,600 PSUs, 1,589,900 PSUs, 39,500 PSUs were granted respectively, which are generally subject to a four-year vesting schedule as determined by the administrator of the plans. The actual number of PSUs provided to a grantee can vary from zero to 100 percent depending on the Group’s performance against certain key performance indicators which are determined annually.

F-1
32

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

43	Share-based payment (Continued)

(b)	PSUs (Continued)

The following table sets forth the changes in the number of PSUs and weighted average exercise prices:

	Weighted average grant day fair value	Number of units (in ’000)
Outstanding as of January 1, 2021	140.87	1,958

Granted during the year	82.60	1,590
Exercised during the year	141.69	(283)
Forfeited and other change during the year	152.70	(223)
Outstanding as of December 31, 2021	109.47	3,042

Granted during the year	60.78	40
Exercised during the year	112.47	(402)
Forfeited and other change during the year	286.29	(325)

Outstanding as of December 31, 2022	83.73	2,355

For the year
s
ended December 31, 2020, 2021 and 2022, the Company recognized RMB70 million, RMB129 million, RMB19 million of expenses related to PSUs, respectively.
The Group determined the underlying equity fair value of the Company based on its stock price as of the grant date. Based on fair value of the underlying equity, the Group uses Monte Carlo Simulation model to determine the fair value of the share unit as of the grant date. The risk-free rate was estimated based on the yield of the U.S treasury bond with a maturity date similar to the maturity date of the share unit plus the country risk premium of China. Volatility was estimated at grant date based on the average of the historical volatilities of the comparable companies over a period of time commensurable in length to the time to maturity of the share unit. Dividend yield was estimated based on management’s best estimate at the grant date. The following table sets forth the key assumptions used in the Monte Carlo Simulation model for the share units granted during the years ended December 31, 2021 and 2022.

PSUs granted in Year ended December 31,
	2021	2022
Risk-free rate	0.94%-1.70%	1.36%-3.37%
Expected volatility rate	55.40%-59.70%	55.40%-60.05%
Expected dividend yield	0.00%-3.00%	0.00%-3.01%

F-13
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

44	Related parties and related party transactions

The following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2020, 2021 and 2022.

(a)	Names and relationships with related parties
The following table sets forth the major related parties which have major transactions with the Group during the years ended December 31, 2020, 2021 and 2022:

Name of related parties	Relationship with the Company
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	Significant influence on the Group and its subsidiaries

44.1	Significant transactions with related parties
The following are the significant related party transactions and balances during the period and as of period end:

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Technology platform based income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	635,143	1,414,885	1,529,485

Other income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	1,234,616	3,538,974	1,053,718

Investment income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	261,148	594,446	338,252

Finance costs-Interest income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	147,638	247,238	281,130

Finance costs-Interest expense
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	67,468	6,151	25,435

Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	3,090,052	3,294,358	2,919,391

Other gains/(losses) – net
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	(499,543)	(211,674)	350,329

F-13
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

44	Related parties and related party transactions (Continued)

44.1	Significant transactions with related parties (Continued)

Technology platform based income
Ping An Group is a product provider of the Group’s technology platform. The investment products provided by Ping An Group primarily include private investment funds, insurance products, bank products, trust plans and bank products. Fees are collected from Ping An Group for facilitation of investment products offered on the Group’s technology platform. The Group generally receives service fees based on a certain percentage of the volume of investment products facilitated and loans made by Ping An Group. Such fee is recognized upon successful facilitation.
Other income
Other income mainly comprises income for the account management services provided by the Group to Ping An Group. The Group generally receives the service fees monthly based on the number of accounts managed and the performance of the underlying loans managed by the Group for Ping An Group. In September 2022, the account management service contracts with Ping An P&C were revised as a result of worse-than-expected loan performance. Based on the negotiation with Ping An P&C, the Group agreed to revise the contract and refunded RMB440 million to Ping An P&C and charged the account management fees based on loan performance after September 2022.
Net interest income – Interest expense
The interest expense mainly consists of interest paid for borrowings from Ping An Group. These borrowings were used to providing funding for on-balance
sheet loans under the Company’s retail credit and enablement business. The interest expenses are calculated based on the effective interest rates and the carrying amount of such borrowings.
Investment income
Investment income mainly consists of investment return received by the Group on investment products issued or managed by Ping An Group.
Finance costs
Ping An Group provides deposit services and financing services to the Group.
Finance costs include interest paid to Ping An Group for borrowings used for businesses other than the retail credit and enablement business, interest paid to Ping An Group for its subscription in the consolidated wealth management products managed by the Group and interest income received from Ping An Group for cash deposited by the Group in Ping An Group. The finance cost is calculated based on the effective interest rates on the outstanding balances.

F-13
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

44	Related parties and related party transactions (Continued)

44.1	Significant transactions with related parties (Continued)

Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses
Ping An Group provides a wide spectrum of services to the Group, including but not limited to:
(1) accounting processing and data communication services; (2) transaction settlement and custodian service; (3) office premise rental services; (4) technology support; and (5) HR support. The Group, in return, pays service fees to Ping An Group. The precise scope of service, service fees calculation, method of payment and other details of the service arrangement are agreed between the relevant parties separately.
The services fees paid by the Group to Ping An Group are determine through a bidding procedure according to the internal policies and procedures of the Group. if no tendering and bidding process is required under the Group’s internal policies, they are determined through mutual negotiations between the two parties based on historical fees of such services and comparable market rates.
Other gains/(losses)—net
Other gains/(losses) – net mainly consist of foreign exchange losses due to the foreign exchange swaps provided by Ping An Group.
Leases
Part of the
right-of-use
assets and lease liabilities are rented from Ping An Group, and are used as workplace.
Convertible promissory note payable
Ping An Group also held a convertible promissory note issued by the Company, which is disclosed in Note 34.
Purchase of financial assets
The Group purchased certain assets management plans, trust plans, mutual funds, private fund and other equity investments, bank wealth management products and corporate bonds managed and/or issued by Ping An Group. Please refer to Note 4.3 for the Group’s maximum exposure related to these investments.

F-13
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

44	Related parties and related party transactions (Continued)

44.2	Year end balances with related parties

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Trade related (i)
Cash
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	9,648,043	14,316,239

Account and other receivables and contract assets
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	1,386,252	1,310,245

Accounts and other payables and contract liabilities and other liabilities
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	723,646	560,888

F-13
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

44	Related parties and related party transactions (Continued)

44.2	Year end balances with related parties (Continued)

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Non-trade related (ii)
Account and other receivables and contract assets and other assets
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	1,665,875	1,641,361

Payable to platform investors, accounts and other payables and contract liabilities and other liabilities
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	78,102	3,839,817

Financial assets at amortized cost
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	1,279,156	2,504,622

Borrowings
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	—	820,716

Financial assets at fair value through profit or loss
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	3,500,726	—

(i)	The balances with related parties were unsecured, interest-free and repayable on demand.
In 2022, the Company has paid cash dividends to An Ke Technology Company Limited and Ping An Insurance Overseas (Holdings) Limited, which amounting USD291 million and USD194 million, respectively.

(ii)
These non-trade balances with related parties were mainly for treasury management purpose which are collectable or repayable on demand or within one year. The Company does not plan to settle all non-trade nature
related party transactions before Listing.

F-13
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

44	Related parties and related party transactions (Continued)

44.3	Key management personnel compensation
Key management includes directors (executive and
non-executive)
and senior officers. The following table sets forth the compensations paid or payable to key management for employee services:

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Wages and salaries	29,192	26,728	21,081
Welfare and other benefits	34,560	29,804	16,038

Including: Bonuses	28,061	24,066	8,617

Share-based payment	68,771	56,317	22,719

	132,523	112,849	59,838

45	Dividends
No dividend was paid by the Company during the years ended December 31, 2020 and 2021. On November 8, 2021, the Company’s board of directors approved an annual cash dividend policy. Under the policy, starting from 2022, the Company would declare and distribute a recurring cash dividend at an amount range from 20% to 40% of the consolidated net profit in the previous fiscal year. Whether to make dividend distributions and the exact amount of such distributions in any particular year would be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors, and subject to adjustment and determination by the board of directors. On August 3, 2022, the Company’s board of directors approved a semi-annual cash dividend policy to replace its existing dividend policy.
On March 7, 2022, the Company’s board of directors approved and declared a cash dividend of USD0.68 per ordinary share based on the Company’s outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on April 8, 2022, which amounting to 1,144,226,418 shares. This annual dividend was paid in April 2022.
On August 3, 2022, the Company’s board of directors approved an interm cash dividend of USD0.34 per ordinary share for the six-month
period ended June 30, 2022, based on the Company’s outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on October 13, 2022, which amounting to 1,145,926,797 shares. The interim dividend was paid in October 2022.
The dividend declaration triggered an anti-dilution adjustment to the conversion price and the adjusted conversion prices of Notes and optionally convertible promissory notes were USD13.45 and USD28.33 per ordinary share respectively following the dividend declarations.

9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

46	Contingent liability
Other than as disclosed in the previous notes (Note 41), the Group did not have any significant contingent liability as of December 31, 2021 and 2022.

47	Benefits and interests of directors
The remuneration of each director of the Company includes director’s fees, salaries and bonuses, social security and housing fund, other benefits, and non-monetary
benefits.
The director’s fee, salaries and bonuses, social security and housing fund and other benefits incurred by the Group for the years ended December 31, 2020, 2021 and 2022 are set out as follows:
Year ended December 31, 2020:

Name	Director’s fee	Salaries and bonuses	Social security and housing fund	Other benefits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors:
Cho Yong Suk	—	9,750	30	2,239	12,019
Gregory Dean Gibb	—	8,880	65	2,156	11,101
Ji Guangheng	—	10,375	26	297	10,698
Li Renjie	—	10,100	—	522	10,622
Non-Executive Directors:
Zhang Xudong	400	—	—	—	400
Li Weidong	400	—	—	—	400
Kwong Che Keung Gordon	224	—	—	—	224
Ha Jiming	1,957	—	—	—	1,957
Yang Rusheng	176	—	—	—	176
Sin Yin Tan	—	—	—	—	—
Jason Bo Yao	—	—	—	—	—
Law Eddie Siu Wah	—	—	—	—	—
Ip So Lan	—	—	—	—	—
Ahmed Ali Al-Hammadi	—	—	—	—	—
Peter Jurdjevic	—	—	—	—	—

	3,157	39,105	121	5,214	47,597

F-1
40

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

47	Benefits and interests of directors (Continued)

Year ended December 31, 2021:

Name	Director’s fee	Salaries and bonuses	Social security and housing fund	Other benefits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors:
Cho Yong Suk	—	14,070	74	2,147	16,291
Gregory Dean Gibb	—	8,410	74	1,963	10,447
Ji Guangheng	—	12,090	83	523	12,696
Li Renjie	—	667	—	175	842
Non-Executive Directors:
Zhang Xudong	500	—	—	—	500
Li Weidong	500	—	—	—	500
Ha Jiming	164	—	—	—	164
Yang Rusheng	500	—	—	—	500
Tang Yunwei	458	—	—	—	458
Li Xianglin	458	—	—	—	458
Sin Yin Tan	—	—	—	—	—
Jason Bo Yao	—	—	—	—	—
Law Eddie Siu Wah	—	—	—	—	—
Peter Jurdjevic	—	—	—	—	—
Li Rui	—	—	—	—	—

	2,580	35,237	231	4,808	42,856

F-1
41

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

47	Benefits and interests of directors (Continued)

Year ended December 31, 2022:

Name	Director’s fee	Salaries and bonuses	Social security and housing fund	Other benefits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors:
Cho Yong Suk	—	7,750	82	2,242	10,074
Gregory Dean Gibb	—	4,580	76	2,433	7,089
Ji Guangheng	—	2,673	23	87	2,783
Non-Executive Directors:
Zhang Xudong	500	—	—	—	500
Li Weidong	500	—	—	—	500
Yang Rusheng	500	—	—	—	500
Tang Yunwei	448	—	—	—	448
Li Xianglin	500	—	—	—	500
Li Rui	—	—	—	—	—
Ou Hanjie	—	—	—	—	—
Cai Fangfang	—	—	—	—	—
Fu Xin	—	—	—	—	—
Huang Yuqiang	—	—	—	—	—

	2,448	15,003	181	4,762	22,394

Other
non-monetary
benefits include share options and performance share units (“PSUs”). In the years ended December 31, 2020, 2021 and 2022, the total number of shares issued upon the exercise of share options and vesting of PSUs granted to the directors of the Company was nil, 951,276.5 and 1,685,372.5, respectively, with trading prices ranging from USD2.96 per share to USD18.11 per share.

F-1
42

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

48	Parent company only condensed financial information
Parent company only financial statements include condensed financial information as to statements of financial position, cash flows and comprehensive income of a parent company as of the same dates and for the same periods for which the consolidated financial statements have been presented.
The Company did not have significant capital and other commitments or guarantees as of December 31, 2022. The subsidiaries did not pay any dividend to the Company for the periods presented.

(a)	Investments accounted for using the equity method

	As of December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Investments in subsidiaries	77,046,809	95,412,806	106,249,382
Investments in associates	489,931	459,496	39,271

	77,536,740	95,872,302	106,288,653

Condensed Statements of Comprehensive Income

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Investment income	113,793	60,006	38,695
Income from subsidiaries and VIEs	15,149,508	18,035,463	10,683,088

Total income	15,263,301	18,095,469	10,721,783

General and administrative expenses	(91,233)	(113,056)	(113,983)
Credit impairment losses	(6,314)	2,210	6,972
Finance costs	(2,901,518)	(1,380,292)	(1,753,486)
Other gains/(losses) - net	89,878	202,562	(161,917)

Total expenses	(2,909,187)	(1,288,576)	(2,022,414)

Income before income tax expenses	12,354,114	16,806,893	8,699,369
Less: Income tax expenses	—	(2,513)	—

Net profit for the year	12,354,114	16,804,380	8,699,369

Net profit attributable to:
Owners of the Company	12,354,114	16,804,380	8,699,369
Other comprehensive income/(loss), net of tax:
-Exchange differences on translation of foreign operations	614,399	28,402	(1,581,252)

Total comprehensive income for the year	12,968,513	16,832,782	7,118,117

Total comprehensive income attributable to:
Owners of the Company	12,968,513	16,832,782	7,118,117

F-14
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

48	Parent company only condensed financial information (Continued)

Condensed Statements of Financial Position

	As of December 31,
	Note	2021	2022
		RMB’000	RMB’000
ASSETS
Cash at bank	16	1,813,616	1,644,302
Financial assets at fair value through profit or loss	17	383,888	767,636
Financial assets at amortized cost	18	8,846,623	155,602
Accounts and other receivables and contract assets	20	4,641,662	1,627,343
Investments accounted for using the equity method	48(a)	95,872,302	106,288,653

Total assets		111,558,091	110,483,536

LIABILITIES
Borrowings	29	319,926	139,054
Accounts and other payables and contract liabilities	31	74,928	3,803,643
Convertible promissory note payable	34	10,669,498	5,164,139
Optionally convertible promissory notes	35	7,405,103	8,142,908
Other liabilities		34,941	43,946

Total liabilities		18,504,396	17,293,690

EQUITY
Share capital	37	75	75
Share premium	37	33,365,786	32,073,874
Treasury shares	38	(5,560,104)	(5,642,769)
Other reserves	39	9,304,995	2,158,432
Retained earnings		55,942,943	64,600,234

Total equity		93,053,695	93,189,846

Total liabilities and equity		111,558,091	110,483,536

4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

48	Parent company only condensed financial information (Continued)

Condensed Statements of Cash Flows

	Year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash used in operating activities	(98,869)	(105,253)	166,134

Net cash generated from/(used in) operating activities	(98,869)	(105,253)	166,134

Cash flows from investing activities
Capital contribution to consolidated entities	(1,898,193)	(109,635)	—
Payment for advances to consolidated entities	(9,456,072)	(3,689,678)	(160,000)
Receipts of repayments of the advances and capital return from consolidated entities	2,374,680	7,249,502	12,450,046
Proceeds and interest from sale of investment assets	1,875	6,522	419,538
Payment for acquisition of investment assets	—	(383,798)	(764,885)

Net cash generated from/(used in) investing activities	(8,977,710)	3,072,913	11,944,699

Cash flows from financing activities
Proceeds from issuance of shares and other equity securities	17,343,739	—	—
Proceeds from exercise of share-based payment	—	43,456	95,911
Proceeds from borrowings	—	319,535	134,228
Repayment of borrowings	(1,128,036)	(369,929)	(374,464)
Repayment of convertible promissory note payable	—	—	(3,747,386)
Payment for interest expenses	(1,034,617)	(555,304)	(621,246)
Payment for dividend declared	—	—	(7,717,474)
Payment for repurchase of ordinary shares	—	(6,438,455)	—
Other financing activities	(4,745)	(1,131)	—

Net cash generated from/(used in) financing activities	15,176,341	(7,001,828)	(12,230,431)

Effect of exchange rate changes on cash and cash equivalents	(336,426)	(62,027)	(49,716)

Net increase/(decrease) in cash and cash equivalents	5,763,336	(4,096,195)	(169,314)
Add: Cash and cash equivalents at the beginning of the year	146,475	5,909,811	1,813,616

Cash and cash equivalents at the end of the year	5,909,811	1,813,616	1,644,302

49	Subsequent events
On March 9, 2023, the board of directors of the Company has approved a revised semi-annual cash dividend policy to replace its existing dividend policy. Under the revised dividend policy, starting from 2023, the Company will declare and distribute a recurring cash dividend semi-annually in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to approximately 20% to 40% of the Company’s net profit in such fiscal year, or as otherwise authorized by the board of directors. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon the Company’s operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the board of directors. On the same day, the board of directors of the Company has approved a cash dividend of USD0.10 per ordinary share for the six-month period ended December 31, 2022, on the Company’s outstanding shares to shareholders of record as of the close of trading on the New York Stock Exchange on April 7, 2023.

F-14
5