Form 20-F
period 2023-12-31
Lufax Holding Ltd
filed 2024-04-23
CIK 1816007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Building No. 6
Lane 2777, Jinxiu East Road
Pudong New District, Shanghai
People’s Republic of
China
Telephone: +86
21-3863-6278
Email: Investor_Relations@lu.com
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (each representing two ordinary shares, par value US$0.00001 per share)*	LU	New York Stock Exchange
Ordinary shares, par value US$0.00001 per share	6623	The Stock Exchange of Hong Kong Limited

*	Effective on December 15, 2023, the ratio of ADSs to our ordinary shares was changed from two ADSs representing one ordinary share to one ADS representing two ordinary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,146,319,171 ordinary shares (excluding shares underlying the ADSs repurchased by our company pursuant to the share repurchase programs and shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the share incentive plans), par value US$0.00001 per share, as of December 31, 2023.
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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“active borrowers” refer to borrowers that have a current outstanding balance with our company as of the period end;

•	“ADSs” refer to our American depositary shares, each representing two ordinary shares;

•	“AI” refers to artificial intelligence;

•

“APR” or “annualized percent rate” refers to the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12, where all-in borrowing cost comprises the actual amount of (i) interest, (ii) insurance premiums or guarantee fees and (iii) retail credit enablement service fees;

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

•	“DPD 30+ delinquency rate” refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due, divided by the outstanding balance of loans;

•	“DPD 90+ delinquency rate” refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans;

•	“Hong Kong dollars” or “HK$” refers to the legal currency of Hong Kong;

•	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;

•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	“KYB” refers to know-your-business;

•	“KYC” refers to know-your-customers;

•	“KYP” refers to know-your-products;

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

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 19, 2024, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB7.2403 to US$1.00.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

On December 15, 2023, we effected an ADS ratio change to adjust our ordinary share to ADS ratio from two ADSs representing one ordinary share to one ADS representing two ordinary shares. Except otherwise stated, the ADS ratio change has been retrospectively applied for all periods presented in this annual report.

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. All the operational risks associated with being based in and having operations in China also apply to our operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in China, the laws, we expect the regulations and the discretion of the governmental authorities in China discussed in this annual report apply to entities and businesses in China, rather than entities or businesses in Hong Kong, which operate under a different set of laws from China.

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

•

The percentage of outstanding loans with credit risk exposure for our company increased in recent years. If we fail to effectively manage credit risk of our loans and our overdue loans increase, our business, financial condition and results of operations may be materially adversely affected.

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

•

The filings, approval or other administration requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities may be required in connection with our offshore listings under PRC law. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filings with the CSRC or other PRC governmental authorities may be required in connection with our offshore listings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take.”

•

Cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For more details, see “Item 3. Key Information —D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.”

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

Risks Relating to Our Shares and ADSs

•	Our ADSs may be delisted if the trading price of our ADSs fails to comply with the minimum price requirement of the NYSE.

•	The trading price of our ordinary shares or ADSs is likely to be volatile, which could result in substantial losses to investors.

•	The sale or availability for sale of substantial amounts of our ordinary shares or ADSs could adversely affect their market price.

•

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States or Hong Kong and most of their assets are located outside the United States or Hong Kong. As a result, it may be difficult or impossible for you to effect service of process within the United States or Hong Kong upon these individuals, or to bring an action against us or against these individuals in the United States or Hong Kong in the event that you believe your rights have been infringed under the U.S. federal securities laws, the Hong Kong securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Shares and ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law” and “—Certain judgments obtained against us by our shareholders may not be enforceable.”

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

(3)	Ping An Puhui Enterprises Management Co., Ltd. holds the remaining 9.375% of the equity interests in Chongqing Jin’an Microloan Co., Ltd.

(4)	Ping An Insurance holds the remaining 30% of the equity interests in Ping An Consumer Finance Co., Ltd.

Lufax Holding Ltd is not an operating company in China but a Cayman Islands holding company with no equity ownership in its consolidated affiliated entities. We conduct operations in China through (i) our PRC subsidiaries, (ii) the consolidated affiliated entities with which we have contractual arrangements, and (iii) the subsidiaries of the consolidated affiliated entities. PRC laws and regulations restrict and impose conditions on foreign ownership and investment in certain internet-based businesses. Accordingly, we operate these businesses in China through the consolidated affiliated entities and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the consolidated affiliated entities and their respective shareholders to control the business operations of the consolidated affiliated entities and their subsidiaries. This structure provides investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in operating companies in certain sectors. Revenues contributed by the consolidated affiliated entities and their subsidiaries accounted for 2.5%, 1.7% and 0.5% of our total revenues for 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to Lufax Holding Ltd, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated affiliated entities in China and their subsidiaries, including but not limited to (i) Shanghai Xiongguo Corporation Management Co., Ltd., or Shanghai Xiongguo, which was established in December 2014 and ultimately holds all equity interests of Shanghai Lufax (as defined below), (ii) Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), or Shanghai Lufax, which was established in September 2011 and currently operates the online wealth management business, and (iii) Shenzhen Lufax Holding Enterprise Management Co., Ltd., or Shenzhen Lufax Enterprise Management, which was established in May 2018 and currently has a wholly owned subsidiary that holds an internet content provider license, or ICP license. The consolidated affiliated entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under IFRS for accounting purposes. Investors in our ADSs are not purchasing equity interests in the consolidated affiliated entities in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the consolidated affiliated entities in China.

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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated affiliated entities and their shareholders. It is uncertain whether any new PRC laws or regulations relating to the contractual arrangements of the consolidated affiliated entities will be adopted or, if adopted, what they would provide. If we or the consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities may have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

We face various legal and operational risks and uncertainties related to doing business in China. Our business operations are primarily conducted through the consolidated affiliated entities and their subsidiaries in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ordinary shares and ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, of this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China —The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ordinary shares or ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares and ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” and “—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.”

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

In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

Furthermore, as advised by Haiwen & Partners, our PRC counsel, for historical issuances of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, and (iii) have neither received nor were denied such requisite permissions by any PRC authority. However, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Measures, effective March 31, 2023. According to the Filing Measures, domestic companies in the PRC that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Filing Measures. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Filing Measures. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filings with the CSRC or other PRC governmental authorities may be required in connection with our offshore listings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take.”

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, (i) the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and (ii) with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States. Our memorandum and articles of association does not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

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

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands laws, has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment of a United States court predicated upon the civil liability provisions of the federal securities laws in the United States if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Haiwen & Partners, our counsel as to PRC law, has advised us that (i) it would be highly uncertain that the courts of the PRC would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (ii) there is uncertainty as to whether the courts of the PRC would entertain original actions brought in the PRC against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Haiwen & Partners has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements, public policy considerations and conditions set forth in applicable provisions of PRC laws, including of the PRC Civil Procedure Law based either on bilateral treaties or international conventions contracted by China and the country where the judgment is made or on reciprocity between jurisdictions. Haiwen & Partners has advised us further that under PRC law, a foreign judgment will not be recognized and enforced by a PRC court, if (i) the foreign court does not have jurisdiction over the case, (ii) the respondent has not been legitimately summoned, or if legitimately summoned, has not been provided a reasonable opportunity to make representation and debate, or the litigant without litigation capacity has not been assigned an appropriate agent, (iii) the foreign judgment is obtained by fraud, (iv) the PRC court has already made a judgment or ruling on the same dispute, or has recognized the judgment or ruling made by the foreign court for the same dispute, or (v) the foreign judgment violates basic legal principles, state sovereignty, safety or social public interest. As there currently exists no bilateral treaty, international convention or other form of reciprocity between China and the United States or the Cayman Islands governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, it would be highly uncertain that a PRC court would enforce judgments rendered by courts in the U.S. or in the Cayman Islands.

Cash and Asset Flows Through Our Organization

Lufax Holding Ltd is a holding company with no operations of its own. We conduct operations in China primarily through our PRC subsidiaries and the consolidated affiliated entities and their subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Lufax Holding Ltd’s ability to continue paying dividends to its shareholders and investors of the ADSs in the future, as well as its ability to service any debt it has incurred or may incur, may depend upon dividends paid by our PRC subsidiaries and, indirectly, on technical and consulting service fees paid by the consolidated affiliated entities in China. If any of our PRC subsidiaries or the consolidated affiliated entities incurs debt on its own behalf in the future, the instruments governing such debt may restrict our PRC subsidiaries’ ability to pay dividends to Lufax Holding Ltd or the consolidated affiliated entities’ ability to pay technical and consulting service fees. In addition, our PRC subsidiaries are permitted to pay dividends to Lufax Holding Ltd only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and the consolidated affiliated entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

For the years ended December 31, 2021 and 2022, no dividends or distributions were made to Lufax Holding Ltd, the parent company, by our subsidiaries. For the year ended December 31, 2023, the total amount of dividends or distributions made to Lufax Holding Ltd, the parent company, by our subsidiaries was RMB5.8 billion (US$0.8 billion).

Under PRC law, Lufax Holding Ltd may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the consolidated affiliated entities only through loans, subject to satisfaction of government registration and approval requirements.

For the years ended December 31, 2021, 2022 and 2023, Lufax Holding Ltd provided capital contributions of RMB0.1 billion, nil and nil, respectively, to its subsidiaries and received capital return of nil, RMB17.4 million and nil, respectively, from its subsidiaries. For the years ended December 31, 2021, 2022 and 2023, Lufax Holding Ltd provided loans with principal amount of RMB3.7 billion, RMB0.2 billion and RMB0.9 billion (US$0.1 billion), respectively, to its subsidiaries, and the subsidiaries repaid principal amount of RMB7.2 billion, RMB12.4 billion and RMB1.7 billion (US$0.2 billion), respectively, to Lufax Holding Ltd.

The consolidated affiliated entities may transfer cash to the relevant PRC subsidiaries by paying technical and consulting service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between each of the consolidated affiliated entities and its corresponding PRC subsidiary, each of the consolidated affiliated entities agrees to pay service fees to the relevant PRC subsidiary on a quarterly basis. For the years ended December 31, 2021, 2022 and 2023, the service fees paid by the consolidated affiliated entities to the PRC subsidiaries pursuant to the exclusive business cooperation agreements were RMB433.6 million, RMB101.3 million and nil, respectively. If there is any amount payable to relevant PRC subsidiaries under the contractual arrangements, the consolidated affiliated entities will settle the amount accordingly.

The following table is a summary of cash transfers that have occurred between our subsidiaries and the consolidated affiliated entities:

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Cash paid by the consolidated affiliated entities to our subsidiaries under service agreements(1)	(433,609)	(101,290)	—
Cash paid by the consolidated affiliated entities to our subsidiaries as advance payments(1)	(466,227)	(83)	—
Cash received by the consolidated affiliated entities from our subsidiaries as advance payments(1)	29,116	9,348	—
Net cash received/(paid) for intra-group centralized cash management activities by the consolidated affiliated entities to our subsidiaries for operating activities(1)(7)	2,239,892	(533,569)	592,730
Collection of loans by the consolidated affiliated entities from our subsidiaries for intra-group investing(2)	1,064,669	158	—
Cash paid as loans by the consolidated affiliated entities to our subsidiaries for intra-group investing(3)	(500,000)	—	(700,000)
Cash received by the consolidated affiliated entities from our subsidiaries for sale of intangible assets(4)	—	15,035	—
Cash paid by the consolidated affiliated entities to our subsidiaries for purchase of intangible assets(4)	(15,023)	—	—
Net cash received/(paid) for intra-group centralized cash management activities by the consolidated affiliated entities to our subsidiaries for investing activities(4)(7)	(720,304)	549,231	311,736
Repayment of loans by the consolidated affiliated entities to our subsidiaries for intra-group financing(5)	(17,114,012)	(10,755,583)	(4,679,877)
Cash received as loans by the consolidated affiliated entities from our subsidiaries for intra-group financing(6)	9,774,001	4,617,000	37,850

Notes:

(1)

Represents the “inter-company cash flow” line item under operating activities of the consolidated affiliated entities and consolidated affiliated entities’ subsidiaries as in the condensed consolidating schedule of cash flow data.

(2)

Represents the “receipts of repayments of the advances from consolidated entities” line item of the consolidated affiliated entities and consolidated affiliated entities’ subsidiaries as in the condensed consolidating schedule of cash flow data which represents the collection of loans by the consolidated affiliated entities and consolidated affiliated entities’ subsidiaries from consolidated entities.

(3)

Represents the “payment for advances to consolidated entities” line item of the consolidated affiliated entities and consolidated affiliated entities’ subsidiaries as in the condensed consolidating schedule of cash flow data which represents the cash paid as loans by the consolidated affiliated entities and consolidated affiliated entities’ subsidiaries to consolidated entities.

(4)

Represents the “inter-company cash flow” line item under investing activities of the consolidated affiliated entities and consolidated affiliated entities’ subsidiaries as in the condensed consolidating schedule of cash flow data.

(5)

Represents the “repayment for advances to consolidated entities” line item of the consolidated affiliated entities and consolidated affiliated entities’ subsidiaries as in the condensed consolidating schedule of cash flow data which represents the repayment of loans by the consolidated affiliated entities and consolidated affiliated entities’ subsidiaries to consolidated entities.

(6)

Represents the “receipts of advances from consolidated entities” line item of the consolidated affiliated entities and consolidated affiliated entities’ subsidiaries as in the condensed consolidating schedule of cash flow data which represents the cash received as loans by consolidated affiliated entities and consolidated affiliated entities’ subsidiaries from consolidated entities.

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

For the years ended December 31, 2021, 2022 and 2023, except as disclosed above, no transfers of other assets, dividends or distributions were made between the holding company, our subsidiaries, and the consolidated affiliated entities.

On March 9, 2023, our board of directors approved a revised semi-annual cash dividend policy. Under the revised dividend policy, starting from 2023, we will declare and distribute a recurring cash dividend semi-annually in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to approximately 20% to 40% of our net profit in such fiscal year, or as otherwise authorized by the board of directors. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon our operations and earnings, cash flow, financial condition, and other factors, and subject to adjustment and determination by the board of directors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

We distributed cash dividends to our shareholders as follows: US$0.68 per ordinary share (US$0.34 per ADS) in April 2022, based on our net profits for the financial year 2021; US$0.34 per ordinary share (US$0.17 per ADS) in October 2022, based on our net profits for the six-month period ended June 30, 2022; US$0.10 per ordinary share (US$0.05 per ADS) in April 2023, based on the profits for the six-month period ended December 31, 2022; and US$0.078 per ordinary share (US$0.039 per ADS) in October 2023, based on the profits for the six-month period ended June 30, 2023. For the years ended December 31, 2021, 2022 and 2023, dividends made to U.S. investors were nil, RMB7,628.6 million and RMB1,438.8 million (US$202.6 million).

In March 2024, our board of directors resolved to recommend the declaration and distribution of a special dividend in the amount of US$1.21 per ordinary share or US$2.42 per ADS, subject to the approval of shareholders at the forthcoming annual general meeting to be held on May 30, 2024. If approved, this special dividend will be payable in cash, with eligible holders of ordinary shares given an option to elect to receive the special dividend wholly in the form of new ordinary shares and eligible holders of ADSs given an option to elect to receive the special dividend wholly in the form of new ADSs (except for Hong Kong Securities Clearing Company Nominees Limited, the depositary bank for the ADS program and other intermediaries such as brokers that are aggregating the elections of more than one holder, which may elect to receive their entitlement partly in cash and partly in the form of new ordinary shares or ADSs). Our ability to pay this special dividend depends on one-off dividends that were paid by our PRC subsidiaries in 2024. In March 2024, some of our PRC subsidiaries declared dividends to Harmonious Splendor Limited, our Hong Kong subsidiary, for an aggregate amount of RMB10.5 billion (US$1.5 billion), including the withholding tax of RMB1,050 million (US$147.9 million).

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

Selected Condensed Consolidating Statements of Operations Information

	For the Year Ended December 31, 2023
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Technology platform-based income	—	14,712,670	491,117	122,039	—	15,325,826
Net interest income	—	12,348,357	—	—	—	12,348,357
Guarantee income	—	4,392,376	—	—	—	4,392,376
Other income	—	1,142,033	—	1,737	—	1,143,770
Investment income	8,105	1,056,014	36,155	(49,821)	—	1,050,453
Share of net profit/(loss) of investments accounted for using the equity method	—	—	(5,416)	—	—	(5,416)
Inter-company revenues from transactions(1)(3)	—	(26,829)	2,099,755	90,513	(2,163,439)	—
Income/(loss) from subsidiaries and the consolidated affiliated entities(2)	2,042,751	560,773	117,913	—	(2,721,437)	—
Total income	2,050,856	34,185,394	2,739,524	164,468	(4,884,876)	34,255,366
Operating expenses	(155,610)	(17,485,891)	(2,008,507)	(28,005)	—	(19,678,013)
Credit impairment losses	(7)	(12,758,713)	26,351	35,061	—	(12,697,308)
Asset impairment losses	—	—	(31,246)	—	—	(31,246)
Finance costs	(996,833)	584,708	(5,558)	3,660	—	(414,023)
Other gains/(losses) – net	(5,638)	342,380	(129,724)	3,318	—	210,336
Inter-company expenses from transactions(1)(3)	(5,903)	(1,822,148)	(61,255)	(311,248)	2,200,554	—

Total expenses	(1,163,991)	(31,139,664)	(2,209,939)	(297,214)	2,200,554	(32,610,254)
Profit/(loss) before income tax	886,865	3,045,730	529,585	(132,746)	(2,684,322)	1,645,112
Less: Income tax expenses	—	(649,448)	28,981	9,841	—	(610,626)

Net profit/(loss) for the year	886,865	2,396,282	558,566	(122,905)	(2,684,322)	1,034,486

Net profit/(loss) attributable to: Owners of Lufax Holding Ltd	886,865	2,042,751	558,566	(122,905)	(2,478,412)	886,865
Non-controlling interests	—	353,531	—	—	(205,910)	147,621

	886,865	2,396,282	558,566	(122,905)	(2,684,322)	1,034,486

	For the Year Ended December 31, 2022
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Technology platform-based income	—	27,456,609	1,256,039	505,784	—	29,218,432
Net interest income	—	18,981,376	—	—	—	18,981,376
Guarantee income	—	7,372,509	—	—	—	7,372,509
Other income	—	1,180,841	56,403	760	—	1,238,004
Investment income	4,667	860,985	136,350	303,623	—	1,305,625
Share of net profit/(loss) of investments accounted for using the equity method	—	—	(218)	—	—	(218)
Inter-company revenues from transactions(1)(3)	34,028	(70,828)	2,577,531	156,029	(2,696,760)	—
Income/(loss) from subsidiaries and the consolidated affiliated entities(2)	10,683,088	163,230	(272,669)	—	(10,573,649)	—
Total income	10,721,783	55,944,722	3,753,436	966,196	(13,270,409)	58,115,728
Operating expenses	(113,983)	(23,207,619)	(3,419,557)	(148,192)	—	(26,889,351)
Credit impairment losses	6,525	(16,183,163)	(44,963)	(328,864)	—	(16,550,465)
Asset impairment losses	—	(7,101)	—	(420,007)	—	(427,108)
Finance costs	(1,753,486)	546,691	(73,922)	41,725	—	(1,238,992)
Other gains/(losses) – net	(161,917)	36,186	(34,050)	163,240	—	3,459
Inter-company expenses from transactions(1)(3)	447	(2,132,463)	(66,242)	(540,809)	2,739,067	—

Total expenses	(2,022,414)	(40,947,469)	(3,638,734)	(1,232,907)	2,739,067	(45,102,457)
Profit before income tax	8,699,369	14,997,253	114,702	(266,711)	(10,531,342)	13,013,271
Less: Income tax expenses	—	(4,160,102)	48,839	(126,969)	—	(4,238,232)

Net profit for the year	8,699,369	10,837,151	163,541	(393,680)	(10,531,342)	8,775,039

Net profit/(loss) attributable to: Owners of Lufax Holding Ltd	8,699,369	10,683,088	163,541	(393,798)	(10,452,831)	8,699,369
Non-controlling interests	—	154,063	—	118	(78,511)	75,670

	8,699,369	10,837,151	163,541	(393,680)	(10,531,342)	8,775,039

	For the Year Ended December 31, 2021
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Technology platform-based income	—	36,018,357	917,668	1,358,292	—	38,294,317
Net interest income	—	14,174,231	—	—	—	14,174,231
Guarantee income	—	4,370,342	—	—	—	4,370,342
Other income	—	3,860,371	5,925	9,111	—	3,875,407
Investment income	2,289	712,174	215,380	221,910	—	1,151,753
Share of net profit of investments accounted for using the equity method	—	—	(3,428)	(27,715)	—	(31,143)
Inter-company revenues from transactions(1)(3)	57,717	320,693	2,585,766	5,249	(2,969,425)	—
Income/(loss) from subsidiaries and the consolidated affiliated entities(2)	18,035,463	(511,184)	(747,604)	—	(16,776,675)	—
Total income	18,095,469	58,944,984	2,973,707	1,566,847	(19,746,100)	61,834,907
Operating expenses	(113,056)	(26,446,062)	(3,303,952)	(330,914)	—	(30,193,984)
Credit impairment losses	49	(6,315,341)	(10,901)	(317,534)	—	(6,643,727)
Asset impairment losses	—	(814,558)	(283,809)	(2,515)	—	(1,100,882)
Finance costs	(1,380,292)	360,141	(90,530)	115,166	—	(995,515)
Other gains/(losses) – net	197,807	267,902	32,137	1,533	—	499,379
Inter-company expenses from transactions(1)(3)	6,916	(1,703,489)	11,700	(1,422,021)	3,106,894	—

Total expenses	(1,288,576)	(34,651,407)	(3,645,355)	(1,956,285)	3,106,894	(38,434,729)
Profit before income tax	16,806,893	24,293,577	(671,648)	(389,438)	(16,639,206)	23,400,178
Less: Income tax expenses	(2,513)	(6,496,596)	65,495	(257,504)	—	(6,691,118)

Net profit for the year	16,804,380	17,796,981	(606,153)	(646,942)	(16,639,206)	16,709,060

Net profit/(loss) attributable to: Owners of Lufax Holding Ltd	16,804,380	18,035,463	(606,153)	(646,942)	(16,782,368)	16,804,380
Non-controlling interests	—	(238,482)	—	—	143,162	(95,320)

	16,804,380	17,796,981	(606,153)	(646,942)	(16,639,206)	16,709,060

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2023
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
ASSETS
Cash at bank	68,371	39,191,594	31,121	307,699	—	39,598,785
Restricted cash	—	10,605,141	—	540,697	—	11,145,838
Financial assets at fair value through profit or loss	—	26,547,142	500,798	1,844,664	—	28,892,604
Financial assets at amortized cost	—	351,655	—	2,659,915	—	3,011,570
Accounts and other receivables and contract assets	111,852	6,214,003	365,317	602,499	—	7,293,671
Loans to customers	—	129,693,954	—	—	—	129,693,954
Investments accounted for using the equity method	—	—	2,609	—	—	2,609
Investment in subsidiaries and the consolidated affiliated entities(2)(6)	102,403,569	10,299,452	(842,014)	—	(111,861,007)	—
Assets arising from intra-group transactions(1)	—	3,702	70,309	9,200	(83,211)	—
Amounts due from consolidated entities(4)	762	701,520	10,542,393	2,313,929	(13,558,604)	—
Other assets(5)	—	16,586,663	428,622	368,693	—	17,383,978

Total assets	102,584,554	240,194,826	11,099,155	8,647,296	(125,502,822)	237,023,009
LIABILITIES
Payable to platform investors	—	121,273	—	864,488	—	985,761
Borrowings	4,080,860	34,692,296	50,128	—	—	38,823,284
Bond payable	—	—	—	—	—	—
Accounts and other payables and contract liabilities	25,228	6,499,377	356,309	96,204	—	6,977,118
Payable to investors of consolidated structured entities	—	83,221,428	—	43,310	—	83,264,738
Convertible promissory note payable	5,650,268	—	—	—	—	5,650,268
Optionally convertible promissory notes	—	—	—	—	—	—
Amounts due to consolidated entities(4)	639,976	2,381,188	21,534	10,515,906	(13,558,604)	—
Other liabilities(5)	45,734	7,184,671	352,779	54,874	—	7,638,058

Total liabilities	10,442,066	134,100,233	780,750	11,574,782	(13,558,604)	143,339,227
EQUITY
Total equity attributable to owners of the company(1)	92,142,488	102,403,569	10,318,405	(2,927,486)	(109,794,488)	92,142,488

Non-controlling interests(6)	—	3,691,024	—	—	(2,149,730)	1,541,294

Total equity	92,142,488	106,094,593	10,318,405	(2,927,486)	(111,944,218)	93,683,782

Total liabilities and equity	102,584,554	240,194,826	11,099,155	8,647,296	(125,502,822)	237,023,009

	As of December 31, 2022
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
ASSETS
Cash at bank	1,644,302	39,262,021	526,040	2,449,764	—	43,882,127
Restricted cash	—	25,975,201	—	533,430	—	26,508,631
Financial assets at fair value through profit or loss	767,636	23,950,065	39,097	4,332,649	—	29,089,447
Financial assets at amortized cost	6,814	528,331	1,629,734	2,551,569	—	4,716,448
Accounts and other receivables and contract assets	925,798	12,246,665	1,013,976	1,571,696	—	15,758,135
Loans to customers	—	211,446,645	—	—	—	211,446,645
Investments accounted for using the equity method	—	—	39,271	—	—	39,271
Investment in subsidiaries and the consolidated affiliated entities(2)(6)	106,288,653	9,754,538	(967,425)	—	(115,075,766)	—
Assets arising from intra-group transactions(1)	—	3,702	110,117	10,328	(124,147)	—
Amounts due from consolidated entities(4)	850,333	5,141,170	9,866,828	2,412,424	(18,270,755)	—
Other assets(5)	—	17,139,782	397,099	285,222	—	17,822,103

Total assets	110,483,536	345,448,120	12,654,737	14,147,082	(133,470,668)	349,262,807
LIABILITIES
Payable to platform investors	—	185,561	—	1,383,806	—	1,569,367
Borrowings	136,014	35,344,846	1,434,653	—	—	36,915,513
Bond payable	—	2,143,348	—	—	—	2,143,348
Accounts and other payables and contract liabilities	3,802,566	7,336,063	352,711	707,314	—	12,198,654
Payable to investors of consolidated structured entities	—	177,105,210	—	42,516	—	177,147,726
Convertible promissory note payable	5,164,139	—	—	—	—	5,164,139
Optionally convertible promissory notes	8,142,908	—	—	—	—	8,142,908
Amounts due to consolidated entities(4)	4,117	3,012,166	629,106	14,625,366	(18,270,755)	—
Other liabilities(5)	43,946	10,496,140	462,140	192,251	—	11,194,477

Total liabilities	17,293,690	235,623,334	2,878,610	16,951,253	(18,270,755)	254,476,132
EQUITY
Total equity attributable to owners of the company(1)	93,189,846	106,288,653	9,776,127	(2,805,289)	(113,259,491)	93,189,846

Non-controlling interests(6)	—	3,536,133	—	1,118	(1,940,422)	1,596,829

Total equity	93,189,846	109,824,786	9,776,127	(2,804,171)	(115,199,913)	94,786,675

Total liabilities and equity	110,483,536	345,448,120	12,654,737	14,147,082	(133,470,668)	349,262,807

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2023
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash flows from operating activities
Inter-company cash flow(3)(7)	—	(2,702,602)	1,941,230	592,730	168,642	—
Reclassification(8)	—	—	—	(538,060)	538,060	—
Other operating activities	(100,314)	15,309,043	(793,439)	614,996	—	15,030,286
Net cash (used in)/generated from operating activities	(100,314)	12,606,441	1,147,791	669,666	706,702	15,030,286
Cash flows from investing activities
Inter-company cash flow(7)	(4,600)	359,783	(802,767)	311,736	135,848	—
Reclassification(8)	—	—	—	538,060	(538,060)	—
Payment for advances to consolidated entities	(948,295)	(5,304,798)	—	(700,000)	6,953,093	—
Receipts of repayments of the advances and capital return from consolidated entities	1,669,873	10,008,874	—	—	(11,678,747)	—
Receipts of dividends from consolidated entities	5,833,440	—	—	—	(5,833,440)	—
Proceeds and interest from sale of investment assets	774,498	62,963,558	1,723,709	2,539,903	—	68,001,668
Payment for acquisition of investment assets	—	(72,564,823)	(500,000)	(859,230)	—	(73,924,053)
Other investing activities	—	(16,773)	1,907	(181)	—	(15,047)
Net cash generated from/(used in) investing activities	7,324,916	(4,554,179)	422,849	1,830,288	(10,961,306)	(5,937,432)
Cash flows from financing activities
Inter-company cash flow(7)	—	304,490	—	—	(304,490)	—
Payment of dividends to consolidated entities	—	(5,833,440)	—	—	5,833,440	—
Repayment for advances and capital return to consolidated entities	(4,695,913)	(1,669,873)	(633,084)	(4,679,877)	11,678,747	—
Receipts of advances from consolidated entities	5,266,949	1,648,294	—	37,850	(6,953,093)	—
Proceeds from issuance of shares and other equity securities	—	—	—	—	—	—
Proceeds from exercise of share-based payment	252	—	—	—	—	252
Proceeds from borrowings	4,069,584	10,498,705	50,178	—	—	14,618,467
Repayment of interest expenses, borrowings, dividends, and principal of convertible promissory notes	(14,292,086)	(19,611,418)	(1,451,039)	—	—	(35,354,543)
Payment for repurchase of ordinary shares	—	—	—	—	—	—
Other financing activities	854,624	(642,061)	(31,685)	—	—	180,878
Net cash (used in)/generated from financing activities	(8,796,590)	(15,305,303)	(2,065,630)	(4,642,027)	10,254,604	(20,554,946)

	For the Year Ended December 31, 2022
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash flows from operating activities
Inter-company cash flow(3)(7)	—	(837,108)	55,488	(625,594)	1,407,214	—
Reclassification(8)	—	—	—	1,487,448	(1,487,448)	—
Other operating activities	166,134	6,000,987	(795,511)	(916,309)	—	4,455,301
Net cash (used in)/generated from operating activities	166,134	5,163,879	(740,023)	(54,455)	(80,234)	4,455,301
Cash flows from investing activities
Inter-company cash flow(7)	—	(108,890)	(45,083)	564,266	(410,293)	—
Reclassification(8)	—	—	—	(1,487,448)	1,487,448	—
Payment for advances to consolidated entities	(160,000)	(4,617,000)	—	—	4,777,000	—
Receipts of repayments of the advances and capital return from consolidated entities	12,450,046	10,135,729	3,861,461	158	(26,447,394)	—
Proceeds and interest from sale of investment assets	419,538	89,438,697	1,668,394	9,229,963	—	100,756,592
Payment for acquisition of investment assets	(764,885)	(89,491,629)	(1,801,200)	(5,675,189)	—	(97,732,903)
Other investing activities	—	(119,372)	(583)	5,543,944	—	5,423,989
Net cash generated from/(used in) investing activities	11,944,699	5,237,535	3,682,989	8,175,694	(20,593,239)	8,447,678
Cash flows from financing activities
Inter-company cash flow(7)	—	996,921	—	—	(996,921)	—
Repayment for advances and capital return to consolidated entities	—	(15,084,790)	(607,021)	(10,755,583)	26,447,394	—
Receipts of advances from consolidated entities	—	160,000	—	4,617,000	(4,777,000)	—
Proceeds from issuance of shares and other equity securities	—	15,938	—	—	—	15,938
Proceeds from exercise of share-based payment	95,911	—	—	—	—	95,911
Proceeds from borrowings	134,228	8,822,110	90,000	—	—	9,046,338
Repayment of interest expenses, borrowings and dividends	(12,460,570)	(3,685,647)	(1,890,327)	(436,274)	—	(18,472,818)
Payment for repurchase of ordinary shares	—	—	—	—	—	—
Other financing activities	—	(577,973)	(25,199)	(1,000)	—	(604,172)
Net cash (used in)/generated from financing activities	(12,230,431)	(9,353,441)	(2,432,547)	(6,575,857)	20,673,473	(9,918,803)

	For the Year Ended December 31, 2021
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash flows from operating activities
Inter-company cash flow(3)(7)	—	920,254	(314,385)	1,369,172	(1,975,041)	—
Reclassification(8)	—	—	—	327,497	(327,497)	—
Other operating activities	(105,253)	5,515,423	230,532	(653,230)	—	4,987,472
Net cash (used in)/generated from operating activities	(105,253)	6,435,677	(83,853)	1,043,439	(2,302,538)	4,987,472
Cash flows from investing activities
Inter-company cash flow(7)	—	(157,536)	(1,085,232)	(735,327)	1,978,095	—
Reclassification(8)	—	—	—	(327,497)	327,497	—
Capital contribution to consolidated entities	(109,635)	—	—	—	109,635	—
Payment for advances to consolidated entities	(3,689,678)	(9,474,627)	(2,800,000)	(500,000)	16,464,305	—
Receipts of repayments of the advances from consolidated entities	7,249,502	16,407,898	706,741	1,064,669	(25,428,810)	—
Proceeds and interest from sale of investment assets	6,522	111,524,589	1,720,840	20,633,784	—	133,885,735
Payment for acquisition of investment assets	(383,798)	(116,771,357)	(1,996,000)	(9,440,542)	—	(128,591,697)
Other investing activities	—	(130,716)	(22,656)	(4,826,844)	—	(4,980,216)
Net cash generated from/(used in) investing activities	3,072,913	1,398,251	(3,476,307)	5,868,243	(6,549,278)	313,822
Cash flows from financing activities
Inter-company cash flow(7)	—	—	3,054	—	(3,054)	—
Capital contribution from consolidated entities	—	109,635	—	—	(109,635)	—
Repayment for advances to consolidated entities	—	(7,222,326)	(1,092,472)	(17,114,012)	25,428,810	—
Receipts of advances from consolidated entities	—	6,190,304	500,000	9,774,001	(16,464,305)	—
Proceeds from issuance of shares and other equity securities	—	22,333	—	—	—	22,333
Proceeds from exercise of share-based payment	43,456	—	—	—	—	43,456
Proceeds from borrowings	319,535	3,197,000	3,173,900	572,000	—	7,262,435
Repayment of interest expenses and borrowings	(925,233)	(635,029)	(444,760)	(664,880)	—	(2,669,902)
Payment for repurchase of ordinary shares	(6,438,455)	—	—	—	—	(6,438,455)
Other financing activities	(1,131)	(619,797)	(46,493)	(474)	—	(667,895)
Net cash (used in)/generated from financing activities	(7,001,828)	1,042,120	2,093,229	(7,433,365)	8,851,816	(2,448,028)

Notes:

(1)

This represents the elimination of intercompany transactions among Lufax Holding Ltd, subsidiaries that are not primary beneficiaries of consolidated affiliated entities, the primary beneficiaries of consolidated affiliated entities, and consolidated affiliated entities and consolidated affiliated entities’ subsidiaries, including the elimination of the unrealized profit from inter-company platform services provided and inter-company transfer of assets.

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

Primary beneficiaries of consolidated affiliated entities provide technical and consulting service and provide advances to consolidated affiliated entities to operate their business, the primary beneficiaries of consolidated affiliated entities charged service in the amounts of RMB979.5 million, RMB351.6 million and RMB165.1 million, and charged finance cost in the amounts of RMB390.6 million, RMB124.8 million and RMB133.0 million, from consolidated affiliated entities and consolidated affiliated entities’ subsidiaries for the years ended December 31, 2021, 2022 and 2023, respectively.

For the years ended December 31, 2021, 2022 and 2023, cash paid by consolidated affiliated entities and consolidated affiliated entities’ subsidiaries to the primary beneficiaries of consolidated affiliated entities for technical and consulting service fees was RMB433.6 million, RMB101.3 million and nil, respectively.

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

(6)

In April 2020, one subsidiary of Lufax Holding Ltd included in the “subsidiaries that are not primary beneficiaries of consolidated affiliated entities” column in the above schedules, two subsidiaries included as “primary beneficiaries of consolidated affiliated entities” and Ping An Group entered into a joint investment of the establishment of Ping An Consumer Finance Co., Ltd., or Ping An Consumer Finance. After the investment, our company as a whole was able to control Ping An Consumer Finance. The shareholding ratio between the subsidiary included in the “subsidiaries that are not primary beneficiaries of consolidated affiliated entities” column and the other two subsidiaries included as “primary beneficiaries of consolidated affiliated entities” was 28%, 27% and 15% as of December 31, 2023. In this consolidated affiliated entity consolidating schedule, Ping An Consumer Finance’s financial information was recorded in the “subsidiaries that are not primary beneficiaries of consolidated affiliated entities” column. The three subsidiaries applied equity method in accounting for their investments in Ping An Consumer Finance. Each of the three subsidiaries has significant influence but not control over Ping An Consumer Finance. Total assets for Ping An Consumer Finance was RMB18,484.7 million, RMB34,774.7 million and RMB40,591.2 million as of December 31, 2021, 2022 and 2023. Total liabilities for Ping An Consumer Finance was RMB14,052.6 million, RMB30,154.7 million and RMB35,481.1 million as of December 31, 2021, 2022 and 2023. Investments in Ping An Consumer Finance included in “primary beneficiaries of consolidated affiliated entities” was RMB1,861 million, RMB1,940 million and RMB2,150 million as of December 31, 2021, 2022 and 2023.

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

We operate in China’s SBO financial services industry, which is rapidly changing and may not develop as we anticipate. The regulatory framework governing the SBO financial services industry continues to develop rapidly and may remain uncertain for the foreseeable future. In addition, our business and business model have evolved significantly in recent years. As this industry and our business continue to develop, we may further modify our business model, services and solutions. These modifications may not achieve the expected results and may have a material and adverse impact on our financial condition and results of operations.

You should consider our business and future prospects in light of the risks and challenges we may encounter in this rapidly changing industry, including our ability to:

•	improve our financial performance;

•	attract and retain small business owners and other borrowers;

•	navigate a complex and evolving regulatory environment;

•	continue to develop, maintain and scale our mobile apps;

•	convince prospective borrowers, users and partners of the value of products and services on our mobile apps;

•	increase our market share and offer personalized and competitive services;

•	offer or maintain attractive fees while driving the growth and profitability of our business;

•	develop sufficient, diversified, sustainable, cost-efficient and reputable institutional funding partners;

•	grow our balance sheet to support our financing guarantee business to meet the demands of our funding partners;

•	continue to develop and improve the effectiveness, accuracy and efficiency of our proprietary credit assessment and risk management technology;

•	improve our operational efficiency and maintain profitability;

•	enhance our technology infrastructure to support the growth of our business, maintain the security of our system and the confidentiality of the information provided and utilized across our system;

•	effectively maintain, upgrade and scale our financial and risk management controls and procedures;

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

Previously, we shared credit risk with our funding partners by utilizing a combination of our licensed financing guarantee subsidiary and collaborations with third-party credit enhancement providers. In the fourth quarter of 2023, we successfully completed the transformation of our business to a 100% guarantee business model, under which our licensed financing guarantee subsidiary provides a guarantee for each new loan transaction without the use of third-party credit enhancement. As a result, the percentage of outstanding loans with credit risk exposure for our company has increased from 16.6% as of December 31, 2021, to 23.5% as of December 31, 2022, and further to 39.8% as of December 31, 2023. As we increase the volume of outstanding loans on which we bear credit risk, our direct exposure to the risk of loss stemming from any failure to effectively evaluate borrowers’ credit profiles or manage default risks has also increased. The profitability of this update to our business model has yet to be proven.

In the past, we have encountered instances where attempts to update our business model or practices did not yield the anticipated success. For example, we launched a new service branded Lujintong in 2019, aiming to help our financial institution partners to acquire borrowers directly through dispersed sourcing nationwide as an additional way for us to cooperate with them. The borrowers under Lujintong referrals were customers acquired by third party loan agents served on the Lujintong platform. These borrowers were individuals or SMBs who were of a lower risk profile than the target customers for our core retail credit and enablement model, and therefore qualified for loans directly from banks at lower interest rates without requiring our enablement services. However, we downscaled the operations of Lujintong in 2023 and plan to cease its operation by the end of April 2024. In addition, we launched a small business owner value-added services platform in November 2022 to foster the growth of an SBO ecosystem, but we ceased the operation of this SBO ecosystem in 2023. Changing our business model may present operating and marketing challenges that are different from those that we currently encounter. Making this update to our business model may cause us to oversee opportunities that we could have pursued if we had not made this update or if we had made different updates. We cannot assure you that making these changes to our business model will be successful enough to justify the time, effort and resources that we devote to implementing them.

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

The Supreme People’s Court approved two amendments to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases on August 19, 2020 and December 29, 2020, pursuant to which the PRC courts will support a non-financial institution’s claim for interest on loans if their annual interest rate does not exceed four times the one-year Loan Prime Rate at the time of the establishment of the loan agreements. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center. As of the date of this annual report, the most recent one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center was 3.45%. Also on December 29, 2020, the Supreme People’s Court further issued the Reply Regarding the Scope of Application of the New Private Lending Judicial Interpretation, which provides that the amended Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases are not applicable to disputes arising from the financial business of microloan companies, financing guarantee companies, and five other types of local financial organizations which are regulated by local financial authorities.

However, there remain uncertainties in the interpretation and implementation of the abovementioned provisions of the Supreme People’s Court and the two amendments, including their applicability in practice, the basis of the formula used to calculate the interest limit, the scope of inclusion of related fees and insurance premiums, and variations between the standard and the level of enforcement by different PRC courts depending on the circumstances. We cannot assure you that there will not be any changes to the detailed formula used to calculate the interest limit, that our future fee rates will not be lowered as a result of the limit described above, or that the limit will not be applied to our historical products. In such cases, we and our business partners may be required to repay certain borrowers if our historical loan products are deemed to have violated the laws and regulations concerning the limit on lending interest and fee rates, and our business, results of operations and financial condition may therefore be materially and adversely affected.

In addition to rules, opinions and decisions issued by the PRC courts, we and our business partners are also subject to regulatory agencies’ requirements, supervision or guidance. We have lowered the APR on loans we enable since early September 2020 and may further lower the APR or even be required to change our charging strategies from time to time as a result of changes in regulation or our business strategy. We may also reduce our outstanding loan volumes, significantly modify our fee rate structure within a prescribed period of time or modify our business cooperation model with third-party business partners. If we are unable to comply with such regulatory requirements, supervision or guidance, we may be deemed to be charging above the maximum interest rates permitted by the relevant laws, regulations, policies or guidance, and as a result, we could be subject to orders of suspension, cessation or rectification, cancelation of qualifications, or other penalties, and our business, financial condition, results of operations and our cooperation with business partners could be materially and adversely affected as a result. See “—Our business is subject to laws, regulations, and supervision by national, provincial and local government and judicial authorities, industry associations and other regulatory bodies. The laws, regulations and official guidance relating to our business are complex and evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we have been modifying and may need to continue to modify our business operations in response to changes in laws and regulations.”

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

On April 29, 2021, the People’s Bank of China, together with the China Banking and Insurance Regulatory Commission, the CSRC and other regulatory authorities, jointly conducted a regulatory interview with 13 companies, including us, as part of special work on self-investigation and rectification of online financial platforms. We have carried out self-investigation and rectification work in various aspects, including prudential supervision, financial consumer protection, integrated operation of financial business, personal credit business, capital market business, and third-party internet deposits. As of the date of this annual report, we have completed all of the rectification measures in principle based on our self-examination results according to the guidance provided by the authorities. The regulatory authorities will maintain normalized supervision in general going forward, according to the guidance provided by the regulatory authorities. We cannot assure you that the measures we have taken and rectifications we have made will satisfy the requirements from the regulators in the future. If our practices do not comply with any regulatory requirements and the regulators take additional regulatory actions against us, there may be a material and adverse effect on our business, results of operations, financial conditions and prospects. Our reputation may also be harmed.

On December 31, 2021, the People’s Bank of China, the Ministry of Industry and Information Technology, the China Banking and Insurance Regulatory Commission, the CSRC, the Cybersecurity Administration of China, SAFE and the State Intellectual Property Office issued the Measures for Administration of Internet Marketing of Financial Products (Draft for Comments), which regulates financial institutions and internet platform operators entrusted by such financial institutions with carrying out internet marketing activities of financial products. Pursuant to this draft measure, financial institutions may not entrust any other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft measure also prohibits third-party online platform operators from participating in the sale of financial products, including interactive consultation with consumers on financial products, suitability assessment of financial consumers, execution of sale contracts and transfer of funds. In addition, online platform operators are not allowed to share the income of financial business by setting various charging mechanisms linked to the loan scale and interest scale. If this draft measure is enacted as proposed, our retail credit and enablement business will be subject to additional regulatory requirements and restrictions.

We are also subject to oversight by the Ministry of Industry and Information Technology, the Cybersecurity Administration of China and the National Internet Finance Association of China in connection with our mobile applications. If we fail to comply with the requirements and standards set by the authorities or if our apps fail to remain on the white list, mobile app stores including the iOS App Store and Android app stores may cease the distribution of our mobile apps and our business may be materially and adversely affected.

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

The percentage of outstanding loans with credit risk exposure for our company increased in recent years. If we fail to effectively manage credit risk of our loans and our overdue loans increase, our business, financial condition and results of operations may be materially adversely affected.

We have increased the percentage of outstanding loans with credit risk exposure for our company from 16.6% as of December 31, 2021, to 23.5% as of December 31, 2022, and further to 39.8% as of December 31, 2023. The percentage will continue to increase under our new 100% guarantee business model, under which our licensed financing guarantee subsidiary provides a guarantee for each new loan transaction, until we have no remaining loans with third-party credit enhancement still outstanding. As the volume of outstanding loans on which we bear credit risk increases, our direct exposure to the risk of loss stemming from any failure to effectively evaluate borrowers’ credit profiles or manage default risks also increases. As of December 31, 2021, 2022 and 2023, the outstanding balance of loans on which we bore credit risks totaled RMB109.9 billion, RMB135.5 billion and RMB125.6 billion (US$17.7 billion), respectively. In 2021, 2022 and 2023, we made a payment of RMB1.5 billion, RMB6.8 billion and RMB10.8 billion (US$1.5 billion), respectively, to our funding partners for claims against defaults.

Any deterioration in our loan portfolio quality and increase in default risks could materially adversely affect our results of operations. We may not be able to effectively control the level of our overdue loans in the future. Our default risks may increase in the future due to a variety of factors, including factors beyond our control, such as a slowdown in economic growth, a deepening of a credit crisis or other adverse macroeconomic trends. Such factors may cause operational, financial and liquidity issues for our borrowers and affect their ability to make loan repayments in a timely manner. Also, our licensed financing guarantee subsidiary may face a potential reduction in its assets if our funding partners claim substantial repayments due to defaults, and we may need to provide additional capital injections into our licensed financing guarantee subsidiary, which may adversely affect our financial condition. If we fail to effectively manage credit risk of our loans and our overdue loans increase, our business, financial condition and results of operations may be materially adversely affected.

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

The availability of funding from our funding partners depends on many factors, some of which are out of our control. Changes in the credit environment may impact the funding costs and the terms of our agreements with funding partners, and we may not be able to obtain sufficient and sustainable funding from our funding partners if the funding cost increases significantly. Funding costs may also be affected by the willingness of our funding partners to rely on the guarantee provided by our financing guarantee subsidiary. In addition, our competitors may offer better terms to attract institutional funding partners away from us or form exclusive partnerships with them. We may not be able to maintain long-term business relationships with institutional funding partners in this evolving market. In addition, some of our funding partners have limited operating histories and experiences and we cannot rely on them for our funding.

Our funding partners are subject to PRC laws and regulations, and they may have to cease or modify their operations and cooperation with us as a result of existing or new regulatory requirements. For example, in July 2020, the China Banking and Insurance Regulatory Commission issued the Interim Measures for the Administration of Online Loans by Commercial Banks to provide detailed rules on online loans provided by commercial banks. On February 19, 2021, the China Banking and Insurance Regulatory Commission further issued the Notice of Further Regulating Online Loan Business of Commercial Banks, also known as Circular 24, supplementary to the Interim Measures for the Administration of Online Loans by Commercial Banks. Circular 24 reiterates that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the key procedures of loan management. Moreover, regional commercial banks are prohibited from engaging in an online loan business outside the region of their registration. In addition, under Circular 24, the China Banking and Insurance Regulatory Commission and its local offices shall, under the principle of “one policy for one bank and smooth transition” urge commercial banks to rectify their non-compliant online loan business. It is also provided that Circular 24 will apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. These rules and regulations may require some of our funding partners to evaluate their cooperation entities and adjust their cooperation with us and thus may potentially have a material impact on the availability of our funding.

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

Moreover, the PRC government has adopted a series of regulations governing credit investigation businesses. Among those regulations, the Regulation for the Administration of Credit Investigation Industry, promulgated by the State Council and effective in March 2013, provides that credit investigation business means the activities of collecting, organizing, storing and processing credit-related information of individuals and enterprises, as well as providing such information to parties that may use such information. To further strengthen the supervision for credit investigation businesses, the People’s Bank of China issued the Administrative Measures for Credit Investigation Business, effective January 1, 2022, which stipulate a broad definition of credit information to include all types of information in connection with the provision of services in financial or other activities to assess credit of individuals or enterprises. According to these measures, such information may include an individual’s or enterprise’s identity, address, transportation, communication, indebtedness, property, payment, consumption, production and operation, fulfillment of legal obligations and other information, as well as the analysis and evaluation based on such information. Although there are substantial uncertainties as to the interpretation and application of these measures, because we may collect, store and analyze certain information which falls within the scope of so-called credit-related information and conduct credit assessment based on such information and we may also share such information with our business partners under proper authorization, we may be deemed to be collecting and processing credit information of individuals and enterprises, and may be required to obtain credit data collection licenses and complete filing formalities. However, due to the evolving regulatory environment of the credit investigation industry, we cannot assure you that our retail credit and enablement business will not be regarded as credit investigation business and we will not be required to obtain the approval or license for credit investigation business or have to modify our business model, which could cause us to incur significant costs and expenses, divert resources and disrupt our operations, which may materially and adversely affect our results of operations and financial condition.

Historically, the regulators have given us verbal and written guidance on our business practices, and we have modified our business operations based on such guidance. We may be subject to additional regulatory warnings, correction orders, condemnation and fines and may be required to further modify our business if any of our financing guarantee companies is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance. On December 31, 2021, the People’s Bank of China published the Regulations on the Local Financial Supervision and Administration (Draft for Comments), which requires that, among other things, financing guarantee companies are required to operate their business within the area approved by the competent provincial regulatory authorities and in principle are not allowed to conduct business across provinces. The rules for cross-province business carried out by local financing guarantee companies will be formulated by the State Council or the financial regulatory department of the State Council as authorized by the State Council. For details of these requirements, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Retail Credit Enablement” in this annual report. Currently, our financing guarantee company provides services for loans to borrowers across provinces. As uncertainties remain regarding when these rules would be adopted and become effective, and to what extent we would be subject to these rules, we cannot rule out the possibility that we may be required to obtain additional licenses, permits, filings or approvals in the future. We cannot assure you that we will be able to comply with such regulations in all respects in a timely manner, or at all, and since our financing guarantee subsidiary has been playing an increasingly important role in our retail credit and enablement business, any failure to do so could materially impair our ability to conduct our business and materially and adversely affect our results of operations and financial condition.

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

Given the complexities, uncertainties and changes in laws, rules, regulations, policies and measures, including changes in their interpretation and implementation, we have historically modified our business models and practices due to shifts in regulatory requirements and our strategies. Among wealth management products, we ceased to enable the offering of structured alternative products originated by financial institutions for individual investors, which we refer to as business-to-consumer, or B2C products, in the second half of 2017. We also ceased to enable the bank deposit products provided by our bank partners in December 2020. Among retail credit and enablement products, we ceased to enable the offering of peer-to-peer products in August 2019, as well as stopped using funding from peer-to-peer individual investors as a funding source for our retail credit and enablement business in 2019. As of December 31, 2021, no peer-to-peer products enabled by our company remained outstanding, and none of the new loans we have enabled since August 2019 were funded by peer-to-peer individual investors.

To facilitate the exit of investors after we discontinued our enablement of the offering of B2C products in the second half of 2017, we decided to repurchase certain trust plans, asset management plans and debt investments from our investors as a one-time event. The performance of these trust plans, asset management plans and debt investments, with an aggregate net balance of RMB1.3 billion as of December 31, 2023, may continue to have an adverse impact on our financial condition. We are currently pursuing claims against the debtors related to some of our historical B2C products. While none of these claims is considered material to our business on an individual basis, the overall results of these ongoing litigations may have continued impact on our financial condition. We are currently unable to estimate the possible outcome or possible range of recovery, if any, associated with the resolution of these cases, and adverse outcome of our claims could have a material adverse effect on our business, results of operations, cash flows and reputation.

We ceased using individual funding as a funding source for loans in 2019 in response to new regulations on peer-to-peer lending. Under existing regulations, entities engaging in peer-to-peer lending are required to apply for record-filings with authorities. In addition, in January 2019, the PRC government issued the Notice on Further Implementing the Compliance Inspection and Follow-up Work of Peer-to-Peer Online Lending, which requires all peer-to-peer lending platforms to reduce the total outstanding peer-to-peer lending balance, the total number of borrowers, and the total number of individual investors. Three platforms operated by the consolidated affiliated entities were engaging in peer-to-peer lending services at that time. After close consultation with regulators, we ceased enabling new loans using peer-to-peer funding since August 2019, and as of December 31, 2023, none remained outstanding. Nevertheless, we cannot assure you that we will not be subject to fines or other regulatory penalties for our historical peer-to-peer loans. Any of such events may materially and adversely affect our client relationship, reputation, and business operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules. We may not be aware of our violation of these policies and rules until sometime after the violation, and we cannot assure you that our historical practices would not be deemed to be a violation of any applied policies or rules, which may subject us to fines and other administrative sanctions and adversely affect our reputation, business prospects and financial condition.

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

The completeness and reliability of consumer credit history information may be relatively limited. The information and data we obtain ourselves or from external parties for credit assessment and risk management purposes may be inaccurate or incomplete. We are also unable to accurately monitor whether a prospective borrower has obtained loans through online retail credit enablement platforms, creating the risk whereby a borrower may utilize our credit products to pay off loans from other sources. There is also a risk that, following our access to a borrower’s information, the borrower may have become delinquent in the payment of an outstanding obligation, defaulted on a pre-existing debt obligation, taken on additional debt, or sustained other adverse financial events.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. In addition, SBOs as our customers are more vulnerable to changes in macroeconomic conditions. If macroeconomic conditions deteriorate, SBOs may be directly hit, which in turn may lead to higher default rates or decreasing borrowings. As a result, any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

A credit crisis or a prolonged downturn in the credit markets may materially and adversely impact our reputation, business, results of operations and financial position.

Our business is subject to credit cycles associated with the volatility of the overall economy. In particular, the operations of our business may be severely affected in a credit crisis or prolonged downturn in the credit markets. For example, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or losses for our funding partners and us. In the event that the creditworthiness of our borrowers deteriorates or we cannot accurately track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be rendered ineffective. This in turn may lead to higher default rates and an adverse impact on our reputation, business, results of operations and financial position as well as our ability to retain existing or attract new funding partners.

In addition, a credit crisis or prolonged downturn in the credit markets might cause tightening in credit guidelines, limited liquidity, deterioration in credit performance and increased foreclosure activities. Since we generate a large proportion of our income from fees charged for services, a decrease in loans enabled could cause a material decline in our income for the duration of a crisis or downturn. Funding partners may increase their fees when they perceive heightened credit risks, which may have a material and adverse impact on our profitability. Moreover, a financial and credit crisis may be coupled with or trigger a downturn in the macroeconomic environment, which could cause a general decrease in lending and investment activities over a prolonged period of time and materially and adversely impact the industry we operate in. If a credit crisis or prolonged downturn were to occur, particularly in China’s credit markets, our business, financial performance and prospects may be materially and adversely affected.

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

We have implemented payment and collection policies and practices work, we retain both an internal collection team and outsource part of collection work to third parties. We cannot assure you that we will be able to collect payments on the transactions we enable as expected. In addition, we aim to control bad debts by utilizing and enhancing our credit assessment system rather than relying on collection efforts to maintain healthy credit performance. As such, our collection team may not possess adequate resources or workforce to collect payment on the loans we enabled. If we fail to adequately collect amounts owed, payments of principals and retail credit service fees may be delayed or reduced and our results of operations will be adversely affected. If the quality of our loan portfolio were to deteriorate as a result of ineffective collection, our funding partners may decide not to continue to cooperate with us. See “—If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrowers’ creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans we enable for any other reason, our business and results of operations may be adversely affected.” If the volume of loans we enable grows in the future, we may devote additional resources into our collection efforts. However, there can be no assurance that we would be able to utilize such additional resources in a cost-efficient manner.

The labor intense nature of collection work also makes it susceptible to disruption during emergencies, including during public health crises and similar events. Our collection team was not always capable of operating at full efficiency during the COVID-19 pandemic.

Moreover, the current regulatory regime for debt collection in the PRC remains unclear and continues to evolve. The Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, and subsequent rules and regulations provide that no institution or third-party agency shall collect loans by actual or threatened violence, intimidation, insult, defamation, harassment, disseminating private information, or other ways that cause harm. The Notice on Strengthening the Supervision and Management of Microloan Companies, issued by the China Banking and Insurance Regulatory Commission in September 2020, provides that microloan companies and third-party loan collection agencies may not collect loans by violence, or threats of violence, or intentionally inflicting bodily injury, or infringing upon personal freedom, or illegally occupying property, or interfering with daily life through insults, slander, harassment, or illegal infringement on privacy, or other illegal methods. However, there is uncertainty with respect to the definition and interpretation of the prohibited conducts. We may also be subject to new regulations that require licenses or certain qualifications for conducting a loan collection business. Also, we cannot assure you that our collection team or third-party collection service providers have not engaged in or will not engage in any aggressive practices or misconduct as part of their collection efforts. Any such historical or future misconduct by our collection team or the third-party service providers we work with, or the perception that our collection practices are aggressive or not compliant with the relevant laws and regulations, may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to decrease in the willingness of prospective borrowers to apply for loans, as well as orders of suspension or rectification, cancelation of qualifications or fines and penalties imposed by the regulatory authorities, any of which may have a material adverse effect on our results of operations.

We have extensive cooperation with Ping An Group in our business. If such cooperation is subject to any change or if Ping An Group cannot continue to support us, our business, financial performance and results of operations may be adversely affected.

We have extensive history and business relationships with Ping An Group and its related parties. Our strategic partnership with Ping An Group has contributed to our growth significantly. We provided a number of services, including loan account management, wealth management product enablement and other services, to Ping An Group in 2021, 2022 and 2023. Ping An Group also provided us with accounting processing, data communication, transaction settlement, custodian, office premise rental services, technology support, HR support and other services during the same periods.

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

We rely on third-party business partners and service providers, including Ping An Group, to operate various aspects of our business. In particular, third parties provide us with funding for our SBO financial services business. In the past, they also provided credit enhancement for loans we enabled, though we no longer rely on third-party credit enhancement under our new business model. Furthermore, third-party service providers maintain part of our technology systems and we rely on third parties for secure fund management and online payment and settlement.

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

The volume of new loans we enable is one of the key metrics for our financial performance. Our total volume of new loans decreased from RMB648.4 billion in 2021 to RMB495.4 billion in 2022 and RMB208.0 billion (US$29.3 billion) in 2023. The success of our business depends on whether we can retain existing borrowers and continually attract additional borrowers and funding partners.

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

Declines in the retail credit and enablement service fees we charge could harm our business, financial condition and results of operations.

We generate a significant part of our income from the retail credit and enablement service fees we charge. Our retail credit and enablement service fees decreased from RMB36.8 billion in 2021 to RMB28.6 billion in 2022 and RMB15.1 billion (US$2.1 billion ) in 2023, representing for 59.5% of our total income in 2021, 49.2% in 2022 and 44.2% in 2023. Decreases in our retail credit and enablement service fees have a substantial and adverse impact on our income and profitability. For example, our borrowers’ repayment behaviors and early repayment options affect the effective tenors of the loans we enable. Borrowers’ early repayments of loans reduce the number of months that our retail credit and enablement service fees or interest income can be recognized and thus affect the total amount of our fees and interest income in absolute terms. In the event that the amount of retail credit and enablement service fees we charge for loans we enabled continue to decrease in the future and we are not able to reduce our costs and expenses, our business, financial condition and results of operations will be harmed.

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

In recent years, the PRC government has tightened the regulation of the storage, sharing, use, disclosure and protection of personal data and user data, particularly personal data obtained through individuals’ use of websites and online services. PRC laws and regulations require internet service providers and other network operators to clearly state the authorized purpose, methods and scope of the collection and usage of personal data and obtain the consent of users for the processing of this personal data, as well as to establish user information protection systems with remedial measures. For details of these regulations, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Information Security and Privacy Protection.”

In particular, on December 28, 2021, the Cybersecurity Administration of China and twelve other government authorities published a new version of the Cybersecurity Review Measures, which replaced the Cybersecurity Review Measures published in 2020 and became effective on February 15, 2022. In accordance with the new version of the Cybersecurity Review Measures, critical information infrastructure operators that intend to purchase internet products and services and online platform operators engaging in data processing activities, which affects or may affect national security, must be subject to cybersecurity review. Additionally, the new version of the Cybersecurity Review Measures also grant the Cybersecurity Administration of China and other competent authorities the right to initiate a cybersecurity review without application, if any member organization of the cybersecurity review mechanism has reason to believe any internet products, services or data processing activities affect or may affect national security. The PRC government authorities may have wide discretion in the interpretation of “affect or may affect national security.” If any of our business are deemed to “affect or may affect national security,” we may be subject to cybersecurity review.

Furthermore, on December 13, 2022, the Ministry of Industry and Information Technology released the Administrative Measures for Data Security in Industry and Information Technology Sectors (Trial), which came into effect on January 1, 2023. The measures apply to data management in certain industries, including telecommunication sectors, where certain data we process is generated from. These measures set out three categories of data: ordinary data, important data and core data. The processing of important data and core data is subject to certain filing and reporting obligations. Since the categories of important data and core data have not been released, it is uncertain how the measures will be interpreted and implemented. We have sorted and cataloged data we process and will take further measures as required.

The regulatory authorities in China continue to monitor websites and apps in relation to the protection of personal information and data, privacy and information security, and may impose additional requirements from time to time. There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with our current policies and practices or require changes to the features of our system. As a result, we cannot assure that our existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations. If we are unable to address any information protection concerns, any compromise of security that results in unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our borrowers and institutional partners to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We collect, process and store significant amounts of personal information and data concerning our borrowers and investors, as well as personal information and data pertaining to our business partners and employees. Compliance with applicable personal data and data security laws and regulations is a rigorous and time-intensive process. As global data protection laws and regulations increase in number and complexity, we cannot assure you that our data protection systems will be considered sufficient under all applicable laws and regulations due to factors including the uncertainty of the interpretation and implementation of these laws and regulations. Furthermore, we cannot assure you that the information we receive from our third-party data partners are obtained and transmitted to us in full compliance with laws and regulations. Moreover, there could be new laws, regulations or industry standards that require us to change our business practices and privacy policies, and we may also be required to put in place additional mechanisms ensuring compliance with new data protection laws, all of which may increase our costs and materially harm our business, prospects, financial condition and results of operations. We will actively monitor future regulatory and policy changes to ensure strict compliance with all then applicable laws and regulations. However, as the regulatory authorities have wide discretion on the interpretation and implementation of the applicable laws and regulations, we cannot assure you that the regulatory authorities will form the similar opinions as ours. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, result in the delayed or halted processing of personal data that we need to undertake to carry on our business, as well as the forced transfer or confiscation of certain personal data.

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

We have used and continue to use third-party sales channels for some of the products we enable. Our ability to supervise third parties is limited. If third-party sales agents misrepresent the terms and conditions of the loans we enable or the risks of the wealth management products we enable, customers may be unable to repay their loans or they may lose money on their investments. If customers seek to hold us responsible through the courts, the government or the media, we may incur legal liability, we may be required to indemnify customers for their losses and our reputation may be damaged.

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

The PRC government, media outlets and public advocacy groups have been increasingly focused on consumer protection, especially on financial consumer protection, in recent years. On November 21, 2020, the Inspection Office of General Office of the State Council and the General Office of the China Banking and Insurance Regulatory Commission issued a public announcement regarding non-compliance by certain banks and financial institutions that increased the financing cost of small and micro business owners. The announcement said that loan products offered to small and micro business owners by a certain bank and enabled by Puhui, as a cooperative institution, had been compulsorily bundled with insurance products and a high rate of service fees had been charged, resulting in increasing comprehensive financing costs to the borrowers. Before transitioning to the 100% guarantee business model, we modified our cooperation model with banks such that loan products issued by such institutions that we enable provide several options of insurance companies for borrowers to choose from. Nevertheless, any customer complaints, negative media coverage and claims or litigations as a result of alleged violation of consumer protection laws and regulations may materially harm our reputation and have an adverse impact on our business, results of operations and financial condition. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to the Protection of Consumers Rights and Interests.”

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

From time to time we may expand into new business lines and introduce new products or services. Entering into new areas of business and introducing new products and services may have inherent and unforeseeable risks and may attract the attention of regulatory authorities. Regulatory measures may impede the conduct of our new businesses and render future innovation unsuccessful. New business operations, products and services also require significant expense and resources to attract and acquire customers, and they may fail to gain market acceptance for a variety of reasons:

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

Ping An Insurance is one of our principal shareholders. As of March 31, 2024, the total of all the ordinary shares beneficially owned by Ping An Insurance, through An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited, was approximately 41.4% of our issued and outstanding ordinary shares. As a result, Ping An Insurance exerts considerable influence on our board of directors and management. They will continue to have considerable influence over our corporate affairs, including significant corporate actions such as mergers, consolidations, election of directors and amending our constitutional documents.

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

In October 2015, in connection with our acquisition of the retail credit and enablement business from Ping An Insurance, we issued convertible promissory notes in a total principal amount of US$1,953.8 million to China Ping An Insurance Overseas (Holdings) Limited, and subsequently China Ping An Insurance Overseas (Holdings) Limited agreed to transfer US$937.8 million of the outstanding principal amount of the convertible promissory notes and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited. In December 2022, our company, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited entered into an amendment and supplemental agreement to amend the terms of the convertible promissory notes, pursuant to which our company agreed to redeem 50% of the outstanding principal amount of the convertible promissory notes from China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited, and the remaining outstanding principal amount of the convertible promissory notes can be converted into the shares of our company at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in each of the convertible promissory notes. In addition, as of March 31, 2024, options to purchase a total of 12,482,505 ordinary shares and performance share units to receive a total of 1,789,050 ordinary shares were outstanding under the share incentive plans. In the event of the conversion of the convertible promissory notes, exercise of the outstanding options or the vesting of performance share units, our shareholding structure may change and the shareholding percentage of our existing shareholders and investors will be diluted.

Further, the China Banking and Insurance Regulatory Commission promulgated the Measures for the Supervision and Administration of Insurance Group Companies on November 24, 2021 to strengthen the supervision and management of insurance companies. The measures restated that an insurance group company cannot hold a more than 25% shareholding in a non-financial enterprise or have a material influence in a non-financial enterprise, with certain exceptions. Ping An Insurance is one of our principal shareholders. As of March 31, 2024, the total of all the ordinary shares beneficially owned by Ping An Insurance, through An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited, was approximately 41.4% of our issued and outstanding ordinary shares. As the measures are relatively new, there are still uncertainties regarding its interpretation and implementation. If the government authorities determine that we are a non-financial enterprise, Ping An Insurance may need to adjust its shareholding percentage in our company. In the event that Ping An Insurance ceases to be our principal shareholder, we believe that our company can continue to maintain its collaborative relationship with Ping An Group on an on-going basis as our business and the business of Ping An Insurance are complementary and our business cooperation with Ping An Group is mutually beneficial. Through such cooperations, Ping An Group will continue to benefit from the revenue generated from the service fees charged for the provision of credit enhancement services to the borrowers we enabled in the past and the fees charged for the provisions of other services and products to us. In addition, Ping An Group will also continue to benefit from the services and products we provide to them. However, change in Ping An Insurance’s shareholding in our company could have a material adverse effect on our share price, our ability to raise funds and our funding costs.

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

The Civil Code of the PRC provides that no interest shall be deducted from the principal of loans in advance, and if any interest amount is deducted, the amount of principal and interest to be repaid by the borrower shall be calculated based on the actual amount borrowed. The Notice on Specific Rectification Implementation Measures for Risk of Online Microloan Businesses of Microloan Companies further prohibits the upfront deduction of interest, commission fees, management fees or deposits from loans by microloan companies before they are released to the borrowers. Such prohibition is also highlighted by the Notice on Strengthening the Supervision and Management of Microloan Companies issued by the China Banking and Insurance Regulatory Commission in September 2020, which provides that where a microloan company has deducted any upfront fees in violation of rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interest and fees deducted, and the loan’s interest rate shall be calculated accordingly. Furthermore, Circular 141 prohibits third-party platforms that cooperate with banking institutions to enable loans from collecting interest or fees from borrowers. Historically, the service fees and interest payment for a small part of our retail credit and enablement services by our microloan subsidiaries were arranged to be paid by the borrowers simultaneously when the principals of the funds were released to the borrowers. We ceased this upfront deduction collection method in 2018 and, as of December 31, 2023, none of our outstanding loans had fees deducted up-front in the past. We have gradually adjusted to charge fees through our licensed financing guarantee subsidiaries since early 2018.

In addition, some of our microloan subsidiaries maintained leverage ratios that were above the maximum level allowed historically. Since 2021, we have modified our microloan companies’ business models in order to comply with the leverage ratio requirements and other laws, regulations, policies and measures for these companies in all of these jurisdictions. For example, on September 7, 2020, the China Banking and Insurance Regulatory Commission issued the Notice on Strengthening the Supervision and Management of Microloan Companies. Adopted to regulate the operations of microloan companies, this notice stipulates that the financing balance of a microloan company’s funding by bank loans, shareholder loans and other non-standard financing instruments shall not exceed such company’s net assets, and the financing balance of the microloan company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets. Local financial regulatory authorities may further lower the leverage limits mentioned above.

On November 2, 2020, the China Banking and Insurance Regulatory Commission, the People’s Bank of China and other regulatory authorities released a consultation draft of the Interim Measures for the Administration of Online Microloan Business, which states that a microloan company must obtain the official approval of the China Banking and Insurance Regulatory Commission to conduct online micro lending businesses outside the province where it is registered. In addition, the draft provides the statutory qualified requirements for an online microloan company, covering such things as registered capital, controlling shareholders, and use of the internet to engage in an online microloan business. In response to this, we stopped using our microloan subsidiaries to fund new loans in December 2020. We canceled the microloan business licenses held by our Shenzhen and Hunan microloan subsidiaries in May 2022 and April 2022. We completed the de-registration of our Hunan microloan subsidiary at the local Administration of Market Regulation in December 2022. As of the date of this annual report, our Shenzhen microloan subsidiary has ceased its business operations and is in the process of de-registration. Our application to change the business scope of our Chongqing microloan subsidiary to offline microloans has been approved. As a result, our Chongqing microloan subsidiary may only conduct an offline microloan business in the future. As of December 31, 2023, the balance of legacy business of our Chongqing microloan subsidiary was RMB240 thousand (US$34 thousand).

On July 12, 2021, our Chongqing microloan subsidiary was fined RMB340,000 (US$47,888) by the Chongqing Branch of the People’s Bank of China for non-compliance that occurred in 2017, including, among other things, our overdue response to objections to personal credit information. As of the date of this annual report, we had paid the fine in full and completed the rectification. We may be subject to further regulatory warnings, correction orders, condemnation and fines regarding our historical microloan business and may be required to further modify our business if our microloan company is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance in the future.

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

Our brand and reputation are integral to our acquisition of borrowers and institutional partners. Our marketing channels include traditional marketing media, social media, word of mouth and channel partners. As part of our overall effort to reduce our expenses, we have reduced our sales and marketing expenses from RMB18.0 billion in 2021 to RMB15.8 billion in 2022 and RMB9.9 billion (US$1.4 billion) in 2023. If our current marketing efforts and channels are less effective or become inaccessible to us, or if we are unable to operate such channels as effectively with fewer resources or we cannot penetrate the market with new channels, we may not be able to promote and maintain our brands and reputation to maintain or grow the existing app user base.

In addition, our future marketing efforts may require us to incur significant additional expenses. These efforts may not result in increased income in the immediate future or at all and, even if they do, any increases in income may not offset the expenses incurred. If we are unable to promote and maintain our brands and reputation in a cost-efficient manner, our market share could diminish or we could experience a lower growth rate than we anticipated, which would harm our business, financial condition and results of operations.

We may not be able to prevent others from making unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our software registrations, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. For example, we regularly file applications to register our trademarks in China, but these applications may not be timely or successful and may be challenged by third parties. Meanwhile, intellectual property protection is still a developing legal sector in China. We cannot predict the effect of future developments in this legal sector, including the promulgation of new laws and changes to existing laws or the interpretation thereof. As a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our income and competitive position. In addition, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

In the event of a system outage and physical data loss, the performance of our website, apps, services and solutions would be materially and adversely affected. The satisfactory performance, reliability and availability of our website, apps, services and solutions and the technology infrastructure that underlies them are critical to our operations and reputation and our ability to retain existing and attract new users and partners. Much of our system hardware is hosted in leased facilities located in Shanghai and Shenzhen that are operated by our IT staff. We also maintain a real-time backup system and a remote backup system at separate facilities also located in Shanghai and Shenzhen. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or other attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our facilities, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities.

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

Our mobile apps are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, promulgated by the Cybersecurity Administration of China in 2022. According to these provisions, an app provider shall be responsible for the display results of the information content, and shall not generate or spread illegal information, and shall consciously prevent and resist illegal or harmful information. We cannot assure that with our internal control procedures in place screening the information and content on our mobile applications, all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of these provisions at all times. If our mobile applications were found to be violating any requirements of these provisions, we may be subject to penalties, including warning, service suspension or removal of our mobile applications from mobile application stores, which may materially and adversely affect our business and operating results.

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

We evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our mobile apps and better serve borrowers and funding partners. For example, in order to further diversify our operations, we entered into a share purchase agreement in November 2023 to acquire a virtual bank in Hong Kong. Please refer to “Item 4. Information on the Company—History and Development of the Company” for details.

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

We have adopted the share incentive plans for the purposes of attracting and retaining the best available personnel by linking the personal interests of our employees to our success and by providing such individuals with an incentive for outstanding performance to generate superior returns for the shareholders. As of March 31, 2024, options to purchase a total of 12,482,505 ordinary shares and performance share units to receive a total of 1,789,050 ordinary shares were outstanding under the share incentive plans. In 2021, 2022 and 2023, we recorded share-based compensation expenses of RMB133 million and RMB46 million, but reversed RMB36 million (US$5 million) of share-based compensation expenses in 2023. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

The Chinese economy has experienced inflation and labor cost increases in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were an increase of 1.5%, an increase of 1.8% and a decrease of 0.3%, respectively. For the years ended December 31, 2021, 2022 and 2023, our employee benefit expenses were RMB16.4 billion, RMB15.1 billion and RMB12.5 billion (US$1.8 billion), respectively. If we are unable to control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected.

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

Any failure to comply with PRC property laws and regulations regarding certain of our leased properties may negatively affect our business, results of operations and financial condition.

We operated our businesses primarily in leased properties in Shenzhen, Shanghai, Chongqing and other cities in China. With respect to a portion of such leased properties, the lessors failed to provide title certificates evidencing property ownership of these lessors. According to PRC laws and regulations, where a landlord lacks title evidence or rights to lease, the lease contracts may be terminated or deemed unenforceable under PRC laws and regulations, and may also be subject to challenge by third parties.

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

Additionally, certain of our leased properties’ current usages are not in conformity with the permitted usages prescribed in the relevant title certificates. Nonconformity with the property’s planned use may lead to fines imposed by the competent authority, and in extreme cases, government order to revoke the lease or reclaim the land.

Moreover, a small portion of the leased properties may also be subject to mortgage at the time the leases were entered into. In case the mortgagees enforce the mortgage, we may not be able to continue using our leased properties.

In addition, under PRC laws, all lease agreements must be registered with the local housing authorities. As of the date of this annual report, not all landlords of the premises we lease had completed their registration of ownership rights or the registration of our leases. Pursuant to PRC laws and regulations, failure to complete these registrations may expose us to potential monetary fines ranging from RMB1,000 to RMB10,000 per lease.

We cannot assure you that defects in our leased contracts or leased properties will be cured in a timely manner, or at all and that there will not be any material action, claim or investigation threatened or conducted by the regulatory authorities. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease contracts are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

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

Our directors are of the view that we have adequate and effective internal control procedures. See “Item 4. Information on the Company—B. Business Overview—Risk Management and Internal Control.” Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2023. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ordinary shares or ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

We face risks related to natural disasters and health epidemics.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC, and particularly Shanghai. Natural disasters may give rise to server interruptions, breakdowns, system failures, website or app failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affecting our ability to operate our website or apps and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics, such as new variants of COVID-19 or outbreaks of other diseases. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Shanghai, where most of our directors and management and many of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Shanghai and Shenzhen. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai or Shenzhen, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

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

We have been further advised by our PRC counsel, Haiwen & Partners, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC regulatory authorities may take a view contrary to or otherwise different from the opinion of our PRC counsel stated above. It is also uncertain whether any new PRC laws, regulations or interpretations relating to consolidated affiliated entity structure will be adopted, or if adopted, what they would provide. On February 17, 2023, the CSRC released a set of regulations consisting of six documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively, the Filing Measures, effective March 31, 2023. On the same day, at the press conference held for the Filing Measures on February 17, 2023, the officials from the CSRC confirmed that if a company with a contractual arrangement structure is in compliance with applicable PRC laws, regulations and regulatory requirements, the CSRC may permit its filing application after soliciting opinions from relevant authorities. However, given that the Filing Measures were recently promulgated and there is no further explanation on such compliance requirements, there remain substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing and there can be no assurance that we will be able to satisfy the compliance requirements. Failure to satisfy such requirements could have a material adverse effect on us or our contractual arrangements. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offering, listing or any other capital raising activities, which are subject to the filings under the Filing Measures, due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings. If we or the consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the PRC regulatory authorities, including the Ministry of Commerce and the Ministry of Industry and Information Technology, may have broad discretion to take action in dealing with such violations or failures, including:

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

Although we believe we, our PRC subsidiaries and the consolidated affiliated entities comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government may have broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the consolidated affiliated entities do not comply with applicable law, it could revoke the consolidated affiliated entities’ business and operating licenses, require the consolidated affiliated entities to discontinue or restrict the consolidated affiliated entities’ operations, restrict the consolidated affiliated entities’ right to collect revenues, block the consolidated affiliated entities’ websites, require the consolidated affiliated entities to restructure their operations, impose additional conditions or requirements with which the consolidated affiliated entities may not be able to comply, impose restrictions on the consolidated affiliated entities’ business operations or on customers, or take other regulatory or enforcement actions against the consolidated affiliated entities that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the consolidated affiliated entities’ business operations or restrict the consolidated affiliated entities from conducting a substantial portion of their business operations, which could materially and adversely affect the consolidated affiliated entities’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the consolidated affiliated entities that most significantly impact our economic performance, or our failure to receive the economic benefits from the consolidated affiliated entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with IFRS.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is evolving rapidly. The interpretations of many laws, regulations, and rules may exhibit inconsistencies, and the enforcement of these laws, regulations, and rules may also involve uncertainties. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. These arbitration provisions relate to claims arising from the contractual relationship created by the agreements with the consolidated affiliated entities, rather than claims under U.S. federal securities laws, and they do not prevent our shareholders or ADS holders from pursuing claims under U.S. federal securities laws in the United States. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties generally cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of the operation of the consolidated affiliated entities, and our ability to conduct our business may be negatively affected.

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

The shareholders of the consolidated affiliated entities have executed powers of attorney to appoint the relevant WFOEs or directors authorized by such WFOEs and their successors to vote on their behalf and exercise voting rights as shareholders of the consolidated affiliated entities. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the consolidated affiliated entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to uncertainty as to the outcome of any such legal proceedings.

The indirect shareholders of the consolidated affiliated entities may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the consolidated affiliated entities and the validity or enforceability of our contractual arrangements with the consolidated affiliated entities and their shareholders. For example, in the event that any of the individual shareholders who indirectly holds any equity interests in some of the consolidated affiliated entities divorces his or her spouse, the spouse may claim that the equity interest of the consolidated affiliated entities held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the equity interest may be indirectly held by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over those consolidated affiliated entities by us. Similarly, if any of the equity interests of some of the consolidated affiliated entities is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our ability to direct the activities of the operation of the consolidated affiliated entities or have to maintain such control by incurring unpredictable costs, which could cause disruption to our business and operations and harm our financial condition and results of operations.

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

All the agreements that constitute our contractual arrangements with the consolidated affiliated entities, their respective subsidiaries and shareholders are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws, and disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is evolving rapidly. The interpretations of many laws, regulations, and rules may exhibit inconsistencies, and the enforcement of these laws, regulations, and rules may also involve uncertainties. As a result, uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. If we are unable to enforce the contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to direct the activities of the operation of the consolidated affiliated entities and their subsidiaries, and our ability to conduct a part of our business and our financial condition and results of operations may be adversely affected.

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

Furthermore, the contractual arrangements provide that (i) in the event of a dissolution or a mandatory liquidation required by PRC laws, the consolidated affiliated entity will sell all of its assets to the extent permitted by PRC law to the relevant WFOE or its designated qualifying designee, at the lowest price permitted under applicable PRC laws; and (ii) any obligation for the WFOE or its designated qualifying designee to pay the consolidated affiliated entity as a result of such transaction shall be forgiven, or any proceeds from such transaction shall be paid to the relevant WFOE or its designated qualifying designee in partial satisfaction of the service fees under the exclusive business cooperation agreements. These provisions may not be enforceable under PRC laws in the event of a mandatory liquidation required by PRC laws or bankruptcy liquidation.

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

Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard contractual arrangements as a form of foreign investment. If this happens, it is uncertain whether our contractual arrangements with the consolidated affiliated entities, their respective subsidiaries and shareholders would be recognized as foreign investment, or whether our contractual arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how our contractual arrangements will be handled, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. The government authorities may have broad discretion in interpreting the law. Therefore, there is no guarantee that our contractual arrangements, the business of the consolidated affiliated entities and our financial conditions will not be materially and adversely affected.

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

Pursuant to the contractual arrangements, our WFOEs have the irrevocable and exclusive right to purchase all or any part of the relevant equity interests in the consolidated affiliated entities from the consolidated affiliated entities’ shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the Ministry of Commerce, the Ministry of Industry and Information Technology, the State Administration for Market Regulation of the PRC, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the tax authorities. The equity transfer price to be received by the consolidated affiliated entities’ shareholders under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.

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

While the Chinese economy has experienced significant growth over the past decades, the growth rate has gradually slowed since 2010, and growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

The PRC government has significant oversight over the conduct of our business and it has exerted more oversight over offerings that are conducted overseas and foreign investment in China-based issuers. As a result, it may significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the Cyberspace Administration of China (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology and the Ministry of Public Security). The primary role of the Cyberspace Administration of China is to enable policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters relating to the internet industry.

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

We conduct our business primarily through our subsidiaries and the consolidated affiliated entities and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Lending and lending-related businesses are heavily regulated in many countries, and the PRC government has significant oversight and discretion over the conduct of our business, and it may intervene in or influence our operations as it deems appropriate to advance regulatory and societal goals and policy positions. Historically, the PRC government had published new regulations and policies that significantly affected our industry. For example, we ceased to enable the offering of peer-to-peer products in August 2019 and also stopped using funding from peer-to-peer individual investors as a funding source for our retail credit and enablement business in 2019 in response to new regulations on peer-to-peer lending. Also, our retail credit and enablement service and other fees, to the extent they are deemed to be or related to loan interest, are subject to restrictions on maximum interest rates on private lending permitted by the relevant laws, regulations, policies or guidance. We cannot rule out the possibility that the PRC government will release additional regulations or policies in the future that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ordinary shares or ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

In addition, the SEC, the U.S. Department of Justice and other U.S. or foreign authorities may also have difficulties in bringing and enforcing actions, conducting investigations or collecting evidence against us or our directors or executive officers in China. For example, under the amended Securities Law of the PRC, effective March 1, 2020, overseas securities regulatory authorities are prohibited from conducting direct investigations or evidence collection activities within the territories of the PRC, and Chinese entities and individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Uncertainty remains with respect to how this regulation will be interpreted, implemented or applied by the CSRC or other government authorities. On February 24, 2023, the CSRC, the State Secrecy Bureau, the State Archives Administration and the Ministry of Finance jointly promulgated the Provisions on Strengthening the Confidentiality and File Management Work Related to Overseas Issuance and Listing of Securities by Domestic Enterprises, which came into effect on March 31, 2023, together with the Trial Measures, and would replace the Provisions on Strengthening Confidentiality and Archives Administration in Overseas Issuance and Listing of Securities issued in 2009. The provisions aim to develop a gatekeeping mechanism in provision of information by domestic enterprises to securities companies, securities service institutions, overseas regulatory authorities or other entities or individuals, so as to prevent sensitive information from leakage and prescribe protective protocols for any residual sensitive information that still has to be provided.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons abroad without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our Shares and ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within China is considered a “resident enterprise” and generally will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, which was issued by the State Administration of Taxation of the PRC on April 22, 2009 and further amended on December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this notice only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the general position of the State Administration of Taxation of the PRC on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to this notice, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of ordinary shares in our company by non-resident investors. In February 2015, the State Administration of Taxation of the PRC issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the State Administration of Taxation of the PRC issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which came into effect on December 1, 2017. SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

We face uncertainties on the reporting and consequences of past or future private equity financing transactions, share exchanges or other transactions involving the transfer of ordinary shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Circular 7 and SAT Circular 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

The Chinese government has provided various tax incentives to our PRC subsidiary, primarily in the form of reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. In addition, certain of our PRC subsidiaries enjoy local government subsidies. Any increase in the enterprise income tax rate applicable to our PRC subsidiary in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our PRC subsidiary in China, could adversely affect our business, financial condition and results of operations.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. With respect to the underpaid employee benefits, we may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. With respect to the under-withheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. Furthermore, we have engaged third-party human resources agencies to pay on our behalf for some of our employees, and the governmental authorities may not recognize the social insurance and housing funds contributions that were paid by third parties on our behalf. If this happens, we may be required to make addition payments or repay these contributions. If we are subject to late fees or fines for underpaid employee benefits or under-withheld individual income taxes, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices are deemed to be in violation of PRC laws and regulations.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress of the PRC, which was amended in June 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that if any mergers, acquisitions, or other means of obtaining control or a decisive influence over another entity, collectively referred to as a “concentration of undertakings,” involves any consolidated affiliated entities, such consolidated affiliated entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Due to the enhanced implementation of the Anti-Monopoly Law, we may be under heightened regulatory scrutiny, which will increase our compliance costs and subject us to heightened risks and challenges.

In addition, the security review rules issued by the Ministry of Commerce and became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. These laws and regulations are continually evolving as the Foreign Investment Law was enacted on January 1, 2020. On December 19, 2020, the Measures for the Security Review for Foreign Investment were jointly issued by the National Development and Reform Commission and the Ministry of Commerce, which stipulates detailed rules for foreign investment that is subject to security review. Furthermore, this new rule provides that if foreign investors or relevant parties in China intend to invest in crucial information technology and internet products and services, or in crucial financial services, or in other fields which relate to national security, they shall report to the office in advance for a security review.

In the future, we may pursue strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce and obtaining approval from or reporting to the anti-monopoly law enforcement agency, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merger or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the Ministry of Commerce. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain approval of the Ministry of Commerce for our mergers and acquisitions. There is no assurance that we can obtain such approval from the Ministry of Commerce for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

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

We are a Cayman Islands exempted company which acts as a holding company. As a result, although other means are available for us to obtain financing at the holding company level, Lufax Holding Ltd’s ability to continue paying dividends to its shareholders and investors of the ADSs in the future, as well as its ability to service any debt it has incurred or may incur, may depend upon dividends paid by our PRC subsidiaries and, indirectly, on technical and consulting service fees paid by the consolidated affiliated entities in China. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiary, which is a foreign-owned enterprise, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. Some of our subsidiaries are required to allocate general risk reserves prior to the distribution of dividends.

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

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ordinary shares or ADSs.

Under the PRC Enterprise Income Tax Law and its implementation rules, PRC withholding tax at a rate of 10% is generally applicable to dividends from PRC sources paid to investors that are resident enterprises outside of China and that do not have an establishment or place of business in China, or that have an establishment or place of business in China if the income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10% PRC income tax if this gain is regarded as income derived from sources within China. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by these investors on the transfer of shares are generally subject to 20% PRC income tax. Any such PRC tax liability may be reduced by the provisions of an applicable tax treaty.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, most recently amended on December 4, 2023, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On December 4, 2023, SAFE amended the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, which allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since this regulation is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

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

The conversion of Renminbi into other currencies, including U.S. dollars and Hong Kong dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar and the Hong Kong dollar at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar, the Hong Kong dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar or the Hong Kong dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar or the Hong Kong dollar in the future.

Substantially all of our income and expenses are denominated in Renminbi and our reporting currency is the Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars or Hong Kong dollars we receive from our financings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar or the Hong Kong dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or Hong Kong dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar or the Hong Kong dollar against the Renminbi would reduce the U.S. dollar or Hong Kong dollar amount available to us.

Few hedging options are available in China to reduce our exposure to exchange rate fluctuations. We have only engaged in limited hedging activities to date. While we may decide to enter into additional hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our income in Renminbi. Under our current corporate structure, our holding company, which is incorporated in the Cayman Islands as an exempted company, may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements payable outside of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company without prior approval of SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and the consolidated affiliated entity to pay any debts they may incur in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. Various equity-based research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could cause the market price of our ordinary shares or ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

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

On February 17, 2023, the CSRC released a set of regulations consisting of six documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, and five supporting guidelines, collectively, the Filing Measures, effective March 31, 2023. The Filing Measures establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Filing Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Trial Measures also sets certain regulatory red lines for overseas offerings and listings by domestic enterprises. On February 17, 2023, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among other things, clarifies that domestic companies already listed overseas before March 31, 2023, are not required to complete filing procedures immediately. However, they will be required to file with the CSRC when subsequent matters such as refinancing are involved. Furthermore, regarding the overseas listing of companies with contractual arrangements (also known as VIE structures), the CSRC will solicit opinions from relevant regulatory authorities. The CSRC will then complete the filing of the overseas listing for companies meeting compliance requirements, supporting their development and growth by enabling them to utilize both markets and their resources. For more details of the Filing Measures and other related regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to M&A Rules and Overseas Listing.”

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

Our auditor, the independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and ordinary shares are fully fungible, we cannot assure your that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Risks Relating to Our Shares and ADSs

Our ADSs may be delisted if the trading price of our ADSs fails to comply with the minimum price requirement of the NYSE.

On November 30, 2023, we received a letter from the NYSE notifying us that the trading price of our ADSs had fallen below the NYSE’s price criteria for continued listing, which is a minimum average closing price of $1.00 over a consecutive 30 trading-day period.

Pursuant to NYSE rule 802.01C, once notified, an issuer must bring its share price and average share price back above $1.00 by six months following receipt of the notice, failing which the issuer may be subject to suspension and delisting procedures. An issuer can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period it has a closing share price of at least US$1.00 per ADS and an average closing share price of at least US$1.00 per ADS over the 30 trading-day period ending on the last trading day of that month.

On February 1, 2024, we received a letter from the NYSE confirming that we had regained compliance with the NYSE’s continued listing standards after the average closing price for our ADSs exceeded $1.00 for the consecutive 30-trading-day period ended January 31, 2024. However, there can be no assurance that we will be successful in maintaining compliance and our securities will remain listed on the NYSE. The delisting of our ADSs by the NYSE would have material negative impacts on the liquidity of our securities and our ability to raise future capital.

The trading price of our ordinary shares or ADSs is likely to be volatile, which could result in substantial losses to investors.

As of the date of this annual report, the trading price of our ADSs has been volatile since our ADSs started to trade on the NYSE on October 30, 2020. The trading price of our ordinary shares, likewise, can be volatile for similar or different reasons. Volatility in trading price can result from broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States or Hong Kong. A number of Chinese companies have listed or are in the process of listing their securities on U.S. or Hong Kong stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States or Hong Kong in general and consequently may impact the trading performance of our ordinary shares or ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares or ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our income, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	additions or departures of key personnel;

•	expiration or release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	trends in the global economy in general and China’s economy in particular;

•	rising international geopolitical tensions; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares or ADSs trade.

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

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares or ADSs, the market price for our ordinary shares or ADSs and trading volume could decline.

The trading market for our ordinary shares or ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares or ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares or ADSs to decline.

Techniques employed by short sellers may drive down the market price of our ordinary shares and/or ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies may conduct internal and external investigations into the allegations and, in the interim, be subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our ordinary shares and/or ADSs could be greatly reduced or even rendered worthless.

The sale or availability for sale of substantial amounts of our ordinary shares or ADSs could adversely affect their market price.

Sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares and ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of our ordinary shares or ADSs, the prevailing market price for our ordinary shares and ADSs could be adversely affected.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States or Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States. Our memorandum and articles of association does not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records, other than copies of the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders, or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders, subject to certain requirements under the Hong Kong Listing Rules. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States or Hong Kong. We have chosen to rely on the home country exemption from Section 303A.08 of the NYSE Listed Company Manual, which requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto. In this respect, and in other respects if we choose to follow home country practice in other respects in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States or Hong Kong. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States or Hong Kong. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of jurisdictions other than the United States or Hong Kong. Most of the assets of these persons are located outside the United States or Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States or Hong Kong in the event that you believe that your rights have been infringed under the U.S. federal securities laws, Hong Kong securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

The depositary of our ADSs has agreed to pay ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities represented by our ADSs, after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares represented by the ADSs. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that ADS holders may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to ADS holders. These restrictions may cause a material decline in the value of our ordinary shares or ADSs.

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

We believe we were a passive foreign investment company for U.S. federal income tax purposes for our taxable year ended December 31, 2023, which could subject U.S. Holders of our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. We refer to the latter test as the asset test. Although the law in this regard is unclear, we intend to treat the consolidated affiliated entities (including their subsidiaries, if any) as being owned by us for U.S. federal income tax purposes, not only because we are able to direct the activities of the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash and investments), we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year ending December 31, 2024 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

On April 14, 2023, our ordinary shares commenced trading, by way of introduction, on the Main Board of the Hong Kong Stock Exchange under the stock code “6623.” The ordinary shares listed on the Main Board of the Hong Kong Stock Exchange are fully fungible with the ADSs listed on the NYSE.

On November 13, 2023, we entered into a share purchase agreement with OneConnect Financial Technology Co., Ltd., a limited liability company incorporated in the Cayman Islands and listed on the New York Stock Exchange and the Hong Kong Stock Exchange (NYSE: OCFT and HKEX: 6638), and Ping An OneConnect Bank (Hong Kong) Limited, an indirectly wholly-owned subsidiary of the Seller incorporated in Hong Kong with limited liability. We refer to OneConnect Financial Technology Co., Ltd. as OneConnect and Ping An OneConnect Bank (Hong Kong) Limited as PAOB in this annual report. OneConnect operates its virtual bank business through PAOB. Pursuant to the share purchase agreement, OneConnect conditionally agreed to sell, and we conditionally agreed to acquire, 100% of PAOB’s share capital for a consideration of HK$933 million (US$131 million) in cash, subject to the terms and conditions of the share purchase agreement. The transaction was closed on April 2, 2024, and we paid the purchase price in full on the same day.

On December 15, 2023, we effected an ADS ratio change to adjust our ordinary share to ADS ratio from two ADSs representing one ordinary share to one ADS representing two ordinary shares.

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

In order to comply with PRC laws and regulations, we carry out the online wealth management business primarily through the consolidated affiliated entities. We use two wholly foreign-owned entities in China, namely Weikun (Shanghai) Technology Service Co., Ltd, or Weikun (Shanghai) Technology, and Lufax Holding (Shenzhen) Technology Service Co., Ltd., or Lufax (Shenzhen) Technology, to direct the activities of the consolidated affiliated entities and their subsidiaries. Weikun (Shanghai) Technology has a series of contractual arrangements with Shanghai Xiongguo and its shareholders, and a series of contractual arrangements with Shanghai Lufax and its shareholders. Lufax (Shenzhen) Technology has a series of contractual arrangements with Shenzhen Lufax Enterprise Management and its shareholders. See “—Contractual Arrangements with the Principal Consolidated Affiliated Entities” below. Revenues contributed by the consolidated affiliated entities and their subsidiaries accounted for 2.5%, 1.7% and 0.5% of our total revenues for 2021, 2022 and 2023, respectively.

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

B. Business Overview

We are a leading financial services enabler for SBOs in China. We offer financing products designed principally to address the needs of SBOs. Financial institutions provide funding for the loans we enable. Through our offline-to-online model supported by our nationwide direct sales network, we have served a total of over 5.9 million, 6.6 million and 6.8 million SBOs in China since the beginning of our business in 2005, as of December 31, 2021, 2022 and 2023, respectively. The total outstanding balance of loans we enabled was RMB661.0 billion, RMB576.5 billion and RMB315.4 billion (US$44.4 billion) as of December 31, 2021, 2022 and 2023, respectively.

We enable loans under two distinct business models. Approximately 98.2%, 94.9% and 88.2% of the total outstanding loans we had enabled as of December 31, 2021, 2022 and 2023, respectively, are loans we enabled under our core retail credit and enablement business model. These are large-ticket loans, having an average ticket size of RMB199,502, RMB240,179 and RMB278,067 for general unsecured loans enabled in 2021, 2022 and 2023, respectively, and RMB430,795, RMB438,675 and RMB551,253 for secured loans enabled in 2021, 2022 and 2023, respectively. The remaining 1.8%, 5.1% and 11.8%, respectively, consist of loans we had enabled through our licensed consumer finance subsidiary. These are small-ticket loans, having an average drawdown of RMB3,797, RMB5,979 and RMB6,805 in 2021, 2022 and 2023, respectively. The enablement of loans accounted for nearly all of our total income in 2021, 2022 and 2023.

Our Business Model

We enable both borrowers and institutional partners through our core retail credit and enablement business model.

Our core retail credit and enablement business model comprises both general unsecured loans and secured loans, which we enable under the Puhui brand. Our borrowers are primarily small business owners who require larger ticket size loans on short notice for imminent operating needs. We leverage our large nationwide direct sales team to serve millions of otherwise hard to reach potential borrowers in this critical but undercapitalized sector of the Chinese economy. To a lesser extent we also serve salaried workers dealing with major life expenses under this business model. We apply advanced risk analytics leveraging our 19 years of proprietary data to assess the creditworthiness of potential borrowers and co-design loan product terms with our funding partners to serve their needs. We enable our institutional partners by referring borrowers who fit their target profiles and sharing our risk analytics so that each of our funding partners is taking on the degree of risk that is compatible with its own business model. We also provide post-loan and collection services to our institutional partners to further manage their credit risk.

We only enable loans to individuals and not to entities, but our risk analytics incorporate data on both personal and business assets of potential borrowers. For loans funded by third parties requiring credit enhancement, we used to guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. We have been gradually reducing our reliance on third-party credit enhancement providers over time. As a result, our risk bearing by new loan sales for the year ended December 31, 2023 excluding consumer finance loans increased to 49.8%, as compared to 21.3% for the year ended December 31, 2022. The percentage of outstanding loans with credit risk exposure for our company including consumer finance loans has increased from 16.6% as of December 31, 2021, to 23.5% as of December 31, 2022, and further to 39.8% as of December 31, 2023. In the fourth quarter of 2023, we successfully completed the transformation of our business to a 100% guarantee business model, under which our licensed financing guarantee subsidiary now provides a guarantee for each new loan transaction without the involvement of third-party credit enhancement.

In addition to enablement, we also make consumer finance loans through our licensed consumer finance subsidiary. Our subsidiary bears some of the credit risk on them. Our financing guarantee subsidiary is well capitalized with a leverage ratio of 1.8× as of December 31, 2023.

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

We had a cumulative total of 20.9 million borrowers as of December 31, 2023. Our total outstanding balance of loans was RMB315.4 billion (US$44.4 billion) as of December 31, 2023, of which RMB37.1 billion (US$5.2 billion) or 11.8% consists of loans enabled by our licensed consumer finance subsidiary.

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

As of December 31, 2023, we had over 6.8 million cumulative SBO borrowers under our Puhui brand. Small business owners accounted for approximately 78%, 86% and 90% of all new loans we enabled under our Puhui brand in 2021, 2022 and 2023, respectively, and 76%, 82% and 86% of the balance of such loans as of December 31, 2021, 2022 and 2023, respectively.

In response to ongoing developments in the Chinese economy, we have been concentrating our efforts on borrowers for our general unsecured loans at the higher end of our internal ranking of creditworthiness. In 2023, of the borrowers of loans under our Puhui brand, 91% had credit cards, 44% owned residential property, 41% had life insurance policies, and 47% had no unsecured loans outstanding from banks.

Beginning in June 2020, we also make loans through our newly established consumer finance subsidiary. Borrowers of consumer finance loans are typically looking to meet personal short-term cash flow needs or to make discretionary purchases of consumer goods.

Sourcing Borrowers

We had a cumulative total of 20.9 million borrowers as of December 31, 2023. The number of active borrowers for whom we enabled loans was 4.9 million in 2021, 4.8 million in 2022 and 3.9 million in 2023. We source borrowers through a variety of channels.

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

	For the Year Ended December 31,
	2021		2022		2023

	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Volume of New Loans
Direct sales	309.6	49.7	247.1	56.6	85.6	62.6
Channel partners	233.1	37.4	125.9	28.8	31.8	23.2
Online and telemarketing	80.4	12.9	63.8	14.6	19.5	14.2

Total	623.1	100.0	436.8	100.0	136.8	100.0

Direct sales

We had a direct sales network of over 20,000 full-time employees as of December 31, 2023, of whom over 95% have a junior college education or above. Together they covered approximately 300 cities across China. Our direct sales force proactively seeks out potential borrowers using their own knowledge and contacts with the help of a specialized mobile app designed to optimize their time and efforts. This system tracks and shows location and travel data for all of our sales employees in real time. Our system can further overlay an AI heat map showing our borrowers and their borrowing characteristics, which allows us to identify regions with higher sales potential.

In supervising and evaluating the performance of our direct sales network, we give close attention to the creditworthiness of the borrowers they bring in. The volume of new loans sourced per employee per month by our direct sales team was RMB427 thousand in 2021, RMB363 thousand in 2022 and RMB240 thousand (US$34 thousand) in 2023.

Our direct sales channel was responsible for sourcing RMB309.6 billion, or 49.7%, of our total volume of new loans in 2021, RMB247.1 billion, or 56.6%, of our total volume of new loans in 2022 and RMB85.6 billion (US$12.1 billion), or 62.6%, of our total volume of new loans in 2023. The increase of 7.0 percentage points in 2023 was primarily due to a strategic decision to source more loans through our direct sales channel.

Channel partners

We complement our direct sales force with a large and robust set of channel partners. Our channel partners introduce borrowers and are paid referral fees for each loan originated.

The following table shows the volume of new loans we enabled through individual referrals and corporate referrals.

	For the Year Ended December 31,
	2021		2022		2023
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Volume of New Loans
Individual referrals	193.1	31.0	102.2	23.4	28.6	20.5
Corporate referrals	40.0	6.4	23.7	5.4	3.2	2.7

Total channel partners	233.1	37.4	125.9	28.8	31.8	23.2

We cooperate with both individual and corporate channel partners in acquiring customers. Individual referrals are referrals from individuals acting in their personal capacity only. Although substantially all of these individuals are associated with Ping An Group entities as sales representatives, the corresponding Ping An Group entities are not involved in the referrals. Individual referrals are rewarded on the basis of a referral program where individuals sign up with our group and receive fees on successfully referred borrowers. Corporate referrals are referrals from corporate entities. These include certain Ping An associated entities, but all of the entities combined contributed less than 0.5% of our new loan volume in 2023. Corporate referrals are compensated based on successful referrals stipulated by intra-party contracts signed with partner entities. Our corporate channel partners include a wide range of businesses, such as point-of-sale payment agencies and tax system providers. Our channel partners are supported by our proprietary partner management system that helps us allocate resources and design incentive plans more efficiently. Individual referrals were responsible for sourcing RMB193.1 billion, or 31.0%, of the new loans we enabled in 2021, RMB102.2 billion, or 23.4%, of the new loans we enabled in 2022, and RMB28.6 billion, or 20.5%, of the new loans we enabled in 2023. Corporate referrals were responsible for sourcing RMB40.0 billion, or 6.4%, of the new loans we enabled in 2021, RMB23.7 billion, or 5.4%, of the new loans we enabled in 2022, and RMB3.2 billion, or 2.7%, of the new loans we enabled in 2023.

Online and telemarketing

As of December 31, 2023, we employed over 1,500 employees to engage in targeted online and telemarketing campaigns to reach customers based on their potential need for loans, which we have identified from online behavioral data and other big data techniques. Our online and telemarketing channel primarily enables general unsecured loans, and it focuses on helping high-quality borrowers borrow new loans.

We have leveraged the application of advanced AI technology to maintain the productivity of our online and telemarketing channel. The volume of new loans sourced per employee per month by our online and telemarketing channel was RMB1,609 thousand in 2021, RMB1,265 thousand in 2022 and RMB782 thousand (US$110 thousand) in 2023.

Our online and telemarketing channel was responsible for sourcing RMB80.4 billion, or 12.9%, of the new loans we enabled in 2021, RMB63.8 billion, or 14.6%, of the new loans we enabled in 2022, and RMB19.5 billion (US$2.7 billion), or 14.2%, of the new loans we enabled in 2023.

Consumer Finance

Our consumer finance subsidiary acquires customers online through our consumer finance app and traffic platforms and offline through our direct sales network. The number of borrowers with outstanding consumer finance loans increased from 608 thousand as of December 31, 2021 to 1.3 million as of December 31, 2022 and further to 1.8 million as of December 31, 2023.

Loan Products

We enable both secured and general unsecured loans under our Puhui brand. The typical borrower of a secured loan is a small business owner who uses the loan proceeds for business operations. Borrowers of general unsecured loans include both small business owners and salaried workers who use the loan proceeds for business operations or personal consumption. We base our credit assessment on individual data for salaried workers and a combination of individual and business data for small business owners, plus the characteristics of the collateral for borrowers of secured loans, who are almost all small business owners. We only accept residential property and automobiles as collateral. We also make consumer finance loans to retail borrowers through our licensed consumer finance subsidiary. The following chart summarizes some of the characteristics of these various borrowers and their loans in 2023:

	General Unsecured Loans	Secured Loans	Consumer Finance Loans
Credit Risk Assessment	• Individual, business	• Individual, business, collateral	• Individual

Average Ticket Size	• RMB278,067 (US$39,165)	• RMB551,253 (US$77,642)	• RMB6,805 (US$958)(1)

Average Contractual Tenor	• 35.7 months	• 36.5 months	• N/A(2)

Average APR	• 20.9%	• 16.0%	• 19.7%

Repayment Schedule	• Fixed installments	• Fixed installments or balloon payment	• Fixed installments

Note:

(1)	This represents the average single drawdown amount for consumer finance loans.
(2)	Due to the wide variety of products offered by our consumer finance business, each with significant differences in tenor, this indicator lacks meaningfulness and thus is not applicable.

The following table shows the outstanding balance of loans under Puhui and our consumer finance subsidiary by product as of the dates indicated.

	As of December 31,
	2021		2022		2023

	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Outstanding Balance
General unsecured loans	520.1	78.7	423.8	73.5	207.9	65.9
Secured loans	129.3	19.6	123.1	21.4	70.4	22.3
Consumer finance loans	11.6	1.8	29.7	5.1	37.1	11.8

Total	661.0	100.0	576.5	100.0	315.4	100.0

The following table shows the volume of new loans by product during the years indicated.

	For the Year Ended December 31,
	2021		2022		2023
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Volume of New Loans
General unsecured loans	481.7	74.3	318.6	64.3	91.0	43.7
Secured loans	141.5	21.8	118.2	23.9	45.9	22.0
Consumer finance loans	25.3	3.9	58.6	11.8	71.2	34.2

Total	648.4	100.0	495.4	100.0	208.0	100.0

Loans are available on flexible terms. The loan products we enable under our Puhui brand permit large ticket sizes, long tenors and early repayment options, which are important features for small business owners.

The maximum permitted ticket size in 2023 was RMB10 million for secured loans and RMB1 million for general unsecured loans. Average loan size for these loans was considerably smaller. The following table shows the average ticket size for loans we enabled in Renminbi for both general unsecured loans and secured loans. The increase in the average ticket size is generally due to our pivot to serving more SBOs and higher quality borrowers.

	For the Year Ended December 31,
	2021	2022	2023

	(RMB)
Average Ticket Size
General unsecured loans	199,502	240,179	278,067
Secured loans	430,795	438,675	551,253

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

	For the Year Ended December 31,
	2021	2022	2023

	(months)
Average Contractual Tenor
General unsecured loans	35.4	38.0	35.7
Secured loans	35.9	38.8	36.5

Due to early repayment options, the effective tenor will be shorter than the average contractual tenor. The table below sets forth the estimated effective tenor of loans that we do not consolidate on our balance sheet, after considering assumptions of early repayment, as of December 31, 2021, 2022 and 2023.

	As of December 31,
	2021	2022	2023

	(months)
Estimated Effective Tenor for Off–Balance Sheet Loans
General unsecured loans	19.37	19.75	20.46
Secured loans	13.44	14.62	15.50

We enable loans with fixed installment and balloon payment repayment schedules. As of December 31, 2023, approximately 91% of the loans we enabled under our Puhui brand had fixed installment repayment schedules and the other 9% had balloon payment schedules. Fixed installment loans include loans where the sum of the principal repayment and interest payment is fixed and service, insurance and guarantee fees gradually decrease as the outstanding balance decreases. We do not offer an interest-free period in any of the loans we enable under our Puhui brand.

In 2023, our average APR for new loans was 20.9% for general unsecured loans, 16.0% for secured loans and 19.7% for consumer finance loans. APR represents the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12. The all-in borrowing cost comprises the actual amount of (i) interest, (ii) insurance premiums or guarantee fees and (iii) retail credit enablement service fees. The following table shows our average APR for new loans in 2021, 2022 and 2023 for general unsecured loans, secured loans and consumer finance loans. We have not enabled any loans with an APR higher than 24% for loan applications after September 4, 2020.

	As of December 31,
	2021	2022	2023

	(%)
Average APR for New Loans
General unsecured loans	22.6	21.1	20.9
Secured loans	16.2	15.7	16.0
Consumer finance loans	20.3	20.6	19.7

General Unsecured Loans

General unsecured loans target both small business owners and salaried workers. In 2023, approximately 86% of the general unsecured loans we enabled, by volume, were borrowed by small business owners, and 14% by salaried workers. The average contractual tenor of new general unsecured loans we enabled during this period was approximately 36 months and the average ticket size was RMB278,067 (US$39,165).

Our outstanding balance of general unsecured loans enabled was RMB520.1 billion, RMB423.8 billion and RMB207.9 billion (US$29.3 billion) as of December 31, 2021, 2022 and 2023, respectively. Our total volume of general unsecured loans enabled amounted to RMB481.7 billion, RMB318.6 billion and RMB91.0 billion (US$12.8 billion) in 2021, 2022 and 2023, respectively.

The following table presents the volume of general unsecured loans we enabled by ticket size for the years indicated:

	For the Year Ended December 31,
	2021		2022		2023
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Ticket Size
Up to RMB50,000	7.2	1.5	3.0	1.0	0.6	0.6
RMB50,001 to RMB100,000	38.5	8.0	18.5	5.8	4.3	4.8
RMB100,001 to RMB200,000	138.0	28.6	68.1	21.4	12.6	13.9
RMB200,001 to RMB300,000	159.2	33.1	93.5	29.3	26.5	29.1
RMB300,001 or above	138.8	28.8	135.5	42.5	47.0	51.7

Total	481.7	100.0	318.6	100.0	91.0	100.0

We focus on enabling loans with higher ticket size, which is an important feature for satisfying the needs of small business owners.

Secured Loans

Secured loans target small business owners. Approximately 98% of the secured loans we enabled, by volume, were borrowed by small business owners. In 2023, the average contractual tenor of new secured loans we enabled was approximately 36 months and the average ticket size was RMB551,253 (US$77,642).

Our outstanding balance of secured loans enabled was RMB129.3 billion, RMB123.1 billion and RMB70.4 billion (US$9.9 billion) as of December 31, 2021, 2022 and 2023, respectively. Our total volume of secured loans enabled amounted to RMB141.5 billion, RMB118.2 billion and RMB45.9 billion (US$6.5 billion) in 2021, 2022 and 2023, respectively.

For our secured loans, we focus on SBOs who have residential property located in economically more developed cities which can be pledged as collateral, given such cities’ relatively stable economic growth and real estate prices. The majority of the outstanding balance of secured loans is secured by real estate and the remainder by automobiles. The real estate collateral is well diversified across China, with a large proportion located in more developed cities. As we continue to focus on serving more SBOs and higher quality borrowers, there has been an increase in the average ticket size for our secured loans in 2021, 2022 and 2023. As a result, the average loan-to-value ratio at origination for the secured loans we enabled has grown from 71% in 2021 to 74% in 2022 and further to 75% in 2023.

Consumer Finance Loans

We began to make consumer finance loans in June 2020 through our licensed consumer finance subsidiary. Borrowers of consumer finance loans are typically looking to meet personal short-term cash flow needs or to make discretionary purchases of consumer goods. Our consumer finance loans include both revolver loans and installment loans.

Our outstanding balance of consumer finance loans was RMB11.6 billion, RMB29.7 billion and RMB37.1 billion (US$5.2 billion) as of December 31, 2021, 2022 and 2023, respectively. Our total volume of consumer finance loans amounted to RMB25.3 billion, RMB58.6 billion and RMB71.2 billion (US$10.0 billion) in 2021, 2022 and 2023, respectively.

The non-performing loan ratio for consumer finance loans was 1.5% for the year ended December 31, 2023, as compared to 1.5% from the year ended December 31, 2022. The non-performing loan ratio for consumer finance loans is calculated by the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, plus certain restructured loans, divided by the total outstanding balance of consumer finance loans.

Our Guarantees

We work closely with funding partners through our financing guarantee subsidiary and its network of licensed branches in 30 provinces. For loans funded by third parties where the lender requires credit enhancement, we used to guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. We had RMB64.7 billion, RMB68.6 billion and RMB54.9 billion (US$7.7 billion) in off–balance sheet financing guarantee contracts as of December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, 58.2% of financing guarantees for the outstanding balance of loans enabled by us were provided by third-party credit enhancement providers. However, we had been gradually reducing our reliance on third-party credit enhancement providers over time. In the fourth quarter of 2023, we successfully completed the transformation of our business to a 100% guarantee business model, under which our licensed financing guarantee subsidiary now provides a guarantee for each new loan transaction without the involvement of third-party credit enhancement.

Pursuant to the regulations and rules regarding financing guarantee companies, the minimum registered capital of a financing guarantee company is not less than RMB20 million and its net assets must be no less than one-fifteenth of the total outstanding guaranteed amount it has guaranteed. Our financing guarantee subsidiary had net assets of RMB44.6 billion in aggregate and a leverage ratio of 1.8× as of December 31, 2023.

How We Enable Our Institutional Partners

We enable our institutional partners by identifying potential borrowers who possess the characteristics that they wish to target, co-designing loan products that fit the needs of those potential borrowers, providing accurate credit assessment to make it possible for funding partners to correctly price the risk that they assume, and managing credit risk on outstanding loans through effective loan servicing and collection.

Our Funding Partners

Our funding partners consist of the banks and trusts that fund the loans that we enable. We have relationships with 79 banks and 6 trust companies as of December 31, 2023.

The following table shows the volume of new loans enabled in each period by funding source, including loans that we enabled through our own licensed consumer finance subsidiary:

	As of December 31,
	2021		2022		2023
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Volume of New Loans Enabled by Funding Source
Banks	414.2	63.9	279.5	56.4	81.4	39.1
Trusts	208.9	32.2	157.3	31.7	55.4	26.6
Our licensed consumer finance subsidiary	25.3	3.9	58.6	11.8	71.2	34.2

Total	648.4	100.0	495.4	100.0	208.0	100.0

We are continually refining our funding mix. Our ability to enable loans has not been constrained by our funding supply. We only utilized 39.1% of the credit facility provided by banks and 26.6% of the credit facility provided by trust companies in 2023. We believe our relationships with banks and trust companies are sustainable as our ability to help them generate interest income by enabling loans from our high quality borrowers makes us a valuable partner to them. In 2023, no single third-party funding source accounted for more than 10% of the funding for the loans we enabled.

For loan transactions with third-party credit enhancement, we entered into trilateral agreements with each funding partner and credit enhancement provider that contain the principal terms governing funding arrangements and credit enhancement for the loans that we enabled with them. These agreements generally include provisions specifying the proportion of loans to be insured or guaranteed by the credit enhancement provider and the geographical scope of the collaboration, and some of them set out the rate of interest to be charged by the funding partner for the loans. They also require each party to perform its own credit assessment of the borrowers, the funding partner to enter into the loan agreement with the borrower, and the credit enhancement provider to reimburse the lending partner for each loan that is 80 days past due. Under these agreements, each party has the right to perform post loan services or delegate them to another contracted party or third party.

Under our 100% guarantee business model, we enter into agreements with each funding partner and our licensed financing guarantee subsidiary. These agreements encapsulate the principal terms governing funding arrangements and financial guarantee for the loans that we enable with them. Common provisions include specifying the total amount of loans to be guaranteed by our licensed financing guarantee subsidiary and the geographical scope of the collaboration. Some of these agreements set out the rate of interest to be charged by the funding partner for the loans. Additionally, they require the funding partner to perform its own credit assessment of the borrowers and to enter into the loan agreement with the borrower. Under these agreements, the funding partner delegates the right to perform post-loan services to us, and we may further delegate it to another third party.

Banks

Under the bank funding model, a third-party bank lends directly to the borrower. We provide loan enablement services for borrowers and enable borrowers to obtain loans from third-party banks.

We partnered with 60 banks in 2021, 75 banks in 2022 and 79 banks in 2023. These banks included national joint-stock banks, city commercial banks, rural commercial banks and others. The banks determine the creditworthiness of borrowers that we refer, though we help gather the information our bank partners need. Banks funded approximately 63.9% of the new loans we enabled in 2021, 56.4% of the new loans we enabled in 2022 and 39.1% of the new loans we enabled in 2023. Maintaining stable and long-term relationships with banks is an important factor in sustainable funding.

Trusts

Under the trust model, a third-party trust company sets up a trust plan to which investors contribute funds through three major funding sources. There are: (i) retail funding directed by private banks, (ii) institutional funding from banks, securities and insurance companies, and (iii) funding from open market issuance. We provide loan enablement services for borrowers and enable borrowers to obtain loans from trusts. We perform credit assessments and match borrowers to the trust plans.

We partnered with six trust companies in each of 2021, 2022 and 2023. Trusts funded approximately 32.2% of the new loans we enabled in 2021, 31.7% of the new loans we enabled in 2022 and 26.6% of the new loans we enabled in 2023. The loans funded by consolidated trusts appear on our balance sheet, and those funded by unconsolidated trusts do not. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results —On- and Off-Balance Sheet Treatment of Loans and Risk Exposure.”

Our Licensed Consumer Finance Subsidiary

Our licensed consumer finance subsidiary, Ping An Consumer Finance Co., Ltd., enabled 3.9%, 11.8% and 34.2% of the volume of new loans we enabled in 2021, 2022 and 2023, respectively.

In the fourth quarter of 2023, we successfully completed the transformation of our business to a 100% guarantee business model, under which our licensed financing guarantee subsidiary now provides a guarantee for each new loan transaction without the use of third-party credit enhancement.

Credit Analytics

Our credit analytics include anti-fraud assessment and credit assessment. These are supported by both financial and behavioral data and managed by our risk management department. In addition to meeting the basic requirements on nationality, age, residency and the availability of credit and other history, a borrower must pass both our anti-fraud and credit assessments before we will refer them to funding partners for a potential loan.

Once a loan application passes our credit assessment process, then we will refer the loan to a funding partner for it to conduct an independent evaluation of the loan application. We only match borrowers who we believe meet our partners’ lending criteria, and our partners independently review all of the application information before making a lending decision. Loans are disbursed by the funding partner directly to the borrower.

The credit approval time for loans we enable can be as fast as 45 minutes for general unsecured loans or 96 minutes for secured loans in 2023, and funding is generally available on the same day.

Data

Our credit assessment is built upon a variety of our own and third-party data, under proper authorization and within lawful ranges, including the data of the Credit Reference Center of the People’s Bank of China, data publicly available from other governmental institutions, and a variety of consumption, social or other behavioral data. We have cumulatively analyzed over 18 years of through-cycle credit data from approximately 6.9 million unique individual applicants as of December 31, 2023. Our proprietary and third-party data includes both know-your-customer or KYC personal financial information and know-your-business or KYB business information for loans to small business owners. All data are accessed and used only with the customer’s consent.

Out of over 7,500 predictive variables per borrower, we applied machine learning algorithms and regression analysis to select around 1,900 of the most relevant variables to build our anti-fraud models and around 1,600 of the most relevant variables to build our loan decision models as of December 31, 2023.

For loans with larger ticket sizes, our experience shows that both ability to repay and willingness to repay are important in the credit underwriting process. Behavioral data are nearly as useful as credit and financial data in anti-fraud assessment, as they can be helpful in evaluating a borrower’s willingness to repay. However, credit and financial data are substantially more predictive of creditworthiness as they can help evaluate a borrower’s ability to repay. As of December 31, 2023, credit and financial data comprise approximately 64% of the variables of our anti-fraud assessment and 88% of the variables of our credit assessment, while behavioral data make up the remaining 36% of the variables for our anti-fraud assessment and 12% of the variables of our credit assessment.

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

Credit Assessment

Borrowers who pass our anti-fraud assessment process move onto our credit assessment process. Our credit assessment process has been made as convenient as possible for potential borrowers through the application of automatic speech recognition, optical character recognition and natural language processing. The approval process for general unsecured loans can be as fast as 45 minutes, entirely through one screen interaction, with minimal text input.

We have three key models for credit assessment: an application score model, a risk-based pricing model and a loan sizing model.

The application score model generates a score for each borrower, based on which we determine the borrower’s eligibility for a given loan. Our acceptance criteria and assessment processes vary depending on the borrower risk rating, which may vary from R1 to R6 on our rating system. In 2023, we gave AI-assisted live interviews or purely AI interviews to 92.1% of borrowers of general unsecured loans, and the other 7.9% of borrowers of general unsecured loans had the interview waived because nothing in their data required further clarification. Borrowers of secured loans, who have extensive personal interaction with our direct sales team or our channel partners, are all given live interviews.

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

After being screened by the application score model, the borrower will be further assessed by our risk-based pricing and loan sizing models. In our risk-based pricing model, we consider the borrower’s risk rating and debt to income ratio and the value of the borrower’s assets to determine the appropriate risk-based pricing. After taking into account the borrower’s risk rating and debt to income ratio and the value of the borrower’s assets, the borrower can only qualify for a loan if the assigned pricing does not exceed the maximum permitted APR. Our loan sizing model is primarily based on the borrower’s credit and financial information, which we access with due authorization, such as other loan or credit card repayment records, insurance repayment records, car value, social insurance records and indebtedness information. Every loan applicant must authorize us to check their data through the Credit Reference Center of the People’s Bank of China, and these checks form a routine part of our credit assessment process. The data includes information on outstanding loans funded by licensed financial institutions in China such as banks, trusts, consumer finance companies and financing leasing companies. Our sizing model for secured loans further takes into consideration the value of the pledged collateral, which we determine in an efficient and expeditious manner with help from online valuers. Since we specialize in large ticket size loans, a borrower only qualifies for a general unsecured or secured loan if they meet the minimum creditworthiness threshold of at least RMB10,000.

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

Loan Servicing and Collection Services

Our loan servicing and collection services enable our institutional partners to concentrate on their core businesses while we manage troubled assets for them. We have accumulated 18 years of through-cycle proprietary data based on our offline-to-online business model that informs our collection efforts.

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

Our post-loan servicing model is based on credit scores to triage delinquencies. We check the loan records of our existing borrowers through the Credit Reference Center of the People’s Bank of China with their authorization on a regular basis so as to monitor their liability status and we use customer segmentation modeling to divide borrowers into low, medium and high risk. We also provide a repayment reminder service to our borrowers, including text message reminders for low-risk borrowers and AI-enabled contact for medium- and high-risk borrowers. In 2023, we carried out 51% of our repayment reminders through messages and the remainder through AI-enabled phone calls.

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

Our collection professionals cannot access the mobile phone numbers of our borrowers and can only contact them through our systems. All contact with customers is recorded and retained for use in resolving disputes and ensuring that our collection team is fully in compliance with applicable laws and rules at all times. Data we accumulate in the collection process gets fed back into our credit assessment process in a closed loop. The average outstanding loan balance per post-loan servicing employee per year was RMB65.5 million, RMB60.4 million and RMB49.7 million (US$7.0 million) in 2021, 2022 and 2023, respectively.

In line with common industry practice, we use third-party collection agencies to collect loans that are delinquent for more than 80 days. We regularly evaluate our agency partner companies based on their performance, service quality, experience in the industry and compliance with laws and regulations.

In addition to the collection efforts described above, we have an additional foreclosure procedure for our secured loans. Acting on behalf of the credit enhancement providers and our financing guarantee subsidiary, we first repossess the collateral using our local collection team, supported by third-party local collection agencies as necessary. We then assess the condition of the residential property, obtain third-party appraisal reports of its value and initiate the process to foreclose on the residential property. Upon foreclosure, we dispose of residential property via auction or consignment and use the proceeds to minimize or mitigate losses for the credit enhancement provider and our financing guarantee subsidiary.

Credit Risk Management

Credit risk is the risk that the borrowers of our loans default and do not repay, including due to a lack of intention to repay or a lack of ability to repay. Credit risk is borne by one or more of the funding partner, the credit enhancement provider and our own licensed financing guarantee subsidiary, in different combinations and different proportions depending on the loan. As of December 31, 2023, 58.2% of financing guarantees for the outstanding balance of loans enabled by us were provided by third-party credit enhancement providers. Under our 100% guarantee business model, our licensed financing guarantee subsidiary now provides a guarantee for each new loan transaction without the use of third-party credit enhancement. The ability to manage credit risk is thus of key importance in our business. We manage credit risk through anti-fraud assessment, credit assessment and loan servicing and collections.

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

The following table shows the DPD 30+ delinquency rates for general unsecured loans and secured loans as of December 31, 2021, 2022 and 2023.

	As of December 31,
DPD 30+ Delinquency Rates by Type of Loan	2021	2022	2023
General unsecured loans	2.6	5.2	7.7
Secured loans	0.8	2.6	4.4

Total	2.2	4.6	6.9

The core indicator for credit quality monitored by our management is DPD 90+. The following table presents the DPD 90+ delinquency rates for general unsecured loans and secured loans as of December 31, 2021, 2022 and 2023. We define the DPD 90+ delinquency rate as the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans. This table reflects all the loans we enable on a whole portfolio basis, not just the loans that are consolidated on our balance sheet. In addition, when a loan becomes 80 days past due and the funding provider is reimbursed by a credit enhancement provider, we still treat the loan as overdue for purposes of the DPD 90+ calculation, since the loan has not been repaid by the borrower. The credit enhancement provider acquires the creditor rights after reimbursing the funding provider and we continue to provide post-loan services to the credit enhancement provider.

	As of December 31,
DPD 90+ Delinquency Rates by Type of Loan	2021	2022	2023
General unsecured loans	1.5	3.0	4.6
Secured loans	0.4	1.2	2.6

Total	1.2	2.6	4.1

The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2023, on general unsecured loans that we have enabled. DPD 90+ delinquency rates by vintage is defined as the total balance of outstanding principal of a vintage for which any payment is over 90 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal and without taking into account charge-offs), divided by the total initial principal in such vintage. Months on book, or MOB, is the number of complete calendar months that have elapsed since the calendar month in which the loan was originated, measured at the end of each calendar month.

The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2023 on secured loans that we have enabled.

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

The following chart shows the flow rates in 2021, 2022 and 2023 for the general unsecured loans we have enabled.

The following chart shows the flow rates in 2021, 2022 and 2023 for the secured loans we have enabled.

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

Our Credit Enhancement Providers

Although we completed the transformation of our business to a 100% guarantee business model in the fourth quarter of 2023, under which our licensed financing guarantee subsidiary provides a guarantee for each new loan without third-party credit enhancement, the majority of financing guarantees for the outstanding balance of loans we enabled were still provided by third-party credit enhancement providers as of December 31, 2023.

Our credit enhancement providers include credit insurance companies and guarantee companies. We worked with seven credit insurance companies in 2023. We enabled them to extend credit enhancement for loans whose borrowers met their desired risk profile. Credit enhancement providers benefit from the same customer referral, risk analytics and loan servicing and collection services as our funding partners. The proportion of the outstanding balance of loans we enabled under the Puhui brand that was insured or guaranteed by third parties was 78.9%, 76.1% and 64.2% of the outstanding balance as of December 31, 2021, 2022 and 2023, respectively.

Ping An P&C provided credit enhancement on standard commercial arm’s-length terms for loans we enabled. Ping An P&C had provided credit enhancement on 52.5% of the outstanding balance of loans we had enabled under our Puhui brand as of December 31, 2023. For loans enabled by us and insured by Ping An P&C, we entered into agreements with terms of three years with Ping An P&C and each of the funding partners. These third-party credit enhancement providers provide credit guarantee insurance or guarantees on the loans we enabled and will repay the lenders if a loan becomes sufficiently delinquent. We are not aware of any instance where our credit enhancement providers have ever failed to fulfill their insurance or guarantee obligations. Our credit enhancement providers conducted their own evaluation of each borrower to determine whether they would provide insurance or guarantees while we helped our partners collect the necessary information.

All of our credit enhancement providers are regulated and inspected by the Chinese authorities and subject to detailed statutory and regulatory requirements. Insurance companies are regulated and inspected by the China Banking and Insurance Regulatory Commission. Pursuant to the regulations and rules regarding insurance companies issued by the China Banking and Insurance Regulatory Commission, the minimum registered capital of an insurance company is no less than RMB200 million and must be fully paid up in cash. For insurance companies engaged in credit guarantee insurance, the core solvency adequacy ratio at the end of the last two quarters must be no less than 75%, and the comprehensive solvency adequacy ratio must be no less than 150%. We engaged in a strict assessment process in selecting our credit enhancement providers. We assessed whether an insurer had a license from the China Banking and Insurance Regulatory Commission to provide credit insurance on three-year retail credit, whether it was able to meet the China Banking and Insurance Regulatory Commission’s stringent requirements for solvency ratios, concentration risks, leverage ratios, and liquidity stress tests under the Measures for Regulating the Credit Insurance and Guaranty Insurance issued by the China Banking and Insurance Regulatory Commission in May 2020, and whether it had the relevant experience, track record, and reputation within the industry. Our insurers were required to publicly file their quarterly solvency reports with the China Banking and Insurance Regulatory Commission, and we reviewed their public filings to verify that they remained in compliance with the requirements. Financing guarantee companies are regulated and inspected by the financial authorities of the local provincial or municipal government. Pursuant to the regulations and rules regarding financing guarantee companies, the minimum registered capital of a financing guarantee company is not less than RMB20 million and must be fully paid up in currency, and net assets must be no less than one-fifteenth of their total outstanding guaranteed amount.

We have established a highly automated claims process with our funding partners and credit enhancement providers. Once a loan becomes delinquent for 80 days, a notice of claim will be automatically sent to the third-party credit enhancement provider, if the third-party credit enhancement is involved. Normally this payment occurs without our participation and the timing of it does not affect our cash flow or cash position.

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

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in millions)
Amount of claims submitted	5,084	12,490	13,786
Amount of claims reimbursed	5,084	12,490	13,788

Other Services

We used to enable a variety of financial institutions including banks, trust companies, mutual fund companies, private investment fund management companies, asset management companies, securities companies and insurance companies to access investors for wealth management products. The wealth management products we enabled included asset management plans, mutual fund products, private investment fund products and trust products, among others. In 2023, we gradually ceased to enable new wealth management products, and we are currently maintaining the existing wealth management products until maturity.

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

Artificial Intelligence

Faster processor speeds, lower hardware costs, increasing sophisticated algorithms and the accumulation of high quality data have enabled us to adopt AI in more and more fields across our business. AI has helped us to reduce costs by increasing productivity and making decisions based on information that is too complex for a human to process. Our technology possesses leading artificial neural networks and by processing more examples from our over 18 years of through-cycle proprietary data, our neural network system evolves better and better over time. As a result we developed a deep learning model that could enable algorithms to powerfully analyze unstructured data for faster and cheaper credit scoring and quality loan assessments, precise marketing, custom-built intelligent customer service bots, pioneering regulatory compliance and various other business areas. Intelligent algorithms are able to spot anomalies and fraudulent information in a matter of seconds. The more we apply AI the more new use cases we find for it.

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

In 2020, we also introduced pioneering regulatory technology which focuses on making regulatory compliance more efficient and native to our core processes. The system uses natural language processing to cope with new regulations. To comply with these regulations, we apply AI-powered data analysis to build integrated risk and reporting systems. AI helps tackle regulatory quality issues, increasing the value of data to the authorities.

Data Science

Data technology is extensively used in the entire aspects of our operations, including KYC, KYP, anti-fraud and credit assessment, targeted marketing, product design and customer experience. We have invested significant resources in building up a petabyte-scale data platform, which covers a wide range of information pertinent to a customer’s profile and creditworthiness from a holistic perspective, particularly financial data that are more indicative of our customer’s financial strength and creditworthiness. We have accumulated over 18 years of through-cycle credit data, supplemented by Ping An ecosystem analytics and insights and access to enterprise data through external data providers, and our data-mining capabilities enable us to convert the originally unstructured data into structured data using deep learning and artificial intelligence techniques.

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

Research and Development

Since our inception, we have cultivated a culture of innovation and invested significantly in technology. We have a team of over 500 engineers and data analysts who have extensive working experience in China’s internet and financial institution industries. Benefiting from the diversified background and expertise of our technology team, we have built our system infrastructure, which is reputable in both the internet and financial institutions industries.

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

We regard our patents, copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on patent, copyright, trademark, and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2023, we had registered 661 patents and 286 software copyrights and art work copyrights in the PRC and other jurisdictions. We had 32 registered domain names and 1,068 registered trademarks in the PRC and other jurisdictions as of the same date.

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

We are not aware of any material intellectual property right infringement claims or litigation initiated by others against us, nor do we have any such claims or litigation outstanding against others. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not be able to prevent others from making unauthorized use of our intellectual property, which could harm our business and competitive position” and “—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Seasonality

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence our operations. For example, our operational performance tends to be weaker in the last quarter of each year, primarily attributable to shorter operating hours due to public holidays and year-end evaluation activities. Also, we typically experience higher expenses in the last quarter of each year due to settlements of annual costs with third-party service providers. However, seasonality generally does not have a major effect on our financial results.

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

We consider our insurance coverage to be adequate as we have in place all the mandatory insurance policies required by the PRC laws and regulations and in accordance with the commercial practices in our industry. However, our insurance policies are subject to standard deductibles, exclusions and limitations. As a result, our insurance policies may not be able to cover all of our losses and we cannot provide any assurance that we will not incur losses or suffer claims beyond the limits of, or outside the coverage of, our insurance policies. For details of risks relating to our insurance coverage, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

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

Regulations Relating to Foreign Investment

The establishment, operation and management of corporate entities in the PRC, including foreign-invested companies, are subject to the Company Law, which was issued by the Standing Committee of the National People’s Congress and was last amended on December 29, 2023. Unless otherwise provided in the PRC’s foreign investment laws, the provisions of the Company Law shall prevail.

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalog of Industries in which Foreign Investment is Encouraged (2022 edition) and the Special Administrative Measures for Foreign Investment Access (Negative List 2021), which we refer to as the 2021 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2021 Negative List. Industries not listed in the 2021 Negative List are generally open to foreign investments unless specifically restricted by other applicable Chinese regulations. Under the 2021 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%.

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

The Foreign Investment Law mainly stipulates four forms of foreign investments: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within the PRC; (b) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within the PRC; (c) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (d) foreign investors invest in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council. It does not mention the concept and regulatory regime of consolidated affiliated entities structures and uncertainties still exist with regards to its interpretation and implementation.

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

On December 26, 2019, the State Council promulgated the Implementation Regulations for the Foreign Investment Law, effective January 1, 2020. The Implementation Regulations for the Foreign Investment Law emphasizes the promotion of foreign investment, refined specific measures, and also replaced various previous laws and regulations. On December 26, 2019, the Supreme People’s Court issued an Interpretation on Several Issues Concerning the Application of the Foreign Investment law of the PRC, which also came into effect on January 1, 2020. The interpretation applies to any contractual dispute arising from the acquisition of rights and interests by a foreign investor through gift, division of property, merger of enterprises, division of enterprises, etc. On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation jointly issued the Measures on Reporting of Foreign Investment Information, which replaced the existing filing and approval procedures regarding the establishment and change of foreign-invested companies. On December 31, 2019, the Ministry of Commerce issued the Announcement on Matters Relating to Foreign Investment Information Reporting which emphasized the information reporting requirements provided by the Measures on Reporting of Foreign Investment Information, and stipulated the forms for information reporting.

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

On July 3, 2017, the Ministry of Industry and Information Technology issued the Administrative Measures for Telecommunications Business Operating Permit, which took effect on September 1, 2017. The measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses. Operators are required to submit an application within the prescribed period to the original permit-issuing authority with respect to changes in the business scope or the operating entity resulting from shareholder changes or the merger and division of the company as prescribed under regulations.

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

Regulations on Internet Information Services

The Administrative Measures on Internet Information Services, which were issued by the State Council in 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. Pursuant to these measures, “internet information services” are defined as services that provide information to online users through the internet. These measures require internet information services operators to obtain an ICP license from the government authorities before engaging in any commercial internet information services operations in China. Internet information services operators operating non-commercial internet information services are required to complete the filing procedures.

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

Regulations on Mobile Internet Application Information Services

On June 28, 2016, the Cyberspace Administration of China issued the Administrative Provisions on Mobile Internet Application Information Services, which was amended on June 14, 2022 and became effective on August 1, 2022. The amended provisions clarify the requirements regarding the provision of application information services and application distribution services in China. The amended provisions also outline the requirements for application providers, which include, among other things, (i) verifying user identity information; (ii) obtaining an internet news and information services license or other administrative licenses for information services; and (iii) establishing a mechanism for examining the content of the information. In particular, the amended provisions stipulate the obligations regarding cyber security, data security and personal information protection, emphasizing the necessity for personal information collection and the fact that users shall not be denied the use of the basic function services of certain applications merely on account of their refusal to provide unnecessary personal information. The amended provisions also set out the requirements for application distribution platforms, which include, among other things, (i) filing the required information with the local network information administration authority within 30 days from the time the platform has become operational; and (ii) establishing classification management systems. If the applications violate the amended provisions, laws and regulations, and service agreements, the application distribution platform shall take such measures as giving warnings, suspension of services, removal of the application from the platform, etc. It shall also keep records and report the breach to competent authorities.

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

The Ministry of Industry and Information Technology issued the Notice on the Further Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests on July 22, 2020. The notice requires that certain conducts of app service providers should be inspected, including, among other things (i) collecting personal information without the user’s consent, collecting or using personal information beyond the necessary scope of providing services, and forcing users to receive advertisements; (ii) requesting user’s permission in a compulsory and frequent manner, or frequently launching third-parties apps; and (iii) deceiving and misleading users into downloading apps or providing personal information. The notice also set forth that the period for the regulatory specific inspection on apps and that the Ministry of Industry and Information Technology will order the non-compliant entities to modify their business within five business days, or otherwise to make public announcement to remove the apps from the app stores and impose other administrative penalties.

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

On July 20, 2020, the Supreme People’s Court and the National Development and Reform Commission jointly released the Opinions on Providing Judicial Services and Safeguards for Accelerating the Improvement of the Socialist Market Economic System for the New Era. The opinions set out that if the interest and fees, including compound interest, penalty interest and liquid damages, claimed by one party to the loan contract exceed the upper limit under judicial protection, the claim will not be supported by the court, and if the parties to the loan disguise the financing cost in an attempt to circumvent the upper limit, the rights and obligations of all parties to the loan will be determined by the actual loan relationship.

The Supreme People’s Court amended the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases on August 20, 2020, and then again on January 1, 2021. Under these amendments, if the service fees or other fees that we charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), then in the event that the sum of the annualized interest that lenders charge and fees we and our business partners charge exceed four times the one-year Loan Prime Rate at the time of the establishment of the agreement, the borrower may refuse to pay the portion that exceeds the limit. In that case, PRC courts will not uphold our request to demand the payment of fees that exceed the limit from the borrower. If the borrower has already paid the fees that exceed the limit, the borrower may request that we refund the portion exceeding the limit and the PRC courts may uphold such requests. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center. These new limits replace the upper limits on interest rates of 24% and 36% described above. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the portion of the total exceeding the limit shall not be supported by the people’s court. The new limits apply to new first-instance cases of private lending disputes accepted by the people’s court after August 20, 2020. As to the cases in which the loan contract was established before August 20, 2020, if the lender requests that the court apply the old limits of 24% and 36% for calculating the loan interest accrued from the establishment of the loan contracts up to August 19, 2020, such request will be supported by the court, but the loan interest accrued from August 20, 2020 to the date of the loan repayment shall be calculated by applying the new limit of four times the one-year Loan Prime Rate at the time of the filing of the lawsuit. On December 29, 2020, the Supreme People’s Court also issued the Reply Regarding the Scope of Application of the New Private Lending Judicial Interpretation, which provides that the two amendments are not applicable to disputes arising from the financial business of microloan companies, financing guarantee companies, and five other types of local financial organizations which are regulated by local financial authorities.

The Notice on Regulating and Cleaning up the Cash Loan Business, or Circular 141, introduces the regulation guidance on cash loan businesses, including online micro-lending companies, peer-to-peer lending platforms and banking financial institutions. According to Circular 141, activities relating to offerings of cash loans are subject to regulatory inspections and rectifications to prohibit excessive lending and repeated grant of credits to individual borrowers, collection of abnormally high interest rates, and violations against privacy protection. Circular 141 provides further requirements regarding banking financial institution’s participation in cash loan businesses, including the qualifications of the third party institutions cooperating with banking financial institutions, each party’s responsibilities in the cooperation and the fee charging arrangement. Circular 141 also provides that institutions or third-party agencies shall not conduct loan collection by means of violence, intimidation, insult, defamation, harassment or other illegal methods. In case of violation, the authorities, depending on the severity of the circumstances, may suspend such entity’s business, order rectification, reprimand such entity, reject its filing procedures, or terminate its business qualification. In addition, the authorities may order any website or platform operator to suspend its business, if such website or platform operator helped the entity to conduct business in violation of laws or regulations.

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

On July 12, 2020, the Interim Measures for the Administration of Online Loans by Commercial Banks came into effect. While they apply to commercial banks and by analogy to consumer finance companies and auto finance companies directly, they also require them to strengthen loan cooperation management, which would affect the institutions cooperating with them to develop internet loan businesses, and their existing business models. Pursuant to these interim measures, commercial banks shall evaluate their cooperation agencies and implement list management. Commercial banks shall not accept direct and disguised credit enhancement services from unqualified cooperation agencies. The interim measures also provide that, except for cooperating institutions that jointly provide loans, commercial banks shall not entrust the cooperating institutions to perform key operations, such as loan issuance, loan principal and interest recovery, and stopping of loan payment. Pursuant to the interim measures, commercial banks shall independently carry out risk assessment and credit approval for the loans they fund, and take primary responsibility for post-loan management. Commercial banks shall not entrust third-party institutions with records of violent collection or other illegal records to collect loans. The China Banking and Insurance Regulatory Commission and its local branches shall evaluate the reports and materials submitted by commercial banks, and key assessment factors include independent control of credit approval procedures, contract signing and other core risk management procedures of commercial banks.

On February 19, 2021, the China Banking and Insurance Regulatory Commission further issued the Notice of Further Regulating Online Loan Business of Commercial Banks, also known as Circular 24, supplementary to the Interim Measures for the Administration of Online Loans by Commercial Banks. Circular 24 reiterates that commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the key procedures of loan management. In addition, Circular 24 provides that, when a commercial bank and its joint lending partner jointly contribute funds to issue online loans, the funding contribution percentage of its joint lending partner shall not be less than 30%, a bank’s proprietary loan balance under the joint lending partnership with a single partner should be no higher than 25% of its net tier-1 capital, and its proprietary loan balance under the joint lending partnership with all partners should not exceed 50% of its total outstanding loans. Moreover, regional commercial banks are prohibited from engaging in an online loan business outside the region of their registration, which are known as “cross-regional operations.” In addition, under Circular 24, the China Banking and Insurance Regulatory Commission and its local offices shall, under the principle of “one policy for one bank and smooth transition,” urge commercial banks to rectify their non-compliant online loan business. The China Banking and Insurance Regulatory Commission and its local offices may, at their discretion, impose more stringent regulatory requirements for the fund contribution percentage of joint lending partners, concentration level of joint-lending partners and total amount limit of online loans under the joint-lending model on the basis of the provisions captioned aforehand under Circular 24. Finally, it is also provided that Circular 24 will also apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. Circular 24 clarified that the requirements on the fund contribution percentage of a joint lending partner and the restraints for regional commercial banks from cross-regional operations to enact from January 1, 2022. Any legacy businesses shall be settled naturally.

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

Regulations on Financing Guarantee Companies

The Tentative Measures for the Administration of Financing Guarantee Companies were jointly promulgated by the China Banking Regulatory Commission, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, and the State Administration for Market Regulation on March 8, 2010, which stipulates the registered capital, business scope, operating rules, risk control and supervision of financing guarantee companies, and also require that (i) the outstanding balance of financing guarantee liabilities of a financing guarantee company shall not exceed 10 times of that company’s net assets, though the upper limit can be raised to 15 times for a financing guarantee company that mainly provides services to small and micro enterprises, the agriculture sector, rural villages and farmers, (ii) the balance amount of outstanding guarantee liabilities of a financing guarantee company for a single guaranteed party shall not exceed 10% of that company’s net assets, and (iii) the balance amount of outstanding guarantee liabilities of a financing guarantee company for a single guaranteed party and its affiliated parties shall not exceed 15% of that company’s net assets. On November 25, 2010, the China Banking Regulatory Commission issued the Notice on Issuing the Guidelines for the Corporate Governance of Financing Guarantee Companies, which was the basis for the Supervision and evaluation of the corporate governance of financing guarantee companies. According to the Notice, the directors, supervisors and senior managers of financing guarantee companies shall have the risk awareness of prudent operation, corresponding business skills and practical experiences. The State Council released the Regulation on Financing Guarantee Companies, effective October 1, 2017, to further clarify various regulatory indicators. “Financing guarantee” shall refer to the activities where a guarantor provides a guarantee for debt financing such as borrowings or debentures of a debtor. The regulatory authorities determined by the provincial level of governments shall be responsible for the supervision and administration of financing guarantee companies of its region. The establishment of a financing guarantee company shall be subject to the approval of the regulatory department and certain conditions. According to such regulation, any entity without a qualified license to engage in the financing guarantee business will be ordered to suspend its operations and be subject to a fine between RMB0.5 million and RMB1.0 million, and its relevant illegal income will be confiscated accordingly. In addition, if the outstanding balance of financing guarantee liabilities of the financing guarantee company does not meet the requirements pursuant to the aforementioned rules, it will be ordered to make timely rectification. If the company fails to make rectification in a timely manner, a fine of between RMB100,000 and RMB500,000 will be imposed, and the illegal income will be confiscated. Such a company may be ordered to suspend its business for rectification, and, under serious circumstances, its license for financing guarantee business may be revoked.

The Notice on Issuing Four Supporting Systems for the Regulations on the Supervision and Administration of Financing Guarantee Companies was jointly promulgated by the China Banking and Insurance Regulatory Commission, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Agriculture and Rural Affairs, the People’s Bank of China and the State Administration for Market Regulation on April 2, 2018 and amended on June 21, 2021, which includes the Administrative Measures on Financing Guarantee Business Permits, the Measures on the Measurement of the Balance of Financing Guarantee Liability, the Administrative Measures on the Asset Proportions of Financing Guarantee Companies and the Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies. The Administrative Measures on Financing Guarantee Business Permits clarify the definition of the operating license of financing guarantee business, the conditions and procedures for the issuance, renewal, revocation or cancelation of the operating license of financing guarantee business, and the information to be specified and recorded on the license. The Measures on the Measurement of the Balance of Financing Guarantee Liability provide the definition of the balance of financing guarantee liability and certain upper limits for the scale of loan guarantee business or the balance of financing guarantee liabilities for a financing guarantee company. The Administration Measures on the Asset Proportions of Financing Guarantee Companies categorize the main assets of financing guarantee companies into three levels and set up specific requirements for each level. Among other things, the sum of the Level I and Level II financial assets of a financing guarantee company is required to be no less than 70% of such financing guarantee company’s total assets less qualified receivables. The ratio for Ping An Puhui Financing Guarantee Co., Ltd was 75.1% as of December 31, 2023. The Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies require that, neither the bank nor the guarantee company may collect any fees, other than the fees as stated in the cooperation agreement or the guarantee contract, for any reason or in any form during their cooperation. Furthermore, banks and guarantee companies may separately accept clients’ applications and recommend clients to each other.

On October 9, 2019, the Notice on the Promulgation of Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies was jointly promulgated by the China Banking and Insurance Regulatory Commission, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, the Ministry of Housing and Urban-Rural Development, the Ministry of Agriculture and Rural Affairs, and the State Administration for Market Regulation, which was amended on June 21, 2021. This notice requires that all local regulatory authorities shall conduct a comprehensive investigation to supervise if the entities engaging in financing guarantee businesses have been licensed or not. For companies engaging in financing guarantee business without the financing guarantee business operation license, the authorities may order them to close down the financing guarantee business.

On July 14, 2020, the Guidelines for Off-site Supervision of Financing Guarantee Companies was issued by the China Banking and Insurance Regulatory Commission, effective on September 1, 2020, which provide the guidelines for the competent regulatory authorities to continually analyze and evaluate the risk of financing guarantee companies and the financing guarantee industry, by way of collecting report data and other internal and external data of the financing guarantee companies and carrying out corresponding measures.

On December 31, 2021, the People’s Bank of China published the Regulations on the Local Financial Supervision and Administration (Draft for Comments), which requires that, among other things, (i) six types of financial organizations, including financing guarantee companies, are deemed as local financial organizations, and the incorporation of local financial organizations should be approved by the competent provincial regulatory authorities before they apply for the business licenses, (ii) local financial organizations are required to operate their business within the area approved by the competent provincial regulatory authorities and in principle are not allowed to conduct business across provinces, and (iii) the rules for cross-province business carried out by local financial organizations should be formulated by the State Council or by the financial regulatory department of the State Council as authorized by the State Council. The financial regulatory department of the State Council will specify a transition period for local financial organizations that have carried out businesses across provinces to maintain compliance. Notwithstanding the foregoing, pursuant to the currently effective regulations, a financing guarantee company may establish a branch to conduct financing guarantee business outside the province where it is domiciled with a prior approval from the regulatory department where the branch is located.

Ping An Puhui Financing Guarantee Co., Ltd., one of our subsidiaries registered in Jiangsu Province, holds a financing guarantee business permit issued by Jiangsu Provincial Bureau of Local Financial Supervision and Administration in May 2022 and has been approved by Jiangsu Provincial Bureau of Local Financial Supervision and Administration in October 2022 to absorb our financing guarantee subsidiary in Tianjin City, Pingan Financing Guarantee (Tianjin) Co., Ltd. As of the date of this annual report, this absorption has completed.

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

Regulations Relating to Consumer Finance Companies

The Administrative Measures for the Pilot Scheme of Consumer Finance Companies, issued by the China Banking Regulatory Commission in 2013 and effective on January 1, 2014, stipulates the conditions for the investor of the consumer finance company, its business scope, and operating rules. The Measures for the Implementation of Administrative Licensing Matters for Non-Banking Financial Institutions, issued in 2015 and most recently amended on October 9, 2023, further stipulates the establishment of shareholder qualifications and other matters. On March 18, 2024, the National Financial Regulatory Administration issued the Administrative Measures for Consumer Finance Companies, replacing the previous Pilot Scheme. These measures took effect on April 18, 2024. The key revisions involve raising entry standards by increasing asset, operating income, and minimum shareholding requirements for major shareholders. Moreover, they enhance business supervision by categorizing basic and special business scopes, eliminating non-core businesses, and implementing stricter oversight. Additionally, corporate governance sees improvements with the full implementation of relevant regulatory requirements, and clarification of shareholder obligations, compensation management, and related-party transactions. Furthermore, the measures aim to reinforce risk management by specifying regulatory requirements for credit, liquidity, operational, and information technology risks.

With the approval of the National Financial Regulatory Administration, which is the successor to the China Banking Regulatory Commission and the China Banking and Insurance Regulatory Commission, consumer finance companies may conduct some or all of the following Renminbi-denominated businesses: (i) disbursing consumer loans to individuals; (ii) accepting deposits from shareholders and their domestic subsidiaries, parent companies of shareholder groups, and their domestic subsidiaries; (iii) obtaining loans from financial institutions in China; (iv) obtaining loans from overseas financial institutions that are shareholders of the company; (v) issuing non-capital bonds; (vi) engaging in interbank borrowings; (vii) providing advisory and agency services related to consumer finance, and any other activities approved by the National Financial Regulatory Administration. The establishment, change, termination of a consumer finance company, and administrative licensing procedures for approval of appointment qualifications of directors and senior management personnel shall comply with the provisions of the National Financial Regulatory Administration.

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

Circular 141 requires the regulatory authorities to suspend the approval of the establishment of online microloan companies and the approval of any microloan business across provinces. Circular 141 also specifies that online microloan companies shall not provide campus loans, shall suspend the funding of online microloans with no specific scenario or no designated purpose, and gradually reduce the outstanding amount of such loans and take rectification measures. Furthermore, according to Circular 141, microloan companies that have exceeded the required threshold of certain caps or ratios shall stipulate plans to reduce the business scale and comply with the threshold within a time limitation. In case of violation, the authorities, depending on the severity of the circumstances, may suspend such microloan company’s business, order rectification, reprimand such company, reject its filing procedures, or terminate its business qualification. In addition, the authorities may order any website or platform operator to suspend its business, if such website or platform operator helped the entity to conduct business in violation of laws or regulations.

The Notice on Specific Rectification Implementation Measures for Risk of Online Microloan Businesses of Microloan Companies, which was issued on December 8, 2017, defines “online microloans” as microloans provided through the internet by online microloan companies controlled by internet companies. The features of online microloans include borrower acquisition, credit assessment based on the online information collected from business operation and internet consumption, as well as loan application, approval and funding made through online procedures. It aims to investigate the legal compliance of microloan business carried out by microloan companies through the internet, and focus on remediation of microloan companies without the qualification of online lending operation or lending business. There are 11 key areas of investigation and renovation: (i) strict management of the authority of examination and approval; (ii) re-examination of the online microloan management qualifications; (iii) equity management; (iv) on-balance sheet financing; (v) asset securitization and other financing; (vi) integrated actual interest rate; (vii) the behavior of loan management and collection; (viii) the scope of the loan; (ix) business cooperation; (x) information security; and (xi) illegal operation.

In addition, consistent with the Guidance on the Guiding Opinions on the Pilot Operation of Microloan Companies and Circular 141, the above notice emphasize several aspects where inspection and rectification measures must be carried out for the online microloans industry, which include (i) the microloan companies shall be approved by the local authorities in accordance with the applicable regulations promulgated by the State Council, and the approved online microloan companies in violation of any regulatory requirements shall be re-examined; (ii) qualification requirements to conduct online microloan business (including the qualification of shareholders, sources of borrowers, internet scenario and the digital risk-management technology); (iii) whether the “integrated actual interest rate” (namely the ratio of the aggregated borrowing costs charged to borrowers in the form of interest and various fees to the principal of loans) are annualized and subject to the limit on interest rate of private lending set forth in the private lending judicial interpretations issued by the Supreme People’s Court and, whether any interest, handling fee, management fee or deposit are deducted from the principal of loans provided to the borrowers in advance; (iv) whether microloan companies cooperate with internet platforms without relevant website registration or telecommunication business licenses to offer microloans and whether microloan companies cooperate with institutions with no lending qualification to offer loans or provide funds to such institutions for them to offer loans, and with respect to the loan business conducted in cooperation with third-party institutions, whether the online microloan companies outsource their core business (including the credit assessment and risk control), or accept any credit enhancement services provided by any third-party institutions with no guarantee qualification; or whether any applicable third-party institution collects any interest or fees from the borrowers; and (v) whether entities that conduct online microloans business have obtained approvals or licenses for their lending business. It also sets forth that all related institutions shall be subject to inspection and investigation before the end of January 2018. Depending on the results, different measures will be taken on the institutions that need rectification before the end of March 2018, including: (i) for institutions that hold online microloan licenses but do not meet the qualification requirements to conduct online microloan business, their online microloan licenses shall be revoked and such institutions will be prohibited from conducting loan business outside the administrative jurisdiction of their respective approved authorities; and (ii) for institutions holding online microloan licenses that meet the qualification requirements to conduct online microloan business but were found not in compliance with other requirements, such as the requirements on the integrated actual interest rate, the scope of loans and cooperation with third-party institutions, such institutions shall take rectification measures within a certain period specified by the local authorities, and in the event that the rectification measures do not meet the local authorities’ requirements, such institutions shall be subject to several sanctions, including revocation of their online microloan licenses and to cease their business operations.

On September 7, 2020, the China Banking and Insurance Regulatory Commission issued the Notice on Strengthening the Supervision and Management of Microloan Companies. This notice aims to regulate the operation of microloan companies, prevent and resolve risks, promote the healthy growth of the microloan industry. It stipulates the following requirements with respect to the microloan companies, including without limitation: (i) the financing balance of the microloan company funding by bank loans, shareholder loans and other nonstandard financing instruments shall not exceed such company’s net assets; (ii) the financing balance of the microloan company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets; (iii) the balance of loans offered to one borrower shall not exceed 10% of the net assets of the microloan company, and the balance of loans offered to one borrower and such borrower’s related parties shall not exceed 15% of the net assets of the microloan company; (iv) microloan companies are prohibited from upfront deduction of interest, commission fees, management fees or deposits from the principal of the loans before they are released to the borrowers, and if microloan companies has deducted any upfront fees in violation of rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interest and fees deducted, and the loan’s interest rate shall be calculated accordingly; (v) microloan companies shall conduct business in the administrative area at the county level where the company is domiciled in principle, except as otherwise provided for the operation of online microloan business; and (vi) the microloan companies and third-party loan collection agencies entrusted shall not collect loans by violence, threats of violence, or other ways that intentionally cause harm, infringe personal freedom, illegally occupy property, or interfere with day-to-day life through insulting, slandering, harassing, or disseminating private personal information, or other illegal methods. The local financial regulatory authorities may further lower the ratio caps in (i) and (ii) in accordance with regulatory requirements.

On November 2, 2020, the China Banking and Insurance Regulatory Commission, the People’s Bank of China and other regulatory authorities released a consultation draft of the Interim Measures for the Administration of Online Microloan Business, which states that a microloan company must obtain the official approval of the China Banking and Insurance Regulatory Commission to conduct online micro lending businesses outside the province where it is registered. In addition, the draft provides the statutory qualified requirements for an online microloan company, covering such things as registered capital, controlling shareholders, and use of the internet platform to engage in an online microloan business.

We used to have three microloan subsidiaries to provide loans in a small number of cases from our own funds. In response to the above consultation draft, we have ceased to use our microloan subsidiaries to fund any new loans since December 2020. We canceled the microloan business license held by our Shenzhen and Hunan microloan subsidiaries in May 2022 and April 2022. We completed the de-registration of our Hunan microloan subsidiary at the local Administration of Market Regulation in December 2022. As of the date of this annual report, our Shenzhen microloan subsidiary has ceased its business operations and is in the process of de-registration. Our application to change the business scope of our Chongqing microloan subsidiary to offline microloans has been approved. As a result, our Chongqing microloan subsidiary may only conduct an offline microloan business in the future.

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

Regulations Relating to Internet Finance

On July 18, 2015, ten PRC regulatory agencies, including the People’s Bank of China, the Ministry of Industry and Information Technology, the China Banking Regulatory Commission, and other government authorities, promulgated the Guidelines on Promoting the Sound Development of Internet Finance. These guidelines define the internet finance as a new financial business model whereby traditional financial institutions and internet enterprises use internet technology and information and communications technology to provide loans, payments, investments and information intermediary services.

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

The Office of the Leading Group of Special Rectification of Internet Financial Risks issued the Notice on Intensifying the Corrective Action on Asset Management Business through the Internet and Conducting Acceptance Work on March 28, 2018. Under this notice, non-financial institutions are not allowed to issue or sell asset management products, except as otherwise stipulated. An asset management business conducted through the internet is subject to the oversight of financial regulatory authorities and the relevant licensing requirements. Any public issuance or sale of asset management products through the internet would be deemed as a financing business and the relevant asset management approvals, licenses or permits are required to conduct such business. Any entities, including internet asset management platforms, are not allowed to publicly raise funds through “targeted commissioning plans,” “targeted-source financing plans,” “wealth management plans,” “asset management plans,” “transfers of right of earnings” or similar products, or to act as an agent for any type of trading exchanges to sell asset management products without permission.

Regulations Relating to Internet Advertising

The main regulations governing internet advertising include the Advertising Law of the PRC, which was recently amended on April 29, 2021, and the Interim Measures for Administration of Internet Advertising, which were issued by the State Administration for Market Regulation in 2016. Pursuant to these regulations, internet advertisers are responsible for the authenticity of the content of advertisements. The identity, administrative license, cited information and other certificates that advertisers are required to obtain in publishing internet advertisements shall be true and valid. Internet advertisements shall be distinguishable and prominently marked as “advertisements” in order to enable consumers to identify them as advertisements. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission. The Internet Advertising Measures also impose several restrictions on the forms of advertisements and activities used in advertising. “Internet advertising” refers to commercial advertisements that directly or indirectly promote goods or services through websites, web pages, internet applications or other internet media in various forms, including texts, pictures, audio clips and videos. Furthermore, on February 25, 2023, the State Administration for Market Regulation published the Measures for Administration of Internet Advertising, which became effective on May 1, 2023 and replaced the Interim Measures for Administration of Internet Advertising. The new measures generally retain the requirements of the interim measures, while incorporating the following major modifications: (i) clarifying the respective responsibilities of advertising publishers, internet information service providers and advertising operators; (ii) introducing rules targeting new types of advertisements including those published through smart home appliances and live webcast; and (iii) further prohibiting disguised publication of advertisements.

On December 31, 2021, the People’s Bank of China, the Ministry of Industry and Information Technology, the China Banking and Insurance Regulatory Commission, the CSRC, the Cyberspace Administration of China, SAFE and the State Intellectual Property Office jointly issued the Measures for Administration of Online Marketing of Financial Products (Draft for Comments), which regulate financial institutions and internet platform operators entrusted by such financial institutions to carry out internet marketing activities of financial products. Pursuant to these draft measures, financial institutions may not entrust any other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft measures also prohibit third-party online platform operators from participating in the sale of financial products in a disguised way without the approval of financial regulatory authorities, including but not limited to interactive consultation with consumers on financial products, suitability evaluation of consumers of financial products, signing of sale contracts, transfer of funds and participation in the income sharing of financial business by setting various charging mechanisms linked to the loan scale and interest scale. Private equity fund management institutions, credit rating agencies, and local financial organizations approved by local financial regulatory authorities, like our financing guarantee subsidiary shall also apply to this measures by reference when conducting internet marketing activities of financial products as financial institutions.

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

According to the Announcement of the Instructions regarding the Safety Assessment Clauses of the Regulations on the Management of Blockchain Information Services issued by the Cyberspace Administration of China on August 9, 2019, enterprises conducting blockchain information services are required to carry out safety assessment measures, such as entrusting qualified assessment agencies to conduct safety assessments or conducting self-assessment of safety risks on blockchain information services, and such enterprises are required to submit the assessment reports to the authorities.

Regulations Relating to the Protection of Consumers Rights and Interests

The Consumers Rights and Interests Protection Law of the PRC, which was released by the Standing Committee of the National People’s Congress and last amended on October 25, 2013, provides the general regulatory principles and rules regarding consumers rights and interests protection in the PRC. According to the Consumers Rights and Interests Protection Law of the PRC, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The Regulations on the Implementation of the Consumers Rights and Interests Protection Law of the PRC, which was issued on March 15, 2024 and will come into effect on July 1, 2024, further specify the obligations of operators concerning consumer safety, product quality, and transparent pricing. These regulations particularly emphasize rules for online transactions and prepaid services. Pursuant to the Measures for Penalties for Infringement of Consumer Rights and Interests, which was issued by the State Administration for Market Regulation on March 15, 2015 and amended on October 23, 2020, where business operators use standard terms, notices, statements, shop bulletins, etc. in providing goods or services for consumers, business operators shall not coerce or coerce in disguised forms consumers to purchase and use goods or services provided by them or by their designated operators, and they shall not refuse to provide the corresponding goods or services to consumers who reject their unreasonable conditions, or raise fee rates for such consumers. On November 4, 2015, the General Office of the State Council issued the Guiding Opinions on Strengthening the Protection of Financial Consumers’ Rights and Interests, which stipulated that financial management departments shall, according to the requirements of the state on the development of inclusive finance, expand the coverage of inclusive finance and improve the permeability. Financial institutions shall attach importance to the diversity and difference of the needs of financial consumers, and actively support underdeveloped areas and low-income groups in having access to necessary and timely basic financial products and services.

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

On December 26, 2022, the China Banking and Insurance Regulatory Commission issued the Administrative Measures for the Protection of Consumers’ Rights and Interests by Banking and Insurance Institutions, which came into effect on March 1, 2023. It requires banking and insurance institutions to establish and improve systems and mechanisms for the protection of consumer’s rights and interests, including mechanisms for review, disclosure, consumer appropriateness management, traceability of sales practices, protection of consumers’ information, list-based management of the partners, complaint handling, diversified resolution of conflicts and disputes, internal training, internal assessment and internal audit. It also lists the following consumers’ rights that the banking and insurance institutions shall protect: (i) right to know; (ii) right to choices on their own; (iii) right to a fair transaction; (iv) right to property safety; (v) right to lawful claim; (vi) right to education; (vii) right to respect; and (viii) right to information security. Further, the China Banking and Insurance Regulatory Commission and its local offices may take regulatory measures against the institutions if any problem regarding consumer protection was inspected, and may impose administrative punishment in case of violation of the administrative measures.

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

On September 27, 2021, the People’s Bank of China issued the provisions of Administrative Measures on Credit Investigation, effective on January 1, 2022. These measures define “credit information” to include “basic information, borrowing and lending information and other information collected pursuant to the law to provide services for financial and other activities for identifying and judging the credit standing of businesses and individuals, as well as analysis and evaluation formed based on the aforesaid information.” They apply to entities that carry out credit investigation business and “activities relating to credit investigation business” in China. Separately, entities providing “services with credit investigation function” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair and other services” are also subject to these measures. These measures require that whoever engages in personal credit investigation business shall obtain permit from the People’s Bank of China’s personal credit investigation agency and whoever engages in enterprise credit investigation business shall complete filing formalities pursuant to the law; and whoever engages in credit rating business shall complete filings as a credit rating agency pursuant to the law.

On July 7, 2021, the Credit Information System Bureau of People’s Bank of China further issued a notice relating to disconnecting direct connection to 13 internet platforms, including us, requiring the internet platforms to achieve a complete “disconnected direct connection” in terms of personal information with financial institutions, meaning that the direct flow of personal information from internet platforms that collect such information to financial institutions is prohibited. Under our core retail credit and enablement business model, we directly share data relating to potential borrowers with our institutional partners by our financing guarantee subsidiary. Pursuant to the Administrative Measures on Credit Investigation and the notice relating to disconnecting direct connection, the abovementioned operations may be deemed to be engaging in credit investigation business. However, based on our communication with the regulatory authorities during the rectification that followed the April 29, 2021 regulatory interview and considering that the Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies stipulate that banks and guarantee companies may separately accept clients’ applications and recommend clients to each other, the above data sharing by our financing guarantee subsidiary, as recognized by the regulatory authorities during the rectification that followed the April 29, 2021 regulatory interview, does not fall into the scope of credit investigation business of a credit investigation institution under the provisions of the Administrative Measures on Credit Investigation and is not within the application of the notice relating to disconnecting direct connection. Therefore, no further adjustment for our data sharing model is required as of the date of this annual report.

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

Furthermore, the Guidelines on Promoting the Sound Development of Internet Finance require internet financial actors to comply with certain anti-money laundering requirements, including taking measures to recognize the identity of customers, monitoring and reporting of suspicious transactions, preservation of customer information and transaction records, and provision of assistance to the public security department and judicial authority in investigations and proceedings concerning anti-money laundering matters.

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

Regulations on Anti-Monopoly Matters Related to Internet Platform Companies

The PRC Anti-Monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that has or may have the effect of eliminating or restricting competition. Moreover, the Standing Committee of the National People’s Congress revised the PRC Anti-Monopoly Law in June 2022, effective August 1, 2022, which requires that operators may not use data and algorithms, technology, capital advantages and platform rules to engage in monopolistic behaviors prohibited by this law. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector. The guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, tying or attaching unreasonable trading conditions, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. The Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, issued by the State Administration for Market Regulation on March 10, 2023, further prevent and prohibit the abuse of dominant market positions.

Regulations Relating to Information Security and Privacy Protection

Regulations on Information Security

In recent years, PRC governmental authorities have enacted laws and regulations with respect to internet information security and protection of personal information from abuse or unauthorized disclosure. Pursuant to the Decision on the Maintenance of Internet Security issued by the Standing Committee of the National People’s Congress in 2000 and amended on August 27, 2009, persons may be subject to criminal liabilities in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights and other activities prohibited by laws and regulations.

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

The Guidelines for Internet Personal Information Security Protection, which was issued by the Ministry of Public Security and came into effect on April 10, 2019, provide guidelines by internet service providers to carry out measures for personal information protection. These are non-binding standards and guidelines applicable to personal information holders, including both the enterprises that provide services via the internet and organizations or individuals that control and process personal information by using private networks or offline environments. The Guidelines for Internet Personal Information Security Protection requires such personal information holders to establish a personal information administrative control system, implement technical safeguards and protect personal information during their business processes.

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

On June 10, 2021, the Standing Committee of the National People’s Congress issued the Data Security Law of the PRC, effective September 1, 2021. The Data Security Law clarifies the scope of data to cover a wide range of information records generated from all aspects of production, operation and management of government affairs and enterprises in the process of the gradual transformation of digitalization, and requires that data collection shall be conducted in a legitimate and proper manner, and the theft or illegal collection of data is not permitted. Data processors shall establish and improve whole-process data security management rules, organize and implement data security training and take appropriate technical measures and other necessary measures to protect data security. In addition, data processing activities shall be conducted on the basis of the graded protection system for cybersecurity. Monitoring of data processing activities shall be strengthened, and remedial measures shall be taken immediately in case of discovery of risks regarding data security related defects or bugs. In case of data security incidents, responsive measures shall be taken immediately, and disclosure to users and report to the competent authorities shall be made in a timely manner.

On July 30, 2021, the State Council issued the Regulations for the Security Protection of Critical Information Infrastructure, which came into effect on September 1, 2021. Pursuant to these regulations, “critical information infrastructures” refers to important network facilities and information systems of important industries and sectors such as public communications and information services, energy, transport, water conservation, finance, public services, e-government, and science and technology industry for national defense, as well as other important network facilities and information systems that may seriously endanger national security, national economy and citizen’s livelihood and public interests if they are damaged or suffer from malfunctions, or if any leakage of data in relation thereto occurs. Competent authorities as well as the supervision and administrative authorities of the above-mentioned important industries and sectors are responsible for the security protection of critical information infrastructures, or the Protection Authorities. The Protection Authorities will establish the rules for the identification of critical information infrastructures based on the particular situations of the industry and report such rules to the public security department of the State Council for record. The following factors must be considered when establishing identification rules: (i) the importance of network facilities and information systems to the core businesses of the industry and the sector; (ii) the harm that may be brought by the damage, malfunction or data leakage of, the network facilities and information systems; and (iii) the associated impact on other industries and sectors. The Protection Authorities are responsible for organizing the identification of critical information infrastructures in their own industries and sectors in accordance with the identification rules, promptly notifying the operators of the identification results and reporting to the public security department of the State Council.

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

On September 17, 2021, the Cyberspace Administration of China and eight other authorities jointly promulgated the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services, which proposes a three-year plan to gradually establish a comprehensive governance pattern for algorithm security with sound governance mechanism, perfect regulatory system and standardized algorithm ecology. On December 31, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, which became effective on March 1, 2022. The provisions provide that algorithmic recommendation service providers shall (i) fulfill their responsibilities for algorithm security, (ii) establish and improve management systems for algorithm mechanism examination, ethical vetting in technology, user registration, information release vetting, protection of data security and personal information, anti- telecommunications and internet fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and disclose rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service.

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

On February 22, 2023, the Cyberspace Administration of China issued the Measures for Standard Contract for Outbound Data Transfer of Personal Information, effective June 1, 2023. The measures provide a transitional period of six months from the effective date for companies to take necessary measures to comply with the requirements. According to the measures, in the cases where the personal information processor provides personal information abroad by concluding a standard contract, the contract shall be concluded in strict compliance with the form Standard Contract, that is attached as an annex to the measures. The measures further provide that personal information processors may agree on other terms with overseas recipients, but they shall not conflict with the Standard Contract. According to the measures, the personal information processor shall, within ten working days from the effective date of the standard contract, file with the local provincial network information department and submit the standard contract and personal information protection impact assessment report for record.

On March 22, 2024, the Cybersecurity Administration of China promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, effective immediately. These provisions delineate scenarios exempt from data cross-border compliance declarations, elevate the threshold for such declarations and reduce the instances requiring them. In case of any inconsistencies between these provisions and the Measures on Security Assessment of Outbound Data Transfer and the Measures for Standard Contract for Outbound Data Transfer of Personal Information, the provisions will prevail.

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

Regulations Relating to Taxation

Regulations on Enterprise Income Tax

The PRC Enterprise Income Tax Law was issued by the Standing Committee of the National People’s Congress in 2007 and most recently amended on December 29, 2018. The Implementation Rules for the PRC Enterprise Income Tax Law were issued by the State Council in 2007 and were amended on April 23, 2019. According to these regulations, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with the PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control entity is within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual or de facto control entity is located outside the PRC, but (i) have entities or premises in the PRC, or (ii) have no entities or premises but have income generated from China. According to the PRC Enterprise Income Tax Law, foreign-invested enterprises in the PRC are generally subject to a uniform enterprise income tax rate of 25%. A non-resident enterprise that has an establishment or premises within the PRC must pay enterprise income tax at a rate of 25% on its income that is derived from such establishment or premises inside the PRC and that is sourced outside the PRC but is actually connected with the said establishment or premises. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises, issued by the Ministry of Science, the Ministry of Finance and the State Administration of Taxation on April 14, 2008 and last amended on January 29, 2016, are entitled to enjoy a preferential enterprise income tax rate of 15%. The validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate of high and new technology enterprise. An enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

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

The State Administration of Taxation issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which took effect on December 1, 2017 and was amended on June 15, 2018. According to this announcement, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount of equity transfer income.

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

Regulations on Dividend Tax

Pursuant to the Circular of the State Administration of Taxation on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Agreements, which took effect on February 20, 2009, all of the following requirements must be satisfied to enjoy the preferential tax rates provided under the tax agreements: (i) the tax resident that receives dividends should be a company as provided in the tax agreement; (ii) the equity interest and voting shares of the PRC resident company directly owned by the tax resident satisfy the percentages specified in the tax agreement; and (3) the equity interest of the PRC resident company directly owned by such tax resident at any time during the 12 months prior to receiving the dividends satisfy the percentage specified in the tax agreement.

The PRC Enterprise Income Tax Law provides that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. The income tax on the dividends may be reduced pursuant to a tax treaty between China and other applicable jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, issued by the State Administration of Taxation in 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the in-charge tax authority. However, based on the Circular of the State Administration of Taxation on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Agreements, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Announcement of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties by the State Administration of Taxation, effective from April 1, 2018, to determine the “beneficial owner” status of a resident of the treaty counterparty seeking to enjoy tax treaty benefits, a comprehensive analysis must be carried out in accordance with the factors set out in the announcement.

On August 27, 2015, the State Administration of Taxation issued the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which was amended on June 15, 2018. The announcement was repealed by the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which was propagated on October 14, 2019 and took effect on January 1, 2020. Under such announcement, non-resident taxpayers meeting conditions for enjoying the convention treatment may be entitled to the convention treatment themselves when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. Such taxpayers who make their own declaration must assess whether they are entitled to tax treaty benefits, make truthful declarations and submit the reports, statements and materials required by the tax authorities.

Regulations on Value-added Tax

All entities and individuals engaged in the sale of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax in accordance with the Provisional Regulations on Value-added Tax of the PRC and its implementation rules. These regulations were issued by the State Council in 1993 and last amended on November 19, 2017. The regulations applicable to value-added tax were further amended by the Notice of Adjustment of VAT Rates, issued on April 4, 2018, and by the Notice of Strengthening Reform of Value-added Tax Policies, issued on March 20, 2019. Value-added tax payable is calculated as “output value-added tax” minus “input value-added tax.” The rate of value-added tax varies from 3% to 13% depending on the product type.

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

Any of the following acts will be an infringement upon the right to exclusive use of a registered trademark: (i) using a trademark that is identical to a registered trademark on the same kind of commodities without a license from the registrant of the registered trademark; (ii) using a trademark that is similar to a registered trademark on the same kind of commodities, or using a trademark that is identical or similar to the registered trademark on similar goods without a license from the registrant of the registered trademark, if the use is likely to cause confusion; (iii) selling commodities that infringe upon the right to exclusive use of a registered trademark; (iv) counterfeit or unauthorized production of the label of another’s registered trademark, or sale of any such label that is counterfeited or produced without authorization; (v) changing a registered trademark and putting the commodities with the changed trademark into the market without the consent of the registrant of the registered trademark; (vi) providing, intentionally, facilitation for activities infringing upon others’ exclusive right of trademark use, and facilitating others to commit infringement on the exclusive right of trademark use; or (vii) causing other damage to the right to exclusive use of a holder of a registered trademark. In the event of infringement of the registered trademark above that leads to disputes, the parties concerned may settle such disputes through negotiations; if no negotiation is prospective or fails, the trademark registrant or any interested party may file a lawsuit before the People’s Court or request the administrative department for market regulation for handling.

Regulations on Patent Law

Patents in the PRC are mainly protected under the Patent Law of the People’s Republic of China, which was issued by the Standing Committee of the National People’s Congress in 1984 and last amended on October 17, 2020, effective on June 1, 2021, and Implementation Rules of the Patent Law of the People’s Republic of China, which were promulgated by the State Council in 2001 and last amended on December 11, 2023. The Patent Law and its implementation rules provide for three types of patents: “invention,” “utility model” and “design.” “Invention” refers to any new technical solution relating to a product, a process or improvement thereof; “utility model” refers to any new technical solution relating to the shape, structure, or their combination, of a product, which is suitable for practical use; and “design” refers to any new design of the whole or partial shape, pattern, color or the combination of any two of them, of a product, that creates an aesthetical feeling and is suitable for industrial application. Invention patents are valid for 20 years, while design patents and utility model patents are valid for 15 years and 10 years, respectively, each calculated from the date of application. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

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

Regulations Relating to Labor

Regulations on Labor Contract

The main PRC employment laws and regulations applicable to us include the Labor Law, the Labor Contract Law, the Implementing Regulations on the Labor Contract Law of the PRC and other laws and regulations.

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

Pursuant to the Regulation of Settlement, Sale and Payment of Foreign Exchange, promulgated by the People’s Bank of China and effective on July 1, 1996, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial supporting documents and, in the case of capital account item transactions, obtaining approvals from SAFE or its local counterpart. Foreign-invested enterprises are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC. However, foreign exchange transactions involving overseas direct investment or investment and exchange in securities and derivative products abroad are subject to registration with SAFE and approval from or filing with the PRC governmental authorities.

The Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign Invested Enterprises, issued by SAFE and most recently amended on March 23, 2023, further expanding the extent of convertibility under direct investment. It stipulates that the use of capital funds and exchange settlement funds by foreign-invested enterprises will be subject to foreign exchange management regulations and the implementation of negative list management.

On December 4, 2023, SAFE amended the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts. It unifies the discretional foreign exchange settlement for all the domestic institutions. The discretional foreign exchange settlement refers to foreign exchange capital in the capital account that has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) and which can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of discretional foreign exchange settlement of the foreign exchange capital is temporarily determined as 100%. Violations of the circulars of SAFE could result in administrative penalties under the Regulations of the PRC on Foreign Exchange Control and relevant provisions. Furthermore, it stipulates that the use of foreign exchange income of capital accounts of foreign-invested enterprises must follow the principles of authenticity and for the enterprises’ own use within the business scope of enterprises. Foreign exchange income of capital accounts and capital in Renminbi obtained by foreign-invested enterprises from foreign exchange settlement may not be directly or indirectly used for the following purposes: (i) payment outside of the business scope of the enterprises or the payment prohibited by laws and regulations; (ii) investment in securities or financial schemes other than bank-guaranteed products unless otherwise provided by laws and regulations; (iii) granting loans to non-connected enterprises, unless otherwise permitted by its business scope; and (iv) construction or purchase of real estate that is not for the enterprises’ own use (except for the real estate enterprises).

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

On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, which cancels the restrictions on the domestic equity investment with capital of non-investment foreign-invested enterprises, including the capital obtained from foreign exchange settlement. Such investments should be real and should be in compliance with the laws, regulations and rules, including the provisions of the 2021 Negative List. In addition, it stipulates that qualified enterprises in certain pilot areas may use their capital income from capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the banks in advance for those domestic payments. On December 4, 2023, SAFE amended the above notice, explicitly defining the negative list for the use of capital income and facilitating pilot policies for cross-border financing nationwide.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, for the purpose of simplifying the approval process and for the promotion of the cross-border investment. SAFE Circular 37 supersedes the Notice on Relevant Issues on the Foreign Exchange Administration of Raising Funds through Overseas Special Purpose Vehicle and Investing Back in China by Domestic Residents, and revises and regulates matters involving foreign exchange registration for round-trip investment. Under SAFE Circular 37, (i) PRC residents (including PRC entities and PRC individuals) must register with the local branch of SAFE before he or she contributes assets or equity interest in an overseas special purpose vehicle that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (ii) following the initial registration, PRC residents must update their SAFE registration when the offshore special purpose vehicle undergoes material events relating to any change of basic information, including change of such PRC citizens or residents’ name, operation term, increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

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

Failure to comply with the registration procedures set forth in the State Administration of Foreign Exchange Circular 37 may result in restrictions being imposed on the foreign exchange activities of the onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control the company from time to time are required to register with SAFE in connection with their investments in the company. Moreover, failure to comply with the various registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

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

Regulations on Loans Between a Foreign Company and its Chinese Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in the PRC and is regulated by various laws and regulations, including the Regulation on Foreign Exchange Administration of the PRC, the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance and most recently amended on July 26, 2022, the Administrative Measures for Registration of Foreign Debts promulgated by SAFE and amended on May 4, 2015, and the Notice of the People’s Bank of China on Matters Concerning the Prudent Macro Management of All Cross-Border Financing promulgated on January 11, 2017. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches. The Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, as most recently amended by SAFE on December 4, 2023, provides that a non-financial enterprise in the pilot areas may register the permitted amounts of foreign debts, which is as twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amounts and directly handle the relevant procedures in banks without registration of each foreign debt. However, the non-financial enterprise should report its international income and expenditure regularly.

Regulations Relating to Outbound Direct Investment

The Administrative Measures on Overseas Investments was promulgated by the National Development and Reform Commission and took effect on March 1, 2018. Pursuant to it, non-sensitive overseas investment projects are required to make record filings with the local branch of the National Development and Reform Commission. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with a local branch of Ministry of Commerce. The Notice of State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE in 2012 and last amended on December 30, 2019, under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

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

According to the Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and provisions; (ii) if the intended securities offering and listing constitutes endangers to national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (iv) if the domestic enterprise is under investigation according to law for suspected crimes or major violations of laws and regulations, but no clear conclusions have been reached; or (v) if there are material ownership disputes over the equity held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

The Filing Measures require the issuer or its main operational entity in the PRC to: (i) file with the CSRC for its initial public offering or listing within three working days after the submission of listing application documents outside mainland China; (ii) file with the CSRC for its follow-on securities offerings in the same offshore market within three working days after the completion of such offerings; (iii) file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three working days after the submission of offering application outside mainland China; (iv) report material events to the CSRC within three working days after the occurrence and announcement of such events, including, among other things, the change of control, investigation or penalties imposed by the authorities, the conversion of listing status or the transfer of listing board.

On February 17, 2023, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among other things, clarifies that domestic companies already listed overseas before March 31, 2023, are not required to complete filing procedures immediately. However, they will be required to file with the CSRC when subsequent matters such as refinancing are involved. Furthermore, regarding the overseas listing of companies with contractual arrangements (also known as VIE structures), the CSRC will solicit opinions from relevant regulatory authorities. The CSRC will then complete the filing of the overseas listing for companies meeting compliance requirements, supporting their development and growth by enabling them to utilize both markets and their resources.

Furthermore, non-compliance with the Trial Measures or an overseas listing completed in breach of the Trial Measures may result in (i) domestic companies being required to correct the illegal behavior, and a warning and a fine of RMB1 million to RMB10 million imposed on the them; (ii) a warning and a fine of RMB500,000 to RMB5,000,000 imposed on the directly responsible supervisors and other directly responsible person; (iii) if the controlling shareholder or actual controller of the domestic enterprise organizes or incites the aforesaid illegal acts, a fine of RMB1 million to RMB10 million shall be imposed on them, and a fine of RMB500,000 to RMB5,000,000 shall be imposed on the directly responsible supervisors and other directly responsible person.

On February 24, 2023, the CSRC, jointly with other governmental authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, effective on March 31, 2023. According to these provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide by the applicable laws and regulations, enhance the sense of confidentiality, improve the archives management system, and take necessary measures to implement the confidentiality and archives management responsibilities when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event that such documents or materials contain any information related to state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority; and in the event that such documents or materials, if divulged, will jeopardize national security or public interest, domestic companies should strictly fulfill the procedures stipulated by the applicable laws and regulations. Furthermore, domestic companies should also provide a written statement about whether they have completed the approval or filing procedures as above when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers should properly retain such written statements for inspection. Securities companies and securities service providers shall also fulfill the applicable legal procedures according to these provisions when providing overseas regulatory institutions and other institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest.

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

(3)	Ping An Puhui Enterprises Management Co., Ltd. holds the remaining 9.375% of the equity interests in Chongqing Jin’an Microloan Co., Ltd.

(4)	Ping An Insurance holds the remaining 30% of the equity interests in Ping An Consumer Finance Co., Ltd.

Our Relationship with Ping An Group

Ping An Group is a leading retail financial services group in the PRC, which principally engages in the following businesses:

•	Insurance: the insurance business of Ping An Group consists of: (i) life and health insurance business; and (ii) property and casualty insurance business.

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

We enjoy significant benefits by having members of Ping An Group as our principal shareholders and strategic partners and by having extensive cooperation across the Ping An ecosystem. Our business operations and development strategies are supported by Ping An Group in a number of key areas including branding, customer acquisition, credit enhancement, analytics and insights, licenses, and technology. As part of the Ping An ecosystem, we enjoy access to the rest of the Ping An ecosystem and products capabilities spanning insurance, investment, and banking, and have established close business cooperation with Ping An Group, including a mutually beneficial relationship with our credit enhancement partner Ping An P&C, which provided credit enhancement to 52.5% of the outstanding balance of loans we had enabled as of December 31, 2023. Through the Ping An ecosystem, we also have access to valuable insights built on analytics. In addition, many of the technologies that we use, such as facial and voice recognition technology, AI and machine learning algorithms, and the application of blockchain to suitability management, have been licensed from Ping An Group and OneConnect.

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

Share Pledge Agreements. Weikun (Shanghai) Technology has entered into share pledge agreements with Shanghai Xiongguo and Shanghai Lufax and their respective shareholders. Pursuant to these share pledge agreements, the shareholders of Shanghai Xiongguo and Shanghai Lufax have pledged all of their equity interests in Shanghai Xiongguo and Shanghai Lufax to Weikun (Shanghai) Technology to guarantee the performance by such shareholders and Shanghai Xiongguo and Shanghai Lufax of their respective obligations under the exclusive business cooperation agreements, the voting proxy agreements, the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If Shanghai Xiongguo and Shanghai Lufax or any of their shareholders breach any obligations under these agreements, Weikun (Shanghai) Technology, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. The shareholders of Shanghai Xiongguo and Shanghai Lufax agree that before their obligations under the contractual arrangements are discharged, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of Weikun (Shanghai) Technology. These share pledge agreements will remain effective until Shanghai Xiongguo and Shanghai Lufax and their shareholders discharge all their obligations under the contractual arrangements. We completed the registration of the above share pledge with the relevant office of the Administration for Industry and Commerce of China in 2015. In light of the amendments to the contractual arrangements in February 2023, we completed the registration of each of the share pledge agreements relating to Shanghai Xiongguo and Shanghai Lufax by the end of January 2024.

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

Spousal Consent Letters. The spouses of the four individual shareholders of the direct shareholders of Shenzhen Lufax Enterprise Management each signed a spousal consent letter. Under these letters, each signing spouse respectively agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in Shenzhen Lufax Enterprise Management and the relevant contractual arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in Shenzhen Lufax Enterprise Management and committed not to impose any adverse assertions upon his or her spouse’s respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the contractual arrangements, and committed that he or she will take all necessary measures for the performance of those arrangements.

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

D. Property, Plant and Equipment

We are headquartered in Shanghai. We had 403 offices in China and another 3 offices in Hong Kong and Indonesia as of December 31, 2023. The following table sets forth a summary of our facilities as of December 31, 2023:

	Number of Facilities	Aggregate Size (m2)
Guangdong	58	52,055
Jiangsu	17	42,526
Shanghai	42	36,506
Shandong	21	25,657
Hubei	23	23,009
Henan	22	22,123
Hebei	18	18,784
Sichuan	18	17,799
Anhui	13	15,452
Hunan	12	15,192
Others	162	118,443

Total	406	387,547

As of December 31, 2023, properties that we own have a total gross floor area of 4,783 square meters and each owned property ranges from a gross floor area of approximately 79 square meters to 136 square meters.

We lease our premises under lease agreements. The lease terms vary typically from one to six years. As of December 31, 2023, our leased properties have a total gross floor area of over 8,407 square meters.

Much of our system hardware is hosted in leased facilities located in Shanghai and Shenzhen that are operated by our IT staff. We also maintain a real-time backup system and a remote backup system at separate facilities also located in Shanghai and Shenzhen.

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

Overview

We are a leading financial services enabler for SBOs in China. We offer financing products designed principally to address the needs of SBOs. Through our offline-to-online model, we have served a total of over 6.8 million SBOs in China since our founding, as of December 31, 2023. Our total balance of retail credit enabled reached RMB315.4 billion as of the same date.

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

In addition to our core retail credit and enablement model, we earn other technology platform–based income for service fees generated from distribution of financial institutions’ products, net interest income for loans made by our consumer finance subsidiary, and other income from account management service fees, penalty fees and other services fees. We also earned referral income from platform service for the referral service we provided to bank partners through Lujintong before its cessation of operation in April 2024.

Our total income was RMB61.8 billion in 2021, RMB58.1 billion in 2022, and RMB34.3 billion (US$4.8 billion) in 2023. Our profit before income tax expenses was RMB23.4 billion in 2021, RMB13.0 billion in 2022 and RMB1.6 billion (US$0.2 billion) in 2023. We had net profits of RMB16.7 billion in 2021, RMB8.8 billion in 2022 and RMB1.0 billion (US$145.7 million) in 2023. We had a net margin of 27.0% in 2021, 15.1% in 2022 and 3.0% in 2023.

Factors Affecting Our Results of Operations

The Impact of Economic Conditions on Our Business

The demand for retail credit enablement in China is dependent upon overall economic conditions. General economic factors, including GDP growth, the interest rate environment and unemployment rates, may affect borrowers’ willingness to seek loans and ability to repay them. The gradual slowing in the growth rate of the Chinese economy in recent years has created headwinds for our own growth. Individuals’ levels of disposable income may affect their creditworthiness and potentially lead to changes in default rates. In addition, small business owners were particularly vulnerable to the effects of the temporary lock-downs that were imposed from time to time in different places in China to prevent the spread of COVID-19, and some of them were unable to recover from the impact on their businesses.

Economic conditions during and immediately following the COVID-19 epidemic have weighed on borrowers’ willingness to borrow and ability to repay. Our total volume of new loans decreased from RMB648.4 billion in 2021 to RMB495.4 billion in 2022, and further decreased to RMB208.0 billion in 2023. These factors have also led to an increase in defaults on loans, including loans we have enabled or made. A combination of the growth in the risk-bearing loan balance on our balance sheet, the growth in our off-balance sheet guarantee exposure from our financing guarantee business and the impact of the COVID-19 pandemic on the Chinese economy has caused us to incur more indemnity loss and book more provisions anticipating deteriorating asset quality of the loan portfolios.

While credit quality deterioration took place across the board in China in 2022 and 2023, we witnessed growing differences in economic resilience in various regions, which led to significant divergence in credit performance by region. In response, we have been recalibrating our strategies to focus on higher quality borrowers in more economically resilient regions, optimizing our sales channel structure and productivity, revising our products and pricing, and enhancing our risk management capabilities to protect our business health and resiliency during economic downturns.

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

Delinquency rate is a backward looking indictor that reflects asset quality trend during a period in the past. As of December 31, 2021, 2022 and 2023, our DPD 30+ delinquency rate was 2.2%, 4.6% and 6.9%, respectively, and our DPD 90+ delinquency rate was 1.2%, 2.6% and 4.1%, respectively. Flow rate is a forward-looking indicator that estimates the percentage of current loans that will become non-performing at the end of three months. Our flow rate for general unsecured loans was around 0.5% or 0.6% in 2021 before rising to around 1.1% as of December 31, 2022 and further to around 1.4% as of December 31, 2023. Similarly, our flow rate for secured loans was around 0.1% or 0.2% in 2021 before rising to around 0.7% as of December 31, 2022 and 2023. See “Item 4. Information on the Company—B. Business Overview—How We Enable Our Institutional Partners—Credit Risk Management” for more explanation.

To properly control the risk exposure in our consumer finance business, we have prudently managed our guarantee leverage ratio following “Regulations on the Supervision and Administration of Financing Guarantee Companies.” The regulations set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed 10 times its net assets, though the upper limit can be raised to 15 times for a financing guarantee company that mainly provides services to small and micro enterprises, the agriculture sector, rural villages and farmers. The guarantee leverage ratio of Ping An Puhui Financing Guarantee Co., Ltd, our subsidiary which provides financing guarantee services, was 1.8×, 2.0× and 1.8× as of December 31, 2021, 2022 and 2023, respectively. We believe we have ample room to further grow our guarantee business by taking on more risks but we will prudently keep the guarantee leverage ratio at an appropriate level.

The Evolution of Our Business Model

Anticipating the trend in regulatory guidance, we have been increasing the percentage of the risk that we bear on loans that we enable. The percentage of our total outstanding loans with credit risk exposure for our company increased from 16.6% as of December 31, 2021 to 23.5% as of December 31, 2022 and further to 39.8% as of December 31, 2023, including both loans we guarantee through our financing guarantee subsidiary and loans we make through our consumer finance subsidiary.

We provide guarantee services through our financing guarantee subsidiary, which has licensed branches in 30 provinces. For loans funded by third parties requiring credit enhancement, we used to guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. However, in the fourth quarter of 2023, we successfully completed the transformation of our business to a 100% guarantee business model, under which our licensed financing guarantee subsidiary now provides a guarantee for each new loan transaction without the use of third-party credit enhancement. As of December 31, 2023, 58.2% of financing guarantees for the outstanding balance of loans enabled by us were provided by third-party credit enhancement providers. We expect loan impairment provisions against the risk exposure on our outstanding loan portfolio to continue to increase in the short term as the remaining loans with third-party credit enhancement reach maturity and the percentage of the outstanding loans on which we bear credit risk approaches 100%, which will act as a drag on our financial performance in 2024.

Our increased credit exposure represents an important driver for our widening credit impairment losses as we recognized more loan impairment provisions against increasing risk exposure and we recognized more indemnity losses when we fulfilled our guarantee obligations to our funding partners for defaulted loans. Going forward, we expect the volatility of our credit impairment losses and indemnity losses to increase as we increase the volume of new loans we guarantee and as we experience fluctuations in delinquency indicators as a result of deterioration or improvement in borrowers’ repayment ability and macro-economic environment changes. Furthermore, since we assess loan impairment provisions based on expected credit losses on a forward-looking basis, a number of significant assumptions or parameters are also required in applying the accounting requirements for measuring them, and our financial performance may experience more volatility depending on how actual borrower behavior deviates from our expectation.

In addition, the evolution of our business model has led to changes in the structure of our total income. The income contribution from guarantee income increased from 7.1% in 2021 to 12.7% in 2022 and 12.8% in 2023. Meanwhile, the growth in our consumer finance business together with our increased use of consolidated third-party trust plans has led to growing income contribution from net interest income, which we recognize on loans funded by these sources. The income contribution from net interest income increased from 22.9% in 2021 to 32.7% in 2022 and 36.0% in 2023.

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

We strategically adjust our channel mix based on channel costs and effectiveness to enhance our ability to address the needs of the high quality borrowers we target. In light of a further weakening in the macroeconomic environment in 2023, we have been prioritizing asset quality over asset growth by tightening up customer selection standards and focusing new customer acquisition in more economically resilient regions. We have also been revising our salesforce to concentrate on a smaller number of higher-quality borrowers and shifting to utilize more of our direct sales force channel for better quality control. We believe our ability to properly and efficiently mobilize our sales channels to acquire high quality borrowers is essential to strengthen the resilience of our business through economic cycles and sustain our long-term growth and profitability.

The Mix, Pricing and Effective Tenor of Products and Services

We offer products to meet different borrower needs, including general unsecured loans, secured loans and consumer finance loans, with a variety of tenors and sizes. We earn a mix of technology platform–based income, net interest income, guarantee income and penalty income, depending on the funding and credit enhancement arrangements. As our retail credit enablement service fees are comprised of loan enablement service fees and post-origination service fees, the relatively large ticket sizes and long tenors of the general unsecured loans and secured loans we enable give us a larger and more stable income stream with visibility beyond the current period.

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

Collaboration With Diversified Financial Institution Partners

Maintaining a healthy collaborative relationship with a diversified set of financial institution partners is critical to our business model. Many funding partners have worked with us for over three years. In 2023, 38.8% of the new loans we enabled were funded directly by a total of 79 banks, and another 26.6% by trust plans representing an even larger number of diverse partners. In 2023, only one funding source accounted for more than 10% of the funding for our outstanding loans. Historically, our ability to enable loans has not been constrained by our funding supply, but our funding supply in the future could be constrained by the commercial dynamics discussed in “—The Evolution of Our Business Model.” In addition, prior to our adoption of our 100% guarantee business model, we collaborated with seven third-party credit insurance companies, including primarily Ping An P&C, to provide credit enhancement for loans whose borrowers met their desired risk profile.

The foundation of our loan enablement proposition is a dual KYC-plus-KYB approach. KYC assesses the SBOs’ creditworthiness as individuals, while KYB assesses the cash flow sustainability of their businesses. Sourcing borrowers with low credit risk provides value to third-party funding partners and strengthens our relationships with them. As we continue to source high quality borrowers who require lower APRs, our collaboration with quality third-party partners who understand this segment of the market improves our ability to provide reasonably priced funding and credit enhancement solutions to our borrowers. Our mature collection framework and data collected from these efforts also represent an integral part of our value propositions, enhancing our relationship with our funding partners.

Operational Efficiency

Our operational efficiency and cost structure have a large impact on the results of our business. Our variable costs are primarily comprised of sales and marketing expenses and operation and servicing expenses. Our sales and marketing expenses primarily relate to borrower acquisition expenses and, to a much lesser extent, investor acquisition and retention expenses. Our fixed costs, which are primarily comprised of general and administrative expenses and technology and analytics expenses, benefit significantly from economies of scale. In particular, the application of advanced technology in our credit assessment and loan collection process scales up our capabilities without a proportionate increase in operational expenses. Our fixed costs as a percentage of our total income declined from 9.1% in 2021 to 8.1% in 2022 and then increased to 10.8% in 2023.

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

On– and Off–Balance Sheet Treatment of Loans and Risk Exposure

We have established diversified funding sources, including banks, trust plans and our own licensed microloan and consumer finance subsidiaries, to ensure that we have scalable and stable funding for the loans we enable. We help banks to source prospective borrowers and the banks extend loans to select individuals among those prospective borrowers using their own funds. We also work with trust companies to set up trust plans with loans that we enable as the underlying assets. We earn technology platform–based income for the loan enablement and post-origination services we provide to our funding partners and guarantee income for the credit enhancement services we provide. Third-party funding sources supplied a large majority of the funding for our outstanding loans in 2021, 2022 and 2023, with the remainder funded by us through our consumer finance subsidiary. Those loans that are funded by us are recorded on our balance sheet at net carrying amount, whether or not third parties provide credit enhancement on those loans.

Due to the needs of investors in certain trust plans with loans we enabled as the underlying assets, we hold subordinated tranches of the trust plans or put in guarantee deposits. We consolidate the loans under this trust funding model on our balance sheet. In addition, we consolidate trust plans under other circumstances based on control and variable return assessment in accordance with IFRS 10. The arrangement of consolidated and unconsolidated trust plans is quite similar while the variable return could be different, depending on a dynamic mix of commercial factors. In 2021, 2022 and 2023, we have gradually lowered the APR on loans we enable. With the decrease in investor’s return as a result of decrease in market interest rate and the increase in the proportion of loans on which we bear credit risk, the magnitude of variable return attributable to funding partners and/or credit enhancement providers declines accordingly, while the magnitude of variable return earned by us keeps relatively stable. As a result, more loans enabled with trust plans were consolidated since we were entitled to higher proportion of the variable return. As of December 31, 2021, 2022 and 2023, we consolidated 90.1%, 95.6% and 96.0%, respectively, of the outstanding balance of loans we enabled with trusts as the funding source. All cash flows directly attributable to these on–balance sheet loans, including the contractual interest income, service fees, guarantee fees, and borrower acquisition expenses, are recorded as net interest income using the effective interest method in accordance with IFRS 9. As a result, the net carrying value of the loans we enabled plus the interest receivables on those loans amounted to RMB215.0 billion as of December 31, 2021, RMB211.4 billion as of December 31, 2022 and RMB129.7 billion (US$18.3 billion) as of December 31, 2023, which was recorded as loans to customers on our balance sheet.

As of December 31, 2021, 2022 and 2023, we had credit risk exposure to 16.6%, 23.5% and 39.8%, respectively, of the outstanding balance of the loans we enabled. The credit risk exposure between our third-party external partners and ourselves is on a pari passu basis, meaning that we share all losses in proportion to our respective commitments. The parties that provide credit enhancement will indemnify the lender when the loans that we enabled are 80 days past due. We need to record losses only to the extent of our exposed credit risk based on our guarantee products. For those loans that are less than 90 days past due, we will apply our estimation on the probability of default and loss given default under the expected credit loss impairment model to reach an amount of expected impairment losses which is charged to our income statement under impairment losses. If the loans are 90 days past due, we record our losses based on our best estimate of recoverable amount.

Key Operating Metrics

We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

	As of or For the Year Ended December 31,
	2021	2022	2023
Number of active borrowers (thousands)	4,906	4,805	3,924
Number of active funding partners	66	81	85

	(RMB in billions except where otherwise indicated)
Outstanding balance of loans enabled	661.0	576.5	315.4
General unsecured loans	520.1	423.8	207.9
Secured loans	129.3	123.1	70.4
Consumer finance loans	11.6	29.7	37.1
Percentage with risk exposure for our company	16.6%	23.5%	39.8%
Off–balance sheet	446.3	360.4	180.1
Without credit risk exposure	381.5	291.9	125.2
With credit risk exposure	64.7	68.6	54.9
On–balance sheet	214.8	216.1	135.3
Without credit risk exposure	169.6	149.2	64.6
With credit risk exposure	45.1	66.9	70.7
Volume of new loans enabled	648.4	495.4	208.0
Off–balance sheet	414.2	279.5	81.5
Without credit risk exposure	341.7	219.8	42.9
With credit risk exposure	72.5	59.7	38.6
On–balance sheet	234.2	215.8	126.5
Without credit risk exposure	175.0	125.3	35.3
With credit risk exposure	59.2	90.6	91.2
Financing guarantee subsidiary leverage ratio (×)(1)	1.8 ×	2.0 ×	1.8 ×
Net assets of financing guarantee subsidiary	47.4	47.9	44.6
Net assets of Lufax Holding (consolidated)	94.6	94.8	93.7
30 day+ delinquency rate(2) (%)	2.2%	4.6%	6.9%
90 day+ delinquency rate(2) (%)	1.2%	2.6%	4.1%
Cost-to-income ratio(3) (%)	48.8%	46.3%	57.4
Credit impairment losses	6.6	16.6	12.7

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

Key Components of Our Results of Operations

Income

The proportion of our total income that constitutes technology platform–based income has declined from 61.9% in 2021 to 44.7% in 2023 as our net interest income has increased from 22.9% to 36.0% and our guarantee income has increased from 7.1% to 12.8% over the same period of time. This evolution in the mix of our total income is driven primarily by changes in our business model as we have gradually taken on more credit risk, changes in funding mix and growth in our consumer finance business.

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

The following table sets forth the breakdown of our total income, both in absolute amounts and as percentages of our total income, for the years indicated:

	For the Year Ended December 31,
	2021		2022		2023
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except percentages)
Technology platform–based income	38,294	61.9	29,218	50.3	15,326	2,159	44.7
Net interest income	14,174	22.9	18,981	32.7	12,348	1,739	36.0
Guarantee income	4,370	7.1	7,373	12.7	4,392	619	12.8
Other income	3,875	6.3	1,238	2.1	1,144	161	3.3
Investment income	1,152	1.9	1,306	2.2	1,050	148	3.1
Share of net profit/(loss) of investments accounted for using the equity method	(31)	(0.1)	(0)	0.0	(5)	(1)	0.0

Total income	61,835	100.0	58,116	100.0	34,255	4,825	100.0

Technology Platform–based Income

Technology platform–based income includes retail credit and enablement service fees and other technology platform–based income. Retail credit and enablement service fees include loan enablement services and post origination services, which are considered to be two distinctive services under one product provided to our borrowers and funding partners, as well as referral income from platform service, which includes income from the referral service we used to provide to bank partners through Lujintong. Loan enablement services include credit assessment of the borrower, enabling loans from the funding partner to the borrower and providing technical assistance to the borrower and the funding partner. Post-origination services include repayment reminders, payment processing, and collection services. Lujintong was designed to help banks with strong risk capabilities acquire borrowers directly through dispersed third-party agents nation-wide. Under this model, we earned referral fees based on transaction volume and did not participate in credit risk assessment and sharing. As a result, we do not count loans enabled through Lujintong as part of our volume of new loans enabled or our total outstanding loans. We downscaled the operations of Lujintong in 2023 and plan to cease its operation by the end of April 2024. Other technology platform–based income includes service fees generated from distribution of financial institutions’ products including asset management plans, bank products, mutual funds, trust plans and other products.

The following table sets forth the breakdown of our technology platform–based income for the years indicated:

	For the Year Ended December 31,
	2021		2022		2023
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
Retail credit and enablement service fees
Loan enablement service fees	5,676	14.8	3,446	11.8	979	6.4
Post-origination service fees	30,411	79.4	24,028	82.2	13,729	89.6
Referral income from platform services	706	1.8	1,147	3.9	426	2.8

Retail credit and enablement service fees	36,793	96.1	28,621	98.0	15,134	98.7
Other technology platform–based income	1,501	3.9	597	2.0	192	1.3

Total technology platform–based income	38,294	100.0	29,218	100.0	15,326	100.0

We do not provide loan enablement services or post-origination services on a standalone basis. Loan enablement service fees and post-origination service fees are recognized upon completion of different performance obligations, and they include the service fees for both the off-balance sheet loans newly enabled during the current financial year and those had been enabled in previous years.

The following table sets forth the sum of the loan enablement service fees and post-origination service fees that is expected to arise from the remaining performance of long-term contracts for our financial enablement services as of December 31, 2023. Upon the fulfillment of the obligations under service contracts, the fees are expected to be recognized in the respective periods in the amounts as described in the table below given the best estimated loan repayment time. The actual amount that we recognize is subject to the actual repayment behavior of borrowers, which may differ from the estimation in our model. If early repayment increases, the total service fee expected to be paid by the borrowers decreases, thus decreasing the income we recognize for each of the loans enabled, and the reverse is true if early repayment decreases. Although the estimate of loan repayment time represents our best estimate based on the information that is currently available to us, there is no assurance that the actual loan repayment time will not deviate from our best estimate, which in turn would affect the income in the respective expected periods of recognition.

	Amount	Percentage
	(RMB in millions)	(%)
Expected period of recognition
2024	5,614	65.1
2025	1,924	22.3
2026	812	9.4
2027	280	3.2
2028	0	0.0

Total	8,631	100.0

When predicting the repayment behavior of borrowers and effective tenor of loans, historical early repayment data is the key indicator of future trends. On a regular basis, we review the actual early repayments that have occurred and adjust the early repayment assumption to update our best estimate of the effective tenor for outstanding loans.

The table below sets forth the estimated effective tenor of loans that we do not consolidate on our balance sheet, after considering the actual early repayments that have occurred and expected future early repayments, as of December 31, 2021, 2022 and 2023.

	As of December 31,
	2021	2022	2023
	(months)
Estimated Effective Tenor for Off–Balance Sheet Loans
General unsecured loans	19.37	19.75	20.46
Secured loans	13.44	14.62	15.50

The table below sets forth the impact of changes in estimated effective tenor on the sum of loan enablement service fees and post-origination service fees of RMB8,631 million expected as of December 31, 2023 to be recognized in the remaining period of the loans when the remaining performance obligations are satisfied.

	General unsecured loans	Secured loans	Total
	(RMB millions)
Change in estimated effective tenor
–1 month	188	45	233
+1 month	194	47	240

Net Interest Income

Net interest income consists of net interest income from consolidated trusts, microloans and consumer finance loans. In late 2018, we began to introduce a third-party funded trust plan model under which most though not all of the trust plans required consolidation under IFRS 10. Under IFRS 10, we consolidate those trust plans over which we have control and from which we receive variable returns which are affected by our control over these trust plans. Consequently, we recognize net interest income based on the cash flows directly attributable to loans funded by these consolidated trust plans using the effective interest rate method. Hence, borrower acquisition expenses from such third-party funded trust plans are recognized as offsetting net interest income under IFRS 9. However, we only bear limited credit risk even in the trusts that we consolidate. See “Item 4. Information on the Company—B. Business Overview—How We Enable Our Institutional Partners—Our Funding Partners—Trusts.”

In June 2020, we also started to serve consumers under our licensed consumer finance subsidiary. As a result, the net carrying value of the loans we originated plus the interest receivables on those loans amounted are categorized as on-balance sheet outstanding loans and recorded as loans to customers on our balance sheet. See “—On- and Off-Balance Sheet Treatment of Loans and Risk Exposure.”

The following table sets forth the breakdown of our net interest income for the years indicated.

	For the Year Ended December 31,
	2021		2022		2023
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
Consolidated trust plans:
Interest income	21,230	149.8	25,870	136.3	14,767	119.6
Interest expense	(8,401)	(59.3)	(10,217)	(53.8)	(6,722)	(54.4)

Net interest income from consolidated trust plans	12,829	90.5	15,653	82.5	8,045	65.1
Microloans and consumer finance:
Interest income	1,535	10.8	4,024	21.2	5,008	40.6
Interest expense	(190)	(1.3)	(695)	(3.7)	(704)	(5.7)

Net interest income from microloans and consumer finance	1,345	9.5	3,329	17.5	4,303	34.9

Net interest income	14,174	100.0	18,981	100.0	12,348	100.0

Guarantee Income

Whether under our bank-funding model or trust-funding model, 58.2% of financing guarantees for the outstanding balance of loans enabled by us were provided by third-party credit enhancement providers as of December 31, 2023. We earn guarantee income as a return to our credit risk exposure to the extent that we provide credit enhancement service for loans we enable. We do not provide guarantees as a stand-alone service for loans that we did not enable. Guarantee income consists of the fees we charge to our borrowers for the guarantee services we provide on loan products. As we have increased the proportion of the loans we enable for which we provide credit enhancement, guarantee income has accounted an increasing though still relatively low proportion of our total income, from 7.1% in 2021 to 12.7% in 2022 and 12.8% in 2023.

Other Income

Other income includes account management service fees, penalty fees and other services fees. Account management service fees represent service fees charged to credit enhancement providers for reminder services provided to them for loans enabled by us that are covered by their credit enhancement services. Penalty fees represent both late payment fees and early repayment fees paid by borrowers. Other income accounted for 6.3% of our total income in 2021, 2.1% of our total income in 2022 and 3.3% of our total income in 2023.

Investment Income

Investment income primarily consists of interest income and realized and unrealized gains and losses on financial assets and financial investments, which mainly consist of asset management plans, mutual fund investments, trust plans, factoring products, structured deposits, bank wealth management products and debt investments. Investment income accounted for 1.9% of our total income in 2021, 2.2% of our total income in 2022 and 3.1% of our total income in 2023.

Total Expenses

Our expenses include sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses, and credit impairment costs, among others. The following table sets forth the breakdown of our expenses, both in absolute amounts and as percentages of our total income, for the years indicated:

	For the Year Ended December 31,
	2021		2022		2023
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except percentages)
Sales and marketing expenses	17,993	29.1	15,757	27.1	9,867	1,390	17.0
General and administrative expenses	3,559	5.8	2,830	4.9	2,305	325	4.0
Operation and servicing expenses	6,558	10.6	6,430	11.1	6,119	862	10.5
Technology and analytics expenses	2,084	3.4	1,872	3.2	1,387	195	2.4
Credit impairment losses	6,644	10.7	16,550	28.5	12,697	1,788	21.8
Asset impairment losses	1,101	1.8	427	0.7	31	4	0.1
Finance costs	996	1.6	1,239	2.1	414	58	0.7
Other (gains)/losses – net	(499)	(0.8)	(3)	(0.0)	(210)	(30)	(0.4)

Total expenses	38,435	62.2	45,102	77.6	32,610	4,593	56.1

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

The following table sets forth the breakdown of our borrower acquisition costs, both in absolute amounts and percentages of total borrower acquisition costs, for the years indicated:

	For the Year Ended December 31,
	2021		2022		2023
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
Direct sales	4,462	44.1	3,814	48.5	2,593	51.6
Channel partners	4,922	48.6	3,555	45.2	2,135	42.4
Online and telemarketing	735	7.3	496	6.3	302	6.0

Total borrower acquisition costs	10,120	100.0	7,865	100.0	5,031	100

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

The following table sets forth the breakdown of our sales and marketing expenses, both in absolute amounts and as percentages of our total sales and marketing expenses, for the years indicated:

	For the Year Ended December 31,
	2021		2022		2023
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
Borrower acquisition expenses	10,120	56.2	7,865	49.9	5,031	51.0
Investor acquisition and retention expenses	677	3.8	301	1.9	24	0.2
General sales and marketing expenses	6,637	36.9	6,654	42.2	4,377	44.4
Referral expenses from platform service	559	3.1	937	5.9	435	4.4

Total sales and marketing expenses	17,993	100.0	15,757	100.0	9,867	100.0

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

Impairment Losses

Under IFRS 9, we use an expected loss model to determine and recognize impairments, which were recorded within credit impairment losses.

The following table sets forth credit and asset impairment losses for the years indicated:

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in millions)
Credit impairment losses	6,644	16,550	12,697
Asset impairment losses	1,101	427	31

Total	7,745	16,978	12,729

The following table sets forth the key components of impairment losses for the years indicated:

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in millions)
Loan-related(1)	6,349	15,931	12,728
Investment-related(2)	273	575	(28)
Others(3)	1,123	472	28

Total	7,745	16,978	12,729

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

The increase in loan-related impairment losses in 2022 was primarily due to the increase of provision and indemnity loss driven by increased risk exposure and by worsening credit performance due in large part to the cumulative impact of successive COVID-19 outbreaks on the Chinese economy. The decrease in loan-related impairment losses in 2023 was primarily due to the decreased loan balance.

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

Taxation

Cayman Islands

We are incorporated as an exempted company in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over that amount. Hong Kong does not impose a withholding tax on dividends.

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

We are subject to value added tax at rates of 3% or 6% on the services we provide to borrowers and investors, less any deductible value added tax we have already paid or borne. We are also subject to surcharges on value added tax payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

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

Income Tax Expenses

For the years ended December 31, 2021, 2022 and 2023, our income tax expenses were RMB6.7 billion, RMB4.2 billion and RMB0.6 billion (US$0.1 billion), respectively. Our effective tax rate was 28.6%, 32.6% and 37.1% for 2021, 2022 and 2023, respectively. Our effective tax rate during these periods was higher than the PRC enterprise income tax rate of 25% primarily because overseas losses are not deductible for tax purposes, and also due to the reversal of deferred tax assets recognized in prior years in 2021 and 2022 and a decrease in deferred income taxes in 2022 and 2023.

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

	For the Year Ended December 31,
	2021	2022	2023
	(RMB)	(RMB)	(RMB)	(US$)
	(in millions)
Technology platform–based income
Retail credit and enablement service fees
Loan enablement service fees	5,676	3,446	979	138
Post-origination service fees	30,411	24,028	13,729	1,934
Referral income from platform service	706	1,147	426	60

Retail credit and enablement service fees	36,793	28,621	15,134	2,132
Other technology platform–based income	1,501	597	192	27

Total technology platform–based income	38,294	29,218	15,326	2,159
Net interest income	14,174	18,981	12,348	1,739
Guarantee income	4,370	7,373	4,392	619
Other income	3,875	1,238	1,144	161
Investment income	1,152	1,306	1,050	148
Share of net profit/(loss) of investments accounted for using the equity method	(31)	0	(5)	(1)

Total income	61,835	58,116	34,255	4,825
Sales and marketing expenses:
Borrower acquisition expenses	(10,120)	(7,865)	(5,031)	(709)
Investor acquisition and retention expenses	(677)	(301)	(24)	(3)
General sales and marketing expenses	(6,637)	(6,654)	(4,377)	(617)
Referral expenses from platform service	(559)	(937)	(435)	(61)

Sales and marketing expenses	(17,993)	(15,757)	(9,867)	(1,390)
General and administrative expenses	(3,559)	(2,830)	(2,305)	(325)
Operation and servicing expenses	(6,558)	(6,430)	(6,119)	(862)
Technology and analytics expenses	(2,084)	(1,872)	(1,387)	(195)
Credit impairment losses	(6,644)	(16,550)	(12,697)	(1,788)
Asset impairment losses	(1,101)	(427)	(31)	(4)
Finance costs	(996)	(1,239)	(414)	(58)
Other gains/(losses) – net	499	3	210	30

Total expenses	(38,435)	(45,102)	(32,610)	(4,593)
Profit before income tax expenses	23,400	13,013	1,645	232
Less: Income tax expenses	(6,691)	(4,238)	(611)	(86)

Net profit attributable to:
Owners of our company	16,804	8,699	887	125
Non-controlling interests	(95)	76	148	21

	16,709	8,775	1,034	146

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Technology Platform–based Income

Our technology platform–based income decreased by 47.5% from RMB29.2 billion in 2022 to RMB15.3 billion (US$2.2 billion) in 2023. This decrease was primarily due to a decrease of 47.1% in retail credit and enablement service fees from RMB28.6 billion in 2022 to RMB15.1 billion (US$2.1 billion) in 2023 and a decrease of 67.9% in other technology platform-based income from RMB0.6 billion in 2022 to RMB0.2 billion (US$27.0 million) in 2023. The decrease of 47.1% in retail credit and enablement service fees was mainly due to a decrease of 42.9% in post-origination service fees from RMB24.0 billion in 2022 to RMB13.7 billion (US$1.9 billion) in 2023 and a decrease of 71.6% in loan enablement service fees from RMB3.4 billion in 2022 to RMB1.0 billion (US$137.9 million) in 2023, which were primarily due to a decrease in new loan sales and balance of our off-balance sheet loans which are funded by banks and by unconsolidated trust plans, and changes in our business model that resulted in more income being recognized as net interest income and guarantee income, and a decrease of 62.9% in referral income from platform services from RMB1.1 billion in 2022 to RMB0.4 billion (US$60.0 million) in 2023 as a result of the decrease in new loan sales through Lujintong.

Net Interest Income

Our net interest income decreased by 34.9% from RMB19.0 billion in 2022 to RMB12.0 billion (US$2.0 billion) in 2023.

Consolidated Trust Plans

Our net interest income from consolidated trust plans decreased by 48.6% from RMB15.7 billion in 2022 to RMB8.0 billion (US$1.1 billion) in 2023. Interest income from consolidated trust plans decreased by 42.9% from RMB25.9 billion in 2022 to RMB14.8 billion (US$2.1 billion) in 2023, and interest expenses decreased by 34.2% from RMB10.2 billion in 2022 to RMB6.7 billion (US$0.9 billion) in 2023, in both cases primarily due to the decrease in our average balance of loans originated by consolidated trust plans from RMB194.3 billion in 2022 to RMB142.3 billion (US$20.0 billion) in 2023. Interest income represents interest income receivable by loans funded by these trust plans while interest expenses represent interest payable by these consolidated trust plans to their investors.

Microloans and Consumer Finance

Our net interest income from microloans and consumer finance increased by 29.3% from RMB3.3 billion in 2022 to RMB4.3 billion (US$0.6 billion) in 2023. Interest income from microloans and consumer finance increased by 24.4% from RMB4.0 billion in 2022 to RMB5.0 billion (US$0.7 billion) in 2023. Interest expense from microloans and consumer finance remained stable at RMB0.7 billion (US$0.1 billion) in 2023, compared to to RMB0.7 billion in 2022. The increase in interest income from microloans and consumer finance was primarily due to the expansion of our consumer finance business. The outstanding loan balance of our consumer finance business increased from RMB29.7 billion as of December 31, 2022 to RMB37.1 billion (US$5.2 billion) as of December 31, 2023.

Guarantee Income

Our guarantee income decreased by 40.4% from RMB7.4 billion in 2022 to RMB4.4 billion (US$0.6 billion) in 2023. This decrease was primarily attributable to a decrease in the loan balance and a lower average fee rate.

Other Income

Our other income decreased by 7.6% from RMB1.2 billion in 2022 to RMB1.1 billion (US$0.2 billion) in 2023. This decrease was primarily attributable to the change of fee structure that we charged to our credit enhancement partners.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 37.4% from RMB15.8 billion in 2022 to RMB9.9 billion (US$1.4 billion) in 2023.

Borrower Acquisition Expenses

Our borrower acquisition expenses decreased by 36.0% from RMB7.9 billion in 2022 to RMB5.0 billion (US$0.7 billion) in 2023. Our borrower acquisition expenses primarily represent the expenses we incur as compensation for new loans we enabled that generated technology platform–based income, both for loans enabled in 2022 and for loans enabled in prior years whose remaining balance and tenor of obligations had not lapsed. The decrease in borrower acquisition expenses was primarily due to the decreased new loan sales.

Investor Acquisition and Retention Expenses

Our investor acquisition and retention expenses decreased by 92.0% from RMB301.1 million in 2022 to RMB24.0 million (US$3.4 million) in 2023. This decrease was primarily due to the decreased transaction volume.

General Sales and Marketing Expenses

Our general sales and marketing expenses decreased by 34.2% from RMB6.7 billion in 2022 to RMB4.4 billion (US$0.6 billion) in 2023. This decrease was primarily due to the decrease in staff costs for sales and marketing personnel.

Referral Expenses From Platform Service

Our referral expenses from platform service decreased by 53.5% from RMB936.6 million in 2022 to RMB435.1 million (US$61.3 million) in 2023. This decrease was primarily due to the decrease in new loan sales through Lujintong.

General and Administrative Expenses

Our general and administrative expenses decreased by 18.6% from RMB2.8 billion in 2022 to RMB2.3 billion (US$0.3 billion) in 2023. This decrease was primarily due to our expense control measures and the decrease in taxes and surcharges.

Operation and Servicing Expenses

Our operation and servicing expenses decreased by 4.8% from RMB6.4 billion in 2022 to RMB6.1 billion (US$0.9 billion) in 2023, primarily due to our expense control measures and the decrease in the loan balance, partially offset by the increased resources we invested in collection services.

Technology and Analytics Expenses

Our technology and analytics expenses decreased by 25.9% from RMB1.9 billion in 2022 to RMB1.4 billion (US$0.2 billion) in 2023. This decrease was primarily due to our improved efficiency and the expense control measures we adopted.

Impairment Losses

Our impairment losses, including credit impairment losses and asset impairment losses, decreased by 25.0% from RMB17.0 billion in 2022 to RMB12.7 billion (US$1.8 billion) in 2023.

Credit impairment losses decreased by 23.3% from RMB16.6 billion in 2022 to RMB12.7 billion (US$1.8 billion) in 2023, primarily due to the decrease in provision of loans and receivables as a result of the decreased loan balance, partially offset by the increase of actual losses.

Asset impairment losses decreased by 92.7% from RMB427.1 million in 2022 to RMB31.2 million (US$4.4 million) in 2023, primarily due to the higher base of impairment loss for the year ended December 31, 2022 as a result of impairment loss of long term investment.

Finance Costs

Our finance costs decreased by 66.6% from RMB1,239.0 million in 2022 to RMB414.0 million (US$58.3 million) in 2023, primarily due to the decreased interest expenses as a result of our early repayment of Ping An Convertible Promissory Notes and repayment of optionally convertible promissory notes.

Income Tax Expenses

Our income tax expenses decreased by 87.4% from RMB4,238.2 million in 2022 to RMB610.6 million (US$86.0 million) in 2023. The decrease was primarily due to the decrease in profit before income tax expenses.

Net Profits

As a result of the above, our net profits decreased by 88.2% from RMB8.8 billion in 2022 to RMB1.0 billion (US$145.7 million) in 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Technology Platform–based Income

Our technology platform–based income decreased by 23.7% from RMB38.3 billion in 2021 to RMB29.2 billion in 2022. This decrease was primarily due to a decrease of 22.2% in retail credit and enablement service fees from RMB36.8 billion in 2021 to RMB28.6 billion in 2022 and a decrease of 60.2% in other technology platform-based income from RMB1.5 billion in 2021 to RMB0.6 billion in 2022. The decrease of 22.2% in retail credit and enablement service fees was mainly due to a decrease of 39.3% in loan enablement service fees from RMB5.7 billion in 2021 to RMB3.4 billion in 2022 and a decrease of 21.0% in post-origination service fees from RMB30.4 billion in 2021 to RMB24.0 billion in 2022, which were primarily due to a decrease in new loan sales of our off-balance sheet loans which are funded by banks and by unconsolidated trust plans, and changes in our business model that resulted in more income being recognized as net interest income and guarantee income, partially offset by an increase of 62.4% in referral income from platform services from RMB0.7 billion in 2021 to RMB1.1 billion in 2022 as a result of an increase in new loan sales through Lujintong.

Net Interest Income

Our net interest income increased by 33.9% from RMB14.2 billion in 2021 to RMB19.0 billion in 2022.

Consolidated Trust Plans

Our net interest income from consolidated trust plans increased by 22.0% from RMB12.8 billion in 2021 to RMB15.7 billion in 2022. Interest income from consolidated trust plans increased by 21.9% from RMB21.2 billion in 2021 to RMB25.9 billion in 2022, and interest expenses increased by 21.6% from RMB8.4 billion in 2021 to RMB10.2 billion in 2022, in both cases primarily driven by the increase in our average balance of loans originated by consolidated trust plans from RMB157.2 billion in 2021 to RMB194.3 billion in 2022. Interest income represents interest income receivable by loans funded by these trust plans while interest expenses represent interest payable by these consolidated trust plans to their investors.

Microloans and Consumer Finance

Our net interest income from microloans and consumer finance increased by 147% from RMB1.3 billion in 2021 to RMB3.3 billion in 2022. Interest income from microloans and consumer finance increased by 162% from RMB1.5 billion in 2021 to RMB4.0 billion in 2022, and interest expense from microloans and consumer finance increased from RMB0.2 billion in 2021 to RMB0.7 billion in 2022. The increases were primarily due to the expansion of our consumer finance business, as we had ceased to make microloans in 2020. The outstanding loan balance of our consumer finance business increased from RMB11.6 billion as of December 31, 2021 to RMB29.7 billion as of December 31, 2022.

Guarantee Income

Our guarantee income increased by 68.7% from RMB4.4 billion in 2021 to RMB7.4 billion in 2022. This increase was primarily attributable to the increase in the proportion of the loans we enabled for which we had provided credit enhancement.

Other Income

Our other income decreased by 68.1% from RMB3.9 billion in 2021 to RMB1.2 billion in 2022. This decrease was primarily attributable to a refund of account management fees to Ping An P&C as a result of worse-than-expected collection performance, and the narrowing down of service scope and change of fee structure that we provided and charged to Ping An P&C since the third quarter of 2022.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 12.4% from RMB18.0 billion in 2021 to RMB15.8 billion in 2022.

Borrower Acquisition Expenses

Our borrower acquisition expenses decreased by 22.3% from RMB10.1 billion in 2021 to RMB7.9 billion in 2022. Our borrower acquisition expenses primarily represent the expenses we incur as compensation for new loans we enabled that generated technology platform–based income, both for loans enabled in 2022 and for loans enabled in prior years whose remaining balance and tenor of obligations had not lapsed. The decrease in borrower acquisition expenses was primarily due to decreased new loan sales and reductions in commissions.

Investor Acquisition and Retention Expenses

Our investor acquisition and retention expenses decreased by 55.5% from RMB0.7 billion in 2021 to RMB0.3 billion in 2022. This decrease was primarily due to the decrease in sales of wealth management products.

General Sales and Marketing Expenses

Our general sales and marketing expenses increased by 0.3% from RMB6.6 billion in 2021 to RMB6.7 billion in 2022. This increase was primarily due to the increase in staff costs for sales and marketing personnel.

Referral Expenses From Platform Service

Our referral expenses from platform service increased by 67.4% from RMB0.6 billion in 2021 to RMB0.9 billion in 2022. This increase was primarily due to the increase in new loan sales through Lujintong.

General and Administrative Expenses

Our general and administrative expenses decreased by 20.5% from RMB3.6 billion in 2021 to RMB2.8 billion in 2022. This decrease was primarily due to cost control measures we instituted in 2022.

Operation and Servicing Expenses

Our operation and servicing expenses decreased by 1.9% from RMB6.6 billion in 2021 to RMB6.4 billion in 2022, primarily due to the decrease in our total outstanding balance of loans.

Technology and Analytics Expenses

Our technology and analytics expenses decreased by 10.2% from RMB2.1 billion in 2021 to RMB1.9 billion in 2022. This decrease was primarily due to our improved efficiency.

Impairment Losses

Our impairment losses, including credit impairment losses and asset impairment losses, increased by 119% from RMB7.7 billion in 2021 to RMB17.0 billion in 2022.

Credit impairment losses increased by 149% from RMB6.6 billion in 2021 to RMB16.6 billion in 2022, primarily due to the increase of provision and indemnity loss driven by increased risk exposure and by worsening credit performance due to the impact of successive COVID-19 outbreaks on the Chinese economy.

Asset impairment losses decreased by 61.2% from RMB1.1 billion in 2021 to RMB0.4 billion in 2022.

Finance Costs

Our finance costs increased by 24.5% from RMB1.0 billion in 2021 to RMB1.2 billion in 2022, due primarily to our redemption of convertible promissory notes as well as the increase in our total borrowings.

Income Tax Expenses

Our income tax expenses decreased by 36.7% from RMB6.7 billion in 2021 to RMB4.2 billion (US$0.6 billion) in 2022. The decrease was primarily due to the 44.4% decrease in profit before income tax expenses.

Net Profits

As a result of the above, our net profits decreased by 47.5% from RMB16.7 billion in 2021 to RMB8.8 billion in 2022.

B.	Liquidity and Capital Resources

We had net cash generated from operating activities of RMB4,987 million, RMB4,455 million and RMB15,030 million (US$2,117 million) in 2021, 2022 and 2023, respectively.

In addition to net cash generated from operating activities, we raised cash from three rounds of equity financing prior to our initial public offering, the first two in 2015 and 2016, and the third with separate closings in 2018 and 2019, as well as a three-year syndicated loan facility agreement and our initial public offering in 2020. We did not receive cash from our issuance of automatically convertible promissory notes and optionally convertible promissory notes in 2020. As of December 31, 2023, all of the automatically convertible promissory notes had converted into our ordinary shares, and all of the optionally convertible promissory notes, along with the accrued interest, had been fully repaid.

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2021	2022	2023
	(RMB)	(RMB)	(RMB)	(US$)
	(in millions)
Summary Consolidated Cash Flows Data:
Net cash generated from operating activities	4,987	4,455	15,030	2,117
Net cash (used in)/generated from investing activities	314	8,448	(5,937)	(836)
Net cash generated from/(used in) financing activities	(2,448)	(9,919)	(20,555)	(2,895)
Effect of exchange rate changes on cash and cash equivalents	(143)	57	405	57

Net increase/(decrease) in cash and cash equivalents	2,711	3,041	(11,057)	(1,557)
Cash and cash equivalents at beginning of the year	23,786	26,496	29,538	4,160

Cash and cash equivalents at end of the year	26,496	29,538	18,480	2,603

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

As of December 31, 2023, we had RMB39.6 billion (US$5.6 billion) in cash at bank, of which 98.8% was held in Renminbi. All of our cash at bank are held by major financial institutions located in China, which we believe are of high credit quality. As of December 31, 2023, there were two banks with which our cash and cash equivalents balance exceeded 10% of our total cash at bank. We had cash generated from operating activities of RMB5.0 billion, RMB4.5 billion and RMB15.0 billion (US$2.1 billion) in the year ended December 31, 2021, 2022 and 2023, respectively.

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

Operating Activities

Net cash generated from operating activities for the year ended December 31, 2023 was RMB15.0 billion (US$2.1 billion), as compared to profit before income tax expenses of RMB1.6 billion (US$0.2 billion) for the same period. The difference was primarily due to a decrease in loans to customers and accounts and other receivables of RMB105.9 billion and a decrease in accounts and other payables of RMB96.7 billion. The decrease in loans to customers and accounts and other receivables was mainly due to the decrease in outstanding balance of loans originated by consolidated trust plans and the decrease in accounts and other receivables as we prudently scaled down our business due to macroeconomic challenges. The decrease in accounts and other payables and payables to investors of consolidated structured entities was mainly due to the decrease in payables to investors of consolidated trust plans as a result of the decrease in outstanding balance of loans originated by consolidated trust plans. In addition to these changes in our working capital accounts, the difference between our net cash generated from operating activities and our profit before income tax expenses was also due to the impact of certain other items, in particular unrealized credit impairment losses of RMB5.6 billion and finance cost classified as financing activities of RMB1.8 billion, partially offset by investment income classified as investing activities of RMB1.2 billion.

Net cash generated from operating activities for the year ended December 31, 2022 was RMB4.5 billion, as compared to profit before income tax expenses of RMB13.0 billion for the same period. The difference was primarily due to a decrease in loans to customers and accounts and other receivables of RMB10.4 billion and a decrease in accounts and other payables of RMB24.1 billion. The decrease in loans to customers and accounts and other receivables was mainly due to the decrease in outstanding balance of loans originated by consolidated trust plans and the decrease in accounts and other receivables as we prudently scaled down our business due to macroeconomic challenges. The decrease in accounts and other payables and payables to investors of consolidated structured entities was mainly due to the decrease in payables to investors of consolidated trust plans as a result of the decrease in outstanding balance of loans originated by consolidated trust plans. In addition to these changes in our working capital accounts, the difference between our net cash generated from operating activities and our profit before income tax expenses was also due to the impact of certain other items, in particular unrealized credit impairment losses of RMB12.0 billion, finance cost classified as financing activities of RMB2.5 billion and foreign exchange losses of RMB0.9 billion, partially offset by investment income classified as investing activities of RMB1.5 billion.

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

Net cash used in investing activities for 2023 was RMB5.9 billion (US$0.8 billion), primarily as a result of payment for acquisition of investment assets of RMB73.9 billion, partially offset by proceeds from sale of investment assets of RMB67.0 billion and interest received on investment assets of RMB1.0 billion.

Net cash generated from investing activities for 2022 was RMB8.4 billion, primarily as a result of proceeds from sale of investment assets of RMB99.0 billion, a decrease in securities purchases under agreements to resell of RMB5.5 billion and interest received on investment assets of RMB1.7 billion, partially offset by payment for acquisition of investment assets of RMB97.7 billion.

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

Net cash used in financing activities for 2023 was RMB20.6 billion (US$2.9 billion), primarily as a result of repayment of borrowings of RMB18.3 billion, repayment of optionally convertible promissory notes of RMB8.3 billion, payment for early redemption and extension of convertible promissory notes payable of RMB3.6 billion and repayment of bonds payable of RMB2.2 billion, partially offset by proceeds from borrowings of RMB14.6 billion.

Net cash used in financing activities for 2022 was RMB9.9 billion, primarily as a result of payment for interest expenses and dividend declared of RMB8.9 billion, repayment of borrowings of RMB5.8 billion and repayment of convertible promissory note payable of RMB3.7 billion, partially offset by proceeds from borrowings of RMB9.0 billion.

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

Off–Balance Sheet Arrangements

As of December 31, 2023, the majority of financing guarantees for the loans we enabled were provided by third-party credit enhancement providers, while the remainder were provided by our licensed financing guarantee subsidiary. The following table sets forth the balance of our remaining commitment as at each balance sheet date under the financing guarantee contracts for which we do not consolidate the underlying loans.

	As of December 31,
	2021	2022	2023
	(RMB)	(RMB)	(RMB)	(US$)
	(in millions)
Financing guarantee commitments	64,731	68,503	54,903	7,733

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)
	(in millions)
Non-cancellable leases	39	5	24	3	14	2	0	0	—	—

Non-cancellable leases represent leases for office premises.

As of December 31, 2023, we had committed to significant capital expenditure totaling HK$933 million for the acquisition of a virtual bank in Hong Kong. This expenditure has not yet been recognized as a liability as of the date of this annual report. For further details on this acquisition, please refer to “Item 4. Information on the Company—History and Development of the Company.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

Holding Company Structure

Lufax Holding Ltd is a holding company with no material operations of its own. We conduct operations in China primarily through our subsidiaries, the consolidated affiliated entities and their subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Lufax Holding Ltd’s ability to continue paying dividends to its shareholders and investors of the ADSs in the future, as well as its ability to service any debt it has incurred or may incur, may depend upon dividends paid by our PRC subsidiaries and, indirectly, on technical and consulting service fees paid by the consolidated affiliated entities in China. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries and consolidated affiliated entities may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. Some of our subsidiaries are also required to set aside risk reserve funds. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Some of our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds or general risk reserves.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Our Technology” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

Not applicable.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Yong Suk Cho	52	Chairman of the Board and Chief Executive Officer
Gregory Dean Gibb	57	Director and Co-Chief Executive Officer
Yonglin Xie	55	Director
Xin Fu	44	Director
Yuqiang Huang	42	Director
Rusheng Yang	56	Independent Director
Weidong Li	55	Independent Director
Xudong Zhang	58	Independent Director
David Xianglin Li	60	Independent Director
Dongqi Chen	55	General Manager
Youn Jeong Lim	53	Chief Risk Officer
David Siu Kam Choy	49	Chief Financial Officer
Jinliang Mao	57	Chief Technology Officer

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

Mr. Yonglin Xie has been a director of our company since August 2023. Mr. Xie is currently an executive director, the president and co-CEO of Ping An Insurance (a company whose shares are dually listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318) and one of the controlling shareholders of our company) and the chairman of Ping An Bank (a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 000001)). Mr. Xie joined Ping An Insurance in 1994 and has been serving as a director of Ping An Insurance since April 2020. He was the deputy director of Ping An Insurance’s Strategic Development & Reform Center from June 2005 to March 2006. He held positions of the operations director, the human resources director, and a vice president of Ping An Bank from March 2006 to November 2013, and served as the special assistant to the chairman, the president and the CEO, and the chairman of Ping An Securities Co., Ltd. from November 2013 to November 2016 consecutively. He was a senior vice president of Ping An Insurance from September 2016 to December 2019. Previously, Mr. Xie served as the deputy general manager of sub-branches of Ping An Property & Casualty Insurance Company of China, Ltd., the deputy general manager and then the general manager of branches of Ping An Life Insurance Company of China, Ltd., and the general manager of the marketing department of Ping An Life. Mr. Xie graduated from Nanjing University with a Ph.D. in Corporate Management and a Master of Science degree.

Ms. Xin Fu has been a director of our company since November 2022. Currently, she has been serving as the senior vice president of Ping An Group since August 2023. She joined Ping An Group in October 2017 as general manager of its planning department, and served as deputy chief financial officer of Ping An Group between March 2020 and March 2022. Prior to joining Ping An Group, Ms. Fu worked in Roland Berger Enterprise Management (Shanghai) Co., Ltd from August 2015 to October 2017, where she had years of experience in planning and implementing finance and fintech related projects. Ms. Fu has also been serving as a non-executive director of OneConnect Financial Technology Co., Ltd., a company listed on the NYSE (stock code: OCFT) and on the Hong Kong Stock Exchange (stock code: 6638), since November 2022. Ms. Fu obtained a master’s degree in business administration from Shanghai Jiao Tong University in June 2012.

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

Mr. Rusheng Yang has been an independent director of our company since July 2020. Mr. Yang currently is a partner at Jonten Certified Public Accountants and an independent non-executive director of IPE Group Limited, a company listed on the Hong Kong Stock Exchange (stock code: 929), since June 2017. Mr. Yang has over 20 years of experience in the finance, audit and tax industries. Mr. Yang served as the senior manager at Shenzhen Yongming CPA Co., Ltd. from October 1994 to December 2000, partner at Shenzhen Guangshen Certified Public Accountants Firm from January 2001 to December 2004, managing partner at Shenzhen Youxin Certified Public Accountants Firm from January 2005 to July 2007, managing partner at Wanlong Asia CPA Co., Ltd. from August 2007 to September 2009, partner at Crowe Horwath China Certified Public Accountants Co., Ltd. from October 2009 to September 2013, and partner at Rui Hua Certified Public Accountants from October 2013 to December 2019. Mr. Yang has been a partner at Zhongtianyun Certified Public Accountants (Special General Partnership) since January 2020. Mr. Yang obtained his master’s degree in accounting from Jinan University in June 1993. Mr. Yang is a certified public accountant since January 1995 and is currently a certified tax agent in the PRC.

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

Mr. Xudong Zhang has been an independent director of our company since April 2018. Mr. Zhang also served as an independent director of Ping An Securities Co., Ltd. from January 2017 to November 2022 and serves as a director of Chifeng Jilong Gold Mining Co., Ltd., a company listed on the Shanghai Stock Exchange (stock code: 600988), since January 2022. Mr. Zhang is currently the chairman of Huakong Tsingjiao Information Science (Beijing) Co., Ltd. Mr. Zhang has extensive experiences in the financial services industry. Mr. Zhang served as a private placement service analyst in New England Financial from October 1990 to June 1994, a vice president in BankBoston, N.A. from July 1994 to September 1996, and a managing director of corporate finance department in Koch Industries, Inc. from September 1996 to July 1998. Mr. Zhang subsequently served as the managing director and head of China structured sales in global markets division of Deutsche Bank AG, Hong Kong Branch from March 2007 to August 2009, and the managing director of the fixed income, currency & commodities divisions of Goldman Sachs (Asia) L.L.C. from September 2009 to December 2012. He was the chairman of Sapinda Asia Pacific Holdings Limited from July 2014 to September 2016. Mr. Zhang obtained his master’s degree in community economic development from Southern New Hampshire University (formerly known as New Hampshire College) in September 1990.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of RMB33.7 million (US$4.7 million) in cash and benefits to our executive officers and directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors or entered into service contracts with our directors providing for benefits upon termination of employment. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing fund.

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

Share Incentive Plans

Amended and Restated Phase I Share Incentive Plan

We adopted the Phase I Share Incentive Plan in December 2014 and the Phase II Share Incentive Plan in August 2015. These plans were amended and restated from time to time. In April 2023, we terminated the Phase II Share Incentive Plan. Simultaneously, we further amended and restated the Phase I Share Incentive Plan, which we refer to as the 2014 Plan in this annual report. This modification aimed to merge the award pools of both plans and ensure that the 2014 Plan complies with Chapter 17 of the Hong Kong Listing Rules.

The maximum aggregate number of shares authorized and reserved under the 2014 Plan is 30,644,803 ordinary shares. As of March 31, 2024, options to purchase a total of 12,482,505 ordinary shares were outstanding under the 2014 Plan.

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

Grant letter. Each option grant should be supported by a grant letter issued by our company to the participants. Each grant is subject to all terms and conditions outlined in the 2014 Plan, and the corresponding grant letter will specify the terms for each grant.

Eligible participants. We may grant options to our directors, officers, employees, service providers, and employees of any entity directly or indirectly controlling us, controlled by us, or under common control with us.

Vesting schedule. Unless otherwise approved by our board of directors, the vesting schedule for each grant is four years, and each grant may start to vest on the first anniversary of the date of grant, with the maximum number of options vested for each year being 25% of such grant, subject to certain exceptions provided in the 2014 Plan. Vesting is subject to performance targets. In determining vested options for each grant, our board considers the operating results of our company and related entities and the individual performance of the participants in the most recent appraisal and their performance ranking. Our board may adjust the performance targets attached to each grant.

Exercise of options. Our board of directors determines the exercise price per ordinary share or per ADS for each option in accordance with the terms of the 2014 Plan. The exercise price per ordinary share may not be set below the higher of (i) the fair market value of one ordinary share on the grant date and (ii) the par value of one ordinary share. In the case of options exercisable into ADSs with the exercise price in U.S. dollars, the exercise price per ADS may not be set below the closing price of the ADSs as stated in the NYSE’s daily quotations sheet on the grant date, if the grant date is a trading day of the NYSE, or the average closing price of the ADSs as stated in the NYSE’s daily quotation sheets for the five business days immediately preceding the grant date, if the grant date is not a trading day of the NYSE. In the case of options exercisable into ordinary shares with the exercise price in Hong Kong dollars, the exercise price per ordinary share may not be set below the closing price of the ordinary shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the grant date, if the grant date is a trading day of the Hong Kong Stock Exchange, or the average closing price of the ordinary shares as stated in the Hong Kong Stock Exchange’s daily quotation sheets for the five business days immediately preceding the grant date, if the grant date is not a trading day of the Hong Kong Stock Exchange.

Unless approved by our shareholders, the total number of ordinary shares issued and to be issued by our company upon the vesting or exercise of all options and/or awards granted and to be granted under the 2014 Plan and other share incentive plans of our company to each eligible participant (excluding any lapsed awards) in any 12-month period cannot exceed 1% of the total number of issued and outstanding ordinary shares of our company.

Lapse of options. Options remain valid for ten years from the grant date and lapse automatically at the term’s end unless exercised or already lapsed.

Transfer restriction. Unless otherwise permitted by applicable law and agreed upon by our board of directors, options may not be transferred, pledged or otherwise disposed of in any manner by the participants.

Amendment and termination. Unless otherwise permitted by the 2014 Plan or applicable rules, our board of directors has discretionary authority to amend the 2014 Plan. Shareholders’ approval is necessary for any change to (i) the material terms of the 2014 Plan, (ii) the terms of the 2014 Plan relating to the matters set out in Rule 17.03 of the Hong Kong Listing Rules to the advantage of the participants, or (iii) the authority of our board of directors or the administrator to amend the terms of the 2014 Plan. The 2014 Plan has a ten-year term and will terminate in December 2024. Our board of directors may decide to terminate the 2014 Plan before the expiry of its term, following which no further options will be granted thereunder. However, outstanding options granted under the 2014 Plan may still vest or be exercised pursuant to the original grant terms even after termination.

Amended and Restated 2019 Performance Share Unit Plan

We adopted the 2019 Performance Share Unit Plan in September 2019. We refer to this plan as the 2019 Plan in this annual report. We have amended and restated the 2019 Plan from time to time, most recently in April 2023, when we further amended and restated it to ensure that it complies with Chapter 17 of the Hong Kong Listing Rules.

The maximum aggregate number of shares authorized and reserved under the 2019 Plan is 15,000,000 ordinary shares. As of March 31, 2024, performance share units to receive a total of 1,789,050 ordinary shares were outstanding under the 2019 Plan.

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

Grant letter. Each option grant should be supported by a grant letter issued by our company to the participants. Each grant is subject to all terms and conditions outlined in the 2019 Plan, and the corresponding grant letter will specify the terms for each grant.

Eligible participants. We may grant options to our directors, officers, employees, service providers, and employees of any entity directly or indirectly controlling us, controlled by us, or under common control with us.

Unlocking schedule. Unless otherwise approved by our board of directors, the unlocking schedule for each grant is four years, and each grant may start to unlock on the first anniversary of the date of grant, with the maximum number of performance share units unlocked for each year being 25% of such grant, subject to certain exceptions provided in the 2019 Plan. Unlocking is subject to performance targets. In determining unlocked performance share units for each grant, our board considers the operating results of our company and related entities, the market price of our ordinary shares and ADSs, and the individual performance of the participants in the most recent appraisal and their performance ranking. Our board may adjust the performance targets attached to each grant.

Vest of performance share units. Unless approved by our shareholders, the total number of ordinary shares issued and to be issued by our company upon the vesting or exercise of all performance share units and/or awards granted and to be granted under the 2019 Plan and other share incentive plans of our company to each eligible participant (excluding any lapsed awards) in any 12-month period cannot exceed 1% of the total number of issued and outstanding ordinary shares of our company.

Lapse of performance share units. Performance share units remain valid for ten years from the grant date and lapse automatically at the term’s end unless vested or already lapsed.

Transfer restriction. Unless otherwise permitted by applicable law and agreed upon by our board of directors, performance share units may not be transferred, pledged or otherwise disposed of in any manner by the participants.

Amendment and termination. Unless otherwise permitted by the 2019 Plan or applicable rules, our board of directors has discretionary authority to amend the 2019 Plan. Shareholders’ approval is necessary for any change to (i) the material terms of the 2014 Plan, (ii) the terms of the 2019 Plan relating to the matters set out in Rule 17.03 of the Hong Kong Listing Rules to the advantage of the participants, or (iii) the authority of our board of directors or the administrator to amend the terms of the 2019 Plan. The 2019 Plan has a ten-year term. Our board of directors may decide to terminate the 2019 Plan before the expiry of its term, following which no further performance share units will be granted thereunder. However, outstanding performance share units granted under the 2019 Plan may still vest or be exercised pursuant to the original grant terms even after termination.

The following table summarizes, as of March 31, 2024, the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers pursuant to the 2014 Plan.

Name	Ordinary Shares Underlying Outstanding Options Granted	Exercise Price for Options (Per Ordinary Share in RMB)	Date of Grant	Vesting Period	Date of Expiration
Yong Suk Cho	*	98.06 – 118.0	April 8, 2016 and December 29, 2017	4 years	April 8, 2026 and December 29, 2027
Gregory Dean Gibb	*	8.0 – 98.06	December 22, 2014 to April 1, 2017	4 years	December 22, 2024 to April 1, 2027
Dongqi Chen	*	98.06	August 1, 2016	4 years	August 1, 2026
Youn Jeong Lim	*	98.06	August 1, 2016	4 years	August 1, 2026
Jinliang Mao	*	50.0 – 118.00	August 14, 2015 to December 29, 2017	4 years	August 14, 2025 to December 29, 2027

*	Less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2024, the number of ordinary shares underlying outstanding performance share units that we granted to our directors and executive officers pursuant to the 2019 Plan.

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

As of March 31, 2024, our employees and consultants other than directors and executive officers as a group held options to purchase and performance share units to receive 11,993,506.5 ordinary shares, with exercise prices ranging from RMB8 per share to RMB118 per share for outstanding options.

C.	Board Practices

Board of Directors

Our board of directors consists of 9 directors. A director is not required to hold any shares in our company to qualify to serve as a director. Following a declaration of nature of interest pursuant to our memorandum and articles of association and subject to any separate requirement for audit committee approval under applicable law, the listing rules of the NYSE or the Hong Kong Listing Rules, and unless disqualified by the chairman of the board meeting, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested. The directors may exercise all the powers of the company to raise or borrow money, to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital and subject to the Companies Act (As Revised) of the Cayman Islands, to issue debentures, bonds or other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party.

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

Audit Committee. Our audit committee consists of Mr. Rusheng Yang, Mr. Xudong Zhang and Mr. David Xianglin Li, and is chaired by Mr. Rusheng Yang. Each of Mr. Yang, Mr. Zhang and Mr. Li satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Rusheng Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•

selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm, subject to shareholders’ approval regarding the appointment, removal and remuneration of the independent auditors pursuant to the Hong Kong Listing Rules;

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

•

reviewing annually with the board the current structure, size and composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

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

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties, including duties of loyalty and a duty to act honestly, in good faith with a view to our best interests. Our directors also owe a duty of care, diligence and skill to us. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. You should refer to “Item 10. Additional information—B. Memorandum and Articles of Association—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his or her creditors; or (ii) dies or is found by our company to be of unsound mind or (iii) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings and the board resolves that his office be vacated; or (iv) is prohibited by law or the listing rules of the NYSE or the Hong Kong Listing Rules from being a director; or (v) ceases to be a director by virtue of any provision of the law of the Cayman Islands or is removed from office pursuant to our memorandum and articles of association.

At every annual general meeting of the company, one-third of the directors (or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third) are required to retire from office by rotation provided that every director (including every independent director and/or those appointed for a specific term) is required to be subject to retirement by rotation at least once every three years. A retiring director can retain office until the close of the meeting at which he or she retires and will be eligible for re-election thereat.

D.	Employees

Our success depends on our ability to attract, retain and motivate qualified personnel, including personnel from both the finance and technology industries. We had a total of 92,380 full-time employees as of December 31, 2021, a total of 71,034 full-time employees as of December 31, 2022, and a total of 36,215 full-time employees as of December 31, 2023. Almost all of our employees are based in China.

The following table sets forth a breakdown of our employees by function as of December 31, 2023:

Function	Number of Employees	Percentage
Sales and marketing
Direct sales	21,443	59.2%
Channel management	1,614	4.5%
Online sales	1,608	4.4%

Total sales and marketing	24,665	68.1%
Credit assessment	1,260	3.5%
Post-origination services	6,340	17.5%
General and administrative	3,163	8.7%
Technology and research	567	1.6%
Other	220	0.6%

Total	36,215	100.0%

The following table sets forth the number of our employees by geography as of December 31, 2023:

	Number of Employees	Percentage
Jiangsu	4,816	13.3%
Guangdong	3,605	10.0%
Shanghai	2,588	7.1%
Shandong	2,518	7.0%
Hebei	2,504	6.9%
Hubei	2,347	6.5%
Henan	1,859	5.1%
Sichuan	1,790	4.9%
Anhui	1,770	4.9%
Hunan	1,434	4.0%
Others	10,984	30.3%

Total	36,215	100.0%

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

As required by PRC laws and regulations, we participate in housing fund and various employee social security plans that are organized by the regional government authorities, including housing, pension, medical, work-related injury, maternity insurance and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accident insurance coverage for our employees. In 2021, 2022 and 2023, we complied with all material aspects of these requirements and were not subject to any material administrative fines or penalties.

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

The calculations in the table below are based on 1,146,570,557 ordinary shares outstanding (excluding shares underlying the ADSs repurchased by our company pursuant to the share repurchase programs and shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the share incentive plans) as of March 31, 2024.

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

Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers**:
Yong Suk Cho	*	*
Gregory Dean Gibb	*	*
Yonglin Xie(1)	—	—
Xin Fu(1)	—	—
Yuqiang Huang(1)	—	—
Rusheng Yang(2)	—	—
Weidong Li(3)	—	—
Xudong Zhang(4)	—	—
David Xianglin Li(5)	—	—
Dongqi Chen	*	*
Youn Jeong Lim	*	*
David Siu Kam Choy	*	*
Jinliang Mao	*	*
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Ping An Group(6)	474,905,000	41.4
Tun Kung Company Limited(7)	308,198,174	26.9

*	Less than 1% of our total outstanding shares.
**

Except as indicated otherwise below, the business address of our directors and executive officers is Tower A, Shanghai Ping An Building, No. 206 Kaibin Road, Xuhui District, Shanghai, the People’s Republic of China.

(1)	The business address of Mr. Yonglin Xie, Ms. Xin Fu and Mr. Yuqiang Huang is Ping An Financial Center, 5033 Yitian Road, Futian District, Shenzhen, Guangdong, the People’s Republic of China.
(2)	The business address of Mr. Rusheng Yang is 2609B Golden Central Tower, 3037 Jintian Road, Futian District, Shenzhen, Guangdong, the People’s Republic of China.
(3)	The business address of Mr. Weidong Li is Pilkem Commercial Centre, 8 Pilkem Street, Kowloon, Hong Kong.
(4)	The business address of Mr. Xudong Zhang is 10/F, Chuangye Building, Tsinghua University Science Park, Haidian District, Beijing, the People’s Republic of China.
(5)	The business address of Mr. David Xianglin Li is Office 714, 211 West Huaihai Road, Shanghai, the People’s Republic of China.
(6)

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

(7)

Represents 308,198,174 ordinary shares beneficially owned by Tun Kung Company Limited, a British Virgin Islands company, consisting of (i) 246,550,714 ordinary shares held of record by Tun Kung Company Limited, (ii) 32,994,744 ordinary shares (represented by 16,497,372 ADSs) recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung Company Limited with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and September 2023, and (iii) 28,652,716 ordinary shares lent by Tun Kung Company Limited to certain designated dealers (including J.P. Morgan Broking (Hong Kong) Limited and/or its affiliates) to create additional liquidity of our company’s ordinary shares following the listing of our company’s ordinary shares on the Hong Kong Stock Exchange, as reported in a Schedule 13G/A jointly filed by Tun Kung Company Limited, Tongjun Investment Company Limited, and Lanbang Investment Company Limited on February 9, 2024. Each of Tongjun Investment Company Limited and Lanbang Investment Company Limited holds 47.2% and 52.8% of the issued and outstanding share capital of Tun Kung Company Limited, respectively, as reported in a Schedule 13G/A jointly filed by Tun Kung Company Limited, Tongjun Investment Company Limited, and Lanbang Investment Company Limited on February 9, 2024. Tongjun Investment Company Limited and Lanbang Investment Company Limited are both British Virgin Islands companies. Each of the two individuals, Mr. Wenwei Dou and Ms. Wenjun Wang, owns 50% of Tongjun Investment Company Limited’s shares. Each of the two individuals, Mr. Xuelian Yang and Mr. Jingkui Shi, owns 50% of Lanbang Investment Company Limited’s shares. The registered address of Tun Kung Company Limited, Tongjun Investment Company Limited and Lanbang Investment Company Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

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

Each shareholder of Lanbang Investment Company Limited, Mr. Jingkui Shi and Mr. Xuelian Yang, has granted an option to An Ke Technology Company Limited to purchase up to 100% of his shares in Lanbang Investment Company Limited, which we refer to as the Lanbang Offshore Call Options. Lanbang Investment Company Limited held 52.8% of the shares of Tun Kung Company Limited, which in turn beneficially owned 14.2% of our ordinary shares. Each shareholder of Lanbang Investment Company Limited is entitled to his voting and other rights in Lanbang Investment Company Limited prior to An Ke Technology Company Limited’s exercise of the Lanbang Offshore Call Options.

Lanbang Investment Company Limited has also granted an option to An Ke Technology Company Limited to purchase up to 100% of its shares in Tun Kung Company Limited, which we refer to as the Tun Kung Offshore Call Options, and together with the Lanbang Offshore Call Options, which we refer to as the Offshore Call Options. Lanbang Investment Company Limited is entitled to its voting and other rights in Tun Kung Company Limited prior to An Ke Technology Company Limited’s exercise of the Tun Kung Offshore Call Options.

The shareholders of Lanbang Investment Company Limited also hold the entire equity interest in Shanghai Lanbang Investment Limited Liability Company, which holds 18.29% of the equity interest in two of the consolidated affiliated entities, Shanghai Xiongguo and Shenzhen Lufax Enterprise Management. Each of Mr. Jingkui Shi and Mr. Xuelian Yang has granted an option to Shenzhen Ping An Financial Technology Consulting Co. Ltd., the parent company of An Ke Technology Company Limited, to purchase up to 100% of his equity interest in Shanghai Lanbang Investment Limited Liability Company, which we refer to as the Onshore Call Options. The Offshore Call Options and the Onshore Call Options are collectively referred to as the Call Options.

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

In December 2022, China Ping An Insurance Overseas (Holdings) Limited, An Ke Technology Company Limited and our company entered into an amendment and supplemental agreement to amend the terms of the Ping An Convertible Promissory Notes, pursuant to which (i) the parties agreed to extend the maturity date from October 8, 2023 to October 8, 2026 and the commencement date of the conversion period from April 30, 2023 to April 30, 2026 for the remaining 50% outstanding Ping An Convertible Promissory Notes, and (ii) 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes shall be deemed redeemed from the effective date of the amendment and supplemental agreement. As a result, each of these Ping An Convertible Promissory Notes bears interest from the date of issuance, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of each of the Ping An Convertible Promissory Notes outstanding from time to time, which will be payable by us semi-annually until the eleventh anniversary of the issuance date of the Ping An Convertible Promissory Notes. The remaining 50% outstanding Ping An Convertible Promissory Notes which were not redeemed can be converted, in whole or in part, into our ordinary shares (or the ADSs) at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in the terms and conditions of each of the Ping An Convertible Promissory Notes. The Ping An Convertible Promissory Notes can be converted into an aggregate of 76,679,748 ordinary shares of our company as of March 31, 2024. Unless converted or purchased and canceled prior to October 8, 2026, we will redeem the remaining 50% outstanding principal amount of the Ping An Convertible Promissory Notes together with accrued interest on October 8, 2026. The holders of the Ping An Convertible Promissory Notes shall have the right (but not obligation) to require us to redeem the outstanding principal amount of the Ping An Convertible Promissory Notes and accrued interest after the occurrence of an event of default under the Ping An Convertible Promissory Notes and our company fails to take any remedial steps within 45 days after the receipt of the written notice served by the holders of the Ping An Promissory Notes specifying the occurrence of any of the events of defaults.

On September 30, 2020, we issued automatically convertible promissory notes and optionally convertible promissory notes in a total principal amount of US$1,361,925,000 to certain holders of our Class C ordinary shares, in exchange for a total of 45,287,111 Class C ordinary shares held by them. The automatically convertible promissory notes were converted into 7,566,665 ordinary shares upon the closing of our initial public offering in November 2020. In October 2023, we fully repaid the US$1,158 million total principal amount of the optionally convertible promissory notes, along with the accrued interest.

In March 2024, our board of directors resolved to recommend the declaration and distribution of a special dividend in the amount of US$1.21 per ordinary share or US$2.42 per ADS, subject to the approval of shareholders at the forthcoming annual general meeting to be held on May 30, 2024. If approved, this special dividend will be payable in cash, with eligible holders of ordinary shares given an option to elect to receive the special dividend wholly in the form of new ordinary shares and eligible holders of ADSs given an option to elect to receive the special dividend wholly in the form of new ADSs (except for Hong Kong Securities Clearing Company Nominees Limited, the depositary bank for the ADS program and other intermediaries such as brokers that are aggregating the elections of more than one holder, which may elect to receive their entitlement partly in cash and partly in the form of new ordinary shares or ADSs). If the special dividend is approved at the annual general meeting, a shareholder could become obligated to make a mandatory general offer pursuant to Rule 26 of the Hong Kong Code on Takeovers and Mergers if (i) the shareholder (together with parties acting in concert with it) increases its shareholding in our company to 30% or more of the enlarged issued share capital of our company, or (ii) depending on its overall shareholding percentage in our company, the shareholder (together with parties acting in concert with it) increases its shareholding in our company by more than 2% of the enlarged issued share capital of our company.

As of March 31, 2024, none of our ordinary shares are held by any record holder in the United States. It is likely that we have a large number of beneficial owners of our ADSs in the United States.

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

Contractual Arrangements with The Consolidated Affiliated Entities and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Ping An Group

Summary of Transactions with Ping An Group

For the years ended December 31, 2021, 2022 and 2023, we provided various types of services, including loan account management, wealth management product enablement and other services, to Ping An Group for an aggregate of RMB4,953.9 million, RMB2,583.2 million and RMB1,610.6 million (US$226.8 million) in technology platform based income and other income, respectively. Such income represented 8.0%, 4.4% and 4.7% of our total income for the years ended December 31, 2021, 2022 and 2023, respectively.

For the years ended December 31, 2021, 2022 and 2023, we had investment income and interest income from Ping An Group in the amount of RMB841.7 million, RMB619.4 million and RMB457.8 million (US$64.5 million), respectively, in connection with our investment products issued or managed by Ping An Group and bank deposits at Ping An Group, representing 1.4%, 1.1% and 1.3% of our total income for the years ended December 31, 2021, 2022 and 2023, respectively.

For the years ended December 31, 2021, 2022 and 2023, we had total expenses (excluding finance costs) to Ping An Group in the amount of RMB3,506.0 million, RMB2,569.1 million and RMB2,022.9 million (US$284.9 million), respectively, primarily in connection with accounting processing, data communication, transaction settlement, custodian, office premise rental services, technology support and HR support provided by Ping An Group to us, representing 9.1%, 5.7% and 6.2% of our total expenses for the years ended December 31, 2021, 2022 and 2023, respectively.

We incurred interest expense to Ping An Group in the aggregate amount of RMB6.2 million, RMB25.4 million and RMB14.1 million (US$2.0 million), respectively, for the years ended December 31, 2021, 2022 and 2023, in connection with borrowings from Ping An Group and interest paid to Ping An Group for its subscription in the consolidated wealth management products managed by us, representing 0.0%, 0.1% and 0.0% of our total expenses for the years ended December 31, 2021, 2022 and 2023, respectively.

We had cash balances of RMB9.6 billion, RMB14.3 billion and RMB10.9 billion (US$1.5 billion) held at banks who are affiliates with Ping An Group as of December 31, 2021, 2022 and 2023, respectively, representing 2.7%, 4.1% and 4.6% of our total assets as of December 31, 2021, 2022 and 2023, respectively.

We had account and other receivables and contract assets due from Ping An Group in the amount of RMB3,052.1 million, RMB2,951.6 million and RMB1,508.0 million (US$212.4 million) as of December 31, 2021, 2022 and 2023, respectively, representing 0.8%, 0.8% and 0.6% of our total assets as of December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2021, 2022 and 2023, we had balance of financial assets at amortized cost and financial investments (loans and receivables) and financial assets at fair value through profit or loss with Ping An Group in the amount of RMB4,779.9 million, RMB2,504.6 million and RMB1,501.0 million (US$211.4 million), respectively, primarily in connection with certain asset management plan products we purchased from Ping An Group, representing 1.3%, 0.7% and 0.6% of our total assets as of December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2021, 2022 and 2023, in addition to the convertible promissory notes we issued to China Ping An Insurance Overseas (Holdings) Limited as described below, we had borrowings due to Ping An Group in the amount of nil, RMB820.7 million and nil, respectively, representing nil, 0.3% and 0.0% of our total liabilities as of December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2021, 2022 and 2023, we had account and other payables and contract liabilities due to Ping An Group in the amount of RMB801.7 million, RMB4,400.7 million and RMB184.7 million (US$26.0 million), respectively, representing 0.3%, 1.7% and 0.1% of our total liabilities as of December 31, 2021, 2022 and 2023, respectively.

Convertible Promissory Notes Issued to China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited

In October 2015, in connection with our acquisition of the retail credit and enablement business from Ping An Insurance, we issued convertible promissory notes in an aggregate principal amount of US$1,953.8 million to China Ping An Insurance Overseas (Holdings) Limited. On the same date, China Ping An Insurance Overseas (Holdings) Limited agreed to transfer approximately US$937.8 million of the outstanding principal amount of the notes and all rights, benefits and interest attached thereunder to An Ke Technology Company Limited. We refer to the aforementioned convertible promissory notes issued to Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited as the Ping An Convertible Promissory Notes in this annual report.

In December 2022, China Ping An Insurance Overseas (Holdings) Limited, An Ke Technology Company Limited and our company entered into an amendment and supplemental agreement to amend the terms of the Ping An Convertible Promissory Notes, pursuant to which (i) the parties agreed to extend the maturity date from October 8, 2023 to October 8, 2026 and the commencement date of the conversion period from April 30, 2023 to April 30, 2026 for the remaining 50% outstanding Ping An Convertible Promissory Notes, and (ii) 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes shall be deemed redeemed from the effective date of the amendment and supplemental agreement. As a result, each of these Ping An Convertible Promissory Notes bears interest from the date of issuance, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of each of the Ping An Convertible Promissory Notes outstanding from time to time, which will be payable by us semi-annually until the eleventh anniversary of the issuance date of the Ping An Convertible Promissory Notes. The remaining 50% outstanding Ping An Convertible Promissory Notes which were not redeemed can be converted, in whole or in part, into our ordinary shares (or the ADSs) at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in the terms and conditions of each of the Ping An Convertible Promissory Notes. Unless converted or purchased and canceled prior to October 8, 2026, we will redeem the remaining 50% outstanding principal amount of the Ping An Convertible Promissory Notes together with accrued interest on October 8, 2026. The holders of the Ping An Convertible Promissory Notes shall have the right (but not obligation) to require us to redeem the outstanding principal amount of the Ping An Convertible Promissory Notes and accrued interest after the occurrence of an event of default under the Ping An Convertible Promissory Notes and our company fails to take any remedial steps within 45 days after the receipt of the written notice served by the holders of the Ping An Promissory Notes specifying the occurrence of any of the events of defaults.

In consideration of the above redemption and the extension of the maturity date and taking into account the fair market value of the Ping An Convertible Promissory Notes determined by the independent valuers, pursuant to the amendment and supplemental agreement, we agreed to pay China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited a total amount of US$1,071.1 million together with the unpaid interest accrued on the redeemed notes up to and including the effective date of the amendment and supplemental agreement. We had paid the first tranche payment in the total amount of US$535.5 million in December 2022 and the second tranche payment in the total amount of US$535.6 million in March 2023. As of December 31, 2023, the outstanding principal amount of the Ping An Convertible Promissory Notes amounted to US$976.9 million.

For the years ended December 31, 2021, 2022 and 2023, the contractual interest we were required to pay on the convertible promissory notes were US$7.5 million, US$3.5 million and US$3.7 million to China Ping An Insurance Overseas (Holdings) Limited and US$6.9 million, US$10.4 million and US$3.5 million to An Ke Technology Company Limited, respectively.

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

Acquisition of Ping An OneConnect Bank (Hong Kong) Limited

On November 13, 2023, we entered into a share purchase agreement with our related parties, OneConnect Financial Technology Co., Ltd. and Ping An OneConnect Bank (Hong Kong) Limited. Pursuant to this agreement, OneConnect Financial Technology Co., Ltd. agreed to sell the entire issued share capital of Jin Yi Tong Limited, the indirect holding company of Ping An OneConnect Bank (Hong Kong) Limited, to us for a consideration of HK$933 million (US$131 million) in cash. The transaction was closed on April 2, 2024, and we paid the purchase price in full on the same day.

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

Dividend Policy

On March 9, 2023, our board of directors approved a revised semi-annual cash dividend policy. Under the revised dividend policy, starting from 2023, we will declare and distribute a recurring cash dividend semi-annually in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to approximately 20% to 40% of our net profit in such fiscal year, or as otherwise authorized by the board of directors. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon our operations and earnings, cash flow, financial condition, and other factors, and subject to adjustment and determination by the board of directors.

We are a holding company incorporated as an exempted company in the Cayman Islands. Although other means are available for us to obtain financing at the holding company level, our ability to continue paying dividends to our shareholders and investors of the ADSs in the future, as well as our ability to service any debt we have incurred or may incur, may depend upon dividends paid by our PRC subsidiaries and, indirectly, on technical and consulting service fees paid by the consolidated affiliated entities in China. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

Our ADSs have been listed on the NYSE since October 30, 2020. Our ADSs trade under the symbol “LU.” As of the date of this annual report, one ADS represents two of our ordinary shares.

Our ordinary shares have been listed on the Hong Kong Stock Exchange since April 14, 2023 under the stock code “6623.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the NYSE since October 30, 2020 under the symbol “LU.” On December 15, 2023, we effected an ADS ratio change to adjust our ordinary share to ADS ratio from two ADSs representing one ordinary share to one ADS representing two ordinary shares.

Our ordinary shares have been listed on the Hong Kong Stock Exchange since April 14, 2023 under the stock code “6623.”

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

Dividends

The holders of ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our company’s share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, shall revert to our company.

Voting Rights

Subject to any special rights or restrictions attached to any shares, at any general meeting (i) every member of our company present shall have the right to speak; (ii) on a show of hands every member present shall have one vote; and (iii) on a poll every member present shall have one vote for every fully paid share of which he is the holder. At any general meeting a resolution put to the vote of the meeting shall be decided by way of a poll save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the rules of the Designated Stock Exchange (as defined in our currently effective memorandum and articles of association) to be voted on by a show of hands.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by those members of our company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with our currently effective memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or consolidate their shares by ordinary resolution. A special resolution requires the affirmative vote of no less than three-fourths of the votes cast by those members of our company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given.

Transfer of Shares

Subject to our currently effective memorandum and articles of association, any member may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by our board of directors and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as our board of directors may approve from time to time.

However, our board of directors may, in its absolute discretion, and without giving any reason therefor, refuse to register any transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share (not being a fully paid up share) on which our company has a lien. Our board of directors may also decline to recognize any instrument of transfer unless:

•

a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as our board of directors may from time to time require is paid to our company in respect thereof;

•	the instrument of transfer is in respect of only one class of share;

•

the instrument of transfer is lodged at the registered office of our company or such other place at which the register is kept in accordance with the Companies Act or the Registration Office (as defined in our currently effective memorandum and articles of association) (as the case may be) accompanied by the share certificate(s) and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

•	if applicable, the instrument of transfer is duly and properly stamped.

If our board of directors refuses to register a transfer of any share, it shall, within three months after the date on which the transfer was lodged with our company, send to each of the transferor and the transferee notice of the refusal.

Liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares, (i) if our company shall be wound up and the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if our company shall be wound up and the assets available for distribution amongst the members as such are insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

Redemption, Repurchase and Surrender of Shares

Our company may issue shares on terms that such shares are subject to redemption, at the option of our company or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by ordinary resolutions of the members. Subject to the Companies Act, our currently effective memorandum and articles of association and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, our company shall have the power to purchase or otherwise acquire its own shares and such power shall be exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit and any determination by our board of directors of the manner of purchase shall be deemed authorized by our currently effective memorandum and articles of association for purposes of the Companies Act. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding, or (iii) if our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares

The rights attaching to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not our company is being wound up, be varied, modified or abrogated with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

General Meetings of Shareholders

Shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

Our company shall hold a general meeting as its annual general meeting in each financial year. The annual general meeting shall be specified as such in the notices calling it.

Shareholders’ annual general meetings and any other general meetings of the shareholders may be convened by a majority of our board of directors or the chairman of our board of directors.

Any one or more members holding at the date of deposit of the requisition not less than one-tenth of the voting rights, on a one vote per share basis, in the share capital of our company shall at all times have the right, by written requisition to our board of directors or the secretary of our company, to require an extraordinary general meeting to be called by our board of directors for the transaction of any business specified in such requisition and to add resolutions to a meeting agenda; and such meeting shall be held within two months after the deposit of such requisition. If within sixty-one days of such deposit our board of directors fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our board of directors shall be reimbursed to the requisitionist(s) by our company.

Appointment and Removal of Directors

Our currently effective memorandum and articles of association provide that unless otherwise determined by our company in general meeting, the number of directors shall not be less than three. There shall be no maximum number of directors unless otherwise determined from time to time by the members in general meeting.

Our currently effective memorandum and articles of association provide that our company may by ordinary resolution appoint any person to be a director either to fill a casual vacancy or as an addition to the existing board of directors, or remove any director (including a managing director or other executive director) before the expiration of his term of office. In addition, our board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of our board of directors, appoint any person as a director to fill a casual vacancy on our board of directors or as an addition to the existing board of directors. Any director so appointed shall hold office only until the first annual general meeting of our company after his or her appointment and shall then be eligible for re-election. Our company may from time to time in general meeting by ordinary resolution increase or reduce the number of directors but so that the number of directors shall never be less than two.

There is no shareholding qualification for directors nor is there any specific age limit for directors. The office of a director shall be vacated if the director:

•	resigns his office by notice in writing delivered to our company at the office or tendered at a meeting of our board of directors;

•	becomes of unsound mind or dies;

•

without special leave of absence from our board of directors, is absent from meetings of our board of directors for three consecutive meetings and our board of directors resolves that his office be vacated;

•	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

•	is prohibited by law or the rules of the Designated Stock Exchange from being a director; or

•	ceases to be a director by virtue of any provision of the Companies Act or is removed from office pursuant to our currently effective memorandum and articles of association.

Proceedings of the Board

The quorum necessary for the transaction of the business of our board of directors may be fixed by our board of directors and, unless so fixed at any other number, shall be a majority of the directors.

The directors may meet together (whether within or outside the Cayman Islands) for the despatch of business, adjourn and otherwise regulate their meetings as they consider appropriate. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have an additional or casting vote.

Changes in Share Capital

Our company may by ordinary resolution:

(a)	increase the share capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b)	consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c)

sub-divide its shares, or any of them, into shares of smaller amount than is fixed by our currently effective memorandum and articles of association (subject, nevertheless, to the Companies Act), and may by such resolution determine that, as between the holders of the shares resulting from such sub division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as our company has power to attach to unissued or new shares;

(d)

cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so canceled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

Directors’ Power to Issue Shares

Subject to the Companies Act, our currently effective memorandum and articles of association and, where applicable, the rules of the Designated Stock Exchange and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of our company (whether forming part of the original or any increased capital) shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board of directors may in its absolute discretion determine but so that no shares shall be issued at a discount. Subject to the provisions of the Companies Act, the rules of the Designated Stock Exchange, our currently effective memorandum and articles of association and to any special rights conferred on the holders of any shares or class of shares, any share in our company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as our board of directors may determine, including without limitation on terms that they may be, or at the option of our company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as our board of directors may deem fit.

Directors Borrowing Powers

Our board of directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital of our company and, subject to the Companies Act, to issue debentures, bonds and other securities whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Disclosure of Interest in Contracts with Our Company or Any of Our Subsidiaries

A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with our company shall declare the nature of his interest at the meeting of our board of directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of our board of directors after he knows that he is or has become so interested.

A general notice to our board of directors by a director to the effect that (i) he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (ii) he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him; shall be deemed to be a sufficient declaration of interest under our currently effective memorandum and articles of association in relation to any such contract or arrangement, provided that no such notice shall be effective unless either it is given at a meeting of our board of directors or the director takes reasonable steps to secure that it is brought up and read at the next board of directors meeting after it is given.

Subject to any separate requirement for audit committee (if an audit committee has been formed by our board of directors) approval under applicable law or the listing rules of our company’s Designated Stock Exchange, and unless disqualified by the chairman of the meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Remuneration of Directors

The remuneration of the directors may be determined by the directors.

The directors shall be entitled to be paid their traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by them in attending meetings of our board of directors, or committee of our board of directors, or general meetings or separate meetings of any class of shares or of debenture of our company, or otherwise in connection with the discharge of their duties as a director.

Restriction on Ownership of Securities

There are no provisions in our currently effective memorandum and articles of association relating to restrictions on ownership of our company’s shares or securities.

Appointment, Removal and Remuneration of Auditors

Our company shall at every annual general meeting by ordinary resolution appoint an auditor or auditors of our company who shall hold office until the next annual general meeting. Our company may by ordinary resolution remove an auditor before the expiration of his period of office. The remuneration of the auditors shall be fixed by our company at the annual general meeting at which they are appointed by ordinary resolution, or in the manner specified in such resolution.

Exclusive Forum

Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States.

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

Mergers and Similar Arrangements

The Companies Act (As Revised) permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act (As Revised) also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

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

The Companies Act (As Revised) also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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

A director of a Cayman Islands company owes to the company a duty of care, diligence and skill. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of all shareholders who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act (As Revised) does not provide shareholders with an express right to put forth any proposal before a general meeting of the shareholders. However, the Companies Act (As Revised) may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the company.

Any one or more shareholders holding not less than one-tenth of the voting rights on a one vote per share basis, in the share capital of the company at the date of deposit of the requisition shall at all times have the right, by written requisition to the board of directors or the secretary of the company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition.

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

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders at any time before the expiration of his term of office notwithstanding anything in our memorandum and articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under any such agreement).

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

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed by a majority of not less than three-fourths of the votes cast at a separate meeting of the holders of the shares of that class.

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

The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the holders of our ordinary shares or ADSs levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands.

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

(2)	that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of our shares, debentures or other obligations; or

(ii)	by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised) of the Cayman Islands.

The undertaking for us is for a period of 20 years from December 16, 2014.

People’s Republic of China Taxation

Although we are incorporated as an exempted company in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law. The PRC Enterprise Income Tax Law and its implementation rules provide that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes. The implementing rules of the PRC Enterprise Income Tax Law merely define the “de facto management body” as the “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” In April 2009, the State Administration of Taxation issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, further amended on December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this regulation only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to this regulation, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China. Based on a review of the facts and circumstances, we do not believe that Lufax Holding Ltd should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the PRC Enterprise Income Tax Law and its implementation rules. The tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If Lufax Holding Ltd were to be considered a PRC resident enterprise, then PRC income tax at a rate of 10% would generally be applicable to any gain realized on the transfer of our ADSs or ordinary shares by investors that are “non-resident enterprises” of the PRC and to any interest or dividends payable by us to such investors. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Lufax Holding Ltd would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Lufax Holding Ltd is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash and investments), we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year ending December 31, 2024 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. The U.S. federal income tax rules that apply if we are classified as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

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

As described above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year ending December 31, 2024. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower tax rate for dividends paid with respect to our ADSs or ordinary shares in their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the U.S.-PRC income tax treaty, such holder may be able to elect to treat such gain as PRC source income under the U.S.-PRC income tax treaty. Pursuant to the United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the U.S.-PRC income tax treaty or does not elect to apply the U.S.-PRC income tax treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the U.S.-PRC income tax treaty, and the potential impact of the United States Treasury regulations.

As described above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year ending December 31, 2024. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, the consolidated affiliated entities or any of the subsidiaries of the consolidated affiliated entities are also PFICs, each a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of such lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the consolidated affiliated entities or any of the subsidiaries of the consolidated affiliated entities.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

We and our major overseas intermediate holding companies’ functional currency is US$. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents and loans to subsidiaries denominated in RMB. We have entered into spot-forward US$/RMB currency swaps to manage our exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB until the aforementioned swaps expired in May 2023. Since then, we have entered into forward RMB-FX trading to manage the exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB.

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

The table below illustrates the impact of an appreciation or depreciation of RMB spot and forward rates against US$ by 5% on our profit before income tax:

	For the Year Ended December 31,
	2021	2022	2023

	(RMB millions)
5% appreciation of RMB	699	(125)	(188)
5% depreciation of RMB	(699)	125	188

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

	As of December 31, 2023
	< 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	> 3 years	Overdue	No interest	Total
	(RMB millions)
ASSETS
Cash at bank	21,575	3,517	3,546	5,287	5,674	—	—	39,599
Restricted cash	9,977	440	211	511	7	—	—	11,146
Financial assets at fair value through profit or loss	10,012	2,564	44	485	3,524	2,770	9,495	28,893
Financial assets at amortized cost	1,509	138	979	—	—	385	—	3,012
Accounts and other receivables and contract assets	—	—	—	—	—	—	7,294	7,294
Loans to customers	35,653	60,858	24,592	5,401	63	3,127	—	129,694
Total financial assets	78,725	67,518	29,372	11,684	9,267	6,282	16,788	219,636

LIABILITIES
Payable to platform investors	—	—	—	—	—	—	986	986
Borrowings	10,260	25,771	1,839	953	—	—	—	38,823
Accounts and other payables and contract liabilities	—	—	—	—	—	—	4,790	4,790
Payable to investors of consolidated structured entities	25,804	40,962	15,144	1,309	47	—	—	83,265
Financing guarantee liabilities	—	—	—	—	—	—	4,186	4,186
Lease liabilities	74	169	109	33	2	—	—	387
Convertible promissory note payable	—	—	—	5,650	—	—	—	5,650
Total financial liabilities	36,138	66,902	17,092	7,945	49	—	9,961	138,086

Total interest rate sensitivity gap	42,587	616	12,280	3,740	9,218	6,282	6,827	81,550

We perform interest rate sensitivity analysis on our profit by measuring the impact of a change in interest rate of financial assets, liabilities and interest rate derivative instruments.

The table below illustrates the impact to profit before tax of the coming year as of each reporting date based on the structure of interest-bearing assets, liabilities and interest rate derivative instruments as of December 31, 2022 and 2023, caused by a parallel shift of 100 basis points in interest rates.

	As of December 31,
	2022	2023
	(RMB millions)
Change in interest rate
–100 basis points	(498)	(375)
+100 basis points	498	375

In the sensitivity analysis, we adopt the following assumptions when determining business conditions and financial index:

•	The fluctuation rates of different interest-bearing assets and liabilities are the same;

•	All assets and liabilities are re-priced in the middle of relevant periods;

•	Analysis is based on static gap on reporting date, regardless of subsequent changes;

•	No consideration of impact on customers’ behavior resulting from interest rate changes;

•	No consideration of impact on market price resulting from interest rate changes;

•	No consideration of actions taken by us.

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

Credit Risk Exposure

Without taking collateral and other credit enhancements into consideration, for on–balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the financial statements. We also assume credit risk due to financing guarantee contracts. The following table sets forth the credit exposure of financing guarantee contracts as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	(RMB millions)
Financing guarantee contracts	68,503	54,903

As of December 31, 2021, 2022 and 2023, the credit risk on loans to customers amounting to RMB169.6 billion, RMB149.2 billion and RMB64.6 billion (US$9.1 billion), respectively, was borne by external partners. After subtracting these arrangements from the maximum credit risk exposures as listed in the tables above, the loans to customers with credit risk exposure for our company are the carrying amount of loans after provision for impairment losses and interest receivable of the loans is considered. The on–balance sheet credit risk exposure for our company as of December 31, 2021, 2022 and 2023, amounted to RMB45.1 billion, RMB66.9 billion and RMB70.7 billion (US$10.0 billion), respectively. Our credit risk exposure is defined as the net credit risk exposure that we will bear.

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

Purchased or originated credit-impaired financial assets are those that are deemed credit-impaired upon initial recognition. Their ECL is always measured on a lifetime basis.

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

The key judgments and assumptions we have adopted in addressing the requirements of the standard are discussed below:

(a) Significant increase in credit risk

For loans to customers, we consider a loan to have experienced a significant increase in credit risk if the borrower is 30 days or more past due on its contractual payments. We do not consider any qualitative criteria since we monitor the risk of borrowers purely based on the overdue period. For other financial assets measured at amortized cost, we establish quantitative and qualitative criteria to assess significant increases in credit risk. These criteria include: overdue status for 30 days or more, consideration of forward-looking information, and evaluation of various reasonable supporting factors when determining the staging of expected credit losses for financial assets.

The criteria used to identify a significant increase in credit risk are monitored and reviewed periodically for appropriateness by the independent credit risk team.

(b) Definition of default and credit-impaired assets

For loans to customers, we define a financial instrument as in default, which is fully aligned with the definition of credit-impaired if the borrower is 90 days or more past due on its contractual payments. We do not consider any qualitative criteria since we monitor the risk of borrowers purely based on overdue period. For other financial assets measured at amortized cost, we establish both quantitative and qualitative criteria to define default, which includes overdue periods of 90 days or more past due and various reasonable supporting information.

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

We have the highest weight of the base scenario. The loans to customers and financing guarantee contracts assumed that if the weight of the upside scenario increased by 10% and the weight of the base scenario decreased by 10%, our ECL impairment provision as of December 31, 2021, 2022 and 2023 would be reduced by RMB15 million, RMB62 million and RMB56 million (US$8 million), respectively, and if the weight of the downside scenario increased by 10% and the weight of the base scenarios decreased by 10%, our ECL impairment provision as of December 31, 2021, 2022 and 2023 would be increased by RMB32 million, RMB123 million and RMB39 million (US$5 million), respectively.

The following table shows the changes of ECL impairment provision on loans to customers and financing guarantee liabilities related to ECL assuming the financial assets in stage 2 were reclassified to stage 1 due to significant improvement in credit risk.

	As of December 31,
	2022	2023
	(RMB millions, except percentages)
Total ECL and financing guarantee liabilities under assumption of reclassification of financial assets from stage 2 to stage 1	10,479	9,651
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	12,826	11,459

Difference—amount	(2,347)	(1,808)
Difference—ratio	(18%)	(16%)

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

The following table analyzes our financial liabilities by maturity grouping based on the remaining period at the end of each reporting period to the contractual or expected maturity date. The amounts disclosed in the table are undiscounted contractual cash flows, including interest payments computed using contractual rates, or, if floating, based on current rates, and interests with financial liabilities denominated in foreign currencies translated into RMB using the spot rate as of the balance sheet date:

	As of December 31, 2023
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	(RMB millions)
Financial liabilities
Payable to platform investors	986	—	—	—	—	986
Borrowings	—	36,834	1,926	959	—	39,720
Accounts and other payables and contract liabilities	4,790	—	—	—	—	4,790
Payable to investors of consolidated structured entities	—	68,831	15,550	1,327	53	85,761
Financing guarantee liabilities	54,903	—	—	—	—	54,903
Lease liabilities	—	259	113	34	2	408
Convertible promissory note payable	—	51	51	6,984	—	7,086

	60,679	105,975	17,640	9,304	56	193,655

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

The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
	(RMB millions)
Financial assets at fair value through profit or loss
Unlisted Securities
Asset management plans	—	4,668	342	5,010
Mutual funds	7,125	—	—	7,125
Trust plans	—	3,269	622	3,891
Structured deposits	—	2,407	—	2,407
Bank wealth management products	—	7,563	—	7,563
Corporate bonds	—	—	46	46
Private fund and other equity investments	—	1,603	441	2,044
Others debt investments	—	—	1,003	1,003
Derivative instruments
Interest rate swap	—	222	—	222
Foreign currency swap	—	225	—	225

Total	7,125	19,957	2,454	29,537

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
	(RMB millions)
Financial assets at fair value through profit or loss
Unlisted Securities
Asset management plans	—	2,474	727	3,202
Mutual funds	4,980	—	—	4,980
Trust plans	—	830	12,040	12,870
Structured deposits	—	805	—	805
Bank wealth management products	—	4,990	—	4,990
Corporate bonds	—	—	43	43
Private fund and other equity investments	—	—	659	659
Others debt investments	—	—	1,344	1,344

Total	4,980	9,100	14,813	28,893

There were no changes in valuation techniques during the period.

The following table presents the changes in level 3 instruments for the years ended December 31, 2021, 2022 and 2023:

	For the Year ended December 31,
	2021	2022	2023
	Financial assets at fair value through profit or loss
		(RMB millions)
As of beginning of the year	1,266	1,265	2,454

Additions	132	1,548	9,315
Disposal	(30)	(300)	(1,473)
Transfer into level 3	1,036	—	4,363
Transfer out of level 3	(3)	—	—
Gains or losses recognized in profit or loss	(1,136)	(59)	155

As of end of the year	1,265	2,454	14,813

For the year ended December 31, 2023, the transfers of investments from Level 2 to Level 3 were mainly attributed to the inclusion of closed-period terms for existing trust plans. This change categorizes the net asset value as a Level 3 input, as it represents an indicative value with no commitment to transact at that price.

Fair value measurements using significant unobservable input:

The level of fair value measurement is determined by the lowest level input with material significance in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the estimation of fair value.

As of December 31, 2021, 2022 and 2023, Level 3 instruments were mainly trust plans and other debt investment at fair value through profit or loss. As the unlisted securities are not traded in an active market, their fair values have been determined using the discounted cash flow method whereby the discount rate adjustment technique is applied and the net asset value method whereby the net asset value provided by third-party. The discount rate used to determine the present value was a rate that reflects current market assessments of the time value of money and the risks specific to the assets as at each reporting date with critical estimates and judgements by the management. The net asset value provided by third party at the period end was an indicative value that our company willing to transact at that price without any adjustment, therefore the discount rate is the only significant unobservable input in the measurement of Level 3 instruments.

As of December 31, 2021, 2022 and 2023, the discount rates used to determine fair value of Level 3 instruments ranged from 5.4% to 9.5%. The table below illustrates the carrying amount of Level 3 instruments with the fair value determined using the discounted cash flow method as well as the impact to profit/(loss) before income tax for the years ended December 31, 2021, 2022 and 2023, if the risk-adjusted discount rate had increased/decreased by 100 basis points with all other variables held constant.

	As of December 31,
	2021	2022	2023
	(RMB millions)
Discounted cash flow method	1,265	2,454	3,074
Expected changes in profit/(loss) before income tax
+100 basis points	(43)	(43)	(62)
-100 basis points	46	46	68

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason, excluding ADS issuances as a result of distributions of ordinary shares)

Up to US$0.05 per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason)	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US$0.05 per ADS held

• ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to US$0.05 per ADS (or fraction thereof) transferred

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to US$0.05 per ADS (or fraction thereof) converted

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. In the year ended December 31, 2023, we received US$8.8 million in reimbursements from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Conversion Between Ordinary Shares and ADSs

We have established a branch register of members in Hong Kong which will be maintained by the Hong Kong share registrar, Tricor Investor Services Limited. We refer to this as the Hong Kong share register. Our principal register of members will continue to be maintained by our principal share registrar, Maples Fund Services (Cayman) Limited.

Following the listing of our ordinary shares on the Hong Kong Stock Exchange, holders of our ordinary shares registered on the Hong Kong share register will be able to convert these shares into ADSs, and vice versa, subject to certain exceptions and applicable rules and procedures.

Converting Shares Trading in Hong Kong into ADSs

A holder who holds ordinary shares registered in Hong Kong and wishes to convert them to ADSs to trade on the NYSE must deposit or cause his or her broker to deposit the ordinary shares with the depositary’s custodian in Hong Kong, Citibank, N.A.—Hong Kong, in exchange for ADSs.

A deposit of ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

•

If ordinary shares have been deposited with the Central Clearing and Settlement System, or CCASS, which is established and operated by Hong Kong Securities Clearing Company Limited, the holder must transfer the ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

•

If ordinary shares are held outside CCASS, the holder must arrange to deposit his or her ordinary shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

•

Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees and payment or net of the depositary’s fees and expenses, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will issue the corresponding number of ADSs in the name(s) requested by the holder and will deliver our ADSs to the designated DTC account of the person(s) designated by the holder or his or her broker if such ADSs are to be held in book-entry form through DTC’s “Direct Registration System.”

For ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days. For ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The holder will be unable to trade our ADSs until the procedures are completed.

Converting ADSs to Shares Trading in Hong Kong

A holder who holds ADSs directly and wishes to trade ordinary shares on the Hong Kong Stock Exchange must withdraw the ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the Hong Kong Stock Exchange.

A holder that holds ADSs indirectly through a broker or other financial institution should follow the procedure of the broker or financial institution and instruct the broker to arrange for cancelation of our ADSs, and transfer of the underlying ordinary shares from the depositary’s account with the custodian within the CCASS system to the holder’s designated CCASS account.

For investors holding ADSs directly, the following steps must be taken:

•

To withdraw ordinary shares from our ADS program, a holder who holds ADSs may turn in such ADRs evidencing such ADSs at the office of the depositary (and the applicable ADR(s) if our ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.

•

Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees and payment of CCASS’ fees and expenses, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will instruct the custodian to deliver ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.

•

If a holder prefers to receive ordinary shares outside CCASS, he or she must receive ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Holders can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register ordinary shares in their own names with the Hong Kong share registrar.

For ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The holder will be unable to trade the ordinary shares on the Hong Kong Stock Exchange until the procedures are completed. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures for delivery for ordinary shares in a CCASS account is subject to there being a sufficient number of ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of ordinary shares on the Hong Kong share register to facilitate such withdrawals.

In the event that there are no sufficient number of ordinary shares on the Hong Kong share register in the account of the Depositary’s custodian at CCASS to satisfy a cancelation of ADSs and withdrawal of ordinary shares in whole or in part, such withdrawal shall be in the form of ordinary shares on the Hong Kong share register to the extent available with the balance to be in the form of ordinary shares on our principal share register in the Cayman Islands. The depositary is not under any obligation, and has no ability, to maintain or increase the number of ordinary shares held by its custodian on the Hong Kong share register to facilitate such withdrawals.

Depositary Requirement

Before the depositary delivers ADSs or permits withdrawal of ordinary shares, the depositary may require:

•

payment of all amounts required pursuant to the deposit agreement, including the issuance and cancelation fees therein, any stock transfer or other tax or other governmental charges and any stock transfer or registration fees in effect;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including completion and presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or the Hong Kong share registrar or our principal share registrar in the Cayman Islands are closed or at any time if the depositary or we determine it advisable to do so, subject to such refusal complying with U.S. federal securities laws.

All costs attributable to the conversion of ADSs to ordinary shares trading in Hong Kong and vice versa will be borne by the investor requesting the conversion and transfer. In particular, holders of ordinary shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and ADSs must pay up to US$0.05 per ADS for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of ordinary shares into, or withdrawal of ordinary shares from, our ADS program.

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

For the period from October 29, 2020, the date that the registration statement was declared effective by the SEC, to December 31, 2023, we had fully used our net proceeds from our initial public offering for general corporate purposes.

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

Based on that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2022	2023

	(RMB millions)
Audit fees(1)	56.3	47.5
Audit-Related fees(2)	2.0	—
Tax fees(3)	0.8	0.9
All other fees(2)	0.7	0.8

(1)

“Audit fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the interim review of quarterly financial statements and the audit of our annual financial statements and other statutory audits of our subsidiaries.

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

As a Cayman Islands exempted company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. In 2023, we chose to (i) rely on the home country exemption from Section 302.00 of the NYSE Listed Company Manual, which requires a listed company to hold an annual meeting during each fiscal year, for the year 2023, and (ii) rely on the home country exemption from Section 303A.01 of the NYSE Listed Company Manual, which requires a listed company to have a majority of independent directors. In these respects, and in other respects if we choose to follow home country practice in other respects in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Shares and ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.	Insider Trading Policies

Not applicable.

Item 16K.	Cybersecurity

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our apps, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our executive directors are responsible for overseeing the cybersecurity risk management and be informed on risks from cybersecurity threats. The chief executive officer, the chief financial officer, and the principal officer in charge of the cybersecurity matters who has experience in dealing with confidentiality-related cybersecurity issues, are responsible for discussing material cybersecurity incidents or threats with specific constituencies before sign-off, ensuring thorough review of information and disclosures. This involves our disclosure committee (comprising of the chief executive officer, the principal accounting officer or the head of financial reporting, the principal investor relations officer, and appropriate business unit heads of our company), as a whole, and the executive directors of our company; and other members of senior management and external legal counsel, to the extent appropriate. The chief executive officer, the chief financial officer, and the principal officer in charge of the cybersecurity matters are also responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident, maintaining oversight of the disclosure in Form 6-K for material cybersecurity incidents (if any) and meeting with the disclosure committee (i) in connection with each quarterly earnings release, update the status of any material cybersecurity incidents or material risks from cybersecurity threats to the Company, if any, and the relevant disclosure issues and (ii) in connection with each annual report, present the disclosure concerning cybersecurity matters in Form 20-F, along with a report highlighting particular disclosure issues, if any, and hold a Q&A session. The disclosure committee are responsible for maintaining oversight of the disclosure related to cybersecurity matters in the periodic reports of our company.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Lufax Holding Ltd, its subsidiaries and the consolidated affiliated entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1*	Sixth Amended and Restated Memorandum of Association and Ninth Amended and Restated Articles of Association of the Registrant

2.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on July 30, 2021 (File No. 333-258286))

2.3	Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated November 3, 2020 (incorporated by reference to Exhibit 2.3 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-39654) filed with the Securities and Exchange Commission on March 11, 2021)

2.4*	Amendment No. 1 to Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated December 15, 2023

2.5	Amended and Restated Shareholders Agreement relating to Lufax Holding Ltd between the Registrant and other parties thereto dated January 31, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

2.6	Securityholders Agreement relating to Lufax Holding Ltd between the Registrant and other parties thereto dated September 30, 2020 (incorporated herein by reference to Exhibit 4.9 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

2.7*	Description of Securities

4.1	English translation of Amended and Restated Phase I Share Incentive Plan (incorporated by reference to Exhibit 99.3 to the Registrant’s current report on Form 6-K (File No. 001-39654) filed with the Securities and Exchange Commission on April 12, 2023)

4.2	English translation of Amended and Restated 2019 Performance Share Unit Plan (incorporated by reference to Exhibit 99.4 to the Registrant’s current report on Form 6-K (File No. 001-39654) filed with the Securities and Exchange Commission on April 12, 2023)

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

Exhibit Number	Description of Document

4.4	Form of Employment Agreement between the Registrant and its executive officer (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.5	Exclusive Asset Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd, Shanghai Xiongguo Corporation Management Co., Ltd. and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.6 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.6	Exclusive Equity Interest Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd, Shanghai Xiongguo Corporation Management Co., Ltd. and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.7 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.7	Exclusive Business Cooperation Agreement, by and between Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited) and Shanghai Xiongguo Corporation Management Co., Ltd., dated February 1, 2023 (incorporated by reference to Exhibit 4.8 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.8	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd, Shanghai Xiongguo Corporation Management Co., Ltd. and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.9 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.9	Voting Proxy Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd, Shanghai Xiongguo Corporation Management Co., Ltd. and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.10	Exclusive Asset Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.11 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

Exhibit Number	Description of Document

4.11	Exclusive Equity Interest Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.12 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.12	Exclusive Business Cooperation Agreement, by and between Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited) and Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), dated February 1, 2023 (incorporated by reference to Exhibit 4.13 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.13	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.14 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.14	Voting Proxy Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.15 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.15	Exclusive Asset Option Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.16	Exclusive Equity Interest Option Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

Exhibit Number	Description of Document

4.17	Exclusive Business Cooperation Agreement, by and between Lufax Holding (Shenzhen) Technology Service Co., Ltd. and Shenzhen Lufax Holding Enterprise Management Co., Ltd., dated November 21, 2018 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.18	Share Pledge Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.19	Voting Proxy Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.20	English translation of form of letter of undertakings, from each individual shareholder of direct shareholders of Shenzhen Lufax Holding Enterprise Management Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.21	English translation of form of spousal consent letter, from the spouse of each individual shareholder of direct shareholders of Shenzhen Lufax Holding Enterprise Management Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.22	Convertible Promissory Note of the Registrant issued to China Ping An Insurance Overseas (Holdings) Limited dated October 8, 2015 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.23	Convertible Promissory Note of the Registrant issued to An Ke Technology Company Limited dated October 8, 2015 (incorporated herein by reference to Exhibit 4.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.24	Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes, among the Registrant, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited dated August 31, 2020 (incorporated herein by reference to Exhibit 4.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.25	Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes, among the Registrant, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited dated August 20, 2021 (incorporated herein by reference to Exhibit 4.1 to the report on Form 6-K furnished to the Securities and Exchange Commission on August 20, 2021 (File No. 001-39654))

Exhibit Number	Description of Document

4.26	Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes, among the Registrant, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited, dated December 6, 2022 (incorporated herein by reference to Exhibit 4.1 to the report on Form 6-K furnished to the Securities and Exchange Commission on December 6, 2022 (File No. 001-39654))

4.27	Certificate of Convertible Promissory Note (Certificate No.: 004) issued by the Registrant to China Ping An Insurance Overseas (Holdings) Limited, dated December 6, 2022 (incorporated herein by reference to Exhibit 4.2 to the report on Form 6-K furnished to the Securities and Exchange Commission on December 6, 2022 (File No. 001-39654))

4.28	Certificate of Convertible Promissory Note (Certificate No.: 005) issued by the Registrant to An Ke Technology Company Limited, dated December 6, 2022 (incorporated herein by reference to Exhibit 4.3 to the report on Form 6-K furnished to the Securities and Exchange Commission on December 6, 2022 (File No. 001-39654))

4.29*	Share Purchase Agreement by and among the Registrant, OneConnect Financial Technology Co., Ltd. and Ping An OneConnect Bank (Hong Kong) Limited dated November 13, 2023

8.1*	List of principal subsidiaries and consolidated affiliated entity of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Haiwen & Partners

15.3*	Consent of Maples and Calder (Hong Kong) LLP

97.1*	Clawback Policy of the Registrant

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Ex tension Label Linkbase Document

Exhibit Number	Description of Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File. (Embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lufax Holding Ltd

By:	/s/ Yong Suk Cho
Name:	Yong Suk Cho
Title:	Chairman of the Board and Chief Executive Officer

Date: April 23, 2024

Lufax Holding Ltd

Report of Independent Registered Public Accounting Firm
2024/SH-0154
(Page 1 of 6)
To the Board of Directors and Shareholders of Lufax Holding Ltd
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Lufax Holding Ltd and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control—Integrated Framework
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

2024/SH-0154
(Page 2 of 6)
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

2024/SH-0154
(Page 3 of 6)
Revenue recognition on loan enablement service fees and post-origination service fees
As described in Notes 3.23, 5.2 and 6 to the consolidated financial statements, the loan enablement service fees and post-origination service fees recognized for the year ended December 31, 2023 were RMB979 million and RMB13,729 million, respectively. The loan enablement services include credit assessment of the borrower, enabling loans from the funding partner to the borrower and providing technical assistance to the borrower and the funding partner. The post origination services include repayment reminders, payment processing, and collection services. The Company charged one combined service fee covering both loan enablement and post-origination services, each of which are considered distinct performance obligations. Management estimated the total consideration to be received over the life of the underlying loan by modeling early termination scenarios. The estimated total consideration was then allocated to the two performance obligations using their relative standalone selling prices. Management did not have an observable standalone selling price for the loan enablement and post-origination services because (i) the Company did not provide such services on a standalone basis in similar circumstances to similar customers and (ii) there was no direct observable standalone selling price that is reasonably available for similar services in the market. As a result, management used an expected cost-plus margin approach to estimate the standalone selling prices of the services as the basis of revenue recognition. When estimating total consideration, management made certain assumptions, including the applicability of historical early termination scenarios to the current loan portfolio. When estimating the standalone selling prices, management made certain assumptions, including estimates of the relative cost of providing the services.
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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s revenue recognition process, including controls relating to estimation of the total consideration and the standalone selling prices for loan enablement and post-origination services. These procedures also included, among others, testing management’s process for estimating the total consideration, including (i) assessing the appropriateness and testing the mathematical accuracy of the total consideration calculation; (ii) testing the completeness and accuracy of the historical early termination data used in the calculation; and (iii) evaluating the reasonableness of adjustments made to the historical early termination data to determine the early termination assumption. These procedures also included testing service agreements between the Company and its customers to assess the appropriateness of the performance obligations identified by management, and testing management’s process for estimating the standalone selling prices, including (i) assessing the appropriateness of the expected cost-plus margin method used and testing the mathematical accuracy of calculation; (ii) testing the relative allocation of costs between the performance obligations, considering the nature of services provided by each business department and their roles and responsibilities in providing relevant services; and (iii) testing the cost data used in the cost-plus margin model, including evaluating the reasonableness of cost data input in cost-plus margin model and performing the retrospective test by using subsequent actual cost information to compare with the cost data input in the model.

2024/SH-0154
(Page 4 of 6)
Provision for impairment losses for loans to customers and financing guarantee contracts
As described in Notes 3.8, 4.1.2, 5.6, 20 and 32 to the consolidated financial statements, as of December 31, 2023, the provision for impairment losses for loans to customers was RMB7,274 million (on a total loan balance of RMB136,968 million) and financing guarantee liabilities was RMB4,186 million (on a total credit risk exposure of financing guarantee contracts of RMB54,903 million). Loans to customers primarily consisted of lending originated by consolidated trust plans and consumer finance subsidiaries of the Company. Financing guarantee contracts were the Company’s obligation to repay in the event of default related to off-balance
sheet loans funded on the Company’s platform. The provision for impairment losses for loans to customers and financing guarantee contracts represents management’s estimate of expected credit losses on such loans to customers and financing guarantee contracts, calculated on a forward-looking basis. In measuring the expected credit losses, management determined the appropriate models and assumptions, including exposure at default, probability of default, and loss given default, as well as establishing forward-looking scenarios and their relative weightings. Management further disaggregated the underlying loans to customers and financing guarantee contracts into 3 different stages based on whether a significant increase in credit risk since initial recognition had occurred or whether loans to customers or financing guarantee contracts were considered to be credit impaired. Loans to customers and financing guarantee contracts without a significant increase in credit risk were classified in stage 1. The provision for impairment losses for loans to customers and financing guarantee contracts in stage 1 was measured at an amount equal to the
12-month
expected credit losses. Loans to customers and financing guarantee contracts with a significant increase in credit risk since initial recognition (but not yet credit-impaired) were classified in stage 2. Loans to customers and financing guarantee contracts that are credit-impaired were classified in stage 3. The provision for impairment losses for loans to customers and financing guarantee contracts in stage 2 and stage 3 was measured based on expected credit losses on a lifetime basis.
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

2024/SH-0154
(Page 5 of 6)
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the provision for impairment losses for loans to customers and financing guarantee contracts. These procedures also included, among others, testing management’s process for estimating the provision for impairment losses by (i) evaluating the appropriateness of the models used to estimate the provision; (ii) testing the completeness and accuracy of data used, including the appropriateness of the stage classification; (iii) evaluating the reasonableness of the exposure at default, probabilities at default and loss given default; and (iv) evaluating the reasonableness of management’s forward-looking adjustments, including the reasonableness of forward-looking scenarios and their relative weightings. The procedures also included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the models and certain significant assumptions.
Goodwill Impairment Assessment of Puhui
As described in Notes 3.13, 5.1 and 25 to the consolidated financial statements, the Company’s consolidated goodwill balance of Puhui was RMB8,911 million as of December 31, 2023. Management conducts impairment tests for goodwill annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. As a result of the impairment test performed by management at the end of 2023, it was determined that the recoverable amount of the group of cash-generating units (“CGU group”), to which the goodwill of Puhui was allocated, exceeded its carrying value and therefore no impairment was recorded. The recoverable amount of CGU group was determined based on value-in-use
estimated by management using a discounted cash flow model. The significant assumptions used for value-in-use
calculations include revenue growth rates, loan loss rates,
pre-tax
discount rate and long-term growth rate.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are (i) the significant judgments made by management when developing the recoverable amount of the CGU group; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates, loan loss rates, pre-tax
discount rate and long-term growth rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

2024/SH-0154
(Page 6 of 6)
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the management’s goodwill impairment assessments. These procedures also included, among others: (i) testing management’s process for developing the value in use estimate; (ii) testing the completeness, accuracy, and relevance of underlying data used in the discounted cash flow model; (iii) evaluating the reasonableness of the significant assumptions used by management; and (iv) evaluating the sufficiency of the disclosures in the consolidated financial statements. Evaluating management’s significant assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGU group; (ii) the consistency with external market and industry data; (iii) the sensitivity analysis performed by management; and (iv) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the discounted cash flow model, and the reasonableness of the pre-tax discount rate and the long-term growth rate.
/s/PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April
23
, 2024
We have served as the Company’s auditor since 2013.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2021	2022	2023
		RMB’000	RMB’000	RMB’000
Technology platform-based income	6	38,294,317	29,218,432	15,325,826
Net interest income	7	14,174,231	18,981,376	12,348,357
Guarantee income		4,370,342	7,372,509	4,392,376
Other income	8	3,875,407	1,238,004	1,143,770
Investment income	9	1,151,753	1,305,625	1,050,453
Share of net profit/(loss) of investments accounted for using the equity method		(31,143)	(218)	(5,416)

Total income		61,834,907	58,115,728	34,255,366

Sales and marketing expenses	10	(17,993,072)	(15,756,916)	(9,867,488)
General and administrative expenses	10	(3,559,323)	(2,830,119)	(2,304,835)
Operation and servicing expenses	10	(6,557,595)	(6,429,862)	(6,118,635)
Technology and analytics expenses	10	(2,083,994)	(1,872,454)	(1,387,055)
Credit impairment losses	11	(6,643,727)	(16,550,465)	(12,697,308)
Asset impairment losses	23,25	(1,100,882)	(427,108)	(31,246)
Finance costs	12	(995,515)	(1,238,992)	(414,023)
Other gains/(losses)—net	13	499,379	3,459	210,336

Total expenses		(38,434,729)	(45,102,457)	(32,610,254)

Profit before income tax expenses		23,400,178	13,013,271	1,645,112
Less: Income tax expenses	14	(6,691,118)	(4,238,232)	(610,626)

Net profit for the year		16,709,060	8,775,039	1,034,486

Net profit attributable to:
Owners of the Company		16,804,380	8,699,369	886,865
Non-controlling interests		(95,320)	75,670	147,621

		16,709,060	8,775,039	1,034,486

The accompanying notes are an integral part of the consolidated financial statements.

F-
8

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

		Year ended December 31,
	Note	2021	2022	2023
		RMB’000	RMB’000	RMB’000
Other comprehensive income/(loss), net of tax:
Items that may be reclassified to profit or loss
-Exchange differences on translation of foreign operations		66,501	(289,599)	(54,409)
Items that will not be reclassified to profit or loss
-Exchange differences on translation of foreign operations to the presentation currency		(38,219)	(1,291,250)	(410,572)

Total comprehensive income for the year		16,737,342	7,194,190	569,505

Total comprehensive income attributable to:
Owners of the Company		16,832,782	7,118,117	421,275
Non-controlling interests		(95,440)	76,073	148,230

		16,737,342	7,194,190	569,505

Earnings per share (expressed in RMB per share)
-Basic earnings per share	15	14.22	7.60	0.77

-Diluted earnings per share	15	13.38	7.58	0.77

-Basic earnings per ADS	15	28.44	15.20	1.54

-Diluted earnings per ADS	15	26.76	15.16	1.54

The accompanying notes are an integral part of the consolidated financial statements.

F-
9

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	Note	2022	2023
		RMB’000	RMB’000
ASSETS
Cash at bank	16	43,882,127	39,598,785
Restricted cash	16	26,508,631	11,145,838
Financial assets at fair value through profit or loss	17	29,089,447	28,892,604
Financial assets at amortized cost	18	4,716,448	3,011,570
Accounts and other receivables and contract assets	19	15,758,135	7,293,671
Loans to customers	20	211,446,645	129,693,954
Deferred tax assets	21	4,990,352	5,572,042
Property and equipment	22	322,499	180,310
Investments accounted for using the equity method		39,271	2,609
Intangible assets	23	885,056	874,919
Right-of-use assets	24	754,010	400,900
Goodwill	25	8,911,445	8,911,445
Other assets	26	1,958,741	1,444,362

Total assets		349,262,807	237,023,009

LIABILITIES
Payable to platform investors	27	1,569,367	985,761
Borrowings	28	36,915,513	38,823,284
Bonds payable	29	2,143,348	—
Current income tax liabilities		1,987,443	782,096
Accounts and other payables and contract liabilities	30	12,198,654	6,977,118
Payable to investors of consolidated structured entities	31	177,147,726	83,264,738
Financing guarantee liabilities	32	5,763,369	4,185,532
Deferred tax liabilities	21	694,090	524,064
Lease liabilities	24	748,807	386,694
Convertible promissory notes payable	33	5,164,139	5,650,268
Optionally convertible promissory notes	34	8,142,908	—
Other liabilities	35	2,000,768	1,759,672

Total liabilities		254,476,132	143,339,227

The accompanying notes are an integral part of the consolidated financial statements.

F-
10

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

		As of December 31,
	Note	2022	2023
		RMB’000	RMB’000
EQUITY
Share capital	36	75	75
Share premium	36	32,073,874	32,142,233
Treasury shares	37	(5,642,769)	(5,642,768)
Other reserves	38	2,158,432	155,849
Retained earnings	39	64,600,234	65,487,099

Total equity attributable to owners’ of the Company		93,189,846	92,142,488

Non-controlling interests		1,596,829	1,541,294

Total equity		94,786,675	93,683,782

Total liabilities and equity		349,262,807	237,023,009

The accompanying notes are an integral part of the consolidated financial statements.

F-
11

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2021		77	33,213,426	(2)	7,418,710	40,927,597	81,559,808	1,591,513	83,151,321

Net profit for the year		—	—	—	—	16,804,380	16,804,380	(95,320)	16,709,060
Other comprehensive income		—	—	—	28,402	—	28,402	(120)	28,282

Total comprehensive income for the year		—	—	—	28,402	16,804,380	16,832,782	(95,440)	16,737,342

Transactions with owners
Repurchase of ordinary shares	37	—	—	(5,560,104)	—	—	(5,560,104)	—	(5,560,104)
Retirement of ordinary shares	36,37	(2)	—	2	—	—	—	—	—
Issuance of ordinary shares for share-based payment	36,37	—	—	—	—	—	—	—	—
Exercise of share-based payment	36,38	—	152,360	—	(72,709)	—	79,651	—	79,651
Contributions from non-controlling interests		—	—	—	—	—	—	22,333	22,333
Acquisition of non-controlling interests of a subsidiary		—	—	—	9,487	—	9,487	(14,222)	(4,735)
Appropriations to general reserve		—	—	—	1,789,034	(1,789,034)	—	—	—
Share-based payment	42	—	—	—	132,071	—	132,071	1,324	133,395

As of December 31, 2021		75	33,365,786	(5,560,104)	9,304,995	55,942,943	93,053,695	1,505,508	94,559,203

The accompanying notes are an integral part of the consolidated financial statements.

F-
12

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Note	Attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2022		75	33,365,786	(5,560,104)	9,304,995	55,942,943	93,053,695	1,505,508	94,559,203

Net profit for the year		—	—	—	—	8,699,369	8,699,369	75,670	8,775,039
Other comprehensive income		—	—	—	(1,581,252)	—	(1,581,252)	403	(1,580,849)

Total comprehensive income for the year		—	—	—	(1,581,252)	8,699,369	7,118,117	76,073	7,194,190

Transactions with owners
Repurchase of ordinary shares	37	—	—	(82,665)	—	—	(82,665)	—	(82,665)
Capital reduction from non-controlling interests		—	—	—	—	—	—	(1,118)	(1,118)
Exercise of share-based payment	36,38	—	127,063	—	(68,110)	—	58,953	—	58,953
Redemption and extension of convertible promissory notes	33	—	6,209,598	—	(5,584,770)	—	624,828	—	624,828
Contributions from non-controlling interests		—	—	—	—	—	—	15,938	15,938
Dividend declared	36	—	(7,628,573)	—	—	—	(7,628,573)	—	(7,628,573)
Appropriations to general reserve		—	—	—	42,078	(42,078)	—	—	—
Share-based payment	42	—	—	—	45,491	—	45,491	428	45,919

As of December 31, 2022		75	32,073,874	(5,642,769)	2,158,432	64,600,234	93,189,846	1,596,829	94,786,675

The accompanying notes are an integral part of the consolidated financial statements.

F-1
3

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Note	Attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2023		75	32,073,874	(5,642,769)	2,158,432	64,600,234	93,189,846	1,596,829	94,786,675

Net profit for the year		—	—	—	—	886,865	886,865	147,621	1,034,486
Other comprehensive income		—	—	—	(465,590)	—	(465,590)	609	(464,981)

Total comprehensive income for the year		—	—	—	(465,590)	886,865	421,275	148,230	569,505

Transactions with owners
Exercise of share-based payment	36,38	—	17,403	1	(15,667)	—	1,737	—	1,737
Acquisition of non-controlling interests of a subsidiary	2	—	—	—	4,511	—	4,511	(203,711)	(199,200)
Repayment of optionally convertible promissory notes	34	—	1,489,748	—	(1,489,748)	—	—	—	—
Dividend declared	36	—	(1,438,792)	—	—	—	(1,438,792)	—	(1,438,792)
Share-based payment	42	—	—	—	(36,089)	—	(36,089)	(54)	(36,143)

As of December 31, 2023		75	32,142,233	(5,642,768)	155,849	65,487,099	92,142,488	1,541,294	93,683,782

The accompanying notes are an integral part of the consolidated financial statements.

F-1
4

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year ended December 31,
	Note		2021	2022	2023
			RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operating activities	41	(a)	12,995,271	14,730,306	17,752,410
Income tax paid			(8,007,799)	(10,275,005)	(2,722,124)

Net cash generated from operating activities			4,987,472	4,455,301	15,030,286

Cash flows from investing activities
Proceeds from sale of investment assets			132,430,620	99,031,093	67,031,534
Proceeds from sale of property and equipment			5	19,655	8,220
Interest received on investment assets			1,455,115	1,725,499	970,133
Payment for acquisition of investment assets			(128,591,697)	(97,732,903)	(73,924,054)
Securities purchases under agreements to resell, net			(4,827,170)	5,527,177	—
Payment for property and equipment and other long-term assets			(153,051)	(122,843)	(48,340)
Net cash received from disposal of subsidiary			—	—	25,075

Net cash generated from/(used in) investing activities			313,822	8,447,678	(5,937,432)

Cash flows from financing activities
Proceeds from issuance of shares and other equity securities			22,333	15,938	—

Including: Proceeds from capital contribution from the non-controlling shareholder of subsidiaries			22,333	15,938	—

Proceeds from exercise of share-based payment			43,456	95,911	252
Proceeds from borrowings			7,262,435	9,046,338	14,618,467
Repayment of borrowings			(1,802,187)	(5,794,772)	(18,259,533)
Payment for early redemption and extension of convertible promissory notes payable			—	(3,747,386)	(3,642,931)
Repayment of optionally convertible promissory notes			—	—	(8,342,096)
Repayment of bonds payable			—	—	(2,163,195)
Payment for lease liabilities			(663,160)	(604,172)	(474,546)
Payment for interest expenses			(867,715)	(1,213,186)	(1,511,327)
Payment for dividend declared			—	(7,717,474)	(1,435,461)
Payment for acquisition of non-controlling interests of subsidiary			(4,735)	—	(199,200)
Refund of cash reserved for repurchase of ordinary shares			—	—	854,624
Payment for repurchase of ordinary shares			(6,438,455)	—	—

Net cash used in financing activities			(2,448,028)	(9,918,803)	(20,554,946)

Effect of exchange rate changes on cash and cash equivalents			(142,607)	57,025	404,677

Net increase/(decrease) in cash and cash equivalents			2,710,659	3,041,201	(11,057,415)
Add: Cash and cash equivalents at the beginning of the year			23,785,651	26,496,310	29,537,511

Cash and cash equivalents at the end of the year	41	(c)	26,496,310	29,537,511	18,480,096

The accompanying notes are an integral part of the consolidated financial statements.

F-1
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

1	General information
Lufax Holding Ltd (the “Company”) was incorporated in the Cayman Islands on December 2, 2014 as an exempted company with limited liability under the Companies Law (Revised) of the Cayman Islands. The address of its registered office is Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
The Company is an investment holding company and with its consolidated subsidiaries and consolidated structured entities that are controlled through contractual arrangements (“Consolidated Affiliated Entities”, or “OPCO”) (collectively referred to as the “Group”) are principally engaged in core retail credit and enablement business to both borrowers and institutions in the People’s Republic of China (the “PRC”).
The consolidated financial statements were approved and authorized for issue by the board of directors on April 23, 2024.

2	History and organization of the Group
On September 30, 2020, the Company issued automatically convertible promissory notes and optionally convertible promissory notes (collectively, “Convertible Notes”) to certain holders of the Class C ordinary shares, in exchange for Class C ordinary shares held by them (collectively, the “C-round restructuring”). The automatically convertible promissory notes were converted into ordinary shares automatically upon the closing of the Company’s IPO. The optionally convertible promissory notes could have been converted into an aggregate of 38,493,660 ordinary shares, without giving effect to any anti-dilutive adjustments, during the period between the completion of the IPO and September 29, 2023. The Company paid 6% annual interest to the holders of Convertible Notes until the notes were fully repaid or converted.
On October 30, 2020, the Company’s American depositary shares (“ADSs”) commenced trading on the New York Stock Exchange under the ticker symbol “LU”. As of December 31, 2020, the Company has 1,231,150,560 ordinary shares issued and outstanding (including 35,644,803 ordinary shares issued to Tun Kung Company Limited reserved for use under the Company’s share incentive plans. For the year ended December 31, 2021, treasury shares of 35,644,803 were retired resulting from repurchase of shares from Tun Kung Company Limited (refer to Note 36(a)).

F-1
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

2	History and organization of the Group (Continued)

During 2021, the board of directors of the Company authorized share repurchase programs under which the Company could repurchase up to an aggregate of USD1 billion of its ADSs during a specific period of time. Following the completion of the share repurchase program, the
Company had repurchased a total of approximately 110 million ADSs (or 55 million ordinary shares) for approximately USD877 million under share repurchase programs.
On April 6, 2023, the Group paid RMB199 million to Shanghai OneConnect Financial Technology Co., Ltd. and completed the purchase of 40% equity interest in Ping An Puhui Lixin Asset Management Co., Ltd. (“Puhui Lixin”), which was an indirect non-wholly-owned subsidiary of the Group. After the acquisition of non-controlling interests, Puhui Lixin becomes a wholly-owned subsidiary of the Group.
On April 14, 2023, the Company’s ordinary shares commenced trading on the Hong Kong Stock Exchange in board lots of 100 shares by way of introduction.
On November 13, 2023, the Group entered into a share and purchase agreement with OneConnect Financial Technology Co., Ltd. (as the seller) (“OCFT”) and Ping An OneConnect Bank (Hong Kong) Limited (the “Virtual Bank”), pursuant to which OCFT conditionally agreed to sell, and the Group conditionally agreed to acquire the Virtual Bank through the sale and purchase of the entire issued share capital of the indirect holding company of the Virtual Bank, Jin Yi Tong Limited, at a consideration of HK$933 million in cash. As of December 31, 2023, the acquisition had not been completed. Please refer to Note 48 for the subsequent events.
On November 20, 2023, the Company announced its plans to change the ratio of its American Depositary Share (“ADS”) to its ordinary shares (the “ADS Ratio”) from the current ADS Ratio of two ADSs to one ordinary share to a new ADS ratio of one ADS to two ordinary shares. The change in the ADS ratio became effective on December 15, 2023. For all the periods presented, basic and diluted earnings per ADS have been revised assuming the change of ADS ratio from a ratio of two ADSs to one ordinary share to a new ratio of one ADS to two ordinary shares occurred at the beginning of the earliest period presented.

F-1
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

2	History and organization of the Group (Continued)

(a)	As of December 31, 2022 and 2023, the Company had direct or indirect interests in the principal subsidiaries and the principal consolidated affiliated entities as below.

Company Name	Kind of legal entity and place of incorporation	Principal activities and place of operations	Issued and paid-in capital/Registered capital	Attributable equity interest/economic interest to the Group
				2022	2023
Controlled through direct equity holding:
Gem Blazing Limited	Corporation, Cayman Islands	Intermediate holding, Cayman Islands	USD742,000,000	100%	100%
Wincon Hong Kong Investment Company Limited	Corporation, Hong Kong	Intermediate holding, Hong Kong	USD742,000,000	100%	100%
Weikun (Shanghai) Technology Service Co., Ltd. (“Weikun Technology”)	Corporation, the PRC	Technology advisory service, the PRC	USD1,191,000,000/ RMB7,923,258,050	100%	100%
Jinjiong (Shenzhen) Technology Service Company Ltd. (“Jinjiong Technology”) (i)	Corporation, the PRC	Intermediate holding, the PRC	RMB800,000,000	100%	100%
Lufax Holding (Shenzhen) Technology Service Co., Ltd.	Corporation, the PRC	Internet platform service, the PRC	RMB298,549,200/ RMB300,000,000	100%	100%
Gem Alliance Limited	Corporation, Cayman Islands	Intermediate holding, Cayman Islands	USD1,828,535,620	100%	100%
Harmonious Splendor Limited	Corporation, Hong Kong	Intermediate holding, Hong Kong	USD2,165,088,878	100%	100%
Ping An Puhui Financing Guarantee Co., Ltd.	Corporation, the PRC	Financing guarantee services, the PRC	RMB19,965,950,892	100%	100%
Ping An Puhui Enterprises Management Co., Ltd.	Corporation, the PRC	Enterprise management service, the PRC	RMB8,494,800,000	100%	100%
Chongqing Jinan Microloan Co., Ltd.	Corporation, the PRC	Microloan business, the PRC	RMB3,200,000,000	100%	100%
Ping An Puhui Investment & Consulting Co., Ltd.	Corporation, the PRC	Investment and financial consulting service, the PRC	RMB1,251,363,637	100%	100%
Ping An Puhui Information Services Co., Ltd.	Corporation, the PRC	Information technology services, the PRC	RMB1,000,000,000	100%	100%
Ping An Consumer Finance Co., Ltd.	Corporation, the PRC	Consumer finance business, the PRC	RMB5,000,000,000	70%	70%
Controlled through Contractual Agreements:
Shanghai Xiongguo Enterprise Management Co., Ltd. (“Xiongguo”)	Corporation, the PRC	Intermediate holding, the PRC	RMB1,000,000,000	100%	100%
Shanghai Lufax Information Technology Co., Ltd.	Corporation, the PRC	Online wealth management information platform service, the PRC	RMB836,670,000	100%	100%
Shenzhen Lufax Holding Enterprise Management Co., Ltd.	Corporation, the PRC	Intermediate holding, the PRC	RMB 0/ RMB 5,000,000	100%	100%
The English names of certain subsidiaries of the Group represent the best effort by the Company’s management to translate their Chinese names, as these subsidiaries do not have official English names.

(i)
In 2023, the board of directors of Jinjiong Technology approved a RMB500 million capital injection from Weikun Technology, the parent company of Jinjiong Technology. As of December 31, 2023, the capital injection has been completed.

F-1
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

2	History and organization of the Group (Continued)

(b)	The following table sets forth the major consolidated structured entities other than Consolidated Affiliated Entities of the Group as of December 31, 2023.

Name	Amount of investment by the Group	Remaining paid-in capital of structured entities (i)
	RMB’000	RMB’000
Trust A	2,920,000	2,920,000
Trust B	2,060,000	2,060,000
Trust C	1,301,000	1,301,000
Trust D	1,257,000	1,257,000
Trust E	1,200,000	1,200,000
Trust F	1,000,000	1,000,000
Trust G	900,000	900,000
Trust H	11,400	620,578
Trust I	13,000	620,318
Trust J	8,000	600,000
Ping An Group also made investments in these structured entities. Meanwhile, Ping An Group also provides certain services to certain consolidated structure entities.

(i)	The remaining paid-in capital is the amount not yet paid to the investors.

( c )
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

Under the Contractual Arrangements, the Company has the power to control the management, financial and operating policies of the Consolidated Affiliated Entities, has exposure or rights to variable returns from its involvement with the Consolidated Affiliated Entities, and has ability to use its power over the Consolidated Affiliated Entities to affect the amount of the returns. As a result, all of these Consolidated Affiliated Entities are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company. The table below sets forth the principal Consolidated Affiliated Entities of the Group as of December 31, 2022 and 2023:

Contract Date	WFOE	OPCO
March 23, 2015	Weikun Technology	Xiongguo
March 23, 2015	Weikun Technology	Shanghai Lufax Information Technology Co., Ltd
November 21, 2018	Lufax (Shenzhen) Technology Service Co., Ltd	Shenzhen Lufax Holding Enterprise Management Co., Ltd

F-1
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

F-
2
0

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

2	History and organization of the Group (Continued)

( d )	Risks in relation to the Consolidated Affiliated Entities
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
The Company determined that the Contractual Arrangements are in compliance with PRC law and are legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies in the future could limit the Group’s ability to enforce the Contractual Arrangements.
The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those the Company relies on as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard Contractual Arrangements as a form of foreign investment. If this happens, it is uncertain whether the Contractual Arrangements with the Consolidated Affiliated Entities, its subsidiaries and its shareholders would be recognized as foreign investment, or whether the Contractual Arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how the Contractual Arrangements will be handled, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. The relevant government authorities have broad discretion in interpreting the law. Therefore, there is no guarantee that the Contractual Arrangements, the business of the Consolidated Affiliated Entities and financial conditions of the Company will not be materially and adversely affected in the future.

F-
2
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

2	History and organization of the Group (Continued)

( d )	Risks in relation to the Consolidated Affiliated Entities (Continued)

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

( e )
The following are major financial statements amounts and balances of the Group’s Consolidated Affiliated Entities and their consolidated subsidiaries as of December 31, 2022 and 2023 and for the three years ended December 31, 2023.

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Assets arising from inter-company transactions	10,328	9,200
Amounts due from Group companies	2,412,424	2,313,929
Total assets	14,147,082	8,647,296
Amount due to Group companies	14,625,366	10,515,906
Total liabilities	16,951,253	11,574,782

F-2
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

2	History and organization of the Group (Continued)

( e )
The following are major financial statements amounts and balances of the Group’s Consolidated Affiliated Entities and their consolidated subsidiaries as of December 31, 2022 and 2023 and for the three years ended December 31, 2023. (Continued)

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Inter-company revenues	5,249	156,029	90,153
Total income	1,566,847	966,196	164,468
Inter-company expenses	(1,422,021)	(540,809)	(311,248)
Total expense	(2,213,789)	(1,359,876)	(287,373)
Net loss	(646,942)	(393,680)	(122,905)

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Inter-company cash flow	1,369,172	(625,594)	592,730
Reclassification (i)	327,497	1,487,448	(538,060)
Other operating activities	(653,230)	(916,309)	614,996
Net cash generated from/(used in) operating activities	1,043,439	(54,455)	669,666
Inter-company cash flow	(735,327)	564,266	311,736
Reclassification (i)	(327,497)	(1,487,448)	538,060
Payment for advances to consolidated entities	(500,000)	—	(700,000)
Receipts of repayment of the advances from consolidated entities	1,064,669	158	—
Proceeds from sale of investment assets	20,633,784	9,229,963	2,539,903
Payment for acquisition of investment assets	(9,440,542)	(5,675,189)	(859,230)
Other investing activities	(4,826,844)	5,543,944	(181)
Net cash generated from investing activities	5,868,243	8,175,694	1,830,288
Repayment for advances to consolidated entities	(17,114,012)	(10,755,583)	(4,679,877)
Receipts of advances from consolidated entities	9,774,001	4,617,000	37,850
Proceeds from borrowings	572,000	—	—
Repayment of interest expenses and borrowings	(664,880)	(436,274)	—
Other financing activities	(474)	(1,000)	—
Net cash used in financing activities	(7,433,365)	(6,575,857)	(4,642,027)

Effect of exchange rate changes on cash and cash equivalents	(15)	21	9
Net increase/(decrease) in cash	(521,698)	1,545,403	(2,142,064)
Cash at the beginning of the year	1,426,058	904,360	2,449,763

Cash at the end of the year	904,360	2,449,763	307,699

F-2
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

2	History and organization of the Group (Continued)

( e )
The following are major financial statements amounts and balances of the Group’s Consolidated Affiliated Entities and their consolidated subsidiaries as of December 31, 2022 and 2023 and for the three years ended December 31, 2023. (Continued)

(i)
This represents the reclassification of certain cash flows that were considered as investing activities in the financial statements of consolidated entities and consolidated affiliated entities’ subsidiaries and as operating activities in the consolidated financial statements of the Group.

As of December 31, 2022 and 2023, the total assets of Group’s Consolidated Affiliated Entities were mainly consisting of cash at bank, restricted cash, financial assets at fair value through profit or loss, financial assets at amortized cost, accounts and other receivables and other assets. The total liabilities were mainly consisting of payable to platform investors, accounts and other payables and contract liabilities, payables to investors of consolidated structured entities and other liabilities.

3	M aterial accounting policies
The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

3.1	Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss, which are carried at fair value.
The preparation of the consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) require the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5 below.
New and amended standards and interpretations adopted by the Group
The Group has applied the following standards and amendments for the first time for its consolidated financial statements period commencing January 1, 2023:

•	IFRS 17 Insurance Contracts

•	Definition of Accounting Estimates – amendments to IAS 8

•	International Tax Reform – Pillar Two Model Rules – amendments to IAS 12

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – amendments to IAS 12

•	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
The adoption of standards and amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

F-2
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.1	Basis of preparation (Continued)

New and amended standards and interpretations not yet adopted by the Group
Certain new accounting standards and interpretations have been published that are not mandatory for the year ended December 31, 2023 reporting periods and have not been early adopted by the Group.

Effective for the annual periods beginning on or after
Amendments to IAS 1	Classification of Liabilities as Current or Non-current, Non-current liabilities with covenants	January 1, 2024
Amendment to IFRS 16	Leases on sale and leaseback	January 1, 2024
Amendments to IAS 7 and IFRS 7	Supplier finance arrangements	January 1, 2024
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined
The Group does not expect the adoption of these standards and interpretations will have a material impact on the Group’s financial statements.

3.2	Principles of consolidation and equity accounting
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

F-2
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.2	Principles of consolidation and equity accounting (Continued)

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet, respectively.

F-2
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.3	Structured entities
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

F-2
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.5	Segment reporting
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
For the purpose of internal reporting and management’s operation review, management personnel operate a core retail credit and enablement business, consumer finance loan business and third-party loan referral business. Based on the assessment of reportable segments under IFRS 8, the Group has determined that only one operating segment needs to be reported as none of the operating segments, other than the core lending related business, meets the quantitative thresholds in terms of revenue, profit or loss, and assets. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially all located in the PRC, substantially all revenues are earned in the PRC, and accordingly, no geographical segments are presented.

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

F-2
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.6	Foreign currency translation (Continued)

(iii)	Group companies
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

F-2
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.8	Financial assets (Continued)

(ii)	Classification and Measurement (Continued)

The Group determines the classification of debt investments according to its business model and the contractual cash flow characteristics of the financial assets. The investments are classified as FVPL if the cash flows cannot pass solely payments of principal and interest on the principal amount testing. Otherwise, the classification depends on the business model. For investments in equity instruments, investments are classified as FVPL in general
.
Debt instruments
Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans, government and corporate bonds. Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are two measurement categories into which the Group classifies its debt instruments:

•
Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, and that are not designated at FVPL are measured at amortized cost. Interest income from these financial assets is included in interest income using the effective interest rate method. Any gain or loss arising from derecognition or impairment is recognized directly in profit or loss. Such assets held by the Group mainly include cash at bank, accounts and other receivables, financial assets at amortized cost, financial assets purchased under reverse repurchase agreements, and loans to customers. Purchased or originated credit-impaired financial assets (“POCI”) are those financial assets that are credit-impaired on initial recognition whose interest income is calculated by applying the effective interest rate to the net carrying amount of the financial asset.

•
FVPL: Assets that do not meet the criteria for amortized cost are measured at FVPL. The gains or losses arising from fair value changes on the debt investments measured at FVPL are recognized in profit or loss.

F-
3
0

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	Material accounting policies (Continued)

3.8	Financial assets (Continued)

(ii)	Classification and Measurement (Continued)

Equity instruments
The Group subsequently measures all equity instruments at fair value. Dividends representing a return on such equity instruments are recognized in profit or loss when the Group’s right to receive payments is established.
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
The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost, with the exposure arising from loan commitments and financing guarantee contracts that are not in the scope of “Insurance Contracts”. A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

•	Choosing appropriate models and assumptions for the measurement of ECL including exposure at default (“EAD”), probability of default (“PD”), loss given default (“LGD”), etc.

•	Determining criteria for significant increase in credit risk;

•	Establishing the number and relative weightings of forward-looking scenarios for the associated ECL.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	Material accounting policies (Continued)

3.8	Financial assets (Continued)

(iii)	Impairment (Continued)

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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.8	Financial assets (Continued)

(iv)	Derecognition
Financial assets are derecognized if one of the following criteria are met:

•	the contractual rights to receive the cash flows from the financial assets have expired;

•	they have been transferred and the Group transfers substantially all the risks and rewards of ownership;

•	they have been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership and the Group has not retained control.
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

F-3
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.9	Financial liabilities
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

F-3
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.9	Financial liabilities (Continued)

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
As of December 31, 2022 and 2023, the Group did not hold any financial liabilities measured at FVPL other than payable for other debt investments (refer to Note 35).

F-3
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.10	Determination of fair value
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

F-3
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.12	Intangible assets

(i)	Trademarks and licenses
The cost of trademarks and licenses acquired in a business combination is the fair value as of the date of acquisition. The useful lives of trademarks and licenses are assessed to be either finite or indefinite. Trademarks and licenses with finite lives are subsequently amortized on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the trademark or license may be impaired. The amortization period and the amortization method for a trademark or license with a finite useful life are reviewed at least at each financial year end.
Trademarks and licenses with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such trademarks and licenses are not amortized. The useful life of a trademark or license with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

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

F-3
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.12	Intangible assets (Continued)

(iii)	Amortization methods and periods
The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods. When determining the useful life, the Group has taken into the account (i) the estimated period that can bring economic benefits to the Group; and (ii) the period required by the relevant laws and regulations. The Group estimates the useful life of the computer software based on usage of the software, expected technical obsolescence and innovations and industry experience of such intangible assets.

Expected useful life
• Computer software	3-10 years

3.13	Goodwill
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
Impairment is determined by assessing the recoverable amount of the cash-generating unit (“CGU”) (or group of cash-generating units (“CGU group”)) to which the goodwill relates. Where the recoverable amount of the CGU (or CGU group) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in subsequent periods.
Where goodwill has been allocated to a CGU (or CGU group) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed in these circumstances is measured based on the relative value of the disposed operation and the portion of the CGU (or CGU group) retained.

F-3
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.14	Property and equipment
The Group’s property and equipment mainly comprise buildings, leasehold improvements, office furniture and equipment, computer and electronic equipment and motor vehicles.
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

F-3
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.15	Impairment of non-financial assets
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

F-
4
0

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.16	Current and deferred income tax (Continued)

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

F-
4
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.17	Borrowings
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

F-4
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.20	Compound financial instruments
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

F-4
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.22	Share-based payment
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

F-4
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.23	Revenue recognition (Continued)

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

F-4
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.23	Revenue recognition (Continued)

3.23.1	Technology platform-based income and guarantee income (Continued)

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
The Group offers a full suite of wealth management products available from third-party institutional investment product providers to the investors on its technology platform. Such products include asset management plans, bank products, mutual funds, private investment funds, trust plans and others. Other technology platform–based income consist primarily of fee collected from product providers for facilitation of investment products offered on its technology platform which is the only performance obligation agreed in the contract.

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

F-4
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.24	Leases
Leases refer to a contract in which the lessor transfers the right to use the assets to the lessee for a certain period of time to obtain the consideration. Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases.
Group as a lessee
The Group mainly leases buildings as right-of-use assets. The Group applies the lease recognition exemption to short-term leases and leases of low-value assets, and does not recognize the right-of-use assets and lease liabilities. Lease payments on short-term leases and leases of low-value assets are recognized as costs of asset or expenses on a straight-line basis over the lease term. Except for lease applying lease recognition exemption, leases are recognized as a right-of-use
asset at the date at which the lease begins, lease liabilities are initial measured at the present value of the lease payments that have not been paid. Lease payments include fixed payments, variable lease payment based on an index or a rate, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option and payments of penalties for terminating the lease, etc.
Right-of-use
assets are initial measured at cost comprising the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and deduct any lease incentives receivable. The right-of-use asset is depreciated over the asset’s useful life on a straight-line basis if the Group can reasonably determine the ownership of the assets at the end of the lease term; The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term if the ownership of the assets is uncertain at the end of the lease term. When the recoverable amount is lower than the carrying amount of the right-of-use asset, the Group reduces its carrying amount to the recoverable amount.

F-4
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

3	M aterial accounting policies (Continued)

3.25	Provisions
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
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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
The Company and major overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to subsidiaries denominated in RMB. The Group entered into spot-forward US$/RMB currency swaps to manage our exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB until the foregoing swaps expired in May 2023. Since then, the Group has entered into forward
RMB-FX
trading to manage the exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB.
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

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
5% appreciation of RMB	699,049	(124,798)	(188,086)
5% depreciation of RMB	(699,049)	124,798	188,086

F-4
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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
5
0

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

	As of December 31, 2022
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
LIABILITIES
Payable to platform investors	—	—	—	—	—	—	1,569,367	1,569,367
Borrowings	9,086,732	27,828,781	—	—	—	—	—	36,915,513
Bonds payable	—	2,143,348	—	—	—	—	—	2,143,348
Accounts and other payables and contract liabilities	3,745,929	—	—	—	—	—	5,385,010	9,130,939
Payable to investors of consolidated structured entities	42,664,737	86,300,977	44,005,269	4,111,964	64,779	—	—	177,147,726
Financing guarantee liabilities	—	—	—	—	—	—	5,763,369	5,763,369
Lease liabilities	126,034	294,856	253,475	67,629	6,813	—	—	748,807
Convertible promissory notes payable	—	—	—	—	5,164,139	—	—	5,164,139
Optionally convertible promissory notes	—	8,142,908	—	—	—	—	—	8,142,908

Total financial liabilities	55,623,432	124,710,870	44,258,744	4,179,593	5,235,731	—	12,717,746	246,726,116

Nominal amount of interest rate swap	(8,984,334)	8,984,334	—	—	—	—	—	—

Total interest rate sensitivity gap	71,694,769	(34,517,572)	7,804,155	9,931,247	451,182	8,208,599	21,102,937	84,675,317

F-
5
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

	As of December 31, 202 3
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Cash at bank	21,574,670	3,517,100	3,546,122	5,287,142	5,673,751	—	—	39,598,785
Restricted cash	9,976,852	439,993	210,648	511,345	7,000	—	—	11,145,838
Financial assets at fair value through profit or loss	10,011,589	2,564,158	44,028	484,629	3,523,561	2,769,962	9,494,677	28,892,604
Financial assets at amortized cost	1,509,479	138,064	979,418	—	—	384,609	—	3,011,570
Accounts and other receivables and contract assets	—	—	—	—	—	—	7,293,671	7,293,671
Loans to customers	35,652,598	60,858,277	24,591,854	5,401,200	63,017	3,127,008	—	129,693,954

Total financial assets	78,725,188	67,517,592	29,372,070	11,684,316	9,267,329	6,281,579	16,788,348	219,636,422

F-5
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

	As of December 31, 202 3
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
LIABILITIES
Payable to platform investors	—	—	—	—	—	—	985,761	985,761
Borrowings	10,260,251	25,771,136	1,838,920	952,977	—	—	—	38,823,284
Accounts and other payables and contract liabilities	—	—	—	—	—	—	4,790,038	4,790,038
Payable to investors of consolidated structured entities	25,803,640	40,961,798	15,144,178	1,308,562	46,560	—	—	83,264,738
Financing guarantee liabilities	—	—	—	—	—	—	4,185,532	4,185,532
Lease liabilities	73,821	168,650	108,915	32,979	2,329	—	—	386,694
Convertible promissory notes payable	—	—	—	5,650,268	—	—	—	5,650,268

Total financial liabilities	36,137,712	66,901,584	17,092,013	7,944,786	48,889	—	9,961,331	138,086,315

Total interest rate sensitivity gap	42,587,476	616,008	12,280,057	3,739,530	9,218,440	6,281,579	6,827,017	81,550,107

The Group performs interest rate sensitivity analysis on profit for the Group by measuring the impact of a change in interest rate of financial assets, liabilities and interest rate derivative instruments.

F-5
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The table below illustrates the impact to profit before tax of the coming year as of each reporting date based on the structure of interest-bearing assets, liabilities and interest rate derivative instruments as of December 31, 2022 and 2023, caused by a parallel shift of 100 basis points in interest rates.

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Change in interest rate
-100 basis points	(497,888)	(374,950)
+100 basis points	497,888	374,950
In the sensitivity analysis, the Group adopts the following assumptions when determining business conditions and financial index:

•	The fluctuation rates of different interest-bearing assets and liabilities are the same;

•	All assets and liabilities are re-priced in the middle of relevant periods;

•	Analysis is based on static gap on reporting date, regardless of subsequent changes;

•	No consideration of impact on customers’ behavior resulting from interest rate changes;

•	No consideration of impact on market price resulting from interest rate changes;

•	No consideration of actions taken by the Group.
Therefore, the actual changes of net profit may differ from the analysis above.

4.1.2	Credit risk
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
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Please refer to Note 40 for the details.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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
POCI are those financial assets that are credit-impaired on initial recognition. Their ECL is always measured on a lifetime basis.
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
For loans to customers, the Group considers a loan to have experienced a significant increase in credit risk if the borrower is 30 or more days past due on its contractual payments. No qualitative criteria is considered by the Group since the Group monitors the risk of borrowers purely based on the overdue period. For other financial assets measured at amortized cost, the Group sets quantitative and qualitative criteria to judge if there is significant increase in credit risk, and the criteria include: 30 or more days past due, the forward-looking information and various reasonable supporting information, when determining the ECL staging for financial assets.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

(b)	Definition of default and credit-impaired assets
For loans to customers, the Group defines a financial instrument as in default, which is fully aligned with the definition of credit-impaired if the borrower is 90 or more days past due on its contractual payments. No qualitative criteria is considered by the Group since the Group monitors the risk of borrowers purely based on the overdue period. For other financial assets measured at amortized cost, the Group sets quantitative and qualitative criteria to define as in default, and the criteria include: 90 or more days past due and various reasonable supporting information.
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
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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
There have been no significant changes in estimation techniques during the years ended December 31, 2021, 2022 and 2023.

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
In 2023, the Group analyzed that the relationship between CPI and PD is non-monotonic. Therefore, CPI was excluded from the economic indicators used to determine PD.

F-5
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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
The Group considered different macroeconomic scenarios. As of December 31, 2022 and 2023, the key macroeconomic assumptions used to estimate expected credit losses are listed below.

As of December 31,
	2022	2023
GDP – year on year percentage change	3.8%-5.5%	4.6%-5.5%
CPI – year on year percentage change	2.0%-2.4%	NA
Broad measure of money supply (M1) – year on year percentage change	7.3%-8.6%	4.5%-6.4%
Similar to other economic forecasts, the forecasts of economic indicators have high inherent uncertainties and therefore actual results maybe significantly different from the forecasts. The Group considered above forecasts as its best estimate as of December 31, 2022 and 2023.
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
The Group has the highest weight of the base scenario. The loans to customers and financing guarantee contracts assumed that if the weight of the upside scenario increased by 10% and the weight of the base scenario reduced by 10%, the Group’s ECL impairment provision as of December 31, 2021, 2022 and 2023 would be reduced by RMB15 million and RMB62 million and RMB56 million, respectively; if the weight of the downside scenario increased by 10% and the weight of the base scenarios reduced by 10%, the Group’s ECL impairment provision as of December 31, 2021, 2022 and 2023 would be increased by RMB32 million and RMB123 million and RMB39 million, respectively.

F-
6
0

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Total ECL and financing guarantee liabilities under assumption of reclassification of financial instruments from stage 2 to stage 1	10,479,472	9,651,158
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	12,826,347	11,459,365

Difference-amount	(2,346,875)	(1,808,207)
Difference-ratio	-18%	-16%

F-
6
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

	As of December 31, 2022
	Stage I	Stage II	Stage III	POCI	Maximum Credit Risk Exposure
(in RMB’000)
Book value
On-balance sheet
Financial assets at amortized cost	4,118,635	—	281,531	316,282	4,716,448
Loans to customers	208,609,176	2,763,586	73,883	—	211,446,645

Total	212,727,811	2,763,586	355,414	316,282	216,163,093

Off-balance sheet
Financing guarantee contracts	67,011,692	1,491,246	—	—	68,502,938

	As of December 31, 2023
	Stage I	Stage II	Stage III	POCI	Maximum Credit Risk Exposure
(in RMB’000)
Book value
On-balance sheet
Financial assets at amortized cost	2,603,594	—	264,066	143,910	3,011,570
Loans to customers	127,933,160	1,661,728	99,066	—	129,693,954

Total	130,536,754	1,661,728	363,132	143,910	132,705,524

Off-balance sheet
Financing guarantee contracts	53,889,614	1,013,873	—	—	54,903,487

For other
on-balance
sheet financial assets, the maximum credit risk exposure is their net carrying amount.

F-6
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

	As of December 31, 2022
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial liabilities -
Payable to platform investors	1,569,367	—	—	—	—	1,569,367
Borrowings	—	37,506,884	—	—	—	37,506,884
Bonds payable	—	2,209,274	—	—	—	2,209,274
Accounts and other payables and contract liabilities	5,385,010	3,745,929	—	—	—	9,130,939
Payable to investors of consolidated structured entities	47,351	133,933,056	45,293,609	4,182,362	65,607	183,521,985
Financing guarantee liabilities	68,502,938	—	—	—	—	68,502,938
Lease liabilities	—	462,785	247,494	67,737	6,819	784,835
Convertible promissory notes payable	—	50,177	50,177	50,177	6,867,555	7,018,086
Optionally convertible promissory notes	—	8,546,138	—	—	—	8,546,138

	75,504,666	186,454,243	45,591,280	4,300,276	6,939,981	318,790,446

F-6
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.3	Liquidity risk (Continued)

	As of December 31, 2023
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial liabilities -
Payable to platform investors	985,761	—	—	—	—	985,761
Borrowings	—	36,834,417	1,926,278	959,173	—	39,719,868
Accounts and other payables and contract liabilities	4,790,038	—	—	—	—	4,790,038
Payable to investors of consolidated structured entities	—	68,831,360	15,549,614	1,327,057	53,369	85,761,400
Financing guarantee liabilities	54,903,487	—	—	—	—	54,903,487
Lease liabilities	—	258,654	113,471	33,667	2,385	408,177
Convertible promissory notes payable	—	51,028	51,028	6,984,009	—	7,086,065

	60,679,286	105,975,459	17,640,391	9,303,906	55,754	193,654,796

4.2	Capital management
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
Except those subsidiaries with financial licenses, the Group monitors capital by regularly reviewing the total equity attributable to owners’ of the Company. Adjustments to current capital structure are made in light of changes in economic conditions and risk characteristics of the Group’s activities. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid, return capital to ordinary shareholders or issue capital securities.

F-6
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

4	Financial instruments and risks (Continued)

4.3	Group’s maximum exposure to structured entities

The Group uses structured entities in the normal course of business for a number of purposes, for example, structured transactions for customers, to provide finance to public and private sector infrastructure projects, and to generate fees from servicing loans made on behalf of third-party investors. These structured entities are financed through the issue of notes or units to investors. Refer to Note 2 and Note 5.7 for the Group’s consolidation consideration related to structured entities.
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

	As of December 31, 2022
(In RMB’000)	Size	Carrying amount of investment in structured entities	Group’s maximum exposure	Interest held by Group
Unconsolidated structured products managed by third parties (a)	NA	17,312,195	17,312,195	Investment income
Unconsolidated structured products managed by affiliated entities (a)	NA	8,321,066	8,321,066	Investment income
Unconsolidated structured products serviced by the Group	2,581,999	—	1,849,897	Service fee

	As of December 31, 2023
(In RMB’000)	Size	Carrying amount of investment in structured entities	Group’s maximum exposure	Interest held by Group
Unconsolidated structured products managed by third parties (a)	NA	24,138,970	24,138,970	Investment income
Unconsolidated structured products managed by affiliated entities (a)	NA	2,605,227	2,605,227	Investment income
Unconsolidated structured products serviced by the Group	90,946	—	90,946	Service fee
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

F-6
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

4	Financial instruments and risks (Continued)

4.4	Fair value estimation

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

F-6
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

4	Financial instruments and risks (Continued)

4.4	Fair value estimation (Continued)

The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

As of December 31, 2022	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Unlisted Securities
Asset management plans	—	4,667,559	342,154	5,009,713
Trust plans	—	3,268,709	621,840	3,890,549
Private fund and other equity investments	—	1,603,219	440,832	2,044,051
Mutual funds	7,125,498	—	—	7,125,498
Corporate bonds	—	—	46,435	46,435
Bank wealth management products	—	7,563,450	—	7,563,450
Structured deposits	—	2,406,785	—	2,406,785
Others debt investments	—	—	1,002,966	1,002,966

Derivative instruments
Interest rate swap	—	222,086	—	222,086
Foreign currency swap	—	225,357	—	225,357

Total	7,125,498	19,957,165	2,454,227	29,536,890

As of December 31, 2023	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Unlisted Securities
Asset management plans	—	2,474,417	727,294	3,201,711
Trust plans	—	829,973	12,040,082	12,870,055
Private fund and other equity investments	—	—	659,406	659,406
Mutual funds	4,979,600	—	—	4,979,600
Corporate bonds	—	—	43,083	43,083
Bank wealth management products	—	4,990,342	—	4,990,342
Structured deposits	—	804,897	—	804,897
Others debt investments	—	—	1,343,510	1,343,510

Total	4,979,600	9,099,629	14,813,375	28,892,604

There were no changes in valuation techniques during the period.

F-6
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

4	Financial instruments and risks (Continued)

4.4	Fair value estimation (Continued)

The following table presents the changes in level 3 instruments for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023

	Financial assets at fair value through profit or loss
	RMB’000	RMB’000	RMB’000
As of beginning of the year	1,266,495	1,265,233	2,454,227
Additions	131,829	1,548,065	9,314,775
Disposal	(29,664)	(300,136)	(1,472,927)
Transfer into level 3	1,035,642	—	4,362,591
Transfer out of level 3	(3,047)	—	—
Gains or losses recognized in profit or loss	(1,136,022)	(58,935)	154,709

As of end of the year	1,265,233	2,454,227	14,813,375

For the year ended December 31, 2023, the transfer of investments from Level 2 to Level 3 are mainly due to the addition of closed period terms for existing trust plans which makes the net asset value a level 3 input as it is an indicative value with no commitment to actually transact at that price.
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
As of December 31, 2021, 2022 and 2023, the level 3 instruments were mainly trust plans and other debt investment at fair value through profit or loss. As the trust plans and other debt investment are not traded in an active market, their fair values have been determined using the discounted cash flow method whereby the discount rate adjustment technique is applied and the net asset value method whereby the net asset value provided by third-party. The discount rate used to determine the present value was a rate that reflects current market assessments of the time value of money and the risks specific to the assets as at each reporting date with critical estimates and judgements by the management. The net asset value provided by third party at the period end was an indicative value that the Group willing to transact at that price without any adjustment, therefore the discount rate is the only significant unobservable input in the measurement of the level 3 instruments. As of
December 31, 2021, 2022 and 2023, the discount rates used to determine fair value of level 3 instruments ranged from 5.4% to 9.5%.
The table below illustrates the carrying amount of the level 3 instruments with the fair value determined using the discounted cash flow method as well as the impact to profit/(loss) before income tax for the years ended December 31, 2021, 2022 and 2023, if the risk-adjusted discount rate had increased/decreased by 100 basis points with all other variables held constant.

	As of December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Discounted cash flow method	1,265,233	2,454,227	3,074,421
Expected changes in profit/(loss) before income tax +100 basis points	(42,509)	(42,824)	(61,750)
-100 basis points	45,553	45,826	67,634

F-6
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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
The Group tests annually whether goodwill has suffered any impairment. The recoverable amount of the CGU (or CGU group) is the higher of value-in-use
(“VIU”) and fair value less costs of sale. These calculations require the use of judgments and estimates. Estimates include forecasts used for determining cash flows for the CGU (or CGU group), appropriate long-term growth rate and discount rate. The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time. Changing the assumptions selected by management applied in VIU calculations, including revenue growth rate, loan loss rates, pre-tax
discount rate and long-term growth rate, could materially affect the net present value used in the impairment test and as a result affect the Group’s financial condition and results of operations. If there is a significant adverse change in the projected performance and resulting future cash flow projections, it may be necessary to take an impairment charge to the consolidated statement of comprehensive income.

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
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

F-
7
0

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

F-
7
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

6	Technology platform-based income

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Technology platform–based income
Retail credit and enablement service fees	36,793,020	28,621,121	15,134,217
Other technology platform–based income	1,501,297	597,311	191,609

	38,294,317	29,218,432	15,325,826

		Year ended December 31,
		2021	2022	2023
		RMB’000	RMB’000	RMB’000
Retail credit and enablement service fees
Loan enablement service fees	At a point in time	5,675,612	3,446,163	978,958
Post-origination service fees	Over time	30,411,362	24,028,033	13,729,327
Referral income from platform service	At a point in time	706,046	1,146,925	425,932

		36,793,020	28,621,121	15,134,217

(a)	The table below sets forth the remaining performance obligations of long-term contracts:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of the year
Expected to be recognized within one year	11,330,057	5,614,253
Expected to be recognized in one to two years	5,643,999	1,923,795
Expected to be recognized over two years	1,937,183	1,092,647

	18,911,239	8,630,695

F-7
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

7	Net interest income

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Loans originated by consolidated trust plans
Interest income	21,229,806	25,869,521	14,767,163
Interest expense	(8,400,992)	(10,216,770)	(6,722,267)

Net interest income from loans originated by consolidated trust plans	12,828,814	15,652,751	8,044,896

Loans originated by consumer finance company and microloan lending companies
Interest income	1,535,023	4,023,755	5,007,555
Interest expense	(189,606)	(695,130)	(704,094)

Net interest income from loans originated by microloan lending companies and consumer finance company	1,345,417	3,328,625	4,303,461

Total net interest income	14,174,231	18,981,376	12,348,357

8	Other income

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Account management service fees	3,507,999	1,094,030	1,131,607
Others	367,408	143,974	12,163

	3,875,407	1,238,004	1,143,770

F-7
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

9	Investment income

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Interest income
Financial assets at amortized cost	479,043	341,617	234,431
Financial assets purchased under reverse repurchase agreements	83,763	76,737	—

	562,806	418,354	234,431

Realized gains
Financial assets at fair value through profit or loss	991,437	1,099,568	1,013,049
Financial assets at amortized cost	80,866	—	—

	1,072,303	1,099,568	1,013,049

Net change in unrealized gains/(losses)
Financial assets at fair value through profit or loss	(483,356)	(212,297)	(197,027)

	1,151,753	1,305,625	1,050,453

F-7
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

10	Expense by nature

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Employee benefit expenses (Note 10.1)	16,402,993	15,080,319	12,528,795
Loan origination and servicing expenses	5,712,598	3,667,962	2,021,636
Outsourcing service expenses	1,355,273	1,391,292	1,058,915
Trust management fee	1,078,380	1,251,761	939,004
Payment processing expenses	1,197,869	1,134,905	750,504
Promotion and advertising expenses	1,685,847	1,525,797	585,240
Depreciation of right-of-use assets (Note 24)	608,889	578,014	413,957
Taxes and surcharges	534,647	568,826	319,512
Business entertainment expenses	619,328	389,369	206,135
Depreciation of property and equipment (Note 22)	193,511	177,799	181,171
Audit fees	42,376	39,271	47,449
Amortization of intangible assets (Note 23)	22,234	15,325	11,022
Others	740,039	1,068,711	614,673

Total sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses	30,193,984	26,889,351	19,678,013

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Sales and marketing expense
Borrower acquisition expenses	10,119,525	7,865,407	5,030,841
General sales and marketing expenses	6,637,150	6,653,847	4,377,490
Investor acquisition and retention expenses	676,984	301,092	24,035
Referral expenses from platform service	559,413	936,570	435,122

	17,993,072	15,756,916	9,867,488

F-7
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

10	Expense by nature (Continued)

10.1	Employee benefit expenses

(a)	Employee benefit expenses are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Wages, salaries and bonuses	11,681,753	10,163,216	9,090,885
Other social security costs, housing benefits and other employee benefits	3,157,771	3,293,366	2,347,734
Pension costs – defined contribution plans	1,430,074	1,577,818	1,126,319
Share-based payment (Note 42)	133,395	45,919	(36,143)

	16,402,993	15,080,319	12,528,795

(b)	Five highest paid individuals
The five individuals whose emoluments excluding share-based payment were the highest in the Group for the years ended December 31, 2021, 2022 and 2023 include three, two and two directors, whose emoluments are reflected in the analysis shown in Note 46. The emoluments payable to the remaining two, three and three individuals during the years ended December 31, 2021, 2022 and 2023 are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Wages, salaries and bonuses	12,294	10,044	9,114
Other social security costs, housing benefits and other employee benefits	2,132	2,819	2,717
Pension costs – defined contribution plans	57	149	157

	14,483	13,012	11,988

The emoluments fell within the following bands:

	Year ended December 31,
	2021	2022	2023
Emolument bands (in RMB’000)
1,000 – 5,000	—	2	3
5,001 – 10,000	2	1	—

	2	3	3

F-7
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

11	Credit impairment losses

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Loans to customers	2,441,111	7,175,389	6,573,590
Financing guarantee contracts	2,933,903	7,660,622	5,520,883
Accounts and other receivables and contract assets	991,903	1,140,937	629,124
Financial assets at amortized cost	272,909	575,161	(27,765)
Others	3,901	(1,644)	1,476

	6,643,727	16,550,465	12,697,308

12	Finance costs

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Interest expenses on borrowings	380,447	701,637	842,421
Interest expenses on convertible promissory notes	893,001	1,045,611	448,017
Interest expenses on Convertible Notes	495,079	521,747	407,255
Interest expenses on unpaid consideration of convertible promissory notes (Note 33(a))	—	16,162	58,381
Interest expenses on lease liabilities	38,709	41,402	27,123
Interest expenses on consolidated wealth management products	9,122	6,473	868
One-time expenses related to early redemption and extension of convertible promissory notes (Note 33(a))	—	173,775	—
Bank interest income	(820,843)	(1,267,815)	(1,370,042)

	995,515	1,238,992	414,023

F-7
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

13	Other gains/(losses) – net

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Government grants	251,309	408,164	212,257
Foreign exchange gains/(losses) (a)	206,753	(877,232)	75,714
ADS transferring income	109,843	236,827	72,702
Input VAT super-deduction	46,127	92,230	29,454
Others (b)	(114,653)	143,470	(179,791)

	499,379	3,459	210,336

(a)	The foreign exchange losses in 2022, amounting to RMB877 million, was mainly due to the depreciation of RMB against USD.
(b)
Other losses of RMB180 million in 2023 compared to other gains of RMB143 million in 2022, was mainly due to the increase of losses associated with certain risk assets and the high base of the same period last year due to one time recovery of losses associated with legacy business via law suit.

14	Income tax expenses
The following table sets forth the income tax expense of the Group for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Current income tax	13,105,863	4,494,818	1,362,342
Deferred income tax	(6,414,745)	(256,586)	(751,716)

	6,691,118	4,238,232	610,626

F-7
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

14	Income tax expenses (Continued)

The following table sets forth the reconciliation from income tax calculated based on the applicable tax rates and profit before income tax expenses presented in the consolidated financial statements to the income tax expenses:

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Profit before income tax expenses	23,400,178	13,013,271	1,645,112
Income tax calculated at the PRC statutory tax rate of 25%	5,850,045	3,253,318	411,278
Tax effect of:
Differential income tax rates applicable to subsidiaries (a)(b)(c)	263,707	534,154	254,445
Expenses and losses not deductible for tax purposes (g)	245,097	265,674	131,186
Reversal of deferred tax assets recognized in prior years	381,456	62,925	87,926
Deductible temporary differences and tax losses for which no deferred tax asset was recognized (f)	210,748	233,457	45,696
Research and development tax credit	(39,038)	(40,121)	(39,317)
Utilisation of previously unrecognized deferred tax assets	(24,649)	(100,351)	(49,240)
Effect of tax rate changes on deferred income taxes	(42,929)	(9,565)	(131,151)
Others	(153,319)	38,741	(100,197)

Income tax expense	6,691,118	4,238,232	610,626

(a)	Cayman Islands and BVI Income Tax
The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax. The Group entities established under the BVI Business Companies Acts are exempted from BVI income taxes.

(b)	Hong Kong Income Tax
Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, according to the latest regulation, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

F-7
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

14	Income tax expenses (Continued)

(c)	Indonesia Income Tax
The Indonesia income tax rate is 22%. No Indonesia profits tax was provided for as there was no estimated assessable profit that was subject to Indonesia profits tax for the years ended December 31, 2021, 2022 and 2023.

(d)	PRC Corporate Income Tax (“CIT”)
The income tax provision of the Group in respect of its operations in the PRC was generally calculated at the tax rate of 25% on the assessable profits for the years ended December 31, 2021, 2022 and 2023, based on the existing legislation, interpretations and practices in respect thereof.
According to certain preferential regulations and policies issued by relevant tax authorities, certain subsidiaries and branches of the Group were qualified for a preferential tax rate of 15% for the years ended December 31, 2021, 2022 and 2023.

(e)	PRC Withholding Tax
According to the New Corporate Income Tax Law, distribution of profits earned by the PRC companies since January 1, 2008 to foreign investors is subject to withholding tax of 5% or 10%, depending on the country of incorporation of the foreign investor, upon the distribution of profits to overseas-incorporated immediate holding companies.
As of December 31, 2022 and 2023, the Group did
no
t have any plan to require its PRC subsidiaries to distribute their existing retained earnings and intends to retain them to operate and expand business in the PRC. Accordingly, no deferred tax liability on withholding tax was accrued at the end of each year presented.

(f)
Due to the change in business strategy, deferred tax assets in relation to certain subsidiaries of the Group have not been recognized as it is not probable that future taxable profits of these subsidiaries will be available in order to utilize the tax benefits from the deductible temporary differences.

(g)
Expenses and losses not deductible for tax purposes mainly related to business entertainment expenses and advertising expenses exceeding certain threshold, as well as share-based compensation expenses, which are not tax deductible according to the relevant tax regualtions.

F-
8
0

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

15	Earnings per share

(a)
Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Group. One ADS represents two ordinary shares of the Company.

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Profit attributable to owners of the Company	16,804,380	8,699,369	886,865
Weighted average number of ordinary shares in issue (in ’000)	1,181,850	1,145,050	1,146,175

Basic earnings per share (in RMB)	14.22	7.60	0.77

Basic earnings per ADS (in RMB)	28.44	15.20	1.54

(b)
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the years ended December 31, 2021, 2022 and 2023 the Group has four categories of potential dilutive ordinary shares: convertible promissory notes (refer to Note 33), optionally convertible promissory notes (refer to Note 34), share options and PSUs (refer to Note 42).

For the year ended December 31, 2021, all four categories of potential dilutive ordinary shares are included in the calculation of diluted earnings per share.
For the year ended December 31, 2022 and 2023, two categories of potential dilutive ordinary shares are included in the calculation of diluted earnings per share: share options and PSUs. Potential ordinary shares issuable upon conversion of optionally convertible promissory notes and convertible promissory notes were not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive.

F-
8
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

15	Earnings per share (Continued)

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Earnings
Profit attributable to owners of the Company	16,804,380	8,699,369	886,865
Interest expense on convertible instruments, net of tax	1,388,080	—	—

Net profit used to determine diluted earnings per share	18,192,460	8,699,369	886,865

Weighted average number of ordinary shares
Weighted average number of ordinary shares in issue (in ’000)	1,181,850	1,145,050	1,146,175
Adjustments for:
Assumed conversion of convertible instruments (in ’000)	169,737	—	—
Assumed exercise of share options and vesting of PSUs (in ’000)	8,165	2,318	987

Weighted average number of ordinary shares for diluted earnings per share (in ’000)	1,359,752	1,147,368	1,147,162

Diluted earnings per share (in RMB)	13.38	7.58	0.77

Diluted earnings per ADS (in RMB)	26.76	15.16	1.54

F-8
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

16	Cash at bank and restricted cash

	As of December 31,
Cash at bank	2022	2023
	RMB’000	RMB’000
Demand deposits
RMB	24,509,888	16,439,164
USD	1,985,271	347,388
HKD	13,586	23,809
IDR	15,450	11,115

	26,524,195	16,821,476

Time deposits
RMB	17,248,631	22,672,430
IDR	111,416	108,672

	17,360,047	22,781,102

Less: Provision for impairment losses	(2,115)	(3,793)

	43,882,127	39,598,785

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Restricted cash
Cash from consolidated structured entities (a)	22,990,022	8,802,106
Deposits for borrowings (b)	1,478,504	507,613
Deposits held on behalf of platform investors (c)	702,018	616,000
Others	1,338,087	1,220,119

	26,508,631	11,145,838

(a)
Cash from consolidated structured entities is the cash held by the Group’s consolidated structured entities either received from investors for upcoming investment in retail credit business or investors’ funds whose withdrawal is in processing due to settlement time.

(b)	Deposits for borrowings are pledges for secured borrowings (refer to Note 28(a)).
(c)	As of December 31, 2022 and 2023, deposits held on behalf of platform investors represents funds received from platform investors whose withdraw is in processing due to settlement time.

F-8
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

17	Financial assets at fair value through profit or loss

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Unlisted securities
Trust plans (a)	3,890,549	12,870,055
Bank wealth management products	7,563,450	4,990,342
Mutual funds	7,125,498	4,979,600
Asset management plans (a)	5,009,713	3,201,711
Structured deposits	2,406,785	804,897
Private fund and other equity investments (a)	2,044,051	659,406
Corporate bonds (a)	46,435	43,083
Other debt investments	1,002,966	1,343,510

	29,089,447	28,892,604

(a)
As of December 31, 2022 and 2023, the principal amount of financial assets at fair value through profit or loss amounting to RMB3,742 million and RMB3,913 million were past due. A fair value loss of RMB100 million and RMB323 million was recognized for the years ended December 31, 2022 and 2023 for these overdue financial assets based on the discounted future cash flow estimated at the balance sheet date.

F-8
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

18	Financial assets at amortized cost

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Unlisted securities
Debt investments	6,471,987	4,662,382

Interest receivable	122,799	196,819

	6,594,786	4,859,201
Less: Provision for impairment losses	(1,878,338)	(1,847,631)

	4,716,448	3,011,570

Expected credit loss rate	28.48%	38.02%

(a)
As of December 31, 2022 and 2023, the principal amount of financial assets at amortized cost amounting to RMB2,000 million and RMB1,947 million were past due. An impairment loss of RMB565 million and RMB17 million was recognized for the years ended December 31, 2022 and 2023 based on the discounted future recoverable amount estimated at the balance sheet date.

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

F-8
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

18	Financial assets at amortized cost (Continued)

(c)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2021:

	Year ended December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2021	5,160	—	1,140,348	26,357	1,171,865
New financial assets originated or purchased	10,808	—	—	—	10,808
Write-offs	—	—	(17,651)	(8,694)	(26,345)
Disposal in the current period	—	—	(144,320)	—	(144,320)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(4,531)	—	(10,366)	48,184	33,287
Change in parameters of expected credit loss model	467	—	312,491	(19,277)	293,681

As of December 31, 2021	11,904	—	1,280,502	46,570	1,338,976

(d)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2022:

	Year ended December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2022	2,709,756	—	1,865,241	548,592	5,123,589
New financial assets originated or purchased	5,635,886	—	—	79,456	5,715,342
Transfer	(363,927)	—	363,927	—	—
— From stage 1 to stage 2	(363,927)	363,927	—	—	—
— From stage 2 to stage 3	—	(363,927)	363,927	—	—
Write-offs	—	—	(38,858)	(11,854)	(50,712)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(3,822,562)	—	(102,087)	(268,784)	(4,193,433)

As of December 31, 2022	4,159,153	—	2,088,223	347,410	6,594,786

F-8
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

18	Financial assets at amortized cost (Continued)

(e)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2022:

	Year ended December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2022	11,904	—	1,280,502	46,570	1,338,976
New financial assets originated or purchased	19,733	—	—	—	19,733
Transfer	(3,622)	—	236,007	—	232,385
— From stage 1 to stage 2	(3,622)	3,622	—	—	—
— From stage 2 to stage 3	—	(63,386)	63,386	—	—
Net impact on expected credit loss by stage transfer	—	59,764	172,621	—	232,385
Write-offs	—	—	(38,858)	(11,854)	(50,712)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(5,395)	—	(74,124)	3,238	(76,281)
Change in parameters of expected credit loss model	17,898	—	403,165	(6,826)	414,237

As of December 31, 2022	40,518	—	1,806,692	31,128	1,878,338

(f)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2023:

	Year ended December 31, 2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2023	4,159,153	—	2,088,223	347,410	6,594,786
New financial assets originated or purchased	59,230	—	—	—	59,230
Write-offs	—	—	—	(16,588)	(16,588)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(1,592,805)	—	(35,179)	(150,243)	(1,778,227)

As of December 31, 2023	2,625,578	—	2,053,044	180,579	4,859,201

F-8
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

18	Financial assets at amortized cost (Continued)

(g)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2023:

	Year ended December 31, 2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2023	40,518	—	1,806,692	31,128	1,878,338
New financial assets originated or purchased	1,967	—	—	—	1,967
Write-offs	—	—	—	(16,588)	(16,588)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(27,179)	—	(53,097)	(15,324)	(95,600)
Change in parameters of expected credit loss model	6,678	—	35,383	37,453	79,514

As of December 31, 2023	21,984	—	1,788,978	36,669	1,847,631

F-8
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

19	Accounts and other receivables and contract assets

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Contract acquisition cost (f)	6,236,822	2,812,305
Receivables from core retail credit and enablement service	3,736,176	1,564,189
Receivables from external payment services providers (a)	1,826,203	1,059,093
Trust statutory deposits (b)	1,058,355	627,674
Other deposits	505,764	390,173
Receivables from guarantee arrangements	430,908	273,838
Receivables from other technology platform-based service	508,202	181,602
Receivables from ADS income	95,246	107,079
Receivables from referral arrangements	586,461	51,724
Receivables from exercise of share options	197	1,670
Receivables for shares repurchase program (Note 37(a))	859,772	—
Others	553,530	498,336

Less: Provision for impairment losses (c)	(639,501)	(274,012)

	15,758,135	7,293,671

The following table sets forth the aging analysis of receivables generated from activities in relation to core retail credit and enablement service, other technology platform-based service, referral and guarantee arrangements as of December 31, 2022 and 2023. The aging is presented from the date the corresponding revenue is recognized.

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Up to 1 year	5,107,630	1,931,422
1 to 2 years	117,620	62,799
2 to 3 years	30,548	69,075
Above 3 years	5,949	8,057

	5,261,747	2,071,353

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

F-8
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

19	Accounts and other receivables and contract assets (Continued)

(c)	The following table sets forth the movements in the provision for impairment losses:

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
At the beginning of the year	688,378	630,848	639,501
Impairment loss recognized in the consolidated statement of comprehensive income	991,903	1,140,937	629,124
Written off during the year	(1,083,618)	(1,172,660)	(1,090,364)
Recovery of receivables written off previously	34,185	40,376	95,751

At the end of the year	630,848	639,501	274,012

(d)
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

F-
9
0

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

19	Accounts and other receivables and contract assets (Continued)

(e)
The loss allowance as of December 31, 2023 was determined against receivables from core retail credit and enablement service, other technology platform-based service and referral and guarantee arrangements, as follows:

	As of December 31, 2023
	Current	1-90 days past due	91-180 days past due	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Expected loss rate	1.20%	78.28%	98.13%	13.23%
Receivables from core retail credit and enablement service	1,363,507	83,450	117,232	1,564,189
Receivables from other technology platform-based service	181,602	—	—	181,602
Receivables from referral arrangements	51,724	—	—	51,724
Receivables from guarantee arrangements	192,888	36,807	44,143	273,838

Loss allowance	(21,505)	(94,142)	(158,365)	(274,012)

(f)
As of December 31, 2022 and 2023, the remaining amount of consideration the Group expected to receive is higher than the carrying amount of contract acquisition cost. As such, no loss allowance was recorded against contract acquisition cost.

F-
9
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

20	Loans to customers

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Loans originated by consolidated trust plans	186,396,992	98,194,028
Loans originated by microloan lending companies and consumer finance company	30,109,705	37,616,889
Interest receivable	2,002,926	1,156,870
Less: Provision for impairment losses
Stage 1	(4,481,912)	(4,433,965)
Stage 2	(1,197,126)	(1,152,069)
Stage 3	(1,383,940)	(1,687,799)
	(7,062,978)	(7,273,833)

	211,446,645	129,693,954

Expected credit loss rate	3.23%	5.31%

(a)
As of December 31, 2022 and 2023, loans amounting to RMB142,966 million and RMB62,417 million, respectively, were covered by credit enhancement provided by credit enhancement providers. Of these amounts, the majority of the balance in each period was covered by credit insurance provided by Ping An Property and Casualty Insurance Company (“Ping An P&C”), a subsidiary of Ping An Group. Credit enhancement providers independently underwrite the borrowers and entered into the credit enhancement agreements either in the form of credit insurance or financing guarantees directly with the borrowers. The beneficiaries of such credit enhancement are the institutional funding partners who provide funding to the borrowers.

(b)	For the years ended December 31, 2021, 2022 and 2023, the amounts of concession provided to customers were not material.

F-9
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

20	Loans to customers (Continued)

(c)	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2021:

	Year ended December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2021	119,568,582	839,817	406,620	120,815,019
New loans originated	234,198,681	—	—	234,198,681
Transfers	(5,530,212)	4,439,585	1,090,627	—
— From stage 1 to stage 2	(5,579,855)	5,579,855	—	—
— From stage 2 to stage 1	49,643	(49,643)	—	—
— From stage 2 to stage 3	—	(1,091,109)	1,091,109	—
— From stage 3 to stage 2	—	482	(482)	—
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(132,711,645)	(3,703,157)	(25,534)	(136,440,336)
Write-offs	—	—	(847,383)	(847,383)

As of December 31, 2021	215,525,406	1,576,245	624,330	217,725,981

(d)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2021:

	Year ended December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2021	480,854	195,339	313,012	989,205
New loans originated	1,346,940	—	—	1,346,940
Transfers	(1,104,156)	454,235	1,045,357	395,436
— From stage 1 to stage 2	(1,109,405)	1,109,405	—	—
— From stage 2 to stage 1	16,509	(16,509)	—	—
— From stage 2 to stage 3	—	(1,000,215)	1,000,215	—
— From stage 3 to stage 2	—	458	(458)	—
Net impact on expected credit loss by stage transfers	(11,260)	361,096	45,600	395,436
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(622,468)	(470,524)	(124,794)	(1,217,786)
Change in parameters of expected credit loss model	1,759,075	133,230	24,216	1,916,521
Write-offs	—	—	(847,383)	(847,383)
Recovery of loans written off previously	—	—	170,938	170,938

As of December 31, 2021	1,860,245	312,280	581,346	2,753,871

F-9
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

20	Loans to customers (Continued)

(e)	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2022:

	Year ended December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	215,525,406	1,576,245	624,330	217,725,981
New loans originated	215,834,125	—	—	215,834,125
Transfers	(17,245,234)	13,239,242	4,005,992	—
— From stage 1 to stage 2	(17,540,156)	17,540,156	—	—
— From stage 2 to stage 1	294,922	(294,922)	—	—
— From stage 2 to stage 3	—	(4,015,845)	4,015,845	—
— From stage 3 to stage 2	—	9,853	(9,853)	—
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(201,023,209)	(10,854,775)	(159,277)	(212,037,261)
Write-offs	—	—	(3,013,222)	(3,013,222)

As of December 31, 2022	213,091,088	3,960,712	1,457,823	218,509,623

(f)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2022:

	Year ended December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	1,860,245	312,280	581,346	2,753,871
New loans originated	1,609,220	—	—	1,609,220
Transfers	(3,550,516)	1,088,799	3,840,446	1,378,729
— From stage 1 to stage 2	(3,573,960)	3,573,960	—	—
— From stage 2 to stage 1	54,161	(54,161)	—	—
— From stage 2 to stage 3	—	(3,575,710)	3,575,710	—
— From stage 3 to stage 2	—	9,329	(9,329)	—
Net impact on expected credit loss by stage transfers	(30,717)	1,135,381	274,065	1,378,729
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(1,707,206)	(403,559)	(214,194)	(2,324,959)
Change in parameters of expected credit loss model	6,270,169	199,606	42,624	6,512,399
Write-offs	—	—	(3,013,222)	(3,013,222)
Recovery of loans written off previously	—	—	146,940	146,940

As of December 31, 2022	4,481,912	1,197,126	1,383,940	7,062,978

F-9
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

20	Loans to customers (Continued)

(g)	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2023:

	Year ended December 31, 2023
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2023	213,091,088	3,960,712	1,457,823	218,509,623
New loans originated	126,598,504	—	—	126,598,504
Transfers	(20,444,970)	13,487,868	6,957,102	—
— From stage 1 to stage 2	(21,187,343)	21,187,343	—	—
— From stage 2 to stage 1	742,373	(742,373)	—	—
— From stage 2 to stage 3	—	(6,964,688)	6,964,688	—
— From stage 3 to stage 2	—	7,586	(7,586)	—
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(186,877,497)	(14,634,783)	(56,194)	(201,568,474)
Write-offs	—	—	(6,571,866)	(6,571,866)

As of December 31, 2023	132,367,125	2,813,797	1,786,865	136,967,787

(h)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2023:

	Year ended December 31, 2023
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2023	4,481,912	1,197,126	1,383,940	7,062,978
New loans originated	1,929,629	—	—	1,929,629
Transfers	(5,930,855)	356,101	6,757,208	1,182,454
— From stage 1 to stage 2	(6,016,218)	6,016,218	—	—
— From stage 2 to stage 1	166,232	(166,232)	—	—
— From stage 2 to stage 3	—	(6,209,153)	6,209,153	—
— From stage 3 to stage 2	—	7,070	(7,070)	—
Net impact on expected credit loss by stage transfers	(80,869)	708,198	555,125	1,182,454
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(2,277,971)	(400,954)	(184,192)	(2,863,117)
Change in parameters of expected credit loss model	6,231,250	(204)	93,578	6,324,624
Write-offs	—	—	(6,571,866)	(6,571,866)
Recovery of loans written off previously	—	—	209,131	209,131

As of December 31, 2023	4,433,965	1,152,069	1,687,799	7,273,833

As of December 31, 2023, loans to customers amounting to RMB6,572 million were written off in 2023 and were still subject to enforcement activity. The enforcement activity includes the amounts written off in previous years.

F-9
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

21	Deferred tax assets and deferred tax liabilities
Deferred income assets and liabilities of the Group are set out as follows:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Deferred tax assets	4,990,352	5,572,042
Deferred tax liabilities	(694,090)	(524,064)

Net amount	4,296,262	5,047,978

Deferred assets and liabilities not taking into consideration the offsetting of balances are set out as follows:

(a)	The following table sets forth the details of deferred tax assets:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Provision for asset impairments	1,303,345	2,438,417
Deductible tax losses	217,501	1,876,671
Guarantee liabilities	1,440,842	1,046,383
Revenue recognition—differences between accounting and tax book	1,252,255	818,420
Employee benefit payables	483,747	567,697
Accrued expenses	357,300	261,614
Changes in fair value	170,471	218,892
Lease liabilities (h)	187,202	96,674
Others	25,360	8,607

	5,438,023	7,333,375

(b)	Deductible temporary differences and deductible losses that are not recognized as deferred tax assets are analyzed as follows:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Deductible temporary differences	3,792,705	4,535,800
Deductible losses	2,135,395	2,655,644

	5,928,100	7,191,444

F-9
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

21	Deferred tax assets and deferred tax liabilities (Continued)

(c)	Deductible losses that are not recognized as deferred tax assets will expire as follows:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
2022	6,149	—
2023	120,824	—
2024	310,412	292,876
2025	158,783	111,899
2026	33,382	31,353
2027	263,800	261,405
2028	—	392,811
2032	—	217,776
2033	—	92,609
No due date	1,242,045	1,254,915

	2,135,395	2,655,644

(d)	The following table sets forth the movements of the deferred tax asset:

Movements	Deductible tax losses	Provision for asset impairments	Employee benefit payables	Accrued expenses	Guarantee liabilities	Revenue recognition - differences between accounting and tax book	Others (Includ ing changes in fair value )	Lease liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2021	581,325	1,368,693	626,048	528,660	187,169	—	267,562	244,855	3,804,312

Credited/(charged) - to profit or loss	(386,698)	(381,750)	125,878	(36,504)	487,108	1,635,551	(63,844)	(46,219)	1,333,522

As of December 31, 2021	194,627	986,943	751,926	492,156	674,277	1,635,551	203,718	198,636	5,137,834

Credited/(charged) - to profit or loss	22,874	316,402	(268,179)	(134,856)	766,565	(383,296)	(7,887)	(11,434)	300,189

As of December 31, 2022	217,501	1,303,345	483,747	357,300	1,440,842	1,252,255	195,831	187,202	5,438,023

Credited/(charged) to profit or loss	1,659,170	1,135,072	83,950	(95,686)	(394,459)	(433,835)	31,668	(90,528)	1,895,352

As of December 31, 2023	1,876,671	2,438,417	567,697	261,614	1,046,383	818,420	227,499	96,674	7,333,375

F-9
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

21	Deferred tax assets and deferred tax liabilities (Continued)

(e)	The following table sets forth for the details of deferred tax liabilities:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Unrealized consolidated earnings	672,661	1,799,822
Intangible assets arisen from business combination	211,565	211,565
Changes in fair value	57,471	157,620
Lease assets (h)	188,503	100,225
Others	11,561	16,165

	1,141,761	2,285,397

(f)	The following table sets forth the movements of the deferred tax liabilities:

Movements	Revenue recognition differences between accounting and tax book	Intangible assets arisen from business combination	Unrealized consolidated earnings	Effective interest adjustment	Changes in fair value	Others	Lease assets	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2021	4,157,984	452,258	434,850	862,035	20,469	8,398	243,387	6,179,381

Charged/(credited) - to profit or loss	(4,157,984)	(240,693)	141,622	(843,990)	56,802	5,159	(42,139)	(5,081,223)

As of December 31, 2021	—	211,565	576,472	18,045	77,271	13,557	201,248	1,098,158

Charged/(credited) - to profit or loss	—	—	96,189	(18,045)	(19,800)	(1,996)	(12,745)	43,603

As of December 31, 2022	—	211,565	672,661	—	57,471	11,561	188,503	1,141,761

Charged/(credited) - to profit or loss	—	—	1,127,161	—	100,149	4,604	(88,278)	1,143,636

As of December 31, 2023	—	211,565	1,799,822	—	157,620	16,165	100,225	2,285,397

(g)	The following table sets forth the net balances of deferred tax assets and liabilities after offsetting:

	As of December 31,
	2022		2023
	Offset amount	Balance after offsetting	Offset amount	Balance after offsetting
	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets	(447,671)	4,990,352	(1,761,333)	5,572,042

Deferred tax liabilities	447,671	(694,090)	1,761,333	(524,064)

(h)
Starting from 2023, the Group report deferred income tax associated with right-of-use assets and lease liabilities separately and revised the comparative period presentation to conform to current period classification.

F-9
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

22	Property and equipment

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2021
Cost	601,764	804,164	1,405,928
Accumulated depreciation	(354,656)	(627,229)	(981,885)

Net book amount	247,108	176,935	424,043

Year ended December 31, 2021
Opening net book amount	247,108	176,935	424,043
Additions	65,971	90,645	156,616
Disposals	(6,676)	(391)	(7,067)
Depreciation charge	(92,464)	(101,047)	(193,511)

Closing net book amount	213,939	166,142	380,081

As of December 31, 2021
Cost	626,583	849,946	1,476,529
Accumulated depreciation	(412,644)	(683,804)	(1,096,448)

Net book amount	213,939	166,142	380,081

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2022
Cost	626,583	849,946	1,476,529
Accumulated depreciation	(412,644)	(683,804)	(1,096,448)

Net book amount	213,939	166,142	380,081

Year ended December 31, 2022
Opening net book amount	213,939	166,142	380,081
Additions	44,915	81,100	126,015
Disposals	(4,601)	(1,197)	(5,798)
Depreciation charge	(74,057)	(103,742)	(177,799)

Closing net book amount	180,196	142,303	322,499

As of December 31, 2022
Cost	602,743	916,081	1,518,824
Accumulated depreciation	(422,547)	(773,778)	(1,196,325)

Net book amount	180,196	142,303	322,499

F-9
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

22	Property and equipment (Continued)

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2023
Cost	602,743	916,081	1,518,824
Accumulated depreciation	(422,547)	(773,778)	(1,196,325)

Net book amount	180,196	142,303	322,499

Year ended December 31, 2023
Opening net book amount	180,196	142,303	322,499
Additions	5,036	47,245	52,281
Disposals	(13,286)	(13)	(13,299)
Depreciation charge	(57,127)	(124,044)	(181,171)

Closing net book amount	114,819	65,491	180,310

As of December 31, 2023
Cost	494,731	953,395	1,448,126
Accumulated depreciation	(379,912)	(887,904)	(1,267,816)

Net book amount	114,819	65,491	180,310

23	Intangible assets

	Trademarks and licenses	Computer software and others	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2021
Cost	1,815,576	255,063	2,070,639
Accumulated amortization	(5,000)	(118,968)	(123,968)
Impairment	—	(64,209)	(64,209)

Net book amount	1,810,576	71,886	1,882,462

Year ended December 31, 2021
Opening net book amount	1,810,576	71,886	1,882,462
Additions	—	3,126	3,126
Impairment	(963,948)	—	(963,948)
Amortization charge	—	(22,234)	(22,234)

Closing net book amount	846,628	52,778	899,406

As of December 31, 2021
Cost	1,815,576	258,189	2,073,765
Accumulated amortization	(5,000)	(141,202)	(146,202)
Impairment	(963,948)	(64,209)	(1,028,157)

Net book amount	846,628	52,778	899,406

F-
1
00

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

23	Intangible assets (Continued)

	Trademarks and licenses	Computer software and others	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2022
Cost	1,815,576	258,189	2,073,765
Accumulated amortization	(5,000)	(141,202)	(146,202)
Impairment	(963,948)	(64,209)	(1,028,157)

Net book amount	846,628	52,778	899,406

Year ended December 31, 2022
Opening net book amount	846,628	52,778	899,406
Additions	—	2,134	2,134
Disposals	—	(756)	(756)
Impairment	—	(403)	(403)
Amortization charge	—	(15,325)	(15,325)

Closing net book amount	846,628	38,428	885,056

As of December 31, 2022
Cost	1,389,576	253,145	1,642,721
Accumulated amortization	(5,000)	(150,105)	(155,105)
Impairment	(537,948)	(64,612)	(602,560)

Net book amount	846,628	38,428	885,056

F-
10
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

23	Intangible assets (Continued)

	Trademarks and licenses	Computer software and others	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2023
Cost	1,389,576	253,145	1,642,721
Accumulated amortization	(5,000)	(150,105)	(155,105)
Impairment	(537,948)	(64,612)	(602,560)

Net book amount	846,628	38,428	885,056

Year ended December 31, 2023
Opening net book amount	846,628	38,428	885,056
Additions	—	1,503	1,503
Disposals	—	(618)	(618)
Impairment	—	—	—
Amortization charge	—	(11,022)	(11,022)

Closing net book amount	846,628	28,291	874,919

As of December 31, 2023
Cost	846,628	252,527	1,099,155
Accumulated amortization	—	(159,624)	(159,624)
Impairment	—	(64,612)	(64,612)

Net book amount	846,628	28,291	874,919

(a)	Impairment tests for intangible assets
The trademarks and licenses were intangible assets acquired in business combinations as part of the reorganization of the Group. Most of the trademarks and licenses acquired were determined to have indefinite useful life as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for the Group.
Impairment reviews on the trademarks and licenses with indefinite useful life were conducted by the Group at the end of years according to IAS 36 “Impairment of assets”. For the purposes of impairment assessment, the recoverable amount of the trademarks and licenses with indefinite life was determined based on the higher of the fair value less cost of disposal and value-in-use
calculations. Given there is no active market for the Group’s trademarks and licenses with indefinite life,

F-10
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

23	Intangible assets (Continued)

(a)	Impairment tests for intangible assets (Continued)
management did the
value-in-use
calculations to determine the recoverable amounts based on discounted cash flows. With reference to cash flow projection developed based on financial budgets covering a three to five-year period approved by management of the Group. As the contractual tenor of its loan product is 36 months, the cash flow forecast period of Puhui was eight years based on a financial budget covering a five-year period approved by management. As such, key assumptions underlying the five-year financial budget are used to develop the cash flows for the first five years. To develop the cash flows for the remaining period, management assumed the business would grow at the terminal growth rate. From the viewpoint of management of the Group and the market participants, the Group’s business is expected to reach a steady and stable terminal growth rate likely after a five-year period.
Based on management’s assessment on the recoverable amounts of the intangible assets, impairment losses amounting to RMB964 million, nil and nil were recognized for the years ended December 31, 2021, 2022 and 2023, respectively. Other than the aforementioned impairment, the results of cash flow projections exceed the carrying amount of each related intangible asset. However, subsequent impairment tests may be based on different assumptions and future cash flow projections, which may result in impairment losses for these assets in the foreseeable future.
The trademarks and licenses of the Group are primarily relating to trademark rights of Puhui of RMB800.7 million. The key assumptions used for value-in-use
calculations of trademark rights of Puhui are as follows:

	As of December 31,
	2021	2022	2023
Revenue growth rates	3%-8%	-22% - 30%	-25%-26%
Pre-tax discount rates	26%	21%	20%
Long term growth rate	3%	2%	2%
Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach used to determining values
Revenue growth rates	Based on recent macroeconomic, policy and industry factors, past performance and management’s expectations of market development.

Pre-tax discount rates	Reflect systematical risks and specific risks relating to the relevant segments and the countries in which they operate.

Long-term growth rate	This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rate is consistent with forecasts included in industry reports.
The excess of the recoverable amount of Puhui’s trademark over its carrying amount:

	As of December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Excess of the recoverable amount of trademark rights of Puhui over its carrying amount	3,795,189	4,761,332	1,296,090

F-10
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

23	Intangible assets (Continued)

( a )	Impairment tests for intangible assets (Continued)
While it is impracticable for the Group to estimate the impact on future periods, the following table sets forth the impact of management judgement of reasonable possible scenarios in each of the key assumptions, with all other variables held constant, on Puhui’s trademark rights impairment testing at the dates indicated. As shown below, the possible changes of key parameters would not cause the carrying amount of trademark rights of Puhui to exceed its recoverable amount at the dates indicated.

	Unfavourable Change			Favourable Change
As of December 31, 2021	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount
		RMB’000	RMB’000		RMB’000	RMB’000
Revenue growth rates (GAGR)	-35bp	(83,267)	3,711,922	+35bp	85,108	3,880,297
Pre-tax discount rate	+100 bp	(198,144)	3,597,045	-100bp	217,092	4,012,281
Long-term growth rate	-100 bp	(146,486)	3,648,703	+100bp	164,796	3,959,985

	Unfavourable Change			Favourable Change
As of December 31, 2022	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount
		RMB’000	RMB’000		RMB’000	RMB’000
Revenue growth rates (GAGR)	- 106 bp	(237,258)	4,524,074	+106 bp	245,670	5,007,002
Pre-tax discount rate	+100 bp	(332,500)	4,428,832	-100 bp	373,724	5,135,056
Long-term growth rate	-100 bp	(259,337)	4,501,995	+100bp	299,236	5,060,568

	Unfavourable Change			Favourable Change
As of December 31, 2023	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount
		RMB’000	RMB’000		RMB’000	RMB’000
Revenue growth rates (GAGR)	-80 bp	(78,519)	1,217,571	+80bp	159,464	1,377,035
Pre-tax discount rate	+100 bp	(115,392)	1,180,698	-100bp	244,838	1,425,536
Long-term growth rate	-100bp	(69,639)	1,226,451	+100bp	150,419	1,376,870

24	Leases

(a)	Amounts recognized in the statement of financial position
The statement of financial position shows the following amounts relating to leases:

	As of December 31,
	2022	2023
Right-of-use assets	RMB’000	RMB’000
Properties	754,010	400,900

Lease liabilities	748,807	386,694

F-10
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

24	Leases (Continued)

(b)	Amounts recognized in the statement of profit or loss
The statement of profit or loss shows the following amounts relating to leases:

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Depreciation charge of right-of-use assets	608,889	578,014	413,957
Interest expense (included in finance costs)	38,709	41,402	27,123
Expense relating to short-term leases (included in operation and servicing expenses; general and administrative expenses; technology and analytics expenses; and sales and marketing expenses)	55,408	37,376	47,873
Expense relating to leases of low-value assets (included in operation and servicing expenses; general and administrative expenses; technology and analytics expenses; and sales and marketing expenses)	25,550	25,548	14,527
The total cash outflow for leases for years ended December 31, 2021, 2022 and 2023 were RMB713 million, RMB694 million and RMB537 million, respectively.

(c)	Movement of right-of-use assets

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Opening net book amount	973,547	804,990	754,010
Additions	501,663	589,488	254,383
Early termination	(61,331)	(62,454)	(193,536)
Depreciation charge	(608,889)	(578,014)	(413,957)

Closing net book amount	804,990	754,010	400,900

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Cost	1,500,951	932,966
Accumulated depreciation	(746,941)	(532,066)

Net book amount	754,010	400,900

F-10
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

25	Goodwill

	As of January 1, 2021	Increase	Decrease	As of December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
Puhui (a)	8,911,445	—	—	8,911,445
Tianjin Guarantee	126,207	—	—	126,207
Pingan Jixin	67,752	—	—	67,752
Lu International (Hong Kong) Limited	6,663	—	—	6,663
Yunque Dongfang	2,800	—	—	2,800
Jinniu Loan	2,515	—	—	2,515

	9,117,382	—	—	9,117,382
Less: Impairment losses	(70,552)	(128,722)	—	(199,274)

	9,046,830	(128,722)	—	8,918,108

	As of January 1, 2022	Increase	Decrease	As of December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
Puhui (a)	8,911,445	—	—	8,911,445
Tianjin Guarantee	126,207	—	(126,207)	—
Pingan Jixin	67,752	—	—	67,752
Lu International (Hong Kong) Limited	6,663	—	—	6,663
Yunque Dongfang	2,800	—	(2,800)	—
Jinniu Loan	2,515	—	—	2,515

	9,117,382	—	(129,007)	8,988,375
Less: Impairment losses	(199,274)	(6,663)	129,007	(76,930)

	8,918,108	(6,663)	—	8,911,445

	As of January 1, 2023	Increase	Decrease	As of December 31, 2023
	RMB’000	RMB’000	RMB’000	RMB’000
Puhui (a)	8,911,445	—	—	8,911,445
Pingan Jixin	67,752	—	—	67,752
Lu International (Hong Kong) Limited	6,663	—	—	6,663
Jinniu Loan	2,515	—	(2,515)	—

	8,988,375	—	(2,515)	8,985,860
Less: Impairment losses (b)	(76,930)	—	2,515	(74,415)

	8,911,445	—	—	8,911,445

(a)
The Company acquired 100% equity interest in Gem Alliance Limited (an investment holding company incorporated in the Cayman Islands and principally engaged in retail credit and enablement business in PRC through its wholly-owned subsidiary, hereinafter “Puhui”) from Ping An Overseas (Holdings) Limited, which was completed in May 2016. Since then, the Company conducted the retail credit and enablement business primarily through Puhui.

(b)	As of December 31, 2023, Pingan Jixin and Lu International (Hong Kong) Limited were fully impaired. Jinniu Loan was written off.

F-10
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

25	Goodwill (Continued)

( c )	Impairment testing for goodwill
The Group carries out its impairment testing on goodwill by comparing the recoverable amounts of CGU (or CGU group) to their carrying amounts. The recoverable amount of CGU (or CGU group) is the higher of value-in-use
and fair value less costs of sale. Based on management’s assessment on the recoverable amounts of the CGU (or CGU group), impairment losses amounting to RMB129 million, RMB6.7 million and nil were recognized for the years ended December 31, 2021, 2022 and 2023, respectively. Other than the aforementioned impairment, the results of value-in-use exceed the carrying amount of each related CGU (or CGU group). However, subsequent impairment tests may be based on different assumptions and future cash flow projections, which may result in impairment losses of these assets in the foreseeable future.
Given the market capitalization of the Group is significantly lower than its book value, management performed the value-in-use
calculations to determine the recoverable amounts.
Value-in-use
is calculated to determine the recoverable amount based on discounted cash flows with reference to cash flow projection developed based on financial budgets covering a three to five-year period approved by management of the Group. As the contractual tenor of its loan product is 36 months, the cash flow forecast period of Puhui was eight years based on a financial budget covering a five-year period approved by management. As such, key assumptions underlying the five-year financial budget are used to develop the cash flows for the first five years. To develop the cash flows for the remaining period, management assumed the business would grow at the terminal growth rate. From the viewpoint of management of the Group and the market participants, the Group’s business is expected to reach a steady and stable terminal growth rate likely after a five-year period. The Group recalibrated their strategies to focus on higher quality borrowers in more economically resilient regions, optimized the sales channel structure and productivity, and enhanced the risk management capabilities to protect the business’s health and resiliency during economic downturns. These shifts affected the management’s expectations when determining the value of key assumptions.
The goodwill of the Group are primarily relating to the goodwill of Puhui of RMB8,911 million. The key assumptions used for value-in-use
calculations of the goodwill of Puhui are as follows:

	As of December 31,
	2021	2022	2023
Revenue growth rates	3%-8%	-22%-30%	-25%-26%
Loan loss rates	0.9%-6.3%	1.2%-5.4%	1.5%-7.7%
Pre-tax discount rate	27%	19%	17%
Long-term growth rate	3%	2%	2%
Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach used to determining values
Revenue growth rates	Based on recent macroeconomic, policy and industry factors, past performance and management’s expectations of market development.

Loan loss rates	The expected lifetime loss of the core lending related business based on past performance and management’s expectations for the future.

Pre-tax discount rate	Reflect systematical risks and specific risks relating to the relevant segments and the countries in which they operate.

Long-term growth rate	This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rate is consistent with forecasts included in industry reports.
The excess of the recoverable amount of Puhui over its carrying amount:

	As of December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Excess of the recoverable amount of the CGU (or CGU group) over its carrying amount (“Headroom”)	46,780,343	31,032,688	9,082,855

F-10
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

25	Goodwill (Continued)

( c )	Impairment testing for goodwill (Continued)
While it is impracticable for the Group to estimate the impact on future periods, the following table sets forth the impact of management judgement of reasonable possible scenarios in each of the key assumptions, with all other variables held constant, on Puhui impairment testing at the dates indicated. As shown below, the possible changes of key parameters would not cause the carrying amount of the CGU (or CGU group) to exceed its recoverable amount at the dates indicated.

	Unfavourable Change			Favourable Change
As of December 31, 2021	Change in assumption	Change in headroom	Headroom	Change in assumption	Change in headroom	Headroom
		RMB’000	RMB’000		RMB’000	RMB’000
Revenue growth rates (GAGR) (i)	-35 bp	(1,627,159)	45,153,184	+35 b p	1,638,509	48,418,852
Loan loss rates	+50bp	(4,182,688)	42,597,655	-50bp	4,222,906	51,003,249
Pre-tax discount rate	+100bp	(3,540,982)	43,239,361	-100bp	3,852,515	50,632,858
Long-term growth rate	-100bp	(3,059,879)	43,720,464	+100bp	3,442,364	50,222,707

	Unfavourable Change			Favourable Change
As of December 31, 2022	Change in assumption	Change in headroom	Headroom	Change in assumption	Change in headroom	Headroom
		RMB’000	RMB’000		RMB’000	RMB’000
Revenue growth rates (GAGR) (i)	-106 bp	(18,247,313)	12,785,375	+106 bp	19,100,262	50,132,950
Loan loss rates	+50bp	(13,574,019)	17,485,669	-50bp	13,601,315	44,634,003
Pre-tax discount rate	+100bp	(5,206,305)	25,826,383	-100bp	5,911,041	36,943,729
Long-term growth rate	-100bp	(3,977,735)	27,054,953	+100bp	4,640,691	35,673,379

	Unfavourable Change			Favourable Change
As of December 31, 2023	Change in assumption	Change in headroom	Headroom	Change in assumption	Change in headroom	Headroom
		RMB’000	RMB’000		RMB’000	RMB’000
New sales growth rates (GAGR) (i)	-200bp	(4,011,342)	5,071,513	+200bp	4,320,518	13,403,373
Funding cost for 2026-2028(i)	+50bp	(4,299,633)	4,783,222	-50bp	4,296,158	13,379,013
Loan loss rates	+50bp	(7,764,596)	1,318,259	-50bp	7,795,949	16,878,804
Pre-tax discount rate	+100bp	(2,095,143)	6,987,712	-100bp	2,413,615	11,496,470
Long-term growth rate	-100bp	(1,170,297)	7,912,558	+100bp	1,366,257	10,449,112

(i)
Volume of new sales and funding cost are two key drivers of revenue growth rates. As of December 31, 2021 and 2022, the revenue growth rates were determined using a combined impact of these two variables. Due to the drop of headroom as of December 31, 2023, these two variables were modelled separately to reflect the sensitivity.

F-10
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

26	Other assets

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Recoverable value-added tax	646,257	725,471
Prepayments	101,879	426,765
Prepaid income tax and value-added tax	697,820	271,163
Deferred expenses	29,277	16,211
Repossessed assets	30,077	10,173
Derivative financial assets	447,443	—
Others	30,536	218

	1,983,289	1,450,001
Less: Provisions for impairment	(24,548)	(5,639)

	1,958,741	1,444,362

(a)	Interest rate swap

As of December 31, 2022
(‘000)
Carrying amount	RMB222,086
Notional amount	USD1,290,000
Maturity date	18/05/2023
Pay side	Fixed
Receive side	1 month

(b)	Foreign currency swap

As of December 31, 2022
(‘000)
Carrying amount	RMB225,357
Notional amount	USD1,050,000
Maturity date	06/04/2023 - 15/05/2023
Pay side	RMB
Receive side	USD

27	Payable to platform investors
As of December 31, 2022 and 2023, payable to platform investors are the investors’ funds whose withdrawal is in processing due to settlement time.

28	Borrowings

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Secured
- Bank borrowings (a)	1,343,970	485,400
Unsecured
- Bank borrowings (b)	35,251,477	38,072,454

	36,595,447	38,557,854
Interest payable	320,066	265,430

Total borrowings	36,915,513	38,823,284

(a)
As of December 31, 2023, the Group had RMB 485.4 million secured bank borrowings guaranteed by deposits (refer to Note 16(b)), The terms of the borrowing is twelve months, whose interest rate is 2.95% per annum.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(b)	The following table sets forth the range of interest rates of borrowings as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
Bank borrowings - fixed rate	2.70%-4.30%	2.78%-4.50%
Bank borrowings - floating rate	1.72%-5.59%	6.28%-7.24%

(c)	The bank borrowings are repayable as follows:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Within 1 year	36,915,513	36,031,387
Between 1 and 2 years	—	1,838,920
Between 2 and 5 years	—	952,977

	36,915,513	38,823,284

29	Bonds payable

As of December 31, 2023
RMB’000
New issued bonds	2,010,782
Interest accrued at effective interest rate	57,267
Interest paid	—
Exchange differences	75,299

Carrying value as of December 31, 2022	2,143,348

Repayment of bonds	(2,163,195)
Interest accrued at effective interest rate	75,707
Interest paid	(135,027)
Exchange differences	79,167

Carrying value as of December 31, 2023	—

On July 7, 2022 and July 14, 2022, the Group issued two bonds of USD300 million (equivalent to approximately RMB2,013 million) in aggregate, whose interest rates are determined based on compounded SOFR rate plus 2.5% and 2.55%, and the interest is paid at maturity. Both of these bonds matured
one year from their respective issuance dates
 and have been repaid in 2023
.

30	Accounts and other payables and contract liabilities

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Employee benefit payable	2,715,543	2,677,135
Contract liabilities from retail credit and enablement service	3,067,715	2,187,080
Tax payable	846,402	701,237
Payable to cooperation banks (a)	471,339	693,887
Other deposits payable	221,671	293,031
Payable to external suppliers (c)	193,283	139,213
Trust management fee payable (c)	57,976	25,999
Cash compensation of Class C ordinary shares restructuring	21,205	21,154
Unpaid redemption consideration for convertible promissory notes (Note 33(a))	3,745,929	—
Payable to investees	430,616	—
Others (b)	426,975	238,382

	12,198,654	6,977,118

F-1
1
0

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

30	Accounts and other payables and contract liabilities (Continued)

(a)
Payable to cooperation banks is related to the restricted cash that is generated from a risk sharing business with banks. Under such business arrangement, the Group provides loan enablement services for loans originated by banks and is paid a variable fee determined based on the performance of underlying loans facilitated by the Group. On a monthly basis, the Group receives fixed service fees from the cooperation banks based on a fixed percentage of loans originated in restricted cash accounts. The service fees will be adjusted based on actual performance of the loans originated under this business upon maturity.

(b)	Others comprise miscellaneous items including advances from customers and others with immaterial individual balances.
(c)	As of December 31, 2022 and 2023, the agings of payable to external suppliers and trust management fee payable are all within 1 year.

31	Payable to investors of consolidated structured entities

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Payable to investors of consolidated trust plans	177,102,034	80,735,220
Payable to other funding partners	—	2,482,958
Payable to investors of consolidated wealth management plans	45,692	46,560

	177,147,726	83,264,738

F-1
11

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

32	Financing guarantee liabilities

(a)	The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2021:

	Year ended December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2021	20,898,499	70,527	—	20,969,026
New guarantee contracts originated	71,968,587	—	—	71,968,587
Transfers	(1,261,287)	1,261,287	—	—
— From stage 1 to stage 2	(1,296,115)	1,296,115	—	—
— From stage 2 to stage 1	34,828	(34,828)	—	—
Guarantee liabilities de-recognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(27,188,881)	(1,017,363)	—	(28,206,244)

As of December 31, 2021	64,416,918	314,451	—	64,731,369

(b)	The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2021:

	Year ended December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2021	688,080	60,594	—	748,674
New guarantee contracts originated	1,126,819	—	—	1,126,819
Transfers	(978,068)	1,175,369	—	197,301
— From stage 1 to stage 2	(993,204)	993,204	—	—
— From stage 2 to stage 1	32,580	(32,580)	—	—
Net impact on expected credit loss by stage transfers	(17,444)	214,745	—	197,301
Guarantee liabilities de-recognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(911,219)	(954,257)	—	(1,865,476)
Change in parameters of expected credit loss model	2,476,773	13,018	—	2,489,791

As of December 31, 2021	2,402,385	294,724	—	2,697,109

F-11
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

32	Financing guarantee liabilities (Continued)

(c)	The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2022:

	Year ended December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	64,416,918	314,451	—	64,731,369
New guarantee contracts originated	59,085,462	—	—	59,085,462
Transfers	(5,760,786)	5,760,786	—	—
— From stage 1 to stage 2	(5,887,854)	5,887,854	—	—
— From stage 2 to stage 1	127,068	(127,068)	—	—
Guarantee liabilities de-recognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(50,729,902)	(4,583,991)	—	(55,313,893)

As of December 31, 2022	67,011,692	1,491,246	—	68,502,938

(d)	The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2022:

	Year ended December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	2,402,385	294,724	—	2,697,109
New guarantee contracts originated	980,980	—	—	980,980
Transfers	(4,462,900)	5,388,205	—	925,305
— From stage 1 to stage 2	(4,514,480)	4,514,480	—	—
— From stage 2 to stage 1	114,996	(114,996)	—	—
Net impact on expected credit loss by stage transfers	(63,416)	988,721	—	925,305
Guarantee liabilities de-recognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(2,201,596)	(4,336,572)	—	(6,538,168)
Change in parameters of expected credit loss model	7,656,851	41,292	—	7,698,143

As of December 31, 2022	4,375,720	1,387,649	—	5,763,369

F-11
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

32	Financing guarantee liabilities (Continued)

(e)	The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2023:

	Year ended December 31, 2023
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2023	67,011,692	1,491,246	—	68,502,938
New guarantee contracts originated	38,342,179	—	—	38,342,179
Transfers	(6,666,043)	6,666,043	—	—
— From stage 1 to stage 2	(7,000,050)	7,000,050	—	—
— From stage 2 to stage 1	334,007	(334,007)	—	—
Guarantee liabilities de-recognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(44,798,214)	(7,143,416)	—	(51,941,630)

As of December 31, 2023	53,889,614	1,013,873	—	54,903,487

(f)	The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2023:

	Year ended December 31, 2023
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2023	4,375,720	1,387,649	—	5,763,369
New guarantee contracts originated	676,224	—	—	676,224
Transfers	(5,691,521)	6,254,121	—	562,600
— From stage 1 to stage 2	(5,805,478)	5,805,478	—	—
— From stage 2 to stage 1	313,688	(313,688)	—	—
Net impact on expected credit loss by stage transfers	(199,731)	762,331	—	562,600
Guarantee liabilities de-recognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(2,830,662)	(6,733,874)	—	(9,564,536)
Change in parameters of expected credit loss model	6,700,989	46,886	—	6,747,875

As of December 31, 2023	3,230,750	954,782	—	4,185,532

F-11
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

33	Convertible promissory notes payable
In October 2015, in connection with the acquisition of Gem Alliance Limited, the Company issued a convertible promissory note (the “Notes”) to China Ping An Insurance Overseas (Holdings) Limited (“PAOH”), a subsidiary of Ping An Group, in an aggregate principal amount of USD1,953.8 million. On the same date, PAOH agreed to transfer USD937.8 million of the principal amount of the Note and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited (“An Ke”), a subsidiary of Ping An Group. The Notes bears interest paid semi-annually at the rate of 0.7375% per annum. Subject to its terms and conditions, the holders of the Notes have the right to convert the Notes into ordinary shares of the Company within the conversion period commencing on the listing day of the Company until the date which is five business days before (and excluding) the eighth anniversary of the issuance date of the Notes at the conversion price of USD14.8869 per share, subject to certain anti-dilution adjustments if applicable.
On August 31, 2020, the Company entered into an amendment and supplemental agreement with PAOH and An Ke. In accordance with this agreement, the holders of the Notes could only exercise their conversion right one year after the Company’s listing date. This amendment did not have any material impact on the Group’s financial position and results of operations.
On August 20, 2021, the Company, PAOH and An Ke entered into an amendment and supplemental agreement to the share purchase agreement and the Notes (the “Third Amendment and Supplemental Agreement”). The Third Amendment and Supplemental Agreement amends the terms of the Note by extending the commencement of the conversion period of the Notes from the date which is one year after the date of the Company’s initial public offering to April 30, 2023. Each of PAOH and An Ke has the right in the manner provided in the Notes, as applicable, to convert the whole or any part of the outstanding principal amount of the Notes, as applicable, into ordinary shares of the Company.
On December 6, 2022, the Company, PAOH and An Ke entered into an amendment and supplemental agreement (the “Fourth Amendment and Supplemental Agreement”) to amend the terms of the Notes, pursuant to which the Company agreed to redeem 50% of the outstanding principal amount of the Notes from PAOH and An Ke, and the parties agreed to extend the maturity date and the commencement date of the conversion period of the remaining 50% Notes. As a result, the remaining 50% outstanding principal amount of the Notes bear interest, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of the Notes outstanding from time to time, which will be payable semi-annually until October 8, 2026. The Notes can be converted into the shares at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of USD14.8869 per ordinary share subject to certain adjustments as set forth in the Notes (Note 44). Unless converted or purchased and canceled prior to the maturity date, the Company will redeem the Notes of their principal amounts together with accrued interests on the maturity date.

F-11
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

33	Convertible promissory notes payable (Continued)

The Group measured the liability component at initial recognition based on its best estimate of the present value of the redemption amount and recognized the residual to the equity component to reflect the value of conversion rights. Subsequent to initial recognition, the liability component of convertible promissory notes payable measured at amortized cost using the effective interest rate method with interest expenses recorded in the finance costs. The equity component w as
 not be
re-measured
subsequently.

	Liabilities	Equity
	RMB’000	RMB’000
Carrying value as of January 1, 2021	10,117,188	5,744,955

Interest accrued at effective interest rate	893,001	—
Interest paid	(100,937)	—
Exchange differences	(239,754)	—

Carrying value as of December 31, 2021	10,669,498	5,744,955

Interest accrued at effective interest rate	1,045,611	—
Interest paid	(115,879)	—
Redemption and extension of convertible promissory notes (a)	(7,444,513)	(5,584,770)
Exchange differences	1,009,422	—

Carrying value as of December 31, 2022	5,164,139	160,185

Interest accrued at effective interest rate	448,017	—
Interest paid	(50,900)	—
Exchange differences	89,012	—

Carrying value as of December 31, 2023	5,650,268	160,185

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

In consideration of the above redemption and the extension of the maturity date and taking into account the fair market value of the Notes determined by the independent valuers, pursuant to the Fourth Amendment and Supplemental Agreement, the Company agreed to pay PAOH and An Ke a total amount of approximately USD1,071 million (the “Consideration”) together with the unpaid interest accrued on the redeemed notes up to and including the effective date of the Fourth Amendment and Supplemental Agreement. The first tranche payment of the Consideration in the total amount of approximately USD536 million had been paid in December 2022. Additional interests had accrued on the remaining Consideration at a rate of 6.5% per annum, accruing daily from and including the date after the modification date (
i.e
. December 6, 2022) up to but excluding the date on which the unpaid consideration is paid. The remaining Consideration and additional interests amounting to USD546 million had been paid in March 2023.

F-11
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

34	Optionally convertible promissory notes
On September 30, 2020, the Company issued optionally convertible promissory notes with a principal amount of USD1,158 million (equivalent of approximately RMB7,884 million) to certain holders of the Company’s Class C ordinary shares as part of the
C-round
restructuring. The optionally convertible promissory notes
matured
on September 30, 2023
, and the notes along with accrued interests amounting to approximately USD1,227 million had been fully repaid.
The Group measured the liability component of optionally convertible promissory notes at initial recognition based on its best estimate of the present value of the redemption amount and recognized the residual between the fair value of optionally convertible promissory notes and the fair value of the liability component to the equity component to reflect the value of conversion rights. Subsequent to initial recognition, the liability component of convertible promissory notes was
 measured at amortized cost using effective interest rate method with interest expenses recorded in the finance costs. The equity component was
 not
re-measured
subsequently.

	Liabilities	Equity
	RMB’000	RMB’000
Carrying value as of January 1, 2021	7,530,542	1,489,748

Interest accrued at effective interest rate	495,079	—
Interest paid	(446,953)	—
Exchange differences	(173,565)	—

Carrying value as of December 31, 2021	7,405,103	1,489,748

Interest accrued at effective interest rate	521,747	—
Interest paid	(493,134)	—
Exchange differences	709,192	—

Carrying value as of December 31, 2022	8,142,908	1,489,748

Interest accrued at effective interest rate	407,255	—
Interest paid	(498,198)	—
Redemption of optionally convertible promissory notes (a)	(8,342,096)	(1,489,748)
Exchange differences	290,131	—

Carrying value as of December 31, 2023	—	—

F-11
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

35	Other liabilities

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Accrued expenses	1,617,983	1,128,099
Payable for other debt investments (a)	261,851	463,184
Provisions	112,584	155,347
Others	8,350	13,042

	2,000,768	1,759,672

(a)	Payable for other debt investments is primarily relating to the distribution of proceeds from other assets jointly invested with other parties in accordance with the provisions of the agreement.

36	Share capital and share premium

	Ordinary share
	Number of shares	Share capital	Share premium
		RMB’000	RMB’000
As of January 1, 2021	1,231,150,560	77	33,213,426

Retirement of ordinary shares (a)	(35,644,803)	(2)	—
Issuance of ordinary shares for share-based payment (b)	8,000,000	—	—
Exercise of share-based payment	—	—	152,360

As of December 31, 2021	1,203,505,757	75	33,365,786

Exercise of share-based payment	—	—	127,063
Redemption and extension of convertible promissory notes (Note 33(a))	—	—	6,209,598
Cash Dividend (Note 44)	—	—	(7,628,573)

As of December 31, 2022	1,203,505,757	75	32,073,874

Exercise of share-based payment	—	—	17,403
Repayment of optionally convertible promissory notes (Note 34(a))	—	—	1,489,748
Cash Dividend (Note 44)	—	—	(1,438,792)

As of December 31, 2023	1,203,505,757	75	32,142,233

F-11
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

36	Share capital and share premium (Continued)

(a)
The Company’s board of directors previously designated Tun Kung Company Limited, a principal shareholder of the Company, as the entity to hold 35,644,803 shares reserved under the share incentive plans of the Company, pursuant to authorization under the existing plans.
 As of December 31, 2021, such arrangement for the exercise of share-based payments was terminated.

(b)	The Company issued 8 million shares for the future exercise of share-based payments during the year ended December 31, 2021, which amounted to RMB517.

37	Treasury shares

	Shares	Amount
		RMB’000
As of January 1, 2021	35,644,803	2

Repurchase of ordinary shares (a)	53,507,241	5,560,104
Retirement of ordinary shares (Note 36(a))	(35,644,803)	(2)
Issuance of ordinary shares for share-based payment (Note 36(b))	8,000,000	—
Exercise of share-based payment (b)	(2,219,927)	—

As of December 31, 2021	59,287,314	5,560,104

Repurchase of ordinary shares (a)	1,447,513	82,665
Exercise of share-based payment (b)	(3,223,040)	—

As of December 31, 2022	57,511,787	5,642,769

Exercise of share-based payment (b)	(325,202)	(1)

As of December 31, 2023	57,186,585	5,642,768

(a)
In 2021, the Company’s board of directors authorized share repurchase programs under which the Company could repurchase up to an aggregate of USD1 billion of its shares during a specific period of time. For the years ended December 31, 2021, the Company had repurchased
54
million shares for approximately RMB
5,560
million under share repurchase programs. For the years ended December 31, 2022, the Company had repurchased 1.4 million shares for approximately RMB83 million under share repurchase programs. As of December 31, 2022, the share repurchase program was completed.

(b)
For the years ended December 31, 2021, 2022 and 2023, the number of treasury shares of 2,219,927, 3,223,040 and 325,202 had been used for the exercise of share-based payment with a par value of USD0.00001 per share, respectively, which amounted to RMB143, RMB224 and RMB23.

F-11
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

38	Other reserves

	Employee share-based compensation reserve	Translation differences	General reserve	Value of conversion rights - optionally convertible promissory notes (Note 34)	Value of conversion rights - convertible promissory notes (Note 33)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2021	615,489	146,580	996,178	1,489,748	5,744,955	(1,574,240)	7,418,710

Exercise of share-based payment	(72,709)	—	—	—	—	—	(72,709)
Foreign operation translation differences	—	28,402	—	—	—	—	28,402
Appropriation to general reserve	—	—	1,789,034	—	—	—	1,789,034
Share-based payment	132,071	—	—	—	—	—	132,071
Acquisition of non-controlling interests of a subsidiary	—	—	—	—	—	9,487	9,487

As of December 31, 2021	674,851	174,982	2,785,212	1,489,748	5,744,955	(1,564,753)	9,304,995

	Employee share-based compensation reserve	Translation differences	General reserve	Value of conversion rights - optionally convertible promissory notes (Note 34)	Value of conversion rights - convertible promissory notes (Note 33)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2022	674,851	174,982	2,785,212	1,489,748	5,744,955	(1,564,753)	9,304,995

Exercise of share-based payment	(68,110)	—	—	—	—	—	(68,110)
Foreign operation translation differences	—	(1,581,252)	—	—	—	—	(1,581,252)
Appropriation to general reserve	—	—	42,078	—	—	—	42,078
Share-based payment	45,491	—	—	—	—	—	45,491
Redemption and extension of convertible promissory notes (Note 33(a))	—	—	—	—	(5,584,770)	—	(5,584,770)

As of December 31, 2022	652,232	(1,406,270)	2,827,290	1,489,748	160,185	(1,564,753)	2,158,432

	Employee share-based compensation reserve	Translation differences	General reserve	Value of conversion rights - optionally convertible promissory notes (Note 34)	Value of conversion rights - convertible promissory notes (Note 33)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2023	652,232	(1,406,270)	2,827,290	1,489,748	160,185	(1,564,753)	2,158,432

Exercise of share-based payment	(15,667)	—	—	—	—	—	(15,667)
Foreign operation translation differences	—	(465,590)	—	—	—	—	(465,590)
Acquisition of non-controlling interests of a subsidiary	—	—	—	—	—	4,511	4,511
Share-based payment	(36,089)	—	—	—	—	—	(36,089)
Repayment of optionally convertible promissory notes (Note 34(a))	—	—	—	(1,489,748)	—	—	(1,489,748)

As of December 31, 2023	600,476	(1,871,860)	2,827,290	—	160,185	(1,560,242)	155,849

F-1
2
0

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

39	Retained earnings
In accordance with the relevant laws and regulations, each of the Company’s subsidiaries, the Consolidated Affiliated Entities and Subsidiaries of Consolidated Affiliated Entities incorporated in the PRC is required to annually appropriate 10% of its after-tax
income to its statutory surplus reserve prior to payment of any dividends, unless such reserve funds have reached 50% of such entity’s registered capital. As of December 31, 2022 and 2023, the accumulated statutory surplus reserve was RMB4,432 million and RMB4,403 million, respectively. Such reserves are not available for dividend distribution.

40	Commitment

(a)	Financing guarantee commitments
The Group provides financing guarantees services to individuals and small and micro-business owners who successfully obtain loans through the Group’s platform. The following table sets forth the balance of such commitment under the financing guarantee contracts for which the Group does not consolidate the underlying loans.

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Financing guarantee commitments	68,502,938	54,903,487

(b)	Capital commitments
On November 13, 2023, the Group entered into a share and purchase agreement with OCFT and the Virtual Bank, pursuant to which OCFT conditionally agreed to sell, and the Group conditionally agreed to acquire the Virtual Bank through the sale and purchase of the entire issued share capital of the indirect holding company of the Virtual Bank, Jin Yi Tong Limited, at a consideration of HK$933 million in cash.

F-1
2
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

41	Note to consolidated statements of cash flows

(a)	Reconciliation from profit before income tax expenses to cash generated from operating activities:

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Profits before income tax	23,400,178	13,013,271	1,645,112
Adjustments for:
Depreciation of property and equipment	193,511	177,799	181,171
Depreciation of right-of-use assets	608,889	578,014	413,957
Amortization of intangible assets	22,234	15,325	11,022
Share of loss of associates and joint ventures	31,143	218	5,416
Net gains on sale of property and equipment, and intangible assets	6,681	24,256	21,506
Net unrealized losses on financial assets at fair value through profit or loss	483,356	212,297	197,027
Non-cash employee benefits expense - share based payment	133,395	45,919	(36,143)
Asset impairment losses	1,100,882	427,108	31,246
Credit impairment losses	5,658,259	11,956,103	5,598,588
Finance cost classified as financing activities	1,808,050	2,502,008	1,784,065
Investment income classified as investing activities	(1,592,319)	(1,460,167)	(1,220,005)
Foreign exchange losses/(gains)	(206,753)	877,232	(75,714)

	31,647,506	28,369,383	8,557,248

Change in operating assets and liabilities, net of effects from purchase of controlled entity:
Decrease/(increase) in loans to customers and accounts and other receivables	(101,160,641)	10,415,490	105,943,815
Increase/(decrease) in accounts and other payables	82,508,406	(24,054,567)	(96,748,653)

	12,995,271	14,730,306	17,752,410

F-12
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

41	Note to consolidated statements of cash flows (Continued)

(b)	Net increase in cash and cash equivalents

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Cash and cash equivalents at the end of the year	26,496,310	29,537,511	18,480,096
Less: Cash and cash equivalents at the beginning of the year	(23,785,651)	(26,496,310)	(29,537,511)

Net increase /(decrease) in cash and cash equivalents	2,710,659	3,041,201	(11,057,415)

(c)	Cash and cash equivalents

	As of December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Cash at bank (Note 16)	34,743,188	43,882,127	39,598,785
Less: Time deposits with original maturities of more than 3 months	(8,250,270)	(14,346,731)	(21,122,482)
Add: Provision for impairment losses	3,392	2,115	3,793

Cash and cash equivalents at the end of the year	26,496,310	29,537,511	18,480,096

F-12
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

41	Note to consolidated statements of cash flows (Continued)

(d)	Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the years ended December 31, 2021, 2022 and 2023.

	Borrowings	Bonds payable	Convertible promissory notes payable	Lease liabilities	Optionally convertible promissory notes	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2021	10,315,445	—	10,117,188	979,419	7,530,542	28,942,594

Cash flows	15,242,903	—	(100,937)	(663,160)	(446,953)	14,031,853
Acquisitions-leases	—	—	—	501,663	—	501,663
Disposals-leases	—	—	—	(62,087)	—	(62,087)
Foreign exchange adjustments	(227,077)	—	(239,754)	—	(173,565)	(640,396)
Accrued expense	596,146	—	893,001	38,709	495,079	2,022,935

As of December 31, 2021	25,927,417	—	10,669,498	794,544	7,405,103	44,796,562

Cash flows	8,675,099	2,010,782	(3,863,265)	(604,172)	(493,134)	5,725,310
Redemption of convertible promissory notes	—	—	(3,697,127)	—	—	(3,697,127)
Acquisitions-leases	—	—	—	589,488	—	589,488
Disposals-leases	—	—	—	(72,455)	—	(72,455)
Foreign exchange adjustments	772,437	75,524	1,009,422	—	709,192	2,566,575
Accrued expense	1,540,560	57,042	1,045,611	41,402	521,747	3,206,362

As of December 31, 2022	36,915,513	2,143,348	5,164,139	748,807	8,142,908	53,114,715

Cash flows	104,949	(2,298,222)	(50,900)	(474,546)	(8,840,294)	(11,559,013)
Acquisitions-leases	—	—	—	254,383	—	254,383
Disposals-leases	—	—	—	(169,073)	—	(169,073)
Foreign exchange adjustments	246,223	79,167	89,012	—	290,131	704,533
Accrued expense	1,556,599	75,707	448,017	27,123	407,255	2,514,701

As of December 31, 2023	38,823,284	—	5,650,268	386,694	—	44,860,246

F-12
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

42	Share-based payment

The employees of the Group participate in share-based compensation plans under which share options and PSUs may be granted.

(a)	Share options
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
The Group does not have statutory or constructive obligations to purchase or repay options by cash.
The following table sets forth the changes in the number of outstanding options and the weighted average exercise prices:

	Average exercise price per share option (RMB)	Number of options (in ’000)
Outstanding as of January 1, 2021	74.22	21,460

Forfeited during the year	91.64	(1,702)
Exercised during the year	41.43	(1,937)

As of December 31, 2021	76.12	17,821

Exercised during the period	20.28	(2,821)
As of December 31, 2022	86.62	15,000

Exercised during the period	8.00	(181)

As of December 31, 2023	87.58	14,819

F-12
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

42	Share-based payment (Continued)

(a)	Share options (Continued)

The Company recognized RMB4 million, RMB27 million and nil in expenses related to share options in 2021, 2022 and 2023, respectively. No options expired during the periods covered by the above table. The weighted-average remaining contract life for outstanding share options was 3.71 years and 2.73 years as of December 31, 2022 and 2023, respectively. The following table sets forth the outstanding share options as of December 31, 2023 by different exercise price:

Number of options (in ’000)
Exercise price per share option (RMB)
8.00	354
50.00	3,738
98.06	7,905
118.00	2,822

14,819

No share options were granted for the years ended December 31, 2021, 2022 and 2023.

(b)	PSUs
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
For the years ended December 31, 2021, 2022 and 2023, 1,589,900 PSUs, 39,500 PSUs, and 32,000 PSUs were granted respectively, which are generally subject to a four-year vesting schedule as determined by the administrator of the plans. The actual number of PSUs provided to a grantee can vary from zero to 100 percent depending on the Group’s performance against certain key performance indicators which are determined annually.

F-12
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

42	Share-based payment (Continued)

(b)	PSUs (Continued)

The following table sets forth the changes in the number of PSUs and weighted average exercise prices:

	Weighted average grant day fair value (RMB)	Number of units (in ’000)
Outstanding as of January 1, 2021	140.87	1,958

Granted during the year	82.60	1,590
Exercised during the year	141.69	(283)
Forfeited and other change during the year	152.70	(223)
Outstanding as of December 31, 2021	109.47	3,042

Granted during the year	60.78	40
Exercised during the year	112.47	(402)
Forfeited and other change during the year	286.29	(325)
Outstanding as of December 31, 2022	83.73	2,355

Granted during the year	8.90	32
Exercised during the year	431.02	(172)
Forfeited and other change during the year	147.31	(119)

Outstanding as of December 31, 2023	50.48	2,096

For the years ended December 31, 2021, 2022 and 2023, the Company recognized RMB129 million, RMB19 million, and reversed RMB
36
 million of expenses related to PSUs, respectively.
The Group determined the underlying equity fair value of the Company based on its stock price as of the grant date. Based on fair value of the underlying equity, the Group uses Monte Carlo Simulation model to determine the fair value of the share unit as of the grant date. The risk-free rate was estimated based on the yield of the U.S treasury bond with a maturity date similar to the maturity date of the share unit plus the country risk premium of China. Volatility was estimated at grant date based on the average of the historical volatilities of the comparable companies over a period of time commensurable in length to the time to maturity of the share unit. Dividend yield was estimated based on management’s best estimate at the grant date. The following table sets forth the key assumptions used in the Monte Carlo Simulation model for the share units granted during the years ended December 31, 2022 and 2023.

	PSUs granted in Year ended December 31,
	2021	2022	2023
Risk-free rate	0.94%-1.70%	1.36%-3.37%	5.06%
Expected volatility rate	55.40%-59.70%	55.40%-60.05%	61.38%
Expected dividend yield	0.00%-3.00%	0.00%-3.01%	4.12%

F-12
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

43	Related parties and related party transactions
The following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2021, 2022 and 2023.

(a)	Names and relationships with related parties
The following table sets forth the major related parties which have
major transactions with the Group during the years ended December 31, 2021, 2022 and 2023:

Name of related parties	Relationship with the Company
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	Significant influence on the Group and its subsidiaries

43.1	Significant transactions with related parties
The following are the significant related party transactions and balances
during the period and as of period end:

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Technology platform based income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	1,414,885	1,529,485	514,936

Other income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	3,538,974	1,053,718	1,095,656

Investment income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	594,446	338,252	158,552

Finance costs-Interest income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	247,238	281,130	299,278

Finance costs-Interest expense
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	6,151	25,435	14,115

Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	3,294,358	2,919,391	1,953,230

Other gains/(losses) – net
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	(211,674)	350,329	(69,669)

F-12
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

43	Related parties and related party transactions (Continued)

43.1	Significant transactions with related parties (Continued)
Technology platform based income
Ping An Group offers investment products available on the Group’s technology platform. The investment products provided by Ping An Group primarily include private investment funds, insurance products, bank products and trust plans. Fees are collected from Ping An Group for facilitation of investment products offered on the Group’s technology platform. The Group generally receives service fees based on a certain percentage of the volume of investment products facilitated and loans made by Ping An Group. Such fee is recognized upon successful facilitation.
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

F-12
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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
Convertible promissory notes payable
Ping An Group also held convertible promissory notes issued by the Company, which is disclosed in Note 33.
Purchase of financial assets
The Group purchased certain assets management plans, trust plans, mutual funds, private fund and other equity investments, bank wealth management products and corporate bonds managed and/or issued by Ping An Group. Please refer to Note 4.3 for the Group’s maximum exposure related to these investments.

F-1
3
0

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

43	Related parties and related party transactions (Continued)

43.2	Year end balances with related parties

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Cash
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	14,316,239	10,879,797

Account and other receivables and contract assets and other assets
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	2,951,606	1,507,969

Accounts and other payables and contract liabilities and other liabilities
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	560,888	180,762

Payable to platform investors, accounts and other payables and contract liabilities and other liabilities
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	3,839,817	3,910

Financial assets at amortized cost
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	2,504,622	1,501,013

Borrowings
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	820,716	—

F-1
3
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

43	Related parties and related party transactions (Continued)

43.2	Year end balances with related parties (Continued)

(i)	The balances with related parties were unsecured, interest-free and repayable on demand.
In 2023, the Company paid cash dividends to An Ke Technology Company Limited and Ping An Insurance Overseas (Holdings) Limited
amounting USD51 million and USD34 million (2022: USD291 million and USD194 million), respectively.

(ii)	These non-trade balances with related parties were mainly for treasury management purpose which are collectable or repayable on demand or within one year.

43.3	Key management personnel compensation
Key management includes directors (executive and
non-executive)
and senior officers. The following table sets forth the compensations paid or payable to key management for employee services:

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Wages, salaries and bonus	50,794	29,698	26,074
Other social security costs, housing benefits and other employee benefits	5,414	7,058	7,267
Pension costs – defined contribution plans	324	363	359
Share-based payment	56,317	22,719	(19,049)

	112,849	59,838	14,651

44	Dividends
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

F-13
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

44	Dividends (Continued)

On August 3, 2022, the Company’s board of directors approved an interim cash dividend of USD0.34 per ordinary share for the six-month
period ended June 30, 2022, based on the Company’s outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on October 13, 2022, which amounting to 1,145,926,797 shares. The interim dividend was paid in October 2022.
On March 13, 2023, the Company’s board of directors approved an interim cash dividend of USD0.1 per ordinary share for the six-month
period ended December 31, 2022, based on the Company’s outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on April 7, 2023, which amounting to 1,146,108,643 shares. The interim dividend was paid in April 2023.
On August 22, 2023, the Company’s board of directors approved an interim cash dividend of USD0.078 per ordinary share for the six-month
period ended June 30, 2023, based on the Company’s outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on October 12, 2023, which amounting to 1,146,282,721 shares. The interim dividend was paid in October 2023.
The dividend declarations triggered an anti-dilution adjustment to the conversion price. The optionally convertible promissory notes was fully repaid on September 30, 2023 and as of December 31, 2023, the adjusted conversion prices of the Notes were USD12.74 per ordinary share following the dividend declarations.

45	Contingent liability
Other than as disclosed in the previous notes (Note 40), the Group did not have any significant contingent liability as of December 31, 2022 and 2023.

F-13
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

46	Benefits and interests of directors
The remuneration of each director of the Company includes director’s fees, salaries and bonuses, social security and housing fund, other benefits, and non-monetary
benefits.
The director’s fee, salaries and bonuses, social security and housing fund and other benefits incurred by the Group for the years ended December 31, 2021, 2022 and 2023 are set out as follows:
Year ended December 31, 2021:

Name	Director’s fee	Salaries and bonuses	Pension costs – defined contribution plans	Other Social security and housing fund	Other benefits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors:
Cho Yong Suk	—	14,070	62	12	2,147	16,291
Gregory Dean Gibb	—	8,410	45	29	1,963	10,447
Ji Guangheng	—	12,090	46	37	523	12,696
Li Renjie	—	667	—	—	175	842
Non-Executive Directors:
Zhang Xudong	500	—	—	—	—	500
Li Weidong	500	—	—	—	—	500
Ha Jiming	164	—	—	—	—	164
Yang Rusheng	500	—	—	—	—	500
Tang Yunwei	458	—	—	—	—	458
Li Xianglin	458	—	—	—	—	458
Sin Yin Tan	—	—	—	—	—	—
Jason Bo Yao	—	—	—	—	—	—
Law Eddie Siu Wah	—	—	—	—	—	—
Peter Jurdjevic	—	—	—	—	—	—
Li Rui	—	—	—	—	—	—

	2,580	35,237	153	78	4,808	42,856

F-13
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

46	Benefits and interests of directors (Continued)

Year ended December 31, 2022:

Name	Director’s fee	Salaries and bonuses	Pension costs – defined contribution plans	Other Social security and housing fund	Other benefits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors:
Cho Yong Suk	—	7,750	67	15	2,242	10,074
Gregory Dean Gibb	—	4,580	40	36	2,433	7,089
Ji Guangheng	—	2,673	13	10	87	2,783
Non-Executive Directors:
Zhang Xudong	500	—	—	—	—	500
Li Weidong	500	—	—	—	—	500
Yang Rusheng	500	—	—	—	—	500
Tang Yunwei	448	—	—	—	—	448
Li Xianglin	500	—	—	—	—	500
Li Rui	—	—	—	—	—	—
Ou Hanjie	—	—	—	—	—	—
Cai Fangfang	—	—	—	—	—	—
Fu Xin	—	—	—	—	—	—
Huang Yuqiang	—	—	—	—	—	—

	2,448	15,003	120	61	4,762	22,394

F-13
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

46	Benefits and interests of directors (Continued)

Year ended December 31, 2023:

Name	Director’s fee	Salaries and bonuses	Pension costs – defined contribution plans	Other Social security and housing fund	Other benefits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors:
Cho Yong Suk	—	7,390	66	20	2,076	9,552
Gregory Dean Gibb	—	5,180	43	40	2,198	7,461
Non-Executive Directors:
Zhang Xudong	500	—	—	—	—	500
Li Weidong	500	—	—	—	—	500
Yang Rusheng	500	—	—	—	—	500
Li Xianglin	500	—	—	—	—	500
Ji Guangheng	—	—	—	—	—	—
Fu Xin	—	—	—	—	—	—
Huang Yuqiang	—	—	—	—	—	—
Xie Yonglin	—	—	—	—	—	—

	2,000	12,570	109	60	4,274	19,013

Other
non-monetary
benefits include share options and performance share units (“PSUs”). In the years ended December 31, 2021, 2022 and 2023, the total number of shares issued upon the exercise of share options and vesting of PSUs granted to the directors of the Company was 951,276.5, 1,685,372.5 and 1,502,872.5, respectively, with trading prices ranging from USD2.95 per share to USD12.61 per share.

F-13
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

47	Parent company only condensed financial information
Parent company only financial statements include condensed financial information as to statements of financial position, cash flows and comprehensive income of a parent company as of the same dates and for the same periods for which the consolidated financial statements have been presented.
Save for the consideration in the amount of HK$933 million (equivalent to approximately RMB845,503 million) for the acquisition of Virtual Bank, as of December 31, 2023, the Company had no other material capital commitments.
 During the year ended December 31, 2023, except that Gem Alliance Limited paid cash dividend to the Company with an amount of USD million on August 30, other subsidiaries did not pay any dividend to the Company for the periods presented.

(a)	Investments accounted for using the equity method

	As of December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Investments in subsidiaries	95,412,806	106,249,382	102,400,960
Investments in associates	459,496	39,271	2,609

	95,872,302	106,288,653	102,403,569

Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.
Condensed Statements of Comprehensive Income

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Investment income	60,006	38,695	8,105
Income from subsidiaries and VIEs	18,035,463	10,683,088	2,042,751

Total income	18,095,469	10,721,783	2,050,856

General and administrative expenses	(113,056)	(113,983)	(155,610)
Credit impairment losses	2,210	6,972	440
Finance costs	(1,380,292)	(1,753,486)	(1,003,183)
Other gains/(losses) - net	202,562	(161,917)	(5,638)

Total expenses	(1,288,576)	(2,022,414)	(1,163,991)

Income before income tax expenses	16,806,893	8,699,369	886,865
Less: Income tax expenses	(2,513)	—	—

Net profit for the year	16,804,380	8,699,369	886,865

Net profit attributable to:
Owners of the Company	16,804,380	8,699,369	886,865
Other comprehensive income/(loss), net of tax:
-Exchange differences on translation of foreign operations	28,402	(1,581,252)	(465,590)

Total comprehensive income for the year	16,832,782	7,118,117	421,275

Total comprehensive income attributable to:
Owners of the Company	16,832,782	7,118,117	421,275

F-13
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

47	Parent company only condensed financial information (Continued)

Condensed Statements of Financial Position

	As of December 31,
	Note		2022	2023
			RMB’000	RMB’000
ASSETS
Cash at bank	16		1,644,302	68,371
Financial assets at fair value through profit or loss	17		767,636	—
Financial assets at amortized cost	18		155,602	—
Accounts and other receivables and contract assets	19		1,627,343	112,614
Investments accounted for using the equity method	47	(a)	106,288,653	102,403,569

Total assets			110,483,536	102,584,554

LIABILITIES
Borrowings	28		139,054	4,719,759
Accounts and other payables and contract liabilities	30		3,803,643	26,305
Convertible promissory notes payable	33		5,164,139	5,650,268
Optionally convertible promissory notes	34		8,142,908	—
Other liabilities			43,946	45,734

Total liabilities			17,293,690	10,442,066

EQUITY
Share capital	36		75	75
Share premium	36		32,073,874	32,142,233
Treasury shares	37		(5,642,769)	(5,642,768)
Other reserves	38		2,158,432	155,849
Retained earnings			64,600,234	65,487,099

Total equity			93,189,846	92,142,488

Total liabilities and equity			110,483,536	102,584,554

F-13
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

47	Parent company only condensed financial information (Continued)

Condensed Statements of Cash Flows

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash used in operating activities	(105,253)	166,134	(100,314)

Net cash generated from/(used in) operating activities	(105,253)	166,134	(100,314)

Cash flows from investing activities

Inter-company cash flow	—	—	(4,600)
Capital contribution to consolidated entities	(109,635)	—	—
Payment for advances to consolidated entities	(3,689,678)	(160,000)	(948,295)
Receipts of repayments of the advances and capital return from consolidated entities	7,249,502	12,450,046	1,669,873
Proceeds and interest from sale of investment assets	6,522	419,538	774,498
Payment for acquisition of investment assets	(383,798)	(764,885)	—
Receipts of dividends from consolidated entities	—	—	5,833,440

Net cash generated from investing activities	3,072,913	11,944,699	7,324,916

Cash flows from financing activities
Proceeds from exercise of share-based payment	43,456	95,911	252
Proceeds from borrowings	319,535	134,228	4,069,584
Repayment of borrowings	(369,929)	(374,464)	(140,564)
Repayment for advances to consolidated entities	—	—	(4,695,913)
Receipts of advances from consolidated entities	—	—	5,266,949
Repayment of convertible promissory notes payable	—	(3,747,386)	(3,642,931)
Repayment of optionally convertible promissory notes	—	—	(8,342,096)
Refund of cash reserved for repurchase of ordinary shares	—	—	854,624
Payment for interest expenses	(555,304)	(621,246)	(731,034)
Payment for dividend declared	—	(7,717,474)	(1,435,461)
Payment for repurchase of ordinary shares	(6,438,455)	—	—
Other financing activities	(1,131)	—	—

Net cash used in financing activities	(7,001,828)	(12,230,431)	(8,796,590)

Effect of exchange rate changes on cash and cash equivalents	(62,027)	(49,716)	(3,943)

Net decrease in cash and cash equivalents	(4,096,195)	(169,314)	(1,575,931)
Add: Cash and cash equivalents at the beginning of the year	5,909,811	1,813,616	1,644,302

Cash and cash equivalents at the end of the year	1,813,616	1,644,302	68,371

48	Subsequent events
On March 21, 2024, the Company’s board of directors resolved to recommend the declaration and distribution of a special dividend out of the share premium account under the reserves of the Company in the amount of US$1.21 per ordinary share or US$2.42 per ADS. The special dividend will be payable in cash, with eligible holders of ordinary shares given an option to elect to receive the special dividend wholly in the form of new ordinary shares and eligible holders of ADSs given an option to elect to receive the special dividend wholly in the form of new ADSs. The special dividend is subject to the approval of shareholders at the annual general meeting, which will be held on May 30, 2024. The Company’s ability to pay this special dividend depends upon one-off dividends paid by its PRC subsidiaries in 2024. In March 2024, certain PRC subsidiaries of the Group declared dividends to the Hong Kong’s subsidiary of the Group for an aggregate amount of RMB10.5 billion. The withholding tax of RMB1.05 billion to be levied on the dividend remitted overseas will be reflected in the financial statements in 2024.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

48	Subsequent events (Continued)

On April 2, 2024, all the conditions precedent to the acquisition of Virtual Bank had been fulfilled (refer to Note 2). Upon that, the acquisition was completed and the Virtual Bank became a wholly-owned subsidiary of the Group. The Virtual Bank is a fully-licensed bank registered under the Hong Kong Banking Ordinance and is regulated by the Hong Kong Monetary Authority. Its principal activity is to provide banking services through electronic channels, with its service scope similar to traditional banks but without physical operating branches. All of the Virtual Bank’s loans were small and medium-sized enterprises (“SME”) loans in Hong Kong, and a significant portion of the outstanding balance is backed by Hong Kong government’s SME Financing Guarantee Scheme. The Company believes that the business and target customers of the Virtual Bank would synchronize well with the Company’s existing operations, enabling the Company to leverage its operational experience and technological expertise in its business development. As of December 31, 2023, the unaudited total assets and liabilities of the Virtual Banks were RMB2,995 million and RMB2,388 million, respectively. For the year ended December 31, 2023, the unaudited revenue and loss before income tax of the Virtual Bank was RMB146 million and RMB163 million, respectively.

F-140