Form 20-F
period 2024-12-31
Lufax Holding Ltd
filed 2026-02-17
CIK 1816007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024.
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
18th Floor, No. 1333 Lujiazui Ring Road,
Pudong New District,
Shanghai
People’s Republic of
China
(Address of principal executive offices)
Tongzhuan Xi, Chief Financial Officer
18th Floor, No. 1333 Lujiazui Ring Road,
Pudong New District, Shanghai
People’s Republic of
China
Telephone: +86
21-3863-6278
Email: Investor_Relations@lu.com
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (each representing two ordinary shares, par value US$0.00001 per share)	LU	New York Stock Exchange
Ordinary shares, par value US$0.00001 per share	6623	The Stock Exchange of Hong Kong Limited
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,733,376,334 ordinary shares (excluding shares underlying the ADSs repurchased by our company pursuant to the share repurchase programs and shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the share incentive plans), par value US$0.00001 per share, as of December 31, 2024.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
. ☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
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

EXPLANATORY NOTE

Our annual consolidated financial statements for the years ended December 31, 2022, 2023 and 2024 have been audited by Ernst & Young Hua Ming LLP in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our consolidated financial statements for the years ended December 31, 2022 and 2023 included in this annual report have been restated. Our previously issued consolidated financial statements (and the related audit opinions) included in our annual report on Form 20-F for the year ended December 31, 2022, as filed with the United States Securities and Exchange Commission (the “SEC”) on April 7, 2023 (the “2022 20-F”), and our annual report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 23, 2024 (the “2023 20-F”), should not be relied upon. The restatement (the “Restatement”) of our consolidated financial statements as of and for the years ended December 31, 2022 and 2023 has resulted in certain changes to our consolidated financial statements previously issued and to the opening shareholders’ equity balances as of January 1, 2022. For more information on the effects of the Restatement of our consolidated financial statements as of and for the years ended December 31, 2022 and 2023, see note 3.2 to the consolidated financial statements included in this annual report.

We have not amended, and we do not intend to amend, our previously filed 2022 20-F and 2023 20-F. The financial information included in reports previously filed or furnished by us in 2023 and 2024 is superseded by the applicable information in this annual report. Investors and other readers should rely only on the financial information and other related disclosures regarding the years ended December 31, 2022 and 2023 in this annual report and in any other future filings with the SEC (as applicable) and should not rely on any previously issued or filed reports, press releases, presentations or similar communications containing financial information and other related disclosures regarding the same reporting period.

ii

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“active borrowers” refer to borrowers that have a current outstanding balance with our company as of the period end;

•

“APR” or “annualized percent rate” refers to the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12, where all-in borrowing cost comprises the actual amount of, with respect to 2022 and 2023, (i) interest, (ii) insurance premiums or guarantee fees and (iii) retail credit enablement service fees, and with respect to 2024, (i) interest and (ii) general guarantee fees;

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

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On December 31, 2025, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.9931 to US$1.00.

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

Risks Relating to Our Business and Industry

•	Our industry is rapidly changing, and our business has evolved significantly in recent years, which makes it difficult to evaluate our future prospects.

•	Updates that we are in the process of making to our business model may not be successful.

•	We incurred net losses in 2024, and we may not achieve profitability in the future.

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

Risks Relating to the Independent Investigation, Restatement, Internal Controls and Related Matters

•	We completed an audit committee independent review in the first quarter of 2026, which required significant management time and attention and resulted in significant legal and other expenses.

•	Matters relating to or arising from the Independent Investigation, the Supplemental Investigation, and the Restatement may result in an adverse effect on our business and financial condition.

•

If we fail to remediate our material weakness and establish and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

•

We and our directors, management and employees have been and may continue to be subject to complaints, claims, controversies, regulatory actions, arbitration and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation.

Risks Relating to Our Relationship with Ping An Group

•	Ping An Insurance has control over us and our affairs and strategy and some of their interests may not be aligned with the interests of our other shareholders.

•

We are a “controlled company” within the meaning of the New York Stock Exchange listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

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

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements With the Consolidated Affiliated Entities

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and the principal consolidated affiliated entities:

Lufax Holding Ltd(5)
(Cayman Islands)
Gem Blazing Limited
(Cayman Islands)
PAO Bank Limited
(Hong Kong)
Gem Alliance Limited
(Cayman Islands)
Wincon Hong Kong Investment Company Limited
(Hong Kong)
Harmonious Splendor Limited
(Hong Kong)
Offshore
Onshore
Lufax Holding (Shenzhen) Technology Service Co., Ltd.
Weikun (Shanghai) Technology Service Co., Ltd.
Ping An Puhui Enterprises Management Co., Ltd.
Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd.
90.6%
Chongqing Yuheao Commercial Information Consulting Co., Ltd.(3)
Shenzhen Lufax Holding Enterprise Management Co., Ltd.(1)
Shanghai Xiongguo Corporation Management Co., Ltd.(1)
Shanghai Lufax Information Technology Co., Ltd.(2)
Jinjiong (Shenzhen) Technology Service Co., Ltd
Shenzhen Ping An Rong Yi Investment & Consulting Co., Ltd.
Ping An Rongyi (Heilongjiang) Information Service Co., Ltd.
20%
20%
15%
27%
28%
40%
20%
Heilongjiang Jinlian Yuntong Microfinance Co., Ltd.
Ping An Consumer Finance Co., Ltd.(4)
Equity interest (100% unless otherwise specified)
Contractual Arrangements

(1)

Shenzhen Ping An Financial Technology Consulting Co., Ltd, Xinjiang Tongjun Equity Investment Limited Partnership, Shanghai Lanbang Investment Limited Liability Company and Linzhi Jinsheng Investment Management Limited Partnership hold 49.99%, 29.55%, 18.29% and 2.17%, respectively, of the equity interests in each of Shanghai Xiongguo and Shenzhen Lufax Enterprise Management.

Shenzhen Ping An Financial Technology Consulting Co., Ltd is wholly owned by Ping An Insurance. Xinjiang Tongjun Equity Investment Limited Partnership is a limited partnership incorporated under the laws of the PRC, and each of the two individuals, Mr. Wenwei Dou and Ms. Wenjun Wang, owns 50% of Xinjiang Tongjun Equity Investment Limited Partnership’s interests. Shanghai Lanbang Investment Limited Liability Company is a company incorporated under the laws of the PRC that is wholly owned by Ping An Insurance through Shenzhen Ping An Financial Technology Consulting Co., Ltd. Linzhi Jinsheng Investment Management Limited Partnership is a limited partnership incorporated under the laws of the PRC, and Mr. Xuelian Yang owns 60% and Mr. Jingkui Shi owns 40% of Linzhi Jinsheng Investment Management Limited Partnership’s interests.

(2)

Shanghai Xiongguo and Shanghai Huikang Information Technology Co., Ltd. hold 99.995% and 0.005%, respectively, of the equity interests in Shanghai Lufax. Shanghai Xiongguo holds 100% of the equity interests in Shanghai Huikang Information Technology Co., Ltd., which in turn beneficially owns 100% of the equity interests in Shanghai Lufax.

(3)	Ping An Puhui Enterprises Management Co., Ltd. holds the remaining 9.375% of the equity interests in Chongqing Yuheao Commercial Information Consulting Co., Ltd.

(4)	Ping An Insurance holds the remaining 30% of the equity interests in Ping An Consumer Finance Co., Ltd.

(5)

Our principal subsidiaries also include Zhongshi Credit Management Co., Ltd., Shenzhen Jiayun Hua’ao Information Service Co., Ltd. and Shenzhen Tiankun Hengtai Investment Management Co., Ltd., controlled by us through de facto control.

Lufax Holding Ltd is not an operating company in China but a Cayman Islands holding company with no equity ownership in the consolidated affiliated entities. We conduct operations in China through (i) our PRC subsidiaries, (ii) the consolidated affiliated entities with which we have contractual arrangements, and (iii) the subsidiaries of the consolidated affiliated entities. PRC laws and regulations restrict and impose conditions on foreign ownership and investment in certain internet-based businesses. Accordingly, we operate these businesses in China through the consolidated affiliated entities and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the consolidated affiliated entities and their respective shareholders to control the business operations of the consolidated affiliated entities and their subsidiaries. This structure provides investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in operating companies in certain sectors. Revenues contributed by the consolidated affiliated entities and their subsidiaries accounted for 3.0%, 0.8% and 1.8% of our total revenues for 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to Lufax Holding Ltd, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated affiliated entities in China and their subsidiaries, including but not limited to (i) Shanghai Xiongguo Corporation Management Co., Ltd., or Shanghai Xiongguo, which was established in December 2014 and ultimately holds all equity interests of Shanghai Lufax (as defined below), (ii) Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), or Shanghai Lufax, which was established in September 2011 and currently operates the online wealth management business, and (iii) Shenzhen Lufax Holding Enterprise Management Co., Ltd., or Shenzhen Lufax Enterprise Management, which was established in May 2018 and currently has a wholly owned subsidiary that holds an internet content provider license, or ICP license. The consolidated affiliated entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under IFRS for accounting purposes. Investors in our ADSs are not purchasing equity interests in the consolidated affiliated entities in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the consolidated affiliated entities in China.

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

We face various legal and operational risks and uncertainties related to doing business in China. Certain of our business operations are conducted through the consolidated affiliated entities and their subsidiaries in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ordinary shares and ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

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

Permissions Required From the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the consolidated affiliated entities and their subsidiaries have obtained the requisite licenses and permits from the PRC governmental authorities that are material for the business operations of our holding company and the consolidated affiliated entities in China, including, among others, the financing guarantee business operation license, the internet micro-loan license, the consumer finance license and the financial business permit. In addition, our operations in Hong Kong are governed by Hong Kong laws and regulations and, as of the date of this annual report, our Hong Kong subsidiaries have obtained the requisite licenses and permits from the Hong Kong governmental authorities that are material for the business operations, including the digital banking license issued to PAObank. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice of government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the products and services we provide in the future. If we, our subsidiaries, the consolidated affiliated entities or their subsidiaries do not receive or maintain any necessary permissions or approvals from PRC or Hong Kong authorities to operate business or offer securities, or inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Any failure to obtain, renew or retain the requisite approvals, licenses or permits applicable to our retail credit and enablement business may have a material adverse effect on our business, financial condition and results of operations.”

Furthermore, as advised by Haiwen & Partners, our PRC counsel, for historical issuances of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we (i) are not required to obtain permissions from the CSRC, and (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China. As of the date of this annual report, we have neither received nor were denied such requisite permissions by any PRC authority. However, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Measures, which became effective on March 31, 2023. According to the Filing Measures, domestic companies in the PRC that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Filing Measures. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Filing Measures. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filings with the CSRC or other PRC governmental authorities may be required in connection with our offshore listings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take.”

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

For the year ended December 31, 2022, no dividends or distributions were made to Lufax Holding Ltd, the parent company, by our subsidiaries. For the years ended December 31, 2023 and 2024, the total dividends or distributions made by our subsidiaries to Lufax Holding Ltd, the parent company, were RMB5.7 billion and RMB11.5 billion (US$1.6 billion), respectively.

Under PRC law, Lufax Holding Ltd may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the consolidated affiliated entities only through loans, subject to satisfaction of government registration and approval requirements.

For the years ended December 31, 2022, 2023 and 2024, Lufax Holding Ltd provided capital contributions of nil, nil and RMB0.8 billion (US$0.1 billion), respectively, to its subsidiaries and received capital return of RMB17.4 million, nil and nil, respectively, from its subsidiaries. For the years ended December 31, 2022, 2023 and 2024, Lufax Holding Ltd provided loans with principal amount of RMB0.2 billion, RMB0.9 billion and RMB2.8 billion (US$0.4 billion), respectively, to its subsidiaries, and the subsidiaries repaid principal amount of RMB12.4 billion, RMB1.7 billion and RMB1.5 billion (US$0.2 billion), respectively, to Lufax Holding Ltd.

The consolidated affiliated entities may transfer cash to the relevant PRC subsidiaries by paying technical and consulting service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between each of the consolidated affiliated entities and its corresponding PRC subsidiary, each of the consolidated affiliated entities agrees to pay service fees to the relevant PRC subsidiary on a quarterly basis. For the years ended December 31, 2022, 2023 and 2024, the service fees paid by the consolidated affiliated entities to the PRC subsidiaries pursuant to the exclusive business cooperation agreements were RMB101.3 million, nil and nil, respectively. If there is any amount payable to relevant PRC subsidiaries under the contractual arrangements, the consolidated affiliated entities will settle the amount accordingly.

The following table is a summary of cash transfers that have occurred between our subsidiaries and the consolidated affiliated entities:

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Cash paid by the consolidated affiliated entities to our subsidiaries under service agreements(1)	(101,290)	—	—
Cash paid by the consolidated affiliated entities to our subsidiaries as advance payments(1)	(83)	—	—
Cash received by the consolidated affiliated entities from our subsidiaries as advance payments(1)	9,348	—	—
Net cash received/(paid) for intra-group centralized cash management activities by the consolidated affiliated entities to our subsidiaries for operating activities(1)(7)	(533,569)	592,730	(1,431,064)
Collection of loans by the consolidated affiliated entities from our subsidiaries for intra-group investing(2)	158	—	3,648,130
Cash paid as loans by the consolidated affiliated entities to our subsidiaries for intra-group investing(3)	—	(700,000)	(3,430,000)
Cash received by the consolidated affiliated entities from our subsidiaries for sale of intangible assets(4)	15,035	—	—
Cash paid by the consolidated affiliated entities to our subsidiaries for purchase of intangible assets(4)	—	—	—
Net cash received/(paid) for intra-group centralized cash management activities by the consolidated affiliated entities to our subsidiaries for investing activities(4)(7)	549,231	311,736	234,747
Repayment of loans by the consolidated affiliated entities to our subsidiaries for intra-group financing(5)	(10,755,583)	(4,679,877)	—
Cash received as loans by the consolidated affiliated entities from our subsidiaries for intra-group financing(6)	4,617,000	37,850	—

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

For the years ended December 31, 2022, 2023 and 2024, except as disclosed above, no transfers of other assets, dividends or distributions were made between the holding company, our subsidiaries, and the consolidated affiliated entities.

On March 9, 2023, our board of directors approved a revised semi-annual cash dividend policy. The policy stated that, starting from 2023, we would declare and distribute a recurring cash dividend semi-annually in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to approximately 20% to 40% of our net profit in such fiscal year, or as otherwise authorized by the board of directors. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon our operations and earnings, cash flow, financial condition, and other factors, and subject to adjustment and determination by the board of directors. We experienced net losses in the six-month periods ended June 30, 2024, and December 31, 2024. Consequently, our board of directors have decided not to declare any cash dividends for these periods. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Shares and ADSs—Although our board of directors has approved a revised semi-annual cash dividend policy, we may not pay dividends in the foreseeable future” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

We distributed cash dividends to our shareholders as follows: US$0.68 per ordinary share (US$0.34 per ADS) in April 2022, based on our net profits for the financial year 2021; US$0.34 per ordinary share (US$0.17 per ADS) in October 2022, based on our net profits for the six-month period ended June 30, 2022; US$0.10 per ordinary share (US$0.05 per ADS) in April 2023, based on the profits for the six-month period ended December 31, 2022; and US$0.078 per ordinary share (US$0.039 per ADS) in October 2023, based on the profits for the six-month period ended June 30, 2023. In addition, in July and August 2024, we distributed a special dividend of US$1.21 per ordinary share or US$2.42 per ADS, payable in cash or as new ordinary shares (including ADSs). A total of 519,148,927 new ordinary shares and 33,513,980 new ADSs were issued to shareholders who elected to receive the dividend in shares, among which 305,989,352 shares were issued to An Ke Technology Company Limited and 203,890,905 shares were issued to China Ping An Insurance Overseas (Holdings) Limited. Approximately US$720 million in cash was distributed to shareholders who elected to receive the dividend in cash.

For the years ended December 31, 2022, 2023 and 2024, total amount of dividends paid to our shareholders were RMB7,717.5 million, RMB1,435.5 million and RMB5,132.6 million (US$703.2 million).

In 2022 and 2023, none of our PRC subsidiaries declared dividends to upper-level subsidiaries outside China. In 2024, some of our PRC subsidiaries declared dividends to Harmonious Splendor Limited, our Hong Kong subsidiary, for an aggregate amount of RMB10.5 billion (US$1.4 billion), respectively.

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

Selected Condensed Consolidating Statements of Operations Information

	For the Year Ended December 31, 2024
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Technology platform-based income	—	8,048,649	56,278	56,095	—	8,161,022
Net interest income	—	12,311,328	—	—	—	12,311,328
Guarantee income	—	3,579,672	—	—	—	3,579,672
Other income	—	1,506,267	95	1,535	—	1,507,897
Investment income/(losses)	2,320	(881,027)	14,449	(181,562)	—	(1,045,820)
Share of net profit/(loss) of investments accounted for using the equity method	—	—	(691)	—	—	(691)
Inter-company revenues from transactions(1)(3)	—	3,941	1,482,977	554,293	(2,041,211)	—
Income/(loss) from subsidiaries and the consolidated affiliated entities(2)	(2,903,090)	(342,521)	(46,787)	—	3,292,398	—
Total income	(2,900,770)	24,226,309	1,506,321	430,361	1,251,187	24,513,408
Operating expenses	(147,294)	(12,170,974)	(1,118,372)	(205,088)	—	(13,641,728)
Credit impairment losses	(99)	(12,442,614)	—	(170,194)	—	(12,612,907)
Asset impairment losses	—	—	—	—	—	—
Finance costs	(644,964)	565,732	(2,616)	(2,971)	—	(84,819)
Other gains/(losses) – net	(172,472)	124,202	(190,825)	(13,544)	—	(252,639)
Inter-company expenses from transactions(1)(3)	(3,558)	(1,376,868)	(6,582)	(140,989)	1,527,997	—

Total expenses	(968,387)	(25,300,522)	(1,318,395)	(532,786)	1,527,997	(26,592,093)
Profit/(loss) before income tax	(3,869,157)	(1,074,213)	187,926	(102,425)	2,779,184	(2,078,685)
Less: Income tax expenses	(1,463)	(1,002,908)	(142,337)	(378,122)	—	(1,524,830)

Less: Deferred tax expenses from inter-company transactions	—	(125,104)	—	—	125,104	—

Net profit/(loss) for the year	(3,870,620)	(2,202,225)	45,589	(480,547)	2,904,288	(3,603,515)

Net profit/(loss) attributable to: Owners of Lufax Holding Ltd	(3,870,620)	(2,903,090)	45,589	(480,547)	3,338,048	(3,870,620)
Non-controlling interests	—	700,865	—	—	(433,760)	267,105

	(3,870,620)	(2,202,225)	45,589	(480,547)	2,904,288	(3,603,515)

	For the Year Ended December 31, 2023
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
	(restated)
Technology platform-based income	—	14,705,588	491,117	122,039	—	15,318,744
Net interest income	—	13,112,128	—	—	—	13,112,128
Guarantee income	—	4,392,376	—	—	—	4,392,376
Other income	—	1,389,165	—	1,737	—	1,390,902
Investment income/(losses)	8,105	(37,989)	36,155	73,705	—	79,976
Share of net profit/(loss) of investments accounted for using the equity method	—	—	(5,416)	—	—	(5,416)
Inter-company revenues from transactions(1)(3)	—	(26,829)	2,099,755	90,513	(2,163,439)	—
Income/(loss) from subsidiaries and the consolidated affiliated entities(2)	1,965,510	438,834	(4,026)	—	(2,400,318)	—
Total income	1,973,615	33,973,273	2,617,585	287,994	(4,563,757)	34,288,710
Operating expenses	(155,610)	(17,397,776)	(2,008,507)	(275,162)	—	(19,837,055)
Credit impairment losses	(7)	(12,758,759)	26,351	36,753	—	(12,695,662)
Asset impairment losses	—	—	(31,246)	—	—	(31,246)
Finance costs	(996,833)	649,491	(5,558)	3,660	—	(349,240)
Other gains/(losses) – net	(5,638)	345,002	(129,724)	3,318	—	212,958
Inter-company expenses from transactions(1)(3)	(5,903)	(1,822,148)	(61,255)	(311,248)	2,200,554	—

Total expenses	(1,163,991)	(30,984,190)	(2,209,939)	(542,679)	2,200,554	(32,700,245)
Profit/(loss) before income tax	809,624	2,989,083	407,646	(254,685)	(2,363,203)	1,588,465
Less: Income tax expenses	—	(674,189)	28,981	9,841	—	(635,367)

Net profit/(loss) for the year	809,624	2,314,894	436,627	(244,844)	(2,363,203)	953,098

Net profit/(loss) attributable to: Owners of Lufax Holding Ltd	809,624	1,965,510	436,627	(244,844)	(2,157,293)	809,624
Non-controlling interests	—	349,384	—	—	(205,910)	143,474

	809,624	2,314,894	436,627	(244,844)	(2,363,203)	953,098

	For the Year Ended December 31, 2022
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
	(restated)
Technology platform-based income	—	27,452,790	1,256,039	505,784	—	29,214,613
Net interest income	—	18,681,936	—	—	—	18,681,936
Guarantee income	—	7,372,509	—	—	—	7,372,509
Other income	—	1,783,071	56,403	760	—	1,840,234
Investment income/(losses)	4,667	(718,362)	136,350	1,090,163	—	512,818
Share of net profit/(loss) of investments accounted for using the equity method	—	—	(218)	—	—	(218)
Inter-company revenues from transactions(1)(3)	34,028	(70,828)	2,577,531	156,029	(2,696,760)	—
Income/(loss) from subsidiaries and the consolidated affiliated entities(2)	9,761,055	(577,819)	(1,013,718)	—	(8,169,518)	—
Total income	9,799,750	53,923,297	3,012,387	1,752,736	(10,866,278)	57,621,892
Operating expenses	(113,983)	(22,211,400)	(3,419,557)	(1,724,307)	—	(27,469,247)
Credit impairment losses	6,525	(16,193,517)	(44,963)	(280,340)	—	(16,512,295)
Asset impairment losses	—	(7,101)	—	(420,007)	—	(427,108)
Finance costs	(1,753,486)	612,899	(73,922)	41,727	—	(1,172,782)
Other gains/(losses) – net	(161,917)	38,129	(34,050)	163,240	—	5,402
Inter-company expenses from transactions(1)(3)	447	(2,132,463)	(66,242)	(540,809)	2,739,067	—

Total expenses	(2,022,414)	(39,893,453)	(3,638,734)	(2,760,496)	2,739,067	(45,576,030)
Profit before income tax	7,777,336	14,029,844	(626,347)	(1,007,760)	(8,127,211)	12,045,862
Less: Income tax expenses	—	(4,109,646)	48,839	(126,969)	—	(4,187,776)

Net profit for the year	7,777,336	9,920,198	(577,508)	(1,134,729)	(8,127,211)	7,858,086

Net profit/(loss) attributable to: Owners of Lufax Holding Ltd	7,777,336	9,761,055	(577,508)	(1,134,847)	(8,048,700)	7,777,336
Non-controlling interests	—	159,143	—	118	(78,511)	80,750

	7,777,336	9,920,198	(577,508)	(1,134,729)	(8,127,211)	7,858,086

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2024
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
ASSETS
Cash at bank	1,475,210	28,282,329	7,553	138,754	—	29,903,846
Restricted cash	—	13,404,670	581	726,783	—	14,132,034
Financial assets at fair value through profit or loss	65,437	18,929,688	517,435	843,254	—	20,355,814
Financial assets at other comprehensive income	—	1,156,095	—	—	—	1,156,095
Financial assets at amortized cost	—	—	—	1,499,000	—	1,499,000
Financial assets held under resale agreements	—	657,033	—	—	—	657,033
Accounts and other receivables and contract assets	63,202	5,813,138	209,624	130,686	—	6,216,650
Loans to customers	—	111,508,669	—	—	—	111,508,669
Investments accounted for using the equity method	—	—	—	—	—	—
Investment in subsidiaries and the consolidated affiliated entities(2)(6)	88,408,748	9,540,097	264,433	—	(98,213,278)	—
Assets arising from intra-group transactions(1)	—	3,702	5,041	8,073	(16,816)	—
Amounts due from consolidated entities(4)	1,259,432	369,774	9,077,150	2,473,019	(13,179,375)	—
Other assets(5)	—	17,705,206	283,120	119,176	—	18,107,502

Total assets	91,272,029	207,370,401	10,364,937	5,938,745	(111,409,469)	203,536,643
LIABILITIES
Payable to platform investors	—	38,367	—	683,191	—	721,558
Borrowings	3,165,276	47,889,172	60,127	—	—	51,114,575
Customer deposits	—	3,933,750	—	—	—	3,933,750
Bond payable	—	—	—	—	—	—
Financial assets sold under repurchase agreements	—	782,459	—	—	—	782,459
Accounts and other payables and contract liabilities	80,859	6,845,450	432,721	133,520	—	7,492,550
Payable to investors of consolidated structured entities	—	42,795,624	—	—	—	42,795,624
Convertible promissory notes payable	6,174,050	—	—	—	—	6,174,050
Optionally convertible promissory notes	—	—	—	—	—	—
Amounts due to consolidated entities(4)	1,077	3,845,534	40,137	9,292,627	(13,179,375)	—
Other liabilities(5)	78,065	6,474,918	275,040	96,297	—	6,924,320

Total liabilities	9,499,327	112,605,274	808,025	10,205,635	(13,179,375)	119,938,886
EQUITY
Total equity attributable to owners of the company(1)	81,772,702	88,408,748	9,556,912	(4,266,890)	(93,698,770)	81,772,702

Non-controlling interests(6)	—	6,356,379	—	—	(4,531,324)	1,825,055

Total equity	81,772,702	94,765,127	9,556,912	(4,266,890)	(98,230,094)	83,597,757

Total liabilities and equity	91,272,029	207,370,401	10,364,937	5,938,745	(111,409,469)	203,536,643

	As of December 31, 2023
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
	(restated)
ASSETS
Cash at bank	68,371	39,288,723	31,121	307,699	—	39,695,914
Restricted cash	—	12,875,918	—	540,697	—	13,416,615
Financial assets at fair value through profit or loss	—	22,417,743	500,798	1,844,664	—	24,763,205
Financial assets at fair value through other comprehensive income	—	—	—	—	—	—
Financial assets at amortized cost	—	92,962	—	1,665,121	—	1,758,083
Financial assets held under resale agreements	—	28,834	—	—	—	28,834
Accounts and other receivables and contract assets	111,852	6,268,019	365,317	602,499	—	7,347,687
Loans to customers	—	129,693,954	—	—	—	129,693,954
Investments accounted for using the equity method	—	—	2,609	—	—	2,609
Investment in subsidiaries and the consolidated affiliated entities(2)(6)	101,196,485	9,438,956	(1,702,510)	—	(108,932,931)	—
Assets arising from intra-group transactions(1)	—	3,702	70,309	9,200	(83,211)	—
Amounts due from consolidated entities(4)	762	701,520	10,542,393	2,313,929	(13,558,604)	—
Other assets(5)	—	16,743,493	428,622	503,054	—	17,675,169

Total assets	101,377,470	237,553,824	10,238,659	7,786,863	(122,574,746)	234,382,070
LIABILITIES
Payable to platform investors	—	121,273	—	864,488	—	985,761
Borrowings	4,080,860	34,692,296	50,128	—	—	38,823,284
Customer deposits	—	—	—	—	—	—
Bond payable	—	—	—	—	—	—
Financial assets sold under repurchase agreements	—	1,307,395	—	—	—	1,307,395
Accounts and other payables and contract liabilities	25,228	7,973,921	356,309	96,204	—	8,451,662
Payable to investors of consolidated structured entities	—	79,414,957	—	43,310	—	79,458,267
Convertible promissory notes payable	5,650,268	—	—	—	—	5,650,268
Optionally convertible promissory notes	—	—	—	—	—	—
Amounts due to consolidated entities(4)	639,976	2,381,188	21,534	10,515,906	(13,558,604)	—
Other liabilities(5)	45,734	6,758,324	352,779	54,937	—	7,211,774

Total liabilities	10,442,066	132,649,354	780,750	11,574,845	(13,558,604)	141,888,411
EQUITY
Total equity attributable to owners of the company(1)	90,935,404	101,196,485	9,457,909	(3,787,982)	(106,866,412)	90,935,404

Non-controlling interests(6)	—	3,707,985	—	—	(2,149,730)	1,558,255

Total equity	90,935,404	104,904,470	9,457,909	(3,787,982)	(109,016,142)	92,493,659

Total liabilities and equity	101,377,470	237,553,824	10,238,659	7,786,863	(122,574,746)	234,382,070

	As of December 31, 2022
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
	(restated)
ASSETS
Cash at bank	1,644,302	39,319,164	526,040	2,449,764	—	43,939,270
Restricted cash	—	26,553,291	—	533,430	—	27,086,721
Financial assets at fair value through profit or loss	767,636	26,774,746	39,097	4,332,649	—	31,914,128
Financial assets at fair value through other comprehensive income	—	—	—	—	—	—
Financial assets at amortized cost	6,814	106,208	1,629,734	1,668,328	—	3,411,084
Financial assets held under resale agreements	—	40,023	—	—	—	40,023
Accounts and other receivables and contract assets	925,798	12,310,588	1,013,976	1,571,696	—	15,822,058
Loans to customers	—	211,446,645	—	—	—	211,446,645
Investments accounted for using the equity method	—	—	39,271	—	—	39,271
Investment in subsidiaries and the consolidated affiliated entities(2)(6)	105,158,810	9,015,563	(1,706,400)	—	(112,467,973)	—
Assets arising from intra-group transactions(1)	—	3,702	110,117	10,328	(124,147)	—
Amounts due from consolidated entities(4)	850,333	5,141,170	9,866,828	2,412,424	(18,270,755)	—
Other assets(5)	—	16,441,086	397,099	429,760	—	17,267,945

Total assets	109,353,693	347,152,186	11,915,762	13,408,379	(130,862,875)	350,967,145
LIABILITIES
Payable to platform investors	—	185,561	—	1,383,806	—	1,569,367
Borrowings	136,014	35,344,846	1,434,653	—	—	36,915,513
Customer deposits	—	—	—	—	—	—
Bond payable	—	2,143,348	—	—	—	2,143,348
Financial assets sold under repurchase agreements	—	3,343,950	—	—	—	3,343,950
Accounts and other payables and contract liabilities	3,802,566	7,965,576	352,711	707,314	—	12,828,167
Payable to investors of consolidated structured entities	—	176,309,817	—	42,516	—	176,352,333
Convertible promissory notes payable	5,164,139	—	—	—	—	5,164,139
Optionally convertible promissory notes	8,142,908	—	—	—	—	8,142,908
Amounts due to consolidated entities(4)	4,117	3,012,166	629,106	14,625,366	(18,270,755)	—
Other liabilities(5)	43,946	10,130,871	462,140	192,523	—	10,829,480

Total liabilities	17,293,690	238,436,135	2,878,610	16,951,525	(18,270,755)	257,289,205
EQUITY
Total equity attributable to owners of the company(1)	92,060,003	105,158,810	9,037,152	(3,544,264)	(110,651,698)	92,060,003

Non-controlling interests(6)	—	3,557,241	—	1,118	(1,940,422)	1,617,937

Total equity	92,060,003	108,716,051	9,037,152	(3,543,146)	(112,592,120)	93,677,940

Total liabilities and equity	109,353,693	347,152,186	11,915,762	13,408,379	(130,862,875)	350,967,145

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2024
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash flows from operating activities
Inter-company cash flow(3)(7)	—	(2,624,475)	2,396,302	(1,431,064)	1,659,237	—
Reclassification(8)	—	—	—	—	—	—
Other operating activities	(61,440)	3,726,892	(2,161,741)	3,400	309,660	1,816,771
Net cash (used in)/generated from operating activities	(61,440)	1,102,417	234,561	(1,427,664)	1,968,897	1,816,771
Cash flows from investing activities
Inter-company cash flow(7)	—	(254,701)	1,679,191	234,747	(1,659,237)	—
Reclassification(8)	—	—	—	—	—	—
Payment for advances to consolidated entities	(2,732,184)	(277,437)	(1,920,000)	(3,430,000)	8,359,621	—
Receipts of repayments of the advances and capital return from consolidated entities	1,477,282	925,012	—	3,648,130	(6,050,424)	—
Receipts of dividends from consolidated entities	11,450,000	—	—	—	(11,450,000)	—
Capital contribution to consolidated entities	(781,962)	—	—	—	781,962	—
Proceeds and interest from sale of investment assets	235,135	61,796,807	—	2,372,250	(309,660)	64,094,532
Payment for acquisition of investment assets	(972,594)	(58,035,455)	—	(1,656,500)	—	(60,664,549)
Other investing activities	(861,013)	33,465	(20,187)	86,767	—	(760,968)
Net cash generated from/(used in) investing activities	7,814,664	4,187,691	(260,996)	1,255,394	(10,327,738)	2,669,015
Cash flows from financing activities
Inter-company cash flow(7)	—	—	—	—	—	—
Payment of dividends to consolidated entities	—	(11,450,000)	—	—	11,450,000	—
Repayment for advances and capital return to consolidated entities	(925,012)	(5,125,412)	—	—	6,050,424	—
Receipts of advances from consolidated entities	277,438	8,082,183	—	—	(8,359,621)	—
Capital contribution from consolidated entities	—	781,962	—	—	(781,962)	—
Proceeds from issuance of shares and other equity securities	2,172	—	—	—	—	2,172
Proceeds from exercise of share-based payment	—	—	—	—	—	—
Proceeds from borrowings	2,238,818	6,743,000	60,000	—	—	9,041,818
Repayment of interest expenses, borrowings, dividends, and principal of convertible promissory notes	(8,622,032)	(11,313,216)	(52,648)	(48,333)	—	(20,036,229)
Payment for repurchase of ordinary shares	—	—	—	—	—	—
Other financing activities	—	(285,130)	(4,485)	—	—	(289,615)
Net cash (used in)/generated from financing activities	(7,028,616)	(12,566,613)	2,867	(48,333)	8,358,841	(11,281,854)

	For the Year Ended December 31, 2023
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
	(restated)
Cash flows from operating activities
Inter-company cash flow(3)(7)	—	(2,702,602)	1,941,230	592,730	168,642	—
Reclassification(8)	—	—	—	(538,060)	538,060	—
Other operating activities	(44,192)	12,942,941	(793,439)	615,102	—	12,720,412
Net cash (used in)/generated from operating activities	(44,192)	10,240,339	1,147,791	669,772	706,702	12,720,412
Cash flows from investing activities
Inter-company cash flow(7)	(4,600)	359,783	(802,767)	311,736	135,848	—
Reclassification(8)	—	—	—	538,060	(538,060)	—
Payment for advances to consolidated entities	(948,295)	(5,304,798)	—	(700,000)	6,953,093	—
Receipts of repayments of the advances and capital return from consolidated entities	1,669,873	10,008,874	—	—	(11,678,747)	—
Receipts of dividends from consolidated entities	5,744,880	—	—	—	(5,744,880)	—
Proceeds and interest from sale of investment assets	774,498	63,060,415	1,723,709	2,539,903	—	68,098,525
Payment for acquisition of investment assets	—	(70,191,085)	(500,000)	(859,230)	—	(71,550,315)
Other investing activities	—	(19,466)	1,907	(181)	—	(17,740)
Net cash generated from/(used in) investing activities	7,236,356	(2,086,277)	422,849	1,830,288	(10,872,746)	(3,469,530)
Cash flows from financing activities
Inter-company cash flow(7)	—	304,490	—	—	(304,490)	—
Payment of dividends to consolidated entities	—	(5,833,440)	—	—	5,833,440	—
Repayment for advances and capital return to consolidated entities	(4,695,913)	(1,669,873)	(633,084)	(4,679,877)	11,678,747	—
Receipts of advances from consolidated entities	5,266,949	1,648,294	—	37,850	(6,953,093)	—
Proceeds from issuance of shares and other equity securities	—	—	—	—	—	—
Proceeds from exercise of share-based payment	252	—	—	—	—	252
Proceeds from borrowings	4,069,584	10,498,705	50,178	—	—	14,618,467
Repayment of interest expenses, borrowings, dividends, and principal of convertible promissory notes	(14,297,545)	(19,286,575)	(1,451,039)	—	—	(35,035,159)
Payment for repurchase of ordinary shares	—	—	—	—	—	—
Other financing activities	854,624	(654,457)	(31,685)	—	—	168,482
Net cash (used in)/generated from financing activities	(8,802,049)	(14,992,856)	(2,065,630)	(4,642,027)	10,254,604	(20,247,958)

	For the Year Ended December 31, 2022
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
	(restated)
Cash flows from operating activities
Inter-company cash flow(3)(7)	—	(837,108)	55,488	(625,594)	1,407,214	—
Reclassification(8)	—	—	—	1,487,448	(1,487,448)	—
Other operating activities	166,134	6,497,528	(795,511)	(913,095)	—	4,955,056
Net cash (used in)/generated from operating activities	166,134	5,660,420	(740,023)	(51,241)	(80,234)	4,955,056
Cash flows from investing activities
Inter-company cash flow(7)	—	(108,890)	(45,083)	564,266	(410,293)	—
Reclassification(8)	—	—	—	(1,487,448)	1,487,448	—
Payment for advances to consolidated entities	(160,000)	(4,617,000)	—	—	4,777,000	—
Receipts of repayments of the advances and capital return from consolidated entities	12,450,046	10,135,729	3,861,461	158	(26,447,394)	—
Proceeds and interest from sale of investment assets	419,538	89,288,386	1,668,394	9,263,677	—	100,639,995
Payment for acquisition of investment assets	(764,885)	(89,786,582)	(1,801,200)	(5,712,189)	—	(98,064,856)
Other investing activities	—	(125,606)	(583)	5,543,944	—	5,417,755
Net cash generated from/(used in) investing activities	11,944,699	4,786,037	3,682,989	8,172,408	(20,593,239)	7,992,894
Cash flows from financing activities
Inter-company cash flow(7)	—	996,921	—	—	(996,921)	—
Repayment for advances and capital return to consolidated entities	—	(15,084,790)	(607,021)	(10,755,583)	26,447,394	—
Receipts of advances from consolidated entities	—	160,000	—	4,617,000	(4,777,000)	—
Proceeds from issuance of shares and other equity securities	—	15,938	—	—	—	15,938
Proceeds from exercise of share-based payment	95,911	—	—	—	—	95,911
Proceeds from borrowings	134,228	8,822,110	90,000	—	—	9,046,338
Repayment of interest expenses, borrowings and dividends	(12,460,570)	(3,685,647)	(1,890,327)	(436,274)	—	(18,472,818)
Payment for repurchase of ordinary shares	—	—	—	—	—	—
Other financing activities	—	(591,601)	(25,199)	(1,000)	—	(617,800)
Net cash (used in)/generated from financing activities	(12,230,431)	(9,367,069)	(2,432,547)	(6,575,857)	20,673,473	(9,932,431)

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

Primary beneficiaries of consolidated affiliated entities provide technical and consulting service and provide advances to consolidated affiliated entities to operate their business, the primary beneficiaries of consolidated affiliated entities charged service in the amounts of RMB351.6 million, RMB165.1 million and nil, and charged finance cost in the amounts of RMB124.8 million, RMB133.0 million and RMB141.4 million, from consolidated affiliated entities and consolidated affiliated entities’ subsidiaries for the years ended December 31, 2022, 2023 and 2024, respectively.

For the years ended December 31, 2022, 2023 and 2024, cash paid by consolidated affiliated entities and consolidated affiliated entities’ subsidiaries to the primary beneficiaries of consolidated affiliated entities for technical and consulting service fees was RMB101.3 million, nil and nil, respectively.

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

(6)

In April 2020, one subsidiary of Lufax Holding Ltd included in the “subsidiaries that are not primary beneficiaries of consolidated affiliated entities” column in the above schedules, two subsidiaries included as “primary beneficiaries of consolidated affiliated entities” and Ping An Group entered into a joint investment of the establishment of Ping An Consumer Finance Co., Ltd., or Ping An Consumer Finance. After the investment, our company as a whole was able to control Ping An Consumer Finance. The shareholding ratio between the subsidiary included in the “subsidiaries that are not primary beneficiaries of consolidated affiliated entities” column and the other two subsidiaries included as “primary beneficiaries of consolidated affiliated entities” was 28%, 27% and 15% as of December 31, 2024. In this consolidated affiliated entity consolidating schedule, Ping An Consumer Finance’s financial information was recorded in the “subsidiaries that are not primary beneficiaries of consolidated affiliated entities” column. The three subsidiaries applied equity method in accounting for their investments in Ping An Consumer Finance. Each of the three subsidiaries has significant influence but not control over Ping An Consumer Finance. Total assets for Ping An Consumer Finance was RMB34,774.7 million, RMB40,591.2 million and RMB54,245.1 million as of December 31, 2022, 2023 and 2024. Total liabilities for Ping An Consumer Finance was RMB30,154.7 million, RMB35,481.1 million and RMB48,118.2 million as of December 31, 2022, 2023 and 2024. Investments in Ping An Consumer Finance included in “primary beneficiaries of consolidated affiliated entities” was RMB1,940 million, RMB2,150 million and RMB4,531 million as of December 31, 2022, 2023 and 2024.

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

We operate in China’s financial services industry, which is rapidly changing and may not develop as we anticipate. The regulatory framework governing the financial services industry continues to develop rapidly and may remain uncertain for the foreseeable future. In addition, our business and business model have evolved significantly in recent years. As this industry and our business continue to develop, we may further modify our business model, services and solutions. These modifications may not achieve the expected results and may have a material and adverse impact on our financial condition and results of operations.

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

Previously, we shared credit risk with our funding partners by utilizing a combination of our licensed financing guarantee subsidiary and collaborations with third-party credit enhancement providers. In the fourth quarter of 2023, we successfully completed the transformation of our business model, such that our licensed financing guarantee subsidiary provides a guarantee for each new loan transaction (excluding certain consumer finance loan products) without the use of third-party credit enhancement. As a result, the percentage of outstanding loans with credit risk exposure for our company has increased from 23.5% as of December 31, 2022, to 39.8% as of December 31, 2023, and further to 74.5% as of December 31, 2024. As we increase the volume of outstanding loans on which we bear credit risk, our direct exposure to the risk of loss stemming from any failure to effectively evaluate borrowers’ credit profiles or manage default risks has also increased. The profitability of this update to our business model has yet to be proven.

In addition, we acquired a nationwide microloan license—also commonly known as a small lending license—in July 2024 and began providing new loans under this license in August 2024. By the end of 2024, we had issued approximately RMB4.0 billion in loans under this new license. We believe that this microloan license has the potential to further reduce our funding costs, diversify our product portfolio, and enhance our capital management efficiency. However, the realization of these benefits is subject to various uncertainties, including our ability to effectively scale operations under the new license, manage credit and operational risks, and adapt to evolving regulatory requirements. As a result, our goals may not be achieved as planned or at all.

In the past, we have encountered instances where attempts to update our business model or practices did not yield the anticipated success. For example, we launched a new service branded Lujintong in 2019, aiming to help our financial institution partners to acquire borrowers directly through dispersed sourcing nationwide as an additional way for us to cooperate with them. The borrowers under Lujintong referrals were customers acquired by third party loan agents served on the Lujintong platform. These borrowers were individuals or SMBs who were of a lower risk profile than the target customers for our core retail credit and enablement model, and therefore qualified for loans directly from banks at lower interest rates without requiring our enablement services. However, we downscaled the operations of Lujintong in 2023 and ceased its operation by the end of April 2024. In addition, we launched a small business owner value-added services platform in November 2022 to foster the growth of an SBO ecosystem, but we ceased the operation of this SBO ecosystem in 2023. Changing our business model may present operating and marketing challenges that are different from those that we currently encounter. Making this update to our business model may cause us to oversee opportunities that we could have pursued if we had not made this update or if we had made different updates. We cannot assure you that making these changes to our business model will be successful enough to justify the time, effort and resources that we devote to implementing them.

We incurred net losses in 2024, and we may not achieve profitability in the future.

We experienced net losses in 2024, marking the first fiscal year of a net loss since our initial public offering in 2020. We cannot assure you that we will achieve profitability in the future. Our ability to achieve profitability depends on several factors, including:

•	the effectiveness of our credit risk and capital management;

•	the evolution of our business model;

•	the acquisition of high-quality customers through multiple channels;

•	the mix, pricing, and effective tenor of our products and services;

•	the effect of impairment of non-performing assets and other related issues;

•	collaboration with diversified financial institution partners; and

•	operational efficiency.

There is no guarantee that we will succeed in addressing these factors.

Furthermore, our ability to utilize net losses, should we record such losses in future periods, to offset future taxable income may be subject to certain limitations. These limitations may arise from the reorganization of our corporate structure or changes to our primary operating entities. As a result, we may not be able to fully utilize our net losses, or we may be unable to utilize them at all.

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

For example, on April 29, 2021, the People’s Bank of China, together with the China Banking and Insurance Regulatory Commission, the CSRC and other regulatory authorities, jointly conducted a regulatory interview with 13 companies, including us, as part of special work on self-investigation and rectification of online financial platforms. We have carried out self-investigation and rectification work in various aspects, including prudential supervision, financial consumer protection, integrated operation of financial business, personal credit business, capital market business, and third-party internet deposits. We have completed all of the rectification measures in principle based on our self-examination results according to the guidance provided by the authorities. However, the regulatory authorities will maintain normalized supervision in general going forward, according to the guidance provided by the regulatory authorities. We cannot assure you that the measures we have taken and rectifications we have made will satisfy the requirements from the regulators in the future. If our practices do not comply with any regulatory requirements and the regulators take additional regulatory actions against us, there may be a material and adverse effect on our business, results of operations, financial conditions and prospects. Our reputation may also be harmed.

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

On December 31, 2024, the NFRA promulgated the Interim Measures for the Supervision and Administration of Microloan Companies, which govern the business operations, corporate governance, risk management, and consumer rights protection of microloan companies. These interim measures also strengthen rules to rectify market misconduct, including improper marketing practices, unlawful fee collection, and the leasing or lending of licenses. Further, the interim measures provide that microloan companies must gradually meet the requirements stipulated in the interim measures within the transition period specified by the provincial local financial management institutions. The transition period shall in principle not exceed two years. If our practices do not comply with any regulatory requirements and the regulators take additional regulatory actions against us, there may be a material and adverse effect on our business, results of operations, financial conditions and prospects. Our reputation may also be harmed.

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

We have increased the percentage of outstanding loans with credit risk exposure for our company from 23.5% as of December 31, 2022, to 39.8% as of December 31, 2023, and further to 74.5% as of December 31, 2024. We expect this percentage to increase as we seek to guarantee larger proportion of loans. Under this business model, our licensed financing guarantee subsidiary will provide a guarantee for most new loan transactions (excluding certain consumer finance loan products), with the goal of reducing the proportion of loans outstanding with third-party credit enhancement. As the volume of outstanding loans on which we bear credit risk increases, our direct exposure to the risk of loss stemming from any failure to effectively evaluate borrowers’ credit profiles or manage default risks also increases. As of December 31, 2022, 2023 and 2024, the outstanding balance of loans on which we bore credit risks totaled RMB135.5 billion, RMB125.6 billion and RMB161.5 billion (US$22.1 billion), respectively. In 2022, 2023 and 2024, we made a payment of RMB6.8 billion, RMB10.8 billion and RMB7.9 billion (US$1.1 billion), respectively, to our funding partners for claims against defaults.

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

Our funding partners are subject to PRC laws and regulations, and they may have to cease or modify their operations and cooperation with us as a result of existing or new regulatory requirements. For example, in July 2020, the China Banking and Insurance Regulatory Commission issued the Interim Measures for the Administration of Online Loans by Commercial Banks to provide detailed rules on online loans provided by commercial banks. On February 19, 2021, the China Banking and Insurance Regulatory Commission further issued the Notice of Further Regulating Online Loan Business of Commercial Banks, also known as Circular 24, supplementary to the Interim Measures for the Administration of Online Loans by Commercial Banks. Circular 24 reiterates that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the key procedures of loan management. Moreover, regional commercial banks are prohibited from engaging in an online loan business outside the region of their registration. In addition, under Circular 24, the China Banking and Insurance Regulatory Commission and its local offices shall, under the principle of “one policy for one bank and smooth transition” urge commercial banks to rectify their non-compliant online loan business. It is also provided that Circular 24 will apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. These rules and regulations may require some of our funding partners to evaluate their cooperation entities and adjust their cooperation with us and thus may potentially have a material impact on the availability of our funding. Further, on April 1, 2025, the NFRA issued the Notice on Strengthening the Management of Internet Lending Facilitation Business of Commercial Banks and Enhancing the Quality and Efficiency of Financial Services, referred to as the “Notice 9” . The Notice 9 clarifies that internet lending facilitation falls within the scope of internet loans, requiring commercial banks to adhere to the principle of centralized management by the head office. Commercial banks shall implement a name-list management system for platform operation institutions and credit enhancement service institutions, disclose the list publicly, and are prohibited from cooperating with institutions outside the list. Meanwhile, commercial banks must independently conduct loan risk assessment and approval, prohibit cooperative institutions from interfering with independent review, incorporate the balance of credit enhancement services into unified credit management, strictly control the comprehensive financing costs, and standardize the disclosure.

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

The PRC government extensively regulates internet-related businesses and financial service businesses, including by supervising foreign ownership and requiring various licenses and permits. These regulations may continue to evolve, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

Starting in 2024, we introduced a strategy to support the growth of our core retail credit and enablement business and consumer finance business that centers on our key licenses: our financing guarantee business license, consumer finance business license and microloan business license in the PRC, as well as the virtual bank license for PAObank in Hong Kong, all of which we are required to renew and maintain according to certain legal requirements. For details of these requirements, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation” in this annual report. However, there is no assurance that we will be able to maintain or renew such licenses, permits and certificates upon their expiration. In addition, the eligibility criteria for such licenses, permits and certificates may change from time to time and we may be required to observe stricter compliance standards in respect of such licenses, permits and certificates. In the event of the introduction of any new laws and regulations or changes in the interpretation of any existing laws and regulations that increase compliance costs for us, or prohibit or make it more expensive for us to continue with the operation of any part of our business, our business, financial condition and results of operations may be materially and adversely affected.

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

To facilitate the exit of investors after we discontinued our enablement of the offering of B2C products in the second half of 2017, we decided to repurchase certain trust plans, asset management plans and debt investments from our investors as a one-time event. The performance of these trust plans, asset management plans and debt investments, with an aggregate net balance of RMB0.8 billion as of December 31, 2024, may continue to have an adverse impact on our financial condition. We are currently pursuing claims against the debtors related to some of our historical B2C products. While none of these claims is considered material to our business on an individual basis, the overall results of these ongoing litigations may have continued impact on our financial condition. We are currently unable to estimate the possible outcome or possible range of recovery, if any, associated with the resolution of these cases, and adverse outcome of our claims could have a material adverse effect on our business, results of operations, cash flows and reputation.

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

The global macroeconomic environment faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict, the bombing of Iran, the attacks on shipping in the Red Sea and frictions within NATO have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. In addition, SBOs as our customers are more vulnerable to changes in macroeconomic conditions. If macroeconomic conditions deteriorate, SBOs may be directly affected, which in turn may lead to higher default rates or decreasing borrowings. As a result, any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

The Supreme People’s Court approved two amendments to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases on August 19, 2020 and December 29, 2020, pursuant to which the PRC courts will support a non-financial institution’s claim for interest on loans if their annual interest rate does not exceed four times the one-year Loan Prime Rate at the time of the establishment of the loan agreements. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center. As of the date of this annual report, the most recent one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center was 3.0%. Also on December 29, 2020, the Supreme People’s Court further issued the Reply Regarding the Scope of Application of the New Private Lending Judicial Interpretation, which provides that the amended Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases are not applicable to disputes arising from the financial business of microloan companies, financing guarantee companies, and five other types of local financial organizations which are regulated by local financial authorities.

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

We have implemented payment and collection policies and practices work, we retain both an internal collection team, utilize a collection business entity that we control, and outsource part of collection work to third parties. We cannot assure you that we will be able to collect payments on the transactions we enable as expected. In addition, we aim to control bad debts by utilizing and enhancing our credit assessment system rather than relying on collection efforts to maintain healthy credit performance. The labor intense nature of collection work also makes it susceptible to disruption during emergencies, including during public health crises and similar events. As such, our collection team may not possess adequate resources or workforce to collect payment on the loans we enabled. If we fail to adequately collect amounts owed, payments of principals and retail credit service fees may be delayed or reduced and our results of operations will be adversely affected. If the quality of our loan portfolio were to deteriorate as a result of ineffective collection, our funding partners may decide not to continue to cooperate with us. See “—If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrowers’ creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans we enable for any other reason, our business and results of operations may be adversely affected.” If the volume of loans we enable grows in the future, we may devote additional resources into our collection efforts. However, there can be no assurance that we would be able to utilize such additional resources in a cost-efficient manner.

Moreover, the current regulatory regime for debt collection in the PRC continues to evolve. The Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, and subsequent rules and regulations provide that no institution or third-party agency shall collect loans by actual or threatened violence, intimidation, insult, defamation, harassment, disseminating private information, or other ways that cause harm. The Interim Measures for the Supervision and Administration of Microloan Companies, issued by the National Financial Regulatory Administration and effective on December 31, 2024, provide that microloan companies and their cooperating loan collection agencies may not (i) impersonate administrative or judicial authorities or other entities to carry out collection activities; (ii) use violence, threats, insults, defamation, intimidation, stalking, harassment, misleading tactics, deception, or other prohibited means to carry out collection activities; (iii) illegally take possession or dispose of the borrower’s property; (iv) disseminate the private information of the borrower or guarantor, or publicly disclose their identity, address, workplace, contact information, contacts, and other information illegally; (v) carry out collection activities against entities or individuals other than those responsible for fulfilling the debt obligation; (vi) otherwise take actions to collect loans through illegal or improper means. In addition, microloan companies may not entrust agencies with a record of illegal or non-compliant collection practices to carry out loan collection on their behalf. If a microloan company discovers that an entrusted agency has engaged in the prohibited behaviors set out above, the microloan company must immediately cease cooperating with that entrusted agency and promptly report the illegal or non-compliant actions to the authorities. However, there is uncertainty with respect to the definition and interpretation of the prohibited conducts. We may also be subject to new regulations that require licenses or certain qualifications for conducting a loan collection business. Also, we cannot assure you that our collection team or third-party collection service providers have not engaged in or will not engage in any aggressive practices or misconduct as part of their collection efforts. Any such historical or future misconduct by our collection team or the third-party service providers we work with, or the perception that our collection practices are aggressive or not compliant with the relevant laws and regulations, may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to decrease in the willingness of prospective borrowers to apply for loans, as well as orders of suspension or rectification, cancellation of qualifications or fines and penalties imposed by the regulatory authorities, any of which may have a material adverse effect on our results of operations.

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

The volume of new loans we enable is one of the key metrics for our financial performance. Our total volume of new loans decreased from RMB495.4 billion in 2022 to RMB208.0 billion in 2023 and slightly rebounded to RMB213.1 billion (US$29.2 billion) in 2024. The success of our business depends on whether we can retain existing borrowers and continually attract additional borrowers and funding partners.

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

We generate a significant part of our income from the retail credit and enablement service fees we charge. Our retail credit and enablement service fees decreased from RMB28.6 billion in 2022 to RMB15.1 billion in 2023 and RMB8.1 billion (US$1.1 billion ) in 2024, representing 49.7% of our total income in 2022, 44.1% in 2023 and 32.9% in 2024. Decreases in our retail credit and enablement service fees have a substantial and adverse impact on our income and profitability. For example, our borrowers’ repayment behaviors and early repayment options affect the effective tenors of the loans we enable. Borrowers’ early repayments of loans reduce the number of months that our retail credit and enablement service fees or interest income can be recognized and thus affect the total amount of our fees and interest income in absolute terms. In the event that the amount of retail credit and enablement service fees we charge for loans we enabled continue to decrease in the future and we are not able to reduce our costs and expenses, our business, financial condition and results of operations will be harmed.

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

We have used and continue to use third-party sales channels for some of the products we enable. Our ability to supervise third parties is limited. If third-party sales agents misrepresent the terms, conditions or risks of the products we enable, customers may be unable to repay their loans or they may lose money on their investments. If customers seek to hold us responsible through the courts, the government or the media, we may incur legal liability, we may be required to indemnify customers for their losses and our reputation may be damaged.

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

The PRC government, media outlets and public advocacy groups have been increasingly focused on consumer protection, especially on financial consumer protection, in recent years. On November 21, 2020, the Inspection Office of General Office of the State Council and the General Office of the China Banking and Insurance Regulatory Commission issued a public announcement regarding non-compliance by certain banks and financial institutions that increased the financing cost of small and micro business owners. The announcement said that loan products offered to small and micro business owners by a certain bank and enabled by Ping An Rongyi, as a cooperative institution, had been compulsorily bundled with insurance products and a high rate of service fees had been charged, resulting in increasing comprehensive financing costs to the borrowers. Before transitioning to a business model in which we guarantee a significant portion of all loans, we modified our cooperation model with banks such that loan products issued by such institutions that we enable provide several options of insurance companies for borrowers to choose from. Nevertheless, any customer complaints, negative media coverage and claims or litigations as a result of alleged violation of consumer protection laws and regulations may materially harm our reputation and have an adverse impact on our business, results of operations and financial condition. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to the Protection of Consumers Rights and Interests.”

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

We face competition in the SBO financial services industry and the consumer finance industry.

The SBO financial services industry and the consumer finance industry in China is becoming increasingly competitive. We compete primarily with non-traditional financial service providers such as MYbank, WeBank, Du Xiaoman Financial and JD Technology and with traditional financial institutions, such as traditional banks, which are focused on retail and SMB lending. Many non-traditional financial service providers trace their origins back to services offered by a technology company, so they tend to compete with us in segments of the market that are more amenable to purely technological solutions and do not necessarily require strong financial expertise. Banks may compete with us as lenders or cooperate with us as funding partners. Some of our larger competitors have significant financial resources to support heavy spending on sales and marketing and to provide more services to customers. We believe that our ability to compete effectively for borrowers depends on many factors, including the variety of our products, user experience on our mobile apps, effectiveness of our risk management, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brand. Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees. Failure to compete effectively in our industry can lead to reduced income and market recognition, and result in material and adverse impact on our business, financial condition and results of operations.

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

We face regulatory risks related to our historical and current microloan businesses.

In the past, we operated three microloan subsidiaries in Shenzhen, Hunan and Chongqing to provide loans in a small number of cases from our own funds. However, in response to regulatory changes in China, we ceased using these subsidiaries for new loan funding in December 2020.

On November 2, 2020, the China Banking and Insurance Regulatory Commission, the People’s Bank of China and other regulatory authorities released a consultation draft of the Interim Measures for the Administration of Online Microloan Business, which states that a microloan company must obtain the official approval of the China Banking and Insurance Regulatory Commission to conduct online micro lending businesses outside the province where it is registered. In addition, the draft provides the statutory qualified requirements for an online microloan company, covering such things as registered capital, controlling shareholders, and use of the internet to engage in an online microloan business. In response, we discontinued the loan-funding operations of our Shenzhen, Hunan, and Chongqing microloan subsidiaries in December 2020. Subsequently, we canceled the microloan business licenses of our Shenzhen and Hunan subsidiaries and completed their deregistration with the local Administration of Market Regulation in December 2024 and 2022, respectively.

Our Chongqing microloan subsidiary, which ceased funding new loans in 2020, was fined RMB340,000 (US$46,580) by the Chongqing Branch of the People’s Bank of China in July 2021 for non-compliance issues that occurred in 2017. These included delayed responses to objections regarding personal credit information. The fine has been fully paid, and we have completed all required rectifications. As of December 31, 2024, there was no legacy loan balance of our Chongqing subsidiary. We cancelled the microloan business license of our Chongqing subsidiary in October 2024.

Despite these measures, we may be subject to further regulatory warnings, correction orders, condemnation and fines regarding our historical microloan business and may be required to further modify our business if it is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance in the future.

Moreover, we acquired a nationwide microloan license—also commonly known as a small lending license—in July 2024 and began providing new loans under this license in August 2024. This nationwide license enables us to offer microloans across China. By the end of 2024, we had issued approximately RMB4.0 billion in loans under this license. We believe this license offers significant potential to reduce funding costs, diversify our product offerings, and enhance capital management efficiency. However, the realization of these benefits is subject to various uncertainties, including regulatory risks. If our new microloan company is found to have violated any national, provincial, or local laws, regulations, or regulatory guidance, we could face warnings, correction orders, penalties, or fines. Such developments may require further modifications to our business operations and adversely impact our financial and operational performance.

If we are unable to provide a high-quality customer experience, our reputation and business may be materially and adversely affected.

The success of our business largely depends on our ability to provide a high-quality customer experience, which in turn depends on factors such as our ability to provide a reliable and easy-to-use customer interface for our users, our ability to further improve and streamline our service process and our ability to continue to make available products and services at competitively low costs or high returns for our borrowers. If borrowers are not satisfied with our services, or if our system is severely interrupted or otherwise fails to meet their demand, our reputation could be adversely affected and we could fail to maintain user loyalty.

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

Our brand and reputation are integral to our acquisition of borrowers and institutional partners. Our marketing channels include traditional marketing media, social media, word of mouth and channel partners. As part of our overall effort to reduce our expenses, we have reduced our sales and marketing expenses from RMB15.8 billion in 2022 to RMB9.9 billion in 2023 and RMB5.4 billion (US$0.7 billion) in 2024. If our current marketing efforts and channels are less effective or become inaccessible to us, or if we are unable to operate such channels as effectively with fewer resources or we cannot penetrate the market with new channels, we may not be able to promote and maintain our brands and reputation to maintain or grow the existing app user base.

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

There is no guarantee that we will be able to successfully enforce our intellectual property rights. Statutory laws and regulations are subject to judicial interpretation and enforcement. Confidentiality and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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

Potential issues in the adoption and use of artificial intelligence may result in reputational harm or liability.

We utilize certain open-source artificial intelligence, or AI, models. As with many disruptive innovations, AI presents risks and challenges that could affect its adoption, and, therefore, our business. AI algorithms may be flawed. Datasets may be insufficient or contain biased information. Inappropriate or controversial data practices by us or others, including the inappropriate collection of data and potential data misuse, could impair the acceptance of our AI-powered solutions. In addition, AI services may involve complex intellectual property issues. However, the applicable laws and regulations are still evolving and are subject to further interpretation and implementation. Therefore, AI-generated content could lead to copyright and other legal disputes for which legal liability may not be clearly prescribed by law. Such deficiencies could undermine the decisions, predictions or analysis produced by AI applications, subjecting us to legal liability and potential harm to our brand or reputation. The laws and regulations in regarding AI are evolving. Although we believe that we have taken necessary measures according to the applicable laws, we cannot guarantee that we will always meet the regulatory requirements in the future. Furthermore, because AI technology is highly complex and rapidly developing, laws and regulations regarding AI may not always address the latest issues in AI and it is not possible to predict all of the legal or regulatory risks that may arise relating to the adoption and use of AI. If we fail to meet legal and regulatory requirements, we may be subject to penalties. In addition, some AI scenarios present ethical issues. If we use or offer AI solutions that are controversial because of their impact on human rights, privacy, employment, or other social issues, we may experience reputational harm or be exposed to liability.

We may be subject to domestic and overseas anti-money laundering and anti-terrorist financing laws and regulations and any failure by us, funding partners or payment agents to comply with such laws and regulations could damage our reputation, expose us to significant penalties and decrease our income and profitability.

We are subject to anti-money laundering and anti-terrorist laws and regulations in PRC and other jurisdictions where we operate. We have implemented various policies and procedures in compliance with all applicable anti-money laundering and anti-terrorist financing laws and regulations, including internal controls and KYC procedures, for preventing money laundering and terrorist financing. In addition, we rely on our funding partners and payment agents, in particular banks and online payment companies that handle the transfer of funds from funding partners to the borrowers, to have their own appropriate anti-money laundering policies and procedures. Certain of our funding partners, including banks, are subject to domestic and overseas anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by regulators that include the People’s Bank of China and the Hong Kong Monetary Authority.

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

In 2024, we declared and distributed a special dividend totaling RMB10 billion (US$1.4 billion) to our shareholders. As of December 31, 2024, we held RMB29.9 billion (US$4.1 billion) in cash at bank.

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

We evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our mobile apps and better serve borrowers and funding partners. For example, we acquired a virtual bank in Hong Kong in April 2024 in order to further diversify our operations. Please refer to “Item 4. Information on the Company—History and Development of the Company” for details.

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

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. We cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements or we may not be able to enforce them at all.

We have granted, and may continue to grant, share options and other forms of share-based incentive plans, which may result in increased share-based compensation expenses.

We have adopted the share incentive plans for the purposes of attracting and retaining the best available personnel by linking the personal interests of our employees to our success and by providing such individuals with an incentive for outstanding performance to generate superior returns for the shareholders. As of December 31, 2025, options to purchase a total of 8,826,072 shares and performance share units to receive a total of 833,180 ordinary shares were outstanding under the share incentive plans. We recorded share-based compensation expenses of RMB46 million in 2022, reversed RMB36 million of share-based compensation expenses in 2023, and reversed share-based compensation expenses of RMB18 million (US$2 million) in 2024. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Risks Relating to the Independent Investigation, Restatement, Internal Controls and Related Matters

We completed an audit committee independent review in the first quarter of 2026, which required significant management time and attention and resulted in significant legal and other expenses.

As previously disclosed in our Form 6-K dated January 27, 2025, our Form 6-K dated April 23, 2025 and our Form 6-K dated January 27, 2026, our audit committee engaged a leading international law firm and forensic accounting experts from an international consulting firm that is not our auditor (the “Investigation Team”), to conduct an independent investigation into certain transactions (“Subject Transactions”). To ascertain whether there were additional transactions of a similar nature as the Subject Transactions, the Investigation Team, under the instruction of the Audit Committee, conducted a supplemental investigation (the “Supplemental Investigation”). Our independent auditors also conducted a re-audit of our financial results for the years ended December 31, 2022 and 2023. For more details, see “Item 4.A. History and Development of the Company—Recent Developments” and “Item 16F.”

In connection with the matters that were subject to the Independent Investigation and the Supplemental Investigation, our independent auditors found that certain line items were inaccurately recorded in the consolidated financial statements that we had previously issued. For example, the total amount of overstated total income for the year ended December 31, 2022 as previously reported on our Form 20-F filed with the SEC on April 7, 2023 was RMB493.8 million, and the total amount of understated total income for the year ended December 31, 2023 as previously filed with the SEC on April 23, 2024 was RMB33.3 million, representing approximately 0.8% and 0.1% of the total income previously reported by us for such years, respectively, and the adjustment to total expenses was approximately RMB473.5 million and RMB90.0 million for the years ended December 31, 2022 and 2023, respectively, resulting in a decrease in net profit of RMB917.0 million and RMB81.4 million for the years ended December 31, 2022 and 2023.

We incurred significant costs in connection with the Independent Investigation and the Supplemental Investigation, and our management team devoted significant time to the Independent Investigation and the Supplemental Investigation. We and our current and former directors and officers may be subject to litigation claims and to regulatory inquiries, investigations, or other proceedings arising from or relating to the Independent Investigation, the Supplemental Investigation, or the Restatement. Regardless of the outcome of such lawsuits, regulatory inquiries, investigations, or proceedings, they will likely consume a significant amount of our internal resources and result in additional costs.

We have entered into indemnification agreements with our current and former directors and officers, and our articles of association require us, to the fullest extent permitted by Cayman Islands law, to indemnify each of our directors and officers who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of our company. Although we maintain insurance coverage in amounts and with deductibles that we believe are appropriate for our operations, our insurance coverage may not cover all claims that may be brought against us or our current and former directors and officers, and insurance coverage may not continue to be available to us at a reasonable cost. As a result, we may be exposed to substantial uninsured liabilities, including pursuant to our indemnification obligations, which could materially and adversely affect our business, prospects, results of operations and financial condition.

Matters relating to or arising from the Independent Investigation, the Supplemental Investigation, and the Restatement may result in an adverse effect on our business and financial condition.

We have been and could continue to be the subject of negative publicity with respect to the Independent Investigation, the Supplemental Investigation, and the Restatement of our financial statements for the years ended December 31, 2022 and 2023. We may be adversely impacted by negative reactions from regulators, as well as our customers, partners or others with whom we do business. Concerns include the perception of the effort required to address our accounting and control environment, and the ability for us to be a long-term provider to our customers. Continued adverse publicity and potential concerns from our customers could harm our business and have an adverse effect on our financial condition. As a result of the Restatement and the Independent Investigation, we may be subject to a number of additional risks and uncertainties and unanticipated costs for accounting, legal and other fees and expenses. We may also become subject to enforcement proceedings brought by regulatory authorities, or subject to other legal proceedings, as a result of the Independent Investigation and the Restatement. Actions and proceedings could also be brought against our current and former employees, officers or directors. These actions, lawsuits or other related legal proceedings could result in reputational harm, additional defense and other costs, regardless of the outcome of the lawsuit or proceeding. If we do not prevail in any such lawsuit or proceeding, we could be subject to substantial damages or settlement costs, civil penalties and other remedial measures, including, but not limited to injunctive reliefs, civil fines and penalties. In addition, we continue to be at risk to loss of investor confidence, loss of key employees changes in management or our board of directors and other reputational issues, all of which could have a material adverse effect on our business, financial position and results of operations.

If we fail to remediate our material weakness and establish and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

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

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the years ended December 31, 2022, 2023 and 2024, identified three material weaknesses in our internal control over financial reporting as of December 31, 2024, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. The material weaknesses that were identified and that continued to exist as of December 31, 2024 are summarized as follows: (i) we did not design and maintain an effective control environment at the Company that demonstrated our commitment to maintaining integrity and our ethical values, (ii) we did not design and maintain certain effective controls over the financial reporting process, including maintaining certain accounting policies that are commensurate with IFRS Accounting Standards, and (iii) we did not design and maintain effective management review controls over the development of the underlying assumptions and the completeness and accuracy of the data used in determining certain accounting estimates. We have implemented and are continuing to implement a number of measures to address the material weaknesses and deficiencies that have been identified. For details, see “Item 15. Controls and Procedures.” However, we cannot assure you that we will be able to continuously implement these measures to effectively remediate our material weaknesses, or that we will not identify additional material weaknesses or significant deficiencies in the future.

Failure to remediate the material weaknesses or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. The Restatement of financial statements for the years ended December 31, 2022 and 2023 and any future material misstatements in our financial statements could cause our investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal controls expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list or to other regulatory investigations and civil or criminal sanctions.

We and our directors, management and employees have been and may continue to be subject to complaints, claims, controversies, regulatory actions, arbitration and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation.

We and our directors, management and employees have been and may continue to be subject to or involved in various complaints, claims, controversies, regulatory actions, arbitration, and legal proceedings. Complaints, claims, arbitration, lawsuits and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claims would develop into lawsuits or regulatory penalties and other disciplinary actions. Lawsuits, litigations, arbitration and regulatory actions may cause us to incur substantial costs or fines, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, or materially modify or suspend our business operations, any of which could materially and adversely affect our financial condition, results of operations and business prospects. A significant judgment or regulatory action against us or a material disruption in our business arising from adverse adjudications in proceedings against us, our directors, officers or employees would have a material adverse effect on our liquidity, business, financial condition, results of operations, reputation and prospects.

Defending litigation or other claims against us is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. For example, we may not have kept sufficient or complete record to defend ourselves against potential claims from borrowers or investors who used our services. Such claims may result in liability and harm our reputation. In addition, there can be no assurance that we will be successful in the claims we pursue against delinquent borrowers or other parties. Any resulting liability, losses or expenses, or changes required to our businesses to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects. There remain uncertainties in the interpretation of PRC laws in different jurisdictions, and an adverse outcome of a single claim against us in one jurisdiction regarding our business practices may result in significant negative publicity and heightened scrutiny by regulators and courts of our business and operations across the PRC, or potential penalties or other regulatory actions against us. Any of such outcomes may cause significant disruptions to our operations and materially and adversely affect our results of operations and financial condition.

Risks Related to Our Relationship with Ping An Group

Ping An Insurance has control over us and our affairs and strategy and some of their interests may not be aligned with the interests of our other shareholders.

Ping An Insurance is our controlling shareholder. Our financial results have been consolidated into the consolidated financial statements of Ping An Insurance since July 2024. As of December 31, 2025, the total of all the ordinary shares beneficially owned by Ping An Insurance, through An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited, was approximately 66.8% of our issued and outstanding ordinary shares. As a result, Ping An Insurance controls our board of directors and management. They will continue to have control over our corporate affairs, including significant corporate actions such as mergers, consolidations, election of directors and amending our constitutional documents.

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

If Ping An Insurance is required to reduce its shareholding in our company due to potential regulatory restrictions, our stock price could be materially adversely affected, and we may even face a change in control of our company.

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

Ping An Insurance is our controlling shareholder. As of December 31, 2025, the total of all the ordinary shares beneficially owned by Ping An Insurance, through An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited, was approximately 66.8% of our issued and outstanding ordinary shares.

As the measures are relatively new, there are still uncertainties regarding its interpretation and implementation. If the government authorities determine that we are a non-financial enterprise, Ping An Insurance may be required to reduce its shareholding in our company to comply with the 25% limit. Such a forced reduction could create significant downward pressure on our stock price if shares are sold in the open market, potentially leading to market disruptions. Alternatively, if Ping An Insurance divests its shares to a single investor, it could potentially result in a change in control of our company, which might create uncertainty about our strategic direction and governance. Any such change in control could disrupt our business operations and adversely affect our stock price, market confidence, and ability to raise funds.

We have extensive cooperation with Ping An Group in our business operations. Any changes to this cooperation or a lack of continued support from Ping An Group could adversely affect our business, financial performance, and results of operations.

Ping An Group is not only our controlling shareholder but also a key business partner. Our partnership with Ping An Group and its related parties has been a major contributor to our growth. In 2022, 2023, and 2024, we provided a number of services to Ping An Group, including loan account management, wealth management product enablement, and other services. During the same periods, Ping An Group also provided us with services such as accounting processing, data communication, transaction settlement, custodian, office premise rental services, technology support, HR support, and other operational services.

There is no assurance that Ping An Group will maintain its business cooperation with us. If our relationship with Ping An Group or its related parties deteriorates, resulting in a loss of access to their services or an inability to continue providing our services to them, certain of our business lines may be significantly disrupted. Such disruptions could have a material adverse impact on our business and results of operations. Additionally, if entities within Ping An Group or its related parties, acting as our business partners and suppliers, modify their fee structures or change their cooperation models with us, our business, financial condition, and results of operations may be adversely affected, potentially to a material extent.

Ping An Insurance has the power to control the outcome of any potential shareholder actions in our company.

As of December 31, 2025, Ping An Insurance held approximately 66.8% of our total issued and outstanding ordinary shares. Ping An Insurance’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and the NYSE listing rules, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

Ping An Insurance’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that could have been beneficial to you. For example, Ping An Insurance’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, Ping An Insurance is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

We are a “controlled company” within the meaning of the New York Stock Exchange listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the New York Stock Exchange listing rules because Ping An Insurance owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

We have been further advised by our PRC counsel, Haiwen & Partners, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC regulatory authorities may take a view contrary to or otherwise different from the opinion of our PRC counsel stated above. It is also uncertain whether any new PRC laws, regulations or interpretations relating to consolidated affiliated entity structure will be adopted, or if adopted, what they would provide. On February 17, 2023, the CSRC released a set of regulations consisting of six documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively, the Filing Measures, effective March 31, 2023. On the same day, at the press conference held for the Filing Measures on February 17, 2023, the officials from the CSRC confirmed that if a company with a contractual arrangement structure is in compliance with applicable PRC laws, regulations and regulatory requirements, the CSRC may permit its filing application after soliciting opinions from relevant authorities. However, given that there is no further explanation on such compliance requirements, there remain substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing and there can be no assurance that we will be able to satisfy the compliance requirements. Failure to satisfy such requirements could have a material adverse effect on us or our contractual arrangements. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offering, listing or any other capital raising activities, which are subject to the filings under the Filing Measures, due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings. If we or the consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the PRC regulatory authorities, including the Ministry of Commerce and the Ministry of Industry and Information Technology, may have broad discretion to take action in dealing with such violations or failures, including:

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

If the operation of our businesses conducted through the consolidated affiliated entities is subject to any restrictions pursuant to the Special Administrative Measures for Foreign Investment Access (Negative List 2024) jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission, or any successor regulations, and the contractual arrangements are not treated as domestic investment, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the consolidated affiliated entities. As a result, we would no longer consolidate the financial results of the consolidated affiliated entities into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.

On March 15, 2019, the National People’s Congress of the PRC promulgated the Foreign Investment Law, which took effect on January 1, 2020. The Implementation Regulations for the Foreign Investment Law was promulgated by the State Council on December 26, 2019, became effective on January 1, 2020. The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those we rely on as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard contractual arrangements as a form of foreign investment. If this happens, it is uncertain whether our contractual arrangements with the consolidated affiliated entities, their respective subsidiaries and shareholders would be recognized as foreign investment, or whether our contractual arrangements would be deemed to be in violation of the foreign investment access requirements. Our holding company in the Cayman Islands, the consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, the business, financial condition, and results of operations of the consolidated affiliated entities and our company as a group. Depending on future developments under the new Foreign Investment Law, we could be required to unwind the contractual arrangements and/or dispose of the consolidated affiliated entities, which would have a material and adverse effect on our business, financial conditions and result of operations.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned or controlled by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

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

The Chinese government has provided various tax incentives to our PRC subsidiary, primarily in the form of reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. In addition, certain of our PRC subsidiaries enjoy local government subsidies. Any increase in the enterprise income tax rate applicable to our PRC subsidiary in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by or potentially available to our PRC subsidiary in China, could adversely affect our business, financial condition and results of operations.

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

The PRC government may continue to strengthen its regulation of cross-border capital flows. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

In addition to market and industry factors, the price and trading volume for our ordinary shares or ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our income, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, including our accounting practices, our services or our industry;

•	additions or departures of key personnel;

•	expiration or release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	trends in the global economy in general and China’s economy in particular;

•	rising international geopolitical tensions;

•	any suspension in the trading of our securities on the Hong Kong Stock Exchange; and

•	potential litigation or regulatory investigations.

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

Although our board of directors has approved a revised semi-annual cash dividend policy, we may not pay dividends in the foreseeable future.

On March 9, 2023, our board of directors approved a revised semi-annual cash dividend policy. The policy stated that, starting from 2023, we would declare and distribute a recurring cash dividend semi-annually, with the aggregate amount of the semi-annual dividend distributions for each year equivalent to approximately 20% to 40% of our net profit for such fiscal year, or as otherwise authorized by the board of directors. However, the determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will depend on our operations and earnings, cash flow, financial condition, and other factors, and is subject to adjustment and determination by the board of directors.

Our board of directors decided not to declare dividends for the six-month periods ended June 30, 2024, and December 31, 2024, as we experienced net losses during these periods. The board may also decide not to pay dividends in the future.

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

We believe we were a passive foreign investment company for U.S. federal income tax purposes for our taxable year ended December 31, 2024, which could subject U.S. Holders of our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

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

Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash and investments), we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, and we will likely be a PFIC for future taxable years unless the market price of our ADSs significantly increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

On March 21, 2024, our board of directors resolved to recommend a special dividend of US$1.21 per ordinary share or US$2.42 per ADS, with an option for holders to elect payment either wholly in cash or wholly in the form of new shares or ADSs. Shareholders approved this special dividend on May 30, 2024. Following shareholder elections, we paid approximately US$720 million in cash and issued 586,176,887 new ordinary shares, of which 67,027,960 were represented by ADSs. Two of our shareholders that are wholly owned subsidiaries of Ping An Insurance, namely An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited, received 305,989,352 and 203,890,905 new ordinary shares, respectively, in the dividend. As a result, Ping An Insurance’s total holdings increased from 41.4% to 56.8% of our enlarged issued share capital, triggering a mandatory general offer under Rule 26 of the Hong Kong Code on Takeovers and Mergers. On September 27, 2024, Ping An Insurance, through An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited, offered to acquire all remaining outstanding ordinary shares and ADSs owned by other shareholders of us at a price of US$1.127 per ordinary share and US$2.254 per ADS, net in cash, excluding interest and subject to tax withholding. The offer period started from September 27, 2024 and ended on October 28, 2024. By the offer’s close, valid acceptances were received for 57,828 ADSs, representing 115,656 ordinary shares (approximately 0.01% of the total issued ordinary shares as of October 28, 2024).

Following the allotment and issuance of new ordinary shares in the special dividend, we became a non-wholly-owned subsidiary of Ping An Insurance. Since July 2024, our financial results have been consolidated into the consolidated financial statements of Ping An Group.

On April 2, 2024, we acquired a 100% equity interest in Ping An OneConnect Bank (Hong Kong) Limited from OneConnect Financial Technology Co., Ltd. for HK$933 million (US$131 million) in cash. We refer to OneConnect Financial Technology Co., Ltd. as OneConnect and Ping An OneConnect Bank (Hong Kong) Limited as PAObank in this annual report. PAObank operates a virtual bank business in Hong Kong under a license granted by the Hong Kong Monetary Authority.

We conduct our retail credit and enablement business primarily through Ping An Puhui Enterprises Management Co., Ltd. and its subsidiaries, as well as Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd. These entities are collectively known as Ping An Rongyi. Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd. holds licenses for providing financing guarantee services. We conduct our consumer finance business through Ping An Consumer Finance Co., Ltd., which is licensed to provide consumer finance services. We do not conduct our retail credit and enablement business or our consumer finance business through the consolidated affiliated entities.

In order to comply with PRC laws and regulations, we historically carried out our online wealth management business primarily through the consolidated affiliated entities. We used two wholly foreign-owned entities in China, namely Weikun (Shanghai) Technology Service Co., Ltd, or Weikun (Shanghai) Technology, and Lufax Holding (Shenzhen) Technology Service Co., Ltd., or Lufax (Shenzhen) Technology, to direct the activities of the consolidated affiliated entities and their subsidiaries. Weikun (Shanghai) Technology has a series of contractual arrangements with Shanghai Xiongguo and its shareholders, and a series of contractual arrangements with Shanghai Lufax and its shareholders. Lufax (Shenzhen) Technology has a series of contractual arrangements with Shenzhen Lufax Enterprise Management and its shareholders. See “—Contractual Arrangements with the Principal Consolidated Affiliated Entities” below. Revenues contributed by the consolidated affiliated entities and their subsidiaries accounted for 3.0%, 0.8% and 1.8% of our total revenues for 2022, 2023 and 2024, respectively. As of the date of this annual report, we have begun the winding down of our online wealth management business.

Our principal executive offices are located at 18th Floor, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China. Our telephone number at this address is +86 21-3863-6278.

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

Recent Developments

Change in Auditors

On June 25, 2025, our shareholders approved the removal of PricewaterhouseCoopers, or PwC, and PricewaterhouseCoopers Zhong Tian LLP, or PwC ZT, as our auditors, and the appointment of Ernst & Young and Ernst & Young Hua Ming LLP as our new auditors. The circumstances leading to the decision of our board of directors to propose the removal of PwC and PwC ZT as our auditors were previously publicly disclosed in a Form 6-K furnished to the SEC on January 27, 2025, which Form 6-K is incorporated herein by reference. For more information, please see Item 16F of this annual report.

Independent Investigation

As disclosed in our Form 6-K dated January 27, 2025 and detailed in Item 16F of this annual report, our audit committee received letters from PwC and PwC ZT on January 21, 2025 (collectively, the “PwC Letters”), which raised concerns, in the view of PwC and PwC ZT, about certain possible related party transactions (the “Subject Transactions”). PwC ZT further stated that its 2022 and 2023 audit opinions on our annual financial statements should no longer be relied upon.

To address the above concerns, our audit committee engaged a leading international law firm and forensic accounting experts from an international consulting firm that is not our auditor (the “Investigation Team”) to conduct an independent investigation (the “Independent Investigation”) into the Subject Transactions, covering the period from January 1, 2022 to December 31, 2024.

On April 23, 2025, we disclosed the findings as of that date to the public in a Form 6-K furnished to the SEC, which Form 6-K is incorporated herein by reference. As of the date of this annual report, the Company’s response to certain inquiries and comments received from the Hong Kong Stock Exchange continues.

In summary, the findings of the Independent Investigation were as follows. From May 2023 to January 2024, we, through a subsidiary of ours, invested as the sole investor in certain trusts, or the Subject Trusts, established and maintained by an unrelated trust company. At our direction, these trusts purchased certain assets (the “Target Assets”) from certain entities affiliated with us (each an “Affiliated Entity”).

The Investigation Team found that, contrary to the allegations made in the PwC Letters, the aforementioned transactions were not used “to compensate the Company’s affiliated entities for losses incurred by those or other affiliated entities in prior transactions with the Company.” Instead, we entered into these transactions to buy back via these trusts the underlying assets of the Investment Products (the “Relevant Assets,” being part of the Target Assets) with the view to compensating certain retail investors for investment losses incurred in connection with certain private investment fund products (the “Investment Products”). We did so because one of our subsidiaries was involved in selling the Investment Products to retail investors and faced demands by these retail investors to mitigate their investment losses when the Investment Products resulted in monetary losses. In addition, we also used our investments in the Subject Trusts to purchase some other assets (being the remainder of the Target Assets) from another Affiliated Entity. In effectuating the foregoing, from July 2023 to September 2024, we sold and transferred certain high yield assets to a third-party bank, which, upon receipt of the transfer, immediately transferred back such assets to the Subject Trusts, to mitigate moral hazard risks and the potential impairment on the book value of the Target Assets.

Another Subject Transaction raised in the PwC Letters concerned our investments into another trust company since July 2020 that were unrelated and prior to any of the above transactions. The trusts into which we invested were discretionary trusts (the “Discretionary Trusts”) managed by an independent third party and, contrary to the allegations made in the PwC Letters, were not used “to compensate the Company’s affiliated entities for losses incurred by those or other affiliated entities in prior transactions with the Company.”

Pursuant to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, or the Hong Kong Listing Rules, the Affiliated Entities are connected persons of the Company, and the above transactions relating to the Subject Trusts (“Connected Transactions”), which involved purchasing of Target Assets from Affiliated Entities, constitute connected transactions of the Company subject to the announcement, reporting and approval of independent shareholders requirements under Chapter 14A of the Hong Kong Listing Rules. However, we recorded the Subject Trusts as discretionary trusts and did not follow the required procedures pursuant to the Hong Kong Listing Rules. In addition, the book value of the Subject Trusts did not reflect the fair value of the Target Assets in our accounts which would impact our profit and net equity.

The former co-chief executive officer who left office in November 2024 was in charge of the relevant department where the Connected Transactions occurred, and the former chief financial officer, who reported to the former co-chief executive officer, was then in charge of our financial department and left office in April 2024.

Supplemental Investigation

As disclosed in our Form 6-K dated January 27, 2026, which is incorporated herein by reference, the Company was responding to certain inquiries by the Hong Kong Stock Exchange into the Subject Transactions, with the view of assessing their impact on the Company’s business operations and financial position and satisfying the requirements set forth in the Hong Kong Stock Exchange’s resumption guidance.

To ascertain whether there were additional transactions of a similar nature as the Subject Transactions, the Investigation Team, under the instruction of the Audit Committee, conducted a supplemental investigation (the “Supplemental Investigation”). The Supplemental Investigation found that, between June 2017 and January 2023, the Company extended various loans to a third party called Shenzhen DeCheng Investment and Development Co., Ltd. (“DeCheng Investment”), totaling RMB3.84 billion (the “Loan Transactions”). As of the end of 2024, the outstanding loan principal was approximately RMB1.5 billion, and the total outstanding principal plus interest was approximately RMB1.69 billion. From 2022 to January 2023, DeCheng Investment used a portion of the loan proceeds from the Company to acquire the underlying assets of certain risk assets or non-performing asset portfolios related to the investment products issued by the Company’s related parties (the “Compensatory Transactions”). These distressed underlying assets, after their acquisition by DeCheng Investment, came under the Company’s de facto control.

The Company entered into the above arrangement with DeCheng Investment because the risk assets and the non-performing asset portfolios were sold and promoted through the Company’s online platform. When these financial products suffered investment losses or faced risk of delinquency, to mitigate potential reputational risks and to manage the Company’s potential exposure, the Company entered into the above transactions with the view of compensating these retail investors, in whole or in part.

The Supplemental Investigation found that the accounting treatment of the aforementioned Loan Transactions that were used for Compensatory Transactions failed to reflect the economic substance of the above Loan Transactions, which is that DeCheng Investment, on behalf of the Company, assumed the underlying risk assets or non-performing asset portfolios and paid consideration to compensate retail investors.

The Supplemental Investigation also found that three entities, including two held by DeCheng Investment, were controlled by the Company, but whose financials were not consolidated by the Company in the Company’s financial statements.

The Supplemental Investigation found that the Company’s former co-chief executive officer and former chief financial officer, who left office in late- and early-2024, respectively, were primarily responsible for designing and implementing the Compensatory Transactions. With respect to the responsible personnel, including those who played supporting roles in the Subject Transactions and/or the Compensatory Transactions, and who knew or should have known of their improper accounting treatment and related compliance issues, the Company is considering appropriate personnel actions and, where appropriate, will make a further announcement about them in compliance with applicable law.

In addition, as disclosed in the Company’s prior announcements, the Company has engaged the Independent Internal Controls Consultant to review its internal controls policies and procedures. For more details about the Internal Controls Review, please refer to the next section.

Remedial Actions and Improvement of Internal Controls

We have taken remedial actions to address the findings of the Independent Investigation and the Supplemental Investigation. We paid a total of RMB1.37 billion (the “Paid Amount”) through Subject Trusts to buy back the Relevant Assets to mitigate retail investors’ investment losses from their purchase of the Investment Products. We engaged in discussions with relevant Affiliated Entity (the “Affiliate”) which was also involved in the selling of the Investment Products, to allocate their respective responsibility for the losses on a fair and reasonable basis. On April 23, 2025, with the approval of the board of directors, an agreement was entered into with the Affiliate, whereby the Affiliate agreed to bear 70% and us to bear the remaining 30% of the retail investors’ relevant investment losses (the “Agreed Percentage”), and the Affiliate further agreed to repay us the difference between the fair value of the Relevant Assets and the Paid Amount based on the Agreed Percentage.

In addition, our board of directors, upon recommendation of our audit committee, has also resolved to take the following initiatives to further optimize our corporate governance structure. On April 23, 2025, our board of directors acted on the recommendation of our audit committee to appoint Mr. Dicky Peter Yip as an independent non-executive director and as the chairman of the board of directors, with immediate effect. Mr. Yong Suk Cho ceased to serve as the chairman of the board of directors, but continues to serve as our chief executive officer and executive director. This change, which separated the role of the chief executive officer from that of the chairman of the board of directors, was made to meet the requirements of the Hong Kong Listing Rules and strengthen the independence of our board of directors. On the same day, Mr. Alston Peiqing Zhu tendered his resignation as our chief financial officer, executive director and authorized representative under Rule 3.05 of the Hong Kong Listing Rules, and Mr. Hui Liu tendered his resignation as our non-executive director, both effective April 23, 2025. Mr. Tongzhuan Xi was appointed as our chief financial officer, executive director and authorized representative under Rule 3.05 of the Hong Kong Listing Rules, effective on the same date. An extraordinary special committee under the board of directors was also formed to oversee the improvement of our internal control system, and an extraordinary executive committee at the management level was also set up to support the special committee under the board of directors.

We appointed Deloitte Consulting (Shanghai) Co., Ltd. as our independent internal control consultant (the “Independent Internal Controls Consultant”) to conduct a review of our internal control policies and procedures and provide corresponding rectification recommendations to improve our internal control system of our company. The scope of the internal control review covers entity-level internal controls (control environment, risk assessment, control activities, information and communication, monitoring), business process-level internal controls (wealth management business processes), and management process-level internal controls (financial reporting and information disclosure, management processes for related parties and related party transactions, cash and treasury management processes, investment and valuation processes), involving relevant businesses occurring during the period from January 1, 2022 to December 31, 2025. Among these, business and management functions directly related to the transactions under independent investigation were designated as key areas for review, primarily including the corporate level, wealth management business, management of related parties and related party transactions, financial reporting and information disclosure, cash and treasury management, investment and valuation, and consolidation and subsidiary management. As of the date of this annual report, the Independent Internal Control Consultant has provided improvement recommendations regarding internal control deficiencies identified during the internal control review. The Company has been responding and implementing corresponding remedial measures based on the recommendations of the Independent Internal Control Consultant. The Independent Internal Control Consultant is concurrently conducting follow-up review to assess the implementation of the remedial measures.

Please refer to “Item 15. Controls and Procedures—Management’s Plan for Remediation of Material Weaknesses” for more details on the remedial actions taken by our company.

B. Business Overview

We are a leading financial services enabler for SBOs in China. We are committed to providing SBOs with comprehensive, convenient financial products and services as well as enabling financial institution partners to reach and serve SBOs efficiently. In addition, we provide consumer finance products and services for retail consumers. We enabled loans for 4.8 million active borrowers in 2022, 3.9 million active borrowers in 2023 and 5.0 million active borrowers in 2024. The total outstanding balance of loans we enabled was RMB576.5 billion, RMB315.4 billion and RMB216.9 billion (US$29.7 billion) as of December 31, 2022, 2023 and 2024, respectively.

We enable loans primarily under two distinct business models. Approximately 94.9%, 88.2% and 76.9% of the total outstanding balance of loans we had enabled as of December 31, 2022, 2023 and 2024, respectively, are loans we enabled under our core retail credit and enablement business model. These are large-ticket loans, having an average ticket size of RMB240,179, RMB278,067 and RMB219,291 for general unsecured loans enabled in 2022, 2023 and 2024, respectively, and RMB438,763, RMB551,253 and RMB586,807 for secured loans enabled in 2022, 2023 and 2024, respectively. The remaining 5.1%, 11.8% and 23.1%, respectively, consist of loans we had enabled through our licensed consumer finance subsidiary. These are small-ticket loans, having an average drawdown of RMB5,979, RMB6,805 and RMB6,728 in 2022, 2023 and 2024, respectively. The enablement of loans accounted for nearly all of our total income in 2022, 2023 and 2024.

Starting in 2024, we introduced a strategy to support the growth of our core retail credit and enablement business and consumer finance business that centers on our key licenses: our financing guarantee business license, consumer finance business license and microloan business license in the PRC, as well as the virtual bank business license for PAObank in Hong Kong. These licenses enable us to provide diverse financial services, ensuring regulatory compliance while driving business growth and expansion.

Our Business Models

Core Retail Credit and Enablement Business Model

We enable both borrowers and institutional partners through our core retail credit and enablement business model.

Our core retail credit and enablement business model comprises both general unsecured loans and secured loans. This was previously enabled under the Puhui brand. It was rebranded as Ping An Danbao in 2024, and then further rebranded as Ping An Rongyi in April 2025. We rebranded this business to Ping An Rongyi, which embodies the core value proposition of “making financing easier through professionalism,” to better reflect the brand’s core values and highlight our commitment to providing convenient financing services to small and micro business owners, individual entrepreneurs, and individuals through financial technology and an offline service network.

Our borrowers include small business owners who need larger loans on short notice to address imminent operational needs. We leverage our large nationwide direct sales team to serve millions of otherwise hard to reach potential borrowers in this critical but undercapitalized sector of the Chinese economy. To a lesser extent we also serve salaried workers dealing with major life expenses under this business model. We apply advanced risk analytics leveraging our 19 years of proprietary data to assess the creditworthiness of potential borrowers and co-design loan product terms with our funding partners to serve their needs. We enable our institutional partners by referring borrowers who fit their target profiles and sharing our risk analytics so that each of our funding partners is taking on the degree of risk that is compatible with its own business model. We also provide post-loan and collection services to our institutional partners to further manage their credit risk.

We only enable loans to individuals and not to entities, but our risk analytics incorporate data on both personal and business assets of potential borrowers. For loans funded by third parties requiring credit enhancement, we used to guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. We have been gradually reducing our reliance on third-party credit enhancement providers over time. In the fourth quarter of 2023, we successfully completed the transformation of our core retail credit and enablement business such that our licensed financing guarantee subsidiary now provides a guarantee for each new loan transaction (excluding certain consumer finance loan products) without the involvement of third-party credit enhancement. As a result, our risk bearing by new loan sales for the year ended December 31, 2024 (excluding consumer finance loans) increased to 99.7%, as compared to 49.8% for the year ended December 31, 2023. The percentage of outstanding loans with credit risk exposure for our company has increased from 23.5% as of December 31, 2022, to 39.8% as of December 31, 2023, and further to 74.5% as of December 31, 2024.

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

The total outstanding balance of loans enabled under our core retail credit and enablement business model was RMB546.9 billion as of December 31, 2022, RMB278.3 billion as of December 21, 2023, and RMB166.8 billion (US$22.9 billion) as of December 31, 2024.

Consumer Finance Business Model

We also provide consumer finance loans through our licensed consumer finance subsidiary, Ping An Consumer Finance Co., Ltd. As a licensed entity in a highly regulated sector, it operates independently from Ping An Rongyi and follows its own distinct business model. Our consumer finance subsidiary is focused on regulatory compliance and consumer protection, including maintaining adequate capital reserves, managing risks, and maintain stable relationships with regulators.

This subsidiary targets consumers in China who require small-ticket loans, typically for short-term cash flow needs or discretionary consumer goods purchases. The market for consumer finance loans is complementary to the market for the large-ticket, long-tenor loans facilitated by Ping An Rongyi, with minimal overlap between the borrower bases. We aim to attract consumer finance customers from both internal and external ecosystems. Internally, our consumer finance business taps into resources from Ping An Group and Lufax. Externally, it collaborates with major internet platforms, including Ant Group, Meituan, ByteDance and Duxiaoman. This approach is intended to support customer acquisition, risk control, and product development.

We deploy strategies focused on both re-engaging existing customers and expanding into new segments. Data-driven methods are used to increase customer lifetime value and conversion rates, particularly in the inclusive finance sector. Compliance and risk management are prioritized through the establishment of internal controls, legal compliance training, and a risk management matrix to ensure financial safety and regulatory compliance.

Our consumer finance subsidiary bears some of the credit risk on the loans it provides. We recognize the income from the consumer finance loans as net interest income. Borrower acquisition costs are deducted from net interest rather than being recognized separately. The total outstanding balance of loans enabled by our licensed consumer finance subsidiary was RMB29.7 billion as of December 31, 2022, RMB37.1 billion as of December 21, 2023, and RMB50.1 billion (US$6.9 billion) as of December 31, 2024.

How We Enable Small Business Owners and Retail Borrowers

We enable SBO and retail borrowers by connecting them with institutional partners and making the borrowing process faster, simpler and more intuitive to effectively address their financing needs.

Our Borrowers

Under our Ping An Rongyi brand, we target small business owners who have residential property, automobiles, financial assets and some access to commercial bank credit. Small business owners often need larger ticket size loans on short notice for imminent commercial operating needs of their business and yet are underserved by traditional financial institutions. We also enable loans to salaried workers who need large ticket size consumption loans for purposes such as education, home decoration, and purchase of consumer durables.

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

As of December 31, 2024, we had over 7.0 million cumulative SBO borrowers under our Ping An Rongyi brand. Small business owners accounted for approximately 86%, 90% and 84% of all new loans we enabled under our Ping An Rongyi brand in 2022, 2023 and 2024, respectively, and 82%, 86% and 85% of the balance of such loans as of December 31, 2022, 2023 and 2024, respectively.

For unsecured loans, we have been concentrating our efforts on borrowers at the higher end of our internal ranking of creditworthiness. In 2024 of the borrowers of loans under our Ping An Rongyi brand, 84.6% had credit cards, 29.2% owned residential property, 27.4% had life insurance policies, and 41.4% had no unsecured loans outstanding from banks.

We also make loans through our consumer finance subsidiary. Borrowers of consumer finance loans are typically looking to meet personal short-term cash flow needs of individual borrowers. Borrowers of consumer finance loans typically seek financial assistance to address immediate cash flow needs, such as managing unexpected personal expenses or making discretionary purchases of consumer goods, including electronics, home appliances or travel-related services.

Our consumer finance subsidiary focuses on addressing the small-scale, decentralized consumer credit needs of various segments of society. It primarily serves emerging customer groups, such as younger consumers, individuals in third-tier and smaller cities, and people who have recently relocated to urban areas. These borrowers often face challenges in accessing credit from traditional banks due to limited credit histories or lower credit scores. As such, our consumer finance subsidiary focuses on providing unsecured loans tailored to their specific financial needs, offering more accessible and inclusive credit options.

As of December 31, 2024, nearly 70% of the borrowers for our consumer finance loans were individuals aged between 25 and 45. As of December 31, 2022, 2023, and 2024, our consumer finance subsidiary served approximately 1.3 million, 1.8 million, and 4.1 million active borrowers, respectively.

Sourcing Borrowers

We had a cumulative total of 25.9 million borrowers as of December 31, 2024. The number of active borrowers for whom we enabled loans was 4.8 million in 2022, 3.9 million in 2023 and 5.0 million in 2024. We source borrowers through a variety of channels.

Retail Credit and Enablement

We source borrowers under our Ping An Rongyi brand primarily through offline channels, because we primarily focus on loans with larger ticket sizes that often require additional consultation services to be provided to the borrowers during the origination process. The origination of these loans incurs higher costs as compared to the origination of smaller ticket size consumer loans but it also generates more value under typical circumstances. However, in 2024, the profitability of the direct sales channel is at its lowest, and it is operating at a loss.

The following table shows the volume of new general unsecured and secured loans we enabled under our Ping An Rongyi brand by origination channel for the years indicated.

	For the Year Ended December 31,
	2022		2023		2024
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Volume of New Loans
Direct sales	247.1	56.6	85.6	62.6	86.7	73.7
Channel partners	125.9	28.8	31.8	23.2	19.7	16.8
Online and telemarketing	63.9	14.6	19.5	14.2	11.2	9.5

Total	436.8	100.0	136.8	100.0	117.6	100.0

Direct sales

We had a direct sales network of over 22,000 full-time employees as of December 31, 2024, of whom over 96% have a junior college education or above. Together they covered approximately 146 cities across China. Our direct sales force proactively seeks out potential borrowers using their own knowledge and contacts with the help of a specialized mobile app designed to optimize their time and efforts. This system tracks and shows location and travel data for all of our sales employees in real time. Our system can further overlay an AI heat map showing our borrowers and their borrowing characteristics, which allows us to identify regions with higher sales potential.

In supervising and evaluating the performance of our direct sales network, we give close attention to the creditworthiness of the borrowers they bring in. The volume of new loans sourced per employee per month by our direct sales team was RMB363 thousand in 2022, RMB240 thousand in 2023 and RMB341 thousand (US$46.7 thousand) in 2024.

Our direct sales channel was responsible for sourcing RMB247.1 billion, or 56.6%, of our total volume of new loans in 2022, RMB85.6 billion, or 62.6%, of our total volume of new loans in 2023, and RMB86.7 billion (US$11.9 billion), or 73.7%, of our total volume of new loans in 2024. The increase of 11.1 percentage points in 2024 was primarily due to a strategic decision to source more loans through our direct sales channel.

Channel partners

We complement our direct sales force with a large and robust set of channel partners. Our channel partners introduce borrowers and are paid referral fees for each loan originated. The vast majority of our channel partners are individual partners associated with Ping An Insurance. Although substantially all of these individuals are associated with Ping An Group entities as sales representatives, the corresponding Ping An Group entities are not involved in the referrals. Individual referrals are rewarded on the basis of a referral program where individuals sign up with our group and receive fees on successfully referred borrowers. Historically, we also cooperated with corporate channel partners, though we have largely phased out our corporate referrals channels.

Online and telemarketing

As of December 31, 2024, we employed over 1,500 employees to engage in targeted online and telemarketing campaigns to reach customers based on their potential need for loans, which we have identified from online behavioral data and other big data techniques. Our online and telemarketing channel primarily enables general unsecured loans, and it focuses on helping high-quality borrowers borrow new loans.

We have leveraged the application of advanced AI technology to maintain the productivity of our online and telemarketing channel. The volume of new loans sourced per employee per month by our online and telemarketing channel was RMB1,265 thousand in 2022, RMB782 thousand in 2023, and RMB627 thousand (US$86.7 thousand) in 2024.

Our online and telemarketing channel was responsible for sourcing RMB63.9 billion, or 14.6%, of the new loans we enabled in 2022, and RMB19.5 billion, or 14.2%, of the new loans we enabled in 2023, and RMB11.2 billion (US$1.5 billion), or 9.5%, of the new loans we enabled in 2024.

Consumer Finance

Our consumer finance subsidiary acquires borrowers through both online and offline channels. As a result of these efforts, the number of borrowers with outstanding consumer finance loans has increased over time. The number grew from 1.3 million as of December 31, 2022 to 1.8 million as of December 31, 2023 and further to 4.1 million as of December 31, 2024.

Online channels

We utilize our consumer finance app and third-party traffic platforms to attract potential borrowers and provide them with a seamless digital experience for consumer finance loan applications. Our consumer finance app draws borrowers through its organic traffic bolstered by the reputation of Ping An Group. These third-party traffic platforms include Ant Group, Meituan, Bytedance, Du Xiaoman and others.

Offline channels

We also rely on a direct sales network, which allows us to engage borrowers directly and personally. This approach is particularly effective for reaching borrowers who prefer in-person interactions or may be less familiar with digital platforms. As of December 31, 2024, our direct sales network consisted of over 22 thousand full-time employees, covering approximately 146 cities across China.

Loan Products

The typical borrower of a secured loan is a small business owner who uses the loan proceeds for business operations. Borrowers of general unsecured loans include both small business owners and salaried workers who use the loan proceeds for business operations or personal consumption. We base our credit assessment on individual data for salaried workers and a combination of individual and business data for small business owners, plus the characteristics of the collateral for borrowers of secured loans, who are almost all small business owners. We only accept residential property and automobiles as collateral. We also make consumer finance loans to retail borrowers through our licensed consumer finance subsidiary. It primarily serves emerging customer groups, such as younger consumers, individuals in third-tier and smaller cities, and people who have recently relocated to urban areas. The following chart summarizes some of the characteristics of these various borrowers and their loans in 2024:

	Core Retail Credit and Enablement		Consumer Finance Business
	General Unsecured Loans	Secured Loans	Consumer Finance Loans
Credit Risk Assessment	• Individual, business	• Individual, business, collateral	• Individual

Average Ticket Size	• RMB219,291 (US$30,042)	• RMB586,807 (US$89,365)	• RMB6,728 (US$876)(1)

Average Contractual Tenor	• 35.4 months	• 35.8 months	• N/A(2)

Average APR	• 21.3%	• 16.2%	• 17.6%

Repayment Schedule	• Fixed installments or balloon payments	• Fixed installments or balloon payment	• Fixed installments

Note:

(1)	This represents the average single drawdown amount for consumer finance loans.
(2)	Due to the wide variety of products offered by our consumer finance business, each with significant differences in tenor, this indicator lacks meaningfulness and thus is not applicable.

The following table shows the outstanding balance of loans under Ping An Rongyi and our consumer finance subsidiary by product as of the dates indicated.

	As of December 31,
	2022		2023		2024
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Outstanding Balance
General unsecured loans	423.8	73.5	207.9	65.9	124.8	57.6
Secured loans	123.1	21.4	70.4	22.3	42.0	19.4
Consumer finance loans	29.7	5.1	37.1	11.8	50.1	23.1

Total	576.5	100.0	315.4	100.0	216.9	100.0

The following table shows the volume of new loans by product during the years indicated.

	For the Year Ended December 31,
	2022		2023		2024
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Volume of New Loans
General unsecured loans	318.6	64.3	91.0	43.7	86.1	40.4
Secured loans	118.2	23.9	45.9	22.0	31.4	14.7
Consumer finance loans	58.6	11.8	71.2	34.2	95.5	44.8

Total	495.4	100.0	208.0	100.0	213.1	100.0

Loans are available on flexible terms. The loan products we enable under our Ping An Rongyi brand permit large ticket sizes, long tenors and early repayment options, which are important features for small business owners.

The maximum permitted ticket size in 2024 was RMB10 million for secured loans, RMB2 million for general unsecured loans, and RMB200,000 for consumer finance loans. The following table shows the average ticket size for loans we enabled in Renminbi for both general unsecured loans and secured loans and the average drawdown in RMB for consumer finance loans. The increase in the average drawdown for consumer finance loans is generally due to giving larger drawdowns to high-quality customers.

	For the Year Ended December 31,
	2022	2023	2024
	(RMB)
Average Ticket Size
General unsecured loans	240,179	278,067	219,291
Secured loans	438,675	551,253	586,807
Consumer finance loans	5,979	6,805	6,728

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

	For the Year Ended December 31,
	2022	2023	2024
	(months)
Average Contractual Tenor
General unsecured loans	38.0	35.7	35.4
Secured loans	38.8	36.5	35.8

Due to early repayment options, the effective tenor will be shorter than the average contractual tenor. The table below sets forth the estimated effective tenor of loans that we do not consolidate on our balance sheet, after considering assumptions of early repayment, as of December 31, 2022, 2023 and 2024.

	As of December 31,
	2022	2023	2024
	(months)
Estimated Effective Tenor for Off-Balance Sheet Loans
General unsecured loans	19.75	20.46	21.70
Secured loans	14.62	15.50	15.41

Our consumer finance revolver loans typically have a contractual tenor of 12 months, while our consumer finance installment loans have a maximum contractual tenor of 36 months. The following table shows the average contractual tenor for consumer finance loans in months, for both consumer finance revolver loans and consumer finance installment loans. Due to early repayment options, the effective tenor will be shorter than the average contractual tenor.

	For the Year Ended December 31,
	2022	2023	2024
	(months)
Average Contractual Tenor
Consumer finance revolver loans	10.29	13.12	15.89
Consumer finance installment loans	35.15	34.97	34.90

We enable loans with fixed installment and balloon payment repayment schedules. As of December 31, 2024, approximately 89.2% of the loans we enabled under our Ping An Rongyi brand had fixed installment repayment schedules and the other 10.8% had balloon payment schedules. Fixed installment loans include loans where the sum of the principal repayment and interest payment is fixed and service, insurance and guarantee fees gradually decrease as the outstanding balance decreases. We do not offer an interest-free period in any of the loans we enable under our Ping An Rongyi brand.

In 2024, our average APR for new loans was 21.3% for general unsecured loans, 16.2% for secured loans and 17.6% for consumer finance loans. APR represents the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12. The all-in borrowing cost comprises the actual amount of (i) interest, (ii) service fees and (iii) insurance premiums or guarantee fees. The following table shows our average APR for new loans in 2022, 2023 and 2024 for general unsecured loans, secured loans and consumer finance loans. We have not enabled any loans with an APR higher than 24% for loan applications after September 2020.

	As of December 31,
	2022	2023	2024
	(%)
Average APR for New Loans
General unsecured loans	21.1	20.9	21.3
Secured loans	15.7	16.0	16.2
Consumer finance loans	20.6	19.7	17.6

General Unsecured Loans

General unsecured loans target both small business owners and salaried workers. In 2024, approximately 79.4% of the general unsecured loans we enabled, by volume, were borrowed by small business owners, and 20.6% by salaried workers. The average contractual tenor of new general unsecured loans we enabled during this period was approximately 35.4 months and the average ticket size was RMB219,291 (US$30,043).

Our outstanding balance of general unsecured loans enabled was RMB423.8 billion, RMB207.9 billion and RMB124.8 billion (US$17.1 billion) as of December 31, 2022, 2023 and 2024, respectively. Our total volume of general unsecured loans enabled amounted to RMB318.6 billion, RMB91.0 billion and RMB86.2 billion (US$11.8 billion) in 2022, 2023 and 2024, respectively.

The following table presents the volume of general unsecured loans we enabled by ticket size for the years indicated:

	For the Year Ended December 31,
	2022		2023		2024
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Ticket Size
Up to RMB50,000	3.0	1.0	0.6	0.6	0.4	0.5
RMB50,001 to RMB100,000	18.5	5.8	4.3	4.8	16.7	19.3
RMB100,001 to RMB200,000	68.1	21.4	12.6	13.9	10.3	12.0
RMB200,001 to RMB300,000	93.5	29.3	26.5	29.1	21.5	25.0
RMB300,001 or above	135.5	42.5	47.0	51.7	37.2	43.2

Total	318.6	100.0	91.0	100.0	86.2	100.0

We focus on enabling loans with higher ticket size, which is an important feature for satisfying the needs of small business owners.

Secured Loans

Secured loans target small business owners. Approximately 97.8% of the secured loans we enabled, by volume, were borrowed by small business owners. In 2024, the average contractual tenor of new secured loans we enabled was approximately 35.8 months and the average ticket size was RMB586,807 (US$80,392).

Our outstanding balance of secured loans enabled was RMB123.1 billion, RMB70.4 billion and RMB42.0 billion (US$5.8 billion) as of December 31, 2022, 2023 and 2024, respectively. Our total volume of secured loans enabled amounted to RMB118.2 billion, RMB45.9 billion and RMB31.4 billion (US$4.3 billion) in 2022, 2023 and 2024, respectively.

For our secured loans, we focus on SBOs who have residential property located in economically more developed cities which can be pledged as collateral, given such cities’ relatively stable economic growth and real estate prices. The majority of the outstanding balance of secured loans is secured by real estate and the remainder by automobiles. The real estate collateral is well diversified across China, with a large proportion located in more developed cities. As we continue to focus on serving more SBOs and higher quality borrowers, there has been an increase in the average ticket size for our secured loans in 2022, 2023 and 2024. As a result, the average loan-to-value ratio at origination for the secured loans we enabled has grown from 74% in 2022 to 75% in 2023 and further to 76% in 2024.

Consumer Finance Loans

We began to make consumer finance loans in May 2020 through our licensed consumer finance subsidiary. Borrowers of consumer finance loans are typically looking to meet personal short-term cash flow needs or to make discretionary purchases of consumer goods.

Our consumer finance loans include both revolver loans and installment loans. Our consumer finance revolver loans have a typical contractual tenor of 12 months, and our consumer finance installment loans have a maximum contractual tenor of 36 months. Our consumer finance loans had average drawdowns of RMB6.0 thousand in 2022, RMB6.8 thousand in 2023, and RMB6.7 thousand (US$0.9 thousand) in 2024.

Our outstanding balance of consumer finance loans was RMB29.7 billion, RMB37.1 billion and RMB50.1 billion (US$6.9 billion) as of December 31, 2022, 2023 and 2024, respectively. Our total volume of consumer finance loans amounted to RMB58.6 billion, RMB71.2 billion and RMB95.5 billion (US$13.1 billion) in 2022, 2023 and 2024, respectively.

Our Guarantees

We work closely with funding partners through our financing guarantee subsidiary and its network of licensed branches in 29 provinces. For loans funded by third parties where the lender requires credit enhancement, we used to guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. However, we have been gradually reducing our reliance on third-party credit enhancement providers over time. In the fourth quarter of 2023, we successfully completed the transformation of our core retail credit and enablement business such that our licensed financing guarantee subsidiary now provides a guarantee for each new loan transaction (excluding certain consumer finance loan products) without the involvement of third-party credit enhancement. We had RMB68.5 billion, RMB54.9 billion and RMB68.0 billion (US$9.3 billion) in off-balance sheet financing guarantee contracts as of December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, 25.2% of the financing guarantees for the outstanding balance of loans enabled by us were provided by third-party credit enhancement providers.

Pursuant to the regulations and rules regarding financing guarantee companies, the minimum registered capital of a financing guarantee company is not less than RMB20 million and its net assets must be no less than one-fifteenth of the total outstanding guaranteed amount it has guaranteed. Our financing guarantee subsidiary had net assets of RMB32.9 billion in aggregate and a leverage ratio of 3.3× as of December 31, 2024.

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

Our Funding Partners

Our funding partners consist of the banks and trusts that fund the loans that we enable. We had relationships with 79 banks and 6 trust companies as of December 31, 2024.

The following table shows the volume of new loans enabled in each period by funding source, including loans that we enabled through our own licensed consumer finance subsidiary and microloan subsidiary:

	As of December 31,
	2022		2023		2024
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Volume of New Loans Enabled by Funding Source
Banks	279.5	56.4	81.4	39.1	65.8	30.9
Trusts	157.3	31.7	55.4	26.6	47.9	22.5
Our licensed consumer finance subsidiary	58.6	11.8	71.2	34.2	95.5	44.8
Our microloan subsidiary	/	/	/	/	4.0	1.9

Total	495.4	100.0	208.0	100.0	213.1	100.0

We are continually refining our funding mix. Our ability to enable loans has not been constrained by our funding supply. We only utilized 55.4% of the credit facility provided by banks and 14.1% of the credit facility provided by trust companies in 2024. We believe our relationships with banks and trust companies are sustainable as our ability to help them generate interest income by enabling loans from our high quality borrowers makes us a valuable partner to them. In 2024, the only funding source that accounted for more than 10% of the funding for the loans we enabled was our consumer finance funding source.

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

Under our business model where our licensed financing guarantee subsidiary provides a guarantee for each new loan transaction (excluding certain consumer finance loan products) without the use of third-party credit enhancement, we enter into agreements with each funding partner and our licensed financing guarantee subsidiary. These agreements encapsulate the principal terms governing funding arrangements and financial guarantee for the loans that we enable with them. Some of these agreements specify the total amount of loans to be guaranteed by our licensed financing guarantee subsidiary and the geographical scope of the collaboration. Some of these agreements set out the rate of interest to be charged by the funding partner for the loans. Additionally, they require the funding partner to perform its own credit assessment of the borrowers and to enter into the loan agreement with the borrower. Under these agreements, the funding partner delegates the right to perform post-loan services to us.

Banks

Under the bank funding model, a third-party bank lends directly to the borrower. We provide loan enablement services for borrowers and enable borrowers to obtain loans from third-party banks.

We partnered with 75 banks in 2022, 79 banks in 2023 and 79 banks in 2024. These banks included national joint-stock banks, city commercial banks, rural commercial banks and others. The banks determine the creditworthiness of borrowers that we refer, though we help gather the information our bank partners need. Banks funded approximately 56.4% of the new loans we enabled in 2022, 39.1% of the new loans we enabled in 2023, and 30.9% of the new loans we enabled in 2024. Maintaining stable and long-term relationships with banks is an important factor in sustainable funding.

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

We partnered with six trust companies in each of 2022, 2023 and 2024. Trusts funded approximately 31.7% of the new loans we enabled in 2022, 26.6% of the new loans we enabled in 2023, and 22.5% of the new loans we enabled in 2024. The loans funded by consolidated trusts appear on our balance sheet, and those funded by unconsolidated trusts do not. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—On- and Off-Balance Sheet Treatment of Loans and Risk Exposure.”

Our Licensed Consumer Finance Subsidiary

Our licensed consumer finance subsidiary, Ping An Consumer Finance Co., Ltd., enabled 11.8%, 34.2% and 44.8% of the volume of new loans we enabled in 2022, 2023 and 2024, respectively.

Our Microloan Subsidiary

We acquired a nationwide microloan license—also commonly known as a small lending license—in July 2024 and began providing new loans under this license in August 2024. By the end of 2024, we had issued approximately RMB4.0 billion in loans under this new license, which accounted for 1.9% of the volume of new loans we enabled in 2024.

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

The credit approval time for loans we enable can be as fast as 31 minutes for general unsecured loans or 88 minutes for secured loans in 2024, and funding is generally available on the same day.

Data

Our credit assessment is built upon a variety of our own and third-party data, under proper authorization and within lawful ranges, including the data of the Credit Reference Center of the People’s Bank of China, data publicly available from other governmental institutions, and a variety of consumption, social or other behavioral data. We have cumulatively analyzed over 19 years of through-cycle credit data from approximately 71.5 million unique individual applicants as of December 31, 2024. Our proprietary and third-party data includes both know-your-customer or KYC personal financial information and know-your-business or KYB business information for loans to small business owners. All data are accessed and used only with the customer’s consent.

Out of over 6,900 predictive variables per borrower, we applied machine learning algorithms and regression analysis to select around 2,200 of the most relevant variables to build our anti-fraud models and around 1,700 of the most relevant variables to build our loan decision models as of December 31, 2024.

For loans with larger ticket sizes, our experience shows that both ability to repay and willingness to repay are important in the credit underwriting process. Behavioral data are nearly as useful as credit and financial data in anti-fraud assessment, as they can be helpful in evaluating a borrower’s willingness to repay. However, credit and financial data are substantially more predictive of creditworthiness as they can help evaluate a borrower’s ability to repay. As of December 31, 2024, credit and financial data comprise approximately 62% of the variables of our anti-fraud assessment and 63% of the variables of our credit assessment, while behavioral data make up the remaining 38% of the variables for our anti-fraud assessment and 37% of the variables of our credit assessment.

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

Furthermore, we use our social network model built upon graphic computation and machine learning algorithms to identify and screen out organized fraud attempts. We have an extensive database of location and IP data to support our social network model. We check the borrower’s key information using our fraud detection mode.

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

The application score model generates a score for each borrower, based on which we determine the borrower’s eligibility for a given loan. Our acceptance criteria and assessment processes vary depending on the borrower risk rating, which may vary from R1 to R6 on our rating system. In 2024, with the iterative advancement of AI technology, taken into account business risk performance as well as user experience, we upgraded the approval process for general unsecured loan borrowers to 100% AI-assisted online interviews or fully AI-driven interviews. As a result, interviews are no longer waived. Borrowers of secured loans, who have extensive personal interaction with our direct sales team or our channel partners, are all given live interviews.

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

After being screened by the application score model, the borrower will be further assessed by our risk-based pricing and loan sizing models. In our risk-based pricing model, we consider the borrower’s risk rating and debt to income ratio and the value of the borrower’s assets to determine the appropriate risk-based pricing. After taking into account the borrower’s risk rating and debt to income ratio and the value of the borrower’s assets, the borrower can only qualify for a loan if the assigned pricing does not exceed the maximum permitted APR. Our loan sizing model is primarily based on the borrower’s credit and financial information, which we access with due authorization, such as other loan or credit card repayment records, insurance repayment records, car value, social insurance records and indebtedness information. Every loan applicant must authorize us to check their data through the Credit Reference Center of the People’s Bank of China, and these checks form a routine part of our credit assessment process. The data includes information on outstanding loans funded by licensed financial institutions in China such as banks, trusts, consumer finance companies and financing leasing companies. Our sizing model for secured loans further takes into consideration the value of the pledged collateral, which we determine in an efficient and expeditious manner with help from online valuers. Since we specialize in large ticket size loans, a borrower only qualifies for a general unsecured or secured loan if they meet the minimum creditworthiness threshold of at least RMB20,000 and, for secured loans, are secured by at least RMB50,000 of assets.

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

Loan Servicing and Collection Services

Our loan servicing and collection services enable our institutional partners to concentrate on their core businesses while we manage troubled assets for them. We have accumulated 19 years of through-cycle proprietary data based on our offline-to-online business model that informs our collection efforts.

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

Our post-loan servicing model is based on credit scores to triage delinquencies. We check the loan records of our existing borrowers through the Credit Reference Center of the People’s Bank of China with their authorization on a regular basis so as to monitor their liability status and we use customer segmentation modeling to divide borrowers into low, medium and high risk. We also provide a repayment reminder service to our borrowers, including text message reminders for low-risk borrowers and AI-enabled contact for medium- and high-risk borrowers. In 2024, we carried out 9.7% of our repayment reminders through messages and the remainder through AI-enabled phone calls.

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

Our collection professionals cannot access the mobile phone numbers of our borrowers and can only contact them through our systems. All contact with customers is recorded and retained for use in resolving disputes and ensuring that our collection team is fully in compliance with applicable laws and rules at all times. Data we accumulate in the collection process gets fed back into our credit assessment process in a closed loop. The average outstanding loan balance per post-loan servicing employee per year was RMB60.4 million, RMB49.7 million and RMB41.6 million (US$5.7 million) in 2022, 2023 and 2024, respectively.

In line with common industry practice, we use third-party collection agencies to collect loans that are delinquent for more than 80 days. We regularly evaluate our agency partner companies based on their performance, service quality, experience in the industry and compliance with laws and regulations.

In addition to the collection efforts described above, we have established additional debt assignment procedures for our secured loans. First, our local collection team conducts due diligence on the collateral, with support from local third-party collection agencies if necessary. Then, we value the collateral and settle the debt through debt assignment, helping to reduce or mitigate losses for the credit enhancement provider and our financing guarantee subsidiary.

Credit Risk Management

Credit risk is the risk that the borrowers of our loans default and do not repay, including due to a lack of intention to repay or a lack of ability to repay. Credit risk is borne by one or more of the funding partner, the credit enhancement provider and our own licensed financing guarantee subsidiary, in different combinations and different proportions depending on the loan. As of December 31, 2024, 25.2% of financing guarantees for the outstanding balance of loans enabled by us were provided by third-party credit enhancement providers. Under our 100% guarantee business model, our licensed financing guarantee subsidiary now provides a guarantee for each new loan transaction (excluding certain consumer finance loan products) without the use of third-party credit enhancement. The ability to manage credit risk is thus of key importance in our business. We manage credit risk through anti-fraud assessment, credit assessment and loan servicing and collections.

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

The following table shows the DPD 30+ delinquency rates for general unsecured loans and secured loans as of December 31, 2022, 2023 and 2024.

	As of December 31,
DPD 30+ Delinquency Rates by Type of Loan	2022	2023	2024
General unsecured loans	5.2	7.7	4.7
Secured loans	2.6	4.4	5.1

All loans	4.6	6.9	4.8

The core indicator for credit quality monitored by our management is DPD 90+. The following table presents the DPD 90+ delinquency rates for general unsecured loans and secured loans as of December 31, 2022, 2023 and 2024. We define the DPD 90+ delinquency rate as the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans. This table reflects all the loans we enable on a whole portfolio basis, not just the loans that are consolidated on our balance sheet. In addition, when a loan becomes 80 days past due and the funding provider is reimbursed by a credit enhancement provider, we still treat the loan as overdue for purposes of the DPD 90+ calculation, since the loan has not been repaid by the borrower. The credit enhancement provider acquires the creditor rights after reimbursing the funding provider and we continue to provide post-loan services to the credit enhancement provider.

	As of December 31,
DPD 90+ Delinquency Rates by Type of Loan	2022	2023	2024
General unsecured loans	3.0	4.6	2.9
Secured loans	1.2	2.6	2.9

All loans	2.6	4.1	2.9

The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2024, on general unsecured loans that we have enabled. DPD 90+ delinquency rates by vintage is defined as the total balance of outstanding principal of a vintage for which any payment is over 90 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal and without taking into account charge-offs), divided by the total initial principal in such vintage. Months on book, or MOB, is the number of complete calendar months that have elapsed since the calendar month in which the loan was originated, measured at the end of each calendar month.

The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2024 on secured loans that we have enabled.

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

The following chart shows the flow rates in 2022, 2023 and 2024 for the general unsecured loans we have enabled.

The following chart shows the flow rates in 2022, 2023 and 2024 for the secured loans we have enabled.

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

The non-performing loan ratio for consumer finance loans was 1.2% for the year ended December 31, 2024, as compared to 1.5% from the year ended December 31, 2023. The non-performing loan ratio for consumer finance loans is calculated by the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, plus certain restructured loans, divided by the total outstanding balance of consumer finance loans.

Our Credit Enhancement Providers

As we completed the transformation of our business to a new business model in the fourth quarter of 2023, under which our licensed financing guarantee subsidiary provides a guarantee for each new loan (excluding certain consumer finance loan products) without third-party credit enhancement, we provided the majority of the financing guarantees for the outstanding balance of loans we enabled as of December 31, 2024.

Our credit enhancement providers include credit insurance companies and guarantee companies. We worked with seven credit insurance companies in 2024. We enabled them to extend credit enhancement for loans whose borrowers met their desired risk profile. Credit enhancement providers benefit from the same customer referral, risk analytics and loan servicing and collection services as our funding partners. The proportion of the outstanding balance of loans we enabled under the Ping An Rongyi brand that was insured or guaranteed by third parties was 76.1%, 64.2% and 28.6% of the outstanding balance as of December 31, 2022, 2023 and 2024, respectively.

Ping An P&C provided credit enhancement on standard commercial arm’s-length terms for loans we enabled. Ping An P&C had provided credit enhancement on 26.6% of the outstanding balance of loans we had enabled under our Ping An Rongyi brand as of December 31, 2024. For loans enabled by us and insured by Ping An P&C, we entered into agreements with terms of three years with Ping An P&C and each of the funding partners. These third-party credit enhancement providers provide credit guarantee insurance or guarantees on the loans we enabled and will repay the lenders if a loan becomes sufficiently delinquent. We are not aware of any instance where our credit enhancement providers have ever failed to fulfill their insurance or guarantee obligations. Our credit enhancement providers conducted their own evaluation of each borrower to determine whether they would provide insurance or guarantees while we helped our partners collect the necessary information.

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

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in millions)
Amount of claims submitted	12,490	13,786	6,935
Amount of claims reimbursed	12,490	13,788	6,935

PAObank

In April 2024 we acquired PAObank, which operates a virtual banking business in Hong Kong. PAObank was granted a banking license by the Hong Kong Monetary Authority in May 2019 to offer banking services through digital channels. PAObank is expanding into diverse business segments, including retail banking and SME banking. PAObank pursues a business strategy centered on the “three-pillar model” and “liability-driven growth.” In the short to medium term, it will continue to leverage its strengths in SME lending, while in the long term, it will pursue balanced development in both wealth management and lending. For corporate banking, PAObank will continue to enhance its suite of corporate products, focusing on serving trade-related clients. PAObank provides end-to-end services, including account management, deposit products, and loan offerings. For retail banking, PAObank will continue to strengthen its account capabilities and, leveraging its newly acquired insurance and wealth management distribution licenses, deliver a comprehensive financial services experience to retail customers. Through the coordinated advancement of these three pillars, PAObank aims committed to delivering high-quality, high-volume services to both trade and retail clients. As of December 31, 2025, following our acquisition of PAObank in April 2024, we have completed multiple capital injections, with HKD500 million injected in 2024 and HKD700 million in 2025.

Other services

We used to enable a variety of financial institutions including banks, trust companies, mutual fund companies, private investment fund management companies, asset management companies, securities companies and insurance companies to access investors for wealth management products. The wealth management products we enabled included asset management plans, mutual fund products, private investment fund products and trust products, among others. Since 2023, we no longer enable new wealth management products, and we are currently maintaining the existing wealth management products until maturity. As of the date of this annual report, we have begun the winding down of our online wealth management business.

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

Many of the advanced technologies that we use, such as facial and voice recognition technology for verifying customer identities, and AI and machine learning algorithms, have been licensed from Ping An Group, Ping An Technology and OneConnect. We train these technologies using our own data and business scenarios to create our own proprietary applied technologies unique to our own business.

Artificial Intelligence

Faster processor speeds, lower hardware costs, increasing sophisticated algorithms and the accumulation of high quality data have enabled us to adopt AI in more and more fields across our business. AI has helped us to reduce costs by increasing productivity and making decisions based on information that is too complex for a human to process. Our technology possesses leading artificial neural networks and by processing more examples from our over 19 years of through-cycle proprietary data, our neural network system evolves better and better over time. As a result we developed a deep learning model that could enable algorithms to powerfully analyze unstructured data for faster and cheaper credit scoring and quality loan assessments, precise marketing, custom-built intelligent customer service bots, pioneering regulatory compliance and various other business areas. Intelligent algorithms are able to spot anomalies and fraudulent information in a matter of seconds. We also integrated Deepseek into our business in 2025. The more we apply AI the more new use cases we find for it.

We currently use AI models to help boost efficiency across a range of areas, including sales, approvals, collections, customer service, and security. For example, AI assists with sales by facilitating the application process, during which AI models identify customer intent and guide them through each step. Any complex or problematic cases are handed off to human agents, which increases the productivity of service representatives. When customers submit documents, AI models detect potential risks. These risks are then verified through AI-driven conversations, creating a decision-making process that combines both AI and human judgment. Additionally, in calls to customers, AI models are able to gauge a customer’s willingness to repay, remind them of the consequences of overdue payments, and encourage timely repayment. This helps collection agents work more efficiently.

Data Science

Data technology is extensively used in the entire aspects of our operations, including KYC, KYP, anti-fraud and credit assessment, targeted marketing, product design and customer experience. We have invested significant resources in building up a petabyte-scale data platform, which covers a wide range of information pertinent to a customer’s profile and creditworthiness from a holistic perspective, particularly financial data that are more indicative of our customer’s financial strength and creditworthiness. We have accumulated over 19 years of through-cycle credit data, supplemented by Ping An ecosystem analytics and insights and access to enterprise data through external data providers, and our data-mining capabilities enable us to convert the originally unstructured data into structured data using deep learning and artificial intelligence techniques.

Data technology is being utilized in several key areas to enhance financial services and risk management. One major application is in comprehensive customer profiling and risk assessment. By aggregating and analyzing a broad spectrum of data—including historical customer behavior, credit records, and social information—we are able to construct detailed customer profiles that support more accurate credit evaluations. The implementation of distributed big data computing frameworks has significantly enhanced our ability to process large volumes of risk model factors, reducing processing times from T+15 to T+1. This improvement enables us to accelerate model iteration and deployment cycles, thereby providing more timely and reliable support for credit approval, underwriting, and marketing decisions.

Another important use case is anti-fraud detection and overdue risk tracing. Real-time big data computing frameworks, combined with blacklist factors, allow for the assessment of customer application behaviors within milliseconds. This rapid evaluation makes it possible to quickly identify and intercept high-risk applications, effectively preventing fraudulent activities. Furthermore, by analyzing comprehensive data from historical overdue cases and examining customer behavior characteristics, institutions can pinpoint the root causes of overdue payments. This ongoing analysis helps to continuously improve the quality of risk control.

Furthermore, data technology enhances our post-loan collection strategies. By segmenting customers according to credit scores and behavioral characteristics, we can tailor collection approaches to different risk categories. Predictive analytics also enable us to anticipate changes in customer risk profiles, allowing for early intervention and timely adjustments to our operational and collection strategies. These capabilities contribute to more effective management of post-loan collections and overall portfolio performance.

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

Research and Development

Since our inception, we have cultivated a culture of innovation and invested significantly in technology. As of December 31, 2024, we had a team of over 500 engineers and data analysts who have extensive working experience in China’s internet and financial institution industries. Benefiting from the diversified background and expertise of our technology team, we have built our system infrastructure, which is reputable in both the internet and financial institutions industries.

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

Intellectual Property

We strongly emphasize the establishment, application, administration and protection of intellectual property rights. Through research, development and application in our ordinary course of business, we have obtained various intellectual property rights, including for our Ping An Rongyi mobile app and for our Lu.com domain name, which offer enormous value to our businesses.

We regard our patents, copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on patent, copyright, trademark, and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2024, we had registered 529 patents and 289 software copyrights and art work copyrights in the PRC and other jurisdictions. We had 156 registered domain names and 837 registered trademarks in the PRC and other jurisdictions as of the same date.

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

Seasonality

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence our operations, such as seasonal marketing efforts. However, seasonality generally does not have a major effect on our financial results.

Competition

We compete primarily with non-traditional financial service providers such as MYbank, WeBank, Du Xiaoman Financial and JD Technology, and with traditional financial institutions, such as traditional banks, which are focused on retail and SMB lending. We also compete with providers of consumer finance services.

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

While a portion of our loan products carry credit guarantee insurance provided by third parties, the insurance premiums are paid by the borrower as part of the cost of the loan, and we are not obligated to pay any of the premiums.

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

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalog of Industries in which Foreign Investment is Encouraged (2022 edition) and the Special Administrative Measures for Foreign Investment Access (Negative List 2024), which we refer to as the 2024 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2024 Negative List. Industries not listed in the 2024 Negative List are generally open to foreign investments unless specifically restricted by other applicable Chinese regulations. Under the 2024 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%.

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

Under the Foreign Investment Law, foreign investment is accorded pre-admission national treatment, which means that treatment given to foreign investors and their investments shall not be less favorable than those given to domestic investors and their investments, except where a foreign investment falls under the 2024 Negative List. It also provides several protective rules and principles for foreign investors and their investments in the PRC, including foreign investors’ funds being freely transferred out and into the territory of the PRC through the entire life cycle from the entry to the exit of foreign investment, a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises to be established, and prohibition of the state to expropriate any foreign investment except under special circumstances.

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

Regulations on Foreign Investment in Value-added Telecommunications

Foreign direct investment in telecommunications companies in China is governed by the Administrative Rules on Foreign-invested Telecommunications Enterprises, which were issued by the State Council in 2001. It provides that a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China shall not exceed 50%. However, the 2024 Negative List provides that foreign investors may hold 100% equity interest in e-commerce, domestic multi-party communications, data collection and transmission services and call centers. On March 29, 2022, the State Council issued the Decision of the State Council to Amend and Repeal Certain Administrative Regulations, effective May 1, 2022, which amended the Administrative Rules on Foreign-invested Telecommunications Enterprises issued in 2001. According to the currently effective rules, foreign investors who are involved in a business providing value-added telecommunications will be no longer subject to the requirement to demonstrate a good track record and experience in providing the services. In addition, the amended rules simplify the application process for telecommunication business operation permits and shorten the review period.

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

Regulations on Internet Information Services

The Administrative Measures on Internet Information Services, which were issued by the State Council in 2000 and amended on January 8, 2011 and December 6, 2024, set out guidelines on the provision of internet information services. Pursuant to these measures, “internet information services” are defined as services that provide information to online users through the internet. These measures require internet information services operators to obtain an ICP license from the government authorities before engaging in any commercial internet information services operations in China. Internet information services operators operating non-commercial internet information services are required to complete the filing procedures.

In addition, internet information service providers are required to monitor their websites to ensure that they do not contain content prohibited by law or regulation. The PRC government may require corrective actions to address non-compliance by ICP license holders or revoke their ICP license for serious violations. Furthermore, the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services, effective January 1, 2018, requires internet information service providers to register and own the domain names they use in providing internet information services. Each of Shenzhen Lufax Internet Information Service Co., Ltd and Chongqing Financial Assets Exchange Limited, a subsidiary of the consolidated affiliated entities, currently holds an ICP license.

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

On July 21, 2023, the Ministry of Industry and Information Technology issued the Notice on the Record-filing of Mobile Internet Applications. Pursuant to this notice, sponsors of mobile internet applications, or apps, who are engaged in internet information services within the PRC must perform record-filing procedures in accordance with the Administrative Measures on Internet Information Services and the Law of the People’s Republic of China Against Telecommunications and Internet Frauds. If app sponsors fail to complete the requisite record-filing procedures, they may not engage in the provision of app internet information services. An app sponsor must complete the record-filing procedures with the provincial communications administration at the place where it is domiciled through its network access service provider and the app distribution platform by making an online submission for application and inspection and review.

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

On January 30, 2024, the National Financial Regulatory Administration issued the Measures for the Administration of Private Loans, effective on July 1, 2024, which replaced the Interim Measures for the Administration of Private Loans. The Measures for the Administration of Private Loans regulates the private loan businesses operated by banking financial institutions, which means financial institutions that accept deposits from the public such as commercial banks, rural cooperative banks or rural credit cooperatives established in the PRC.

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

On April 1, 2025, the NFRA issued the Notice on Strengthening the Management of Internet Lending Facilitation Business of Commercial Banks and Enhancing the Quality and Efficiency of Financial Services, effective on October 1, 2025. This notice refines and supplements the existing regulatory framework governing internet lending. It underscores that commercial banks engaged in internet-facilitated lending must follow the principles of centralized management at the head-office level, alignment of responsibilities and benefits, prudent risk-based pricing, and maintaining an appropriate business scale. The notice further requires commercial banks’ head offices to reinforce oversight of internet lending activities, establish clear eligibility standards for platform partners and credit enhancement service providers, and strengthen cost control and operational efficiency. In addition, it calls for standardized pricing mechanisms, enhanced autonomous risk management capabilities, prevention of excessive risk-taking by credit enhancement service providers, and the reinforcement of commercial banks’ primary responsibilities in safeguarding the rights and interests of financial consumers.

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

The Notice on Issuing Four Supporting Systems for the Regulations on the Supervision and Administration of Financing Guarantee Companies was jointly promulgated by the China Banking and Insurance Regulatory Commission, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Agriculture and Rural Affairs, the People’s Bank of China and the State Administration for Market Regulation on April 2, 2018 and amended on June 21, 2021, which includes the Administrative Measures on Financing Guarantee Business Permits, the Measures on the Measurement of the Balance of Financing Guarantee Liability, the Administrative Measures on the Asset Proportions of Financing Guarantee Companies and the Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies. The Administrative Measures on Financing Guarantee Business Permits clarify the definition of the operating license of financing guarantee business, the conditions and procedures for the issuance, renewal, revocation or cancellation of the operating license of financing guarantee business, and the information to be specified and recorded on the license. The Measures on the Measurement of the Balance of Financing Guarantee Liability provide the definition of the balance of financing guarantee liability and certain upper limits for the scale of loan guarantee business or the balance of financing guarantee liabilities for a financing guarantee company. The Administration Measures on the Asset Proportions of Financing Guarantee Companies categorize the main assets of financing guarantee companies into three levels and set up specific requirements for each level. Among other things, the sum of the Level I and Level II financial assets of a financing guarantee company is required to be no less than 70% of such financing guarantee company’s total assets less qualified receivables. The ratio for Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd was 70.2% as of December 31, 2024. The Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies require that, neither the bank nor the guarantee company may collect any fees, other than the fees as stated in the cooperation agreement or the guarantee contract, for any reason or in any form during their cooperation. Furthermore, banks and guarantee companies may separately accept clients’ applications and recommend clients to each other.

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

Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd., one of our subsidiaries, holds a financing guarantee business permit issued by Jiangsu Provincial Bureau of Local Financial Supervision and Administration in March 2025.

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

On May 18, 2023, the National Administration of Financial Regulation was established, replacing the former China Banking and Insurance Regulatory Commission. On March 18, 2024, the National Financial Regulatory Administration issued the Administrative Measures for Consumer Finance Companies, replacing the previous Pilot Scheme. These measures took effect on April 18, 2024. The key revisions involve raising entry standards by increasing asset, operating income, and minimum shareholding requirements for major shareholders. Moreover, they enhance business supervision by categorizing basic and special business scopes, eliminating non-core businesses, and implementing stricter oversight. Additionally, corporate governance sees improvements with the full implementation of relevant regulatory requirements, and clarification of shareholder obligations, compensation management, and related-party transactions. Furthermore, the measures aim to reinforce risk management by specifying regulatory requirements for credit, liquidity, operational, and information technology risks.

With the approval of the National Financial Regulatory Administration, consumer finance companies may conduct some or all of the following Renminbi-denominated businesses: (i) disbursing consumer loans to individuals; (ii) accepting deposits from shareholders and their domestic subsidiaries, parent companies of shareholder groups, and their domestic subsidiaries; (iii) obtaining loans from financial institutions in China; (iv) obtaining loans from overseas financial institutions that are shareholders of the company; (v) issuing non-capital bonds; (vi) engaging in interbank borrowings; (vii) providing advisory and agency services related to consumer finance, and any other activities approved by the National Financial Regulatory Administration. The establishment, change, termination of a consumer finance company, and administrative licensing procedures for approval of appointment qualifications of directors and senior management personnel shall comply with the provisions of the National Financial Regulatory Administration.

On December 9, 2024, the National Financial Regulatory Administration promulgated the Measures for the Regulatory Rating of Consumer Finance Companies, which provides the overall arrangements for the regulatory rating of consumer finance companies. Specifically, the measures set forth seven rating elements for consumer finance companies, including corporate governance, capital management, risk management, cooperative organization management, professional service quality, consumer rights and interests protection and information technology management. The results of the regulatory rating will serve as an important basis for regulatory authorities in assessing the operation, risk profile and risk management capability of consumer finance companies as well as in formulating regulatory plans, allocating regulatory resources, and taking regulatory measures. The results will also be used as reference factors for market entry of consumer finance companies.

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

On September 7, 2020, the China Banking and Insurance Regulatory Commission issued the Notice on Strengthening the Supervision and Management of Microloan Companies. This notice aims to regulate the operation of microloan companies, prevent and resolve risks, promote the healthy growth of the microloan industry, and stipulates multiple requirements with respect to microloan companies.

On November 2, 2020, the China Banking and Insurance Regulatory Commission, the People’s Bank of China and other regulatory authorities released a consultation draft of the Interim Measures for the Administration of Online Microloan Business, which states that a microloan company must obtain the official approval of the China Banking and Insurance Regulatory Commission to conduct online micro lending businesses outside the province where it is registered. In addition, the draft provides the statutory qualified requirements for an online microloan company, covering such things as registered capital, controlling shareholders, and use of the internet platform to engage in an online microloan business. We used to have three microloan subsidiaries in Shenzhen, Hunan and Chongqing to provide loans in a small number of cases from our own funds. In response to the above consultation draft, we have ceased to use these microloan subsidiaries to fund any new loans since December 2020. Subsequently, we canceled the microloan business licenses of our Shenzhen Hunan subsidiaries and completed their deregistration with the local Administration of Market Regulation in December 2022 and 2024, respectively. We also cancelled the microloan business license of our Chongqing subsidiary in October 2024.

On December 31, 2024, the State Financial Supervision and Administration issued the Interim Measures for the Supervision and Administration of Microloan Companies. Concurrently, the Notice on Strengthening the Supervision and Management of Microloan Companies was abolished. These interim measures stipulate, among other things, that (i) the establishment of a microloan company is subject to the approval of the provincial local financial regulatory authority; (ii) microloan companies must state the business in which they are engaged in in their business scope, which may include in the business of issuing microloans, accepting and discounting commercial bills, and other businesses stipulated by laws and administrative regulations and approved by the National Financial Regulatory Administration; (iii) the balance of loans offered to one borrower may not exceed 10% of the net assets of the microloan company as of the end of the previous year, and the balance of loans offered to one borrower and such borrower’s related parties may not exceed 15% of the net assets of the microloan company as of the end of the previous year; as for online microloan companies, the balance of loans for consumption to one borrower may not exceed RMB 200,000, and the total balance of loans for production and operation to one borrower may not exceed RMB 10 million; (iv) microloan companies shall calculate the annualized interest rate of the loan as the ratio of all interest and fees charged to the borrower to the principal amount of the loan, and must specify this in the loan contract, and must not violate relevant national regulations. If there are cooperating institutions that charge fees for loan assistance information services or guarantee enhancements, microloan companies must truthfully and fully inform the borrower in writing. Microloan companies must pay the full amount of the loan principal to the borrower in accordance with the amount agreed upon in the loan contract, and must not deduct interest, handling fees, management fees, deposits or other similar payments in advance; (v) the sources of lending funds for microloan companies are limited to their own capital and externally raised funds; the financing balance of the microloan company funding by bank loans, shareholder loans and other nonstandard financing instruments may not exceed such company’s net assets by the end of the previous year and the financing balance of the microloan company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets by the end of the previous year; and (vi) when a microloan company conducts marketing to acquire customers, launch loan products, or issues loans through internet platforms such as websites, mobile applications, and mini-programs (including both its own and those of partner institutions, the same hereinafter), it shall report the information of these internet platforms and detailed product information to the local financial regulatory authority.

The Interim Measures for the Supervision and Administration of Microloan Companies further provide that microloan companies should be based locally and conduct business within the region approved by law. Microloan companies may not conduct business across provinces, autonomous regions, or municipalities directly under the central government. The conditions for microloan companies to operate across prefecture-level cities shall be prescribed by the provincial local financial regulatory authorities. The conditions for the operating areas of online microloan companies shall be stipulated separately.

According to these interim measures, provincial local financial regulatory authorities may, in accordance with laws, regulations, and the interim measures, formulate or revise detailed implementation rules for the supervision and management of microloan companies within their jurisdiction, and submit them to the National Financial Regulatory Administration. Based on regulatory needs, provincial local financial regulatory authorities may stipulate stricter and more prudent provisions in the implementation rules regarding certain matters. Microloan companies shall gradually meet all the requirements stipulated in the interim measures within the transition period specified by the provincial local financial regulatory authorities. The transition period shall not exceed two years.

In July 2024, we acquired a nationwide microloan license—also commonly known as a small lending license—and began providing new loans under this license in August 2024.

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

On December 31, 2021, the People’s Bank of China, the Ministry of Industry and Information Technology, the China Banking and Insurance Regulatory Commission, the CSRC, the Cyberspace Administration of China, SAFE and the State Intellectual Property Office jointly issued the Measures for Administration of Online Marketing of Financial Products (Draft for Comments), which regulate financial institutions and internet platform operators entrusted by such financial institutions to carry out internet marketing activities of financial products. Pursuant to these draft measures, financial institutions may not entrust any other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft measures also prohibit third-party online platform operators from participating in the sale of financial products in a disguised way without the approval of financial regulatory authorities, including but not limited to interactive consultation with consumers on financial products, suitability evaluation of consumers of financial products, signing of sale contracts, transfer of funds and participation in the income sharing of financial business by setting various charging mechanisms linked to the loan scale and interest scale. Private equity fund management institutions, credit rating agencies, and local financial organizations approved by local financial regulatory authorities, like our financing guarantee subsidiary shall, upon the formal release and effectiveness of the draft measures, upon the formal release and effectiveness of the draft measures, also be subject to these measures when conducting internet marketing activities of financial products as financial institutions.

Regulations Relating to the Protection of Consumers Rights and Interests

The Consumers Rights and Interests Protection Law of the PRC, which was released by the Standing Committee of the National People’s Congress and last amended on October 25, 2013, provides the general regulatory principles and rules regarding consumers rights and interests protection in the PRC. According to the Consumers Rights and Interests Protection Law of the PRC, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The Regulations on the Implementation of the Consumers Rights and Interests Protection Law of the PRC, which was issued on March 15, 2024 and came into effect on July 1, 2024, further specify the obligations of operators concerning consumer safety, product quality, and transparent pricing. These regulations particularly emphasize rules for online transactions and prepaid services. Pursuant to the Measures for Penalties for Infringement of Consumer Rights and Interests, which was issued by the State Administration for Market Regulation on March 15, 2015 and amended on October 23, 2020, where business operators use standard terms, notices, statements, shop bulletins, etc. in providing goods or services for consumers, business operators shall not coerce or coerce in disguised forms consumers to purchase and use goods or services provided by them or by their designated operators, and they shall not refuse to provide the corresponding goods or services to consumers who reject their unreasonable conditions, or raise fee rates for such consumers. On November 4, 2015, the General Office of the State Council issued the Guiding Opinions on Strengthening the Protection of Financial Consumers’ Rights and Interests, which stipulated that financial management departments shall, according to the requirements of the state on the development of inclusive finance, expand the coverage of inclusive finance and improve the permeability. Financial institutions shall attach importance to the diversity and difference of the needs of financial consumers, and actively support underdeveloped areas and low-income groups in having access to necessary and timely basic financial products and services.

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

Regulations Relating to Anti-Money Laundering

The Anti-money Laundering Law of the PRC was promulgated by the Standing Committee of the National People’s Congress in 2006, effective since January 1, 2007, and was subsequently amended on November 8, 2024. It sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establish sound internal controls for anti-money laundering and fulfill other obligations such as conducting customer due diligence, preserving the identity materials of customers and transaction records, reporting large-value transactions and suspicious transactions, and taking special preventive measures against money laundering, among others. Pursuant to the PRC Anti-money Laundering Law, financial institutions subject to the Anti-money Laundering Law include (i) financial institutions in the banking, securities, fund and futures, insurance and trust industries; (ii) non-banking payment institutions; and (iii) other institutions determined and announced by the anti-money laundering authority under the State Council and other institutions engaged in financial business as determined and announced by the anti-money laundering administrative authority of the State Council. Non-financial institutions with anti-money laundering obligations include (i) real estate development enterprises or real estate intermediaries providing housing sales, housing purchase and sale brokerage services; (ii) accounting firms, law firms and notary organs that are entrusted to deal with the purchase and sale of real estate for their customers, to manage funds, securities or other assets on a commission basis, to manage bank accounts and securities accounts on a commission basis, to raise funds for the establishment and operation of enterprises, or to act as an agent for the purchase and sale of business entities; (iii) dealers that engage in the spot trading of precious metals or precious stones whose value is above the prescribed amount; and (iv) other institutions that perform the anti-money laundering obligations determined by the anti-money laundering authority under the State Council in conjunction with the relevant departments of the State Council depending on money laundering risk profiles. The latest amendment also provides detailed requirements for different aspects of anti-money laundering obligations. The People’s Bank of China and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and designated non-financial institutions, such as insurance brokerage companies, insurance agencies and payment institutions.

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

The Measures for the Supervision and Administration of Combating Money Laundering and Financing of Terrorism by Financial Institutions was promulgated by the Peoples Bank of China, last amended September 30, 2025 and came into effect on December 1, 2025. The measures stipulate a financial institution shall establish a self-assessment system for risks of money laundering and financing of terrorism at the headquarters level, and assess risks of money laundering and financing of terrorism on a regular and irregular basis, and submit the self-assessment situation to the People’s Bank of China or the branch office of the People’s Bank of China at the place where it is located within 10 working days from the date of review by the board of directors or senior executives.

On October 31, 2025, the NRFA promulgated the Measures for the Customer Due Diligence of Financial Institutions and the Preservation of Customer Identity Information and Transaction Records, effective January 1, 2026. The measures stipulate financial institutions shall be diligent and conscientious, adhere to the principle of “know your customer”, identify and take reasonable measures to verify the identities of customers and their beneficial owners, and adopt appropriate due diligence measures based on the characteristics of customers, the nature of transactional activities, and the risk profile.

The Measures for the Supervision and Administration of Combating Money Laundering and Financing of Terrorism by Financial Institutions was promulgated by the People’s Bank of China and last amended September 30, 2025. They came into effect on December 1, 2025. These measures stipulate that a financial institution shall establish a self-assessment system for risks of money laundering and financing of terrorism at the headquarters level, and assess risks of money laundering and financing of terrorism on a regular and irregular basis, and submit the self-assessment situation to the People’s Bank of China or the branch office of the People’s Bank of China at the place where it is located within 10 working days from the date of review by the board of directors or senior executives.

On October 31, 2025, the NRFA promulgated the Measures for the Customer Due Diligence of Financial Institutions and the Preservation of Customer Identity Information and Transaction Records, which became effective on January 1, 2026. These measures stipulate that financial institutions shall be diligent and conscientious, adhere to the principle of “know your customer”, identify and take reasonable measures to verify the identities of customers and their beneficial owners, and adopt appropriate due diligence measures based on the characteristics of customers, the nature of transactional activities, and the risk profile.

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

On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, which became effective on January 1, 2025. The Regulation on Network Data Security Management consolidates and integrates various obligations of different types of cyber data processors, including general obligations of cyber data processors, obligations of personal information processors, obligations of key data processors, and obligations of network platform service providers. The Regulation on Network Data Security Management stipulates that cyber data processors should standardize data processing activities, implement cybersecurity level protection measures, establish network data security management systems, and develop network data security incident emergency plans. Furthermore, the Regulation on Network Data Security Management refines the provisions of the Personal Information Protection Law on notification, consent, and individual exercise of rights. Compared with the Draft for Comments version published on November 14, 2021, the official regulation removes the requirement that data processors seeking to list in Hong Kong whose activities affect or may affect national security should apply for cybersecurity review. Instead, the official regulation only stipulates that where network data handlers carry out network data processing activities that affect or may affect national security, they shall undergo a national security review in accordance with relevant national regulations.

On October 14, 2025, the Cyberspace Administration of China published the Measures for Personal Information Protection Certification for Outbound Data Transfer of Personal Information, effective January 1, which specify the key aspects of the personal information protection certification system, including its applicable scenarios and targets, certification evaluation content, implementation process, utilization of certification results, and post-certification supervision.

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

On December 25, 2024, the National People’s Congress passed the Value-added Tax Law of the PRC, which came into effect on January 1, 2026, replacing the Provisional Regulations on Value-added Tax, which was abolished accordingly. The Value-added Tax Law specifies that all entities and individuals engaged in the sale of goods, services, intangible assets, real estate and importation of goods within the territory of the PRC are value-added taxpayers. “A taxable transaction that occurs in China” refers to the following: (i) sales of goods where the place of departure or the location of the goods is in China; (ii) sales or leases of real estate or transfers of the right to use natural resources where the location of the real estate or natural resources is in China; (iii) sales of financial products where the financial products are issued in China or the seller is an entity or individual in China; and (iv) except where covered by items (i) and (iii) above, sales of services or intangible assets, services or intangible assets in China or which involve a seller that is an entity or individual in China. Any of the following circumstances is deemed as a taxable transaction and is subject to VAT: (i) the use of goods produced or goods processed on commission by an entity or individual business for collective welfare or personal consumption; (ii) the transfer of goods free of charge by an entity or individual business; or (iii) the transfer of intangible assets, real estate or financial products free of charge by an entity or individual.

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

On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, which cancels the restrictions on the domestic equity investment with capital of non-investment foreign-invested enterprises, including the capital obtained from foreign exchange settlement. Such investments should be real and should be in compliance with the laws, regulations and rules, including the provisions of the 2024 Negative List. In addition, it stipulates that qualified enterprises in certain pilot areas may use their capital income from capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the banks in advance for those domestic payments. On December 4, 2023, SAFE amended the above notice, explicitly defining the negative list for the use of capital income and facilitating pilot policies for cross-border financing nationwide.

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

On September 6,2024, the National Development and Reform Commission and the Ministry of Commerce jointly issued the 2024 Negative List, which became effective on November 1, 2024. Pursuant to that, if a domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

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

Shenzhen Ping An Financial Technology Consulting Co., Ltd is wholly owned by Ping An Insurance. Xinjiang Tongjun Equity Investment Limited Partnership is a limited partnership incorporated under the laws of the PRC, and each of the two individuals, Mr. Wenwei Dou and Ms. Wenjun Wang, owns 50% of Xinjiang Tongjun Equity Investment Limited Partnership’s interests. Shanghai Lanbang Investment Limited Liability Company is a company incorporated under the laws of the PRC that is wholly owned by Ping An Insurance through Shenzhen Ping An Financial Technology Consulting Co., Ltd. Linzhi Jinsheng Investment Management Limited Partnership is a limited partnership incorporated under the laws of the PRC, and Mr. Xuelian Yang owns 60% and Mr. Jingkui Shi owns 40% of Linzhi Jinsheng Investment Management Limited Partnership’s interests.

(2)

Shanghai Xiongguo and Shanghai Huikang Information Technology Co., Ltd. hold 99.995% and 0.005%, respectively, of the equity interests in Shanghai Lufax. Shanghai Xiongguo holds 100% of the equity interests in Shanghai Huikang Information Technology Co., Ltd., which in turn beneficially owns 100% of the equity interests in Shanghai Lufax.

(3)	Ping An Puhui Enterprises Management Co., Ltd. holds the remaining 9.375% of the equity interests in Chongqing Yuheao Commercial Information Consulting Co., Ltd.

(4)	Ping An Insurance holds the remaining 30% of the equity interests in Ping An Consumer Finance Co., Ltd.

(5)

Our principal subsidiaries also include Zhongshi Credit Management Co., Ltd., Shenzhen Jiayun Hua’ao Information Service Co., Ltd. and Shenzhen Tiankun Hengtai Investment Management Co., Ltd., controlled by us through de facto control.

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

In addition, the technology business of the Ping An ecosystem provides various financial and daily life services through internet platforms, conducted through: (i) OneConnect, a technology-as-a-service provider; (ii) Ping An Healthcare and Technology Company Limited, a leading online healthcare services platform in the PRC and listed on the Hong Kong Stock Exchange; and (iii) our company, the principal business of which is set out in this annual report.

We enjoy significant benefits by having members of Ping An Group as our principal shareholders and strategic partners and by having extensive cooperation across the Ping An ecosystem. Our business operations and development strategies are supported by Ping An Group in a number of key areas including branding, customer acquisition, credit enhancement, analytics and insights, licenses, and technology. As part of the Ping An ecosystem, we enjoy access to the rest of the Ping An ecosystem and products capabilities spanning insurance, investment, and banking. Through the Ping An ecosystem, we also have access to valuable insights built on analytics. In addition, many of the technologies that we use, such as facial and voice recognition technology, and AI and machine learning algorithms, have been licensed from Ping An Group and OneConnect.

On March 21, 2024, our board of directors resolved to recommend a special dividend of US$1.21 per ordinary share or US$2.42 per ADS, with an option for holders to elect payment in cash or wholly in the form of new shares or ADSs. Shareholders approved this special dividend on May 30, 2024. Following shareholder elections, approximately US$720 million was paid in cash, while 519,148,927 new ordinary shares and 33,513,980 new ADSs were issued. An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited, both wholly owned subsidiaries of Ping An Insurance and our shareholders, received 305,989,352 and 203,890,905 new ordinary shares, respectively. As a result, Ping An Insurance’s total holdings increased from 41.4% to 56.8% of the enlarged issued share capital, triggering a mandatory general offer under Rule 26 of the Hong Kong Code on Takeovers and Mergers. On September 27, 2024, Ping An Insurance, through An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited, offered to acquire all remaining outstanding ordinary shares and ADSs owned by other shareholders of us at a price of US$1.127 per ordinary share and US$2.254 per ADS, net in cash, excluding interest and subject to tax withholding. The offer period started from September 27, 2024 and ended on October 28, 2024. By the offer’s close, valid acceptances were received for 57,828 ADSs under the US portion of the offer, representing 115,656 ordinary shares (approximately 0.01% of the total issued ordinary shares as of October 28, 2024), and for 44,842 ordinary shares under the Lufax non-US portion of the offer (approximately 0.00% of the total issued Lufax Shares as of October 28, 2024).

Following the allotment and issuance of new ordinary shares under the special dividend regime, we have become a non-wholly-owned subsidiary of Ping An Insurance. Since July 2024, our financial results have been consolidated into the consolidated financial statements of Ping An Group.

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

D. Property, Plant and Equipment

We are headquartered in Shanghai. We had 380 offices in China and another 4 offices in Hong Kong and Indonesia as of December 31, 2024. The following table sets forth a summary of our facilities as of December 31, 2024:

	Number of Facilities	Aggregate Size (m2)
Guangdong	36	28,164
Jiangsu	54	34,569
Shanghai	15	31,436
Shandong	21	20,921
Hubei	16	14,631
Hebei	21	17,192
Sichuan	18	18,562
Anhui	19	14,575
Shanxi	13	14,026
Zhejiang	25	11,839
Others	146	109,108

Total	384	315,022

As of December 31, 2024, we owned two properties with a total gross floor area of 4,783 square meters.

We lease our premises under lease agreements. The lease terms vary typically from three months to five years. As of December 31, 2024, our leased properties have a total gross floor area of over 310,239 square meters.

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

Overview

We are a leading financial services enabler for SBOs in China. We are committed to providing SBOs with comprehensive, convenient financial products and services as well as enabling financial institution partners to reach and serve SBOs efficiently. In addition, we provide consumer finance products and services for retail consumers. We had a cumulative total of 19.0 million borrowers as of December 31, 2022, 20.9 million borrowers as of December 31, 2023, and 25.9 million borrowers as of December 31, 2024. The total outstanding balance of loans we enabled was RMB576.5 billion, RMB315.4 billion and RMB216.9 billion (US$29.7 billion) as of December 31, 2022, 2023 and 2024, respectively.

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

Under our consumer finance business model, we generate net interest income from loans originated by our consumer finance subsidiary. These loans are provided to individual consumers, and the net interest income is derived from the difference between the interest we charge on these loans and the cost of funding associated with them.

In addition to our core retail credit and enablement and consumer finance business, we earn other technology platform-based income for service fees generated from distribution of financial institutions’ products, and other income from account management service fee and other services fees. We also earned referral income from platform service for the referral service we provided to bank partners through Lujintong before its cessation of operation in April 2024.

Our total income was RMB57.6 billion in 2022, RMB34.3 billion in 2023, and RMB24.5 billion (US$3.4 billion) in 2024. Our profit (loss) before income tax expenses was RMB12.0 billion in 2022, RMB1.6 billion in 2023, and RMB(2.1) billion (US$(0.3) billion) in 2024. We had net profits (losses) of RMB7.9 billion in 2022, RMB1.0 billion in 2023 and RMB(3.6) billion (US$(0.5) billion) in 2024. We had a net margin of 13.6% in 2022, 2.8% in 2023 and (14.7)% in 2024.

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

Our total volume of new loans decreased from RMB495.4 billion in 2022 to RMB208.0 billion in 2023, and slightly rebounded to RMB213.1 billion in 2024. These factors have also led to an increase in defaults on loans, including loans we have enabled or made. A combination of the growth in the risk-bearing loan balance on our balance sheet and the growth in our off-balance sheet guarantee exposure from our financing guarantee business has caused us to incur more indemnity loss and book more provisions anticipating deteriorating asset quality of the loan portfolios.

We are strategically focused on prudent growth, prioritizing quality over quantity in our loan portfolio while growing our consumer finance business. As such, we are focused on attracting higher quality borrowers in more economically resilient regions, optimizing our sales channel structure and productivity, revising our products and pricing, and enhancing our risk management capabilities to protect our business health and resilience.

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

Delinquency rate is a backward looking indictor that reflects asset quality trend during a period in the past. For the quarter ended December 31, 2022, 2023 and 2024, our DPD 30+ delinquency rate was 4.6%, 6.9% and 4.8%, respectively, and our DPD 90+ delinquency rate was 2.6%, 4.1% and 2.9%, respectively. Flow rate is a forward-looking indicator that estimates the percentage of current loans that will become non-performing at the end of three months. Our flow rate for general unsecured loans was around 0.9% for the year ended December 31, 2022 before rising to around 1.3% for the year ended December 31, 2023 and further decrease to 1.0% for the year ended December 31, 2024. Similarly, our flow rate for secured loans was around 0.4% for the year ended December 31, 2022 and 0.6% for the year ended December 31, 2023 before rising to 0.8% for the year ended December 31, 2024. See “Item 4. Information on the Company-B. Business Overview—How We Enable Our Institutional Partners—Credit Risk Management” for more explanation.

To properly control the risk exposure in our consumer finance business, we have prudently managed our guarantee leverage ratio following “Regulations on the Supervision and Administration of Financing Guarantee Companies.” The regulations set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed 10 times its net assets, though the upper limit can be raised to 15 times for a financing guarantee company that mainly provides services to small and micro enterprises, the agriculture sector, rural villages and farmers. The guarantee leverage ratio of Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd, our subsidiary which provides financing guarantee services, was 2.0×, 1.8× and 3.3× as of December 31, 2022, 2023 and 2024, respectively. We believe we have ample room to further grow our guarantee business by taking on more risks but we will prudently keep the guarantee leverage ratio at an appropriate level.

The Evolution of Our Business Model

Anticipating the trend in regulatory guidance, we have been increasing the percentage of the risk that we bear on loans that we enable. The percentage of our total outstanding loans with credit risk exposure for our company increased from 23.5% as of December 31, 2022 to 39.8% as of December 31, 2023 and further to 74.5% as of December 31, 2024, including loans we guarantee through our financing guarantee subsidiary and loans we make through our consumer finance subsidiary and our microloan subsidiary.

We provide guarantee services through our financing guarantee subsidiary, which has licensed branches in 29 provinces. For loans funded by third parties requiring credit enhancement, we used to guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. However, in the fourth quarter of 2023, we successfully completed the transformation of our business to a 100% guarantee business model, under which our licensed financing guarantee subsidiary now provides a guarantee for each new loan transaction (excluding certain consumer finance loan products) without the use of third-party credit enhancement. As of December 31, 2024, 25.2% of financing guarantees for the outstanding balance of loans enabled by us were provided by third-party credit enhancement providers. We expect loan impairment provisions against the risk exposure on our outstanding loan portfolio to continue to increase in the short term as the remaining loans with third-party credit enhancement reach maturity and the percentage of the outstanding loans on which we bear credit risk continuously increases, which will act as a drag on our financial performance in 2025.

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

In addition, the evolution of our business model has led to changes in the structure of our total income. The income contribution from guarantee income increased from 12.8% in 2022 to 12.8% in 2023 and further to 14.6% in 2024. Meanwhile, the growth in our consumer finance business together with our increased use of consolidated third-party trust plans has led to growing income contribution from net interest income, which we recognize on loans funded by these sources. The income contribution from net interest income increased from 32.4% in 2022 to 38.2% in 2023 and further to 50.2% in 2024.

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

We strategically adjust our channel mix based on channel costs and effectiveness to enhance our ability to address the needs of the high quality borrowers we target. We have been revising our salesforce to concentrate on a smaller number of higher-quality borrowers and shifting to utilize more of our direct sales force channel for better quality control. We believe our ability to properly and efficiently mobilize our sales channels to acquire high quality borrowers is essential to strengthen the resilience of our business through economic cycles and sustain our long-term growth and profitability.

The Mix, Pricing and Effective Tenor of Products and Services

We offer products to meet different borrower needs, including general unsecured loans, secured loans and consumer finance loans, with a variety of tenors and sizes. We earn a mix of technology platform-based income, net interest income, guarantee income and penalty income, depending on the funding and credit enhancement arrangements. As our retail credit enablement service fees are comprised of loan enablement service fees and post-origination service fees, the relatively large ticket sizes and long tenors of the general unsecured loans and secured loans we enable give us a larger and more stable income stream with visibility beyond the current period.

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

Collaboration With Diversified Financial Institution Partners

Maintaining a healthy collaborative relationship with a diversified set of financial institution partners is critical to our business model. Many funding partners have worked with us for over three years. In 2024, 29.8% of the new loans we enabled were funded directly by a total of 79 banks, and another 22.5% by trust plans representing an even larger number of diverse partners. In 2024, only one funding source accounted for more than 10% of the funding for our outstanding loans. Historically, our ability to enable loans has not been constrained by our funding supply, but our funding supply in the future could be constrained by the commercial dynamics discussed in “—The Evolution of Our Business Model.” In addition, prior to our adoption of our 100% guarantee business model, we collaborated with seven third-party credit insurance companies, including primarily Ping An P&C, to provide credit enhancement for loans whose borrowers met their desired risk profile.

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

Operational Efficiency

Our operational efficiency and cost structure have a large impact on the results of our business. Our variable costs are primarily comprised of sales and marketing expenses and operation and servicing expenses. Our sales and marketing expenses primarily relate to borrower acquisition expenses and, to a much lesser extent, investor acquisition and retention expenses. Our fixed costs, which are primarily comprised of general and administrative expenses and technology and analytics expenses, benefit significantly from economies of scale. In particular, the application of advanced technology in our credit assessment and loan collection process scales up our capabilities without a proportionate increase in operational expenses. Our fixed costs as a percentage of our total income increased from 8.3% in 2022 to 11.0% in 2023, and further increased to 13.1% in 2024.

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

On- and Off-Balance Sheet Treatment of Loans and Risk Exposure

We have established diversified funding sources, including banks, trust plans and our own licensed consumer finance subsidiary and microloan subsidiary, to ensure that we have scalable and stable funding for the loans we enable. We help banks to source prospective borrowers and the banks extend loans to select individuals among those prospective borrowers using their own funds. We also work with trust companies to set up trust plans with loans that we enable as the underlying assets. We earn technology platform-based income for the loan enablement and post-origination services we provide to our funding partners and guarantee income for the credit enhancement services we provide. Third-party funding sources supplied a large majority of the funding for our outstanding loans in 2022, 2023 and 2024, with the remainder funded by us through our consumer finance subsidiary or our microloan subsidiary. Those loans that are funded by us are recorded on our balance sheet at net carrying amount, whether or not third parties provide credit enhancement on those loans.

Due to the needs of investors in certain trust plans with loans we enabled as the underlying assets, we hold subordinated tranches of the trust plans or put in guarantee deposits. We consolidate the loans under this trust funding model on our balance sheet. In addition, we consolidate trust plans under other circumstances based on control and variable return assessment in accordance with IFRS 10. The arrangement of consolidated and unconsolidated trust plans is quite similar while the variable return could be different, depending on a dynamic mix of commercial factors. With the decrease in investor’s return as a result of decrease in market interest rate and the increase in the proportion of loans on which we bear credit risk, the magnitude of variable return attributable to funding partners and/or credit enhancement providers declines accordingly, while the magnitude of variable return earned by us keeps relatively stable. As a result, more loans enabled with trust plans were consolidated since we were entitled to higher proportion of the variable return. As of December 31, 2022, 2023 and 2024, we consolidated 95.6%, 96.0% and 96.7%, respectively, of the outstanding balance of loans we enabled with trusts as the funding source. All cash flows directly attributable to these on-balance sheet loans, including the contractual interest income, service fees, guarantee fees, and borrower acquisition expenses, are recorded as net interest income using the effective interest method in accordance with IFRS 9. As a result, the net carrying value of the loans we enabled plus the interest receivables on those loans amounted to RMB211.4 billion as of December 31, 2022, RMB129.7 billion as of December 31, 2023, and RMB111.5 billion (US$15.3 billion) as of December 31, 2024, which was recorded as loans to customers on our balance sheet.

As of December 31, 2022, 2023 and 2024, we had credit risk exposure to 23.5%, 39.8% and 74.5%, respectively, of the outstanding balance of the loans we enabled. The credit risk exposure between our third-party external partners and ourselves is on a pari passu basis, meaning that we share all losses in proportion to our respective commitments. The parties that provide credit enhancement will indemnify the lender when the loans that we enabled are 80 days past due. We need to record losses only to the extent of our exposed credit risk based on our guarantee products. For those loans that are less than 90 days past due, we will apply our estimation on the probability of default and loss given default under the expected credit loss impairment model to reach an amount of expected impairment losses which is charged to our income statement under impairment losses. If the loans are 90 days past due, we record our losses based on our best estimate of recoverable amount.

Key Operating Metrics

We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

	As of or For the Year Ended December 31,
	2022	2023	2024
Number of active borrowers (thousands)	4,805	3,924	5,038
Number of active funding partners	81	85	85

	(RMB in billions except where otherwise indicated)
Outstanding balance of loans enabled	576.5	315.4	216.9
General unsecured loans	423.8	207.9	124.8
Secured loans	123.1	70.4	42.0
Consumer finance loans	29.7	37.1	50.1
Percentage with risk exposure for our company	23.5%	39.8%	74.5%
Off-balance sheet	360.4	180.1	102.5
Without credit risk exposure	291.9	125.2	34.4
With credit risk exposure	68.5	54.9	68.0
On-balance sheet	216.1	135.3	114.4
Without credit risk exposure	149.2	64.6	20.9
With credit risk exposure	66.9	70.7	93.5
Volume of new loans enabled	495.4	208.0	213.1
Off-balance sheet	279.5	81.5	65.8
Without credit risk exposure	219.8	42.9	0.4
With credit risk exposure	59.7	38.6	65.4
On-balance sheet	215.8	126.5	147.4
Without credit risk exposure	125.3	35.3	14.5
With credit risk exposure	90.6	91.2	132.9
Financing guarantee subsidiary leverage ratio (×)(1)	2.0 ×	1.8 ×	3.3 ×
Net assets of financing guarantee subsidiary	47.9	44.6	32.9
Net assets of Lufax Holding (consolidated)	93.7	92.5	83.6
30 day+ delinquency rate(2) (%)	4.6%	6.9%	4.8%
90 day+ delinquency rate(2) (%)	2.6%	4.1%	2.9%
Cost-to-income ratio(3) (%)	47.7%	57.9%	55.7%
Credit impairment losses	16.5	12.7	12.6

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

Key Components of Our Results of Operations

Income

The proportion of our total income that constitutes technology platform-based income has declined from 50.7% in 2022 to 33.3% in 2024 as our net interest income has increased from 32.4% to 50.2% and our guarantee income has increased from 12.8% to 14.6% over the same period of time. This evolution in the mix of our total income is driven primarily by changes in our business model as we have gradually taken on more credit risk, changes in funding mix and growth in our consumer finance business.

Our on-balance sheet loans include loans that we fund ourselves directly through our licensed microloan and consumer finance subsidiaries and loans that are funded by consolidated trust plans and generate interest income recognized under IFRS 9. Our off-balance sheet loans generate loan enablement service fees and post-origination service fees recognized under IFRS 15 and guarantee income to the extent that we supply part of the credit enhancement service. Although the underlying business arrangements might be similar, the application of IFRS 15 or IFRS 9 can have an impact on the timing and amount of fee or interest income recognition. Early repayment of loans by borrowers will reduce the number of months that the fees or interest income are being recognized and thus affect the total amount of fees or interest income in absolute terms.

The following table sets forth the breakdown of our total income, both in absolute amounts and as percentages of our total income, for the years indicated:

	For the Year Ended December 31,
	2022		2023		2024
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(restated)		(restated)
	(in millions, except percentages)
Technology platform-based income	29,215	50.7	15,319	44.7	8,161	1,118	33.3
Net interest income	18,682	32.4	13,112	38.2	12,311	1,687	50.2
Guarantee income	7,373	12.8	4,392	12.8	3,580	490	14.6
Other income	1,840	3.2	1,391	4.1	1,508	207	6.2
Investment income/(loss)	513	0.9	80	0.2	(1,046)	(143)	(4.3)
Share of net profit/(loss) of investments accounted for using the equity method	(0)	(0.0)	(5)	(0.0)	(1)	(0)	(0.0)

Total income	57,622	100.0	34,289	100.0	24,513	3,358	100.0

Technology Platform-based Income

Technology platform-based income includes retail credit and enablement service fees and other technology platform-based income. Retail credit and enablement service fees include loan enablement services and post-origination services, which are considered to be two distinctive services under one product provided to our borrowers and funding partners, as well as referral income from platform service, which includes income from the referral service we used to provide to bank partners through Lujintong. Loan enablement services include credit assessment of the borrower, enabling loans from the funding partner to the borrower and providing technical assistance to the borrower and the funding partner. Post-origination services include repayment reminders, payment processing, and collection services. Lujintong was designed to help banks with strong risk capabilities acquire borrowers directly through dispersed third-party agents nation-wide. Under this model, we earned referral fees based on transaction volume and did not participate in credit risk assessment and sharing. As a result, we do not count loans enabled through Lujintong as part of our volume of new loans enabled or our total outstanding loans. We downscaled the operations of Lujintong in 2023 and ceased its operation in April 2024. Other technology platform-based income includes service fees generated from distribution of financial institutions’ products including asset management plans, bank products, mutual funds, trust plans and other products.

The following table sets forth the breakdown of our technology platform-based income for the years indicated:

	For the Year Ended December 31,
	2022		2023		2024
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(restated)		(restated)
	(in millions, except percentages)
Retail credit and enablement service fees
Loan enablement service fees	3,446	11.8	979	6.4	1,572	19.3
Post-origination service fees	24,028	82.2	13,729	89.6	6,481	79.4
Referral income from platform service	1,147	3.9	426	2.8	14	0.2

Retail credit and enablement service fees	28,621	98.0	15,134	98.8	8,066	98.8
Other technology platform-based income	593	2.0	185	1.2	95	1.2

Total technology platform-based income	29,215	100.0	15,319	100.0	8,161	100.0

We do not provide loan enablement services or post-origination services on a standalone basis. Loan enablement service fees and post-origination service fees are recognized upon completion of different performance obligations, and they include the service fees for both the off-balance sheet loans newly enabled during the current financial year and those had been enabled in previous years.

The following table sets forth the sum of the loan enablement service fees and post-origination service fees that is expected to arise from the remaining performance of long-term contracts for our financial enablement services as of December 31, 2024. Upon the fulfillment of the obligations under service contracts, the fees are expected to be recognized in the respective periods in the amounts as described in the table below given the best estimated loan repayment time. The actual amount that we recognize is subject to the actual repayment behavior of borrowers, which may differ from the estimation in our model. If early repayment increases, the total service fee expected to be paid by the borrowers decreases, thus decreasing the income we recognize for each of the loans enabled, and the reverse is true if early repayment decreases. Although the estimate of loan repayment time represents our best estimate based on the information that is currently available to us, there is no assurance that the actual loan repayment time will not deviate from our best estimate, which in turn would affect the income in the respective expected periods of recognition.

	Amount	Percentage
	(RMB in millions)	(%)
Expected period of recognition
2025	2,690	53.2
2026	1,567	31.0
2027	800	15.8
2028	0	0

Total	5,058	100.0

When predicting the repayment behavior of borrowers and effective tenor of loans, historical early repayment data is the key indicator of future trends. On a regular basis, we review the actual early repayments that have occurred and adjust the early repayment assumption to update our best estimate of the effective tenor for outstanding loans.

The table below sets forth the estimated effective tenor of loans that we do not consolidate on our balance sheet, after considering the actual early repayments that have occurred and expected future early repayments, as of December 31, 2022, 2023 and 2024.

	As of December 31,
	2022	2023	2024
	(months)
Estimated Effective Tenor for Off-Balance Sheet Loans
General unsecured loans	19.75	20.46	21.70
Secured loans	14.62	15.50	15.41

The table below sets forth the impact of changes in estimated effective tenor on the sum of loan enablement service fees and post-origination service fees of RMB5,058 million expected as of December 31, 2024 to be recognized in the remaining period of the loans when the remaining performance obligations are satisfied.

	General unsecured loans	Secured loans	Total
	(RMB millions)
Change in estimated effective tenor
-1 month	115	22	137
+1 month	116	23	139

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

In May 2020, we also started to serve consumers under our licensed consumer finance subsidiary. As a result, the net carrying value of the loans we originated plus the interest receivables on those loans amounted are categorized as on-balance sheet outstanding loans and recorded as loans to customers on our balance sheet. See “—On- and Off-Balance Sheet Treatment of Loans and Risk Exposure.”

The following table sets forth the breakdown of our net interest income for the years indicated.

	For the Year Ended December 31,
	2022		2023		2024
	(restated)		(restated)
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
Loans originated by consolidated trust plans:
Interest income	25,561	136.8	15,401	117.5	9,634	78.3
Interest expenses	(10,202)	(54.6)	(6,576)	(50.2)	(2,784)	(22.6)

Net interest income from loans originated by consolidated trust plans	15,359	82.2	8,825	67.3	6,850	55.6
Loans originated by financial institutions:
Interest income	4,024	21.5	5,008	38.2	6,528	53.0
Interest expenses	(701)	(3.8)	(720)	(5.5)	(1,066)	(8.7)

Net interest income from loans originated by financial institutions	3,323	17.8	4,287	32.7	5,462	44.4

Total net interest income	18,682	100.0	13,112	100.0	12,311	100.0

Guarantee Income

Whether under our bank-funding model or trust-funding model, 25.2% of financing guarantees for the outstanding balance of loans enabled by us were provided by third-party credit enhancement providers as of December 31, 2024. We earn guarantee income as a return to our credit risk exposure to the extent that we provide credit enhancement service for loans we enable. We do not provide guarantees as a stand-alone service for loans that we did not enable. Guarantee income consists of the fees we charge to our borrowers for the guarantee services we provide on loan products. As we have increased the proportion of the loans we enable for which we provide credit enhancement, guarantee income has accounted for an increasing though still relatively low proportion of our total income, from 12.8% in 2022 to 12.8% in 2023 and 14.6% in 2024.

Other Income

Other income includes account management service fees and other services fees. Account management service fees represent service fees charged to credit enhancement providers for reminder services provided to them for loans enabled by us that are covered by their credit enhancement services. Other income accounted for 3.2% of our total income in 2022, 4.1% of our total income in 2023, and 6.2% of our total income in 2024.

Investment Income/(losses)

Investment income/(losses) primarily consists of interest income and realized and unrealized gains and losses on financial assets and financial investments, which mainly consist of mutual funds, trust plans, structured deposits, bank wealth management products, debt securities and other debt investments. Investment income accounted for 0.9% of our total income in 2022, 0.2% of our total income in 2023 and (4.3)% of our total income in 2024.

Total Expenses

Our expenses include sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses, and credit impairment costs, among others. The following table sets forth the breakdown of our expenses, both in absolute amounts and as percentages of our total income, for the years indicated:

	For the Year Ended December 31,
	2022		2023		2024
	(restated)		(restated)
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except percentages)
Sales and marketing expenses	15,765	34.6	9,889	30.2	5,406	741	20.3
General and administrative expenses	2,885	6.3	2,350	7.2	2,024	277	7.6
Operation and servicing expenses	6,922	15.2	6,193	18.9	5,034	690	18.9
Technology and analytics expenses	1,897	4.2	1,406	4.3	1,178	161	4.4
Credit impairment losses	16,512	36.2	12,696	38.8	12,613	1,728	47.4
Asset impairment losses	427	0.9	31	0.1	—	—	—
Finance costs	1,173	2.6	349	1.1	85	12	0.3
Other (gains)/losses – net	(5)	0.0	(213)	(0.7)	253	35	1.0

Total expenses	45,576	100.0	32,700	100.0	26,592	3,643	100.0

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of borrower acquisition expenses, investor acquisition and retention expenses, general sales and marketing expenses and referral expenses from platform service.

Our borrower acquisition expenses mainly represent the expenses we incur for off-balance sheet loan enablement as compensation to our sales employees and third-party channels. Borrower acquisition expenses are capitalized and amortized on a systematic basis consistent with revenue recognition. For our on-balance sheet loans, as part of the cash flows directly attributable to the loans, the corresponding expenses were reflected in net interest income rather than in borrower acquisition expenses, in accordance with IFRS 9.

The following table sets forth the breakdown of our borrower acquisition costs, both in absolute amounts and percentages of total borrower acquisition costs, for the years indicated:

	For the Year Ended December 31,
	2022		2023		2024
	(restated)		(restated)
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
Direct sales	3,814	48.5	2,593	51.6	1,624	59.2
Channel partners	3,555	45.2	2,135	42.4	982	35.8
Online and telemarketing	496	6.3	302	6.0	139	5.0

Total borrower acquisition expenses	7,865	100.0	5,031	100.0	2,746	100.0

The borrower acquisition costs are all related to the off-balance sheet loans. For our on-balance sheet loans, the corresponding expenses are reflected in net interest income rather than in borrower acquisition expenses, in accordance with IFRS 9.

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

The following table sets forth the breakdown of our sales and marketing expenses, both in absolute amounts and as percentages of our total sales and marketing expenses, for the years indicated:

	For the Year Ended December 31,
	2022		2023		2024
	(restated)		(restated)
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
Borrower acquisition expenses	7,865	49.9	5,031	50.9	2,746	50.8
Investor acquisition and retention expenses	301	1.9	24	0.2	35	0.6
General sales and marketing expenses	6,662	42.3	4,399	44.5	2,626	48.6
Referral expenses from platform service	937	5.9	435	4.4	—	—

Total sales and marketing expenses	15,765	100.0	9,889	100.0	5,406	100.0

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

Impairment Losses

Under IFRS 9, we use an expected loss model to determine and recognize impairments, which were recorded within credit impairment losses.

The following table sets forth credit and asset impairment losses for the years indicated:

	For the Year Ended December 31,
	2022	2023	2024
	(restated)	(restated)
	(RMB in millions)
Credit impairment losses	16,512	12,696	12,613
Asset impairment losses	427	31	—

Total	16,939	12,727	12,613

The following table sets forth the key components of impairment losses for the years indicated:

	For the Year Ended December 31,
	2022	2023	2024
	(restated)	(restated)
	(RMB in millions)
Loan-related(1)	15,930	12,728	12,366
Investment-related(2)	539	(27)	247
Others(3)	470	26	—

Total	16,939	12,727	12,613

Notes:

(1)

Loan-related impairment losses consist of actual and expected losses from loans to customers, accounts and other receivables and contract assets related to our retail credit and enablement business and guarantee contracts.

(2)	Investment-related impairment losses consist of losses from financial assets at amortized cost.
(3)	Other impairment losses primarily consist of losses from accounts and other receivables related to wealth management business, goodwill and intangible assets.

Credit impairment losses decreased by 0.7% from RMB12.7 billion in 2023 to RMB12.6 billion in 2024, primarily due to the increase in provision of loans and receivables as a result of the increased risk-bear loan balance, partially offset by the decrease of actual losses.

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

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital. If our Hong Kong subsidiary finds itself to have satisfied all the requirements under the tax arrangement, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%, provided that the corresponding documentations are kept for future regulatory inspection.

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

Income Tax Expenses

For the years ended December 31, 2022, 2023 and 2024, our income tax expenses were RMB4.2 billion, RMB0.6 billion and RMB1.5 billion (US$0.2 billion), respectively. Our effective tax rate was 34.8%, 40.0% and (73.4%) for 2022, 2023 and 2024, respectively. In 2022 and 2023, our effective tax rate was higher than the PRC enterprise income tax rate of 25% primarily due to the reversal of deferred tax assets recognized in prior years. In 2024, the effective tax rate is higher than the PRC enterprise income tax rate of 25%, mainly attributable to increasing overseas dividend withholding tax and the reversal of deferred tax assets recognized in prior years, and is negative as we recorded a loss before income tax.

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

	For the Year Ended December 31,
	2022	2023	2024
	(restated)	(restated)
	(RMB)	(RMB)	(RMB)	(US$)
	(in millions)
Technology platform-based income
Retail credit and enablement service fees
Loan enablement service fees	3,446	979	1,572	215
Post-origination service fees	24,028	13,729	6,481	888
Referral income from platform service	1,147	426	14	2

Retail credit and enablement service fees	28,621	15,134	8,066	1,105
Other technology platform-based income	593	185	95	13

Total technology platform-based income	29,215	15,319	8,161	1,118
Net interest income	18,682	13,112	12,311	1,687
Guarantee income	7,373	4,392	3,580	490
Other income	1,840	1,391	1,508	207
Investment income/(losses)	513	80	(1,046)	(143)
Share of net losses of investments accounted for using the equity method	0	(5)	(1)	(0)

Total income	57,622	34,289	24,513	3,358
Sales and marketing expenses:
Borrower acquisition expenses	(7,865)	(5,031)	(2,746)	(376)
Investor acquisition and retention expenses	(301)	(24)	(35)	(5)
General sales and marketing expenses	(6,662)	(4,399)	(2,626)	(360)
Referral expenses from platform service	(937)	(435)	—	—

Sales and marketing expenses	(15,765)	(9,889)	(5,406)	(741)
General and administrative expenses	(2,885)	(2,350)	(2,024)	(277)
Operation and servicing expenses	(6,922)	(6,193)	(5,034)	(690)
Technology and analytics expenses	(1,897)	(1,406)	(1,178)	(161)
Credit impairment losses	(16,512)	(12,696)	(12,613)	(1,728)
Asset impairment losses	(427)	(31)	—	—
Finance costs	(1,173)	(349)	(85)	(12)
Other gains/(losses) – net	5	213	(253)	(35)

Total expenses	(45,576)	(32,700)	(26,592)	(3,643)
Profit/(loss) before income tax expenses	12,046	1,588	(2,079)	285
Less: Income tax expenses	(4,188)	(635)	(1,525)	(209)

Net profit/(loss) attributable to:
Owners of our company	7,777	810	(3,871)	(530)
Non-controlling interests	81	143	267	37

	7,858	953	(3,604)	(494)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Technology Platform-based Income

Our technology platform-based income decreased by 46.7% from RMB15.3 billion in 2023 to RMB8.2 billion (US$1.1 billion) in 2024. This decrease was primarily due to a decrease of 46.7% in retail credit and enablement service fees from RMB15.1 billion in 2023 to RMB8.1 billion (US$1.1 billion) in 2024 and a decrease of 48.7% in other technology platform-based income from RMB0.2 billion in 2023 to RMB0.1 billion (US$13 million) in 2024.

The decrease of 46.7% in retail credit and enablement service fees was mainly due to a decrease of 52.8% in post-origination service fees from RMB13.7 billion in 2023 to RMB6.5 billion (US$0.9 billion) in 2024, primarily due to a decrease in the balance of off-balance sheet loans, as well as a decrease of 96.8% in referral income from platform services from RMB425.9 million in 2023 to RMB13.8 million (US$1.9 million) in 2024, primarily due to the cessation of Lujintong operations in April 2024, which was partially offset by a 60.6% increase from RMB979.0 million in 2023 to RMB1.6 billion (US$0.2 billion) in loan enablement services fees in 2024.

Net Interest Income

Our net interest income decreased by 6.1% from RMB13.1 billion in 2023 to RMB12.3 billion (US$1.7 billion) in 2024.

Consolidated Trust Plans

Our net interest income from consolidated trust plans decreased by 22.4% from RMB8.8 billion in 2023 to RMB6.8 billion (US$0.9 billion) in 2024. Interest income from consolidated trust plans decreased by 37.4% from RMB15.4 billion in 2023 to RMB9.6 billion (US$1.3 billion) in 2024, and interest expenses decreased by 57.7% from RMB6.6 billion in 2023 to RMB2.8 billion (US$0.4 billion) in 2024, in both cases primarily due to the decrease in our average balance of loans originated by consolidated trust plans in 2024. Interest income represents interest income receivable by loans funded by these trust plans while interest expenses represent interest payable by these consolidated trust plans to their investors.

Microloans and Consumer Finance

Our net interest income from microloans and consumer finance increased by 27.4% from RMB4.3 billion in 2023 to RMB5.5 billion (US$0.7 billion) in 2024. Interest income from microloans and consumer finance increased by 30.4% from RMB5.0 billion in 2023 to RMB6.5 billion (US$0.9 billion) in 2024, primarily due to the expansion of our consumer finance business. Interest expense from microloans and consumer finance remained stable at RMB1.1 billion (US$0.1 billion) in 2024, compared to RMB0.7 billion in 2023.

Guarantee Income

Our guarantee income decreased by 18.5% from RMB4.4 billion in 2023 to RMB3.6 billion (US$0.5 billion) in 2024. This decrease was primarily due to a decrease in the amount of off-balance loans guaranteed by us and a lower average fee rate.

Investment Income

We recorded an investment income of RMB80 million in 2023 and an investment loss of RMB1.0 billion (US$0.1 billion) in 2024, mainly due to increased losses associated with certain investment assets.

Other Income

Our other income increased by 8.4% from RMB1.4 billion in 2023 to RMB1.5 billion (US$0.2 billion) in 2024. This increase was primarily due to an increase in account management fees driven by increased collections in 2024, partially offset by a decrease in post-loan account management fees and collateral registration income from external insurance companies.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 45.3% from RMB9.9 billion in 2023 to RMB5.4 billion (US$0.7 billion) in 2024, mainly due to a decrease in new sales and optimization of staff cost.

Borrower Acquisition Expenses

Our borrower acquisition expenses decreased by 45.4% from RMB5.0 billion in 2023 to RMB2.7 billion (US$0.4 billion) in 2024. Our borrower acquisition expenses primarily represent the expenses we incur as compensation for new loans we enabled that generated technology platform-based income, both for loans enabled in 2024 and for loans enabled in prior years whose remaining balance and tenor of obligations had not lapsed. The decrease in borrower acquisition expenses was primarily due to a decrease in new loan sales.

Investor Acquisition and Retention Expenses

Our investor acquisition and retention expenses increased by 44.6% from RMB24.0 million in 2023 to RMB34.8 million (US$4.8 million) in 2024.

General Sales and Marketing Expenses

Our general sales and marketing expenses decreased by 40.3% from RMB4.4 billion in 2023 to RMB2.6 billion (US$0.4 billion) in 2024. This decrease was primarily due to the decrease in staff costs for sales and marketing personnel.

Referral Expenses From Platform Service

Our referral expenses from platform service decreased by 100% from RMB435.1 million in 2023 to RMB0.0 million (US$0.0 million) in 2024. This decrease was primarily due to the downsize of Lujintong operations in 2023 and the further cessation of Lujintong operations in April 2024.

General and Administrative Expenses

Our general and administrative expenses decreased by 13.9% from RMB2.4 billion in 2023 to RMB2.0 billion (US$0.3 billion) in 2024. This decrease was primarily due to our expense control measures.

Operation and Servicing Expenses

Our operation and servicing expenses decreased by 18.7% from RMB6.2 billion in 2023 to RMB5.0 billion (US$0.7 billion) in 2024, primarily due to a decrease in loan-related operating expenses, our expense control measures and the decrease in the loan balance, partially offset by the increased resources we invested in collection services.

Technology and Analytics Expenses

Our technology and analytics expenses decreased by 16.2% from RMB1.4 billion in 2023 to RMB1.2 billion (US$0.2 billion) in 2024. This decrease was primarily due to the expense control measures we adopted.

Impairment Losses

Our impairment losses, including credit impairment losses and asset impairment losses, decreased by 0.9% from RMB12.7 billion in 2023 to RMB12.6 billion (US$1.7 billion) in 2024.

Credit impairment losses decreased by 0.7% from RMB12.7 billion for the year ended December 31, 2023 to RMB12.6 billion for the year ended December 31, 2024, primarily due to the decrease of actual losses, partially offset by the increase in provision of loans and receivables as a result of the increased risk-bearing loan balance.

Asset impairment improved from a loss of RMB31.2 million in 2023 to nil in 2024.

Finance Costs

Our finance costs decreased by 75.7% from RMB349.2 million in 2023 to RMB84.8 million (US$11.6 million) in 2024, primarily due to decrease in financing for non-consumer finance entities and a decrease in interest expenses for our notes after their repayment in July 2023 primarily due to a decrease in interest expenses, which is in turn mainly driven by the repayment of optionally convertible promissory notes in 2023, partially offset by a decrease in bank interest income.

Other gains/(losses) – net

We recognized other gains – net of RMB213.0 million in 2023, while we recognized other loss – net of RMB252.6 million (US$34.6 million) in 2024. The change was primarily due to foreign exchange losses we recognized in 2024.

Income Tax Expenses

Our income tax expenses increased by 140.0% from RMB0.6 billion for the year ended December 31, 2023 to RMB1.5 billion (US$0.2 million) for the year ended December 31, 2024 due to increasing overseas dividend withholding tax and the reversal of deferred tax assets recognized in prior years.

Net Profits/(Loss)

As a result of the above, our net profit of RMB1.0 billion in 2023 became a loss of RMB3.6 billion (US$0.5 billion) in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Technology Platform-based Income

Our technology platform-based income decreased by 47.6% from RMB29.2 billion in 2022 to RMB15.3 billion in 2023. This decrease was primarily due to a decrease of 47.1% in retail credit and enablement service fees from RMB28.6 billion in 2022 to RMB15.1 billion in 2023 and a decrease of 68.9% in other technology platform-based income from RMB0.6 billion in 2022 to RMB0.2 billion in 2023. The decrease of 47.1% in retail credit and enablement service fees was mainly due to a decrease of 42.9% in post-origination service fees from RMB24.0 billion in 2022 to RMB13.7 billion in 2023 and a decrease of 71.6% in loan enablement service fees from RMB3.4 billion in 2022 to RMB1.0 billion in 2023, which were primarily due to a decrease in new loan sales and balance of our off-balance sheet loans which were funded by banks and by unconsolidated trust plans, and a decrease of 62.9% in referral income from platform services from RMB1.1 billion in 2022 to RMB0.4 billion in 2023 as a result of the decrease in new loan sales through Lujintong.

Net Interest Income

Our net interest income decreased by 29.8% from RMB18.7 billion in 2022 to RMB13.1 billion in 2023.

Consolidated Trust Plans

Our net interest income from consolidated trust plans decreased by42.5% from RMB15.4 billion in 2022 to RMB8.8 billion in 2023. Interest income from consolidated trust plans decreased by 39.7% from RMB25.6 billion in 2022 to RMB15.4 billion in 2023, and interest expenses decreased by 35.5% from RMB10.2 billion in 2022 to RMB6.6 billion in 2023, in both cases primarily due to the decrease in our average balance of loans originated by consolidated trust plans. Interest income represents interest income receivable by loans funded by these trust plans while interest expenses represent interest payable by these consolidated trust plans to their investors.

Microloans and Consumer Finance

Our net interest income from microloans and consumer finance increased by 29.0% from RMB3.3 billion in 2022 to RMB4.3 billion in 2023. Interest income from microloans and consumer finance increased by 24.4% from RMB4.0 billion in 2022 to RMB5.0 billion in 2023. Interest expense from microloans and consumer finance remained stable at RMB0.7 billion in 2023, compared to RMB0.7 billion in 2022. The increase in interest income from microloans and consumer finance was primarily due to the expansion of our consumer finance business.

Guarantee Income

Our guarantee income decreased by 40.4% from RMB7.4 billion in 2022 to RMB4.4 billion in 2023. This decrease was primarily attributable to a decrease in the loan balance and a lower average fee rate.

Investment Income

Our investment income decreased from RMB0.5 billion in 2022 to RMB0.1 billion in 2023.

Other Income

Our other income decreased by 24.4% from RMB1.8 billion in 2022 to RMB1.4 billion in 2023. This decrease was primarily attributable to the change of fee structure that we charged to our credit enhancement partners.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 37.3% from RMB15.8 billion in 2022 to RMB9.9 billion in 2023.

Borrower Acquisition Expenses

Our borrower acquisition expenses decreased by 36.0% from RMB7.9 billion in 2022 to RMB5.0 billion in 2023. Our borrower acquisition expenses primarily represent the expenses we incur as compensation for new loans we enabled that generated technology platform-based income, both for loans enabled in 2023 and for loans enabled in prior years whose remaining balance and tenor of obligations had not lapsed. The decrease in borrower acquisition expenses was primarily due to the decreased new loan sales.

Investor Acquisition and Retention Expenses

Our investor acquisition and retention expenses decreased by 92.0% from RMB301.1 million in 2022 to RMB24.0 million in 2023. This decrease was primarily due to the decreased transaction volume.

General Sales and Marketing Expenses

Our general sales and marketing expenses decreased by 34.0% from RMB6.7 billion in 2022 to RMB4.4 billion in 2023. This decrease was primarily due to the decrease in staff costs for sales and marketing personnel.

Referral Expenses From Platform Service

Our referral expenses from platform service decreased by 53.5% from RMB936.6 million in 2022 to RMB435.1 million in 2023. This decrease was primarily due to the decrease in new loan sales through Lujintong.

General and Administrative Expenses

Our general and administrative expenses decreased by 18.5% from RMB2.9 billion in 2022 to RMB2.4 billion in 2023. This decrease was primarily due to our expense control measures and the decrease in taxes and surcharges in connection with a decrease in revenue.

Operation and Servicing Expenses

Our operation and servicing expenses decreased by 10.5% from RMB6.9 billion in 2022 to RMB6.2 billion in 2023, primarily due to our expense control measures and the decrease in the loan balance, partially offset by the increased resources we invested in collection services.

Technology and Analytics Expenses

Our technology and analytics expenses decreased by 25.9% from RMB1.9 billion in 2022 to RMB1.4 billion in 2023. This decrease was primarily due to our improved efficiency and the expense control measures we adopted.

Impairment Losses

Our impairment losses, including credit impairment losses and asset impairment losses, decreased by 24.9% from RMB16.9 billion in 2022 to RMB12.7 billion in 2023.

Credit impairment losses decreased by 23.1% from RMB16.5 billion in 2022 to RMB12.7 billion in 2023, primarily due to the decrease in provision of loans and receivables as a result of the decreased loan balance, partially offset by the increase of actual losses.

Asset impairment losses decreased by 92.7% from RMB427.1 million in 2022 to RMB31.2 million in 2023, primarily due to the higher base of impairment loss for the year ended December 31, 2022 as a result of impairment loss of long term investment.

Finance Costs

Our finance costs decreased by 70.2% from RMB1,172.8 million in 2022 to RMB349.2 million in 2023, primarily due to the decreased interest expenses as a result of our early repayment of Ping An Convertible Promissory Notes and repayment of optionally convertible promissory notes.

Income Tax Expenses

Our income tax expenses decreased by 84.8% from RMB4,187.8 million in 2022 to RMB635.4 million in 2023. The decrease was primarily due to the decrease in profit before income tax expenses.

Net Profits

As a result of the above, our net profits decreased by 87.9% from RMB7.9 billion in 2022 to RMB1.0 billion in 2023.

B.	Liquidity and Capital Resources

We had net cash generated from operating activities of RMB4,955.1 million, RMB12,720.4 million and RMB1,816.8 million (US$248.9 million) in 2022, 2023 and 2024, respectively.

In addition to net cash generated from operating activities, we raised cash from three rounds of equity financing prior to our initial public offering, the first two in 2015 and 2016, and the third with separate closings in 2018 and 2019, as well as a three-year syndicated loan facility agreement and our initial public offering in 2020.

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2022	2023	2024
	(restated)	(restated)
	(RMB)	(RMB)	(RMB)	(US$)
	(in millions)
Summary Consolidated Cash Flows Data:
Net cash generated from operating activities	4,955	12,720	1,817	249
Net cash generated from/(used in) investing activities	7,993	(3,470)	2,669	366
Net cash used in financing activities	(9,932)	(20,248)	(11,282)	(1,546)
Effect of exchange rate changes on cash and cash equivalents	57	(20)	17	2

Net increase/(decrease) in cash and cash equivalents	3,073	(11,018)	(6,779)	(929)
Cash and cash equivalents at beginning of the year	26,522	29,595	18,577	2,545

Cash and cash equivalents at end of the year	29,595	18,577	11,798	1,616

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

As of December 31, 2024, we had RMB29.9 billion (US$4.1 billion) in cash at bank, of which 96.6% was held in Renminbi. All of our cash at bank are held by major financial institutions located in China, which we believe are of high credit quality. As of December 31, 2024, there was one bank with which our cash and cash equivalents balance exceeded 10% of our total cash at bank. We had cash generated from operating activities of RMB5.0 billion, RMB12.7 billion and RMB1.8 billion (US$0.2 billion) in the year ended December 31, 2022, 2023 and 2024, respectively.

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

Operating Activities

Net cash generated from operating activities for the year ended December 31, 2024 was RMB1.8 billion (US$0.2 billion), as compared to loss before income tax expenses of RMB2.1 billion (US$0.3 billion) for the same period. The difference was primarily due to a decrease in loans to customers and accounts and other receivables of RMB17.9 billion and a decrease in accounts and other payables of RMB22.1 billion.

Net cash generated from operating activities for the year ended December 31, 2023 was RMB12.7 billion, as compared to profit before income tax expenses of RMB1.6 billion for the same period. The difference was primarily due to a decrease in loans to customers and accounts and other receivables of RMB103.9 billion and a decrease in accounts and other payables of RMB97.9 billion. The decrease in loans to customers and accounts and other receivables was mainly due to the decrease in outstanding balance of loans originated by consolidated trust plans and the decrease in accounts and other receivables as we prudently scaled down our business due to macroeconomic challenges. The decrease in accounts and other payables and payables to investors of consolidated structured entities was mainly due to the decrease in payables to investors of consolidated trust plans as a result of the decrease in outstanding balance of loans originated by consolidated trust plans. In addition to these changes in our working capital accounts, the difference between our net cash generated from operating activities and our profit before income tax expenses was also due to the impact of certain other items, in particular unrealized credit impairment losses of RMB5.6 billion and finance cost classified as financing activities of RMB1.8 billion, partially offset by investment income classified as investing activities of RMB0.6 billion.

Net cash generated from operating activities for the year ended December 31, 2022 was RMB5.0 billion, as compared to profit before income tax expenses of RMB12.0 billion for the same period. The difference was primarily due to a decrease in loans to customers and accounts and other receivables of RMB6.3 billion and a decrease in accounts and other payables of RMB19.2 billion. The decrease in loans to customers and accounts and other receivables was mainly due to the decrease in outstanding balance of loans originated by consolidated trust plans and the decrease in accounts and other receivables as we prudently scaled down our business due to macroeconomic challenges. The decrease in accounts and other payables and payables to investors of consolidated structured entities was mainly due to the decrease in payables to investors of consolidated trust plans as a result of the decrease in outstanding balance of loans originated by consolidated trust plans. In addition to these changes in our working capital accounts, the difference between our net cash generated from operating activities and our profit before income tax expenses was also due to the impact of certain other items, in particular unrealized credit impairment losses of RMB11.9 billion, finance cost classified as financing activities of RMB2.5 billion and foreign exchange losses of RMB0.9 billion, partially offset by investment income classified as investing activities of RMB0.6 billion.

Investing Activities

We prudently manage our investment allocation to ensure that we have investments readily convertible into cash from time to time in the event that there is a need for liquidity. We generally seek low-risk investment assets, including bank deposits, wealth management products, and fixed income products.

Net cash generated from investing activities for 2024 was RMB2.7 billion (US$0.4 billion), primarily as a result of payment for acquisition of investment assets of RMB60.7 billion, partially offset by proceeds from sale of investment assets of RMB63.2 billion and interest received on investment assets of RMB0.9 billion.

Net cash used in investing activities for 2023 was RMB3.5 billion, primarily as a result of payment for acquisition of investment assets of RMB71.6 billion, partially offset by proceeds from sale of investment assets of RMB67.3 billion and interest received on investment assets of RMB0.8 billion.

Net cash generated from investing activities for 2022 was RMB8.0 billion, primarily as a result of proceeds from sale of investment assets of RMB98.9 billion, a decrease in securities purchases under agreements to resell of RMB5.5 billion and interest received on investment assets of RMB1.7 billion, partially offset by payment for acquisition of investment assets of RMB98.1 billion.

Financing Activities

We generally seek longer term domestic financing activities and implement early repayment or minimizing foreign exchange risk as our strategy for overseas financing activities.

Net cash used in financing activities for 2024 was RMB11.3 billion (US$1.5 billion), primarily as a result of repayment of borrowings of RMB14.2 billion, repayment of convertible promissory notes of RMB0.1 billion, payment for early redemption and extension of convertible promissory notes payable of RMB0.0 billion and repayment of bonds payable of RMB0.0 billion, partially offset by proceeds from borrowings of RMB9.0 billion.

Net cash used in financing activities for 2023 was RMB20.2 billion, primarily as a result of repayment of borrowings of RMB17.9 billion, repayment of optionally convertible promissory notes of RMB8.3 billion, payment for early redemption and extension of convertible promissory notes payable of RMB3.6 billion and repayment of bonds payable of RMB2.2 billion, partially offset by proceeds from borrowings of RMB14.6 billion.

Net cash used in financing activities for 2022 was RMB9.9 billion, primarily as a result of payment for interest expenses and dividend declared of RMB8.9 billion, repayment of borrowings of RMB5.8 billion and Payment for early redemption and extension of convertible promissory notes payable of RMB3.7 billion, partially offset by proceeds from borrowings of RMB9.0 billion.

Off-Balance Sheet Arrangements

As of December 31, 2024, 25.2% of the financing guarantees for the loans we enabled were provided by third-party credit enhancement providers, while the remainder were provided by our licensed financing guarantee subsidiary. The following table sets forth the balance of our remaining commitment as at each balance sheet date under the financing guarantee contracts for which we do not consolidate the underlying loans.

	As of December 31,
	2022	2023	2024
	(restated)	(restated)
	(RMB)	(RMB)	(RMB)	(US$)
	(in millions)
Financing guarantee commitments	68,503	54,903	68,017	9,318

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)
	(in millions)
Non-cancellable leases	303	42	187	26	116	16	0	0	0	0

Non-cancellable leases represent leases for office premises.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

Not applicable.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.*

Directors and Executive Officers	Age	Position/Title
Dicky Peter Yip	79	Chairman of the Board and Independent Director
Yong Suk Cho	54	Director and Chief Executive Officer
Tongzhuan Xi	39	Director and Chief Financial Officer
Yonglin Xie*	57	Director
Xin Fu*	46	Director
Shibang Guo	60	Director
Rusheng Yang	57	Independent Director
David Xianglin Li	61	Independent Director
Wai Ping Tina Lee	63	Independent Director
Xiang Ji	43	Co-Chief Executive Officer
Dongqi Chen	57	General Manager
Jinliang Mao	59	Chief Technology Officer
Jianbo Cheng	43	Chief Risk Officer
Tao Wu	52	Executive Deputy General Manager and Chief Marketing Officer

*

As announced by our company, each of Yonglin Xie and Xin Fu has tendered his or her resignation from the position as a director of our company, effective the date of this annual report, and each of Fangfang Cai and Peifeng Li has accepted the appointment to be our director, effective from February 18, 2026.

Mr. Dicky Peter Yip has been the Chairman of the Board and an independent director of our company since April 2025. Mr. Yip has served as an independent non-executive director of Sun Hung Kai Properties Limited (a company whose shares are listed on the Hong Kong Stock Exchange (stock codes: 0016 (HKD counter) and 80016 (RMB counter))) since September 2004. Prior to that, he joined The Hongkong and Shanghai Banking Corporation Limited (a company whose shares are listed on the Hong Kong Stock Exchange (stock code: 0005) in 1965, and subsequently served as a chief executive of the China business at HSBC’s Area Office China, from January 2003 to May 2005, a general manager of HSBC from April 2005 to June 2012, and an executive vice president of Bank of Communications Co., Ltd. (a company whose shares are listed on the Hong Kong Stock Exchange (stock code: 3328)), from May 2005 to June 2012. Mr. Yip also served as a director of Ping An Insurance (Group) Company of China Ltd, (a company whose shares are dually listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock codes: 2318 (HKD counter) and 82318 (RMB counter)), the controlling shareholder of our company, and the original Ping An Bank Co., Ltd (a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 000001)), from November 2002 to May 2005. He served as an independent non-executive director of Ping An Insurance from June 2013 to July 2019, an independent non-executive director of DBS Bank (HK) Limited from 2013 to 2019, an independent non-executive director of DBS Bank (China) Limited from 2015 to 2019, the founding chairman of Ping An OneConnect Bank (Hong Kong) Limited (currently known as PAO Bank Limited) from August 2019 to November 2021, an independent non-executive director of South China Holdings Company Limited (a company whose shares are listed on the Hong Kong Stock Exchange (stock code: 413)) from December 2012 to June 2020, and an independent non-executive director of S.F. Holding Co., Ltd (a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 002352) and the Hong Kong Stock Exchange (stock code: 6936)) from February 2017 to December 2022. Besides, Mr. Yip had served in many consultative boards including Hong Kong Aviation Advisory Board, Hong Kong Arts Development Council and Hong Kong Urban Renewal Authority. Mr. Yip obtained his MBA degree from The University of Hong Kong and is a member of the Chartered Institute of Bankers, London. Mr. Yip received the Ten Outstanding Young Persons of Hong Kong in 1984 for his contributions to the banking industry and the community in Hong Kong. Mr. Yip was awarded the MBE by the British Government in 1984. In 1999, he was appointed Unofficial Justice of the Peace in Hong Kong. In 2000, he was awarded the Bronze Bauhinia Star by the Hong Kong Special Administrative Region Government. He also served two terms since June 2008 as a member of the Shanghai Committee of the Chinese People’s Political Consultative Conference. Mr. Yip is active in community and youth activities in Hong Kong and is a member of a number of service organizations such as an Honorary Council Member of the Hong Kong Committee for the United Nations Children’s Fund (UNICEF), Hong Kong Housing Society and Hong Kong Air Cadet Corps. Mr. Yip was the last Commanding Officer of the Royal HK Auxiliary Air Force (since became the Government Flying Service) which was disbanded in March 1993.

Mr. Yong Suk Cho has been the chief executive officer of the Company since August 2022 and a director of the Company since March 2016. He served as the chairman of the board of directors from August 2022 to April 2025 and co-chief executive officer of the Company from January 2021 to August 2022. Mr. Cho has extensive experience in the consumer finance industry. Mr. Cho served as the vice president of portfolio management team of Citibank Korea and Thailand Inc. from July 1999 to March 2006, and senior vice president of marketing department of the Hongkong and Shanghai Banking Corporation Limited, Seoul Branch from April 2006 to October 2007. Mr. Cho subsequently joined Ping An Group where he held a number of management positions, including deputy general manager of the business & strategy development division of the credit guarantee insurance business department assistant to the general manager, deputy general manager and general manager of the credit guarantee insurance business department from October 2007 to February 2015. Mr. Cho obtained his MBA degree from the University of California, Berkeley, Haas School of Business in May 1999.

Mr. Tongzhuan Xi served as a director and the chief financial officer of our company since April 2025. Mr. Xi has extensive experience in financial services consulting, investment, and management. Prior to joining our company, he held various roles within Ping An Group, including serving as Deputy Head of Retail Banking at Ping An Bank from October 2024 to April 2025, Deputy Director and other roles in the Strategic Development Center and the Planning Department of Ping An Group from March 2023 to September 2024, and Director of Strategic Analysis at OneConnect Financial Technology from February 2017 to July 2019. Earlier in his career, Mr. Xi worked as a consultant at PwC and McKinsey & Company from October 2012 to January 2017, and served as Vice President of Investment at Huaxing Growth Capital from August 2019 to February 2023.

Mr. Yonglin Xie has been a director of our company since August 2023. Mr. Xie is currently an executive director, the president and co-CEO of Ping An Insurance (Group) Company of China Ltd. (a company whose shares are dually listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318) and the controlling shareholder of our company) and the chairman of Ping An Bank Co., Ltd. (a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 000001)). Mr. Xie joined Ping An Insurance in 1994 and has been serving as a director of Ping An Insurance since April 2020. He was the deputy director of Ping An Insurance’s Strategic Development & Reform Center from June 2005 to March 2006. He held positions of the operations director, the human resources director, and a vice president of Ping An Bank from March 2006 to November 2013, and served as the special assistant to the chairman, the president and the CEO, and the chairman of Ping An Securities Co., Ltd. from November 2013 to November 2016 consecutively. He was a senior vice president of Ping An Insurance from September 2016 to December 2019. Previously, Mr. Xie served as the deputy general manager of sub-branches of Ping An Property & Casualty Insurance Company of China, Ltd., the deputy general manager and then the general manager of branches of Ping An Life Insurance Company of China, Ltd., and the general manager of the marketing department of Ping An Life. Mr. Xie graduated from Nanjing University with a Ph.D. in Corporate Management and a Master of Science degree.

Ms. Fu Xin has been a director of the Company since November 2022. Currently, she has been serving as an executive director, a senior vice president and the chief financial officer (financial director) of Ping An Group. She joined Ping An Group in October 2017 as general manager of its planning department, and served as deputy chief financial officer of Ping An Group between March 2020 and March 2022. Prior to joining Ping An Group, Ms. Fu worked in Roland Berger Enterprise Management (Shanghai) Co., Ltd from August 2015 to October 2017, where she had years of experience in planning and implementing finance and fintech related projects. Ms. Fu obtained a master’s degree in business administration from Shanghai Jiao Tong University in June 2012.

Mr. Shibang Guo has been a director of our company since November 2024. Mr. Guo has served as the Assistant President and the Chief Risk Officer of the Ping An Insurance (Group) Company of China Ltd. (a company whose shares are dually listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318) and the controlling shareholder of our company) since March 2024. He has also served as a director of Ping An International Financial Leasing Co., Ltd. since June 2024. Prior to that, Mr. Guo served as a Director and the President of Ping An Bank’s Small and Micro Finance Business Unit from March 2011 to March 2014, a Senior Vice President and the Chief Risk Officer, and the Compliance Director of Ping An Securities Company Ltd. from September 2014 to October 2016, and successively served as the Special Assistant to the Chairman, the Assistant President, an Executive Director and a Vice President of Ping An Bank from October 2016 to December 2023. Prior to joining the Ping An Group, Mr. Guo was a chief officer and a deputy division-level researcher (presiding) of the Treasury Planning Department of the Head Office of Industrial and Commercial Bank of China Limited from July 1991 to July 1998, and the Manager of Beijing Shangdi Sub-branch, a Party Committee Member and a Deputy General Manager of Beijing Management Department, the Party Committee Secretary and Manager of Dalian Branch, and the Vice Chairman of the Head Office Retail Management Committee and the General Manager of the Retail Banking Department of China Minsheng Bank Corp., Ltd. (a company whose shares are dually listed on the Shanghai Stock Exchange (stock code: 600016) and the Stock Exchange (stock code: 1988)) from July 1998 to June 2010. Mr. Guo obtained his Bachelor’s degree in Engineering from Shanghai Jiao Tong University in July 1988, Master’s degree in Economics from Peking University in July 1991, and Ph.D. in Economics from Peking University in July 1998. Mr. Guo has been qualified as a Senior Economist since November 1999.

Mr. Rusheng Yang, has been an independent director of the Company since July 2020. He currently serves as chairman of the Audit Committee. Mr. Yang currently is a partner at Jonten Certified Public Accountants and an independent non-executive director of IPE Group Limited, a company listed on the Hong Kong Stock Exchange (stock code: 929), since June 2017. Mr. Yang has over 20 years of experience in the finance, audit and tax industries. Mr. Yang served as the senior manager at Shenzhen Yongming CPA Co., Ltd. from October 1994 to December 2000, partner at Shenzhen Guangshen Certified Public Accountants Firm from January 2001 to December 2004, managing partner at Shenzhen Youxin Certified Public Accountants Firm from January 2005 to July 2007, managing partner at Wanlong Asia CPA Co., Ltd. from August 2007 to September 2009, partner at Crowe Horwath China Certified Public Accountants Co., Ltd. from October 2009 to September 2013, and partner at Rui Hua Certified Public Accountants from October 2013 to December 2019. Mr. Yang has been a partner at Zhongtianyun Certified Public Accountants (Special General Partnership) since January 2020. Mr. Yang obtained his master’s degree in accounting from Jinan University in June 1993. Mr. Yang has been a certified public accountant since January 1995 and is currently a certified tax agent in the PRC.

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

Ms. Wai Ping Tina Lee has been an independent director of the Company since August 2025. Ms. Lee is a legal and banking professional with over four decades of experience across leading financial institutions and law firms. She currently serves as a consultant at Ng, Au Yeung & Partners, Solicitors and Notaries, a role she assumed in April 2024. Prior to this, Ms. Lee held several senior legal positions at The Hongkong and Shanghai Banking Corporation Limited (a company whose shares are listed on the Hong Kong Stock Exchange (stock code: 0005)) from 2001 to 2023. Her roles included Senior Legal Counsel for retail, private banking, and treasury businesses; and later, Regional Head of Legal for Commercial Banking, Asia Pacific. Ms. Lee began her legal career at Koo and Partners (a local law firm which later merged into Paul Hastings LLP in 2001), where she progressed from Associate Solicitor to Partner in the Banking Practice Group between 1995 and 2001. Before entering the legal profession, she worked in banking from 1984 to 1992 through different roles at the Hong Kong offices of Mizuho Bank, Bank of Credit and Commerce, Standard Chartered Bank (a company whose shares are listed on the Hong Kong Stock Exchange (stock code: 2888)), and Banque Nationale de Paris. Her responsibilities ranged from relationship management and credit to loan administration and team leadership. She holds a Professional Diploma in Business Studies (Banking) from the Hong Kong Polytechnic University and completed her legal education at Hong Kong University SPACE and Manchester Metropolitan University. Ms. Lee was admitted as a solicitor in Hong Kong in 1995 and in England and Wales in 1997.

Mr. Xiang Ji has been the co-chief executive officer of our company since October 31, 2025. Mr. Ji possesses close to 20 years of cross-industry work experience in retail credit, risk management and investment management. Mr. Ji served at McKinsey & Consulting Company Inc. from February 2014 to September 2025, with his last position as Global Managing Partner overseeing Asia Retail Banking Business. From September 2007 to December 2012, Mr. Ji provided post-investment service and project management service to various institutions in the United Kingdom. Mr. Ji obtained a master’s degree in business management from INSEAD in December 2013, a master’s degree in telecommunication engineering from Politecnico Di Torino in June 2007, and a bachelor’s degree in communication engineering from Beijing Information Science and Technology University in June 2005.

Mr. Dongqi Chen has been the general manager of the Company since August 2022. He currently also serves as chairman of Ping An Consumer Finance Co., Ltd. Mr. Chen has over 25 years of experience in sales management and the financial industry. Prior to his current positions, Mr. Chen has served as general manager of Ping An Puhui from June 2020 to August 2022, executive deputy general manager of Ping An Puhui from February 2017 to June 2020, deputy general manager of Ping An Puhui from June 2016 to February 2017, and assistant to the general manager of Ping An Puhui from July 2015 to May 2016. Mr. Chen has served as assistant to the general manager of Ping An Insurance Agency Co., Ltd. from November 2014 to June 2015 and held a number of positions in Ping An Property & Casualty Insurance Company of China Ltd. from September 1996 to October 2014, including as assistant to general manager of the Credit Guarantee Insurance Business Unit from July 2013 to October 2014. Mr. Chen received his bachelor’s degree in insurance from Nankai University in July 1991.

Mr. Jianbo Cheng has been the chief risk officer of the Company since October 2025. He served as the chief risk expert of the Company from April 2025 to October 2025. Prior to that, Mr. Cheng served as the General Manager of Pudao Credit Co., Ltd. from August 2021 to March 2025. From August 2014 to July 2021, Mr. Cheng successively served as the Risk Director of the Consumer Finance Department, the Senior Director of the Individual Finance Group, and the General Manager of the Risk Management Center at Jingdong Digits Technology Holding Co., Ltd., and the Vice President of JD.com, Inc. (a company listed on NASDAQ (stock code: JD) and the Hong Kong Stock Exchange (stock code: 9618)). From October 2004 to August 2014, he successively worked at Shenzhen Development Bank Co., Ltd. (now known as Ping An Bank Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 000001)), HUA XIA BANK CO., Limited (a company listed on the Shanghai Stock Exchange (stock code: 600015)), Fair Isaac Corporation (FICO), and Ant Financial Services Group, where he was engaged in risk management, consulting, and senior expert roles. Mr. Cheng obtained a bachelor’s degree in Finance from Hubei University in June 2004 and a master’s degree in Business Administration from Tsinghua University in June 2024.

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

Mr. Tao Wu has been the executive deputy general manager and the chief marketing officer since October 31, 2025. Mr. Wu has over 30 years of work experience in the financial insurance, automobile service and internet industries. Prior to joining the Company, Mr. Wu served at Autohome (a company whose shares are dually listed on the NYSE (stock code: ATHM) and the Hong Kong Stock Exchange (stock code: 2518)), where he held positions of executive director and Chief Executive Officer from December 2023 to February 2025, and Vice President from July 2016 to November 2020. Mr. Wu also worked at Ping An Property & Casualty Insurance Company of China, Ltd. (“Ping An Property & Casualty”), serving as a director of Ping An Property & Casualty from August 2023 to June 2024. From November 2020 to December 2023, Mr. Wu successively served as the Director of Operations, Deputy General Manager, and Executive Deputy General Manager at Ping An Property & Casualty. From August 2015 to July 2016, he served as the General Manager of Ping An Property & Casualty Guangdong Branch. From January 2012 to August 2015, he successively held positions as the Deputy General Manager and the General Manager of the Motor Insurance Claim Department at the headquarters of Ping An Property & Casualty. Mr. Wu served as the Deputy General Manager at certain branches of Ping An Property & Casualty, including Fujian Branch from May 2011 to January 2012 and Xiamen Branch from July 2008 to May 2011. From September 2001 to July 2008, he worked at Ping An Property & Casualty, mainly responsible for motor insurance underwriting and dealership channel management. Mr. Wu obtained a bachelor’s degree in automotive engineering from Tsinghua University in July 1995.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of RMB44.0 million (US$6.0 million) in cash and benefits to our executive officers and directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors or entered into service contracts with our directors providing for benefits upon termination of employment. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our senior executive officers. Pursuant to these agreements, we are entitled to terminate a senior executive officer’s employment for cause at any time for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. We may also terminate a senior executive officer’s employment without cause upon 30-day advance written notice, and a senior executive officer may terminate his/her employment agreement voluntarily at any time with a 30-day advance written notice. The employment agreements also contain confidentiality, non-disclosure, assignment of intellectual property, non-competition, non-solicitation and non-interference provisions.

We have also entered into indemnification agreements with our directors and senior executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

Amended and Restated Phase I Share Incentive Plan

We adopted the Phase I Share Incentive Plan in December 2014 and the Phase II Share Incentive Plan in August 2015. In April 2023, the Phase II Share Incentive Plan was terminated, and the Phase I Share Incentive Plan was further amended and restated. The amended plan consolidated the award pools of both plans and ensured compliance with Chapter 17 of the Hong Kong Listing Rules, authorizing and reserving a maximum aggregate of 30,644,803 ordinary shares. The plan, which had a ten-year term, expired in December 2024. As of December 31, 2025, options to purchase a total of 8,826,072 ordinary shares were outstanding under the Phase I and Phase II plans.

The following table summarizes, as of December 31, 2025, the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers pursuant to the 2014 Plan.

Name	Ordinary Shares Underlying Outstanding Options Granted	Exercise Price for Options (Per Ordinary Share in RMB)	Date of Grant	Vesting Period	Date of Expiration
Yong Suk Cho	*	98.06 – 118.0	April 8, 2016 and December 29, 2017	4 years	April 8, 2026 and December 29, 2027
Tongzhuan Xi	—
Dongqi Chen	*	98.06	August 1, 2016	4 years	August 1, 2026
Jinliang Mao	*	98.06 – 118.0	May 1, 2016 to December 29, 2017	4 years	May 1, 2026 to December 29, 2027
Xiang Ji	—
Jianbo Cheng	—
Tao Wu	—

*	Less than 1% of our total outstanding shares.

Amended and Restated 2019 Performance Share Unit Plan

We adopted the 2019 Performance Share Unit Plan in September 2019. We refer to this plan as the 2019 Plan in this annual report. We have amended and restated the 2019 Plan from time to time, most recently in April 2023, when we further amended and restated it to ensure that it complies with Chapter 17 of the Hong Kong Listing Rules.

The maximum aggregate number of shares authorized and reserved under the 2019 Plan is 15,000,000 ordinary shares. As of December 31, 2025, performance share units to receive a total of 833,180 ordinary shares were outstanding under the 2019 Plan.

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

Amendment and termination. Unless otherwise permitted by the 2019 Plan or applicable rules, our board of directors has discretionary authority to amend the 2019 Plan. Shareholders’ approval is necessary for any change to (i) the material terms of the 2019 Plan, (ii) the terms of the 2019 Plan relating to the matters set out in Rule 17.03 of the Hong Kong Listing Rules to the advantage of the participants, or (iii) the authority of our board of directors or the administrator to amend the terms of the 2019 Plan. The 2019 Plan has a ten-year term. Our board of directors may decide to terminate the 2019 Plan before the expiry of its term, following which no further performance share units will be granted thereunder. However, outstanding performance share units granted under the 2019 Plan may still vest or be exercised pursuant to the original grant terms even after termination.

The following table summarizes, as of December 31, 2025, the number of ordinary shares underlying outstanding performance share units that we granted to our directors and executive officers pursuant to the 2019 Plan.

Name	Ordinary Shares Underlying Unvested Performance Share Units Granted	Date of Grant	Vesting Period	Date of Expiration
Yong Suk Cho	*	November 1, 2020	4 years	November 1, 2030
Tongzhuan Xi	—
Dongqi Chen	*	November 1, 2020	4 years	November 1, 2030
Jinliang Mao	*	November 1, 2020	4 years	November 1, 2030
Xiang Ji	—
Jianbo Cheng	—
Tao Wu	—

*	Less than 1% of our total outstanding shares.

As of December 31, 2025, our employees and consultants other than directors and executive officers as a group held performance share units and options to receive 8,457,890 ordinary shares.

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

Audit Committee. Our audit committee consists of Mr. Rusheng Yang, Mr. David Xianglin Li and Ms. Wai Ping Tina Lee, and is chaired by Mr. Rusheng Yang. Each of Mr. Rusheng Yang, Mr. David Xianglin Li and Ms. Wai Ping Tina Lee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Rusheng Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Nomination and Remuneration Committee. Our nomination and remuneration committee consists of Mr. Dicky Peter Yip, Mr. Rusheng Yang and Ms. Wai Ping Tina Lee, and is chaired by Mr. Dicky Peter Yip. Each of Mr. Dicky Peter Yip, Mr. Rusheng Yang and Ms. Wai Ping Tina Lee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nomination and remuneration committee assists the board in selecting individuals qualified to become our directors, determining the composition of the board and its committees, reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The nomination and remuneration committee is responsible for, among other things:

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

Our success depends on our ability to attract, retain and motivate qualified personnel, including personnel from both the finance and technology industries. We had a total of 73,903 full-time employees as of December 31, 2022, a total of 38,725 full-time employees as of December 31, 2023, a total of 35,875 full time employees as of December 31, 2024, and a total of 33,163 full time employees as of December 31, 2025. Almost all of our employees are based in China.

The following table sets forth a breakdown of our employees by function as of December 31, 2024:

Function	Number of Employees	Percentage
Sales and marketing
Direct sales	22,084	61.6%
Channel management	1,326	3.7%
Online sales	1,510	4.2%

Total sales and marketing	24,920	69.5%
Credit assessment	1,102	3.1%
Post-origination services	6,129	17.1%
General and administrative	2,774	7.7%
Technology and research	549	1.5%
Other	401	1.1%

Total	35,875	100.0%

The following table sets forth the number of our employees by geography as of December 31, 2024:

	Number of Employees	Percentage
Jiangsu	4,508	12.6%
Guangdong	3,047	8.5%
Shandong	2,617	7.3%
Hebei	2,481	6.9%
Hubei	2,252	6.3%
Shanghai	2,232	6.2%
Anhui	2,188	6.1%
Sichuan	2,121	5.9%
Shaanxi	1,973	5.5%
Zhejiang	1,477	4.1%
Others	10,979	30.6%

Total	35,875	100.0%

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

As required by PRC laws and regulations, we participate in housing fund and various employee social security plans that are organized by the regional government authorities, including housing, pension, medical, work-related injury, maternity insurance and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accident insurance coverage for our employees. In 2022, 2023 and 2024, we complied with all material aspects of these requirements and were not subject to any material administrative fines or penalties.

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

The calculations in the table below are based on 1,733,377,784 ordinary shares outstanding (excluding shares underlying the ADSs repurchased by our company pursuant to the share repurchase programs and shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the share incentive plans) as of December 31, 2025.

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

Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers**:
Dicky Peter Yip(1)	—	—
Yong Suk Cho	*	*
Tongzhuan Xi	—	—
Yonglin Xie(2)	—	—
Xin Fu(2)	—	—
Shibang Guo(2)	—	—
Rusheng Yang(3)	—	—
David Xianglin Li(4)	—	—
Wai Ping Tina Lee(5)	—	—
Xiang Ji	—	—
Dongqi Chen	*	*
Jinliang Mao	*	*
Jianbo Cheng	—	—
Tao Wu	—	—
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Ping An Group(6)	1,158,690,488	66.8%
Tun Kung Company Limited(7)	120,066,229	6.9%

*	Less than 1% of our total outstanding shares.
**

Except as indicated otherwise below, the business address of our directors and executive officers is Tower A, Shanghai Ping An Building, No. 206 Kaibin Road, Xuhui District, Shanghai, the People’s Republic of China.

(1)	The business address of Mr. Dicky Peter Yip is 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.
(2)	The business address of Mr. Yonglin Xie, Ms. Xin Fu and Mr. Shibang Guo is Ping An Financial Center, 5033 Yitian Road, Futian District, Shenzhen, Guangdong, the People’s Republic of China.
(3)	The business address of Mr. Rusheng Yang is 2609B Golden Central Tower, 3037 Jintian Road, Futian District, Shenzhen, Guangdong, the People’s Republic of China.
(4)	The business address of Mr. David Xianglin Li is Office 714, 211 West Huaihai Road, Shanghai, the People’s Republic of China.
(5)	The business address of Mrs. Wai Ping Tina Lee is Units C-E, 15/F, China Overseas Building 139 Hennessy Road, Wan Chai, Hong Kong.
(6)

Represents 764,894,583 ordinary shares held by An Ke Technology Company Limited, a Hong Kong company, and 393,795,905 ordinary shares held by China Ping An Insurance Overseas (Holdings) Limited, a Hong Kong company, as reported in a Schedule 13D/A jointly filed by An Ke Technology Company Limited, China Ping An Insurance Overseas (Holdings) Limited and Ping An Insurance on December 9, 2024. An Ke Technology Company Limited is a wholly owned subsidiary of Shenzhen Ping An Financial Technology Consulting Co. Ltd., which is wholly owned by Ping An Insurance, a company incorporated under the laws of the PRC whose shares are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The registered address of An Ke Technology Company Limited is Suite 2353, 23/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. China Ping An Insurance Overseas (Holdings) Limited is a direct wholly owned subsidiary of Ping An Insurance. The registered address of China Ping An Insurance Overseas (Holdings) Limited is Suite 2318, 23/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(7)

Represents, to our knowledge, 120,066,229 ordinary shares beneficially owned by Tun Kung Company Limited, a British Virgin Islands company, consisting of (i) 54,431,275 ordinary shares held of record by Tun Kung Company Limited, (ii) 25,634,954 ordinary shares (represented by 12,817,477 ADSs) recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung Company Limited with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and September 2023, and (iii) 40,000,000 ordinary shares (represented by 20,000,000 ADSs) lent by Tun Kung Company Limited to certain designated dealers (including J.P. Morgan Broking (Hong Kong) Limited and/or its affiliates) to create additional liquidity of our company’s ordinary shares following the listing of our company’s ordinary shares on the Hong Kong Stock Exchange as of December 31, 2025. Tongjun Investment Company Limited holds all of the issued and outstanding share capital of Tun Kung Company Limited. Tongjun Investment Company Limited is a British Virgin Islands company. Each of the two individuals, Mr. Wenwei Dou and Ms. Wenjun Wang, owns 50% of Tongjun Investment Company Limited’s shares. The registered address of Tun Kung Company Limited and Tongjun Investment Company Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

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

In the first half of 2024, our board and shareholders approved a special dividend, resulting in Ping An Insurance, through An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited, receiving a total of 509,880,257 new ordinary shares, which increased its holdings from 41.4% to 56.8% of the enlarged share capital. As a result, we became a non-wholly-owned subsidiary of Ping An Insurance, and since July 2024, our financial results have been consolidated into Ping An Group’s consolidated financial statements. Please refer to “Item 4. Information on the Company—History and Development of the Company” for details.

As of December 31, 2025, none of our ordinary shares are held by any record holder in the United States. It is likely that we have a large number of beneficial owners of our ADSs in the United States.

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

Contractual Arrangements with The Consolidated Affiliated Entities and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Ping An Group

Summary of Transactions with Ping An Group

For the years ended December 31, 2022, 2023 and 2024, we provided various types of services, including loan account management, wealth management product enablement and other services, to Ping An Group for an aggregate of RMB3,007.6 million, RMB1,624.7 million and RMB1,366.1 million (US$187.1 million) in technology platform based income and other income, respectively. Such income represented 5.2%, 4.7% and 5.6% of our total income for the years ended December 31, 2022, 2023 and 2024, respectively.

For the years ended December 31, 2022, 2023 and 2024, we had investment income and interest income from Ping An Group in the amount of RMB757.7 million, RMB574.3 million and RMB355.4 million (US$48.7 million), respectively, in connection with our investment products issued or managed by Ping An Group and bank deposits at Ping An Group, representing 1.3%, 1.7% and 1.5% of our total income for the years ended December 31, 2022, 2023 and 2024, respectively.

For the years ended December 31, 2022, 2023 and 2024, we had total expenses (excluding finance costs) to Ping An Group in the amount of RMB3,173.4 million, RMB2,136.1 million and RMB1,567.0 million (US$214.7 million), respectively, primarily in connection with accounting processing, data communication, transaction settlement, custodian, office premise rental services, technology support and HR support provided by Ping An Group to us, representing 7.0%, 6.5% and 5.9% of our total expenses for the years ended December 31, 2022, 2023 and 2024, respectively.

We incurred interest expense to Ping An Group in the aggregate amount of RMB25.4 million, RMB14.1 million and RMB20.8 million (US$2.9 million), respectively, for the years ended December 31, 2022, 2023 and 2024, in connection with borrowings from Ping An Group and interest paid to Ping An Group for its subscription in the consolidated wealth management products managed by us, representing 0.1%, 0.0% and 0.1% of our total expenses for the years ended December 31, 2022, 2023 and 2024, respectively.

We had cash balances of RMB14.4 billion, RMB11.0 billion and RMB10.6 billion (US$1.5 billion) held at banks who are affiliates with Ping An Group as of December 31, 2022, 2023 and 2024, respectively, representing 4.1%, 4.7% and 5.2% of our total assets as of December 31, 2022, 2023 and 2024, respectively.

We had account and other receivables and contract assets due from Ping An Group in the amount of RMB2,998.4 million, RMB1,510.8 million and RMB2,189.1 million (US$299.9 million) as of December 31, 2022, 2023 and 2024, respectively, representing 0.9%, 0.6% and 1.1% of our total assets as of December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2022, 2023 and 2024, we had balance of financial assets at amortized cost with Ping An Group in the amount of RMB2,504.6 million, RMB1,501.0 million and RMB 1,500.6 million (US$ 205.6 million), respectively, primarily in connection with certain asset management plan products we purchased from Ping An Group, representing 0.7%, 0.6% and 0.7% of our total assets as of December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2022, 2023 and 2024, in addition to the convertible promissory notes we issued to China Ping An Insurance Overseas (Holdings) Limited as described below, we had borrowings due to Ping An Group in the amount of RMB820.7 million, nil and RMB819.0 million, respectively, representing 0.3%, 0.0% and 0.7% of our total liabilities as of December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2022, 2023 and 2024, we had account and other payables and contract liabilities due to Ping An Group in the amount of RMB 1,190.5 million, RMB 1,639.7 million and RMB 1,464.9 million (US$ 200.7 million), respectively, representing 0.5%, 1.2% and 1.2% of our total liabilities as of December 31, 2022, 2023 and 2024, respectively.

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

In consideration of the above redemption and the extension of the maturity date and taking into account the fair market value of the Ping An Convertible Promissory Notes determined by the independent valuers, pursuant to the amendment and supplemental agreement, we agreed to pay China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited a total amount of US$1,071.1 million together with the unpaid interest accrued on the redeemed notes up to and including the effective date of the amendment and supplemental agreement. We had paid the first tranche payment in the total amount of US$535.5 million in December 2022 and the second tranche payment in the total amount of US$535.6 million in March 2023. As of December 31, 2024, the outstanding principal amount of the Ping An Convertible Promissory Notes amounted to US$976.9 million.

For the years ended December 31, 2022, 2023 and 2024, the contractual interest we were required to pay on the convertible promissory notes were US$3.5 million, US$3.7 million and US$3.7 million to China Ping An Insurance Overseas (Holdings) Limited and US$10.4 million, US$3.5 million and US$3.5 million to An Ke Technology Company Limited, respectively.

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

Dividend Policy

On March 9, 2023, our board of directors approved a revised semi-annual cash dividend policy. The policy stated that, starting from 2023, we would declare and distribute a recurring cash dividend semi-annually in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to approximately 20% to 40% of our net profit in such fiscal year, or as otherwise authorized by the board of directors. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon our operations and earnings, cash flow, financial condition, and other factors, and subject to adjustment and determination by the board of directors. We distributed cash dividends to our shareholders for the six-month periods ended June 30, 2022, December 31, 2022, and June 30, 2023, under this dividend policy. However, no cash dividends were distributed for the six-month period ended December 31, 2023, as a special dividend was declared in the first half of 2024, and no cash dividends were distributed for the six-month periods ended June 30, 2024, and December 31, 2024, due to net losses recorded during these periods.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the United States Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash and investments), we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, and we will likely be a PFIC for future taxable years unless the market price of our ADSs significantly increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. The U.S. federal income tax rules that apply if we are classified as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

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

As described above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower tax rate for dividends paid with respect to our ADSs or ordinary shares under their particular circumstances.

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

As described above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

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

The table below illustrates the impact of an appreciation or depreciation of RMB spot and forward rates against US$/HKD by 5% on our profit before income tax:

	For the Year Ended December 31,
	2022	2023	2024
	(RMB millions)
	(Restated)	(Restated)
5% appreciation of RMB	(0)	(174)	(121)
5% depreciation of RMB	0	174	121

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

	As of December 31, 2022
	< 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	> 3 years	Overdue	No interest	Total
	(RMB millions)
	(Restated)
ASSETS
Cash at bank	33,212	40	1,500	3,421	5,349	—	418	43,939
Restricted cash	24,712	954	857	475	—	—	89	27,087
Financial assets held under resale agreements	40	—	—	—	—	—	0	40
Financial assets at fair value through profit or loss	7,933	4,198	628	613	3,498	2,819	12,224	31,914
Financial assets at amortized cost	2,503	632	—	17	—	259	—	3,411
Accounts and other receivables and contract assets	—	—	—	—	—	—	9,585	9,585
Loans to customers	46,689	92,002	47,225	20,219	157	5,155	—	211,447
Other assets	—	—	—	—	—	—	447	447

Total financial assets	115,088	97,826	50,209	24,745	9,004	8,234	22,764	327,871

LIABILITIES
Payable to platform investors	—	—	—	—	—	—	1,569	1,569
Borrowings	9,147	27,472	—	—	—	—	297	36,916
Bonds payable	—	2,143	—	—	—	—	—	2,143
Accounts and other payables and contract liabilities	—	—	—	—	—	—	6,119	6,119
Payable to investors of consolidated structured entities	42,977	86,268	43,237	3,806	65	—	—	176,352
Financing guarantee liabilities	—	—	—	—	—	—	5,763	5,763
Lease liabilities	129	300	257	68	7	—	—	761
Convertible promissory notes payable	—	—	—	—	5,164	—	—	5,164
Optionally convertible promissory notes	—	8,143	—	—	—	—	—	8,143
Financial assets sold under repurchase agreements	3,344	—	—	—	—	—	—	3,344

Total financial liabilities	55,597	124,326	43,494	3,873	5,236	—	13,749	246,274

Nominal amount of interest rate swap	(8,984)	8,984	—	—	—	—	—	—

Total interest rate sensitivity gap	68,476	(35,485)	6,716	20,872	3,768	8,234	9,016	81,596

	As of December 31, 2023
	< 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	> 3 years	Overdue	No interest	Total
	(RMB millions)
	(Restated)
ASSETS
Cash at bank	21,675	3,799	3,861	3,549	5,849	—	963	39,696
Restricted cash	10,060	1,366	659	1,274	0	—	56	13,417
Financial assets held under resale agreements	29	—	—	—	—	—	—	29
Financial assets at fair value through profit or loss	7,373	2,231	851	287	2,722	5,023	6,275	24,763
Financial assets at amortized cost	1,500	9	8	—	—	241	—	1,758
Accounts and other receivables and contract assets	—	—	—	—	—	—	4,535	4,535
Loans to customers	29,467	57,658	26,211	12,823	408	3,127	—	129,694

Total financial assets	70,104	65,064	31,589	17,933	8,980	8,391	11,830	213,892

LIABILITIES
Payable to platform investors	—	—	—	—	—	—	986	986
Borrowings	10,066	25,737	1,827	953	—	—	240	38,823
Accounts and other payables and contract liabilities	—	—	—	—	—	—	2,792	2,792
Payable to investors of consolidated structured entities	24,381	39,450	14,436	1,190	1	—	—	79,458
Financing guarantee liabilities	—	—	—	—	—	—	4,186	4,186
Lease liabilities	77	177	114	35	2	—	—	405
Convertible promissory notes payable	—	—	—	5,650	—	—	—	5,650
Financial assets sold under repurchase agreements	1,307	—	—	—	—	—	0	1,307

Total financial liabilities	35,831	65,363	16,377	7,828	3	—	8,204	133,607

Total interest rate sensitivity gap	34,273	(299)	15,212	10,105	8,977	8,391	3,627	80,285

	As of December 31, 2024
	< 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	> 3 years	Overdue	No interest	Total
	(RMB millions)
ASSETS
Cash at bank	13,731	4,577	7,581	2,079	800	—	1,137	29,904
Restricted cash	12,606	468	954	49	—	—	54	14,132
Financial assets held under resale agreements	657	—	—	—	—	—	0	657
Financial assets at fair value through profit or loss	4,849	2,793	1,130	793	1,742	3,176	5,872	20,356
Financial assets at fair value through other comprehensive income	648	390	—	118	—	—	—	1,156
Financial assets at amortized cost	1,499	—	—	—	—	—	—	1,499
Accounts and other receivables and contract assets	—	—	—	—	—	—	4,698	4,698
Loans to customers	18,741	44,898	23,978	21,407	855	1,629	—	111,509

Total financial assets	52,730	53,126	33,642	24,447	3,398	4,806	11,761	183,910

LIABILITIES
Payable to platform investors	—	—	—	—	—	—	722	722
Borrowings	11,126	37,633	1,967	—	—	—	388	51,115
Customer deposits	2,906	1,027	—	—	—	—	1	3,934
Accounts and other payables and contract liabilities	—	—	—	—	—	—	2,834	2,834
Finance assets sold under repurchase agreements	782	—	—	—	—	—	0	782
Payable to investors of consolidated structured entities	12,719	21,581	7,974	521	—	—	—	42,796
Financing guarantee liabilities	—	—	—	—	—	—	4,218	4,218
Lease liabilities	56	131	91	25	—	—	—	303
Convertible promissory note payable	—	—	6,174	—	—	—	—	6,174

Total financial liabilities	27,590	60,372	16,206	546	—	—	8,162	112,877

Total interest rate sensitivity gap	25,140	(7,246)	17,436	23,901	3,397	4,806	3,599	71,034

We perform interest rate sensitivity analysis on our profit by measuring the impact of a change in interest rate of financial assets, liabilities and interest rate derivative instruments.

The table below illustrates the impact to profit before tax of the coming year as of each reporting date based on the structure of interest-bearing assets, liabilities and interest rate derivative instruments as of December 31, 2022, 2023 and 2024, caused by a parallel shift of 100 basis points in interest rates.

	As of December 31,
	2022	2023	2024
	(RMB millions)
	(Restated)	(Restated)
Change in interest rate
-100 basis points	(466)	(299)	(193)
+100 basis points	466	299	193

In the sensitivity analysis, we adopt the following assumptions when determining business conditions and financial index:

•	The fluctuation rates of different interest-bearing assets and liabilities are the same;

•	All assets and liabilities are re-priced in the middle of relevant periods;

•	Analysis is based on static gap on reporting date, regardless of subsequent changes;

•	No consideration of impact on customers’ behavior resulting from interest rate changes;

•	No consideration of impact on market price resulting from interest rate changes;

•	No consideration of actions taken by us.

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

Credit Risk Exposure

Without taking collateral and other credit enhancements into consideration, for on-balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the financial statements. We also assume credit risk due to financing guarantee contracts. The following table sets forth the credit exposure of financing guarantee contracts as of December 31, 2022, 2023 and 2024:

	As of December 31,
	2022	2023	2024
	(RMB millions)
Financing guarantee contracts	68,503	54,903	68,017

As of December 31, 2022, 2023 and 2024, the credit risk on loans to customers amounting to RMB149.2 billion, RMB64.6 billion and RMB20.9 billion (US$2.9 billion), respectively, was borne by external partners. After subtracting these arrangements from the maximum credit risk exposures as listed in the tables above, the loans to customers with credit risk exposure for our company are the carrying amount of loans after provision for impairment losses and interest receivable of the loans is considered. The on-balance sheet credit risk exposure for our company as of December 31, 2022, 2023 and 2024, amounted to RMB66.9 billion, RMB70.7 billion and RMB93.5 billion (US$12.9 billion), respectively. Our credit risk exposure is defined as the net credit risk exposure that we will bear.

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

The key judgments and assumptions we have adopted in addressing the requirements of the standard are discussed below:

(a) Significant increase in credit risk

For loans to customers, we consider a loan to have experienced a significant increase in credit risk if the borrower is 30 days or more past due on its contractual payments. We do not consider any qualitative criteria since we monitor the risk of borrowers purely based on the overdue period. For other financial assets measured at amortized cost, we establish quantitative and qualitative criteria to assess significant increases in credit risk. These criteria include: being past due for 30 days or more, consideration of forward-looking information, and evaluation of various reasonable supporting factors when determining the staging of expected credit losses for financial assets.

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

Sensitivity Analysis

Expected credit losses are sensitive to the parameters used in the model, such as forecast value of the macroeconomic factors, stage designation results and other factors considered in the application of significant management judgment. Changes in these parameters, assumptions, models, and judgments will have an impact on the measurement of expected credit losses.

The following table shows the changes of ECL impairment provision on loans to customers and financing guarantee liabilities related to ECL assuming the financial assets in stage 2 were reclassified to stage 1 due to significant improvement in credit risk.

	As of December 31,
	2022	2023	2024
	(RMB millions, except percentages)
Total ECL and financing guarantee liabilities under assumption of reclassification of financial assets from stage 2 to stage 1	10,479	9,651	11,256
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	12,826	11,459	12,761
Difference—amount	(2,347)	(1,808)	(1,506)

Difference—ratio	(18%)	(16%)	(12%)

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

	As of December 31, 2022
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	(RMB millions)
	(Restated)
Financial liabilities
Payable to platform investors	1,569	—	—	—	—	1,569
Borrowings	—	37,507	—	—	—	37,507
Bonds payable	—	2,209	—	—	—	2,209
Accounts and other payables and contract liabilities	1,742	4,377	—	—	—	6,119
Payable to investors of consolidated structured entities	47	134,268	44,478	3,871	66	182,730
Lease liabilities	—	472	251	68	7	798
Convertible promissory notes payable	—	50	50	50	6,868	7,018
Optionally convertible promissory notes	—	8,546	—	—	—	8,546
Financial assets sold under repurchase agreements	—	3,346	—	—	—	3,346

Total	3,359	190,775	44,779	3,989	6,940	249,843

Financing guarantee commitments	68,503	—	—	—	—	68,503

	As of December 31, 2023
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	(RMB millions)
	(Restated)
Financial liabilities
Payable to platform investors	986	—	—	—	—	986
Borrowings	142	36,686	1,926	959	—	39,713
Accounts and other payables and contract liabilities	1,359	1,433	—	—	—	2,792
Payable to investors of consolidated structured entities	53	65,572	14,777	1,247	1	81,650
Lease liabilities	—	270	119	36	2	427
Convertible promissory notes payable	—	51	51	6,984	—	7,086
Financial assets sold under repurchase agreements	—	1,308	—	—	—	1,308

Total	2,540	105,319	16,873	9,226	3	133,962

Financing guarantee commitments	54,903	—	—	—	-—	54,903

	As of December 31, 2024
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	(RMB millions)
Financial liabilities
Payable to platform investors	722	0	0	0	0	722
Borrowings	72	49,819	2,046	0	0	51,938
Customer deposit	469	3,495	0	0	0	3,964
Accounts and other payables and contract liabilities	1,490	1,344	0	0	0	2,834
Payable to investors of consolidated structured entities	0	34,901	8,343	546	0	43,789
Lease liabilities	1	190	95	26	0	311
Convertible promissory notes payable	0	52	7,088	0	0	7,140
Financial assets sold under repurchase agreements	0	783	0	0	0	783

Total	2,753	90,582	17,572	572	0	111,480

Financing guarantee commitments	68,017	0	0	0	0	68,017

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

The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
	(RMB millions)
	(Restated)
Financial assets at fair value through profit or loss
Asset management plans	—	199	—	199
Trust plans	—	2,506	187	2,693
Private funds and other equity investments	—	1,603	10	1,613
Mutual funds	7,177	—	—	7,177
Debt securities	—	10,918	—	10,918
Bank wealth management products	—	3,345	—	3,345
Structured deposits	—	2,407	—	2,407
Others debt investments	—	753	2,809	3,562

	7,177	21,731	3,006	31,914

Derivative financial assets
Interest rate swap	—	222	—	222
Foreign currency swap	—	225	—	225

	—	447	—	447

Total	7,177	22,179	3,006	32,362

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
	(RMB millions)
	(Restated)
Financial assets at fair value through profit or loss
Mutual funds	5,176	—	—	5,176
Trust plans	—	7,140	117	7,257
Structured deposits	—	805	—	805
Bank wealth management products	—	964	—	964
Debt securities	—	5,185	—	5,185
Private fund and other equity investments	—	—	659	659
Others debt investments	—	6	4,711	4,716

Total	5,176	14,100	5,487	24,763

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
	(RMB millions)
Financial assets at fair value through other comprehensive income
Certificate of deposits	670	—	—	670
Exchange fund bills	486	—	—	486

	1,156	—	—	1,156

Financial assets at fair value through profit or loss
Trust plans	—	3,938	309	4,247
Private funds and other equity investments	—	—	598	598
Mutual funds	3,903	—	—	3,903
Debt securities	—	4,932	—	4,932
Bank wealth management products	—	1,628	—	1,628
Structured deposits	—	1,901	—	1,901
Others debt investments	—	31	3,116	3,147

	3,903	12,429	4,023	20,356

Total	5,059	12,429	4,023	21,512

There were no changes in valuation techniques during the period.

The following table presents the changes in Level 3 instruments for the years ended December 31, 2022, 2023 and 2024:

	2022	2023	2024
	Financial assets at fair value through profit or loss
	(RMB millions)
	(Restated)	(Restated)
As of beginning of the year	1,933	3,006	5,487

Additions	1,788	2,720	1,386
Disposal	(681)	(1,021)	(1,277)
Transfer into Level 3	0	1,063	0
Gains or losses recognized in profit or loss	(34)	(280)	(1,572)

As of end of the year	3,006	5,487	4,023

For the year ended December 31, 2023, RMB1,063 million investment was transferred from Level 2 to Level 3 as significant unobservable inputs were applied in valuation method.

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

As of December 31, 2022, 2023 and 2024, the Level 3 instruments were mainly other debt investments at fair value through profit or loss. As the other debt investments are not traded in an active market, their fair values have been determined using the discounted cash flow method whereby the discount rate adjustment technique is applied. The discount rate used to determine the present value was a rate that reflects current market assessments of the time value of money and the risks specific to the assets as at each reporting date. The determination of discount rate involved critical estimates and judgments by the management.

As of December 31, 2022, 2023 and 2024, the discount rates used to determine fair value of Level 3 instruments ranged from 0.66% to 16.01%. The table below illustrates the impact to profit/(loss) before income tax for the years ended December 31, 2022, 2023 and 2024, if the risk adjusted discount rate had increased/decreased by 100 basis points with all other variables held constant.

	As of December 31,
	2022	2023	2024
	(RMB millions)
	(Restated)	(Restated)
Discounted cash flow method	2,789	5,036	3,819
Expected changes in profit/(loss) before income tax
+100 basis points	(47)	(173)	(114)
-100 basis points	50	182	120

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. In the year ended December 31, 2024, we received US$13.0 million in reimbursements from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Converting Shares Trading in Hong Kong into ADSs

A holder who holds ordinary shares registered in Hong Kong and wishes to convert them to ADSs to trade on the NYSE must deposit or cause his or her broker to deposit the ordinary shares with the depositary’s custodian in Hong Kong, Citibank, N.A.-Hong Kong, in exchange for ADSs.

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

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures.

Our management is responsible for the establishment and maintenance of our disclosure controls and procedures. As of December 31, 2024, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934).

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2024, our disclosure controls and procedures were not effective because of material weaknesses in internal control over financial reporting described below.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934).

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, under the oversight of our Board of Directors (“Board”), our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on such evaluation, our management has concluded that, as of December 31, 2024, our internal control over financial reporting was not effective because of material weaknesses in internal control over financial reporting described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses are as follows:

(1) We did not design and maintain an effective control environment at the Company that demonstrated our commitment to maintaining integrity and ethical values. Specifically, we did not design, monitor or enforce effective controls over the investment selection and approval, measurement of the investments, reporting of the investments, and identification of related parties and related party transactions, thereby resulting in inappropriate accounting, presentation and disclosure of certain investments, investment trusts and subsidiaries. This material weakness resulted in the restatement of our previously issued consolidated financial statements for the years ended December 31, 2022 and 2023. For additional information, please refer to Note 3.2 of our consolidated financial statements included in this annual report.

(2) We did not design and maintain certain effective controls over the financial reporting process including maintaining accounting policies that are commensurate with IFRS Accounting Standards, to achieve complete, accurate financial reporting and disclosures, which resulted in the incorrect classification of various accounts in the financial statements, and inaccurate presentation and disclosure of various items in the financial statements. This material weakness led to certain audit adjustments that resulted in the restatement of our previously issued consolidated financial statements for the years ended December 31, 2022 and 2023. For additional information, please refer to Note 3.2 of our consolidated financial statements included in this annual report.

(3) We did not design and maintain effective management review controls over the development of the underlying assumptions and the completeness and accuracy of the data used in determining the following accounting estimates, goodwill impairment assessment, deferred tax asset recoverability assessment, determination of the total consideration and stand-alone selling prices related to loan enablement and post-origination service fees, and expected credit loss provision for loans to customers. While there was no restatement to the consolidated financial statements, we concluded that the review procedures were not performed at a level of precision to prevent or detect a material misstatement on a timely basis in the normal course of the review. Hence, a material weakness existed as of December 31, 2024.

The Company, under its current leadership as described below, is committed to remediating the above material weaknesses. As previously announced, the Company’s former Co-CEO, former CFOs and former CRO stepped down from their respective positions. In addition, the board of directors recently received notification from the CEO of his intent not to renew his employment contract upon its expiration.

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2024 due to the material weaknesses described above, we believe that the consolidated financial statements included in this annual report on Form 20-F fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

Management’s Plan for Remediation of Material Weaknesses

The Audit Committee engaged a leading international law firm and forensic accounting expert from an international consulting firm to conduct independent investigations (the “Investigations”) into possible related party transactions and controlled but not consolidated entities of the Company (the “Transactions”), covering the period from January 1, 2022 to December 31, 2024. We have devoted significant resources in facilitating the Investigations and restated the financial statements for the relevant periods impacted by the misconduct.

The Company has started, and will continue, implementing necessary and appropriate personnel actions with respect to those employees who knew or should have known of the compliance and legal issues in connection with the Transactions. This accountability assessment remains ongoing.

Our management is committed to maintaining an effective control environment and has implemented, and continues to implement measures to address the identified material weaknesses in our internal control over financial reporting. Our efforts include a number of actions:

1)

To promote an effective control environment with an emphasis on integrity and ethical values, as well as strengthen Board oversight of management, we have brought in the following new executives and directors of the Board: (i) Mr. Dicky Peter Yip as an independent non-executive director of the Company and Chairman of the Board; (ii) Mr. Xiang Ji as Co-CEO of the Company, who will assume the role of CEO and executive director upon expiry of the employment contract of the existing CEO; (iii) Mr. Tongzhuan Xi as CFO and executive director of the Company; (iv) Mr. Jianbo Cheng as the CRO of the Company; (v) Mr. Tao Wu as the Executive Deputy General Manager and Chief Marketing Officer of the Company.

2)

Our new leadership team, together with other senior executives, are committed to achieving and maintaining a strong control environment, high ethical standards, and financial reporting integrity. This commitment will be communicated to and reinforced with all employees led by our Internal Audit department.

3)

An extraordinary special committee (the “Special Committee”) under the board of directors was also formed to oversee the improvement of our internal control system, and an extraordinary executive committee at the management level was also set up to support the special committee under the board of directors.

4)

We appointed an Independent Internal Control Consultant as internal control consultant to conduct a review of the internal control policies and procedures and provide corresponding rectification recommendations to improve the internal control system. The scope of the internal control review covers entity-level internal controls (risk assessment, control activities, information and communication, monitoring), business process-level internal controls (wealth management business processes), and management process-level internal controls (financial reporting and information disclosure, management processes for related parties and related party transactions, cash and treasury management processes, investment and valuation processes), involving relevant businesses occurring during the period from January 1, 2022 to December 31, 2025.

We have been responding and implementing corresponding remedial measures based on the recommendations of the Independent Internal Control Consultant, including but not limited to enhancing our anti-fraud and whistle-blower policies. The Independent Internal Control Consultant is concurrently conducting follow-up review to assess the implementation of the remedial measures.

5)	Our management has strengthened, and continues to strengthen internal controls over the investment management process, including:

a)

Strengthening the investment policy by mandating a comprehensive risk assessment that includes understanding the nature of investment products and their underlying assets, and obtaining sufficient information regarding such underlying assets.

b)	Establishing a detailed valuation policy for all categories of investment products, which specifies the specific valuation methodology to be used,

c)	Requiring an initial consolidation assessment and quarterly reassessments by the finance department for all structured investment products including trusts,

d)	Mandating the Risk Management Department’s involvement in the monthly post-investment monitoring process including the performance of the underlying assets,

e)	Establishing a quarterly valuation review process, led by the risk management department that reviews the appropriateness of the valuation of the respective investment products, and

f)	Increase frequency of Internal Audit’s review of the investment process.

6)	Our management has implemented, and continues to implement the following financial reporting procedures and controls, including:

a)

Hire additional qualified finance and accounting personnel with accounting expertise on complex and/or non-routine transactions who will provide accounting interpretation guidance to assist us in identifying and addressing any issues that affect our consolidated financial statements,

b)

Providing targeted training to the finance organization on new product offerings, non-routine transactions, changes to IFRS/SEC standards, to bolster finance teams’ knowledge of operational and technical issues that could impact accounting for complex and/or non-routine transactions as well as system reports and underlying data used to support the finance function,

c)	Timely updating our accounting policies, procedures and controls to reflect the latest accounting and regulatory updates,

d)

Strengthening the financial closing process checklist to achieve complete, accurate, and timely financial accounting, reporting, and disclosures, with appropriate levels of review applied to complex and/or non-routine transactions,

e)	Improving the review and oversight of information provided by certain service providers and external financial platforms, and

f)	Enhancing our related party transaction procedures to timely update and maintain a complete related party list and identify applicable transactions for appropriate disclosures.

7)

We has enhanced, and continues to enhance our management review controls over the development of the underlying assumptions and the completeness and accuracy of the data used in determining the aforementioned accounting estimates by:

a)

Requiring qualified finance and accounting personnel with the appropriate competence and knowledge to (i) review all assumptions at a level of precision and (ii) ensure the completeness and accuracy of the underlying data and reports used in determining the aforementioned estimates;

b)	Establishing a template for control owners to document their review activities and retain sufficient evidence to support the underlying assumptions used and completeness and accuracy of the data used

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting.

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PricewaterhouseCoopers Zhong Tian LLP, or PwC, acted as our independent registered public accounting firm in 2022 and 2023. In June 2025, we appointed Ernst & Young and Ernst & Young Hua Ming LLP (collectively “EY”) as the auditors of the Company to audit the consolidated financial statements for the financial years ended December 31, 2022, 2023 and 2024. EY has provided audit services in the aggregate amount of approximately RMB135 million for the audit of the consolidated financial statements for the financial years ended December 31, 2022, 2023 and 2024.

The following table sets forth the aggregate fees by categories specified below billed in connection with certain professional services rendered by EY and PwC for the periods indicated.

	PwC		EY
	2023	2024	2023	2024
	(RMB millions)
Audit fees(1)	47.5	31.6	—	—
Audit-Related fees(2)	—	—	—	—
Tax fees(3)	0.9	0.1	1.2	1.9
All other fees(2)	0.8	7.6	—	—

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

On June 25, 2025, our shareholders approved the removal of PricewaterhouseCoopers, or PwC, and PricewaterhouseCoopers Zhong Tian LLP, or PwC ZT, as our auditors, and the appointment of Ernst & Young, or EY, and Ernst & Young Hua Ming LLP, or EY HM, as our auditors in their place. The decision to change our independent registered public accounting firm to audit our consolidated financial statements for the financial years December 31, 2022, 2023 and 2024 in accordance with International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (“PCAOB”) had been recommended and approved by our board of directors and audit committee on January 27, 2025.

PwC (including PwC ZT) had been re-appointed as our auditors for the year ended December 31, 2024 at the annual general meeting of our shareholders held on May 30, 2024 to hold office until the conclusion of the next annual general meeting of our shareholders. After considering the facts and circumstances below, our board of directors resolved, on January 27, 2025, to propose the removal of PwC and PwC ZT as our auditors, an action which, in the view of our board of directors (including the audit committee), was in the best interests of our shareholders as a whole.

On January 21, 2025, our audit committee received a letter of the same date from PwC. In the letter, PwC stated that it had been orally notified of its removal as our auditor on January 16, 2025. In the same letter, among other things, (1) PwC stated that on October 25, 2024, it had received information in the course of an oral conversation, or the Subject Conversation, with a then-current senior executive of ours that raised concerns, in the view of PwC, about certain possible related party transactions, or the Subject Transactions; (2) PwC stated that on November 25, 2024, PwC had orally reported the Subject Conversation to our audit committee; (3) PwC stated that on December 11, 2024, PwC had issued a written letter to our audit committee requesting an expert and independent investigation into the matter; and (4) while PwC noted that our audit committee had engaged forensic accountants and independent investigation counsel to investigate the Subject Transactions and other related matters, and that the then-current senior executive of ours, in the interview with the team conducting the independent investigation, had denied the contents of the Subject Conversation as reported by PwC to our audit committee, PwC raised questions about the investigation, the independence of our audit committee, and the remedial actions that we had taken.

On January 21, 2025, our audit committee also received a letter of the same date from PwC ZT, our U.S. PCAOB-registered auditor. In the letter, PwC ZT stated that, due to the seriousness of the Subject Conversation as understood by PwC ZT, the decision by our audit committee not to share its independent investigation conclusions with PwC ZT, and certain independence concerns, PwC ZT could not consent to the incorporation of its prior audit or review opinions in any of our current or future filings. The letter further stated that neither we nor any successor auditor could rely on any work that PwC ZT performed for us with regard to 2024, and, as PwC ZT believed that it was no longer able to rely on representations provided by us and our management in connection with our fiscal year 2022 and 2023 audits, its 2022 and 2023 audit opinions on our annual financial statements should no longer be relied upon.

As of January 21, 2025, we had not removed or resolved to remove PwC and PwC ZT as our auditors. Furthermore, as of the same date, the independent investigation into the Subject Transactions and related matters remained ongoing. For more information about the independent investigation, please refer to “Item 4.A. History and Development of the Company—Recent Developments.”

On January 27, 2025, our board of directors resolved to propose the removal of PwC (including PwC ZT). Following the resolution of our board of directors on January 27, 2025, our audit committee began the process of identifying proper accounting firms, with the goal of having the successor auditor conduct an audit of our financial reports for the years ended December 31, 2022, 2023 and 2024. Additionally, at our request, trading in our ordinary shares on the Hong Kong Stock Exchange was halted with effect from 9:00 a.m. on January 28, 2025 and remains suspended. Subsequently, our board of directors resolved on April 23, 2025 to propose to appoint EY and EY HM as our successor auditor as recommended by the audit committee. On June 25, 2025, our shareholders approved the change in auditors and EY and EY HM were appointed as our auditors to hold office until the annual general meeting for the year ending December 31, 2025. We have authorized PwC and PwC ZT to respond fully to the inquiries of the EY and EY HM concerning the subject matter of the foregoing matters.

Other than as described above, the audit reports of PwC and PwC ZT on our consolidated financial statements as of and for the years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. No audit report was issued by PwC or PwC ZT for the year ended December 31, 2024.

Other than as described above, during each of the years ended December 31, 2023 and 2024 and the subsequent interim period through June 25, 2025, there were (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between PwC and PwC ZT and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC and PwC ZT, would have caused PwC and PwC ZT to make reference thereto in their reports on the financial statements for such years, and (ii) no “reportable events” (as set forth in Item 16F(a)(1)(v) of Form 20-F).

We provided a copy of the foregoing disclosure to PwC and PwC ZT and requested that PwC and PwC ZT furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of the letter from PwC and PwC ZT is filed as Exhibit 16.1 to this annual report on Form 20-F.

For each of the years ended December 31, 2023 and 2024 and the subsequent interim period through June 25, 2025, neither we nor anyone acting on our behalf consulted EY HM regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements (and neither a written report nor oral advice was provided to us by EY HM that EY HM concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue), or (ii) any matter that was either the subject of a disagreement or a reportable event.

Item 16G.	Corporate Governance

As a Cayman Islands exempted company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. As of the date of this annual report, Ping An Insurance holds more than 50% of our total voting power. As a result, we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we may rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements.

However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. In 2024, we chose to rely on the home country exemption from Section 303A.01 of the NYSE Listed Company Manual, which requires a listed company to have a majority of independent directors. In these respects, and in other respects if we choose to follow home country practice in other respects in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Shares and ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J.	Insider Trading Policies
Our board of directors
has
 established insider
trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees, and consultants, with the goal of promoting compliance with applicable insider trading laws, rules, and regulations.
The Amended and Restated Statement of Policies Governing Material
Non-Public
Information and the Prevention of Insider Trading, adopted by our board of directors on November 13, 2023, is filed as Exhibit 11.2 to this annual report on Form
20-F.

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
Governance
Our executive directors are responsible for overseeing the cybersecurity risk management and be informed on risks from cybersecurity threats. The chief executive officer, the chief financial officer, and the principal officer in charge of the cybersecurity matters who has experience in dealing with confidentiality-related cybersecurity issues, are responsible for discussing material cybersecurity incidents or threats with specific constituencies before sign-off,
ensuring thorough review of information and disclosures. This involves our disclosure committee (comprising of the chief executive officer, the principal financial officer or the head of financial reporting, the principal investor relations officer, and appropriate business unit heads of our company), as a whole, and the executive directors of our company; and other members of senior management and external legal counsel, to the extent appropriate. The chief executive officer, the chief financial officer, and the principal officer in charge of the cybersecurity matters are also responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident, maintaining oversight of the disclosure in Form
6-K
for material cybersecurity incidents (if any) and meeting with the disclosure committee (i) in connection with each quarterly earnings release, update the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, if any, and the relevant disclosure issues and (ii) in connection with each annual report, present the disclosure concerning cybersecurity matters in Form
20-F,
along with a report highlighting particular disclosure issues, if any, and hold a Q&A session. The disclosure committee are responsible for maintaining oversight of the disclosure related to cybersecurity matters in the periodic reports of our company.

2
2
1

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Lufax Holding Ltd, its subsidiaries and the consolidated affiliated entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Sixth Amended and Restated Memorandum of Association and Ninth Amended and Restated Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 23, 2024)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4) (incorporated herein by reference to Exhibit 2.1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 23, 2024)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on July 30, 2021 (File No. 333-258286))

2.3	Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated November 3, 2020 (incorporated by reference to Exhibit 2.3 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-39654) filed with the Securities and Exchange Commission on March 11, 2021)

2.4	Amendment No. 1 to Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated December 15, 2023 (incorporated herein by reference to Exhibit 2.4 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 23, 2024)

2.5	Amended and Restated Shareholders Agreement relating to Lufax Holding Ltd between the Registrant and other parties thereto dated January 31, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

2.6	Securityholders Agreement relating to Lufax Holding Ltd between the Registrant and other parties thereto dated September 30, 2020 (incorporated herein by reference to Exhibit 4.9 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

2.7	Description of Securities (incorporated herein by reference to Exhibit 2.7 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 23, 2024)

4.1	English translation of Amended and Restated 2019 Performance Share Unit Plan (incorporated by reference to Exhibit 99.4 to the Registrant’s current report on Form 6-K (File No. 001-39654) filed with the Securities and Exchange Commission on April 12, 2023)

Exhibit Number	Description of Document

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.3	Form of Employment Agreement between the Registrant and its executive officer (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.4	Exclusive Asset Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd, Shanghai Xiongguo Corporation Management Co., Ltd. and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.6 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.5	Exclusive Equity Interest Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd, Shanghai Xiongguo Corporation Management Co., Ltd. and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.7 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.6	Exclusive Business Cooperation Agreement, by and between Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited) and Shanghai Xiongguo Corporation Management Co., Ltd., dated February 1, 2023 (incorporated by reference to Exhibit 4.8 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.7	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd, Shanghai Xiongguo Corporation Management Co., Ltd. and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.9 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.8	Voting Proxy Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd, Shanghai Xiongguo Corporation Management Co., Ltd. and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

Exhibit Number	Description of Document

4.9	Exclusive Asset Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.11 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.10	Exclusive Equity Interest Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.12 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.11	Exclusive Business Cooperation Agreement, by and between Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited) and Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), dated February 1, 2023 (incorporated by reference to Exhibit 4.13 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.12	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.14 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.13	Voting Proxy Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.15 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

Exhibit Number	Description of Document

4.14	Exclusive Asset Option Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.15	Exclusive Equity Interest Option Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.16	Exclusive Business Cooperation Agreement, by and between Lufax Holding (Shenzhen) Technology Service Co., Ltd. and Shenzhen Lufax Holding Enterprise Management Co., Ltd., dated November 21, 2018 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.17	Share Pledge Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.18	Voting Proxy Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.19	English translation of form of letter of undertakings, from each individual shareholder of direct shareholders of Shenzhen Lufax Holding Enterprise Management Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.20	English translation of form of spousal consent letter, from the spouse of each individual shareholder of direct shareholders of Shenzhen Lufax Holding Enterprise Management Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.21	Convertible Promissory Note of the Registrant issued to China Ping An Insurance Overseas (Holdings) Limited dated October 8, 2015 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

Exhibit Number	Description of Document

4.22	Convertible Promissory Note of the Registrant issued to An Ke Technology Company Limited dated October 8, 2015 (incorporated herein by reference to Exhibit 4.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.23	Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes, among the Registrant, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited dated August 31, 2020 (incorporated herein by reference to Exhibit 4.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.24	Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes, among the Registrant, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited dated August 20, 2021 (incorporated herein by reference to Exhibit 4.1 to the report on Form 6-K furnished to the Securities and Exchange Commission on August 20, 2021 (File No. 001-39654))

4.25	Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes, among the Registrant, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited, dated December 6, 2022 (incorporated herein by reference to Exhibit 4.1 to the report on Form 6-K furnished to the Securities and Exchange Commission on December 6, 2022 (File No. 001-39654))

4.26	Certificate of Convertible Promissory Note (Certificate No.: 004) issued by the Registrant to China Ping An Insurance Overseas (Holdings) Limited, dated December 6, 2022 (incorporated herein by reference to Exhibit 4.2 to the report on Form 6-K furnished to the Securities and Exchange Commission on December 6, 2022 (File No. 001-39654))

4.27	Certificate of Convertible Promissory Note (Certificate No.: 005) issued by the Registrant to An Ke Technology Company Limited, dated December 6, 2022 (incorporated herein by reference to Exhibit 4.3 to the report on Form 6-K furnished to the Securities and Exchange Commission on December 6, 2022 (File No. 001-39654))

4.28	Share Purchase Agreement by and among the Registrant, OneConnect Financial Technology Co., Ltd. and Ping An OneConnect Bank (Hong Kong) Limited dated November 13, 2023 (incorporated herein by reference to Exhibit 4.29 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 23, 2024)

8.1*	List of principal subsidiaries and consolidated affiliated entity of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

11.2*	The Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.2*	Consent of Haiwen & Partners

15.3*	Consent of Maples and Calder (Hong Kong) LLP

16.1*	Letter from PricewaterhouseCoopers Zhong Tian LLP to the SEC

97.1*	Clawback Policy of the Registrant

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page formatted as Inline XBRL and contained in Exhibit 101

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lufax Holding Ltd

By:	/s/ Xiang Ji
Name:	Xiang Ji
Title:	Co-Chief Executive Officer

Date: February 17, 2026

LUFAX HOLDING LTD

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Lufax Holding Ltd
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Lufax Holding Ltd (the “Company”) as of December 31, 2024, 2023 and 2022, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 15, 2026, expressed an adverse opinion thereon.
Restatement of 2023 and 2022 Financial Statements
As discussed in Note 3.2 to the consolidated financial statements, the 2023 and 2022 consolidated financial statements have been restated to correct misstatements.
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Loan enablement and post-origination service fees - measurement

Description of the Matter
For the year ended December 31, 2024, the Company recognized loan enablement and post-origination service fees amounting to RMB1,572 million and RMB6,481 million, respectively. As described in Notes 3.26, 5.2 and 6 to the consolidated financial statements, the Company charges its customers a combined service fee for loan enablement and post-origination services, each of which are considered distinct performance obligations. The total service fee is then allocated to the two performance obligations using their relative stand-alone selling prices.

Auditing management’s estimation of standalone selling prices was complex due to the lack of observable stand-alone prices as the Company does not provide loan enablement services or post-origination services on a stand-alone basis. Furthermore, external stand-alone selling prices were not readily observable. Management used an expected cost-plus margin approach to estimate the stand-alone selling prices of the services as the basis of revenue recognition. The stand-alone selling prices are estimated based on the expected costs to deliver these services associated with the loans.

How We Addressed the Matter in Our Audit	To test the Company’s estimation of the stand-alone selling prices of the loan enablement and post-origination services we performed audit procedures that included, among others, evaluating the appropriateness of the cost allocation to the respective services and tested the mathematical accuracy of the Company’s calculations. We also evaluated the reasonableness of the expected costs to deliver these services by comparing such estimates to actual cost information.

Provision for impairment losses for loans to customers and financing guarantee contracts

Description of the Matter
As of December 31, 2024, the Company’s provision for impairment losses for loans to customers and financing guarantee contracts was RMB8,544 million and RMB4,218 million, respectively. As described in Notes 3.10, 4.1.2, 5.4, 22, 35 to the consolidated financial statements, the Company provides for impairment losses on loans that are originated by the Company, while financing guarantee contracts is the Company’s obligation to repay the loans that were facilitated on the Company’s platform in the event of default. The provision for impairment losses for loans to customers and financing guarantee contracts represents management’s estimate of expected credit losses (“ECL”) on such loans to customers and financing guarantee contracts, calculated on a forward-looking basis. In measuring ECL, management applied significant judgment in determining the forward-looking adjustments, specifically, the relevant forward-looking economic factors and the methodologies used to incorporate those factors into the ECL model. These judgments were intended to reflect current conditions and reasonable and supportable forecasts of future economic conditions.

Auditing management’s provision for impairment losses for loans to customers and financing guarantee contracts was complex and subjective because the determination of the relevant forward-looking economic factors involved significant management judgment. Changes in these factors could have a material effect on the amount of impairment allowance for loans to customers and financing guarantee contracts.

How We Addressed the Matter in Our Audit	To test the Company’s provision for impairment losses for loans to customers and financing guarantee contracts, we performed audit procedures that included, among others, involving our valuation specialists to assist in evaluating the relevance of the forward-looking economic factors. Such procedures included comparing those factors to publicly available market information and evaluating the methodologies used to incorporate those factors into the ECL model. We also tested the completeness and accuracy of the underlying data used in determining the forward-looking adjustments.

Goodwill Impairment Assessment of Puhui

Description of the Matter
As of December 31, 2024, the Company’s goodwill allocated to the Puhui, as defined in Note 27(a), cash generating unit (the “CGU”) amounted to RMB8,911 million. As described in Notes 3.16, 5.1 and 27 to the consolidated financial statements, the Company performs goodwill impairment assessments annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. During the year ended December 31, 2024, management performed its annual goodwill impairment test for the CGU. The recoverable amount of the CGU was determined using a value-in-use approach based on discounted cash flow projections. Management concluded that the recoverable amount exceeded the carrying amount and, accordingly, no impairment loss was recognized.

Auditing management’s goodwill impairment assessment was complex and subjective due to the significant estimation uncertainty associated with management’s forward-looking assumptions used in the discounted cash flow projections, specifically, revenue growth rates and loan loss rates. Changes in these assumptions could have a material effect on the determination of the recoverable amount and, consequently, on the assessment of whether goodwill is impaired.

How We Addressed the Matter in Our Audit	To test the Company’s goodwill impairment assessment, we performed audit procedures that included, among others, evaluating the methodology used, assessing the reasonableness of the significant assumptions described above, and testing the completeness and accuracy of underlying data used. We compared the revenue growth rates and loan loss rates to the Company’s historical results and considered current industry reports. We also performed sensitivity analyses on these significant assumptions to evaluate the effect of changes in those assumptions on the recoverable amount of the CGU.
/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2025.
Shanghai, the People’s Republic of China
February 15, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Lufax Holding Ltd
Opinion on Internal Control Over Financial Reporting
We have audited Lufax Holding Ltd’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Lufax Holding Ltd (the “Company”) has not maintained effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses in internal control over financial reporting related to the following:

•	Control environment

•	Financial reporting process

•	Management review controls
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024, 2023 and 2022, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated February 15, 2026, which expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Report of Independent Registered Public Accounting Firm (continued)
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young Hua Ming LLP
Shanghai, the People’s Republic of China
February 1
5
, 2026

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Notes	2022	2023	2024
		RMB’000	RMB’000	RMB’000
		(Restated)	(Restated)
Technology platform-based income	6	29,214,613	15,318,744	8,161,022
Net interest income	7	18,681,936	13,112,128	12,311,328
Guarantee income		7,372,509	4,392,376	3,579,672
Other income	8	1,840,234	1,390,902	1,507,897
Investment income/(losses)	9	512,818	79,976	(1,045,820)
Share of net losses of investments accounted for using the equity method		(218)	(5,416)	(691)

Total income		57,621,892	34,288,710	24,513,408

Sales and marketing expenses	10	(15,764,682)	(9,888,675)	(5,406,371)
General and administrative expenses		(2,885,022)	(2,350,043)	(2,023,650)
Operation and servicing expenses		(6,922,178)	(6,192,537)	(5,034,010)
Technology and analytics expenses		(1,897,365)	(1,405,800)	(1,177,697)
Credit impairment losses	11	(16,512,295)	(12,695,662)	(12,612,907)
Asset impairment losses		(427,108)	(31,246)	—
Finance costs	12	(1,172,782)	(349,240)	(84,819)
Other gains/(losses) - net	13	5,402	212,958	(252,639)

Total expenses		(45,576,030)	(32,700,245)	(26,592,093)

Profit/(loss) before income tax expenses		12,045,862	1,588,465	(2,078,685)
Less: Income tax expenses	14	(4,187,776)	(635,367)	(1,524,830)

Net profit/(loss) for the year		7,858,086	953,098	(3,603,515)

Net profit/(loss) attributable to:
Owners of the Company		7,777,336	809,624	(3,870,620)
Non-controlling interests		80,750	143,474	267,105

		7,858,086	953,098	(3,603,515)

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (continued)

		For the year ended December 31,
	Notes	2022	2023	2024
		RMB’000	RMB’000	RMB’000
		(Restated)	(Restated)
Other comprehensive loss, net of tax:
Items that may be reclassified to profit or loss in subsequent periods
-Exchange differences on translation of foreign operations		(289,599)	(54,409)	(28,584)
-Changes in the fair value of financial assets at fair value through other comprehensive income		—	—	(1,058)
Items that will not be reclassified to profit or loss in subsequent periods
-Exchange differences on translation of foreign operations to the presentation currency		(1,291,250)	(410,572)	(90,199)

		(1,580,849)	(464,981)	(119,841)
Total comprehensive income/(loss) for the year		6,277,237	488,117	(3,723,356)

Total comprehensive income/(loss) attributable to:
Owners of the Company		6,196,084	344,034	(3,990,276)
Non-controlling interests		81,153	144,083	266,920

		6,277,237	488,117	(3,723,356)

Earnings/(losses) per share (expressed in RMB per share)
-Basic earnings/(losses) per share	15	6.79	0.71	(2.77)
-Diluted earnings/(losses) per share	15	6.78	0.71	(2.77)
-Basic earnings/(losses) per ADS	15	13.58	1.42	(5.54)
-Diluted earnings/(losses) per ADS	15	13.56	1.42	(5.54)
The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
	Notes	December 31, 2022	December 31, 2023	December 31, 2024
		RMB’000	RMB’000	RMB’000
		(Restated)	(Restated)
ASSETS
Cash at bank	16	43,939,270	39,695,914	29,903,846
Restricted cash	16	27,086,721	13,416,615	14,132,034
Financial assets held under resale agreements	17	40,023	28,834	657,033
Financial assets at fair value through profit or loss	18	31,914,128	24,763,205	20,355,814
Financial assets at fair value through other comprehensive income	19	—	—	1,156,095
Financial assets at amortized cost	20	3,411,084	1,758,083	1,499,000
Accounts and other receivables and contract assets	21	15,822,058	7,347,687	6,216,650
Loans to customers	22	211,446,645	129,693,954	111,508,669
Deferred tax assets	23	5,000,309	5,731,640	6,773,586
Property and equipment	24	329,755	186,210	64,075
Investments accounted for using the equity method		39,271	2,609	—
Intangible assets	25	885,056	874,919	956,077
Right-of-use assets	26	767,701	419,590	306,599
Goodwill	27	8,911,445	8,911,445	9,175,539
Other assets	28	1,373,679	1,551,365	831,626

Total assets		350,967,145	234,382,070	203,536,643

LIABILITIES
Payable to platform investors	29	1,569,367	985,761	721,558
Borrowings	30	36,915,513	38,823,284	51,114,575
Bonds payable	31	2,143,348	—	—
Customer deposits	32	—	—	3,933,750
Current income tax liabilities		1,986,189	801,606	782,352
Accounts and other payables and contract liabilities	33	12,828,167	8,451,662	7,492,550
Payable to investors of consolidated structured entities	34	176,352,333	79,458,267	42,795,624
Financing guarantee liabilities	35	5,763,369	4,185,532	4,217,979
Deferred tax liabilities	23	539,651	492,125	333,560
Lease liabilities	26	760,626	404,518	302,867
Convertible promissory notes payable	36	5,164,139	5,650,268	6,174,050
Optionally convertible promissory notes	37	8,142,908	—	—
Financial assets sold under repurchase agreements	38	3,343,950	1,307,395	782,459
Other liabilities	39	1,779,645	1,327,993	1,287,562

Total liabilities		257,289,205	141,888,411	119,938,886

EQUITY
Share capital	40	75	75	117
Share premium	40	32,073,874	32,142,233	27,027,846
Treasury shares	41	(5,642,769)	(5,642,768)	(5,642,768)
Other reserves	42	3,771,768	1,769,185	1,591,448
Retained earnings	43	61,857,055	62,666,679	58,796,059

Total equity attributable to owners of the Company		92,060,003	90,935,404	81,772,702
Non-controlling interests		1,617,937	1,558,255	1,825,055

Total equity		93,677,940	92,493,659	83,597,757

Total liabilities and equity		350,967,145	234,382,070	203,536,643

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Year ended December 31, 2022

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2022	75	33,365,786	(5,560,104)	9,304,995	55,942,943	93,053,695	1,505,508	94,559,203
Adjustment on correction of errors (net of tax) (Note 3.2)	—	—	—	1,613,336	(1,821,146)	(207,810)	16,028	(191,782)

As of January 1, 2022 (Restated)	75	33,365,786	(5,560,104)	10,918,331	54,121,797	92,845,885	1,521,536	94,367,421

Net profit for the year	—	—	—	—	7,777,336	7,777,336	80,750	7,858,086
Other comprehensive income/(losses)	—	—	—	(1,581,252)	—	(1,581,252)	403	(1,580,849)

Total comprehensive income for the year	—	—	—	(1,581,252)	7,777,336	6,196,084	81,153	6,277,237

Repurchase of ordinary shares (Note 41)	—	—	(82,665)	—	—	(82,665)	—	(82,665)
Capital reduction from non-controlling interests	—	—	—	—	—	—	(1,118)	(1,118)
Exercise of share-based payment (Note 40, 42)	—	127,063	—	(68,110)	—	58,953	—	58,953
Redemption and extension of convertible promissory notes (Note 36)	—	6,209,598	—	(5,584,770)	—	624,828	—	624,828
Contributions from non-controlling interests	—	—	—	—	—	—	15,938	15,938
Dividend declared (Note 48)	—	(7,628,573)	—	—	—	(7,628,573)	—	(7,628,573)
Appropriations to general reserve	—	—	—	42,078	(42,078)	—	—	—
Share-based payment (Note 46)	—	—	—	45,491	—	45,491	428	45,919

As of December 31, 2022 (Restated)	75	32,073,874	(5,642,769)	3,771,768	61,857,055	92,060,003	1,617,937	93,677,940

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

Year ended December 31, 2023

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2023	75	32,073,874	(5,642,769)	2,158,432	64,600,234	93,189,846	1,596,829	94,786,675
Adjustment on correction of errors (net of tax) (Note 3.2)	—	—	—	1,613,336	(2,743,179)	(1,129,843)	21,108	(1,108,735)

As of January 1, 2023 (Restated)	75	32,073,874	(5,642,769)	3,771,768	61,857,055	92,060,003	1,617,937	93,677,940

Net profit for the year	—	—	—	—	809,624	809,624	143,474	953,098
Other comprehensive income/(losses)	—	—	—	(465,590)	—	(465,590)	609	(464,981)

Total comprehensive income for the year	—	—	—	(465,590)	809,624	344,034	144,083	488,117

Exercise of share-based payment (Note 40, 42)	—	17,403	1	(15,667)	—	1,737	—	1,737
Acquisition of non-controlling interests of a subsidiary	—	—	—	4,511	—	4,511	(203,711)	(199,200)
Repayment of optionally convertible promissory notes (Note 37)	—	1,489,748	—	(1,489,748)	—	—	—	—
Dividend declared (Note 48)	—	(1,438,792)	—	—	—	(1,438,792)	—	(1,438,792)
Share-based payment (Note 46)	—	—	—	(36,089)	—	(36,089)	(54)	(36,143)

As of December 31, 2023 (Restated)	75	32,142,233	(5,642,768)	1,769,185	62,666,679	90,935,404	1,558,255	92,493,659

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

Year ended December 31, 2024

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2024	75	32,142,233	(5,642,768)	155,849	65,487,099	92,142,488	1,541,294	93,683,782
Adjustment on correction of errors (net of tax) (Note 3.2)	—	—	—	1,613,336	(2,820,420)	(1,207,084)	16,961	(1,190,123)

As of January 1, 2024 (Restated)	75	32,142,233	(5,642,768)	1,769,185	62,666,679	90,935,404	1,558,255	92,493,659

Net loss for the year	—	—	—	—	(3,870,620)	(3,870,620)	267,105	(3,603,515)
Other comprehensive losses	—	—	—	(119,656)	—	(119,656)	(185)	(119,841)

Total comprehensive losses for the year	—	—	—	(119,656)	(3,870,620)	(3,990,276)	266,920	(3,723,356)

Exercise of share-based payment (Note 40, 42)	—	42,475	—	(40,193)	—	2,282	—	2,282
Dividend declared (Note 48)	42	(5,156,862)	—	—	—	(5,156,820)	—	(5,156,820)
Share-based payment (Note 46)	—	—	—	(17,888)	—	(17,888)	(120)	(18,008)

As of December 31, 2024	117	27,027,846	(5,642,768)	1,591,448	58,796,059	81,772,702	1,825,055	83,597,757

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year ended December 31,
	Notes		2022	2023	2024
			RMB’000	RMB’000	RMB’000
			(Restated)	(Restated)
Cash flows from operating activities
Cash generated from operating activities	45	(a)	15,247,997	15,473,652	4,155,000
Income tax paid			(10,292,941)	(2,753,240)	(2,338,229)

Net cash generated from operating activities			4,955,056	12,720,412	1,816,771

Cash flows from investing activities
Proceeds from sale of investment assets			98,932,443	67,272,800	63,241,901
Proceeds from sale of property and equipment			19,943	8,464	9,664
Net cash used in acquisition of subsidiaries			—	—	(697,426)
Interest received on investment assets			1,707,552	825,725	852,631
Payment for acquisition of investment assets			(98,064,856)	(71,550,315)	(60,664,549)
Securities purchases under agreements to resell, net			5,527,177	—	—
Payment for property and equipment and other long-term assets			(129,365)	(51,279)	(72,565)
Net cash inflow/(outflow) from disposal of subsidiaries			—	25,075	(641)

Net cash generated from/(used in) investing activities			7,992,894	(3,469,530)	2,669,015

Cash flows from financing activities
Proceeds from capital contribution from the non-controlling shareholder of subsidiaries			15,938	—	—
Proceeds from exercise of share-based payment			95,911	252	2,172
Proceeds from borrowings			9,046,338	14,618,467	9,041,818
Repayment of borrowings			(5,794,772)	(17,920,237)	(14,226,298)
Payment for early redemption and extension of convertible promissory notes payable			(3,747,386)	(3,642,931)	—
Repayment of optionally convertible promissory notes payable			—	(8,342,096)	—
Repayment of convertible promissory notes payable			—	—	(51,266)
Repayment of bonds payable			—	(2,163,195)	—
Payment for lease liabilities			(617,800)	(486,942)	(289,615)
Payment for interest expenses			(1,213,186)	(1,531,239)	(626,050)
Payment for dividend declared			(7,717,474)	(1,435,461)	(5,132,615)
Payment for acquisition of non-controlling interests of subsidiary			—	(199,200)	—
Refund of cash reserved for repurchase of ordinary shares			—	854,624	—

Net cash used in financing activities			(9,932,431)	(20,247,958)	(11,281,854)

Effect of exchange rate changes on cash and cash equivalents			57,025	(20,353)	17,278
Net increase/(decrease) in cash and cash equivalents			3,072,544	(11,017,429)	(6,778,790)
Add: Cash and cash equivalents at the beginning of the year			26,522,110	29,594,654	18,577,225

Cash and cash equivalents at the end of the year	45	(c)	29,594,654	18,577,225	11,798,435

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

1.	General information
Lufax Holding Ltd (the “Company”) was incorporated in the Cayman Islands on December 2, 2014 as an exempted company with limited liability under the Companies Law (Revised) of the Cayman Islands. The address of its registered office is maintained by Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
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
The consolidated financial statements were approved and authorized for issue by the board of directors on February 1
5
, 2026.

2.	History and organization of the Group
On September 30, 2020, the Company issued automatically convertible promissory notes and optionally convertible promissory notes (collectively, “Convertible Notes”) to certain holders of the Class C ordinary shares, in exchange for Class C ordinary shares held by them (collectively, the
“C-round
restructuring”). The automatically convertible promissory notes were converted into ordinary shares automatically upon the closing of the Company’s IPO. The optionally convertible promissory notes could have been converted into an aggregate of 38,493,660 ordinary shares, without giving effect to any anti-dilutive adjustments, during the period between the completion of the IPO and September 29, 2023. The Company paid 6% annual interest to the holders of Convertible Notes until the notes were fully repaid or converted. The optionally convertible promissory notes matured on September 30, 2023, and the notes along with accrued interests had been fully repaid.
On October 30, 2020, the Company’s American depositary shares (“ADSs”) commenced trading on the New York Stock Exchange under the ticker symbol “LU”. As of December 31, 2021, the Company ha
d
1,203,505,757 ordinary shares issued and outstanding.
On April 14, 2023, the Company’s ordinary shares commenced trading on the Hong Kong Stock Exchange in board lots of 100 shares by way of introduction.
On November 20, 2023, the Company announced its plans to change the ratio of its ADSs to its ordinary shares (the “ADS Ratio”) from the current ADS Ratio of two ADSs to one ordinary share to a new ADS ratio of one ADS to two ordinary shares. The change in the ADS ratio became effective on December 15, 2023. For all the periods presented, basic and diluted earnings per ADS have been revised assuming the change of ADS ratio from a ratio of two ADSs to one ordinary share to a new ratio of one ADS to two ordinary shares occurred at the beginning of the earliest period presented.
On March 21, 2024, the Board resolved to recommend the declaration and distribution of the Special Dividend out of the share premium account under the reserves of the Company in the amount of USD
1.21 per Share or
USD
2.42
per ADS. The Special Dividend was payable in cash, with eligible holders of Shares given an option to elect to receive the Special Dividend wholly in the form of new Shares and eligible holders of ADSs given an option to elect to receive the Special Dividend wholly in the form of new ADSs (“Scrip Dividend Scheme”). The Special Dividend was approved at the Annual General Meeting on April 23, 2024.
Upon the completion of the election for scrip dividend under the Company’s Scrip Dividend Scheme, the equity stake of Ping An Insurance (Group) Company of China, Ltd. (“Ping An Group”) and its subsidiaries in the Company increased from
 41.40% to 56.82
% and hence,
Ping An Group became the ultimate controlling shareholder of the Company as of July 30, 2024.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.	History and organization of the Group (continued)

(a)	As of December 31, 2022, 2023 and 2024, the Company had direct or indirect interests in the principal subsidiaries and the principal consolidated affiliated entities as below.

Company Name	Kind of legal entity and place of incorporation	Principal activities and place of operations	Issued and paid-in capital/Registered capital	Attributable equity interest/economic interest to the Group
				2022	2023	2024
Controlled through direct or indirect equity holding:
Gem Blazing Limited	Corporation, Cayman Islands	Intermediate holding, Cayman Islands	USD742,000,000	100%	100%	100%
Wincon Hong Kong Investment Company Limited	Corporation, Hong Kong	Intermediate holding, Hong Kong	USD742,000,000	100%	100%	100%
Weikun (Shanghai) Technology Service Co., Ltd. (“Weikun Technology”)	Corporation, the PRC	Technology advisory service, the PRC	RMB7,923,258,050/ USD1,191,000,000	100%	100%	100%
Jinjiong (Shenzhen) Technology Service Company Ltd. (“Jinjiong Technology”) (i)	Corporation, the PRC	Intermediate holding, the PRC	RMB800,000,000	100%	100%	100%
Lufax Holding (Shenzhen) Technology Service Co., Ltd.	Corporation, the PRC	Internet platform service, the PRC	RMB298,549,200/ RMB300,000,000	100%	100%	100%
Gem Alliance Limited	Corporation, Cayman Islands	Intermediate holding, Cayman Islands	USD1,828,535,620	100%	100%	100%
Harmonious Splendor Limited	Corporation, Hong Kong	Intermediate holding, Hong Kong	USD2,165,088,878	100%	100%	100%
Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd. (iv)	Corporation, the PRC	Financing guarantee services, the PRC	USD3,109,801,102	100%	100%	100%
Ping An Puhui Enterprises Management Co., Ltd. (ii i )	Corporation, the PRC	Enterprise management service, the PRC	RMB9,435,425,000	100%	100%	100%
Chongqing Yuheao Commercial Information Consulting Co., Ltd. (iv)	Corporation, the PRC	Information service consultation, the PRC	RMB3,200,000,000	100%	100%	100%
Shenzhen Ping An Rongyi Investment & Consulting Co., Ltd. (iv)	Corporation, the PRC	Investment and financial consulting service, the PRC	RMB1,251,363,637	100%	100%	100%
Ping An Rongyi (Heilongjiang) Information Service Co., Ltd. (iv)	Corporation, the PRC	Information technology services, the PRC	RMB1,000,000,000	100%	100%	100%
Ping An Consumer Finance Co., Ltd.	Corporation, the PRC	Consumer finance business, the PRC	RMB5,000,000,000	70%	70%	70%
PAO Bank Limited (“PAObank”) (ii)	Corporation, Hong Kong	Banking services Hong Kong	HKD2,000,000,000	0%	0%	100%
Heilongjiang Jinlian Yuntong Microfinance Co., Ltd. (“Heilongjiang Microfinance”)	Corporation, the PRC	Microfinance services , the PRC	RMB4,640,000,000/ RMB5,000,000,000	0%	0%	100%
Controlled through Contractual Agreements:
Shanghai Xiongguo Corporation Management Co., Ltd. (“Xiongguo”)	Corporation, the PRC	Intermediate holding, the PRC	RMB1,000,000,000	100%	100%	100%
Shanghai Lufax Information Technology Co., Ltd.	Corporation, the PRC	Online wealth management information platform service, the PRC	RMB836,670,000	100%	100%	100%
Shenzhen Lufax Holding Enterprise Management Co., Ltd.	Corporation, the PRC	Intermediate holding, the PRC	RMB 0/ RMB 5,000,000	100%	100%	100%
Controlled through de facto control:
Zhongshi Credit Management Co., Ltd.	Corporation, the PRC	Non-performing asset management, the PRC	RMB100,000,000	90%	90%	90%
Shenzhen Jiayun Hua’ao Information Service Co., Ltd.	Corporation, the PRC	Information consulting services, the PRC	RMB570,000,000	100%	100%	100%
Shenzhen Tiankun Hengtai Investment Management Co., Ltd. (v)	Corporation, the PRC	Investment and asset management, the PRC	RMB 0/ RMB10,000,000	100%	0%	0%
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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.	History and organization of the Group (continued)

(a)	As of December 31, 2022, 2023 and 2024, the Company had direct or indirect interests in the principal subsidiaries and the principal consolidated affiliated entities as below. (continued)

(ii)
On November
13, 2023, the Group entered into a share purchase agreement with OneConnect Financial Technology Co., Ltd. (as the seller) (“OCFT”) and PAO Bank Limited (previously known as Ping An OneConnect Bank (Hong Kong) Limited) (the “PAObank”), pursuant to which OCFT conditionally agreed to sell, and the Group conditionally agreed to acquire PAObank through the sale and purchase of the entire issued share capital of the indirect holding company of PAObank, Jin Yi Tong Limited, at a consideration of HKD933 million
in cash. On April 2, 2024, all the conditions precedent to the acquisition of PAObank had been fulfilled. Upon that, the acquisition was completed and the PAObank became a wholly-owned subsidiary of the Group.

(iii)
On August 5, 2024, Harmonious Splendor Limited, the parent company of Ping An Puhui Enterprises Management Co., Ltd., increased its capital contribution to Ping An Puhui Enterprises Management Co., Ltd. from RMB 8,494,800,000 to RMB 9,435,425,000.

(iv)
In 2024, Ping An Puhui Financing Guarantee Co., Ltd., Chongqing Jinan Microloan Co., Ltd., Ping An Puhui Investment & Consulting Co., Ltd. and Ping An Puhui Information Services Co., Ltd. were renamed as Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd., Chongqing Yuheao Commercial Information Consulting Co., Ltd , Shenzhen Ping An Rongyi Investment & Consulting Co., Ltd. and Ping An Rongyi (Heilongjiang) Information Service Co., Ltd., respectively.

(v)	Shenzhen Tiankun Hengtai Investment Management Co., Ltd. was dissolved in October 2023.

(b)	The following table sets forth the major consolidated structured entities other than Consolidated Affiliated Entities of the Group as of December 31, 2024.

Name	Amount of investment by the Group	Remaining paid-in capital of structured entities (i)
	RMB’000	RMB’000
Trust A	2,720,000	2,720,000
Trust B	2,720,000	2,720,000
Trust C	2,629,840	2,629,840
Trust D	2,260,000	2,260,000
Trust E	1,864,000	1,864,000
Asset Management Product A	1,686,553	1,686,553
Trust F	1,479,643	1,479,643
Trust G	1,288,920	1,288,920
Trust H	1,166,218	1,166,218
Asset Management Product B	994,471	994,471
Ping An Group and its subsidiaries also made investments in these structured entities. Meanwhile, Ping An Group and its subsidiaries also provide certain services to certain consolidated structured entities.

(i)	The remaining paid-in capital is the amount not yet paid to the investors.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.	History and organization of the Group (continued)

(c)
PRC laws and regulations prohibit or restrict foreign ownership of companies that conduct certain internet-based business, which include activities and services provided by the Group. The Group operates part of its business in the PRC through a series of contractual arrangements (collectively, “Contractual Arrangements”) entered into among wholly-owned subsidiaries of the Company (“WFOE”), Consolidated Affiliated Entities and the shareholders of Consolidated Affiliated Entities (“Onshore Shareholders”) that are authorized by the Group. The Contractual Arrangements include Exclusive Equity Interest Option Agreements, Exclusive Business Cooperation Arrangements, Exclusive Asset Option Agreements, Share Pledge Agreements, Voting Trust Agreements, Letters of Undertakings and Spousal Consent Letters.

Under the Contractual Arrangements, the Company has the power to control the management, financial and operating policies of the Consolidated Affiliated Entities, has exposure or rights to variable returns from its involvement with the Consolidated Affiliated Entities, and has ability to use its power over the Consolidated Affiliated Entities to affect the amount of the returns. As a result, all of these Consolidated Affiliated Entities are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company. The table below sets forth the principal Consolidated Affiliated Entities of the Group as of December 31, 2022, 2023 and 2024:

Contract Date	WFOE	OPCO

March 23, 2015 and February 1, 2023	Weikun Technology	Xiongguo
March 23, 2015 and February 1, 2023	Weikun Technology	Shanghai Lufax Information Technology Co., Ltd.
November 21, 2018	Lufax Holding (Shenzhen) Technology Service Co., Ltd.	Shenzhen Lufax Holding Enterprise Management Co., Ltd .
The principal terms of the Contractual Arrangements are further described below:

•	Exclusive Equity Interest Option Agreement
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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.	History and organization of the Group (continued)

The principal terms of the Contractual Arrangements are further described below: (continued)

•	Share Pledge Agreement
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

•	Letters of Undertakings
Each individual signing indirect shareholder has irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfill his or her obligations under the contractual arrangement, that he or she will unconditionally transfer his or her equity interest in OPCO to WFOE or any person designated by WFOE and the transferee will assume all of his or her rights and obligations as such under the contractual arrangements. Each signing indirect shareholder represents that his or her spouse has no ownership interest in his or her equity interest in OPCO. Each signing indirect shareholder further represents that, he or she will not, commit any conduct or omission that is contrary to the purpose and intention of the contractual arrangements, that leads or may lead to any conflict of interest between WFOE and our company and our subsidiaries, and that if, during his or her performance of the contractual arrangements, there is a conflict of interest between the signing indirect shareholder and our company and our subsidiaries, the signing indirect shareholder will protect the legal interests of WFOE under the contractual arrangements.

•	Spousal Consent Letters
Each signing spouse of individual indirect shareholder agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in OPCO and the relevant contractual arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in OPCO and committed not to impose any assertions upon his or her spouse’s respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the contractual arrangements, and committed that he or she will take all necessary measures for the performance of those arrangements.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.	History and organization of the Group (continued)

(d)	Risks in relation to the Consolidated Affiliated Entities
In the opinion of the Company’s management, the Contractual Arrangements discussed above have resulted in the Company and WFOE having the power to direct activities that most significantly impact the Consolidated Affiliated Entities, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the Consolidated Affiliated Entities at its discretion. The Company has the power to direct activities of the Consolidated Affiliated Entities and can have assets transferred out of the Consolidated Affiliated Entities under its control. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the Consolidated Affiliated Entities. As the Company conducts its Internet-related activities mainly through the Consolidated Affiliated Entities, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. As the Consolidated Affiliated Entities organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of WFOE for the liabilities of the Consolidated Affiliated Entities, and WFOE does not have the obligation to assume the liabilities of these Consolidated Affiliated Entities.
In the opinion of the Company’s legal counsel, the ownership structures of the consolidated affiliated entities and WFOEs currently do not result in violation of PRC laws and regulations currently in effect. The Contractual Agreements governed by the PRC laws and regulations are valid, binding and enforceable against each party thereto in accordance with the applicable PRC laws and regulations currently in effect, and do not result in violation of PRC laws and regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations and future PRC laws, regulations and rules, and there can be no assurance that the Governmental Agencies will take a view that is not contrary to or otherwise different from the Company’s legal counsel opinion stated above.
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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.	History and organization of the Group (continued)

(d)	Risks in relation to the Consolidated Affiliated Entities (continued)

The Company’s ability to control Consolidated Affiliated Entities also depends on rights provided to WFOEs under the Voting trust Agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes the Voting trust Agreement is legally enforceable, but they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements among WFOEs, the Consolidated Affiliated Entities and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

•	revoke Consolidated Affiliated Entities’ business and operating licenses;

•	require Consolidated Affiliated Entities to discontinue or restrict their operations;

•	restrict Consolidated Affiliated Entities’ right to collect revenues;

•	block Consolidated Affiliated Entities’ websites;

•	require the Group to restructure the operations, re-apply for the necessary licenses or relocate its business, staff and assets;

•	impose additional conditions or requirements with the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

(e)
The following are major financial statements amounts and balances of the Group’s Consolidated Affiliated Entities and their consolidated subsidiaries as of December 31, 2022, 2023 and 2024 and for the three years ended December 31, 2024.

	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Assets arising from inter-company transactions	10,328	9,200	8,073
Amounts due from Group companies	2,412,424	2,313,929	2,473,019
Total assets	13,408,379	7,786,863	5,938,745
Amounts due to Group companies	14,625,366	10,515,906	9,292,627
Total liabilities	16,951,525	11,574,845	10,205,635

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.	History and organization of the Group (continued)

(e)
The following are major financial statements amounts and balances of the Group’s Consolidated Affiliated Entities and their consolidated subsidiaries as of December 31, 2022, 2023 and 2024 and for the three years ended December 31, 2024. (continued)

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Inter-company revenues	156,029	90,513	554,293
Total income	1,752,736	287,994	430,361
Inter-company expenses	(540,809)	(311,248)	(140,989)
Total expense s	(2,887,465)	(532,838)	(910,908)
Net loss	(1,134,729)	(244,844)	(480,547)

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Inter-company cash flow	(625,594)	592,730	(1,431,064)
Reclassification (i)	1,487,448	(538,060)	—
Other operating activities	(913,095)	615,102	3,400

Net cash generated (used in)/from operating activities	(51,241)	669,772	(1,427,664)

Inter-company cash flow	564,266	311,736	234,747
Reclassification (i)	(1,487,448)	538,060	—
Payment for advances to consolidated entities	—	(700,000)	(3,430,000)
Receipts of repayment of the advances from consolidated entities	158	—	3,648,130
Proceeds from sale of investment assets	9,263,677	2,539,903	2,372,250
Payment for acquisition of investment assets	(5,712,189)	(859,230)	(1,656,500)
Other investing activities	5,543,944	(181)	86,767

Net cash generated from investing activities	8,172,408	1,830,288	1,255,394

Repayment for advances to consolidated entities	(10,755,583)	(4,679,877)	—
Receipts of advances from consolidated entities	4,617,000	37,850	—
Repayment of interest expenses and borrowings	(436,274)	—	(48,333)
Other financing activities	(1,000)	—	—

Net cash used in financing activities	(6,575,857)	(4,642,027)	(48,333)

Effect of exchange rate changes on cash and cash equivalents	21	9	—
Net increase/(decrease) in cash	1,545,331	(2,141,958)	(220,603)
Cash at the beginning of the year	904,567	2,449,898	307,940

Cash at the end of the year	2,449,898	307,940	87,337

(i)
This represents the reclassification of certain cash flows that were considered as investing activities in the financial statements of consolidated entities and consolidated affiliated entities’ subsidiaries and as operating activities in the consolidated financial statements of the Group.

As of December 31, 2022, 2023 and 2024, the total assets of Group’s Consolidated Affiliated Entities mainly consist of cash at bank, restricted cash, financial assets at fair value through profit or loss, financial assets at amortized cost, accounts and other receivables and other assets. The total liabilities mainly consist of payable to platform investors, accounts and other payables and contract liabilities, payable to investors of consolidated structured entities and other liabilities.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies
The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

3.1	Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities (including derivative instruments) that have been measured at fair value.
The Group has prepared the financial statements on the basis that it will continue to operate as a going concern.
The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5 below.

3.2	Restatement of previously issued consolidated financial statements
The Group has restated its consolidated statements of financial position at December 31, 2023 and 2022, consolidated statements of comprehensive income, changes in equity and cash flows for each of the fiscal years ended December 31, 2023 and 2022, included in the Annual Report on Form
20-F,
which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2024 (the “Original
20-F”).
The restatement adjustments also affect periods prior to the Original
20-F,
and such adjustments have been reflected in the restated opening shareholders’ equity balances as of January 1, 2022 (“Opening Balance”). The applicable accompanying notes to the consolidated financial statements have also been updated. The restatement matters that underlie the restatement adjustments are described below.
Independent investigations
In December 2024, the audit committee (the “Committee”) commenced an independent investigation into certain possible related party transactions (the “Subject Transactions”).
As a result of the independent investigation, the Committee determined that:

1)
Starting from May 2023 through January 2024, the Group acquired distressed assets (the “Subject Assets”) underlying investment products issued by certain related parties through unconsolidated trusts (the “Subject Trusts”). These investment products were referred in from the Group’s Wealth Management distribution channels. The Group acquired these Subject Assets with the view to compensate certain retail investors for investment losses that they incurred in connection with the investment products. The Group previously did not appropriately account for or consolidate the Subject Trusts and related Subject Assets in the Original
20-F;
and

2)
Starting from July 2020, the Group was the sole investor in certain discretionary trusts managed by an independent third party (the “Discretionary Trusts”). The Discretionary Trusts’ investments were unrelated to any of the above transactions. The Group previously did not properly account for or consolidate these Discretionary Trusts in the Original
20-F.

In September 2025, the Committee commenced a supplemental investigation (the “Supplemental Investigation”) to ascertain whether there were additional transactions of a similar nature as the Subject Transactions (the “Compensatory Transactions”).
As a result of the Supplemental Investigation, the Committee determined that:

1)	Between June 2017 and January 2023, respectively, the Group extended loans to a third party entity (“Entity A”) amounting to RMB 3.84 billion in aggregate. The details are as follows:

a)
During the years ended December 31, 2017, 2018 and 2019, Entity A used loan proceeds amounting to RMB 0.09 billion and RMB 0.7 billion, to fund the capital injection of two entities, Entity B and C, respectively. This capital injection constituted the Group’s variable interest in Entity B and C (the “Loan Injection”).

•
During the year ended December 31, 2019, Entity C used its RMB 0.7 billion capital injection to acquire distressed assets underlying the investment products facilitated by the Group’s online wealth management business (the “Wealth Management”). The Group acquired these distressed assets with the view to compensate certain retail investors for investment losses that they incurred in connection with the investment products.

b)
During
the years ended December 31, 2019 and
2021, Entity A used loan proceeds amounting to RMB 2.11 billion in aggregate for financing purposes. Entity A fully repaid this loan to the Group during the relevant periods presented.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.2	Restatement of previously issued consolidated financial statements (continued)

Independent investigations
(continued)

c)
During the year ended December 31, 2022 and the month ended January 30, 2023, Entity A used loan proceeds amounting to RMB 0.94 billion to acquire distressed assets underlying the investment products issued by certain of the Group’s related parties (the “2022 Loan”). These investment products were referred in from the Group’s Wealth Management distribution channels. The Group acquired these distressed assets with the view to compensate certain retail investors for investment losses that they incurred in connection with the investment products.

In 2023,
the Group’s Wealth Management division ceased facilitating new investment products and will only manage existing products until maturity.

2)
The contractual
cash flows of the 2022 Loan described in 1) c) above were derived from the collection of the underlying distressed assets, rather than from payments of principal and interest on the outstanding principal amount. Accordingly, the 2022 Loan does not meet the contractual cash flow characteristics criterion of solely payments of principal and interest (“SPPI”). As a result, the 2022 Loan should not have been classified and measured at amortized cost. This misclassification resulted in an error in the accounting treatment in the consolidated financial statements. See Adjustment 3 below for further details.

3)
The Group
controlled three entities (including Entity B and C described in 1) a) above), as it had the power and rights to variable returns, but previously did not consolidate these entities in the consolidated financial statements. See Adjustment 4 below for further details.

Based on findings from the independent investigation and Supplemental Investigation (the “Investigations”), the Committee concluded that the accounting treatment for the Subject and Compensatory Transactions was materially inaccurate and restatement changes were necessary to the Original
20-F.

Misstatements related to the Subject and Compensatory Transactions identified in the Investigations
Adjustment 1
As discussed above, historically the Group did not appropriately account for or consolidate the Subject Trusts and related Subject Assets. The Group has revised the financial statements to consolidate the underlying financial statement line items of these Subject Trusts (including the Subject Assets), measure the Subject Assets at fair value and recognize related changes in fair value in the investment income line item, eliminate the related intercompany balances and transactions, including the associated assets, liabilities, and profit or loss impact, and provide appropriate disclosures of the related party transactions.
Adjustment 2
As discussed above, historically the Group did not appropriately account for or consolidate the Discretionary Trusts in the Original
20-F.
The Group has revised the financial statements to consolidate the underlying financial statement line items of these Discretionary Trusts and eliminate the related intercompany balances and transactions, including the associated assets, liabilities, and profit or loss impact.
Adjustment 3
As discussed above, the 2022 Loan was historically incorrectly classified and measured at amortized cost. The Group has revised the financial statements to reclassify and measure the 2022 Loan as a financial asset at fair value through profit or loss (“FVPL”), recognize related changes in fair value in the investment income line item, and provide appropriate disclosures of the related party transactions.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.2	Restatement of previously issued consolidated financial statements (continued)

Misstatements related to the Subject and Compensatory Transactions identified in the Investigations
(continued)

Adjustment 4
As discussed above, the Group did not appropriately consolidate three entities that it controlled. The Group has revised the financial statements to correctly classify the Loan Injection as the Group’s variable interest (ultimately eliminated in the consolidation process), eliminate the related intercompany balances and transactions including the associated assets, liabilities, and profit or loss impact and provide appropriate disclosures of the related party transactions.
This adjustment primarily resulted in an increase in financial assets measured at FVPL of RMB1,898 million and RMB786 million, and a corresponding increase in accounts and other payables and contract liabilities of RMB1,527 million and RMB710 million, as of December 31, 2023 and 2022, respectively. The related profit or loss effects have been recognized in the relevant line items within the consolidated statements of comprehensive income for the years ended December 31, 2023 and 2022.
Additional errors identified through the Financial Statement Review
Following the Investigations, the Group completed a comprehensive review of its Original
20-F
(the “Financial Statement Review”), which resulted in the identification of additional errors.
These adjustments included:
Adjustment 5
The Group identified certain trusts, funds and wealth management products (the “Investment Products”) managed by third-party financial institutions for which it was the sole investor. Historically, the Group incorrectly accounted for these Investment Products as assets measured at FVPL. Management subsequently determined that consolidation was required. Accordingly, the Group has revised the financial statements to consolidate the underlying financial statement line items of these Investment Products and to eliminate all related intercompany balances and transactions, including the associated assets, liabilities, and profit or loss impact.

Adjustment 6
Overstatement of financial assets at amortized cost and associated liabilities (including tax related balances) with respect to certain portions of non-performing
asset portfolios for which the Group neither retained exposure to significant risks and rewards of the underlying assets nor control over those assets. The Group has revised the financial statements to derecognize the relevant portion of such financial assets and associated liabilities, reclassify the remaining portion to financial assets at FVPL and recognize the related tax effects.
Other adjustments
Consists of adjustments including (i) corrections of cutoff errors affecting net interest income, accounts and other receivables and contract assets, other assets, and the related tax effects, (ii) corrections of understatement of appropriations to the general reserve for the relevant periods presented and (iii) correction of the effect of exchange rate changes associated with a USD denominated borrowing in the consolidated statement of cash flows for the year ended December 31, 2023.
Impact of the correction of the misstatements and errors resulting from the Investigations and Financial Statement Review
The tables below present the impact of the restatement on the Group’s Original
20-F
and Opening Balance.
The impact of the correction of the misstatements and errors on the consolidated statements of changes in equity during the years ended December 31, 2022 and 2023 were solely within net profit/(loss) for errors impacting retained earnings, non-controlling
interests and other reserves.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.2	Restatement of previously issued consolidated financial statements (continued)

	Consolidated statements of comprehensive income for the year ended December 31, 2022
		Adjustments by category
	As Previously Reported	Adjustment 1	Adjustment 2	Adjustment 3	Adjustment 4	Adjustment 5	Adjustment 6	Other Adjustments	As Restated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Technology platform-based income	29,218,432	—	—	—	(3,819)	—	—	—	29,214,613
Net interest income	18,981,376	—	50,557	—	—	(36,254)	(5,507)	(308,236)	18,681,936
Guarantee income	7,372,509	—	—	—	—	—	—	—	7,372,509
Other income	1,238,004	—	—	—	602,230	—	—	—	1,840,234
Investment income	1,305,625	—	(35,492)	(761,445)	(23,529)	32,671	(5,012)	—	512,818
Share of net losses of investments accounted for using the equity method	(218)	—	—	—	—	—	—	—	(218)

Total income	58,115,728	—	15,065	(761,445)	574,882	(3,583)	(10,519)	(308,236)	57,621,892

Sales and marketing expenses	(15,756,916)	—	—	—	(7,766)	—	—	—	(15,764,682)
General and administrative expenses	(2,830,119)	—	—	—	(44,247)	(10,656)	—	—	(2,885,022)
Operation and servicing expenses	(6,429,862)	—	(15,065)	—	(451,469)	(25,782)	—	—	(6,922,178)
Technology and analytics expenses	(1,872,454)	—	—	—	(24,911)	—	—	—	(1,897,365)
Credit impairment losses	(16,550,465)	—	—	22,644	31,621	—	(16,095)	—	(16,512,295)
Asset impairment losses	(427,108)	—	—	—	—	—	—	—	(427,108)
Finance costs	(1,238,992)	—	—	—	(425)	40,021	26,614	—	(1,172,782)
Other gains - net	3,459	—	—	—	1,943	—	—	—	5,402

Total expenses	(45,102,457)	—	(15,065)	22,644	(495,254)	3,583	10,519	—	(45,576,030)

Profit before income tax expenses	13,013,271	—	—	(738,801)	79,628	—	—	(308,236)	12,045,862
Less: Income tax expenses	(4,238,232)	—	—	—	(26,603)	—	—	77,059	(4,187,776)

Net profit for the year	8,775,039	—	—	(738,801)	53,025	—	—	(231,177)	7,858,086

Net profit attributable to:
Owners of the Company	8,699,369	—	—	(738,801)	47,945	—	—	(231,177)	7,777,336
Non-controlling interests	75,670	—	—	—	5,080	—	—	—	80,750

	8,775,039	—	—	(738,801)	53,025	—	—	(231,177)	7,858,086

Earnings per share (expressed in RMB per share)
-Basic earnings per share	7.60	—	—	(0.65)	0.04	—	—	(0.20)	6.79
-Diluted earnings per share	7.58	—	—	(0.64)	0.04	—	—	(0.20)	6.78
-Basic earnings per ADS	15.20	—	—	(1.30)	0.08	—	—	(0.40)	13.58
-Diluted earnings per ADS	15.16	—	—	(1.28)	0.08	—	—	(0.40)	13.56

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.2	Restatement of previously issued consolidated financial statements (continued)

	Consolidated statements of comprehensive income for the year ended December 31, 2023
		Adjustments by category
	As Previously Reported	Adjustment 1	Adjustment 2	Adjustment 3	Adjustment 4	Adjustment 5	Adjustment 6	Other Adjustments	As Restated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Technology platform-based income	15,325,826	—	—	—	(7,082)	—	—	—	15,318,744
Net interest income	12,348,357	129,210	36,433	—	—	(19,594)	(16,338)	634,060	13,112,128
Guarantee income	4,392,376	—	—	—	—	—	—	—	4,392,376
Other income	1,143,770	—	—	—	247,132	—	—	—	1,390,902
Investment income	1,050,453	(624,914)	(15,569)	(123,136)	(187,865)	(6,602)	(12,391)	—	79,976
Share of net losses of investments accounted for using the equity method	(5,416)	—	—	—	—	—	—	—	(5,416)

Total income	34,255,366	(495,704)	20,864	(123,136)	52,185	(26,196)	(28,729)	634,060	34,288,710

Sales and marketing expenses	(9,867,488)	—	—	—	(21,187)	—	—	—	(9,888,675)
General and administrative expenses	(2,304,835)	—	—	—	(37,356)	(7,852)	—	—	(2,350,043)
Operation and servicing expenses	(6,118,635)	(17,078)	(20,864)	—	(26,691)	(9,269)	—	—	(6,192,537)
Technology and analytics expenses	(1,387,055)	—	—	—	(18,745)	—	—	—	(1,405,800)
Credit impairment losses	(12,697,308)	—	—	1,567	(8,246)	—	8,325	—	(12,695,662)
Asset impairment losses	(31,246)	—	—	—	—	—	—	—	(31,246)
Finance costs	(414,023)	—	—	—	1,062	43,317	20,404	—	(349,240)
Other gains - net	210,336	—	—	—	2,622	—	—	—	212,958

Total expenses	(32,610,254)	(17,078)	(20,864)	1,567	(108,541)	26,196	28,729	—	(32,700,245)

Profit before income tax expenses	1,645,112	(512,782)	—	(121,569)	(56,356)	—	—	634,060	1,588,465
Less: Income tax expenses	(610,626)	128,196	—	—	5,578	—	—	(158,515)	(635,367)

Net profit for the year	1,034,486	(384,586)	—	(121,569)	(50,778)	—	—	475,545	953,098

Net profit attributable to:
Owners of the Company	886,865	(384,586)	—	(121,569)	(46,631)	—	—	475,545	809,624
Non-controlling interests	147,621	—	—	—	(4,147)	—	—	—	143,474

	1,034,486	(384,586)	—	(121,569)	(50,778)	—	—	475,545	953,098

Earnings per share (expressed in RMB per share)
-Basic earnings per share	0.77	(0.34)	—	(0.10)	(0.03)	—	—	0.41	0.71
-Diluted earnings per share	0.77	(0.34)	—	(0.10)	(0.03)	—	—	0.41	0.71
-Basic earnings per ADS	1.54	(0.68)	—	(0.20)	(0.06)	—	—	0.82	1.42
-Diluted earnings per ADS	1.54	(0.68)	—	(0.20)	(0.06)	—	—	0.82	1.42

F-2
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.2	Restatement of previously issued consolidated financial statements (continued)

	Consolidated statements of financial position as of January 1, 2022
		Adjustments by category
	As Previously Reported	Adjustment 1	Adjustment 2	Adjustment 3	Adjustment 4	Adjustment 5	Adjustment 6	Other Adjustments	As Restated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Cash at bank	34,743,188	—	—	—	25,800	—	—	—	34,768,988
Restricted cash	30,453,539	—	26,795	—	—	447,829	—	—	30,928,163
Financial assets held under resale agreements	5,527,177	—	—	—	—	2,372,350	—	—	7,899,527
Financial assets at fair value through profit or loss	31,023,211	—	(1,085,870)	—	229,699	(2,340,017)	419,389	—	28,246,412
Financial assets at amortized cost	3,784,613	—	—	—	(257,974)	—	(502,021)	—	3,024,618
Accounts and other receivables and contract assets	22,344,773	—	—	—	134,945	—	—	(325,824)	22,153,894
Loans to customers	214,972,110	—	—	—	—	—	—	—	214,972,110
Deferred tax assets	4,873,370	—	—	—	16,543	—	—	—	4,889,913
Property and equipment	380,081	—	—	—	4,823	—	—	—	384,904
Investments accounted for using the equity method	459,496	—	—	—	—	—	—	—	459,496
Intangible assets	899,406	—	—	—	—	—	—	—	899,406
Right-of-use assets	804,990	—	—	—	18,134	—	—	—	823,124
Goodwill	8,918,108	—	—	—	—	—	—	—	8,918,108
Other assets	1,249,424	—	—	—	2,755	40,416	—	—	1,292,595

Total assets	360,433,486	—	(1,059,075)	—	174,725	520,578	(82,632)	(325,824)	359,661,258

LIABILITIES
Payable to platform investors	2,747,891	—	—	—	—	—	—	—	2,747,891
Borrowings	25,927,417	—	—	—	—	—	—	—	25,927,417
Current income tax liabilities	8,222,684	—	—	—	61	—	(5,436)	—	8,217,309
Accounts and other payables and contract liabilities	8,814,255	—	—	—	74,286	—	(82,632)	—	8,805,909
Payable to investors of consolidated structured entities	195,446,140	—	(1,059,075)	—	—	(136,958)	—	—	194,250,107
Financing guarantee liabilities	2,697,109	—	—	—	—	—	—	—	2,697,109
Deferred tax liabilities	833,694	—	—	—	439	—	5,436	(81,456)	758,113
Lease liabilities	794,544	—	—	—	16,704	—	—	—	811,248
Convertible promissory notes payable	10,669,498	—	—	—	—	—	—	—	10,669,498
Optionally convertible promissory notes	7,405,103	—	—	—	—	—	—	—	7,405,103
Financial assets sold under repurchase agreements	—	—	—	—	—	620,297	—	—	620,297
Other liabilities	2,315,948	—	—	—	30,649	37,239	—	—	2,383,836

Total liabilities	265,874,283	—	(1,059,075)	—	122,139	520,578	(82,632)	(81,456)	265,293,837

EQUITY
Share capital	75	—	—	—	—	—	—	—	75
Share premium	33,365,786	—	—	—	—	—	—	—	33,365,786
Treasury shares	(5,560,104)	—	—	—	—	—	—	—	(5,560,104)
Other reserves	9,304,995	—	—	—	—	—	—	1,613,336	10,918,331
Retained earnings	55,942,943	—	—	—	36,558	—	—	(1,857,704)	54,121,797

Total equity attributable to owners of the Company	93,053,695	—	—	—	36,558	—	—	(244,368)	92,845,885
Non-controlling interests	1,505,508	—	—	—	16,028	—	—	—	1,521,536

Total equity	94,559,203	—	—	—	52,586	—	—	(244,368)	94,367,421

Total liabilities and equity	360,433,486	—	(1,059,075)	—	174,725	520,578	(82,632)	(325,824)	359,661,258

F-2
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.2	Restatement of previously issued consolidated financial statements (continued)

	Consolidated statements of financial position as of December 31, 2022
		Adjustments by category
	As Previously Reported	Adjustment 1	Adjustment 2	Adjustment 3	Adjustment 4	Adjustment 5	Adjustment 6	Other Adjustments	As Restated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Cash at bank	43,882,127	—	—	—	57,143	—	—	—	43,939,270
Restricted cash	26,508,631	—	90,946	—	—	487,144	—	—	27,086,721
Financial assets held under resale agreements	—	—	—	—	—	40,023	—	—	40,023
Financial assets at fair value through profit or loss	29,089,447	—	(724,258)	122,107	786,172	2,667,151	(26,491)	—	31,914,128
Financial assets at amortized cost	4,716,448	—	—	(860,908)	(128,174)	—	(316,282)	—	3,411,084
Accounts and other receivables and contract assets	15,758,135	—	—	—	107,216	—	—	(43,293)	15,822,058
Loans to customers	211,446,645	—	—	—	—	—	—	—	211,446,645
Deferred tax assets	4,990,352	—	—	—	9,957	—	—	—	5,000,309
Property and equipment	322,499	—	—	—	7,256	—	—	—	329,755
Investments accounted for using the equity method	39,271	—	—	—	—	—	—	—	39,271
Intangible assets	885,056	—	—	—	—	—	—	—	885,056
Right-of-use assets	754,010	—	—	—	13,691	—	—	—	767,701
Goodwill	8,911,445	—	—	—	—	—	—	—	8,911,445
Other assets	1,958,741	—	—	—	3,006	2,699	—	(590,767)	1,373,679

Total assets	349,262,807	—	(633,312)	(738,801)	856,267	3,197,017	(342,773)	(634,060)	350,967,145

LIABILITIES
Payable to platform investors	1,569,367	—	—	—	—	—	—	—	1,569,367
Borrowings	36,915,513	—	—	—	—	—	—	—	36,915,513
Bonds payable	2,143,348	—	—	—	—	—	—	—	2,143,348
Current income tax liabilities	1,987,443	—	—	—	2,050	—	(3,304)	—	1,986,189
Accounts and other payables and contract liabilities	12,198,654	—	—	—	710,434	—	(80,921)	—	12,828,167
Payable to investors of consolidated structured entities	177,147,726	—	(633,312)	—	—	(162,081)	—	—	176,352,333
Financing guarantee liabilities	5,763,369	—	—	—	—	—	—	—	5,763,369
Deferred tax liabilities	694,090	—	—	—	772	—	3,304	(158,515)	539,651
Lease liabilities	748,807	—	—	—	11,819	—	—	—	760,626
Convertible promissory notes payable	5,164,139	—	—	—	—	—	—	—	5,164,139
Optionally convertible promissory notes	8,142,908	—	—	—	—	—	—	—	8,142,908
Financial assets sold under repurchase agreements	—	—	—	—	—	3,343,950	—	—	3,343,950
Other liabilities	2,000,768	—	—	—	25,581	15,148	(261,852)	—	1,779,645

Total liabilities	254,476,132	—	(633,312)	—	750,656	3,197,017	(342,773)	(158,515)	257,289,205

EQUITY
Share capital	75	—	—	—	—	—	—	—	75
Share premium	32,073,874	—	—	—	—	—	—	—	32,073,874
Treasury shares	(5,642,769)	—	—	—	—	—	—	—	(5,642,769)
Other reserves	2,158,432	—	—	—	—	—	—	1,613,336	3,771,768
Retained earnings	64,600,234	—	—	(738,801)	84,503	—	—	(2,088,881)	61,857,055

Total equity attributable to owners of the Company	93,189,846	—	—	(738,801)	84,503	—	—	(475,545)	92,060,003
Non-controlling interests	1,596,829	—	—	—	21,108	—	—	—	1,617,937

Total equity	94,786,675	—	—	(738,801)	105,611	—	—	(475,545)	93,677,940

Total liabilities and equity	349,262,807	—	(633,312)	(738,801)	856,267	3,197,017	(342,773)	(634,060)	350,967,145

F-2
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.2	Restatement of previously issued consolidated financial statements (continued)

	Consolidated statements of financial position as of December 31, 2023
		Adjustments by category
	As Previously Reported	Adjustment 1	Adjustment 2	Adjustment 3	Adjustment 4	Adjustment 5	Adjustment 6	Other Adjustments	As Restated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Cash at bank	39,598,785	—	—	—	97,129	—	—	—	39,695,914
Restricted cash	11,145,838	225,322	12,314	—	—	2,033,141	—	—	13,416,615
Financial assets held under resale agreements	—	—	—	—	—	28,834	—	—	28,834
Financial assets at fair value through profit or loss	28,892,604	(3,260,840)	(393,316)	111,307	1,897,929	(2,112,362)	(372,117)	—	24,763,205
Financial assets at amortized cost	3,011,570	—	—	(971,677)	(137,900)	—	(143,910)	—	1,758,083
Accounts and other receivables and contract assets	7,293,671	—	—	—	54,016	—	—	—	7,347,687
Loans to customers	129,693,954	—	—	—	—	—	—	—	129,693,954
Deferred tax assets	5,572,042	128,196	—	—	60,646	—	(29,244)	—	5,731,640
Property and equipment	180,310	—	—	—	5,900	—	—	—	186,210
Investments accounted for using the equity method	2,609	—	—	—	—	—	—	—	2,609
Intangible assets	874,919	—	—	—	—	—	—	—	874,919
Right-of-use assets	400,900	—	—	—	18,690	—	—	—	419,590
Goodwill	8,911,445	—	—	—	—	—	—	—	8,911,445
Other assets	1,444,362	40,864	—	—	(353,821)	419,960	—	—	1,551,365

Total assets	237,023,009	(2,866,458)	(381,002)	(860,370)	1,642,589	369,573	(545,271)	—	234,382,070

LIABILITIES
Payable to platform investors	985,761	—	—	—	—	—	—	—	985,761
Borrowings	38,823,284	—	—	—	—	—	—	—	38,823,284
Current income tax liabilities	782,096	—	—	—	16,096	—	3,414	—	801,606
Accounts and other payables and contract liabilities	6,977,118	—	—	—	1,527,387	—	(52,843)	—	8,451,662
Payable to investors of consolidated structured entities	83,264,738	(2,481,872)	(381,002)	—	—	(943,597)	—	—	79,458,267
Financing guarantee liabilities	4,185,532	—	—	—	—	—	—	—	4,185,532
Deferred tax liabilities	524,064	—	—	—	719	—	(32,658)	—	492,125
Lease liabilities	386,694	—	—	—	17,824	—	—	—	404,518
Convertible promissory notes payable	5,650,268	—	—	—	—	—	—	—	5,650,268
Financial assets sold under repurchase agreements	—	—	—	—	—	1,307,395	—	—	1,307,395
Other liabilities	1,759,672	—	—	—	25,730	5,775	(463,184)	—	1,327,993

Total liabilities	143,339,227	(2,481,872)	(381,002)	—	1,587,756	369,573	(545,271)	—	141,888,411

EQUITY
Share capital	75	—	—	—	—	—	—	—	75
Share premium	32,142,233	—	—	—	—	—	—	—	32,142,233
Treasury shares	(5,642,768)	—	—	—	—	—	—	—	(5,642,768)
Other reserves	155,849	—	—	—	—	—	—	1,613,336	1,769,185
Retained earnings	65,487,099	(384,586)	—	(860,370)	37,872	—	—	(1,613,336)	62,666,679

Total equity attributable to owners of the Company	92,142,488	(384,586)	—	(860,370)	37,872	—	—	—	90,935,404
Non-controlling interests	1,541,294	—	—	—	16,961	—	—	—	1,558,255

Total equity	93,683,782	(384,586)	—	(860,370)	54,833	—	—	—	92,493,659

Total liabilities and equity	237,023,009	(2,866,458)	(381,002)	(860,370)	1,642,589	369,573	(545,271)	—	234,382,070

F-
30

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.2	Restatement of previously issued consolidated financial statements (continued)

	Consolidated statement of cash flows for the year ended December 31, 2022
	As Previously Reported	Total Restatement Impacts	As Restated
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Profit before income tax	13,013,271	(967,409)	12,045,862
Adjustments for:
Depreciation of property and equipment	177,799	3,802	181,601
Depreciation of right-of-use assets	578,014	13,187	591,201
Amortization of intangible assets	15,325	—	15,325
Share of losses of associates and joint ventures	218	—	218
Net gains on sale of property and equipment, and intangible assets	24,256	576	24,832
Net unrealized losses on financial assets at fair value through profit or loss	212,297	(79,422)	132,875
Non-cash employee benefits expense-share based payment	45,919	(757)	45,162
Asset impairment losses	427,108	—	427,108
Credit impairment losses	11,956,103	(38,170)	11,917,933
Finance cost classified as financing activities	2,502,008	(20,949)	2,481,059
Investment income classified as investing activities	(1,460,167)	814,474	(645,693)
Foreign exchange losses	877,232	—	877,232

	28,369,383	(274,668)	28,094,715

Decrease in loans to customers and accounts and other receivables	10,415,490	(4,088,647)	6,326,843
Decrease in accounts and other payables	(24,054,567)	4,881,006	(19,173,561)

Cash generated from operating activities	14,730,306	517,691	15,247,997

Income tax paid	(10,275,005)	(17,936)	(10,292,941)

Net cash generated from operating activities	4,455,301	499,755	4,955,056

Cash flows from investing activities
Proceeds from sale of investment assets	99,031,093	(98,650)	98,932,443
Proceeds from sale of property and equipment	19,655	288	19,943
Interest received on investment assets	1,725,499	(17,947)	1,707,552
Payment for acquisition of investment assets	(97,732,903)	(331,953)	(98,064,856)
Securities purchases under agreements to resell, net	5,527,177	—	5,527,177
Payment for property and equipment and other long-term assets	(122,843)	(6,522)	(129,365)

Net cash generated from investing activities	8,447,678	(454,784)	7,992,894

Cash flows from financing activities
Proceeds from capital contribution from the non-controlling shareholder of subsidiaries	15,938	—	15,938
Proceeds from exercise of share-based payment	95,911	—	95,911
Proceeds from borrowings	9,046,338	—	9,046,338
Repayment of borrowings	(5,794,772)	—	(5,794,772)
Payment for early redemption and extension of convertible promissory notes payable	(3,747,386)	—	(3,747,386)
Payment for lease liabilities	(604,172)	(13,628)	(617,800)
Payment for interest expenses	(1,213,186)	—	(1,213,186)
Payment for dividend declared	(7,717,474)	—	(7,717,474)

Net cash used in financing activities	(9,918,803)	(13,628)	(9,932,431)

Effect of exchange rate changes on cash and cash equivalents	57,025	—	57,025
Net increase in cash and cash equivalents	3,041,201	31,343	3,072,544
Add: Cash and cash equivalents at the beginning of the year	26,496,310	25,800	26,522,110

Cash and cash equivalents at the end of the year	29,537,511	57,143	29,594,654

F-3
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.2	Restatement of previously issued consolidated financial statements (continued)

	Consolidated statement of cash flows for the year ended December 31, 2023
	As Previously Reported	Total Restatement Impacts	As Restated
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Profit before income tax	1,645,112	(56,647)	1,588,465
Adjustments for:
Depreciation of property and equipment	181,171	4,051	185,222
Depreciation of right-of-use assets	413,957	13,401	427,358
Amortization of intangible assets	11,022	—	11,022
Share of losses of associates and joint ventures	5,416	—	5,416
Net gains on sale of property and equipment, and intangible assets	21,506	488	21,994
Net unrealized losses on financial assets at fair value through profit or loss	197,027	327,976	525,003
Non-cash employee benefits expense-share based payment	(36,143)	(61)	(36,204)
Asset impairment losses	31,246	—	31,246
Credit impairment losses	5,598,588	(1,646)	5,596,942
Finance cost classified as financing activities	1,784,065	(19,593)	1,764,472
Investment income classified as investing activities	(1,220,005)	615,026	(604,979)
Foreign exchange gains	(75,714)	—	(75,714)

	8,557,248	882,995	9,440,243

Decrease in loans to customers and accounts and other receivables	105,943,815	(2,041,542)	103,902,273
Decrease in accounts and other payables	(96,748,653)	(1,120,211)	(97,868,864)

Cash generated from operating activities	17,752,410	(2,278,758)	15,473,652

Income tax paid	(2,722,124)	(31,116)	(2,753,240)

Net cash generated from operating activities	15,030,286	(2,309,874)	12,720,412

Cash flows from investing activities
Proceeds from sale of investment assets	67,031,534	241,266	67,272,800
Proceeds from sale of property and equipment	8,220	244	8,464
Interest received on investment assets	970,133	(144,408)	825,725
Payment for acquisition of investment assets	(73,924,054)	2,373,739	(71,550,315)
Securities purchases under agreements to resell, net	—	—	—
Payment for property and equipment and other long-term assets	(48,340)	(2,939)	(51,279)
Net cash inflow from disposal of subsidiaries	25,075	—	25,075

Net cash used in investing activities	(5,937,432)	2,467,902	(3,469,530)

Cash flows from financing activities
Proceeds from exercise of share-based payment	252	—	252
Proceeds from borrowings	14,618,467	—	14,618,467
Repayment of borrowings	(18,259,533)	339,296	(17,920,237)
Payment for early redemption and extension of convertible promissory notes payable	(3,642,931)	—	(3,642,931)
Repayment of optionally convertible promissory notes payable	(8,342,096)	—	(8,342,096)
Repayment of bonds payable	(2,163,195)	—	(2,163,195)
Payment for lease liabilities	(474,546)	(12,396)	(486,942)
Payment for interest expenses	(1,511,327)	(19,912)	(1,531,239)
Payment for dividend declared	(1,435,461)	—	(1,435,461)
Payment for acquisition of non-controlling interests of subsidiary	(199,200)	—	(199,200)
Refund of cash reserved for repurchase of ordinary shares	854,624	—	854,624

Net cash used in financing activities	(20,554,946)	306,988	(20,247,958)

Effect of exchange rate changes on cash and cash equivalents	404,677	(425,030)	(20,353)
Net decrease in cash and cash equivalents	(11,057,415)	39,986	(11,017,429)
Add: Cash and cash equivalents at the beginning of the year	29,537,511	57,143	29,594,654

Cash and cash equivalents at the end of the year	18,480,096	97,129	18,577,225

F-3
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.3	Changes in accounting policies and disclosures

New and amended standards and interpretations
The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2022, 2023 and 2024, respectively (unless otherwise stated). The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Effective for annual periods beginning on or after 1 January 2022

•	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

•	Reference to the Conceptual Framework – Amendments to IFRS 3

•	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 Leases

•	IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter

•	IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

•	IAS 41 Agriculture – Taxation in fair value measurements
Effective for annual periods beginning on or after 1 January 2023

•	IFRS 17 Insurance Contracts

•	Definition of Accounting Estimates - Amendments to IAS 8

•	Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

•	International Tax Reform — Pillar Two Model Rules – Amendments to IAS 12
Effective for annual periods beginning on or after 1 January 2024

•	Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

•	Amendments to IAS 1 - Classification of Liabilities as Current or Non-current

•	Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7
The adoption of standards and amendments listed above did not have any significant impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

3.4	Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2022, 2023 and 2024. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)

•	Exposure, or rights, to variable returns from its involvement with the investee

•	The ability to use its power over the investee to affect its returns
Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement(s) with the other vote holders of the investee

•	Rights arising from other contractual arrangements

•	The Group’s voting rights and potential voting rights
The Group
re-assesses
whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

F-3
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.4	Basis of consolidation (continued)

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Group and to the non-controlling
interests, even if this results in the
non-controlling
interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.
If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non-controlling
interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

3.5	Structured entities
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
With respect to the Consolidated Affiliated Entities, the Group acts as a principal and the determination of the consolidation of the Consolidated Affiliated Entities is set out in Note 2. The unconsolidated structured entities to which the Group has exposure are set out in Note 4.3.

F-3
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.6	Business combination
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
The Group recognizes any
non-controlling
interest in the acquiree on an
acquisition-by-acquisition
basis.
Non-controlling
interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognized amounts of the acquirer’s identifiable net assets. All other components of non-controlling
interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS Accounting Standards.
Acquisition-related costs are expensed as incurred.
If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured
to fair value at the acquisition date; any gains or losses arising from such re-measurement
are recognized in profit or loss or other comprehensive income, as appropriate.
Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability are recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.
The excess of the consideration transferred, the amount of any non-controlling
interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling
interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the consolidated statements of comprehensive income.

3.7	Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocation of resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision maker has been identified as the principal executive officer, who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.
For the purpose of internal reporting and management’s operation review, management personnel operate a core retail credit and enablement business, consumer finance loan business and third-party loan referral business. Based on the assessment of reportable segments under IFRS 8, the Group has determined that only one operating segment needs to be reported as none of the operating segments, other than the core lending-related business, meets the quantitative thresholds in terms of revenue, profit or loss, and assets. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially all located in the PRC, substantially all revenues are earned in the PRC, and accordingly, no geographical segments are presented.

F-3
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.8	Foreign currency translation

(i)	Functional and presentation currency
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
Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statements of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statements of comprehensive income on a net basis within other gains/(losses).
Non-monetary
items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.
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

•
income and expenses for each statement of profit or loss and statements of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive income.

3.9	Cash and cash equivalents
For the purpose of presentation in the statements of cash flows, cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

F-3
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.10	Financial assets

(i)	Initial recognition and measurement
The Group recognizes a financial asset or a financial liability in its statements of financial position when, and only when, it becomes a party to the contractual provisions of the instrument.
Financial assets are classified, at initial recognition, as subsequently measured at amortized cost (“AC”), fair value through other comprehensive income (“FVOCI”) and FVPL.
At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.
The Group determines the classification of debt investments according to its business model and the contractual cash flow characteristics of the financial assets. In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. The investments are classified as FVPL if the cash flows cannot pass solely payments of principal and interest on the principal amount testing, irrespective of the business model. For investments in equity instruments, investments are classified as FVPL in general.
The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flow. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.
Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset
s
.

F-3
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.10	Financial assets (continued)

(ii)	Subsequent measurement
Debt instruments
Debt instruments are those instruments that meet the definition of financial liability from the issuer’s perspective, such as loans, government and corporate bonds. Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:
Financial assets at amortized cost
Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, and that are not designated at FVPL are measured at amortized cost. Interest income from these financial assets is included in interest income using the effective interest rate method. Any gain or loss arising from derecognition or impairment is recognized directly in profit or loss. Such assets held by the Group mainly include cash at bank, accounts and other receivables, financial assets at amortized cost, financial assets held under resale agreements, and loans to customers. Purchased or originated credit-impaired financial assets (“POCI”) are those financial assets that are credit-impaired on initial recognition whose interest income is calculated by applying the effective interest rate to the net carrying amount of the financial assets.
Financial assets at fair value through OCI
For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statements of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are carried in the statements of financial position at fair value with net changes in fair value recognized in the statements of profit or loss.
Equity instruments
The Group subsequently measures all equity instruments at fair value. Dividends representing a return on such equity instruments are recognized in profit or loss when the Group’s right to receive payments is established.
Financing guarantee contracts
After initial recognition, an issuer of such a contract shall subsequently measure it at the higher of:

•	the amount of the loss allowance determined in accordance with Note 3.10(iii) and

•	the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.10	Financial assets (continued)

(iii)	Impairment
Expected credit loss (“ECL”) refers to the weighted average amount of credit loss of financial instruments based on the probability of default. Credit loss refers to the difference between all contractual cash flows receivable and all cash flows that the entity expects to receive, discounted at the original effective interest rate.
The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and at fair value through other comprehensive income, with the exposure arising from loan commitments and financing guarantee contracts that are not in the scope of “Insurance Contracts”. A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.10	Financial assets (continued)

(iii)	Impairment (continued)
The Group recognizes or reverses the loss allowance through profit or loss.
For account
s
receivables, the Group refers to historical experience of credit loss, combined with current situation and forward-looking information, to formulate the lifetime expected credit loss of the financial assets.

(iv)	Derecognition
Financial assets are derecognized if one of the following criteria are met:

•	the contractual rights to receive the cash flows from the financial assets have expired;

•
the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

F-
40

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.11	Financial liabilities

(i)	Initial recognition, measurement and presentation
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

(ii)	Subsequent measurement
For purposes of subsequent measurement, financial liabilities are classified in two categories:

•	Financial liabilities at fair value through profit or loss

•	Financial liabilities at amortized cost
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
As of December 31, 2022, 2023 and 2024, the Group did not hold any financial liabilities measured at FVPL.

F-4
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.11	Financial liabilities (continued)

(ii)	Subsequent measurement (continued)

Financial liabilities at amortized cost
This is the category most relevant to the Group. After initial recognition, financial liabilities at amortized cost are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.
Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statements of profit or loss.
This category generally applies to interest-bearing loans and borrowings. For more information, refer to Note 30.

(iii)	Derecognition
When all or part of the current obligations of a financial liability have been discharged, the Group derecognizes the portion of the financial liability or obligation that has been discharged. The difference between the carrying amount of the derecognized liability and the consideration is recognized in profit or loss.
The exchange between the Group and its original lenders of debt instruments with substantially different terms, as well as substantial modifications of the terms of existing financial liabilities, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is more than 10% different from the discounted present value of the remaining cash flows of the original financial liability. In addition, other qualitative factors, such as the currency that the instrument is denominated in, changes in the type of interest rate, new conversion features attached to the instrument and change in covenants are also taken into consideration. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortized over the remaining term of the modified liability.

F-4
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.12	Determination of fair value
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
Such techniques include using recent prices in arm’s length transactions, reference to the current market value of another instrument which is substantially the same, discounted cash flow analysis and/or option pricing models. For discounted cash flow techniques, estimated future cash flows are based on management’s best estimates and the discount rate used is a market-related
rate for similar instruments. Certain financial instruments, including derivative financial instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlation, time value of money, credit risk, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair values.
Determining whether to classify financial instruments into level 3 of the fair value hierarchy is generally based on the significance of the unobservable factors involved in valuation methodologies.

3.13	Offsetting financial instruments
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

3.14	Financial assets held under resale agreements and financial assets sold under repurchase agreements
Assets sold subject to a linked repurchase agreements with banks and other financial institutions are retained in the consolidated financial statements as financial assets held for trading or investment securities, as the Group still retains substantially all risk and rewards of the ownership of the underlying assets. The related liability is recorded as “financial assets sold under repurchase agreements”.
Resale agreements (“Reverse repos”) refers to the agreement under which the Group purchases an asset with an obligation to resell it to the same counterparty at a pre-determined
price on a specified date. Reverse repos are recorded as “financial assets held under resale agreements” while assets bought are not recognized.
Interest earned from resale agreement and interest paid under repurchase agreement are recorded as interest income or interest expense respectively using effective interest method during the agreement period.

F-4
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.15	Intangible assets (other than goodwill)
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalised development costs, are not capitalised and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.
The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statements of profit or loss in the expense category that is consistent with the function of the intangible assets.
Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.
An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statements of profit or loss.

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

F-4
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.15	Intangible assets (other than goodwill) (continued)

(ii)	Computer software
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

Expected useful life
Computer software	3-10 years

F-4
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.16	Goodwill
Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling
interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses
whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.
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
Where goodwill has been allocated to a cash-generating unit (“CGU”) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed in these circumstances is measured based on the relative value of the disposed operation and the portion of the CGU retained.
Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.
Impairment is determined by assessing the recoverable amount of the CGU to which the goodwill relates. Where the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in subsequent periods.

F-4
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.17	Property and equipment
The Group’s property and equipment mainly comprise buildings, leasehold improvements, office furniture and equipment, computer and electronic equipment and motor vehicles.
The assets purchased or constructed are initially measured at acquisition cost, net of accumulated depreciation and accumulated impairment losses, if any. Property and equipment transferred from customers are initially measured at fair value at the date on which control is obtained.
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
An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use or disposal of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

F-4
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.18	Impairment of non-financial assets
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
In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.
The Group bases its impairment calculation on the most recent budgets and forecast calculations, which are prepared separately for each of the Group’s cash-generating units to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of 5 years. A long-term growth rate is calculated and applied to project future cash flows after the five-year period.
For
non-financial
assets other than goodwill (refer to Note 3.16), an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the statements of comprehensive income.
Intangible assets with indefinite useful lives are tested for impairment at least annually at each year end if triggering events are not identified, either individually or at the cash-generating unit level, as appropriate.

F-4
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.19	Current and deferred income tax
Current income tax
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.
Current income tax relating to items recognized directly in equity is recognized in equity and not in the statements of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.
Deferred tax
Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting period.
Deferred tax liabilities are recognized for all taxable temporary differences, except:

(a)
When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and does not give rise to equal taxable and deductible temporary differences

(b)
In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

(a)
When the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and does not give rise to equal taxable and deductible temporary differences

(b)
In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilised. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

F-4
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.19	Current and deferred income tax (continued)

Deferred tax (continued)

In assessing the recoverability of deferred tax assets, the Group relies on the same forecast assumptions used elsewhere in the financial statements and in other management reports.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.
Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognized in profit or loss.
The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

3.20	Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of comprehensive income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment
for liquidity services and amortized over the period of the facility to which it relates.
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

F-
50

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.21	Share capital, share premium and treasury shares
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.
Ordinary shares have a par value of USD
0.00001
. Initial capital injection over par value per share are accounted for as share premium.
Where any group company purchases the Company’s equity instruments, for example as the result of a share buy-back
or a share-based payment plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the Company as treasury shares until the shares are canceled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company.
The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares retired. The excess of the acquisition cost of treasury shares over the aggregate par value is recorded as deduction of share premium.

3.22	Accounts and other payables
Accounts and other payables mainly include payable to investors of consolidated structured entities, payable to platform investors, employment benefits payables, payable to external suppliers, tax and other statutory liabilities, and deposit payables, among other things.
Accounts and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

3.23	Compound financial instruments
Compound financial instruments contain both a liability and an equity component. The compound financial instruments issued by the Group include convertible promissory notes (refer to Note 36) and optionally convertible promissory notes (refer to Note 37).
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

F-5
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.24	Employee benefits

(a)	Pension obligations
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

3.25	Share-based payment
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
The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (further details are given in Note 15).

F-5
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.26	Revenue recognition
Revenue represents the amount of consideration the Group is entitled to upon the transfer of promised goods or services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). Revenues are recognized when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract, control of the goods and services may be transferred over time or at a point in time. Services are provided over time if the Group’s performance:

•	provides all of the benefits received and consumed simultaneously by the customer;

•	creates and enhances an asset that the customer controls as the Group performs; and

•	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.
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
When either party to a contract has performed, the Group presents the contract in the statements of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.
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

F-5
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.26	Revenue recognition (continued)

The specific accounting policies for the Group’s main types of re ve
nue are as below:

3.26.1	Technology platform-based income and guarantee income
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
The Group determines that both borrower and institutional funding partners are its customers. In accordance with a series of contracts entered into among the borrowers, institutional funding partners and the Group, the Group provides loan enablement and post origination services to its customers and its obligation to repay in the event of default. Loan enablement services include credit assessment of the borrower, enabling loans from the funding partner to the borrower and providing technical assistance to the borrower and the funding partner. Post-origination services include repayment reminders, payment processing, and collection services. The Group determines loan enablement and post origination as two performance obligations. The Group also takes credit risk of off-balance
sheet loans to borrowers through the relevant guarantee arrangements and the revenue recognized from this guarantee service has been accounted for as “guarantee income” in the statements of comprehensive income. Account management service provided to credit enhancement providers is considered a separate service outside of the above performance obligations.
The Group generally collects guarantee fees and one combined service fees covering both loan enablement and post origination services on a monthly installment basis. The total considerations including service fees and guarantee fees are first allocated to the guarantee liability at its fair value upon inception of the loan contracts and the residual consideration is then allocated to loan enablement and post origination services based on their estimated standalone selling price. When estimating total consideration, the Group considers early termination scenarios, as the Group does not receive the full contractual service fees amount under early termination, given that the service fees is collected on a monthly basis prior to loan termination.
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

F-5
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.26	Revenue recognition (continued)

3.26.1	Technology platform-based income and guarantee income (continued)
Besides, the Group also receives service fees recognized as “referral income from platform service” in statements of comprehensive income based on the principal of personal lending referred by the Group to the financial institutions which provide funding directly to borrowers and the Group does not take any credit risk in relation to this referral arrangement. Such fee is recognized upon successful facilitation, which is the only performance obligation agreed in the contract.
The Group offers a full suite of wealth management products available from third-party institutional investment product providers to the investors on its technology platform. Such products include asset management plans, bank products, mutual funds, private investment funds, trust plans and others. Other technology platform–based income consists primarily of fee collected from product providers for facilitation of investment products offered on its technology platform which is the only performance obligation agreed in the contract.

3.26.2	Interest income
Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

3.26.3	Other income
Other income mainly comprises income for account management service fees. The Group provides reminder services to the credit enhancement providers for loans facilitated by the Group that are covered by their credit enhancement services. Account management service fees are recognized over time based on the number of accounts managed and the performance of the underlying loans.

F-5
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.27	Leases
The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
Group as a lessee
The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value
assets. The Group recognises lease liabilities to make lease payments and right-of-use
assets representing the right to use the underlying assets.

(i)	Right-of-use assets
The Group recognises
right-of-use
assets at the commencement date of the lease (i.e., the date the underlying asset is available for use).
Right-of-use
assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use
assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.
Right-of-use
assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

•	Plant and machinery: 3 to 15 years

•	Motor vehicles and other equipment: 3 to 5 years
If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

(ii)	Lease liabilities
At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance
fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.
Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.
In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.
The Group’s lease liabilities are included in Leases (see Note 26).

(iii)	Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value
assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value
assets are recognized as expense on a straight-line basis over the lease term.

F-5
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.28	Provisions
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statements of profit or loss net of any reimbursement.
If the effect of the time value of money is material, provisions are discounted using a current pre-tax
rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

3.29	Government grants
Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognized in the consolidated statements of comprehensive income over the period necessary to match them with the costs that they are intended to compensate.

3.30	Dividends
Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

3.31	Events after the reporting period
If the Group receives information after the reporting period, but prior to the date of authorisation for issue, about conditions that existed at the end of the reporting period, it will assess whether the information affects the amounts that it recognises in its consolidated financial statements. The Group will adjust the amounts recognized in its financial statements to reflect any adjusting events after the reporting period and update the disclosures that relate to those conditions in light of the new information. For non-adjusting
events after the reporting period, the Group will not change the amounts recognized in its consolidated financial statements, but will disclose the nature of the non-adjusting
event and an estimate of its financial effect, or a statement that such an estimate cannot be made, if applicable.

F-5
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.32	Standards issued but not yet effective
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
Lack of exchangeability – Amendments to IAS 21
In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.
The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted, but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information. The amendments are not expected to have a material impact on the Group’s financial statements.
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statements of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statements of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.
The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements and the notes.
In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from “profit or loss” to “operating profit or loss” and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.
IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.
The Group is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.
IFRS 19 and its amendments Subsidiaries without Public Accountability: Disclosures
In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.
IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted.
As the Group’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

F-5
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.32	Standards issued but not yet effective (continued)

Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7
In May 2024, the IASB issued Amendments to
IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments).
The Amendments include:

•
A clarification that a financial liability is derecognized on the “settlement date” and the introduction of an accounting policy choice (if specific conditions are met) to derecognise financial liabilities settled using an electronic payment system before the settlement date

•	Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance and similar features should be assessed

•	Clarifications on what constitute “non-recourse features” and what are the characteristics of contractually linked instruments

•
The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI)

The Amendments are effective for annual periods starting on or after 1 January 2026 with early adoption permitted for classification of financial assets and related disclosures only. The Group does not anticipate that the amendments will have a material effect on the Group’s financial statements.
Annual Improvements to IFRS Accounting Standards - Volume 11
In July 2024, the IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1
First-time Adoption of International Financial Reporting Standards
, IFRS 7
Financial instruments: Disclosure and its accompanying Guidance on implementing
IFRS 7, IFRS 9
Financial Instruments
, IFRS 10
Consolidated Financial Statements
and IAS 7
Statements of Cash Flows
.
The amendments will be effective for reporting periods beginning on or after 1 January 2026. Earlier application is permitted and must be disclosed.
The amendments are not expected to have a material impact on the Group’s financial statements.
Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7
In December 2024, the IASB issued Amendments to IFRS 9 and IFRS 7
- Contracts Referencing Nature dependent Electricity
. The amendments apply only to contracts that reference nature-dependent electricity; the amendments:

•	Clarify the application of the “own-use” requirements for in-scope contracts

•	Amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts

•	Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows
The amendments will take effect for annual reporting periods starting on or after 1 January 2026. Early adoption is allowed, but it must be disclosed. The amendments concerning the own-use
exception are to be applied retrospectively, while the hedge accounting amendments should be applied prospectively to new hedging relationships designated from the initial application date. Additionally, the IFRS 7 disclosure
amendments must be implemented alongside the IFRS 9 amendments. If an entity does not restate comparative information, it cannot present comparative disclosures.
The Group does not expect that the amendments will have a material impact on its financial statements.

F-5
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3.	Material accounting policies (continued)

3.32	Standards issued but not yet effective (continued)

Amendments to IFRS 10 and IAS 28
Amend
men
ts to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss resulting from a downstream transaction when the sale or contribution of assets constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed. However, the amendments are available for adoption now.
Amendments to IAS 21 Translation to a Hyperinflationary Presentation Currency
The Amendments require the translation from a non-hyperinflationary functional currency into a hyperinflationary presentation currency at the closing rate. The amendments also require an entity whose functional currency and presentation currency are the currency of a hyperinflationary economy to restate the comparative amounts of a foreign operation whose functional currency is that of a non-hyperinflationary economy, by applying the general price index, in accordance with paragraph 34 of IAS 29
Financial Reporting in Hyperinflationary Economies
, to the foreign operation’s comparative figures. The amendments introduce certain additional disclosures. The amendments will be effective for annual reporting periods beginning on or after 1 January 2027. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

F-
60

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks
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
The Company and major overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to subsidiaries denominated in RMB. The Group entered into spot-forward USD/RMB currency swaps to manage its exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB until the foregoing swaps expired in May 2023. Since then, the Group has entered into forward
RMB-FX
trading to manage the exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB.
The subsidiaries of the Group are mainly operating in the PRC with most of the transactions denominated in RMB. The Group considers that business in the PRC is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than RMB.
The table below illustrates the impact of an appreciation or depreciation of RMB spot and forward rates against USD/HKD by 5% on the Group’s profit before income tax expenses.

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
5% appreciation of RMB	(126)	(173,557)	(120,981)
5% depreciation of RMB	126	173,557	120,981

F-
6
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.1	Market risk (continued)

(b)	Interest rate risk
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
date
(whichever is the earlier):

	As of December 31, 2022 (Restated)
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Cash at bank	33,211,584	39,997	1,499,816	3,420,799	5,348,809	—	418,265	43,939,270
Restricted cash	24,711,956	953,792	856,696	475,101	—	—	89,176	27,086,721
Financial assets held under resale agreements	40,000	—	—	—	—	—	23	40,023
Financial assets at fair value through profit or loss	7,932,571	4,198,322	628,321	613,055	3,498,313	2,819,445	12,224,101	31,914,128
Financial assets at amortized cost	2,503,075	631,585	—	17,225	—	259,199	—	3,411,084
Accounts and other receivables and contract assets	—	—	—	—	—	—	9,585,236	9,585,236
Loans to customers	46,688,746	92,001,986	47,224,580	20,219,306	156,894	5,155,133	—	211,446,645
Other assets	—	—	—	—	—	—	447,443	447,443

Total financial assets	115,087,932	97,825,682	50,209,413	24,745,486	9,004,016	8,233,777	22,764,244	327,870,550

F-6
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.1	Market risk (continued)

(b)	Interest rate risk (continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (continued)

	As of December 31, 2022 (Restated)
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
LIABILITIES
Payable to platform investors	—	—	—	—	—	—	1,569,367	1,569,367
Borrowings	9,146,660	27,471,904	—	—	—	—	296,949	36,915,513
Bonds payable	—	2,143,348	—	—	—	—	—	2,143,348
Accounts and other payables and contract liabilities	—	—	—	—	—	—	6,118,819	6,118,819
Payable to investors of consolidated structured entities	42,976,724	86,268,455	43,236,860	3,805,527	64,767	—	—	176,352,333
Financing guarantee liabilities	—	—	—	—	—	—	5,763,369	5,763,369
Lease liabilities	129,260	299,806	256,947	67,800	6,813	—	—	760,626
Convertible promissory notes payable	—	—	—	—	5,164,139	—	—	5,164,139
Optionally convertible promissory notes	—	8,142,908	—	—	—	—	—	8,142,908
Financial assets sold under repurchase agreements	3,343,950	—	—	—	—	—	—	3,343,950

Total financial liabilities	55,596,594	124,326,421	43,493,807	3,873,327	5,235,719	—	13,748,504	246,274,372

Nominal amount of interest rate swap	(8,984,334)	8,984,334	—	—	—	—	—	—

Total interest rate sensitivity gap	68,475,672	(35,485,073)	6,715,606	20,872,159	3,768,297	8,233,777	9,015,740	81,596,178

F-6
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.1	Market risk (continued)

(b)	Interest rate risk (continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (continued)

	As of December 31, 2023 (Restated)
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Cash at bank	21,674,685	3,799,379	3,860,661	3,549,486	5,848,577	—	963,126	39,695,914
Restricted cash	10,060,275	1,366,459	659,066	1,274,176	414	—	56,225	13,416,615
Financial assets held under resale agreements	28,834	—	—	—	—	—	—	28,834
Financial assets at fair value through profit or loss	7,373,132	2,231,011	851,210	287,246	2,722,181	5,022,962	6,275,463	24,763,205
Financial assets at amortized cost	1,500,195	9,068	7,785	—	—	241,035	—	1,758,083
Accounts and other receivables and contract assets	—	—	—	—	—	—	4,535,382	4,535,382
Loans to customers	29,467,099	57,658,476	26,210,707	12,822,563	408,496	3,126,613	—	129,693,954

Total financial assets	70,104,220	65,064,393	31,589,429	17,933,471	8,979,668	8,390,610	11,830,196	213,891,987

LIABILITIES
Payable to platform investors	—	—	—	—	—	—	985,761	985,761
Borrowings	10,066,440	25,736,669	1,827,339	952,740	—	—	240,096	38,823,284
Accounts and other payables and contract liabilities	—	—	—	—	—	—	2,791,832	2,791,832
Payable to investors of consolidated structured entities	24,380,794	39,450,117	14,436,184	1,190,436	736	—	—	79,458,267
Financing guarantee liabilities	—	—	—	—	—	—	4,185,532	4,185,532
Lease liabilities	77,028	176,662	113,811	34,688	2,329	—	—	404,518
Convertible promissory notes payable	—	—	—	5,650,268	—	—	—	5,650,268
Financial assets sold under repurchase agreements	1,306,996	—	—	—	—	—	399	1,307,395

Total financial liabilities	35,831,258	65,363,448	16,377,334	7,828,132	3,065	—	8,203,620	133,606,857

Total interest rate sensitivity gap	34,272,962	(299,055)	15,212,095	10,105,339	8,976,603	8,390,610	3,626,576	80,285,130

F-6
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.1	Market risk (continued)

(b)	Interest rate risk (continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (continued)

	As of December 31, 2024
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Cash at bank	13,730,791	4,576,585	7,580,550	2,079,228	799,900	—	1,136,792	29,903,846
Restricted cash	12,606,465	468,019	953,933	49,455	—	—	54,162	14,132,034
Financial assets held under resale agreements	657,001	—	—	—	—	—	32	657,033
Financial assets at fair value through profit or loss	4,848,823	2,793,141	1,129,890	793,443	1,742,218	3,176,372	5,871,927	20,355,814
Financial assets at fair value through other comprehensive income	647,826	390,295	—	117,974	—	—	—	1,156,095
Financial assets at amortized cost	1,499,000	—	—	—	—	—	—	1,499,000
Accounts and other receivables and contract assets	—	—	—	—	—	—	4,698,008	4,698,008
Loans to customers	18,740,577	44,898,185	23,977,895	21,407,199	855,385	1,629,428	—	111,508,669

Total financial assets	52,730,483	53,126,225	33,642,268	24,447,299	3,397,503	4,805,800	11,760,921	183,910,499

LIABILITIES
Payable to platform investors	—	—	—	—	—	—	721,558	721,558
Borrowings	11,126,077	37,633,114	1,967,199	—	—	—	388,185	51,114,575
Customer deposits	2,906,107	1,026,951	—	—	—	—	692	3,933,750
Accounts and other payables and contract liabilities	—	—	—	—	—	—	2,833,692	2,833,692
Payable to investors of consolidated structured entities	12,719,274	21,581,299	7,973,593	521,458	—	—	—	42,795,624
Financing guarantee liabilities	—	—	—	—	—	—	4,217,979	4,217,979
Lease liabilities	56,162	130,705	91,030	24,766	204	—	—	302,867
Convertible promissory notes payable	—	—	6,174,050	—	—	—	—	6,174,050
Financial assets sold under repurchase agreements	782,397	—	—	—	—	—	62	782,459

Total financial liabilities	27,590,017	60,372,069	16,205,872	546,224	204	—	8,162,168	112,876,554

Total interest rate sensitivity gap	25,140,466	(7,245,844)	17,436,396	23,901,075	3,397,299	4,805,800	3,598,753	71,033,945

The Group performs interest rate sensitivity analysis on profit for the Group by measuring the impact of a change in interest rate of financial assets, liabilities and interest rate derivative instruments.

F-6
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.1	Market risk (continued)

(b)	Interest rate risk (continued)

The table below illustrates the impact to profit before tax of the coming year as of each reporting date based on the structure of interest-bearing assets, liabilities and interest rate derivative instruments as of December 31,2022, 2023 and 2024, caused by a parallel shift of 100 basis points in interest rates.

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Change in interest rate
-100 basis points	(466,345)	(298,767)	(192,807)
+100 basis points	466,345	298,767	192,807
In the sensitivity analysis, the Group adopts the following assumptions when determining business conditions and financial index:

•	The fluctuation rates of different interest-bearing assets and liabilities are the same;

•	All assets and liabilities are re-priced in the middle of relevant periods;

•	Analysis is based on static gap on reporting date, regardless of subsequent changes;

•	No consideration of impact on customers’ behavior resulting from interest rate changes;

•	No consideration of impact on market price resulting from interest rate changes;

•	No consideration of actions taken by the Group.
Therefore, the actual changes of net profit may differ from the analysis above.

F-6
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.2	Credit risk
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
Credit exposure
Without taking collateral and other credit enhancements into consideration, for on-balance
sheet assets, the maximum exposures are based on net carrying amounts as reported in the financial statements. The Group also assumes credit risk due to financing guarantee contracts. Please refer to Note 44 for the details.
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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.2	Credit risk (continued)

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
Measurement of ECL
IFRS 9 outlines a “three-stage” model for impairment based on changes in credit quality since initial recognition as summarized below:

•	A financial instrument that is not credit-impaired on initial recognition is classified in “Stage 1” and has its credit risk continuously monitored by the Group.

•	If a SICR since initial recognition is identified, the financial instrument is moved to “Stage 2” but is not yet deemed to be credit-impaired.

•	If the financial instrument is credit-impaired, the financial instrument is then moved to “Stage 3”.
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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.2	Credit risk (continued)

Expected credit loss (continued)

Measurement of ECL (continued)

Change in credit quality since initial recognition

Stage 1	Stage 2	Stage 3
(Initial recognition)	(Significant increase in credit risk since initial recognition)	(Credit-impaired assets)
12-month ECL	Lifetime ECL	Lifetime ECL
The key judgments and assumptions adopted by the Group in addressing the requirements of the standard are discussed below:

(a)	Significant increase in credit risk (SICR)
For loans to customers, the Group considers a loan to have experienced a significant increase in credit risk if the borrower is 30 or more days past due on its contractual payments. No qualitative criteria are considered by the Group since the Group monitors the risk of borrowers purely based on the overdue period. For other financial assets measured at amortized cost, the Group sets quantitative and qualitative criteria to judge if there is significant increase in credit risk, and the criteria include: 30 or more days past due, the forward-looking information and various reasonable supporting information, when determining the ECL staging for financial assets.
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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.2	Credit risk (continued)

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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.2	Credit risk (continued)

Expected credit loss (continued)

Measurement of ECL (continued)

(d)	Forward-looking information incorporated in the ECL models
In measuring ECL, the Group has applied significant judgment in determining the forward-looking adjustments, specifically, the relevant forward-looking economic factors and the methodologies used to incorporate those factors into the ECL models of its various businesses. These judgments are intended to reflect current conditions and reasonable and supportable forecasts of future economic conditions. As of December 31, 2022, 2023 and 2024, the range of multiple scenario forecasts of the key macroeconomic factors used to estimate ECL are listed below.

	December 31,	December 31,	December 31,
	2022	2023	2024
	(Restated)	(Restated)
GDP – year on year percentage change	3.8%-5.5%	4.6%-5.5%	4.5%-5.3%
CPI – year on year percentage change	NA	1.6%-2.0%	0.7%-1.5%
Broad measure of money supply (M1) – year on year percentage change	4.8%-6.4%	NA	-0.6%-3.8%
Similar to other economic forecasts, the forecasts of economic indicators have high inherent uncertainties and therefore actual results may be significantly different from the forecasts. The Group considered above forecasts as its best estimate as of December 31, 2022, 2023 and 2024.
NA - This factor is not selected in the respective ECL model.
i)
Sensitivity analysis
Expected credit losses are sensitive to the parameters used in the model, such as forecast value of the macro-economic factors, stage designation results and other factors considered in the application of significant management judgment. Changes in these parameters, assumptions, models, and judgments will have an impact on the measurement of expected credit losses.

F-
7
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.2	Credit risk (continued)

Expected credit loss (continued)

Measurement of ECL (continued)

(d)	Forward-looking information incorporated in the ECL models (continued)

i)
Sensitivity analysis (continued)

The following table shows the changes of ECL impairment provision on loans to customers and financing guarantee liabilities related to ECL assuming the financial assets in stage 2 reclassified to stage 1 due to significant improvement in credit risk.

	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Total ECL and financing guarantee liabilities under assumption of reclassification of financial instruments from stage 2 to stage 1	10,479,472	9,651,158	11,255,841
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	12,826,347	11,459,365	12,761,499

Difference-amount	(2,346,875)	(1,808,207)	(1,505,658)
Difference-ratio	-18%	-16%	-12%

Maximum exposure to credit risk before collateral held or other credit enhancements
The following presents the credit risk exposure of the financial instruments under the scope of expected credit loss mentioned in measurement of ECL without considering guarantee or any other credit enhancement measures:

	As of December 31, 2022 (Restated)
	Stage I	Stage II	Stage III	Maximum Credit Risk Exposure
(in RMB’000)
Book value
On-balance sheet
Cash at bank	43,939,270	—	—	43,939,270
Restricted cash	27,086,721	—	—	27,086,721
Financial assets held under resale agreements	40,023	—	—	40,023
Financial assets at amortized cost	3,151,887	—	259,197	3,411,084
Accounts and other receivables and contract assets	9,585,236	—	—	9,585,236
Loans to customers	208,609,176	2,763,586	73,883	211,446,645
Other assets	447,443	—	—	447,443

Total	292,859,756	2,763,586	333,080	295,956,422

Off-balance sheet
Financing guarantee contracts	67,011,692	1,491,246	—	68,502,938

F-7
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.2	Credit risk (continued)

Expected credit loss (continued)

Maximum exposure to credit risk before collateral held or other credit enhancements (continued)

	As of December 31, 2023 (Restated)
	Stage I	Stage II	Stage III	Maximum Credit Risk Exposure
(in RMB’000)
Book value
On-balance sheet
Cash at bank	39,695,914	—	—	39,695,914
Restricted cash	13,416,615	—	—	13,416,615
Financial assets held under resale agreements	28,834	—	—	28,834
Financial assets at amortized cost	1,517,135	—	240,948	1,758,083
Accounts and other receivables and contract assets	4,535,117	—	265	4,535,382
Loans to customers	127,933,160	1,661,728	99,066	129,693,954

Total	187,126,775	1,661,728	340,279	189,128,782

Off-balance sheet
Financing guarantee contracts	53,889,614	1,013,873	—	54,903,487

	As of December 31, 2024
	Stage I	Stage II	Stage III	Maximum Credit Risk Exposure
(in RMB’000)
Book value
On-balance sheet
Cash at bank	29,903,846	—	—	29,903,846
Restricted cash	14,132,034	—	—	14,132,034
Financial assets held under resale agreements	657,033	—	—	657,033
Financial assets at fair value through other comprehensive income	1,156,095	—	—	1,156,095
Financial assets at amortized cost	1,499,000	—	—	1,499,000
Accounts and other receivables and contract assets	4,697,722	—	286	4,698,008
Loans to customers	110,425,071	665,187	418,411	111,508,669

Total	162,470,801	665,187	418,697	163,554,685

Off-balance sheet
Financing guarantee contracts	67,368,608	648,415	—	68,017,023

For other
on-balance
sheet financial assets, the maximum credit risk exposure is their net carrying amount.

F-7
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.3	Liquidity risk
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

	As of December 31, 2022 (Restated)
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial liabilities
Payable to platform investors	1,569,367	—	—	—	—	1,569,367
Borrowings	—	37,506,884	—	—	—	37,506,884
Bonds payable	—	2,209,274	—	—	—	2,209,274
Accounts and other payables and contract liabilities	1,742,145	4,376,674	—	—	—	6,118,819
Payable to investors of consolidated structured entities	47,351	134,267,908	44,477,983	3,871,121	65,591	182,729,954
Lease liabilities	—	471,722	251,214	67,927	6,819	797,682
Convertible promissory notes payable	—	50,177	50,177	50,177	6,867,555	7,018,086
Optionally convertible promissory notes	—	8,546,138	—	—	—	8,546,138
Financial assets sold under repurchase agreements	—	3,346,448	—	—	—	3,346,448

Total	3,358,863	190,775,225	44,779,374	3,989,225	6,939,965	249,842,652

Financing guarantee contracts	68,502,938	—	—	—	—	68,502,938

F-7
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.3	Liquidity risk (continued)

	As of December 31, 2023 (Restated)
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial liabilities
Payable to platform investors	985,761	—	—	—	—	985,761
Borrowings	142,342	36,685,617	1,926,278	959,173	—	39,713,410
Accounts and other payables and contract liabilities	1,358,823	1,433,009	—	—	—	2,791,832
Payable to investors of consolidated structured entities	53,369	65,571,670	14,776,713	1,247,265	745	81,649,762
Lease liabilities	—	270,393	118,726	35,571	2,385	427,075
Convertible promissory notes payable	—	51,028	51,028	6,984,009	—	7,086,065
Financial assets sold under repurchase agreements	—	1,307,618	—	—	—	1,307,618

Total	2,540,295	105,319,335	16,872,745	9,226,018	3,130	133,961,523

Financing guarantee contracts	54,903,487	—	—	—	—	54,903,487

	As of December 31, 2024
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial liabilities
Payable to platform investors	721,558	—	—	—	—	721,558
Borrowings	71,938	49,819,385	2,046,264	—	—	51,937,587
Customer deposit	469,093	3,494,698	—	—	—	3,963,791
Accounts and other payables and contract liabilities	1,489,870	1,343,822	—	—	—	2,833,692
Payable to investors of consolidated structured entities	—	34,900,519	8,343,092	545,599	—	43,789,210
Lease liabilities	705	189,663	94,648	25,980	238	311,234
Convertible promissory notes payable	—	51,790	7,088,236	—	—	7,140,026
Financial assets sold under repurchase agreements	—	782,583	—	—	—	782,583

Total	2,753,164	90,582,460	17,572,240	571,579	238	111,479,681

Financing guarantee contracts	68,017,023	—	—	—	—	68,017,023

F-7
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.2	Capital management

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
Except those subsidiaries with financial licenses, the Group monitors capital by regularly reviewing the total equity attributable to owners of the Company. Adjustments to current capital structure are made in light of changes in economic conditions and risk characteristics of the Group’s activities. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid, return capital to ordinary shareholders or issue capital securities.
Gearing Ratio
As of December 31, 2022, 2023 and 2024, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of borrowings, bonds payable, convertible promissory note payable, and optionally convertible promissory notes) was 55.90%, 48.09% and 68.53%.

F-7
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.3	Group’s maximum exposure to structured entities

The Group uses structured entities in the normal course of business for a number of purposes, for example, structured transactions for customers, to provide finance to public and private sector infrastructure projects, and to generate fees from servicing loans made on behalf of third-party investors. These structured entities are financed through the issue of notes or units to investors. Refer to Note 2 for the Group’s consolidation consideration related to structured entities.
The following table shows the Group’s maximum exposure to the unconsolidated structured entities representing the Group’s maximum possible risk exposure that could occur as a result of the Group’s arrangements with structured entities.
These unconsolidated structured products mainly include asset management plans, trust plans, mutual funds, private funds and bank wealth management products which are all classified as financial assets at fair value through profit or loss.

	As of December 31, 2022 (Restated)
(in RMB’000)	Size	Carrying amount of investment in structured entities	Group’s maximum exposure	Interest held by Group
Unconsolidated structured entities managed by third parties (a)	NA	12,137,889	12,137,889	Investment income
Unconsolidated structured entities managed by affiliated entities (a)	NA	3,974,740	3,974,740	Investment income
Unconsolidated structured entities serviced by the Group	2,838,473	—	1,849,897	Service fee

	As of December 31, 2023 (Restated)
(in RMB’000)	Size	Carrying amount of investment in structured entities	Group’s maximum exposure	Interest held by Group
Unconsolidated structured entities managed by third parties (a)	NA	14,735,297	14,735,297	Investment income
Unconsolidated structured entities managed by affiliated entities (a)	NA	211,663	211,663	Investment income
Unconsolidated structured entities serviced by the Group	90,946	—	90,946	Service fee

	As of December 31, 2024
(in RMB’000)	Size	Carrying amount of investment in structured entities	Group’s maximum exposure	Interest held by Group
Unconsolidated structured entities managed by third parties (a)	NA	9,126,031	9,126,031	Investment income
Unconsolidated structured entities managed by affiliated entities (a)	NA	1,237,189	1,237,189	Investment income
Unconsolidated structured entities serviced by the Group	21,168	—	21,168	Service fee

(a)	The information in relation to the size of these unconsolidated structured products is not available from open market.

F-7
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.4	Fair value estimation

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

F-7
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.4	Fair value estimation (continued)

The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

As of December 31, 2022 (Restated)	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets at fair value through profit or loss
Asset management plans	—	198,957	—	198,957
Trust plans	—	2,505,978	186,830	2,692,808
Private funds and other equity investments	—	1,603,219	10,216	1,613,435
Mutual funds	7,177,446	—	—	7,177,446
Debt securities	—	10,917,975	—	10,917,975
Bank wealth management products	—	3,345,111	—	3,345,111
Structured deposits	—	2,406,785	—	2,406,785
Others debt investments	—	753,081	2,808,530	3,561,611

	7,177,446	21,731,106	3,005,576	31,914,128

Derivative financial assets
Interest rate swap	—	222,086	—	222,086
Foreign currency swap	—	225,357	—	225,357

	—	447,443	—	447,443

Total	7,177,446	22,178,549	3,005,576	32,361,571

As of December 31, 2023 (Restated)	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets at fair value through profit or loss
Trust plans	—	7,140,184	116,758	7,256,942
Private funds and other equity investments	—	—	659,406	659,406
Mutual funds	5,176,458	—	—	5,176,458
Debt securities	—	5,185,221	—	5,185,221
Bank wealth management products	—	963,830	—	963,830
Structured deposits	—	804,897	—	804,897
Others debt investments	—	5,661	4,710,790	4,716,451

Total	5,176,458	14,099,793	5,486,954	24,763,205

As of December 31, 2024	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets at fair value through other comprehensive income
Certificate of deposits	669,670	—	—	669,670
Exchange fund bills	486,425	—	—	486,425

	1,156,095	—	—	1,156,095

Financial assets at fair value through profit or loss
Trust plans	—	3,937,660	308,956	4,246,616
Private funds and other equity investments	—	—	598,366	598,366
Mutual funds	3,903,003	—	—	3,903,003
Debt securities	—	4,931,967	—	4,931,967
Bank wealth management products	—	1,628,417	—	1,628,417
Structured deposits	—	1,900,622	—	1,900,622
Others debt investments	—	30,706	3,116,117	3,146,823

	3,903,003	12,429,372	4,023,439	20,355,814

Total	5,059,098	12,429,372	4,023,439	21,511,909

There were no changes in valuation techniques during the period.

F-7
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.4	Fair value estimation (continued)

The following table presents the changes in
L
evel 3 instruments for the years ended December 31, 2022, 2023 and 2024:

Financial assets at fair value through profit or loss	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
As of beginning of the year	1,932,826	3,005,576	5,486,954
Additions	1,787,964	2,719,547	1,385,507
Transfer into Level 3	—	1,062,703	—
Disposal	(680,960)	(1,020,562)	(1,276,834)
Gains or losses recognized in profit or loss	(34,254)	(280,310)	(1,572,188)

As of end of the year	3,005,576	5,486,954	4,023,439

For the year ended December 3
1
, 2023, RMB1,063 million investment was transferred from Level 2 to Level 3 as significant unobservable inputs were applied in valuation method.
All of the unrealised gains or losses of
L
evel 3 instruments for the period are recognized in investment income (refer to Note 9).
Fair value measurements using significant unobservable input:
The level of fair value measurement is determined by the lowest level input with material significance in the overall calculation. As such. The significance of the input should be considered from an overall perspective in the estimation of fair value.
As of December 31, 2022, 2023 and 2024 the
L
evel 3 instruments were mainly other debt investments at fair value through profit or loss. As the other debt investments are not traded in an active market, their fair values have been determined using the discounted cash flow method whereby the discount rate adjustment technique is applied. The discount rate used to determine the present value was a rate that reflects current market assessments of the time value of money and the risks specific to the assets as at each reporting date. The determination of discount rate involved critical estimates and judgments by the management. As of December 31, 2022, 2023 and 2024, the discount rates used to determine fair value of level 3 instruments ranged from 0.66% to 16.01%.
The table below illustrates the impact to profit/(loss) before income tax for the years ended December 31, 2022, 2023 and 2024, if the risk adjusted discount rate had increased/decreased by 100 basis points with all other variables held constant.

F-
80

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4.	Financial instruments and risks (continued)

4.4	Fair value estimation (continued)

As of December 31, 2022, 2023 and 2024, the discount rates used to determine fair value of level 3 instruments ranged from 0.66% to 16.01%. The table below illustrates the carrying amount of the level 3 instruments with the fair value determined using the discounted cash flow method as well as the impact to profit/(loss) before income tax for the years ended December 31, 2022, 2023 and 2024, if the risk-adjusted discount rate had increased/decreased by 100 basis points with all other variables held constant.

	As of December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Discounted cash flow method	2,788,802	5,035,516	3,819,204
Expected changes in profit/(loss) before income tax
+100 basis points	(47,291)	(172,822)	(113,936)
-100 basis points	49,790	182,108	119,511

5.	Critical accounting estimates and judgments
The Group makes estimates and judgments that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities in these financial statements. Estimates and judgments are continually assessed based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
In the process of applying the Group’s accounting policies, management has made the following judgments and accounting estimation, which have a significant effect on the amounts recognized in the financial statements.

5.1	Goodwill impairment assessment
Goodwill is tested for impairment annually as at 31 December and when circumstances indicate that the carrying value may be impaired. The recoverable amount of the CGU is the higher of value-in-use
(“VIU”) and fair value less costs of sale. These calculations require the use of judgments and estimates. Estimates include forecasts used for determining cash flows for the CGU, appropriate long-term growth rate and discount rate. The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time. Changing the assumptions selected by management applied in VIU calculations, including revenue growth rate and loan loss rates, could materially affect the net present value used in the impairment test and as a result affect the Group’s financial condition and results of operations. If there is a significant adverse change in the projected performance and resulting future cash flow projections, it may be necessary to take an impairment charge to the consolidated statements of comprehensive income.

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

F-
8
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

5.	Critical accounting estimates and judgments (continued)

5. 3	Fair value of financial instruments determined using valuation techniques

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

F-8
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

5.	Critical accounting estimates and judgments (continued)

5. 4	Measurement of the expected credit losses

The measurement of the expected credit losses for loan to customers and financing guarantee contracts is an area that requires the use of complex models and significant assumptions about future economic conditions and credit behavior. Explanation of the inputs, assumptions and estimation techniques used in measuring ECL is further detailed in Note 4.1.2.
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

F-8
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

6.	Technology platform-based income

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Technology platform-based income
Retail credit and enablement service fees	28,621,121	15,134,217	8,066,367
Other technology platform-based income	593,492	184,527	94,655

	29,214,613	15,318,744	8,161,022

As of December 31, 2022, 2023 and 2024, 100% of the Group’s technology platform-based income were conducted in the Chinese Mainland.

		For the year ended December 31,
		2022	2023	2024
		RMB’000	RMB’000	RMB’000
Retail credit and enablement service fees
Loan enablement service fees	At a point in time	3,446,163	978,958	1,571,966
Post-origination service fees	Over time	24,028,033	13,729,327	6,480,642
Referral income from platform service	At a point in time	1,146,925	425,932	13,759

		28,621,121	15,134,217	8,066,367

As of December 31, 2022, 2023 and 2024, the aggregate amount of the transaction price allocated to remaining performance obligations related to customer contracts that are unsatisfied or partially unsatisfied was
RMB18,911 million, RMB8,631 million and RMB5,058 million. Given the profile of contract terms, substantially all of the remaining performance obligation is expected to be recognized as revenue over the next three years.

F-8
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

7.	Net interest income

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Loans originated by consolidated trust plans
Interest income	25,561,285	15,401,224	9,633,976
Interest expenses	(10,202,468)	(6,576,219)	(2,784,362)

Net interest income from loans originated by consolidated trust plans	15,358,817	8,825,005	6,849,614

Loans originated by financial institutions (a)
Interest income	4,023,756	5,007,555	6,527,925
Interest expenses	(700,637)	(720,432)	(1,066,211)

Net interest income from loans originated by financial institutions (a)	3,323,119	4,287,123	5,461,714

Total net interest income	18,681,936	13,112,128	12,311,328

(a)	Financial institutions include Ping An Consumer Finance Co., Ltd., microloan lending companies subsidiaries of the Company and the PAO b ank.

8.	Other income

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Account management service fees	1,518,523	1,168,955	1,234,950
Others	321,711	221,947	272,947

	1,840,234	1,390,902	1,507,897

9.	Investment income/(losses)

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Interest income
Financial assets at amortized cost	218,072	124,583	77,729
Financial assets at other comprehensive income	—	—	47,037
Financial assets held under resale agreements	76,737	—	—

	294,809	124,583	124,766

Realized gains
Financial assets at fair value through profit or loss	350,884	480,396	412,563

Net change in unrealized losses
Financial assets at fair value through profit or loss	(132,875)	(525,003)	(1,583,149)

	512,818	79,976	(1,045,820)

F-8
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

10.	Expenses by nature

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Employee benefit expenses (Note 10.1)	14,673,394	11,316,549	7,700,664
Loan origination and servicing expenses	4,480,827	3,218,379	2,324,484
Outsourcing service expenses	1,446,358	1,099,267	932,223
Depreciation of right-of-use assets (Note 26)	591,201	427,358	283,645
Taxes and surcharges	573,261	325,539	208,258
Depreciation of property and equipment (Note 24)	181,601	185,222	104,439
Audit fees	43,861	47,521	68,301
Amortization of intangible assets (Note 25)	15,325	11,022	39,766
Others	5,463,419	3,206,198	1,979,948

Total sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses	27,469,247	19,837,055	13,641,728

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Sales and marketing expenses
Borrower acquisition expenses	7,865,407	5,030,841	2,745,576
General sales and marketing expenses	6,661,613	4,398,677	2,626,038
Investor acquisition and retention expenses	301,092	24,035	34,757
Referral expenses from platform service	936,570	435,122	—

	15,764,682	9,888,675	5,406,371

F-8
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

10.	Expense by nature (continued)

10.1	Employee benefit expenses

(a)	Employee benefit expenses are as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Wages, salaries and bonuses	8,816,261	7,089,254	4,848,665
Other social security costs, housing benefits and other employee benefits	4,104,994	3,034,815	2,108,047
Pension costs - defined contribution plans	1,706,977	1,228,684	762,071
Share-based payment	45,162	(36,204)	(18,119)

	14,673,394	11,316,549	7,700,664

(b)	Five highest paid individuals
The five individuals whose emoluments excluding share-based payment were the highest in the Group for the years ended December 31, 2022, 2023 and 2024 include two directors, whose emoluments are reflected in the analysis shown in Note

50.
The emoluments payable to the remaining three individuals during the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Wages, salaries and bonuses	10,044	9,114	14,070
Other social security costs, housing benefits and other employee benefits	2,819	2,717	1,533
Pension costs - defined contribution plans	149	157	195

	13,012	11,988	15,798

The emoluments fell within the following bands:

	For the year ended December 31,
	2022	2023	2024
Emolument bands
HKD2,500,001 to HKD3,000,000	—	1	—
HKD3,000,001 to HKD3,500,000	1	—	—
HKD3,500,001 to HKD4,000,000	1	1	—
HKD4,000,001 to HKD4,500,000	1	1	1
HKD4,500,001 to HKD5,000,000	—	—	1
HKD5,000,001 to HKD5,500,000	—	—	—
HKD5,500,001 to HKD6,000,000	—	—	1

	3	3	3

F-8
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND
2024

11.	Credit impairment losses

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Loans to customers	7,175,389	6,573,590	7,169,621
Financing guarantee contracts	7,660,622	5,520,883	5,007,282
Accounts and other receivables and contract assets	1,140,937	629,124	189,084
Financial assets at amortized cost	538,967	(27,234)	246,915
Others	(3,620)	(701)	5

	16,512,295	12,695,662	12,612,907

12.	Finance costs

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Interest expenses on borrowings	675,023	822,017	611,367
Interest expenses on convertible promissory notes (Note 36)	1,045,611	448,017	486,731
Interest expenses optionally convertible promissory notes (Note 37)	521,747	407,255	—
Interest expenses on unpaid consideration of convertible promissory notes	16,162	58,381	—
Interest expenses on lease liabilities	42,268	27,934	15,800
Interest expenses on consolidated wealth management products	6,473	868	855
One-time expenses related to early redemption and extension of convertible promissory notes (Note 36(a))	173,775	—	—
Bank interest income	(1,308,277)	(1,415,232)	(1,029,934)

	1,172,782	349,240	84,819

F-8
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

13.	Other gains/(losses) – net

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Government grants	408,164	212,257	183,979
Foreign exchange gains/(losses)	(877,232)	75,714	(190,800)
ADS transferring income	236,827	72,702	41,603
Input VAT super-deduction	92,230	29,454	2,299
Others	145,413	(177,169)	(289,720)

	5,402	212,958	(252,639)

14.	Income tax expenses
In December 2021, as part of its ongoing Base Erosion and Profit Shifting (BEPS) 2.0 Pillar Two initiative, the Organization for Economic
Co-operation
and Development (OECD) published Global Anti-Base Erosion (GloBE) Model Rules for a new global minimum tax regime. Subsequently, the OCED published various Administrative Guidance that provides further clarity on the Model Rules. In general, the global minimum tax regime is designed to achieve a minimum effective tax rate of 15% in each jurisdiction in which a multinational group subject to the regime operates. Globally, jurisdictions are in various stages of enacting the Pillar Two global minimum tax into local law.
IAS 12 Income Taxes provides mandatory temporary exception from recognizing and disclosing deferred tax assets and liabilities related to Pillar Two global minimum taxes. The Group has adopted and applied the temporary mandatory exception.
The Group operates in several jurisdictions, including: the Cayman Islands, the British Virgin Islands, Hong Kong, Indonesia, and the PRC. For the period from January 1, 2024 to July 29, 2024, the ultimate holding company of the Group was Lufax Holding Ltd, incorporated in the Cayman Islands. As mentioned in Note 2, as of July 30, 2024, the Company’s ultimate holding company became Ping An Group, incorporated in the PRC.
As a subsidiary of the Ping An Group, the Group is responsible for its share of Pillar Two global minimum taxes of the Ping An Group for jurisdictions in which the Group operates. As of December 31, 2024, Indonesia is the only jurisdiction in which the Group operates that has enacted the Pillar Two global minimum tax into local, generally effective for fiscal years beginning on or after January 1, 2025. Analysis of the potential impact of the enacted, not yet effective global minimum tax is ongoing.

F-8
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

14.	Income tax expenses (continued)

The following table sets forth the income tax expense of the Group for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Current income tax	4,516,637	1,414,224	2,725,341
Deferred income tax	(328,861)	(778,857)	(1,200,511)

	4,187,776	635,367	1,524,830

The following table sets forth the reconciliation from income tax calculated based on the applicable tax rates and profit before income tax expenses presented in the consolidated financial statements to the income tax expenses:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Profit/(loss) before income tax expenses	12,045,862	1,588,465	(2,078,685)
Income tax calculated at the PRC statutory tax rate of 25%	3,011,466	397,116	(519,671)
Tax effect of:
Differential income tax rates applicable to subsidiaries (a)(b)(c)	513,516	249,204	209,802
Expenses and losses not deductible for tax purposes (g)	479,986	196,361	200,893
Reversal of deferred tax assets recognized in prior years	56,843	87,926	261,749
Deductible temporary differences and tax losses for which no deferred tax asset was recognized (f)	278,439	71,351	328,476
Research and development tax credit	(59,535)	(58,109)	(15,594)
Income not subject to tax	(5,949)	(4,350)	(3,608)
Withholding taxes related to dividend distributions to foreign parent company (e)	—	—	1,050,000
Adjustments in respect of current income tax of previous years	(31,455)	(89,745)	30,043
Utilization of previously unrecognized deferred tax assets	(123,741)	(72,803)	(47,716)
Effect of tax rate changes on deferred income taxes	(8,601)	(117,913)	2,167
Others	76,807	(23,671)	28,289

Income tax expenses	4,187,776	635,367	1,524,830

(a)	Cayman Islands and BVI Income Tax
The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax. The Group entities established under the BVI Business Companies Acts are exempted from BVI income taxes.

F-
9
0

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

14.	Income tax expenses (continued)

(b)	Hong Kong Income Tax
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
The Indonesia income tax rate is 22%. No Indonesia profits tax was provided for as there was no estimated assessable profit that was subject to Indonesia profits tax for the years ended December 31, 2022, 2023 and 2024.

(d)	PRC Corporate Income Tax (“CIT”)
The income tax provision of the Group in respect of its operations in the PRC was generally calculated at the tax rate of 25% on the assessable profits for the years ended December 31, 2022, 2023 and 2024, based on the existing legislation, interpretations and practices in respect thereof.
According to certain preferential regulations and policies issued by relevant tax authorities, certain subsidiaries and branches of the Group were qualified for a preferential tax rate of 15% for the years ended December 31, 2022, 2023 and 2024.

(e)	PRC Withholding Tax
According to the Corporate Income Tax Law, distribution of profits earned by the PRC companies since January 1, 2008 to foreign investors is subject to withholding tax of
5% or 10%, depending on the country of incorporation of the foreign investor, upon the distribution of profits to overseas-incorporated immediate holding companies.
As of December 31, 2022 and 2023, the Group did not have any plan to require its PRC subsidiaries to distribute their existing retained earnings and intends to retain them to operate and expand business in the PRC. Accordingly, no deferred tax liability on withholding tax was accrued at the end of each year presented.
In March 2024, certain PRC subsidiaries of the Group declared dividends to the Hong Kong subsidiary of the Group for an aggregate amount of RMB10.5 billion and the withholding tax of RMB1.05 billion had been levied on the dividend remitted overseas.

(f)
Due to the change in business strategy, deferred tax assets in relation to certain subsidiaries of the Group have not been recognized as it is not probable that future taxable profits of these subsidiaries will be available in order to utilize the tax benefits from the deductible temporary differences.

(g)
Expenses and losses not deductible for tax purposes mainly related to business entertainment expenses and advertising expenses exceeding certain threshold, as well as share-based compensation expenses, which are not tax deductible according to the relevant tax regulations.

F-
9
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

15.	Earnings per share

(a)
Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Group. One ADS represents two ordinary shares of the Company.

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Profit/(loss) attributable to owners of the Company	7,777,336	809,624	(3,870,620)
Weighted average number of ordinary shares in issue (in ’000)	1,145,050	1,146,175	1,395,149

Basic earnings/(losses) per share (in RMB)	6.79	0.71	(2.77)

Basic earnings/(losses) per ADS (in RMB)	13.58	1.42	(5.54)

(b)
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the years ended December 31, 2022, 2023 and 2024 the Group has four categories of potential dilutive ordinary shares: convertible promissory notes (refer to Note 36), optionally convertible promissory notes (refer to Note 37), share options and PSUs (refer to Note 46).

For the year ended December 31, 2022, 2023 and 2024, two categories of potential dilutive ordinary shares are included in the calculation of diluted earnings per share: share options and PSUs. Potential ordinary shares issuable upon conversion of optionally convertible promissory notes and convertible promissory notes were not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive.

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Earnings
Profit/(loss) attributable to owners of the Company	7,777,336	809,624	(3,870,620)

Net profit/(loss) used to determine diluted earnings per share	7,777,336	809,624	(3,870,620)

Weighted average number of ordinary shares
Weighted average number of ordinary shares in issue (in ’000)	1,145,050	1,146,175	1,395,149
Adjustments for:
Assumed exercise of share options and vesting of PSUs (in ’000)	2,318	987	—

Weighted average number of ordinary shares for diluted earnings per share (in ’000)	1,147,368	1,147,162	1,395,149

Diluted earnings/(losses) per share (in RMB)	6.78	0.71	(2.77)

Diluted earnings/(losses) per ADS (in RMB)	13.56	1.42	(5.54)

F-9
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

16.	Cash at bank and restricted cash

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Bank deposits	43,939,270	39,695,914	29,704,108
Balances with central banks	—	—	199,738

	43,939,270	39,695,914	29,903,846

Demand deposits
RMB	24,567,031	16,536,293	9,198,107
USD	1,985,271	347,388	107,353
HKD	13,586	23,809	232,442
IDR	15,450	11,115	39,309

	26,581,338	16,918,605	9,577,211

Time deposits
RMB	17,248,631	22,672,430	19,695,362
USD	—	—	66,962
IDR	111,416	108,672	64,870
HKD	—	—	502,569

	17,360,047	22,781,102	20,329,763
Less: Provision for impairment losses	(2,115)	(3,793)	(3,128)

	43,939,270	39,695,914	29,903,846

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Restricted cash
Cash from consolidated trust plans (a)	23,568,112	11,072,883	11,992,759
Deposits for borrowings (b)	1,478,504	507,613	—
Deposits held on behalf of platform investors (c)	702,018	616,000	757,039
Others	1,338,087	1,220,119	1,382,236

	27,086,721	13,416,615	14,132,034

(a)
Cash from consolidated structured entities is the cash held by the Group’s consolidated structured entities either received from investors for upcoming investment in retail credit business or investors’ funds whose withdrawal is in processing due to settlement time.

(b)	Deposits for borrowings are pledges for secured borrowings (refer to Note 30(a)).
(c)	As of December 31, 2022, 2023 and 2024, deposits held on behalf of platform investors represents funds received from platform investors whose withdraw is in processing due to settlement time.

F-9
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

17.	Financial assets held under resale agreements

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Unlisted securities
Bonds	—	—	407,001

Listed securities
Bonds	40,000	28,834	250,000

Interest receivable	23	—	32

	40,023	28,834	657,033

(a)	As of December 31, 2022, 2023 and 2024, the past due principal amount of financial assets held under resale agreements was nil.

F-9
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

18.	Financial assets at fair value through profit or loss

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated )	(Restated )
Unlisted securities
Trust plans	2,692,808	7,256,942	4,246,616
Bank wealth management products	3,345,111	963,830	1,628,417
Mutual funds	7,177,446	5,176,458	3,903,003
Asset management plans	198,957	—	—
Structured deposits	2,406,785	804,897	1,900,622
Private funds and other equity investments (a)	1,613,435	659,406	598,366
Debt securities (a) (b)	10,857,652	5,145,588	4,927,679
Other debt investments (a)	3,561,611	4,716,451	3,146,823

	31,853,805	24,723,572	20,351,526

Listed s ecurities
Debt securities (b)	60,323	39,633	4,288

	31,914,128	24,763,205	20,355,814

(a)
As of December 31, 2022, 2023 and 2024, the principal amount of financial assets at fair value through profit or loss amounting to RMB5,448 million, RMB8,044 million and RMB7,381 million were past due, with carrying amounts of RMB
2,819 million, RMB5,023 million and RMB3,176
million, respectively.

(b)
As of December 31, 2022, 2023 and 2024, the carrying amount of debt securities pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Group in the inter-bank market amounted to RMB
3,695 million, RMB1,107 million, and RMB225 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

As of December 31, 2022, 2023 and 2024, the carrying amount of debt securities pledged by the Group in the stock exchange collateral pool amounted to nil, RMB563 million, and RMB1,179 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.
For bond repurchase transactions through stock exchange, the Group is required to deposit certain exchange traded bonds and/or bonds transferred under pledged repurchase transactions with fair value converted at a standard rate pursuant to stock exchange’s regulation no less than the balance of related repurchase transactions into a collateral pool.

F-9
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

19.	Financial assets at fair value through other comprehensive income

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
Certificate of deposits	—	—	669,670
Exchange fund bills	—	—	486,425

	—	—	1,156,095

(a)	As of December 31, 2024, the past due principal amount of financial assets at fair value through other comprehensive income was nil.

F-9
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

20.	Financial assets at amortized cost

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated )	(Restated )
Unlisted securities
Debt i nvestments	4,556,956	2,862,260	2,842,631

Interest receivable	11,811	26,272	33,733

	4,568,767	2,888,532	2,876,364

Less: Provision for impairment losses	(1,157,683)	(1,130,449)	(1,377,364)

	3,411,084	1,758,083	1,499,000

Expected credit loss rate	25.34%	39.14%	47.89%

(a)
As of December 31, 2022, 2023 and 2024, the principal amount of financial assets at amortized cost amounting to RMB1,400 million, RMB1,347 million and RMB1,344 million were past due, with carrying amounts of RMB259 million, RMB241 million and nil, respectively. An impairment loss of RMB
539
million, an impairment reversal of RMB
18 million and an impairment loss
 of
RMB247
million were recognized for the years ended December 31, 2022, 2023 and 2024 based on the discounted future recoverable amount estimated at the year end, respectively.

(b)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2022:

Year ended December 31, 2022	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2022 (Restated)	2,600,784	—	1,081,408	3,682,192
New financial assets originated or purchased	3,505,592	—	—	3,505,592
Transfer	(363,927)	—	363,927	—
—From stage 1 to stage 2	(363,927)	363,927	—	—
—From stage 2 to stage 3	—	(363,927)	363,927	—
Write-offs	—	—	(38,858)	(38,858)
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(2,580,155)	—	(4)	(2,580,159)

As of December 31, 2022 (Restated)	3,162,294	—	1,406,473	4,568,767

F-9
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

20.	Financial assets at amortized cost (continued)

(c)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2022:

Year ended December 31, 2022	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2022 (Restated)	10,608	—	646,966	657,574
New financial assets originated or purchased	1,548	—	—	1,548
Transfer	(3,622)	—	236,007	232,385
—From stage 1 to stage 2	(3,622)	3,622	—	—
—From stage 2 to stage 3	—	(63,386)	63,386	—
— Net impact on expected credit loss by stage transfer	—	59,764	172,621	232,385
Write-offs	—	—	(38,858)	(38,858)
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(5,395)	—	—	(5,395)
Change in parameters of expected credit loss model	7,268	—	303,161	310,429

As of December 31, 2022 (Restated)	10,407	—	1,147,276	1,157,683

(d)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2023:

Year ended December 31, 2023	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2023 (Restated)	3,162,294	—	1,406,473	4,568,767
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(1,644,147)	—	(36,088)	(1,680,235)

As of December 31, 2023 (Restated)	1,518,147	—	1,370,385	2,888,532

(e)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2023:

Year ended December 31, 2023	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2023 (Restated)	10,407	—	1,147,276	1,157,683
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(27,179)	—	(53,097)	(80,276)
Change in parameters of expected credit loss model	17,784	—	35,258	53,042

As of December 31, 2023 (Restated)	1,012	—	1,129,437	1,130,449

F-9
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

20.	Financial assets at amortized cost (continued)

(f)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2024:

Year ended December 31, 2024	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2024 (Restated)	1,518,147	—	1,370,385	2,888,532
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(18,369)	—	6,201	(12,168)

As of December 31, 2024	1,499,778	—	1,376,586	2,876,364

(g)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2024:

Year ended December 31, 2024	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2024 (Restated)	1,012	—	1,129,437	1,130,449
Change in parameters of expected credit loss model	(234)	—	247,149	246,915

As of December 31, 2024	778	—	1,376,586	1,377,364

F-9
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

21.	Accounts and other receivables and contract assets

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated )	(Restated )
Contract acquisition cost ( c )	6,236,822	2,812,305	1,518,642
Receivables from core retail credit and enablement service	3,736,176	1,564,189	1,354,390
Receivables from external payment services providers (a)	1,826,203	1,059,093	1,861,227
Trust statutory deposits (b)	1,058,355	627,674	445,709
Other deposits	505,764	390,173	296,825
Receivables from guarantee arrangements	430,908	273,838	308,223
Receivables from other technology platform-based service	508,202	181,602	71,005
Receivables from ADS income	95,246	107,079	57,791
Receivables from referral arrangements	586,461	51,724	6,005
Receivables from exercise of share options	197	1,670	3,999
Receivables for shares repurchase program (Note 41(a))	859,772	—	—
Others	617,453	552,352	424,011

Less: Provision for impairment losses ( d )	(639,501)	(274,012)	(131,177)

	15,822,058	7,347,687	6,216,650

F-
100

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

21.	Accounts and other receivables and contract assets (continued)

(a)
The Group maintains accounts with external online payment service providers to transfer deposits of platform investors, collect principal and interest from borrowers and dispatch loan proceeds to borrowers. The Group recorded the related amounts as receivables from external payment service providers.

(b)	The balances represent cash deposited in China Trust Protection Fund Co., Ltd. as required by the trust regulations.
(c)
As of December 31, 2022, 2023 and 2024, the remaining amount of consideration the Group expected to receive is higher than the carrying amount of contract acquisition cost. As such, no loss allowance was recorded against contract acquisition cost.

(d)	The following table sets forth the movements in the provision for impairment losses:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
At the beginning of the year	630,848	639,501	274,012
Impairment losses recognized in the consolidated statements of comprehensive income	1,140,937	629,124	189,084
Written off during the year	(1,172,660)	(1,090,364)	(367,190)
Recovery of receivables written off previously	40,376	95,751	35,271

At the end of the year	639,501	274,012	131,177

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

F-
10
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

21.	Accounts and other receivables and contract assets (continued)

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

The loss allowance as of December 31, 2024 was determined against receivables from core retail credit and enablement service, other technology platform-based service and referral and guarantee arrangements, as follows:

As of December 31, 2024	Current	1-90 days past due	91-180 days past due	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Receivables from core retail credit and enablement service	1,284,919	29,109	40,362	1,354,390
Receivables from other technology platform-based service	71,005	—	—	71,005
Receivables from referral arrangements	6,005	—	—	6,005
Receivables from guarantee arrangements	269,277	18,862	20,084	308,223

Loss allowance	(30,251)	(41,455)	(59,471)	(131,177)

F-10
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

22.	Loans to customers

	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Loans originated by consolidated trust plans	186,329,064	98,194,028	61,447,339
Loans originated by financial institutions	30,177,633	37,616,889	57,507,164

	216,506,697	135,810,917	118,954,503
Interest receivable	2,002,926	1,156,870	1,097,686
Less: Provision for impairment losses	(7,062,978)	(7,273,833)	(8,543,520)
Stage 1	(4,481,912)	(4,433,965)	(5,740,230)
Stage 2	(1,197,126)	(1,152,069)	(1,084,589)
Stage 3	(1,383,940)	(1,687,799)	(1,718,701)

	211,446,645	129,693,954	111,508,669

Expected credit loss rate	3.23%	5.31%	7.12%

(a)
As of December 31, 2022, 2023 and 2024, loans amounting to RMB142,966 million, RMB62,417 million and RMB23,462 million, respectively, were covered by credit enhancement provided by credit enhancement providers. Of these amounts, loans amounting to RMB130,122 million, RMB53,444 million and RMB12,852 million as of December 31, 2022, 2023 and 2024 respectively, w ere
covered by credit insurance provided by a subsidiary of Ping An Group. Credit enhancement providers independently underwrite the borrowers and enter into the credit enhancement agreements either in the form of credit insurance or financing guarantees directly with the borrowers. The beneficiaries of such credit enhancement are the institutional funding partners who provide funding to the borrowers.

(b)	For the years ended December 31, 2022, 2023 and 2024, the amounts of concession provided to customers were not material.

F-10
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

22.	Loans to customers (continued)

(c)	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2022:

Year ended December 31, 2022	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)	(Restated)	(Restated)
As of January 1, 2022	215,525,406	1,576,245	624,330	217,725,981
New loans originated	215,854,353	—	—	215,854,353
Transfers
— From stage 1 to stage 2	(17,463,339)	17,463,339	—	—
— From stage 2 to stage 1	294,780	(294,780)	—	—
— From stage 2 to stage 3	—	(3,969,255)	3,969,255	—
— From stage 3 to stage 2	—	9,853	(9,853)	—
Loans derecognized and other adjustments in the current period (including repayments of loans)	(201,120,112)	(10,824,690)	(112,687)	(212,057,489)
Write-offs	—	—	(3,013,222)	(3,013,222)

As of December 31, 2022	213,091,088	3,960,712	1,457,823	218,509,623

(d)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2022:

Year ended December 31, 2022	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)	(Restated)	(Restated)
As of January 1, 2022	1,860,245	312,280	581,346	2,753,871
New loans originated	1,463,129	—	—	1,463,129
Transfers
— From stage 1 to stage 2	(3,633,495)	3,633,495	—	—
— From stage 2 to stage 1	53,590	(53,590)	—	—
— From stage 2 to stage 3	—	(3,522,533)	3,522,533	—
— From stage 3 to stage 2	—	9,329	(9,329)	—
Loans derecognized and other adjustments in the current period (including repayments of loans)	(1,058,072)	(319,848)	(250,409)	(1,628,329)
Remeasurements	5,796,515	1,137,993	406,081	7,340,589
Write-offs	—	—	(3,013,222)	(3,013,222)
Recovery of loans written off previously	—	—	146,940	146,940

As of December 31, 2022	4,481,912	1,197,126	1,383,940	7,062,978

F-10
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

22.	Loans to customers (continued)

(e)	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2023:

Year ended December 31, 2023	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)	(Restated)	(Restated)
As of January 1, 2023	213,091,088	3,960,712	1,457,823	218,509,623
New loans originated	126,598,504	—	—	126,598,504
Transfers
— From stage 1 to stage 2	(21,110,727)	21,110,727	—	—
— From stage 2 to stage 1	742,373	(742,373)	—	—
— From stage 2 to stage 3	—	(7,097,203)	7,097,203	—
— From stage 3 to stage 2	—	7,586	(7,586)	—
Loans derecognized and other adjustments in the current period (including repayments of loans)	(186,954,113)	(14,425,652)	(188,709)	(201,568,474)
Write-offs	—	—	(6,571,866)	(6,571,866)

As of December 31, 2023	132,367,125	2,813,797	1,786,865	136,967,787

(f)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2023:

Year ended December 31, 2023	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)	(Restated)	(Restated)
As of January 1, 2023	4,481,912	1,197,126	1,383,940	7,062,978
New loans originated	1,929,629	—	—	1,929,629
Transfers
— From stage 1 to stage 2	(6,016,218)	6,016,218	—	—
— From stage 2 to stage 1	166,232	(166,232)	—	—
— From stage 2 to stage 3	—	(6,209,153)	6,209,153	—
— From stage 3 to stage 2	—	7,070	(7,070)	—
Loans derecognized and other adjustments in the current period (including repayments of loans)	(2,277,971)	(400,954)	(184,192)	(2,863,117)
Remeasurements	6,150,381	707,994	648,703	7,507,078
Write-offs	—	—	(6,571,866)	(6,571,866)
Recovery of loans written off previously	—	—	209,131	209,131

As of December 31, 2023	4,433,965	1,152,069	1,687,799	7,273,833

F-10
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

22.	Loans to customers (continued)

(g)	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2024:

Year ended December 31, 2024	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2024	132,367,125	2,813,797	1,786,865	136,967,787
New loans originated	149,102,654	—	—	149,102,654
Acquisition of subsidiaries	2,031,369	25,778	90,365	2,147,512
Transfers
— From stage 1 to stage 2	(12,773,218)	12,773,218	—	—
— From stage 2 to stage 1	440,404	(440,404)	—	—
— From stage 2 to stage 3	—	(6,680,981)	6,680,981	—
— From stage 3 to stage 2	—	29,245	(29,245)	—
Loans derecognized and other adjustments in the current period (including repayments of loans)	(155,003,034)	(6,770,877)	(145,309)	(161,919,220)
Write-offs	—	—	(6,246,544)	(6,246,544)

As of December 31, 2024	116,165,300	1,749,776	2,137,113	120,052,189

(h)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2024:

Year ended December 31, 2024	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2024	4,433,965	1,152,069	1,687,799	7,273,833
New loans originated	3,441,606	—	—	3,441,606
Acquisition of subsidiaries	10,178	166	10,435	20,779
Transfers
— From stage 1 to stage 2	(5,254,705)	5,254,705	—	—
— From stage 2 to stage 1	159,936	(159,936)	—	—
— From stage 2 to stage 3	—	(5,486,549)	5,486,549	—
— From stage 3 to stage 2	—	27,226	(27,226)	—
Loans derecognized and other adjustments in the current period (including repayments of loans)	(3,217,060)	(355,499)	(193,845)	(3,766,404)
Remeasurements	6,166,310	652,407	675,702	7,494,419
Write-offs	—	—	(6,246,544)	(6,246,544)
Recovery of loans written off previously	—	—	325,831	325,831

As of December 31, 2024	5,740,230	1,084,589	1,718,701	8,543,520

(i)	As of December 31, 2022, 2023 and 2024, the proportion of loans and advances issued by the Group to customers conducted in the PRC was 100%, 100% and 97%, respectively.

F-10
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

23.	Deferred tax assets and deferred tax liabilities
Deferred income assets and liabilities of the Group are set out as follows:

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Deferred tax assets	5,000,309	5,731,640	6,773,586
Deferred tax liabilities	(539,651)	(492,125)	(333,560)

Net amount	4,460,658	5,239,515	6,440,026

Deferred assets and liabilities not taking into consideration the offsetting of balances
are set out as follows:

(a)	The following table sets forth the details of deferred tax assets:

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Provision for asset impairments	2,322,459	2,218,179	2,435,906
Deductible tax losses	217,500	1,876,670	2,455,815
Guarantee liabilities	1,440,842	1,046,383	1,054,495
Revenue recognition - differences between accounting and tax book	1,097,274	1,023,477	880,682
Employee benefit payables	486,985	572,193	749,455
Accrued expenses	348,037	279,503	231,128
Changes in fair value	181,554	355,078	449,925
Lease liabilities	190,157	101,130	75,717
Others	25,360	8,734	5,819

	6,310,168	7,481,347	8,338,942

(b)	The following table sets forth the movements of the deferred tax asset:

Movements	Deductible tax losses	Provision for asset impairments	Employee benefit payables	Accrued expenses	Guarantee liabilities	Revenue recognition - differences between accounting and tax book	Others (Including changes in fair value)	Lease liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2022 (Restated)	194,627	988,778	760,611	494,000	674,277	1,635,551	203,718	202,812	5,154,374
Credited/(charged) - to profit or loss	22,873	1,333,681	(273,626)	(145,963)	766,565	(538,277)	3,196	(12,655)	1,155,794

As of December 31, 2022 (Restated)	217,500	2,322,459	486,985	348,037	1,440,842	1,097,274	206,914	190,157	6,310,168

Credited/(charged) - to profit or loss	1,659,170	(104,280)	85,208	(68,534)	(394,459)	(73,797)	156,898	(89,027)	1,171,179

As of December 31, 2023 (Restated)	1,876,670	2,218,179	572,193	279,503	1,046,383	1,023,477	363,812	101,130	7,481,347

Credited/(charged) - to profit or loss	579,145	217,727	177,262	(48,375)	8,112	(142,795)	91,932	(25,413)	857,595

As of December 31, 2024	2,455,815	2,435,906	749,455	231,128	1,054,495	880,682	455,744	75,717	8,338,942

F-10
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

23.	Deferred tax assets and deferred tax liabilities (continued)

(c)	The following table sets forth for the details of deferred tax liabilities:

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Unrealized consolidated earnings	1,376,336	1,799,823	1,483,995
Intangible assets arisen from business combination	211,565	211,565	226,759
Changes in fair value	61,546	114,056	93,281
Right-of-use assets	188,502	100,225	73,983
Others	11,561	16,163	20,898

	1,849,510	2,241,832	1,898,916

(d)	The following table sets forth the movements of the deferred tax liabilities:

Movements	Intangible assets arisen from business combination	Unrealized consolidated earnings	Effective interest adjustment	Changes in fair value	Others	Lease assets	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2022 (Restated)	211,565	495,016	18,045	83,146	13,557	201,248	1,022,577
Charged/(credited) - to profit or loss	—	881,320	(18,045)	(21,600)	(1,996)	(12,746)	826,933

As of December 31, 2022 (Restated)	211,565	1,376,336	—	61,546	11,561	188,502	1,849,510

Charged/(credited) - to profit or loss	—	423,487	—	52,510	4,602	(88,277)	392,322

As of December 31, 2023 (Restated)	211,565	1,799,823	—	114,056	16,163	100,225	2,241,832

Charged/(credited) - to profit or loss	15,194	(315,828)	—	(20,775)	4,735	(26,242)	(342,916)

As of December 31, 2024	226,759	1,483,995	—	93,281	20,898	73,983	1,898,916

(e)	Deductible temporary differences and deductible losses that are not recognized as deferred tax assets are analyzed as follows:

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Deductible temporary differences	3,633,422	4,317,460	5,806,517
Deductible losses	2,088,415	2,678,583	4,110,264

	5,721,837	6,996,043	9,916,781

F-10
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

23.	Deferred tax assets and deferred tax liabilities (continued)

(f)	Deductible losses that are not recognized as deferred tax assets will expire as follows:

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Within one year	120,824	292,860	140,510
In the second year	311,547	158,709	30,725
In the third year	165,722	31,349	263,706
In the fourth year	33,378	262,656	463,798
Beyond five years	263,003	688,625	779,670
No due date	1,193,941	1,244,384	2,431,855

	2,088,415	2,678,583	4,110,264

(g)	The following table sets forth the net balances of deferred tax assets and liabilities after offsetting:

	December 31, 2022		December 31, 2023		December 31, 2024
	Offset amount	Balance after offsetting	Offset amount	Balance after offsetting	Offset amount	Balance after offsetting
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)	(Restated)	(Restated)
Deferred tax assets	(1,309,859)	5,000,309	(1,749,707)	5,731,640	(1,565,356)	6,773,586

Deferred tax liabilities	1,309,859	(539,651)	1,749,707	(492,125)	1,565,356	(333,560)

F-10
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

24.	Property and equipment

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
As of January 1, 2022
Cost	642,760	855,978	1,498,738
Accumulated depreciation	(424,696)	(689,138)	(1,113,834)

Net book amount	218,064	166,840	384,904

Year ended December 31, 2022
Opening net book amount	218,064	166,840	384,904
Additions	49,147	83,391	132,538
Disposals	(4,889)	(1,197)	(6,086)
Depreciation charge	(76,755)	(104,846)	(181,601)

Closing net book amount	185,567	144,188	329,755

As of December 31, 2022
Cost	620,639	924,394	1,545,033
Accumulated depreciation	(435,072)	(780,206)	(1,215,278)

Net book amount	185,567	144,188	329,755

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
As of January 1, 2023
Cost	620,639	924,394	1,545,033
Accumulated depreciation	(435,072)	(780,206)	(1,215,278)

Net book amount	185,567	144,188	329,755

Year ended December 31, 2023
Opening net book amount	185,567	144,188	329,755
Additions	6,029	49,191	55,220
Disposals	(13,530)	(13)	(13,543)
Depreciation charge	(59,382)	(125,840)	(185,222)

Closing net book amount	118,684	67,526	186,210

As of December 31, 2023
Cost	512,340	963,654	1,475,994
Accumulated depreciation	(393,656)	(896,128)	(1,289,784)

Net book amount	118,684	67,526	186,210

F-1
1
0

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

24.	Property and equipment (continued)

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2024 (Restated)
Cost	512,340	963,654	1,475,994
Accumulated depreciation	(393,656)	(896,128)	(1,289,784)

Net book amount	118,684	67,526	186,210

Year ended December 31, 2024
Opening net book amount	118,684	67,526	186,210
Acquisition of subsidiaries	2,535	—	2,535
Additions	22,047	33,505	55,552
Disposals	(75,002)	(781)	(75,783)
Depreciation charge	(41,777)	(62,662)	(104,439)

Closing net book amount	26,487	37,588	64,075

As of December 31, 2024
Cost	205,468	962,949	1,168,417
Accumulated depreciation	(178,981)	(925,361)	(1,104,342)

Net book amount	26,487	37,588	64,075

As of December 31, 2022, 2023 and 2024, no property and equipment was pledged
to secure general banking facilities granted to the Group.

25.	Intangible assets

	Trademarks and licenses	Computer software and others	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2022
Cost	1,815,576	258,189	2,073,765
Accumulated amortization	(5,000)	(141,202)	(146,202)
Impairment	(963,948)	(64,209)	(1,028,157)

Net book amount	846,628	52,778	899,406

Year ended December 31, 2022
Opening net book amount	846,628	52,778	899,406
Additions	—	2,134	2,134
Disposals/Write off	(426,000)	(756)	(426,756)
Impairment	426,000	(403)	425,597
Amortization charge	—	(15,325)	(15,325)

Closing net book amount	846,628	38,428	885,056

As of December 31, 2022
Cost	1,389,576	253,145	1,642,721
Accumulated amortization	(5,000)	(150,105)	(155,105)
Impairment	(537,948)	(64,612)	(602,560)

Net book amount	846,628	38,428	885,056

F-1
1
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

25.	Intangible assets (continued)

	Trademarks and licenses	Computer software and others	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2023
Cost	1,389,576	253,145	1,642,721
Accumulated amortization	(5,000)	(150,105)	(155,105)
Impairment	(537,948)	(64,612)	(602,560)

Net book amount	846,628	38,428	885,056

Year ended December 31, 2023
Opening net book amount	846,628	38,428	885,056
Additions	—	1,503	1,503
Disposals/Write off	(537,948)	(618)	(538,566)
Impairment	537,948	—	537,948
Amortization charge	—	(11,022)	(11,022)

Closing net book amount	846,628	28,291	874,919

As of December 31, 2023
Cost	846,628	252,527	1,099,155
Accumulated amortization	—	(159,624)	(159,624)
Impairment	—	(64,612)	(64,612)

Net book amount	846,628	28,291	874,919

	Trademarks and licenses	Computer software and others	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2024
Cost	846,628	252,527	1,099,155
Accumulated amortization	—	(159,624)	(159,624)
Impairment	—	(64,612)	(64,612)

Net book amount	846,628	28,291	874,919

Year ended December 31, 2024
Opening net book amount	846,628	28,291	874,919
Acquisition of subsidiaries	18,379	126,154	144,533
Additions	28,306	22,515	50,821
Disposals	—	(74,430)	(74,430)
Amortization charge	—	(39,766)	(39,766)

Closing net book amount	893,313	62,764	956,077

As of December 31, 2024
Cost	893,313	346,523	1,239,836
Accumulated amortization	—	(219,593)	(219,593)
Impairment	—	(64,166)	(64,166)

Net book amount	893,313	62,764	956,077

F-11
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

25.	Intangible assets (continued)

(a)	Impairment tests for intangible assets
The trademarks and licenses were intangible assets acquired in business combinations as part of the reorganization of the Group. Most of the trademarks and licenses acquired were determined to have indefinite useful life as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for the Group.
For the purposes of impairment assessment, the recoverable amount of the trademarks and licenses with indefinite life was determined based on the higher of the fair value less cost of disposal and value-in-use
calculations. Given there is no active market for the Group’s trademarks and licenses with indefinite life, management did the value-in-use
calculations to determine the recoverable amounts based on discounted cash flows projections.
Based on management’s assessment on the recoverable amounts of the intangible assets, no impairment loss was recognized for the years ended December 31, 2022, 2023 and 2024. However, subsequent impairment tests may be based on different assumptions and future cash flow projections, which may result in impairment losses for these assets in the foreseeable future.
The trademarks and licenses of the Group are primarily relating to trademark rights of Puhui of RMB800.7 million. As the contractual tenor of its loan products is generally 36 months, the cash flow forecast period of Puhui was eight years based on a financial budget covering a five-year period approved by management. The key assumption used for value-in-use
calculations of trademark rights of Puhui is as follows:

	December 31, 2022	December 31, 2023	December 31, 2024
	(Restated )	(Restated )
Revenue growth rates	-16.9% - 2.3%	-25.1% - 5.6%	-1.1% - 16.1%

F-11
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

25.	Intangible assets (continued)

(a)	Impairment tests for intangible assets (continued)
Management has determined the values assigned to the above key assumption as follows:

Assumption	Approach used to determine values
Revenue growth rates	Based on recent policy and industry factors, past performances and management’s expectations of business development.
The excess of the recoverable amount of Puhui’s trademark over its carrying amount:

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated )	(Restated )
Excess of the recoverable amount of trademark rights of Puhui over its carrying amount	2,428,544	965,287	1,201,371
As of December 31, 2022, 2023 and 2024, the
pre-tax
discount rates applied to the cash flow projections were 21%, 20% and 20%, respectively. As of December 31, 2022, 2023 and 2024, the long-term growth rate used to extrapolate cash flow projections beyond the budget period were 2%, 2% and 2%, respectively.
While it is impracticable for the Group to estimate the impact on future periods, the following table sets forth the impact of management judgement of reasonable possible scenarios in the above key assumption, with all other variables held constant, on Puhui’s trademark rights impairment testing at the dates indicated. As shown below, the possible changes of the key parameter would not cause the carrying amount of trademark rights of Puhui to exceed its recoverable amount at the dates indicated.

F-11
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

25.	Intangible assets (continued)

(a)	Impairment tests for intangible assets (continued)

	Unfavourable Change			Favourable Change
As of December 31, 2022	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount
		RMB’000	RMB’000		RMB’000	RMB’000
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Revenue growth rates (Gross Annual Growth Rate, “GAGR”)	-230BP	(296,243)	2,132,301	+230BP	322,027	2,750,571

	Unfavourable Change			Favourable Change
As of December 31, 2023	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount
		RMB’000	RMB’000		RMB’000	RMB’000
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated )	(Restated )
Revenue growth rates (GAGR)	-230BP	(167,050)	798,237	+230BP	181,816	1,147,103

	Unfavorable Change			Favorable Change
As of December 31, 2024	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount
		RMB’000	RMB’000		RMB’000	RMB’000
Revenue growth rates (GAGR)	-230BP	(171,901)	1,029,470	+230BP	185,781	1,387,152

F-11
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

26.	Leases

(a)	Amounts recognized in the statements of financial position
The statements of financial position shows the following amounts relating to leases:

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Right-of-use assets
Properties	767,701	419,590	306,599

Lease liabilities	760,626	404,518	302,867

(b)	Amounts recognized in the consolidated statements of comprehensive income
The consolidated statements of comprehensive income shows the following amounts relating to leases:

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Depreciation charge of right-of-use assets	591,201	427,358	283,645
Interest expense (included in finance costs)	42,268	27,934	15,800
Expense relating to short-term leases (included in operation and servicing expenses; general and administrative expenses; technology and analytics expenses; and sales and marketing expenses)	37,376	47,873	59,897
Expense relating to leases of low-value assets (included in operation and servicing expenses; general and administrative expenses; technology and analytics expenses; and sales and marketing expenses)	25,548	14,527	5,770
The total cash outflow for leases for years ended December 31, 2022, 2023 and 2024 were RMB694 million, RMB549 million and RMB355 million, respectively.

F-11
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

26.	Leases (continued)

(c)	Movement of right-of-use assets

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Opening net book amount	823,124	767,701	419,590
Acquisition of subsidiaries	—	—	8,612
Additions	600,760	273,778	217,279
Early termination	(64,982)	(194,531)	(55,237)
Depreciation charge	(591,201)	(427,358)	(283,645)

Closing net book amount	767,701	419,590	306,599

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Cost	1,535,048	966,509	726,178
Accumulated depreciation	(767,347)	(546,919)	(419,579)

Net book amount	767,701	419,590	306,599

F-11
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

27.	Goodwill

	As of January 1, 2022	Increase	Decrease	As of December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
Puhui (a)	8,911,445	—	—	8,911,445
Tianjin Guarantee	126,207	—	(126,207)	—
Pingan Jixin	67,752	—	—	67,752
Lu International (Hong Kong) Limited	6,663	—	—	6,663
Yunque Dongfang	2,800	—	(2,800)	—
Jinniu Loan	2,515	—	—	2,515

	9,117,382	—	(129,007)	8,988,375
Less: Impairment losses (c)	(199,274)	(6,663)	129,007	(76,930)

	8,918,108	(6,663)	—	8,911,445

	As of January 1, 2023	Increase	Decrease	As of December 31, 2023
	RMB’000	RMB’000	RMB’000	RMB’000
Puhui (a)	8,911,445	—	—	8,911,445
Pingan Jixin	67,752	—	—	67,752
Lu International (Hong Kong) Limited	6,663	—	—	6,663
Jinniu Loan	2,515	—	(2,515)	—

	8,988,375	—	(2,515)	8,985,860
Less: Impairment losses (c)	(76,930)	—	2,515	(74,415)

	8,911,445	—	—	8,911,445

	As of January 1, 2024	Increase	Decrease	Foreign exchange adjustments	As of December 31, 2024
	RMB’000	RMB’000	RMB’000		RMB’000
Puhui (a)	8,911,445	—	—	—	8,911,445
Pingan Jixin	67,752	—	—	—	67,752
Lu International (Hong Kong) Limited	6,663	—	(6,663)	—	—
PAObank (b)	—	258,592	—	5,502	264,094

	8,985,860	258,592	(6,663)	5,502	9,243,291
Less: Impairment losses (c)	(74,415)	—	6,663	—	(67,752)

	8,911,445	258,592	—	5,502	9,175,539

As of December 31, 2024, Pingan Jixin was fully impaired. Lu International (Hong Kong) Limited was written off.

(a)
The Company acquired 100
% equity interest in Gem Alliance Limited (an investment holding company incorporated in the Cayman Islands and principally engaged in retail credit and enablement business in PRC through its wholly-owned subsidiary, hereinafter “Puhui”) from China Ping An Insurance Overseas (Holdings) Limited (“PAOH”), which was completed in May 2016. Since then, the Company conducted the retail credit and enablement business primarily through Puhui.

(b)
The Company acquired 100% equity interest in Jin Yi Tong Limited (a company with limited liability incorporated in the British Virgin Islands and indirectly holds 100% of the issued share capital of PAO bank
through its wholly-owned subsidiary, Jin Yi Rong Limited, which is a company with limited liability incorporated in Hong Kong) from OneConnect Financial Technology Co., Ltd., which was completed in April 2024.

F-11
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

27.	Goodwill (continued)

(c)	Impairment testing for goodwill
The Group carries out its impairment testing on goodwill by comparing the recoverable amounts of CGUs to their carrying amounts. The recoverable amount of CGU is the higher of value-in-use
and fair value less costs of sale. In respect of the recoverable amount using value in use, the calculation used discounted cash flow projections based on financial budgets approved by management. In respect of the recoverable amount based on fair value less costs of disposal, the amount is calculated using certain valuation assumptions including the selection of comparable companies, and liquidity discounts adopted for lack of marketability for unlisted investments.
Based on management’s assessment on the recoverable amounts of the CGUs, impairment losses amounting to RMB
6.7 million, nil and nil
were recognized for the years ended December 31, 2022, 2023 and 2024, respectively. Other than the aforementioned impairment, the results of recoverable amount exceed the carrying amount of each related CGU. However, subsequent impairment tests may be based on different assumptions and future cash flow projections, which may result in impairment losses of these assets in the foreseeable future.
The goodwill of the Group is primarily relating to the goodwill of Puhui of RMB8,911 million. The recoverable amounts of the CGU related to the goodwill of Puhui were determined based on value-in-use
calculations. As the contractual tenor of its loan products is generally 36 months, the cash flow forecast period of Puhui was eight years based on a financial budget covering a five-year period approved by management.
The key assumptions used for
value-in-use
calculations of the goodwill of Puhui are as follows:

	December 31, 2022	December 31, 2023	December 31, 2024
	(Restated)	(Restated)
Revenue growth rates	-16.9% - 2.3%	-25.1% - 5.6%	-1.1% - 16.1%
Loan loss rates	1.9%- 10.4%	3.3%-8.4%	2.9%-9.0%
Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach used to determine values
Revenue growth rates	Based on recent policy and industry factors, past performances and management’s expectations of business development.
Loan loss rates	Based on past performances and management’s expectations for the future.
The excess of the recoverable amount of Puhui over its carrying amount:

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Excess of the recoverable amount of the CGU (or CGU group) over its carrying amount (“Headroom”)	38,978,320	8,599,817	4,583,304

F-11
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

27.	Goodwill (continued)

(c)	Impairment testing for goodwill (continued)

As of December 31, 2022, 2023 and 2024, the
pre-tax
discount rates applied to the cash flow projections were 22%, 19% and 19%, respectively. As of December 31, 2022, 2023 and 2024, the long-term growth rate used to extrapolate cash flow projections beyond the budget period were 2%, 2% and 2%, respectively.
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
to
exceed its recoverable amount at the dates indicated.

	Unfavorable Change			Favorable Change
As of December 31, 2022	Change in assumption	Change in headroom	Headroom	Change in assumption	Change in headroom	Headroom
		RMB’000	RMB’000		RMB’000	RMB’000
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Revenue growth rates (GAGR)	-230BP	(25,847,474)	13,130,846	+230BP	27,516,937	66,495,257
Loan loss rates	+50BP	(8,194,765)	30,783,555	-50BP	8,194,765	47,173,085

	Unfavorable Change			Favorable Change
As of December 31, 2023	Change in assumption	Change in headroom	Headroom	Change in assumption	Change in headroom	Headroom
		RMB’000	RMB’000		RMB’000	RMB’000
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Revenue growth rates (GAGR)	-230BP	(2,146,989)	6,452,828	+230BP	2,340,354	10,940,171
Loan loss rates	+50BP	(3,406,514)	5,193,303	-50BP	3,406,514	12,006,331

	Unfavorable Change			Favorable Change
As of December 31, 2024	Change in assumption	Change in headroom	Headroom	Change in assumption	Change in headroom	Headroom
		RMB’000	RMB’000		RMB’000	RMB’000
Revenue growth rates (GAGR)	-230BP	(2,463,604)	2,119,700	+230BP	2,673,028	7,256,332
Loan loss rates	+50BP	(3,906,215)	677,089	-50BP	3,906,215	8,489,519

F-1
20

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

28.	Other assets

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Recoverable value-added tax	673,062	725,974	403,151
Prepayments	104,327	72,122	33,424
Prepaid income tax and value-added tax	107,053	271,163	61,160
Deferred expenses	29,277	16,211	8,185
Repossessed assets	30,077	10,173	10,381
Derivative financial assets	447,443	—	—
Settlement, clearing payment and others	6,988	461,361	320,823

	1,398,227	1,557,004	837,124
Less: Provisions for impairment	(24,548)	(5,639)	(5,498)

	1,373,679	1,551,365	831,626

(a)	Interest rate swap

As of December 31, 202 2	Carrying amount	Notional amount	Maturity date	Pay side	Receive side
	RMB’000	USD’000
Interest rate swap	222,086	1,290,000	2023/5/18	Fixed	1 month

(b)	Foreign currency swap

As of December 31, 202 2	Carrying amount	Notional amount	Maturity date	Pay side	Receive side
	RMB’000	USD’000
Foreign currency swap	225,357	1,050,000	2023/4/6-2023/5/15	RMB	USD

29.	Payable to platform investors
As of December 31, 2022, 2023 and 2024, payable to platform investors are the investors’ funds whose withdrawal is in processing due to settlement time.

30.	Borrowings

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
Secured
- Bank borrowings (a)	1,343,970	485,400	—
Unsecured
- Bank borrowings (b)	35,251,477	38,072,454	50,726,390

	36,595,447	38,557,854	50,726,390
Interest payable	320,066	265,430	388,185

Total borrowings	36,915,513	38,823,284	51,114,575

F-1
2
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

30.	Borrowings (continued)

(a)
As of December 31, 2022 and 2023 the Group had RMB1,344.0 million and RMB485.4 million secured bank borrowings guaranteed by deposits (refer to Note 16(b)), The terms of the borrowing is twelve months, whose interest rate is 2.95% per annum.

(b)	The following table sets forth the range of interest rates of borrowings as of December 31, 2022, 2023 and 2024:

	December 31, 2022	December 31, 2023	December 31, 2024
	(Restated )	(Restated )
Bank borrowings - fixed rate	2.70%-4.30%	2.78%-4.50%	2.24%-4.20%
Bank borrowings - floating rate	1.35%-5.59%	4.10%-7.36%	3.78%-7.23%

(c)	The bank borrowings are repayable as follows:

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
Within 1 year	36,915,513	36,031,387	49,114,132
Between 1 and 2 years	—	1,838,920	2,000,443
Between 2 and 5 years	—	952,977	—

	36,915,513	38,823,284	51,114,575

31.	Bonds payable

Bonds payable
RMB’000
New issued bonds	2,010,782
Interest accrued at effective interest rate	57,267
Exchange differences	75,299

Carrying value as at 31 December 2022	2,143,348

Repayment of bonds	(2,163,195)
Interest accrued at effective interest rate	75,707
Interest paid	(135,027)
Exchange differences	79,167

Carrying value as at 31 December 2023	—

On July 7, 2022 and July 14, 2022, the Group issued two bonds of USD300 million (equivalent to approximately RMB2,013 million) in aggregate, whose interest rates are determined based on compounded SOFR rate plus 2.5% and 2.55%, and the interest is paid at maturity. Both of these bonds matured one year from their respective issuance dates and have been repaid in 2023.

F-12
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

32.	Customer deposits

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
Current and saving accounts	—	—	576,181
Fixed deposits	—	—	3,357,569

	—	—	3,933,750

33.	Accounts and other payables and contract liabilities

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Employee benefits payables	2,791,276	2,766,997	3,471,014
Contract liabilities from retail credit and enablement service	3,067,715	2,187,080	827,975
Tax payable	850,357	705,753	359,869
Payable to cooperation banks (a)	471,339	693,887	831,719
Other deposits payable	140,757	240,188	262,280
Payable to external suppliers (c)	194,718	113,330	48,074
Trust management fee payable (c)	57,976	25,999	52,352
Cash compensation of Class C ordinary shares restructuring	21,205	21,154	21,469
Unpaid redemption consideration for convertible promissory notes	3,745,929	—	—
Payable to investees	430,616	—	—
Payable for purchased assets	629,566	1,458,936	1,319,032
Others (b)	426,713	238,338	298,766

	12,828,167	8,451,662	7,492,550

(a)
Payable to cooperative banks is related to the restricted cash that is generated from a risk sharing business with banks. Under such business arrangements, the Group provides loan enablement services for loans originated by banks and is paid a variable fee determined based on the performance of underlying loans facilitated by the Group. On a monthly basis, the Group receives fixed service fees from the cooperation banks based on a fixed percentage of loans originated in restricted cash accounts. The service fees will be adjusted based on actual performance of the loans originated under this business upon maturity.

(b)	Others comprise miscellaneous items including advances from customers and others with immaterial individual balances.

(c)	As of December 31, 2022, 2023 and 2024, the aging of payable to external suppliers and trust management fee payable are all within 1 year.

F-12
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

34.	Payable to investors of consolidated structured entities

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Payable to investors of consolidated trust plans	176,306,641	76,928,749	42,795,624
Payable to other funding partners	—	2,482,958	—
Payable to investors of consolidated wealth management plans	45,692	46,560	—

	176,352,333	79,458,267	42,795,624

35.	Financing guarantee liabilities

(a)	The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2022:

	Year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)	(Restated)	(Restated)
As of January 1, 2022	64,416,918	314,451	—	64,731,369
New guarantee contracts originated	59,085,462	—	—	59,085,462
Transfers
— From stage 1 to stage 2	(5,887,854)	5,887,854	—	—
— From stage 2 to stage 1	127,068	(127,068)	—	—
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(50,729,902)	(4,583,991)	—	(55,313,893)

As of December 31, 2022	67,011,692	1,491,246	—	68,502,938

(b)	The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2022:

	Year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)	(Restated)	(Restated)
As of January 1, 2022	2,402,385	294,724	—	2,697,109
New guarantee contracts originated	980,980	—	—	980,980
Transfers
— From stage 1 to stage 2	(4,514,480)	4,514,480	—	—
— From stage 2 to stage 1	114,996	(114,996)	—	—
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(2,201,596)	(4,336,572)	—	(6,538,168)
Remeasurements	7,593,435	1,030,013	—	8,623,448

As of December 31, 2022	4,375,720	1,387,649	—	5,763,369

F-12
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

35.	Financing guarantee liabilities (continued)

(c)	The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2023:

	Year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)	(Restated)	(Restated)
As of January 1, 2023	67,011,692	1,491,246	—	68,502,938
New guarantee contracts originated	38,342,179	—	—	38,342,179
Transfers
— From stage 1 to stage 2	(7,000,050)	7,000,050	—	—
— From stage 2 to stage 1	334,007	(334,007)	—	—
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(44,798,214)	(7,143,416)	—	(51,941,630)

As of December 31, 2023	53,889,614	1,013,873	—	54,903,487

(d)	The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2023:

	Year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)	(Restated)	(Restated)
As of January 1, 2023	4,375,720	1,387,649	—	5,763,369
New guarantee contracts originated	676,224	—	—	676,224
Transfers
— From stage 1 to stage 2	(5,805,478)	5,805,478	—	—
— From stage 2 to stage 1	313,688	(313,688)	—	—
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(2,830,662)	(6,733,874)	—	(9,564,536)
Remeasurements	6,501,258	809,217	—	7,310,475

As of December 31, 2023	3,230,750	954,782	—	4,185,532

F-12
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

35.	Financing guarantee liabilities (continued)

(e)	The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2024:

	Year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2024	53,889,614	1,013,873	—	54,903,487
New guarantee contracts originated	65,141,133	—	—	65,141,133
Transfers
— From stage 1 to stage 2	(4,928,503)	4,928,503	—	—
— From stage 2 to stage 1	210,646	(210,646)	—	—
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(46,944,282)	(5,083,315)	—	(52,027,597)

As of December 31, 2024	67,368,608	648,415	—	68,017,023

(f)	The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2024:

	Year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2024	3,230,750	954,782	—	4,185,532
New guarantee contracts originated	1,384,484	—	—	1,384,484
Transfers
— From stage 1 to stage 2	(4,087,051)	4,087,051	—	—
— From stage 2 to stage 1	195,357	(195,357)	—	—
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(2,364,552)	(4,744,347)	—	(7,108,899)
Remeasurements	5,264,775	492,087	—	5,756,862

As of December 31, 2024	3,623,763	594,216	—	4,217,979

F-12
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

36.	Convertible promissory notes payable
In October 2015, in connection with the acquisition of Gem Alliance Limited, the Company issued a convertible promissory note (the “Note”) to PAOH, a subsidiary of Ping An Group, in an aggregate principal amount of USD
1,953.8
million. On the same date, PAOH agreed to transfer USD
937.8
million of the principal amount of the Note and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited (“An Ke”), a subsidiary of Ping An Group. The Note bears interest paid semi-annually at the rate of
0.7375
% per annum. Subject to its terms and conditions, the holders of the Note have the right to convert the Note into ordinary shares of the Company within the conversion period commencing on the listing day of the Company until the date which is five business days before (and excluding) the eighth anniversary of the issuance date of the Note at the conversion price of USD
14.8869
per share, subject to certain anti-dilution adjustments if applicable.
On August 31, 2020, the Company entered into an amendment and supplemental agreement with PAOH and An Ke. In accordance with this agreement, the holders of the Note could only exercise their conversion right one year after the Company’s listing date. This amendment did not have any material impact on the Group’s financial position and results of operations.
On August 20, 2021, the Company, PAOH and An Ke entered into an amendment and supplemental agreement to the share purchase agreement and the Note (the “Third Amendment and Supplemental Agreement”). The Third Amendment and Supplemental Agreement amends the terms of the Note by extending the commencement of the conversion period of the Note from the date which is one year after the date of the Company’s initial public offering to April 30, 2023. Each of PAOH and An Ke has the right in the manner provided in the Note, as applicable, to convert the whole or any part of the outstanding principal amount of the Note, as applicable, into ordinary shares of the Company.
On December 6, 2022, the Company, PAOH and An Ke entered into an amendment and supplemental agreement (the “Fourth Amendment and Supplemental Agreement”) to amend the terms of the Note, pursuant to which the Company agreed to redeem
50
% of the outstanding principal amount of the Note from PAOH and An Ke, and the parties agreed to extend the maturity date and the commencement date of the conversion period of the remaining
50
% Note. As a result, the remaining
50
% outstanding principal amount of the Note bear interest, unless otherwise agreed, at the rate of
0.7375
% per annum of the principal amount of the Note outstanding from time to time, which will be payable semi-annually until
October 8, 2026
. The Note can be converted into the shares at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of USD
14.8869
 per ordinary share subject to certain adjustments as set forth in the Note (Note 48). Unless converted or purchased and canceled prior to the maturity date, the Company will redeem the Note of their principal amounts together with accrued interests on the maturity date.
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
re-measured
subsequently.

F-12
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

36.	Convertible promissory notes payable (continued)

	Liabilities	Equity
	RMB’000	RMB’000
Carrying value as of January 1, 2022	10,669,498	5,744,955

Interest accrued at effective interest rate (Note 12)	1,045,611	—
Interest paid	(115,879)	—
Redemption and extension of convertible promissory notes (a)	(7,444,513)	(5,584,770)
Exchange differences	1,009,422	—

Carrying value as of December 31, 2022	5,164,139	160,185

Interest accrued at effective interest rate (Note 12)	448,017	—
Interest paid	(50,900)	—
Exchange differences	89,012	—

Carrying value as of December 31, 2023	5,650,268	160,185

Interest accrued at effective interest rate (Note 12)	486,731	—
Interest paid	(51,180)	—
Exchange differences	88,231	—

Carrying value as of December 31, 2024	6,174,050	160,185

(a)
Following the Fourth Amendment and Supplemental Agreement on December 6, 2022, the carrying values of liability and equity components in relation to original Note were reversed due to extinguishment of original Note and fair value of new Note was recognized, giving rise to an increase of RMB
174 million in financial costs and RMB6,210 million in share premium and a decrease of RMB5,585 million in other reserves.

In consideration of the above redemption and the extension of the maturity date and taking into account the fair market value of the Note determined by the independent valuers, pursuant to the Fourth Amendment and Supplemental Agreement, the Company agreed to pay PAOH and An Ke a total amount of approximately USD
1,071 million (the “Consideration”) together with the unpaid interest accrued on the redeemed notes up to and including the effective date of the Fourth Amendment and Supplemental Agreement. The first tranche payment of the Consideration in the total amount of approximately USD536 million had been paid in December 2022. Additional interests had accrued on the remaining Consideration at a rate of 6.5% per annum, accruing daily from and including the date after the modification date (i.e. December 6, 2022) up to but excluding the date on which the unpaid consideration is paid. The remaining Consideration and additional interests amounting to USD546 million had been paid in March 2023.

F-12
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

37.	Optionally convertible promissory notes
On September 30, 2020, the Company issued optionally convertible promissory notes with a principal amount of USD1,158 million (equivalent of approximately RMB7,884 million) to certain holders of the Company’s Class C ordinary shares as part of the
C-round
restructuring. The Notes bear interest paid semi-annually at the rate of 6% per annum. The optionally convertible promissory notes matured on
September 30, 2023
, and the notes along with the accrued interests amounting to approximately USD
1,227 million had been fully repaid.
The Group measured the liability component of optionally convertible promissory notes at initial recognition based on the best estimate of the present value of the redemption amount and recognized the residual between the fair value of optionally convertible promissory notes and the fair value of the liability component to the equity component to reflect the value of conversion rights. Subsequent to initial recognition, the liability component of convertible promissory notes was measured at amortized cost using effective interest rate method with interest expenses recorded in the finance costs. The equity component was not re-measured
subsequently.

	Liabilities	Equity
	RMB’000	RMB’000
Carrying value as of January 1, 2022	7,405,103	1,489,748

Interest accrued at effective interest rate	521,747	—
Interest paid	(493,134)	—
Exchange differences	709,192	—

Carrying value as of December 31, 2022	8,142,908	1,489,748

Interest accrued at effective interest rate	407,255	—
Interest paid	(498,198)	—
Redemption of optionally convertible promissory notes	(8,342,096)	(1,489,748)
Exchange differences	290,131	—

Carrying value as of December 31, 2023	—	—

38.	Financial assets sold under repurchase agreements

	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Principal	3,343,950	1,306,996	782,397
Accrued interest	—	399	62

	3,343,950	1,307,395	782,459

F-12
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

39.	Other liabilities

	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Accrued expenses	1,637,082	1,153,849	1,082,704
Provisions	112,584	155,347	164,212
Others	29,979	18,797	40,646

	1,779,645	1,327,993	1,287,562

40.	Share capital and share premium

	Ordinary share
	Number of shares	Share capital	Share premium
		RMB’000	RMB’000
As of January 1, 2022	1,203,505,757	75	33,365,786

Exercise of share-based payment	—	—	127,063
Redemption and extension of convertible promissory notes (Note 36(a))	—	—	6,209,598
Cash Dividend (Note 48)	—	—	(7,628,573)

As of December 31, 2022	1,203,505,757	75	32,073,874

Exercise of share-based payment	—	—	17,403
Repayment of optionally convertible promissory notes (Note 37)	—	—	1,489,748
Cash Dividend (Note 48)	—	—	(1,438,792)

As of December 31, 2023	1,203,505,757	75	32,142,233

Exercise of share-based payment	—	—	42,475
Cash Dividend (Note 48)	586,176,887	42	(5,156,862)

As of December 31, 2024	1,789,682,644	117	27,027,846

F-1
30

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

41.	Treasury shares

	Shares	Amount
		RMB’000
As of January 1, 2022	59,287,314	5,560,104

Repurchase of ordinary shares (a)	1,447,513	82,665
Exercise of share-based payment (b)	(3,223,040)	—

As of December 31, 2022	57,511,787	5,642,769

Exercise of share-based payment (b)	(325,202)	(1)

As of December 31, 2023	57,186,585	5,642,768

Exercise of share-based payment (b)	(880,276)	—

As of December 31, 2024	56,306,309	5,642,768

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

(b)
For the years ended December 31, 2022, 2023 and 2024, the number of treasury shares of 3,223,040, 325,202 and 880,276 had been used for the exercise of share-based payment with a par value of USD0.00001 per share, respectively.

F-
1
3
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

42.	Other reserves

	Employee share-based compensation reserve	Translation differences	General reserve	Value of conversion rights - optionally convertible promissory notes (Note 37)	Value of conversion rights - convertible promissory notes (Note 36)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
As of January 1, 2022	674,851	174,982	4,398,773	1,489,748	5,744,955	(1,564,978)	10,918,331

Exercise of share-based payment	(68,110)	—	—	—	—	—	(68,110)
Foreign operation translation difference	—	(1,581,252)	—	—	—	—	(1,581,252)
Appropriation to general reserve	—	—	42,078	—	—	—	42,078
Share-based payment	45,491	—	—	—	—	—	45,491
Redemption and extension of convertible promissory notes (Note 36(a))	—	—	—	—	(5,584,770)	—	(5,584,770)

As of December 31, 2022	652,232	(1,406,270)	4,440,851	1,489,748	160,185	(1,564,978)	3,771,768

	Employee share-based compensation reserve	Translation differences	General reserve	Value of conversion rights - optionally convertible promissory notes (Note 37)	Value of conversion rights - convertible promissory notes (Note 36)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
As of January 1, 2023	652,232	(1,406,270)	4,440,851	1,489,748	160,185	(1,564,978)	3,771,768

Exercise of share-based payment	(15,667)	—	—	—	—	—	(15,667)
Foreign operation translation difference	—	(465,590)	—	—	—	—	(465,590)
Acquisition of non-controlling interests of a subsidiary	—	—	—	—	—	4,511	4,511
Share-based payment	(36,089)	—	—	—	—	—	(36,089)
Repayment of optionally convertible promissory notes (Note 37)	—	—	—	(1,489,748)	—	—	(1,489,748)

As of December 31, 2023	600,476	(1,871,860)	4,440,851	—	160,185	(1,560,467)	1,769,185

F-13
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

42.	Other reserves (continued)

	Employee share-based compensation reserve	Translation differences	General reserve	Value of conversion rights - optionally convertible promissory notes (Note 37)	Value of conversion rights - convertible promissory notes (Note 36)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
As of January 1, 2024	600,476	(1,871,860)	4,440,851	—	160,185	(1,560,467)	1,769,185

Exercise of share-based payment	(40,193)	—	—	—	—	—	(40,193)
Foreign operation translation difference	—	(119,656)	—	—	—	—	(119,656)
Share-based payment	(17,888)	—	—	—	—	—	(17,888)

As of December 31, 2024	542,395	(1,991,516)	4,440,851	—	160,185	(1,560,467)	1,591,448

43.	Retained earnings
In accordance with the relevant laws and regulations, each of the Company’s subsidiaries, the Consolidated Affiliated Entities and Subsidiaries of Consolidated Affiliated Entities incorporated in the PRC is required to annually appropriate 10% of its after-tax
income to its statutory surplus reserve prior to payment of any dividends, unless such reserve funds have reached 50% of such entity’s registered capital. Such reserves are not available for dividend distribution.

44.	Commitment

(a)	Financing guarantee commitments
The Group provides financing guarantees services to individuals and small and micro-business owners who successfully obtain loans through the Group’s platform. The following table sets forth the balance of such commitment under the financing guarantee contracts for which the Group does not consolidate the underlying loans.

	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Financing guarantee commitments	68,502,938	54,903,487	68,017,023

F-13
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

45.	Note s to consolidated statements of cash flows

(a)	Reconciliation from profit before income tax expenses to cash generated from operating activities:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Profit/(loss) before income tax	12,045,862	1,588,465	(2,078,685)
Adjustments for:
Depreciation of property and equipment	181,601	185,222	104,439
Depreciation of right-of-use assets	591,201	427,358	283,645
Amortization of intangible assets	15,325	11,022	39,766
Share of losses of associates and joint ventures	218	5,416	691
Net gains on sales of property and equipment, and intangible assets	24,832	21,994	84,666
Net unrealized losses on financial assets at fair value through profit or loss	132,875	525,003	1,583,149
Non-cash employee benefits expense-share based payment	45,162	(36,204)	(18,119)
Asset impairment losses	427,108	31,246	—
Credit impairment losses	11,917,933	5,596,942	7,638,072
Finance cost classified as financing activities	2,481,059	1,764,472	1,114,753
Investment income classified as investing activities	(645,693)	(604,979)	(537,329)
Foreign exchange losses/(gains)	877,232	(75,714)	190,800

	28,094,715	9,440,243	8,405,848

Change in operating assets and liabilities, net of effects from purchase of controlled entity:
Decrease in loans to customers and accounts and other receivables	6,326,843	103,902,273	17,856,581
Decrease in accounts and other payables	(19,173,561)	(97,868,864)	(22,107,429)

	15,247,997	15,473,652	4,155,000

(b)	Net increase in cash and cash equivalents

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Cash and cash equivalents at the end of the year	29,594,654	18,577,225	11,798,435
Less: Cash and cash equivalents at the beginning of the year	(26,522,110)	(29,594,654)	(18,577,225)

Net increase/(decrease) in cash and cash equivalents	3,072,544	(11,017,429)	(6,778,790)

F-13
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

45.	Note s to consolidated statements of cash flows (continued)

(c)	Cash and cash equivalents

	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Cash at bank (Note 16)	43,939,270	39,695,914	29,903,846
Less: Time deposits with original maturities of more than 3 months	(14,346,731)	(21,122,482)	(18,108,539)
Add: Provision for impairment losses	2,115	3,793	3,128

Cash and cash equivalents at the end of the year	29,594,654	18,577,225	11,798,435

(d)	Net debt reconciliation
This section sets out an analysis of net debt and the movements in net debt for each of the years ended December 31, 2022, 2023 and 2024.

	Borrowings	Bonds payable	Convertible promissory notes payable	Lease liabilities	Optionally convertible promissory notes	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)		(Restated)		(Restated)
As of January 1, 2022	25,927,417	—	10,669,498	811,248	7,405,103	44,813,266

Cash flows	8,795,125	2,010,782	(3,863,265)	(617,800)	(493,134)	5,831,708
Redemption of convertible promissory notes	—	—	(3,697,127)	—	—	(3,697,127)
Acquisitions-leases	—	—	—	600,760	—	600,760
Disposals-leases	—	—	—	(75,850)	—	(75,850)
Foreign exchange adjustments	817,311	75,299	1,009,422	—	709,192	2,611,224
Accrued expense	1,375,660	57,267	1,045,611	42,268	521,747	3,042,553

As of December 31, 2022	36,915,513	2,143,348	5,164,139	760,626	8,142,908	53,126,534

Cash flows	349,881	(2,298,222)	(50,900)	(486,942)	(8,840,294)	(11,326,477)
Acquisitions-leases	—	—	—	273,778	—	273,778
Disposals-leases	—	—	—	(170,878)	—	(170,878)
Foreign exchange adjustments	15,441	79,167	89,012	—	290,131	473,751
Accrued expense	1,542,449	75,707	448,017	27,934	407,255	2,501,362

As of December 31, 2023	38,823,284	—	5,650,268	404,518	—	44,878,070

Cash flows	10,360,632	—	(51,180)	(289,615)	—	10,019,837
Acquisition of subsidiaries	—	—	—	8,612	—	8,612
Acquisitions-leases	—	—	—	217,279	—	217,279
Disposals-leases	—	—	—	(53,727)	—	(53,727)
Foreign exchange adjustments	253,081	—	88,231	—	—	341,312
Accrued expense	1,677,578	—	486,731	15,800	—	2,180,109

As of December 31, 2024	51,114,575	—	6,174,050	302,867	—	57,591,492

F-13
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

46.	Share-based payment
The employees of the Group participate in share-based compensation plans under which share options and PSUs may be granted.

(a)	Share options
In December 2014 and August 2015, the board of directors of the Company approved the establishment of the Phase I Share Incentive Plan (the “2014 Plan”) and the Phase II Share Incentive Plan (the “2015 Plan”) to grant a maximum of 20,644,803 Class A ordinary shares. The shares reserved for grants under the plan were treated as treasury shares in the consolidated financial statements.
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
The Group does not have statutory or constructive obligations to purchase or repay options by cash.
The following table sets forth the changes in the number of outstanding options and the weighted average exercise prices:

	Average exercise price per share option (RMB)	Number of options (in ’000)
Outstanding as of January 1, 2022	76.12	17,821
Exercised during the period	20.28	(2,821)
As of December 31, 2022	86.62	15,000
Exercised during the period	8.00	(181)
Forfeited and other change during the year	98.34	(1,425)
As of December 31, 2023	87.58	13,394
Exercised during the period	8.00	(247)
Forfeited and other change during the year	89.20	(2,437)
As of December 31, 2024	88.90	10,710
The Company recognized RMB27 million, nil and nil in expenses related to share options in 2022, 2023 and 2024, respectively. The weighted-average remaining contract life for outstanding share options was 3.71 years, 2.73 years and 1.71 years as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth the outstanding share options as of December 31, 2024 by different exercise price:

Number of options (in ’000)
Exercise price per share option (RMB)
8.00	40
50.00	2,825
98.06	5,778
118.00	2,067

10,710

No share options were granted for the years ended December 31, 2022, 2023 and 2024.

F-13
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

46.	Share-based payment (continued)

(b)	PSUs
On September 4, 2019, the board of directors of the Company approved the establishment of the 2019 Performance Share Unit Plan (“2019 Plan”) to grant a maximum of 15,000,000 Class A ordinary shares, and also allowing for an additional grant of up to 10,000,000 Class A ordinary shares to participants under the 2014 Plan. Such shares were issued to Tun Kung Company Limited on December 24, 2019 and were treated as treasury shares in the consolidated financial statements. On July 21, 2021, the Company’s board of directors approved and authorized the Company to repurchase an aggregate of 35,644,803 shares, which included shares relating to the 2014 Plan, the 2015 Plan and the 2019 Plan, from Tun Kung Company Limited at par value.
For the years ended December 31, 2022, 2023 and 2024, 39,500 PSUs, 32,000 PSUs and nil were granted respectively, which are generally subject to a four-year vesting schedule as determined by the administrator of the plans. The actual number of PSUs provided to a grantee can vary from zero to 100 percent depending on the Group’s performance against certain key performance indicators which are determined annually.
The following table sets forth the changes in the number of PSUs and weighted average exercise prices:

	Weighted average grant day fair value	Number of units
	(RMB)	(in ’000)
Outstanding as of January 1, 2022	109.47	3,042

Granted during the year	60.78	40
Exercised during the year	112.47	(402)
Forfeited and other change during the year	286.29	(325)

Outstanding as of December 31, 2022	83.73	2,355

Granted during the year	8.90	32
Exercised during the year	431.02	(172)
Forfeited and other change during the year	147.31	(119)

Outstanding as of December 31, 2023	50.48	2,096

Granted during the year	—	—
Exercised during the year	61.44	(635)
Forfeited and other change during the year	39.95	(614)

Outstanding as of December 31, 2024	30.46	847

For the years ended December 31, 2022, 2023 and 2024, the Company recognized RMB
19
million, and reversed RMB
36
million and RMB
18 million of expenses related to PSUs, respectively.

F-13
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

47.	Related parties and related party transactions
The following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2022, 2023 and 2024.

(a)	Names and relationships with related parties
The following table sets forth the major related parties which have major transactions with the Group during the years ended December 31, 2022, 2023 and 2024:

	Name of related parties	Relationship with the Company
Before July 30, 2024	Ping An Insurance (Group) Company of China, Ltd.	Significant influence on the Company and its subsidiaries

F r om July 30, 2024	Ping An Insurance (Group) Company of China, Ltd.	Ultimate controlling shareholder of the Company and its subsidiari e s

47.1	Significant transactions with related parties
The following are the significant related party transactions with Ping An Group and its subsidiaries during the period :

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Technology platform based income	1,529,485	514,936	91,005

Other income	1,478,096	1,109,802	1,275,058

Investment income	338,252	158,552	74,114

Finance costs-Interest income	419,415	415,748	281,260

Finance costs-Interest expense	25,435	14,115	20,824

Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses	3,173,350	2,136,087	1,566,975

Other gains/(losses)-net	350,329	(70,671)	25,431

Technology platform based income
Ping An Group’s subsidiaries offer investment products available on the Group’s technology platform. The investment products provided by Ping An Group’s subsidiaries primarily include private investment funds, insurance products, bank products and trust plans. Fees are collected from Ping An Group’s subsidiaries for facilitation of investment products offered on the Group’s technology platform. The Group generally receives service fees based on a certain percentage of the volume of investment products facilitated and loans made by Ping An Group’s subsidiaries. Such fee is recognized upon successful facilitation.

F-13
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

47.	Related parties and related party transactions (continued)

47.1	Significant transactions with related parties (continued)

Other income
Other income mainly comprises income for the account management services provided by the Group to Ping An Group’s subsidiaries. The Group generally receives the service fees monthly based on the number of accounts managed and the performance of the underlying loans managed by the Group for Ping An Group’s subsidiaries. In September 2022, the account management service contracts with Ping An Group’s subsidiaries were revised as a result of worse-than-expected loan performance. Based on the negotiation with Ping An Group’s subsidiaries, the Group agreed to revise the contract and refunded RMB million to Ping An Group’s subsidiaries and charged the account management fees based on loan performance after September 2022.
Net interest income – Interest expense
The interest expense mainly consists of interest paid for borrowings from Ping An Group’s subsidiaries. These borrowings were used to provide funding for on-balance
sheet loans under the Company’s retail credit and enablement business. The interest expenses are calculated based on the effective interest rates and the carrying amount of such borrowings.
Investment income
Investment income mainly consists of investment return received by the Group on investment products issued or managed by Ping An Group’s subsidiaries.
Finance costs
Ping An Group’s subsidiaries provide deposit services and financing services to the Group.
Finance costs include interest paid to Ping An Group’s subsidiaries for borrowings used for businesses other than the retail credit and enablement business, interest paid to Ping An Group’s subsidiaries for its subscription in the consolidated wealth management products managed by the Group and interest income received from Ping An Group’s subsidiaries for cash deposited by the Group in Ping An Group’s subsidiaries. The finance cost is calculated based on the effective interest rates on the outstanding balances.
Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses
Ping An Group and its subsidiaries provide a wide spectrum of services to the Group, including but not limited to:
(1) accounting processing and data communication services; (2) transaction settlement and custodian service; (3) office premise rental services; (4) technology support; and (5) human resources support. The Group, in return, pays service fees to Ping An Group and its subsidiaries. The precise scope of service, service fees calculation, method of payment and other details of the service arrangement are agreed between the relevant parties separately.
The services fees paid by the Group to Ping An Group’s subsidiaries are determined through a bidding procedure according to the internal policies and procedures of the Group. If no tendering and bidding process is required under the Group’s internal policies, they are determined through mutual negotiations between the two parties based on historical fees of such services and comparable market rates.

F-13
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

47.	Related parties and related party transactions (continued)

47.1	Significant transactions with related parties (continued)

Other gains/(losses) - net
Other gains/(losses) – net mainly consist of foreign exchange losses due to the foreign exchange swaps provided by Ping An Group’s subsidiaries.
Leases
Part of the
right-of-use
assets and lease liabilities are rented from Ping An Group’s subsidiaries, and are used as workplace.
Convertible promissory notes payable
Ping An Group’s subsidiaries also held convertible promissory notes issued by the Company, which is disclosed in Note 36.
Purchase of financial assets
The Group purchased certain assets management plans, trust plans, mutual funds, private funds and other equity investments, bank wealth management products and corporate bonds managed and/or issued by Ping An Group’s subsidiaries. Please refer to Note 4.3 for the Group’s maximum exposure related to these investments.
Zhongshi Credit Management Co., Ltd., a subsidiary of the Group, acquired non-performing
assets in 2022 and 2023 from a subsidiary of Ping An Group, at the consideration of RMB
689 million and RMB1,334

million, respectively.
Other transactions
The Group acquired
non-performing
assets from subsidiaries of Ping An Group through 11 trust plans managed by a third party trust company, with a consideration of RMB
1,450 million and RMB757 million in 2023 and 2024, respectively. These trust plans are consolidated within the Group’s financial statements. The Group recognized losses of RMB565 million and RMB718 million in 2023 and 2024, respectively.
The Group acquired
non-performing
assets underlying the investment products issued by subsidiaries of Ping An Group through Shenzhen Decheng Investment Development Co., Ltd. (“DeCheng Investment”), at a consideration of RMB
877 million and RMB65 million in 2022 and 2023, respectively. The carrying amount of the assets were RMB122 million
,
RMB111
million and nil as of December 31, 2022, 2023 and 2024,
 respectively. The Group recognized losses of RMB755 million, and RMB74 million in 2022 and 2023, respectively, and recognized a gain of RMB19 million in 2024, respectively.

F-1
40

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

47.	Related parties and related party transactions (continued)

47.2	Year end balances with related parties
The following are the significant related party balances with Ping An Group and its subsidiaries during as of period end:

	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Cash	14,366,558	10,976,913	10,621,118

Restricted cash	19,605,104	7,172,837	5,647,728

Account and other receivables and contract assets and other assets (i)	2,998,401	1,510,804	2,189,140

Accounts and other payables and contract liabilities and other liabilities (i)	1,190,455	1,639,698	1,464,914

Financial assets at amortized cost	2,504,622	1,501,013	1,500,582

Borrowings	820,716	—	818,986

Payable to platform investors, accounts and other payables and contract liabilities and other liabilities (i) (ii)	3,839,817	3,910	3,910

(i)	The balances with related parties were unsecured, interest-free and repayable on demand.
These non-trade balances with related parties were mainly for treasury management purposes which are collectable or repayable on demand or within one year.

(ii)	No cash dividends were paid to both An Ke and PAOH in 2024 (2023: USD51 million and USD34 million, 2022: USD291 million and USD194 million).

47.3	Key management personnel compensation
Key management includes directors (executive and
non-executive)
and senior officers. The following table sets forth the compensations paid or payable to key management for employee services:

	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Wages, salaries and bonus	29,698	26,074	37,412
Other social security costs, housing benefits and other employee benefits	7,058	7,267	6,262
Pension costs - defined contribution plans	363	359	374
Share-based payment	22,719	(19,049)	(2,294)

	59,838	14,651	41,754

F-1
4
1

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

48.	Dividends
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
On March 13, 2024, the Company’s board of directors approved an interim cash dividend of USD0.1 per ordinary share for the six-month
period ended December 31, 2023, based on the Company’s outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on April 7, 2024, which amounting to 1,146,108,643 shares. The interim dividend was paid in April 2024.
On March 21, 2024, the Company’s board of directors approved a special dividend of USD1.21 per ordinary share or USD2.42 per ADS based on the Company’s outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on June 4, 2024. Under the Scrip Dividend Scheme, holders of Shares have the following choices in respect of the Special Dividend, cash of USD
1.21 per Share or an allotment of such number of new Shares equal to, save for adjustment for fractions, the amount of the Special Dividend which holders of Shares would otherwise be entitled to receive in cash, divided by the Reference Price per Share. Based on the election for scrip dividend under the Lufax Scrip Dividend Scheme, a total of
586,176,878
new Lufax Shares (including Lufax Shares underlying Lufax ADSs) were allotted and issued as the Lufax Special Dividend. Among these new Lufax Shares,
305,989,352 new Lufax Shares and 203,890,905
new Lufax Shares were allotted and issued

to
An Ke and PAOH.
The dividend declarations triggered an anti-dilution adjustment to the conversion price. The optionally convertible promissory notes was fully repaid on September 30, 2023 and as of December 31, 2024, the adjusted conversion prices of the Notes were USD2.32 per ordinary share following the dividend declarations.

F-14
2

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

49.	Contingent liability
Owing to the nature of the Group’s related business, the Group is involved in contingencies and legal proceedings in the ordinary course of business, including, but not limited to, being the plaintiff or the defendant in litigations and arbitrations. We may also be subject to regulatory and government investigations and actions. Such investigations and actions could develop into legal proceedings or enforcement actions, in which remedies could include fines, penalties, restitution or alterations in our business practices, and could result in additional expenses, limitations on certain business activities and reputational damage. Provision has been made for probable losses to the Group, including those claims where management can reasonably estimate the outcome of the lawsuits taking into account any applicable legal advice.
Many of these matters are also highly complex. It is therefore inherently difficult to predict the magnitude or scope of potential future losses arising from these matters. No provision has been made for pending assessments, litigation, potential contractual breaches, regulatory and government investigations and actions where the outcome cannot be reasonably estimated or where management considers the likelihood of loss to be low or remote. With respect to pending litigation, management believes that any resulting liabilities would not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

50.	Benefits and interests of directors
The remuneration of each director of the Company includes director’s fees, salaries and bonuses, social security and housing funds, other benefits, and non-monetary
benefits.
The director’s fee, salaries and bonuses, social security and housing fund and other benefits incurred by the Group for the years ended December 31, 2022, 2023 and 2024 are set out as follows:
Year ended December 31, 2022:

Name	Director’s fee	Salaries and bonuses	Pension costs - defined contribution plans	Other Social security and housing fund	Other benefits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors:
Cho Yong Suk	—	7,750	67	15	2,242	10,074
Gregory Dean Gibb	—	4,580	40	36	2,433	7,089
Ji Guangheng	—	2,673	13	10	87	2,783
Non-Executive Directors:
Zhang Xudong	500	—	—	—	—	500
Li Weidong	500	—	—	—	—	500
Yang Rusheng	500	—	—	—	—	500
Tang Yunwei	448	—	—	—	—	448
Li Xianglin	500	—	—	—	—	500
Li Rui	—	—	—	—	—	—
Ou Hanjie	—	—	—	—	—	—
Cai Fangfang	—	—	—	—	—	—
Fu Xin	—	—	—	—	—	—
Huang Yuqiang	—	—	—	—	—	—

	2,448	15,003	120	61	4,762	22,394

F-14
3

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

50.	Benefits and interests of directors (continued)

Year ended December 31, 2023:

Name	Director’s fee	Salaries and bonuses	Pension costs - defined contribution plans	Other Social security and housing fund	Other benefits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors:
Cho Yong Suk	—	7,390	66	20	2,076	9,552
Gregory Dean Gibb	—	5,180	43	40	2,198	7,461
Non-Executive Directors:
Zhang Xudong	500	—	—	—	—	500
Li Weidong	500	—	—	—	—	500
Yang Rusheng	500	—	—	—	—	500
Li Xianglin	500	—	—	—	—	500
Ji Guangheng	—	—	—	—	—	—
Fu Xin	—	—	—	—	—	—
Huang Yuqiang	—	—	—	—	—	—
Xie Yonglin	—	—	—	—	—	—

	2,000	12,570	109	60	4,274	19,013

Year ended December 31, 2024:

Name	Director’s fee	Salaries and bonuses	Pension costs - defined contribution plans	Other Social security and housing fund	Other benefits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors:
Cho Yong Suk	—	13,050	69	40	2,069	15,228
Gregory Dean Gibb	—	4,097	43	32	2,137	6,309
Zhu Peiqin	—	3,090	46	46	65	3,247
Non-Executive Directors:
Zhang Xudong	446	—	—	—	—	446
Li Weidong	500	—	—	—	—	500
Yang Rusheng	500	—	—	—	—	500
Li Xianglin	500	—	—	—	—	500
Liu Hui	—	—	—	—	—	—
Guo shibang	—	—	—	—	—	—
Fu Xin	—	—	—	—	—	—
Huang Yuqiang	—	—	—	—	—	—
Xie Yonglin	—	—	—	—	—	—

	1,946	20,237	158	118	4,271	26,730

Other
non-monetary
benefits include share options and performance share units (“PSUs”). In the years ended December 31, 2022, 2023 and 2024, the total number of shares issued upon the exercise of share options and vesting of PSUs granted to the directors of the
Company
was 1,685,372.50, nil and 37,568, respectively, with trading prices ranging from USD2.95 per share to USD12.61 per share.

F-14
4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

51.	Business combinations
On April 2, 2024, the Group acquired 100% equity interest in PAO
b
ank, a licensed bank authorized under the Hong Kong Banking Ordinance, at a cash consideration of HKD933 million (equivalent to approximately RMB846 million). Upon completion of the transaction, PAO
b
ank became a wholly-owned subsidiary of the Group.
Details of the purchase consideration, the net assets acquired and goodwill are as follows:

RMB’000
Purchase consideration
Cash paid	845,998
The assets and liabilities recognized as a result of the acquisition are as follows:

Fair value
RMB’000
Cash at bank	366,527
Financial assets at fair value through other comprehensive income	432,773
Accounts and other receivables and contract assets	5,796
Loans to customers	2,120,280
Property and equipment	2,535
Intangible assets	143,729
Right-of-use assets	5,494
Other assets	1,414
Customer deposits	(2,410,836)
Accounts and other payables and contract liabilities	(53,309)
Other liabilities	(11,980)
Lease liabilities	(8,781)
Net deferred tax liability	(6,236)

Net identifiable assets acquired	587,406
Goodwill	258,592

Purchase consideration transferred	845,998

The goodwill recognized is primarily attributed to the expected synergies and other benefits from combining their assets and activities with those of the Group. The goodwill is not deductible for income tax purposes.
The transaction costs incurred for the acquisition were immaterial and have been expensed and are included in other expenses in the consolidated statements of comprehensive income.

F-14
5

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

51.	Business combinations (continued)

On July 30, 2024, the Group acquired a 100% equity interest in Heilongjiang Microfinance at a consideration of RMB70 million. Upon completion of the transaction, Heilongjiang Microfinance became a wholly-owned subsidiary of the Group.
Details of the purchase consideration, the net assets acquired and goodwill are as follows:

RMB’000
Purchase consideration
Cash paid	70,000
The assets and liabilities recognized as a result of the acquisition are as follows:

Fair value
RMB’000
Cash at bank	41,419
Accounts and other receivables and contract assets	13
Intangible assets	28,306
Other liabilities	262

Net identifiable assets acquired	70,000

Goodwill	—
Gain recognized as a bargain purchase	—

Purchase consideration transferred	70,000

The transaction costs incurred for the acquisition were immaterial and have been expensed and are included in other expenses in the consolidated statements of comprehensive income.

F-14
6

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

52.	Parent company only condensed financial information
Parent company only financial statements include condensed financial information as to statements of financial position, cash flows and comprehensive income of a parent company as of the same dates and for the same periods for which the consolidated financial statements have been presented.

(a)	Investments accounted for using the equity method

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Investments in subsidiaries and associates	105,158,810	101,196,485	88,408,748

	105,158,810	101,196,485	88,408,748

Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.
Condensed Statements of Comprehensive Income

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Investment income	38,695	8,105	2,320
Income/(loss) from subsidiaries and VIEs	9,761,055	1,965,510	(2,903,090)

Total income	9,799,750	1,973,615	(2,900,770)

General and administrative expenses	(113,983)	(155,610)	(147,294)
Credit impairment gains/(losses)	6,972	440	(743)
Finance costs	(1,753,486)	(1,003,183)	(647,878)
Other losses - net	(161,917)	(5,638)	(172,472)

Total expenses	(2,022,414)	(1,163,991)	(968,387)

Income/(loss) before income tax expenses	7,777,336	809,624	(3,869,157)
Less: Income tax expenses	—	—	(1,463)

Net profit/(loss) for the year	7,777,336	809,624	(3,870,620)

Net profit/(loss) attributable to:
Owners of the Company	7,777,336	809,624	(3,870,620)
Other comprehensive loss, net of tax:
-Exchange differences on translation of foreign operations	(1,581,252)	(465,590)	(119,656)

Total comprehensive income/(loss) for the year	6,196,084	344,034	(3,990,276)

Total comprehensive income/(loss) attributable to:
Owners of the Company	6,196,084	344,034	(3,990,276)

F-14
7

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

52.	Parent company only condensed financial information (continued)

Condensed Statements of Financial Position

	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
ASSETS
Cash at bank	1,644,302	68,371	1,475,210
Financial assets at fair value through profit or loss	767,636	—	65,437
Financial assets at amortized cost	155,602	—	—
Accounts and other receivables and contract assets	1,627,343	112,614	1,322,634
Investments accounted for using the equity method	105,158,810	101,196,485	88,408,748

Total assets	109,353,693	101,377,470	91,272,029

LIABILITIES
Borrowings	139,054	4,719,759	3,165,276
Accounts and other payables and contract liabilities	3,803,643	26,305	81,936
Convertible promissory notes payable	5,164,139	5,650,268	6,174,050
Optionally convertible promissory notes	8,142,908	—	—
Other liabilities	43,946	45,734	78,065

Total liabilities	17,293,690	10,442,066	9,499,327

EQUITY
Share capital	75	75	117
Share premium	32,073,874	32,142,233	27,027,846
Treasury shares	(5,642,769)	(5,642,768)	(5,642,768)
Other reserves	3,771,768	1,769,185	1,591,448
Retained earnings	61,857,055	62,666,679	58,796,059

Total equity	92,060,003	90,935,404	81,772,702

Total liabilities and equity	109,353,693	101,377,470	91,272,029

F-14
8

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

52.	Parent company only condensed financial information (continued)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)
Cash flows from operating activities
Cash used in operating activities	166,134	(44,192)	(61,440)

Net cash generated from/(used in) operating activities	166,134	(44,192)	(61,440)

Cash flows from investing activities
Inter-company cash flow	—	(4,600)	—
Capital contribution to consolidated entities	—	—	(736,585)
Payment for advances to consolidated entities	(160,000)	(948,295)	(3,402,183)
Receipts of repayments of the advances and capital return from consolidated entities	12,450,046	1,669,873	1,477,282
Proceeds and interest from sale of investment assets	419,538	774,498	235,135
Payment for acquisition of investment assets	(764,885)	—	(347,971)
Receipts of dividends from consolidated entities	—	5,744,880	11,450,000
Other investing activities	—	—	(861,014)

Net cash generated from investing activities	11,944,699	7,236,356	7,814,664

Cash flows from financing activities
Proceeds from exercise of share-based payment	95,911	252	—
Proceeds from borrowings	134,228	4,069,584	2,238,818
Repayment of borrowings	(374,464)	(140,564)	(3,189,572)
Repayment for advances to consolidated entities	—	(4,695,913)	(918,812)
Receipts of advances from consolidated entities	—	5,266,949	277,438
Repayment of convertible promissory notes payable	(3,747,386)	(3,642,931)	—
Repayment of optionally convertible promissory notes	—	(8,342,096)	—
Refund of cash reserved for repurchase of ordinary shares	—	854,624	—
Payment for interest expenses	(621,246)	(736,493)	(306,045)
Payment for dividend declared	(7,717,474)	(1,435,461)	(5,132,615)
Proceeds from issuance of shares and other equity securities	—	—	2,172

Net cash used in financing activities	(12,230,431)	(8,802,049)	(7,028,616)

Effect of exchange rate changes on cash and cash equivalents	(49,716)	33,954	9,771
Net (decrease)/increase in cash and cash equivalents	(169,314)	(1,575,931)	734,379
Add: Cash and cash equivalents at the beginning of the year	1,813,616	1,644,302	68,371

Cash and cash equivalents at the end of the year	1,644,302	68,371	802,750

F-14
9

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

53.	Partly-owned subsidiaries with material non-controlling interests

Details of the Group’s subsidiaries that have material
non-controlling
interests are set out below:

	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Percentage of equity interest held by non-controlling interests:
Zhongshi Credit Management Co., Ltd.	10%	10%	10%
Ping An Consumer Finance Co., Ltd.	30%	30%	30%

Net profit/(loss) for the year allocated to non-controlling interests:
Zhongshi Credit Management Co., Ltd.	5,080	(4,147)	(33,157)
Ping An Consumer Finance Co., Ltd.	56,080	147,078	305,160

Accumulated balances of non-controlling interests at the reporting date:
Zhongshi Credit Management Co., Ltd.	21,108	16,962	(16,196)
Ping An Consumer Finance Co., Ltd.	1,386,016	1,531,485	1,838,074

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	Zhongshi Credit Management Co., Ltd.	Ping An Consumer Finance Co., Ltd.
2022
Revenue	673,926	2,668,859
Total expenses	596,518	2,430,807

2023
Revenue	611,280	3,530,998
Total expenses	658,324	2,889,025

2024
Revenue	206,301	4,311,091
Total expenses	639,791	2,962,464

F-1
50

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

54.	Events after the reporting period

54.1
As disclosed in the Company’s Form
6-K
dated January 27, 2025 filed with the SEC, the Audit Committee received letters from PricewaterhouseCoopers (“PwC”) and PwC Zhong Tian LLP (“PwC ZT”) which raised concerns about certain possible related party transactions (the “Subject Transactions”). PwC ZT further stated that its 2023 and 2022 audit opinions on the Group’s consolidated annual financial statements should no longer be relied upon.

To address the above concerns, the Audit Committee engaged a leading international law firm and forensic accounting experts from an international consulting firm (the “Investigation Team”) to conduct an independent investigation (the “Investigation”) into the Subject Transactions, covering the period from January 1, 2022 to December 31, 2024.
Details and the impact on the consolidated financial statements are disclosed in Note 3.2.

54.2	As of December 31, 2025, following the Group’s acquisition of PAO b ank, the Group have completed multiple capital injections amounting to HKD700 million in 2025.

54.3
In 2025, National Financial Regulatory Administration and the People’s Bank of China successively issued the regulations governing internet lending and microloan business. The management is conducting assessment of these regulations, which may affect the Group’s pricing, financing costs and business model.

F-1
5
1

LUFAX HOLDING
LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

54.	Events after the reporting period (continued)

54.4
Due to (i) the impact on overseas financing capacities of the Company caused by the delay in the publication of the financial results of the Company for the year ended December 31, 2024 and the six months ended June 30, 2025, (ii) the ongoing funding needs of the Company and its overseas subsidiaries and (iii) the requirement to reduce the size of the cross border lending of funds, the Company has to adjust its funding plans accordingly. As a result, domestic subsidiaries of the Company are expected to make significant distributions of their historical retained earnings to overseas subsidiaries of the Company in order to satisfy the funding needs of the Company and its overseas subsidiaries. Such dividend distributions among various levels of subsidiaries within the Group will result in withholding tax and/or income tax payments by the Group companies. In view of the dividend distribution arrangement and the future funding plans, the Company expects to recognize an approximate amount of RMB633 million of tax expenses in 2025.

F-15
2