Form 20-F
period 2025-12-31
Lufax Holding Ltd
filed 2026-04-30
CIK 1816007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025.
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
1,733,377,784 ordinary shares (excluding shares underlying the ADSs repurchased by our company pursuant to the share repurchase programs and shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the share incentive plans), par value US$0.00001 per share, as of December 31, 2025.
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

•

“APR” or “annualized percent rate” refers to the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12, where all-in borrowing cost comprises the actual amount of, with respect to 2023, (i) interest, (ii) insurance premiums or guarantee fees and (iii) retail credit enablement service fees, and with respect to 2024 and 2025, (i) interest and (ii) general guarantee fees;

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

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 24, 2026, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.8359 to US$1.00.

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

Risks Relating to Our Business and Industry

•	Our industry is rapidly changing, and our business has evolved significantly in recent years, which makes it difficult to evaluate our future prospects.

•	Updates that we are in the process of making to our business model may not be successful.

•	If we are unable to launch new products or develop new marketing channels in a timely manner, our business and results of operations may be materially and adversely affected.

•	We incurred net losses in 2024 and 2025, and we may not achieve profitability in the future.

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

•

Ongoing regulatory efforts to guide loan interest rates downward in China may compress our margins and materially and adversely affect our profitability, business, financial condition and results of operations.

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

(3)	Ping An Puhui Enterprises Management Co., Ltd. holds the remaining 9.375% of the equity interests in Chongqing Yuheao Commercial Information Consulting Co., Ltd.

(4)	Ping An Insurance holds the remaining 30% of the equity interests in Ping An Consumer Finance Co., Ltd.

(5)	Our principal subsidiaries also include Zhongshi Credit Management Co., Ltd. and Shenzhen Jiayun Hua’ao Information Service Co., Ltd. , controlled by us through de facto control.

Lufax Holding Ltd is not an operating company in China but a Cayman Islands holding company with no equity ownership in the consolidated affiliated entities. We conduct operations in China through (i) our PRC subsidiaries, (ii) the consolidated affiliated entities with which we have contractual arrangements, and (iii) the subsidiaries of the consolidated affiliated entities. PRC laws and regulations restrict and impose conditions on foreign ownership and investment in certain internet-based businesses. Accordingly, we operate these businesses in China through the consolidated affiliated entities and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the consolidated affiliated entities and their respective shareholders to control the business operations of the consolidated affiliated entities and their subsidiaries. This structure provides investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in operating companies in certain sectors. Revenues contributed by the consolidated affiliated entities and their subsidiaries accounted for 0.8%, 1.8% and 1.0% of our total revenues for 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to Lufax Holding Ltd, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated affiliated entities in China and their subsidiaries, including but not limited to (i) Shanghai Xiongguo Corporation Management Co., Ltd., or Shanghai Xiongguo, which was established in December 2014 and ultimately holds all equity interests of Shanghai Lufax (as defined below), (ii) Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), or Shanghai Lufax, which was established in September 2011 and currently operates the online wealth management business, and (iii) Shenzhen Lufax Holding Enterprise Management Co., Ltd., or Shenzhen Lufax Enterprise Management, which was established in May 2018 and currently has a wholly owned subsidiary that holds an internet content provider license, or ICP license. The consolidated affiliated entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under IFRS for accounting purposes. Investors in our ADSs are not purchasing equity interests in the consolidated affiliated entities in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the consolidated affiliated entities in China.

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

Permissions Required From the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the consolidated affiliated entities and their subsidiaries have obtained the requisite licenses and permits from the PRC governmental authorities that are material for the business operations of our holding company and the consolidated affiliated entities in China, including, among others, the financing guarantee business operation license, the internet microloan license, the consumer finance license and the financial business permit. In addition, our operations in Hong Kong are governed by Hong Kong laws and regulations and, as of the date of this annual report, our Hong Kong subsidiaries have obtained the requisite licenses and permits from the Hong Kong governmental authorities that are material for the business operations, including the banking license issued to Ping An Digital Bank (International) Limited (formerly known as PAO Bank Limited). Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice of government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the products and services we provide in the future. If we, our subsidiaries, the consolidated affiliated entities or their subsidiaries do not receive or maintain any necessary permissions or approvals from PRC or Hong Kong authorities to operate business or offer securities, or inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Any failure to obtain, renew or retain the requisite approvals, licenses or permits applicable to our retail credit and enablement business may have a material adverse effect on our business, financial condition and results of operations.”

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

For the years ended December 31, 2023, 2024 and 2025, the total dividends or distributions made by our subsidiaries to Lufax Holding Ltd, the parent company, were RMB5.7 billion, RMB11.5 billion and RMB3.1 billion (US$0.4 billion), respectively.

Under PRC law, Lufax Holding Ltd may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the consolidated affiliated entities only through loans, subject to satisfaction of government registration and approval requirements.

For the years ended December 31, 2023, 2024 and 2025, Lufax Holding Ltd provided capital contributions of nil, RMB0.8 billion and RMB0.7 billion (US$0.1 billion), respectively, to its subsidiaries and received capital return of nil, nil and nil, respectively, from its subsidiaries. For the years ended December 31, 2023, 2024 and 2025, Lufax Holding Ltd provided loans with principal amount of RMB0.9 billion, RMB2.7 billion and RMB9.6 billion (US$1.4 billion), respectively, to its subsidiaries, and the subsidiaries repaid principal amount of RMB1.7 billion, RMB1.5 billion and RMB5.4 billion (US$0.8 billion), respectively, to Lufax Holding Ltd.

The consolidated affiliated entities may transfer cash to the relevant PRC subsidiaries by paying technical and consulting service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between each of the consolidated affiliated entities and its corresponding PRC subsidiary, each of the consolidated affiliated entities agrees to pay service fees to the relevant PRC subsidiary on a quarterly basis. For the years ended December 31, 2023, 2024 and 2025, no service fees were paid by the consolidated affiliated entities to the PRC subsidiaries pursuant to the exclusive business cooperation agreements. If there is any amount payable to relevant PRC subsidiaries under the contractual arrangements, the consolidated affiliated entities will settle the amount accordingly.

The following table is a summary of cash transfers that have occurred between our subsidiaries and the consolidated affiliated entities:

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Cash paid by the consolidated affiliated entities to our subsidiaries under service agreements(1)	—	—	—
Cash paid by the consolidated affiliated entities to our subsidiaries as advance payments(1)	—	—	—
Cash received by the consolidated affiliated entities from our subsidiaries as advance payments(1)	—	—	—
Net cash received/(paid) for intra-group centralized cash management activities by the consolidated affiliated entities to our subsidiaries for operating activities(1)(7)	592,730	(1,431,064)	(944,744)
Collection of loans by the consolidated affiliated entities from our subsidiaries for intra-group investing(2)	—	3,648,130	1,200,283
Cash paid as loans by the consolidated affiliated entities to our subsidiaries for intra-group investing(3)	(700,000)	(3,430,000)	(180,000)
Cash received by the consolidated affiliated entities from our subsidiaries for sale of intangible assets(4)	—	—	—
Cash paid by the consolidated affiliated entities to our subsidiaries for purchase of intangible assets(4)	—	—	—
Net cash received/(paid) for intra-group centralized cash management activities by the consolidated affiliated entities to our subsidiaries for investing activities(4)(7)	311,736	234,747	—
Repayment of loans by the consolidated affiliated entities to our subsidiaries for intra-group financing(5)	(4,679,877)	—	—
Cash received as loans by the consolidated affiliated entities from our subsidiaries for intra-group financing(6)	37,850	—	—

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

For the years ended December 31, 2023, 2024 and 2025, except as disclosed above, no transfers of other assets, dividends or distributions were made between the holding company, our subsidiaries, and the consolidated affiliated entities.

On March 9, 2023, our board of directors approved a revised semi-annual cash dividend policy. The policy stated that, starting from 2023, we would declare and distribute a recurring cash dividend semi-annually in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to approximately 20% to 40% of our net profit in such fiscal year, or as otherwise authorized by the board of directors. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon our operations and earnings, cash flow, financial condition, and other factors, and subject to adjustment and determination by the board of directors. We experienced net losses in the six-month periods ended June 30, 2025, and December 31, 2025. Consequently, our board of directors have decided not to declare any cash dividends for these periods. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Shares and ADSs—Although our board of directors has approved a revised semi-annual cash dividend policy, we may not pay dividends in the foreseeable future” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

For the years ended December 31, 2023, 2024 and 2025, total amount of dividends paid to our shareholders were RMB1,435.5 million, RMB5,132.6 million and nil.

In 2023, none of our PRC subsidiaries declared dividends to upper-level subsidiaries outside China. In 2024 and 2025, some of our PRC subsidiaries declared dividends to Harmonious Splendor Limited, our Hong Kong subsidiary, for an aggregate amount of RMB10.5 billion and RMB3.0 billion (US$0.4 billion), respectively.

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

Taxation Scenario
Statutory Tax and Standard
Hypothetical pre-tax earnings in the consolidated affiliated entities(1)	100.00%
Tax on earnings at statutory rate of 25% at the level of the wholly foreign-owned enterprise	(25.00)%
Net earnings available for distribution	75.00%
Withholding tax at standard rate of 10%(2)	(7.50)%
Net distributions to Lufax Holding Ltd/Shareholders	67.50%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.
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

Selected Condensed Consolidating Statements of Operations Information

	For the Year Ended December 31, 2025
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Technology platform-based income	—	5,458,357	15,872	113,878	—	5,588,107
Net interest income	—	13,194,380	—	—	—	13,194,380
Guarantee income	—	5,495,800	—	—	—	5,495,800
Other income	—	1,193,025	—	1,534	—	1,194,559
Investment income/(loss)	(1,079)	1,502,683	7,545	145,615	—	1,654,764
Share of net profit/(loss) of investments accounted for using the equity method	—	—	—	—	—	—
Inter-company revenues from transactions(1)(3)	32	38,339	1,217,797	15,026	(1,271,194)	—
Income/(loss) from subsidiaries and the consolidated affiliated entities(2)	(1,207,874)	756,478	495,355	—	(43,959)	—

Total income	(1,208,921)	27,639,062	1,736,569	276,053	(1,315,153)	27,127,610
Operating expenses	(272,236)	(9,549,507)	(889,571)	(74,852)	—	(10,786,166)
Credit impairment losses	(2,446)	(16,559,251)	—	3,281	—	(16,558,416)
Asset impairment losses	—	(28,306)	—	—	—	(28,306)
Finance costs	(666,521)	420,165	(7,183)	(4,799)	—	(258,338)
Other gain/(loss) – net	53,753	7,718	3,646	(139,247)	—	(74,130)
Inter-company expenses from transactions(1)(3)	(973)	(1,124,679)	(34,824)	(113,313)	1,273,789	—

Total expenses	(888,423)	(26,833,860)	(927,932)	(328,930)	1,273,789	(27,705,356)
Profit/(loss) before tax expense	(2,097,344)	805,202	808,637	(52,877)	(41,364)	(577,746)
Less: Income tax expense	(334)	(1,057,512)	(54,378)	(21,641)	—	(1,133,865)
Less: Deferred tax expenses from inter-company transactions	—	376	—	—	(376)	—

Net profit/(loss) for the year	(2,097,678)	(251,934)	754,259	(74,518)	(41,740)	(1,711,611)

Net profit/(loss) attributable to: Owners of Lufax Holding Ltd	(2,097,678)	(1,207,874)	754,259	(74,518)	528,133	(2,097,678)
Non-controlling interests	—	955,940	—	—	(569,873)	386,067

	(2,097,678)	(251,934)	754,259	(74,518)	(41,740)	(1,711,611)

	For the Year Ended December 31, 2024
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Technology platform-based income	—	8,048,649	56,278	56,095	—	8,161,022
Net interest income	—	12,311,328	—	—	—	12,311,328
Guarantee income	—	3,579,672	—	—	—	3,579,672
Other income	—	1,506,267	95	1,535	—	1,507,897
Investment income/(loss)	2,320	(881,027)	14,449	(181,562)	—	(1,045,820)
Share of net profit/(loss) of investments accounted for using the equity method	—	—	(691)	—	—	(691)
Inter-company revenues from transactions(1)(3)	—	3,941	1,482,977	554,293	(2,041,211)	—
Income/(loss) from subsidiaries and the consolidated affiliated entities(2)	(2,903,090)	(342,521)	(46,787)	—	3,292,398	—

Total income	(2,900,770)	24,226,309	1,506,321	430,361	1,251,187	24,513,408
Operating expenses	(147,294)	(12,170,974)	(1,118,372)	(205,088)	—	(13,641,728)
Credit impairment losses	(99)	(12,442,614)	—	(170,194)	—	(12,612,907)
Asset impairment losses	—	—	—	—	—	—
Finance costs	(644,964)	565,732	(2,616)	(2,971)	—	(84,819)
Other gain/(loss) – net	(172,472)	124,202	(190,825)	(13,544)	—	(252,639)
Inter-company expenses from transactions(1)(3)	(3,558)	(1,376,868)	(6,582)	(140,989)	1,527,997	—

Total expenses	(968,387)	(25,300,522)	(1,318,395)	(532,786)	1,527,997	(26,592,093)
Profit/(loss) before tax expense	(3,869,157)	(1,074,213)	187,926	(102,425)	2,779,184	(2,078,685)
Less: Income tax expense	(1,463)	(1,002,908)	(142,337)	(378,122)	—	(1,524,830)
Less: Deferred tax expenses from inter-company transactions	—	(125,104)	—	—	125,104	—

Net profit/(loss) for the year	(3,870,620)	(2,202,225)	45,589	(480,547)	2,904,288	(3,603,515)

Net profit/(loss) attributable to: Owners of Lufax Holding Ltd	(3,870,620)	(2,903,090)	45,589	(480,547)	3,338,048	(3,870,620)
Non-controlling interests	—	700,865	—	—	(433,760)	267,105

	(3,870,620)	(2,202,225)	45,589	(480,547)	2,904,288	(3,603,515)

	For the Year Ended December 31, 2023
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
	(restated)
Technology platform-based income	—	14,705,588	491,117	122,039	—	15,318,744
Net interest income	—	13,112,128	—	—	—	13,112,128
Guarantee income	—	4,392,376	—	—	—	4,392,376
Other income	—	1,389,165	—	1,737	—	1,390,902
Investment income/(loss)	8,105	(37,989)	36,155	73,705	—	79,976
Share of net profit/(loss) of investments accounted for using the equity method	—	—	(5,416)	—	—	(5,416)
Inter-company revenues from transactions(1)(3)	—	(26,829)	2,099,755	90,513	(2,163,439)	—
Income/(loss) from subsidiaries and the consolidated affiliated entities(2)	1,965,510	438,834	(4,026)	—	(2,400,318)	—

Total income	1,973,615	33,973,273	2,617,585	287,994	(4,563,757)	34,288,710
Operating expenses	(155,610)	(17,397,776)	(2,008,507)	(275,162)	—	(19,837,055)
Credit impairment losses	(7)	(12,758,759)	26,351	36,753	—	(12,695,662)
Asset impairment losses	—	—	(31,246)	—	—	(31,246)
Finance costs	(996,833)	649,491	(5,558)	3,660	—	(349,240)
Other gain/(loss) – net	(5,638)	345,002	(129,724)	3,318	—	212,958
Inter-company expenses from transactions(1)(3)	(5,903)	(1,822,148)	(61,255)	(311,248)	2,200,554	—

Total expenses	(1,163,991)	(30,984,190)	(2,209,939)	(542,679)	2,200,554	(32,700,245)
Profit/(loss) before tax expense	809,624	2,989,083	407,646	(254,685)	(2,363,203)	1,588,465
Less: Income tax expense	—	(674,189)	28,981	9,841	—	(635,367)

Net profit/(loss) for the year	809,624	2,314,894	436,627	(244,844)	(2,363,203)	953,098

Net profit/(loss) attributable to: Owners of Lufax Holding Ltd	809,624	1,965,510	436,627	(244,844)	(2,157,293)	809,624
Non-controlling interests	—	349,384	—	—	(205,910)	143,474

	809,624	2,314,894	436,627	(244,844)	(2,363,203)	953,098

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2025
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
ASSETS
Cash at bank	30,869	21,832,014	7,178	216,126	—	22,086,187
Restricted cash	4,288	18,309,492	5,976	715,398	—	19,035,154
Financial assets at fair value through profit or loss	280,110	33,518,378	5,036	863,049	—	34,666,573
Financial assets at fair value through other comprehensive income	—	6,182,229	—	—	—	6,182,229
Financial assets at amortized cost	—	—	—	—	—	—
Financial assets held under resale agreements	—	1,577,029	—	—	—	1,577,029
Accounts and other receivables and contract assets	25,776	3,945,739	162,944	105,673	—	4,240,132
Loans to customers	—	102,290,974	—	—	—	102,290,974
Investments accounted for using the equity method	—	—	—	—	—	—
Investment in subsidiaries and the consolidated affiliated entities(2)(6)	83,871,404	9,533,319	2,751,288	—	(96,156,011)	—
Assets arising from intra-group transactions(1)	—	638	3,854	9,636	(14,128)	—
Amounts due from consolidated entities(4)	8,049,645	1,153,506	8,047,349	2,956,631	(20,207,131)	—
Other assets(5)	—	17,582,541	256,217	197,611	—	18,036,369

Total assets	92,262,092	215,925,859	11,239,842	5,064,124	(116,377,270)	208,114,647
LIABILITIES
Payable to platform investors	—	23,873	21	643,900	—	667,794
Borrowings	5,752,193	57,673,604	110,116	—	—	63,535,913
Customer deposits	—	9,456,934	—	—	—	9,456,934
Bond payable	—	—	—	—	—	—
Financial assets sold under repurchase agreements	—	1,662,008	—	—	—	1,662,008
Accounts and other payables and contract liabilities	79,140	6,897,716	460,613	119,593	—	7,557,062
Payable to investors of consolidated structured entities	—	28,921,222	—	—	—	28,921,222
Convertible promissory notes payable	6,503,803	—	—	—	—	6,503,803
Optionally convertible promissory notes	—	—	—	—	—	—
Amounts due to consolidated entities(4)	1,126	10,868,003	828,006	8,509,996	(20,207,131)	—
Other liabilities(5)	95,667	7,238,979	293,266	140,924	—	7,768,836

Total liabilities	12,431,929	122,742,339	1,692,022	9,414,413	(20,207,131)	126,073,572
EQUITY
Total equity attributable to owners of the company(1)	79,830,163	83,871,404	9,547,820	(4,350,289)	(89,068,935)	79,830,163
Non-controlling interests(6)	—	9,312,116	—	—	(7,101,204)	2,210,912

Total equity	79,830,163	93,183,520	9,547,820	(4,350,289)	(96,170,139)	82,041,075

Total liabilities and equity	92,262,092	215,925,859	11,239,842	5,064,124	(116,377,270)	208,114,647

	As of December 31, 2024
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
ASSETS
Cash at bank	1,475,210	28,282,329	7,553	138,754	—	29,903,846
Restricted cash	—	13,404,670	581	726,783	—	14,132,034
Financial assets at fair value through profit or loss	65,437	18,929,688	517,435	843,254	—	20,355,814
Financial assets at fair value through other comprehensive income	—	1,156,095	—	—	—	1,156,095
Financial assets at amortized cost	—	—	—	1,499,000	—	1,499,000
Financial assets held under resale agreements	—	657,033	—	—	—	657,033
Accounts and other receivables and contract assets	63,202	5,813,138	209,624	130,686	—	6,216,650
Loans to customers	—	111,508,669	—	—	—	111,508,669
Investments accounted for using the equity method	—	—	—	—	—	—
Investment in subsidiaries and the consolidated affiliated entities(2)(6)	88,408,748	9,540,097	264,433	—	(98,213,278)	—
Assets arising from intra-group transactions(1)	—	3,702	5,041	8,073	(16,816)	—
Amounts due from consolidated entities(4)	1,259,432	369,774	9,077,150	2,473,019	(13,179,375)	—
Other assets(5)	—	17,705,206	283,120	119,176	—	18,107,502

Total assets	91,272,029	207,370,401	10,364,937	5,938,745	(111,409,469)	203,536,643
LIABILITIES
Payable to platform investors	—	38,367	—	683,191	—	721,558
Borrowings	3,165,276	47,889,172	60,127	—	—	51,114,575
Customer deposits	—	3,933,750	—	—	—	3,933,750
Bond payable	—	—	—	—	—	—
Financial assets sold under repurchase agreements	—	782,459	—	—	—	782,459
Accounts and other payables and contract liabilities	80,859	6,845,450	432,721	133,520	—	7,492,550
Payable to investors of consolidated structured entities	—	42,795,624	—	—	—	42,795,624
Convertible promissory notes payable	6,174,050	—	—	—	—	6,174,050
Optionally convertible promissory notes	—	—	—	—	—	—
Amounts due to consolidated entities(4)	1,077	3,845,534	40,137	9,292,627	(13,179,375)	—
Other liabilities(5)	78,065	6,474,918	275,040	96,297	—	6,924,320

Total liabilities	9,499,327	112,605,274	808,025	10,205,635	(13,179,375)	119,938,886
EQUITY
Total equity attributable to owners of the company(1)	81,772,702	88,408,748	9,556,912	(4,266,890)	(93,698,770)	81,772,702
Non-controlling interests(6)	—	6,356,379	—	—	(4,531,324)	1,825,055

Total equity	81,772,702	94,765,127	9,556,912	(4,266,890)	(98,230,094)	83,597,757

Total liabilities and equity	91,272,029	207,370,401	10,364,937	5,938,745	(111,409,469)	203,536,643

	As of December 31, 2023
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
	(restated)
ASSETS
Cash at bank	68,371	39,288,723	31,121	307,699	—	39,695,914
Restricted cash	—	12,875,918	—	540,697	—	13,416,615
Financial assets at fair value through profit or loss	—	22,417,743	500,798	1,844,664	—	24,763,205
Financial assets at fair value through other comprehensive income	—	—	—	—	—	—
Financial assets at amortized cost	—	92,962	—	1,665,121	—	1,758,083
Financial assets held under resale agreements	—	28,834	—	—	—	28,834
Accounts and other receivables and contract assets	111,852	6,268,019	365,317	602,499	—	7,347,687
Loans to customers	—	129,693,954	—	—	—	129,693,954
Investments accounted for using the equity method	—	—	2,609	—	—	2,609
Investment in subsidiaries and the consolidated affiliated entities(2)(6)	101,196,485	9,438,956	(1,702,510)	—	(108,932,931)	—
Assets arising from intra-group transactions(1)	—	3,702	70,309	9,200	(83,211)	—
Amounts due from consolidated entities(4)	762	701,520	10,542,393	2,313,929	(13,558,604)	—
Other assets(5)	—	16,743,493	428,622	503,054	—	17,675,169

Total assets	101,377,470	237,553,824	10,238,659	7,786,863	(122,574,746)	234,382,070
LIABILITIES
Payable to platform investors	—	121,273	—	864,488	—	985,761
Borrowings	4,080,860	34,692,296	50,128	—	—	38,823,284
Customer deposits	—	—	—	—	—	—
Bond payable	—	—	—	—	—	—
Financial assets sold under repurchase agreements	—	1,307,395	—	—	—	1,307,395
Accounts and other payables and contract liabilities	25,228	7,973,921	356,309	96,204	—	8,451,662
Payable to investors of consolidated structured entities	—	79,414,957	—	43,310	—	79,458,267
Convertible promissory notes payable	5,650,268	—	—	—	—	5,650,268
Optionally convertible promissory notes	—	—	—	—	—	—
Amounts due to consolidated entities(4)	639,976	2,381,188	21,534	10,515,906	(13,558,604)	—
Other liabilities(5)	45,734	6,758,324	352,779	54,937	—	7,211,774

Total liabilities	10,442,066	132,649,354	780,750	11,574,845	(13,558,604)	141,888,411
EQUITY
Total equity attributable to owners of the company(1)	90,935,404	101,196,485	9,457,909	(3,787,982)	(106,866,412)	90,935,404
Non-controlling interests(6)	—	3,707,985	—	—	(2,149,730)	1,558,255

Total equity	90,935,404	104,904,470	9,457,909	(3,787,982)	(109,016,142)	92,493,659

Total liabilities and equity	101,377,470	237,553,824	10,238,659	7,786,863	(122,574,746)	234,382,070

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2025
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash flows from operating activities
Inter-company cash flow(3)(7)	(31)	(2,270,837)	2,270,868	(944,744)	944,744	—
Reclassification(8)
Other operating activities	(214,381)	14,537,548	(1,775,105)	(75,013)	—	12,473,049
Net cash (used in)/generated from operating activities	(214,412)	12,266,711	495,763	(1,019,757)	944,744	12,473,049
Cash flows from investing activities
Inter-company cash flow(7)	—	(19,294)	964,038	—	(944,744)	—
Reclassification(8)
Payment for advances to consolidated entities	(9,575,030)	(200,000)	—	(180,000)	9,955,030	—
Receipts of repayments of the advances and capital return from consolidated entities	5,445,962	200,895	—	1,200,283	(6,847,140)	—
Receipts of dividends from consolidated entities	3,100,000	—	—	—	(3,100,000)	—
Capital contribution to consolidated entities	(730,472)	—	(2,000,000)	—	2,730,472	—
Proceeds and interest from sale of investment assets	1,392,986	62,465,344	1,000,155	2,872,801	—	67,731,286
Payment for acquisition of investment assets	(934,331)	(79,932,596)	(502,100)	(2,790,000)	—	(84,159,027)
Other investing activities	466	(32,363)	(7,391)	4	—	(39,284)
Net cash generated from/(used in) investing activities	(1,300,419)	(17,518,014)	(545,298)	1,103,088	1,793,618	(16,467,025)
Cash flows from financing activities
Inter-company cash flow(7)	—	—	—	—	—	—
Payment of dividends to consolidated entities		(3,100,000)	—	—	3,100,000	—
Repayment for advances and capital return to consolidated entities	(200,895)	(6,646,245)	—	—	6,847,140	—
Receipts of advances from consolidated entities	200,000	9,755,030			(9,955,030)
Capital contribution from consolidated entities		2,730,472			(2,730,472)
Proceeds from issuance of shares and other equity securities	129	(129)	—	—	—	—
Proceeds from exercise of share-based payment	—	129	—	—	—	129
Proceeds from borrowings	2,747,800	11,151,600	110,000			14,009,400
Repayment of interest expenses, borrowings, dividends, and principal of convertible promissory notes	(2,003,279)	(8,418,685)	(63,761)	—	—	(10,485,725)
Payment for repurchase of ordinary shares	—	—	—	—	—	—
Other financing activities	—	(202,177)	(4,187)			(206,364)
Net cash (used in)/generated from financing activities	743,755	5,269,995	42,052	—	(2,738,362)	3,317,440

	For the Year Ended December 31, 2024
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash flows from operating activities
Inter-company cash flow(3)(7)	—	(2,624,475)	2,396,302	(1,431,064)	1,659,237	—
Reclassification(8)	—	—	—	—	—	—
Other operating activities	(61,440)	3,726,892	(2,161,741)	3,400	309,660	1,816,771
Net cash (used in)/generated from operating activities	(61,440)	1,102,417	234,561	(1,427,664)	1,968,897	1,816,771
Cash flows from investing activities
Inter-company cash flow(7)	—	(254,701)	1,679,191	234,747	(1,659,237)	—
Reclassification(8)	—	—	—	—	—	—
Payment for advances to consolidated entities	(2,732,184)	(277,437)	(1,920,000)	(3,430,000)	8,359,621	—
Receipts of repayments of the advances and capital return from consolidated entities	1,477,282	925,012	—	3,648,130	(6,050,424)	—
Receipts of dividends from consolidated entities	11,450,000	—	—	—	(11,450,000)	—
Capital contribution to consolidated entities	(781,962)	—	—	—	781,962	—
Proceeds and interest from sale of investment assets	235,135	61,796,807	—	2,372,250	(309,660)	64,094,532
Payment for acquisition of investment assets	(972,594)	(58,035,455)	—	(1,656,500)	—	(60,664,549)
Other investing activities	(861,013)	33,465	(20,187)	86,767	—	(760,968)
Net cash generated from/(used in) investing activities	7,814,664	4,187,691	(260,996)	1,255,394	(10,327,738)	2,669,015
Cash flows from financing activities
Inter-company cash flow(7)	—	—	—	—	—	—
Payment of dividends to consolidated entities	—	(11,450,000)	—	—	11,450,000	—
Repayment for advances and capital return to consolidated entities	(925,012)	(5,125,412)	—	—	6,050,424	—
Receipts of advances from consolidated entities	277,438	8,082,183	—	—	(8,359,621)	—
Capital contribution from consolidated entities	—	781,962	—	—	(781,962)	—
Proceeds from issuance of shares and other equity securities	2,172	—	—	—	—	2,172
Proceeds from exercise of share-based payment	—	—	—	—	—	—
Proceeds from borrowings	2,238,818	6,743,000	60,000	—	—	9,041,818
Repayment of interest expenses, borrowings, dividends, and principal of convertible promissory notes	(8,622,032)	(11,313,216)	(52,648)	(48,333)	—	(20,036,229)
Payment for repurchase of ordinary shares	—	—	—	—	—	—
Other financing activities	—	(285,130)	(4,485)	—	—	(289,615)
Net cash (used in)/generated from financing activities	(7,028,616)	(12,566,613)	2,867	(48,333)	8,358,841	(11,281,854)

	For the Year Ended December 31, 2023
	Lufax Holding Ltd	Subsidiaries That Are Not Primary Beneficiaries of Consolidated Affiliated Entities	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities and Consolidated Affiliated Entities’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
	(restated)
Cash flows from operating activities
Inter-company cash flow(3)(7)	—	(2,702,602)	1,941,230	592,730	168,642	—
Reclassification(8)	—	—	—	(538,060)	538,060	—
Other operating activities	(44,192)	12,942,941	(793,439)	615,102	—	12,720,412
Net cash (used in)/generated from operating activities	(44,192)	10,240,339	1,147,791	669,772	706,702	12,720,412
Cash flows from investing activities
Inter-company cash flow(7)	(4,600)	359,783	(802,767)	311,736	135,848	—
Reclassification(8)	—	—	—	538,060	(538,060)	—
Payment for advances to consolidated entities	(948,295)	(5,304,798)	—	(700,000)	6,953,093	—
Receipts of repayments of the advances and capital return from consolidated entities	1,669,873	10,008,874	—	—	(11,678,747)	—
Receipts of dividends from consolidated entities	5,744,880	—	—	—	(5,744,880)	—
Proceeds and interest from sale of investment assets	774,498	63,060,415	1,723,709	2,539,903	—	68,098,525
Payment for acquisition of investment assets	—	(70,191,085)	(500,000)	(859,230)	—	(71,550,315)
Other investing activities	—	(19,466)	1,907	(181)	—	(17,740)
Net cash generated from/(used in) investing activities	7,236,356	(2,086,277)	422,849	1,830,288	(10,872,746)	(3,469,530)
Cash flows from financing activities
Inter-company cash flow(7)	—	304,490	—	—	(304,490)	—
Payment of dividends to consolidated entities	—	(5,833,440)	—	—	5,833,440	—
Repayment for advances and capital return to consolidated entities	(4,695,913)	(1,669,873)	(633,084)	(4,679,877)	11,678,747	—
Receipts of advances from consolidated entities	5,266,949	1,648,294	—	37,850	(6,953,093)	—
Proceeds from issuance of shares and other equity securities	—	—	—	—	—	—
Proceeds from exercise of share-based payment	252	—	—	—	—	252
Proceeds from borrowings	4,069,584	10,498,705	50,178	—	—	14,618,467
Repayment of interest expenses, borrowings, dividends, and principal of convertible promissory notes	(14,297,545)	(19,286,575)	(1,451,039)	—	—	(35,035,159)
Payment for repurchase of ordinary shares	—	—	—	—	—	—
Other financing activities	854,624	(654,457)	(31,685)	—	—	168,482
Net cash (used in)/generated from financing activities	(8,802,049)	(14,992,856)	(2,065,630)	(4,642,027)	10,254,604	(20,247,958)

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

Primary beneficiaries of consolidated affiliated entities provide technical and consulting service and provide advances to consolidated affiliated entities to operate their business, the primary beneficiaries of consolidated affiliated entities charged service in the amounts of RMB165.1 million, nil and RMB6.4 million, and charged finance cost in the amounts of RMB133.0 million, RMB141.4 million and RMB121.0 million from consolidated affiliated entities and consolidated affiliated entities’ subsidiaries for the years ended December 31, 2023, 2024 and 2025, respectively.

For the years ended December 31, 2023, 2024 and 2025, cash paid by consolidated affiliated entities and consolidated affiliated entities’ subsidiaries to the primary beneficiaries of consolidated affiliated entities for technical and consulting service fees was nil, nil, and nil respectively.

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

(6)

In April 2020, one subsidiary of Lufax Holding Ltd included in the “subsidiaries that are not primary beneficiaries of consolidated affiliated entities” column in the above schedules, two subsidiaries included as “primary beneficiaries of consolidated affiliated entities” and Ping An Group entered into a joint investment of the establishment of Ping An Consumer Finance Co., Ltd., or Ping An Consumer Finance. After the investment, our company as a whole was able to control Ping An Consumer Finance. The shareholding ratio between the subsidiary included in the “subsidiaries that are not primary beneficiaries of consolidated affiliated entities” column and the other two subsidiaries included as “primary beneficiaries of consolidated affiliated entities” was 28%, 27% and 15% as of December 31, 2025. In this consolidated affiliated entity consolidating schedule, Ping An Consumer Finance’s financial information was recorded in the “subsidiaries that are not primary beneficiaries of consolidated affiliated entities” column. The three subsidiaries applied equity method in accounting for their investments in Ping An Consumer Finance. Each of the three subsidiaries has significant influence but not control over Ping An Consumer Finance. Total assets for Ping An Consumer Finance was RMB40,591.2 million, RMB54,245.1 million and RMB64,105.5 million as of December 31, 2023, 2024 and 2025. Total liabilities for Ping An Consumer Finance was RMB35,481.1 million, RMB48,118.2 million and RMB56,780.2 million as of December 31, 2023, 2024 and 2025. Investments in Ping An Consumer Finance and Ping An Rongyi (Heilongiiang) Information Service included in “primary beneficiaries of consolidated affiliated entities” was RMB2,150 million, RMB4,531 million and RMB7,098 million as of December 31, 2023, 2024 and 2025.

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

Previously, we shared credit risk with our funding partners by utilizing a combination of our licensed financing guarantee subsidiary and collaborations with third-party credit enhancement providers. In the fourth quarter of 2023, we successfully completed the transformation of our business model, such that our licensed financing guarantee subsidiary provides a guarantee for nearly every new loan transaction (excluding certain consumer finance loan products and referral products) without the use of third-party credit enhancement. As a result, the percentage of outstanding loans with credit risk exposure for our company has increased from 39.8% as of December 31, 2023 to 74.5% as of December 31, 2024, and further to 91.4% as of December 31, 2025. As we increase the volume of outstanding loans on which we bear credit risk, our direct exposure to the risk of loss stemming from any failure to effectively evaluate borrowers’ credit profiles or manage default risks has also increased. The profitability of this update to our business model has yet to be proven.

In addition, we acquired a nationwide microloan license—also commonly known as a small lending license—in July 2024 and began providing new loans under this license in August 2024. By the end of 2025, we had issued approximately RMB10.6 billion in loans under this new license. We believe that this microloan license has the potential to further reduce our funding costs, diversify our product portfolio, and enhance our capital management efficiency. However, the realization of these benefits is subject to various uncertainties, including our ability to effectively scale operations under the new license, manage credit and operational risks, and adapt to evolving regulatory requirements. As a result, our goals may not be achieved as planned or at all.

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

If we are unable to launch new products or develop new marketing channels in a timely manner, our business and results of operations may be materially and adversely affected.

The market for loan products is increasingly competitive, with a growing variety of products targeting increasingly segmented customer groups and distributed through diverse marketing channels. While we seek to maintain the distinctive features and advantages of our existing products and marketing channels and to reduce resource allocation to underperforming products and channels, we must also continuously develop new products and identify new marketing channels for both our existing and new products in order to remain competitive.

There can be no assurance that we will be able to anticipate or respond to changing market conditions, customer preferences, or competitive dynamics in a timely manner, or at all. Our ability to develop and launch new products and marketing channels is subject to a number of risks and uncertainties, including our resource constraints, the pace of technological change, regulatory developments and the actions of our competitors. In particular, we may be unable to launch new products or develop new channels at a pace sufficient to keep up with the latest market developments, and any new products we launch or new channels we develop may not achieve the market acceptance or competitive positioning necessary to generate the returns we anticipate.

If we are unable to successfully develop, launch, and market new loan products or effectively expand our marketing channels, or if our new products or channels fail to achieve effective market performance, our competitive position could be weakened, and our business, financial condition, and results of operations could be materially and adversely affected.

We incurred net losses in 2024 and 2025, and we may not achieve profitability in the future.

We experienced net losses in 2024, marking the first fiscal year of a net loss since our initial public offering in 2020, and also incurred net losses in 2025. We cannot assure you that we will achieve profitability in the future. Our ability to achieve profitability depends on several factors, including:

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

On April 24, 2026, PRC regulatory authorities jointly issued the Measures for Administration of Internet Marketing of Financial Products, which will take effective on September 30, 2026. These measures impose strict regulatory requirements on internet platforms engaged in marketing financial products. Notably, third-party online platforms are explicitly prohibited from intervening in core sales processes, including executing sale contracts, transferring funds, and conducting suitability or loan limit evaluations. They are also prohibited from engaging in interactive consultation regarding financial products with consumers and investors. Furthermore, network marketing service fees must be reasonably priced to match service quality. Consequently, our retail credit and enablement business will be subject to heightened compliance requirements and operational restrictions.

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

We have increased the percentage of outstanding loans with credit risk exposure for our company from 39.8% as of December 31, 2023, to 74.5% as of December 31, 2024, and further to 91.4% as of December 31, 2025. We expect this percentage to increase as we seek to guarantee larger proportion of loans. Under this business model, our licensed financing guarantee subsidiary will provide a guarantee for most new loan transactions (excluding certain consumer finance loan products), with the goal of reducing the proportion of loans outstanding with third-party credit enhancement. As the volume of outstanding loans on which we bear credit risk increases, our direct exposure to the risk of loss stemming from any failure to effectively evaluate borrowers’ credit profiles or manage default risks also increases. As of December 31, 2023, 2024 and 2025, the outstanding balance of loans on which we bore credit risks totaled RMB125.6 billion, RMB161.5 billion and RMB168.0 billion (US$24.0 billion), respectively. In 2023, 2024 and 2025, we made a payment of RMB10.8 billion, RMB7.9 billion and RMB9.3 billion (US$1.3 billion), respectively, to our funding partners for claims against defaults.

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

Our funding partners are subject to PRC laws and regulations, and they may have to cease or modify their operations and cooperation with us as a result of existing or new regulatory requirements. For example, in July 2020, the China Banking and Insurance Regulatory Commission issued the Interim Measures for the Administration of Online Loans by Commercial Banks to provide detailed rules on online loans provided by commercial banks. On February 19, 2021, the China Banking and Insurance Regulatory Commission further issued the Notice of Further Regulating Online Loan Business of Commercial Banks, also known as Circular 24, supplementary to the Interim Measures for the Administration of Online Loans by Commercial Banks. Circular 24 reiterates that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the key procedures of loan management. Moreover, regional commercial banks are prohibited from engaging in an online loan business outside the region of their registration. In addition, under Circular 24, the China Banking and Insurance Regulatory Commission and its local offices shall, under the principle of “one policy for one bank and smooth transition” urge commercial banks to rectify their non-compliant online loan business. It is also provided that Circular 24 will apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. These rules and regulations may require some of our funding partners to evaluate their cooperation entities and adjust their cooperation with us and thus may potentially have a material impact on the availability of our funding. Further, on April 1, 2025, the NFRA issued the Notice on Strengthening the Management of Internet Lending Facilitation Business of Commercial Banks and Enhancing the Quality and Efficiency of Financial Services, referred to as the “Notice 9”. The Notice 9 clarifies that internet lending facilitation falls within the scope of internet loans, requiring commercial banks to adhere to the principle of centralized management by the head office. Commercial banks shall implement a name-list management system for platform operation institutions and credit enhancement service institutions, disclose the list publicly, and are prohibited from cooperating with institutions outside the list. Meanwhile, commercial banks must independently conduct loan risk assessment and approval, prohibit cooperative institutions from interfering with independent review, incorporate the balance of credit enhancement services into unified credit management, strictly control the comprehensive financing costs, and standardize the disclosure. If we fail to be included on the list of our partnering commercial banks, or if we are subsequently removed from their lists due to compliance, operational, reputational or other concerns, our partnering commercial banks may be required to cease their cooperation with us. This would curtail our access to funding from these financial institutions and impair our ability to enable new loans.

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

Starting in 2024, we introduced a strategy to support the growth of our core retail credit and enablement business and consumer finance business that centers on our key licenses: our financing guarantee business license, consumer finance business license and microloan business license in the PRC, as well as the banking license for Ping An Digital Bank in Hong Kong, all of which we are required to renew and maintain according to certain legal requirements. For details of these requirements, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation” in this annual report. However, there is no assurance that we will be able to maintain or renew such licenses, permits and certificates upon their expiration. In addition, the eligibility criteria for such licenses, permits and certificates may change from time to time and we may be required to observe stricter compliance standards in respect of such licenses, permits and certificates. In the event of the introduction of any new laws and regulations or changes in the interpretation of any existing laws and regulations that increase compliance costs for us, or prohibit or make it more expensive for us to continue with the operation of any part of our business, our business, financial condition and results of operations may be materially and adversely affected.

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

To facilitate the exit of investors after we discontinued our enablement of the offering of B2C products in the second half of 2017, we decided to repurchase certain trust plans, asset management plans and debt investments from our investors as a one-time event. The performance of these trust plans, asset management plans and debt investments, with an aggregate net balance of RMB0.6 billion as of December 31, 2025, may continue to have an adverse impact on our financial condition. We have been pursuing claims against the debtors related to some of our historical B2C products for several years. While none of these claims is considered material to our business on an individual basis, the overall results of these ongoing litigations may have continued impact on our financial condition. We are currently unable to estimate the possible outcome or possible range of recovery, if any, associated with the resolution of these cases, and adverse outcome of our claims could have a material adverse effect on our business, results of operations, cash flows and reputation.

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

In addition to rules, opinions and decisions issued by the PRC courts, we and our business partners are also subject to regulatory agencies’ requirements, supervision or guidance. We have lowered the APR on loans we enable since early September 2020 and may further lower the APR or even be required to change our charging strategies from time to time as a result of changes in regulation or our business strategy. On December 19, 2025, the People’s Bank of China and the National Financial Regulatory Administration jointly issued the Guidelines on the Management of Comprehensive Financing Costs of Microloan Companies, which provide that local financial regulatory authorities should guide microloan companies to gradually reduce the comprehensive financing cost of newly issued loans to no more than four times the one-year loan primary rate. We may also reduce our outstanding loan volumes, significantly modify our fee rate structure within a prescribed period of time or modify our business cooperation model with third-party business partners. If we are unable to comply with such regulatory requirements, supervision or guidance, we may be deemed to be charging above the maximum interest rates permitted by the relevant laws, regulations, policies or guidance, and as a result, we could be subject to orders of suspension, cessation or rectification, cancelation of qualifications, or other penalties, and our business, financial condition, results of operations and our cooperation with business partners could be materially and adversely affected as a result. See “—Our business is subject to laws, regulations, and supervision by national, provincial and local government and judicial authorities, industry associations and other regulatory bodies. The laws, regulations and official guidance relating to our business are complex and evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we have been modifying and may need to continue to modify our business operations in response to changes in laws and regulations.”

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

Ongoing regulatory efforts to guide loan interest rates downward in China may compress our margins and materially and adversely affect our profitability, business, financial condition and results of operations.

PRC regulatory authorities have been continuously guiding financial institutions and loan service providers to reduce the interest rates and comprehensive financing costs charged to borrowers, particularly small and micro enterprises. The People’s Bank of China has reduced the one-year Loan Prime Rate, or LPR, multiple times in recent years. Because the LPR serves as the benchmark for loan pricing throughout the financial system, and is also used to determine the judicial interest rate cap applicable to private lending, each reduction in the LPR has a compounding effect on the maximum interest rates and fees that we and our funding partners may charge to borrowers. On December 19, 2025, the People’s Bank of China and the National Financial Regulatory Administration jointly issued the Guidelines on the Management of Comprehensive Financing Costs of Microloan Companies, which provide that local financial regulatory authorities should guide microloan companies to gradually reduce the comprehensive financing cost of newly issued loans to no more than four times the one-year LPR. These regulatory-driven reductions in loan interest rates may materially compress our net interest margins and overall take rates. As the interest rates and fees we are permitted or guided to charge borrowers decline, our ability to maintain adequate spreads between our funding costs and the yields on loans we enable may be significantly impaired.

In addition, regulatory-driven interest rate reductions may exacerbate competitive pressures from traditional financial institutions, such as commercial banks, which generally have access to lower-cost funding sources including customer deposits. As prevailing loan rates decline, the pricing differential between the credit products we enable and those offered directly by banks may narrow, reducing the relative cost advantage that borrowers may have historically perceived in our products and services. This may make it more difficult for us to attract and retain borrowers, particularly higher-quality borrowers who may increasingly be able to obtain financing directly from banks at lower rates. Furthermore, the ongoing decline in loan interest rates may adversely affect the willingness of our funding partners to continue providing funding for the loans we enable, as lower loan yields reduce the returns available to funding partners and may make their cooperation with us less economically attractive. If funding partners reduce their funding commitments or demand more favorable terms in response to declining loan yields, our access to funding may be constrained, our funding costs as a proportion of loan yields may increase, and our ability to enable new loans may be adversely affected. If we are unable to adequately offset the impact of declining loan interest rates through cost reductions, operational efficiencies, increased loan volumes or other measures, our business, financial condition, results of operations and profitability may be materially and adversely affected.

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

Moreover, the current regulatory regime for debt collection in the PRC has been evolving. The Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, and subsequent rules and regulations provide that no institution or third-party agency shall collect loans by actual or threatened violence, intimidation, insult, defamation, harassment, disseminating private information, or other ways that cause harm. The Interim Measures for the Supervision and Administration of Microloan Companies, issued by the National Financial Regulatory Administration and effective on December 31, 2024, provide that microloan companies and their cooperating loan collection agencies may not (i) impersonate administrative or judicial authorities or other entities to carry out collection activities; (ii) use violence, threats, insults, defamation, intimidation, stalking, harassment, misleading tactics, deception, or other prohibited means to carry out collection activities; (iii) illegally take possession or dispose of the borrower’s property; (iv) disseminate the private information of the borrower or guarantor, or publicly disclose their identity, address, workplace, contact information, contacts, and other information illegally; (v) carry out collection activities against entities or individuals other than those responsible for fulfilling the debt obligation; (vi) otherwise take actions to collect loans through illegal or improper means. In addition, microloan companies may not entrust agencies with a record of illegal or non-compliant collection practices to carry out loan collection on their behalf. If a microloan company discovers that an entrusted agency has engaged in the prohibited behaviors set out above, the microloan company must immediately cease cooperating with that entrusted agency and promptly report the illegal or non-compliant actions to the authorities. However, there is uncertainty with respect to the definition and interpretation of the prohibited conducts. We may also be subject to new regulations that require licenses or certain qualifications for conducting a loan collection business. Also, we cannot assure you that our collection team or third-party collection service providers have not engaged in or will not engage in any aggressive practices or misconduct as part of their collection efforts. Any such historical or future misconduct by our collection team or the third-party service providers we work with, or the perception that our collection practices are aggressive or not compliant with the relevant laws and regulations, may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to decrease in the willingness of prospective borrowers to apply for loans, as well as orders of suspension or rectification, cancellation of qualifications or fines and penalties imposed by the regulatory authorities, any of which may have a material adverse effect on our results of operations.

Increasingly stringent regulatory policies governing loan collection in China could result in decreased recovery rates and increased compliance costs, which may materially and adversely affect our business, financial condition and results of operations.

In recent years, PRC regulatory authorities have intensified their oversight of post-loan debt collection practices in the consumer credit and micro-lending sectors. Various government departments have issued regulations and guidelines imposing stringent restrictions on the timing, frequency and permissible channels of collection activities, as well as requirements for the protection of borrowers’ personal information, including the Notices on Regulating Financial SMS and Voice Collection Behaviors, the Rules on the Management of Bank Cooperative Agencies and the Guidelines for Debt Collection in Personal Consumer Loan Business of Financial Institutions (Trial), among others. For example, these regulations prohibit the use of violence, intimidation or frequent harassment of borrowers, as well as unauthorized contact with third parties, and require loan facilitators and financial institutions to closely monitor third-party collection agencies.

If borrowers fail to repay on time, our collection process will be initiated, which involves AI, our collection professionals and, to a limited extent, third-party collection agencies. Although we have established internal control mechanisms, standardized collection protocols and screening procedures for the third-party agencies, we cannot assure you that our collection professionals or third-party agencies will at all times fully comply with all applicable laws, regulations and our internal policies.

Our collection professionals or the third-party collection agencies may engage in non-compliant conducts during the collection process, including making excessive calls, sending non-compliant text messages or misusing borrowers’ personal information, which may be difficult to detect or prevent and may be beyond our control. In such cases, we may be subject to penalties imposed by regulatory authorities, including warnings, fines, suspension or revocation of business licenses or qualifications, or mandatory termination of our relationships with funding partners (such as commercial banks). In addition, compliance with these stringent regulations may limit the effectiveness of our collection efforts, potentially resulting in lower recovery rates. Moreover, in order to meet these heightened regulatory requirements, we may need to devote significant additional resources to upgrading our compliance monitoring systems and strengthening our oversight of third-party collection agencies, which would increase our operational costs. Any of the foregoing could materially and adversely affect our reputation, business, financial condition and results of operations.

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

The volume of new loans we enable is one of the key metrics for our financial performance. Our total volume of new loans slightly increased from RMB208.0 billion in 2023 to RMB213.1 billion in 2024, and further to RMB214.0 billion (US$30.6 billion) in 2025. The success of our business depends on whether we can retain existing borrowers and continually attract additional borrowers and funding partners.

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

We generate a significant part of our income from the retail credit and enablement service fees we charge. Our retail credit and enablement service fees decreased from RMB15.1 billion in 2023 to RMB8.1 billion in 2024, and further to RMB5.5 billion (US$0.8 billion) in 2025 representing 44.1% of our total income in 2023, 32.9% in 2024, and 20.3% in 2025. Decreases in our retail credit and enablement service fees have a substantial and adverse impact on our income and profitability. For example, our borrowers’ repayment behaviors and early repayment options affect the effective tenors of the loans we enable. Borrowers’ early repayments of loans reduce the number of months that our retail credit and enablement service fees or interest income can be recognized and thus affect the total amount of our fees and interest income in absolute terms. In the event that the amount of retail credit and enablement service fees we charge for loans we enabled continue to decrease in the future and we are not able to reduce our costs and expenses, our business, financial condition and results of operations will be harmed.

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

Errors, misconduct and illegal activities by our employees, or even unsubstantiated allegations of them, could result in a material adverse effect on our reputation and our business. It is not always possible to identify and deter misconduct or errors by employees or third-party partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees engages in misrepresentation, illegal or suspicious activities or other misconduct, we could suffer economic losses and may be subject to regulatory sanctions and significant legal liability, and our financial condition, customer relationships and our ability to attract new customers may be adversely affected as a result. If any sanction was imposed against an employee during his employment with us, even for matters unrelated to us, we may be subject to negative publicity which could adversely affect our brand, public image and reputation, as well as potential challenges, suspicions, investigations or alleged claims against us. We could also be perceived to have enabled or participated in the misrepresentation, illegal activities or misconduct, and therefore be subject to civil or criminal liability. See “—Fraudulent activities on our mobile apps could negatively impact our operating results, brand and reputation and cause the use of our retail credit and enablement products and services to decrease.” See “Item 4. Information on the Company—History and Development of the Company—Recent Developments.” In addition, if any third-party business partners or service providers become unable to continue to provide services to us or cooperate with us as a result of regulatory actions, our business, results of operations and financial condition may also be materially and adversely affected.

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

Our Chongqing microloan subsidiary, which ceased funding new loans in 2020, was fined RMB340,000 (US$46,580) by the Chongqing Branch of the People’s Bank of China in July 2021 for non-compliance issues that occurred in 2017. These included delayed responses to objections regarding personal credit information. The fine has been fully paid, and we have completed all required rectifications. As of December 31, 2025, there was no legacy loan balance of our Chongqing subsidiary. We cancelled the microloan business license of our Chongqing subsidiary in October 2024.

Despite these measures, we may be subject to further regulatory warnings, correction orders, condemnation and fines regarding our historical microloan business and may be required to further modify our business if it is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance in the future.

Moreover, we acquired a nationwide microloan license—also commonly known as a small lending license—in July 2024 and began providing new loans under this license in August 2024. This nationwide license enables us to offer microloans across China. By the end of 2025, we had issued approximately RMB10.6 billion in loans under this license. We believe this license offers significant potential to reduce funding costs, diversify our product offerings, and enhance capital management efficiency. However, the realization of these benefits is subject to various uncertainties, including regulatory risks. If our new microloan company is found to have violated any national, provincial, or local laws, regulations, or regulatory guidance, we could face warnings, correction orders, penalties, or fines. Such developments may require further modifications to our business operations and adversely impact our financial and operational performance.

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

Our brand and reputation are integral to our acquisition of borrowers and institutional partners. Our marketing channels include traditional marketing media, social media, word of mouth and channel partners. As part of our overall effort to reduce our expenses, we have reduced our sales and marketing expenses from RMB9.9 billion in 2023 to RMB5.4 billion in 2024, and further to RMB4.0 billion (US$0.6 billion) in 2025. If our current marketing efforts and channels are less effective or become inaccessible to us, or if we are unable to operate such channels as effectively with fewer resources or we cannot penetrate the market with new channels, we may not be able to promote and maintain our brands and reputation to maintain or grow the existing app user base.

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

If our AI applications fail to produce accurate results, our cooperation with financial institution partners may be adversely affected.

The application of AI is becoming increasingly widespread, and to enhance customer experience, we have deployed AI tools across our business processes. If such AI applications fail to produce accurate and reliable results due to algorithmic deficiencies, training data bias, model iteration delays or computational limitations, the decision support or operational optimization services we provide to our financial institution partners may be materially impaired. Such circumstances could undermine the technological trust that our partners place in us, thereby adversely affecting the stability of our business cooperations, the continuity of our business income and our market reputation. In addition, the AI tools we deploy are subject to PRC laws and regulations relating to data security, privacy and cybersecurity. Any failure to comply, or perceived failure to comply, with such laws and regulations, including any potentially biased or inappropriate decisions made by our AI applications, could have an adverse effect on our business.

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

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability and penalties for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

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

We are subject to anti-corruption and anti-bribery laws, trade sanction laws and export control laws, violation of which could adversely affect our reputation, business, prospects, operating results and financial condition.

We are subject to the Foreign Corrupt Practices Act, or the FCPA, and other anti-corruption laws, trade sanction laws and export control laws, violation of which could adversely affect our reputation, business, prospects, operating results and financial condition.

We are subject to anti-corruption and anti-bribery laws, including China’s anti-corruption laws and the U.S. FCPA, which generally prohibits companies listed in the U.S., their employees, and anyone acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business and which generally requires an “issuer” like us to maintain accurate books and records. Our company policies require that our employees comply with applicable laws. However, there is no assurance that such policies will work effectively or protect us from liability under the FCPA or other anti-corruption laws for actions taken by our employees with respect to our business. If we are found to be in violation of the FCPA and other applicable anti-corruption laws, we may be subject to penalties and other remedial measures, which may have an adverse impact on our reputation, business and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by government authorities may cause us to incur significant expenses, divert management attention, and adversely affect our business and results of operations.

In addition, any changes in trade sanctions laws or export control laws may also restrict our business practices. Violations of these laws and regulations could result in significant fines, civil, criminal or administrative sanctions against us, our directors and officers or our employees, requirements to obtain export licenses, disgorgement of profits, prohibitions on the conduct of our business and our inability to market our services. Any changes to or violations of such laws could materially damage our reputation, brand, expansion efforts, ability to attract and retain customers and agents as well as our business, prospects, operating results and financial condition.

The Company is committed to the highest standards of corporate governance, ethics, and integrity, and continues to assess and improve its internal controls environment on a regular basis to mitigate any identified and potential legal and compliance risks, enhance tone-from-the-top, and strengthen employees’ ethical and compliance awareness. See “Item 4. Information on the Company—History and Development of the Company—Recent Developments—Remedial Actions and Improvement of Internal Controls” and “Item 15. Controls and Procedures—Management’s Plan for Remediation of Material Weaknesses.”

We may need additional capital to accomplish our business objectives, pursue business opportunities and maintain and expand our business, and financing may not be available on terms acceptable to us, or at all.

As of December 31, 2025, we held RMB22.1 billion (US$3.2 billion) in cash at bank. Historically, we have issued equity and convertible debt securities to support the growth of our business. As we intend to continue to make investments to support the growth of our business, we may require additional capital to accomplish our business objectives and pursue business opportunities, and maintain and expand our business, including developing new products and services, further enhancing our risk management capabilities, increasing our marketing expenditures to improve brand awareness, enhancing our operating infrastructure, acquiring complementary businesses and technologies, obtaining necessary approvals, licenses or permits and pursuing international expansion.

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

We have adopted the share incentive plans for the purposes of attracting and retaining the best available personnel by linking the personal interests of our employees to our success and by providing such individuals with an incentive for outstanding performance to generate superior returns for the shareholders. As of December 31, 2025, options to purchase a total of 8,826,072 shares and performance share units to receive a total of 833,180 ordinary shares were outstanding under the share incentive plans. We reversed RMB36 million of share-based compensation expenses in 2023, reversed share-based compensation expenses of RMB18 million in 2024, and recognized RMB0.4 million US$0.05 million in 2025. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We operate our businesses primarily in leased properties in Shenzhen, Shanghai, Chongqing and other cities in China. With respect to a portion of such leased properties, the lessors failed to provide title certificates evidencing property ownership of these lessors. According to PRC laws and regulations, where a landlord lacks title evidence or rights to lease, the lease contracts may be terminated or deemed unenforceable under PRC laws and regulations, and may also be subject to challenge by third parties.

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

As previously disclosed in our Form 6-K dated January 27, 2025, our Form 6-K dated April 23, 2025 and our Form 6-K dated January 27, 2026, our audit committee engaged a leading international law firm and forensic accounting experts from an international consulting firm that is not our auditor (the “Investigation Team”), to conduct an independent investigation into certain transactions (“Subject Transactions”). To ascertain whether there were additional transactions of a similar nature as the Subject Transactions, the Investigation Team, under the instruction of the Audit Committee, conducted a supplemental investigation (the “Supplemental Investigation”). Our independent auditors also conducted a re-audit of our financial results for the years ended December 31, 2022 and 2023. For more details, see “Item 4.A. History and Development of the Company—Recent Developments” in this annual report and “Item 16F” of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on February 17, 2026.

In connection with the matters that were subject to the Independent Investigation and the Supplemental Investigation, our independent auditors found that certain line items were inaccurately recorded in the consolidated financial statements that we had previously issued. For example, the total amount of overstated total income for the year ended December 31, 2022 as previously reported on our Form 20-F filed with the SEC on April 7, 2023 was RMB493.8 million, and the total amount of understated total income for the year ended December 31, 2023 as previously filed with the SEC on April 23, 2024 was RMB33.3 million, representing approximately 0.9% and 0.1% of the total income previously reported by us for such years, respectively, and the adjustment to total expenses was approximately RMB473.5 million and RMB90.0 million for the years ended December 31, 2022 and 2023, respectively, resulting in a decrease in net profit of RMB917.0 million and RMB81.4 million for the years ended December 31, 2022 and 2023.

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

We have entered into indemnification agreements with our directors, and our articles of association require us, to the fullest extent permitted by Cayman Islands law, to indemnify each of our directors who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of our company. Although we maintain insurance coverage in amounts and with deductibles that we believe are appropriate for our operations, our insurance coverage may not cover all claims that may be brought against us or our current and former directors and officers, and insurance coverage may not continue to be available to us at a reasonable cost. As a result, we may be exposed to substantial uninsured liabilities, including pursuant to our indemnification obligations, which could materially and adversely affect our business, prospects, results of operations and financial condition.

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

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the years ended December 31, 2023, 2024 and 2025, identified three material weaknesses in our internal control over financial reporting as of December 31, 2025, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. The material weaknesses that were identified and that continued to exist as of December 31, 2025 are summarized as follows: (i) we did not design and maintain an effective control environment at the Company that demonstrated our commitment to maintaining integrity and ethical values, (ii) we did not design and maintain certain effective controls over the financial reporting process including maintaining accounting policies that are commensurate with IFRS Accounting Standard, and (iii) we did not design and maintain effective management review controls over the development of the underlying assumptions and the completeness and accuracy of the data used in determining certain accounting estimates. We have implemented and are continuing to implement a number of measures to address the material weaknesses and deficiencies that have been identified. For details, see “Item 15. Controls and Procedures.” However, we cannot assure you that we will be able to continuously implement these measures to effectively remediate our material weaknesses, or that we will not identify additional material weaknesses or significant deficiencies in the future.

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

Ping An Group is not only our controlling shareholder but also a key business partner. Our partnership with Ping An Group and its related parties has been a major contributor to our growth. In 2023, 2024 and 2025, we provided a number of services to Ping An Group, including loan account management, wealth management product enablement, and other services. During the same periods, Ping An Group also provided us with services such as accounting processing, data communication, transaction settlement, custodian, office premise rental services, technology support, HR support, and other operational services.

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. We are currently also involved in a securities class action in the United States. In March 2026, a putative federal securities class action was filed against us and certain of our former principal officers (collectively, the “Defendants”), alleging that the Defendants made materially false and misleading statements or omissions regarding our internal controls and financial results in violation of the Securities Exchange Act of 1934. As this action remains in its preliminary stage, we are unable to estimate the possible outcome or possible loss or possible range of loss, if any, associated with the resolution of this case. Class actions of this kind could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

Our board of directors decided not to declare dividends for the six-month periods ended June 30, 2025, and December 31, 2025, as we experienced net losses during these periods. The board may also decide not to pay dividends in the future.

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

We believe we were a passive foreign investment company for U.S. federal income tax purposes for our taxable year ended December 31, 2025, which could subject U.S. Holders of our ADSs or ordinary shares to adverse U.S. federal income tax consequences.

We will be classified as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. We refer to the latter test as the asset test. Although the law in this regard is unclear, we intend to treat the consolidated affiliated entities (including their subsidiaries, if any) as being owned by us for U.S. federal income tax purposes, because we are able to direct the activities of the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Based on the market price of our ADSs and the nature and composition of our assets, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025, and that we will likely be a PFIC for the current and future taxable years unless the market price of our ADSs significantly increases and/or we invest a substantial amount of our cash and other passive assets in assets that produce or are held for the production of non-passive income.

If we are classified as a PFIC for any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) that holds our ADSs or ordinary shares during such taxable year may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distributions are treated as “excess distributions” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to such holder for all succeeding years, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

On April 2, 2024, we acquired a 100% equity interest in Ping An Digital Bank (International) Limited (formerly known as PAO Bank Limited) from OneConnect Financial Technology Co., Ltd. for HK$933 million (US$131 million) in cash. We refer to OneConnect Financial Technology Co., Ltd. as OneConnect and Ping An Digital Bank (International) Limited as Ping An Digital Bank in this annual report. Ping An Digital Bank operates a digital bank business in Hong Kong under a license granted by the Hong Kong Monetary Authority.

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

In order to comply with PRC laws and regulations, we historically carried out our online wealth management business primarily through the consolidated affiliated entities. We used two wholly foreign-owned entities in China, namely Weikun (Shanghai) Technology Service Co., Ltd, or Weikun (Shanghai) Technology, and Lufax Holding (Shenzhen) Technology Service Co., Ltd., or Lufax (Shenzhen) Technology, to direct the activities of the consolidated affiliated entities and their subsidiaries. Weikun (Shanghai) Technology has a series of contractual arrangements with Shanghai Xiongguo and its shareholders, and a series of contractual arrangements with Shanghai Lufax and its shareholders. Lufax (Shenzhen) Technology has a series of contractual arrangements with Shenzhen Lufax Enterprise Management and its shareholders. See “—Contractual Arrangements with the Principal Consolidated Affiliated Entities” below. Revenues contributed by the consolidated affiliated entities and their subsidiaries accounted for 0.8% , 1.8% and 1.0% of our total revenues for 2023, 2024 and 2025, respectively. As of the date of this annual report, we have begun the winding down of our online wealth management business.

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

Recent Developments

Change in Auditors

On June 25, 2025, our shareholders approved the removal of PricewaterhouseCoopers, or PwC, and PricewaterhouseCoopers Zhong Tian LLP, or PwC ZT, as our auditors, and the appointment of Ernst & Young and Ernst & Young Hua Ming LLP as our new auditors. The circumstances leading to the decision of our board of directors to propose the removal of PwC and PwC ZT as our auditors were previously publicly disclosed in a Form 6-K furnished to the SEC on January 27, 2025, which Form 6-K is incorporated herein by reference. For more information, please see Item 16F of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on February 17, 2026.

Independent Investigation

As disclosed in our Form 6-K dated January 27, 2025 and detailed in Item 16F of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on February 17, 2026, our audit committee received letters from PwC and PwC ZT on January 21, 2025 (collectively, the “PwC Letters”), which raised concerns, in the view of PwC and PwC ZT, about certain possible related party transactions (the “Subject Transactions”). PwC ZT further stated that its 2022 and 2023 audit opinions on our annual financial statements should no longer be relied upon.

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

To ascertain whether there were additional transactions of a similar nature as the Subject Transactions, the Investigation Team, under the instruction of the Audit Committee, conducted a supplemental investigation (the “Supplemental Investigation”). The Supplemental Investigation found that, between June 2017 and January 2023, the Company extended various loans to a third party called Shenzhen DeCheng Investment and Development Co., Ltd. (“DeCheng Investment”), totaling RMB3.84 billion (the “Loan Transactions”). As of the end of 2025, the outstanding loan principal was approximately RMB1.46 billion, and the total outstanding principal plus interest was approximately RMB1.8 billion. From 2022 to January 2023, DeCheng Investment used a portion of the loan proceeds from the Company to acquire the underlying assets of certain risk assets or non-performing asset portfolios related to the investment products issued by the Company’s related parties (the “Compensatory Transactions”). These distressed underlying assets, after their acquisition by DeCheng Investment, came under the Company’s de facto control.

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

B. Business Overview

We are a leading financial services enabler for SBOs in China. We are committed to providing SBOs with comprehensive, convenient financial products and services as well as enabling financial institution partners to reach and serve SBOs efficiently. In addition, we provide consumer finance products and services for retail consumers. We enabled loans for 3.9 million active borrowers in 2023, 5.0 million active borrowers in 2024, and 4.0 million active borrowers in 2025. The total outstanding balance of loans we enabled was RMB315.4 billion, RMB216.9 billion and RMB183.8 billion (US$26.3 billion) as of December 31, 2023, 2024 and 2025, respectively.

We enable loans primarily under two distinct business models. Approximately 88.2%, 76.9% and 67.6% of the total outstanding balance of loans we had enabled as of December 31, 2023, 2024 and 2025, respectively, are loans we enabled under our core retail credit and enablement business model. These are large-ticket loans, having an average ticket size of RMB278,067, RMB219,291 and RMB198,485 for general unsecured loans enabled in 2023, 2024 and 2025, respectively, and RMB551,253, RMB586,807 and RMB445,242 for secured loans enabled in 2023, 2024 and 2025, respectively. The remaining 11.8%, 23.1% and 32.4%, respectively, consist of loans we had enabled through our licensed consumer finance subsidiary. These are small-ticket loans, having an average drawdown of RMB6,805, RMB6,728 and RMB8,888 in 2023, 2024 and 2025, respectively. The enablement of loans accounted for substantially all of our total income in 2023, 2024 and 2025.

Starting in 2024, we introduced a strategy to support the growth of our core retail credit and enablement business and consumer finance business that centers on our key licenses: our financing guarantee business license, consumer finance business license and microloan business license in the PRC, as well as the banking license for Ping An Digital Bank in Hong Kong. These licenses enable us to provide diverse financial services, ensuring regulatory compliance while driving business growth and expansion. In 2025, we embarked on a strategic transformation focused on (i) rebalancing our customer base by offering flexible and diversified products tailored to the differentiated needs of premium customers, (ii) servicing valued customers, optimizing our services and boosting repeat borrowing, (iii) innovating our direct sales model to acquire quality customers at scale and enhance productivity, while developing diversified new channels, including insurance and banking networks, to drive further expansion, (iv) upgrading our risk management infrastructure through AI-driven credit approval, micro-expression detection and granular customer tiering, (v) transitioning toward an asset-light, higher-leverage capital model, and (vi) improving profitability by reducing risks, operating costs and funding costs.

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

Our borrowers include small business owners who need larger loans on short notice to address imminent operational needs. We leverage our large nationwide direct sales team to serve millions of otherwise hard to reach potential borrowers in this critical but undercapitalized sector of the Chinese economy. To a lesser extent we also serve salaried workers dealing with major life expenses under this business model. We apply advanced risk analytics leveraging our 20 years of proprietary data to assess the creditworthiness of potential borrowers and co-design loan product terms with our funding partners to serve their needs. We enable our institutional partners by referring borrowers who fit their target profiles and sharing our risk analytics so that each of our funding partners is taking on the degree of risk that is compatible with its own business model. We also provide post-loan and collection services to our institutional partners to further manage their credit risk.

We only enable loans to individuals and not to entities, but our risk analytics incorporate data on both personal and business assets of potential borrowers. For loans funded by third parties requiring credit enhancement, we used to guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. We have been gradually reducing our reliance on third-party credit enhancement providers over time. In the fourth quarter of 2023, we successfully completed the transformation of our core retail credit and enablement business such that our licensed financing guarantee subsidiary now provides a guarantee for nearly every new loan transaction (excluding certain consumer finance loan products and referral products) without the involvement of third-party credit enhancement. As a result, our risk bearing by new loan sales (excluding consumer finance loans) increased from 49.8% for the year ended December 31, 2023 to 99.7% for the year ended December 31, 2024, and remained almost flat at 99.1% for the year ended December 31, 2025. The percentage of outstanding loans with credit risk exposure for our company has increased from 39.8% as of December 31, 2023, to 74.5% as of December 31, 2024, and further to 91.4% in 2025.

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

The total outstanding balance of loans enabled under our core retail credit and enablement business model was RMB278.3 billion as of December 21, 2023, RMB166.8 billion as of December 31, 2024, and RMB124.3 billion (US$17.8 billion) as of December 31, 2025.

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

Our consumer finance subsidiary bears some of the credit risk on the loans it provides. We recognize the income from the consumer finance loans as net interest income. Borrower acquisition costs are deducted from net interest rather than being recognized separately. The total outstanding balance of loans enabled by our licensed consumer finance subsidiary was RMB37.1 billion as of December 31, 2023, RMB50.1 billion as of December 31, 2024, and RMB59.6 billion (US$8.5 billion) as of December 31, 2025.

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

As of December 31, 2025, we had over 7.2 million cumulative SBO borrowers under our Ping An Rongyi brand. Small business owners accounted for approximately 90%, 84% and 87% of all new loans we enabled under our Ping An Rongyi brand in 2023, 2024 and 2025, respectively, and 86%, 85% and 84% of the balance of such loans as of December 31, 2023, 2024 and 2025, respectively.

For unsecured loans, we have been concentrating our efforts on borrowers at the higher end of our internal ranking of creditworthiness. In 2025, of the borrowers of loans under our Ping An Rongyi brand, 85.1% had credit cards, 28.8% owned residential property, 26.9% had life insurance policies, and 40.1% had no unsecured loans outstanding from banks.

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

Our consumer finance subsidiary focuses on addressing the small-scale, decentralized consumer credit needs of various segments of society. It primarily serves small business owners through inclusive financial services to meet their consumer financing needs, while also providing convenient consumer finance services to medium- and low-risk customer groups, including individuals with stable salaried income and those with a strong record of consumer activity. As such, our consumer finance subsidiary focuses on providing unsecured loans tailored to their specific financial needs, offering more accessible and inclusive credit options.

As of December 31, 2025, nearly 70% of the borrowers for our consumer finance loans were individuals aged between 25 and 45. As of December 31, 2023, 2024 and 2025, our consumer finance subsidiary served approximately 1.8 million, 4.1 million and 3.2 million active borrowers, respectively.

Sourcing Borrowers

We had a cumulative total of 29.1 million borrowers as of December 31, 2025. The number of active borrowers for whom we enabled loans was 3.9 million in 2023, 5.0 million in 2024, and 4.0 million in 2025. We source borrowers through a variety of channels.

Retail Credit and Enablement

We source borrowers under our Ping An Rongyi brand primarily through offline channels, because we primarily focus on loans with larger ticket sizes that often require additional consultation services to be provided to the borrowers during the origination process. The origination of these loans incurs higher costs as compared to the origination of smaller ticket size consumer loans but it also generates more value under typical circumstances. However, in 2025, the direct sales channel’s profitability will likely remain under pressure.

The following table shows the volume of new general unsecured and secured loans we enabled under our Ping An Rongyi brand by origination channel for the years indicated.

	For the Year Ended December 31,
	2023		2024		2025
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Volume of New Loans
Direct sales	85.6	62.6	86.7	73.7	73.7	78.2
Channel partners	31.8	23.2	19.7	16.8	12.1	12.8
Online and telemarketing	19.5	14.2	11.2	9.5	8.5	9.0

Total	136.8	100.0	117.6	100.0	94.3	100.0

Direct sales

We had a direct sales network of over 21,800 full-time employees as of December 31, 2025, of whom over 97% have a junior college education or above. Together they covered approximately 172 cities across China. Our direct sales force proactively seeks out potential borrowers using their own knowledge and contacts with the help of a specialized mobile app designed to optimize their time and efforts. This system tracks and shows location and travel data for all of our sales employees in real time. Our system can further overlay an AI heat map showing our borrowers and their borrowing characteristics, which allows us to identify regions with higher sales potential.

In supervising and evaluating the performance of our direct sales network, we give close attention to the creditworthiness of the borrowers they bring in. The volume of new loans sourced per employee per month by our direct sales team was RMB240 thousand in 2023, RMB341 thousand in 2024 and RMB280 thousand (US$40 thousand) in 2025.

Our direct sales channel was responsible for sourcing RMB85.6 billion, or 62.6%, of our total volume of new loans in 2023, RMB86.7 billion, or 73.7%, of our total volume of new loans in 2024, and RMB73.7 billion, or 78.2%, of our total volume of new loans in 2025. The increase of 4.5 percentage points in 2025 was primarily due to a strategic decision to source more loans through our direct sales channel.

Channel partners

We complement our direct sales force with a large and robust set of channel partners. Our channel partners introduce borrowers and are paid referral fees for each loan originated. The vast majority of our channel partners are individual partners associated with Ping An Insurance. Although substantially all of these individuals are associated with Ping An Group entities as referral representatives, the corresponding Ping An Group entities are not involved in the referrals. Individual referrals are rewarded on the basis of a referral program where individuals sign up with our group and receive fees on successfully referred borrowers. Historically, we also cooperated with corporate channel partners, though we have largely phased out our corporate referrals channels.

Online and telemarketing

As of December 31, 2025, we employed almost 1,000 employees to engage in targeted online and telemarketing campaigns to reach customers based on their potential need for loans, which we have identified from online behavioral data and other big data techniques. Our online and telemarketing channel primarily enables general unsecured loans, and it focuses on helping high-quality borrowers borrow new loans.

We have leveraged the application of advanced AI technology to maintain the productivity of our online and telemarketing channel. The volume of new loans sourced per employee per month by our online and telemarketing channel was RMB782 thousand in 2023, RMB627 thousand in 2024, and RMB723 thousand (US$103 thousand) in 2025.

Our online and telemarketing channel was responsible for sourcing RMB19.5 billion, or 14.2%, of the new loans we enabled in 2023, RMB11.2 billion, or 9.5%, of the new loans we enabled in 2024, and RMB8.5 billion (US$1.2 billion), or 9.0%, of the new loans we enabled in 2025.

Consumer Finance

Our consumer finance subsidiary acquires borrowers through both online and offline channels. The number of borrowers with outstanding consumer finance loans has increased over time. The number grew from 1.8 million as of December 31, 2023 to 4.1 million as of December 31, 2024, and further to 3.2 million as of December 31, 2025.

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

Offline channels

We also rely on a direct sales network, which allows us to engage borrowers directly and personally. This approach is particularly effective for reaching borrowers who prefer in-person interactions or may be less familiar with digital platforms. As of December 31, 2025, our direct sales network consisted of over 21 thousand full-time employees, covering approximately 172 cities across China.

Loan Products

The typical borrower of a secured loan is a small business owner who uses the loan proceeds for business operations. Borrowers of general unsecured loans include both small business owners and salaried workers who use the loan proceeds for business operations or personal consumption. We base our credit assessment on individual data for salaried workers and a combination of individual and business data for small business owners, plus the characteristics of the collateral for borrowers of secured loans, who are almost all small business owners. We only accept residential property and automobiles as collateral. We also make consumer finance loans to retail borrowers through our licensed consumer finance subsidiary. It primarily serves emerging customer groups, such as younger consumers, individuals in third-tier and smaller cities, and people who have recently relocated to urban areas. The following chart summarizes some of the characteristics of these various borrowers and their loans in 2025:

	Core Retail Credit and Enablement		Consumer Finance Business

	General Unsecured Loans	Secured Loans	Consumer Finance Loans
Credit Risk Assessment	• Individual, business	• Individual, business, collateral	• Individual

Average Ticket Size	• RMB198,485 (US$28,383)	• RMB445,242 (US$63,669)	• RMB8,888 (US$ 1,271)(1)

Average Contractual Tenor	• 35.4 months	• 35.8 months	• N/A(2)

Average APR	• 21.6%	• 17.0%	• 17.2%

Repayment Schedule	• Fixed installments or balloon payments	• Fixed installments or balloon payment	• Fixed installments

Note:

(1)	This represents the average single drawdown amount for consumer finance loans.
(2)	Due to the wide variety of products offered by our consumer finance business, each with significant differences in tenor, this indicator lacks meaningfulness and thus is not applicable.

The following table shows the outstanding balance of loans under Ping An Rongyi and our consumer finance subsidiary by product as of the dates indicated.

	As of December 31,
	2023		2024		2025
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Outstanding Balance
General unsecured loans	207.9	65.9	124.8	57.6	93.9	51.1
Secured loans	70.4	22.3	42.0	19.4	30.4	16.5
Consumer finance loans	37.1	11.8	50.1	23.1	59.6	32.4

Total	315.4	100.0	216.9	100.0	183.8	100.0

The following table shows the volume of new loans by product during the years indicated.

	For the Year Ended December 31,
	2023		2024		2025
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Volume of New Loans
General unsecured loans	91.0	43.7	86.2	40.4	70.8	33.1
Secured loans	45.9	22.0	31.4	14.7	23.4	11.0
Consumer finance loans	71.2	34.2	95.5	44.8	119.7	55.9

Total	208.0	100.0	213.1	100.0	214.0	100.0

Loans are available on flexible terms. The loan products we enable under our Ping An Rongyi brand permit large ticket sizes, long tenors and early repayment options, which are important features for small business owners.

The maximum permitted ticket size in 2025 was RMB10 million for secured loans, RMB2 million for general unsecured loans, and RMB200,000 for consumer finance loans. The following table shows the average ticket size for loans we enabled in Renminbi for both general unsecured loans and secured loans and the average drawdown in RMB for consumer finance loans. The increase in the average drawdown for consumer finance loans is generally due to giving larger drawdowns to high-quality customers.

	For the Year Ended December 31,
	2023	2024	2025
	(RMB)
Average Ticket Size
General unsecured loans	278,067	219,291	198,485
Secured loans	551,253	586,807	445,242
Consumer finance loans	6,805	6,728	8,888

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

	For the Year Ended December 31,
	2023	2024	2025
	(months)
Average Contractual Tenor
General unsecured loans	35.7	35.4	35.4
Secured loans	36.5	35.8	35.8

Due to early repayment options, the effective tenor will be shorter than the average contractual tenor. The table below sets forth the estimated effective tenor of loans that we do not consolidate on our balance sheet, after considering assumptions of early repayment, as of December 31, 2023, 2024 and 2025.

	As of December 31,
	2023	2024	2025
	(months)
Estimated Effective Tenor for Off-Balance Sheet Loans
General unsecured loans	20.46	21.70	21.61
Secured loans	15.50	15.41	17.01

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

	For the Year Ended December 31,
	2023	2024	2025
	(months)
Average Contractual Tenor
Consumer finance revolver loans	13.12	15.89	16.34
Consumer finance installment loans	34.97	34.90	35.64

We enable loans with fixed installment and balloon payment repayment schedules. As of December 31, 2025, approximately 81.7% of the loans we enabled under our Ping An Rongyi brand had fixed installment repayment schedules and the other 18.3% had balloon payment schedules. Fixed installment loans include loans where the sum of the principal repayment and interest payment is fixed and service, insurance and guarantee fees gradually decrease as the outstanding balance decreases. We do not offer an interest-free period in any of the loans we enable under our Ping An Rongyi brand.

In 2025, our average APR for new loans was 21.6% for general unsecured loans, 17.0% for secured loans and 17.2% for consumer finance loans. APR represents the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12. The following table shows our average APR for new loans in 2023, 2024 and 2025 for general unsecured loans, secured loans and consumer finance loans. We have not enabled any loans with an APR higher than 24% for loan applications after September 2020.

	As of December 31,
	2023	2024	2025
	(%)
Average APR for New Loans
General unsecured loans	20.9	21.3	21.6
Secured loans	16.0	16.2	17.0
Consumer finance loans	19.7	17.6	17.2

General Unsecured Loans

General unsecured loans target both small business owners and salaried workers. In 2025, approximately 82.7% of the general unsecured loans we enabled, by volume, were borrowed by small business owners, and 17.3% by salaried workers. The average contractual tenor of new general unsecured loans we enabled during this period was approximately 35.4 months and the average ticket size was RMB198,485 (US$28,383).

Our outstanding balance of general unsecured loans enabled was RMB207.9 billion, RMB124.8 billion and RMB93.9 billion (US$13.4 billion) as of December 31, 2023, 2024 and 2025, respectively. Our total volume of general unsecured loans enabled amounted to RMB91.0 billion, RMB86.2 billion and RMB70.8 billion (US$10.1 billion) in 2023, 2024 and 2025, respectively.

The following table presents the volume of general unsecured loans we enabled by ticket size for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Ticket Size
Up to RMB50,000	0.6	0.6	0.4	0.5	0.7	1.0
RMB50,001 to RMB100,000	4.3	4.8	16.7	19.3	12.6	17.8
RMB100,001 to RMB200,000	12.6	13.9	10.3	12.0	17.4	24.6
RMB200,001 to RMB300,000	26.5	29.1	21.5	25.0	13.2	18.6
RMB300,001 or above	47.0	51.7	37.2	43.2	26.9	38.0

Total	91.0	100.0	86.2	100.0	70.8	100.0

We focus on enabling loans with higher ticket size, which is an important feature for satisfying the needs of small business owners.

Secured Loans

Secured loans target small business owners. Approximately 96.5% of the secured loans we enabled, by volume, were borrowed by small business owners. In 2025, the average contractual tenor of new secured loans we enabled was approximately 35.8 months and the average ticket size was RMB445,242 (US$63,669).

Our outstanding balance of secured loans enabled was RMB70.4 billion, RMB42.0 billion, and RMB30.4 billion (US$4.3 billion) as of December 31, 2023, 2024 and 2025, respectively. Our total volume of secured loans enabled amounted to RMB45.9 billion, RMB31.4 billion and RMB23.4 billion (US$3.3 billion) in 2023, 2024 and 2025, respectively.

For our secured loans, we focus on SBOs who have residential property located in economically more developed cities which can be pledged as collateral, given such cities’ relatively stable economic growth and real estate prices. The majority of the outstanding balance of secured loans is secured by real estate and the remainder by automobiles. The real estate collateral is well diversified across China, with a large proportion located in more developed cities. As we continue to focus on serving more SBOs and higher quality borrowers, the average loan-to-value ratio at origination for the secured loans we enabled has grown from 75% in 2023 to 76% in 2024, and further to 78% in 2025.

Consumer Finance Loans

We began to make consumer finance loans in May 2020 through our licensed consumer finance subsidiary. Borrowers of consumer finance loans are typically looking to meet personal short-term cash flow needs or to make discretionary purchases of consumer goods.

Our consumer finance loans include both revolver loans and installment loans. Our consumer finance revolver loans have a typical contractual tenor of 12 months, and our consumer finance installment loans have a maximum contractual tenor of 36 months. Our consumer finance loans had average drawdowns of RMB6.8 thousand in 2023, RMB6.7 thousand in 2024 and RMB8.9 thousand (US$1.3 thousand) in 2025. Our outstanding balance of consumer finance loans was RMB37.1 billion, RMB50.1 billion and RMB59.6 billion (US$8.5 billion) as of December 31, 2023, 2024 and 2025, respectively. Our total volume of consumer finance loans amounted to RMB71.2 billion, RMB95.5 billion and RMB119.7 billion (US$17.1 billion) in 2023, 2024 and 2025, respectively.

Our Guarantees

We work closely with funding partners through our financing guarantee subsidiary and its network of licensed branches in 29 provinces. For loans funded by third parties where the lender requires credit enhancement, we used to guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. However, we have been gradually reducing our reliance on third-party credit enhancement providers over time. In the fourth quarter of 2023, we successfully completed the transformation of our core retail credit and enablement business such that our licensed financing guarantee subsidiary now provides a guarantee for nearly every new loan transaction (excluding certain consumer finance loan products and referral products) without the involvement of third-party credit enhancement. We had RMB54.9 billion, RMB68.0 billion and RMB67.5 billion (US$9.6 billion) in off-balance sheet financing guarantee contracts as of December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, 8.6% of the financing guarantees for the outstanding balance of loans enabled by us were provided by third-party credit enhancement providers.

Pursuant to the regulations and rules regarding financing guarantee companies, the minimum registered capital of a financing guarantee company is not less than RMB20 million and its net assets must be no less than one-fifteenth of the total outstanding guaranteed amount it has guaranteed. Our financing guarantee subsidiary had net assets of RMB29.5 billion in aggregate and a leverage ratio of 3.6X as of December 31, 2025.

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

Our Funding Partners

Our funding partners consist of the banks and trusts that fund the loans that we enable. We had relationships with 80 banks and 7 trust companies as of December 31, 2025.

The following table shows the volume of new loans enabled in each period by funding source, including loans that we enabled through our own licensed consumer finance subsidiary and microloan subsidiary:

	As of December 31,
	2023		2024		2025
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Volume of New Loans Enabled by Funding Source
Banks	81.4	39.1	65.8	30.9	59.3	27.7
Trusts	55.4	26.6	47.9	22.5	24.4	11.4
Our licensed consumer finance subsidiary	71.2	34.2	95.5	44.8	119.7	55.9
Our microloan subsidiary	/	/	4.0	1.9	10.6	4.9

Total	208.0	100.0	213.1	100.0	214.0	100.0

We are continually refining our funding mix. Our ability to enable loans has not been constrained by our funding supply. We only utilized 45.6% of the credit facility provided by banks and 26.9% of the credit facility provided by trust companies in 2025. We believe our relationships with banks and trust companies are sustainable as our ability to help them generate interest income by enabling loans from our high quality borrowers makes us a valuable partner to them. In 2025, the only funding source that accounted for more than 10% of the funding for the loans we enabled was our consumer finance funding source.

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

Under our business model where our licensed financing guarantee subsidiary provides a guarantee for nearly every new loan transaction (excluding certain consumer finance loan products and referral products) without the use of third-party credit enhancement, we enter into agreements with each funding partner and our licensed financing guarantee subsidiary. These agreements encapsulate the principal terms governing funding arrangements and financial guarantee for the loans that we enable with them. Some of these agreements specify the total amount of loans to be guaranteed by our licensed financing guarantee subsidiary and the geographical scope of the collaboration. Some of these agreements set out the rate of interest to be charged by the funding partner for the loans. Additionally, they require the funding partner to perform its own credit assessment of the borrowers and to enter into the loan agreement with the borrower. Under these agreements, the funding partner delegates the right to perform post-loan services to us.

Banks

Under the bank funding model, a third-party bank lends directly to the borrower. We provide loan enablement services for borrowers and enable borrowers to obtain loans from third-party banks.

We partnered with 79 banks in 2023, 79 banks in 2024, and 80 banks in 2025. These banks included national joint-stock banks, city commercial banks, rural commercial banks and others. The banks determine the creditworthiness of borrowers that we refer, though we help gather the information our bank partners need. Banks funded approximately 39.1% of the new loans we enabled in 2023, 30.9% of the new loans we enabled in 2024, and 27.7% of the new loans we enabled in 2025. Maintaining stable and long-term relationships with banks is an important factor in sustainable funding.

Trusts

Under the trust model, a third-party trust company sets up a trust plan to which investors contribute funds through three major funding sources. There are: (i) funding from open market issuance, (ii) institutional funding from banks, securities and insurance companies, and (iii) retail funding directed by private banks. We provide loan enablement services for borrowers and enable borrowers to obtain loans from trusts. We perform credit assessments and match borrowers to the trust plans.

We partnered with six, six and seven trust companies in each of 2023, 2024 and 2025. Trusts funded approximately 26.6% of the new loans we enabled in 2023, 22.5% of the new loans we enabled in 2024, and 11.4% of the new loans we enabled in 2025. The loans funded by consolidated trusts appear on our balance sheet, and those funded by unconsolidated trusts do not. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—On- and Off-Balance Sheet Treatment of Loans and Risk Exposure.”

Our Licensed Consumer Finance Subsidiary

Our licensed consumer finance subsidiary, Ping An Consumer Finance Co., Ltd., enabled 34.2%, 44.8% and 55.9% of the volume of new loans we enabled in 2023, 2024 and 2025, respectively.

Our Microloan Subsidiary

We acquired a nationwide microloan license—also commonly known as a small lending license—in July 2024 and began providing new loans under this license in August 2024. By the end of 2025, we had issued approximately RMB10.6 billion in loans under this new license, which accounted for 4.9% of the volume of new loans we enabled in 2025.

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

Data

Our credit assessment is built upon a variety of our own and third-party data, under proper authorization and within lawful ranges, including the data of the Credit Reference Center of the People’s Bank of China, data publicly available from other governmental institutions, and a variety of consumption, social or other behavioral data. We have cumulatively analyzed over 20 years of through-cycle credit data from approximately 73.7 million unique individual applicants as of December 31, 2025. Our proprietary and third-party data includes both know-your-customer or KYC personal financial information and know-your-business or KYB business information for loans to small business owners. All data are accessed and used only with the customer’s consent.

Out of over 9,400 predictive variables per borrower, we applied machine learning algorithms and regression analysis to select around 2,200 of the most relevant variables to build our anti-fraud models and around 1,700 of the most relevant variables to build our loan decision models as of December 31, 2025.

For loans with larger ticket sizes, our experience shows that both ability to repay and willingness to repay are important in the credit underwriting process. Behavioral data are nearly as useful as credit and financial data in anti-fraud assessment, as they can be helpful in evaluating a borrower’s willingness to repay. However, credit and financial data are substantially more predictive of creditworthiness as they can help evaluate a borrower’s ability to repay. As of December 31, 2025, credit and financial data comprise approximately 62% of the variables of our anti-fraud assessment and 63% of the variables of our credit assessment, while behavioral data make up the remaining 38% of the variables for our anti-fraud assessment and 37% of the variables of our credit assessment.

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

The application score model generates a score for each borrower, based on which we determine the borrower’s eligibility for a given loan. Our acceptance criteria and assessment processes vary depending on the borrower risk rating, which may vary from R1 to R6 on our rating system. Since 2024, with the iterative advancement of AI technology, taken into account business risk performance as well as user experience, we upgraded the approval process for general unsecured loan borrowers to 100% AI-assisted online interviews or fully AI-driven interviews. As a result, interviews are no longer waived. Borrowers of secured loans, who have extensive personal interaction with our direct sales team or our channel partners, are all given live interviews.

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

Loan Servicing and Collection Services

Our loan servicing and collection services enable our institutional partners to concentrate on their core businesses while we manage troubled assets for them. We have accumulated 20 years of through-cycle proprietary data based on our offline-to-online business model that informs our collection efforts.

We utilize an online system for efficient and effective post-loan management and loan collection. Powered by AI servicing, intelligent loan collection algorithm and App smart robots, we increase the stability, speed, and efficiency of our post-loan process. Data from post-loan monitoring and collection efforts is constantly fed back into customer selection and credit approval algorithms to make sure our models are continuously refined to further improve outcomes. Deployment of AI collectors and segmentation algorithms for collection has enhanced our ability to identify fraud and high-risk borrowers, while being able to enhance product pricing, improve underwriting results and lift loan collection efficiency.

Our post-loan servicing model is based on credit scores to triage delinquencies. We check the loan records of our existing borrowers through the Credit Reference Center of the People’s Bank of China with their authorization on a regular basis so as to monitor their liability status and we use customer segmentation modeling to divide borrowers into low, medium and high risk. We also provide a repayment reminder service to our borrowers, including text message reminders for low-risk borrowers and AI-enabled contact for medium- and high-risk borrowers. In 2025, we carried out our repayment reminders primarily through messages and AI-enabled phone calls, with a small remaining volume handled by human agents.

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

Our collection professionals cannot access the mobile phone numbers of our borrowers and can only contact them through our systems. All contact with customers is recorded and retained for use in resolving disputes and ensuring that our collection team is fully in compliance with applicable laws and rules at all times. Data we accumulate in the collection process gets fed back into our credit assessment process in a closed loop. The average outstanding loan balance per post-loan servicing employee per year was RMB49.7 million, RMB41.6 million and RMB44.9 million (US$6.4 million) in 2023, 2024 and 2025, respectively.

In line with common industry practice, we also use third-party collection agencies, to a limited extent, to collect loans that are delinquent for more than 80 days. We regularly evaluate our agency partner companies based on their performance, service quality, experience in the industry and compliance with laws and regulations.

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

Credit Risk Management

Credit risk is the risk that the borrowers of our loans default and do not repay, including due to a lack of intention to repay or a lack of ability to repay. Credit risk is borne by one or more of the funding partner, the credit enhancement provider and our own licensed financing guarantee subsidiary, in different combinations and different proportions depending on the loan. As of December 31, 2025, 8.6% of financing guarantees for the outstanding balance of loans enabled by us were provided by third-party credit enhancement providers. Under our 100% guarantee business model, our licensed financing guarantee subsidiary now provides a guarantee for nearly every new loan transaction (excluding certain consumer finance loan products and referral products) without the use of third-party credit enhancement. The ability to manage credit risk is thus of key importance in our business. We manage credit risk through anti-fraud assessment, credit assessment and loan servicing and collections.

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

The following table shows the DPD 30+ delinquency rates for general unsecured loans and secured loans as of December 31, 2023, 2024 and 2025.

	As of December 31,
DPD 30+ Delinquency Rates by Type of Loan	2023	2024	2025
General unsecured loans	7.7	4.7	5.6
Secured loans	4.4	5.1	5.3

All loans	6.9	4.8	5.6

The core indicator for credit quality monitored by our management is DPD 90+. The following table presents the DPD 90+ delinquency rates for general unsecured loans and secured loans as of December 31, 2023, 2024 and 2025. We define the DPD 90+ delinquency rate as the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans. This table reflects all the loans we enable on a whole portfolio basis, not just the loans that are consolidated on our balance sheet. In addition, when a loan becomes 80 days past due and the funding provider is reimbursed by a credit enhancement provider, we still treat the loan as overdue for purposes of the DPD 90+ calculation, since the loan has not been repaid by the borrower. The credit enhancement provider acquires the creditor rights after reimbursing the funding provider and we continue to provide post-loan services to the credit enhancement provider.

	As of December 31,
DPD 90+ Delinquency Rates by Type of Loan	2023	2024	2025
General unsecured loans	4.6	2.9	3.4
Secured loans	2.6	2.9	3.3

All loans	4.1	2.9	3.4

The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2025, on general unsecured loans that we have enabled. DPD 90+ delinquency rates by vintage is defined as the total balance of outstanding principal of a vintage for which any payment is over 90 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal and without taking into account charge-offs), divided by the total initial principal in such vintage. Months on book, or MOB, is the number of complete calendar months that have elapsed since the calendar month in which the loan was originated, measured at the end of each calendar month.

The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2025 on secured loans that we have enabled.

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

The following chart shows the flow rates in 2023, 2024 and 2025 for the general unsecured loans we have enabled.

The following chart shows the flow rates in 2023, 2024 and 2025 for the secured loans we have enabled.

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

The non-performing loan ratio for consumer finance loans was 1.2% for the year ended December 31, 2025, as compared to 1.2% for the year ended December 31, 2024 and 1.5% for the year ended December 31, 2023. The non-performing loan ratio for consumer finance loans is calculated by the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, plus certain restructured loans, divided by the total outstanding balance of consumer finance loans.

Our Credit Enhancement Providers

As we completed the transformation of our business to a new business model in the fourth quarter of 2023, under which our licensed financing guarantee subsidiary provides a guarantee for nearly every new loan (excluding certain consumer finance loan products and referral products) without third-party credit enhancement, we provided the majority of the financing guarantees for the outstanding balance of loans we enabled as of December 31, 2025.

Our credit enhancement providers include credit insurance companies and guarantee companies. We worked with six credit insurance companies in 2025. We enabled them to extend credit enhancement for loans whose borrowers met their desired risk profile. Credit enhancement providers benefit from the same customer referral, risk analytics and loan servicing and collection services as our funding partners. The proportion of the outstanding balance of loans we enabled under the Ping An Rongyi brand that was insured or guaranteed by third parties was 64.2%, 28.6% and 8.2% of the outstanding balance as of December 31, 2023, 2024 and 2025, respectively.

Ping An P&C provided credit enhancement on standard commercial arm’s-length terms for loans we enabled. Ping An P&C had provided credit enhancement on 7.3% of the outstanding balance of loans we had enabled under our Ping An Rongyi brand as of December 31, 2025. For loans enabled by us and insured by Ping An P&C, we entered into agreements with terms of three years with Ping An P&C and each of the funding partners. These third-party credit enhancement providers provide credit guarantee insurance or guarantees on the loans we enabled and will repay the lenders if a loan becomes sufficiently delinquent. We are not aware of any instance where our credit enhancement providers have ever failed to fulfill their insurance or guarantee obligations. Our credit enhancement providers conducted their own evaluation of each borrower to determine whether they would provide insurance or guarantees while we helped our partners collect the necessary information.

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

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in millions)
Amount of claims submitted	13,786	6,935	3,308
Amount of claims reimbursed	13,788	6,935	3,308

Ping An Digital Bank

In April 2024, we acquired Ping An Digital Bank, which operates a digital banking business in Hong Kong. Ping An Digital Bank was granted a banking license by the Hong Kong Monetary Authority in May 2019 to offer banking services through digital channels. Having started with a focus on SMEs, Ping An Digital Bank has steadily expanded into the retail banking sector. With the recent acquisition of insurance agency license, dealing in securities license and advising on securities license, Ping An Digital Bank now offers comprehensive services—including investment, insurance, deposits, foreign exchange, and cross-border remittance—within a single mobile application. At the same time, Ping An Digital Bank remains dedicated to empower SMEs. Through the comprehensive and personalized financial solution, Ping An Digital Bank provides end-to-end services, including account management, deposit, cross-border remittance and loan offerings to SMEs via its Business Banking platform. Leveraging its leading fintech advantages, Ping An Digital Bank is striving to become one of Ping An Group’s integrated financial platforms in Hong Kong, delivering a more comprehensive and user-friendly wealth management experience, and aiming to be recognized as the preferred digital bank in the minds of customers.

As of December 31, 2025, following our acquisition of Ping An Digital Bank in April 2024, we had completed multiple capital injections, with HK$500 million injected in 2024 and HK$700 million in 2025.

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

Artificial Intelligence

Faster processor speeds, lower hardware costs, increasing sophisticated algorithms and the accumulation of high quality data have enabled us to adopt AI in more and more fields across our business. AI has helped us to reduce costs by increasing productivity and making decisions based on information that is too complex for a human to process. Our technology possesses leading artificial neural networks and by processing more examples from our over 20 years of through-cycle proprietary data, our neural network system evolves better and better over time. As a result we developed a deep learning model that could enable algorithms to powerfully analyze unstructured data for faster and cheaper credit scoring and quality loan assessments, precise marketing, custom-built intelligent customer service bots, pioneering regulatory compliance and various other business areas. Intelligent algorithms are able to spot anomalies and fraudulent information in a matter of seconds. We also integrated Deepseek into our business in 2025. The more we apply AI the more new use cases we find for it.

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

Research and Development

Since our inception, we have cultivated a culture of innovation and invested significantly in technology. As of December 31, 2025, we had a team of over 600 engineers and data analysts who have extensive working experience in China’s internet and financial institution industries. Benefiting from the diversified background and expertise of our technology team, we have built our system infrastructure, which is reputable in both the internet and financial institutions industries.

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

We regard our patents, copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on patent, copyright, trademark, and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2025, we had registered 174 patents and 289 software copyrights and art work copyrights in the PRC and other jurisdictions. We had 156 registered domain names and 737 registered trademarks in the PRC and other jurisdictions as of the same date.

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

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalog of Industries in which Foreign Investment is Encouraged (2025 edition) and the Special Administrative Measures for Foreign Investment Access (Negative List 2024), which we refer to as the 2024 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2024 Negative List. Industries not listed in the 2024 Negative List are generally open to foreign investments unless specifically restricted by other applicable Chinese regulations. Under the 2024 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%.

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

On January 30, 2024, the National Financial Regulatory Administration issued the Measures for the Administration of Private Lending effective on July 1, 2024, which replaced the Interim Measures for the Administration of Private Lending. The Measures for the Administration of Private Lending regulates the private lending businesses operated by banking financial institutions, which means financial institutions that accept deposits from the public such as commercial banks, rural cooperative banks or rural credit cooperatives established in the PRC.

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

The Notice on Issuing Four Supporting Systems for the Regulations on the Supervision and Administration of Financing Guarantee Companies was jointly promulgated by the China Banking and Insurance Regulatory Commission, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Agriculture and Rural Affairs, the People’s Bank of China and the State Administration for Market Regulation on April 2, 2018 and amended on June 21, 2021, which includes the Administrative Measures on Financing Guarantee Business Permits, the Measures on the Measurement of the Balance of Financing Guarantee Liability, the Administrative Measures on the Asset Proportions of Financing Guarantee Companies and the Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies. The Administrative Measures on Financing Guarantee Business Permits clarify the definition of the operating license of financing guarantee business, the conditions and procedures for the issuance, renewal, revocation or cancellation of the operating license of financing guarantee business, and the information to be specified and recorded on the license. The Measures on the Measurement of the Balance of Financing Guarantee Liability provide the definition of the balance of financing guarantee liability and certain upper limits for the scale of loan guarantee business or the balance of financing guarantee liabilities for a financing guarantee company. The Administration Measures on the Asset Proportions of Financing Guarantee Companies categorize the main assets of financing guarantee companies into three levels and set up specific requirements for each level. Among other things, the sum of the Level I and Level II financial assets of a financing guarantee company is required to be no less than 70% of such financing guarantee company’s total assets less qualified receivables. The ratio for Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd was 72.5% as of December 31, 2025. The Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies require that, neither the bank nor the guarantee company may collect any fees, other than the fees as stated in the cooperation agreement or the guarantee contract, for any reason or in any form during their cooperation. Furthermore, banks and guarantee companies may separately accept clients’ applications and recommend clients to each other.

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

On April 24, 2026, the People’s Bank of China, the Ministry of Industry and Information Technology, the State Administration for Market Regulation, the National Financial Regulatory Administration, the China Securities Regulatory Commission, the State Intellectual Property Office, the Cyberspace Administration of China, and the State Administration of Foreign Exchange jointly issued the Measures for Administration of Internet Marketing of Financial Products, which will take effect on September 30, 2026. These measures regulate financial institutions and internet platform operators entrusted by such financial institutions to carry out internet marketing activities of financial products. The measures explicitly prohibit third-party online platform operators from intervening or covertly intervening in financial product sales processes in violation of laws, regulations, and national financial management provisions, such as the execution of sale contracts, transfer of funds, suitability evaluation of financial consumers and investors, and evaluation of loan limits. Furthermore, such third-party online platform operators are not allowed to engage in interactive consultation with consumers and investors regarding financial products. In addition, when charging network marketing service fees, third-party internet platforms should price reasonably and ensure that the price matches the quality of the services. Local financial organizations conducting internet marketing of financial products independently or in cooperation with third-party internet platforms shall be managed by local financial regulatory agencies with reference to the relevant provisions of these Measures. Consequently, our retail credit and enablement business, along with other relevant operations, will be subject to additional regulatory requirements and restrictions.

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

On September 6, 2024, the National Development and Reform Commission and the Ministry of Commerce jointly issued the 2024 Negative List, which became effective on November 1, 2024. Pursuant to that, if a domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

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

(3)	Ping An Puhui Enterprises Management Co., Ltd. holds the remaining 9.375% of the equity interests in Chongqing Yuheao Commercial Information Consulting Co., Ltd.

(4)	Ping An Insurance holds the remaining 30% of the equity interests in Ping An Consumer Finance Co., Ltd.

(5)	Our principal subsidiaries also include Zhongshi Credit Management Co., Ltd. and Shenzhen Jiayun Hua’ao Information Service Co., Ltd., controlled by us through de facto control.

Our Relationship with Ping An Group

Ping An Group is a leading retail financial services group in the PRC, which principally engages in the following businesses:

•	Insurance: the insurance business of Ping An Group consists of: (i) life and health insurance business; and (ii) property and casualty insurance business.

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

Letters of Undertakings. Each of the four individual shareholders of the direct shareholders of Shanghai Xiongguo signed a letter of undertakings to our company. Under these letters, the signing indirect shareholder has separately irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfill his or her obligations under the contractual arrangement, that he or she will unconditionally transfer his or her equity interest in Shanghai Xiongguo and Shanghai Lufax to any person designated by Weikun (Shanghai) Technology and the transferee will be deemed to be a party to the contractual arrangements and will assume all of his or her rights and obligations as such under the contractual arrangements. Each signing indirect shareholder represents that his or her spouse has no ownership interest in his or her equity interest in Shanghai Xiongguo and Shanghai Lufax. Each signing indirect shareholder further represents that, he or she will not, commit any conduct or omission that is contrary to the purpose and intention of the contractual arrangements, that leads or may lead to any conflict of interest between Shanghai Xiongguo and Shanghai Lufax and our company and our subsidiaries, and that if, during his or her performance of the contractual arrangements, there is a conflict of interest between the signing indirect shareholder and our company and our subsidiaries, the signing indirect shareholder will protect the legal interests of Weikun (Shanghai) Technology under the contractual arrangements and follow the instructions of our company.

Spousal Consent Letters. The spouses of the four individual shareholders of the direct shareholders of Shanghai Xiongguo each signed a spousal consent letter. Under these letters, each signing spouse respectively agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in Shanghai Xiongguo and Shanghai Lufax and the relevant contractual arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in Shanghai Xiongguo and Shanghai Lufax and committed not to impose any adverse assertions upon his or her spouse’s respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the contractual arrangements, and committed that he or she will take all necessary measures for the performance of those arrangements.

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

D. Property, Plant and Equipment

We are headquartered in Shanghai. We had 402 offices in China and another 2 offices in Hong Kong as of December 31, 2025. The following table sets forth a summary of our facilities as of December 31, 2025:

	Number of Facilities	Aggregate Size (m2)
Shanghai	17	30,243
Jiangsu	52	29,510
Guangdong	36	25,039
Sichuan	17	19,502
Shandong	23	17,718
Hebei	19	17,271
Anhui	20	15,203
Hubei	18	14,101
Shanxi	15	12,396
Zhejiang	25	10,749
Others	162	86,479

Total	404	278,212

As of December 31, 2025, we owned two properties with a total gross floor area of 4,783 square meters.

We lease our premises under lease agreements. The lease terms vary typically from three months to five years. As of December 31, 2025, our leased properties have a total gross floor area of over 273,429 square meters.

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

Overview

We are a leading financial services enabler for SBOs in China. We are committed to providing SBOs with comprehensive, convenient financial products and services as well as enabling financial institution partners to reach and serve SBOs efficiently. In addition, we provide consumer finance products and services for retail consumers. We had a cumulative total of 20.9 million borrowers as of December 31, 2023, 25.9 million borrowers as of December 31, 2024 and 29.1 million borrowers as of December 31, 2025. The total outstanding balance of loans we enabled was RMB315.4 billion, RMB216.9 billion and RMB183.8 billion (US$26.3 billion) as of December 31, 2023, 2024 and 2025, respectively.

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

Our total income was RMB34.3 billion in 2023, RMB24.5 billion in 2024 and RMB27.1 billion (US$3.9 billion) in 2025. Our profit (loss) before income tax expenses was RMB1.6 billion in 2023, RMB(2.1) billion in 2024 and RMB(0.6) billion (US$(0.1) billion) in 2025. We had net profits (losses) of RMB1.0 billion in 2023 RMB(3.6) billion in 2024 and RMB(1.7) billion (US$(0.2) billion) in 2025. We had a net margin of 2.8% in 2023, (14.7)% in 2024 and (6.3) % in 2025.

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

Our total volume of new loans slightly increased from RMB208.0 billion in 2023 to RMB213.1 billion in 2024 and further increased to RMB214.0 billion in 2025. These factors have also led to an increase in defaults on loans, including loans we have enabled or made. A combination of the growth in the risk-bearing loan balance on our balance sheet and the growth in our off-balance sheet guarantee exposure from our financing guarantee business has caused us to incur more indemnity loss and book more provisions anticipating deteriorating asset quality of the loan portfolios.

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

Delinquency rate is a backward looking indictor that reflects asset quality trend during a period in the past. As of December 31, 2023, 2024 and 2025, our DPD 30+ delinquency rate was 6.9%, 4.8% and 5.6%, respectively, and our DPD 90+ delinquency rate was 4.1%, 2.9% and 3.4%, respectively. Flow rate is a forward-looking indicator that estimates the percentage of current loans that will become non-performing at the end of three months. Our flow rate for general unsecured loans was around 1.3% for the year ended December 31, 2023, decrease to 1.0% for the year ended December 31, 2024 and remained flat at 1.0% in 2025. Similarly, our flow rate for secured loans was around 0.6% for the year ended December 31, 2023 before rising to 0.8% for the year ended December 31, 2024 and 1.0% for the year ended December 31, 2025. See “Item 4. Information on the Company-B. Business Overview—How We Enable Our Institutional Partners—Credit Risk Management” for more explanation.

To properly control the risk exposure in our consumer finance business, we have prudently managed our guarantee leverage ratio following “Regulations on the Supervision and Administration of Financing Guarantee Companies.” The regulations set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed 10 times its net assets, though the upper limit can be raised to 15 times for a financing guarantee company that mainly provides services to small and micro enterprises, the agriculture sector, rural villages and farmers. The guarantee leverage ratio of Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd, our subsidiary which provides financing guarantee services, was 1.8×, 3.3× and 3.6× as of December 31, 2023, 2024 and 2025, respectively. We believe we have ample room to further grow our guarantee business by taking on more risks but we will prudently keep the guarantee leverage ratio at an appropriate level.

The Evolution of Our Business Model

Anticipating the trend in regulatory guidance, we have been increasing the percentage of the risk that we bear on loans that we enable. The percentage of our total outstanding loans with credit risk exposure for our company increased from 39.8% as of December 31, 2023, to 74.5% as of December 31, 2024 and further to 91.4% as of December 31, 2025, including loans we guarantee through our financing guarantee subsidiary and loans we make through our consumer finance subsidiary and our microloan subsidiary.

We provide guarantee services through our financing guarantee subsidiary, which has licensed branches in 29 provinces. For loans funded by third parties requiring credit enhancement, we used to guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. However, in the fourth quarter of 2023, we successfully completed the transformation of our business to a 100% guarantee business model, under which our licensed financing guarantee subsidiary now provides a guarantee for nearly every new loan transaction (excluding certain consumer finance loan products and referral products) without the use of third-party credit enhancement. As of December 31, 2025, 8.6% of financing guarantees for the outstanding balance of loans enabled by us were provided by third-party credit enhancement providers. Loan impairment provisions against the risk exposure on our outstanding loan portfolio continued to increase in the short term and borrowing costs continued to increase due to a decline in customers’ ability to repay, which acted as a drag on our financial performance in 2025.

As our credit exposure increased, we recognized more loan impairment provisions against increasing risk exposure due to a decline in customers’ ability to repay, and we recognized more indemnity losses when we fulfilled our guarantee obligations to our funding partners for defaulted loans. Going forward, we expect the volatility of our credit impairment losses and indemnity losses to increase as we increase the volume of new loans we guarantee and as we experience fluctuations in delinquency indicators as a result of deterioration or improvement in borrowers’ repayment ability and macro-economic environment changes. Furthermore, since we assess loan impairment provisions based on expected credit losses on a forward-looking basis, a number of significant assumptions or parameters are also required in applying the accounting requirements for measuring them, and our financial performance may experience more volatility depending on how actual borrower behavior deviates from our expectation.

In addition, the evolution of our business model has led to changes in the structure of our total income. The income contribution from guarantee income increased from 12.8% in 2023, to 14.6% in 2024 and further to 20.3% in 2025. Meanwhile, the growth in our consumer finance business together with our increased use of consolidated third-party trust plans has led to growing income contribution from net interest income, which we recognize on loans funded by these sources. The income contribution from net interest income increased from 38.2% in 2023 to 50.2% in 2024 and decreased to 48.6% in 2025.

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

The Mix, Pricing and Effective Tenor of Products and Services

We offer products to meet different borrower needs, including general unsecured loans, secured loans and consumer finance loans, with a variety of tenors and sizes. We earn a mix of technology platform-based income, net interest income and guarantee income, depending on the funding and credit enhancement arrangements. As our retail credit enablement service fees are comprised of loan enablement service fees and post-origination service fees, the relatively large ticket sizes and long tenors of the general unsecured loans and secured loans we enable give us a larger and more stable income stream with visibility beyond the current period.

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

Collaboration With Diversified Financial Institution Partners

Maintaining a healthy collaborative relationship with a diversified set of financial institution partners is critical to our business model. Many funding partners have worked with us for over three years. In 2025, 27.7% of the new loans we enabled were funded directly by banks, and another 11.4% by trust plans representing an even larger number of diverse partners. In 2025, only one funding source accounted for more than 10% of the funding for our outstanding loans. Historically, our ability to enable loans has not been constrained by our funding supply, but our funding supply in the future could be constrained by the commercial dynamics discussed in “—The Evolution of Our Business Model.” In addition, prior to our adoption of our 100% guarantee business model, we collaborated with seven third-party credit insurance companies, including primarily Ping An P&C, to provide credit enhancement for loans whose borrowers met their desired risk profile.

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

Operational Efficiency

Our operational efficiency and cost structure have a large impact on the results of our business. Our variable costs are primarily comprised of sales and marketing expenses and operation and servicing expenses. Our fixed costs, which are primarily comprised of general and administrative expenses and technology and analytics expenses, benefit significantly from economies of scale. In particular, the application of advanced technology in our credit assessment and loan collection process scales up our capabilities without a proportionate increase in operational expenses. Our fixed costs as a percentage of our total income increased from 11.0% in 2023, to 13.1% in 2024, and decreased to 10.7% in 2025.

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

On- and Off-Balance Sheet Treatment of Loans and Risk Exposure

We have established diversified funding sources, including banks, trust plans and our own licensed consumer finance subsidiary and microloan subsidiary, to ensure that we have scalable and stable funding for the loans we enable. We help banks to source prospective borrowers and the banks extend loans to select individuals among those prospective borrowers using their own funds. We also work with trust companies to set up trust plans with loans that we enable as the underlying assets. We earn technology platform-based income for the loan enablement and post-origination services we provide to our funding partners and guarantee income for the credit enhancement services we provide. Third-party funding sources supplied a large majority of the funding for our outstanding loans in 2023, 2024 and 2025, with the remainder funded by us through our consumer finance subsidiary or our microloan subsidiary. Those loans that are funded by us are recorded on our balance sheet at net carrying amount, whether or not third parties provide credit enhancement on those loans.

Due to the needs of investors in certain trust plans with loans we enabled as the underlying assets, we hold subordinated tranches of the trust plans or put in guarantee deposits. We consolidate the loans under this trust funding model on our balance sheet. In addition, we consolidate trust plans under other circumstances based on control and variable return assessment in accordance with IFRS 10. The arrangement of consolidated and unconsolidated trust plans is quite similar while the variable return could be different, depending on a dynamic mix of commercial factors. With the decrease in investor’s return as a result of decrease in market interest rate and the increase in the proportion of loans on which we bear credit risk, the magnitude of variable return attributable to funding partners and/or credit enhancement providers declines accordingly, while the magnitude of variable return earned by us keeps relatively stable. As a result, more loans enabled with trust plans were consolidated since we were entitled to higher proportion of the variable return. As of December 31, 2023, 2024 and 2025, we consolidated 96.0%, 96.7% and 100%, respectively, of the outstanding balance of loans we enabled with trusts as the funding source. All cash flows directly attributable to these on-balance sheet loans, including the contractual interest income, service fees, guarantee fees, and borrower acquisition expenses, are recorded as net interest income using the effective interest method in accordance with IFRS 9. As a result, the net carrying value of the loans we enabled plus the interest receivables on those loans amounted to RMB129.7 billion as of December 31, 2023, RMB111.5 billion as of December 31, 2024 and RMB102.3 billion (US$14.6 billion) as of December 31, 2025, which was recorded as loans to customers on our balance sheet.

As of December 31, 2023, 2024 and 2025, we had credit risk exposure to 39.8%, 74.5% and 91.4%, respectively, of the outstanding balance of the loans we enabled. The credit risk exposure between our third-party external partners and ourselves is on a pari passu basis, meaning that we share all losses in proportion to our respective commitments. The parties that provide credit enhancement will indemnify the lender when the loans that we enabled are 80 days past due. We need to record losses only to the extent of our exposed credit risk based on our guarantee products. For those loans that are less than 90 days past due, we will apply our estimation on the probability of default and loss given default under the expected credit loss impairment model to reach an amount of expected impairment losses which is charged to our income statement under impairment losses. If the loans are 90 days past due, we record our losses based on our best estimate of recoverable amount.

Key Operating Metrics

We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

	As of or For the Year Ended December 31,
	2023	2024	2025
Number of active borrowers (thousands)	3,924	5,038	3,972
Number of active funding partners	85	85	87

	(RMB in billions except where otherwise indicated)
Outstanding balance of loans enabled	315.4	216.9	183.8
General unsecured loans	207.9	124.8	93.9
Secured loans	70.4	42.0	30.4
Consumer finance loans	37.1	50.1	59.6
Percentage with risk exposure for our company	39.8%	74.5%	91.4%
Off-balance sheet	180.1	102.5	76.4
Without credit risk exposure	125.2	34.4	8.9
With credit risk exposure	54.9	68.0	67.5
On-balance sheet	135.3	114.4	107.5
Without credit risk exposure	64.6	20.9	6.9
With credit risk exposure	70.7	93.5	100.5
Volume of new loans enabled	208.0	213.1	214.0
Off-balance sheet	81.5	65.8	59.3
Without credit risk exposure	42.9	0.4	0.9
With credit risk exposure	38.6	65.4	58.4
On-balance sheet	126.5	147.4	154.7
Without credit risk exposure	35.3	14.5	17.8
With credit risk exposure	91.2	132.9	136.9
Financing guarantee subsidiary leverage ratio (×)(1)	1.8 ×	3.3 ×	3.6 ×
Net assets of financing guarantee subsidiary	44.6	32.9	29.5
Net assets of Lufax Holding (consolidated)	92.5	83.6	82.0
30 day+ delinquency rate(2) (%)	6.9%	4.8%	5.6%
90 day+ delinquency rate(2) (%)	4.1%	2.9%	3.4%
Cost-to-income ratio(3) (%)	57.9%	55.7%	39.8%
Credit impairment losses	12.7	12.6	16.6

Notes:

(1)

Calculated in accordance with “Supervision and Administration of Financing Guarantee Companies.” The leverage ratio of the financing guarantee subsidiary is calculated as the outstanding guarantee liabilities of the financing guarantee company divided by its net assets.

(2)	Excluding consumer finance business, referral products and loans issued by the Ping An Digital Bank.
(3)	Calculated as the sum of sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses divided by total income.

Key Components of Our Results of Operations

Total Income

The proportion of our total income that constitutes technology platform-based income has declined from 44.7% in 2023 to 20.6% in 2025 as our net interest income has increased from 38.2% to 48.6% and our guarantee income has increased from 12.8% to 20.3% over the same period of time. This evolution in the mix of our total income is driven primarily by changes in our business model as we have gradually taken on more credit risk, changes in funding mix and growth in our consumer finance business.

Our on-balance sheet loans include loans that we fund ourselves directly through our financial institution subsidiaries, including Ping An Consumer Finance Co., Ltd., a microloan lending subsidiary, and the Ping An Digital Bank, and loans that are funded by consolidated trust plans and generate interest income recognized under IFRS 9. Our off-balance sheet loans generate loan enablement service fees and post-origination service fees recognized under IFRS 15 and guarantee income to the extent that we supply part of the credit enhancement service. Although the underlying business arrangements might be similar, the application of IFRS 15 or IFRS 9 can have an impact on the timing and amount of fee or interest income recognition. Early repayment of loans by borrowers will reduce the number of months that the fees or interest income are being recognized and thus affect the total amount of fees or interest income in absolute terms.

The following table sets forth the breakdown of our total income, both in absolute amounts and as percentages of our total income, for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(restated)
	(in millions, except percentages)
Technology platform-based income	15,319	44.7	8,161	33.3	5,588	799	20.6
Net interest income	13,112	38.2	12,311	50.2	13,194	1,887	48.6
Guarantee income	4,392	12.8	3,580	14.6	5,496	786	20.3
Other income	1,391	4.1	1,508	6.2	1,195	171	4.4
Investment income/(loss)	80	0.2	(1,046)	(4.3)	1,655	237	6.1
Share of net profit/(loss) of investments accounted for using the equity method	(5)	(0.0)	(1)	(0.0)	—	—	—

Total income	34,289	100.0	24,513	100.0	27,128	3,879	100.0

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

The following table sets forth the breakdown of our technology platform-based income for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(restated)
	(in millions, except percentages)
Retail credit and enablement service fees
Loan enablement service fees	979	6.4	1,572	19.3	1,291	23.1
Post-origination service fees	13,729	89.6	6,481	79.4	4,212	75.4
Referral income from platform service	426	2.8	14	0.2	0	0.0

Retail credit and enablement service fees	15,134	98.8	8,066	98.8	5,503	98.5
Other technology platform-based income	185	1.2	95	1.2	85	1.5

Total technology platform-based income	15,319	100.0	8,161	100.0	5,588	100.0

We do not provide loan enablement services or post-origination services on a standalone basis. Loan enablement service fees and post-origination service fees are recognized upon completion of different performance obligations, and they include the service fees for both the off-balance sheet loans newly enabled during the current financial year and those had been enabled in previous years.

The following table sets forth the sum of the loan enablement service fees and post-origination service fees that is expected to arise from the remaining performance of long-term contracts for our financial enablement services as of December 31, 2025. Upon the fulfillment of the obligations under service contracts, the fees are expected to be recognized in the respective periods in the amounts as described in the table below given the best estimated loan repayment time. The actual amount that we recognize is subject to the actual repayment behavior of borrowers, which may differ from the estimation in our model. If early repayment increases, the total service fee expected to be paid by the borrowers decreases, thus decreasing the income we recognize for each of the loans enabled, and the reverse is true if early repayment decreases. Although the estimate of loan repayment time represents our best estimate based on the information that is currently available to us, there is no assurance that the actual loan repayment time will not deviate from our best estimate, which in turn would affect the income in the respective expected periods of recognition.

	Amount	Percentage
	(RMB in millions)	(%)
Expected period of recognition
2026	2,586	53.0
2027	1,775	36.4
2028	517	10.6

Total	4,878	100.0

When predicting the repayment behavior of borrowers and effective tenor of loans, historical early repayment data is the key indicator of future trends. On a regular basis, we review the actual early repayments that have occurred and adjust the early repayment assumption to update our best estimate of the effective tenor for outstanding loans.

The table below sets forth the estimated effective tenor of loans that we do not consolidate on our balance sheet, after considering the actual early repayments that have occurred and expected future early repayments, as of December 31, 2023, 2024 and 2025.

	As of December 31,
	2023	2024	2025
	(months)
Estimated Effective Tenor for Off-Balance Sheet Loans
General unsecured loans	20.46	21.70	21.61
Secured loans	15.50	15.41	17.01

The table below sets forth the impact of changes in estimated effective tenor on the sum of loan enablement service fees and post-origination service fees of RMB4,878 million expected as of December 31, 2025 to be recognized in the remaining period of the loans when the remaining performance obligations are satisfied.

	General unsecured loans	Secured loans	Total
	(RMB millions)
Change in estimated effective tenor
-1 month	111	41	152
+1 month	114	43	157

Net Interest Income

Net interest income consists of net interest income from consolidated trusts, microloans, consumer finance loans and Ping An Digital Bank. In late 2018, we began to introduce a third-party funded trust plan model under which most though not all of the trust plans required consolidation under IFRS 10. Under IFRS 10, we consolidate those trust plans over which we have control and from which we receive variable returns which are affected by our control over these trust plans. Consequently, we recognize net interest income based on the cash flows directly attributable to loans funded by these consolidated trust plans using the effective interest rate method. Hence, borrower acquisition expenses from such third-party funded trust plans are recognized as offsetting net interest income under IFRS 9. See “Item 4. Information on the Company—B. Business Overview—How We Enable Our Institutional Partners—Our Funding Partners—Trusts.”

In May 2020, we also started to serve consumers under our licensed consumer finance subsidiary. As a result, the net carrying value of the loans we originated plus the interest receivables on those loans amounted are categorized as on-balance sheet outstanding loans and recorded as loans to customers on our balance sheet. See “—On- and Off-Balance Sheet Treatment of Loans and Risk Exposure.”

The following table sets forth the breakdown of our net interest income for the years indicated.

	For the Year Ended December 31,
	2023		2024		2025
	(restated)
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
Loans originated by consolidated trust plans:
Interest income	15,401	117.5	9,634	78.3	7,112	53.9
Interest expenses	(6,576)	(50.2)	(2,784)	(22.6)	(1,621)	(12.3)

Net interest income from loans originated by consolidated trust plans	8,825	67.3	6,850	55.6	5,490	41.6
Loans originated by financial institutions:
Interest income	5,008	38.2	6,528	53.0	8,949	67.8
Interest expenses	(720)	(5.5)	(1,066)	(8.7)	(1,245)	(9.4)

Net interest income from loans originated by financial institutions	4,287	32.7	5,462	44.4	7,704	58.4

Total net interest income	13,112	100.0	12,311	100.0	13,194	100.0

Guarantee Income

Whether under our bank-funding model or trust-funding model, 8.6% of financing guarantees for the outstanding balance of loans enabled by us were provided by third-party credit enhancement providers as of December 31, 2025. We earn guarantee income as a return to our credit risk exposure to the extent that we provide credit enhancement service for loans we enable. We do not provide guarantees as a stand-alone service for loans that we did not enable. Guarantee income consists of the fees we charge to our borrowers for the guarantee services we provide on loan products. As we have increased the proportion of the loans we enable for which we provide credit enhancement, guarantee income has accounted for an increasing though still relatively low proportion of our total income, from 12.8% in 2023 to 14.6% in 2024 and 20.3% in 2025.

Other Income

Other income includes account management service fees and other services fees. Account management service fees represent service fees charged to credit enhancement providers for reminder services provided to them for loans enabled by us that are covered by their credit enhancement services. Other income accounted for 4.1% of our total income in 2023, 6.2% of our total income in 2024 and 4.4% of our total income in 2025.

Investment Income/(loss)

Investment income/(loss) primarily consists of interest income and realized and unrealized gains and losses on financial assets and financial investments, which mainly consist of mutual funds, trust plans, structured deposits, bank wealth management products, debt securities and other debt investments. Investment income accounted for 0.2% of our total income in 2023, (4.3)% of our total income in 2024 and 6.1% of our total income in 2025.

Total Expenses

Our expenses include sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses, and credit impairment costs, among others. The following table sets forth the breakdown of our expenses, both in absolute amounts and as percentages of our total income, for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	(restated)
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except percentages)
Sales and marketing expenses	9,889	30.2	5,406	20.3	4,036	577	14.6
General and administrative expenses	2,350	7.2	2,024	7.6	1,922	275	6.9
Operation and servicing expenses	6,193	18.9	5,034	18.9	3,837	549	13.8
Technology and analytics expenses	1,406	4.3	1,178	4.4	991	142	3.6
Credit impairment losses	12,696	38.8	12,613	47.4	16,558	2,368	59.8
Asset impairment losses	31	0.1	—	—	28	4	0.1
Finance costs	349	1.1	85	0.3	258	37	0.9
Other (gains)/losses – net	(213)	(0.7)	253	1.0	74	11	0.3

Total expenses	32,700	100.0	26,592	100.0	27,705	3,962	100.0

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

The following table sets forth the breakdown of our borrower acquisition costs, both in absolute amounts and percentages of total borrower acquisition costs, for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	(restated)
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
Direct sales	2,593	51.6	1,624	59.2	1,029	68.4
Channel partners	2,135	42.4	982	35.8	408	27.1
Online and telemarketing	302	6.0	139	5.0	68	4.5

Total borrower acquisition expenses	5,031	100.0	2,746	100.0	1,505	100.0

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

The following table sets forth the breakdown of our sales and marketing expenses, both in absolute amounts and as percentages of our total sales and marketing expenses, for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	(restated)
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
Borrower acquisition expenses	5,031	50.9	2,746	50.8	1,505	37.3
General sales and marketing expenses	4,399	44.5	2,626	48.6	2,531	62.7
Investor acquisition and retention expenses	24	0.2	35	0.6	—	—
Referral expenses from platform service	435	4.4	—	—	—	—
Total sales and marketing expenses	9,889	100.0	5,406	100.0	4,036	100.0

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

Impairment Losses

Under IFRS 9, we use an expected loss model to determine and recognize impairments, which were recorded within credit impairment losses.

The following table sets forth credit and asset impairment losses for the years indicated:

	For the Year Ended December 31,
	2023	2024	2025
	(restated)
	(RMB in millions)
Credit impairment losses	12,696	12,613	16,558
Asset impairment losses	31	—	28
Total	12,727	12,613	16,587

The following table sets forth the key components of impairment losses for the years indicated:

	For the Year Ended December 31,
	2023	2024	2025
	(restated)
	(RMB in millions)
Loan-related(1)	12,728	12,366	16,544
Investment-related(2)	(27)	247	(1)
Others(3)	26	—	43
Total	12,727	12,613	16,587

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

Impairment losses decreased by 0.9% from RMB12.7 billion in 2023 to RMB12.6 billion in 2024, primarily due to the increase in provision of loans and receivables as a result of the increased risk-bear loan balance, partially offset by the decrease of actual losses.

Impairment losses increased by 31.5% from RMB12.6 billion in 2024 to RMB16.6 billion in 2025, primarily due to the increase in the actual losses and provision of loans and receivables as a result of the increased risk-bearing loan balance.

Finance Costs

Finance cost primarily consists of the interest expenses in connection with our convertible promissory note issued in October 2015 for acquiring our retail credit and enablement business, and the interest expenses of our bank borrowings for general corporate operations that are not related to our retail credit and enablement business.

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

Income Tax Expenses

For the years ended December 31, 2023, 2024 and 2025, our income tax expenses were RMB0.6 billion, RMB1.5 billion and RMB1.1 billion (US$0.2 billion), respectively. Our effective tax rate was 40.0%, (73.4%) and (196.3%) for 2023, 2024 and 2025, respectively. In 2023, our effective tax rate was higher than the PRC enterprise income tax rate of 25% primarily due to the reversal of deferred tax assets recognized in prior years. In 2024, the effective tax rate was higher than the PRC enterprise income tax rate of 25%, mainly attributable to increasing overseas dividend withholding tax and the reversal of deferred tax assets recognized in prior years, and is negative as we recorded a loss before income tax. The effective tax rate for the year ended 2025 was negative, primarily due to an increase in overseas dividend withholding tax and overseas non-deductible losses, combined with a loss before tax in the same period.

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

	For the Year Ended December 31,
	2023	2024	2025
	(restated)
	(RMB)	(RMB)	(RMB)	(US$)
	(in millions)
Technology platform-based income
Retail credit and enablement service fees
Loan enablement service fees	979	1,572	1,291	185
Post-origination service fees	13,729	6,481	4,212	602
Referral income from platform service	426	14	0	0

Retail credit and enablement service fees	15,134	8,066	5,503	787
Other technology platform-based income	185	95	85	12

Total technology platform-based income	15,319	8,161	5,588	799
Net interest income	13,112	12,311	13,194	1,887
Guarantee income	4,392	3,580	5,496	786
Other income	1,391	1,508	1,195	171
Investment income/(loss)	80	(1,046)	1,655	237
Share of net losses of investments accounted for using the equity method	(5)	(1)	—	—

Total income	34,289	24,513	27,128	3,879

	For the Year Ended December 31,
	2023	2024	2025
	(restated)
	(RMB)	(RMB)	(RMB)	(US$)
	(in millions)
Sales and marketing expenses:
Borrower acquisition expenses	(5,031)	(2,746)	(1,505)	(215)
Investor acquisition and retention expenses	(24)	(35)	0	0
General sales and marketing expenses	(4,399)	(2,626)	(2,531)	(361)
Referral expenses from platform service	(435)	—	—	—

Sales and marketing expenses	(9,889)	(5,406)	(4,036)	(577)
General and administrative expenses	(2,350)	(2,024)	(1,922)	(275)
Operation and servicing expenses	(6,193)	(5,034)	(3,837)	(549)
Technology and analytics expenses	(1,406)	(1,178)	(991)	(142)
Credit impairment losses	(12,696)	(12,613)	(16,558)	(2,368)
Asset impairment losses	(31)	—	(28)	(4)
Finance costs	(349)	(85)	(258)	(37)
Other gains/(losses) – net	213	(253)	(74)	(11)

Total expenses	(32,700)	(26,592)	(27,705)	(3,962)
Profit/(loss) before income tax expenses	1,588	(2,079)	(578)	(83)
Less: Income tax expenses	(635)	(1,525)	(1,134)	(162)

Net profit/(loss) attributable to:
Owners of our company	810	(3,871)	(2,098)	(300)
Non-controlling interests	143	267	386	55

	953	(3,604)	(1,712)	(245)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Technology Platform-based Income

Our technology platform-based income decreased by 31.5% from RMB8.2 billion in 2024 to RMB5.6 billion (US$0.8 billion) in 2025. This decrease was primarily due to a decrease of 31.8% in retail credit and enablement service fees from RMB8.1 billion in 2024 to RMB5.5 billion (US$0.8 billion) in 2025 and a decrease of 10.2% in other technology platform-based income from RMB95.0 million in 2024 to RMB85.0 million (US$12.1 million) in 2025.

The decrease of 31.8% in retail credit and enablement service fees was mainly due to a decrease of 35.0% in post-origination service fees from RMB6.5 billion in 2024 to RMB4.2 billion (US$0.6 billion) in 2025 and a decrease of 17.9% in loan enablement service fees from RMB1.6 billion in 2024 to RMB1.3 billion in 2025, which were primarily due to a decrease in new loan sales and the balance of off-balance sheet loans which are funded by banks and by unconsolidated trust plans, as well as a decrease of 100.0% in referral income from platform services from RMB13.8 million in 2024 to RMB0.1 million (US$0.0 million) in 2025, primarily due to the cessation of Lujintong operations in April 2024.

Net Interest Income

Our net interest income increased by 7.2% from RMB12.3 billion in 2024 to RMB13.2 billion (US$1.9 billion) in 2025.

Consolidated Trust Plans

Our net interest income from consolidated trust plans decreased by 19.8% from RMB6.8 billion in 2024 to RMB5.5 billion (US$0.8 billion) in 2025. Interest income from consolidated trust plans decreased by 26.2% from RMB9.6 billion in 2024 to RMB7.1 billion (US$1.0 billion) in 2025, and interest expenses decreased by 41.8% from RMB2.8 billion in 2024 to RMB1.6 billion (US$0.2 billion) in 2025, in both cases primarily due to the decrease in our average balance of loans originated by consolidated trust plans. Interest income represents interest income receivable by loans funded by these trust plans while interest expenses represent interest payable by these consolidated trust plans to their investors.

Financial Institutions (Microloans, Consumer Finance and Ping An Digital Bank)

Our net interest income from Financial institutions increased by 41.1% from RMB5.5 billion in 2024 to RMB7.7 billion (US$1.1 billion) in 2025. Interest income from Financial institutions increased by 37.1% from RMB6.5 billion in 2024 to RMB8.9 billion (US$1.3 billion) in 2025. Interest expense from Financial institutions increased by 16.8% from RMB1.1 billion in 2024 to RMB1.2 billion in 2025. The increase in interest income from Financial institutions was primarily due to the expansion of our consumer finance & microloan lending business.

Guarantee Income

Our guarantee income increased by 53.5% from RMB3.6 billion in 2024 to RMB5.5 billion (US$0.8 billion) in 2025. This increase was primarily attributable to an increase in the average off-balance risk-bearing loan balance.

Investment Income

We recorded an investment loss of RMB1.0 billion in 2024 and an investment income of RMB1.7 billion (US$0.2 billion) in 2025, mainly due to combined impact of changes in the valuations of assets and a gain we recognized from the loss sharing agreement we entered with the “Affiliate, as that term is defined in “Item 4. Information on the Company—History and Development of the Company—Recent Developments.”

Other Income

Our other income decreased by 20.8% from RMB1.5 billion in 2024 to RMB1.2 billion (US$0.2 billion) in 2025. This decrease was primarily due to a decrease in account management fees driven by decreased collections in 2025.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 25.3% from RMB5.4 billion in 2024 to RMB4.0 billion (US$0.6 billion) in 2025, mainly due to a decrease in new sales of off-balance loan and optimization of staff cost.

Borrower Acquisition Expenses

Our borrower acquisition expenses decreased by 45.2% from RMB2.7 billion in 2024 to RMB1.5 billion (US$0.2 billion) in 2025. Our borrower acquisition expenses primarily represent the expenses we incur as compensation for new loans we enabled that generated technology platform-based income, both for loans enabled in 2025 and for loans enabled in prior years whose remaining balance and tenor of obligations had not lapsed. The decrease in borrower acquisition expenses was primarily due to a decrease in new loan sales and outstanding balance.

Investor Acquisition and Retention Expenses

Our investor acquisition and retention expenses decreased to nil in 2025 from RMB34.8 million in 2024 due to the winding down of wealth management business and cessation of its new sales.

General Sales and Marketing Expenses

Our general sales and marketing expenses decreased by 3.6% from RMB2.6 billion in 2024 to RMB2.5 billion (US$0.4 billion) in 2025. This decrease was primarily due to the decrease in staff costs for sales and marketing personnel.

Referral Expenses From Platform Service

Our referral expenses from platform service was nil and nil in 2024 and 2025, respectively.

General and Administrative Expenses

Our general and administrative expenses decreased by 5.0% from RMB2.0 billion in 2024 to RMB1.9 billion (US$0.3 billion) in 2025. This decrease was primarily due to our expense control measures.

Operation and Servicing Expenses

Our operation and servicing expenses decreased by 23.8% from RMB5.0 billion in 2024 to RMB3.8 billion (US$0.5 billion) in 2025, primarily due to a decrease in loan-related operating expenses, our expense control measures and the decrease in the loan balance, partially offset by the increased resources we invested in collection services.

Technology and Analytics Expenses

Our technology and analytics expenses decreased by 15.9% from RMB1.2 billion in 2024 to RMB1.0 billion (US$0.1 billion) in 2025. This decrease was primarily due to the expense control measures we adopted.

Impairment Losses

Our impairment losses, including credit impairment losses and asset impairment losses, increased by 31.6% from RMB12.6 billion in 2024 to RMB16.6 billion (US$2.4 billion) in 2025.

Credit impairment losses increased by 31.3% from RMB12.6 billion for the year ended December 31, 2024 to RMB16.6 billion for the year ended December 31, 2025, primarily due to the increase of actual losses, and provision of loans and receivables as a result of the increased risk-bearing loan balance.

Asset impairment was nil in 2024 and a loss of RMB28.3 million in 2025, This increase was primarily due to the impairment of intangible assets of microloans in 2025.

Finance Costs

Our finance costs increased by 204.6% from RMB84.8 million in 2024 to RMB258.3 million (US$36.9 million) in 2025, primarily due to the decrease in interest income from deposits.

Other gains/(losses) – net

We recognized other loss – net of RMB252.6 million in 2024, while we recognized other loss – net of RMB74.1 million (US$10.6 million) in 2025. The change was primarily due to the decrease of foreign exchange losses we recognized in 2025.

Income Tax Expenses

Our income tax expenses decreased by 25.6% from RMB1.5 billion for the year ended December 31, 2024 to RMB1.1 billion (US$162.2 million) for the year ended December 31, 2025 primarily due to the decrease in overseas dividend withholding tax.

Net Profits/(Losses)

As a result of the above, we recorded a net loss of RMB3.6 billion in 2024 and a net loss of RMB1.7 billion (US$0.3 billion) in 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Technology Platform-based Income

Our technology platform-based income decreased by 46.7% from RMB15.3 billion in 2023 to RMB8.2 billion in 2024. This decrease was primarily due to a decrease of 46.7% in retail credit and enablement service fees from RMB15.1 billion in 2023 to RMB8.1 billion in 2024 and a decrease of 48.7% in other technology platform-based income from RMB0.2 billion in 2023 to RMB0.1 billion in 2024.

The decrease of 46.7% in retail credit and enablement service fees was mainly due to a decrease of 52.8% in post-origination service fees from RMB13.7 billion in 2023 to RMB6.5 billion in 2024, primarily due to a decrease in the balance of off-balance sheet loans, as well as a decrease of 96.8% in referral income from platform services from RMB425.9 million in 2023 to RMB13.8 million in 2024, primarily due to the cessation of Lujintong operations in April 2024, which was partially offset by a 60.6% increase from RMB979.0 million in 2023 to RMB1.6 billion in loan enablement services fees in 2024.

Net Interest Income

Our net interest income decreased by 6.1% from RMB13.1 billion in 2023 to RMB12.3 billion (US$1.7 billion) in 2024.

Consolidated Trust Plans

Our net interest income from consolidated trust plans decreased by 22.4% from RMB8.8 billion in 2023 to RMB6.8 billion in 2024. Interest income from consolidated trust plans decreased by 37.4% from RMB15.4 billion in 2023 to RMB9.6 billion in 2024, and interest expenses decreased by 57.7% from RMB6.6 billion in 2023 to RMB2.8 billion in 2024, in both cases primarily due to the decrease in our average balance of loans originated by consolidated trust plans in 2024. Interest income represents interest income receivable by loans funded by these trust plans while interest expenses represent interest payable by these consolidated trust plans to their investors.

Microloans and Consumer Finance

Our net interest income from microloans and consumer finance increased by 27.4% from RMB4.3 billion in 2023 to RMB5.5 billion in 2024. Interest income from microloans and consumer finance increased by 30.4% from RMB5.0 billion in 2023 to RMB6.5 billion in 2024, primarily due to the expansion of our consumer finance business. Interest expense from microloans and consumer finance remained stable at RMB1.1 billion in 2024, compared to RMB0.7 billion in 2023.

Guarantee Income

Our guarantee income decreased by 18.5% from RMB4.4 billion in 2023 to RMB3.6 billion in 2024. This decrease was primarily due to a decrease in the amount of off-balance loans guaranteed by us and a lower average fee rate.

Investment Income/(loss)

We recorded an investment income of RMB80 million in 2023 and an investment loss of RMB1.0 billion in 2024, mainly due to increased losses associated with certain investment assets.

Other Income

Our other income increased by 8.4% from RMB1.4 billion in 2023 to RMB1.5 billion in 2024. This increase was primarily due to an increase in account management fees driven by increased collections in 2024, partially offset by a decrease in post-loan account management fees and collateral registration income from external insurance companies.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 45.3% from RMB9.9 billion in 2023 to RMB5.4 billion in 2024, mainly due to a decrease in new sales and optimization of staff cost.

Borrower Acquisition Expenses

Our borrower acquisition expenses decreased by 45.4% from RMB5.0 billion in 2023 to RMB2.7 billion in 2024. Our borrower acquisition expenses primarily represent the expenses we incur as compensation for new loans we enabled that generated technology platform-based income, both for loans enabled in 2024 and for loans enabled in prior years whose remaining balance and tenor of obligations had not lapsed. The decrease in borrower acquisition expenses was primarily due to a decrease in new loan sales.

Investor Acquisition and Retention Expenses

Our investor acquisition and retention expenses increased by 44.6% from RMB24.0 million in 2023 to RMB34.8 million in 2024.

General Sales and Marketing Expenses

Our general sales and marketing expenses decreased by 40.3% from RMB4.4 billion in 2023 to RMB2.6 billion in 2024. This decrease was primarily due to the decrease in staff costs for sales and marketing personnel.

Referral Expenses From Platform Service

Our referral expenses from platform service decreased by 100% from RMB435.1 million in 2023 to RMB0.0 million in 2024. This decrease was primarily due to the downsize of Lujintong operations in 2023 and the further cessation of Lujintong operations in April 2024.

General and Administrative Expenses

Our general and administrative expenses decreased by 13.9% from RMB2.4 billion in 2023 to RMB2.0 billion in 2024. This decrease was primarily due to our expense control measures.

Operation and Servicing Expenses

Our operation and servicing expenses decreased by 18.7% from RMB6.2 billion in 2023 to RMB5.0 billion in 2024, primarily due to a decrease in loan-related operating expenses, our expense control measures and the decrease in the loan balance, partially offset by the increased resources we invested in collection services.

Technology and Analytics Expenses

Our technology and analytics expenses decreased by 16.2% from RMB1.4 billion in 2023 to RMB1.2 billion in 2024. This decrease was primarily due to the expense control measures we adopted.

Impairment Losses

Our impairment losses, including credit impairment losses and asset impairment losses, decreased by 0.9% from RMB12.7 billion in 2023 to RMB12.6 billion in 2024.

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

Finance Costs

Our finance costs decreased by 75.7% from RMB349.2 million in 2023 to RMB84.8 million in 2024, primarily due to decrease in financing for non-consumer finance entities and a decrease in interest expenses for our notes after their repayment in July 2023 primarily due to a decrease in interest expenses, which is in turn mainly driven by the repayment of optionally convertible promissory notes in 2023, partially offset by a decrease in bank interest income.

Other gains/(losses) – net

We recognized other gains – net of RMB213.0 million in 2023, while we recognized other loss – net of RMB252.6 million in 2024. The change was primarily due to foreign exchange losses we recognized in 2024.

Income Tax Expenses

Our income tax expenses increased by 140.0% from RMB0.6 billion for the year ended December 31, 2023 to RMB1.5 billion for the year ended December 31, 2024 due to increasing overseas dividend withholding tax and the reversal of deferred tax assets recognized in prior years.

Net Profits/(Loss)

As a result of the above, our net profit of RMB1.0 billion in 2023 became a loss of RMB3.6 billion in 2024.

B.	Liquidity and Capital Resources

We had net cash generated from operating activities of RMB12,720.4 million, RMB1,816.8 million and RMB12,473.0 million (US$1,783.6 million) in 2023, 2024 and 2025, respectively.

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	(restated)
	(RMB)	(RMB)	(RMB)	(US$)
	(in millions)
Summary Consolidated Cash Flows Data:
Net cash generated from operating activities	12,720	1,817	12,473	1,784
Net cash generated from/(used in) investing activities	(3,470)	2,669	(16,467)	(2,355)
Net cash used in financing activities	(20,248)	(11,282)	3,317	474
Effect of exchange rate changes on cash and cash equivalents	(20)	17	(33)	(5)
Net increase/(decrease) in cash and cash equivalents	(11,018)	(6,779)	(709)	(101)
Cash and cash equivalents at beginning of the year	29,595	18,577	11,798	1,687
Cash and cash equivalents at end of the year	18,577	11,798	11,089	1,586

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

As of December 31, 2025, we had RMB22.1 billion (US$3.2 billion) in cash at bank, of which 91.7% was held in Renminbi. All of our cash at bank are held by major financial institutions located in China, which we believe are of high credit quality. As of December 31, 2025, there was one bank with which our cash and cash equivalents balance exceeded 10% of our total cash at bank. We had cash generated from operating activities of RMB12.7 billion, RMB1.8 billion and RMB12.5 billion (US$1.8 billion) in the year ended December 31, 2023, 2024 and 2025, respectively.

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

Operating Activities

Net cash generated from operating activities for the year ended December 31, 2025 was RMB12.5 billion (US$1.8 billion), as compared to loss before income tax expenses of RMB0.6 billion (US$0.1 billion) for the same period. The difference was primarily due to a decrease in loans to customers accounts and other receivables of RMB3.5 billion, together with non-cash credit impairment losses of RMB10.6 billion recognized in the profit or loss for the period.

Net cash generated from operating activities for the year ended December 31, 2024 was RMB1.8 billion, as compared to loss before income tax expenses of RMB2.1 billion for the same period. The difference was primarily due to a decrease in loans to customers and accounts and other receivables of RMB17.9 billion and a decrease in accounts and other payables of RMB22.1 billion.

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

Net cash used in investing activities for 2025 was RMB16.5 billion (US$2.4 billion), primarily as a result of payment for acquisition of investment assets, which exceeded proceeds from sale of investment assets.

Net cash generated from investing activities for 2024 was RMB2.7 billion, primarily as a result of payment for acquisition of investment assets of RMB60.7 billion, partially offset by proceeds from sale of investment assets of RMB63.2 billion and interest received on investment assets of RMB0.9 billion.

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

Net cash generated from financing activities for 2025 was RMB3.3 billion (US$0.5 billion), primarily as a result of proceeds from borrowings, partially offset by repayment of borrowings.

Net cash used in financing activities for 2024 was RMB11.3 billion, primarily as a result of repayment of borrowings of RMB14.2 billion, payment for interest expenses of RMB0.7 billion, payment for early redemption and extension of convertible promissory notes payable of nil and repayment of bonds payable of nil, partially offset by proceeds from borrowings of RMB9.0 billion.

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

Off-Balance Sheet Arrangements

As of December 31, 2025, 11.6% of the financing guarantees for the off balance loans we enabled were provided by third-party credit enhancement providers, while the remainder were provided by our licensed financing guarantee subsidiary. The following table sets forth the balance of our remaining commitment as at each balance sheet date under the financing guarantee contracts for which we do not consolidate the underlying loans.

	As of December 31,
	2023	2024	2025
	(restated)
	(RMB)	(RMB)	(RMB)	(US$)
	(in millions)
Financing guarantee commitments	54,903	68,017	67,470	9,648

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)
	(in millions)
Non-cancellable leases	260	37	152	22	106	15	2	0	0	0

Non-cancellable leases represent leases for office premises.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

Not applicable.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors currently in office.

Directors and Executive Officers	Age	Position/Title
Dicky Peter Yip	79	Chairman of the Board and Independent Director
Xiang Ji	43	Director and Chief Executive Officer
Tongzhuan Xi	39	Director and Chief Financial Officer
Fangfang Cai	52	Director
Shibang Guo	61	Director
Peifeng Li	52	Director
Wai Ping Tina Lee	63	Independent Director
Koon Wing Ernest Ip	65	Independent Director
Siu Hong Cheng	66	Independent Director
Jianbo Cheng	44	Chief Risk Officer
Jinliang Mao	59	Chief Technology Officer
Tao Wu	52	Executive Deputy General Manager and Chief Marketing Officer
Xiaodi Wang	42	Chief Compliance Officer

Mr. Dicky Peter Yip has been the Chairman of the Board and an independent director of our company since April 2025. Mr. Yip has served as an independent non-executive director of Sun Hung Kai Properties Limited (a company whose shares are listed on the Hong Kong Stock Exchange (stock codes: 0016 (HKD counter) and 80016 (RMB counter))) since September 2004. Prior to that, he joined The Hongkong and Shanghai Banking Corporation Limited (a company whose shares are listed on the Hong Kong Stock Exchange (stock code: 0005) in 1965, and subsequently served as a chief executive of the China business at HSBC’s Area Office China, from January 2003 to May 2005, a general manager of HSBC from April 2005 to June 2012, and an executive vice president of Bank of Communications Co., Ltd. (a company whose shares are listed on the Hong Kong Stock Exchange (stock code: 3328)), from May 2005 to June 2012. Mr. Yip also served as a director of Ping An Insurance (Group) Company of China Ltd, (a company whose shares are dually listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock codes: 2318 (HKD counter) and 82318 (RMB counter)), the controlling shareholder of our company, and the original Ping An Bank Co., Ltd (a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 000001)), from November 2002 to May 2005. He served as an independent non-executive director of Ping An Insurance from June 2013 to July 2019, an independent non-executive director of DBS Bank (HK) Limited from 2013 to 2019, an independent non-executive director of DBS Bank (China) Limited from 2015 to 2019, the founding chairman of Ping An OneConnect Bank (Hong Kong) Limited (currently known as Ping An Digital Bank (International) Limited) from August 2019 to November 2021, an independent non-executive director of South China Holdings Company Limited (a company whose shares are listed on the Hong Kong Stock Exchange (stock code: 413)) from December 2012 to June 2020, and an independent non-executive director of S.F. Holding Co., Ltd (a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 002352) and the Hong Kong Stock Exchange (stock code: 6936)) from February 2017 to December 2022. Besides, Mr. Yip had served in many consultative boards including Hong Kong Aviation Advisory Board, Hong Kong Arts Development Council and Hong Kong Urban Renewal Authority. Mr. Yip obtained his MBA degree from The University of Hong Kong and is a member of the Chartered Institute of Bankers, London. Mr. Yip received the Ten Outstanding Young Persons of Hong Kong in 1984 for his contributions to the banking industry and the community in Hong Kong. Mr. Yip was awarded the MBE by the British Government in 1984. In 1999, he was appointed Unofficial Justice of the Peace in Hong Kong. In 2000, he was awarded the Bronze Bauhinia Star by the Hong Kong Special Administrative Region Government. He also served two terms since June 2008 as a member of the Shanghai Committee of the Chinese People’s Political Consultative Conference. Mr. Yip is active in community and youth activities in Hong Kong and is a member of a number of service organizations such as an Honorary Council Member of the Hong Kong Committee for the United Nations Children’s Fund (UNICEF), Hong Kong Housing Society and Hong Kong Air Cadet Corps. Mr. Yip was the last Commanding Officer of the Royal HK Auxiliary Air Force (since became the Government Flying Service) which was disbanded in March 1993.

Mr. Xiang Ji has served as a director and the chief executive officer of our company since April 2026, and he served as the co-chief executive officer of our company from October 2025 to April 2026. Mr. Ji possesses close to 20 years of cross-industry work experience in retail credit, risk management and investment management. Mr. Ji served at McKinsey & Consulting Company Inc. from February 2014 to September 2025, with his last position as Global Managing Partner overseeing Asia Retail Banking Business. From September 2007 to December 2012, Mr. Ji provided post-investment service and project management service to various institutions in the United Kingdom. Mr. Ji obtained a master’s degree in business management from INSEAD in December 2013, a master’s degree in telecommunication engineering from Politecnico Di Torino in June 2007, and a bachelor’s degree in communication engineering from Beijing Information Science and Technology University in June 2005.

Mr. Tongzhuan Xi has served as a director and the chief financial officer of our company since April 2025. Mr. Xi has extensive experience in financial services consulting, investment, and management. Prior to joining our company, he held various roles within Ping An Group, including serving as Deputy Head of Retail Banking at Ping An Bank from October 2024 to April 2025, Deputy Director and other roles in the Strategic Development Center and the Planning Department of Ping An Group from March 2023 to September 2024, and Director of Strategic Analysis at OneConnect Financial Technology from February 2017 to July 2019. Earlier in his career, Mr. Xi worked as a consultant at PwC and McKinsey & Company from October 2012 to January 2017, and served as Vice President of Investment at Huaxing Growth Capital from August 2019 to February 2023.

Ms. Fangfang Cai has been a director of our company since February 2026. Ms. Cai has served as an executive director of Ping An Group since July 2014. She joined the Ping An Group since 2007 and currently acts as non-executive director of a number of controlled subsidiaries within Ping An Group, including Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty, Ping An Bank Co., Ltd. and Ping An Healthcare and Technology Co., Ltd.. Ms. Cai successively held the positions of a Vice General Manager and the General Manager of the Remuneration Planning and Management Department of the Human Resources Center of Ping An Group from October 2009 to February 2012, and served as the Vice Chief Financial Officer and General Manager of the Planning Department of Ping An Group from February 2012 to September 2013, the Vice Chief Human Resources Officer of Ping An Group from September 2013 to March 2015, and the Chief Human Resources Officer of Ping An Group from March 2015 to April 2023. Prior to joining Ping An Group, Ms. Cai served as the consulting director of Watson Wyatt Consultancy (Shanghai) Ltd. and the audit director on the financial industry of British Standards Institution Management Systems Certification Co., Ltd. Ms. Cai obtained a master’s degree in accounting from the University of New South Wales, Australia.

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

Mr. Peifeng Li has been a director of our company since February 2026. Mr. Li has been the general manager of the finance department of Ping An Group since February 2023. Prior to that, Mr. Li has held various senior management positions in the Ping An Group, including the general manager of the treasury department of Ping An Group from November 2021 to February 2023, the general manager of finance department of Ping An Real Estate Co., Ltd. from April 2015 to October 2021, the general manager of finance department of Ping An Trust Co., Ltd. from May 2009 to April 2015 and the assistant to the general manager of finance department and vice general manager of finance department of Ping An Group from June 2006 to April 2009. Mr. Li obtained a master’s degree in economics from Southwestern University of Finance and Economics in June 1998. Mr. Li has been a PRC certified accountant since August 1998.

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

Mr. Koon Wing Ernest Ip has been an independent director of the Company since April 2026. Mr. Ip has over 40 years of experience in accounting and auditing including 34 years in PwC where he retired from PwC as a partner in 2019. In the same year, Mr. Ip joined as the Group Chief Financial Officer of Fung Group which comprises Li & Fung Limited (a company formerly listed on the Main Board of the HK Stock Exchange), Fung (1937) Management Limited and Convenience Retail Asia Limited (a company listed on the Main Board of the HK Stock Exchange (stock code: 0831)). Mr. Ip has held various key positions in regulatory authorities and business associations. He was a member of the Listing Committee of the HK Stock Exchange from 2003 to 2009 and a member of the Dual Filing Advisory Group of the Securities and Futures Commission of Hong Kong from 2008 to 2014. Currently, Mr. Ip is a member of the Takeovers and Mergers Panel and the Takeovers Appeal Committee. Mr. Ip was the President of the Hong Kong Business Accountants Association in 2022. He is also a member of the Guangdong Provincial Committee of the Chinese People’s Political Consultative Conference and a Vice President of the Council for the Promotion of Guangdong-Hong Kong-Macao Cooperation. Mr. Ip is currently an Independent Non-Executive Director of Media Chinese International Limited, a company dually listed on the Main Board of the Hong Kong Stock Exchange (stock code: 0685) and the Main Market of Bursa Malaysia Securities Berhad in Malaysia (stock code: 5090). Mr Ip is also the Independent Non-Executive Director of Ping An Digital Bank and OneConnect, respectively. Both Ping An Digital Bank and OneConnect are private companies and subsidiaries of Ping An Insurance. Mr. Ip graduated from the Hong Kong Polytechnic University (formerly known as Hong Kong Polytechnic) in 1984 with a Professional Diploma in Accountancy. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

Mr. Siu Hong Cheng has been an independent director of our company since April 2026. Mr. Cheng has over 35 years of experience in the financial industry. He has served as an independent non-executive director of Hong Kong Interbank Clearing Limited since November 2023, a director of CryptoBLK International Holding Co. Limited since 2021, a director of Hong Kong Science and Technology Parks Corporation from 2014 to 2019 and an independent nonexecutive director of Ping An Insurance from 2012 to 2013. Mr. Cheng worked at The Hongkong and Shanghai Banking Corporation Limited for 36 years, from 1983 to 2019, focusing on financial technology, and served as the Chief Operating Officer for the Asia Pacific region from 2010 to 2019. Mr. Cheng is currently a Council Member of The Hong Kong Federation of Youth Groups, a Director of Hong Kong Internet Registration Corporation Limited, a Council Member of the Hong Kong Quality Assurance Agency, Chairman of the Advisory Committee of the Hong Kong Institute of Information Technology of the Vocational Training Council, Chairman of the Innovation Power Advisory Committee of The Hong Kong Jockey Club, a member of the New Industrialisation Vetting Committee (NIVC), and a Director of Hong Kong Esperanza (also known as “Uncle Chip” Co-creation Society). Mr. Cheng graduated from the University of Hong Kong in 1981 with a Bachelor of Science diploma in Electronic Engineering and is also a Distinguished Fellow of the Hong Kong Computer Society.

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

Mr. Tao Wu has been the executive deputy general manager and the chief marketing officer since October 2025. Mr. Wu has over 30 years of work experience in the financial insurance, automobile service and internet industries. Prior to joining the Company, Mr. Wu served at Autohome (a company whose shares are dually listed on the NYSE (stock code: ATHM) and the Hong Kong Stock Exchange (stock code: 2518)), where he held positions of executive director and Chief Executive Officer from December 2023 to February 2025, and Vice President from July 2016 to November 2020. Mr. Wu also worked at Ping An Property & Casualty Insurance Company of China, Ltd. (“Ping An Property & Casualty”), serving as a director of Ping An Property & Casualty from August 2023 to June 2024. From November 2020 to December 2023, Mr. Wu successively served as the Director of Operations, Deputy General Manager, and Executive Deputy General Manager at Ping An Property & Casualty. From August 2015 to July 2016, he served as the General Manager of Ping An Property & Casualty Guangdong Branch. From January 2012 to August 2015, he successively held positions as the Deputy General Manager and the General Manager of the Motor Insurance Claim Department at the headquarters of Ping An Property & Casualty. Mr. Wu served as the Deputy General Manager at certain branches of Ping An Property & Casualty, including Fujian Branch from May 2011 to January 2012 and Xiamen Branch from July 2008 to May 2011. From September 2001 to July 2008, he worked at Ping An Property & Casualty, mainly responsible for motor insurance underwriting and dealership channel management. Mr. Wu obtained a bachelor’s degree in automotive engineering from Tsinghua University in July 1995.

Ms. Xiaodi Wang has been the chief compliance officer since April 2026. Ms. Wang possesses extensive legal and compliance experience at large financial institutions and has deep expertise in regulatory policies, laws and regulations in the finance industry and corporate governance practices. Ms. Wang joined Ping An Asset Management Co., Ltd. in September 2012 and currently serves as the general manager of the internal control and compliance department and board secretary. Prior to joining Ping An Asset Management Co., Ltd., Ms. Wang had served as a compliance specialist at the compliance and internal audit department of AXA-SPDB Investment Managers Co., Ltd. from July 2009 to September 2012. Ms. Wang has served as an industry expert with various industry associations and other institutions. She has served a specially appointed research fellow at the Lujiazui Institute of Financial Security since November 2024. Ms. Wang received a bachelor of laws degree and a master of laws degree, both from East China University of Political Science and Law, in 2006 and 2009, respectively.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid an aggregate of RMB31.4 million (US$4.5 million) in cash and benefits to our executive officers and directors then in office. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors or entered into service contracts with our directors providing for benefits upon termination of employment. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing fund.

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

We have also entered into indemnification agreements with our directors. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director of our company.

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

The following table summarizes, as of March 18, 2026, the number of ordinary shares underlying outstanding share awards that we granted to our directors and executive officers currently in office pursuant to our share incentive plans.

Name	Ordinary Shares Underlying Outstanding Options/Unvested Performance Share Units Granted	Date of Grant	Vesting Period	Date of Expiration
Dicky Peter Yip	—	—	—	—
Xiang Ji	—	—	—	—
Tongzhuan Xi	—	—	—	—
Fangfang Cai	—	—	—	—
Shibang Guo	—	—	—	—
Peifeng Li	—	—	—	—
Wai Ping Tina Lee	—	—	—	—
Koon Wing Ernest Ip	—	—	—	—
Siu Hong Cheng	—	—	—	—
Jianbo Cheng	—	—	—	—
Jinliang Mao	228,537	May 1, 2016	4 years	May 1, 2026
	49,682	April 1, 2017	4 years	April 1, 2027
	99,365	December 29, 2017	4 years	December 29, 2027
	2,926	November 1, 2020	4 years	November 1, 2030
Tao Wu	—	—	—	—
Xiaodi Wang	—	—	—	—

As of December 31, 2025, our employees and consultants other than directors and executive officers as a group held performance share units and options to receive 9,278,742 ordinary shares.

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

Audit Committee. Our audit committee consists of Mr. Koon Wing Ernest Ip, Mr. Siu Hong Cheng and Ms. Wai Ping Tina Lee, and is chaired by Mr. Koon Wing Ernest Ip. Each of Mr. Koon Wing Ernest Ip, Mr. Siu Hong Cheng and Ms. Wai Ping Tina Lee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Koon Wing Ernest Ip qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Nomination and Remuneration Committee. Our nomination and remuneration committee consists of Mr. Dicky Peter Yip, Ms. Fangfang Cai and Ms. Wai Ping Tina Lee, and is chaired by Mr. Dicky Peter Yip. Each of Mr. Dicky Peter Yip, Ms. Fangfang Cai and Ms. Wai Ping Tina Lee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nomination and remuneration committee assists the board in selecting individuals qualified to become our directors, determining the composition of the board and its committees, reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The nomination and remuneration committee is responsible for, among other things:

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

Our success depends on our ability to attract, retain and motivate qualified personnel, including personnel from both the finance and technology industries. We had a total of 38,725, 35,875 and 33,163 full-time employees as of December 31, 2023, 2024 and 2025. Almost all of our employees are based in China.

The following table sets forth a breakdown of our employees by function as of December 31, 2025:

Function	Number of Employees	Percentage
Sales and marketing
Direct sales	21,802	65.7%
Channel management	1,295	3.9%
Online sales	1,005	3.0%

Total sales and marketing	24,102	72.7%
Credit assessment	1,026	3.1%
Post-origination services	4,501	13.6%
General and administrative	2,517	7.6%
Technology and research	518	1.6%
Other	499	1.5%

Total	33,163	100.0%

The following table sets forth the number of our employees by geography as of December 31, 2025:

	Number of Employees	Percentage
Jiangsu	3,666	11.1%
Shandong	2,559	7.7%
Hebei	2,537	7.7%
Guangdong	2,402	7.2%
Shanghai	2,212	6.7%
Hubei	2,142	6.5%
Anhui	2,066	6.2%
Sichuan	2,065	6.2%
Shaanxi	1,633	4.9%
Zhejiang	1,497	4.5%
Others	10,384	31.3%

Total	33,163	100.0%

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

As required by PRC laws and regulations, we participate in housing fund and various employee social security plans that are organized by the regional government authorities, including housing, pension, medical, work-related injury, maternity insurance and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accident insurance coverage for our employees. In 2023, 2024 and 2025, we complied with all material aspects of these requirements and were not subject to any material administrative fines or penalties.

To date, we have not experienced any labor strikes or other material labor disputes that have affected our operations. None of our employees are represented by a union or collective bargaining agreements. We believe that we have a good relationship with our employees.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 18, 2026 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our total outstanding shares on an as-converted basis.

The calculations in the table below are based on 1,733,377,784 ordinary shares outstanding (excluding shares underlying the ADSs repurchased by our company pursuant to the share repurchase programs and shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the share incentive plans) as of March 18, 2026.

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

Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers*:
Dicky Peter Yip(1)	—	—
Xiang Ji	—	—
Tongzhuan Xi	—	—
Fangfang Cai(2)	—	—
Peifeng Li(2)	—	—
Shibang Guo(2)	—	—
Koon Wing Ernest Ip(3)	—	—
Siu Hong Cheng(4)	—	—
Wai Ping Tina Lee(5)	—	—
Jianbo Cheng	—	—
Jinliang Mao(6)	446,972	0.0%
Tao Wu	—	—
Xiaodi Wang	—	—
All Directors and Executive Officers as a Group	446,972	0.0%
Principal Shareholders:
Ping An Group(7)	1,579,768,074	73.3%
Tun Kung Company Limited(8)	119,034,497	6.9%

*

Except as indicated otherwise below, the business address of our directors and executive officers is Tower A, Shanghai Ping An Building, No. 206 Kaibin Road, Xuhui District, Shanghai, the People’s Republic of China.

(1)	The business address of Mr. Dicky Peter Yip is 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(2)	The business address of Ms. Fangfang Cai, Mr. Peifeng Li and Mr. Shibang Guo is Ping An Financial Center, 5033 Yitian Road, Futian District, Shenzhen, Guangdong, the People’s Republic of China.

(3)	The business address of Mr. Koon Wing Ernest Ip is 11/F, LiFung Tower, 868 Cheung Sha Wan Road, Kowloon, Hong Kong.

(4)	The business address of Mr. Siu Hong Cheng is 33/F Harbour Centre, 25 Harbour Road, Wanchai, Hongkong.

(5)	The business address of Mrs. Wai Ping Tina Lee is Units C-E, 15/F, China Overseas Building 139 Hennessy Road, Wan Chai, Hong Kong.

(6)

Represents (i) 69,388 ordinary shares held of record by Mr. Jinliang Mao (represented by 34,694 ADSs), and (ii) 377,584 ordinary shares that Mr. Jinliang Mao may purchase upon exercise of share options within 60 days of March 18, 2026.

(7)

Represents (i) 764,894,583 ordinary shares held by An Ke Technology Company Limited, a Hong Kong company, (ii) 393,795,905 ordinary shares held by China Ping An Insurance Overseas (Holdings) Limited, a Hong Kong company, (iii) 202,117,241 ordinary shares upon conversion of the Ping An Convertible Promissory Notes held by An Ke Technology Company Limited within 60 days after March 18, 2026, and (iv) 218,960,345 ordinary shares upon conversion of the Ping An Convertible Promissory Notes held by Ping An Insurance (Group) Company of China, Ltd. within 60 days after March 18, 2026, as reported in a Schedule 13D/A jointly filed by An Ke Technology Company Limited, China Ping An Insurance Overseas (Holdings) Limited and Ping An Insurance on March 20, 2026. An Ke Technology Company Limited is a wholly owned subsidiary of Shenzhen Ping An Financial Technology Consulting Co. Ltd., which is wholly owned by Ping An Insurance, a company incorporated under the laws of the PRC whose shares are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The registered address of An Ke Technology Company Limited is Suite 2353, 23/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. China Ping An Insurance Overseas (Holdings) Limited is a direct wholly owned subsidiary of Ping An Insurance. The registered address of China Ping An Insurance Overseas (Holdings) Limited is Suite 2318, 23/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(8)

Represents, to our knowledge, 119,034,497 ordinary shares beneficially owned by Tun Kung Company Limited, a British Virgin Islands company, consisting of (i) 54,431,275 ordinary shares held of record by Tun Kung Company Limited, (ii) 24,603,222 ordinary shares (represented by 12,301,611 ADSs) recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung Company Limited with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and September 2023, and (iii) 40,000,000 ordinary shares (represented by 20,000,000 ADSs) lent by Tun Kung Company Limited to certain designated dealers (including J.P. Morgan Broking (Hong Kong) Limited and/or its affiliates) to create additional liquidity of our company’s ordinary shares following the listing of our company’s ordinary shares on the Hong Kong Stock Exchange. Tongjun Investment Company Limited holds all of the issued and outstanding share capital of Tun Kung Company Limited. Tongjun Investment Company Limited is a British Virgin Islands company. Each of the two individuals, Mr. Wenwei Dou and Ms. Wenjun Wang, owns 50% of Tongjun Investment Company Limited’s shares. The registered address of Tun Kung Company Limited and Tongjun Investment Company Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

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

In December 2022, China Ping An Insurance Overseas (Holdings) Limited, An Ke Technology Company Limited and our company entered into an amendment and supplemental agreement to amend the terms of the Ping An Convertible Promissory Notes, pursuant to which (i) the parties agreed to extend the maturity date from October 8, 2023 to October 8, 2026 and the commencement date of the conversion period from April 30, 2023 to April 30, 2026 for the remaining 50% outstanding Ping An Convertible Promissory Notes, and (ii) 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes shall be deemed redeemed from the effective date of the amendment and supplemental agreement. As a result, each of these Ping An Convertible Promissory Notes bears interest from the date of issuance, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of each of the Ping An Convertible Promissory Notes outstanding from time to time, which will be payable by us semi-annually until the eleventh anniversary of the issuance date of the Ping An Convertible Promissory Notes. The remaining 50% outstanding Ping An Convertible Promissory Notes which were not redeemed can be converted, in whole or in part, into our ordinary shares (or the ADSs) at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in the terms and conditions of each of the Ping An Convertible Promissory Notes. The Ping An Convertible Promissory Notes can be converted into an aggregate of 421,077,586 ordinary shares of our company as of March 31, 2026. Unless converted or purchased and canceled prior to October 8, 2026, we will redeem the remaining 50% outstanding principal amount of the Ping An Convertible Promissory Notes together with accrued interest on October 8, 2026. The holders of the Ping An Convertible Promissory Notes shall have the right (but not obligation) to require us to redeem the outstanding principal amount of the Ping An Convertible Promissory Notes and accrued interest after the occurrence of an event of default under the Ping An Convertible Promissory Notes and our company fails to take any remedial steps within 45 days after the receipt of the written notice served by the holders of the Ping An Promissory Notes specifying the occurrence of any of the events of defaults.

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

Contractual Arrangements with The Consolidated Affiliated Entities and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Ping An Group

Summary of Transactions with Ping An Group

For the years ended December 31, 2023, 2024 and 2025, we provided various types of services, including loan account management, wealth management product enablement and other services, to Ping An Group for an aggregate of RMB1,624.7 million, RMB1,366.1 million and RMB1,001.2 million (US$143.2 million) in technology platform based income and other income, respectively. Such income represented 4.7%, 5.6% and 3.7% of our total income for the years ended December 31, 2023, 2024 and 2025, respectively.

For the years ended December 31, 2023, 2024 and 2025, we had investment income and interest income from Ping An Group in the amount of RMB574.3 million, RMB355.4 million and RMB200.9 million (US$28.7 million), respectively, in connection with our investment products issued or managed by Ping An Group and bank deposits at Ping An Group, representing 1.7%, 1.5% and 0.7% of our total income for the years ended December 31, 2023, 2024 and 2025, respectively.

For the years ended December 31, 2023, 2024 and 2025, we had total expenses (excluding finance costs) to Ping An Group in the amount of RMB2,136.1 million, RMB1,567.0 million and RMB1,368.0 million (US$195.6 million), respectively, primarily in connection with accounting processing, data communication, transaction settlement, custodian, office premise rental services, technology support and HR support provided by Ping An Group to us, representing 6.5%, 5.9% and 4.9 % of our total expenses for the years ended December 31, 2023, 2024 and 2025, respectively.

We incurred interest expense to Ping An Group in the aggregate amount of RMB14.1 million, RMB20.8 million and RMB29.0 million (US$4.2 million), respectively, for the years ended December 31, 2023, 2024 and 2025, in connection with borrowings from Ping An Group and interest paid to Ping An Group for its subscription in the consolidated wealth management products managed by us, representing 0.0%, 0.1% and 0.1% of our total expenses for the years ended December 31, 2023, 2024 and 2025, respectively.

We had cash and restricted cash balances of RMB18.1 billion, RMB16.3 billion and RMB10.5 billion (US$1.5 billion) held at banks who are affiliates with Ping An Group as of December 31, 2023, 2024 and 2025, respectively, representing 7.7%, 8.0% and 5.0% of our total assets as of December 31, 2023, 2024 and 2025, respectively.

We had account and other receivables and contract assets due from Ping An Group in the amount of RMB1,510.8 million, RMB2,189.1 million and RMB1,071.6 million (US$153.2 million) as of December 31, 2023, 2024 and 2025, respectively, representing 0.6%, 1.1% and 0.5% of our total assets as of December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2023, 2024 and 2025, we had balance of financial assets at amortized cost with Ping An Group in the amount of RMB1,501.0 million, RMB1,500.6 million and nil, respectively, primarily in connection with certain asset management plan products we purchased from Ping An Group, representing 0.6%, 0.7% and nil of our total assets as of December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2023, 2024 and 2025, in addition to the convertible promissory notes we issued to China Ping An Insurance Overseas (Holdings) Limited as described below, we had borrowings due to Ping An Group in the amount of nil, RMB819.0 million and RMB1,520.3 million (US$217.4 million), respectively, representing nil, 0.7% and 1.2% of our total liabilities as of December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2023, 2024 and 2025, we had account and other payables and contract liabilities due to Ping An Group in the amount of RMB 1,639.7 million, RMB 1,464.9 million and RMB1,658.3 million (US$237.1 million), respectively, representing 1.2%, 1.2% and 1.3 % of our total liabilities as of December 31, 2023, 2024 and 2025, respectively.

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

In consideration of the above redemption and the extension of the maturity date and taking into account the fair market value of the Ping An Convertible Promissory Notes determined by the independent valuers, pursuant to the amendment and supplemental agreement, we agreed to pay China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited a total amount of US$1,071.1 million together with the unpaid interest accrued on the redeemed notes up to and including the effective date of the amendment and supplemental agreement. We had paid the first tranche payment in the total amount of US$535.5 million in December 2022 and the second tranche payment in the total amount of US$535.6 million in March 2023. As of December 31, 2025, the outstanding principal amount of the Ping An Convertible Promissory Notes amounted to US$976.9 million.

For the years ended December 31, 2023, 2024 and 2025, the contractual interest we were required to pay on the convertible promissory notes were US$3.7 million, US$3.7 million and US$3.7 million to China Ping An Insurance Overseas (Holdings) Limited and US$3.5 million, US$3.5 million and US$3.5 million to An Ke Technology Company Limited, respectively.

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

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. For example, in March 2026, a putative federal securities class action was filed against us and certain of our former principal officers (collectively, the “Defendants”), alleging that the Defendants made materially false and misleading statements or omissions regarding our internal controls and financial results in violation of the Securities Exchange Act of 1934. As this action remains in its preliminary stage, we are unable to estimate the possible outcome or possible loss or possible range of loss, if any, associated with the resolution of this case.

Dividend Policy

On March 9, 2023, our board of directors approved a revised semi-annual cash dividend policy. The policy stated that, starting from 2023, we would declare and distribute a recurring cash dividend semi-annually in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to approximately 20% to 40% of our net profit in such fiscal year, or as otherwise authorized by the board of directors. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon our operations and earnings, cash flow, financial condition, and other factors, and subject to adjustment and determination by the board of directors. We distributed cash dividends to our shareholders for the six-month period June 30, 2023, under this dividend policy. However, no cash dividends were distributed for the six-month period ended December 31, 2023, as a special dividend was declared in the first half of 2024, and no cash dividends were distributed for the six-month periods ended June 30, 2024, December 31, 2024, June 30, 2025, December 31, 2025, due to net losses recorded during these periods.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, (the “Code”). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations promulgated thereunder, judicial decisions, administrative pronouncements, the income tax treaty between the United States and the PRC (the “U.S.-PRC income tax treaty”), all as in effect as of the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the United States Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. Moreover, the following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for any minimum tax;

•	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares (as determined for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes:

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

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person under the Code and applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares.

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

Although the law in this regard is not entirely clear, we intend to treat the consolidated affiliated entities (including their subsidiaries, if any) as being owned by us for U.S. federal income tax purposes, because we are able to direct the activities of the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash and investments), we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025, and that we will likely be a PFIC for our current and future taxable years unless the market price of our ADSs significantly increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years with respect to such U.S. Holder, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. The U.S. federal income tax rules that apply if we are classified as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, the gross amount of any distributions paid on our ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distributions we pay with respect to our ADSs or ordinary shares will generally be treated as dividends for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the U.S.-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs, such as ours, that are listed on the NYSE will generally be considered to be readily tradable on an established securities market in the United States. However, there can be no assurance that our ADSs will be considered readily tradable on an established securities market in future years. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the U.S.-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would potentially be eligible for the reduced rates of taxation that apply to qualified dividend income. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the U.S.-PRC income tax treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As described above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower tax rate for dividends paid with respect to our ADSs or ordinary shares under their particular circumstances.

Sale or Other Disposition

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any such gain or loss will generally be capital gain or loss. Any capital gain or loss will generally be long-term if the U.S. Holder’s holding period for such ADSs or ordinary shares exceeds one year at the time of disposition. The deductibility of capital losses may be subject to limitations.

Any gain or loss that the U.S. Holder recognizes on the sale or other disposition of our ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax. If a U.S. Holder is eligible for the benefits of the U.S.-PRC income tax treaty, however, such holder may be able to elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the U.S.-PRC income tax treaty or does not elect to apply the U.S.-PRC income tax treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. A U.S. holder that does not or is not eligible to claim a foreign tax credit may instead claim a U.S. federal income tax deduction in respect of such PRC income tax, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules regarding foreign tax credits and the deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the U.S.-PRC income tax treaty.

As described above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025. U.S. Holders are urged to consult their tax advisors regarding the tax considerations relating to the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless a U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (generally, any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

any amounts allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC will be taxable as ordinary income; and

•

any amounts allocated to each prior taxable year other than a year described in the preceding bullet point will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest charge generally applicable to underpayments of tax on the resulting tax deemed deferred with respect to each such taxable year.

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

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

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

As a foreign private issuer, we are (i) exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, (ii) our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

We and our major overseas intermediate holding companies’ functional currency is US$. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents and loans to subsidiaries denominated in RMB. We have entered into forward contracts to manage the exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB of the overseas subsidiaries.

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

The table below illustrates the impact of an appreciation or depreciation of RMB spot and forward rates against US$/HKD by 5% on our profit before income tax:

	For the Year Ended December 31,
	2023	2024	2025
	(RMB millions)
	(Restated)
5% appreciation of RMB	(174)	(121)	(46)
5% depreciation of RMB	174	121	46

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

	As of December 31, 2023
	< 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	> 3 years	Overdue	No interest	Total
	(RMB millions)
	(Restated)
ASSETS
Cash at bank	21,675	3,799	3,861	3,549	5,849	—	963	39,696
Restricted cash	10,060	1,366	659	1,274	0	—	56	13,417
Financial assets held under resale agreements	29	—	—	—	—	—	—	29
Financial assets at fair value through profit or loss	7,373	2,231	851	287	2,722	5,023	6,275	24,763
Financial assets at amortized cost	1,500	9	8	—	—	241	—	1,758
Accounts and other receivables and contract assets	—	—	—	—	—	—	4,535	4,535
Loans to customers	29,467	57,658	26,211	12,823	408	3,127	—	129,694

Total financial assets	70,104	65,064	31,589	17,933	8,980	8,391	11,830	213,892

LIABILITIES
Payable to platform investors	—	—	—	—	—	—	986	986
Borrowings	10,066	25,737	1,827	953	—	—	240	38,823
Accounts and other payables and contract liabilities	—	—	—	—	—	—	2,792	2,792
Payable to investors of consolidated structured entities	24,381	39,450	14,436	1,190	1	—	—	79,458
Financing guarantee liabilities	—	—	—	—	—	—	4,186	4,186
Lease liabilities	77	177	114	35	2	—	—	405
Convertible promissory notes payable	—	—	—	5,650	—	—	—	5,650
Financial assets sold under repurchase agreements	1,307	—	—	—	—	—	0	1,307

Total financial liabilities	35,831	65,363	16,377	7,828	3	—	8,204	133,607

Total interest rate sensitivity gap	34,273	(299)	15,212	10,105	8,977	8,391	3,627	80,285

	As of December 31, 2024
	< 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	> 3 years	Overdue	No interest	Total
	(RMB millions)
ASSETS
Cash at bank	13,731	4,577	7,581	2,079	800	—	1,137	29,904
Restricted cash	12,606	468	954	49	—	—	54	14,132
Financial assets held under resale agreements	657	—	—	—	—	—	0	657
Financial assets at fair value through profit or loss	4,849	2,793	1,130	793	1,742	3,176	5,872	20,356
Financial assets at fair value through other comprehensive income	648	390	—	118	—	—	—	1,156
Financial assets at amortized cost	1,499	—	—	—	—	—	—	1,499
Accounts and other receivables and contract assets	—	—	—	—	—	—	4,698	4,698
Loans to customers	18,741	44,898	23,978	21,407	855	1,629	—	111,509

Total financial assets	52,730	53,126	33,642	24,447	3,398	4,806	11,761	183,910

LIABILITIES
Payable to platform investors	—	—	—	—	—	—	722	722
Borrowings	11,126	37,633	1,967	—	—	—	388	51,115
Customer deposits	2,906	1,027	—	—	—	—	1	3,934
Accounts and other payables and contract liabilities	—	—	—	—	—	—	2,834	2,834
Finance assets sold under repurchase agreements	782	—	—	—	—	—	0	782
Payable to investors of consolidated structured entities	12,719	21,581	7,974	521	—	—	—	42,796
Financing guarantee liabilities	—	—	—	—	—	—	4,218	4,218
Lease liabilities	56	131	91	25	0	—	—	303
Convertible promissory note payable	—	—	6,174	—	—	—	—	6,174

Total financial liabilities	27,590	60,372	16,206	546	—	—	8,162	112,877

Total interest rate sensitivity gap	25,140	(7,246)	17,436	23,901	3,397	4,806	3,599	71,034

	As of December 31, 2025
	< 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	> 3 years	Overdue	No interest	Total
	(RMB millions)
ASSETS
Cash at bank	12,362	4,917	2,079	285	800	—	1,643	22,086
Restricted cash	11,643	7,216	60	25	—	—	91	19,035
Financial assets held under resale agreements	1,577	—	—	—	—	—	0	1,577
Financial assets at fair value through profit or loss	3,008	5,794	1,048	2,306	3,354	3,601	15,554	34,667
Financial assets at fair value through other comprehensive income	3,111	2,602	250	220	—	—	—	6,182
Accounts and other receivables and contract assets	—	—	—	—	—	—	3,081	3,081
Loans to customers	13,849	37,817	22,738	23,972	2,399	1,516	—	102,291

Total financial assets	45,549	58,347	26,176	26,809	6,553	5,117	20,369	188,919

LIABILITIES
Payable to platform investors	—	—	—	—	—	—	668	668
Borrowings	11,298	50,373	1,447	—	—	—	418	63,536
Customer deposits	6,694	2,699	—	—	—	—	63	9,457
Accounts and other payables and contract liabilities	—	—	—	—	—	—	3,138	3,138
Payable to investors of consolidated structured entities	10,394	14,322	3,943	263	—	—	—	28,921
Financing guarantee liabilities	—	—	—	—	—	—	5,647	5,647
Lease liabilities	47	105	82	24	2	—	—	260
Convertible promissory notes payable	—	6,504	—	—	—	—	—	6,504
Financial assets sold under repurchase agreements	1,662	—	—	—	—	—	0	1,662

Total financial liabilities	30,095	74,003	5,472	286	2	—	9,935	119,793

Total interest rate sensitivity gap	15,454	(15,656)	20,704	26,522	6,551	5,117	10,434	69,126

We perform interest rate sensitivity analysis on our profit by measuring the impact of a change in interest rate of financial assets, liabilities and interest rate derivative instruments.

The table below illustrates the impact to profit before tax of the coming year as of each reporting date based on the structure of interest-bearing assets, liabilities and interest rate derivative instruments as of December 31, 2023, 2024 and 2025, caused by a parallel shift of 100 basis points in interest rates.

	As of December 31,
	2023	2024	2025
	(RMB millions)
	(Restated)
Change in interest rate
-100 basis points	(299)	(193)	(77)
+100 basis points	299	193	77

In the sensitivity analysis, we adopt the following assumptions when determining business conditions and financial index:

•	The fluctuation rates of different interest-bearing assets and liabilities are the same;

•	All assets and liabilities are re-priced in the middle of relevant periods;

•	Analysis is based on static gap on reporting date, regardless of subsequent changes;

•	No consideration of impact on customers’ behavior resulting from interest rate changes;

•	No consideration of impact on market price resulting from interest rate changes;

•	No consideration of actions taken by us.

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

Credit Risk Exposure

Without taking collateral and other credit enhancements into consideration, for on-balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the financial statements. We also assume credit risk due to financing guarantee contracts. The following table sets forth the credit exposure of financing guarantee contracts as of December 31, 2023, 2024 and 2025:

	As of December 31,
	2023	2024	2025
	(RMB millions)
Financing guarantee contracts	54,903	68,017	67,470

As of December 31, 2023, 2024 and 2025, the credit risk on loans to customers amounting to RMB64.6 billion, RMB20.9 billion and RMB6.9 billion (US$1.0 billion), respectively, was borne by external partners. After subtracting these arrangements from the maximum credit risk exposures as listed in the tables above, the loans to customers with credit risk exposure for our company are the carrying amount of loans after provision for impairment losses and interest receivable of the loans is considered. The on-balance sheet credit risk exposure for our company as of December 31, 2023, 2024 and 2025, amounted to RMB70.7 billion, RMB93.5 billion and RMB100.5 billion (US$14.4 billion), respectively. Our credit risk exposure is defined as the net credit risk exposure that we will bear.

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

For loans to customers, we consider a loan to have experienced a significant increase in credit risk if the borrower is past due on its contractual payments in this reporting period, while considered a financial instrument to have experienced a significant increase in credit risk if the borrower is more than 30 days past due on its contractual payments in the comparative reporting period. The change to the presentation of the three stages was expected to have little impact on the results of ECL provision in the current reporting period and in the future. We do not consider any qualitative criteria since we monitor the risk of borrowers purely based on the overdue period.

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

	As of December 31,
	2023	2024	2025
	(RMB millions, except percentages)
Total ECL and financing guarantee liabilities under assumption of reclassification of financial assets from stage 2 to stage 1	9,651	11,256	12,876
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	11,459	12,761	16,968
Difference—amount	(1,808)	(1,506)	(4,092)
Difference—ratio	(16%)	(12%)	(24%)

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

	$		$		$		$		$		$
	As of December 31, 2023
	Repayable on demand or undated		Within 1 year		1 to 2 years		2 to 3 years		Over 3 years		Total
	(RMB millions)
	(Restated)
Financial liabilities
Payable to platform investors		986		—		—		—		—		986
Borrowings		142		36,686		1,926		959		—		39,713
Accounts and other payables and contract liabilities		1,359		1,433		—		—		—		2,792
Payable to investors of consolidated structured entities		53		65,572		14,777		1,247		1		81,650
Lease liabilities		—		270		119		36		2		427
Convertible promissory notes payable		—		51		51		6,984		—		7,086
Financial assets sold under repurchase agreements		—		1,308		—		—		—		1,308

Total		2,540		105,319		16,873		9,226		3		133,962

Financing guarantee commitments		54,903		—		—		—		—		54,903

	As of December 31, 2024
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	(RMB millions)
Financial liabilities
Payable to platform investors	722	—	—	—	—	722
Borrowings	72	49,819	2,046	—	—	51,938
Customer deposit	469	3,495	—	—	—	3,964
Accounts and other payables and contract liabilities	1,490	1,344	—	—	—	2,834
Payable to investors of consolidated structured entities	—	34,901	8,343	546	—	43,789
Lease liabilities	1	190	95	26	0	311
Convertible promissory notes payable	—	52	7,088	—	—	7,140
Financial assets sold under repurchase agreements	—	783	—	—	—	783

Total	2,753	90,582	17,572	572	0	111,480

Financing guarantee commitments	68,017	—	—	—	—	68,017

	As of December 31, 2025
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	(RMB millions)
Financial liabilities
Payable to platform investors	668	—	—	—	—	668
Borrowings	—	62,855	1,471	—	—	64,326
Customer deposit	428	9,092	—	—	—	9,520
Accounts and other payables and contract liabilities	2,772	366	—	—	—	3,138
Payable to investors of consolidated structured entities	—	25,148	4,019	266	—	29,432
Lease liabilities	1	154	89	26	3	273
Convertible promissory notes payable	—	6,931	—	—	—	6,931
Financial assets sold under repurchase agreements	—	1,662	—	—	—	1,662

Total	3,868	106,209	5,578	292	3	115,950

Financing guarantee commitments	67,470	—	—	—	—	67,470

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

The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
	(RMB millions)
	(Restated)
Financial assets at fair value through profit or loss
Mutual funds	5,176	—	—	5,176
Trust plans	—	7,140	117	7,257
Structured deposits	—	805	—	805
Wealth management products	—	964	—	964
Debt securities	—	5,185	—	5,185
Private fund and other equity investments	—	—	659	659
Others debt investments	—	6	4,711	4,716

Total	5,176	14,100	5,487	24,763

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
	(RMB millions)
Financial assets at fair value through other comprehensive income
Certificate of deposits	670	—	—	670
Treasury bills	486	—	—	486

	1,156	—	—	1,156

Financial assets at fair value through profit or loss
Trust plans	—	3,938	309	4,247
Private funds and other equity investments	—	—	598	598
Mutual funds	3,903	—	—	3,903
Debt securities	—	4,932	—	4,932
Wealth management products	—	1,628	—	1,628
Structured deposits	—	1,901	—	1,901
Others debt investments	—	31	3,116	3,147

	3,903	12,429	4,023	20,356

Total	5,059	12,429	4,023	21,512

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
	(RMB millions)
Financial assets at fair value through other comprehensive income
Certificate of deposits	2,068	—	—	2,068
Treasury bills	3,549	—	—	3,549
Other debt securities	566	—	—	566

	6,182	—	—	6,182

Financial assets at fair value through profit or loss
Trust plans	—	95	382	477
Private funds and other equity investments	—	—	567	567
Mutual funds	2,919	—	—	2,919
Debt securities	—	12,491	—	12,491
Wealth management products	—	11,431	—	11,431
Structured deposits	—	2,434	—	2,434
Others debt investments	—	—	4,348	4,348

	2,919	26,450	5,297	34,667

Derivative instruments

Cross currency swap	—	(5)	—	(5)

Total	9,101	26,445	5,297	40,844

There were no changes in valuation techniques during the period.

The following table presents the changes in Level 3 instruments for the years ended December 31, 2023, 2024 and 2025:

	2023	2024	2025
	Financial assets at fair value through profit or loss
	(RMB millions)
	(Restated)
As of beginning of the year	3,006	5,487	4,023

Additions	2,720	1,386	1,467
Disposal	(1,021)	(1,277)	(1,203)
Transfer into Level 3	1,063	—	—
Gains or losses recognized in profit or loss	(280)	(1,572)	1,010

As of end of the year	5,487	4,023	5,297

For the year ended December 31, 2023, RMB1,063 million investment was transferred from Level 2 to Level 3 as significant unobservable inputs were applied in valuation method.

All of the unrealised gains or losses of Level 3 instruments for the period are recognized in investment income/(loss) (refer to Note 9).

Fair value measurements using significant unobservable input:

The level of fair value measurement is determined by the lowest level input with material significance in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the estimation of fair value.

As of December 31, 2023, 2024 and 2025, the Level 3 instruments were mainly other debt investments at fair value through profit or loss. As the other debt investments are not traded in an active market, their fair values have been determined using the discounted cash flow method whereby the discount rate adjustment technique is applied. The discount rate used to determine the present value was a rate that reflects current market assessments of the time value of money and the risks specific to the assets as at each reporting date. The determination of discount rate involved critical estimates and judgments by the management.

As of December 31, 2024 and 2025, the discount rates used to determine fair value of Level 3 instruments ranged from 0.66% to 13.99%. The table below illustrates the impact to profit/(loss) before income tax for the years ended December 31, 2023, 2024 and 2025, if the risk adjusted discount rate had increased/decreased by 100 basis points with all other variables held constant.

	As of December 31,
	2023	2024	2025
	(RMB millions)
	(Restated)
Discounted cash flow method	5,036	3,819	5,225
Expected changes in profit/(loss) before income tax
+100 basis points	(173)	(114)	(98)
-100 basis points	182	120	102

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. In the year ended December 31, 2025, we received US$7.0 million in reimbursements from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Disclosure Controls and Procedures.

Our management is responsible for the establishment and maintenance of our disclosure controls and procedures. As of December 31, 2025, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934).

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2025, our disclosure controls and procedures were not effective because of material weaknesses in internal control over financial reporting described below.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934).

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, under the oversight of our Board of Directors (“Board”), our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Material weaknesses will not be considered remediated until management completes the design and implementation of remedial measures and the controls operate for a sufficient period of time and management has concluded, through testing, that these controls are effective.

While we continue to devote significant time and attention to our remediation measures, the material weaknesses previously reported in Item 15 of our Annual Report on Form 20-F (“Form 20-F”) filed on February 17, 2026 have not been remediated, given the relatively short period between the filing of our previous and current Form 20-F. Therefore, management has concluded that, our internal control over financial reporting as of December 31, 2025 was not effective because of the material weaknesses described below.

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

(3) We did not design and maintain effective management review controls over the development of the underlying assumptions and the completeness and accuracy of the data used in determining the following accounting estimates, goodwill impairment assessment, deferred tax asset recoverability assessment, determination of the total consideration and stand-alone selling prices related to loan enablement and post-origination service fees, and expected credit loss provision for loans to customers. We concluded that the review procedures were not performed at a level of precision to prevent or detect a material misstatement on a timely basis in the normal course of the review. Hence, a material weakness existed as of December 31, 2025.

The Company, under its current leadership is committed to remediating these material weaknesses.

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2025 due to the material weaknesses described above, we believe that the consolidated financial statements included in this annual report on Form 20-F fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

Management’s Plan for Remediation of Material Weaknesses

The Audit Committee engaged a leading international law firm and forensic accounting expert from an international consulting firm to conduct independent investigations (the “Investigations”). We have devoted significant resources in facilitating the Investigations and restated the financial statements for the relevant periods impacted by the misconduct. The Company will continue implementing necessary and appropriate personnel actions with respect to those employees who knew or should have known of the compliance and legal issues in connection with the Transactions. This accountability assessment remains ongoing.

Our management is committed to maintaining an effective control environment and has implemented and continues to implement measures to address the identified material weaknesses in our internal control over financial reporting. Our efforts include a number of actions:

1)

To promote an effective control environment with an emphasis on integrity and ethical values, as well as strengthen Board oversight of management, we have brought in the following new executives and directors of the Board: (i) Mr. Dicky Peter Yip as an independent non-executive director of the Company and Chairman of the Board; (ii) Mr. Xiang Ji as CEO and executive director ; (iii) Mr. Tongzhuan Xi as CFO and executive director of the Company; (iv) Mr. Jianbo Cheng as the CRO of the Company; (v) Mr. Tao Wu as the Executive Deputy General Manager and Chief Marketing Officer (“CMO”) of the Company; and (vi) Ms. Xiaodi Wang as the Chief Compliance Officer (“CCO”) of the Company.

2)

Our leadership team, together with other senior executives, are committed to achieving and maintaining a strong control environment, high ethical standards, and financial reporting integrity. This commitment will be communicated to and reinforced with all employees led by our Internal Audit department.

3)

An extraordinary special committee (the “Special Committee”) under the Board was also formed to oversee the improvement of our internal control system, and an extraordinary executive committee at the management level was also set up to support the Special Committee under the Board.

4)

We appointed an Independent Internal Control Consultant to conduct a review of the internal control policies and procedures and provide corresponding rectification recommendations to improve the internal control system. We have implemented and will continue to implement corresponding remedial measures based on the recommendations of the Independent Internal Control Consultant. For example, we have updated our entity-level internal control framework including anti-fraud and whistle-blower policies, and certain business and management process-level internal control policies.

5)	Our management has strengthened, and continues to strengthen internal controls over the investment management process, including:

a)

We have mandated comprehensive risk assessment policies that include understanding the nature of investment products and their underlying assets, and obtaining sufficient information regarding such underlying assets. These policies include the Investment Management Policy, Valuation Management Policy, and Related Party Transaction Management Policy, which were implemented during the third quarter of 2025,

b)	Starting September 2025, we have mandated the Risk Management Department’s involvement in the monthly post-investment monitoring process including the performance of the underlying assets,

c)

Starting December 2025, we have established a quarterly valuation review process, led by the risk management department that reviews the appropriateness of the valuation of the respective investment products,

d)	We are in the process of establishing a detailed valuation policy for all categories of investment products, which specifies the specific valuation methodology to be used,

e)	We are putting into place an initial consolidation assessment and quarterly reassessments by the finance department for all structured investment products including trusts,

f)	We will increase the frequency of Internal Audit’s review of the investment process.

6)	Our management has implemented, and continues to implement the following financial reporting procedures and controls, including:

a)

During the first quarter of 2026, we have established a plan to provide targeted training to the finance organization on new product offerings, non-routine transactions, changes to IFRS/SEC standards, to bolster finance teams’ knowledge of operational and technical issues that could impact accounting for complex and/or non-routine transactions as well as system reports and underlying data used to support the finance function,

b)	We have updated and will continue to timely update our accounting policies, procedures and controls to reflect the latest accounting and regulatory updates,

c)

We will hire additional qualified finance and accounting personnel with accounting expertise on complex and/or non-routine transactions who will provide accounting interpretation guidance to assist us in identifying and addressing any issues that affect our consolidated financial statements,

d)

We will enhance the financial closing process checklist to achieve complete, accurate, and timely financial accounting, reporting, and disclosures, with appropriate levels of review applied to complex and/or non-routine transactions,

e)	We have strengthened and will continue to improve the review and oversight of information provided by certain service providers and external financial platforms, and

f)

We have improved and will continue to strengthen our related party transaction procedures to timely update and maintain a complete related party list and identify applicable transactions for appropriate disclosures.

7)

We have enhanced, and continue to enhance our management review controls over the development of the underlying assumptions and the completeness and accuracy of the data used in determining the aforementioned accounting estimates by:

a)

Requiring qualified finance and accounting personnel with appropriate competence and knowledge to (i) review all assumptions at the level of precision established; and (ii) follow the standards established for reviewing the completeness and accuracy of the underlying data and reports used in determining the aforementioned estimates, and

b)	Establishing a template for control owners to document their review activities and retain sufficient evidence to support the underlying assumptions used and completeness and accuracy of the data used.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting.

We are taking actions to complete the remediation of the material weaknesses, as described above. Except as otherwise described herein, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Koon Wing Ernest Ip, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.	Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in September 2020. We have posted a copy of our code of business conduct and ethics on our website at ir.lufaxholding.com.

Item 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers Zhong Tian LLP, or PwC, acted as our independent registered public accounting firm in 2023. In June 2025, we appointed Ernst & Young and Ernst & Young Hua Ming LLP (collectively “EY”) as the auditors of the Company to audit the consolidated financial statements for the financial years ended December 31, 2022, 2023 and 2024. EY has provided audit services in the aggregate amount of approximately RMB135 million for the audit of the consolidated financial statements for the financial years ended December 31, 2022, 2023 and 2024.

The following table sets forth the aggregate fees by categories specified below billed in connection with certain professional services rendered by EY and PwC for the periods indicated.

	PwC		EY
	2024	2025	2024	2025
	(RMB millions)
Audit fees(1)	31.6	—	—	58.5
Audit-Related fees(2)	—	—	—	0.5
Tax fees(3)	0.1	—	1.9	0.6
All other fees(4)	7.6	—	—	1.2

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

We provided a copy of the foregoing disclosure to PwC and PwC ZT and requested that PwC and PwC ZT furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of the letter from PwC and PwC ZT was filed as Exhibit 16.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on February 17, 2026.

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
As of the date of this annual report, we have not experienced any material cyb erse
curity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.
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

22
4

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Lufax Holding Ltd, its subsidiaries and the consolidated affiliated entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Sixth Amended and Restated Memorandum of Association and Ninth Amended and Restated Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 23, 2024)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4) (incorporated herein by reference to Exhibit 2.1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 23, 2024)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on July 30, 2021 (File No. 333-258286))

2.3	Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated November 3, 2020 (incorporated by reference to Exhibit 2.3 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No. 001-39654) filed with the Securities and Exchange Commission on March 11, 2021)

2.4	Amendment No. 1 to Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated December 15, 2023 (incorporated herein by reference to Exhibit 2.4 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 23, 2024)

2.5	Amended and Restated Shareholders Agreement relating to Lufax Holding Ltd between the Registrant and other parties thereto dated January 31, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

2.6	Securityholders Agreement relating to Lufax Holding Ltd between the Registrant and other parties thereto dated September 30, 2020 (incorporated herein by reference to Exhibit 4.9 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

2.7	Description of Securities (incorporated herein by reference to Exhibit 2.7 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 23, 2024)

4.1	English translation of Amended and Restated 2019 Performance Share Unit Plan (incorporated by reference to Exhibit 99.4 to the Registrant’s current report on Form 6-K (File No. 001-39654) filed with the Securities and Exchange Commission on April 12, 2023)

4.2	Form of Indemnification Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.3	Form of Employment Agreement between the Registrant and its executive officer (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.4	Exclusive Asset Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd, Shanghai Xiongguo Corporation Management Co., Ltd. and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.6 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.5	Exclusive Equity Interest Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd, Shanghai Xiongguo Corporation Management Co., Ltd. and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.7 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.6	Exclusive Business Cooperation Agreement, by and between Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited) and Shanghai Xiongguo Corporation Management Co., Ltd., dated February 1, 2023 (incorporated by reference to Exhibit 4.8 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.7	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd, Shanghai Xiongguo Corporation Management Co., Ltd. and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.9 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.8	Voting Proxy Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd, Shanghai Xiongguo Corporation Management Co., Ltd. and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.9	Exclusive Asset Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.11 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.10	Exclusive Equity Interest Option Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.12 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.11	Exclusive Business Cooperation Agreement, by and between Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited) and Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), dated February 1, 2023 (incorporated by reference to Exhibit 4.13 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.12	Share Pledge Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.14 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.13*	English translation of form of letter of undertakings, from each individual shareholder of direct shareholders of Shanghai Xiongguo Corporation Management Co., Ltd.

4.14*	English translation of form of spousal consent letter, from the spouse of each individual shareholder of direct shareholders of Shanghai Xiongguo Corporation Management Co., Ltd.

4.15	Voting Proxy Agreement, by and among Weikun (Shanghai) Technology Service Co., Ltd (formerly known as Shanghai Huiyuan Management Consulting Company Limited), Shanghai Xiongguo Corporation Management Co., Ltd., Shanghai Huikang Information Technology Co., Ltd., Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shanghai Lanbang Investment Limited Liability Company, Shenzhen Ping An Financial Technology Consulting Co., Ltd and other parties thereto, dated February 1, 2023 (incorporated by reference to Exhibit 4.15 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on April 7, 2023)

4.16	Exclusive Asset Option Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.17	Exclusive Equity Interest Option Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.18	Exclusive Business Cooperation Agreement, by and between Lufax Holding (Shenzhen) Technology Service Co., Ltd. and Shenzhen Lufax Holding Enterprise Management Co., Ltd., dated November 21, 2018 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.19	Share Pledge Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.20	Voting Proxy Agreement, by and among Lufax Holding (Shenzhen) Technology Service Co., Ltd., Shenzhen Ping An Financial Technology Consultation Company, Shanghai Lanbang Investment Company, Xinjiang Tongjun Equity Investment Limited Partnership, Linzhi Jinsheng Investment Management Limited Partnership, Shenzhen Lufax Holding Enterprise Management Co., Ltd. and other parties thereto, dated November 21, 2018 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.21	English translation of form of letter of undertakings, from each individual shareholder of direct shareholders of Shenzhen Lufax Holding Enterprise Management Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.22	English translation of form of spousal consent letter, from the spouse of each individual shareholder of direct shareholders of Shenzhen Lufax Holding Enterprise Management Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.23	Convertible Promissory Note of the Registrant issued to China Ping An Insurance Overseas (Holdings) Limited dated October 8, 2015 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.24	Convertible Promissory Note of the Registrant issued to An Ke Technology Company Limited dated October 8, 2015 (incorporated herein by reference to Exhibit 4.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.25	Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes, among the Registrant, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited dated August 31, 2020 (incorporated herein by reference to Exhibit 4.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

4.26	Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes, among the Registrant, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited dated August 20, 2021 (incorporated herein by reference to Exhibit 4.1 to the report on Form 6-K furnished to the Securities and Exchange Commission on August 20, 2021 (File No. 001-39654))

4.27	Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes, among the Registrant, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited, dated December 6, 2022 (incorporated herein by reference to Exhibit 4.1 to the report on Form 6-K furnished to the Securities and Exchange Commission on December 6, 2022 (File No. 001-39654))

4.28	Certificate of Convertible Promissory Note (Certificate No.: 004) issued by the Registrant to China Ping An Insurance Overseas (Holdings) Limited, dated December 6, 2022 (incorporated herein by reference to Exhibit 4.2 to the report on Form 6-K furnished to the Securities and Exchange Commission on December 6, 2022 (File No. 001-39654))

4.29	Certificate of Convertible Promissory Note (Certificate No.: 005) issued by the Registrant to An Ke Technology Company Limited, dated December 6, 2022 (incorporated herein by reference to Exhibit 4.3 to the report on Form 6-K furnished to the Securities and Exchange Commission on December 6, 2022 (File No. 001-39654))

4.30	Share Purchase Agreement by and among the Registrant, OneConnect Financial Technology Co., Ltd. and Ping An OneConnect Bank (Hong Kong) Limited dated November 13, 2023 (incorporated herein by reference to Exhibit 4.29 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed on April 23, 2024)

8.1*	List of principal subsidiaries and consolidated affiliated entity of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 7, 2020 (File No. 333-249366))

11.2	The Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated herein by reference to Exhibit 11.2 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed on February 17, 2026)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.2*	Consent of Haiwen & Partners

15.3*	Consent of Maples and Calder (Hong Kong) LLP

97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed on February 17, 2026)

101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page formatted as Inline XBRL and contained in Exhibit 101

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lufax Holding Ltd

By:	/s/ Xiang Ji
Name:	Xiang Ji
Title:	Chief Executive Officer

Date: April 30, 2026

LUFAX HOLDING LTD

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Lufax Holding Ltd
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Lufax Holding Ltd (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 30, 2026, expressed an adverse opinion thereon.
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

Loan enablement and post-origination service fees - measurement

Description of the Matter
For the year ended December 31, 2025, the Company recognized loan enablement and post-origination service fees amounting to RMB1,291 million and RMB4,212 million, respectively. As described in Notes 3.24, 5.2 and 6 to the consolidated financial statements, the Company charges its customers a combined service fee for loan enablement and post-origination services, each of which are considered distinct performance obligations. The total service fee is then allocated to the two performance obligations using their relative stand-alone selling prices.

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

How We Addressed the Matter in Our Audit	To test the Company’s estimation of the stand-alone selling prices of the loan enablement and post-origination services, we performed audit procedures that included, among others, evaluating the appropriateness of the cost allocation to the respective services and tested the mathematical accuracy of the Company’s calculations. We also evaluated the reasonableness of the expected costs to deliver these services by comparing such estimates to actual cost information.

Provision for impairment losses for loans to customers and financing guarantee contracts

Description of the Matter
As of December 31, 2025, the Company’s provision for impairment losses for loans to customers and financing guarantee contracts was RMB11,321 million and RMB5,647 million, respectively. As described in Notes 3.8, 4.1.2, 5.4, 22, 34 to the consolidated financial statements, the Company provides for impairment losses on loans that are originated by the Company, while financing guarantee contracts are the Company’s obligation to repay the loans that were facilitated on the Company’s platform in the event of default. The provision for impairment losses for loans to customers and financing guarantee contracts represents management’s estimate of expected credit losses (“ECL”) on such loans to customers and financing guarantee contracts, calculated on a forward-looking basis. In measuring ECL, management applied significant judgment in determining the forward-looking adjustments, specifically, the relevant forward-looking economic factors and the methodologies used to incorporate those factors into the ECL model. These judgments were intended to reflect current conditions and reasonable and supportable forecasts of future economic conditions.

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

Goodwill Impairment Assessment of Puhui

Description of the Matter
As of December 31, 2025, the Company’s goodwill allocated to the Puhui, as defined in Note 27(a), cash generating unit (the “CGU”) amounted to RMB8,911 million. As described in Notes 3.14, 5.1 and 27 to the consolidated financial statements, the Company performs goodwill impairment assessments annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. During the year ended December 31, 2025, management performed its annual goodwill impairment test for the CGU. The recoverable amount of the CGU was determined using a value-in-use
approach based on discounted cash flow projections. Management concluded that the recoverable amount exceeded the carrying amount and, accordingly, no impairment loss was recognized.

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
Shanghai, the People’s Republic of China
April 30, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Lufax Holding Ltd
Opinion on Internal Control Over Financial Reporting
We have audited Lufax Holding Ltd’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Lufax Holding Ltd (the “Company”) has not maintained effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
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
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated April 30, 2026, which expressed an unqualified opinion thereon.
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
/s/ Ernst & Young Hua Ming LLP
Shanghai, the People’s Republic of China
April 30, 2026

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Notes	2023	2024	2025
		RMB’000	RMB’000	RMB’000
Technology platform-based income	6	15,318,744	8,161,022	5,588,107
Net interest income	7	13,112,128	12,311,328	13,194,380
Guarantee income		4,392,376	3,579,672	5,495,800
Other income	8	1,390,902	1,507,897	1,194,559
Investment income/(loss)	9	79,976	(1,045,820)	1,654,764
Share of net loss of investments accounted for using the equity method		(5,416)	(691)	—

Total income		34,288,710	24,513,408	27,127,610

Sales and marketing expenses	10	(9,888,675)	(5,406,371)	(4,035,625)
General and administrative expenses		(2,350,043)	(2,023,650)	(1,922,484)
Operation and servicing expenses		(6,192,537)	(5,034,010)	(3,837,209)
Technology and analytics expenses		(1,405,800)	(1,177,697)	(990,848)
Credit impairment losses	11	(12,695,662)	(12,612,907)	(16,558,416)
Asset impairment losses		(31,246)	—	(28,306)
Finance costs	12	(349,240)	(84,819)	(258,338)
Other gain/(loss) - net	13	212,958	(252,639)	(74,130)

Total expenses		(32,700,245)	(26,592,093)	(27,705,356)

Profit/(loss) before income tax expense		1,588,465	(2,078,685)	(577,746)
Less: Income tax expense	14	(635,367)	(1,524,830)	(1,133,865)

Net profit/(loss) for the year		953,098	(3,603,515)	(1,711,611)

Net profit/(loss) attributable to:
Owners of the Company		809,624	(3,870,620)	(2,097,678)
Non-controlling interests		143,474	267,105	386,067

		953,098	(3,603,515)	(1,711,611)

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (continued)

		For the year ended December 31,
	Notes	2023	2024	2025
		RMB’000	RMB’000	RMB’000
Other comprehensive income/(loss), net of tax:
Items that may be reclassified to profit or loss in subsequent periods
- Exchange differences on translation of foreign operations		(54,409)	(28,584)	28,413
- Changes in the fair value of financial assets at fair value through other comprehensive income		—	(1,058)	7,931
Items that will not be reclassified to profit or loss in subsequent periods
- Exchange differences on translation of foreign operations to the presentation currency		(410,572)	(90,199)	122,205

		(464,981)	(119,841)	158,549
Total comprehensive income/(loss) for the year		488,117	(3,723,356)	(1,553,062)

Total comprehensive income/(loss) attributable to:
Owners of the Company		344,034	(3,990,276)	(1,938,919)
Non-controlling interests		144,083	266,920	385,857

		488,117	(3,723,356)	(1,553,062)

Earnings/(loss) per share (expressed in RMB per share)
- Basic earnings/(loss) per share	15	0.71	(2.77)	(1.21)
- Diluted earnings/(loss) per share	15	0.71	(2.77)	(1.21)
- Basic earnings/(loss) per ADS	15	1.42	(5.54)	(2.42)
- Diluted earnings/(loss) per ADS	15	1.42	(5.54)	(2.42)
The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
	Notes	December 31, 2024	December 31, 2025
		RMB’000	RMB’000
ASSETS
Cash at bank	16	29,903,846	22,086,187
Restricted cash	16	14,132,034	19,035,154
Financial assets held under resale agreements	17	657,033	1,577,029
Financial assets at fair value through profit or loss	18	20,355,814	34,666,573
Financial assets at fair value through other comprehensive income	19	1,156,095	6,182,229
Financial assets at amortized cost	20	1,499,000	—
Accounts and other receivables and contract assets	21	6,216,650	4,240,132
Loans to customers	22	111,508,669	102,290,974
Deferred tax assets	23	6,773,586	6,978,651
Property and equipment	24	64,075	54,137
Intangible assets	25	956,077	911,603
Right-of-use assets	26	306,599	265,523
Goodwill	27	9,175,539	9,169,031
Other assets	28	831,626	657,424

Total assets		203,536,643	208,114,647

LIABILITIES
Payable to platform investors	29	721,558	667,794
Borrowings	30	51,114,575	63,535,913
Customer deposits	31	3,933,750	9,456,934
Current income tax liabilities		782,352	396,643
Accounts and other payables and contract liabilities	32	7,492,550	7,557,062
Payable to investors of consolidated structured entities	33	42,795,624	28,921,222
Financing guarantee liabilities	34	4,217,979	5,647,343
Deferred tax liabilities	23	333,560	297,931
Lease liabilities	26	302,867	259,764
Convertible promissory notes payable	35	6,174,050	6,503,803
Financial assets sold under repurchase agreements	36	782,459	1,662,008
Other liabilities	37	1,287,562	1,167,155

Total liabilities		119,938,886	126,073,572

EQUITY
Share capital	38	117	117
Share premium	38	27,027,846	27,027,931
Treasury shares	39	(5,642,768)	(5,642,768)
Other reserves	40	1,591,448	1,746,502
Retained earnings	41	58,796,059	56,698,381

Total equity attributable to owners of the Company		81,772,702	79,830,163
Non-controlling interests		1,825,055	2,210,912

Total equity		83,597,757	82,041,075

Total liabilities and equity		203,536,643	208,114,647

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended December 31, 2023

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2023	75	32,073,874	(5,642,769)	3,771,768	61,857,055	92,060,003	1,617,937	93,677,940

Net profit for the year	—	—	—	—	809,624	809,624	143,474	953,098
Other comprehensive income/(loss)	—	—	—	(465,590)	—	(465,590)	609	(464,981)

Total comprehensive income for the year	—	—	—	(465,590)	809,624	344,034	144,083	488,117

Exercise of share-based payment (Notes 38, 40)	—	17,403	1	(15,667)	—	1,737	—	1,737
Acquisition of non-controlling interests of a subsidiary	—	—	—	4,511	—	4,511	(203,711)	(199,200)
Repayment of optionally convertible promissory notes	—	1,489,748	—	(1,489,748)	—	—	—	—
Dividend declared (Note 46)	—	(1,438,792)	—	—	—	(1,438,792)	—	(1,438,792)
Share-based payment (Note 44)	—	—	—	(36,089)	—	(36,089)	(54)	(36,143)

As of December 31, 2023	75	32,142,233	(5,642,768)	1,769,185	62,666,679	90,935,404	1,558,255	92,493,659

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For the year ended December 31, 2024

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2024	75	32,142,233	(5,642,768)	1,769,185	62,666,679	90,935,404	1,558,255	92,493,659

Net loss for the year	—	—	—	—	(3,870,620)	(3,870,620)	267,105	(3,603,515)
Other comprehensive loss	—	—	—	(119,656)	—	(119,656)	(185)	(119,841)

Total comprehensive loss for the year	—	—	—	(119,656)	(3,870,620)	(3,990,276)	266,920	(3,723,356)

Exercise of share-based payment (Notes 38, 40)	—	42,475	—	(40,193)	—	2,282	—	2,282
Dividend declared (Note 46)	42	(5,156,862)	—	—	—	(5,156,820)	—	(5,156,820)
Share-based payment (Note 44)	—	—	—	(17,888)	—	(17,888)	(120)	(18,008)

As of December 31, 2024	117	27,027,846	(5,642,768)	1,591,448	58,796,059	81,772,702	1,825,055	83,597,757

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For the year ended December 31, 2025

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2025	117	27,027,846	(5,642,768)	1,591,448	58,796,059	81,772,702	1,825,055	83,597,757

Net loss for the year	—	—	—	—	(2,097,678)	(2,097,678)	386,067	(1,711,611)
Other comprehensive income/(loss)	—	—	—	158,759	—	158,759	(210)	158,549

Total comprehensive income/(loss) for the year	—	—	—	158,759	(2,097,678)	(1,938,919)	385,857	(1,553,062)

Exercise of share-based payment (Notes 38, 40)	—	85	—	(85)	—	—	—	—
Share-based payment (Note 44)	—	—	—	310	—	310	—	310
Long-term service plan (Note 40)	—	—	—	(3,930)	—	(3,930)	—	(3,930)

As of December 31, 2025	117	27,027,931	(5,642,768)	1,746,502	56,698,381	79,830,163	2,210,912	82,041,075

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS

			For the year ended December 31,
	Notes		2023	2024	2025
			RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operating activities	43	(a)	15,473,652	4,155,000	14,271,030
Income tax paid			(2,753,240)	(2,338,229)	(1,797,981)

Net cash generated from operating activities			12,720,412	1,816,771	12,473,049

Cash flows from investing activities
Proceeds from sale of investment assets			67,272,800	63,241,901	66,530,478
Proceeds from sale of property and equipment			8,464	9,664	199
Net cash used in acquisition of subsidiaries			—	(697,426)	(3,250)
Interest received on investment assets			825,725	852,631	1,200,808
Payment for acquisition of investment assets			(71,550,315)	(60,664,549)	(84,159,027)
Payment for property and equipment and other long-term assets			(51,279)	(72,565)	(36,699)
Net cash inflow/(outflow) from disposal of subsidiaries			25,075	(641)	466

Net cash generated from/(used in) investing activities			(3,469,530)	2,669,015	(16,467,025)

Cash flows from financing activities
Proceeds from exercise of share-based payment			252	2,172	129
Proceeds from borrowings			14,618,467	9,041,818	14,009,400
Repayment of borrowings			(17,920,237)	(14,226,298)	(9,957,559)
Payment for early redemption and extension of convertible promissory notes payable			(3,642,931)	—	—
Repayment of optionally convertible promissory notes payable			(8,342,096)	—	—
Repayment of bonds payable			(2,163,195)	—	—
Payment for lease liabilities			(486,942)	(289,615)	(206,364)
Payment for interest expenses			(1,531,239)	(677,316)	(528,166)
Payment for dividend declared			(1,435,461)	(5,132,615)	—
Payment for acquisition of non-controlling interests of a subsidiary			(199,200)	—	—
Refund of cash reserved for repurchase of ordinary shares			854,624	—	—

Net cash (used in)/generated from financing activities			(20,247,958)	(11,281,854)	3,317,440

Effect of exchange rate changes on cash and cash equivalents			(20,353)	17,278	(32,826)
Net decrease in cash and cash equivalents	43	( b )	(11,017,429)	(6,778,790)	(709,362)
Add: Cash and cash equivalents at the beginning of the year			29,594,654	18,577,225	11,798,435

Cash and cash equivalents at the end of the year	43	(c)	18,577,225	11,798,435	11,089,073

The accompanying notes are an integral part of the consolidated financial statements.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

1.	General information
Lufax Holding Ltd (the “Company”) was incorporated in the Cayman Islands on December 2, 2014 as an exempted company with limited liability under the Companies Law (Revised) of the Cayman Islands. The address of its registered office is maintained by Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands.
The Company is an investment holding company, together with its consolidated subsidiaries and consolidated structured entities that are controlled through contractual arrangements (“Consolidated Affiliated Entities”, or “OPCO”) (collectively referred to as the “Group”) are principally engaged in core retail credit and enablement business to both borrowers and institutions in the People’s Republic of China (the “PRC”).
The consolidated financial statements were approved and authorized for issue by the board of directors on April 30, 2026.

2.	History and organization of the Group
On September 30, 2020, the Company issued automatically convertible promissory notes and optionally convertible promissory notes (collectively, “Convertible Notes”) to certain holders of the Class C ordinary shares, in exchange for Class C ordinary shares held by them (collectively, the
“C-round
restructuring”). The automatically convertible promissory notes were converted into ordinary shares automatically upon the closing of the Company’s IPO. The optionally convertible promissory notes could have been converted into an aggregate of 38,493,660 ordinary shares, without giving effect to any anti-dilutive adjustments, during the period between the completion of the IPO and September 29, 2023. The Company paid 6% annual interest to the holders of Convertible Notes until the notes were fully repaid or converted. The optionally convertible promissory notes matured on September 30, 2023, and the notes along with accrued interest had been fully repaid.
On October 30, 2020, the Company’s American depositary shares (“ADSs”) commenced trading on the New York Stock Exchange under the ticker symbol “LU”. As of December 31, 2021, the Company had 1,203,505,757 ordinary shares issued and outstanding.
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
On March 21, 2024, the board resolved to recommend the declaration and distribution of the special dividend out of the share premium account under the reserves of the Company in the amount of USD1.21 per share or USD2.42 per ADS. The special dividend was payable in cash, with eligible holders of shares given an option to elect to receive the special dividend wholly in the form of new shares and eligible holders of ADSs given an option to elect to receive the special dividend wholly in the form of new ADSs (“Scrip Dividend Scheme”). The special dividend was approved at the Annual General Meeting on May 30, 2024.
Upon the completion of the election for scrip dividend under the Company’s Scrip Dividend Scheme, the equity stake of Ping An Insurance (Group) Company of China, Ltd. (“Ping An Group”) and its subsidiaries in the Company increased from 41.40% to 56.82% and hence, Ping An Group became the ultimate controlling shareholder of the Company as of July 30, 2024.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	History and organization of the Group (continued)

(a)	As of December 31, 2024 and 2025, the Company had direct or indirect interests in the principal subsidiaries and the principal consolidated affiliated entities as follows:

Company name	Kind of legal entity and place of incorporation	Principal activities and place of operations	Issued and paid-in capital/registered capital	Attributable equity interest/economic interest to the Group
				2024	2025
Controlled through direct or indirect equity holding:
Gem Blazing Limited	Corporation, Cayman Islands	Intermediate holding, Cayman Islands	USD742,000,000	100%	100%
Wincon Hong Kong Investment Company Limited	Corporation, Hong Kong	Intermediate holding, Hong Kong	USD742,000,000	100%	100%
Weikun (Shanghai) Technology Service Co., Ltd. (“Weikun Technology”)	Corporation, the PRC	Technology advisory service, the PRC	RMB7,923,258,050/ USD1,191,000,000	100%	100%
Jinjiong (Shenzhen) Technology Service Company Ltd. (“Jinjiong Technology”)	Corporation, the PRC	I ntermediate holding , the PRC	RMB1,300,000,000	100%	100%
Lufax Holding (Shenzhen) Technology Service Co., Ltd.	Corporation, the PRC	Internet platform service, the PRC	RMB298,549,200/ RMB300,000,000	100%	100%
Gem Alliance Limited	Corporation, Cayman Islands	Intermediate holding, Cayman Islands	USD1,828,535,620	100%	100%
Harmonious Splendor Limited	Corporation, Hong Kong	Intermediate holding, Hong Kong	USD2,165,088,878	100%	100%
Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd. (iii)	Corporation, the PRC	Financing guarantee services, the PRC	USD3,109,801,102	100%	100%
Ping An Puhui Enterprises Management Co., Ltd. (ii)	Corporation, the PRC	Enterprise management service, the PRC	RMB9,435,425,000	100%	100%
Chongqing Yuheao Commercial Information Consulting Co., Ltd. (iii)	Corporation, the PRC	Information service consultation, the PRC	RMB20,000,000	100%	100%
Shenzhen Ping An Rongyi Investment & Consulting Co., Ltd. (iii)	Corporation, the PRC	Investment and financial consulting service, the PRC	RMB1,251,363,637	100%	100%
Ping An Rongyi (Heilongjiang) Information Service Co., Ltd. (iii)	Corporation, the PRC	Information technology services, the PRC	RMB1,000,000,000	100%	100%
Ping An Consumer Finance Co., Ltd.	Corporation, the PRC	Consumer finance business, the PRC	RMB5,000,000,000	70%	70%
PAO Bank Limited (“PAObank”) (i)	Corporation, Hong Kong	Banking services, Hong Kong	HKD2,700,000,000	100%	100%
Heilongjiang Jinlian Yuntong Microfinance Co., Ltd. (“Heilongjiang Microfinance”)	Corporation, the PRC	Microfinance services, the PRC	RMB10,000,000,000	100%	100%
Controlled through Contractual Agreements:
Shanghai Xiongguo Corporation Management Co., Ltd. (“Xiongguo”)	Corporation, the PRC	Intermediate holding, the PRC	RMB1,000,000,000	100%	100%
Shanghai Lufax Information Technology Co., Ltd.	Corporation, the PRC	Online wealth management information platform service, the PRC	RMB836,670,000	100%	100%
Shenzhen Lufax Holding Enterprise Management Co., Ltd.	Corporation, the PRC	Intermediate holding, the PRC	RMB0/ RMB5,000,000	100%	100%
Controlled through de facto control:
Zhongshi Credit Management Co., Ltd.	Corporation, the PRC	Non-performing asset management, the PRC	RMB100,000,000	90%	90%
Shenzhen Jiayun Hua’ao Information Service Co., Ltd.	Corporation, the PRC	Information consulting services, the PRC	RMB570,000,000	100%	100%
The English names of certain subsidiaries of the Group represent the best effort by the Company’s management to translate their Chinese names, as these subsidiaries do not have official English names.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	History and organization of the Group (continued)

(a)	As of December 31, 2024 and 2025, the Company had direct or indirect interests in the principal subsidiaries and the principal consolidated affiliated entities as follows.

(i)
On November 13, 2023, the Group entered into a share purchase agreement with OneConnect Financial Technology Co., Ltd. (as the seller) (“OCFT”) and PAO Bank Limited (previously known as Ping An OneConnect Bank (Hong Kong) Limited) (the “PAObank”), pursuant to which OCFT conditionally agreed to sell, and the Group conditionally agreed to acquire PAObank through the sale and purchase of the entire issued share capital of the indirect holding company of PAObank, Jin Yi Tong Limited, at a consideration of HKD933 million in cash. On April 2, 2024, all the conditions precedent to the acquisition of PAObank had been fulfilled. Upon that, the acquisition was completed and the PAObank became a wholly-owned subsidiary of the Group. As of December 31, 2025, following the Group’s acquisition of PAObank, the Group completed multiple capital injections, with HKD500 million in 2024 and
HKD700
million in 2025. As mentioned in Note 53, PAO Bank Limited was renamed as Ping An Digital Bank (International) Limited in March 2026.

(ii)
On August 5, 2024, Harmonious Splendor Limited, the parent company of Ping An Puhui Enterprises Management Co., Ltd., increased its capital contribution to Ping An Puhui Enterprises Management Co., Ltd. from RMB8,494,800,000 to RMB9,435,425,000.

(iii)
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

(b)	The following table sets forth the major consolidated structured entities other than Consolidated Affiliated Entities of the Group as of December 31, 2025.

Name	Amount of investment by the Group	Remaining paid-in capital of structured entities (i)
	RMB’000	RMB’000
Trust A	3,539,000	3,539,000
Asset Management Product A	3,458,341	3,458,341
Wealth Management Product A	2,473,064	2,473,064
Trust B	2,188,707	2,188,707
Asset Management Product B	2,000,438	2,000,438
Trust C	1,529,513	1,529,513
Asset Management Product C	1,431,107	1,431,107
Trust D	1,359,000	1,359,000
Trust E	1,320,000	1,320,000
Wealth Management Product B	1,174,048	1,174,048
Ping An Group and its subsidiaries also made investments in these structured entities. Meanwhile, Ping An Group and its subsidiaries also provide certain services to certain consolidated structured entities.

(i)	The remaining paid-in capital is the amount not yet paid to the investors.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2	History and organization of the Group (continued)

(c)
PRC laws and regulations prohibit or restrict foreign ownership of companies that conduct certain internet-based business, which includes activities and services provided by the Group. The Group operates part of its business in the PRC through a series of contractual arrangements (collectively, “Contractual Arrangements”) entered into among wholly-owned subsidiaries of the Company (“WFOE”), Consolidated Affiliated Entities and the shareholders of Consolidated Affiliated Entities (“Onshore Shareholders”) that are authorized by the Group. The Contractual Arrangements include Exclusive Equity Interest Option Agreements, Exclusive Business Cooperation Agreements, Exclusive Asset Option Agreements, Share Pledge Agreements, Voting Proxy Agreements, Letters of Undertakings and Spousal Consent Letters.

Under the Contractual Arrangements, the Company has the power to control the management, financial and operating policies of the Consolidated Affiliated Entities, has exposure or rights to variable returns from its involvement with the Consolidated Affiliated Entities, and has ability to use its power over the Consolidated Affiliated Entities to affect the amount of the returns. As a result, all of these Consolidated Affiliated Entities are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company. The table below sets forth the principal Consolidated Affiliated Entities of the Group as of December 31, 2024 and 2025:

Contract date	WFOE	OPCO

March 23, 2015 and February 1, 2023	Weikun Technology	Xiongguo
March 23, 2015 and February 1, 2023	Weikun Technology	Shanghai Lufax Information Technology Co., Ltd.
November 21, 2018	Lufax Holding (Shenzhen) Technology Service Co., Ltd.	Shenzhen Lufax Holding Enterprise Management Co., Ltd.
The principal terms of the Contractual Arrangements are further described below:

•	Exclusive Equity Interest Option Agreement
Each Onshore Shareholder (which, collectively, legally own 100% of the shares of OPCO) has irrevocably and unconditionally granted WFOE an irrevocable and exclusive right to purchase, or designate one or more persons (each, a “Designee”) to purchase the equity interests in OPCO. WFOE shall be entitled to absolute discretion over the time, manner and times to exercise the option. Except for WFOE and the Designee(s), no other person shall be entitled to the Equity Interest Purchase Option or other rights with respect to the equity interests of OPCO held by any Onshore Shareholder. OPCO agreed to the grant by each Onshore Shareholder of the Equity Interest Purchase Option to WFOE.

•	Exclusive Business Cooperation Agreement
OPCO appointed WFOE as OPCO’s exclusive services provider to provide OPCO with complete business support and technical and consulting services during the term of the agreement. OPCO agreed to accept all the consultations and services provided by WFOE exclusively unless with written consent of the WFOE and to accept the consultations and services by a third party appointed by WFOE. WFOE has the right to provide financial support for OPCO to maintain an ordinary business.

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
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

•	Voting Proxy Agreement
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
Each individual signing indirect shareholder has irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfill his or her obligations under the contractual arrangement, that he or she will unconditionally transfer his or her equity interest in OPCO to WFOE or any person designated by WFOE and the transferee will assume all of his or her rights and obligations as such under the contractual arrangements. Each signing indirect shareholder represents that his or her spouse has no ownership interest in his or her equity interest in OPCO. Each signing indirect shareholder further represents that, he or she will not, commit any conduct or omission that is contrary to the purpose and intention of the contractual arrangements, that leads or may lead to any conflict of interest between WFOE and the Company and its subsidiaries, and that if, during his or her performance of the contractual arrangements, there is a conflict of interest between the signing indirect shareholder and the Company and its subsidiaries, the signing indirect shareholder will protect the legal interests of WFOE under the contractual arrangements
.

•	Spousal Consent Letters
Each signing spouse of individual indirect shareholder agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in OPCO and the relevant contractual arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in OPCO and committed not to impose any assertions upon his or her spouse’s respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the contractual arrangements and committed that he or she will take all necessary measures for the performance of those arrangements.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	History and organization of the Group (continued)

(d)	Risks in relation to the Consolidated Affiliated Entities (continued)

The Company’s ability to control Consolidated Affiliated Entities also depends on rights provided to WFOEs under the Voting Proxy Agreement, to vote on all matters requiring shareholders’ approval. As noted above, the Company believes the Voting Proxy Agreement is legally enforceable, but it may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements among WFOEs, the Consolidated Affiliated Entities and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

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

(e)
The following are major financial statement amounts and balances of the Group’s Consolidated Affiliated Entities and their consolidated subsidiaries as of December 31, 2024 and 2025 and for the three years ended December 31, 2025.

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000
Assets arising from inter-company transactions	8,073	9,636
Amounts due from Group companies	2,473,019	2,956,631
Total assets	5,938,745	5,064,124
Amounts due to Group companies	9,292,627	8,509,996
Total liabilities	10,205,635	9,414,413

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.	History and organization of the Group (continued)

(e)
The following are major financial statement amounts and balances of the Group’s Consolidated Affiliated E nt
ities and their consolidated subsidiaries as of December 31, 2024 and 2025 and for the three years ended December 31, 2025. (continued)

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Inter-company revenues	90,513	554,293	15,026
Total income	287,994	430,361	276,053
Inter-company expenses	(311,248)	(140,989)	(113,313)
Total expenses	(532,838)	(910,908)	(350,571)
Net loss	(244,844)	(480,547)	(74,518)

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Inter-company cash flow	592,730	(1,431,064)	(944,744)
Reclassification (i)	(538,060)	—	—
Other operating activities	615,102	3,400	(75,013)

Net cash generated from/(used in) operating activities	669,772	(1,427,664)	(1,019,757)

Inter-company cash flow	311,736	234,747	—
Reclassification (i)	538,060	—	—
Payment for advances to consolidated entities	(700,000)	(3,430,000)	(180,000)
Receipts of repayment of the advances from consolidated entities	—	3,648,130	1,200,283
Proceeds from sale of investment assets	2,539,903	2,372,250	2,872,801
Payment for acquisition of investment assets	(859,230)	(1,656,500)	(2,790,000)
Other investing activities	(181)	86,767	4

Net cash generated from investing activities	1,830,288	1,255,394	1,103,088

Repayment for advances to consolidated entities	(4,679,877)	—	—
Receipts of advances from consolidated entities	37,850	—	—
Repayment of interest expenses and borrowings	—	(48,333)	—

Net cash used in financing activities	(4,642,027)	(48,333)	—

Effect of exchange rate changes on cash and cash equivalents	9	—	—
Net increase/(decrease) in cash	(2,141,958)	(220,603)	83,331
Cash at the beginning of the year	2,449,898	307,940	87,337

Cash at the end of the year	307,940	87,337	170,668

(i)
This represents the reclassification of certain cash flows that were considered as investing activities in the financial statements of consolidated entities and consolidated affiliated entities’ subsidiaries and as operating activities in the consolidated financial statements of the Group.

As of December 31, 2024 and 2025, the total assets of the Group’s Consolidated Affiliated Entities mainly consisted of cash at bank, restricted cash, financial assets at fair value through profit or loss, financial assets at amortized cost, accounts and other receivables and other assets. The total liabilities mainly consisted of payable to platform investors, accounts and other payables and contract liabilities and other liabilities.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies
The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

3.1	Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities (including derivative instruments) that have been measured at fair value. The consolidated financial statements are presented in RMB and all values are rounded to the nearest thousand (RMB’000), except when otherwise indicated.
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

3.2	Changes in accounting policies and disclosures
The Group has adopted
Lack of exchangeability – Amendments to lAS 21
for the first time for the current year’s financial statements. As the currencies that the Group had transacted in and the functional currencies of overseas subsidiaries, joint ventures and associates for translation into the Group’s presentation currency were exchangeable, the amendments did not have any impact on the Group’s financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2025. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	Exposure, or rights, to variable returns from its involvement with the investee; and

•	The ability to use its power over the investee to affect its returns.
Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement(s) with the other vote holders of the investee;

•	Rights arising from other contractual arrangements; and

•	The Group’s voting rights and potential voting rights.
The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.3	Basis of consolidation (continued)

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
If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling
interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

3.4	Structured entities
A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only, and the relevant activities are directly by means of contractual or related arrangements.
The Group determines whether it is an agent or principal in relation to those structured entities in which the Group acts as an asset manager based on management’s judgment. If an asset manager is an agent, it acts primarily on behalf of others and therefore does not control the structured entity. It may be the principal if it acts primarily for itself, and therefore controls the structured entity.
With respect to the Consolidated Affiliated Entities, the Group acts as a principal and the determination of the consolidation of the Consolidated Affiliated Entities is set out in Note 2. The unconsolidated structured entities to which the Group has exposure are set out in Note 4.3.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.5	Business combination
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
The excess of the consideration transferred, the amount of any non-controlling
interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of the consideration transferred, non-controlling
interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in profit or loss.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.6	Foreign currency translation

(i)	Functional and presentation currency
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
Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statements of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statements of comprehensive income on a net basis within other gain/(loss) - net.
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
The results and financial position of all foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities in foreign operations are translated at the spot rate at the reporting date;

•
income and expenses are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.8	Financial assets

(i)	Initial recognition and measurement
The Group recognizes a financial asset or a financial liability in its statements of financial position when, and only when, it becomes a party to the contractual provisions of the instrument.
Financial assets are classified, at initial recognition, as subsequently measured at amortized cost (“AC”), fair value through other comprehensive income (“FVOCI”), and FVPL.
At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.
The Group determines the classification of debt investments according to its business model and the contractual cash flow characteristics of the financial assets. In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. The investments are classified as FVPL if the cash flows cannot pass the testing for solely payments of principal and interest on the principal amount, irrespective of the business model. For investments in equity instruments, investments are classified as FVPL in general.
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
Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.8	Financial assets (continued)

(ii)	Subsequent measurement
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
Financial assets at fair value through OCI
For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are carried in the statements of financial position at fair value with net changes in fair value recognized in profit or loss.
Equity instruments
The Group subsequently measures all equity instruments at fair value. Dividends representing a return on such equity instruments are recognized in profit or loss when the Group’s right to receive payments is established.
Financing guarantee contracts
After initial recognition, an issuer of such a contract shall subsequently measure it at the higher of:

•	the amount of the loss allowance determined in accordance with Note 3.8(iii); and

•	the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.8	Financial assets (continued)

(iii)	Impairment
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
The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and at fair value through other comprehensive income, with the exposure arising from loan commitments and financing guarantee contracts that are not in the scope of “Insurance Contracts”. A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

•	Choosing appropriate models and assumptions for the measurement of ECL including exposure at default (“EAD”), probability of default (“PD”), loss given default (“LGD”), etc.;

•	Determining criteria for significant increase in credit risk; and

•	Establishing the number and relative weightings of forward-looking scenarios for the associated ECL.
For the financial instruments subject to ECL measurement, the Group assesses the significant increase in credit risk since initial recognition or whether an asset is considered to be credit impaired, “Three-stage” expected credit loss models are established and staging definition is set for each of these classes of financial assets. By incorporating forward-looking information, expected credit losses for financial assets are recognized in different stages.
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
For the financial instruments in Stage 1 and Stage 2, the Group calculates the interest income based on its gross carrying amount (i.e., amortized cost) before adjusting for impairment provision using the effective interest method. For the financial instruments in Stage 3, the interest income is calculated based on the carrying amount of the asset, net of the impairment provision, using the effective interest method. Financial assets that are originated or purchased credit impaired are financial assets that are impaired at the time of initial recognition, and the impairment provision for these assets is the expected credit loss for the entire lifetime.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.8	Financial assets (continued)

(iii)	Impairment (continued)
The Group recognizes or reverses the loss allowance through profit or loss. For accounts receivable, the Group refers to historical experience of credit loss, combined with current situation and forward-looking information, to formulate the lifetime expected credit loss of the financial assets.

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

Financial assets (and the related impairment allowances) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans to customers and receivables arising from default guarantee payments are secured, the write-off
is generally after receipt of any proceeds from the realization of collateral. In circumstances where there is no credit enhancement, loans to customers, accounts receivable related to retail credit and enablement business and the related allowance are written off when they are delinquent for 180 days or more.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.9	Financial liabilities

(i)	Initial recognition, measurement and presentation
At initial recognition, the Group classifies financial liabilities as financial liabilities at fair value through profit or loss or other financial liabilities. The Group measures a financial liability at its fair value plus, in the case of a financial liability not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial liability. Transaction costs of financial liabilities carried at FVPL are expensed in profit or loss.

(ii)	Subsequent measurement
For purposes of subsequent measurement, financial liabilities are classified into two categories:

•	Financial liabilities at fair value through profit or loss; and

•	Financial liabilities at amortized cost.
Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss include financial liabilities held for trading and other financial liabilities designated as such at initial recognition. Financial liabilities held for trading are the financial liabilities that:

•	are incurred principally for the purpose of repurchasing in the near term;

•	on initial recognition are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

•	are derivatives (except for a derivative that is a designated and effective hedging instrument or a financing guarantee contract).
Such financial liabilities held for trading are subsequently measured at fair value. All the related realized and unrealized gains/(losses) are recognized in profit or loss.
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

•	a contract contains one or more embedded derivatives, with the host not being an asset within the scope of IFRS 9, and the embedded derivative(s) do(es) significantly modify the cash flows.
Once designated at fair value through profit or loss at initial recognition, the financial liabilities may not be reclassified to other financial liabilities in subsequent periods. Financial liabilities designated at FVPL are subsequently measured at fair value.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.9	Financial liabilities (continued)

(ii)	Subsequent measurement (continued)

Financial liabilities at amortized cost
This is the category most relevant to the Group. After initial recognition, financial liabilities at amortized cost are subsequently measured at amortized cost using the effective interest rate(“EIR”) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.
Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statements of comprehensive income.
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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.10	Determination of fair value
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

3.11	Offsetting of financial instruments
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

3.12	Financial assets held under resale agreements and financial assets sold under repurchase agreements
Assets sold subject to linked repurchase agreements with banks and other financial institutions are retained in the consolidated financial statements as financial assets held for trading or investment securities, as the Group still retains substantially all risks and rewards of the ownership of the underlying assets. The related liability is recorded as “financial assets sold under repurchase agreements”.
A resale agreement (“Reverse repo”) refers to the agreement under which the Group purchases an asset with an obligation to resell it to the same counterparty at a pre-determined
price on a specified date. Reverse repos are recorded as “financial assets held under resale agreements” while assets bought are not recognized.
Interest earned from resale agreement and interest paid under a repurchase agreement are recorded as interest income or interest expense respectively using the effective interest method during the agreement period.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.13	Intangible assets (other than goodwill)
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.
The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statements of comprehensive income in the expense category that is consistent with the function of the intangible assets.
Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.
An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statements of comprehensive income.

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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.13	Intangible assets (other than goodwill) (continued)

(ii)	Computer software
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
The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods. When determining the useful life, the Group takes into the account (i) the estimated period that can bring economic benefits to the Group; and (ii) the period required by the relevant laws and regulations. The Group estimates the useful life of the computer software based on usage of the software, expected technical obsolescence and innovations and industry experience of such intangible assets.

Expected useful life
Computer software	3-10 years

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.14	Goodwill
Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling
interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of the net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill at the year end. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.
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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.15	Property and equipment
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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.16	Impairment of non-financial assets
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
For
non-financial
assets other than goodwill (refer to Note 3.14), an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the statements of comprehensive income.
Intangible assets with indefinite useful lives are tested for impairment at least annually at each year end if triggering events are not identified, either individually or at the cash-generating unit level, as appropriate.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.17	Current and deferred income tax
Current income tax
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.
Current income tax relating to items recognized directly in equity is recognized in equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.
Deferred tax
Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.
Deferred tax liabilities are recognized for all taxable temporary differences, except:

(a)
When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and

(b)
In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

(a)
When the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and

(b)
In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.17	Current and deferred income tax (continued)

Deferred tax (
continued
)

In assessing the recoverability of deferred tax assets, the Group relies on the same forecast assumptions used elsewhere in the financial statements and in other management reports.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
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
The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

3.18	Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all the facilities will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.19	Share capital, share premium and treasury shares
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.
Ordinary shares have a par value of USD0.00001. Initial capital injection over par value per share is accounted for as share premium.
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

3.20	Accounts and other payables
Accounts and other payables mainly include payable to investors of consolidated structured entities, payable to platform investors, employment benefits payables, payable to external suppliers, tax and other statutory liabilities, and deposit payables, among other things.
Accounts and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

3.21	Compound financial instruments
A compound financial instruments contain both a liability and an equity component. The compound financial instruments issued by the Group include convertible promissory notes (refer to Note 35).
The liability component, representing the obligation to make fixed payments of compound financial instruments may be converted to ordinary shares at the option of the holders, and the number of shares to be issued is based on an initial fixed conversion price subject to anti-dilutive adjustments. Principal and interest are classified as liabilities and initially recognized at the fair value, calculated using the market interest rate of a similar liability that does not have an equity conversion option, and are subsequently measured at amortized cost using the effective interest method. The equity component, representing an embedded option to convert the liability into ordinary shares, is initially recognized in other reserves as the difference between the proceeds received from the compound financial instruments as a whole and the amount of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to the allocation of proceeds.
On conversion of the compound financial instruments into shares, the amount transferred to share capital is calculated as the par value of the shares multiplied by the number of shares converted. The difference between the carrying value of the related component of the converted notes and the amount transferred to share capital is recognized in share premium.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.22	Employee benefits

(a)	Pension obligations
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

3.23	Share-based payment
The Group operates certain equity-settled, share incentive plans including share options and performance share units (“PSUs”), under which the Group receives services from employees as consideration for equity instruments.
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
At the end of each reporting period, the Group revises its estimates of the number of shares underlying the grants that are expected to vest based on the non-market
performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in statements of comprehensive income, with a corresponding adjustment to equity.
The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (further details are given in Note 15).

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.24	Revenue recognition
Revenue represents the amount of consideration the Group is entitled to upon the transfer of promised goods or services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). Revenue is recognized when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract, control of the goods and services may be transferred over time or at a point in time. Services are provided over time if the Group’s performance:

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
A contract asset is the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. If the value related to the services rendered by the Group exceeds the payment, a contract asset is recognized. Judgment is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.
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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.24	Revenue recognition (continued)

The specific accounting policies for the Group’s main types of revenue are as follows:

3.24.1	Technology platform-based income and guarantee income
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
The Group determines that both borrowers and institutional funding partners are its customers. In accordance with a series of contracts entered into among the borrowers, institutional funding partners and the Group, the Group provides loan enablement and post origination services to its customers and its obligation to repay in the event of default. Loan enablement services include credit assessment of the borrower, enabling loans from the funding partner to the borrower and providing technical assistance to the borrower and the funding partner. Post-origination services include repayment reminders, payment processing, and collection services. The Group determines loan enablement and post origination as two performance obligations. The Group also takes credit risk of off-balance
sheet loans to borrowers through the relevant guarantee arrangements and the revenue recognized from this guarantee service has been accounted for as “guarantee income” in the statements of comprehensive income. Account management service provided to credit enhancement providers is considered a separate service outside of the above performance obligations.
The Group generally collects guarantee fees and one combined service fees covering both loan enablement and post origination services on a monthly installment basis. The total considerations including service fees and guarantee fees are first allocated to the guarantee liability at its fair value upon inception of the loan contracts and the residual consideration is then allocated to loan enablement and post origination services based on their estimated standalone selling price. When estimating the total consideration, the Group considers early termination scenarios, as the Group does not receive the full contractual service fees amount under early termination, given that the service fees are collected on a monthly basis prior to loan termination.
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
As the terms of the loans facilitated by the Group are generally over 12 months, any incremental costs (i.e., fees paid to direct sales, channel partners and others) of obtaining such contracts are capitalized and amortized on a systematic basis consistent with the pattern of the transfer of the services provided to its customers during the term of underlying loans. The Group assesses the recoverability of the capitalized incremental costs of obtaining a contract in accordance with IFRS 15 at each balance sheet date. Any costs that are not expected to be recoverable are expensed as incurred.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.24	Revenue recognition (continued)

3.24.1	Technology platform-based income and guarantee income (continued)
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
The Group offers a full suite of wealth management products available from third-party institutional investment product providers to the investors on its technology platform. Such products include asset management plans, bank products, mutual funds, private investment funds, trust plans and others. Other technology platform-based income consists primarily of fees collected from product providers for facilitation of investment products offered on its technology platform which is the only performance obligation agreed in the contract.

3.24.2	Interest income
Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets, the effective interest rate is applied to the net carrying amount of the financial assets (after deduction of the loss allowance).

3.24.3	Other income
Other income mainly comprises income for account management service fees. The Group provides reminder services to the credit enhancement providers for loans facilitated by the Group that are covered by their credit enhancement services. Account management service fees are primarily recognized over time based on the performance of the underlying loans.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.25	Leases
The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
Group as a lessee
The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value
assets. The Group recognizes lease liabilities to make lease payments and right-of-use
assets representing the right to use the underlying assets.

(i)	Right-of-use assets
The Group recognizes
right-of-use
assets at the commencement date of the lease (i.e., the date the underlying asset is available for use).
Right-of-use
assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use
assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.
Right-of-use
assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, which is 1 to 5 years.
If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

(ii)	Lease liabilities
At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance
fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.
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
The Group’s lease liabilities are included in Leases (refer to Note 26).

(iii)	Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value
assets recognition exemption to leases of office equipment that is considered to be low value. Lease payments on short-term leases and leases of low-value
assets are recognized as an expense on a straight-line basis over the lease term.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.26	Provisions
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statements of comprehensive income net of any reimbursement.
If the effect of the time value of money is material, provisions are discounted using a current pre-tax
rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

3.27	Government grants
Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.
Government grants relating to costs are deferred and recognized in the consolidated statements of comprehensive income over the period necessary to match them with the costs that they are intended to compensate.

3.28	Dividends
Provision is made for the amount of any dividend declared, being appropriately authorized and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

3.29	Events after the reporting period
If the Group receives information after the reporting period, but prior to the date of authorization for issue, about conditions that existed at the end of the reporting period, it will assess whether the information affects the amounts that it recognizes in its consolidated financial statements. The Group will adjust the amounts recognized in its financial statements to reflect any adjusting events after the reporting period and update the disclosures that relate to those conditions in light of the new information. For non-adjusting
events after the reporting period, the Group will not change the amounts recognized in its consolidated financial statements, but will disclose the nature of the non-adjusting
event and an estimate of its financial effect, or a statement that such an estimate cannot be made, if applicable.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.30	Standards issued but not yet effective
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, which replaces IAS 1
Presentation of Financial Statements
. IFRS 18 introduces new requirements for presentation within the statements of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statements of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.
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
IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.
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
IFRS 19 will become effective for reporting periods beginning on or after January 1, 2027, with early application permitted.
As the Group’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.30	Standards issued but not yet effective (continued)

Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7
In May 2024, the IASB issued Amendments to
IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments
(the Amendments). The Amendments include:

•
A clarification that a financial liability is derecognized on the “settlement date” and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date;

•	Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance and similar features should be assessed;

•	Clarifications on what constitute “non-recourse features” and what are the characteristics of contractually linked instruments; and

•
The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI).

The Amendments are effective for annual periods starting on or after January 1, 2026 with early adoption permitted for classification of financial assets and related disclosures only. The Group does not anticipate that the amendments will have a material effect on the Group’s financial statements.
Annual Improvements to IFRS Accounting Standards—Volume 11
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
Financial Instruments
, IFRS 10
Consolidated Financial Statements
and IAS 7
Statement of Cash Flows
.
The amendments will be effective for reporting periods beginning on or after January 1, 2026. Earlier application is permitted and must be disclosed.
The amendments are not expected to have a material impact on the Group’s financial statements.
Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7
In December 2024, the IASB issued Amendments to IFRS 9 and IFRS 7
—Contracts Referencing Nature-dependent Electricity
. The amendments apply only to contracts that reference nature-dependent electricity; the amendments:

•	Clarify the application of the “own-use” requirements for in-scope contracts;

•	Amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts; and

•	Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.
The amendments will take effect for annual reporting periods starting on or after January 1, 2026. Early adoption is allowed, but it must be disclosed. The amendments concerning the own-use
exception are to be applied retrospectively, while the hedge accounting amendments should be applied prospectively to new hedging relationships designated from the initial application date. Additionally, the IFRS 7 disclosure amendments must be implemented alongside the IFRS 9 amendments. If an entity does not restate comparative information, it cannot present comparative disclosures.
The Group does not expect that the amendments will have a material impact on its financial statements.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3.	Material accounting policies (continued)

3.30	Standards issued but not yet effective (continued)

Amendments to IFRS 10 and IAS 28
Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss resulting from a downstream transaction when the sale or contribution of assets constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed. However, the amendments are available for adoption now.
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
, to the foreign operation’s comparative figures. The amendments introduce certain additional disclosures. The amendments will be effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
The Company and major overseas intermediate holding companies’ functional currency is US dollars (“USD”). They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to subsidiaries denominated in RMB. The Group enters into forward contracts to manage the exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB of the overseas subsidiaries.
The subsidiaries of the Group mainly operate in the PRC with most of the transactions denominated in RMB. The Group considers that business in the PRC is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than RMB.
The table below illustrates the impact of an appreciation or depreciation of RMB spot and forward rates against USD/HKD by 5% on the Group’s loss before income tax expense.

	For the year ended December 31,
	2024	2025
	RMB’000	RMB’000
5% appreciation of RMB	(120,981)	(45,521)
5% depreciation of RMB	120,981	45,521

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.1	Market risk (continued)

(b)	Interest rate risk
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
The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is earlier):

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
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.1	Market risk (continued)

(b)	Interest rate risk (continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is earlier): (continued)

As of December 31, 2025	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Cash at bank	12,361,639	4,917,221	2,079,012	284,955	799,873	—	1,643,487	22,086,187
Restricted cash	11,642,624	7,216,198	60,454	25,370	—	—	90,508	19,035,154
Financial assets held under resale agreements	1,576,838	—	—	—	—	—	191	1,577,029
Financial assets at fair value through profit or loss	3,008,399	5,794,487	1,048,480	2,306,388	3,354,424	3,600,847	15,553,548	34,666,573
Financial assets at fair value through other comprehensive income	3,110,541	2,602,298	249,826	219,564	—	—	—	6,182,229
Accounts and other receivables and contract assets	—	—	—	—	—	—	3,081,225	3,081,225
Loans to customers	13,848,878	37,816,633	22,738,076	23,972,434	2,398,504	1,516,449	—	102,290,974

Total financial assets	45,548,919	58,346,837	26,175,848	26,808,711	6,552,801	5,117,296	20,368,959	188,919,371

LIABILITIES
Payable to platform investors	—	—	—	—	—	—	667,794	667,794
Borrowings	11,297,597	50,373,336	1,447,163	—	—	—	417,817	63,535,913
Customer deposits	6,694,151	2,699,338	—	—	—	—	63,445	9,456,934
Accounts and other payables and contract liabilities	—	—	—	—	—	—	3,138,181	3,138,181
Payable to investors of consolidated structured entities	10,393,888	14,321,735	3,943,001	262,598	—	—	—	28,921,222
Financing guarantee liabilities	—	—	—	—	—	—	5,647,343	5,647,343
Lease liabilities	47,422	104,559	81,864	23,626	2,293	—	—	259,764
Convertible promissory notes payable	—	6,503,803	—	—	—	—	—	6,503,803
Financial assets sold under repurchase agreements	1,661,960	—	—	—	—	—	48	1,662,008

Total financial liabilities	30,095,018	74,002,771	5,472,028	286,224	2,293	—	9,934,628	119,792,962

Total interest rate sensitivity gap	15,453,901	(15,655,934)	20,703,820	26,522,487	6,550,508	5,117,296	10,434,331	69,126,409

The Group performs interest rate sensitivity analysis on profit of the Group by measuring the impact of a change in interest rate of financial assets and liabilities.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.1	Market risk (continued)

(b)	Interest rate risk (continued)

The table below illustrates the impact to profit before tax of the coming year as of each reporting date based on the structure of interest-bearing assets, liabilities and interest rate derivative instruments as of December 31, 2024 and 2025, caused by a parallel shift of 100 basis points in interest rates.

	For the year ended December 31,
	2024	2025
	RMB’000	RMB’000
Change in interest rate
-100 basis points	(192,807)	(76,512)
+100 basis points	192,807	76,512
In the sensitivity analysis, the Group adopts the following assumptions when determining business conditions and financial index:

•	The fluctuation rates of different interest-bearing assets and liabilities are the same;

•	All assets and liabilities are re-priced in the middle of the relevant periods;

•	Analysis is based on static gap on the reporting date, regardless of subsequent changes;

•	No consideration of impact on customers’ behavior resulting from interest rate changes;

•	No consideration of impact on market prices resulting from interest rate changes; and

•	No consideration of actions taken by the Group.
Therefore, the actual changes of net profit may differ from the analysis above.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
To those accounts and other receivables and contract assets, there are policies to control the credit risk exposures. The Group evaluates the possibility of guarantees from third parties, credit record and other factors such as current market condition. The Group monitors customer credit records at regular intervals, and takes action such as official notifications, shortening credit periods or canceling credit periods, etc. to ensure the Group’s credit risk remains under control when the customers with bad credit records are identified.
Credit exposure
Without taking collateral and other credit enhancements into consideration, for on-balance
sheet assets, the maximum exposures are based on net carrying amounts as reported in the financial statements. The Group also assumes credit risk due to financing guarantee contracts. Please refer to Note 42 for the details.
Collateral and other credit enhancements
The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the types of collateral and the valuation parameters. The items of collateral obtained are typically residential properties.
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
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
Financial instruments in Stage 1 have their ECL measured at an amount equal to the portion of lifetime ECL that result from possible default events within the next 12 months. Instruments in Stages 2 or 3 have their ECL measured based on ECL on a lifetime basis.

•	A pervasive concept in measuring ECL in accordance with IFRS 9 is that it should consider forward-looking information.
POCI are those financial assets that are credit-impaired on initial recognition. Their ECL is always measured on a lifetime basis.
The following table summarizes the impairment requirements under IFRS 9 (other than POCI).

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
The Group monitor and review the criteria used to identify SICR periodically for appropriateness by the independent Credit Risk team based on changes in credit quality since initial recognition, including probability of default, loss given default, etc. According to the independent Credit Risk team’s updated evaluation on loans to customers, the Group considers a financial instrument to have experienced a significant increase in credit risk if the borrower is past due on its contractual payments in this reporting period. No qualitative criterion is considered by the Group since the Group monitors the risk of borrowers purely based on overdue period. For other financial assets measured at amortized cost, the Group sets quantitative and qualitative criteria to judge if there is significant increase in credit risk, and the criteria include: 30 or more days past due, the forward-looking information and various reasonable supporting information, when determining the ECL staging for financial assets.

(b)	Definition of default and credit-impaired assets
For loans to customers, the Group defines a financial instrument as in default, which is fully aligned with the definition of credit-impaired if the borrower is 90 or more days past due on its contractual payments. No qualitative criteria is considered by the Group since the Group monitors the risk of borrowers purely based on the overdue period. For other financial assets measured at amortized cost, the Group sets quantitative and qualitative criteria for the definition of “in default”, and the criteria include: 90 or more days past due and various reasonable supporting information.
The criteria above are consistent with the definition of default used for internal credit risk management purposes. The default definition has been applied consistently to model the PD, EAD and LGD throughout the Group’s expected loss calculations.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The ECL is determined by projecting the PD, LGD and EAD for each future month and for each individual exposure or collective segment. These three components are multiplied together and adjusted for the likelihood of survival (i.e., the exposure has not prepaid or defaulted in an earlier month).
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
Forward-looking economic information is included in determining the
12-month
and lifetime PDs. These assumptions vary by product type.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.2	Credit risk (continued)

Expected credit loss (continued)

Measurement of ECL (continued)

(d)	Forward-looking information incorporated in the ECL models
In measuring ECL, the Group has applied significant judgment in determining the forward-looking adjustments, specifically, the relevant forward-looking economic factors and the methodologies used to incorporate those factors into the ECL models of its various businesses. These judgments are intended to reflect current conditions and reasonable and supportable forecasts of future economic conditions. As of December 31, 2024 and 2025, the range of multiple scenario forecasts of the key macroeconomic factors used to estimate ECL are listed below.

	December 31,	December 31,
	2024	2025
GDP – year on year percentage change	4.5%-5.3%	4.6%-5.2%
CPI – year on year percentage change	0.7%-1.5%	0.1%-1.0%
Broad measure of money supply (M1) – year on year percentage change	-0.6%-3.8%	3.2%-6.8%
Similar to other economic forecasts, the forecasts of economic indicators have high inherent uncertainties and therefore actual results may be significantly different from the forecasts. The Group considered the above the forecasts as its best estimate as of December 31, 2024 and 2025.
i)
Sensitivity analysis
Expected credit losses are sensitive to the parameters used in the model, such as forecast value of the macro-economic factors, stage designation results and other factors considered in the application of significant management judgment. Changes in these parameters, assumptions, models, and judgments will have an impact on the measurement of expected credit losses.
The following table shows the changes of ECL impairment provision on loans to customers and financing guarantee liabilities related to ECL assuming that the financial assets in stage 2 had been reclassified to stage 1 due to significant improvement in credit risk.

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000
Total ECL and financing guarantee liabilities under the assumption of reclassification of financial instruments from stage 2 to stage 1	11,255,841	12,876,126
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	12,761,499	16,968,437
Difference-amount	(1,505,658)	(4,092,311)
Difference-ratio	-12%	-24%

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

4.	Financial instruments and risks (continued)

4.1	Financial risk factors (continued)

4.1.2	Credit risk (continued)

Expected credit loss (continued)

Measurement of ECL (continued)

(d)	Forward-looking information incorporated in the ECL models (continued)

i
i
)
Maximum exposure to credit risk before collateral held or other credit enhancements

The following presents the credit risk exposure of the financial instruments under the scope of expected credit loss mentioned in measurement of ECL without considering guarantee or any other credit enhancement measures:

	As of December 31, 2024
	Stage I	Stage II	Stage III	Maximum credit risk exposure
(in RMB’000)
Book value
On-balance sheet
Cash at bank	29,903,846	—	—	29,903,846
Restricted cash	14,132,034	—	—	14,132,034
Financial assets held under resale agreements	657,033	—	—	657,033
Financial assets at fair value through other comprehensive income	1,156,095	—	—	1,156,095
Financial assets at amortized cost	1,499,000	—	—	1,499,000
Accounts and other receivables and contract assets	4,697,722	—	286	4,698,008
Loans to customers	110,425,071	665,187	418,411	111,508,669

Total	162,470,801	665,187	418,697	163,554,685

Off-balance sheet
Financing guarantee contracts	67,368,608	648,415	—	68,017,023

	As of December 31, 2025
	Stage I	Stage II	Stage III	Maximum credit risk exposure
(in RMB’000)
Book value
On-balance sheet
Cash at bank	22,086,187	—	—	22,086,187
Restricted cash	19,035,154	—	—	19,035,154
Financial assets held under resale agreements	1,577,029	—	—	1,577,029
Financial assets at fair value through other comprehensive income	6,182,229	—	—	6,182,229
Accounts and other receivables and contract assets	3,080,913	—	312	3,081,225
Loans to customers	100,622,452	920,689	747,833	102,290,974

Total	152,583,964	920,689	748,145	154,252,798

Off-balance sheet
Financing guarantee contracts	65,376,106	2,094,102	—	67,470,208

For other
on-balance
sheet financial assets, the maximum credit risk exposure is their net carrying amounts.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
The following table analyses the Group’s financial liabilities into relevant maturity grouping based on the remaining period at the end of each reporting period to the contractual or expected maturity date. The amounts disclosed in the tables below are undiscounted contractual or expected cash flows including interest payments computed using contractual rates, or, if floating, based on current rates, and interests with financial liabilities denominated in foreign currencies translated into RMB using the spot rate as of balance sheet date:

As of December 31, 2024	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial liabilities
Payable to platform investors	721,558	—	—	—	—	721,558
Borrowings	71,938	49,819,385	2,046,264	—	—	51,937,587
Customer deposit	469,093	3,494,698	—	—	—	3,963,791
Accounts and other payables and contract liabilities	1,489,870	1,343,822	—	—	—	2,833,692
Payable to investors of consolidated structured entities	—	34,900,519	8,343,092	545,599	—	43,789,210
Lease liabilities	705	189,663	94,648	25,980	238	311,234
Convertible promissory notes payable	—	51,790	7,088,236	—	—	7,140,026
Financial assets sold under repurchase agreements	—	782,583	—	—	—	782,583

Total	2,753,164	90,582,460	17,572,240	571,579	238	111,479,681

Financing guarantee contracts	68,017,023	—	—	—	—	68,017,023

As of December 31, 2025	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial liabilities
Payable to platform investors	667,794	—	—	—	—	667,794
Borrowings	—	62,854,633	1,470,926	—	—	64,325,559
Customer deposit	427,528	9,092,123	—	—	—	9,519,651
Accounts and other payables and contract liabilities	2,772,257	365,924	—	—	—	3,138,181
Payable to investors of consolidated structured entities	—	25,148,132	4,018,598	265,519	—	29,432,249
Lease liabilities	521	154,465	88,895	26,493	2,720	273,094
Convertible promissory notes payable	—	6,930,860	—	—	—	6,930,860
Financial assets sold under repurchase agreements	—	1,662,439	—	—	—	1,662,439

Total	3,868,100	106,208,576	5,578,419	292,012	2,720	115,949,827

Financing guarantee contracts	67,470,208	—	—	—	—	67,470,208

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

4.	Financial instruments and risks (continued)

4.2	Capital management

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
The Group adopts administrative measures issued by the regulators of subsidiaries with financial licenses. To meet these requirements, the Group monitors its capital adequacy ratio and the usage of regulatory capital on a quarterly basis and operates and manages assets at all levels in accordance with the provisions of these measures.
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
Gearing ratio
As of December 31, 2024 and 2025, the Group’s gearing ratios (i.e., in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of borrowings and convertible promissory notes payable), were 68.53% and 85.37%, respectively.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
These unconsolidated structured products mainly include asset management plans, trust plans, mutual funds, private funds and wealth management products which are all classified as financial assets at fair value through profit or loss.

	As of December 31, 2024
(in RMB’000)	Size	Carrying amount of investment in structured entities	Group’s maximum exposure	Interest held by Group
Unconsolidated structured entities managed by third parties	NA	9,126,031	9,126,031	Investment income
Unconsolidated structured entities managed by affiliated entities	NA	1,237,189	1,237,189	Investment income
Unconsolidated structured entities serviced by the Group	21,168	—	21,168	Service fee

	As of December 31, 2025
(in RMB’000)	Size	Carrying amount of investment in structured entities	Group’s maximum exposure	Interest held by Group
Unconsolidated structured entities managed by third parties	NA	14,200,485	14,200,485	Investment income
Unconsolidated structured entities managed by affiliated entities	NA	830,880	830,880	Investment income
Unconsolidated structured entities serviced by the Group	19,740	—	19,740	Service fee

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

4.	Financial instruments and risks (continued)

4.4	Fair value estimation
The Group’s main financial assets that are not measured at fair value include cash at bank, restricted cash, financial assets held under resale agreements, financial assets at amortized cost, accounts and other receivables and contract assets and loans to customers. The Group’s main financial liabilities that are not measured at fair value include payable to platform investors, borrowings, customer deposits, accounts and other payables and contract liabilities, payable to investors of consolidated structured entities, financing guarantee liabilities, lease liabilities, convertible promissory notes payable and financial assets sold under repurchase agreements. The carrying amounts of these financial assets and liabilities approximate to their fair values.
The Group’s main financial instruments carried at fair value are financial assets at fair value through profit or loss.
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:
Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The primary quoted market price used for financial assets held by the Group is net asset value on a daily basis. Financial instruments included in Level 1 comprise primarily equity investments, fund investments and bond investments traded on stock exchanges and open-ended mutual funds.
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
For Level 3 financial instruments, fair value is determined using valuation methodologies such as discounted cash flow models and other similar techniques. One of the significant inputs used in these valuation techniques is generally unobservable.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

4.	Financial instruments and risks (continued)

4.4	Fair value estimation (continued)

The following tables set forth the financial instruments recorded at fair value by level of the fair value hierarchy:

As of December 31, 2024	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets at fair value through other comprehensive income
Treasury bills	486,425	—	—	486,425
Certificates of deposits	669,670	—	—	669,670

	1,156,095	—	—	1,156,095

Financial assets at fair value through profit or loss
Trust plans	—	3,937,660	308,956	4,246,616
Private funds and other equity investments	—	—	598,366	598,366
Mutual funds	3,903,003	—	—	3,903,003
Debt securities	—	4,931,967	—	4,931,967
Wealth management products	—	1,628,417	—	1,628,417
Structured deposits	—	1,900,622	—	1,900,622
Others debt investments	—	30,706	3,116,117	3,146,823

	3,903,003	12,429,372	4,023,439	20,355,814

Total	5,059,098	12,429,372	4,023,439	21,511,909

As of December 31, 2025	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets at fair value through other comprehensive income
Treasury bills	3,548,798	—	—	3,548,798
Certificates of deposits	2,067,547	—	—	2,067,547
Other debt securities	565,884	—	—	565,884

	6,182,229	—	—	6,182,229

Financial assets at fair value through profit or loss
Debt securities	—	12,490,805	—	12,490,805
Wealth management products	—	11,430,637	—	11,430,637
Mutual funds	2,918,741	—	—	2,918,741
Structured deposits	—	2,434,136	—	2,434,136
Private funds and other equity investments	—	—	567,274	567,274
Trust plans	—	94,813	382,448	477,261
Others debt investments	—	—	4,347,719	4,347,719

	2,918,741	26,450,391	5,297,441	34,666,573

Derivative instruments
Cross currency swap	—	(5,239)	—	(5,239)

Total	9,100,970	26,445,152	5,297,441	40,843,563

There were no changes in the valuation techniques during the reporting period.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

4.	Financial instruments and risks (continued)

4.4	Fair value estimation (continued)

The following table presents the changes in Level 3 instruments for the years ended December 31, 2023, 2024 and 2025:

Financial assets at fair value through profit or loss	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
As of beginning of the year	3,005,576	5,486,954	4,023,439
Additions	2,719,547	1,385,507	1,466,648
Transfer into Level 3	1,062,703	—	—
Disposal	(1,020,562)	(1,276,834)	(1,202,902)
Gains or losses recognized in profit or loss	(280,310)	(1,572,188)	1,010,256

As of end of the year	5,486,954	4,023,439	5,297,441

For the year ended December 31, 2023, investment of RMB1,063 million was transferred from Level 2 to Level 3 as significant unobservable inputs were applied in valuation method.
All of the unrealized gains or losses of Level 3 instruments during the reporting period are recognized in investment income/(loss) (refer to Note 9).
Fair value measurements using significant unobservable input:
The level of fair value measurement is determined by the lowest level input with material significance in the overall calculation. The significance of the input should be considered from an overall perspective in the estimation of fair value.
As of December 31, 2023, 2024 and 2025, the Level 3 instruments were mainly other debt investments at fair value through profit or loss. As the other debt investments are not traded in an active market, their fair values have been determined using the discounted cash flow method whereby the discount rate adjustment technique is applied. The discount rate used to determine the present value was a rate that reflects current market assessments of the time value of money and the risks specific to the assets as at each reporting date. The determination of discount rate involved critical estimates and judgments by the management.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

4.	Financial instruments and risks (continued)

4.4	Fair value estimation (continued)

Fair value measurements using significant unobservable input:(continued)
As of December 31, 2025, the discount rates used to determine fair value of Level 3 instruments ranged from 1.22% to 13.25% (December 31, 2024: 0.66% to 13.99%). The table below illustrates the carrying amount of the Level 3 instruments with the fair value determined using the discounted cash flow method as well as the impact to profit/(loss) before income tax expense for the years ended December 31, 2024 and 2025, if the risk-adjusted discount rate had increased/decreased by 100 basis points with all other variables held constant.

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Discounted cash flow method	3,819,204	5,225,180
Expected changes in profit/(loss) before income tax ex pense
+100 basis points	(113,936)	(97,831)
-100 basis points	119,511	102,194

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
The Group recognizes loan enablement and post origination service fees by allocating the total consideration to be received during the performance of borrowing period to different performance obligations. The Group estimates the total consideration to be received by considering early termination scenarios. From time to time, the Group reviews actual early termination data observed and adjusts the early termination assumptions used in revenue recognition to reflect management’s best estimate. The Group considers the upfront loan enablement services and post loan enablement services as distinct performance obligations. However, the Group does not provide these services separately, and the third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees that competitors charge for these services. As a result, the Group uses the expected-cost-plus-a-margin
approach to determine its best estimate of selling prices of the different performance obligations as the basis for allocation. When estimating the selling prices, the Group considers the cost related to such services and profit margin.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

5.	Critical accounting estimates and judgments (continued)

5.3	Fair value of financial instruments determined using valuation techniques
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
Using different valuation techniques and parameter assumptions may lead to significant differences of fair value estimations.

5.4	Measurement of the expected credit losses
The measurement of the expected credit losses for loan to customers and financing guarantee contracts requires the use of complex models and significant assumptions about future economic conditions and credit behavior. Explanation of the inputs, assumptions and estimation techniques used in measuring ECL is further detailed in Note 4.1.2.
A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

•	Determining criteria for significant increase in credit risk;

•	Choosing appropriate models and assumptions for the measurement of ECL;

•	Establishing the number and relative weightings of forward-looking scenarios for each type of product/market and the associated ECL; and

•	Establishing groups of similar financial assets for the purposes of measuring ECL.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

6.	Technology platform-based income

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Technology platform-based income
Retail credit and enablement service fees	15,134,217	8,066,367	5,503,149
Other technology platform-based income	184,527	94,655	84,958

	15,318,744	8,161,022	5,588,107

For the years ended December 31, 2023, 2024 and 2025, 100% of the Group’s technology platform-based income was derived from the Chinese Mainland.

		For the year ended December 31,
		2023	2024	2025
		RMB’000	RMB’000	RMB’000
Retail credit and enablement service fees
Loan enablement service fees	At a point in time	978,958	1,571,966	1,290,565
Post-origination service fees	Over time	13,729,327	6,480,642	4,212,459
Referral income from platform service	At a point in time	425,932	13,759	125

		15,134,217	8,066,367	5,503,149

As of December 31, 2024 and 2025, the aggregate amount of the transaction price allocated to remaining performance obligations related to customer contracts that are unsatisfied or partially unsatisfied were RMB5,058 million and RMB4,878 million, respectively. Given the profile of contract terms, substantially all of the remaining performance obligations are expected to be recognized as revenue over the next three years.

F
-
70

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

7.	Net interest income

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Loans originated by consolidated trust plans
Interest income	15,401,224	9,633,976	7,111,697
Interest expenses	(6,576,219)	(2,784,362)	(1,621,267)

Net interest income from loans originated by consolidated trust plans	8,825,005	6,849,614	5,490,430

Loans originated by financial institutions (a)
Interest income	5,007,555	6,527,925	8,949,246
Interest expenses	(720,432)	(1,066,211)	(1,245,296)

Net interest income from loans originated by financial institutions (a)	4,287,123	5,461,714	7,703,950

Total net interest income	13,112,128	12,311,328	13,194,380

(a)	Financial institutions include Ping An Consumer Finance Co., Ltd., microloan lending companies subsidiaries of the Company and the PAObank.

8.	Other income

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Account management service fees	1,168,955	1,234,950	954,126
Others	221,947	272,947	240,433

	1,390,902	1,507,897	1,194,559

9.	Investment income/(loss)

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Interest income
Financial assets at amortized cost	124,583	77,729	12,568
Financial assets at fair value through other comprehensive income	—	47,037	108,057

	124,583	124,766	120,625

Realized gains
Financial assets at fair value through profit or loss	480,396	412,563	663,053

Net change in unrealized gains/(loss)
Financial assets at fair value through profit or loss	(525,003)	(1,583,149)	871,086

	79,976	(1,045,820)	1,654,764

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

10.	Expenses by nature

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Employee benefit expenses (Note 10.1)	11,316,549	7,700,664	6,471,149
Loan origination and servicing expenses	3,218,379	2,324,484	1,451,324
Outsourcing service expenses	1,099,267	932,223	734,668
Depreciation of right-of-use assets (Note 26)	427,358	283,645	209,151
Taxes and surcharges	325,539	208,258	237,039
Depreciation of property and equipment (Note 24)	185,222	104,439	49,831
Audit fees	47,521	68,301	158,861
Amortization of intangible assets (Note 25)	11,022	39,766	14,608
Others	3,206,198	1,979,948	1,459,535

Total sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses	19,837,055	13,641,728	10,786,166

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Sales and marketing expenses
Borrower acquisition expenses	5,030,841	2,745,576	1,504,678
General sales and marketing expenses	4,398,677	2,626,038	2,530,947
Investor acquisition and retention expenses	24,035	34,757	—
Referral expenses from platform service	435,122	—	—

	9,888,675	5,406,371	4,035,625

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

10.	Expense by nature (continued)

10.1	Employee benefit expenses

(a)	Employee benefit expenses are as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Wages, salaries and bonuses	7,089,254	4,848,665	4,238,731
Other social security costs, housing benefits and other employee benefits	3,034,815	2,108,047	1,457,999
Pension costs - defined contribution plans	1,228,684	762,071	774,045
Share-based payment	(36,204)	(18,119)	374

	11,316,549	7,700,664	6,471,149

(b)	Five highest paid individuals
The five individuals whose emoluments excluding share-based payment were the highest in the Group for the years ended December 31, 2023, 2024 and 2025 include two, two and one directors, respectively, whose emoluments are reflected in the analysis shown in Note 48. The emoluments payable to the remaining three, three and four individuals during the years ended December 31, 2023, 2024 and 2025, respectively, are as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Wages, salaries and bonuses	9,114	14,070	18,321
Other social security costs, housing benefits and other employee benefits	2,717	1,533	2,882
Pension costs - defined contribution plans	157	195	242

	11,988	15,798	21,445

The emoluments fell within the following bands:

	For the year ended December 31,
	2023	2024	2025
Emolument bands
HKD2,500,001 to HKD3,000,000	1	—	—
HKD3,000,001 to HKD3,500,000	—	—	—
HKD3,500,001 to HKD4,000,000	1	—	—
HKD4,000,001 to HKD4,500,000	1	1	1
HKD4,500,001 to HKD5,000,000	—	1	1
HKD5,000,001 to HKD5,500,000	—	—	—
HKD5,500,001 to HKD6,000,000	—	1	—
HKD6,000,001 to HKD6,500,000	—	—	1
HKD6,500,001 to HKD7,000,000	—	—	—
HKD7,000,001 to HKD7,500,000	—	—	—
HKD7,500,001 to HKD8,000,000	—	—	—
HKD8,000,001 to HKD8,500,000	—	—	1

	3	3	4

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

11.	Credit impairment losses

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Loans to customers	6,573,590	7,169,621	8,939,901
Financing guarantee contracts	5,520,883	5,007,282	7,412,678
Accounts and other receivables and contract assets	629,124	189,084	179,288
Financial assets at amortized cost	(27,234)	246,915	(778)
Financial assets at other comprehensive income	—	—	250
Others	(701)	5	27,077

	12,695,662	12,612,907	16,558,416

12.	Finance costs

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Interest expenses on borrowings	822,017	611,367	443,111
Interest expenses on convertible promissory notes (Note 35)	448,017	486,731	526,111
Interest expenses optionally convertible promissory notes	407,255	—	—
Interest expenses on unpaid consideration of convertible promissory notes	58,381	—	—
Interest expenses on lease liabilities	27,934	15,800	12,194
Interest expenses on consolidated wealth management products	868	855	—
Bank interest income	(1,415,232)	(1,029,934)	(723,078)

	349,240	84,819	258,338

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

13.	Other gain/(loss) – net

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Government grants	212,257	183,979	131,198
Foreign exchange gain/(loss)	75,714	(190,800)	(64,565)
ADS transferring income	72,702	41,603	13,729
Input VAT super-deduction	29,454	2,299	—
Others	(177,169)	(289,720)	(154,492)

	212,958	(252,639)	(74,130)

The government grants mainly consisted of incentives for the Company’s operation and development provided by the government. There were no unfulfilled conditions and other contingencies attached to the government grants that had been recognized.

14.	Income tax expense
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
The Group operates in several jurisdictions, including: the Cayman Islands, the British Virgin Islands, Hong Kong, Indonesia, and the PRC. For the period from January 1, 2024 to July 29, 2024, the ultimate holding company of the Group was Lufax Holding Ltd, incorporated in the Cayman Islands. As mentioned in Note 2, as of July 30, 2024, the Company’s ultimate holding company became Ping An Group, which was incorporated in the PRC.
As a subsidiary of Ping An Group, the Group is responsible for its share of Pillar Two global minimum taxes of Ping An Group for jurisdictions in which the Group operates. As of December 31, 2025, the Group has performed an assessment of the potential impact of the Pillar Two legislation, and does not expect a material exposure to Pillar Two income taxes. The Group continues to follow and evaluate the potential impact of the Pillar Two legislation on future financial performance.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

14.	Income tax expense (continued)

The following table sets forth the income tax expense of the Group for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Current income tax	1,414,224	2,725,341	1,374,559
Deferred income tax	(778,857)	(1,200,511)	(240,694)

	635,367	1,524,830	1,133,865

The following table sets forth the reconciliation from income tax calculated based on the applicable tax rates and profit before income tax expense presented in the consolidated financial statements to the income tax expense:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Profit/(loss) before income tax expense	1,588,465	(2,078,685)	(577,746)
Income tax calculated at the PRC statutory tax rate of 25% (d)	397,116	(519,671)	(144,437)
Tax effect of:
Different income tax rates applicable to subsidiaries (a)(b)(c)	249,204	209,802	223,805
Expenses and losses not deductible for tax purposes (g)	196,361	200,893	232,350
Reversal of deferred tax assets recognized in prior years	87,926	261,749	184,647
Deductible temporary differences and tax losses for which no deferred tax asset was recognized (f)	71,351	328,476	89,172
Research and development tax credit	(58,109)	(15,594)	(10,273)
Income not subject to tax	(4,350)	(3,608)	(20,235)
Withholding taxes related to dividend distributions to foreign parent company (e)	—	1,050,000	633,000
Adjustments in respect of current income tax of previous years	(89,745)	30,043	4,613
Utilization of previously unrecognized deferred tax assets	(72,803)	(47,716)	(54,443)
Effect of tax rate changes on deferred income taxes	(117,913)	2,167	—
Others	(23,671)	28,289	(4,334)

Income tax expense	635,367	1,524,830	1,133,865

(a)	Cayman Islands and BVI income tax
The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax. The Group entities established under the BVI Business Companies Acts are exempted from BVI income taxes.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

14.	Income tax expense (continued)

(b)	Hong Kong profits tax
Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, according to the latest regulation, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

(c)	Indonesia income tax
The Indonesia income tax rate is 22%. No Indonesia income tax was provided for as there was no estimated assessable profit that was subject to Indonesia income tax for the years ended December 31, 2023, 2024 and 2025.

(d)	PRC corporate income tax
The income tax provision of the Group in respect of its operations in the PRC was generally calculated at the tax rate of 25% on the assessable profits for the years ended December 31, 2023, 2024 and 2025, based on the existing legislation, interpretations and practices in respect thereof.

(e)	PRC withholding tax
According to the Corporate Income Tax Law, distribution of profits earned by the PRC companies since January 1, 2008 to foreign investors is subject to withholding tax of 5% or 10%, depending on the country of incorporation of the foreign investor, upon the distribution of profits to overseas-incorporated immediate holding companies. As of December 31, 2025, due to the ongoing funding needs of the Company and its overseas subsidiaries and the requirement to reduce the size of cross border lending of funds, the Company has to adjust its funding plans accordingly. As a result, domestic subsidiaries of the Group are expected to make significant dividend distributions of their historical retained earnings to overseas subsidiaries of the Company in order to satisfy the funding needs of the Company and its overseas subsidiaries. Consequently, the Group recognized a deferred tax liability in respect of the withholding tax on future dividends.

(f)
Due to the change in business strategy, deferred tax assets in relation to certain subsidiaries of the Group have not been recognized as it is not probable that future taxable profits of these subsidiaries will be available in order to utilize the tax benefits from the deductible temporary differences.

(g)
Expenses and losses not deductible for tax purposes mainly related to business entertainment expenses and advertising expenses exceeding certain thresholds, as well as share-based compensation expenses, which are not tax deductible according to the relevant tax regulations.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

15.	Earnings per share

(a)
Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Group. One ADS represents two ordinary shares of the Company.

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Profit/(loss) attributable to owners of the Company	809,624	(3,870,620)	(2,097,678)
Weighted average number of ordinary shares in issue (in ‘000)	1,146,175	1,395,149	1,733,378

Basic earnings/(loss) per share (in RMB)	0.71	(2.77)	(1.21)

Basic earnings/(loss) per ADS (in RMB)	1.42	(5.54)	(2.42)

(b)
Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the years ended December 31, 2023, 2024 and 2025, the Group had three categories of potential dilutive ordinary shares: convertible promissory notes (refer to Note 35), share options and PSUs (refer to Note 44).

For the year ended December 31, 2023, two categories of potential dilutive ordinary shares are included in the calculation of diluted earnings per share: share options and PSUs. Potential ordinary shares issuable upon conversion of convertible promissory notes were not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive.
For the years ended December 31, 2024 and 2025, potential ordinary shares issuable upon conversion of convertible promissory notes, share options and PSUs were not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive.

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Earnings/(loss)
Profit/(loss) attributable to owners of the Company	809,624	(3,870,620)	(2,097,678)

Net profit/(loss) used to determine diluted earnings per share	809,624	(3,870,620)	(2,097,678)

Weighted average number of ordinary shares
Weighted average number of ordinary shares in issue (in ‘000)	1,146,175	1,395,149	1,733,378
Adjustments for:
Assumed exercise of share options and vesting of PSUs (in ‘000)	987	—	—

Weighted average number of ordinary shares for diluted earnings per share (in ‘000)	1,147,162	1,395,149	1,733,378

Diluted earnings/(loss) per share (in RMB)	0.71	(2.77)	(1.21)

Diluted earnings/(loss) per ADS (in RMB)	1.42	(5.54)	(2.42)

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

16.	Cash at bank and restricted cash

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Bank deposits	29,704,108	21,512,074
Balances with central banks	199,738	574,113

	29,903,846	22,086,187

Demand deposits
RMB	9,198,107	8,328,901
USD	107,353	302,514
HKD	232,442	791,845
IDR	39,309	18,299

	9,577,211	9,441,559

Time deposits
RMB	19,695,362	11,923,454
USD	66,962	697,045
IDR	64,870	—
HKD	502,569	27,103

	20,329,763	12,647,602
Less: Provision for impairment losses	(3,128)	(2,974)

	29,903,846	22,086,187

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Restricted cash
Cash from consolidated structured entities (a)	11,992,759	8,532,868
Deposits for borrowings (b)	—	8,429,044
Deposits held on behalf of platform investors (c)	757,039	739,294
Others	1,382,236	1,333,948

	14,132,034	19,035,154

(a)
Cash from consolidated structured entities represents cash held by the Group’s consolidated structured entities either in core retail credit and enablement services or from investment products managed by third-party financial institutions where the Group is the sole investor.

(b)	Deposits for borrowings are pledged for secured borrowings.
(c)	As of December 31, 2024 and 2025, deposits held on behalf of platform investors represents funds received from platform investors whose withdrawal is in process according to the settlement schedule.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

17.	Financial assets held under resale agreements

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Unlisted debt securities	407,001	1,459,837
Listed debt securities	250,000	117,001
Interest receivable	32	191

	657,033	1,577,029

(a)	As of December 31, 2024 and 2025, the past due principal amount of financial assets held under resale agreements was nil.

18.	Financial assets at fair value through profit or loss

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Unlisted securities
Debt securities (b)	4,927,679	12,458,331
Wealth management products	1,628,417	11,430,637
Mutual funds	3,903,003	2,900,488
Structured deposits	1,900,622	2,434,136
Private funds and other equity investments (a)	598,366	567,274
Trust plans	4,246,616	477,261
Other debt investments (a)	3,146,823	4,347,719

	20,351,526	34,615,846

Listed securities
Debt securities (b)	4,288	32,474
Mutual funds	—	18,253

	20,355,814	34,666,573

(a)
As of December 31, 2024 and 2025, financial assets at fair value through profit or loss with principal amounts of RMB7,381 million and RMB7,790 million were past due, with carrying amounts of RMB3,176 million and RMB3,601 million, respectively.

(b)
As of December 31, 2024 and 2025, the carrying amounts of debt securities pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Group in the inter-bank market were RMB225 million and RMB1,030 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

As of December 31, 2024 and 2025, the carrying amount of debt securities pledged by the Group in the stock exchange collateral pool were RMB1,179 million and RMB1,139 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.
For bond repurchase transactions through stock exchange, the Group is required to deposit certain exchange traded bonds and/or bonds transferred under pledged repurchase transactions with fair value of converted at a standard rate pursuant to the stock exchange’s regulation no less than the balance of related repurchase transactions into a collateral pool.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

19.	Financial assets at fair value through other comprehensive income

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Treasury bills	486,425	3,548,798
Certificates of deposits	669,670	2,067,547
Other debt securities	—	565,884

	1,156,095	6,182,229

(a)
As of December 31, 2024 and 2025, the carrying amount of treasury bills pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Group amounted to nil and RMB136 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

20.	Financial assets at amortized cost

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Unlisted debt investments	2,842,631	1,344,213

Interest receivable	33,733	32,373

	2,876,364	1,376,586

Less: Provision for impairment losses	(1,377,364)	(1,376,586)

	1,499,000	—

Expected credit loss rate	47.89%	100.00%

(a)
As of December 31, 2024 and 2025, the principal amount of financial assets at amortized cost with principal amounts of RMB1,344 million were past due with nil
carrying amounts.
No
i
mpairment loss
was
recognized for the year ended December 31, 2025 (2024: RMB247 million) based on the discounted future recoverable amount estimated at the year end, respectively.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

20.	Financial assets at amortized cost (continued)

(b)	The following table sets forth the movements of the gross carrying amount of financial assets at amortized cost for the year ended December 31, 2023:

Year ended December 31, 2023	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2023	3,162,294	—	1,406,473	4,568,767
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(1,644,147)	—	(36,088)	(1,680,235)

As of December 31, 2023	1,518,147	—	1,370,385	2,888,532

(c)	The following table sets forth the movements of ECL allowance for the year ended December 31, 2023:

Year ended December 31, 2023	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2023	10,407	—	1,147,276	1,157,683
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(27,179)	—	(53,097)	(80,276)
Change in parameters of expected credit loss model	17,784	—	35,258	53,042

As of December 31, 2023	1,012	—	1,129,437	1,130,449

(d)	The following table sets forth the movements of the gross carrying amount of financial assets at amortized cost for the year ended December 31, 2024:

Year ended December 31, 2024	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2024	1,518,147	—	1,370,385	2,888,532
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(18,369)	—	6,201	(12,168)

As of December 31, 2024	1,499,778	—	1,376,586	2,876,364

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

20.	Financial assets at amortized cost (continued)

(e)	The following table sets forth the movements of ECL allowance for the year ended December 31, 2024:

Year ended December 31, 2024	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2024	1,012	—	1,129,437	1,130,449
Change in parameters of expected credit loss model	(234)	—	247,149	246,915

As of December 31, 2024	778	—	1,376,586	1,377,364

(f)	The following table sets forth the movements of the gross carrying amount of financial assets at amortized cost for the year ended December 31, 2025:

Year ended December 31, 2025	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2025	1,499,778	—	1,376,586	2,876,364
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(1,499,778)	—	—	(1,499,778)

As of December 31, 2025	—	—	1,376,586	1,376,586

(g)	The following table sets forth the movements of ECL allowance for the year ended December 31, 2025:

Year ended December 31, 2025	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2025	778	—	1,376,586	1,377,364
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(778)	—	—	(778)

As of December 31, 2025	—	—	1,376,586	1,376,586

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

21.	Accounts and other receivables and contract assets

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Contract acquisition cost (c)	1,518,642	1,158,907
Receivables from core retail credit and enablement service	1,354,390	867,172
Receivables from external payment service providers (a)	1,861,227	993,126
Trust statutory deposits (b)	445,709	359,658
Other deposits	296,825	248,121
Receivables from guarantee arrangements	308,223	374,828
Receivables from other technology platform-based service	71,005	40,725
Receivables from ADS income	57,791	21,077
Receivables from referral arrangements	6,005	2,063
Receivables from account management service	170,645	48,438
Recovery receivables	36,814	154,106
Others	220,551	155,355

Less: Provision for impairment losses (d)	(131,177)	(183,444)

	6,216,650	4,240,132

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
(c)
As of December 31, 2024 and 2025, the remaining amount of consideration the Group expected to receive is higher than the carrying amount of contract acquisition cost. As such, no loss allowance was recorded against contract acquisition cost.

(d)	The following table sets forth the movements in the provision for impairment losses:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
At the beginning of the year	639,501	274,012	131,177
Impairment losses recognized in the consolidated statements of comprehensive income	629,124	189,084	179,288
Written off during the year	(1,090,364)	(367,190)	(246,312)
Recovery of receivables written off previously	95,751	35,271	119,291

At the end of the year	274,012	131,177	183,444

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

21.	Accounts and other receivables and contract assets (continued)

The loss allowance as of December 31, 2024 was determined against receivables from core retail credit and enablement service, other technology platform-based service and referral and guarantee arrangements, as follows:

As of December 31, 2024	Current	1-90 days past due	Over 90 days past due	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Receivables from core retail credit and enablement service	1,284,919	29,109	40,362	1,354,390
Receivables from other technology platform-based service	71,005	—	—	71,005
Receivables from referral arrangements	6,005	—	—	6,005
Receivables from guarantee arrangements	269,277	18,862	20,084	308,223

Loss allowance	(30,251)	(41,455)	(59,471)	(131,177)

	1,600,955	6,516	975	1,608,446

The loss allowance as of December 31, 2025 was determined against receivables from core retail credit and enablement service, other technology platform-based service and referral and guarantee arrangements, as follows:

As of December 31, 2025	Current	1-90 days past due	Over 90 days past due	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Receivables from core retail credit and enablement service	784,000	35,972	47,200	867,172
Receivables from other technology platform-based service	40,725	—	—	40,725
Receivables from referral arrangements	2,063	—	—	2,063
Receivables from guarantee arrangements	276,301	46,666	51,861	374,828

Loss allowance	(20,838)	(68,290)	(94,316)	(183,444)

	1,082,251	14,348	4,745	1,101,344

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

22.	Loans to customers

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000
Loans originated by consolidated trust plans	61,447,339	38,030,617
Loans originated by financial institutions	57,507,164	74,412,773

	118,954,503	112,443,390
Interest receivable	1,097,686	1,168,678
Less: Provision for impairment losses	(8,543,520)	(11,321,094)
Stage 1	(5,740,230)	(5,498,010)
Stage 2	(1,084,589)	(2,663,206)
Stage 3	(1,718,701)	(3,159,878)

	111,508,669	102,290,974

Expected credit loss rate	7.12%	9.96%

(a)
As of December 31, 2024 and 2025, loans amounting to RMB23,462 million and RMB10,008 million, respectively, were covered by credit enhancement provided by credit enhancement providers. Of these amounts, loans amounting to RMB12,852 million and RMB1,285 million as of December 31, 2024 and 2025, respectively, were covered by credit insurance provided by a subsidiary of Ping An Group. Credit enhancement providers independently underwrite the borrowers and enter into the credit enhancement agreements either in the form of credit insurance or financing guarantees directly with the borrowers.

(b)	For the years ended December 31, 2024 and 2025, the amounts of concession provided to customers were not material.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

22.	Loans to customers (continued)

(c)	The following table sets forth the movements of the gross carrying amount of loans to customers for the year ended December 31, 2023:

Year ended December 31, 2023	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2023	213,091,088	3,960,712	1,457,823	218,509,623
New loans originated	126,598,504	—	—	126,598,504
Transfers
— From stage 1 to stage 2	(21,110,727)	21,110,727	—	—
— From stage 2 to stage 1	742,373	(742,373)	—	—
— From stage 2 to stage 3	—	(7,097,203)	7,097,203	—
— From stage 3 to stage 2	—	7,586	(7,586)	—
Loans derecognized and other adjustments in the current period (including repayments of loans)	(186,954,113)	(14,425,652)	(188,709)	(201,568,474)
Write-offs	—	—	(6,571,866)	(6,571,866)

As of December 31, 2023	132,367,125	2,813,797	1,786,865	136,967,787

(d)	The following table sets forth the movements of ECL allowance for the year ended December 31, 2023:

Year ended December 31, 2023	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2023	4,481,912	1,197,126	1,383,940	7,062,978
New loans originated	1,929,629	—	—	1,929,629
Transfers
— From stage 1 to stage 2	(6,016,218)	6,016,218	—	—
— From stage 2 to stage 1	166,232	(166,232)	—	—
— From stage 2 to stage 3	—	(6,209,153)	6,209,153	—
— From stage 3 to stage 2	—	7,070	(7,070)	—
Loans derecognized and other adjustments in the current period (including repayments of loans)	(2,277,971)	(400,954)	(184,192)	(2,863,117)
Remeasurements	6,150,381	707,994	648,703	7,507,078
Write-offs	—	—	(6,571,866)	(6,571,866)
Recovery of loans written off previously	—	—	209,131	209,131

As of December 31, 2023	4,433,965	1,152,069	1,687,799	7,273,833

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

22.	Loans to customers (continued)

(e)	The following table sets forth the movements of the gross carrying amount of loans to customers for the year ended December 31, 2024:

Year ended December 31, 2024	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2024	132,367,125	2,813,797	1,786,865	136,967,787
New loans originated	149,102,654	—	—	149,102,654
Acquisition of subsidiaries	2,031,369	25,778	90,365	2,147,512
Transfers
— From stage 1 to stage 2	(12,773,218)	12,773,218	—	—
— From stage 2 to stage 1	440,404	(440,404)	—	—
— From stage 2 to stage 3	—	(6,680,981)	6,680,981	—
— From stage 3 to stage 2	—	29,245	(29,245)	—
Loans derecognized and other adjustments in the current period (including repayments of loans)	(155,003,034)	(6,770,877)	(145,309)	(161,919,220)
Write-offs	—	—	(6,246,544)	(6,246,544)

As of December 31, 2024	116,165,300	1,749,776	2,137,113	120,052,189

(f)	The following table sets forth the movements of ECL allowance for the year ended December 31, 2024:

Year ended December 31, 2024	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2024	4,433,965	1,152,069	1,687,799	7,273,833
New loans originated	3,441,606	—	—	3,441,606
Acquisition of subsidiaries	10,178	166	10,435	20,779
Transfers
— From stage 1 to stage 2	(5,254,705)	5,254,705	—	—
— From stage 2 to stage 1	159,936	(159,936)	—	—
— From stage 2 to stage 3	—	(5,486,549)	5,486,549	—
— From stage 3 to stage 2	—	27,226	(27,226)	—
Loans derecognized and other adjustments in the current period (including repayments of loans)	(3,217,060)	(355,499)	(193,845)	(3,766,404)
Remeasurements	6,166,310	652,407	675,702	7,494,419
Write-offs	—	—	(6,246,544)	(6,246,544)
Recovery of loans written off previously	—	—	325,831	325,831

As of December 31, 2024	5,740,230	1,084,589	1,718,701	8,543,520

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

22.	Loans to customers (continued)

(g)	The following table sets forth the movements of the gross carrying amount of loans to customers for the year ended December 31, 2025:

Year ended December 31, 2025	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2025	116,165,300	1,749,776	2,137,113	120,052,189
New loans originated	156,689,847	—	—	156,689,847
Transfers
— From stage 1 to stage 2	(14,562,381)	14,562,381	—	—
— From stage 2 to stage 1	485,176	(485,176)	—	—
— From stage 2 to stage 3	—	(8,538,224)	8,538,224	—
— From stage 3 to stage 2	—	6,021	(6,021)	—
Loans derecognized and other adjustments in the current period (including repayments of loans)	(152,657,480)	(3,710,883)	(55,688)	(156,424,051)
Write-offs	—	—	(6,705,917)	(6,705,917)

As of December 31, 2025	106,120,462	3,583,895	3,907,711	113,612,068

(h)	The following table sets forth the movements of ECL allowance for the year ended December 31, 2025:

Year ended December 31, 2025	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2025	5,740,230	1,084,589	1,718,701	8,543,520
New loans originated	3,865,466	—	—	3,865,466
Transfers
— From stage 1 to stage 2	(5,865,285)	5,865,285	—	—
— From stage 2 to stage 1	296,128	(296,128)	—	—
— From stage 2 to stage 3	—	(7,212,690)	7,212,690	—
— From stage 3 to stage 2	—	4,767	(4,767)	—
Loans derecognized and other adjustments in the current period (including repayments of loans)	(4,687,017)	(1,009,298)	(371,475)	(6,067,790)
Remeasurements	6,148,488	4,226,681	767,056	11,142,225
Write-offs	—	—	(6,705,917)	(6,705,917)
Recovery of loans written off previously	—	—	543,590	543,590

As of December 31, 2025	5,498,010	2,663,206	3,159,878	11,321,094

(i)	As of December 31, 2024 and 2025, the 97 % of loans and advances issued by the Group to customers were conducted in the Chinese Mainland.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

23.	Deferred tax assets and deferred tax liabilities
Deferred income assets and liabilities of the Group are set out as follows:

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Deferred tax assets	6,773,586	6,978,651
Deferred tax liabilities	(333,560)	(297,931)

Net amount	6,440,026	6,680,720

Deferred assets and liabilities not taking into consideration the offsetting of balances are set out as follows:

(a)	The following table sets forth the details of deferred tax assets:

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Provision for asset impairment	2,435,906	3,021,335
Deductible tax losses	2,455,815	2,538,530
Guarantee liabilities	1,054,495	1,411,836
Revenue recognition - book-tax difference	880,682	863,409
Employee benefit payables	749,455	720,956
Accrued expenses	231,128	205,878
Changes in fair value	449,925	239,267
Lease liabilities	75,717	64,941
Others	5,819	2,666

	8,338,942	9,068,818

(b)	The following table sets forth the movements of the deferred tax assets:

Movements	Provision for asset impairment	Deductible tax losses	Guarantee liabilities	Revenue recognition - differences between accounting and tax book	Employee benefit payables	Accrued expenses	Changes in fair value	Lease liabilities and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2023	2,322,459	217,500	1,440,842	1,097,274	486,985	348,037	181,554	215,517	6,310,168
Credited/(charged) - to profit or loss	(104,280)	1,659,170	(394,459)	(73,797)	85,208	(68,534)	173,524	(105,653)	1,171,179

As of December 31, 2023	2,218,179	1,876,670	1,046,383	1,023,477	572,193	279,503	355,078	109,864	7,481,347

Credited/(charged) - to profit or loss	217,727	579,145	8,112	(142,795)	177,262	(48,375)	94,847	(28,328)	857,595

As of December 31, 2024	2,435,906	2,455,815	1,054,495	880,682	749,455	231,128	449,925	81,536	8,338,942

Credited/(charged) - to profit or loss	585,429	82,715	357,341	(17,273)	(28,499)	(25,250)	(210,658)	(13,929)	729,876

As of December 31, 2025	3,021,335	2,538,530	1,411,836	863,409	720,956	205,878	239,267	67,607	9,068,818

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

23.	Deferred tax assets and deferred tax liabilities (continued)

(c)	The following table sets forth for the details of deferred tax liabilities:

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Unrealized consolidated earnings	1,483,995	1,500,564
Intangible assets arising from business combination	226,759	224,959
Withholding tax	—	330,000
Changes in fair value	93,281	258,289
Right-of-use assets	73,983	66,381
Others	20,898	7,905

	1,898,916	2,388,098

(d)	The following table sets forth the movements of the deferred tax liabilities:

Movements	Unrealized consolidated earnings	Intangible assets arising from business combination	Withholding tax	Changes in fair value	Right-of- use assets	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2023	1,376,336	211,565	—	61,546	188,502	11,561	1,849,510
Charged/(credited) - to profit or loss	423,487	—	—	52,510	(88,277)	4,602	392,322

As of December 31, 2023	1,799,823	211,565	—	114,056	100,225	16,163	2,241,832

Charged/(credited) - to profit or loss	(315,828)	15,194	—	(20,775)	(26,242)	4,735	(342,916)

As of December 31, 2024	1,483,995	226,759	—	93,281	73,983	20,898	1,898,916

Charged/(credited) - to profit or loss	16,569	(1,800)	330,000	165,008	(7,602)	(12,993)	489,182

As of December 31, 2025	1,500,564	224,959	330,000	258,289	66,381	7,905	2,388,098

(e)	The following table sets forth the net balances of deferred tax assets and liabilities after offsetting:

	December 31, 2024		December 31, 2025
	Offset amount	Balance after offsetting	Offset amount	Balance after offsetting
	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets	(1,565,356)	6,773,586	(2,090,167)	6,978,651

Deferred tax liabilities	1,565,356	(333,560)	2,090,167	(297,931)

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

23.	Deferred tax assets and deferred tax liabilities (continued)

(f)	Deductible temporary differences and deductible losses that are not recognized as deferred tax assets are analyzed as follows:

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Deductible temporary differences	5,806,517	5,707,920
Deductible losses	4,110,264	3,245,713

	9,916,781	8,953,633

(g)	Deductible losses that are not recognized as deferred tax assets will expire as follows:

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Within one year	140,510	30,636
In the second year	30,725	267,304
In the third year	263,706	802,064
In the fourth year	463,798	91,183
Beyond five years	779,670	765,504
No due date	2,431,855	1,289,022

	4,110,264	3,245,713

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

24.	Property and equipment

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2023
Cost	620,639	924,394	1,545,033
Accumulated depreciation	(435,072)	(780,206)	(1,215,278)

Net book amount	185,567	144,188	329,755

Year ended December 31, 2023
Opening net book amount	185,567	144,188	329,755
Additions	6,029	49,191	55,220
Disposals	(13,530)	(13)	(13,543)
Depreciation charge	(59,382)	(125,840)	(185,222)

Closing net book amount	118,684	67,526	186,210

As of December 31, 2023
Cost	512,340	963,654	1,475,994
Accumulated depreciation	(393,656)	(896,128)	(1,289,784)

Net book amount	118,684	67,526	186,210

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000

As of January 1, 2024
Cost	512,340	963,654	1,475,994
Accumulated depreciation	(393,656)	(896,128)	(1,289,784)

Net book amount	118,684	67,526	186,210

Year ended December 31, 2024
Opening net book amount	118,684	67,526	186,210
Acquisition of subsidiaries	2,535	—	2,535
Additions	22,047	33,505	55,552
Disposals	(75,002)	(781)	(75,783)
Depreciation charge	(41,777)	(62,662)	(104,439)

Closing net book amount	26,487	37,588	64,075

As of December 31, 2024
Cost	205,468	962,949	1,168,417
Accumulated depreciation	(178,981)	(925,361)	(1,104,342)

Net book amount	26,487	37,588	64,075

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

24.	Property and equipment (continued)

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2025
Cost	205,468	962,949	1,168,417
Accumulated depreciation	(178,981)	(925,361)	(1,104,342)

Net book amount	26,487	37,588	64,075

Year ended December 31, 2025
Opening net book amount	26,487	37,588	64,075
Additions	10,864	27,175	38,039
Disposals	(807)	2,661	1,854
Depreciation charge	(14,283)	(35,548)	(49,831)

Closing net book amount	22,261	31,876	54,137

As of December 31, 2025
Cost	194,234	957,797	1,152,031
Accumulated depreciation	(171,973)	(925,921)	(1,097,894)

Net book amount	22,261	31,876	54,137

As of December 31, 2023, 2024 and 2025, no property and equipment was pledged to secure general banking facilities granted to the Group.

25.	Intangible assets

	Trademarks and licenses	Computer software and others	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2023
Cost	1,389,576	253,145	1,642,721
Accumulated amortization	(5,000)	(150,105)	(155,105)
Impairment	(537,948)	(64,612)	(602,560)

Net book amount	846,628	38,428	885,056

Year ended December 31, 2023
Opening net book amount	846,628	38,428	885,056
Additions	—	1,503	1,503
Disposals	(537,948)	(618)	(538,566)
Amortization charge	—	(11,022)	(11,022)
Impairment	537,948	—	537,948

Closing net book amount	846,628	28,291	874,919

As of December 31, 2023
Cost	846,628	252,527	1,099,155
Accumulated amortization	—	(159,624)	(159,624)
Impairment	—	(64,612)	(64,612)

Net book amount	846,628	28,291	874,919

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

25.	Intangible assets (continued)

	Trademarks and licenses	Computer software and others	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2024
Cost	846,628	252,527	1,099,155
Accumulated amortization	—	(159,624)	(159,624)
Impairment	—	(64,612)	(64,612)

Net book amount	846,628	28,291	874,919

Year ended December 31, 2024
Opening net book amount	846,628	28,291	874,919
Acquisition of subsidiaries	18,379	126,154	144,533
Additions	28,306	22,515	50,821
Disposals	—	(74,430)	(74,430)
Amortization charge	—	(39,766)	(39,766)

Closing net book amount	893,313	62,764	956,077

As of December 31, 2024
Cost	893,313	346,523	1,239,836
Accumulated amortization	—	(219,593)	(219,593)
Impairment	—	(64,166)	(64,166)

Net book amount	893,313	62,764	956,077

	Trademarks and licenses	Computer software and others	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2025
Cost	893,313	346,523	1,239,836
Accumulated amortization	—	(219,593)	(219,593)
Impairment	—	(64,166)	(64,166)

Net book amount	893,313	62,764	956,077

Year ended December 31, 2025
Opening net book amount	893,313	62,764	956,077
Additions	—	835	835
Foreign exchange adjustments	(498)	—	(498)
Disposals	—	(1,853)	(1,853)
Impairment	(28,306)	(44)	(28,350)
Amortization charge	—	(14,608)	(14,608)

Closing net book amount	864,509	47,094	911,603

As of December 31, 2025
Cost	892,815	320,626	1,213,441
Accumulated amortization	—	(209,322)	(209,322)
Impairment	(28,306)	(64,210)	(92,516)

Net book amount	864,509	47,094	911,603

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

25.	Intangible assets (continued)

(a)	Impairment tests for intangible assets
The trademarks and licenses were intangible assets acquired in business combinations as part of the reorganization of the Group. Most of the trademarks and licenses acquired were determined to have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for the Group.
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
Based on management’s assessment on the recoverable amounts of the intangible assets, impairment losses amounting to nil, nil and RMB28 million were recognized for the years ended December 31, 2023, 2024 and 2025, respectively. However, subsequent impairment tests may be based on different assumptions and future cash flow projections, which may result in impairment losses for these assets in the foreseeable future.
The trademarks and licenses of the Group are primarily related to trademark rights of Puhui of RMB801 million. As the contractual tenor of its loan products is generally 36 months, the cash flow forecast period of Puhui was eight years based on a financial budget covering a five-year period approved by management. The key assumption used for value-in-use
calculations of trademark rights of Puhui is as follows:

	December 31, 2024	December 31, 2025
Revenue growth rates	-1.1% - 16.1%	-16.4% - 11.0%

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

25.	Intangible assets (continued)

(a)	Impairment tests for intangible assets (continued)
Management has determined the values assigned to the above key assumption as follows:

Assumption	Approach used to determine values
Revenue growth rates	Based on recent policy and industry factors, past performances and management’s expectations of business development.
The excess of the recoverable amount of Puhui’s trademark over its carrying amount:

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Excess of the recoverable amount of trademark rights of Puhui over its carrying amount	1,201,371	784,408
As of December 31, 2024 and 2025, the
pre-tax
discount rates applied to the cash flow projections were 20% and 20%, respectively. As of December 31, 2024 and 2025, the long-term growth rate used to extrapolate cash flow projections beyond the budget period were 2% and 2%, respectively.
While it is impracticable for the Group to estimate the impact on future periods, the following table sets forth the impact of management judgement of reasonably possible scenarios in the above key assumption, with all other variables held constant, on the impairment testing of Puhui’s trademark rights impairment testing at the dates indicated. As shown below, the possible changes of the key parameter would not cause the carrying amount of trademark rights of Puhui to exceed its recoverable amount at the dates indicated.

	Unfavorable change			Favorable change
	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount
		RMB’000	RMB’000		RMB’000	RMB’000
As of December 31, 2024
Revenue growth rates (GAGR)	-230BP	(171,901)	1,029,470	+230BP	185,781	1,387,152
As of December 31, 2025
Revenue growth rates (GAGR)	-230BP	(144,454)	639,954	+230BP	156,716	941,124

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

26.	Leases

(a)	Amounts recognized in the statements of financial position
The following amounts relating to leases are shown in the
statement of financial position:

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Right-of-use assets	306,599	265,523

Lease liabilities	302,867	259,764

(b)	Amounts recognized in the consolidated statements of comprehensive income
The following amounts relating to leases are shown in the consolidated statements of comprehensive income:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Depreciation charge of right-of-use assets	427,358	283,645	209,151
Interest expense (included in finance costs)	27,934	15,800	12,194
Expense relating to short-term leases (i)	47,873	59,897	58,568
Expense relating to leases of low-value assets (i)	14,527	5,770	5,877

(i)
Expense relating to short-term leases and leases of
low-value
assets included expenses change in operation and servicing expenses, general and administrative expenses, technology and analytics expenses, and sales and marketing expenses.

(ii)	The total cash outflows for leases for the years ended December 31, 2023, 2024 and 2025 were RMB549 million, RMB355 million and RMB292 million, respectively.

(c)	Movements of right-of-use assets

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Opening net book amount	767,701	419,590	306,599
Acquisition of subsidiaries	—	8,612	—
Additions	273,778	217,279	196,102
Early termination	(194,531)	(55,237)	(28,027)
Depreciation charge	(427,358)	(283,645)	(209,151)

Closing net book amount	419,590	306,599	265,523

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Cost	726,178	528,145
Accumulated depreciation	(419,579)	(262,622)

Net book amount	306,599	265,523

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

27.	Goodwill

	As of January 1, 2024	Increase	Decrease	Foreign exchange adjustments	As of December 31, 2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Puhui (a)	8,911,445	—	—	—	8,911,445
Pingan Jixin	67,752	—	—	—	67,752
Lu International (Hong Kong) Limited	6,663	—	(6,663)	—	—
PAObank (b)	—	258,592	—	5,502	264,094

	8,985,860	258,592	(6,663)	5,502	9,243,291
Less: Impairment losses (c)	(74,415)	—	6,663	—	(67,752)

	8,911,445	258,592	—	5,502	9,175,539

	As of January 1, 2025	Increase	Decrease	Foreign exchange adjustments	As of December 31, 2025
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Puhui (a)	8,911,445	—	—	—	8,911,445
Pingan Jixin	67,752	—	—	—	67,752
PAObank (b)	264,094	—	—	(6,508)	257,586

	9,243,291	—	—	(6,508)	9,236,783
Less: Impairment losses (c)	(67,752)	—	—	—	(67,752)

	9,175,539	—	—	(6,508)	9,169,031

As of December 31, 2025, the goodwill related to Pingan Jixin was fully impaired. The goodwill related to Lu International (Hong Kong) Limited was written off.

(a)
The Company acquired a 100% equity interest in Gem Alliance Limited (an investment holding company incorporated in the Cayman Islands and principally engaged in retail credit and enablement business in the PRC through its wholly-owned subsidiary, hereinafter “Puhui”) from China Ping An Insurance Overseas (Holdings) Limited (“PAOH”), which was completed in May 2016. Since then, the Company conducted the retail credit and enablement business primarily through Puhui.

(b)
The Company acquired a 100% equity interest in Jin Yi Tong Limited (a company with limited liability incorporated in the British Virgin Islands and indirectly holds 100% of the issued share capital of PAObank through its wholly-owned subsidiary, Jin Yi Rong Limited, which is a company with limited liability incorporated in Hong Kong) from OneConnect Financial Technology Co., Ltd., which was completed in April 2024.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
Based on management’s assessment on the recoverable amounts of the CGUs, no impairment loss was recognized for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2023, 2024 and 2025, the results of recoverable amount exceeded the carrying amount of each related CGU. However, subsequent impairment tests may be based on different assumptions and future cash flow projections, which may result in impairment losses of these assets in the foreseeable future.
The goodwill of the Group is primarily related to the goodwill of Puhui of RMB8,911 million. The recoverable amounts of the CGU related to the goodwill of Puhui were determined based on value-in-use
calculations. As the contractual tenor of its loan products is generally 36 months, the cash flow forecast period of Puhui was eight years based on a financial budget covering a five-year period approved by management.
The key assumptions used for
value-in-use
calculations of the goodwill of Puhui are as follows:

	December 31, 2024	December 31, 2025
Revenue growth rates	-1.1% -16.1%	-16.4% -11.0%
Loan loss rates	2.9%-9.0%	3.8%-10.5%
Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach used to determine values
Revenue growth rates	Based on recent policy and industry factors, past performances and management’s expectations of business development.
Loan loss rates	Based on past performances and management’s expectations for the future.
The excess of the recoverable amount of Puhui over its carrying amount:

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Excess of the recoverable amount of the CGU (or CGU group) over its carrying amount (“Headroom”)	4,583,304	4,497,688

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

27.	Goodwill (continued)

(c)	Impairment testing for goodwill (continued)

As of December 31, 2024 and 2025, the
pre-tax
discount rates applied to the cash flow projections were 19% and 19%, respectively. As of December 31, 2024 and 2025, the long-term growth rates used to extrapolate cash flow projections beyond the budget period were 2% and 2%, respectively.
While it is impracticable for the Group to estimate the impact on future periods, the following table sets forth the impact of management judgement of reasonable possible scenarios in each of the key assumptions, with all other variables held constant, on Puhui’s impairment testing at the dates indicated. As shown below, the possible changes of key parameters would not cause the carrying amount of the CGU to exceed its recoverable amount at the dates indicated.

	Unfavorable change			Favorable change
	Change in assumption	Change in Headroom	Headroom	Change in assumption	Change in Headroom	Headroom
		RMB’000	RMB’000		RMB’000	RMB’000
As of December 31, 2024
Revenue growth rates (GAGR)	-230BP	(2,463,604)	2,119,700	+230BP	2,673,028	7,256,332
Loan loss rates	+50BP	(3,906,215)	677,089	-50BP	3,906,215	8,489,519

As of December 31, 2025
Revenue growth rates (GAGR)	-230BP	(1,931,203)	2,566,485	+230BP	2,105,965	6,603,653
Loan loss rates	+50BP	(3,294,609)	1,203,079	-50BP	3,294,609	7,792,297

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

28.	Other assets

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Recoverable value-added tax	403,151	395,409
Prepayments	33,424	67,262
Prepaid income tax and value-added tax	61,160	97,609
Deferred expenses	8,185	6,549
Repossessed assets	10,381	10,381
Settlement, clearing payment and others	320,823	85,712

	837,124	662,922
Less: Provisions for impairment	(5,498)	(5,498)

	831,626	657,424

29.	Payable to platform investors
As of December 31, 2024 and 2025, the payable to platform investors represented the investors’ funds whose withdrawal is in process according to the settlement schedule.

30.	Borrowings

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Secured
- Bank borrowings (a)	—	8,227,300
Unsecured
- Bank borrowings (b)	50,726,390	54,890,796

	50,726,390	63,118,096
Interest payable	388,185	417,817

Total borrowings	51,114,575	63,535,913

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

30.	Borrowings (continued)

(a)
As of December 31, 2025, the Group had RMB8,227.3 million (2024: nil) secured bank borrowings pledged by deposits. The terms of the borrowings are twelve months, whose interest rates range from

2.135% to 3.10% per annum.

(b)	The following table sets forth the range of interest rates of borrowings as of December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025

Bank borrowings - fixed rate	2.24%-4.20%	1.65%-4.20%
Bank borrowings - floating rate	3.78%-7.23%	3.35%-6.39%

(c)	The bank borrowings are repayable as follows:

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Within 1 year	49,114,132	62,088,750
Between 1 and 2 years	2,000,443	1,447,163

	51,114,575	63,535,913

31.	Customer deposits

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Current and saving accounts	576,181	427,529
Fixed deposits	3,357,569	9,029,405

	3,933,750	9,456,934

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

32.	Accounts and other payables and contract liabilities

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Employee benefits payables	3,471,014	3,322,074
Contract liabilities from retail credit and enablement service	827,975	602,765
Tax payable	359,869	494,042
Payable to cooperation banks (a)	831,719	537,978
Other deposits payable	262,280	387,371
Payable to external suppliers (b)	48,074	125,057
Trust management fee payable (b)	52,352	14,606
Payable for purchased assets	1,319,032	1,219,032
Others (c)	320,235	854,137

	7,492,550	7,557,062

(a)	Payable to cooperative banks is related to deposit received from bank customers.

(b)	As of December 31, 2024 and 2025, the aging of payable to external suppliers and trust management fee payable was within 1 year.

(c)	Others mainly comprise advances from customers and clearing and settlement receivables.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

33.	Payable to investors of consolidated structured entities

	December 31, 2024	December 31, 2025
	RMB’000	RMB’000
Payable to investors of consolidated trust plans	42,795,624	28,921,222

	42,795,624	28,921,222

34.	Financing guarantee liabilities

(a)	The following table sets forth the movements of the gross carrying amount of financing guarantee contracts for the year ended December 31, 2023:

	Year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2023	67,011,692	1,491,246	—	68,502,938
New guarantee contracts originated	38,342,179	—	—	38,342,179
Transfers
— From stage 1 to stage 2	(7,000,050)	7,000,050	—	—
— From stage 2 to stage 1	334,007	(334,007)	—	—
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(44,798,214)	(7,143,416)	—	(51,941,630)

As of December 31, 2023	53,889,614	1,013,873	—	54,903,487

(b)	The following table sets forth the movements of ECL allowance of financing guarantee contracts for the year ended December 31, 2023:

	Year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2023	4,375,720	1,387,649	—	5,763,369
New guarantee contracts originated	676,224	—	—	676,224
Transfers
— From stage 1 to stage 2	(5,805,478)	5,805,478	—	—
— From stage 2 to stage 1	313,688	(313,688)	—	—
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(2,830,662)	(6,733,874)	—	(9,564,536)
Remeasurements	6,501,258	809,217	—	7,310,475

As of December 31, 2023	3,230,750	954,782	—	4,185,532

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

34.	Financing guarantee liabilities (continued)

(c)	The following table sets forth the movements of the gross carrying amount of financing guarantee contracts for the year ended December 31, 2024:

	Year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2024	53,889,614	1,013,873	—	54,903,487
New guarantee contracts originated	65,141,133	—	—	65,141,133
Transfers
— From stage 1 to stage 2	(4,928,503)	4,928,503	—	—
— From stage 2 to stage 1	210,646	(210,646)	—	—
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(46,944,282)	(5,083,315)	—	(52,027,597)

As of December 31, 2024	67,368,608	648,415	—	68,017,023

(d)	The following table sets forth the movements of ECL allowance of financing guarantee contracts for the year ended December 31, 2024:

	Year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2024	3,230,750	954,782	—	4,185,532
New guarantee contracts originated	1,384,484	—	—	1,384,484
Transfers
— From stage 1 to stage 2	(4,087,051)	4,087,051	—	—
— From stage 2 to stage 1	195,357	(195,357)	—	—
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(2,364,552)	(4,744,347)	—	(7,108,899)
Remeasurements	5,264,775	492,087	—	5,756,862

As of December 31, 2024	3,623,763	594,216	—	4,217,979

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

34.	Financing guarantee liabilities (continued)

(e)	The following table sets forth the movements of the gross carrying amount of financing guarantee contracts for the year ended December 31, 2025:

	Year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2025	67,368,608	648,415	—	68,017,023
New guarantee contracts originated	58,210,478	—	—	58,210,478
Transfers
— From stage 1 to stage 2	(8,397,741)	8,397,741	—	—
— From stage 2 to stage 1	539,738	(539,738)	—	—
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(52,344,977)	(6,412,316)	—	(58,757,293)

As of December 31, 2025	65,376,106	2,094,102	—	67,470,208

(f)	The following table sets forth the movements of ECL allowance of financing guarantee contracts for the year ended December 31, 2025:

	Year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2025	3,623,763	594,216	—	4,217,979
New guarantee contracts originated	1,502,173	—	—	1,502,173
Transfers
— From stage 1 to stage 2	(5,778,027)	5,778,027	—	—
— From stage 2 to stage 1	482,315	(482,315)	—	—
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(2,991,987)	(5,764,808)	—	(8,756,795)
Remeasurements	6,958,587	1,725,399	—	8,683,986

As of December 31, 2025	3,796,824	1,850,519	—	5,647,343

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

35.	Convertible promissory notes payable
In October 2015, in connection with the acquisition of Gem Alliance Limited, the Company issued a convertible promissory note (the “Note”) to PAOH, a subsidiary of Ping An Group, in an aggregate principal amount of USD1,953.8 million. On the same date, PAOH agreed to transfer USD937.8 million of the principal amount of the Note and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited (“An Ke”), a subsidiary of Ping An Group. The Note bears interest paid semi-annually at the rate of 0.7375% per annum. Subject to its terms and conditions, the holders of the Note have the right to convert the Note into ordinary shares of the Company within the conversion period commencing on the listing date of the Company until the date which is five business days before (and excluding) the eighth anniversary of the issuance date of the Note at the conversion price of USD14.8869 per share, subject to certain anti-dilution adjustments if applicable.
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
On December 6, 2022, the Company, PAOH and An Ke entered into an amendment and supplemental agreement (the “Fourth Amendment and Supplemental Agreement”) to amend the terms of the Note, pursuant to which the Company agreed to redeem 50% of the outstanding principal amount of the Note from PAOH and An Ke, and the parties agreed to extend the maturity date and the commencement date of the conversion period of the remaining 50% of the Note. As a result, the remaining 50% outstanding principal amount of the Note bear interest, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of the Note outstanding from time to time, which will be payable semi-annually until October 8, 2026. The Note can be converted into the shares at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of USD14.8869 per ordinary share subject to certain adjustments as set forth in the Note (Note 46). Unless converted or purchased and canceled prior to the maturity date, the Company will redeem the Note of its principal amounts together with the accrued interest on the maturity date.
The Group measured the liability component at initial recognition based on its best estimate of the present value of the redemption amount and recognized the residual in the equity component to reflect the value of conversion rights. Subsequent to initial recognition, the liability component of convertible promissory notes payable measured at amortized cost using the effective interest rate method with interest expenses recorded in the finance costs. The equity component was not re-measured
subsequently.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

35.	Convertible promissory notes payable (continued)

	Liabilities	Equity
	RMB’000	RMB’000
Carrying value as of January 1, 2023	5,164,139	160,185

Interest accrued at effective interest rate (Note 12)	448,017	—
Interest paid	(50,900)	—
Exchange differences	89,012	—

Carrying value as of December 31, 2023	5,650,268	160,185

Interest accrued at effective interest rate (Note 12)	486,731	—
Interest paid	(51,180)	—
Exchange differences	88,231	—

Carrying value as of December 31, 2024	6,174,050	160,185

Interest accrued at effective interest rate (Note 12)	526,111	—
Interest paid	(51,597)	—
Exchange differences	(144,761)	—

Carrying value as of December 31, 2025	6,503,803	160,185

36.	Financial assets sold under repurchase agreements

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000
Principal	782,397	1,661,960
Accrued interest	62	48

	782,459	1,662,008

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

37.	Other liabilities

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000
Accrued expenses	1,082,704	907,821
Derivative financial liabilities	—	5,239
Provisions (a)	164,212	246,399
Others	40,646	7,696

	1,287,562	1,167,155

(a)	Amount represented the provision accrued for outstanding litigation as of each balance sheet date.

38.	Share capital and share premium

	Ordinary shares
	Number of shares	Share capital	Share premium
		RMB’000	RMB’000
As of January 1, 2023	1,203,505,757	75	32,073,874

Exercise of share-based payment	—	—	17,403
Repayment of optionally convertible promissory notes	—	—	1,489,748
Cash dividend (Note 46)	—	—	(1,438,792)

As of December 31, 2023	1,203,505,757	75	32,142,233

Exercise of share-based payment	—	—	42,475
Cash dividend (Note 46)	586,176,887	42	(5,156,862)

As of December 31, 2024	1,789,682,644	117	27,027,846

Exercise of share-based payment	—	—	85

As of December 31, 2025	1,789,682,644	117	27,027,931

The share capital of the Company is US$100,000 divided into 10,000,000,000 shares of US$0.00001 par value each. All the issued shares is fully paid.

39.	Treasury shares

	Shares	Amount
		RMB’000
As of January 1, 2023	57,511,787	5,642,769

Exercise of share-based payment (a)	(325,202)	(1)

As of December 31, 2023	57,186,585	5,642,768

Exercise of share-based payment (a)	(880,276)	—

As of December 31, 2024	56,306,309	5,642,768

Exercise of share-based payment (a)	(1,450)	—

As of December 31, 2025	56,304,859	5,642,768

(a)
For the years ended December 31, 2023, 2024 and 2025, the numbers of treasury shares of 325,202, 880,276 and 1,450 had been used for the exercise of share-based payment with a par value of USD0.00001 per share, respectively.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

40.	Other reserves

	Employee share-based compensation reserve	Translation differences	General reserve	Value of conversion rights - optionally convertible promissory notes	Value of conversion rights - convertible promissory notes (Note 35)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2023	652,232	(1,406,270)	4,440,851	1,489,748	160,185	(1,564,978)	3,771,768

Exercise of share-based payment	(15,667)	—	—	—	—	—	(15,667)
Foreign operation translation difference	—	(465,590)	—	—	—	—	(465,590)
Acquisition of non-controlling interests of a subsidiary	—	—	—	—	—	4,511	4,511
Share-based payment	(36,089)	—	—	—	—	—	(36,089)
Repayment of optionally convertible promissory notes	—	—	—	(1,489,748)	—	—	(1,489,748)

As of December 31, 2023	600,476	(1,871,860)	4,440,851	—	160,185	(1,560,467)	1,769,185

	Employee share-based compensation reserve	Translation differences	General reserve	Value of conversion rights - convertible promissory notes (Note 35)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2024	600,476	(1,871,860)	4,440,851	160,185	(1,560,467)	1,769,185

Exercise of share-based payment	(40,193)	—	—	—	—	(40,193)
Foreign operation translation difference	—	(119,656)	—	—	—	(119,656)
Share-based payment	(17,888)	—	—	—	—	(17,888)

As of December 31, 2024	542,395	(1,991,516)	4,440,851	160,185	(1,560,467)	1,591,448

	Employee share-based compensation reserve	Translation differences	General reserve	Value of conversion rights - convertible promissory notes (Note 35)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2025	542,395	(1,991,516)	4,440,851	160,185	(1,560,467)	1,591,448

Exercise of share-based payment	(85)	—	—	—	—	(85)
Foreign operation translation difference	—	158,759	—	—	—	158,759
Share-based payment	310	—	—	—	—	310
Long-term service plan	(3,930)	—	—	—	—	(3,930)

As of December 31, 2025	538,690	(1,832,757)	4,440,851	160,185	(1,560,467)	1,746,502

41.	Retained earnings
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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

42.	Commitments

(a)	Financing guarantee commitments
The Group provides financing guarantees services to individuals and small and micro-business owners who successfully obtain loans through the Group’s platform. The following table sets forth the balance of such commitments under the financing guarantee contracts for which the Group does not consolidate the underlying loans.

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000
Financing guarantee commitments	68,017,023	67,470,208

43.	Notes to the consolidated statements of cash flows

(a)	Reconciliation from profit/(loss) before income tax expense to cash generated from operating activities:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Profit/(loss) before income tax expense	1,588,465	(2,078,685)	(577,746)
Adjustments for:
Depreciation of property and equipment	185,222	104,439	49,831
Depreciation of right-of-use assets	427,358	283,645	209,151
Amortization of intangible assets	11,022	39,766	14,608
Share of loss of associates and joint ventures	5,416	691	—
Net gain on sales of property and equipment, and intangible assets	21,994	84,666	1,006
Net unrealized loss/(gain) on financial assets at fair value through profit or loss	525,003	1,583,149	(871,086)
Non-cash employee benefits expense - share based payment	(36,204)	(18,119)	374
Asset impairment losses	31,246	—	28,306
Credit impairment losses	5,596,942	7,638,072	10,575,102
Finance costs classified as financing activities	1,764,472	1,114,753	981,416
Investment income classified as investing activities	(604,979)	(537,329)	(783,678)
Foreign exchange loss/(gain)	(75,714)	190,800	64,565

	9,440,243	8,405,848	9,691,849

Change in operating assets and liabilities, net of effects from purchase of controlled entity:
Decrease in loans to customers and accounts and other receivables	103,902,273	17,856,581	3,486,172
Decrease/(increase) in accounts and other payables	(97,868,864)	(22,107,429)	1,093,009

Cash generated from operating activities	15,473,652	4,155,000	14,271,030

(b)	Net decrease in cash and cash equivalents

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Cash and cash equivalents at the end of the year	18,577,225	11,798,435	11,089,073
Less: Cash and cash equivalents at the beginning of the year	(29,594,654)	(18,577,225)	(11,798,435)

Net decrease in cash and cash equivalents	(11,017,429)	(6,778,790)	(709,362)

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

43.	Notes to the consolidated statements of cash flows (continued)

(c)	Cash and cash equivalents

	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Cash at bank (Note 16)	39,695,914	29,903,846	22,086,187
Less: Time deposits with original maturities of more than three months	(21,122,482)	(18,108,539)	(11,000,088)
Add: Provision for impairment losses	3,793	3,128	2,974

Cash and cash equivalents at the end of the year	18,577,225	11,798,435	11,089,073

(d)	Net debt reconciliation
This section sets out an analysis of net debt and the movements in net debt for each of the years ended December 31, 2023, 2024 and 2025.

	Borrowings	Bonds payable	Convertible promissory notes payable	Lease liabilities	Optionally convertible promissory notes	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2023	36,915,513	2,143,348	5,164,139	760,626	8,142,908	53,126,534

Cash flows	349,881	(2,298,222)	(50,900)	(486,942)	(8,840,294)	(11,326,477)
Acquisitions - leases	—	—	—	273,778	—	273,778
Disposals - leases	—	—	—	(170,878)	—	(170,878)
Foreign exchange adjustments	15,441	79,167	89,012	—	290,131	473,751
Accrued expense	1,542,449	75,707	448,017	27,934	407,255	2,501,362

As of December 31, 2023	38,823,284	—	5,650,268	404,518	—	44,878,070

Cash flows	10,360,632	—	(51,180)	(289,615)	—	10,019,837
Acquisition of subsidiaries	—	—	—	8,612	—	8,612
Acquisitions - leases	—	—	—	217,279	—	217,279
Disposals - leases	—	—	—	(53,727)	—	(53,727)
Foreign exchange adjustments	253,081	—	88,231	—	—	341,312
Accrued expense	1,677,578	—	486,731	15,800	—	2,180,109

As of December 31, 2024	51,114,575	—	6,174,050	302,867	—	57,591,492

Cash flows	10,974,734	—	(51,597)	(206,364)	—	10,716,773
Acquisitions - leases	—	—	—	196,102	—	196,102
Disposals - leases	—	—	—	(45,035)	—	(45,035)
Foreign exchange adjustments	(107,518)	—	(144,761)	—	—	(252,279)
Accrued expense	1,554,122	—	526,111	12,194	—	2,092,427

As of December 31, 2025	63,535,913	—	6,503,803	259,764	—	70,299,480

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

44.	Share-based payment
The employees of the Group participate in share-based compensation plans under which share options and PSUs may be granted.

(a)	Share options
In December 2014 and August 2015, the board of directors of the Company approved the establishment of the Phase I Share Incentive Plan (the “2014 Plan”) and the Phase II Share Incentive Plan (the “2015 Plan”) for granting a maximum of 20,644,803 Class A ordinary shares. The shares reserved for grants under the plan were treated as treasury shares in the consolidated financial statements.
Options granted under the 2014 Plan and 2015 Plan are valid and effective for 10 years from the date of grant and generally vest evenly over four years. The Group originally determined that the vesting period would commence no later than the grant date and would end either on the date 6 months after the IPO date or on the service condition ending date, whichever was later. Before the IPO, the Group revised the vesting period to reflect the best available estimate of the IPO date. Before the successful IPO, any change in the estimate of the IPO date resulted in an adjustment of share-based compensation expenses on a cumulative basis in the period when such change was made.
The Group does not have statutory or constructive obligations to purchase or repay options by cash.
The following table sets forth the changes in the number of outstanding options and the weighted average exercise prices:

	Average exercise price per share option	Number of options
	(RMB)	(in ‘000)
Outstanding as of January 1, 2023	86.62	15,000
Exercised during the period	8.00	(181)
Forfeited and other change during the year	98.34	(1,425)

As of December 31, 2023	87.58	13,394

Exercised during the period	8.00	(247)
Forfeited and other change during the year	89.20	(2,437)

As of December 31, 2024	88.90	10,710

Forfeited and other change during the year	49.10	(1,884)

As of December 31, 2025	97.38	8,826

The Company recognized nil, nil and nil in expenses related to share options in 2023, 2024 and 2025, respectively. The weighted-average remaining contract lives for outstanding share options were 2.73 years, 1.71 years and 0.95 years as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth the outstanding share options as of December 31, 2025 by different exercise price:

Number of options
(in ‘000)
Exercise price per share option (RMB)
8.00	—
50.00	982
98.06	5,777
118.00	2,067

8,826

No share options were granted for the years ended December 31, 2023, 2024 and 2025.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

44.	Share-based payment (continued)

(b)	PSUs
On September 4, 2019, the board of directors of the Company approved the establishment of the 2019 Performance Share Unit Plan (“2019 Plan”) for granting a maximum of 15,000,000 Class A ordinary shares, and also allowing for an additional grant of up to 10,000,000 Class A ordinary shares to participants under the 2014 Plan. Such shares were issued to Tun Kung Company Limited on December 24, 2019 and were treated as treasury shares in the consolidated financial statements. On July 21, 2021, the Company’s board of directors approved and authorized the Company to repurchase an aggregate of 35,644,803 shares, which included shares relating to the 2014 Plan, the 2015 Plan and the 2019 Plan, from Tun Kung Company Limited at par value.
For the years ended December 31, 2023, 2024 and 2025, 32,000 PSUs, nil and nil were granted, respectively, which are generally subject to a four-year vesting schedule as determined by the administrator of the plans. The actual number of PSUs provided to a grantee can vary from zero to 100 percent depending on the Group’s performance against certain key performance indicators which are determined annually.
The following table sets forth the changes in the number of PSUs and the weighted average exercise prices:

	Weighted average grant day fair value	Number of units
	(RMB)	(in ‘000)
Outstanding as of January 1, 2023	83.73	2,355

Granted during the year	8.90	32
Exercised during the year	431.02	(172)
Forfeited and other change during the year	147.31	(119)

Outstanding as of December 31, 2023	50.48	2,096

Exercised during the year	61.44	(635)
Forfeited and other change during the year	39.95	(614)

Outstanding as of December 31, 2024	30.46	847

Forfeited and other change during the year	11.51	(14)

Outstanding as of December 31, 2025	30.84	833

For the years ended December 31, 2023, 2024 and 2025, the Company reversed expenses of RMB36 million, RMB18 million and recognized expenses of RMB0.3 million of expenses related to PSUs, respectively.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

45.	Related parties and related party transactions
In addition to the previous notes, the following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2023, 2024 and 2025.

(a)	Names and relationships with related parties
The following table sets forth the major related parties which have major transactions with the Group during the years ended December 31, 2023, 2024 and
2025
:

	Name of related parties	Relationship with the Company
Before July 30, 2024	Ping An Insurance (Group) Company of China, Ltd.	Significant influence on the Company and its subsidiaries

From July 30, 2024	Ping An Insurance (Group) Company of China, Ltd.	Ultimate controlling shareholder of the Company and its subsidiaries

45.1	Significant transactions with related parties
The following are the significant related party transactions with Ping An Group and its subsidiaries during the period:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Technology platform-based income	514,936	91,005	65,007

Other income	1,109,802	1,275,058	936,171

Investment income	158,552	74,114	10,813

Interest income	415,748	281,260	190,128

Interest expenses	14,115	20,824	29,028

Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses	2,136,087	1,566,975	1,368,008

Other gain/(loss) - net	(70,671)	25,431	642

Technology platform-based income
Ping An Group’s subsidiaries offer financial products available on the Group’s technology platform. Fees are collected and recognized from Ping An Group’s subsidiaries upon successful facilitation.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

45.	Related parties and related party transactions (continued)

45.1	Significant transactions with related parties (continued)

Other income
Other income mainly comprises income from the account management services provided by the Group to Ping An Group’s subsidiaries. The Group generally receives the service fees monthly primarily based on the performance of the underlying loans managed by the Group for Ping An Group’s subsidiaries.
Investment income
Investment income mainly consists of investment return received by the Group on investment products issued or managed by Ping An Group’s subsidiaries.
Interest income
Ping An Group’s subsidiaries provide deposit services to the Group. Interest income mainly consists of the interest received from Ping An Group’s subsidiaries for the deposits, and is calculated based on the effective interest rates on the outstanding balances.
Interest expenses
Interest expenses, recognized in net interest income and finance cost, mainly consist of interest paid for borrowings from Ping An Group’s subsidiaries. These borrowings were used to provide funding for on-balance
sheet loans under the Group’s retail credit and enablement business. Interest expenses are calculated based on the effective interest rates and the carrying amount of such borrowings.
Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses
Ping An Group and its subsidiaries provide a wide spectrum of services to the Group, including but not limited to:
(1) accounting processing and data communication services; (2) transaction settlement and custodian services; (3) office premise rental services; (4) technology support; and (5) human resources support. The Group, in return, pays service fees to Ping An Group and its subsidiaries. The precise scope of services, service fee calculation, method of payment and other details of the service arrangements are agreed between the relevant parties separately.
The service fees paid by the Group to Ping An Group’s subsidiaries are determined through a bidding procedure according to the internal policies and procedures of the Group. If no tendering and bidding process is required under the Group’s internal policies, they are determined through mutual negotiations between the two parties based on historical fees of such services and comparable market rates.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

45.	Related parties and related party transactions (continued)

45.1	Significant transactions with related parties (continued)

Other gain/(loss) - net
Other gain/(loss) – net mainly consist of foreign exchange losses due to the foreign exchange swaps provided by Ping An Group’s subsidiaries.
Cash
A portion of cash on demand and term deposits is held with Ping An Group’s subsidiaries, including some of those deposits being in foreign currencies.
Leases
Part of the
right-of-use
assets and lease liabilities are rented from Ping An Group’s subsidiaries, and are used as workplace.
Convertible promissory notes payable
Ping An Group’s subsidiaries also held convertible promissory notes issued by the Company, which are disclosed in Note 35.
Purchase of financial assets
The Group purchased certain assets management plans, trust plans, mutual funds, private funds and other equity investments, wealth management products and corporate bonds managed and/or issued by Ping An Group’s subsidiaries. Please refer to Note 4.3 for the Group’s maximum exposure related to these investments.
Other transactions
The Group acquired
non-performing
assets from subsidiaries of Ping An Group through 11 trust plans managed by a third-party trust company, with a consideration of RMB757 million in
2024. The Group recognized losses of RMB718 million and RMB176 million in 2024 and 2025, respectively, for the total non-performing assets acquired from subsidiaries of Ping An Group through 11 trust plans.
On April 23, 2025, the Group entered into a loss sharing agreement with Shanghai Lufax Fund Sales Co., Ltd. (“Lufunds”) regarding the historical acquisition of non-performing assets amounting to RMB
1,372
million. Pursuant to the agreement, Lufunds bears
 70%
of the associated losses. A gain and an asset amounting to RMB million in respect of the fair value of the agreement were recognized for the year ended December 31, 2025. Lufunds paid RMB283 million to the Group as of December 31, 2025.
On July 21, 2025, Ping An Consumer Finance Co., Ltd entered into an asset transfer agreement with Shenzhen China Merchants Ping An Asset Management Company Limited. Ping An Consumer Finance Co., Ltd conditionally agreed to transfer to Shenzhen China Merchants Ping An Asset Management Company Limited the credit assets related to non-performing
debts with an aggregate principal balance and interest totaling approximately RMB469 million as of the transaction reference date, for a consideration of RMB36 million.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

45.	Related parties and related party transactions (continued)

45.2	Year end balances with related parties
The following are the significant related party balances with Ping An Group and its subsidiaries as of period end:

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000
Cash	10,621,118	6,493,443

Restricted cash	5,647,728	3,986,060

Accounts and other receivables and contract assets and other assets (i)	2,189,140	1,071,570

Accounts and other payables and contract liabilities and other liabilities (i)	1,464,914	1,658,352

Financial assets at amortized cost	1,500,582	—

Borrowings	818,986	1,520,258

Payable to platform investors, accounts and other payables and contract liabilities and other liabilities (i) (ii)	3,910	3,910

(i)
The balances with related parties were unsecured, interest-free and repayable on demand. These non-trade
balances with related parties were mainly for treasury management purposes which are collectable or repayable on demand or within one year.

(ii)	No cash dividends were paid to either An Ke or PAOH in 2025 (2024: nil).

45.3	Key management personnel compensation
Key management includes directors (executive and
non-executive)
and senior officers. The following table sets forth the compensation paid or payable to key management for employee services:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Wages, salaries and bonus	26,074	37,412	26,378
Other social security costs, housing benefits and other employee benefits	7,267	6,262	4,633
Pension costs - defined contribution plans	359	374	385
Share-based payment	(19,049)	(2,294)	—

	14,651	41,754	31,396

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

46.	Dividends
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
On March 21, 2024, the Company’s board of directors approved a special dividend of USD1.21 per ordinary share or USD2.42 per ADS based on the Company’s outstanding shares to shareholders in record as of the close of trading on the New York Stock Exchange on June 4, 2024. Under the Scrip Dividend Scheme, holders of Shares have the following choices in respect of the Special Dividend, cash of USD1.21 per Share or an allotment of such number of new Shares equal to, save for adjustment for fractions, the amount of the Special Dividend which holders of Shares would otherwise be entitled to receive in cash, divided by the Reference Price per Share. Based on the election for scrip dividend under the Lufax Scrip Dividend Scheme, a total of 586,176,887 new Lufax Shares (including Lufax Shares underlying Lufax ADSs) were allotted and issued as the Lufax Special Dividend. Among these new Lufax Shares, 305,989,352 new Lufax Shares and 203,890,905 new Lufax Shares were allotted and issued to An Ke and PAOH.
As of December 31, 2024 and 2025, the adjusted conversion prices of the Note (refer to Note 35) were USD
2.32 per ordinary share.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

47.	Contingent liabilities
Owing to the nature of the Group’s related business, the Group is involved in contingencies and legal proceedings in the ordinary course of business, including, but not limited to, being the plaintiff or the defendant in litigations and arbitrations. The Group may also be subject to class actions, regulatory and government investigations, including but not limited to compliance with anti-corruption and anti-bribery laws, trade sanctions laws and export control laws. Such matters could be developed into legal proceedings or enforcement actions, in which remedies could include fines, penalties, restitution or alterations in the Group’s business practices, and could result in additional expenses, limitations on certain business activities and reputational damage.
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

48.	Benefits and interests of directors
The remuneration of each director of the Company includes directors’ fees, salaries and bonuses, social security and housing funds, other benefits, and non-monetary
benefits.
The directors’ fees, salaries and bonuses, social security and housing fund and other benefits incurred by the Group for the years ended December 31, 2023, 2024 and 2025 are set out as follows:
For the year ended December 31, 2023:

Name	Directors’ fees	Salaries and bonuses	Pension costs - defined contribution plans	Other social security and housing fund	Other benefits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors:
Yong Suk Cho	—	7,390	66	20	2,076	9,552
Gregory Dean Gibb	—	5,180	43	40	2,198	7,461
Non-Executive Directors:
Xudong Zhang	500	—	—	—	—	500
Weidong Li	500	—	—	—	—	500
Rusheng Yang	500	—	—	—	—	500
David Xianglin Li	500	—	—	—	—	500
Guangheng Ji	—	—	—	—	—	—
Xin Fu	—	—	—	—	—	—
Yuqiang Huang	—	—	—	—	—	—
Yonglin Xie	—	—	—	—	—	—

	2,000	12,570	109	60	4,274	19,013

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

48.	Benefits and interests of directors (continued)

For the year ended December 31, 2024:

Name	Directors’ fees	Salaries and bonuses	Pension costs - defined contribution plans	Other social security and housing fund	Other benefits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors:
Yong Suk Cho	—	13,050	69	40	2,069	15,228
Gregory Dean Gibb	—	4,097	43	32	2,137	6,309
Peiqing Zhu	—	3,090	46	46	65	3,247
Non-Executive Directors:
Xudong Zhang	446	—	—	—	—	446
Weidong Li	500	—	—	—	—	500
Rusheng Yang	500	—	—	—	—	500
David Xianglin Li	500	—	—	—	—	500
Hui Liu	—	—	—	—	—	—
Shibang Guo	—	—	—	—	—	—
Xin Fu	—	—	—	—	—	—
Yuqiang Huang	—	—	—	—	—	—
Yonglin Xie	—	—	—	—	—	—

	1,946	20,237	158	118	4,271	26,730

For the year ended December 31, 2025:

Name	Directors’ fees	Salaries and bonuses	Pension costs - defined contribution plans	Other social security and housing fund	Other benefits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors:
Yong Suk Cho	—	7,362	75	33	2,082	9,552
Tongzhuan Xi	—	1,955	48	50	40	2,093
Peiqing Zhu	—	750	24	23	95	892
Non-Executive Directors:
Dicky Peter Yip	1,270	—	—	—	—	1,270
Rusheng Yang	500	—	—	—	—	500
David Xianglin Li	500	—	—	—	—	500
Wai Ping Tina Lee	189	—	—	—	—	189
Weidong Li	311	—	—	—	—	311
Yonglin Xie	—	—	—	—	—	—
Xin Fu	—	—	—	—	—	—
Shibang Guo	—	—	—	—	—	—
Hui Liu	—	—	—	—	—	—

	2,770	10,067	147	106	2,217	15,307

Other
non-monetary
benefits include share options and PSUs. In the years ended December 31, 2023, 2024 and 2025, the total number of shares issued upon the exercise of share options and vesting of PSUs granted to the directors of the Company were nil, 37,568 and nil, respectively, with trading prices ranging from USD2.95 per share to USD12.61 per share.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

49.	Business combinations
On April 2, 2024, the Group acquired 100% equity interest in PAObank, a licensed bank authorized under the Hong Kong Banking Ordinance, at a cash consideration of HKD933 million (equivalent to approximately RMB846 million). Upon completion of the transaction, PAObank became a wholly-owned subsidiary of the Group.
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

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

49.	Business combinations (continued)

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

50.	Segment report
The Group’s acquisition of PAObank was completed and the PAObank became a wholly-owned subsidiary of the Group in 2024. Based on the assessment of reportable segments under IFRS 8, the Group determined that only one operating segment needs to be reported as none of the operating segments, other than the lending-related business, meets the quantitative thresholds in terms of revenue, profit or loss, and assets for the year ended 31 December 2024.
As digital banking business meets the quantitative threshold in terms of profit or loss for the year ended 31 December 2025, segment information is reported as follows:

Lending-related business	-	Retail credit and enablement, consumer finance loan
Digital banking business	-	Retail banking and SME banking

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

50.	Segment report (continued)

The principal executive officer is the Chief Operating Decision Maker (CODM) and monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements. However, withholding taxes are managed on a group basis and are not allocated to operating segments.
No revenue from transactions with a single external customer or counterparty amounted to 10% or more of the Group’s total revenue in 2024 or 2025.

Year ended 31 December 2024	Lending- related business	Digital banking business	Others and eliminations (a)	Consolidated

	RMB’000	RMB’000	RMB’000	RMB’000
Service income	13,269,082	123	(20,614)	13,248,591
External customers	13,258,127	123	(9,659)	13,248,591
Inter-segment	10,955	—	(10,955)	—
Net interest income	12,252,365	57,685	1,278	12,311,328
Investment income/(loss)	(969,967)	47,037	(122,890)	(1,045,820)
Share of net losses of investments accounted for using the equity method	(691)	—	—	(691)

Total income	24,550,789	104,845	(142,226)	24,513,408

Sales and marketing expenses	(5,211,047)	(35,855)	1,449	(5,245,453)
General and administrative expenses	(1,736,182)	(30,515)	(147,645)	(1,914,342)
Operation and servicing expenses	(4,874,498)	(80,301)	1,352	(4,953,447)
Technology and analytics expenses	(1,071,840)	(49,902)	18,778	(1,102,964)
Credit impairment losses	(12,544,752)	(64,488)	(3,667)	(12,612,907)
Depreciation and amortization	(388,252)	(34,271)	(2,999)	(425,522)
Others	413,175	(63,764)	(686,869)	(337,458)

Total expenses	(25,413,396)	(359,096)	(819,601)	(26,592,093)

Segment loss before taxation	(862,607)	(254,251)	(961,827)	(2,078,685)
Income tax expense	(472,871)	—	(1,051,959)	(1,524,830)

Segment loss	(1,335,478)	(254,251)	(2,013,786)	(3,603,515)

Total assets	199,001,686	4,884,657	(349,700)	203,536,643

Total liabilities	115,102,461	4,124,629	711,796	119,938,886

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

50.	Segment report (continued)

Year ended 31 December 2025	Lending- related business	Digital banking business	Others and eliminations (a)	Consolidated

	RMB’000	RMB’000	RMB’000	RMB’000
Service income	12,294,156	2,958	(18,648)	12,278,466
External customers	12,277,668	2,640	(1,842)	12,278,466
Inter-segment	16,488	318	(16,806)	—
Net interest income	13,102,453	91,707	220	13,194,380
Investment income/(loss)	1,622,699	108,057	(75,992)	1,654,764

Total income	27,019,308	202,722	(94,420)	27,127,610

Sales and marketing expenses	(3,870,154)	(63,732)	10,324	(3,923,562)
General and administrative expenses	(1,511,519)	(50,572)	(279,395)	(1,841,486)
Operation and servicing expenses	(3,685,504)	(108,658)	3,052	(3,791,110)
Technology and analytics expenses	(902,023)	(73,671)	12,349	(963,345)
Credit impairment losses	(16,434,843)	(123,028)	(545)	(16,558,416)
Depreciation and amortization	(248,038)	(14,619)	(4,006)	(266,663)
Others	222,508	(17,000)	(566,282)	(360,774)

Total expenses	(26,429,573)	(451,280)	(824,503)	(27,705,356)

Segment profit/(loss) before taxation	589,735	(248,558)	(918,923)	(577,746)
Income tax expense	(502,192)	—	(631,673)	(1,133,865)

Segment profit/(loss)	87,543	(248,558)	(1,550,596)	(1,711,611)

Total assets	200,937,283	11,194,673	(4,017,309)	208,114,647

Total liabilities	119,523,801	10,059,051	(3,509,280)	126,073,572

(a)
Others and eliminations mainly represented the Group’s assets, liabilities, income and expenses that are held or incurred for corporate function; or unable to be allocated to a segment on a reasonable basis.

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

51.	Parent company only condensed financial information
Parent company only financial statements include the condensed financial information comprising the statements of financial position, cash flows and comprehensive income of the parent company as of the same dates and for the same periods for which the consolidated financial statements have been presented.

(a)	Investments accounted for using the equity method

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Investments in subsidiaries and associates	101,196,485	88,408,748	83,871,404

	101,196,485	88,408,748	83,871,404

Under the equity method, the investments are initially recognized at cost, and the carrying amounts are increased or decreased to recognize the investor’s share of the profit or loss of the investees after the dates of acquisition.
Condensed Statements of Comprehensive Income

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Investment income/(loss)	8,105	2,320	(1,047)
Income/(loss) from subsidiaries and VIEs	1,965,510	(2,903,090)	(1,207,874)

Total income	1,973,615	(2,900,770)	(1,208,921)

General and administrative expenses	(155,610)	(147,294)	(272,317)
Credit impairment gains/(losses)	440	(743)	(2,446)
Finance costs	(1,003,183)	(647,878)	(667,413)
Other gain/(loss) - net	(5,638)	(172,472)	53,753

Total expenses	(1,163,991)	(968,387)	(888,423)

Profit/(loss) before income tax expense	809,624	(3,869,157)	(2,097,344)
Less: Income tax expense	—	(1,463)	(334)

Net profit/(loss) for the year	809,624	(3,870,620)	(2,097,678)

Net profit/(loss) attributable to:
Owners of the Company	809,624	(3,870,620)	(2,097,678)
Other comprehensive loss, net of tax:
- Exchange differences on translation of foreign operations	(465,590)	(119,656)	158,759

Total comprehensive income/(loss) for the year	344,034	(3,990,276)	(1,938,919)

Total comprehensive income/(loss) attributable to:
Owners of the Company	344,034	(3,990,276)	(1,938,919)

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

5 1 .	Parent company only condensed financial information (continued)

Condensed Statements of Financial Position

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000
ASSETS
Cash at bank	1,475,210	30,869
Restricted cash	—	4,288
Financial assets at fair value through profit or loss	65,437	280,110
Accounts and other receivables and contract assets	1,322,634	8,075,421
Investments accounted for using the equity method	88,408,748	83,871,404

Total assets	91,272,029	92,262,092

LIABILITIES
Borrowings	3,165,276	5,752,193
Accounts and other payables and contract liabilities	81,936	80,266
Convertible promissory notes payable	6,174,050	6,503,803
Other liabilities	78,065	95,667

Total liabilities	9,499,327	12,431,929

EQUITY
Share capital	117	117
Share premium	27,027,846	27,027,931
Treasury shares	(5,642,768)	(5,642,768)
Other reserves	1,591,448	1,746,502
Retained earnings	58,796,059	56,698,381

Total equity	81,772,702	79,830,163

Total liabilities and equity	91,272,029	92,262,092

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

51.	Parent company only condensed financial information (continued)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash used in operating activities	(44,192)	(61,440)	(214,412)

Net cash used in operating activities	(44,192)	(61,440)	(214,412)

Cash flows from investing activities
Inter-company cash flow	(4,600)	—	—
Capital contribution to consolidated entities	—	(736,585)	(730,472)
Payment for advances to consolidated entities	(948,295)	(3,402,183)	(9,575,030)
Receipts of repayments of the advances and capital return from consolidated entities	1,669,873	1,477,282	5,445,962
Proceeds and interest from sale of investment assets	774,498	235,135	1,392,986
Payment for acquisition of investment assets	—	(347,971)	(934,331)
Receipts of dividends from consolidated entities	5,744,880	11,450,000	3,100,000
Other investing activities	—	(861,014)	466

Net cash generated from/(used in) investing activities	7,236,356	7,814,664	(1,300,419)

Cash flows from financing activities
Proceeds from exercise of share-based payment	252	—	—
Proceeds from borrowings	4,069,584	2,238,818	2,747,800
Repayment of borrowings	(140,564)	(3,189,572)	(1,822,256)
Repayment for advances to consolidated entities	(4,695,913)	(918,812)	(200,895)
Receipts of advances from consolidated entities	5,266,949	277,438	200,000
Repayment of convertible promissory notes payable	(3,642,931)	—	—
Repayment of optionally convertible promissory notes	(8,342,096)	—	—
Refund of cash reserved for repurchase of ordinary shares	854,624	—	—
Payment for interest expenses	(736,493)	(306,045)	(181,023)
Payment for dividend declared	(1,435,461)	(5,132,615)	—
Proceeds from issuance of shares and other equity securities	—	2,172	129

Net cash (used in)/generated from financing activities	(8,802,049)	(7,028,616)	743,755

Effect of exchange rate changes on cash and cash equivalents	33,954	9,771	(803)
Net (decrease)/increase in cash and cash equivalents	(1,575,931)	734,379	(771,879)
Add: Cash and cash equivalents at the beginning of the year	1,644,302	68,371	802,750

Cash and cash equivalents at the end of the year	68,371	802,750	30,871

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

52.	Partly-owned subsidiaries with material non-controlling interests

Details of the Group’s subsidiaries that have material
non-controlling
interests are set out below:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Percentage of equity interest held by non-controlling interests:
Zhongshi Credit Management Co., Ltd.	10%	10%	10%
Ping An Consumer Finance Co., Ltd.	30%	30%	30%

Net profit/(loss) for the year allocated to non-controlling interests:
Zhongshi Credit Management Co., Ltd.	(4,147)	(33,157)	28,845
Ping An Consumer Finance Co., Ltd.	147,078	305,160	359,504

	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Accumulated balances of non-controlling interests at the reporting date:
Zhongshi Credit Management Co., Ltd.	16,962	(16,196)	12,649
Ping An Consumer Finance Co., Ltd.	1,531,485	1,838,074	2,197,579

The following tables illustrate the summarized financial information of the above subsidiaries for the year then ended. The amounts disclosed are before any inter-company eliminations:

	Zhongshi Credit Management Co., Ltd.	Ping An Consumer Finance Co., Ltd.
2023
Revenue	611,280	3,530,998
Total expenses	658,324	2,889,025

2024
Revenue	206,301	4,311,091
Total expenses	639,791	2,962,464

2025
Revenue	824,481	4,491,427
Total expenses	435,647	2,892,871

LUFAX HOLDING LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

53.	Events after the reporting period

53.1
In March 2026, a putative federal securities class action was filed against the Company and certain of the Company’s former principal officers (collectively, the “Defendants”), alleging that the Defendants made materially false and misleading statements or omissions, regarding the Company’s internal controls and financial results in violation of the Securities Exchange Act of 1934. As this action remains in its preliminary stage, management is unable to estimate the possible outcome, or possible loss or possible range of loss, if any, associated with the resolution of this case.

53.2	PAO Bank Limited was renamed as Ping An Digital Bank (International) Limited in March 2026.